Form 20-F
period 2002-12-31
KOOKMIN BANK
filed 2003-06-17
CIK 1143680

As filed with the Securities and Exchange Commission on June 17, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 1-15258

Kookmin Bank

(Exact name of Registrant as specified in its charter)

Kookmin Bank

(Translation of Registrant’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

9-1, 2-ga, Namdaemoon-ro, Jung-gu

Seoul 100-703, Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
American Depositary Shares, each representing one share of Common Stock	New York Stock Exchange, Inc.
Common Stock, par value (Won)5,000 per share	New York Stock Exchange, Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

328,258,685 shares of common stock, par value (Won)5,000 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes	☐ No

*    Not for trading, but only in connection with the registration of the American Depositary Shares.

i

ii

CERTAIN DEFINED TERMS

For the years ended December 31, 1999, 2000, 2001 and 2002 and as of December 31, 1999, 2000, 2001 and 2002, we have prepared financial information in accordance with United States generally accepted accounting principles, or U.S. GAAP. Unless indicated otherwise, the financial information in this document as of and for the years ended December 31, 1999, 2000, 2001 and 2002 has been prepared in accordance with U.S. GAAP.

We were formed through a merger between the former Kookmin Bank and H&CB, which merged into a new corporation named “Kookmin Bank” effective November 1, 2001. Accordingly, financial information in this document as of and for the year ended December 31, 2001 reflects the impact of the merger. Under U.S. GAAP, the former Kookmin Bank is deemed the accounting acquiror of H&CB in the merger, and we have accounted for the acquisition using the purchase method of accounting.

In this document:

•	references to “we,” “us” or “Kookmin Bank” are to Kookmin Bank and, unless the context otherwise requires, its subsidiaries and, for periods of time prior to the merger, the former Kookmin Bank;

•	references to “Korea” or the “Republic” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “(Won)” are to the currency of Korea; and

•	references to “U.S. dollars,” “US dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be as a result of rounding.

For your convenience, this document contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2002, which was (Won)1,186.3 = US$1.00.

FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements, which include statements regarding the period following the merger.

Words and phrases such as “will,” “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described. In particular, risks related to our business, including those discussed under “Risk Factors,” could cause actual results to differ materially. These factors include, but are not limited to:

•	our ability to successfully implement our strategy;

•	future levels of non-performing loans;

•	our growth and expansion;

•	the adequacy or allowance for credit and investment losses;

•	technological changes;

•	investment income;

•	cash flow projections;

•	our exposure to market risks;

•	the failure to realize the anticipated benefits of the merger; and

•	adverse market and regulatory conditions.

By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document could include, but are not limited to:

•	general economic and political conditions in Korea;

•	other countries that have an impact on our business activities or investments;

•	the monetary and interest rate policies of Korea;

•	inflation or deflation;

•	unanticipated turbulence in interest rates;

•	foreign exchange rates;

•	equity prices or other rates or prices;

•	the performance of the financial markets in Korea and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in Korea; and

•	regional or general changes in asset valuations.

For further discussion of the factors that could cause actual results to differ, see the discussion under “Item 3D. Risk Factors” contained in this annual report. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in our entirety by the cautionary statements contained or referred to in this section.

Item    1.    IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISERS

Not applicable

Item    2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item    3.    KEY INFORMATION

Item    3A.    Selected Financial Data

The selected consolidated financial and operating data set forth below for the years ended December 31, 1999, 2000, 2001 and 2002 and as of December 31, 1999, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP and audited by PricewaterhouseCoopers, independent accountants.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this document. Historical results do not necessarily predict future results.

Consolidated income statement data

	Year ended December 31,
	1999		2000		2001 (1)		2002		2002 (2)
	(in billions of Won, except per common share data)								(in millions of US$, except per common share data)
Interest and dividend income	(Won)	6,342	(Won)	7,263	(Won)	8,895	(Won)	13,450	$11,338
Interest expense		4,307		4,505		5,317		6,734	5,677

Net interest income		2,035		2,758		3,578		6,716	5,661
Provision for loan losses, guarantees and acceptances		964		67		1,261		3,886	3,275
Non-interest income		1,370		908		1,681		3,098	2,612
Non-interest expense		1,499		1,614		2,354		4,387	3,699
Income tax expense		381		740		621		597	504
Minority interest		6		81		84		(211)	(178)
Net income from discontinued operations after income taxes		(74)		(249)		8		97	82
Extraordinary gain and cumulative effect of accounting change, net of tax		—		13		45		—	—

Net income	(Won)	481	(Won)	928	(Won)	992	(Won)	1,252	$1,055

Net income per common share (3):
Net income-basic	(Won)	2,982	(Won)	4,931	(Won)	4,700	(Won)	3,939	$3.32
Net income-diluted (4)		2,506		4,243		4,256		3,831	3.23
Weighted average common shares outstanding-basic (in thousands of common shares)		161,188		188,107		211,037		317,787	317,787
Weighted average common shares outstanding-diluted (in thousands of common shares)		192,765		219,797		234,541		328,107	328,107
Cash dividends paid per common share (3)(5)(6)	(Won)	338	(Won)	84	(Won)	844	(Won)	100	$0.08

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,186.3 to US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	As discussed in Notes 1 and 3 to our consolidated financial statements, for the purpose of calculating earnings per share, all historical per share and share amounts have been restated to reflect (a) the exchange of former Kookmin Bank shares, at a ratio of 1.688346:1, in connection with our merger with H&CB and (b) a 6% stock dividend approved on March 22, 2002.
(4)	Diluted earnings per share gives effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock for the relevant periods. We have three categories of potentially dilutive common shares: shares issuable on exercise of stock options granted to directors and employees; shares issuable on conversion of convertible debentures; and shares issuable on conversion of preferred shares.
(5)	U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless these are the same.
(6)	On December 15, 2001, our board of directors passed a resolution recommending a 6% stock dividend and a cash dividend of (Won)100 per common share (before dividend tax), representing 2% of the par value of each share, for the fiscal year ended December 31, 2001. This resolution was approved and ratified by our stockholders on March 22, 2002. For this dividend, 17,979,954 common shares were issued and distributed to stockholders who were registered in our stockholder registry on December 31, 2001. No stock dividends were declared for the fiscal years ended December 31, 1999, 2000 or 2002.

Consolidated balance sheet data

	As of December 31,
	1999		2000		2001 (1)		2002		2002 (2)
	(in billions of Won)								(in millions of US$)
Assets
Cash and cash equivalents	(Won)	2,161	(Won)	1,701	(Won)	3,041	(Won)	3,328	$2,805
Restricted cash		706		1,540		4,373		1,580	1,332
Interest-bearing deposits in other banks		629		1,587		592		564	476
Call loans and securities purchased under resale agreements		377		2,491		2,012		229	193
Trading assets		3,636		3,104		6,874		6,368	5,368
Investments (3)		16,293		17,702		26,231		24,223	20,419
Loans (net of allowance for loan losses of (Won)2,623 billion in 1999, (Won)2,394 billion in 2000, (Won)3,508 billion in 2001 and (Won)5,195 billion in 2002)		42,351		57,041		117,452		140,756	118,651
Due from customers on acceptances		995		1,916		1,887		881	743
Premises and equipment, net		1,110		1,126		1,846		2,121	1,788
Accrued interest and dividends receivable		1,090		1,107		1,160		1,116	941
Security deposits		687		690		1,244		1,337	1,127
Goodwill and other intangible assets		211		582		743		631	531
Other assets		1,108		204		697		965	814

Total assets	(Won)	71,354	(Won)	90,791	(Won)	168,152	(Won)	184,099	$155,188

Liabilities and Stockholders’ Equity
Deposits:
Interest bearing	(Won)	40,079	(Won)	54,201	(Won)	110,895	(Won)	118,654	$100,020
Non-interest bearing		2,659		1,982		4,141		3,745	3,157
Call money		1,333		581		2,701		306	258
Trading liabilities		298		718		287		625	527
Acceptances outstanding		995		1,916		1,887		881	743
Other borrowed funds		4,816		6,369		10,812		15,856	13,366
Accrued interest payable		2,105		2,311		4,617		4,463	3,762
Secured borrowings		423		1,468		5,501		7,864	6,629
Long-term debt		14,212		14,797		16,626		20,165	16,998
Other liabilities		1,853		2,482		2,742		2,634	2,220

Total liabilities	(Won)	68,773	(Won)	86,825	(Won)	160,209	(Won)	175,193	$147,680

Minority interest		21		221		308		71	60
Common stock		1,498		1,498		1,588		1,641	1,383
Additional paid-in capital		1,141		1,242		4,960		5,146	4,338
Other		(79)		1,005		1,087		2,048	1,727

Stockholders’ equity		2,560		3,745		7,635		8,835	7,448

Total liabilities, minority interest and stockholders’ equity	(Won)	71,354	(Won)	90,791	(Won)	168,152	(Won)	184,099	$155,188

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,186.3 to US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other investments.

Profitability ratios and other data

	Year ended December 31,
	1999	2000	2001	2002
	(percentages)
Net income as a percentage of:
Average total assets (1)	0.68%	1.15%	0.92%	0.71%
Average stockholders’ equity (1)	23.19	29.42	20.59	13.50
Dividend payout ratio (2)	9.83	1.61	15.06	1.80
Net interest spread (3)	2.68	3.17	3.17	3.71
Net interest margin (4)	3.18	3.68	3.57	4.02
Efficiency ratio (5)	44.03	44.04	44.77	57.44
Cost-to-average assets ratio (6)	2.13	2.01	2.17	4.18
Won loans (gross) as a percentage of Won deposits	97.64	101.53	104.25	115.68
Total loans (gross) as a percentage of total deposits	105.17	105.72	105.09	119.14

(1)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of net income.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income, net of non-interest expense.
(6)	Represents the ratio of non-interest expense to average total assets.

Capital ratios

	As of December 31,
	1999	2000	2001	2002 (2)
	(percentages)
Total capital adequacy ratio (1)	11.38%	11.18%	10.23%	10.41%
Tier I capital adequacy ratio (1)	7.26	6.82	7.09	6.62
Tier II capital adequacy ratio (1)	4.12	4.36	3.18	3.79
Average stockholders’ equity as a percentage of average total assets	2.95	3.92	4.45	5.26

(1)	Our capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission. The computation is based on our consolidated financial statements prepared in accordance with Korean GAAP. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”
(2)	The method of calculating our capital and capital adequacy ratios was changed in 2002. Had we calculated these ratios based on the calculation method in use as of December 31, 2001, our Tier 1 capital ratio would have been 6.66%, our Tier 2 capital ratio would have been 3.86% and our capital adequacy ratio would have been 10.47%.

Credit portfolio ratios and other data

	As of December 31,
	1999		2000		2001		2002
	(in billions of Won, except percentages)
Total loans	(Won)	44,945	(Won)	59,397	(Won)	120,894	(Won)	145,832
Total non-performing loans (1)		2,134		1,762		3,376		3,912
Other impaired loans not included in non-performing loans		4,399		4,145		3,513		2,680
Total of non-performing loans and other impaired loans		6,533		5,907		6,889		6,592
Total allowance for loan losses		2,623		2,394		3,508		5,195
Non-performing loans as a percentage of total loans		4.74%		2.97%		2.79%		2.68%
Non-performing loans as a percentage of total assets		2.99		1.94		2.01		2.13
Total of non-performing loans and other impaired loans as a percentage of total loans		14.54		9.94		5.70		4.52
Allowance for loan losses as a percentage of total loans		5.84		4.03		2.90		3.56

(1)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due more than 90 days.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years.

	Year ended December 31,
	2000 (1)					2001 (1)(2)					2002 (1)
	Average Balance (3)		Interest Income (4)(5)(6)(7)		Average Yield	Average Balance (3)		Interest Income (4)(5)(6)		Average Yield	Average Balance (3)		Interest Income (4)(5)(6)		Average Yield
	(in billions of Won, except percentages)
Assets
Cash and interest-earning deposits in other banks	(Won)	2,701	(Won)	197	7.29%	(Won)	949	(Won)	59	6.22%	(Won)	1,734	(Won)	61	3.52%
Call loans and securities purchased under resale agreements		821		55	6.70		2,093		101	4.83		811		34	4.19
Trading securities		2,571		179	6.96		3,490		172	4.93		5,953		112	1.88
Investment securities (7)		17,623		1,652	9.37		21,152		1,540	7.28		25,090		1,419	5.66
Loans:
Commercial and industrial		27,303		2,246	8.23		32,390		2,664	8.22		38,733		2,744	7.08
Construction loans		1,955		182	9.31		2,503		224	8.95		5,336		384	7.20
Other commercial		1,140		105	9.21		1,339		116	8.66		1,380		80	5.80
Mortgage and home equity		7,081		770	10.87		12,988		1,145	8.82		41,422		3,287	7.94
Other consumer		7,176		811	11.30		12,258		1,194	9.74		25,519		2,130	8.35
Credit cards (6)		5,518		982	17.80		9,938		1,615	16.25		19,840		3,166	15.96
Foreign commercial and industrial		1,087		84	7.73		1,120		65	5.80		1,255		33	2.63

		51,260		5,180	10.11		72,536		7,023	9.68		133,485		11,824	8.86

Total average interest earning assets		74,976		7,263	9.69		100,220		8,895	8.88		167,073		13,450	8.05

Cash and due from banks		2,221		—	—		2,804		—	—		4,697		—	—
Foreign exchange contracts and derivatives		321		—	—		787		—	—		863		—	—
Premises and equipment		1,016		—	—		1,118		—	—		2,033		—	—
Due from customers on acceptance		1,456		—	—		1,202		—	—		322		—	—
Loan loss allowance		(2,130)		—	—		(2,250)		—	—		(4,127)		—	—
Assets of discontinued operations		1,219		—	—		909		—	—		679		—	—
Other non-interest earning assets		1,401		—	—		3,529		—	—		4,837		—	—

Total average non-interest earning assets		5,504		—	—		8,099		—	—		9,304		—	—

Total average assets	(Won)	80,480	(Won)	7,263	9.02%	(Won)	108,319	(Won)	8,895	8.21%	(Won)	176,377	(Won)	13,450	7.63%

	Year ended December 31,
	2000 (1)					2001 (1)(2)					2002 (1)
	Average Balance (3)		Interest Expense		Average Yield	Average Balance (3)		Interest Expense		Average Yield	Average Balance (3)		Interest Expense		Average Yield
	(in billions of Won, except percentages)
Liabilities
Deposits
Demand deposits	(Won)	345	(Won)	8	2.32%	(Won)	499	(Won)	8	1.60%	(Won)	598	(Won)	4	0.67%
Certificates of deposit		1,878		129	6.87		2,023		123	6.08		2,120		102	4.81
Other time deposits		26,660		2,051	7.69		33,231		2,397	7.21		66,454		3,260	4.91
Savings deposits		15,976		438	2.74		23,665		446	1.88		35,206		413	1.17
Mutual installment deposits		4,676		410	8.77		7,238		563	7.78		12,235		764	6.24

Deposits (total)		49,535		3,036	6.13		66,656		3,537	5.31		116,613		4,543	3.90
Call money		1,214		55	4.53		960		39	4.06		1,803		71	3.94
Borrowings from the Bank of Korea		892		42	4.71		1,152		38	3.30		1,337		33	2.47
Other short-term borrowings		3,876		291	7.51		7,717		520	6.74		9,077		488	5.38
Secured borrowings		795		59	7.42		3,701		297	8.02		5,888		325	5.52
Long-term debt		12,854		1,022	7.95		12,934		886	6.85		20,260		1,275	6.29

Total average interest bearing liabilities		69,166		4,505	6.51		93,120		5,317	5.71%		154,978		6,735	4.35

Demand deposits		1,677		—	—		1,871		—	—		2,934		—	—
Foreign exchange contracts and derivatives		341		—	—		751		—	—		752		—	—
Acceptances to customers		1,456		—	—		1,202		—	—		536		—	—
Liabilities of discontinued operations		1,482		—	—		1,197		—	—		795		—	—
Other non-interest bearing liabilities		3,205		—	—		5,360		—	—		7,110		—	—

Total average non-interest bearing liabilities		8,161		—	—		10,381		—	—		12,127		—	—

Total average liabilities		77,327		4,505	5.83		103,501		5,317	5.14%		167,105		6,735	4.03

Stockholders’ equity		3,153		—	—		4,818		—	—		9,272		—	—

Total liabilities and stockholders’ equity	(Won)	80,480	(Won)	4,505	5.60%	(Won)	108,319	(Won)	5,317	4.91%	(Won)	176,377	(Won)	6,735	3.82%

(1)	Average balances and interest income and expenses for all periods have been restated to exclude the assets, liabilities and results of disposed subsidiaries that qualify for discontinued operations. See Note 4 to our consolidated financial statements.
(2)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(3)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(4)	Interest income figures include dividends on securities and cash interest received on non-accruing loans. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Non-Accrual Loans and Past Due Accruing Loans.”
(5)	We do not invest in any tax-exempt securities.
(6)	Interest income from credit cards includes principally cash advance fees of (Won)777 billion, (Won)1,271 billion and (Won)1,719 billion and interest on credit card loans of (Won)204 billion, (Won)273 billion and (Won)830 billion for the years ended December 31, 2000, 2001 and 2002, respectively.
(7)	Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year ended December 31,
	2000	2001	2002
	(percentages)
Net interest spread (1)	3.17%	3.17%	3.70%
Net interest margin (2)	3.68	3.57	4.02
Average asset liability ratio (3)	108.40	107.62	107.80

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for 2001 compared to 2000 and 2002 compared to 2001. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to absolute volume and rate change.

	Fiscal 2001 vs. Fiscal 2000 Increase/(decrease) due to change in						Fiscal 2002 vs. Fiscal 2001 Increase/(decrease) due to change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	(Won)	(112)	(Won)	(26)	(Won)	(138)	(Won)	35	(Won)	(33)	(Won)	2
Call loans and securities purchased under resale agreements		65		(19)		46		(55)		(12)		(67)
Trading securities		54		(61)		(7)		81		(141)		(60)
Investment securities		296		(408)		(112)		258		(379)		(121)
Loans
Commercial and industrial		418		—		418		479		(399)		80
Construction loans		49		(7)		42		211		(51)		160
Other commercial		18		(7)		11		3		(39)		(36)
Mortgage and home equity		543		(168)		375		2,267		(125)		2,142
Other consumer		508		(125)		383		1,128		(192)		936
Credit cards		725		(92)		633		1,581		(30)		1,551
Foreign commercial and industrial		2		(21)		(19)		7		(39)		(32)

Total interest income		2,566		(934)		1,632		5,995		(1,440)		4,555

Interest bearing liabilities
Deposits
Demand deposits		3		(3)		—		1		(5)		(4)
Certificates of deposit		10		(16)		(6)		6		(27)		(21)
Time deposits (other than certificates of deposit)		480		(134)		346		1,816		(953)		863
Savings deposits		171		(163)		8		171		(204)		(33)
Mutual installment deposits		204		(51)		153		329		(128)		201
Call money		(11)		(5)		(16)		33		(1)		32
Borrowings from the Bank of Korea		10		(14)		(4)		6		(11)		(5)
Other short-term borrowings		262		(33)		229		83		(115)		(32)
Secured borrowings		233		5		238		140		(112)		28
Long-term debt		6		(142)		(136)		466		(77)		389

Total interest expense		1,368		(556)		812		3,051		(1,633)		1,418

Total net interest income	(Won)	1,198	(Won)	(378)	(Won)	820	(Won)	2,944	(Won)	193	(Won)	3,137

Exchange Rates

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2002, which was (Won)1,186.3 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 13, 2003, the noon buying rate was (Won)1,192.0 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average (1)	Period- End
1998	1,196.0	1,812.0	1,367.3	1,206.0
1999	1,125.0	1,243.0	1,188.2	1,136.0
2000	1,105.5	1,267.0	1,140.0	1,267.0
2001	1,234.0	1,369.0	1,293.4	1,313.5
2002	1,160.6	1,332.0	1,242.0	1,186.3
December 2002	1,186.3	1,221.0
2003 (through June 13)	1,164.6	1,262.0	1,204.7	1,192.0
January 2003	1,164.6	1,197.3
February	1,173.0	1,206.0
March	1,184.6	1,260.0
April	1,204.0	1,262.0
May	1,192.0	1,217.0
June (through June 13)	1,192.0	1,203.0

Source:    Federal Reserve Bank of New York.

(1)	The average of the noon buying rates on the last business day of each month during the relevant period (or portion thereof).

Item    3B.    Capitalization and Indebtedness

Not Applicable

Item    3C.    Reasons For The Offer And Use Of Proceeds

Not Applicable

Item    3D.    Risk Factors

Risks relating to our retail credit portfolio

As we have been experiencing increases in delinquencies in retail loans, including our mortgage and home equity loan and our credit card portfolios, we may not be able to sustain the rate of growth or credit quality of our retail loans, including, in particular, our mortgage and home equity loans and our credit card-related loans.

In recent years, consumer debt has increased rapidly in Korea. This has also resulted in increased delinquencies. As the leading retail bank in Korea, our portfolio of retail loans, in particular, mortgage and home equity loans, and the aggregate outstanding balance of our credit card accounts (particularly cash advances and credit card loans) have grown from (Won)16,218 billion and (Won)8,321 billion, respectively, as of December 31, 2000 to (Won)74,261 billion and (Won)22,643 billion, respectively, as of December 31, 2002, as a result of both the merger with H&CB effective November 1, 2001 and significant organic growth. As of December 31, 2002, our retail loans and credit card accounts represented 50.9% and 15.5% of our total lending, respectively. The growth of our retail lending and credit card businesses offered higher margins than other lending activities and contributed significantly to the increase in our interest income and our profitability. During the second half of 2002, we were unable to sustain this growth due to increasing market saturation, competition and government regulation in the retail and credit card segments and other factors, and we may not be able to achieve such growth in the future, which may hurt our future performance and prospects.

The growth of our retail loan and credit card portfolios in recent years has been accompanied by increasing delinquencies, which has required us to increase our loan loss provisions and charge-offs and has adversely affected our financial condition and results of operations during and for the year ended December 31, 2002. Our non-performing retail loans (defined as those that are over 90 days past due) increased from (Won)166 billion as of December 31, 2000 to (Won)1,276 billion as of December 31, 2002, as a result of both the merger with H&CB and higher delinquencies, and we expect further increases in 2003. According to the Financial Supervisory Service, on a Korean GAAP basis, non-performing loans at 19 banks in Korea rose approximately 24% to (Won)18.7 trillion in March 2003, up from (Won)15 trillion in December 2002, due mainly to escalating overdue loans in the credit card sector and struggling corporate clients. In our credit card segment, outstanding balances overdue by 30 days or more increased from (Won)227 billion as of December 31, 2000 to (Won)2,440 billion as of December 31, 2002, and our charge-offs, net of recoveries, increased from (Won)7 billion in 2000 to (Won)1,372 billion in 2002. Our delinquency ratio (which represents the ratio of amounts that are overdue by one day or more to total outstanding balances) with respect to our credit card portfolio was 13.7%, 7.8%, and 20.6% as of December 31, 2000, December 31, 2001 and December 31, 2002, respectively. Credit card delinquencies may increase further in the future as a result of, among other things, adverse economic developments in Korea and the inability of Korean consumers to manage increased household debt, as reflected in the growing practice among some credit card holders of obtaining multiple credit cards and using cash advances from one card to make payments due on others.

In addition, in line with industry practice, we have restructured a large portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans. As of December 31, 2002, these loans amounted to (Won)1,286 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans.

Our increased exposure to consumer debt means that we are more exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that have a significant adverse effect on Korean consumers could result in reduced growth and further deterioration in the credit quality of our retail loan and credit card portfolios. For example, a rise in unemployment or an increase in interest rates in Korea, which have been at historically low levels in recent years, could have an adverse impact on the ability of retail borrowers and credit card holders to make payments and increase the likelihood of potential defaults, while reducing demand for retail loans and credit cards. In addition, there is a risk that our credit card risk evaluation procedures may not identify significant credit quality deterioration on a timely basis.

We face intense competition in the retail lending and credit card businesses.

Competition in the retail lending and credit card segments is intense. Most Korean commercial banks and financial institutions are focusing their business on, and are engaged in aggressive marketing campaigns and making significant investments in, these segments. In particular, we have been experiencing increased competition in the credit card segment with the market entry of additional credit card issuers, including member companies of chaebols, foreign credit card companies and credit card subsidiaries of Korean banks. The growth and profitability of our retail and credit card operations may decline as a result of growing market saturation in the retail lending and credit card segments, increased interest rate competition, pressure to lower the fee rates applicable to our credit cards (particularly merchant fee rates) and higher marketing expenses. These factors could adversely affect the performance and credit quality of these business segments.

Government regulation of our credit card operations has increased significantly.

Due to the rapid increase in consumer debt in Korea in recent years, the Korean government has adopted regulations designed to restrain the rate of growth in cash advances, credit card loans and credit card usage generally, and has instituted enforcement proceedings, including significant proceedings against Kookmin Credit Card, the effect of which has been, and may in the future be, to constrain our credit card operations. In March 2002, the Financial Supervisory Commission of Korea imposed sanctions, ranging from warnings and administrative fines to partial business suspensions, on substantially all Korean credit card issuers as a result of alleged unlawful or unfair practices discovered during its industry-wide inspection. In connection with these sanctions, Kookmin Credit Card was warned against, and fined (Won)50 million for, issuing cards to non-qualified minors and, in a number of instances, for issuing cards to applicants who unlawfully used another person’s name in their credit card applications. In April 2002, the Korea Fair Trade Commission ordered four domestic-brand credit card companies to pay administrative fines in the aggregate amount of (Won)23.4 billion in connection with certain collusion and anti-competitive practices in fixing commission fees and credit card interest rates for cash advances, installment purchases and overdue accounts. Kookmin Credit Card was fined (Won)6.96 billion for anti-competitive behavior.

The Korean government has also enacted a number of changes to the laws governing the reporting by credit card issuers and retail lenders of their outstanding lending volumes. In particular, the Financial Supervisory Commission and the Financial Supervisory Service have increased minimum provisioning levels for credit card accounts. The Financial Supervisory Commission and the Financial Supervisory Service have also announced a number of changes to the rules governing the evaluation and reporting of credit card balances, as well as the procedures governing which persons may receive credit cards.

In addition, the Korean government has revised the calculation formula of the capital adequacy ratios applicable to credit card companies. These ratios are calculated under Korean GAAP. Under the revised regulations, a credit card company must have a minimum capital adequacy ratio of 8%. As of December 31, 2002, Kookmin Credit Card’s capital adequacy ratio was 10.23% and its delinquency ratio (calculated by excluding the credit card accounts transferred in asset-backed securitization and as reported to the Financial Supervisory Service) was 11.38%. Furthermore, the Financial Supervisory Service has revised the calculation formula for the delinquency ratio to include assets under management, with effect from April 2003. As of December 31, 2002, using the revised formula, Kookmin Credit Card’s delinquency ratio would have been 9.62%. A credit card company may be subject to certain sanctions by the Financial Supervisory Commission if (1) its delinquency ratio is 10% or more for one month or more as of the end of each fiscal quarter and (2) it recorded a net loss during the most recent fiscal year. We cannot assure you that Kookmin Credit Card will satisfy the minimum requirements set forth in the revised regulations.

In light of the deteriorating liquidity position of a number of credit card companies in Korea, in March and April 2003 the Korean government announced several measures intended to support the credit card industry. These included:

•	the relaxation or delay in the implementation of some of the new regulatory restrictions applicable to credit card issuers, such as restrictions on cash advance fee rates and on the level of cash advance and card loan receivables as a percentage of total receivables; and

•	a request that lenders extend the maturity of commercial paper of credit card companies due in June without additional terms or conditions.

However, we believe that these relief measures are likely to be temporary, and that the overall effect of the Korean government’s recent regulatory initiatives has been, and may continue to be, to constrain the growth and profitability of our credit card operations. The Korean government may also adopt further regulatory changes in the future that affect the credit card industry. For example, the Korean government could decide to discontinue tax incentives that currently apply to credit card purchases. Accordingly, our credit card operations in the future may be adversely affected by further changes in government regulation and policy.

For more details regarding these enacted and proposed changes, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

Our credit card subsidiary, Kookmin Credit Card, may experience liquidity problems, which could hurt our financial condition and results of operations.

Credit card companies, including our subsidiary, Kookmin Credit Card, are among the largest Korean corporate bond issuers. Recently, however, demand for Korean corporate bonds has declined, including as a result of recent accounting scandals involving SK Global and weak conditions in the Korean economy. In addition, demand for bonds issued by credit card companies has declined as a result of concerns regarding their financial health triggered by increasing credit card delinquency levels. According to the Financial Supervisory Service, approximately (Won)51 trillion of Korean credit card companies’ bonds and commercial paper, including (Won)2.5 trillion of bonds issued by Kookmin Credit Card, is scheduled to mature in 2003. Kookmin Credit Card may face a liquidity shortage if it is not able to refinance its maturing debt obligations. If Kookmin Credit Card experiences liquidity problems, it may have to rely on more expensive funding sources or curtail its business operations, which may adversely affect our overall financial condition and results of operations.

Government regulation of our retail lending operations has increased significantly.

Due to a rapid increase in retail loans and increased credit risks relating thereto, the Financial Supervisory Commission increased the minimum provisioning requirements for retail loans with effect from the second quarter of 2002. In addition, due to a rapid increase in loans secured by housing, the Financial Supervisory Commission has implemented certain regulations that are designed to reduce the growth of such loans. Furthermore, in November 2002, the Financial Supervisory Commission and the Financial Supervisory Service issued guidelines to enact a number of new policies that will strengthen oversight over provisioning levels and require banks to change certain aspects of their retail lending operations. These regulations and other proposed regulations may adversely affect our current or future financial condition, results of operations and capital adequacy. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Retail Household Loans.”

We are in the process of integrating our credit card operations, which has resulted in labor unrest and may also result in customer loss.

Following the merger with H&CB, we conduct our credit card business through the “BC Card” brand, operated by our internal business unit, and the “Kookmin Card” brand, operated by Kookmin Credit Card. On May 30, 2003, we entered into a merger agreement with Kookmin Credit Card to merge its operations into us and passed a board resolution to approve the merger. We plan to integrate Kookmin Credit Card’s business operations with our BC Card business unit. The integrated unit will have operational autonomy with respect to its business and will be integrated based on the platform of Kookmin Credit Card. Future decisions with respect to integration of these operations may adversely affect our credit card business. For example, in May 2003, the employees of Kookmin Credit Card began a strike demanding that the contemplated merger not go forward. We recently reached an agreement with the Kookmin Credit Card employees and they returned to work. However, in the future, there may be further labor disruptions, and our labor unions may oppose our integration plans. In addition, unifying the two brands could result in the loss of overlapping customers who prefer the availability of multiple cards.

Risks relating to our small- and medium-sized enterprise loan portfolio

We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.

One of our core businesses is lending to small- and medium-sized enterprises (as defined under Item 4B. “Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking.”) We estimate, based on our internal classifications made for Korean GAAP purposes, that our loans to small- and medium-sized enterprises increased from (Won)30,498 billion as of December 31, 2001 to (Won)38,871 billion as of December 2002. During the period, we estimate that non-performing loans to small- and medium-sized enterprises also increased from (Won)1,108 billion to (Won)1,391 billion, representing a decrease in the non-performing loan ratio from 3.63% as of December 31, 2001 to 3.58% as of December 31, 2002. Financial difficulties experienced by our small- and medium-sized enterprise customers as a result of, among other things, continued weakness in the economy may lead to a deterioration in asset quality of our loans to this customer segment and have an adverse impact on us. Recently, press reports have indicated that the industry-wide delinquency rates for loans and other credits to small- and medium-sized enterprises have been sharply rising, and we expect our delinquency rate for those loans to rise in 2003.

An integral part of our recent strategy relating to our small- and medium-enterprise lending business is to maintain the growth of our loans to small- and medium-sized enterprises by focusing on new “small office/home office” customers, or SOHOs. Many of these SOHOs represent sole proprietorships, individual business interests or very small corporations and are often dependent on a limited number of suppliers or customers. SOHOs constitute a relatively new customer base within the small- and medium-sized enterprise segment. However, SOHOs tend to be affected to a greater extent than larger corporate borrowers by fluctuations in the Korean economy. In addition, SOHOs often maintain less sophisticated financial records than other corporate borrowers. We do not have a substantial history of experience with SOHOs and are less able to judge the level of risk inherent in these customers. Accordingly, although we intend to manage our exposure to these borrowers closely in order to prevent any deterioration in the asset quality of our loans to this segment, we may not be able to do so.

Risks relating to our strategy

Although increasing our fee income is an important part of our strategy, we may not be able to do so.

We have historically relied on interest income as our primary revenue source. To date, except for fees related to our credit card business, fees related to the National Housing Fund and trust management fees, we have not generated significant fee income. While we intend to develop new sources of fee income as part of our business strategy, our ability to do so will be affected by the extent to which our customers generally accept the concept of fee-based services. The willingness of customers to pay fees in return for value-added services has not been broadly tested in the Korean market and their reluctance to do so will adversely affect the implementation of this aspect of our strategy. In addition, one element of our fee-based strategy relates to our corporate customers. There is a risk that our reduced focus on large corporate lending will hamper our ability to attract fee business from those customers, in particular our ability to compete with other banks and financial institutions offering fee-based services as a part of a broader lending relationship.

We may suffer customer attrition due to our strategy of avoiding price competition.

We currently intend to pursue a strategy of maintaining or enhancing our margins where possible and avoid, to the extent possible, entering into price competition. In order to execute this strategy we will need to maintain relatively low interest rates on our deposit products while charging relatively higher rates on loans. If other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, we may suffer customer attrition due to rate sensitivity, particularly in our core retail segment. In addition, we may in the future decide to compete to a greater extent based on interest rates, which could lead to a decrease in our net interest margins. Any future decline in our customer base or our net interest margins as a result of our future competition strategy could have an adverse effect on our results of operations and financial condition. See “—Risks relating to competition—Intense competition for deposits following the deregulation of interest rate restrictions on demand deposits may lead to a loss of our deposit customers or an increase in our funding costs.”

Risks relating to competition

Competition in the Korean banking industry is intense, and we may experience declining margins as a result.

We compete principally with other financial institutions in Korea, including Korean banks and branches of foreign banks operating in Korea. In the retail and small- and medium-sized enterprise lending business, which has been our traditional core business, competition has increased significantly and is expected to increase further. Most Korean banks have indicated their intention to target retail customers and small- and medium-sized enterprises as they scale back their exposure to large corporate borrowers. The resulting intense and increasing competition has made and continues to make it more difficult for us to secure retail, credit card and small- and medium-sized customers with the credit quality and on credit terms necessary to achieve our business objectives in a commercially acceptable manner.

In addition, we believe regulatory reforms and the general modernization of banking practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, either by themselves or in partnership with existing Korean financial institutions, will seek to compete with us in providing financial and related services. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years. We expect that this merger activity will continue. Some of the banks resulting from these other mergers may, by virtue of the increased size, provide significantly greater competition. Our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

We now face full competition with respect to our mortgage business, which may result in a further decrease of our market share and adversely affect our margins.

Until 1997, by law, H&CB was the only financial institution in Korea that could offer a full range of mortgage products. Among other things, it had the exclusive ability to offer mortgages with terms longer than ten years, provide housing-related deposit accounts and offer preferential rights to subscribe for newly built apartments.

In 1997, the laws giving H&CB exclusive rights to offer these mortgage-related products began to be repealed. By March 2000, all commercial banks in Korea could offer a full range of mortgage products, and H&CB began to lose market share. The increased competition in the mortgage sector has also contributed to lower margins from our mortgage lending activities. While we continue to hold the largest share of this market, we may not be able to maintain our market share or margins with respect to mortgage lending in the face of increased competition. Any decrease in such market share or margins may adversely affect our financial condition and results of operations.

Intense competition for deposits following the deregulation of interest rate restrictions on demand deposits may lead to a loss of our deposit customers or an increase in our funding costs.

In January 2003, the Bank of Korea announced that, as one of its proposed monetary policy objectives for 2003, it is contemplating completing the final phase of interest rate deregulation measures. The Bank of Korea has been moving to deregulate this market since 1991. Among other things, the Bank of Korea announced that it would consider removing interest rate restrictions applicable to demand deposits. This would include, for example, lifting the 1% per annum deposit interest rate ceiling applicable to passbook accounts and demand deposits offered by commercial banks, which had been imposed to protect Korean banks from excessive competition. The Bank of Korea has not, however, indicated when the proposed deregulation will be implemented. However, if this limitation is removed, banks competing for our deposit customers would be able to freely increase the interest rates on their deposit products, and we could experience a loss of our deposit customers or an increase in our funding costs.

Risks relating to our large corporate loan portfolio

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures as of December 31, 2002, 10 are companies that are members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was (Won)6,675 billion, or 3.73% of our total exposures, of which (Won)290 billion, or 4.34%, were classified as substandard or below. If the quality of the exposures we have extended to chaebols declines, we would require substantial additional loan loss provisions, which would adversely affect our results of operations, financial condition and capital adequacy.

In particular, we have significant exposure to a number of former Hyundai Group, former Daewoo Group companies and SK Group companies, a number of which have been experiencing financial difficulties. For example:

•	As a result of their deteriorating financial condition, several former Hyundai Group companies, including Hyundai Engineering & Construction, Hyundai Petrochemical and Hyundai Merchant Marine, have required assistance in recent years from their creditor financial institutions, in the form of additional loans, extensions of maturities of various outstanding payment obligations, debt- equity swap transactions, guarantees of overseas borrowings and injections of additional capital. In addition, restructuring procedures under the new Corporate Restructuring Promotion Act were commenced in respect of Hyundai Petrochemical.

•	In 1999, the principal creditor banks of Daewoo Group commenced formal workout procedures with respect to 12 member companies of Daewoo Group, including Daewoo Corporation, Daewoo Motors, Daewoo Electronics, Daewoo Heavy Industries, Daewoo Telecom and Ssangyong Motors. Many of these companies are currently subject to liquidation proceedings or have been liquidated, are under workouts or reorganization proceedings, have been split up into more than one company or are looking for purchasers.

•	In March 2003, the principal creditor banks of SK Global, a member company of the SK Group, commenced corporate restructuring procedures against SK Global after the company publicly announced that its financial statements understated its debt by (Won)1.1 trillion and overstated its profits by (Won)1.5 trillion. This admission resulted from a government investigation of several SK Group companies for unlawful stock transactions and accounting fraud, as a result of which 10 directors and officers of SK Group companies were indicted. Subsequent press reports indicate that the actual liabilities of SK Global exceeded its assets by approximately (Won)4.4 trillion as of December 31, 2002 on a non-consolidated basis. These banks, including us, agreed to a temporary rollover of approximately (Won)6.6 trillion of SK Global’s debt until June 18, 2003, subject to extension for an additional month. Upon expiration of the rollover period, the creditor banks may decide to put SK Global into corporate restructuring or may decide instead to start bankruptcy proceedings against SK Global. As of May 28, 2003, we had outstanding exposure of (Won)453 billion to SK Global.

As a result of these various difficulties, we have increased our allowance for loan losses for these loans. With respect to some borrowers, we have already charged off or sold our previous outstanding exposures. The table below summarizes our exposures to these groups and their significant member companies:

	As of December 31, 2002
	Outstanding Exposure (1)		% of Total Exposure	% of Exposure Classified as Substandard or Below	Allowance for Loan Losses, Guarantees and Acceptances		Allowance for Loan Losses, Guarantees and Acceptances as a % of Exposure
	(in billions of Won, except percentages)
Former Hyundai Group (Total)	(Won)	1,652	0.92%	16.97%	(Won)	103	6.26%
Hyundai Capital		266	0.15	—		1	0.38
Hyundai Merchant Marine		259	0.14	40.14		49	18.91
Hyundai Petrochemical		176	0.10	100.00		37	21.15
Kia Motors Corporation		168	0.09	—		2	1.14
Hyundai Engineering & Construction		126	0.07	—		9	7.20
SK Group (Total)		647	0.36	28.73		84	12.99
SK Global (2)		186	0.10	100.00		80	42.95
Former Daewoo Group (Total) (3)		259	0.14	24.73		46	17.79
Ssangyong Motor Company		111	0.06	—		9	7.69
Daewoo Electronics		37	0.02	100.00		37	100.00
Daewoo International		21	0.01	100.00		—	1.62

(1)	Includes loans, debt and equity securities (including collateralized bond obligations) and guarantees and acceptances.
(2)	As of May 28, 2003, we had outstanding exposure of (Won)453 billion to SK Global.
(3)	Includes our nine largest exposures to former Daewoo Group companies.

We cannot assure you that the allowances we have established against these exposures will be sufficient to cover all future losses arising from these exposures. In addition, with respect to those companies that are in or in the future enter into workout or liquidation proceedings, we may not be able to make any recoveries against such companies. We may, therefore, experience future losses with respect to those loans.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required and/or the adoption of restructuring plans with which we do not agree.

As of December 31, 2002, our loans and guarantees and acceptances to companies that were in workout, corporate restructuring, composition or corporate reorganization amounted to (Won)1,567 billion or 1.06% of our total loans and guarantees and acceptances, of which (Won)1,141 billion or 72.8% was classified as substandard or below. As of the same date, our allowances for losses on these loans and guarantees and acceptances amounted to (Won)622 billion, or 39.7% of these loans. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, in the event that any of our borrowers become subject to corporate restructuring procedures, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (and 75% or more of the total outstanding secured debt, if the restructuring plan includes the restructuring of existing secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

Our current allowances for losses on loans and guarantees to construction companies may not be sufficient to cover all future related losses.

We have established allowances for losses on loans and guarantees to construction companies that we consider to have a greater likelihood of becoming non-performing. As of December 31, 2002, we had loans and guarantees outstanding to construction companies in the amount of (Won)6,442 billion, or 4.3% of our total loans and guarantees, of which (Won)621 billion or 9.64% was classified as substandard or below. As of the same date, our allowance for losses on these loans and guarantees amounted to (Won)424 billion, or 68.3% of the amount classified as substandard or below and 6.6% of the total. Most of our exposure to construction companies consists of loans to small- and medium-sized enterprises. These allowances may not be sufficient to cover all future losses arising from our exposure to construction companies.

The Financial Supervisory Commission may increase minimum reserve requirements for corporate loans, which could require us to increase our provisions under Korean GAAP.

According to a press report in February 2003, the Financial Supervisory Service declared that it would monitor the corporate loan portfolios of Korean banks with respect to large corporate, small- and medium-sized enterprises and SOHOs. Based on the results of that monitoring process, the Financial Supervisory Commission expressed its intent to institute a system in 2003 by which Korean banks would, under Korean GAAP, calculate their loan loss allowances and be required to establish reserves based on these allowances. Although the Financial Supervisory Service has not yet instituted this system, depending on the method by which loan loss allowances are calculated, we may need to provide for additional allowances under Korean GAAP with respect to our corporate loans. Although these requirements should not affect our loan loss allowances under U.S. GAAP, actions that we undertake in connection with these requirements may have an adverse effect on our operations or our financial condition.

Other risks relating to our business

We may not be able to realize all of the benefits we anticipate from the merger between the former Kookmin Bank and H&CB.

We were created through a merger between the former Kookmin Bank and H&CB. The success of the merger depends, in part, on our ability to realize the anticipated synergies, growth opportunities and, to a lesser extent, cost savings from combining those two businesses. The realization of these anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside our control. These factors include:

•	unforeseen contingent risks or latent liabilities relating to the merger that may become apparent in the future;

•	difficulties in managing a much larger business;

•	loss of key personnel; and

•	labor unrest.

Accordingly, we cannot assure you that we will realize the anticipated benefits of the merger or that the merger will not adversely affect the combined business, financial condition and results of operations of the two predecessor banks.

Our management is implementing a business plan to effectively combine the operations of the former Kookmin Bank and H&CB. The full integration of the operations of the two predecessor banks continues to require significant amounts of time, financial resources and management attention. Although the implementation of the operations is nearly complete, we may continue to experience disruptions of our ongoing businesses and information technology, or IT, systems, or inconsistencies in standards, controls, procedures and policies and a reduction in employee morale, each of which may adversely affect our ability to maintain relationships with customers and to retain key personnel.

We do not prepare interim financial information on a U.S. GAAP basis.

Neither we nor our subsidiaries, including Kookmin Credit Card, are required to, and we and our subsidiaries do not, prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance. See “Item 5B. Liquidity and Capital Resources—Selected Financial Information under Korean GAAP” and “—Reconciliation with Korean GAAP.” As a result, our provision and allowance levels reflected under Korean GAAP in our results as of the end of and for 1999, 2000, 2001 and 2002 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.

A substantial portion of our loans is secured by real estate. Due to, among other things, intense competition among banks and significantly increasing mortgage loans and other real estate-secured loans in 2002, our loan-to-value ratio, which is a measure of the amount of a secured loan to the assessed value of the collateral securing the loan, has increased. This increase, together with any future downturn in the Korean economy that leads to a decline in real estate values, could result in shortfalls in our collateral values. Any decline in the value of the real estate or other collateral securing our loans may require us to take additional loan loss provisions.

In Korea, foreclosure on collateral generally requires a written petition to a court. An application, when made, may be subject to delays and administrative requirements that may decrease the value of such collateral. We may not be able to realize the full value on our collateral as a result of, among other factors, delays in foreclosure proceedings and defects in the perfection of collateral. A failure to recover the expected value of a collateral security could expose us to a potential loss. Any unexpected losses could reduce our stockholders’ equity and adversely affect our business.

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full “marked-to-market” value of debt securities we hold at the time of any sale of such securities.

As of December 31, 2002, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of (Won)3,996 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates, which may be significant in light of the current low interest environment, or a deterioration in the financial and economic condition of any particular issuer or in Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of these securities as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies. These valuations, however, may differ significantly from the actual value that we may realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We may be required to make transfers from our general banking operations to cover shortfalls in our guaranteed trust accounts, which could have an adverse effect on our results of operations.

We manage a number of monetary trust accounts. Under Korean law, trust account assets of a bank are required to be segregated from the assets of that bank’s general banking operations. Those assets are not available to satisfy the claims of a bank’s depositors or other creditors of its general banking operations. For some of the trusts we manage, we have guaranteed the principal amount of the investor’s investment and, in certain cases, we have also guaranteed a fixed rate of interest. In January 1999, new legislation prevented commercial banks in Korea from offering new trust accounts for which they guaranteed both the principal amount of the investment and a fixed rate of return. In addition, as a result of recent government announcements discouraging banks from providing trust accounts that provide a principal guarantee, we are phasing out such accounts. However, we will continue to provide guarantees with respect to existing accounts, which contain these guarantee provisions.

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from the relevant trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2002, we had (Won)3,697 billion in trust account assets for which we provided guarantees of both the principal and interest or of the principal alone. Substantially all of these guarantees were principal-only guarantees. Transfers from general banking operations to cover deficiencies in guaranteed trust accounts amounted to (Won)269 billion in 2000 and (Won)31 billion in 2001. In 2002, there were no such transfers. We may be required to make additional transfers from our general banking operations to cover shortfalls in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

Risks relating to liquidity and capital management

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand, and may adversely affect us.

Interest rates in Korea have fluctuated significantly in recent years. In 2000 and 2001, interest rates declined significantly to historically low levels as the government sought to stimulate economic growth through active rate-lowering measures. In 2002, interest rates remained steady at these low levels. All else being equal, an increase in interest rates could lead to a decline in the value of the debt securities in our portfolio. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Fluctuations in interest rates will therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition and repayment ability of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2002, approximately 89.6% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In particular, we estimate that, setting aside the effects of the merger, the recent increase in our short-term deposits is significantly attributable to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the current historically low interest rate environment. Accordingly, a substantial number of our short-term deposit customers may fail to roll over their deposits with the emergence of higher-yield investment opportunities. If a substantial number of depositors were to fail to roll over deposited funds upon maturity or to withdraw their funds, our liquidity position could be adversely affected. We may also be required to seek more expensive deposits or other sources of short-term and long-term funds to finance our operations.

We may be required to raise additional capital to maintain our capital adequacy ratios, which we may not be able to do on favorable terms or at all.

Pursuant to the capital adequacy guidelines of the Financial Supervisory Commission, which are derived from standards established by the Bank for International Settlements, we are required to maintain a minimum combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. The amount of Tier II capital that can be included in calculating this combined ratio is up to 100% of the amount of Tier I capital included in the calculation. As of December 31, 2002, our Tier I capital adequacy ratio was 6.62%, and our combined Tier I and Tier II capital adequacy ratio was 10.41%. Our capital base and our capital adequacy ratios may decrease in the event that we are not able to adequately deploy the funds that our customers deposit with us because our deposit base increases rapidly or if our results of operations or financial condition deteriorates.

To support our operations in the future, we may be required to obtain additional Tier I or Tier II capital in order to maintain our capital adequacy ratios above the minimum required levels. If we require additional capital in the future, we cannot guarantee that we will be able to obtain such capital on favorable terms, or at all. In addition, our ability to obtain additional capital may be restricted further to the extent commercial banks in Korea or banks from other Asian countries are seeking to raise capital at the same time.

Risks relating to government regulation and policy

The Korean government has designated additional managers to the National Housing Fund and is contemplating other changes, which may cause our fee income from managing the National Housing Fund to be reduced.

The National Housing Fund is a government fund that provides mortgage lending to low-income households and construction loans to fund projects to build small- and medium-sized housing. From 1981 until 2001, H&CB solely managed the operations of the National Housing Fund and received a monthly management fee. We have received that fee since the merger took place. In the first ten months of 2001, H&CB received total management fees of (Won)149 billion from these operations, and we derived (Won)33 billion of management fees from these operations in the last two months of 2001, following the merger. In 2002, we received total management fees of (Won)198 billion.

In January 2000, the relevant law that had specified H&CB as the institution that manages the National Housing Fund was amended to provide that the Ministry of Construction and Transportation is to designate the institution that will perform this function. After the amendment of the law, the Ministry of Construction and Transportation designated H&CB to manage the National Housing Fund until additional managers were designated. The ministry announced in September 2001 that it had formulated a plan to improve the overall management of the National Housing Fund. As part of that plan, the Ministry of Construction and Transportation completed the process of reviewing with outside consultants the existing management and fee structure for the National Housing Fund. As a result, on November 1, 2002 the ministry designated two other financial institutions as managers, together with us, of the National Housing Fund with a view to diversify its management. We understand that the Ministry of Construction and Transportation is also planning to change the basis of calculating fees related to the National Housing Fund. If the ministry decides to lower existing management fees or to designate additional institutions to manage the National Housing Fund, our fee income from managing it will be reduced compared to current levels, which in turn would have a further adverse effect on our results of operations.

Furthermore, the Ministry of Construction and Transportation also announced that it intends to strengthen existing regulations to provide for liability of managers of the National Housing Fund, where they have clear responsibility for non-performing National Housing Fund loans or where losses result due to their negligent management. As a result, we may in the future be required to reimburse the National Housing Fund for its losses, including those that relate to the deterioration of the credit quality of its loans, to the extent such losses are deemed to have resulted from our negligence in managing the fund.

The Korean government from time to time provides policy loans, which we may choose to accept, and may announce policies involving the participation of financial institutions, including us, in providing financial support for particular sectors.

The Korean government has in the past provided and may continue to provide policy loans, which encourage lending to particular types of borrowers. It has generally done this by identifying sectors of the economy it wishes to promote and making low-interest funding available to financial institutions that may voluntarily choose to lend to these sectors. The government has in this manner provided policy loans intended to promote low-income mortgage lending and lending to small- and medium-sized enterprises. We expect that all loans or credits we choose to make pursuant to these policy loans will be reviewed in accordance with our credit approval procedures. However, the availability of policy loans may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of such loans from the government.

In the past, the Korean government has also announced policies under which financial institutions in Korea may voluntarily choose to provide financial support to particular sectors, including remedial programs for troubled corporate borrowers. For example, in light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things:

•	a request by the government for credit card companies to effect capital increases in the aggregate amount of (Won)4.6 trillion, as part of their self-rescue efforts;

•	banks and other financial institutions agreeing with each other to extend the maturity of all debt securities of credit card companies that they hold;

•	investment trust companies agreeing with each other to extend the maturity of 50% of the aggregate amount of the debt securities of credit card companies that they hold which are scheduled to mature by June 2003; and

•	with respect to the remaining 50% of such credit card company debt securities, banks and other financial institutions agreeing with each other to contribute an aggregate amount of (Won)5.6 trillion to purchase such debt securities from investment trust companies.

Pursuant to the above measures, we also agreed to extend the maturities of the (Won)110 billion of credit card company debt securities that we held in April 2003 or that have become due in June 2003, by up to the original length of the maturities of those debt securities, which could be up to three years.

Of the (Won)5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by investment trust companies, the portion allocated for us to purchase was approximately (Won)1.26 trillion. Accordingly, in April 2003, we purchased an aggregate of (Won)714 billion of debt securities of Kookmin Credit Card and Samsung Credit Card held by investment trust companies, and we contributed the remaining (Won)549 billion to a mutual fund established by Korean financial institutions to purchase credit card company debt securities held by investment trust companies. We expect to be reimbursed for the (Won)1.26 trillion that we used to purchase debt securities, either directly or through the mutual fund described above, pursuant to a schedule agreed upon by us and other Korean financial institutions. As of May 31, 2003, we had been reimbursed (Won)1,103.6 billion, and expect to receive the remaining (Won)159.4 billion in June 2003.

Risks relating to Korea

Tensions with North Korea could have an adverse effect on us and the price of our ADSs.

Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current events. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant, evicted inspectors from the United Nations International Atomic Energy Agency and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact before North Korea dismantles its nuclear program. In addition, North Korea has recently engaged in increased provocations and rhetoric directed at Korea, the United States and Japan. Any further increase in tension resulting from, for example, a break down in contacts or military hostilities, could have a material adverse effect on our operations and the price of our common stock and ADSs.

Adverse economic and financial developments in Korea since late 1997 had, and future adverse economic developments in Korea would likely have, an adverse effect on us.

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. Beginning in late 1997, Korea experienced a significant financial and economic downturn, from which it is widely believed that the country has recovered to a large extent. The downturn resulted in, among other things, an increase in the number and size of companies filing for corporate reorganization and protection from their creditors. As a result of these corporate failures, commercial banks in Korea, including the former Kookmin Bank and H&CB, experienced a sharp increase in non-performing loans and a deterioration in their capital adequacy ratios.

Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2002 and early 2003 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001 and recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe accurate respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and may thus adversely affect the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	further deterioration of the Korean corporate sector, which could in turn result in cooperation between the government and Korean banks with respect to establishing remedial programs to assist the corporate sector that may adversely affect the quality of our asset portfolio;

•	financial problems relating to chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector;

•	failure of restructuring of other large troubled companies;

•	a slowdown in consumer spending and the overall economy;

•	volatility in commodity prices (including oil prices), exchange rates (including depreciation of the U.S. dollar or Japanese yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries such as the United States and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	social and labor unrest and reduced consumer spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, lead to an increased government budget deficit;

•	political uncertainty or increasing strife among and within political parties in Korea; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

Structural reforms occurring in the Korean economy and financial sector may have a substantial impact on our business.

In response to the financial and economic downturn in Korea in 1997 and 1998, the Korean government announced and implemented a series of comprehensive policy packages to address structural weaknesses in the Korean economy and the financial sector, which included the mergers and restructurings of a number of banks. We expect that these comprehensive policy packages will continue to have a substantial impact on our business. The government has indicated that it may advocate further mergers or restructurings in the Korean financial sector. Such mergers or restructurings may involve us or our competitors and may have an adverse impact on our business, financial condition and results of operations.

Labor unrest in Korea may adversely affect our operations.

The increase in the number of corporate reorganizations and bankruptcies following the economic downturn in Korea in 1997 and 1998 caused layoffs and increasing unemployment in Korea and a similar economic downturn in the future could lead to further layoffs. These factors could lead to social unrest and increase substantially government expenditures for unemployment compensation and other costs for social programs. During 1998 and 1999, there were large-scale protests and labor strikes in Korea. We cannot guarantee that labor unrest will not occur again in the future. Increasing unemployment and continuing labor unrest could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of securities on the Korea Stock Exchange and the value of the Won relative to other currencies. Such developments would likely have an adverse effect on our financial condition, results of operations and capital adequacy.

Financial instability in other countries, particularly emerging market countries in Asia, could adversely impact our business and cause the price of the ADSs to go down.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. We cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again or will not have an adverse effect on our business or the price of our common stock and ADSs.

Risks relating to our common stock and ADSs

Ownership of our common stock is restricted under Korean law.

Under Korean law, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the outstanding shares of voting stock of a nationwide bank such as us, with the exception of certain stockholders that are non-financial group companies, whose applicable limit is 4.0%. The Korean government, the Korea Deposit Insurance Corporation and bank holding companies are exempt from this limit, and qualifying foreign investors that meet the requirements under the Enforcement Decree of the Bank Act of 1950, as amended, may also exceed the 10.0% limit upon filing a report with, or approval by, the Financial Supervisory Commission. To the extent that the total number of shares of our common stock (including those represented by ADSs) that a holder and its affiliates own together exceeds that limit, that holder will not be entitled to exercise the voting rights for the excess shares, and the Financial Supervisory Commission may order that holder to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal.

A holder of our ADSs may not be able to exercise dissent and appraisal rights unless it has withdrawn the underlying shares of our common stock and become our direct stockholder.

In some limited circumstances, including the transfer of the whole or any significant part of our business and the merger or consolidation of us with another company, dissenting stockholders have the right to require us to purchase their shares under Korean law. However, holders of our ADSs will not be able to exercise such dissent and appraisal rights if the depositary refuses to do so on their behalf. Our deposit agreement does not require the depositary to take any action in respect of exercising dissent and appraisal rights. In such a situation, holders of our ADSs must withdraw our underlying common stock from the ADS facility and become our direct stockholder prior to the record date of the stockholders’ meeting at which the relevant transaction is to be approved.

A holder of our ADSs may be limited in its ability to deposit or withdraw common stock.

Under the terms of our deposit agreement, holders of common stock may deposit such stock with the depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the depositary and receive common stock. However, to the extent that a deposit of common stock exceeds the difference between:

(1)	the aggregate number of common shares we have deposited or we have consented to allow to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and

(2)	the number of shares of common stock on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit,

such common stock will not be accepted for deposit unless

(A)	our consent with respect to such deposit has been obtained; or

(B)	such consent is no longer required under Korean laws and regulations.

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. We have consented, under the terms of the deposit agreement, to any deposit to the extent that, after the deposit, the number of deposited shares does not exceed 115,840,996 shares or any other number of shares we determine from time to time, unless the deposit would be prohibited by applicable laws or violate our articles of incorporation. We might not consent to the deposit of any additional common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the stock again to obtain ADSs.

A holder of our ADSs will not have preemptive rights in some circumstances.

The Korean Commercial Code of 1962, as amended, and our articles of incorporation require us, with some exceptions, to offer stockholders the right to subscribe for new shares of our common stock in proportion to their existing shareholding ratio whenever new shares are issued. If we offer any right to subscribe for additional shares of our common stock or any rights of any other nature, the depositary, after consultation with us, may make the rights available to holders of our ADSs or use reasonable efforts to dispose of the rights on behalf of such holders and make the net proceeds available to such holders. The depositary, however, is not required to make available to holders any rights to purchase any additional shares of our common stock unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the U.S. Securities Act of 1933, as amended, is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from or is not subject to the registration requirements of the Securities Act.

Similarly, holders of our common stock located in the United States may not exercise any such rights they receive absent registration or an exemption from the registration requirements under the Securities Act.

We are under no obligation to file any registration statement with the U.S. Securities and Exchange Commission or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, a holder of our ADSs may be unable to participate in our rights offerings and may experience dilution in its holdings. If a registration statement is required for a holder of our ADSs to exercise preemptive rights but is not filed by us or is not declared effective, the holder will not be able to exercise its preemptive rights for additional ADSs and it will suffer dilution of its equity interest in us. If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or feasible, it will allow the rights to lapse, in which case the holder will receive no value for these rights.

A holder of our ADSs may be responsible for paying taxes with respect to withdrawal of our common stock.

Under Korean tax law, a securities transaction tax (including an agricultural and fisheries special surtax) is imposed on transfers of shares listed on the Korea Stock Exchange, such as our common shares, at the rate of 0.3% of the sales price if traded on the Korea Stock Exchange. Transfers of ADSs are not subject to this tax. In addition, according to a tax ruling issued by the Korean tax authorities, foreign stockholders will not be subject to a securities transaction tax upon the deposit of underlying stock and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying stock by the initial holder. However, a subsequent tax ruling indicated that a securities transaction tax would be imposed in the event that depositary shares were surrendered and the underlying stock withdrawn by a subsequent (as opposed to initial) holder of depositary shares. This ruling, however, was silent as to the party responsible for paying the tax as well as the amount of tax that would be due. Accordingly, if a holder of ADSs other than an initial holder surrenders ADSs and withdraws the underlying common stock, that holder may be responsible for paying a securities transaction tax.

Dividend payments and the amount a holder may realize upon a sale of its ADSs will be affected by fluctuations in the exchange rate between the U.S. dollar and the Won.

Our common stock is listed on the Korea Stock Exchange and quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the ADSs will be paid to the depositary in Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts a holder will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

If the Korean government deems that emergency circumstances are likely to occur, it may restrict holders of our ADSs and the depositary from converting and remitting dividends and other amounts in U.S. dollars.

If the Korean government believes that serious difficulties exist or are expected in relation to international balance of payments or finance or the movement of capital between Korea and abroad pose serious obstacles in carrying out its currency, exchange rate and other macroeconomic policies, it may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in such transactions at certain Korean government agencies or financial institutions, in each case subject to certain limitations. See “Item 9C. Markets.”

The market value of an investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

Our common stock is listed on the Korea Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Korea Stock Exchange. The Korea Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the Korea Stock Exchange has prescribed a fixed range in which share prices are permitted to move on a daily basis. In the past decade, the Korea Composite Stock Price Index, known as “KOSPI,” reached a peak of 1138.75 in 1994 and subsequently fell to a low of 280.00 in 1998. On April 17, 2000, the KOSPI experienced a 93.17 point drop, which represented the single largest decrease in its history. On June 13, 2003, the KOSPI closed at 665.24. Like other securities markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

Item 4.     INFORMATION ON THE COMPANY

Item 4A.    History and Development of the Company

History

History of the former Kookmin Bank

The former Kookmin Bank was established by the Korean government in 1963 under its original name of Citizens National Bank under the Citizens National Bank Act of Korea with majority government ownership. Under this Act, we were limited to providing banking services to the general public and to small-and medium-sized enterprises. (See “Item 4B. Business Overview—Corporate Banking—Small-and Medium-Sized Enterprise Banking” for an exact definition of small-and medium-sized enterprises.) In September 1994, we completed our initial public offering in Korea and listed our shares on the Korea Stock Exchange. As of December 31, 2002, the government’s shareholding in us had decreased to 9.33% of our outstanding common shares.

In January 1995, the Citizens National Bank Act of Korea was repealed and replaced by the Repeal Act of the Citizens National Bank Act. Our status was changed from a specialized bank to a nationwide commercial bank and in February 1995, we changed our name to Kookmin Bank. The Repeal Act allowed us to engage in lending to large businesses. Following the repeal, however, under our articles of incorporation at that time, only up to 20% of our total Won-currency loans outstanding was allowed to be made to large businesses. Currently, under our articles of incorporation, financial services to individuals and small-and medium-sized enterprises (including mortgage lending) are required to be equal to or more than 60% of the total amount of our loans denominated in Won.

In June 1998, we acquired certain assets, including loans the majority of which were considered performing as of the purchase date, and assumed most of the liabilities of DaeDong Bank, pursuant to a directive from the Financial Supervisory Commission in connection with a government program to support the deteriorating financial sector in Korea. We assumed 519 out of 1,740 employees and 49 out of 108 branches of DaeDong Bank. As of the date of the acquisition, there was a net shortfall of (Won)1,687 billion between the value of the assets we acquired and the value of the liabilities we assumed. We received cash and debt securities issued by the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation in connection with the acquisition.

In December 1998, we merged with the Korea Long Term Credit Bank, which focused on providing large corporate banking services. Through this acquisition, we were able to selectively expand our large corporate business, while continuing to concentrate on the retail sector. This expansion resulted in increased product and service offerings, including wholesale deposits, corporate overdraft facilities, bills and receivables discounting, export/import financing, payment remittances, foreign exchange transactions, standby letters of credit and guarantees and acceptances.

In June 1999, Goldman Sachs Capital Koryo, L.P., a fund managed by The Goldman Sachs Group, Inc., acquired (through its wholly owned subsidiaries Goldman Sachs Capital Chosun, Ltd. and Goldman Sachs Capital Shilla, Ltd.) an interest in the former Kookmin Bank in return for an investment of US$500 million in new common shares and convertible bonds, consisting of (Won)360 billion of new common shares (17,768,870 common shares at (Won)20, 260 per share, as adjusted for the merger ratio of 1.688346:1) and US$200 million principal amount of subordinated convertible bonds with an original conversion price of (Won)14,200 per common share. On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of those convertible bonds into common shares and, following that conversion, beneficially owned 5.13% of our outstanding common shares. See “Item 7B. Related Party Transactions.”

History of H&CB

H&CB was established by the Korean government in 1967 under the name Korea Housing Finance Corporation. In 1969, Korea Housing Finance Corporation became the Korea Housing Bank pursuant to the Korea Housing Bank Act. H&CB was originally established to provide low and middle income households with long-term, low-interest mortgages in order to help them purchase their own homes, and to promote the increase of housing supply in Korea by providing low-interest housing loans to construction companies. Under the Korea Housing Bank Act, up to 20% of H&CB’s lending (excluding lending pursuant to government programs) could be non-mortgage lending. Until 1997 when the Korea Housing Bank Act was repealed, H&CB was the only entity in Korea allowed to provide mortgage loans with a term of longer than ten years. H&CB also had the exclusive ability to offer housing-related deposit accounts offering preferential rights to subscribe for newly-built apartments.

In June 1998, H&CB acquired certain assets, including loans the majority of which were considered performing as of the purchase date, and assumed most of the liabilities of DongNam Bank, pursuant to a directive from the Financial Supervisory Commission in connection with a government program to support the deteriorating financial sector in Korea. H&CB assumed 650 out of 1,661 employees and 49 out of 116 branches of DongNam Bank. As of the date of the DongNam Bank acquisition, there was a net shortfall of (Won)1,453 billion between the value of the assets it acquired and the value of the liabilities it assumed. As in the case of the former Kookmin Bank, H&CB received cash and debt securities issued by the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation in connection with the acquisition. The acquisition of DongNam Bank strengthened H&CB’s business presence in the southeastern region of Korea where DongNam Bank was based.

In July 1999, H&CB entered into an investment agreement with certain affiliates of the ING Groep N.V., a leading global financial services group. Through ING Insurance International B.V. and ING International Financial Holdings, ING Groep N.V. invested (Won)332 billion to acquire 9,914,777 new common shares of H&CB representing 9.99999% of H&CB’s outstanding common shares. ING Groep N.V. now beneficially owns 3.87% of our outstanding common shares. On December 4, 2002, we entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB. We have the right to terminate the agreement if ING Groep N.V. and its affiliates do not acquire an additional 6,748,887 of our common shares by May 31, 2003. We also have a right to extend this deadline to June 30, 2003 pursuant to a waiver agreement. We are currently in discussions with ING Groep N.V. regarding its potential purchase of these shares.

For more details regarding our relationship with ING Groep, see “Item 4A. History and Development of the Company—History—History of H&CB,” “Item 4B. Business Overview—Other Businesses—Bancassurance,” “Item 7A. Major Stockholders,” “Item 7B. Related Party Transactions” and “Item 10C. Material Contracts.”

The Merger

In November 2000, the former Kookmin Bank and H&CB entered into discussions regarding a possible merger. On December 22, 2000, the two banks entered into a memorandum of understanding regarding the merger. The proposed merger was publicly announced in Korea on that date. On April 23, 2001, the two banks executed a merger agreement approved by their respective boards of directors. The merger was structured as a merger of the two banks into a new entity in order to ensure that the transaction was properly understood by the security holders and customers of the two banks, as well as their employees, as a merger of equals rather than an absorption by one bank of the other. Under U.S. GAAP, however, the former Kookmin Bank was deemed the accounting acquiror of H&CB in the merger. We accounted for the acquisition using the purchase method of accounting.

On September 29, 2001, the merger proposal was approved by the stockholders of both banks at extraordinary general meetings called for that purpose. The merger became effective on November 1, 2001. This merger resulted in Kookmin Bank becoming the largest commercial bank in Korea. Our ADSs were listed on the New York Stock Exchange on November 1, 2001 and our common shares were listed on the Korea Stock Exchange on November 9, 2001. As of October 31, 2001, H&CB’s total assets were (Won)67,399 billion, its total deposits were (Won)51,456 billion, its total liabilities were (Won)64,537 billion and it had stockholders’ equity of (Won)2,849 billion. As required by U.S. GAAP, we recognized H&CB’s total assets and liabilities at their estimated fair values of (Won)68,347 billion and (Won)64,858 billion, respectively. These amounts reflect the recognition of (Won)544 billion of negative goodwill, which was allocated to the fixed assets, core deposit intangible assets and credit card relationship intangible assets assumed. See Note 3 to our consolidated financial statements.

At the time of the merger, we issued 179,775,233 shares of our common stock to holders of former Kookmin Bank shares and 119,922,229 shares of our common stock to holders of former H&CB shares. The merger ratio was such that holders of former Kookmin Bank common stock received one of our shares for every 1.688346 shares of former Kookmin Bank they owned, and holders of H&CB common stock received one of our shares for every share of H&CB common stock they owned.

A key goal of the merger between the former Kookmin Bank and H&CB was to combine the strengths of each bank to create a premier world-class financial institution. In furtherance of this goal, we have integrated the operations of the two predecessor banks in order to build a solid base for future growth. As part of the integration process, we have identified a number of separate focus areas that need to be addressed in order to maximize the benefits of the merger:

•	Cultural Integration. Our goal is to create a corporate culture that facilitates an enhanced banking experience. To achieve this goal, we are focusing on performance-based compensation and merit-based promotion for senior managers and, to the extent agreed to by our unions, other employees who interface with our customers on a day-to-day basis. In order to do this, we have focused on impartial, merit-based selection of managers without regard to their past organizational ties. We are also impressing upon all employees the need to avoid differentiation by their organizational roots.

•	Human Resources Integration. We believe that creating a human resources system based on merit is the most appropriate mechanism for us to implement. We completed the integration of our human resources system in October 2002, and the introduction of our performance-based ranking system, which may be used to set grade adjustment and salary considerations, is close to completion.

•	IT Systems Integration. In order to integrate our operations following the merger, we elected to adopt the infrastructure and IT systems of H&CB for the merged bank, based on a recommendation from an outside consulting firm. Our IT systems integration process was completed in September 2002.

•	Distribution Channels. Following the merger, we had a number of different distribution channels serving the same customer groups. As of December 31, 2002, we had reorganized 86 branches, 53 of which have been closed, 17 of which have been relocated and 16 of which have been converted into branches or sub-branches. We expect to continue to gradually reorganize our branch network to improve the efficiency of our business structure. We also intend to create new branch types, including mini-branches and supermarket branches, and to further develop our Internet systems to cater to particular customer needs. In addition, we have been consolidating certain back-office functions to increase cost efficiencies, both by integrating systems and personnel and by migrating customers to channels that may be easier or more appropriate for them, such as remote or electronic channels.

•	Business Process Integration. We have completed the integration of our business systems, with the main goal of maximizing cost savings and generating cross-selling capabilities. This integration was coordinated with the integration of our IT systems. As part of this process, we carefully analyzed our existing legacy systems in order to identify key areas that will ensure the highest quality standards. For example, in the case of our credit system for retail and corporate loans, we chose to adopt the H&CB credit modules to centralize risk assessment and to automate elements of our credit assessment process.

Item 4B.    Business Overview

Business

We are the largest commercial bank in Korea. As of December 31, 2002, we had total assets of (Won)184,099 billion and total deposits of (Won)122,399 billion. On the asset side, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. On the deposit side, we provide a full range of deposit products and related services to both individuals and enterprises of all sizes.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined network of 1,190 branches as December 31, 2002, the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2002, we had a customer base of over 23 million retail customers, which represented approximately one-half of the Korean population. Of the population in Korea between the ages of 20 and 40, approximately two-thirds have accounts with us. As of December 31, 2002, we also had over 166,000 small- and medium-sized enterprise customers.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2002, retail loans, credit card loans and credit card receivables accounted for 66.4% of our total loan portfolio.

	As of December 31,
	2000			2001			2002
	(in billions of Won, except percentages)
Retail
Mortgage and home equity (1)	(Won)	8,068	13.6%	(Won)	37,194	30.8%	(Won)	46,195	31.7%
Other consumer (2)		8,151	13.7		23,312	19.3		28,066	19.2

Total retail		16,219	27.3		60,506	50.1		74,261	50.9
Credit card		8,321	14.0		16,751	13.9		22,643	15.5
Corporate (3)		33,771	56.9		42,491	35.1		47,502	32.6
Capital markets activities and international banking		1,086	1.8		1,146	0.9		1,426	1.0

Total loans	(Won)	59,397	100.0%	(Won)	120,894	100.0%	(Won)	145,832	100.0%

(1)	Includes (Won)499 billion, (Won)1,619 billion and (Won)1,160 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2000, 2001 and 2002, respectively.
(2)	Includes (Won)2,518 billion, (Won)5,612 billion and (Won)9,211 billion of overdraft loans as of December 31, 2000, 2001 and 2002, respectively.
(3)	Includes loans to the Korea Deposit Insurance Corporation, which is a government-controlled entity, in the amount of (Won)1,587 billion as of December 31, 2000. There were no such loans as of December 31, 2001 and 2002.

We provide a full range of personal lending products and retail banking services to individual customers, including mortgage loans. We are the largest private sector mortgage lender in Korea and our mortgage loan portfolio in terms of aggregate loan value accounted for a 78% share of the domestic commercial banking market as of December 31, 2002. We are also a manager of the National Housing Fund, a government fund that provides mortgage lending to low income households and loans to construction companies to build small-sized housing for low income households. As of

December 31, 2002, the National Housing Fund accounted for 48% of the total amount of mortgage loans (not including home equity loans) in Korea.

Lending to small- and medium-sized enterprises is the single largest component of our non-retail credit portfolio and represents a widely diversified exposure to a broad spectrum of the Korean corporate community, both by type of lending and type of customer, with one of the newest categories being collateralized loans to “small office/home office,” or SOHO, customers that are among the smallest of the small- and medium-sized enterprises.

The volume of our loans to small- and medium-sized enterprises requires a customer-oriented approach that is facilitated by our large and geographically diverse branch network. Our lending to this segment increased substantially during 2002.

In keeping with industry trends, our credit exposure to large corporate customers is declining as a percentage of our total loan portfolio although we continue to maintain and to seek quality relationships and to expand them by providing these customers with an increasing range of fee-related services.

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly, particularly in 2000, 2001 and 2002 as the nationwide trend towards credit card use accelerated. As of December 31, 2002, Kookmin Credit Card had more than 12.8 million cardholders, and there were more than 4.8 million holders of our Kookmin Bank and former H&CB-originated BC Card. Some of our cardholders hold both our BC Card and our Kookmin Card. Our credit card balances (including card loans) have increased from (Won)8,321 billion as of December 31, 2000 to (Won)22,643 billion as of December 31, 2002, as a result of both the merger with H&CB and significant organic growth. The rate of increase in balances relating to our credit card business declined significantly during the second half of 2002 and our loan loss provisioning increased substantially. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio.”

Our legal and commercial name is Kookmin Bank. Our registered office and principal executive offices are located at 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul, Korea 100-703. Our telephone number is 822-769-8346. Our agent in the United States, Kookmin Bank, New York Branch, is located at 565 Fifth Avenue, 24th Floor, New York, NY 10017. Its telephone number is (212) 697-6100.

Strategy

Our key strategic focus is to be the leading bank in Korea and a world-class personal financial service provider. We plan to continue to develop our business on the basis of our core strengths in mortgage financing and retail banking. We intend to take advantage of our enhanced market position following the merger and by improving our existing operations, product range and capabilities. We believe our strong market position is an important competitive advantage, which will enable us to compete more effectively based on convenient delivery, product breadth and differentiation, and service quality while focusing on our profitability.

The key elements of our strategy are as follows:

Enhance our leading market position and leverage our core businesses

Our main goal is to enhance our leading market position in our core businesses—retail banking (which includes mortgage financing), credit cards and small- and medium-sized enterprise banking. We believe our leading market position allows us to better compete for our core customers and also provides significant new cross-selling opportunities. We intend to accomplish our objective through the following initiatives:

•	Leveraging existing retail customer relationships. We will focus on fulfilling a greater share of our retail customers’ banking needs. Our goal is to ensure that as many of our retail customers as possible borrow from us (for example, to finance housing, to purchase a car or for other household expenses), use our credit cards, deposit their money with us and use our investment and wealth management services. Examples of our initiatives include developing cooperative arrangements with large construction companies for the provision of mortgage financing, developing new credit card-linked products and enhancing affiliations between our credit card operations and other service providers.

•	Enhancing customer satisfaction with improved service quality and broader product offerings. We believe we can improve customer retention and usage rates by increasing the range of products and services we offer and by developing a differentiated, multi-channel distribution network, including branches, ATMs, call centers, mobile-banking and Internet banking. We believe that our leading market position gives us a competitive advantage in developing and enhancing our distribution capabilities. In addition, our large customer base allows us to target particular products to our different customer segments.

•	Attracting new retail customers with tailored products and our broad product range. Our leading market position also provides opportunities to attract new customers. For example, we are currently focusing on providing deposit gathering promotions, customized mortgage products and electronic banking promotions, and further enhancing our private banking services for high net worth individuals. We have started to open new branches specializing in banking services to high net worth individuals.

•	Leveraging small- and medium-sized enterprise customer relationships. We had a network of over 166,000 small- and medium-sized enterprise customers as of December 31, 2002. We intend to leverage these relationships by expanding the range of lending, deposit and money management products we offer to the customers. This will allow us to effectively increase the types and amounts of products and services we offer to small- and medium-sized enterprises as they expand their businesses.

Focus on expanding and improving credit quality in our small- and medium-sized enterprise lending

Our small- and medium-sized enterprise banking business has traditionally been and will remain one of our core businesses. In order to achieve our goal of enhancing our profitability, especially in light of the recent slowdown in retail and credit card lending volume, we have identified the small- and medium-sized enterprise customer segment, including SOHO customers, as one of our sources for growth. Lending to these customers generally carries higher rates of interest. In addition, we believe that, as the economy recovers, the SOHO customer base will expand significantly and provide us with an increasing opportunity to enhance our profitability. To increase our lending to the small- and medium-sized enterprise market, we have:

•	positioned ourselves based on our accumulated expertise. Based on our experience, we believe we have a better understanding of the credit risks embedded in this market, and we also have an on-line database that allows us to analyze information regarding potential customers. Our relationship management teams regularly visit the corporate customers in their region;

•	analyzed approximately 50,000 small- and medium-sized enterprises in Korea on the basis of their financial condition and other circumstances using our credit rating system and identified approximately 11,000 small- and medium-sized enterprises as priority target customers. Our marketing efforts are directed toward establishing a relationship with these potential small-and medium-sized enterprise customers;

•	begun operating a relationship management system to provide targeted customer service to small- and medium-sized enterprises. As of December 31, 2002, we had 132 corporate banking branches and 44 relationship management teams located at various other retail branches. The corporate banking branches and relationship management teams market our products and review and approve smaller loans that pose less credit risks; and

•	begun to focus on cross-selling our loan products with other products. For example, when we lend to construction companies building apartment houses, we also market our subscription account products to the future owners of the apartments. Similarly, when we provide loans to companies, we also explore opportunities to cross-sell retail loans or deposit products to the employees of those companies.

Focus on personal financial services

The Korean market for personal financial services, such as consumer lending and investment management, is large and rapidly expanding, but still relatively under-penetrated. This market is highly competitive, however, with a number of banks and financial institutions competing for the same customers. We believe that this market has significant growth potential in light of the high savings rates and the relatively high per capita income in Korea. We intend to capitalize on the opportunities in the personal financial services market in Korea by:

•	focusing on consumer lending products, which provide higher margins than corporate loans;

•	focusing on the credit card business, with a specific focus on retaining existing loyal and profitable cardholders and more selectively issuing credit cards to qualified customers, to increase both interest and fee income;

•	identifying and segmenting customers to focus on higher margin businesses and offering differentiated products to these customers through specialized channels, such as personal financial services centers; and

•	enhancing our investment and wealth management offerings by a combination of product and service improvements and expanded offerings of new in-house and third-party products.

Develop corporate businesses that generate fee income

We intend to maintain our focus as a bank for retail and small- and medium-sized enterprise customers, while also providing a wide range of services to our important corporate customers. As part of this plan, we intend to increase the volume and the proportion of our fee income from non-lending corporate businesses such as project financing, investment banking, financial advisory services, derivatives transactions, asset management, asset securitization and real estate investment trust management, while selectively re-organizing our corporate lending portfolio. We believe that we can succeed in providing an expanded scope of products and services to quality corporate customers by retraining and instituting responsibility for cross-selling with our relationship managers.

Strengthen and enhance our deposit gathering capability by offering a broad range of deposit products and related services

As of December 31, 2002, we had the largest number of retail customers and retail deposits among Korean commercial banks. We believe that this is due to our extensive nationwide network of branches, which is the largest among Korean commercial banks, and the merger with H&CB, together with our long history of development and our resulting know-how and expertise. We plan to strengthen and enhance our deposit gathering capability by:

•	offering a broad range of deposit products, with varying interest rates depending upon average funding costs and the rate of return on our interest earning assets; and

•	continuing to develop and expand our “priority customer” program that categorizes our customers by their average deposit balance for the most recent three-month period, their contribution to our revenue and the amount of their transactions with us. By extending preferential treatment to our “priority customers,” we believe we can strengthen our customer loyalty.

Complete integration and realization of the anticipated synergies and growth opportunities from the merger

A key goal of the merger between the former Kookmin Bank and H&CB was to combine the strengths of each bank to create a premier world-class financial institution. As part of this goal, we are combining both banks’ existing retail and small- and medium-sized enterprise banking businesses in Korea to build a solid base for future growth. We also developed a detailed integration plan that addresses each particular area of the combined bank and sets forth a specific target date to complete integration steps through the following three phases:

•	Phase one—organizational integration and selection of our IT system, which was completed in February 2002.

•	Phase two—IT system integration, which was completed in September 2002.

•	Phase three—brand integration, which was completed in October 2002, and branch integration, which is ongoing.

See “Item 4A. History and Development of the Company—The Merger.”

Strengthen internal risk management capabilities

One of our highest priorities is to improve our asset quality and more effectively price our lending products to take into account inherent credit risk in our portfolio. Our goal is to retain the strength of our credit portfolio, profitability and capital base. To this end, we intend to strengthen our internal risk management capabilities by tightening our underwriting and management policies and improving our internal compliance policies. To accomplish this objective, we have undertaken the following initiatives:

•	Strengthening underwriting procedures with advanced credit scoring techniques. We are in the process of implementing enhanced credit analysis and scoring techniques, which we believe will enable us to make better-informed decisions about the credit we extend and improve our ability to respond more quickly to incipient credit problems. We are also focusing on enhancing our credit quality early monitoring systems and collection procedures.

•	Improving our internal compliance policy and ensuring strict application in our daily operations. We are in the process of improving our monitoring capabilities with respect to our internal compliance and providing training and educational programs to our management and employees.

Branch Network

As of December 31, 2002, we had 1,190 branches and sub-branches in Korea, which were the largest number of branches among Korean commercial banks. In Korea, retail transactions are generally conducted in cash, although credit card use is increasing, and conventional checking accounts are not offered or used as widely as in other countries. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 42% of our branches and sub-

branches are located in Seoul, and more than 24% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2002.

Area	Number of branches	Percentage
Seoul	501	42%
Six largest cities (other than Seoul)	284	24
Other	405	34

Total	1,190	100%

In addition, we have begun to implement the specialization of branch functions. Since July 2002, we have established over 100 additional branches that exclusively handle corporate transactions, by converting certain existing branches, with a focus on converting overlapping branches resulting from the merger, and constructing certain new branches. Of our branch network, 132 branches handle corporate transactions exclusively and are dedicated to providing comprehensive services to our corporate customers.

In connection with the merger with H&CB, we have been restructuring our branch network through gradual adjustment, relocation and functional conversion of overlapping branches in order to increase revenues and efficiency. We have been concentrating our restructuring efforts in Seoul and the other major cities in Korea. Our objective with respect to reorganizing our overlapping branches has been to increase the profitability of our branches and to minimize any loss of customers. As of December 31, 2002, we had reorganized 86 branches, 53 of which have been closed, 17 of which have been relocated and 16 of which have been converted into branches or sub-branches. We expect to continue to gradually reorganize our branch network to improve the efficiency of our business structure.

In order to support our branch network, we have established an extensive network of automated banking machines, which are located in branches and in unmanned outlets known as “Autobanks.” These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2002, we had 6,102 ATMs, 2,748 cash dispensers and 896 passbook printers.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. We believe that use of our automated banking machines has increased in recent years. In 2002, automated banking machine transactions accounted for approximately 80% of our deposit and withdrawal transactions for amounts less than (Won)700,000.

The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs, including those that only dispense cash.

	For the year ended December 31,
	2000				2001				2002
	Kookmin Bank		H&CB (1)		Kookmin Bank		H&CB (1)		Kookmin Bank
Number of transactions (millions)		269		215		302		271		816
Fee revenue (in billions of (Won))	(Won)	30	(Won)	21	(Won)	36	(Won)	23	(Won)	81

(1)	Reflects historical information of H&CB prior to the merger for 2000, and the first 10 months of 2001 included in the figures for 2001 reflect historical information of H&CB prior to the merger.

Retail Banking

Due to our development as a retail bank and the know-how and expertise we have acquired from our activities in that market, retail banking has been and will continue to remain one of our core businesses. Our retail banking activities consist primarily of lending and deposit-taking.

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total lending represented by our retail loans as of the dates indicated.

	As of December 31,
	2000			2001			2002
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	(Won)	8,068	13.6%	(Won)	37,194	30.8%	(Won)	46,195	31.7%
Other consumer loans (1)		8,151	13.7		23,312	19.3		28,066	19.2

Total	(Won)	16,219	27.3%	(Won)	60,506	50.1%	(Won)	74,261	50.9%

(1)	Excludes credit card loans, but includes overdraft loans.

As of December 31, 2002, mortgage and home equity loans and other consumer loans accounted for 62.2% and 37.8%, respectively, of our retail loans. These retail loans consist of:

•	Mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals; and home equity loans, which are loans made to our customers secured by their homes to ensure loan repayment. We also provide overdraft loans in connection with our home equity loans.

•	Other consumer loans, which are loans made to customers for any purpose (other than mortgage and home equity loans). These include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us.

For secured loans, including mortgage and home equity loans, our policy is to lend up to 100% of the adjusted collateral value minus the value of any lien or other security interest that is prior to our security interest. In calculating the adjusted collateral value for real estate, we use the appraisal value of the collateral multiplied by a factor, generally between 37% to 60%. This factor varies depending upon the location and use of the real estate and is established in part by taking into account court-supervised auction prices for nearby properties.

A borrower’s eligibility for our mortgage loans depends on value of the mortgage property, the appropriateness of the use of proceeds and the borrower’s creditworthiness. A borrower’s eligibility for home equity loans is determined by the borrower’s credit and the value of the property, while the borrower’s eligibility for other consumer loans is primarily determined by the borrower’s credit. If the borrower’s credit deteriorates, it may be difficult for us to recover the loan. As a result, we review the borrower’s creditworthiness, collateral value, credit scoring and third party guarantees when evaluating a borrower. In addition, to reduce the interest rate of a loan or to qualify for a loan, a borrower may provide collateral, deposits or guarantees from third parties.

Due to a rapid increase in retail loans and increased credit risks relating thereto, the Financial Supervisory Commission increased the minimum provisioning requirements for retail loans from the second quarter of 2002. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio” and  “—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

Mortgage and Home Equity Lending

Our mortgage and home equity lending has substantially expanded following the merger. The following table provides certain information regarding our mortgage and home equity loans.

	As of December 31,
	2000				2001 (1)		2002
	Kookmin Bank		H&CB		Kookmin Bank		Kookmin Bank
	(in billions of Won, except percentages)
Mortgage and home equity lending	(Won)	8,068	(Won)	25,691	(Won)	37,194	(Won)	46,195
Mortgage and home equity lending as a percentage of total loans		13.6%		55.6%		30.8%		31.7%

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.

As of December 31, 2002, our market share of the outstanding Korean private mortgage market was 78% based on our internal statistics. We do not receive any fee income related to the origination of mortgage and home equity loans.

The Housing Finance Market in Korea.    The housing finance market in Korea is divided into public sector and private sector lending. In the public sector, two government entities, the National Housing Fund and the National Agricultural Cooperative Federation, are responsible for most of the mortgage lending. In the private sector, a number of financial institutions and installment finance companies, including us, provide mortgage lending. Prior to 1997, government regulations limited the types of mortgage lending products commercial banks in Korea could offer. These restrictions affected both the terms of mortgages that could be offered as well as eligibility of properties to be mortgaged and persons applying for mortgages. Government restrictions on mortgage lending were largely lifted in 1997, leading to a more competitive mortgage lending market. In 1998, the government promulgated new laws to facilitate asset securitization transactions by Korean banks. We believe that the demand for these transactions will increase, which should contribute to the growth of the mortgage lending market by increasing the amount of funding available to lenders and allowing lenders to manage their credit risk.

Mortgage and Home Equity Loan Products.    We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 35 years. Home equity loans have an initial maturity of three years. These loans are typically renewed upon maturity on an annual basis for a maximum of ten years, after which these loans must be repaid. Approximately 70% of our mortgage and home equity loans have an initial maturity of one to three years. Consumers of mortgage and home equity loans prefer loans with a maturity of one to three years because these loans generally have lower interest rates than longer-term loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2002, approximately 43% of our mortgage loans were secured by residential property which is the subject of the loan, 27% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 30% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to lenders for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these lenders. For the year ended December 31, 2002, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 63%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.” As a result of government initiatives, we have also tightened our mortgage loan guidelines.

Pricing.    The interest rates on our retail mortgage loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived using our Market Opportunity Rate system, which reflects our internal cost of funding, further adjusted to account for our expenses related to lending) or a fixed rate that reflects our cost of funding, as well as our expenses related to lending. Fixed rate loans are currently limited to maturities of three years and offered only on a limited basis. Both types of rates also incorporate a margin based among other things on the type of security, priority with respect to the security, loan-to-value and loan length. We can adjust the price to reflect the borrower’s current and/or expected future contribution to us. The applicable interest rate is determined at the time of the loan. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.3% to 1.5% of the loan amount in addition to the accrued interest.

The interest rates on our home equity loans are determined on the same basis as our retail mortgage loans, except that fixed rate loans are not offered.

As of December 31, 2002, our current three-month, six-month and twelve-month base rates were approximately 6.47%, 7.75% and 7.95%, respectively.

As of December 31, 2002, approximately (Won)40,708 billion, or 88.1%, of our outstanding mortgage and home equity loans were priced based on a floating rate and (Won)5,487 billion, or 11.9%, were priced based on a fixed rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2002, approximately (Won)13,799 billion, or 49% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and typically have a maturity between one and three years. The amount of overdraft loans have been increasing over the past several years and, as of December 31, 2002, was approximately (Won)9,211 billion.

Pricing.    The interest rates on our other consumer loans are determined on the same basis as on our home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.” For overdraft loans, we also add 50 basis points in determining the interest rate.

As of December 31, 2002, approximately 85% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-Taking Activities

Due to our extensive nationwide network of branches and the merger, together with our long history of development and our resulting know-how and expertise, as of December 31, 2002, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was (Won)29,440, (Won)83,129 billion and (Won)92,126 billion as of December 31, 2000, 2001 and 2002, respectively, which constituted 68.2%, 72.3% and 75.3%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time or savings deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a fixed or variable rate depending on the period and amount of deposit. Retail and corporate demand deposits constituted approximately 3.6% of our total deposits as of December 31, 2002 and paid average interest of 0.63% for 2002.

•	Time deposits, which generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically range from one month to five years, and the term for installment savings deposits range from six months to ten years. Retail and corporate time deposits constituted approximately 53.6% of our total deposits as of December 31, 2002 and paid average interest of 4.90% for 2002. Most installment savings deposits offer fixed interest rates.

•	Savings deposits, which allow depositors to deposit and withdraw money at any time and accrue interest at an adjustable interest rate, which is currently below 2.0%. Retail and corporate savings deposits constituted approximately 29.4% of our total deposits as of December 31, 2002 and paid average interest of 1.17% for 2002.

•	Certificates of deposit, the maturities of which range from 30 days to 365 days with a required minimum deposit of (Won)5 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificate of deposit.

•	Foreign currency deposits, which accrue interest at an adjustable rate and are available to Korean residents, non-residents and overseas immigrants. We offer foreign currency demand and time deposits and checking and passbook accounts in 11 currencies.

We offer varying interest rates on our deposit products depending upon average funding costs, the rate of return on our interest earning assets and the interest rates offered by other commercial banks.

We also offer deposits that provide the holder with preferential rights to housing subscriptions and eligibility for mortgage loans. These products include:

•	Housing subscription time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Construction Promotion Law. This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from (Won)2 million to (Won)15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

•	Housing subscription installment savings deposits, which are monthly installment savings programs providing the holder with a preferential subscription right for new private apartment units under the Housing Construction Promotion Law. Account holders are also eligible for our mortgage loans. These deposits require monthly installments of (Won)50,000 to (Won)500,000, have maturities of between two and five years and accrue interest at fixed or variable rates depending on the term. These deposit products target low- and middle-income households.

We have a “priority customer” program that categorizes our customers by their average deposit balance for the most recent three-month period, their contribution to our revenue, and the amount of their transactions with us. A customer may receive preferential treatment in various areas, including interest rates, transaction fees and the types of credit card the customer is eligible for, depending upon how the customer is classified. As of December 31, 2002, we had over 4.6 million priority customers, representing about 19% of our total retail customer base of over 23 million retail customers. In 2002, on an average balance basis, our priority customers held approximately 83% of our total retail customer deposits, and revenues from our priority customers accounted for approximately 69% of our revenues derived from our retail customers.

In the second quarter of 2002, after significant research and planning, we launched the Private Banking Business Unit at our headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. In November and December 2002, we established two private banking centers. As of April 30, 2003, we had established three more centers and plan to gradually increase the number of private banking centers in our branch network. We believe that by offering high quality personal wealth management services to these customers we can increase our share of the priority customer market, which will increase our profitability and our position in the retail banking market.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 5%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.” The Monetary Policy Committee also regulates the maximum interest rates that can be paid on certain deposits. Under the Korean government’s finance reform plan issued in May 1993, controls on deposit interest rates have been gradually reduced. Currently, only maximum interest rates payable on demand deposits are subject to regulation by the Bank of Korea. See “Item 3D. Risk Factors—Risks relating to competition—Intense competition for deposits following the deregulation of interest rate restrictions on demand deposits may lead to a loss of our deposit customers or an increase in our funding costs.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a premium rate of 0.1% of our average deposits and we paid (Won)109 billion for 2002.

Credit Cards

Credit cards are another of our core retail products. As a result of the merger with H&CB, we currently have two brands of credit cards:

•	Kookmin Card, which is operated by our 74.3%-owned subsidiary, Kookmin Credit Card Co., Ltd.; and

•	BC Card, which we operate directly, but where the cards are issued through an affiliate.

Our two credit card businesses are discussed in more detail below.

The following table sets forth certain data relating to our credit card operations and those of H&CB as of the dates or for the period indicated. All financial figures appearing below have been prepared in accordance with Korean GAAP, which differs significantly from U.S. GAAP. See “Item 5B. Liquidity and Capital Resources—Reconciliation with Korean GAAP.”

	As of and for the year ended December 31,
	2000				2001				2002
	Kookmin Card		BC Card (1)		Kookmin Card		BC Card (1)		Kookmin Card		BC Card
	(in billions of Won, except number of holders and accounts and percentages)
Number of credit card holders (at year end) (thousands)
General accounts		8,123		3,054		10,491		4,018		12,614		4,748
Corporate accounts		51		17		96		24		154		58

Total		8,174		3,071		10,587		4,042		12,768		4,806

Number of merchants (at year end) (thousands)		1,231		196		1,675		263		1,569		312
Active ratio (2)		66%		64%		71%		65%		72%		61%
Credit card fees
Merchant fees (3)	(Won)	375	(Won)	108	(Won)	546	(Won)	187	(Won)	745	(Won)	236
Installment and cash advance fees		726		267		926		500		1,106		555
Annual membership fees		35		6		40		10		39		12
Other fees		66		7		84		123		158		237

Total	(Won)	1,202	(Won)	388	(Won)	1,596	(Won)	820	(Won)	2,048	(Won)	1,040

Charge volume (4)
General purchase	(Won)	9,068	(Won)	2,273	(Won)	14,851	(Won)	3,528	(Won)	18,708	(Won)	4,329
Installment purchase		4,282		1,415		6,188		3,025		11,026		4,362
Cash advance		24,526		8,850		44,343		15,720		57,166		18,198
Card loan (5)		922		3,171		2,774		6,221		5,108		8,784

Total	(Won)	38,798	(Won)	15,709	(Won)	68,156	(Won)	28,494	(Won)	92,008	(Won)	35,673

Outstanding balance (at year end) (6)										,
General purchase	(Won)	1,105	(Won)	281	(Won)	1,377	(Won)	453	(Won)	1,199	(Won)	591
Installment purchase		1,891		594		2,632		1,325		2,932		1,747
Cash advance		3,218		1,542		3,149		1,972		2,370		2,184
Card loan (5)		969		494		2,247		934		2,739		1,227

Total (7)	(Won)	7,183	(Won)	2,911	(Won)	9,405	(Won)	4,684	(Won)	9,240	(Won)	5,749

Average outstanding balances
General purchase	(Won)	810	(Won)	225	(Won)	1,247	(Won)	420	(Won)	1,557	(Won)	582
Installment purchase		1,262		418		2,306		894		4,062		1,599
Cash advance		2,492		978		4,880		1,913		6,389		2,389
Card loan (5)		1,068		365		1,780		689		4,207		1,150
Delinquency ratios (8)
Less than 1 month		3.27%		4.10%		1.81%		2.53%		3.08%		2.91%
From 1 month to 3 months		1.31		1.94		1.04		2.14		2.85		5.01
From 3 months to 6 months		0.71		1.15		0.94		1.75		2.19		2.85
Over 6 months		0.69		1.03		0.33		1.63		0.01		0.56

Total		5.98%		8.22%		4.12%		8.05%		8.13%		11.33%

Non-performing loan ratio
Reported		4.02%		2.20%		2.74%		3.80%		4.70%		5.08%
Managed		3.52%		2.20%		2.18%		3.80%		3.88%		5.08%
Write-offs (gross)	(Won)	204	(Won)	26	(Won)	426	(Won)	147	(Won)	1,017	(Won)	671
Recoveries		40		16		83		22		112		45

Net write-offs	(Won)	164	(Won)	10	(Won)	343	(Won)	125	(Won)	905	(Won)	626

Gross write-off ratio (9)		3.62%		1.31%		4.17%		3.75%		6.27%		11.73%
Net write-off ratio (10)		2.91%		0.50%		3.36%		3.19%		5.58%		10.94%
Asset sales		—		—	(Won)	695		—	(Won)	248		—
Asset securitization (11)	(Won)	1,189		—		2,757		—		7,463		—

(1)	BC Card-related amounts for 2000 and the first ten months of 2001 included in the figures for 2001 reflect historical information of H&CB prior to the merger.
(2)	For Kookmin Card, represents the ratio of accounts used at least once within the last 12 months to total accounts as of year end. For BC Card, represents the ratio of cards outstanding at year end that have been issued for at least six months and that have been used at least once within the last six months of the year.
(3)	Merchant fees consist of merchant membership and maintenance fees, costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, bad debt expenses, general variable expenses and other fixed costs that are charged to our member merchants. We charge our member merchants fees that range from 1.5% to 4.5%.
(4)	Represents the aggregate cumulative amount charged during the year.
(5)	Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.
(6)	Excludes credit card balances transferred to special purpose entities in connection with asset securitization transactions, which transfers are recognized as sales under Korean GAAP but not under U.S. GAAP.
(7)	Total outstanding balances pursuant to U.S. GAAP for Kookmin Card and BC Card, respectively, were (Won)8,321 and (Won)2,881 billion as of December 31, 2000, (Won)12,131 billion and (Won)4,620 billion as of December 31, 2001 and (Won)16,948 billion and (Won)5,695 billion as of December 31, 2002.
(8)	Represents the ratio of delinquencies to outstanding balance. When calculating this ratio, managed assets and card loans are included in the outstanding balance, and delinquencies only pertain to the unpaid or due amount and not the entire balance outstanding. In addition, unused credit is also not included in the delinquent amount. In line with industry practice, we have restructured a large portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans. As of December 31, 2002, these loans amounted to (Won)1,286.1 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans.
(9)	Represents the ratio of gross write-offs for the year to average outstanding balance for the year. Under Korean GAAP, our charge-off policy is to write off balances which are 180 days past due, except for those balance with a reasonable probability of recovery.
(10)	Represents the ratio of net write-offs for the year to average outstanding balances for the year.
(11)	Comprises credit card balances that were transferred in asset securitization transactions. Under U.S. GAAP, these transfers are not recognized as sales and are recorded as secured borrowings.

The use of credit cards in Korea has increased dramatically in recent years as the Korean economy and consumer spending recovered from the recent financial and economic difficulties and, as a result of government initiatives promoting the use of credit cards in Korea. For example, the government requires commercial merchants to accept credit cards as a means of preventing tax evasion by ensuring proper disclosure of transactions and provides tax benefits to businesses that accept credit cards. For consumers, there is also a tax deduction for certain amounts spent using credit cards. However, concerns have been raised regarding the high levels of credit card usage (including cash advances) and the possibility of a deterioration in the asset quality of credit card portfolios of Korean financial institutions. As a result, BC Card has stopped offering new card loan services to new and existing cardholders. Commencing in July 2002, the Financial Supervisory Commission increased regulation of the credit card industry. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

In contrast to the system in the United States and many other countries, where most credit cards are revolving cards that allow outstanding amounts to be rolled over from month to month so long as a required minimum percentage is repaid, credit card holders in Korea are generally required to pay for their purchases within approximately 20 to 60 days of purchase depending on their payment cycle. However, we have also recently begun to offer revolving cards to individuals that allow outstanding amounts to be rolled over to subsequent payment periods. Delinquent accounts (defined as amounts overdue for one day or more) are charged penalty interest and closely monitored. For installment purchases, we charge interest on unpaid installments at rates that vary according to the terms of repayments. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio—As we have been experiencing increases in delinquencies in retail loans, including our mortgage and home equity loan and our credit card portfolios, we may not be able to sustain the rate of growth or credit quality of our retail loans, including, in particular, our mortgage and home equity loans and our credit card-related loans.”

We believe that the merger has provided us with an opportunity to further expand our credit card business. In particular, we believe that our extensive branch network, name recognition and overall size will enable us to cross-sell products such as credit cards to our existing and new customers. We also believe that the different merchant networks of Kookmin Credit Card and BC Card will provide us with further opportunities to cross-sell credit cards and other credit card-related products. In addition, recent government initiatives to crack down on the issuance of credit cards through non-bank branch channels will help us given the size of our branch network as compared to those of our competitors. We plan to integrate Kookmin Credit Card’s business operations with our BC Card business unit as described in more detail below.

To promote our credit card business, we offer services targeted to various financial profiles and customer requirements and are concentrating on:

•	offering cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prizes and cash;

•	offering gold cards, platinum cards and other preferential members’ cards, which have a higher credit limit and provide additional services in return for a higher fee;

•	acquiring new customers through strategic alliances and cross-marketing with wholesalers and retailers;

•	encouraging increased use of credit cards by existing customers through special offers for frequent users;

•	introducing new features, such as revolving credit cards, travel services and insurance;

•	developing fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet; and

•	issuing smart cards and preparing for a cardless business environment in which customers can use credit cards to make purchases by phone or over the Internet.

Kookmin Credit Card

In 1980, the former Kookmin Bank became one of the first financial institutions to issue credit cards and provide credit card services in Korea. In order to manage the credit card business more efficiently, we separated the credit card business from our banking activities and established a subsidiary called Kookmin Credit Card in 1987, which was subsequently registered with KOSDAQ on July 4, 2000. We market and distribute credit cards issued by Kookmin Credit Card. As of December 31, 2002, we owned 74.3% of the outstanding shares of Kookmin Credit Card. On May 30, 2003, we entered into a merger agreement with Kookmin Credit Card to merge its operations into us and passed a board resolution to approve the merger. We plan to integrate Kookmin Credit Card’s business operations with our BC Card business unit. The integrated unit will have operational autonomy with respect its business and will be integrated based on the business platform of Kookmin Credit Card. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio—We are in the process of integrating our credit card operations, which has resulted in labor unrest and may also result in customer loss.”

As of December 31, 2002, Kookmin Credit Card had issued more than 12.8 million credit cards, representing 12.0% of the total credit cards issued in Korea based on its internal statistics. Of the credit cards outstanding, approximately 72% were active, meaning that they had been used at least once during the previous twelve months. As of December 31, 2002, the Korean market share for Kookmin Credit Card with respect to outstanding credit card balances was 13.0% according to the Korea Non-Bank Financing Association. Kookmin Credit Card’s revenues consist principally of cash advance fees, merchant fees, interest income from credit card loans, cardholders’ purchase fees, including interest on late and deferred payments, and annual fees paid by cardholders.

Holders of cards issued by Kookmin Credit Card are required to pay for their purchases within 23 to 53 days after the date of purchase, depending on their payment cycle. Except in the case of installment purchases, accounts, which remain unpaid after this period, are deemed to be delinquent.

Kookmin Credit Card generates other fees through a processing charge on merchants, with the average charge equaling approximately 2.43%.

Under non-exclusive license agreements with MasterCard International Incorporated and Visa International Service Association, Kookmin Credit Card also issues MasterCard and Visa credit cards.

In 2002, our Kookmin Credit Card operations generated (Won)3,157 billion in revenues, compared to (Won)2,340 billion in 2001 and (Won)1,461 billion in 2000, in each case, under Korean GAAP.

We launched our debit card business in February 1996 in response to changing customer needs. We charge merchants an average commission of 1.7% of the amounts purchased using a debit card.

BC Card

BC Card Co., Ltd. was established in 1982 by five nationwide banks and is currently owned by 11 member banks. BC Card issues credit cards under the names of its member banks, substantially all of which are licensed to use MasterCard, Visa or the Japanese Credit Bureau (JCB). We use these brands through a fee-based system and, as a result, our customers are able to use their cards outside of Korea. BC Card provides a number of services for our card operations including issuing cards, providing billing services and managing arrears and delinquencies. We plan to remain in the BC Card consortium in order to take advantage of its brand name and infrastructure, continue to receive information about our customers, capitalize on cross-selling opportunities and reduce our risks in the credit card business. As of December 31, 2002, we owned 4.95% of BC Card.

As of December 31, 2002, BC Card, on our behalf, had issued 4.8% of the total credit cards issued in Korea based on its internal statistics. As of December 31, 2002, BC Card, on our behalf, had more than 4.8 million cardholders. Of the credit cards outstanding as of December 31, 2002, approximately 61% were active, meaning that the cards had been used within the last six months. In determining this activity rate, we do not consider cards that have been issued for less than six months as active. As of December 31, 2002, the Korean market share for BC Card issued on our behalf with respect to credit card transaction volumes was 4.5%. BC Card’s revenues consist principally of cash advance fees, merchant fees, interest income from credit card loans, cardholders’ purchase fees, including interest on late and deferred payments, and annual fees paid by cardholders.

BC Card holders are required to pay the entire amount of their purchases within 23 to 57 days after the date of purchase depending on their payment cycle. Except in the case of installment purchases and revolving payments, accounts that remain unpaid after this period are deemed to be delinquent. This reflects standards generally present in the Korean credit card industry. See  “—Kookmin Credit Card” above.

BC Card generates other fees through a processing charge on the merchants, with the average charge equaling approximately 2.5%.

In 2002, we generated (Won)1,193 billion in revenues from our credit card operations from BC Card, compared to (Won)816 billion in 2001 (which includes the results of operations for periods when this business was controlled by H&CB) and H&CB-generated revenues of (Won)441 billion in 2000, in each case, under Korean GAAP.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2000, 2001 and 2002, we had 150,544, 168,163 and 166,123 small- and medium-sized enterprise borrowers and 737, 1,129 and 878 large corporate borrowers, respectively. For 2000, 2001 and 2002, we received fee revenue from “firm banking” services offered to corporate customers, which include inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of (Won)16.4 billion, (Won)22.6 billion and (Won)27.9 billion, respectively. Of our branch network as of December 31, 2002, we had 132 branches dedicated exclusively to corporate banking.

As a result of the merger with H&CB, the overall size and composition of our assets and liabilities as well as our income and expenses have changed. In particular, within our loan portfolio, the proportion of the total outstanding balance as well as the total interest income related to our consumer loans, including credit card balances, has increased substantially relative to the balances of and interest income from our corporate loans.

The following table sets forth the balances and the percentage of our total lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers under Korean GAAP.

	As of December 31,
	2000			2001			2002
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	(Won)	22,393	37.7%	(Won)	30,498	25.2%	(Won)	38,871	26.7%
Large corporate loans		11,378	19.2		11,993	9.9		8,631	5.9

Total	(Won)	33,771	56.9%	(Won)	42,491	35.1%	(Won)	47,502	32.6%

On the deposit-taking side, we currently offer our corporate customers several types of corporate deposits. Our corporate deposit products can be divided into two general categories: demand deposits that have no restrictions on deposits or withdrawals, but which offer a relatively low interest rate, and deposits from which withdrawals are restricted for a period of time, but offer higher interest rates. We also offer installment savings deposits, certificates of deposit and repurchase instruments. We offer varying interest rates on deposit products depending upon the rate of return on our income-earning assets, average funding costs and interest rates offered by other nationwide commercial banks.

The total amount of deposits from our corporate customers amounted to (Won)29,061 billion as of December 31, 2002, or 23.7% of our total deposits.

Small-and Medium-Sized Enterprise Banking

Our small- and medium-sized enterprise banking business has traditionally been and will remain one of our core businesses because of both our historical development and our accumulated expertise.

The principal focus of our corporate banking activities is on the small- and medium-sized enterprise market in Korea because lending to these enterprises has rapidly grown in Korea, in part because the Korean government has encouraged capital flows to these enterprises. We believe that we possess the necessary elements to succeed in the small- and medium-sized enterprise market, including our extensive branch network, our credit rating system for credit approval, our marketing capabilities (which we believe have provided us with significant brand loyalty) and our ability to take advantage of economies of scale provided by the merger.

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act and related regulations. The general criterion used to define small- and medium-sized enterprises is either the number of full-time employees (less than 300), stockholders’ equity (equal to or less than (Won)8 billion) or sales revenues (equal to or less than (Won)30 billion). Criteria differ from industry to industry. In all cases, however, the number of full-time employees may not equal or exceed 1,000.

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2002, working capital loans and facilities loans accounted for 87.0% and 13.0%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2002, we had the largest share among Korean banks in terms of the total amount of Won-denominated loans extended to small- and medium-sized enterprises, with over 166,000 customers and an estimated market share of 19.7%, based on our internal statistics.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or be unsecured. As of December 31, 2002, secured loans and loans guaranteed by a third party accounted for 52.0% and 29.5%, respectively, of our small- and medium-sized enterprise loans. Among the secured loans, approximately 92.6% were secured by real estate and 7.4% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of 10 years.

When evaluating the extension of working capital loans, we review the corporate customer’s creditworthiness and capability to generate cash. Furthermore, we take personal guarantees and credit guaranty letters from other financial institutions and use time and savings deposits that the borrower has with us as collateral. We receive fees in relation to credit evaluation, collateral appraisal and other services provided in connection with a loan extension.

The value of any collateral is defined using a formula that takes into account the appraised value of the property, any prior liens or other claims against the property and an adjustment factor based on a number of considerations including, with respect to property, the value of any nearby property sold in a court-supervised auction during the previous five years. We revalue any collateral on a periodic basis (generally every five years) or if a trigger event occurs with respect to the loan in question.

We also offer collective housing loans. Our collective housing loans are mortgage loans to home builders or developers who build or sell single- or multi-family housing units, principally apartment buildings. Many of these builders and developers are categorized as small- and medium-sized enterprises. We offer a variety of collective housing loans, including loans to purchase property or finance the construction of housing units, loans to contractors used for working capital purposes, and loans to educational establishments, small- and medium-sized enterprises and non-profit entities to finance the construction of dormitories. Collective housing loans subject us to the risk that the housing units will not be sold. As a result, we review the probability of the sale of the housing unit when evaluating the extension of a loan. We also review the borrower’s creditworthiness and the adequacy of the intended use of proceeds. Furthermore, we take a lien on the land on which the housing unit is to be constructed as collateral. If the collateral is not sufficient to cover the loan, we also take a guarantee from the Housing Finance Credit Guarantee Fund as security.

One of our newest target lending markets with respect to small- and medium-sized enterprises are “small office/home office,” or SOHO, customers. SOHOs represent sole proprietorships, individual business interests and very small corporations. We generally diversify SOHOs into two groups. The first group are those who do not typically maintain financial statements. We generally lend to this group on a secured basis. For these SOHOs we apply a strict credit risk evaluation model, which uses not only quantitative analysis related to a customer’s accounts and due amounts but also requires our credit officers to perform a qualitative analysis of each potential SOHO customer. The second group are those who maintain a double-entry book keeping system. We usually lend to this group on an unsecured basis. We are able to evaluate the risk of this segment through the corporate credit risk system, which takes into account both financial and non-financial criteria. We have concentrated our efforts on providing professional financial services to these customers.

Pricing

We establish the price for our corporate loan products (other than collective housing loans) based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system.

Our Market Opportunity Rate system takes into account the current market interest rate and an activity-based cost, and a spread calculated to achieve a target “return on asset” ratio set for the year. As of December 31, 2002, our Market Opportunity Rate for small-and medium-sized enterprise loans was 4.90% for three months, 5.04% for six months and 5.21% for one year, respectively.

With respect to our Market Opportunity Rate system, depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks.

As of December 31, 2002, substantially all of our small- and medium-sized enterprise loans had interest rates that varied with reference to our prime rate or another rate.

The interest rates on our collective housing loans are based on a periodic floating rate, which in turn is based on a base rate determined for three-month, six-month or twelve-month periods derived using our Market Opportunity Rate system. After selecting the appropriate periodic floating rate, our loan analysis system raises or lowers the floating rate based on various factors related to the loan and the borrower. In addition, we take into account the market conditions and our expenses and services to be provided with respect to such loan. The loan amount is calculated utilizing our mortgage valuation system. The repayment schedule differs according to the variable term, repayment method and the particular loan. If a loan is terminated prior to its maturity, the corporate borrower is obligated to pay us an early termination fee in addition to the accrued interest.

Large Corporate Banking

Large corporate customers include all companies that are neither small- and medium-sized enterprise customers nor government corporations. Due to our history of development and limitations in our articles of incorporation, large corporate banking was not a core business of the former Kookmin Bank or of H&CB prior to the merger. Our articles of incorporation provide that financial services to large corporate customers must be no more than 40% of the total amount of our Won-denominated loans. Within this constraint, we intend to maintain our large corporate banking activities at least at their current level.

Lending Activities

As in the case of our small- and medium-sized enterprise banking business, our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2002, working capital loans and facilities loans accounted for 82.5% and 17.5% of our total large corporate loans. We also offer collective housing loans (as described above under “—Small- and Medium-Sized Enterprise Banking—Lending Activities”) to large corporate clients.

As of December 31, 2002, secured loans and loans guaranteed by a third party accounted for 25.2% and 15.1%, respectively, of our large corporate loans. Among the secured loans, approximately 94.3% were secured by real estate and approximately 5.7% were secured by deposits or securities. Working capital loans generally have a maturity of one year but are extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of 10 years.

We evaluate creditworthiness and collateral for our large corporate loans in essentially the same way as we do for small- and medium-sized enterprise loans. See “—Small- and Medium-Sized Enterprise Banking—Lending Activities” above.

As of December 31, 2002, in terms of our outstanding loan balance, 35.2% of our large corporate loans was extended to borrowers in the manufacturing industry, 11.8% was extended to borrowers in the construction industry, and 7.7% was extended to borrowers in the financial and insurance industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-Sized Enterprise Banking—Pricing” above. As of December 31, 2002, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2000, 2001 and 2002, our investment portfolio, which consists primarily of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)20,806 billion, (Won)32,738 billion and (Won)29,898 billion and represented 22.9%, 17.8% and 16.2% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2000, 2001 and 2002, we held debt securities with a total book value of (Won)18,169 billion, (Won)24,311 billion and (Won) 21,941 billion, respectively, of which:

•	held-to-maturity debt securities accounted for (Won)9,005 billion, (Won)13,225 billion, and (Won)11,134 billion or 49.6%, 54.4% and 50.7%, respectively;

•	available-for-sale debt securities accounted for (Won)6,718 billion, (Won)8,772 billion and (Won)9,030 billion or 37.0%, 36.1% and 41.2%, respectively; and

•	trading debt securities accounted for (Won)2,447 billion, (Won)2,314 billion and (Won)1,777 billion or 13.5%, 9.5% and 8.1%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2000, 2001 and 2002 amounted to:

•	(Won)4,855 billion, (Won)8,915 billion and (Won)8,735 billion, or 53.9%, 67.4% and 78.5%, respectively, of our held-to-maturity debt securities;

•	(Won)3,536 billion, (Won)3,675 billion and (Won)4,096 billion, or 52.6%, 41.9% and 45.4%, respectively, of our available-for-sale debt securities;

•	(Won)1,756 billion, (Won)1,229 billion and (Won)840 billion, or 71.8%, 53.1% and 47.3%, respectively, of our trading debt securities.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the Korea Stock Exchange or KOSDAQ. As of December 31, 2000, 2001 and 2002:

•	equity securities in our available-for-sale portfolio had a book value of (Won)1,563 billion, (Won)3,552 billion and (Won)3,452 billion, or 18.9%, 28.8% and 27.7% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a book value of (Won)149 billion, (Won)4,193 billion and (Won)3,898 billion, or 5.7%, 64.4% and 68.7% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes foreign exchange spot contracts and derivative instruments. See “—Derivatives Trading.” Our investment portfolio also includes venture capital activities, non-marketable equity securities and investments under the equity method. As of December 31, 2000, 2001 and 2002, these investments had an aggregate book value of (Won)416 billion, (Won)682 billion and (Won)607 billion, respectively.

The book value of our trading and investment portfolio has increased, excluding the increase in assets attributable to the merger. This increase has been driven by our increased level of funding resulting from the increase in our deposit taking. Funds which are not used for lending activities have been used to purchase securities.

The following table shows, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity securities within our investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security.

	As of December 31, 2000
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	3,419	(Won)	121	(Won)	4	(Won)	3,536
Corporate (1)		1,266		107		10		1,363
Financial institutions (2)		1,516		38		5		1,549
Foreign governments		26		6		—		32
Asset-backed securities		154		3		—		157
Other debt securities		80		1		—		81

Subtotal		6,461		276		19		6,718

Equity securities		1,530		49		16		1,563

Total available-for-sale securities	(Won)	7,991	(Won)	325	(Won)	35	(Won)	8,281

Held-to-maturity securities:
Korean Treasury securities and government agencies	(Won)	4,856	(Won)	260		—	(Won)	5,116
Corporate (3)		529		16	(Won)	1		544
Financial institutions (4)		2,754		12		2		2,764
Foreign governments		99		3		1		101
Asset-backed securities		766		10		—		776
Other debt securities		1		—		—		1

Total held-to-maturity securities	(Won)	9,005	(Won)	301	(Won)	4	(Won)	9,302

	As of December 31, 2001
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	3,615	(Won)	78	(Won)	18	(Won)	3,675
Corporate (1)		2,582		69		31		2,620
Financial institutions (2)		2,150		44		4		2,190
Foreign governments		25		4		—		29
Asset-backed securities		258		2		2		258
Other debt securities		—		—		—		—

Subtotal		8,630		197		55		8,772

Equity securities		3,256		306		10		3,552

Total available-for-sale securities	(Won)	11,886	(Won)	503	(Won)	65	(Won)	12,324

Held-to-maturity securities:
Korean Treasury securities and government agencies	(Won)	8,915	(Won)	263	(Won)	16	(Won)	9,162
Corporate (3)		655		16		—		671
Financial institutions (4)		1,712		9		1		1,720
Foreign governments		53		1		2		52
Asset-backed securities		1,890		22		2		1,910
Other debt securities		—		—		—		—

Total held-to-maturity securities	(Won)	13,225	(Won)	311	(Won)	21	(Won)	13,515

	As of December 31, 2002
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	4,022	(Won)	82	(Won)	8	(Won)	4,096
Corporate (1)		2,041		54		27		2,068
Financial institutions (2)		2,622		33		6		2,649
Foreign governments		17		3		—		20
Asset-backed securities		155		42		—		197
Other debt securities		—		—		—		—

Subtotal		8,857		214		41		9,030

Equity securities		3,360		97		5		3,452

Total available-for-sale securities	(Won)	12,217	(Won)	311	(Won)	46	(Won)	12,482

Held-to-maturity securities:
Korean Treasury securities and government agencies	(Won)	8,735	(Won)	294		—	(Won)	9,029
Corporate (3)		313		30	(Won)	2		341
Financial institutions (4)		933		9		—		942
Foreign governments		49		1		1		49
Asset-backed securities		1,104		15		—		1,119
Other debt securities		—		—		—		—

Total held-to-maturity securities	(Won)	11,134	(Won)	349	(Won)	3	(Won)	11,480

(1)	Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)139 billion as of December 31, 2000, (Won)241 billion as of December 31, 2001 and (Won)183 billion as of December 31, 2002.
(2)	Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of (Won)1,002 billion as of December 31, 2000, (Won)1,907 billion as of December 31, 2001 and (Won)2,217 billion as of December 31, 2002. These financial institutions are controlled by the Korean government.
(3)	Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)157 billion as of December 31, 2000, (Won)156 billion as of December 31, 2001 and (Won)88 billion as of December 31, 2002.
(4)	Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of (Won)1,160 billion as of December 31, 2000, (Won)1,402 billion as of December 31, 2001 and (Won)876 billion as of December 31, 2002. These financial institutions are controlled by the Korean government.

Derivatives Trading

Until the full-scale launch of our derivative operations in mid-1999, we had been engaged in limited volumes of derivatives trading, mostly on behalf of our customers. Since then, our trading volume significantly increased from (Won)13,730 billion in 2000 to (Won)25,487 billion in 2001 to (Won)57,061 billion in 2002. Our net trading revenue from derivatives and foreign exchange spot contracts for the year ended December 31, 2000, 2001 and 2002 was (Won)78 billion, (Won)88 billion and (Won)189 billion, respectively.

We provide and trade a range of derivatives products, including:

•	Won interest rate swaps, relating to Won interest rate risks;

•	cross-currency swaps, relating to foreign exchange risks, largely for Won against U.S. dollars; and

•	foreign exchange forwards, swaps and options, relating to foreign exchange risks.

To provide more sophisticated and complete treasury risk management services to our clients, we entered into a business alliance with Australia’s Macquarie Bank in December 1998. Macquarie Bank, established in 1969, is a leading provider of financial services offering a full range of investment banking, commercial banking and retail financial services in over 20 different countries around the world. Through this alliance, we were able to combine Macquarie Bank’s derivatives expertise, risk management systems and methodologies with our established local infrastructure and strong market presence.

Our derivative operations focus on addressing the needs of our corporate clients to hedge their risk exposure and to hedge our risk exposure that results from such client contracts. We also engage in derivative trading activities to hedge the interest rate and foreign currency risk exposure that arise from our own assets and liabilities. The majority of these hedge-purposed derivative contracts, however, do not qualify for hedge accounting under U.S. GAAP and are consequently treated as trading derivatives. In addition, we engage in proprietary trading of derivatives within our regulated open position limits.

The following shows the estimated fair value of derivatives and foreign exchange spot contracts held or issued for trading purposes as of December 31, 2000, 2001 and 2002.

	As of December 31,
	2000				2001				2002
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	2	(Won)	2	(Won)	3	(Won)	4	(Won)	5	(Won)	4
Foreign exchange derivatives		449		654		254		202		512		353
Interest rate derivatives		57		62		83		81		150		247
Equity derivatives		—		—		27		—		26		21
Credit derivatives		1		—		—		—		—		—

Total	(Won)	509	(Won)	718	(Won)	367	(Won)	287	(Won)	693	(Won)	625

The following table shows the unrealized gains and losses of derivatives held or issued for hedging purposes as of December 31, 2000, 2001 and 2002.

	As of December 31,
	2000				2001		2002
	Unrealized Gains		Unrealized Losses		Unrealized Gains	Unrealized Losses	Unrealized Gains		Unrealized Losses
	(in billions of Won)
Foreign exchange derivatives		—		—	—	—		—		—
Interest rate derivatives	(Won)	2	(Won)	51	—	—	(Won)	9	(Won)	9

Total	(Won)	2	(Won)	51	—	—	(Won)	9	(Won)	9

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. We have participated in a number of asset securitization transactions in Korea, through our capacities as arranger, trustee and liquidity provider. We have a significant share of the trustee market. We believe that our participation in the asset-backed securities market will provide us with an alternate source of fee income. Including issuances by Kookmin Credit Card, we were involved in asset securitization transactions with an initial aggregate issue amount of (Won)13,104 billion in 2002 and (Won)20,397 billion in 2001. In 2000, the former Kookmin Bank and H&CB were involved in asset securitization transactions with an initial aggregate issue amount of (Won)28,166 billion. We believe that most of these securities are sold to institutional investors buying through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Won or foreign currencies, in amounts exceeding (Won)100 million, with maturities of 30 days or less. Typically, call loans have maturities of one day. As of December 31, 2002, we had made call loans of (Won)230 billion and borrowed call money of (Won)306 billion, compared to (Won)1,372 billion and (Won)2,701 billion, respectively, as of December 31, 2001.

Investment Banking

We have focused on selectively expanding our investment banking activities in order to increase our fee income and diversify our revenue base. The main focus of our investment banking operations is project finance and financial advisory services. We provide project finance and financial advisory services in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and brokerage of merger and acquisition transactions. In 2002, we generated investment banking revenue of (Won)90 billion, consisting of (Won)71 billion of interest income and (Won)19 billion of fee income, from 38 financing arrangements and 22 advisory projects.

Through the merger with Korea Long Term Credit Bank in December 1998, the then-market leader in the Korean project finance market, we secured a leading position in that market.

International Banking

We engage in various international banking activities, including foreign exchange services and derivatives dealing, import and export-related services, offshore lending, syndicated loans and foreign currency securities investment. These services are provided primarily to our domestic customers and overseas subsidiaries and affiliates of Korean corporations. We also raise foreign currency funds through our international banking operations. Since the Korean financial crisis, which began in late 1997, we have focused on minimizing the risk of our existing foreign currency assets and maximizing the recovery ratio of non-performing assets while selectively providing financing to and making investments in overseas subsidiaries of Korean companies.

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2001	2002
	(in millions of US$)
Total foreign currency assets	$6,817	$6,035
Foreign currency assets managed by International Banking Business Unit	3,814	4,796
Foreign currency borrowings
Long-term borrowings	2,082	1,664
Short-term borrowings	1,506	1,316

Total borrowings	$3,588	$2,980

The table below sets forth our overseas subsidiaries and branches currently in operation as of December 31, 2002.

Business Unit (1)	Location
Subsidiaries
Kookmin Bank Luxembourg S.A.	Luxembourg
Kookmin Finance Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
Branches
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters. On a limited basis, they also engage in investment and trading of securities of foreign issuers.

Trustee and Custodian Services Relating to Securities Investment Trusts and other Functions

We act as a trustee for 24 securities investment trust management companies, which are entities established to invest in securities using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian, settlement and clearing agent and fund administrator for 44 financial institutions with respect to various securities investments. We receive a fee for acting in these capacities and generally perform the following functions:

•	holding securities for the benefit of the securities investment trust;

•	receiving and making payments made in respect of such securities;

•	executing trades in respect of such securities on behalf of the securities investment trust, based on instructions from the relevant securities investment trust management company;

•	in certain cases, authenticating beneficiary certificates issued by the securities investment trust and handling settlements in respect of such beneficiary certificates;

•	clearing and settlement in the domestic and foreign securities markets;

•	providing foreign exchange services for overseas investment and foreign investors; and

•	providing fund-related administration and accounting services.

For the year ended December 31, 2002, our fee income from our trustee and custodian services was (Won)20 billion. Approximately 24% of the securities investment trusts for which we provide trustee services are currently managed by KB Investment Trust Management, which is a subsidiary owned 80% by us and 20% by ING Insurance International N.V.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for money trusts, which are trusts the assets of which we generally have broad discretion in investing. We receive fees for our trust account management services consisting of (1) basic fees that are based upon a percentage of the net asset value of the assets under management and (2) performance fees that are based upon the performance of the trust account operation. In 2002, our basic fees ranged from 0.4% to 2.0% of total assets under management depending on the type of trust account product. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 22 types of money trusts. The money trusts we manage are generally trusts with a fixed life, which allow investors to share in the performance of the investments of the trust in proportion to the amount of their investment in the trust. Certain of our money trusts also make periodic distributions of dividend.

Under Korean law, the assets of our trust accounts are segregated from our banking account assets and are not available to satisfy the claims of any of our potential creditors. We are, however, permitted to deposit surplus funds generated by trust assets into our banking accounts.

As of December 31, 2002, the total balance of our money trusts (under Korean GAAP) was (Won)15,356 billion. Except for specified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers, typically corporations, which direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we historically have not consolidated money trust accounts in our financial statements or recognized the acquisition of such accounts in accordance with the purchase method of accounting due to the fact that these are not our assets but customer assets. As more fully discussed in Note 11 to our financial statements, however, it is likely that for future periods we will consolidate money trusts for which we guarantee the principal amount invested (as described below).

	As of December 31,
	2000 (1)		2001		2002
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	77	(Won)	3	(Won)	1
Principal guaranteed trusts		2,258		5,394		3,696
Performance trusts		18,014		14,343		11,659

Total	(Won)	20,349	(Won)	19,740	(Won)	15,356

(1)	Amounts have been restated to reflect the consolidation of trust accounts of the former Kookmin Bank and H&CB according to guidelines by the Financial Supervisory Commission.

The balance of our money trusts decreased 22.2% between December 31, 2001 and December 31, 2002. This decrease resulted from a number of factors that made investing in trust accounts less attractive, such as increased competition, continued low yields and increased fluctuations in bond interest rates.

As of December 31, 2002, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2002, under Korean GAAP, our trust accounts had invested in securities in the aggregate amount of (Won)14,826 billion, of which (Won)14,046 billion was debt securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2002, under Korean GAAP, our trust accounts had made loans in the principal amount of (Won)575 billion (excluding loans from the trust accounts to our banking accounts of (Won)443 billion), which accounted for approximately 3.7% of our money trust assets. Because we act as trustee, loans by money trusts are made at our discretion and are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2002, 95.7% of the amount of loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust companies. On a Korean GAAP basis, as of December 31, 2002, equity securities in our money trust accounts amounted to (Won)780 billion, which accounted for approximately 4.9% of our total money trust assets. Of this amount, (Won)679 billion was from specified money trusts and (Won)101 billion was from money trusts over which we have investment discretion.

For some of the money trusts we manage, we have guaranteed the principal amount of an investor’s investment as well as a fixed rate of interest. As a result of changes in the Financial Supervisory Commission regulations on January 1, 1996 and 1999, we can no longer offer new money trusts where we guarantee both the principal amount and a fixed rate of interest. On a Korean GAAP basis, as of December 31, 2002, the balance of the money trusts for which we guaranteed both the principal and interest was (Won)1 billion, most of which had a maturity of one year or less.

We currently continue to offer pension-type money trusts that provide a guarantee of the principal amount of an investor’s investment. On a Korean GAAP basis, as of December 31, 2002, the balance of the money trusts for which we guaranteed only the principal was (Won)3,696 billion. In addition, following recent statements by the Korean government, we expect that we may no longer be permitted to offer trust products where we guarantee the principal amount of an investor’s investment. Accordingly, we are phasing out these products.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. In 2000 and 2001, we made payments from our banking accounts to cover shortfalls in our guaranteed return trusts of (Won)236 billion and (Won)31 billion, respectively. In 2002, we made no such payments. On a Korean GAAP basis, after these payments from our banking accounts to guaranteed trust accounts, we derived net trust fees with regard to trust account management services (including those fees related to property trust management services) of (Won)113 billion in 2000, (Won)203 billion in 2001 and (Won)319 billion in 2002.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include movable property such as artwork. Under these arrangements, we render escrow or custodial services for the property in question and collect fee income in return.

In 2002, our property trust fees ranged from 0.005% to 0.1% of total assets under management depending on the type of trust account product. Although the aggregate balance of our money trusts has been declining, the aggregate balance of our property trusts has been increasing. As of December 31, 2002, the aggregate balance of our property trusts increased to (Won)26,853 billion, compared to (Won)12,560 billion in 2001.

The property trusts are not consolidated within our U.S. GAAP financial statements.

Management of the National Housing Fund

We manage the operations of the National Housing Fund. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2002, the National Housing Fund accounted for 48% of the total amount of housing loans in Korea. The activities of the National Housing Fund are funded by loans from the Korean government, the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, subscription savings deposits held at the National Housing Fund and the sale of lottery tickets.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened, the number of National Housing Fund bonds issued or redeemed and the number of National Housing Fund lottery tickets we sell to raise funds for the National Housing Fund during each month. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units during each month. The management fee is based on the number of outstanding accounts at the end of each month and the number of overdue loans owed to the National Housing Fund at the end of each month. In 2002, we received total fees of (Won)198 billion for managing the National Housing Fund, which accounted for 14.7% of our fee and commission income in 2002. In November and December 2001, we received total management fees of (Won)33 billion, which accounted for 2.3% of our total fee and commission revenue during 2001. In the ten months ended October 31, 2001, H&CB received total management fees of (Won)149 billion. In 2000, H&CB received total management fees of (Won)158 billion.

In connection with our management of the National Housing Fund, we also manage the National Housing Fund’s three lotteries. The lotteries are used to raise funds for the National Housing Fund. There is a weekly drawing lottery, an instant lottery, which uses scratch cards, and a multiple drawing lottery in which the prize money is rolled into the next drawing twice if there is no winner. The lotteries have cash prizes and are self-funded. In 2001, an average of (Won)18 billion worth of lottery tickets were sold each month. For 2002, an average of (Won)25 billion worth of lottery tickets were sold each month. In December 2002, we also combined with several government agencies to manage a new lottery called “Lotto 6/45” a portion of the proceeds of which will go to the National Housing Fund.

The financial accounting for the National Housing Fund is entirely separate from our financial accounting, and the non-performing loans and loan losses of the National Housing Fund, in general, do not impact our financial condition except in those instances described below. Regulations and guidelines for managing the National Housing Fund are issued by the Minister of Construction and Transportation pursuant to the Housing Construction Promotion Law.

The Housing Construction Promotion Law was amended in January 2000 so that the Minister of Construction and Transportation could also designate other financial institutions to manage the National Housing Fund. In addition, the Ministry of Construction and Transportation announced in September 2001 that it had formulated a plan to improve the overall management of the National Housing Fund. As part of that plan, the Ministry of Construction and Transportation announced that it intended to strengthen existing regulations to provide for liability of managers of the National Housing Fund, where they have clear responsibility for non-performing National Housing Fund loans or where losses result to the National Housing Fund due to negligent management. The Ministry of Construction and Transportation also completed a process of reviewing with outside consultants the existing management and fee structure for the National Housing Fund. As a result, on November 1, 2002, the

Ministry of Construction and Transportation designated two other financial institutions as managers, together with us, of the Fund with a view to diversify the management of the Fund. Prior to this designation, we were the sole managers of the Fund. The appointment of the two other financial institutions is for three years and is subject to renewal. The Ministry of Construction and Transportation is also planning to change the basis of calculating fees related to the National Housing Fund.

Bancassurance

On December 4, 2002, we entered an alliance with ING Bank N.V., ING Insurance International N.V. and ING Life Insurance Company, Korea, Ltd., pursuant to which ING Life Insurance Company, Korea, Ltd. would be the exclusive provider of life insurance products for our bancassurance business so long as ING Groep N.V. and its affiliates maintain a minimum shareholding in us as defined in the strategic alliance agreement. This was in anticipation of the revision by the Korean government of relevant regulations to liberalize the bancassurance market and allow non-insurance distribution channels, such as banks and other financial institutions, to offer banking and insurance products from August 2003. The Korean government, however, announced that banks and other financial institutions may not enter into an exclusive relationship with one insurance company for the provision of life insurance products. Moreover, ING Groep and its affiliates have not yet acquired the additional 6,748,887 of our common shares, which they were required to do by May 31, 2003 to maintain their minimum shareholding. We also have a right to extend this deadline to June 30, 2003 pursuant to a waiver agreement. We are currently in discussions with ING Groep N.V. regarding its potential purchase of these shares and to revise the terms of our alliance with ING Groep and ING Life Insurance Company, Korea, Ltd. with respect to the bancassurance business. In addition, in March and May 2003, we reached an understanding with Samsung Life Insurance Co. and Kyobo Life Insurance Co., two of Korea’s largest life insurance companies, to provide insurance products for KB’s bancassurance business on a non-exclusive basis.

For more details regarding our relationship with ING Groep, see “ Item 4A. History and Development of the Company—History—History of H&CB,” “Item 7A. Major Stockholders,” “Item 7B. Related Party Transactions” and “Item 10C. Material Contracts.”

Other Distribution Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions and the fee revenue of the other services provided to our retail and corporate customers, which are discussed below.

	For the year ended December 31,
	2000				2001				2002
	Kookmin Bank		H&CB		Kookmin Bank		H&CB		Kookmin Bank
Phone banking:
Number of users (1)		1,673,141		1,574,198		2,241,987		1,908,576		1,696,587
Number of transaction (thousands)		128,693		39,007		188,748		59,825		338,616
Fee revenue (in millions of Won)	(Won)	5,720	(Won)	3,102	(Won)	6,080	(Won)	3,468	(Won)	11,817
Internet banking:
Number of users (2)		1,265,406		494,262		1,667,324		856,658		2,733,802
Number of transactions (thousands)		53,364		12,677		173,099		66,028		271,419
Fee revenue (in millions of Won)	(Won)	1,545	(Won)	493	(Won)	2,685	(Won)	886	(Won)	6,701

(1)	For 2000 and 2001, users were defined as any person who had ever recorded a transaction using phone banking. For 2002, users were defined as persons who had recorded a transaction within the past six months (excluding overlapping and inactive customers).
(2)	For 2000 and 2001, users were defined as any person who had ever recorded a transaction using Internet banking. For 2002, users were defined as persons who had recorded a transaction within the past 12 months (excluding overlapping and inactive customers).

Phone Banking

We launched our telephone banking services in November 1991, allowing customers to conduct a number of types of transactions by telephone. We offer a variety of services, including inter-account fund transfers, balance and transaction inquiries, credit card transaction inquiries and customer service inquiries. We also have call centers, which we primarily use to:

•	advise clients with respect to deposits, loans and credit cards and to provide our customers a way to report any emergencies with respect to their accounts;

•	allow our customers to conduct transactions with respect to their accounts, such as transfers or payments, opening or closing accounts, processing loans through automated systems, conducting credit card transactions and offering lottery-related services;

•	conduct telemarketing to our customers or potential customers to advertise products or services and to coordinate telemarketing through phone, fax or text messaging; and

•	provide automated banking services, mobile services or other services relating to affinity programs.

Internet Banking

We began to offer a variety of services over the Internet beginning in July 1999. Our goal is to consolidate our position as a market leader in on-line banking. Our Internet banking services currently include:

•	Basic Banking Services—these include all of the banking services offered through our telephone banking services, including funds transfers, balance and transaction inquiries, credit card transaction inquiries, pre-set automatic transfers and product inquiries;

•	Processing of Loan Applications—we quickly process and approve on-line loan applications;

•	Electronic Certification—we offer an electronic certification service, which permits Internet users to authenticate transactions on a confidential basis through digital signatures;

•	Mondex e-Cash—we offer the Korean banking industry’s first electronic cash system which facilitates purchases at affiliated merchants through a “smart” card that allows credit to be transferred electronically through the Internet, telephone, ATM or other digital transfer systems.

Mobile Banking

Mobile banking services allow customers to use mobile phones or PDAs (Personal Digital Assistants) to make inter-account transfers and balance and other transaction inquiries. There are currently three mobile phone service providers in Korea: SK Telecom, KT Freetel and LG Telecom, and we provide our services in association with all three.

Other Channels

In May 1989, we began providing cash management services, which included automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information. We have continued to develop our firm banking services and, as of December 31, 2002, we provided cash management services to over 3,000 large corporations and small- and medium-sized enterprises.

Competition

We compete principally with other nationwide commercial banks in Korea, but we also face competition from a number of additional sources including regional banks, development banks, specialized banks and branches of foreign banks operating in Korea and installment finance corporations for mortgage loan products. We also compete for customer funds with other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as merchant banking corporations) and life insurance companies. Competition in the domestic banking industry is generally based on the types and quality of the products and services offered, including the size and location of retail networks, the level of automation and interest rates charged and paid.

Competition has increased significantly in our traditional core businesses—retail banking, small-and medium-sized enterprise banking and credit card lending—as a result of other commercial banks reducing their exposure to large corporations in light of recent financial difficulties that they experienced. As a result, our margins on lending activities may decrease in the future.

In addition, general regulatory reforms in the Korean banking industry, accelerated by Korea’s economic difficulties since late 1997 and the Korean government’s commitments to the International Monetary Fund, have increased competition among banks and financial institutions in Korea. Among these reforms was the lifting of the regulatory restrictions on mortgage lending and housing deposit taking activities that had prevented the other commercial banks in Korea from competing directly with H&CB in providing mortgage finance products. This means that we now face broad competition in our mortgage lending activities. The increased competition in the mortgage sector has also contributed to lower margins from our mortgage lending activities. As the reform of the financial sector continues, foreign financial institutions, some with greater resources than us, have entered, and may continue to enter, the Korean market either by themselves or in partnership with existing Korean financial institutions and compete with us in providing financial and related services.

In addition, the Korean commercial banking sector is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea during the last five years, including the establishment of financial holding companies, which have reduced the number of nationwide commercial banks in Korea from 16 as of December 31, 1997, to eight banks and two financial holding companies as of December 31, 2002. Merger and acquisition activity in the Korean commercial banking sector may continue, and we intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers. In addition, some of the banks resulting from these mergers may, by virtue of the increased size, provide significantly greater competition than what exists at present.

For additional information, you should read the sections entitled “Item 3D. Risk Factors—Risks relating to competition.”

Information Technology

As a result of the merger between the former Kookmin Bank and H&CB, we completed the integration of our IT operations onto a single platform in September 2002 (based on H&CB’s platform but incorporating functionalities of the former Kookmin Bank’s platform). This system is fully integrated and provides information to all offices and branches.

Prior to our IT integration, H&CB’s system was backed up on a real time basis at a third party site, and the former Kookmin Bank system was backed up by H&CB’s system on a real time basis from June 2002. In September 2002 after completion of our IT integration, we completed the transfer of the H&CB operations to the main center and the transfer of the former Kookmin Bank operations to the back-up center. In addition, through the implementation of Parallel Sysplex, which is a new information system (also known as a “multi-host system”), we believe we are able to conduct our operations without material interruption in the event of an internal system failure. This system also enables us to process more than 1,000 transactions per second. The integrity of our electronic systems, and their ability to withstand potential catastrophic events (such as natural calamities and internal system failures), is crucial to our continuing operations. In February 2002, we developed a draft plan to create an integrated IT infrastructure and have completed the initial development of this system. We currently intend to test our disaster recovery systems quarterly, with the branch system recovery capability being tested twice a year and the headquarters system tested four times a year. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management.”

We believe that a sophisticated IT system is crucial in supporting our operations management and providing high quality customer service. Accordingly, we plan to upgrade and improve our system by taking the following initiatives:

•	developing the Next Generation Banking System, an advanced IT system designed to enhance the processing speed of our systems and make them more user-friendly by adopting component-based development technology based on Java and J2EE, which is the newest Java platform;

•	completing the introduction of a bank-wide integrated customer relationship management system including the development of an online Internet-based customer relationship management system, which are designed to provide us with comprehensive customer information, including transaction history, and thereby allow us to identify potential marketing and cross-marketing opportunities;

•	strengthening our security system by periodically consulting with security experts, centralizing control and management of the security system, researching and developing a public key encryption system and improving our firewall and virus prevention system; and

•	replacing and upgrading our IT software and equipment, including servers, CPUs, terminals, automated banking machines such as ATMs and cash dispensers and telecommunications devices.

In 2002, we spent approximately (Won)500 billion for our IT systems, which include integrating the two operations onto a single platform, and for subsequent upgrades and improvements to our integrated system. In 2003, we allocated approximately (Won)400 billion in order to continue to upgrade and improve our integrated system to achieve synergies from the merger and to develop the Next Generation Banking System. As of December 31, 2002, we employed a total of approximately 684 employees in connection with our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our banking operations and individual assets and liabilities. Data as of and for the year ended December 31, 2001 reflect the impact of the merger between the former Kookmin Bank and H&CB, effective November 1, 2001. In addition, data in these tables do not include information with respect to operations that we have classified as discontinued operations as of and for the year ended December 31, 2002 under U.S. GAAP.

Loan Portfolio

As of December 31, 2002, our total loan portfolio was (Won)145,832 billion, an increase of 20.6% from (Won)120,894 billion at December 31, 2001. As of December 31, 2002, approximately 96.6% of our total loans were Won-denominated loans. The increase in the portfolio primarily reflects increases in corporate and retail loans, including credit card accounts.

Loan Types

The following table presents loans by type for the periods indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	1998		1999		2000		2001		2002
	(in billions of Won)
Domestic
Corporate
Commercial and industrial (1)	(Won)	23,699	(Won)	24,667	(Won)	29,795	(Won)	36,113	(Won)	40,072
Construction		1,882		1,724		2,168		4,141		6,385
Lease financing		1,327		882		592		568		—
Other commercial		985		1,053		1,216		1,669		1,045
Retail
Mortgage and home equity		4,519		6,034		8,068		37,194		46,195
Other consumer		5,913		6,143		8,151		23,312		28,066
Credit cards		2,525		3,362		8,321		16,751		22,643

Total domestic		40,850		43,865		58,311		119,748		144,406

Foreign
Corporate
Commercial and industrial		1,017		1,080		1,086		1,146		1,426

Total foreign		1,017		1,080		1,086		1,146		1,426

Total gross loans	(Won)	41,867	(Won)	44,945	(Won)	59,397	(Won)	120,894	(Won)	145,832

(1)	Commercial and industrial loans include (Won)447 billion, (Won)1,832 billion, (Won)334 billion and (Won)165 billion of loans to Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 1999, 2000, 2001 and 2002, respectively.

Loan Concentrations

We limit our exposure to any single borrower to between 1% and 10% of our total Tier I and Tier II capital, depending on their rating under our credit scoring system. We also limit our exposure to any single chaebol to 20.0% of our total Tier I and Tier II capital (less any capital deductions).

Twenty Largest Exposures by Borrower

As of December 31, 2002, our twenty largest exposures totaled (Won)14,753 billion and accounted for 8.25% of our total exposures. The following table sets forth, as of December 31, 2002, our total exposures to these top twenty borrowers under Korean GAAP.

Company	Loans				Equity Securities		Debt Securities		Guarantees and acceptances		Total exposures		Amounts classified as substandard or below (1)
	Foreign currency		Won currency
	(in billions of Won)
KDIC		—		—		—	(Won)	5,352		—	(Won)	5,352		—
Bank of Korea		—		—		—		3,284		—		3,284		—
KAMCO		—		—		—		1,424		—		1,424		—
Korea Development Bank		—		—		—		566		—		566		—
KEPCO	(Won)	86		—	(Won)	7		271		—		364		—
Hanjin Shipping		151	(Won)	185		—		—	(Won)	1		337		—
Woori Bank		—		239		—		74		—		313		—
Korean Air Lines		176		117		—		10		—		303		—
Korean Land Development		43		—		—		233		—		276		—
Hana Bank		—		271		4		—		—		275		—
Hyundai Capital		85		—		—		181		—		266		—
New Airport Highway		265		—		—		—		—		265		—
Hyundai Merchant Marine		104		155		—		—		—		259	(Won)	104
Samsung Card		50		—		—		197		—		247		—
SK Corporation		40		—		—		33		162		235		—
Hyundai Motors		9		32		2		94		73		210		—
KT		57		10		9		125		1		202		—
KTF		50		—		—		133		15		198		—
Samsung Capital		90		—		—		101		—		191		—
SK Global		2		85		—		26		73		186		186

Total	(Won)	1,208	(Won)	1,094	(Won)	22	(Won)	12,104	(Won)	325	(Won)	14,753	(Won)	290

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.

As of December 31, 2002, we had total exposures of (Won)259 billion to Hyundai Merchant Marine, all of which were classified as impaired under U.S. GAAP. Beginning during the Asian financial crisis, Hyundai Merchant Marine has experienced significant financial difficulties. In connection with these difficulties, Hyundai Merchant Marine has been subject to workout and corporate restructuring procedures, under which its creditor financial institutions have provided it with significant financial assistance, including in the form of additional loans, extensions of maturities of various outstanding payment obligations, debt-equity swap transactions, guarantees of overseas borrowings and injections of additional capital.

As of December 31, 2002, we had total exposures of (Won)186 billion to SK Global, all of which were classified as impaired under U.S. GAAP. In addition, in 2002 we took an impairment charge of (Won)26 billion relating to SK Global debt securities we held. In March 2003, the principal creditor banks of SK Global commenced corporate restructuring procedures against SK Global after the company publicly announced that its financial statements had understated its debt by (Won)1.1 trillion and overstated its profits by (Won)1.5 trillion in its financial statements. This admission resulted from a government investigation of a number of SK Group companies for unlawful stock transactions and accounting fraud, as a result of which 10 directors and officers of SK Group companies were indicted. Subsequent press reports indicate that the actual liabilities of SK Global exceeded its assets by approximately (Won)4.4 trillion as of December 31, 2002 on a non-consolidated basis. The creditor banks, including us, have agreed to a temporary roll-over of approximately (Won)6.6 trillion of SK Global’s debt until June 18, 2003, subject to extension for an additional month. Upon expiration of the rollover period, the creditor banks may decide to put SK Global into corporate restructuring or may decide instead to start bankruptcy proceeding against SK Global. As of December 31, 2002, our allowance against our loans and guarantees to SK Global was (Won)80 billion, or 50% of the aggregate principal amount of our loans and guarantees to SK Global. As of May 28, 2003, we had outstanding exposure of (Won)453 billion to SK Global.

For additional details regarding our exposure to these entities see “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2002, 3.73% of our total exposure was to the thirty largest chaebols in Korea. The following table shows, as of December 31, 2002, our total exposures to the ten chaebol groups to which we have the largest exposure.

Chaebol	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as substandard or below (1)
	Won currency		Foreign currency
	(in billions of Won)
Samsung	(Won)	346	(Won)	84	(Won)	32	(Won)	367	(Won)	239	(Won)	1,068		—
HMC		133		167		38		320		310		968		—
Hanjin		413		302		—		10		1		726		—
LG		330		113		10		134		106		693		—
SK		118		107		31		112		279		647	(Won)	186
KT		116		10		10		258		16		410		—
Hyundai		116		155		—		—		—		271		104
Hanwha		221		9		4		—		27		261		—
Lotte		100		—		—		60		—		160		—
POSCO		8		—		14		121		11		154		—

Total	(Won)	1,901	(Won)	947	(Won)	139	(Won)	1,382	(Won)	989	(Won)	5,358	(Won)	290

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.

The following table shows information relating to our nine largest exposures to former Daewoo Group companies as of December 31, 2002.

Company	Loans				Equity Securities		Debt Securities		Guarantees and acceptances		Total Exposures		Amounts classified as substandard or below (1)
	Won currency		Foreign currency
	(in billions of Won)
Ssangyong Motor Company	(Won)	51	(Won)	19	(Won)	13		—	(Won)	28	(Won)	111		—
Daewoo Electronics Co., Ltd.		37		—		—		—		—		37	(Won)	37
Daewoo Shipbuilding & Marine Engineering Co. Ltd.		—		—		4		—		26		30		—
Daewoo International Corp.		—		—		1	(Won)	1		19		21		21
Daewoo Engineering & Construction Co., Ltd.		8		—		6		4		2		20		—
Daewoo Securities Co., Ltd.		—		—		14		—		—		14		—
Daewoo Heavy Industries & Machinery Ltd.		1		4		—		—		8		13		—
Daewoo Electronics Corp.		—		—		7		—		—		7		—
Daewoo Telecom Ltd.		3		—		—		3		—		6		6

Total	(Won)	100	(Won)	23	(Won)	45	(Won)	8	(Won)	83	(Won)	259	(Won)	64

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.

In August 1999, the principal creditor banks of the former Daewoo Group commenced formal workout procedures with respect to 12 member companies of the Daewoo Group, including Daewoo Corporation, Daewoo Motors, Daewoo Electronics, Daewoo Heavy Industries and Daewoo Telecom. Currently, these companies are either subject to liquidation proceedings or have been liquidated, under workouts or reorganization proceedings, have been split up into more than one company or are looking for purchasers. As of December 31, 2002, our nine largest exposures to the companies of the former Daewoo Group totaled approximately (Won)259 billion, of which 25% was classified as substandard or below. This exposure consisted of (Won)123 billion in loans outstanding, (Won)8 billion in corporate bonds and (Won)83 billion in guarantees and acceptances. See “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

The following table shows information relating to our total exposure to current and certain former Hyundai Group companies as of December 31, 2002. While certain of these companies were disaffiliated from the Hyundai Group in September 2000 following approval from the Korean Fair Trade Commission, for certain internal purposes, we continued to monitor these companies as a unified Hyundai Group as of December 31, 2002.

Company	Loans				Equity Securities		Debt Securities		Guarantees and acceptances		Total Exposures		Amounts classified as substandard or below (1)
	Won currency		Foreign currency
	(in billions of Won)
Hyundai Capital	(Won)	85		—		—	(Won)	181		—	(Won)	266		—
Hyundai Merchant Marine		104	(Won)	155		—		—		—		259	(Won)	104
Hyundai Motors		9		32	(Won)	2		94	(Won)	73		210		—
Hyundai Petrochemical Co., Ltd.		141		—		20		—		15		176		176
Kia Motors Corporation		—		94		21		2		51		168		—
Hyundai Engineering & Construction Co., Ltd.		33		—		48		42		3		126		—
INI Steel		5		7		14		—		88		114		—
HORC		10		57		—		—		—		67		—
Rotem		—		—		—		36		26		62		—
BNG Steel		31		—		—		—		30		61		—
Other(2)		15		34		1		7		86		143		—

Total	(Won)	433	(Won)	379	(Won)	106	(Won)	362	(Won)	372	(Won)	1,652	(Won)	280

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.
(2)	Others include Hyundai Heavy Industries, Hyundai Hysco, Hyundai Mobis, Hyundai Motor India, Hyundai Motor Financing, Kafrico Corp., Hyundai Logistics, Hyundai Motor Japan, Hyundai Elevator, Kia Tigers, Hyundai Daimos and Hyundai Samho Heavy Industries.

In recent years, a number of former Hyundai Group companies, including Hyundai Merchant Marine and Hyundai Petrochemical, have been experiencing financial difficulties as a result of, among other things, their liquidity positions. See “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.” In 2002, we charged off or sold all of our remaining exposures to Hynix Semiconductor, and accordingly had no exposure to that company as of December 31, 2002.

The following table shows information relating to our total exposure to current and certain SK Group companies as of December 31, 2002.

Company	Loans				Equity Securities		Debt Securities		Guarantees and acceptances		Total Exposures		Amounts classified as substandard or below (1)
	Won currency		Foreign Currency
	(in billions of Won)
SK Corporation	(Won)	40		—		—	(Won)	33	(Won)	162	(Won)	235		—
SK Global Co., Ltd.		2	(Won)	85		—		26		73		186	(Won)	186
SK Telecom Co.		20		—	(Won)	10		53		—		83		—
Walker Hill Hotels Limited		10		—		—		—		26		36		—
SK Securities Co., Ltd.		—		—		21		—		—		21		—
SK Chemicals Co., Ltd.		20		—		—		—		—		20		—
SK Teletech Co., Ltd.		—		—		—		—		12		12		—
Daehan City Gas Co., Ltd.		12		—		—		—		—		12		—
SK Shipping Co., Ltd.		—		10		—		—		—		10		—
SKC		—		4		—		—		6		10		—
Others(2)		14		8		—		—		—		22		—

Total	(Won)	118	(Won)	107	(Won)	31	(Won)	112	(Won)	279	(Won)	647	(Won)	186

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.
(2)	Others include SKC America, Iksan Energy, Pohang City Gas, SK Gas, Kumi City Gas, Chonnam City Gas, Chongju City Gas, Choongnam City Gas and SK Life Insurance.

As described above, SK Global has recently been experiencing financial difficulties as a result of the discovery of accounting irregularities. See “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

Loan Concentration by Industry

The following table shows the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2002.

Industry	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Manufacturing	(Won)	17,234	35.2%
Retail and wholesale		8,016	16.4
Hotel, leisure or transportation		5,119	10.5
Government and government agencies		165	0.3
Construction		6,385	13.1
Finance and insurance		2,122	4.3
Other		9,886	20.2

Total	(Won)	48,927	100.0%

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans, by outstanding loan amount, as of December 31, 2002.

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Commercial and industrial loans
Up to (Won)10 million	(Won)	202	0.14%
Over (Won)10 million to (Won)50 million		3,270	2.24
Over (Won)50 million to (Won)100 million		3,165	2.17
Over (Won)100 million to (Won)500 million		11,920	8.17
Over (Won)500 million to (Won)1 billion		6,075	4.17
Over (Won)1 billion to (Won)5 billion		7,860	5.39
Over (Won)5 billion to (Won)10 billion		1,987	1.36
Over (Won)10 billion to (Won)50 billion		4,242	2.91
Over (Won)50 billion to (Won)100 billion		1,351	0.93

Sub-total		40,072	27.48

Construction loans
Up to (Won)10 million		10	0.01
Over (Won)10 million to (Won)50 million		185	0.13
Over (Won)50 million to (Won)100 million		280	0.19
Over (Won)100 million to (Won)500 million		1,248	0.85
Over (Won)500 million to (Won)1 billion		676	0.46
Over (Won)1 billion to (Won)5 billion		1,717	1.18
Over (Won)5 billion to (Won)10 billion		579	0.40
Over (Won)10 billion to (Won)50 billion		1,157	0.79
Over (Won)50 billion to (Won)100 billion		85	0.06
Over (Won)100 billion		448	0.31

Sub-total		6,385	4.38

Other corporate loans
Up to (Won)10 million		11	0.01
Over (Won)10 million to (Won)50 million		118	0.08
Over (Won)50 million to (Won)100 million		114	0.08
Over (Won)100 million to (Won)500 million		319	0.22
Over (Won)500 million to (Won)1 billion		94	0.06
Over (Won)1 billion to (Won)5 billion		210	0.14
Over (Won)5 billion to (Won)10 billion		71	0.05
Over (Won)10 billion to (Won)50 billion		108	0.07

Sub-total		1,045	0.71

Credit cards
Up to (Won)10 million		15,623	10.71
Over (Won)10 million to (Won)50 million		6,755	4.63
Over (Won)50 million to (Won)100 million		136	0.10
Over (Won)100 million to (Won)500 million		20	0.01
Over (Won)500 million to (Won)1billion		7	0.01
Over (Won)1 billion to (Won)5 billion		11	0.01
Over (Won)5 billion to (Won)10 billion		91	0.06

Sub-total		22,643	15.53

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Mortgage and home equity loans
Up to (Won)10 million		2,994	2.05
Over (Won)10 million to (Won)50 million		21,878	15.00
Over (Won)50 million to (Won)100 million		12,977	8.90
Over (Won)100 million to (Won)500 million		8,059	5.53
Over (Won)500 million to (Won)1 billion		271	0.19
Over (Won)1 billion to (Won)5 billion		16	0.01

Sub-total		46,195	31.68

Other consumer loans
Up to (Won)10 million		10,985	7.53
Over (Won)10 million to (Won)50 million		10,595	7.26
Over (Won)50 million to (Won)100 million		2,060	1.41
Over (Won)100 million to (Won)500 million		3,250	2.23
Over (Won)500 million to (Won)1 billion		875	0.60
Over (Won)1 billion to (Won)5 billion		279	0.19
Over (Won)5 billion to (Won)10 billion		22	0.02
Over (Won)10 billion to (Won)50 billion		—	—

Sub-total		28,066	19.24

Foreign commercial and industrial loans
Over (Won)50 million to (Won)100 million		74	0.05
Over (Won)100 million to (Won)500 million		14	0.01
Over (Won)500 million to (Won)1 billion		30	0.02
Over (Won)1 billion to (Won)5 billion		461	0.32
Over (Won)5 billion to (Won)10 billion		253	0.17
Over (Won)10 billion to (Won)50 billion		475	0.33
Over (Won)50 billion to (Won)100 billion		119	0.08

Sub-total		1,426	0.98

Total	(Won)	145,832	100.00%

Maturity Analysis

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2002. The amounts disclosed are before deduction of allowance for loan losses.

We typically roll over our working capital loans and consumer loans (other than those payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Working capital loans may be extended on an annual basis for an aggregate term of three years and consumer loans may be extended for another term of up to 12 months for an aggregate term of ten years.

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate
Commercial and industrial	(Won)	30,855	(Won)	7,724	(Won)	1,493	(Won)	40,072
Construction		5,333		801		251		6,385
Other corporate		1,027		18		—		1,045

Total-corporate		37,215		8,543		1,744		47,502

Retail
Mortgage and home equity		6,009		34,226		5,960		46,195
Other consumer		16,964		10,548		554		28,066

Total retail		22,973		44,774		6,514		74,261

Credit cards		19,887		2,725		31		22,643

Total domestic		80,075		56,042		8,289		144,406

Foreign
Corporate
Commercial and industrial		864		363		199		1,426

Total foreign		864		363		199		1,426

Total gross loans	(Won)	80,939	(Won)	56,405	(Won)	8,488	(Won)	145,832

Interest Rate Sensitivity

The following table shows, as of December 31, 2002, the total amount of loans, which have fixed interest rates and variable or adjustable interest rates.

	(in billions of Won)
Fixed rate (1)	(Won)	30,123
Variable or adjustable rates (2)		115,709

Total gross loans	(Won)	145,832

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management for Non-Trading Activities.”

Credit Exposures to Companies in Workout, Corporate Reorganization and Composition

Workout is a voluntary procedure through which we, together with borrowers and other creditors, restructure a borrower’s credit terms. Between 1998 and 2001, we joined with other financial institutions in Korea in establishing and implementing voluntary workout procedures. On July 18, 2001, the National Assembly of Korea adopted the Corporate Restructuring Promotion Act, which became effective in September 2001 and will expire on December 31, 2005. The Corporate Restructuring Promotion Act replaced the previously established workout procedures. The Act applies to more than 420 financial institutions in Korea, which include commercial banks, insurance companies, investment trust companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower must participate in a creditors’ committee to prepare a restructuring plan. The approval of creditor financial institutions holding not less than 75% of the total debt outstanding of a borrower (as well as 75% of the total outstanding secured debt, if the restructuring plan includes debt restructuring) finalizes the borrower’s restructuring plan, including debt restructuring and provision of additional funds. Once approved, the plan is also binding on all the creditor financial institutions of the borrower. Any creditor financial institution that disagrees with the final restructuring plan approved by the creditors’ committee has the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting creditor financial institution fail to come to an agreement on the terms of purchase, a coordination committee consisting of seven experts will be set up to resolve the matter. These procedures may require us to participate in a plan that we do not agree with or may require us to sell our claims at prices that we do not believe are adequate.

Korean law also provides for corporate reorganization and composition, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, the restructuring plan is adopted at a meeting of interested parties and is subject to approval of a court. In a corporate reorganization, the management power of the company is taken over by a court-appointed receiver. Creditors must report their claims to the court and if they fail to do so, their claims are discharged at the end of the reorganization. Creditors may enforce their claims only in compliance with the reorganization plan. In composition proceedings, the management of the company retains its management power. Unreported claims are not discharged at the end of a composition plan although the creditors are required to report their claims to the court if they want to exercise their votes at the meeting of interested parties. In addition, secured creditors may enforce their security interest outside the composition proceeding unless they waive their security interest and consent to the composition plan.

Currently, all of our workout loans are managed by our corporate restructuring team. Upon approval of the workout plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions.

A portion of loans to and debt securities of corporate customers are currently in workout or restructuring. As of December 31, 2002, (Won)1,605 billion or 0.96% of our total loans and debt securities were in workout or restructuring, including (Won)848 billion of loans to and debt securities of large corporate borrowers and (Won)757 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2002, our ten largest exposures that were in workout, restructuring, composition or under court receivership.

	Loans
Company	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as substandard or below (1)
	(in billions of Won)
Hyundai Petrochemical Co., Ltd.	(Won)	141		—	(Won)	20		—	(Won)	21	(Won)	182	(Won)	161
KP Chemical Corporation		87		—		23		—		24		134		—
Hyundai Engineering & Construction Co., Ltd.		33		—		48	(Won)	42		—		123		—
Ssangyong Motor Company		51	(Won)	19		13		—		28		111		—
Woo Bang Housing & Construction Co., Ltd.		103		—		8		—		—		111		108
Ssangyong Cement Industrial Co., Ltd.		73		—		—		—		—		73		73
Kabool Ltd.		54		—		9		—		—		63		63
Newcore Co., Ltd.		47		—		—		—		—		47		47
Daewoo Electronics Co., Ltd.		37		—		—		—		—		37		37
Samyang Foods Co., Ltd.		20		—		—		—		—		20		—

Total	(Won)	646	(Won)	19	(Won)	121	(Won)	42	(Won)	73	(Won)	901	(Won)	489

(1)	Classification is based primarily on the Financial Supervisory Commission’s asset classification criteria.

Provisioning Policy

We base our provisioning on the following loan classifications that classify corporate and consumer loans, with the exception of credit card receivables which are classified based on the number of days past due, as required by the Financial Supervisory Commission:

Loan Classification	Loan Characteristics
Normal	Loans made to customers whose financial position, future cash flows and nature of business are deemed financially sound. No problems in recoverability are expected.

Precautionary	Loans made to customers whose financial position, future cash flows and nature of business show potential weakness, although there is no immediate risk of non-repayment.

Substandard	Loans to customers whose adverse financial position, future cash flows and nature of business have a direct effect on the repayment of the loan.

Doubtful	Loans to customers whose financial position, future cash flows and nature of business are so weak that significant risk exists in the recoverability of the loan to the extent the outstanding amount exceeds any collateral pledged.

Estimated Loss	Loans where write-off is unavoidable.

We consider the following corporate loans to be impaired loans:

•	loans classified as “substandard” or below according to the Financial Supervisory Commission’s asset classification guidelines;

•	loans that are over 30 days past due;

•	loans to companies that have received a warning from the Korea Federation of Banks indicating that the company has exhibited difficulties in making timely payments of principal and interest; and

•	loans, which are “troubled debt restructurings” as defined under U.S. GAAP.

We establish specific loan loss allowances for corporate loans based on whether a particular loan is identified as impaired or not. Specific loan loss allowances are established for impaired loans, in general, by discounting the estimated future cash flow (both principal and interest) we expect to receive on a particular loan. Where the entire impaired loan or a portion of the impaired loan is secured by collateral or a guarantee, the fair value of the collateral or the guarantee payment is considered in establishing the level of the allowance. Alternatively, for impaired loans that are considered collateral dependent, the amount of impairment is determined by reference to the fair value of the collateral. In addition, for certain foreign corporate loans which are considered impaired, the fair value is determined by reference to observable market prices, when available. We also establish allowances for losses for corporate loans that have not been individually identified as impaired. These allowances are based on historical migration and loss information.

The following table sets out, at the dates indicated, the percentage of our loan loss allowances that may be allocated to impaired corporate loans based on their loan classification.

	As of December 31,
	2000	2001	2002
	(percentages)
Normal	3.4%	3.4%	3.2%
Precautionary	6.2	14.2	12.7
Substandard	26.6	29.4	27.8
Doubtful	75.3	78.6	69.1
Estimated loss	86.7	93.5	91.8

For consumer loans, we establish loan loss allowances based on historical performance, previous loan loss history and charge-off information. Additional factors that management considers when establishing reserves for homogeneous pools of consumer loans include, but are not limited to, global and local economic events, delinquencies and changes in underwriting and credit monitoring policies.

The actual amount of incurred credit losses may vary from loss estimates due to changing economic conditions or changes in industry or geographic concentrations. We have procedures in place to monitor differences between estimated and actual incurred credit losses, which include detailed periodic assessments by senior management of both individual loans and credit portfolios and the use of models to estimate incurred credit losses in those portfolios.

Management regularly evaluates the adequacy of the overall allowance for credit losses and we believe that the allowance for credit losses reflects management’s best estimate of probable credit losses as of each balance sheet date.

    Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated.

As of December 31,	Normal Amount		%	Amount past due 1-3 months		%	Amount past due 3-6 months		%	Amount past due more than 6 months		%	Total Amount

	(in billions of Won, except percentages)
2000	(Won)	55,992	94.3%	(Won)	1,579	2.7%	(Won)	1,016	1.7%	(Won)	810	1.4%	(Won)	59,397
2001		113,778	94.1		3,740	3.1		961	0.8		2,415	2.0		120,894
2002		138,527	95.0		3,392	2.3		1,862	1.3		2,051	1.4		145,832

Non-Accrual Loans and Past Due Accruing Loans

We generally place loans on non-accrual status when payments of interest and/or principal become past due by one day. We no longer recognize interest on these loans from the date the loan is placed on non-accrual status. We reclassify loans as accruing when interest and principal payments are up-to-date and future payments of principal and interest are reasonably assured. We generally do not recognize interest income on non-accrual loans unless collected.

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2002, we would have recorded gross interest income of (Won)1,033 billion compared to (Won)1,182 billion for the year ended December 31, 2001 and (Won)549 billion for the year ended December 31, 2000 on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2000, 2001 and 2002 was (Won)296 billion, (Won)525 billion and (Won)532 billion, respectively.

The category “accruing but past due one day” includes loans which are still accruing interest but on which principal or interest payments are contractually past due one day or more. We continue to accrue interest on loans that are fully secured by cash on deposit or on which there are financial guarantees from the government, Korea Deposit Insurance Corporation or certain financial institutions.

The following table shows, at the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due one day or more.

	As of December 31,
	2000		2001		2002
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	2,414	(Won)	3,976	(Won)	2,578
Consumer		1,734		4,691		9,756

Sub-total		4,148		8,667		12,334

Accruing loans which are contractually past due one day or more as to principal or interest (1)
Corporate		68		106		268
Consumer		—		1,471		2,689

Sub-total		68		1,577		2,957

Total	(Won)	4,216	(Won)	10,244	(Won)	15,291

(1)	Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)10 billion of corporate loans, (Won)27 billion of corporate loans and (Won)82 billion of corporate loans as of December 31, 2000, 2001 and 2002, respectively.

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans, which are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2000		2001		2002
	(in billions of Won)
Loans, which are classified as “troubled debt restructurings”	(Won)	2,691	(Won)	2,206	(Won)	1,662

For 2002, interest income that would have been recorded under the original contract terms of restructured loans amounted to (Won)223 billion, out of which (Won)134 billion was reflected as interest income during 2002.

Potential Problem Loans

As of December 31, 2002, we had (Won)1,862 billion of loans which were current as to payment of principal and interest but where there existed serious doubt as to the ability of the borrower to comply with repayment terms in the near future. These amounts were classified as impaired and included as such in our calculation of loan loss allowance under U.S. GAAP.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2002, we had debt securities with an amortized cost of (Won)79 billion and a market value of (Won)93 billion on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans greater than 90 days past due. These loans are generally rated “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Provisioning Policy” above.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio.

	As of December 31,
	2000		2001		2002
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	1,762	(Won)	3,376	(Won)	3,912
As a percentage of total loans		3.0%		2.8%		2.7%

The above table does not reflect the amount of loans classified as substandard or below that we or any of our predecessor operations sold to Korea Asset Management Corporation in connection with a government program to assist the Korean banking industry and other parties.

We have also issued securities backed by non-performing loans and collateralized bond obligations. Some of these transactions involved transfers of loans through securitizations where control of the loans has not been surrendered and, therefore, are not treated as sale transactions. Instead, the assets remain on our balance sheet with the securitization proceeds treated as secured borrowings.

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower.

	As of December 31,
	2000			2001			2002
	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,160	65.8%	(Won)	1,487	44.0%	(Won)	1,284	32.8%
Construction		142	8.0		402	11.9		403	10.3
Lease financing		116	6.6		20	0.6		—	—
Other corporate		17	1.0		89	2.6		23	0.6

Total corporate		1,435	81.4		1,998	59.1		1,710	43.7

Retail
Mortgage and home equity		86	4.9		614	18.2		699	17.9
Other consumer		80	4.5		432	12.8		577	14.8

Total retail		166	9.4		1,046	31.0		1,276	32.7

Credit cards		98	5.6		218	6.5		905	23.1

Total domestic		1,699	96.4		3,262	96.6		3,891	99.5

Foreign
Corporate
Commercial and industrial		63	3.6		114	3.4		21	0.5

Total foreign		63	3.6		114	3.4		21	0.5

Total non-performing loan	(Won)	1,762	100.0%	(Won)	3,376	100.0%	(Won)	3,912	100.0%

Top Twenty Non-Performing Loans

As of December 31, 2002, our twenty largest non-performing loans accounted for 18.41% of our total non-performing loan portfolio. The following table shows, as of December 31, 2002, certain information regarding our twenty largest non-performing loans.

	Industry	Gross principal outstanding		Allowance for loan losses
	(in billions of Won)
Borrower A	Retail, wholesale	(Won)	31		—
Borrower B	Retail, wholesale		19	(Won)	6
Borrower C	Manufacturing		16		5
Borrower D	Construction		15		15
Borrower E	Construction		14		6
Borrower F	Construction		14		6
Borrower G	Manufacturing		10		4
Borrower H	Other		9		1
Borrower I	Manufacturing		8		—
Borrower J	Other		8		1
Borrower K	Construction		7		—
Borrower L	Construction		7		1
Borrower M	Construction		7		—
Borrower N	Construction		6		2
Borrower O	Hotel, leisure		6		1
Borrower P	Manufacturing		6		2
Borrower Q	Manufacturing		5		1
Borrower R	Finance		5		4
Borrower S	Construction		5		—
Borrower T	Manufacturing		5		5

Total		(Won)	203	(Won)	60

Non-Performing Loan Strategy

One of our primary objectives is to prevent our loans from becoming non-performing. Through our corporate credit rating systems, we believe that we have reduced our risks relating to future non-performing loans. Our credit rating systems are designed to prevent our loan officers from extending new loans to borrowers with high credit risks based on the borrower’s credit rating. Our early warning system is designed to bring any sudden increase in a borrower’s credit risk to the attention of our loan officers, who then closely monitor such loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Review and Monitoring.”

Notwithstanding the above, if a loan becomes non-performing, an officer at the branch level responsible for monitoring non-performing loans will commence a due diligence review of the borrower’s assets, send a notice either demanding payment or stating that we will take legal action and prepare for legal action.

At the same time, we also initiate our non-performing loan management process, which begins with:

•	identifying loans subject to a proposed sale by assessing the estimated losses from such sale based on the estimated recovery value of collateral, if any, for such non-performing loans;

•	identifying loans subject to charge-off based on the estimated recovery value of collateral, if any, for such non-performing loans and the estimated rate of recovery of unsecured loans; and

•	on a limited basis, identifying corporate loans subject to normalization efforts based on the cash-flow situation of the borrower.

Once the details of a non-performing loan are identified, we pursue early solutions for recovery. While the overall process is the responsibility of the Business Supporting Business Unit, actual recovery efforts on non-performing loans are handled by the Non-Performing Loan Management Team, the Workout Team or one of our regional non-performing loan management teams.

In addition, we use the services of a loan collection agency called KB Credit Information Co., Ltd. (formerly known as Kookeun Credit Information Co., Ltd.) of which we own 69.3% of the outstanding share capital and whose employees own the remaining share capital. KB Credit Information Co., Ltd. receives payments from recoveries made on charged-off loans and loans that are overdue for over six months (three months in the case of credit card loans). KB Credit Information Co., Ltd. has over 750 employees, including loan recovery experts, legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. The amount recovered was (Won)154 billion both in 2001 (which included amounts recovered prior to the merger) and 2002.

Methods for resolving non-performing loans include the following:

•	For loans in arrears for more than three months but less than six months and for loans to bankrupt companies:

•	non-performing loans are transferred from the operating branch or call center to our regional non-performing loan management centers;

•	a demand note is dispatched by mail if payment is five months past due;

•	calls and visits are made by our regional non-performing loan management staff to customers encouraging them to make payments;

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans;

•	preparations are made to use judicial means, including foreclosure and auction of the collateral; and

•	credit card loans are transferred to KB Credit Information Co. Ltd. for collection.

•	For loans in arrears for more than six months but less than one year and for loans to bankrupt companies over three months after bankruptcy:

•	for mortgage loans other than individual housing loans, foreclosure and auction proceedings are commenced;

•	for unsecured loans other than credit card loans, the loans are transferred to KB Credit Information Co. Ltd. for collection; and

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans.

•	For loans in arrears for over one year:

•	for individual housing loans, foreclosure and auction proceeding are commenced;

•	in the case of unsecured loans, the loans are treated as loan losses; and

•	charged off loans are given to KB Credit Information Co., Ltd. for collection, except for loans where the cost of collection exceeds the possible recovery or where the statute of limitations for collection has expired.

In order to promote speedy recovery on loans subject to foreclosures and litigation, our policy is to permit the branch responsible for handling these loans to transfer them to our Non-Performing Loan Management Team, to one of our regional non-performing loan management centers or to KB Credit Information Co., Ltd.

In addition to making efforts to collect on these non-performing loans, we also undertake measures to reduce the level of our non-performing loans, which include:

•	selling our non-performing loans to third parties including the Korea Asset Management Corporation; and

•	entering into asset securitization transactions with respect to our non-performing loans.

We generally expect to suffer a partial loss on loans that we sell or securitize, to the extent such sales and securitizations are recognized under U.S. GAAP as sale transactions.

Sales of Substandard or Below Loans to the Korea Asset Management Corporation

The credit quality of our loan portfolio has changed significantly as a result of sales of non-performing loans. In December 1997, in response to the financial difficulties faced by Korean financial institutions as a result of the severe economic downturn in Korea, the Korean government authorized the Korea Asset Management Corporation to purchase certain assets which were primarily classified as substandard or below from Korean financial institutions at discounted prices. The former Kookmin Bank sold primarily substandard or below loans in the net aggregate principal amount (net of related allowances for loan losses) of (Won)183 billion and (Won)708 billion in 1997 and 1998, respectively, to the Korea Asset Management Corporation; Korea Long Term Credit Bank, which merged into the former Kookmin Bank in December 1998, sold an aggregate of (Won)320 billion of substandard or below loans to the Korea Asset Management Corporation in 1997 and 1998; and H&CB sold an aggregate of (Won)341 billion of substandard or below loans to the Korea Asset Management Corporation in three transactions between 1997 and 1999. Pursuant to the terms of the sales, the Korea Asset Management Corporation can require us to repurchase any substandard or below loans we have sold to them in the event that:

•	the underlying documentation of the loan is incomplete;

•	there is a flaw in the perfection of any security interest underlying the loan; or

•	certain litigation regarding the loan is pending.

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to the Korea Asset Management Corporation if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of the Korea Asset Management Corporation to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2002, the aggregate principal amount of loans sold that are subject to such repurchase rights was (Won)47 billion. At December 31, 2002, we recorded a liability of (Won)22 billion relating to those loans, representing our estimated obligation to make repurchases under the put option.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type. The ratio represents the percentage of loans in each category to total loans.

	As of December 31,
	2000			2001			2002
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,474	61.5%	(Won)	1,830	52.2%	(Won)	1,525	29.4%
Construction		174	7.3		312	8.9		423	8.1
Lease financing		97	4.1		122	3.5		—	—
Other corporate		108	4.5		169	4.8		34	0.7

Total corporate		1,853	77.4		2,433	69.4		1,982	38.2

Retail
Mortgage and home equity		86	3.6		93	2.7		63	1.2
Other consumer		146	6.1		236	6.7		483	9.3

Total retail		232	9.7		329	9.4		546	10.5

Credit cards		115	4.8		614	17.5		2,597	50.0

Foreign (1)		194	8.1		132	3.7		70	1.3

Total allowance for loan losses	(Won)	2,394	100.0%	(Won)	3,508	100.0%	(Won)	5,195	100.0%

(1)	Consists of loans to corporations.

Our total allowance for loan losses was (Won)2,394 billion as of December 31, 2000. During 2001, the allowance for loan losses increased by (Won)1,114 billion, or 46.5%, to (Won)3,508 billion as of December 31, 2001. During 2002, the allowance for loan losses increased by (Won)1,687 billion, or 48.1%, to (Won)5,195 billion as of December 31, 2002. As of December 31, 2000, 2001 and 2002, 85.5%, 73.1% and 39.5% of our total allowance for loan losses, respectively, were in respect of our corporate loan portfolio (including all foreign loans), which reflects our assessment of the financial difficulties experienced by our corporate borrowers in connection with the economic problems in Korea, which began in mid-1997 and, in 2002, increasing delinquencies in our credit card and consumer loan portfolios.

Analysis of Allowance for Loan Losses

The following table analyzes our loan loss experience for each of the years indicated.

	Year ended December 31,
	2000		2001		2002
	(in billions of Won, except percentages)
Balance at the beginning of the period	(Won)	2,623	(Won)	2,394	(Won)	3,508
Amounts charged against income		262		1,264		3,909
Allowance relating to loans repurchased from the Korea Asset Management Corporation		26		8		6
Allowance relating to loans acquired in the merger with H&CB		—		1,279		(164)
Gross charge-offs
Domestic:
Corporate
Commercial and industrial		372		690		486
Construction		39		22		65
Lease financing		82		80		—
Other corporate		56		175		16
Retail
Mortgage and home equity		7		7		29
Other consumer		53		179		209
Credit cards		54		394		1,527
Foreign:		67		98		115

Total gross charge-offs		(730)		(1,645)		(2,447)
Recoveries:
Domestic:
Corporate
Commercial and industrial		117		74		117
Construction		8		4		2
Other corporate		2		3		29
Retail
Mortgage and home equity		26		16		9
Other consumer		11		26		53
Credit cards		47		81		155
Foreign		2		4		18

Total recoveries		213		208		383

Net charge-offs		(517)		(1,437)		(2,064)

Balance, at the end of the period	(Won)	2,394	(Won)	3,508	(Won)	5,195

Ratio of net charge-offs during the period to average loans outstanding during the period		1.0%		2.0%		1.6%

Loan Charge-Offs

Basic Principles

We attempt to minimize loans to be charged off by adhering to a sound credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans. However, if charge-offs are necessary, we charge off loans subject to our charge-off policy at an early stage in order to maximize accounting transparency, to minimize any waste of resources in managing loans which have a low probability of being collected and to reduce our non-performing loan ratio.

Loans To Be Charged Off

Loans are charged off if they are deemed to be uncollectable by falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency, bankruptcy, compulsory execution, disorganization, dissolution or the shutting down of the business of the debtor;

•	loans for which collection is not foreseeable due to the death or disappearance of the debtor;

•	loans for which expenses of collection exceed the collectable amount;

•	loans on which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards which have been overdue for more than six months;

•	payments in arrears on unsecured consumer loans which have been overdue for more than six months; or

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectable.

Procedure for Charge-off Approval

In order to charge off a loan for Korean GAAP purposes, an application for charge-off must be submitted by a branch to our Non-Performing Loan Management Team promptly, and in any event within one month, after the loan is classified as estimated loss. The relevant department or team evaluates and approves the application. Then, we must seek an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. At the same time, we refer the approval of the charge-off by the Non-Performing Loan Management Team to our Audit & Examination Department for their review of compliance with our internal procedures for charge-offs, which include consultations with the branch submitting the charge-off application. Once we receive approval from the Financial Supervisory Service, we must also obtain approval from senior executive management to charge off those loans. For U.S. GAAP purposes with respect to corporate loans, we follow a similar procedure (although we will not seek approval from the Financial Supervisory Service). With respect to unsecured retail loans, however, we follow a different procedure relating to the length of time overdue amounts have been outstanding.

Treatment of Loans Charged Off

Once loans are charged off, we classify them as charged-off loans and remove them from our balance sheet. These loans are managed based on a different set of procedures. We continue our collection efforts in respect of these loans, including through our subsidiary, KB Credit Information Co., Ltd., although loans may be charged off before we begin collection efforts in some circumstances.

If a collateralized loan is overdue for more than a year, we will petition a court to foreclose and sell the collateral through a court-supervised auction. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we will sell the collateral, net of expenses incurred from the auction.

Our U.S. GAAP financial statements include as charge-offs all unsecured consumer loans that are overdue for more than six months.

Credit-Related Commitments

We have other credit-risk concentrations that are not reflected on our balance sheet, which primarily consist of guarantees, commercial letters of credit and unused line of credit. Guarantees include guarantees for loans, debentures, trade financing arrangements and guarantees for other financings.

The following table sets forth our credit-related commitments as of the dates indicated.

	As of December 31,
	2000		2001		2002
	(in billions of Won)
Guarantees (1)	(Won)	979	(Won)	1,128	(Won)	806
Commercial letters of credit		1,017		1,328		1,244
Unused lines of credit:
Commercial (2)		13,726		23,408		23,732
Credit cards (3)		36,392		73,798		79,140
Consumer		5,350		6,968		3,775

(1)	See Note 35 of our consolidated financial statements.
(2)	The merger played a major role in an increase of overall credit-related commitments. The increase in commercial unused lines of credit as of December 31, 2001 was primarily due to an increase in unused lines of credit for general loans and liquidity support for asset securitization vehicles. The unused line of credit for general loans was (Won)4,129 billion, (Won)5,596 billion and (Won)1,499 billion as of December 31, 2000, 2001 and 2002, respectively. Liquidity for asset securitization vehicles was (Won)2,667 billion, (Won)7,434 billion and (Won)5,809 billion as of December 31, 2000, 2001 and 2002, respectively. Includes commitments to extend credit with respect to borrowings that have a maturity of more than one year, which amounted to (Won)4,261 billion as of December 31, 2002.
(3)	Relates to the unused credit card limits that may be cancelled by us at any time.

Investment Portfolio

Investment Policy

We invest in and trade Won-denominated and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain the stability and diversification of our assets;

•	maintain adequate sources of back-up liquidity to match our funding requirements; and

•	supplement income from our core lending activities.

The International Banking & Capital Market Group and the Risk Management Department supervise our investment and trading activities. In making securities investments, we take into account a number of factors, including macroeconomic trends, industry analysis and credit evaluation in determining whether to make particular investments in securities.

Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Bank Act. Under these regulations, we must limit our investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of our total Tier I and Tier II capital amount (less any capital deductions). Generally, we are also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation subject to certain exceptions. A recent amendment to the Bank Act, which became effective on July 28, 2002, contains a new provision prohibiting a bank and its trust accounts from acquiring the shares of a major shareholder (for the definition of “major shareholder,” please see “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Stockholders”) of that bank in excess of an amount equal to 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Shareholdings in Other Companies.”

The following table sets out the definitions of the primary categories of investments we hold:

Investment Category	Definition
Held to maturity securities	Held-to-maturity securities are securities for which we have the positive ability and intent to hold to maturity and are recorded at cost, adjusted for accretion or amortization of discounts and premiums. Declines in the fair value of individual held-to-maturity securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair values. Such write-downs are reflected as realized losses in our income statement.

Available-for-sale securities	Securities are classified as available-for-sale when our management intends to hold the securities for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs. Available-for-sale securities are reported at fair value with unrealized gains and losses being recorded in accumulated other comprehensive income within stockholders’ equity. Other-than-temporary declines in the fair value of available-for-sale securities below cost result in write-downs to their fair value. Such write-downs are reflected as realized losses in our income statement.

Trading securities	Trading assets include securities held in anticipation of short-term market movements. Trading securities are reported at fair value, with unrealized gains and losses being recorded in income.

We also hold limited balances of venture capital securities, non-marketable equity securities and derivative instruments.

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of December 31,
	2000				2001				2002
	Book Value		Market Value		Book Value		Market Value		Book Value		Market Value
	(in billions of Won)
Available-for-sale securities
Equity securities	(Won)	1,563	(Won)	1,563	(Won)	3,552	(Won)	3,552	(Won)	3,452	(Won)	3,452
Debt securities
Korean treasury securities and government agency securities		3,536		3,536		3,675		3,675		4,096		4,096
Debt securities issued by financial institutions		1,549		1,549		2,190		2,190		2,649		2,649
Corporate debt securities		1,363		1,363		2,620		2,620		2,068		2,068
Debt securities issued by foreign governments		32		32		29		29		20		20
Asset-backed securities		157		157		258		258		197		197
Other debt securities		81		81		—		—		—		—

Total—Available-for-sale		8,281		8,281		12,324		12,324		12,482		12,482

Held-to-maturity securities
Debt securities
Korean treasury securities and government agency securities		4,856		5,116		8,915		9,162		8,735		9,029
Debt securities issued by financial institutions		2,754		2,764		1,712		1,720		933		942
Corporate debt securities		530		545		655		671		313		341
Debt securities issued by foreign governments		99		101		53		52		49		49
Asset-backed securities		766		776		1,890		1,910		1,104		1,119

Total—Held-to-maturity		9,005		9,302		13,225		13,515		11,134		11,480

Trading securities
Equity securities		149		149		4,193		4,193		3,898		3,898
Debt securities
Korean treasury securities and government agency securities		1,755		1,755		1,229		1,229		840		840
Debt securities issued by financial institutions		537		537		910		910		784		784
Corporate debt securities		155		155		175		175		113		113
Debt securities issued by foreign governments		—		—		—		—		40		40

Total—Trading		2,596		2,596		6,507		6,507		5,675		5,675

Total securities	(Won)	19,882	(Won)	20,179	(Won)	32,056	(Won)	32,346	(Won)	29,291	(Won)	29,637

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2002.

	As of December 31, 2002
	Within 1 year		Weighted average yield (1)	Over 1 but within 5 years		Weighted average yield (1)	Over 5 but within 10 years		Weighted average yield (1)	Over 10 years		Weighted average yield (1)	Securities not due at a single maturity		Weighted average yield (1)	Total		Weighted average yield (1)
	(in billions of Won, except percentages)
Available-for-sale securities
Korean treasury securities and government agencies	(Won)	1,254	6.93%	(Won)	2,686	4.22%	(Won)	125	2.33%	(Won)	31	0.79%		—	6.55%	(Won)	4,096	4.97%
Debt securities issued by financial institutions		1,512	2.71		1,029	3.54		108	10.68		—	—		—	—		2,649	3.36
Corporate debt securities		772	6.51		1,280	5.41		3	6.66		13	6.36		—	—		2,068	5.83
Debt securities issued by foreign governments		6	10.44		14	14.95		—	—		—	—		—	—		20	13.67
Asset-backed securities		109	8.18		88	5.96			—		—	—		—	—		197	7.19

Total (2)	(Won)	3,653	5.14%	(Won)	5,097	4.44%	(Won)	236	6.20%	(Won)	44	2.42%		—	6.55%	(Won)	9,030	4.76%

Held-to-maturity securities
Korean treasury securities and government agencies	(Won)	3,748	7.89%	(Won)	4,169	5.60%	(Won)	349	5.09%		—	—	(Won)	469	8.03%	(Won)	8,735	6.69%
Debt securities issued by financial institutions		568	4.37		361	3.45		4	11.62		—	—		—	—		933	4.05
Corporate debt securities		120	7.07		181	3.67		10	5.27	(Won)	2	7.22%		—	—		313	5.05
Debt securities issued by foreign governments		26	4.14		23	4.82		—	—		—	—		—	—		49	4.46
Asset-backed securities		929	6.82		175	6.38		—	—		—	—		—	—		1,104	6.75

Total	(Won)	5,391	7.30%	(Won)	4,909	5.39%	(Won)	363	5.16%	(Won)	2	7.22%	(Won)	469	8.03%	(Won)	11,134	6.42%

Trading securities
Korean treasury securities and government agencies		—	—	(Won)	736	1.35%		—	—		—	—	(Won)	104	2.42%	(Won)	840	1.49%
Debt securities issued by financial institutions	(Won)	48	2.15%		736	1.95		—	—		—	—		—	—		784	1.96
Corporate debt securities		—	—		113	1.79		—	—		—	—		—	—		113	1.79
Asset-backed securities		—	—		40	1.39		—	—		—	—		—	—		40	1.39

Total	(Won)	48	2.15%	(Won)	1,625	1.65%		—	—		—	—	(Won)	104	2.42%	(Won)	1,777	1.71%

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities and trading securities).
(2)	As of December 31, 2002, available-for-sale securities not due at a single maturity amounted to approximately (Won)4 million.

Concentrations of Risk

As of December 31, 2002, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10.0% of our stockholders’ equity at such date, which was (Won)8,890 billion.

	Book Value		Market Value
	(in billions of Won)
Name of issuer:
Korean government	(Won)	5,297	(Won)	5,402
Korea Deposit Insurance Corporation		5,352		5,503
Bank of Korea		3,284		3,285
Korea Asset Management Corporation		1,424		1,446

Total	(Won)	15,357	(Won)	15,636

Except for the Korean government, all of these issuers are controlled by the government, and the government owns a majority equity interest in the Korea Asset Management Corporation.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term debt, short-term borrowings, including borrowings from the Bank of Korea, and call money.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and savings deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 70.7% of our total funding as of December 31, 2000, 76.3% of our total funding as of December 31, 2001 and 73.5 % of total funding as of December 31, 2002.

In addition, we acquire funding by issuing bonds. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and government-affiliated funds, including the National Housing Fund. Such borrowings are generally long-term borrowings, with maturities ranging from 1 year to 26 years.

Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2000			2001			2002
	Average balance (1)		Average rate paid	Average balance (1)		Average rate paid	Average balance (1)		Average rate paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	(Won)	1,677	—	(Won)	1,871	—	(Won)	2,934	—
Interest-bearing		345	2.32%		499	1.60%		598	0.67%
Time deposits:
Certificates		1,878	6.87		2,023	6.08		2,120	4.81
Other time deposits		26,660	7.69		33,231	7.21		66,454	4.91
Savings deposits		15,976	2.74		23,665	1.88		35,206	1.17
Mutual installment deposits (2)		4,676	8.77		7,238	7.78		12,236	6.24

Average total deposits	(Won)	51,212	5.93%	(Won)	68,527	5.16%	(Won)	119,548	3.90%

(1)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(2)	Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible for our loans while they maintain an account with us. The customer’s account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from us, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

For a description of our retail deposit products, see “—Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Retail Banking—Deposit-Taking Activities.”

Certificates of Deposit and Other Time Deposits

The following table presents the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of (Won)100 million as of December 31, 2002.

	Certificates of deposit		Other time deposits		Mutual Installment deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	1,387	(Won)	9,728	(Won)	729	(Won)	11,844
After three but within six months		1,449		4,094		228		5,771
After six but within 12 months		25		7,373		342		7,740
After 12 months		—		1,046		570		1,616

Total	(Won)	2,861	(Won)	22,241	(Won)	1,869	(Won)	26,971

A majority of our other time deposits issued by our overseas branches is in the amount of US$100,000 or more.

Long-term debt

The aggregate amount of contractual maturities of all long-term debt at December 31, 2002 was as follows:

	(in billions of Won)
Due in 2003	(Won)	4,872
Due in 2004		6,075
Due in 2005		2,569
Due in 2006		1,514
Due in 2007		969
Thereafter		4,173
Gross long-term debt		20,172
Less: Discount		(7)

Total long-term debt, net	(Won)	20,165

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	As of and for the year ended December 31,
	2000		2001		2002
	(in billions of Won, except percentages)
Call Money
Year-end balance	(Won)	581	(Won)	2,701	(Won)	306
Average balance (1)		1,214		960		1,803
Maximum balance		879		3,439		2,452
Average interest rate (2)		4.53%		4.06%		3.94%
Year-end interest rate		5.50-6.85%		0.58-5.55%		0.25-5.85%
Borrowings from the Bank of Korea (3)
Year-end balance	(Won)	860	(Won)	1,397	(Won)	709
Average balance (1)		892		1,152		1,337
Maximum balance		1,122		1,397		1,738
Average interest rate (2)		4.71%		3.30%		2.47%
Year-end interest rate		3.00-8.50%		2.50-8.00%		2.50%
Other short-term borrowings (4)
Year-end balance	(Won)	5,509	(Won)	9,415	(Won)	15,147
Average balance (1)		3,876		7,717		9,077
Maximum balance		6,740		9,415		15,147
Average interest rate (2)		7.51%		6.74%		5.38%
Year-end interest rate		5.4-9.98%		0.3-17.69%		0.02-17.69%

(1)	Average outstanding balances have been calculated using quarterly averages.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings in domestic and foreign currency, short-term secured borrowings and foreign currency debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured with the exception of borrowings from the Bank of Korea. These short-term borrowings are secured by government securities totaling (Won)2,012 billion as of December 31, 2002.

Supervision and Regulation

Legal and Regulatory Framework

The banking system in Korea is governed by the Bank Act of 1950, as amended (the “Bank Act”) and the Bank of Korea Act of 1950, as amended (the “Bank of Korea Act”). In addition, Korean banks come under the regulations and supervision of the Bank of Korea, the Bank of Korea’s Monetary Policy Committee, the Financial Supervisory Commission and its executive body, the Financial Supervisory Service.

The Bank of Korea, established in June 1950 under the Bank of Korea Act, performs the customary functions of a central bank. It seeks to contribute to the sound development of the national economy by price stabilization through establishing and implementing efficient monetary and credit policies. The Bank of Korea acts under instructions of the Monetary Policy Committee, the supreme policy-making body of the Bank of Korea.

Under the Bank of Korea Act, the Monetary Policy Committee’s primary responsibilities are to formulate monetary and credit policies and to determine the operations, management and administration of the Bank of Korea.

The Financial Supervisory Commission, established on April 1, 1998, regulates commercial banks pursuant to the Bank Act, including establishing guidelines on capital adequacy of commercial banks, and prepares regulations relating to supervision of banks. Furthermore, pursuant to the Amendment to the Government Organization Act and the Bank Act on May 24, 1999, the Financial Supervisory Commission, instead of the Ministry of Finance and Economy, now regulates market entry into the banking business.

The Financial Supervisory Service was established on January 2, 1999 as a unified body of the former Bank Supervisory Authority (the successor to the Office of Bank Supervision), the Securities Supervisory Board, the Insurance Supervisory Board and the Credit Management Fund. The Financial Supervisory Service is subject to the instructions and directives of the Financial Supervisory Commission and carries out supervision and examination of commercial banks. In particular, the Financial Supervisory Service sets requirements both for prudent control of liquidity and for capital adequacy and establishes reporting requirements within the authority delegated to it under the Financial Supervisory Commission regulations, pursuant to which banks are required to submit annual reports on financial performance and shareholdings, regular reports on management strategy and non-performing loans, including write-offs, and management of problem companies and plans for the settlement of bad loans.

Under the Bank Act, permission to commence a commercial banking business or a long-term financing business must be obtained from the Financial Supervisory Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of deposits for a period not exceeding one year or subject to the limitation established by the Financial Supervisory Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of deposits with maturities of at least one year, or the issuance of bonds or other securities. A bank wishing to enter into any business other than commercial banking and long-term financing businesses, such as the trust business, must obtain permission from the Financial Supervisory Commission. Permission to merge with any other banking institution, to liquidate, to close a banking business or to transfer all or a part of a business must also be obtained from the Financial Supervisory Commission.

If the Korean government deems our financial condition to be unsound or if we fail to meet the applicable capital adequacy ratio set forth under Korean law, the government may order:

•	capital increases or reductions;

•	stock cancellations or consolidations;

•	transfers of business;

•	sales of assets;

•	closures of branch offices;

•	mergers with other financial institutions;

•	suspensions of a part or all of business operation; or

•	assignments of contractual rights and obligations relating to financial transactions.

Principal Regulations Applicable to Banks

Capital Adequacy

The Bank Act provides for a minimum paid-in capital of (Won)100 billion in the case of nationwide banks, such as us, and (Won)25 billion in the case of regional banks.

In addition to minimum capital requirements, all banks including foreign bank branches in Korea are required to maintain a prescribed solvency position. Until March 31, 1999, a bank’s outstanding liabilities arising from guarantees and other contingent liabilities (except those specifically excluded under the Bank Act) were not permitted to exceed 20 times its equity capital amount. However, beginning on April 1, 1999, such limitation on guarantees and contingent liabilities was eliminated and, for regulatory purposes, guarantees provided by banks are counted as an extension of credit and will be regulated accordingly. See “—Financial Exposure to Any Individual Customer and Major Stockholders” below. Also, in its allocation of the net profit earned in a fiscal term, a bank is required to credit at least 10% of such profit to a legal reserve each time it pays dividends on net profits earned until such time when the reserve equals the amount of its total paid-in capital.

Under the Bank Act, the capital of a bank is divided into two categories pursuant to Bank for International Settlements standards, which were originally envisaged by the Basel Committee. Tier I capital (core capital) consists of stockholders’ equity, capital surplus, retained earnings, minority interest in consolidated subsidiaries (only for capital adequacy ratio purposes), unissued stock dividends and other securities that are eligible for Tier I capital treatment for Korean regulatory purposes. Tier II capital (supplementary capital) consists of revaluation reserves, gain on valuation of investment in securities, allowance for bad debts set aside for loans classified as “normal” or “precautionary,” perpetual subordinated debt, cumulative preferred shares and certain other subordinated debt.

All banks must meet standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with the Financial Supervisory Commission requirements that have been formulated based on Bank for International Settlements Standards. These standards were adopted by the Monetary Policy Committee and the Office of Bank Supervision (the predecessor of the Financial Supervisory Service) and became effective from the beginning of 1996. All domestic banks and foreign bank branches have to meet the requirement of at least 8% in accordance with the standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets.

The Financial Supervisory Commission amended the Regulation on the Supervision of the Banking Business in November 2002 to include a more conservative risk-weighting system on newly extended home mortgage loans. As a result, with respect to new home mortgage loans extended after November 13, 2002, Korean banks are now required to calculate a risk-weight ratio of 60% (as opposed to normal cases in which a 50% risk-weight ratio is applicable) on certain home mortgage loans if either of the following two conditions are satisfied, and a risk-weight ratio of 70% if both of the following two conditions are satisfied: (1) if the home mortgage loans are overdue for 30 consecutive days or longer as of the date of calculating the bank’s BIS capital adequacy ratio, or the total overdue dates for the past one year from the date of calculating the bank’s BIS capital adequacy ratio are 30 days or longer; and (2) the borrower’s debt ratio (i.e., total borrowed amount, including the borrowed amount provided by other financial institutions, of the borrower against the borrower’s annual income) exceeds 250%.

Under Korean GAAP, pursuant to the credit loss allowance guidelines established by the Financial Supervisory Commission, banks are generally required to maintain allowances for credit losses in respect of their outstanding loans and other credits (including confirmed guarantees and acceptances and trust account loans) in an aggregate amount covering not less than 0.5% of normal credits (excluding confirmed guarantees and acceptances), 2% of precautionary credits (excluding confirmed guarantees and acceptances), 20% of substandard credits, 50% of doubtful credits and 100% of estimated loss credits.

In April 2002, the Financial Supervisory Service issued guidelines pursuant to which the minimum ratio of allowances for credit losses in respect of outstanding loans by banks to individuals and households was increased to 0.75% of normal credits, 5% of precautionary credits and 55% of doubtful credits, and the minimum ratio of allowances for credit losses in respect of their outstanding credit card receivables and credit card loans would be increased to 1% of normal credits, 7% of precautionary credits and 60% of doubtful credits. In addition, in October 2002, the Financial Supervisory Service issued new guidelines reflected in the Regulation on Supervision of Banking Business prescribed by the Financial Supervisory Commission in November 2002, pursuant to which the minimum ratio of allowance for credit losses in respect of their outstanding loans to individuals and households was increased to 8% of credits classified as precautionary and the minimum ratio of allowance for credit losses in respect of their outstanding credit card receivables and credit card loans would be increased to 12% of credits classified as precautionary. See “—Recent Regulations Relating to Retail Household Loans” and “—Credit Card Business” below.

Liquidity

All banks are required to match the maturities of their assets and liabilities in accordance with the Bank Act in order to ensure adequate liquidity. Banks may not invest in excess of an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a remaining to maturity of over three years. However, this stipulation does not apply to government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea.

In 1999, the Financial Supervisory Commission adopted a new requirement to ascertain a bank’s liquidity. Starting from January 1, 1999, the Financial Supervisory Commission requires each Korean bank to maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100% and to make quarterly reports to the Financial Supervisory Service. The Financial Supervisory Commission also requires each Korean bank to (1) maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 80%, (2) maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign currency assets of not less than 0% and (3) maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign currency assets, of not less than negative 10%. The Financial Supervisory Commission also requires each Korean bank to submit monthly reports with respect to maintenance of these ratios.

The Monetary Policy Committee is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is 5.0% of average balances for Won currency demand deposits outstanding, 1.0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding and 2.0% of average balances for Won currency time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding. For foreign currency deposit liabilities, a 2.0% minimum reserve ratio is applied to savings deposits outstanding and a 5% minimum reserve ratio is applied to demand deposits, while a 1.0% minimum reserve ratio is applied for offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Financial Exposure to Any Individual Customer and Major Stockholders

Under the Bank Act, the sum of a bank’s large exposures, that is, the total sum of its credits to single individuals, juridical persons or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions), must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions), subject to certain exceptions. Subject to certain exceptions, no bank is permitted to extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and such other transactions which directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or juridical person, and no bank may grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act.

Pursuant to a recent amendment to the Bank Act, which became effective on July 28, 2002, the restrictions on extending credits to a major shareholder have been amended. The definition of a “major shareholder” is as follows:

•	a shareholder holding (together with persons who have a “special relationship” with such shareholder as defined in the Enforcement Decree of the Bank Act) in excess of 10% (or in the case of regional banks, 15%) in the aggregate of the bank’s total issued voting shares; or

•	a shareholder holding (together with persons who have a special relationship with such shareholder) more than 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares relating to the shareholding restrictions on non-financial group companies, which include:

(1) any same shareholder group with the aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all members that are company of such group;

(2) any same shareholder group with aggregate assets of all non-financial companies belonging to such group of not less than (Won)2 trillion; or

(3) any mutual fund in which a same shareholder group identified in (1) or (2) above, owns more than 4% of the total shares issued and outstanding),

where such shareholder is the largest shareholder or is able to actually control the major business affairs of the bank, for example, through appointment and dismissal of the chief executive officer or of the majority of the executives.

According to such amendment, banks are prohibited from extending credits in the amount greater than the lesser of (1) 25% of the sum of such bank’s Tier I and Tier II capital (less any capital deductions) or (2) the relevant major shareholder’s shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions) to a major shareholder (together with persons who have a special relationship with such major shareholder). Also, no bank is allowed to grant credit to all of its major shareholders in excess of 25% of its Tier I and Tier II capital (less any capital deductions).

Interest Rates

Korean banks depend on the acceptance of deposits as their primary source of funds. There are no legal controls on interest rates on loans in Korea. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee of the Bank of Korea. Under the government’s Financial Reform Plan issued in May 1993, however, controls on deposit interest rates in Korea have been gradually reduced. Restrictions were removed in stages with respect to interest rates on most time deposits and savings deposits in 1994 and 1995. In July 1997, restrictions on all interest rates, except demand deposits, were removed. As a result of the government’s deregulation program, the interest income generated by our loan portfolio and the interest expense resulting from deposits are determined to a greater extent than in the past by market interest rates and the Bank of Korea monetary policy, including deposit reserve requirements. Deregulation of interest rates on deposits has increased competition for deposits based on interest rates offered and therefore may increase our interest expense. In connection with interest rate deregulation for demand deposits, on January 9, 2003, the Bank of Korea announced that, as one of its proposed monetary policy objectives for 2003, it is contemplating completing the final phase of interest rate deregulation measures. The Bank of Korea has been moving to deregulate this market since 1991. Among other things, the Bank of Korea announced that it would consider removing interest rate restrictions applicable to demand deposits. This would include, for example, lifting the 1% per annum deposit interest rate ceiling applicable to passbook accounts and demand deposits offered by commercial banks, which had been imposed to protect banks from excessive competition. The Bank of Korea has not, however, indicated when the proposed deregulation will be implemented. See “Item 3D. Risk Factors—Risk relating to competition—Intense competition for deposits following the deregulation of interest rate restrictions on demand deposits may lead to a loss of our deposit customers or an increase in our funding costs.”

Lending to Small- and Medium-Sized Enterprises

In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks are required to extend to small- and medium-sized enterprises a certain, minimum percentage of any monthly increase in their Won currency lending. Currently, this minimum percentage is 45% in the case of nationwide banks and 60% in the case of regional banks. If a bank does not comply with the foregoing, all or a portion of the Bank of Korea funds provided to that bank in support of loans to small- and medium-sized enterprises may have to be prepaid to the Bank of Korea or the credit limit from the Bank of Korea for that bank may be decreased.

Disclosure of Management Performance

For the purpose of reinforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Supervisory Service requires commercial banks to disclose the following matters:

(1)  unprofitable loans (as defined by the Financial Supervisory Service) made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits) except where the loan exposure to a single business group is not more than (Won)4 billion;

(2)  any financial incident involving embezzlement, malfeasance or misappropriation of funds the amount of which exceeds 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) occurs, unless the bank has lost or expects to lose not more than (Won)1 billion as a result thereof, or the Governor of the Financial Supervisory Service has made a public announcement regarding such an occurrence; and

(3)  any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month except where the loss is not more than (Won)1 billion.

Restrictions on Lending

According to the Bank Act, commercial banks are prohibited from making any of the following categories of loans:

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly on the pledge of a bank’s own shares, or on the pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans made directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•	loans made directly or indirectly to finance political campaigns and other activities;

•	loans made to any of the bank’s officers or employees other than petty loans of up to (1) (Won)20 million in the case of a general loan, (2) (Won)50 million in the case of a general loan plus a housing loan, or (3) (Won)60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) provided on the pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; and

•	loans made to any officers or employees of a subsidiary corporation of the bank other than petty loans of up to (Won)20 million in the case of a general loan or (Won)50 million in the aggregate in the case of general and housing loans.

Recent Regulations Relating to Retail Household Loans

The Financial Supervisory Commission has recently implemented or proposed implementing a number of changes to the mechanisms by which we evaluate and report our retail household loan balances. As a result of the rapid increase in retail household loans and increased credit risks relating thereto, the Financial Supervisory Commission increased the minimum provisioning requirements under Korean GAAP for retail household loans in 2002, as set forth in the following table.

Asset Quality Classification	Provisioning Ratio on Retail Loans
	Before May 1, 2002	After May 1, 2002	After October 14, 2002
Normal	0.5% or above	0.75% or above	0.75% or above
Precautionary	2.0% or above	5.0% or above	8.0% or above
Substandard	20.0% or above	20.0% or above	20.0% or above
Doubtful	50.0% or above	55.0% or above	55.0% or above
Estimated loss	100.0%	100.0%	100.0%

In addition, due to a rapid increase in loans secured by homes and other forms of housing, the Financial Supervisory Commission and the Financial Supervisory Service have implemented certain regulations that are designed to reduce the increase of such loans. Effective from the third quarter of 2002, minimum provisioning requirements under Korean GAAP for new loans secured by housing located in the areas of wide-spread real property speculation with respect to the portion the new loan that exceeds the loan-to-value ratio of 60% have been raised to 1.0% as compared to 0.75% for normal loans and to 10.0% as compared to 5.0% for precautionary loans. Further, effective from the fourth quarter of 2002, the Financial Supervisory Commission and the Financial Supervisory Service raised the minimum provisioning requirements under Korean GAAP for household loans classified as precautionary from 5.0% to 8.0%.

Subsequently, in an effort to curtail extension of new or refinanced loans secured by housing, the Financial Supervisory Commission and the Financial Supervisory Service:

•	have reduced the average loan-to-value ratio (the aggregate principal amount of credit over the approval value of collateral) of Korean commercial banks with respect to new loans secured by housing located nationwide to below 60%;

•	increased risk-weights for loans secured by housing meeting certain criteria in connection with the capital adequacy calculation for commercial banks.

In November 2002, the Financial Supervisory Commission and the Financial Supervisory Service issued guidelines to:

•	require Korean commercial banks to implement stronger internal control systems and stricter credit review and approval policies with respect to loans secured by housing;

•	introduce sharing of information on multiple housing loans to a single borrower within the financial industry;

•	require Korean commercial banks to appoint two to three qualified market value appraisal institutions and to use the lowest of the appraisal valuations; and

•	suppress the use of incentive-based systems by Korean commercial banks.

See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio—Government regulation of our retail lending operations has increased significantly.”

Restrictions on Investments in Property

A bank may possess real estate property only to the extent necessary for the conduct of its business, and the aggregate value of that real estate property must not exceed 60% of the sum of its Tier I and Tier II capital (less any capital deductions). Any property acquired by a bank (1) through the exercise of its rights as a secured party or (2) the acquisition of which is prohibited by the Bank Act must be disposed of within one year, subject to certain exceptions.

Restrictions on Shareholdings in Other Companies

Under the amended Bank Act, which became effective on July 28, 2002, restrictions against banks owning shares in other banking institutions have been abolished. In principle, however, a bank may not own more than 15% of shares outstanding with voting rights of another company, except, among other reasons, (1) where the company issuing such shares is engaged in category of financial businesses set forth by the Financial Supervisory Commission or where the acquisition of shares by the bank is necessary for the corporate restructuring of the issuer and is approved by the Financial Supervisory Commission and (2) where the total investment in companies in which the bank owns more than 15% of the outstanding share with voting rights does not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions) or where the acquisition satisfies the requirements determined by the Financial Supervisory Commission.

According to a recent amendment to the Bank Act, which became effective on July 28, 2002, a bank using its bank accounts and its trust accounts is not permitted to acquire the shares issued by a major shareholder of such bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the recent amendment to the Bank Act, which became effective on July 28, 2002, subject to certain exceptions, a single shareholder and persons who stand in a “special relationship” with that shareholder (as described in the Enforcement Decree to the Bank Act) may acquire beneficial ownership of up to 10% of a nationwide bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. However, if a single shareholder and persons who stand in a special relationship with that shareholder acquire more than 4% of the beneficial ownership of a nationwide bank’s total issued and outstanding shares with voting rights, they must report their shareholding to the Financial Supervisory Commission. The government, the Korea Deposit Insurance Corporation and bank holding companies qualifying under the Financial Holding Company Act are not subject to such ceilings. However, non-financial group companies (i.e., (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all members that are corporations of such group, (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than (Won)2 trillion or (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding) may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% of such bank’s outstanding voting shares, although such a company may acquire beneficial ownership of:

(a)  up to 10% of a nationwide bank’s outstanding voting shares, with the approval of the Financial Supervisory Commission and under the condition that the non-financial group company will not exercise voting rights in respect of such shares in excess of the 4% limit; and

(b)  in the event that a foreigner, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, up to 10% of such bank’s outstanding voting shares without the approval of the Financial Supervisory Commission, and in excess of 10%, 25% or 33% of such bank’s outstanding voting shares with the approval of the Financial Supervisory Commission, up to the number of shares owned by such foreigner.

In addition, any person (whether a Korean national or a foreigner), with the exception of non-financial group companies described above, may acquire in excess of 10% of a nationwide bank’s total voting shares issued and outstanding, so long as an approval from the Financial Supervisory Commission is obtained in instances where the total holding exceeds 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding.

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits (“insurable deposits”) of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act, including us, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium, which we are required to pay quarterly, is equal to 0.1% of insurable deposits in any given year. In addition to this amount, from 2003 we are also required to pay to the Korea Deposit Insurance Corporation a special contribution on a quarterly basis equal to 0.1% of insurable deposits in any given year. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. Under current rules, the Korea Deposit Insurance Corporation insures only up to a total of (Won)50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. However, the maximum limit of (Won)50 million is not applicable to interest-free settlement accounts (for example, a checking account) during the period from January 1, 2001 to December 31, 2003.

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Regulations, a bank’s net overbought and oversold positions are each limited to 20% of the stockholders’ equity as of the end of the prior month.

Credit Card Business

To enter the credit card business, a bank must register with the Financial Supervisory Commission, and a credit card company must obtain a license from the Financial Supervisory Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act of 1997, as amended. A licensed credit card company or registered bank engaging in the credit card business is regulated by the Financial Supervisory Commission, which has the right to review the operation of those credit card companies and banks and inspect their records to ensure compliance with the provisions of the Specialized Credit Financial Business Act. The Financial Supervisory Commission has the authority to suspend the operation of banks and credit card companies for up to six months and to cancel a license or registration, as the case may be, due to non-compliance with certain regulations under the Korean Specialized Credit Financial Business Act and certain administrative orders.

The Financial Supervisory Commission has recently implemented or proposed implementing a number of changes to the mechanisms by which we evaluate and report our credit card-related loan balances. From January 2003, the Financial Supervisory Commission applied the following minimum provisioning ratios under Korean GAAP to calculate allowance for doubtful credit card accounts as follows:

Asset Classifications	Provisioning Ratio
Normal	1.0% or above
Precautionary	12.0% or above
Substandard	20.0% or above
Doubtful	60.0% or above
Estimated loss	100.0%

Effective from July 1, 2002, the Ministry of Finance and Economy revised the relevant laws applicable to credit card companies by implementing a presidential decree requiring credit card issuers to reduce their lending volumes (including cash advances and credit card loans and, from the first quarter of 2005, including for purposes of the calculation, loan-related receivables sold through asset securitization transactions) to less than 50% of their aggregate quarterly average outstanding credit card balance by the fourth quarter of 2003.

Effective from July 4, 2002, the Financial Supervisory Commission revised the regulations applicable to credit card issuers that comprise part of a bank, but which are not separate subsidiaries (such as BC Card) for the purpose of requiring such credit card issuers to:

•	retool their credit scoring system to better address the credit risks of their customers;

•	lower the interest rate on cash advances to the level of the industry’s leading credit card companies;

•	improve the member classification system so that cardholders receive more diversified credit grades;

•	impose new restrictions on credit card issuers in respect of their marketing, card issuance and collection activities;

•	increase the minimum loan loss reserve requirements applicable to credit card issuers; and

•	set credit limits for cardholders by taking into account their creditworthiness.

In addition, to further curtail increases in credit card delinquencies and deterioration of credit card asset quality, in January 2003 the Financial Supervisory Commission revised the relevant regulations applicable to credit card companies that fail to meet certain Korean GAAP capital adequacy and delinquency requirements and impose sanctions and remedial orders in three categories as follows, with effect from April 2003:

Categories	If a company:	Then the Financial Supervisory Service may:
Management Improvement Recommendations

(1) has a capital adequacy ratio of between 6% and 8%;

(2) has a substandard individual rating of “4” or below for asset soundness or capital adequacy for management performance (even though maintaining a satisfactory overall rating of “1,” “2” or “3”); or

(3) has a delinquency ratio of 10% or more and records a net loss,

•      order a reorganization of the company’s labor force;

•      order the sale or disposition of non-performing assets;

•      restrict expansion into new operations;

•      require capital reduction and new injection of capital; or

•      restrict dividend payments.

Management Improvement Request

(1) has a capital adequacy ratio of between 2% and 6%;

(2) has a substandard overall rating of “4” or below for

management performance;

(3) has a delinquency ratio of 15% or more and records a net loss;

or

(4) has not performed pursuant to the sanctions and orders promulgated by the

Management Improvement Recommendations,

In addition to the foregoing: • order a scale-down of organization; • restrict new businesses; • restrict borrowings; or • replace management of the company.

Management Improvement Order	(1) has a capital adequacy ratio of 2% or below; or (2) has not performed under the sanctions and orders under the Management Improvement Request,	In addition to the foregoing: • order a capital write-off; • suspend duties of the directors and executive officers; • order a forced merger; or • suspend the business of the company.

The Financial Supervisory Service announced its plan on November 19, 2002 requiring:

•	restructured credit card loans that were originally delinquent credit card balances to be classified as precautionary or below; and

•	credit card companies to promptly write-off outstanding credit card balances in excess of (Won)50 million which are delinquent for six months or more and classified as estimated loss.

These measures took effect on January 29, 2003.

The Ministry of Finance and Economy and the Financial Supervisory Commission adopted additional amendments to applicable laws and regulations with effect from January 2003 that increase the minimum loan loss reserve requirements applicable to credit card issuers, including by requiring reserves to be maintained on a portion of the unused cash advance limits of customers.

In March 2003, the Korean government announced a number of measures intended to support the credit card industry in light of the deteriorating liquidity position of a number of credit card companies in Korea. These include the relaxation or delay in the implementation of some of the new regulatory restrictions applicable to credit card issuers, such as restrictions on cash advance fee rates and on the level of cash advance and card loan receivables as a percentage of total receivables. In addition, the Korean government has allowed capital raising from a credit card company’s largest shareholder and has loosened regulations relating to debt offerings by credit card companies and has encouraged the sale of non-performing loans by credit card companies. However, the Financial Supervisory Commission recently announced that these relief measures are likely to be temporary.

Furthermore, the Financial Supervisory Service has announced that it will intensify the supervision and monitoring of credit card companies and launch an industry-wide investigation on all 26 credit card companies in Korea (including commercial banks with credit card operations) in 2003 for any regulatory violations and impose sanctions, including business suspensions.

See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio—Government regulation of our credit card operations has increased significantly.”

Trust Business

A bank wishing to enter into the trust business must obtain the approval of the Financial Supervisory Commission. Trust activities of banks are governed by the Trust Act and Trust Business Act. Banks engaged in the banking business and trust business are subject to certain legal and accounting procedures requirements, including the following:

(a)  under the Bank Act, assets accepted in trust by a bank in Korea must be segregated from its other assets in the accounts of such bank; accordingly, banks engaged in the banking and trust businesses must maintain two separate accounts, the “banking accounts” and the “trust accounts,” and two separate sets of records which provide details of their banking and trust businesses, respectively; and

(b)  assets comprising the trust accounts are not available to depositors or other general creditors of such bank in the event the bank is liquidated or is wound up.

With respect to each unspecified money trust account for which a bank guarantees the principal amount and a minimum yield on that amount, the bank must make a special reserve of 25% or more of fees and commissions from such trust account until the total reserve for such trust account equals 5% of the trust amount in the trust account. However, effective starting January 1, 1999, Korean banks were prohibited from offering new guaranteed fixed rate trust account products whose principal and interest are guaranteed by the bank.

In addition, a trustee bank must deposit with a court an amount equal to 0.05% of its paid-in capital each year until the aggregate amount of such court deposits reaches 10% or more of its paid-in capital. In the event that a trustee bank breaches its duty of care as a trustee and causes loss to its customers, the court deposits will be available as compensation for such loss.

Laws and Regulations Governing Other Business Activities

To enter the foreign exchange business, a bank must register with the Ministry of Finance and Economy. The foreign exchange business is governed by the Foreign Exchange Transaction Law. To enter the securities business, a bank must obtain the permission of the Financial Supervisory Commission. The securities business is governed by regulations under the Korean Securities and Exchange Act. Pursuant to the above-mentioned laws, we are permitted to engage in the foreign exchange business, securities repurchase business, governmental/public bond underwriting business and governmental bond dealing business.

Item 4C.    Organizational Structure

We are the direct or indirect parent company of a number of subsidiaries. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for 2002, on a Korean GAAP basis including contribution to our total assets, net income, operating income and stockholders’ equity.

Subsidiary	Percentage of Ownership	Total Assets		Stockholders’ Equity		Operating Income		Net Income
	(in millions of Won)
Kookmin Credit Card Co., Ltd. (1)	74.78%	(Won)	12,499,881	(Won)	148,642	(Won)	(1,020,041)	(Won)	(993,557)
Kookmin Data System Corp.	99.98		18,241		14,431		2,673		2,107
Kookmin Futures Co., Ltd.	99.98		38,792		25,117		3,730		2,685
KB Investment Co., Ltd	99.89		123,851		96,634		5,694		(3,481)
Kookmin Bank Luxembourg S.A.	100.00		466,555		(9,304)		1,769		1,718
Kookmin Finance Hong Kong Ltd.	100.00		294,413		58,899		14,187		14,187
Kookmin Bank International Ltd.	100.00		366,697		61,248		2,721		3,002
KB Investment Trust Management Co., Ltd.	80.00		60,844		57,278		23,532		15,177
KB Real Estate Trust Co., Ltd.	99.99		323,486		110,752		25,154		27,018
KB Credit Information Co., Ltd. (2)	75.67		20,700		14,745		4,749		3,868
Jooeun Industrial Co., Ltd.	99.99		292,540		(59,572)		(11,971)		(11,971)

(1)	As of December 31, 2002, our ownership in Kookmin Credit Card was reduced to 74.78%, primarily as a result of the sale of Kookmin Leasing to Sun Capital Co. on December 27, 2002.
(2)	We held 69.31% directly and Kookmin Credit Card Co., Ltd. held 3.10% and KB Investment Co., Ltd. held 3.26%.

Further information regarding our subsidiaries is provided below.

•	Kookmin Credit Card Co., Ltd. was established in September 1987 and conducts credit card operations, consumer installment financing, factoring and provision of payment guarantees. We provide a significant portion of credit card services through our national network.

•	Kookmin Data System Corp. was established in Korea in September 1991 to provide software services to us and other financial institutions.

•	Kookmin Futures Co., Ltd. was established in Korea in March 1997 to act as a broker-dealer for domestic and overseas futures transactions.

•	KB Investment Co., Ltd. was established in Korea in March 1990 to invest in and finance venture companies. KB Investment was merged with Frontier Investment Co., Ltd. and

Kookmin Venture Capital Co., Ltd. effective as of December 31, 2001 and June 27, 2002, respectively. KB Investment was formerly known as Kookmin Bank Venture Capital Co., Ltd. until May 25, 2002.

•	Kookmin Bank Luxembourg S.A. was established in Luxembourg in October 1991 to engage in financing activities in the international financial markets.

•	Kookmin Finance Hong Kong Ltd. was established in July 1995 to provide a broad range of corporate banking services.

•	Kookmin Bank International Ltd. was established in the United Kingdom in November 1991 to engage in financing activities.

•	KB Investment Trust Management Co., Ltd. was established in April 1988 as a subsidiary of Citizens Investment Trust Company to provide trust account investment services. KB Investment Trust Management was formerly known as Jooeun Investment Management Co., Ltd. until June 10, 2002.

•	KB Real Estate Trust Co., Ltd. was established in December 1996 to provide real estate brokerage service and assist small- and medium-sized construction companies by managing trusts related to the real estate industry. KB Real Estate Trust was formerly known as Jooeun Real Estate Trust Co., Ltd. until September 16, 2002.

•	KB Credit Information Co., Ltd. was established in October 1999 to collect delinquent loans and to check credit history. KB Credit Information was formerly known as Kookeun Credit Information Co., Ltd. (and prior to that was known as Jooeun Credit Information Co, Ltd.) and was merged with KM Credit Information Co., Ltd. on May 2, 2002.

•	Jooeun Industrial Co., Ltd. was established in March 1993. We commenced liquidation proceedings with respect to Jooeun Industrial on March 19, 2002.

•	Other Subsidiaries. For the year ended December 31, 2002, we derived revenues of (Won)605 billion and net income of (Won)623 billion from our remaining subsidiaries, which individually do not account for a significant amount of our business.

Item 4D.    Property, Plants and Equipment

Our registered office and corporate headquarters are located at 9-1, 2-ga, Namdaemoon-ro, Jung-Gu, Seoul 100-703, Korea. Information regarding certain of our properties in Korea is presented in the following table:

Type of Facility/Building	Location	Area (square meters)	Site (if different)
Registered office and Corporate Headquarters	9-1, 2-Ga, Namdaemoon-ro,	23,084	—
	Jung-Gu, Seoul 100-703
Headquarters building	36-3, Yoido-dong,	39,650	—
	Youngdeungpo-Gu,
	Seoul 150-758
Headquarters building	Yoido, Seoul	33,616	—
Headquarters building	Yoido, Seoul	11,372	—
Training Institute	Ilsan	12,223	207,659
Training Institute	Daechon	7,363	4,158
Training Institute	Sokcho	14,029	15,584
Training Institute	Cheonan	39,649	196,649
IT Center	Seoul	17,270	—
IT Center	Seoul	14,231	—

As of December 31, 2002, we had a countrywide network of 1,190 branches and sub-branches. Approximately one-third of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Hong Kong, Luxembourg and the United Kingdom and branches in Tokyo in Japan, Auckland in New Zealand and New York in United States. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2002 was (Won)2,121 billion.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A.    Operating Results

Overview

The following discussion is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, except for (1) the segment analyses, which are prepared based on Korean GAAP and (2) the selected financial information under Korean GAAP, which is based on our consolidated financial statements prepared in accordance with Korean GAAP. The financial information below for 2002 reflects the inclusion of the results of operations of former H&CB for the entire year, while the financial information for 2001 reflects such operations only for the two months from the date of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001.

The Korean Economy

Our financial position and recent results of operations have been and continue to be significantly impacted by financial and economic conditions in Korea. As part of the Korean government’s structural reform program, which stemmed from the economic difficulties in 1997 and 1998, there have been certain significant changes in regulations specifically affecting financial institutions, including changes in loan classification and loss provisioning guidelines, Korean GAAP, securities valuation methods and liquidity and minimum capital requirements.

From 2000 to 2002, financial and economic conditions generally improved in Korea. The general level of interest rates decreased, consumer demand for credit cards and other financial products increased, the overall level of non-performing corporate loans decreased and overall profitability increased. Nonetheless, the Korean government’s structural reforms in the corporate sector have not been fully implemented and the large corporate sector of the economy is still experiencing significant difficulties. For example, in March 2003 the principal creditor banks (including us) of SK Global, a member company of the SK Group, commenced corporate restructuring procedures against SK Global after the company publicly announced that its financial statements understated its debt by (Won)1 trillion and overstated its profits by (Won)1.5 trillion. Subsequent press reports indicate that the actual liabilities of SK Global exceeded its assets by approximately (Won)4.4 trillion as of December 31, 2002 on a non-consolidated basis. As of May 28, 2003, we had outstanding exposure of (Won)453 billion to SK Global. See “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio.”

In addition, financial institutions in Korea, including banks, credit card companies and commercial finance companies, have made significant investments and engaged in aggressive marketing in the consumer loan and credit card businesses to increase the volume of such loans, as competition in these areas in Korea has increased significantly in recent years. The rapid growth in consumer lending and credit card balances and loans has been accompanied by increasing delinquencies, loan loss provisions, non-performing loans and charge-offs. As a result of these activities and concerns regarding the high levels of consumer borrowing and credit card usage in Korea and the deterioration in the retail lending and credit card portfolios of Korean financial institutions, in 2002 the Korean government implemented various changes to the regulations governing loan loss provisioning for consumer loans and credit card receivables as well as credit card operations generally. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio” and “Item 4B. Business Overview  —Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

As a result of these unfavorable developments, as well as factors such as high oil prices, the general weakness of the global economy, the war in Iraq, heightened tensions with North Korea and the outbreak of severe acute respiratory syndrome (SARS) in Asia and other parts of the world, the economic outlook for Korea in 2003 is uncertain.

Financial Impact of the Merger

Under U.S. GAAP, we accounted for the merger under the purchase method of accounting, with the former Kookmin Bank being the acquiring entity for accounting purposes. Our results of operations for the year ended December 31, 2002 include the operations of H&CB for all of 2002, unlike the figures for our results of operations for the year ended December 31, 2001 to which these figures are compared, which include such operations only from November 1, 2001. Furthermore, the results of operations of the former Kookmin Bank for the year ended December 31, 2000 to which these figures are compared herein do not reflect any adjustment for H&CB. In addition, our assets, liabilities and stockholders’ equity at December 31, 2001 fully reflect the merger while the comparable figures of the former Kookmin Bank at December 31, 2000 to which they are compared in this annual report have not been adjusted. You should consider the following discussion and analysis with these facts in mind. See “Item 4A. History and Development of the Company” for additional information regarding the merger.

We recorded the assets and liabilities of H&CB at fair value. The total fair value of the assets we acquired was (Won)68,347 billion, and the total fair value of the liabilities we assumed was (Won)64,858 billion. We also recorded two intangible assets: one related to core deposit relationships and the other related to credit card relationships amounting to (Won)670 billion and (Won)222 billion, respectively, before the allocation of negative goodwill as discussed below. The core deposit intangible asset reflects the value of the acquired base of demand and savings deposit accounts of H&CB which we can expect to maintain for an extended period because of generally stable customer relationships. This intangible asset will be amortized in proportion to the estimated run-off of depositors on an accelerated basis over a weighted average life of approximately eight years. The credit card relationship intangible asset reflects the value of the acquired credit card relationships of H&CB. This intangible asset will be amortized on an accelerated basis over a weighted average life of approximately six years. In addition, we periodically perform an impairment review on these intangible assets when circumstances warrant such an evaluation, and any impaired amounts are written off. We performed an impairment test of the credit card intangible asset in 2002, and there was no impairment as of December 31, 2002.

For accounting purposes, the purchase price for H&CB was (Won)2,945 billion, representing the sum of the market value of our common stock issued to H&CB’s stockholders of (Won)2,897 billion (calculated based on the average of the closing prices of the former Kookmin Bank’s common stock on the Korea Stock Exchange during the period two days before and after April 23, 2001, the date of the merger agreement) and acquisition expenses of (Won)48 billion. The excess of the fair value of H&CB’s net assets amounted to (Won)544 billion and represented negative goodwill, which we allocated on a pro rata basis to premises and equipment and two intangible assets acquired.

The overall size and composition of our assets and liabilities and our income and expenses changed as a result of the merger with H&CB. In particular, within our loan portfolio, the proportion of the total outstanding balance and the total interest income related to our consumer loans, including credit card balances, has increased substantially relative to the balances of and interest income from our corporate loans. For example, consumer loans, including credit card balances, as a percentage of total loans increased from 41.3% as of December 31, 2000 to 63.9% as of December 31, 2001. This increase was in large part attributable to the merger, as a result of which we acquired (prior to deducting allowance for loan losses) (Won)21,768 billion of mortgage loans, (Won)15,100 billion of installment loans to individuals and other consumer loans and (Won)4,222 billion of credit card balances, compared to (Won)6,179 billion of commercial and industrial loans as of the acquisition date. Due to the increase in the amount and relative proportion of our consumer loans, including credit card balances, as well as in the amount of our retail deposits, resulting from the merger, our exposure to economic changes affecting the consumer sector in Korea and the relative importance of that sector to our business, results of operations and financial condition have increased significantly.

Changes in Securities Values, Exchange Rates and Interest Rates

Exchange rates, interest rates and stock prices have fluctuated significantly in Korea in recent years. These fluctuations affect, among other things, the demand for our products and services, the value and rate of return on our assets, the availability and cost of funding and the financial condition of our customers. The following table shows for the dates indicated, the stock price index of all equities listed on the Korea Stock Exchange as published in the Korea Composite Stock Price Index (known as “KOSPI”), the Won to U.S. dollar exchange rates and benchmark Won borrowing interest rates.

	Dec. 31, 1999	June 30, 2000	Dec. 31, 2000	June 30, 2001	Dec. 31, 2001	June 30, 2002	Dec. 31, 2002
KOSPI	1,028.07	821.22	504.62	595.13	693.70	742.72	627.55
(Won)/US$ exchange rates (1)	1,136	1,115	1,267	1,303	1,314	1,205	1,186
Corporate bond rates (2)	9.95%	9.37%	8.27%	7.25%	7.04%	6.59%	5.68%
Treasury bond rates (3)	9.03%	8.31%	6.70%	5.93%	5.91%	5.65%	5.10%

(1)	Noon buying rate.
(2)	Measured by the yield on three-year AA- rated corporate bonds, as rated by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds.

Critical Accounting Policies

The notes to our consolidated financial statements contain a summary of our significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies are critical to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. We discuss these critical accounting policies below.

Allowance for Loan Losses

We evaluate our loan portfolio for impairment on an ongoing basis. We have established an allowance for loan losses, which is available to absorb the losses that we estimate we will incur in our loan portfolio as of the balance sheet date. If we believe that additions to the allowance for loan losses are required, then we record provisions for loan losses, which are treated as charges against current income. Credit exposures that we deem to be uncollectable, net of recoveries of previously charged-off amounts, are charged directly against the allowance for loan losses.

We base the level of our allowance for loan losses on an evaluation of the risk characteristics of our loan portfolio. We consider factors such as historical loss experience, the financial condition of our borrowers and current economic conditions. We evaluate corporate loans and consumer loans in different ways, due to their respective characteristics, as follows:

•	We generally evaluate impaired corporate loans individually, due to the unique characteristics of the individual corporate borrowers. We establish an allowance for loan losses for each individual impaired corporate loan. As described in more detail in our consolidated financial statements, we consider a loan impaired when, after considering risk characteristics and current information and events, we believe it is probable that we will be unable to collect all amounts owed under the contractual terms of the agreement, including principal and interest. Once we have identified a loan as impaired, we value that loan either based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If resulting value is less than the carrying value of the loan, we establish a specific allowance for the difference.

•	We also establish an allowance for loan losses for corporate loans that we do not believe are impaired. This allowance is established for the aggregate pool of these loans based on our historical loss experience for these types of loans.

•	We establish an allowance for loan losses related to leases based on historical loss experience.

•	We generally evaluate consumer loans and certain smaller balance corporate loans, including mortgages and home equity loans and credit card balances, as individual pools for loan loss reserve purposes due to their homogeneous nature, and establish an allowance for loan losses relating to each pool based on historical loss experience.

Factors that we consider when establishing reserves for homogeneous pools of corporate and consumer loans include, but are not limited to, global and local economic events, delinquencies and changes in underwriting and credit monitoring policies.

We believe that the accounting estimate related to our allowance for loan losses is a “critical accounting policy” because: (1) it is highly susceptible to change from period to period because it requires us to make assumptions about future default rates and losses relating to our loan portfolio; and (2) any significant difference between our estimated loan losses (as reflected in our allowance for loan losses) and actual loan losses could require us to take additional provisions which, if significant, could have a material impact on our net income. Our assumptions about estimated losses require significant judgment because actual losses have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Our consolidated financial statements for the year ended December 31, 2002 included a total loan loss allowance of (Won)5,276 billion as of that date (including allowances with respect to guarantees and acceptances). Our total loan charge-offs, net of recoveries, amounted to (Won)2,064 billion and our provision for losses on loans, guarantees and acceptances amounted to (Won)3,885 billion in 2002.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and investments in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.

•	Trading assets and liabilities: Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading liabilities include “short” positions, which are obligations to deliver securities not yet purchased. Trading positions are carried at fair value and recorded on a trade date basis, with changes in fair value recognized in net trading revenue as they occur. Trading assets and liabilities also include derivatives and foreign exchange contracts used for trading purposes as well as those used for other than trading purposes that do not qualify for hedge accounting all of which are carried at fair value. We recognize changes in the fair value of trading derivatives and foreign exchange contracts in net trading revenue as they occur.

•	Debt and marketable equity securities: We classify our investments in debt and marketable equity securities as available-for-sale when we intend to hold the securities for an indeterminable period of time or when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. Available-for-sale securities are reported at fair value. Unrealized gains and losses are excluded from earnings and reported in a separate component of stockholders’ equity. Any other-than-temporary declines in the fair value of available-for-sale securities results in the recognition of the related loss in earnings. We carry our investments in held-to-maturity debt securities at amortized cost if we intend and have the ability to hold them to maturity. Declines in fair value of individual held-to-maturity securities below their amortized cost that are other-than-temporary result in write-downs of the securities to their fair value.

•	Nonmarketable equity securities: Some equity securities do not have readily determinable marketable values. We carry such securities at cost, with any other-than-temporary impairment recorded in earnings. The fair values of nonmarketable equity securities are based on the latest obtainable net asset value of the investees, which often reflect cost or other reference events. Any changes in the information or assumptions used in obtaining the fair values could significantly affect the fair value of these investments.

•	Investments in venture capital activities: Certain of our subsidiaries engage exclusively in venture capital activities. We carry venture capital investments at fair value with net changes in fair value recognized as noninterest income or expense. The fair values of publicly traded securities these subsidiaries hold are generally based on quoted market prices. Securities that these subsidiaries hold that are not publicly traded are originally recorded at cost, which is deemed to be fair value as of the acquisition date. Subsequent to that date we estimate fair value based on investee transactions with unaffiliated parties or based on our review of the investee’s financial results and condition. Any changes to these assumptions could significantly affect the fair values of these investments.

If available, quoted market prices provide the best indication of fair value. We determine the fair value of our securities and financial instruments using quoted market prices when available, including quotes from dealers trading those securities or instruments. If quoted market prices are not available, we determine the fair value based on pricing or valuation models, quoted prices of instruments with similar characteristics or discounted cash flows. The fair values calculated based on pricing and valuation models or the discounted cash flow analyses are subject to various assumptions used which, if changed, could significantly affect the fair values of the investments. These assumptions relate to discount rates, cash flows and certain modeling techniques, among other things.

Factors we consider in determining whether declines in value are other-than-temporary include the length of time and extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, our intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and (for domestic securities only) the state of the Korean economy. Any changes in these assumptions could significantly affect the valuation and timing of recognition of an other-than-temporary impairment.

We believe that the accounting estimates related to the fair market value of our various securities is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on factors beyond our control; and (2) any significant difference between our estimated fair value of these securities on any particular date and either their estimated fair value on a different date or the actual proceeds that we receive upon sale of these securities could result in valuation losses or losses on disposal which may have a material impact on our net income. Our assumptions about the fair market value of securities we hold, and in particular whether any decline in the value of our available-for-sale or held-to-maturity securities is temporary, require significant judgment because actual valuations have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Intangible Assets Acquired

We acquired core deposit and credit card relationship intangible assets upon our merger with H&CB. We recorded these intangible assets at their estimated fair values. The core deposit intangible asset reflects the value of the base of demand deposits and savings accounts acquired, which we can expect to maintain for an extended period because of generally stable customer relationships. The fair value of this asset was based principally upon the estimates of (1) the funding benefits that these deposits provide relative to our alternative funding sources and (2) the projected run-off of the related customer accounts. The credit card relationship intangible asset reflects the value of the credit card relationships acquired from which we expect to derive future benefits over the estimated life of such relationships. The fair value of this asset was based principally upon the estimates of (1) the profitability of the acquired accounts and (2) the projected run-off of the acquired accounts. We will amortize these intangible assets over their estimated useful lives, which range from approximately six to eight years, on an accelerated basis. Any changes to the assumptions used in determining the fair values or the estimated useful lives of such assets could significantly affect the carrying values of these intangible assets. We periodically perform an impairment review on these intangible assets when circumstances warrant such an evaluation, and any impaired amounts are written off.

We believe that the accounting estimates related to the fair market value of our acquired intangible assets is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period because they require assumptions about future run-off rates and profitability; and (2) any significant difference between our estimated run-off rates and profitability and the actual amounts could result in valuation losses which may have a material impact on our net income. Our assumptions about estimated run-off rates and profitability require significant judgment because these are newly acquired intangible assets, the values of which could fluctuate in the future, based on a variety of factors.

Results of Operations

Results of operations for each of the three years presented below do not include results for subsidiaries that we disposed of in 2002, the results of which have been eliminated from each of the prior years. These results have been aggregated as “discontinued operations” and are discussed separately. We have restated our prior year results for 2001 and 2000 in order to take into account these eliminations.

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year ended December 31,						Year ended December 31,
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won, except percentages)						(% change)
Interest and dividend income
Loans, including fees (1)	(Won)	5,180	(Won)	7,023	(Won)	11,824	35.6%	68.4%
Trading assets		179		172		112	(3.9)	(34.9)
Investment securities		1,652		1,540		1,419	(6.8)	(7.9)
Call loans and securities purchased under resale agreements		55		101		34	83.6	(66.3)
Deposits		197		59		61	(70.1)	3.4%

Total interest and dividend income		7,263		8,895		13,450	22.5	51.2

Interest expense
Deposits		3,036		3,537		4,543	16.5	28.4
Call money		55		39		71	(29.1)	82.1
Other borrowed funds		333		558		521	67.6	(6.6)
Secured borrowings		59		297		325	403.4	9.4
Long-term debt		1,022		886		1,274	(13.3)	43.8

Total interest expense		4,505		5,317		6,734	18.0	26.7

Net interest income	(Won)	2,758	(Won)	3,578	(Won)	6,716	29.7%	87.7%

Net interest margin (2)		3.68%		3.57%		4.02%

(1)	Fees primarily include annual fees on credit cards.
(2)	The ratio of net interest income to average interest earning assets. See “Item 3A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2002 to 2001

Interest and dividend income.    Interest and dividend income increased 51.2% from (Won)8,895 billion in 2001 to (Won)13,450 billion in 2002, primarily due to a 68.4% increase in interest and fees on loans. The average balance of our interest earning assets increased 66.7% from (Won)100,220 billion in 2001 to (Won)167,073 billion in 2002, principally as a result of the full-year impact of the merger with H&CB and increased consumer loan and credit card demand as a result of both higher levels of consumer spending and our marketing efforts, which more than offset a decline in average yields from 8.88% in 2001 to 8.05% in 2002.

The 68.4% increase in interest and fees on loans from (Won)7,023 billion in 2001 to (Won)11,824 billion in 2002 was primarily the result of:

•	a 219.0% increase in average volume of mortgage and home equity loans from (Won)12,988 billion in 2001 to (Won)41,422 billion in 2002, partially offset by a decline of 88 basis points in average yields on such loans from 8.82% in 2001 to 7.94% in 2002;

•	a 99.6% increase in average volume of credit card balances, primarily in cash advances and credit card loans, from (Won)9,938 billion in 2001 to (Won)19,840 billion in 2002, partially offset by a decline of 29 basis points in average yields on credit card balances from 16.25% in 2001 to 15.96% in 2002;

•	a 108.2% increase in average volume of consumer loans other than mortgage and home equity loans from (Won)12,258 billion in 2001 to (Won)25,519 billion in 2002, partially offset by a decline of 139 basis points in average yields on such loans from 9.74% in 2001 to 8.35% in 2002;

•	a 113.2% increase in average volume of construction loans from (Won)2,503 billion in 2001 to (Won)5,336 billion in 2002, partially offset by a decline of 175 basis points in average yields on such loans from 8.95% in 2001 to 7.20% in 2002; and

•	a 19.6% increase in average volume of commercial and industrial loans from (Won)32,390 billion in 2001 to (Won)38,733 billion in 2002, partially offset by a decline of 114 basis points in average yields on such loans from 8.22% in 2001 to 7.08% in 2002.

The average volume of our loans increased principally as a result of the full-year impact of the merger with H&CB, principally for mortgage and home equity and other consumer loans and credit card balances, and increased demand for these retail loan products due to generally higher levels of consumer borrowing in Korea. As a result of the merger, we acquired loans of H&CB (prior to deducting allowance for loan losses) in the aggregate amount of (Won)50,723 billion, including (Won)4,222 billion of credit card balances, (Won)6,179 billion of commercial and industrial loans, (Won)21,768 billion of mortgage loans and (Won)15,100 billion of installment loans to individuals and other consumer loans as of November 1, 2001. These assets were included in the calculation of our average balances and interest rates for all of 2002 but only two months of 2001, and, accordingly, the impact of these loans has been significantly greater on our results for 2002 than on our results for 2001. Our average volume growth in credit card balances, mortgage and home equity loans and other consumer loans also reflected the effects of our increased effort to market these consumer loan products, which effects were offset to some extent by government efforts to control the level of outstanding consumer debt in Korea. Our average yield on loans decreased 82 basis points from 9.68% to 8.86% principally as a result of the decline in the general levels of interest rates in Korea from 2001 to 2002.

Our securities portfolio consists primarily of investment securities, of which 55.8% represented debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Korea Electric Power Corporation, the Korea Deposit Insurance Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) and debt securities issued by financial institutions and other Korean banks as of December 31, 2002. Interest and dividends on investment securities decreased 7.9% from (Won)1,540 billion in 2001 to (Won)1,419 billion in 2002. This decrease was primarily due to a 162 basis point decline in average yields on investment securities from 7.28% in 2001 to 5.66% in 2002 reflecting increased average balances of non-interest bearing trust beneficiary certificates included in our securities portfolio as a result of the full-year impact of our merger with H&CB, the lower interest rate environment and our increased investments in equity securities, which was partially offset by a 18.6% increase in the average volume of investment securities from (Won)21,152 billion in 2001 to (Won)25,090 billion in 2002 primarily as a result of the full-year impact of the merger with H&CB.

Our securities portfolio also includes trading securities, of which 28.6% represented debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by financial institutions and other Korean banks as of December 31, 2002. Interest and dividends on trading securities decreased 34.9% from (Won)172 billion in 2001 to (Won)112 billion in 2002. This decrease was primarily due to a 305 basis point decline in average yields on trading securities from 4.93% in 2001 to 1.88% in 2002 reflecting increased average balances of non-interest bearing trust beneficiary certificates included in our securities portfolio as a result of the full-year impact of our merger with H&CB, the lower interest rate environment and increased amortization of premium paid in connection with acquiring debt securities which had the effect of decreasing the effective yield on those securities, which was partially offset by a 70.6% increase in the average volume of trading securities from (Won)3,490 billion in 2001 to (Won)5,953 billion in 2002 primarily as a result of the full-year impact of the merger with H&CB.

Interest income from call loans and securities purchased under resale agreements decreased 66.3% from (Won)101 billion in 2001 to (Won)34 billion in 2002. This decrease resulted from a 61.3% decline in the average volume of such loans from (Won)2,093 billion in 2001 to (Won)811 billion in 2002 and a 64 basis point decrease in average yields on such loans and securities from 4.83% in 2001 to 4.19% in 2002. The decline in average volume of such loans and securities resulted primarily from our redeployment of these assets to provide loans to retail customers in response to higher consumer credit demand, and the decline in average yield on such loans and securities resulted from the decline in the general levels of interest rates in Korea from 2001 to 2002.

Interest Expense.    Interest expense increased 26.7% from (Won)5,317 billion in 2001 to (Won)6,734 billion in 2002, primarily due to a 28.4% increase in interest expense on deposits and a 43.8% increase in interest expense on long-term debt. The average balance of our interest bearing liabilities increased 66.4% from (Won)93,120 billion in 2001 to (Won)154,978 billion in 2002, principally as a result of the full-year impact of the merger with H&CB and increased deposits and long-term debt, which more than offset a 136 basis point decline in average cost from 5.71% in 2001 to 4.35% in 2002.

The 28.4% increase in interest expense on deposits from (Won)3,537 billion in 2001 to (Won)4,543 billion in 2002 was primarily the result of a 75.0% increase in the average volume of interest bearing deposits from (Won)66,656 billion in 2001 to (Won)116,613 billion in 2002. This increase consisted mostly of:

•	a 100.0% increase in average volume of time deposits (other than certificates of deposit) from (Won)33,231 billion in 2001 to (Won)66,454 billion in 2002; and

•	a 48.8% increase in average volume of savings deposits from (Won)23,665 billion in 2000 to (Won)35,206 billion in 2001.

These average volume increases were primarily attributable to the full-year impact of the merger with H&CB, our sustained marketing efforts and the tendency of retail customers in Korea to deposit their money in banks perceived as stronger, like us. As a result of the merger, we acquired deposits of H&CB in the aggregate amount of (Won)51,861 billion, including time deposits (other than certificates of deposit) of (Won)32,382 billion, savings deposits of (Won)1,593 billion and mutual installment deposits of (Won)5,753 billion as of November 1, 2001. These deposits were included in the calculation of our average balances and interest rates for all of 2002 but only two months of 2001, and, accordingly, the impact of these liabilities has been significantly greater on our results for 2002 than on our results for 2001. The increase in interest expense as a result of increased average deposits was partially offset by a decrease in the average cost of interest bearing deposits due to the general decline in market interest rates in Korea from 2001 to 2002. The average interest rate paid on our time deposits (other than certificates of deposit), which accounted for 43.0% of our average interest bearing liabilities in 2002, decreased from 7.21% in 2001 to 4.91% in 2002. The average interest rate paid on our savings deposits, which accounted for 22.7% of our average interest bearing liabilities in 2002, decreased from 1.88% in 2001 to 1.17% in 2002. The average interest rate on our mutual installment deposits, which accounted for 7.9% of our average interest bearing liabilities in 2002, decreased from 7.78% in 2001 to 6.24% in 2002.

Interest expense on long-term debt increased 43.8% from (Won)886 billion in 2001 to (Won)1,274 billion in 2002 as a result of an increase in the average volume of such borrowings. The average volume of our long-term debt increased 56.6% from (Won)12,934 billion in 2001 to (Won)20,260 billion in 2002 primarily as a result of the full-year impact of the merger with H&CB and our increased use of long-term debt in order to diversify our borrowings and to obtain larger blocks of funding having fixed costs and maturities, despite the higher cost compared to other funding sources. This increase was partially offset by a decrease in the average cost of long-term debt due to the general decline in market interest rates in Korea from 2001 to 2002 and as we replaced maturing long-term debt with lower cost long-term debt. The average interest rate paid on our long-term debt decreased 56 basis points from 6.85% in 2001 to 6.29% in 2002.

The 9.4% increase in interest expense on secured borrowings from (Won)297 billion in 2001 to (Won)325 billion in 2002 was the result of an increase in the average volume of such borrowings. The average volume of secured borrowings increased 59.1% from (Won)3,701 billion in 2001 to (Won)5,888 billion in 2002, principally as a result of the full-year impact of the merger with H&CB, as well as new asset securitization transactions that our subsidiary Kookmin Credit Card entered into in 2002. Under U.S. GAAP, transfers of assets through securitizations where control of the assets has not been surrendered are not treated as sale transactions. Instead, the assets remain on our balance sheet with the securitization proceeds treated as secured borrowings. This increase was partially offset by a decrease in the average cost of secured borrowings due to the general decline in market interest rates in Korea from 2001 to 2002 and our replacement of maturing secured borrowings with lower-cost secured borrowings in securitization transactions. The average interest rate paid on our secured borrowings decreased 250 basis points from 8.02% in 2001 to 5.52% in 2002.

The 6.6% decrease in interest expense on other borrowed funds, which consist primarily of short-term borrowings, borrowings from the Bank of Korea, short-term foreign currency borrowings, short-term debentures and borrowing from our trust accounts, from (Won)558 billion in 2001 to (Won)521 billion in 2002 was due to a decrease in the average interest rate paid with respect to such borrowings, partially offset by an increase in the average volume of such borrowings. The average interest rates paid on short-term borrowings other than borrowings from the Bank of Korea decreased 136 basis points from 6.74% in 2001 to 5.38% in 2002 and the average interest rates paid on borrowings from the Bank of Korea decreased 83 basis points from 3.30% in 2001 to 2.47% in 2002. The decrease in the average cost of other borrowed funds was primarily due to the general decline in market interest rates in Korea from 2001 to 2002. The average volume of short-term borrowings other than borrowings from the Bank of Korea increased 17.6% from (Won)7,717 billion in 2001 to (Won)9,077 billion in 2002 and the volume of borrowings from the Bank of Korea increased 16.1% from (Won)1,152 billion in 2001 to (Won)1,337 billion in 2002. The increase in the average volume of other borrowed funds was primarily due to the full-year impact of the merger with H&CB, the issuance of more short-term Won-denominated debentures as this funding source became more attractive as a result of its lower volatility with respect to duration and cost, coupled with the general decrease in the cost of such borrowings and, with regard to borrowings from the Bank of Korea, increased utilization of this funding source as a result of a decision by the Bank of Korea to allocate more funding to us.

Net interest margin.     Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin increased from 3.57% in 2001 to 4.02% in 2002. Net interest income increased 87.7% from (Won)3,578 billion in 2001 to (Won)W6,716 billion in 2002. The average volume of our interest earning assets increased 66.7% from (Won)100,220 billion in 2001 to (Won)167,073 billion in 2002. The increase in net interest margin was largely due to the more significant decline in the interest rates we paid on our deposits when compared to the decline in the interest rates we charged on our loans in 2002, in part as a result of our effort to lower deposit rates more quickly than interest rates charged on loans were declining. In addition, compared to 2001, in 2002 we received more payments of interest on credit card loans and fees on cash advances, which were generally at higher rates of interest than many of our other loans.

Comparison of 2001 to 2000

Interest and dividend income.    Interest and dividend income increased 22.5% from (Won)7,263 billion in 2000 to (Won)8,895 billion in 2001, primarily due to a 35.6% increase in interest and fees on loans. The average balance of our interest earning assets increased 33.7% from (Won)74,976 billion in 2000 to (Won)100,220 billion in 2001, principally as a result of the merger with H&CB, which more than offset a decline in average yields from 9.69% in 2000 to 8.88% in 2001.

The 35.6% increase in interest and fees on loans from (Won)5,180 billion in 2000 to (Won)7,023 billion in 2001 was primarily the result of:

•	a 80.1% increase in average volume of credit card balances, primarily in cash advances and credit card loans, from (Won)5,518 billion in 2000 to (Won)9,938 billion in 2001, partially offset by a decline of 155 basis points in average yields on credit card balances from 17.80% in 2000 to 16.25% in 2001;

•	a 18.6% increase in average volume of commercial and industrial loans from (Won)27,303 billion in 2000 to (Won)32,390 billion in 2001;

•	a 70.8% increase in average volume of consumer loans other than mortgage and home equity loans from (Won)7,176 billion in 2000 to (Won)12,258 billion in 2001, partially offset by a decline of 156 basis points in average yields on such loans from 11.30% in 2000 to 9.74% in 2001; and

•	a 83.4% increase in average volume of mortgage and home equity loans from (Won)7,081 billion in 2000 to (Won)12,988 billion in 2001, partially offset by a decline of 205 basis points in average yields on such loans from 10.87% in 2000 to 8.82% in 2001.

The average volume of our loans increased principally as a result of the merger with H&CB and increased retail loan and credit card demand as economic conditions, and therefore consumer demand, in Korea improved. As a result of the merger, we acquired loans of H&CB (prior to deducting allowance for loan losses) in the aggregate amount of (Won)50,723 billion as of November 1, 2001 (as described above under “—Comparison of 2002 to 2001”). Our average volume growth in credit card balances, mortgage and home equity loans and other consumer loans also reflected our increased effort to market these consumer loan products and, in the case of credit card balances, government incentives to promote credit card usage. Our average yield on loans decreased 43 basis points from 10.11% to 9.68% principally as a result of the decline in the general levels of interest rates in Korea from 2000 to 2001.

Interest income from our deposits with other financial institutions declined 70.1% from (Won)197 billion in 2000 to (Won)59 billion in 2001. This decline resulted from both a decline in the average volume of such deposits from (Won)2,701 billion in 2000 to (Won)949 billion in 2001, and a 107 basis point decline in average yields on such deposits from 7.29% in 2000 to 6.22% in 2001. The decline in the average volume of such deposits resulted primarily from our redeployment of these assets to provide loans to retail customers in response to higher consumer credit demand.

Our securities portfolio consists primarily of investment securities, of which 64.4% represented debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Korea Electric Power Corporation, the Korea Deposit Insurance Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) and debt securities issued by financial institutions and other Korean banks as of December 31, 2001. Interest and dividends on investment securities decreased 6.8% from (Won)1,652 billion in 2000 to (Won)1,540 billion in 2001. This decrease was primarily due to a 209 basis point decline in average yields on investment securities from 9.37% in 2000 to 7.28% in 2001 reflecting the lower interest rate environment, which was partially offset by a 20.0% increase in the average volume of investment securities from (Won)17,623 billion in 2000 to (Won)21,152 billion in 2001 primarily as a result of the merger with H&CB.

Interest Expense.    Interest expense increased 18.0% from (Won)4,505 billion in 2000 to (Won)5,317 billion in 2001, primarily due to a 16.5% increase in interest expense on deposits, a 403.4% increase in interest expense on secured borrowings and a 67.6% increase in interest expense on other borrowed funds, partially offset by a 13.3% decrease in interest expense on long-term debt. The average balance of our interest bearing liabilities increased 34.6% from (Won)69,166 billion in 2000 to (Won)93,120 billion in 2001, principally as a result of increased deposits and the merger with H&CB, which more than offset a decline in average cost from 6.51% in 2000 to 5.71% in 2001.

The 16.5% increase in interest expense on deposits from (Won)3,036 billion in 2000 to (Won)3,537 billion in 2001 was primarily the result of a 34.6% increase in the average volume of interest bearing deposits from (Won)49,535 billion in 2000 to (Won)66,656 billion in 2001. This increase consisted mostly of:

•	a 24.6% increase in average volume of time deposits (other than certificates of deposit) from (Won)26,660 billion in 2000 to (Won)33,231 billion in 2001;

•	a 48.1% increase in average volume of savings deposits from (Won)15,976 billion in 2000 to (Won)23,665 billion in 2001; and

•	a 54.8% increase in the average volume of mutual installment deposits from (Won)4,676 billion in 2000 to (Won)7,238 billion in 2001.

These average volume increases were primarily attributable to our increased marketing efforts, the tendency of retail customers in Korea to deposit their money in banks perceived as stronger, like us, and the merger with H&CB. As a result of the merger, we acquired deposits of H&CB in the aggregate amount of (Won)51,861 billion as of November 1, 2001 (as described above under  “—Comparison of 2002 to 2001”). The increase in interest expense as a result of increased average deposits was partially offset by a decrease in the average cost of interest bearing deposits due to the general decline in market interest rates in Korea from 2000 to 2001. The average interest rate paid on our time deposits (other than certificates of deposit), which accounted for 35.7% of our average interest bearing liabilities in 2001, decreased from 7.69% in 2000 to 7.21% in 2001. The average interest rate paid on our savings deposits, which accounted for 25.4% of our average interest bearing liabilities in 2001, decreased from 2.74% in 2000 to 1.88% in 2001.

The 403.4% increase in interest expense on secured borrowings from (Won)59 billion in 2000 to (Won)297 billion in 2001 was primarily the result of an increase in the average volume of such borrowings. The average volume of secured borrowings increased 365.5% from (Won)795 billion in 2000 to (Won)3,701 billion in 2001, principally as a result of new asset securitization transactions we entered into in 2001, as well as the merger with H&CB.

The 67.6% increase in interest expense on other borrowed funds from (Won)333 billion in 2000 to (Won)558 billion in 2001 was due to an increase in the average volume of such borrowings, partially offset by a decrease in the average interest rate paid with respect to such borrowings. The average volume of short-term borrowings other than borrowings from the Bank of Korea increased 99.1% from (Won)3,876 billion in 2000 to (Won)7,717 billion in 2001 and the volume of borrowings from the Bank of Korea increased 29.1% from (Won)892 billion in 2000 to (Won)1,152 billion in 2001. The average volume of short-term borrowings other than borrowings from the Bank of Korea increased primarily due to a reclassification of one-year debentures (which were classified as long-term debentures until 2000) as short-term debentures and, to a lesser extent, the merger with H&CB. The average volume of borrowings from the Bank of Korea increased primarily due to increased use of this funding source as a result of a decision by the Bank of Korea to allocate more funding to us. The average interest rates paid on short-term borrowings other than borrowings from the Bank of Korea decreased 77 basis points from 7.51% in 2000 to 6.74% in 2001 and the average interest rates paid on borrowings from the Bank of Korea decreased 141 basis points from 4.71% in 2000 to 3.30% in 2001. The average interest rates paid on such borrowings decreased due primarily to the general decline in market interest rates in Korea.

Interest expense on long-term debt decreased 13.3% from (Won)1,022 billion in 2000 to (Won)886 billion in 2001 principally as a result of a decrease in the average cost of our long-term debt. The average interest rate paid on our long-term debt decreased from 7.95% in 2000 to 6.85% in 2001 as we replaced maturing long-term debt with lower cost long-term debt. The average volume of our long-term debt increased from (Won)12,854 billion in 2000 to (Won)12,934 billion in 2001 primarily due to the merger with H&CB. The increase in average volume of our long-term debt was partially offset by our replacement of a portion of our maturing long-term debt with funding from other sources such as deposits, as well as by the reclassification of one-year debentures as described above.

Net interest margin.    Our overall net interest margin declined from 3.68% for 2000 to 3.57% for 2001. Net interest income increased 29.7% from (Won)2,758 billion in 2000 to (Won)3,578 billion in 2001. The average volume of our interest earning assets increased 33.7% from (Won)74,976 billion in 2000 to (Won)100,220 billion in 2001. Our overall margin decreased as a result of significant declines in the average yield on our rate sensitive investment securities and mortgage and home equity loan portfolios and, to a lesser extent, by average yield declines on our other retail and credit card portfolios, all of which reflected the general decline in market interest rates in Korea from 2000 to 2001, although this was partially offset by the positive effect of the segmental shift in our asset growth during 2001, which occurred largely in the higher margin retail and credit card segments.

Provision for Loan Losses

For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

Comparison of 2002 to 2001

Our provision for loan losses increased from (Won)1,270 billion in 2001 to (Won)3,909 billion in 2002 as a result of higher provisions in respect of our credit card and consumer loan portfolios due to the growth in outstanding credit card balances and consumer loans due to:

•	the full-year effect of the merger with H&CB, resulting in a larger average balance of such loans during 2002;

•	continuing increases in delinquencies and non-performing loans in our credit card and consumer loan portfolios; and

•	the re-aging of outstanding credit card balances, which balances have a higher delinquency rate and a higher degree of risk and are considered separately for purposes of determining loan loss allowances.

This increase was partially offset by the decrease in our provision for loan losses in respect of our corporate loan portfolio due to the improvement in the financial condition of certain corporate borrowers and a decline in the number of new delinquencies in respect of such loans in 2002 compared to 2001.

Our loan charge-offs, net of recoveries, increased 43.6% from (Won)1,437 billion in 2001 to (Won)2,064 billion in 2002. Of the (Won)627 billion increase, (Won)1,059 billion and (Won)32 billion represented increases in net charge-offs of outstanding credit card balances and retail loans, respectively, which were partially offset by decreases of (Won)464 billion in net charge-offs of outstanding corporate loans.

•	Even after net charge-offs, significant increases in credit card balances, particularly cash advances and credit card loans, increased overdue balances in our credit card portfolio, which increased 259% from (Won)1,298 billion as of December 31, 2001 to (Won)4,657 billion as of December 31, 2002, a slowdown in the Korean economy and rising delinquency rates resulted in higher provisioning for these assets.

•	Similarly, even after net charge-offs, significant increases in consumer loans other than mortgage loans and home equity loans and increased overdue balances in our consumer loan portfolio, which increased 36% from (Won)5,502 billion as of December 31, 2001 to (Won)7,495 billion as of December 31, 2002, resulted in higher provisioning for these assets.

Comparison of 2001 to 2000

Our provision for loan losses increased from (Won)53 billion in 2000 to (Won)1,270 billion in 2001 as a result of:

•	higher provisions in respect of our credit card portfolio due to the growth in outstanding credit card balances as well as a deterioration in the quality of our existing credit card portfolio; and

•	increased provisions in respect of our corporate loan portfolio due in large part to the continued deterioration of previously identified impaired loans.

Our loan charge-offs, net of recoveries, increased 177.9% from (Won)517 billion in 2000 to (Won)1,437 billion in 2001. Of the (Won)920 billion increase, (Won)493 billion and (Won)306 billion represented increases in net charge-offs of corporate loans and outstanding credit card balances, respectively.

•	Our charge-offs of corporate loans increased due to the further deterioration of the credit quality of our exposures to several large corporate borrowers relating to specific events occurring in 2001. Our most significant charge-offs related to Hynix Semiconductor and former member companies of the Daewoo Group. Even after such higher net charge-offs, impaired corporate loans increased slightly from (Won)5,527 billion as of December 31, 2000 to (Won)5,605 billion as of December 31, 2001, primarily as a result of the merger with H&CB.

•	Similarly, even after such net charge-offs, significant increases in credit card balances, particularly cash advances and credit card loans, widespread concern regarding the rapid increase of credit card debt in Korea, and increased overdue balances in our credit card portfolio, which increased 13.7% from (Won)1,142 billion as of December 31, 2000 to (Won)1,298 billion as of December 31, 2001, resulted in higher provisioning for these assets.

Allowance for Loan Losses

For information on allowance for loan losses, see “—Critical Accounting Policies—Allowance for Loan Losses” and “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Allocation of Allowance for Loan Losses.”

Corporate Loans.    We establish specific loan loss allowances for corporate loans based on whether a particular loan is impaired or not. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.” We also establish an allowance for loan losses for corporate loans that we do not believe are impaired based on our historical loss experience for those types of loans. Smaller balance commercial loans (which are commercial loans of (Won)1 billion or less) are managed on a portfolio basis and evaluated collectively for impairment. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans.

	As of December 31,
	2000	2001	2002
Impaired loans as a percentage of total corporate loans	15.9%	12.8%	9.3%
Allowance for loan losses as a percentage of total corporate loans	5.9	5.9	4.2
Allowance for loan losses as a percentage of impaired loans	32.7	38.5	34.3

During 2002, impaired loans as a percentage of total loans, allowance for loan losses as a percentage of total corporate loans and allowance for loan losses as a percentage of impaired loans all decreased due to decreased levels of impaired and non-performing loans primarily as a result of charge-offs in 2002 and the application of stricter credit standards with respect to new corporate loans which improved the quality of our loan portfolio.

During 2001, impaired loans as a percentage of total loans decreased due to the charge-off of corporate loans to several large corporate borrowers, including Hynix Semiconductor and former member companies of the Daewoo Group, as a result of further deterioration in the financial condition of these borrowers relating to specific events occurring in 2001. The level of allowance for loan losses as a percentage of total corporate loans and the level of allowance for loan losses as a percentage of impaired loans both increased as we increased our allowance for existing impaired loans due to our assessment of further deterioration in the financial condition of the relevant borrowers.

Consumer Loans.    We establish allowances for loan losses for consumer loans based on historical losses as well as delinquencies and changes in underwriting and credit monitoring policies. We also analyze government economic data when considering consumer bankruptcies and delinquency rates as well as the build-up of consumer debt in Korea. The following table shows, for the periods indicated, certain information regarding our non-performing loans to the consumer sector.

	As of December 31,
	2000	2001	2002
Non-performing loans as a percentage of total consumer loans	1.1%	1.6%	2.3%
Allowance for loan losses as a percentage of total consumer loans	1.4	1.2	3.2
Allowance for loan losses as a percentage of non-performing consumer loans	36.9	23.9	32.5

During 2002, non-performing consumer loans as a percentage of total consumer loans increased despite higher charge-offs as a result of continuing increases in delinquencies and non-performing loans in our credit card and consumer loan portfolios and the re-aging of outstanding credit card balances as a result of changes to certain terms of these balances, following which these balances were no longer deemed non-performing until additional time had passed. The level of allowance for loan losses as a percentage of total consumer loans and the level of allowance for loan losses as a percentage of non-performing consumer loans both increased as we increased our allowance for existing and new consumer loans as a result of continuing increases in delinquencies and non-performing loans in our credit card and consumer loan portfolios.

During 2001, non-performing consumer loans as a percentage of total consumer loans increased despite higher charge-offs as a result of deterioration in the credit quality of our portfolio, particularly with respect to outstanding credit card balances. The level of allowance for loan losses as a percentage of total consumer loans and the level of allowance for loan losses as a percentage of non-performing consumer loans decreased principally as a result of the merger with H&CB, which increased the percentage of our consumer loans which are mortgage or home equity loans. Due to the historically low level of allowances for loan losses that H&CB deemed adequate based on its default experience, the inclusion of these new loans decreased the overall level of allowance for our consumer loan portfolio.

Non-Interest Income

The following table shows, for the periods indicated, the components of our non-interest income.

	Year ended December 31,						Year ended December 31,
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)						(% change)
Credit card merchant fees	(Won)	451	(Won)	880	(Won)	1,092	95.1%	24.1%
Other fees and commission income (excluding credit card merchant fees)		178		325		867	82.6	166.8
Net trading revenue		77		120		458	55.8	281.7
Trust fees, net		115		211		376	83.5	78.2
Net gain on investments		4		43		130	975.0	202.3
Other non-interest income		83		102		175	22.9	71.6

Total non-interest income	(Won)	908	(Won)	1,681	(Won)	3,098	85.1%	84.3%

Comparison of 2002 to 2001

Non-interest income increased 84.3% from (Won)1,681 billion in 2001 to (Won)3,098 billion in 2002. This increase was attributable primarily to:

•	a (Won)542 billion increase in other fees and commission income (excluding credit card merchant fees) from (Won)325 billion in 2001 to (Won)867 billion in 2002;

•	a (Won)338 billion increase in net trading revenue from (Won)120 billion in 2001 to (Won)458 billion in 2002;

•	a (Won)212 billion increase in credit card merchant fees from (Won)880 billion in 2001 to (Won)1,092 billion in 2002; and

•	a (Won)165 billion increase in net trust fees from (Won)211 billion in 2001 to (Won)376 billion in 2002.

Other fees and commission income (excluding credit card merchant fees) consist of commissions received on remittances, fund management and letters of credit and other fees and commissions. The 166.8% increase in such income was attributable principally to the full-year impact of the merger with H&CB, which led to an increase in commissions received from our management of the National Housing Fund and an increase in various types of commission fees relating to our banking operations. Fee and commission income also increased as a result of higher volumes of fees being paid in connection with loan repayments, as more customers made early repayments, and increasing use of our retail services, including our ATMs and our electronic banking, securities and beneficiary certificate businesses.

Net trading revenue represents net realized and unrealized gains on securities and derivatives in our trading portfolio. The 281.7% increase in net trading revenue resulted from a (Won)164 billion increase in net gain on trading-related revenue from disposals and revaluations of equity securities from (Won)2 billion in 2001 to (Won)166 billion in 2002, a (Won)101 billion increase in net gain on trading-related revenue from disposals and revaluations of foreign exchange contracts and derivative instruments from (Won)88 billion in 2001 to (Won)189 billion in 2002 and a (Won)73 billion increase in net gain on trading-related revenue from disposals and revaluations of debt securities from (Won)30 billion in 2001 to (Won)103 billion in 2002. These increases resulted from the full-year effect of the merger with H&CB, the decrease in market interest rates which increased the value of our debt securities and the depreciation of the U.S. dollar against the Korean won which caused us to record gains on foreign exchange transactions based on the terms of the derivatives and currency swaps we held.

Credit card merchant fees include primarily fees received from member merchants on credit card transactions. The 24.1% increase in credit card merchant fees was attributable principally to the full-year impact of the merger with H&CB, following which we received credit card merchant fees from the BC Card operations and the number and charge volume of our credit cards increased accordingly, and also to increased use of credit cards generally by our customers.

Trust fees consist of fees we receive for managing trust account assets, based on assets under management and the performance of the trusts, and penalty payments we receive when customers terminate their trust accounts prior to the end of the fixed term, net of subsidy payments for trust performance guarantees from our banking accounts to our trust accounts, which are payments from our banking accounts to make up for shortfalls in the guaranteed money trust accounts. The 78.2% increase in net trust fees resulted primarily from an increase in the average volume of our trust account assets due to the full-year effect of the merger with H&CB and the payment from our trust accounts to us of funds previously set aside in those accounts as a reserve against payments required to be made on guarantees due to our reassessment of the performance of our trust account assets. For further information on trust accounts, see “Item 4B. Business Overview—Other Businesses—Trust Account Management Services.”

Comparison of 2001 to 2000

Non-interest income increased 85.1% from (Won)908 billion in 2000 to (Won)1,681 billion in 2001. This increase was attributable primarily to:

•	a (Won)429 billion increase in commissions received on credit card merchant fees from (Won)451 billion in 2000 to (Won)880 billion in 2001;

•	a (Won)147 billion increase in other fees and commission income (excluding credit card merchant fees) from (Won)178 billion in 2000 to (Won)325 billion in 2001; and

•	a (Won)96 billion increase in net trust fees from (Won)115 billion in 2000 to (Won)211 billion in 2001.

The 95.1% increase in credit card merchant fees was attributable principally to an increase in the number and charge volume of our credit cards, including as a result of the merger with H&CB.

The 82.6% increase in other fee and commission income (excluding credit card merchant fees) was attributable to an increase in various types of commission fees relating to our banking operations and an increase in commissions received from our management of the National Housing Fund following the merger, which was previously managed by H&CB, as well as in various other fees and commissions principally as a result of the merger.

The 83.5% increase in net trust fees resulted primarily from a decrease in subsidy expense to (Won)31 billion in 2001 compared to (Won)164 billion in 2000.

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense.

	Year ended December 31,						Year ended December 31,
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)						(% change)
Salaries and employee benefits	(Won)	702	(Won)	1,051	(Won)	1,586	49.7%	50.9%
Other administrative expenses		331		409		834	23.6	103.9
Other fees and commissions		223		323		701	44.8	117.0
Depreciation and amortization		109		165		443	51.4	168.5
Credit card fees		142		240		390	69.0	62.5
Other non-interest expenses		107		166		433	55.1	160.8

Total non-interest expense	(Won)	1,614	(Won)	2,354	(Won)	4,387	45.8%	86.4%

Comparison of 2002 to 2001

Non-interest expense increased 86.4% from (Won)2,354 billion in 2001 in (Won)4,387 billion in 2002. This increase was primarily due to:

•	a (Won)535 billion increase in salaries and employee benefits from (Won)1,051 billion in 2001 in (Won)1,586 billion in 2002;

•	a (Won)425 billion increase in other administrative expenses from (Won)409 billion in 2001 to (Won)834 billion in 2002;

•	a (Won)378 billion increase in other fees and commission expenses from (Won)323 billion in 2001 to (Won)701 billion in 2002;

•	a (Won)278 billion increase in depreciation and amortization expense from (Won)165 billion in 2001 to (Won)443 billion in 2002;

•	a (Won)267 billion increase in other non-interest expense from (Won)166 billion in 2001 to (Won)433 billion in 2002; and

•	a (Won)150 billion increase in credit card fees from (Won)240 billion in 2001 to (Won)390 billion in 2002.

Salaries and employee benefits increased 50.9% from 2001 to 2002 principally as a result of the full-year impact of the merger with H&CB resulting in an increase in the aggregate amount we paid for wages (including annual bonuses) as a result of having more employees, and a periodic increase in wage rates for 2002 which was agreed with our employees in October 2002 that increased wages retroactively to the beginning of 2002.

The 103.9% increase in other administrative expenses (which include other employee benefits, advertising, public relations, sales promotion and data processing expenses) from 2001 to 2002 was primarily attributable to the full-year impact of the merger with H&CB as well as merger-related expenses such as costs relating to the integration of our IT infrastructure and the rebranding of our operations.

Other fees and commission expenses consist primarily of contributions to the Korea Credit Guarantee Fund for loan guarantees, premiums paid to the Korea Deposit Insurance Corporation for deposit insurance, commissions paid to loan collection agents on overdue loans and related fees. The 117.0% increase in other fees and commission expenses from 2001 to 2002 was principally due to increases in these payments as a result of the full-year impact of the merger with H&CB, the growth in the volume of customer deposits and an increase in the fees associated with registering collateral in connection with certain mortgages offered to our customers.

The 168.5% increase in depreciation and amortization from 2001 to 2002 resulted mainly from an increase in depreciation as a result of our acquisition of assets in connection with the merger with H&CB and the amortization of the credit card relationship and core deposit intangible assets we acquired in that merger.

The 160.8% increase in other non-interest expense (which consists primarily of losses on sales of loans and dispositions of assets and tax expenses other than income tax) from 2001 to 2002 resulted mainly from a (Won)146 billion increase in losses on sales of mostly corporate loans that had been previously transferred to special purpose entity subsidiaries in connection with securitization transactions that have been accounted for as secured borrowings and a (Won)38 billion increase in tax expenses other than income tax relating to education-related taxes.

Credit card fees include fees and commissions paid to our sales agents, expenses related to awarding mileage and bonus points to our credit card customers and fees and commissions paid to our member merchants. The 62.5% increase in credit card fees from 2001 to 2002 resulted mainly from an increase in the number and charge volume of our credit cards, which primarily resulted from the full-year impact of the merger with H&CB, and the incurrence of additional expenses in connection with our BC Card operations.

Comparison of 2001 to 2000

Non-interest expense increased 45.8% from (Won)1,614 billion in 2000 in (Won)2,354 billion in 2001. This increase was primarily due to:

•	a (Won)349 billion increase in salaries and employee benefits from (Won)702 billion in 2000 in (Won)1,051 billion in 2001;

•	a (Won)100 billion increase in other fees and commission expenses from (Won)223 billion in 2000 to (Won)323 billion in 2001;

•	a (Won)98 billion increase in credit card fees from (Won)142 billion in 2000 to (Won)240 billion in2001; and

•	a (Won)78 billion increase in other administrative expenses from (Won)331 billion in 2000 to (Won)409 billion in 2001.

Salaries and employee benefits increased 49.7% from (Won)702 billion in 2000 to (Won)1,051 billion in 2001. The main reason for this increase was the early retirement and bonus payments that we made during 2001, which totaled approximately (Won)39 billion and (Won)174 billion, respectively. With regard to the bonuses, some of these were paid in connection with a one-time payout relating to changes in the employee severance plans of the former Kookmin Bank. In addition, the rate for regular bonuses for certain employees of the former Kookmin Bank was substantially increased both to achieve parity with their H&CB counterparts and as part of a one-time increase in connection with the merger.

The 44.8% increase in other fees and commission expenses was due to increases in these payments as a result of the merger with H&CB, as well as growth in the volume of customer deposits taken by the former Kookmin Bank.

The 69.0% increase in credit card fees resulted mainly from an increase in the number and charge volume of our credit cards, including as a result of the merger with H&CB.

The 23.6% increase in other administrative expenses from 2000 to 2001 was primarily attributable to the merger with H&CB.

Income Tax Expense

Comparison of 2002 to 2001

Income tax expense decreased 3.9% from (Won)621 billion in 2001 to (Won)597 billion in 2002 as a result of an increase in our deferred income tax assets from 2001 to 2002. The statutory tax rate applicable to us was approximately 30.8% in 2001 and 29.7% in 2002. Our effective tax rates were 37.8% in 2001 and 38.8% in 2002, which were higher than the statutory tax rates as a result of our inability to deduct certain expenses, such as certain types of goodwill, from our taxable income.

Comparison of 2001 to 2000

Income tax expense decreased 16.1% from (Won)740 billion in 2000 to (Won)621 billion in 2001 as a result of a decrease in our taxable income from 2000 to 2001. The statutory tax rate applicable to us was approximately 30.8% in 2000 and 2001. Our effective rate of income tax remained relatively constant at 37.3% in 2000 compared to 37.8% in 2001.

Minority Interest

Comparison of 2002 to 2001

Minority interest represents the allocation to minority shareholders of their interests in the gain or loss of our non-wholly owned consolidated subsidiaries. Expense attributable to minority interests was (Won)84 billion in 2001 compared to income of (Won)211 billion in 2002. This 2002 income was due primarily to the deduction of the portion of the loss suffered by our Kookmin Card operations in 2002 that was attributable to the interests of minority shareholders.

Comparison of 2001 to 2000

Income from minority interest was relatively constant at (Won)84 billion in 2001 compared to (Won)81 billion in 2000.

Net Income from Discontinued Operations After Tax

Comparison of 2002 to 2001

Net income from discontinued operations after tax represents that portion of our net income derived from the operations of Kookmin Leasing, KB Investment Trust Management and Alpha Capital Corporation (formerly Jooeun Leasing), which are subsidiaries that we have disposed of during 2002. Net income from discontinued operations after tax increased over ten-fold from (Won)8 billion in 2001 to (Won)97 billion in 2002. This increase was primarily attributable to the elimination of debt of Kookmin Leasing through early redemption, forgiveness of loans and swaps of debt for equity or lower interest rate convertible bonds.

Comparison of 2001 to 2000

Net loss from discontinued operations after tax was (Won)249 billion in 2000 compared to net income after tax of (Won)8 billion in 2001. This change was primarily attributable to the elimination of debt of Kookmin Leasing through early redemption, forgiveness of loans and swaps of debt for equity or lower interest rate convertible bonds.

Net Income

As a result of the above, our net income was (Won)1,252 billion in 2002, as compared to (Won)992 billion in 2001 and (Won)928 billion in 2000.

Results by Principal Business Segment under Korean GAAP

We are organized into four major business segments: retail banking, credit card operations, corporate banking and international banking and capital markets. The following discussion is based upon our internal management account information, prepared based on Korean GAAP. The following table shows, for the periods indicated, our results of operation by segment based on this information.

	Net Income (1) Year ended December 31,						Total Revenue Year ended December 31,
	2000		2001		2002		2000		2001		2002
	(in billions of Won)
Retail banking	(Won)	364	(Won)	585	(Won)	878	(Won)	4,966	(Won)	5,889	(Won)	12,595
Credit card operations		301		533		(326)		1,468		2,676		4,525
Corporate banking		60		(171)		166		2,896		3,225		3,430
International banking and capital markets		143		106		282		3,946		4,815		6,600
Other		(140)		286		63		1,474		1,530		1,416

Total	(Won)	728	(Won)	1,339	(Won)	1,063	(Won)	14,750	(Won)	18,135	(Won)	28,566

(1)	After deduction of income tax allocated proportionately among each segment.

Retail Banking

Our retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products.

	Year ended December 31,						Year ended December 31,
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	4,733	(Won)	5,723	(Won)	12,387	20.9%	116.4%
Interest expense		3,595		3,783		8,375	5.2	121.4
Provision for loan losses		10		133		654	1,230.0	391.7
Non-interest income		234		166		208	(29.1)	25.3
Non-interest expense including depreciation and amortization		836		1,111		2,296	33.1	106.7

Net income before tax		526		862		1,270	63.9	47.3
Income tax (1)		162		277		392	71.0	41.5

Net income	(Won)	364	(Won)	585	(Won)	878	60.7%	50.1%

(1)	Portion of income tax allocated to this segment.

Comparison of 2002 to 2001

Our net income before tax for this segment increased 47.3% from (Won)862 billion in 2001 to (Won)1,270 billion in 2002.

Interest income from our retail banking activities increased 116.4% from (Won)5,723 billion in 2001 to (Won)12,387 billion in 2002, primarily due to the full-year impact of the merger with H&CB which caused an increase in average lending volumes, particularly to individuals and households, as well as greater demand for retail loans. Due to these reasons, the average volume of retail loans increased 174.2% from (Won)24,313 billion in 2001 to (Won)66,660 billion in 2002, with more than half of this increase resulting from an increase in the average volume of mortgage and home equity loans. This increase was partially offset by a decline in average interest rates in respect of such loans. In addition, interest income from inter-segment lending from retail banking to other segments more than doubled in 2002 as a result of an increase in the volume of such lending.

Our largest and most important funding source is deposits from retail customers, which represent approximately three-quarters of our total deposits. In 2002, the average volume of deposits from our retail banking operations increased 82.4% from (Won)48,983 billion as of December 31, 2001 to (Won)89,340 billion as of December 31, 2002, primarily as a result of the full-year impact of the merger with H&CB, growth in demand for our deposit services and an increased use of these funding sources due to their relatively lower cost.

Interest expense increased 121.4% from (Won)3,783 billion in 2001 to (Won)8,375 billion in 2002. The average volume of deposit and savings products increased 75.1% from (Won)67,750 billion in 2001 to (Won)118,645 billion in 2002 due to the full-year impact of the merger with H&CB and our efforts to develop and market various new products, including in particular the Super Kookmin time deposit (launched in September 2001) and our “Kangaroo” deposits. This increase was partially offset by a decline in average interest rates from 5.31% in 2001 to 3.90% in 2002.

Provision for loan losses on retail loans increased 391.7% from (Won)133 billion in 2001 to (Won)654 billion in 2002 primarily due to increased minimum provisioning ratios required by government regulations promulgated by the Financial Supervisory Service in 2002 (as a result of which our provision for loan losses for both existing loans and new loans increased (Won)275 billion), deterioration in the quality of our retail loan portfolio, including increasing delinquencies and non-performing loans, and an increase in retail loan volumes.

Non-interest income increased 25.3% from (Won)166 billion in 2001 to (Won)208 billion in 2002 primarily due to an increase in other income fees and commissions, including wire transfer fees and early repayment commissions, resulting in part from the increased average volume of assets and liabilities of our retail segment. This increase was partially offset by the reclassification of certain fee and commission income relating to ATMs (including cash dispensers) from the retail segment in 2001 to the “other” segment in 2002.

Non-interest expense, which includes depreciation and amortization, increased 106.7% from (Won)1,111 billion in 2001 to (Won)2,296 billion in 2002 primarily due to an increase in the aggregate amount we paid for wages as a result of the full-year impact of having more employees after the merger with H&CB, an increase in depreciation as a result of the acquisition of additional assets in the merger with H&CB and an increase in payments of fees and commissions, including an increase in the fees associated with registering collateral in connection with certain mortgages offered to our customers. Salaries and wages are charged proportionally to each segment.

Comparison of 2001 to 2000

Our net income before tax for this segment increased 63.9% from (Won)526 billion in 2000 to (Won)862 billion in 2001.

Interest income from our retail banking activities increased 20.9% from (Won)4,733 billion in 2000 to (Won)5,723 billion in 2001, primarily due to an increase in average lending volume to individuals and households. In particular, the average volume of mortgage and home equity loans increased 346% from (Won)1,291 billion in 2000 to (Won)5,757 billion in 2001 primarily due to the merger with H&CB, the largest private sector mortgage lender in Korea. This increase was partially offset by a decline in average interest rates in respect of such loans. Interest income from inter-segment lending from retail banking to other segments also increased as a result of an increase in the volume of such lending.

In 2001, we had an increase of (Won)19,709 billion in deposits, of which we used (Won)10,487 billion for our retail banking operations. We used the remaining (Won)9,222 billion of funds from deposits to fund our operations in other segments.

Interest expense increased 5.2% from (Won)3,595 billion in 2000 to (Won)3,783 billion in 2001. The average volume of deposit and savings products increased in 2001 due to the merger with H&CB and increased marketing efforts that led to increased volumes of customer deposits.

Provision for loan losses on retail loans increased 1,230% from (Won)10 billion in 2000 to (Won)133 billion in 2001 primarily due to an increase in retail loan volumes, including mortgage and home equity loans, due to the merger with H&CB and our increased marketing efforts with respect to retail loans, which led to an increase in the number of outstanding retail loans.

Non-interest income decreased 29.1% from (Won)234 billion in 2000 to (Won)166 billion in 2001. This was primarily due to a reclassification of the credit card handling and related fees that were received from Kookmin Credit Card into the credit card segment in 2001. These fees were included in the retail banking segment in 2000.

Non-interest expense, which includes depreciation and amortization, increased 33.1% from (Won)836 billion in 2000 to (Won)1,111 billion in 2001. This was due to increases in the salaries and wages paid to our employees, which were charged proportionately to each segment.

Credit Card Operations

Our credit card segment handles credit card activities managed by Kookmin Credit Card, which is our largest subsidiary, and the credit card activities relating to our interest in BC Card acquired as a result of the merger with H&CB.

	Year ended December 31,						Year ended December 31,
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	984	(Won)	1,483	(Won)	2,748	50.7%	85.3%
Interest expense		478		629		1,015	31.6	61.4
Provision for loan losses		113		479		2,434	323.9	408.1
Non-interest income		484		1,193		1,778	146.5	49.0
Non-interest expense including depreciation and amortization		441		799		1,432	81.2	79.2

Net income (loss) before tax (1)		436		769		(355)	76.4	N/M
Income tax (1)(2)		135		235		(29)	74.1	N/M

Net income (loss) (1)	(Won)	301	(Won)	534	(Won)	(326)	77.4%	N/M

(1)	N/M = not meaningful.
(2)	Portion of income tax allocated to this segment.

Comparison of 2002 to 2001

Our net income before tax for this segment decreased from a profit of (Won)769 billion in 2001 to a loss of (Won)355 billion in 2002. The loss in 2002 was primarily due to increased provisions for loan losses. For 2002, income tax allocation had a positive effect on the net loss from this segment, which was (Won)326 billion.

Interest income from our credit card operations increased 85.3% from 1,483 billion in 2001 to (Won)2,748 billion in 2002. This increase was primarily due to an increase in average volume of outstanding credit card balances, principally due to growth in our credit card portfolio as well as the full-year impact of the merger with H&CB. The average volume of cash advances and card loans increased 105.7% from (Won)4,933 billion in 2001 (of which (Won)4,347 billion related to Kookmin Credit Card) to (Won)10,147 billion in 2002 (of which (Won)6,611 billion related to Kookmin Credit Card). The increase in average outstanding credit card balances was partially offset by a decline in the average interests rates in respect of such outstanding balances from 17.9% in 2001 to 17.4% in 2002, and by Kookmin Credit Card’s sale of (Won)6,673 billion of such balances through securitization transactions in 2002 (compared to (Won)1,688 billion in 2001). Outstanding credit card balances increased 6.2% from (Won)14,089 billion as of December 31,2001 to (Won)14,968 billion as of December 31, 2002.

Interest expense increased 61.4% from (Won)629 billion in 2001 to (Won)1,015 billion in 2002 due to increased funding costs as a result of higher average balances of interest bearing liabilities resulting from increased borrowings. Interest expense related to Kookmin Credit Card increased 27.7% from (Won)578 billion in 2001 to (Won)739 billion in 2002. In addition, our credit card segment paid interest expense of (Won)276 billion to other segments as funding costs. The increase in interest expense was partially offset by a decrease in average interest rates paid on borrowings by Kookmin Credit Card from 8.17% in 2001 to 7.18% in 2002 and by BC Card from 5.96% in 2001 to 5.00% in 2002.

Provision for loan losses increased 408.1% from (Won)479 billion in 2001 (of which (Won)428 billion related to Kookmin Credit Card) to (Won)2,434 billion in 2002 (of which (Won)1,548 billion related to Kookmin

Credit Card) primarily due to an increase in outstanding credit card balances, higher levels of delinquent balances and increased charge-offs of non-performing balances during 2002. In addition, as a result of increased minimum provisioning ratios required by regulations promulgated by the Financial Supervisory Service and the Financial Supervisory Commission, our provision for loan losses for existing credit card balances and new credit card balances together increased (Won)484 billion (of which (Won)397 billion related to Kookmin Credit Card).

Non-interest income increased 49.0% from (Won)1,193 billion in 2001 to (Won)1,778 billion in 2002. This increase principally resulted from an increase in the average volume of credit card transactions, which led to an increase in fees and commissions received from member merchants, who are charged from 1.5% to 4.5% on transaction amounts based on balance of credit and frequency of usage. The increase also resulted from increased fees levied on customers who fail to pay outstanding balances when due.

Non-interest expense, which includes depreciation and amortization, increased 79.2% from (Won)799 billion in 2001 to (Won)1,432 billion in 2002 primarily due to an increase in the aggregate amount we paid for wages as a result of the full-year impact of having more employees after the merger with H&CB, an increase in payments of fees and commissions, including expenses related to awarding mileage and bonus points to our credit card customers via awards programs, increased losses on sales and increased expenses relating to collecting delinquent balances.

Comparison of 2001 to 2000

Our net income before tax for this segment increased 76.4% from (Won)436 billion in 2000 to (Won)769 billion in 2001.

Interest income increased 50.7% from (Won)984 billion in 2000 to (Won)1,483 billion in 2001. This increase was due to an increase in interest income received from cash advances and installment purchases as a result of increased average volume of outstanding credit card balances. The increase in volume was attributable to the merger with H&CB, as well as growth in the portfolio of Kookmin Credit Card, particularly with respect to cash advances, which was partially offset by the sale of outstanding credit card balances through securitization transactions. Our outstanding credit card balances increased 96.1% from (Won)7,183 billion as of December 31, 2000 (relating to Kookmin Credit Card) to (Won)14,089 billion as of December 31, 2001 (of which (Won)9,405 billion related to Kookmin Credit Card).

Interest expense increased 31.6% from (Won)478 billion in 2000 to (Won)629 billion in 2001 due to increased funding costs resulting from higher average balances. This increase was partially offset by a decrease in average interest rates on our borrowings from 10.09% in 2000 to 7.45% in 2001.

Provision for loan losses increased 323.9% from (Won)113 billion in 2000 to (Won)479 billion in 2001 mainly due to increased average volumes of outstanding credit card balances, higher levels of delinquent balances and increased charge-offs of delinquent balances during 2001. As a result of changes in charge-off policies promulgated by the Financial Supervisory Service, which made it easier for us to charge off loans and thereby allowed us to expand the scope of loans we charged off, we charged off more credit card loans in 2001 than in prior years.

Non-interest income increased 146.5% from (Won)484 billion in 2000 to (Won)1,193 billion in 2001 due principally to an increase in transaction fees received from member merchants.

Non-interest expense increased 81.2% from (Won)441 billion in 2000 to (Won)799 billion in 2001 due to increased marketing expenses and agency fees paid to BC Card as well as individual agents.

Corporate Banking

Our corporate banking segment handles our transactions with private and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, deposits in foreign currencies and foreign currency activities.

	Year ended December 31,						Year ended December 31,
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	2,713	(Won)	2,958	(Won)	3,183	9.0%	7.6%
Interest expense		1,894		2,093		2,296	10.5	9.7
Provision for loan losses		585		742		171	26.8	(77.0)
Non-interest income		183		267		247	45.9	(7.5)
Non-interest expense including depreciation and amortization		330		642		723	94.5	12.6

Net income (loss) before tax (1)		87		(252)		240	N/M	N/M
Income tax (1)(2)		27		(81)		74	N/M	N/M

Net income (1)	(Won)	60	(Won)	(171)	(Won)	166	N/M	N/M

(1)	N/M = not meaningful.
(2)	Portion of income tax allocated to this segment.

Comparison of 2002 to 2001

Our net income before tax for this segment improved from a loss of (Won)252 billion in 2001 to a profit of (Won)240 billion in 2002. For 2001, income tax allocation had a positive effect on net loss from this segment, which was (Won)171 billion.

Interest income from our corporate banking activities increased 7.6% from (Won)2,958 billion in 2001 to (Won)3,183 billion in 2002. This increase was primarily due to a 25.7% increase in average corporate lending volumes from (Won)32,130 billion in 2001 to (Won)40,391 billion in 2002 principally as a result of the full-year impact of the merger with H&CB. This increase was partially offset by the effects of a decrease in average interest rates from 8.63% in 2001 to 7.30% in 2002.

Interest expense represents the internal transfer cost for the use of funds. Interest expense increased 9.7% from (Won)2,093 billion in 2001 to (Won)2,296 billion in 2002. This increase was primarily due to a 12.1% increase in interest expense relating to increased inter-segment borrowing, primarily from our retail banking segment, from (Won)2,025 billion in 2001 to (Won)2,271 billion in 2002 as a result of the increased volume of our corporate loans and the full-year impact of the merger with H&CB. This increase was partially offset by a decline in inter-segment interest rates on such borrowings in line with the general decline in market interest rates.

Provision for loan losses on commercial loans, guarantees and acceptances decreased 77.0% from (Won)742 billion in 2001 to (Won)171 billion in 2002 primarily due to improvements in our corporate loan portfolio as a result of previous charge-offs of non-performing corporate loans and the smaller number of new loans provided to corporate borrowers.

Non-interest income decreased 7.5% from (Won)267 billion in 2001 to (Won)247 billion in 2002, primarily due to the reclassification of certain fees and commissions from the corporate segment to various other segments. This decrease was partially offset by an increase in commissions received in foreign transactions and gain on sales of loans.

Non-interest expense, which includes depreciation and amortization, increased 12.6% from (Won)642 billion in 2001 to (Won)723 billion in 2002 primarily due to an increase in general and administrative expenses resulting from an increase in the aggregate amount we paid for wages as a result of the full-year impact of having more employees after the merger with H&CB, and the full-year impact of the merger on other expenses. The increase was partially offset by a decrease in loss on sale of loans, as our corporate segment did not transfer any loans to special purpose entities in 2002.

Comparison of 2001 to 2000

Our net income before tax for this segment decreased from a profit of (Won)87 billion in 2000 to a loss of (Won)252 billion in 2001. The loss in 2001 was primarily due to increased provisions for loan losses and non-interest expenses related to the merger with H&CB.

Interest income increased 9.0% from (Won)2,713 billion in 2000 to (Won)2,958 billion in 2001. This increase was primarily due to a 17.3% increase in average corporate lending volumes from (Won)26,159 billion in 2000 to (Won)31,104 billion in 2001, which was partially offset by the effects of a decrease in average interest rates from 9.25% in 2000 to 8.63% in 2001. We also engaged in an aggressive promotional campaign to attract small- and medium-sized enterprise customers that enabled us to increase interest income by increasing our market share with respect these customers.

The 10.5% increase in interest expense from (Won)1,894 billion in 2000 to (Won)2,093 billion in 2001 was primarily the result of an increase in inter-segment borrowing from our retail banking segment as a result of the increased volume of our commercial loans and the need to use these funds efficiently. This increase was partially offset by a decline in inter-segment interest rates on such borrowings in line with the general decline in market interest rates. Our corporate banking segment paid (Won)2,025 billion of interest expense to our retail banking segment, demonstrating the importance of those operations as a source of funding for our commercial lending.

Provision for losses on commercial loans, guarantees and acceptances increased 26.8% from (Won)585 billion in 2000 to (Won)742 billion in 2001 primarily due to increased charge-offs and a deterioration in the financial condition of certain large corporate borrowers, including primarily Hynix Semiconductor.

Non-interest income increased 45.9% from (Won)183 billion in 2000 to (Won)267 billion in 2001. The primary reason for the increase was the increase in foreign loan valuations resulting from the appreciation of the Won against the U.S. dollar.

Non-interest expense, which includes deprecation and amortization, increased 94.5% from (Won)330 billion in 2000 to (Won)642 billion in 2001 primarily due to an increase in loss on sale of loans, which were transferred to special purpose entities, amounting to (Won)89 billion, and increased administrative expenses resulting from an increase in loan volumes.

International Banking and Capital Markets

Our international banking and capital markets segment handles our treasury activities and dealing of trading and investment securities as well as raising foreign currency funding through debentures and borrowings in foreign currencies and making loans overseas from our overseas branches and subsidiaries.

	Year ended December 31,						Year ended December 31,
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	2,055	(Won)	1,871	(Won)	2,830	(9.0)%	51.3%
Interest expense		1,838		1,813		3,089	(1.4)	70.4
Provision for loan losses (1)		55		58		(5)	5.5	N/M
Non-interest income		1,891		2,944		3,769	55.7	28.0
Non-interest expense including depreciation and amortization		1,846		2,788		3,110	51.0	11.5

Net income before tax		207		156		405	(24.6)	159.6
Income tax (2)		64		50		123	(21.9)	146.0

Net income	(Won)	143	(Won)	106	(Won)	282	(25.9)%	166.0%

(1)	N/M = not meaningful.
(2)	Portion of income tax allocated to this segment.

Comparison of 2002 to 2001

Our net income before tax for this segment increased 159.6% from (Won)156 billion in 2001 to (Won)405 billion in 2002.

Interest income increased 51.3% from (Won)1,871 billion in 2001 to (Won)2,830 billion in 2002. The increase was primarily due to an increase in interest income from inter-segment lending from our international banking operations to our other segments.

Interest expense increased 70.4% from (Won)1,813 billion in 2001 to (Won)3,089 billion in 2002 due primarily to an increase in interest expense as our capital markets operations borrowed more funds from other segments to fund its investment activities. In addition, interest expense relating to Won-denominated debentures increased from 2001 to 2002 as the average outstanding balance of such instruments increased primarily as a result of the full-year effect of the merger with H&CB. We also borrowed funds in foreign currencies and issued foreign currency-denominated debentures.

Provision for loan losses improved from a provision of (Won)58 billion in 2001 to a net recovery of (Won)5 billion in 2002 primarily due to the recalculation of provisioning levels for these loans (including the reversal of some previously made provisions), the recovery of loans that had been previously charged off and a 12.7% decrease in the outstanding loan balance of foreign currency-denominated inter-bank loans and off-shore loans from (Won)2,323 billion in 2001 to (Won)2,086 billion in 2002.

Non-interest income increased 28.0% from (Won)2,944 billion in 2001 to (Won)3,769 billion in 2002 primarily due to a 87.9% increase in revenues on investment securities, derivatives and traded securities from (Won)157 billion in 2001 to (Won)295 billion in 2002 as a result of improved valuations and gains on sales of those assets. This increase was partially offset by decreases in gains on the stock market stabilization fund and the special fund for corporate bonds and a decrease in fees from foreign currency selling.

Non-interest expense, which includes depreciation and amortization, increased 11.5% from (Won)2,788 billion in 2001 to (Won)3,110 billion in 2002 primarily due to an increase in expenses relating to investment securities from W58 billion in 2001 to (Won)472 billion in 2002 as a result of losses relating to sales and valuations of such securities as a result of the decline in their market values. This increase was partially offset by a decrease in expenses relating to trading securities from (Won)126 billion in 2001 to (Won)28 billion in 2002 as a result of improved valuations and decreased losses on the sales of such securities.

Comparison of 2001 to 2000

Our net income before tax for this segment decreased 24.6% from (Won)207 billion in 2000 to (Won)156 billion in 2001.

Interest income decreased 9.0% from (Won)2,055 billion in 2000 to (Won)1,871 billion in 2001. The primary reason for the decrease was lower interest income from trading and investment securities as a result of lower interest rates in Korea. In addition, our deposits with other banks and financial institutions have decreased as we have used these funds to provide new loans to retail and commercial borrowers at higher interest rates.

Interest expense decreased 1.4% from (Won)1,838 billion in 2000 to (Won)1,813 billion in 2001 due to a decrease in interest expense paid on borrowings from external funding sources as a result of lower interest rates in Korea, including the repayment of certain debt instruments issued at high interest rates during the financial crisis in Korea commencing in late 1997. Our average interest rate decreased from 11.16% in 2000 to 8.39% in 2001.

Provision for loan losses increased 5.5% from (Won)55 billion in 2000 to (Won)58 billion in 2001 as a result of our enhanced credit review process. The charge-off amount increased by (Won)113 billion from (Won)28 billion in 2000 to (Won)141 billion in 2001.

Non-interest income increased 55.7% from (Won)1,891 billion in 2000 to (Won)2,944 billion in 2001 primarily due to an increase in the volume of our derivatives assets in order to hedge risk attributable to foreign exchange rates. In addition, an increase in gain on trading of those assets resulting from foreign exchange rate fluctuations also contributed to this increase.

Non-interest expense increased 51.0% from (Won)1,846 billion in 2000 to (Won)2,788 billion in 2001 due to an increase in volume of derivatives liabilities to hedge risk attributable to foreign exchange rates and an increase in loss on trading of those liabilities resulting from foreign exchange rate fluctuations.

Other

“Other” includes our trust account management operations, the operations within our guaranteed money trust accounts, which are included in our consolidated financial statements under Korean GAAP, and the operations of all of our consolidated subsidiaries except Kookmin Credit Card.

	Year ended December 31,						Year ended December 31,
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	424	(Won)	462	(Won)	454	9.0%	(1.7)%
Interest expense		445		542		358	21.8	(33.9)
Provision for loan losses (1)		358		38		(73)	(89.4)	N/M
Non-interest income (2)		1,050		1,068		962	1.7	(9.9)
Non-interest expense including depreciation and amortization		740		584		1,030	(21.1)	76.4

Net income (loss) before tax (1)	(Won)	(69)	(Won)	366	(Won)	101	N/M	(72.4)%
Income tax (3)		71		80		38	12.7	(52.5)

Net income (1)	(Won)	(140)	(Won)	286	(Won)	63	N/M	(78.0)%

(1)	N/M = not meaningful.
(2)	Including extraordinary income of (Won)175 billion in 2001.
(3)	Portion of income tax allocated to this segment.

Comparison of 2002 to 2001

Our net income before tax for this segment decreased 72.4% from (Won)366 billion in 2001 to (Won)101 billion in 2002.

Interest income decreased 1.7% from (Won)462 billion in 2001 to (Won)454 billion in 2002. The decrease was primarily due to the exclusion of interest income from subsidiaries that we did not consolidate in 2002 because of disposal, liquidation and merger activities involving these subsidiaries, but that were consolidated in 2001. Under Korean GAAP, if a subsidiary is liquidated or sold during a year, then none of that subsidiary’s income or expenses are consolidated with the results of the parent company for any period during that year. In particular, interest income from two leasing companies in which we sold our interests in 2002, Kookmin Leasing Co. and Alpha Capital Corporation, was not consolidated in 2002. This decrease was partially offset by an increase in interest income in our guaranteed trust accounts as a result of the full-year impact of the merger with H&CB.

Interest expense decreased 33.9% from (Won)542 billion in 2001 to (Won)358 billion in 2002 primarily due to the exclusion of interest expense from subsidiaries that we did not consolidate in 2002 because of disposal, liquidation and merger activities involving these subsidiaries, but that were consolidated in 2001. In addition, interest expenses paid on subordinated debt decreased during 2002 as a result of the general decline in market interest rates in Korea from 2001 to 2002.

Provision for loan losses improved from a provision of (Won)38 billion in 2001 to a net recovery of (Won)73 billion in 2002 primarily due to the reversal of a previously made allowance in respect of our guaranteed trust accounts assets as a result of the reversal of provisions that had previously been made by H&CB with respect to its assets that were acquired in the merger and the improvement in the performance of trust assets.

Non-interest income decreased 9.9% from (Won)1,068 billion in 2001 to (Won)962 billion in 2002 primarily due to the exclusion of non-interest income from subsidiaries that we did not consolidate in 2002 but that were consolidated in 2001 and non-recurrence of gain in valuation of our subsidiaries based on the equity-method of accounting which occurred in 2001 but did not occur in 2002. The decrease was partially offset by a 43.9% increase in trust fee and commissions received from our guaranteed trust account from (Won)221 billion in 2001 to (Won)318 billion in 2002 and the reclassification of fee and commission income relating to ATMs (including cash dispensers) from the retail segment where that income was included in 2001 to this segment in 2002.

Non-interest expense, which includes depreciation and amortization, increased 76.4% from (Won)584 billion in 2001 to (Won)1,030 billion in 2002 primarily due to a loss on valuation in our 74.78% interest in Kookmin Credit Card (based on the equity method of accounting) resulting from the decrease in value of that interest as a result of the net loss suffered by Kookmin Credit Card in 2002, a loss on the consolidation of our interest in KB Investment Co., Ltd. and the full-year impact of the merger with H&CB. This increase was partially offset by the exclusion of non-interest expense from subsidiaries that we did not consolidate in 2002 but that were consolidated in 2001.

Comparison of 2001 to 2000

This segment recovered from a net loss before tax of (Won)69 billion in 2000 to a net income before tax of (Won)366 billion in 2001.

Interest income increased 9.0% from (Won)424 billion in 2000 to (Won)462 billion in 2001. This was primarily due to the consolidation of additional subsidiaries as a result of the merger with H&CB.

Interest expense increased 21.8% from (Won)445 billion in 2000 to (Won)542 billion in 2001. This was primarily due to allocation of interest expense of (Won)192 billion paid on subordinated debt into the “Other” segment in 2001. These expenses were included in the international banking and capital markets segment in 2000.

Provision for loan losses decreased 89.4% from (Won)358 billion in 2000 to (Won)38 billion in 2001 mainly due to a reduction in provisions for Kookmin Leasing’s lease financings.

Non-interest income increased 1.7% from (Won)1,050 billion in 2000 to (Won)1,068 billion in 2001.

Non-interest expense decreased 21.1% from (Won)740 billion in 2000 to (Won)584 billion in 2001. The decrease was due to a 79.7% decrease from (Won)158 billion in 2000 to (Won)32 billion in 2001 in subsidies paid on guaranteed trusts from our banking accounts to our trust accounts.

Item 5B.    Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						Year ended December 31,
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)						(% change)
Cash and cash equivalents	(Won)	1,701	(Won)	3,041	(Won)	3,328	78.8%	9.4%
Restricted cash		1,540		4,373		1,580	184.0	(63.9)
Interest-bearing deposits in other banks		1,587		592		564	(62.7)	(4.7)
Call loans and securities purchased under resale agreements		2,491		2,012		229	(19.2)	(88.6)
Trading assets		3,104		6,874		6,368	121.5	(7.4)
Investments (1)		17,702		26,231		24,223	48.2	(7.7)
Loans:
Domestic:
Commercial:
Commercial and industrial		29,795		36,113		40,072	21.2	11.0
Construction		2,168		4,141		6,385	91.0	54.2
Lease financing		592		568		—	(4.1)	(100.0)
Other commercial		1,216		1,669		1,045	37.3	(37.4)
Total commercial		33,771		42,491		47,502	25.8	11.8
Consumer:
Credit cards		8,321		16,751		22,643	101.3	35.2
Mortgages and home equity		8,068		37,194		46,195	361.0	24.2
Other consumer		8,151		23,312		28,066	186.0	20.4
Total consumer		24,540		77,257		96,904	214.8	25.4
Total domestic		58,311		119,748		144,406	105.4	20.6
Foreign:
Commercial and industrial		1,086		1,146		1,426	5.5	24.4
Total foreign		1,086		1,146		1,426	5.5	24.4
Deferred origination costs		38		66		119	73.7	80.3
Less allowance for loan losses		(2,394)		(3,508)		(5,195)	46.5	48.1
Total loans		57,041		117,452		140,756	105.9	19.8
Due from customers on acceptances		1,916		1,887		881	(1.5)	(53.3)
Premises and equipment, net		1,126		1,846		2,121	63.9	14.9
Accrued interest and dividend receivable		1,107		1,160		1,116	4.8	(3.8)
Security deposits		690		1,244		1,337	80.3	7.5
Goodwill and other intangible assets		582		743		631	27.7	(15.1)
Other assets		204		697		965	241.7	38.5

Total assets	(Won)	90,791	(Won)	168,152	(Won)	184,099	85.2%	9.5%

(1)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other investments.

Comparison of 2002 to 2001

Our assets increased 9.5% from (Won)168,152 billion as of December 31, 2001 to (Won)184,099 billion as of December 31, 2002, primarily due to increases in mortgage and home equity loans, other consumer loans and credit card balances.

Our loans (net of loan loss allowances) increased 19.8% from (Won)117,452 billion as of December 31, 2001 to (Won)140,756 billion as of December 31, 2002, primarily reflecting increases in mortgage and home equity loans, credit card balances, retail loans and loans to small- and medium-sized enterprises, as well as other growth in the loan portfolio due to increased loan demand. Mortgage and home equity loans increased 24.2% from (Won)37,194 billion as of December 31, 2001 to (Won)46,195 billion as of December 31, 2002. Credit card balances increased 35.2% from (Won)16,751 billion as of December 31, 2001 to (Won)22,643 billion as of December 31, 2002. Other consumer loans increased 20.4% from (Won)23,312 billion as of December 31, 2001 to (Won)28,066 billion as of December 31, 2002. Commercial and industrial loans increased 11.0% from (Won)36,113 billion as of December 31, 2001 to (Won)40,072 billion as of December 31, 2002. The growth in our total assets was partially offset by a (Won)2,793 billion decrease in restricted cash from (Won)4,373 billion as of December 31, 2001 to (Won)1,580 billion as of December 31, 2002, a (Won)2,514 billion decrease in trading assets and investments, a (Won)1,783 billion decrease in call loans and securities purchased under resale agreements from (Won)2,012 billion as of December 31, 2001 to (Won)229 billion as of December 31, 2002 and a (Won)1,006 billion decrease in due from customers on acceptances from (Won)1,887 billion as of December 31, 2001 to (Won)881 billion as of December 31, 2002.

Comparison of 2001 to 2000

Our assets increased 85.2% from (Won)90,791 billion as of December 31, 2000 to (Won)168,152 billion as of December 31, 2001 principally due to the merger with H&CB. Excluding the fair market value of the assets acquired from H&CB as of November 1, 2001 of (Won)68,269 billion, our assets increased 10.0% from (Won)90,791 billion as of December 31, 2000 to (Won)99,883 billion as of December 31, 2001, primarily due to increases in consumer loans and credit card balances.

Our loans (net of loan loss allowances) increased 105.9% from (Won)57,041 billion as of December 31, 2000 to (Won)117,452 billion as of December 31, 2001. This increase was attributable principally to the merger with H&CB, as well as growth in the loan portfolio of the former Kookmin Bank due to increased loan demand. Commercial and industrial loans increased 21.2% from (Won)29,795 billion as of December 31, 2000 to (Won)36,113 billion as of December 31, 2001. Credit card balances increased 101.3% from (Won)8,321 billion as of December 31, 2000 to (Won)16,751 billion as of December 31, 2001. Mortgage and home equity loans increased 361.0% from (Won)8,068 billion as of December 31, 2000 to (Won)37,194 billion as of December 31, 2001. Other consumer loans increased 186.0% from (Won)8,151 billion as of December 31, 2000 to (Won)23,312 billion as of December 31, 2001. The growth in our total assets was also partially attributable to a (Won)12,299 billion increase in trading assets and investments and a (Won)2,833 billion increase in restricted cash from (Won)1,540 billion as of December 31, 2000 to (Won)4,373 billion as of December 31, 2001. These increases also resulted principally from the merger with H&CB.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						Year ended December 31,
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)						% change
Deposits
Interest bearing	(Won)	54,201	(Won)	110,895	(Won)	118,654	104.6%	7.0%
Non-interest bearing		1,982		4,141		3,745	108.9	(9.6)
Call money		581		2,701		306	364.9	(88.7)
Trading liabilities		718		287		625	(60.0)	117.8
Acceptances outstanding		1,916		1,887		881	(1.5)	(53.3)
Other borrowed funds		6,369		10,812		15,856	69.8	46.7
Accrued interest payable		2,311		4,617		4,463	99.8	(3.3)
Secured borrowings		1,468		5,501		7,864	274.7	43.0
Long-term debt		14,797		16,626		20,165	12.4	21.3
Other liabilities		2,482		2,742		2,634	10.5	(3.9)

Total liabilities	(Won)	86,825	(Won)	160,209	(Won)	175,193	84.5%	9.4%

Minority interest		221		308		71	39.4	(76.9)
Common stock		1,498		1,588		1,641	6.0	3.3
Additional paid-in capital		1,242		4,960		5,146	299.4	3.8
Other		1,005		1,087		2,048	8.2	88.4

Stockholders’ equity		3,745		7,635		8,835	103.9	15.7

Total liabilities, minority interest and stockholders’ equity	(Won)	90,791	(Won)	168,152	(Won)	184,099	85.2%	9.5%

Comparison of 2002 to 2001

Our total liabilities increased 9.4% from (Won)160,209 billion as of December 31, 2001 to (Won)175,193 billion as of December 31, 2002, principally due to increases in interest bearing deposits, other borrowed funds and long-term debt.

Our interest bearing deposits increased 7.0% from (Won)110,895 billion as of December 31, 2001 to (Won)118,654 billion as of December 31, 2002, primarily due to increases in savings deposits, certificates of deposit and other time deposits. These increases were primarily attributable to growth in demand for our deposit services and an increased use of these funding sources due to their relatively lower cost.

Other borrowed funds increased 46.7% from (Won)10,812 billion as of December 31, 2001 to (Won)15,856 billion as of December 31, 2002 due primarily to increases in Won-denominated short-term debentures.

Long-term debt increased 21.3% from (Won)16,626 billion as of December 31, 2001 to (Won)20,165 billion as of December 31, 2002 due primarily to increases in long-term Won-denominated finance debentures.

The 43.0% increase in secured borrowings from (Won)5,501 billion as of December 31, 2001 to (Won)7,864 billion as of December 31, 2002 was due primarily to new asset securitization transactions Kookmin Credit Card entered into in 2002.

Our stockholders’ equity increased by 15.7% from (Won)7,635 billion as of December 31, 2001 to (Won)8,835 billion as of December 31, 2002. This increase resulted principally from an increase in retained earnings, which was attributable to an increase in voluntary reserves.

Comparison of 2001 to 2000

Our total liabilities increased 84.5% from (Won)86,825 billion as of December 31, 2000 to (Won)160,209 billion as of December 31, 2001. The increase was primarily due to the merger with H&CB. Excluding the fair market value of liabilities assumed from H&CB as of November 1, 2001 of (Won)64,780 billion, our total liabilities increased 9.9% from (Won)86,825 as of December 31, 2000 to (Won)95,429 billion as of December 31, 2001.

Our interest bearing deposits increased 104.6% from (Won)54,201 billion as of December 31, 2000 to (Won)110,895 billion as of December 31, 2001, primarily due to increases in savings deposits, time deposits other than certificates of deposit and mutual installment deposits. These increases resulted principally from the merger with H&CB.

The 274.7% increase in secured borrowings from (Won)1,468 billion as of December 31, 2000 to (Won)5,501 billion as of December 31, 2001 was due primarily to new asset securitization transactions we entered into in 2001, as well as the merger with H&CB.

Other borrowed funds increased 69.8% from (Won)6,369 billion as of December 31, 2000 to (Won)10,812 billion as of December 31, 2001 due primarily to increases in short-term debentures, borrowings in foreign currencies and borrowings by our subsidiaries from other financial institutions. These increases were attributable principally to the merger with H&CB.

Our stockholders’ equity increased by 103.9% from (Won)3,745 billion as of December 31, 2000 to (Won)7,635 billion as of December 31, 2001. This increase resulted principally from an increase in paid in capital, which was attributable to the issuance of our common stock to former stockholders of H&CB in the merger. See “—Capital Adequacy” below.

For further information on our sources of funding, see “Item 4B—Business Overview—Assets and Liabilities—Funding.”

Liquidity

Since we are a retail bank, our primary source of funding (which includes deposits, long-term debt, borrowings from the Bank of Korea and other short-term borrowings, secured borrowings and call money) has historically been and continues to be customer deposits. Deposits amounted to (Won)56,183 billion, (Won)115,036 billion and (Won)122,399 billion as of December 31, 2000, 2001 and 2002, which represented approximately 70.8%, 76.3% and 73.5% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. We also use cash and cash equivalents, payments on loans and sales of short-term securities to meet our liquidity needs. Other sources of liquidity available to us include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to (Won)6,950 billion, (Won)13,513 billion and (Won)16,162 billion as of December 31, 2000, 2001 and 2002 and represented 8.8%, 9.0% and 9.7% of our total funding, respectively. These types of borrowings have maturities of less than one year.

The Financial Supervisory Commission of Korea requires each Korean bank to maintain specific Won and foreign currency liquidity ratios. These ratios require us to keep the ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4B—Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

We are exposed to liquidity risk arising from withdrawals of deposits and maturities of our borrowings, as well as the need to fund our lending, trading and investment activities and the management of our trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.”

Credit-Related Commitments and Other Off-Balance Sheet Arrangements

We are involved in the following types of off-balance sheet arrangements, including guarantees for loans, debentures, trade financing arrangements and guarantees for other financings. The following table sets forth our other contractual commitments as of the dates indicated.

	As of December 31,
	2000	2001	2002
	(in billions of Won)
Guarantees (1)	979	1,128	806
Commercial letters of credit	1,017	1,328	1,244
Unused lines of credit:
Commercial (2)	13,726	23,408	23,732
Credit Card (3)	36,392	73,798	79,140
Consumer	5,350	6,968	3,775

(1)	See Note 35 of our consolidated financial statements.
(2)	The merger played a major role in an increase of overall credit-related commitments. The increase in commercial unused lines of credit as of December 31, 2001 was primarily due to an increase in unused lines of credit for general loans and liquidity support for asset securitization vehicles. The unused line of credit for general loans was (Won)4,129 billion, (Won)5,596 billion and (Won)1,499 billion as of December 31, 2000, 2001 and 2002, respectively. Liquidity for asset securitization vehicles was (Won)2,667 billion, (Won)7,434 billion and (Won)5,809 billion as of December 31, 2000, 2001 and 2002, respectively. Includes commitments to extend credit with respect to borrowings that have a maturity of more than one year, which amounted to (Won)4,261 billion as of December 31, 2002.
(3)	Relates to the unused credit card limits that may be cancelled by us at any time.

We enter into credit-related financial instruments with off-balance sheet risk in our normal course of business. The primary purpose of those instruments is to ensure that we can make funds available to our customers as required. For additional information regarding these credit-related commitments, see Note 35 to our financial statements.

Capital Adequacy

The following discussion and the figures therein are based on the Korean GAAP statistics we prepared for regulatory reporting purposes in Korea. We are subject to Financial Supervisory Commission capital adequacy requirements, which have been formulated based on, and are consistent in all material respects with, the capital adequacy accord reached by the Basle Committee of Banking Supervision, Bank for International Settlements in 1988. We are required to maintain a minimum ratio of total capital to risk-weighted assets, as determined by a specified formula, of 8.0%. The Bank for International Settlements has recently adopted changes to its capital adequacy standards to take into account market risk from equity securities, foreign exchange and derivative instruments held by banks. These changes became applicable to most Korean banks commencing in 2002. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

As of December 31, 2002, our capital adequacy ratio was 10.41%, compared to 10.23% as of December 31, 2001. This increase resulted from increases in our retained earnings and our total core and supplementary capital and our issuance of subordinated notes.

As of December 31, 2001, our capital adequacy ratio was 10.23%, compared to 11.18% as of December 31, 2000. Our capital increased substantially in 2001 as a result of the merger with H&CB,

in connection with which we issued 119,922,229 shares of our common stock to former stockholders of H&CB and we acquired a significant amount of subordinated debt from H&CB. However, the increase in our capital was outpaced by the increase in our risk-weighted assets resulting from the merger.

At the time of the merger with H&CB, we issued 179,775,233 shares of our common stock to holders of former Kookmin Bank shares such that they received one of our shares for every 1.688346 shares of former Kookmin Bank they owned. The number of shares of common stock issued and per share information prior to November 1, 2001 discussed below have been restated for the merger ratios.

In November 2002, a subsidiary of Goldman Sachs Capital Koryo exercised its right to convert $200 million in convertible bonds into shares of our common stock. As a result of this conversion, we issued an additional 10,581,269 shares of our common stock, and our stockholders’ equity increased by (Won)234 billion.

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2000, 2001 and 2002.

	As of December 31,
	2000		2001		2002 (1)
	(in billions of Won, except percentage)
Tier I capital:	(Won)	3,843	(Won)	8,141	(Won)	9,178
Paid-in capital		1,698		1,498		1,641
Capital reserves		1,470		5,568		5,791
Retained earnings		708		1,516		2,462
Minority interests in consolidated subsidiaries		215		309		252
Others		(248)		(750)		(968)
Tier II capital:		2,455		3,653		5,319
Revaluation reserves		177		177		177
Allowance for loan losses (2)		349		720		1,499
Subordinated debt (3)		1,919		2,715		3,562
Valuation gain on investment securities		10		41		81
Investment in non-consolidated equity investees (4)		—		(43)		(58)
Total core and supplementary capital		6,298		11,751		14,439
Risk-weighted assets:		56,347		114,849		138,703
On-balance sheet		52,703		108,695		132,946
Off-balance sheet		3,644		6,154		4,929
Market risk		—		—		828
Capital adequacy ratio:		11.18%		10.23%		10.41%
Tier I capital		6.82		7.09		6.62
Tier II capital		4.36		3.18		3.79

(1)	The method of calculating our capital and capital adequacy ratios was changed in 2002. Had we calculated these ratios based on the calculation method in use as of December 31, 2001, our Tier 1 capital ratio would have been 6.66%, our Tier 2 capital ratio would have been 3.86% and our capital adequacy ratio would have been 10.47%.
(2)	Reserves for possible loan losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent they represent up to 1.25% of risk-weighted assets.
(3)	The subordinated debt representing 50% of Tier I capital is used in the calculation of Tier II capital.
(4)	Equity investees engaged in banking and financial activities of which we own more than 15% are deducted from total capital, not deducted directly from Tier I and Tier II pursuant to the guidelines of the Financial Supervisory Service.

In January 2000, we repurchased 8,000,000 shares of preferred stock at par and, as a result, 32,000,000 shares were still held by the Korea Deposit Insurance Corporation at December 31, 2000.

In January 2001, we repurchased an additional 8,000,000 shares of preferred stock at par, which reduced our capital base and our capital adequacy ratios by 0.07% based on our financial condition as of December 31, 2000. We repurchased the remaining 24,000,000 shares of preferred stock at par in 2001, prior to the merger with H&CB.

In connection with our merger with H&CB, we assumed certain assets that H&CB had received from the Korea Asset Management Corporation and Korea Deposit Insurance Corporation in connection with its acquisition of DongNam Bank in June 1998. As compensation for the acquisition, H&CB received payments of:

•	(Won)10 billion in cash from the Korea Asset Management Corporation and (Won)117 billion of bonds issued by the Korea Asset Management Corporation; and

•	(Won)681 billion of bonds issued by the Korea Deposit Insurance Corporation.

In addition, to make up for the decrease in H&CB’s capital ratio resulting from the acquisition of DongNam Bank, in December 1998, the Korean government, through the Korea Deposit Insurance Corporation, purchased:

•	59,300,000 shares of H&CB’s convertible non-voting preferred stock for an aggregate purchase price of (Won)297 billion, the proceeds from which H&CB used to purchase (Won)297 billion of bonds from the Korea Deposit Insurance Corporation; and

•	(Won)148 billion of H&CB’s subordinated notes due March 2004, for which H&CB received (Won)148 billion of government bonds.

Prior to the merger, H&CB repurchased all of the preferred stock it had previously issued to the Korea Deposit Insurance Corporation.

Recent Accounting Pronouncements

SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”

In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 requires gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent occurrences in Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS No. 145 also amends Statement No. 13 requiring sale-leaseback accounting for certain lease modifications. In addition, SFAS No. 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002; however, the provisions relating to sale-leaseback are effective for transactions after May 15, 2002. The adoption of this statement did not have an impact on our financial position or results of operations.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management’s commitment to an exit plan. In addition, SFAS No. 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of this statement to have a significant impact on our financial position or results of operations.

SFAS No. 147, “Acquisitions of Certain Financial Institutions”

In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions.” SFAS No. 147 provides guidance on the application of the purchase method to acquisitions of financial institutions. In addition, SFAS No. 147 amends SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to include in its scope long-term customer-relationship intangible assets of financial institutions. The goodwill relating to those intangible assets would no longer be amortized but would be subject to periodic impairment testing. SFAS No. 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The adoption of this statement did not have a significant impact on our financial position or results of operations.

SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide two alternative methods of transition for an entity that voluntarily changes its method of accounting for stock-based employee compensation to a fair-value based method. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require prominent disclosures about the effects of using the fair-value method of accounting for stock-based compensation. We expect to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and will provide the prominent disclosures required in the footnotes to the financial statements.

SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies the accounting guidance on (1) derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of SFAS No. 133. SFAS No. 149 also amends certain other existing pronouncements, which will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS No. 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. We are in the process of evaluating the potential impact of adopting SFAS No. 149 on our results of operations.

SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. For private companies, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the fiscal period beginning after December 15, 2003. We are currently assessing the potential impact of SFAS No. 150 on our consolidated financial position and results of operations.

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which addresses the disclosure to be made by a guarantor in its annual financial statements about its obligations under guarantees. FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple events. The disclosure requirements are effective for annual financial statements ending after December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN No. 45 issued or modified after December 31, 2002. We have adopted the disclosure provisions of FIN No. 45, as required, in accounting for our guarantees and indemnifications. These disclosures are presented in Note 35 of our consolidated financial statements. We do not expect that the adoption of the FIN No. 45 recognition and measurement provisions will have a material impact on our financial position or results of operations.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”

In January 2003, the FASB issued FIN No. 46 “Consolidation of Variable Interest Entities,” which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “special purpose entities.” The underlying principle behind the FIN No. 46 is that if a business enterprise has the majority financial interest in an entity that is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. FIN No. 46 also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. FIN No. 46 is effective immediately for variable interest entities created after January 1, 2003 and effective January 1, 2004 for such entities created prior to February 1, 2003. We are assessing the impact that FIN No. 46 will have on our financial position and results of operations.

Selected Financial Information Under Korean GAAP

The selected consolidated financial and other data shown below have been derived from our consolidated financial statements, prepared in accordance with Korean GAAP.

Under Korean GAAP, consolidated financial statements include the accounts of fully- or majority-owned subsidiaries and substantially controlled affiliates that have assets in excess of (Won)7 billion. Substantial control is deemed to exist when the investor is the largest stockholder and owns more than 30% of the investee’s voting shares. Korean GAAP does not require the consolidation of subsidiaries, or substantially controlled affiliates, where activities are dissimilar from ours.

Under Korean GAAP, financial statements of our trust accounts on which we guarantee a fixed rate of return and/or the repayment of principal are consolidated, whereby assets and liabilities of third parties held by such trusts are reflected as part of our consolidated assets and liabilities, and revenues and expenses generated from such third-party assets are reflected in our consolidated statement of operations. Activities between trusts and us are eliminated in consolidation.

Until December 31, 1998, our financial statements were prepared in accordance with the financial accounting standards generally accepted in the Republic of Korea issued by the Financial Supervisory Commission, as modified by the accounting and reporting guidelines prescribed by the Office of Banking Supervision. Beginning January 1, 1999, the financial statements are prepared in accordance with financial accounting standards generally accepted for banking institutions issued by the Korean Securities and Futures Commission.

Capital adequacy ratios have been calculated from the consolidated financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the Financial Supervisory Commission.

Because of significant changes in Korean GAAP, which were applied by us in 1999, 2000, 2001 and 2002, the financial information included herein for those years is not directly comparable with previous periods. We have included narrative disclosure in the footnotes to more clearly identify where significant accounting policy changes have taken place, which line items would be affected and how the balances would be affected. The areas where such significant changes have occurred are as follows:

•	trading and investment securities;

•	deferred taxation;

•	guarantees and acceptances (including allowances for losses); and

•	provision for loan losses.

Consolidated Income Statement Data under Korean GAAP

	Year ended December 31,

	1998		1999		2000		2001 (1)		2002		2002 (2)
	(in billions of Won, except per common share data)										(in millions of US$, except per common share data)
Interest income	(Won)	6,062	(Won)	6,853	(Won)	6,788	(Won)	8,304	(Won)	13,088	$11,033
Interest expense		4,762		5,029		4,947		5,502		7,008	5,908

Net interest income		1,300		1,824		1,841		2,802		6,080	5,125
Provision for possible loan losses (3)		—		1,387		916		1,414		3,196	2,694

Net interest income after provision for possible loan losses		1,300		437		925		1,388		2,884	2,431
Non-interest revenue (4)		2,353		2,886		3,753		5,325		5,775	4,868
Non-interest expense (5)		3,754		3,131		3,514		5,177		6,703	5,650
Operating income		(101)		192		1,164		1,536		1,956	1,649
Non-operating loss, net		(344)		(88)		(30)		(180)		(138)	(116)

Net (loss) income before income tax expense		(445)		104		1,134		1,356		1,818	1,533
Income tax expense (6)		1		121		448		560		612	516

Net (loss) income before consolidation adjustments		(446)		(17)		686		796		1,206	1,017
Minority interest in earnings of consolidated subsidiaries		135		(4)		(94)		(121)		65	54
Other (7)		(11)		(7)		—		162		—	—

Net income	(Won)	(322)	(Won)	(28)	(Won)	592	(Won)	837	(Won)	1,271	$1,071

Per common share data:
Earnings per share-basic	(Won)	(3,296)	(Won)	(184)	(Won)	3,330	(Won)	4,188	(Won)	4,001	$3.37
Earnings per share-diluted (8)		(3,218)		(123)		2,849		4,003		4,001	3.37
Cash dividends per common share (9)		200		50		500		100		1,000	0.84
Stock dividends per common share		—		—		—		300		—	—

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,186.3 to US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	The provision for possible loan losses was included in non-interest expense in 1998. The amount of the provision was (Won)265 billion and (Won)1,274 billion, respectively. The methodology we use to calculate the provision for loan losses was revised in 1999, which resulted in the recognition of a significantly higher provision. The revised guidelines require us to consider not only delinquencies and bankruptcies but also a borrower’s future capacity to repay, including the borrower’s management, current financial position and future cash flows.
(4)	Non-interest revenue includes fees and commission income, dividends on securities, gains on security valuations and disposals, gains on foreign currency transactions and gains from derivative transactions.
(5)	Non-interest expense is composed of fees and commissions paid or payable, general and administrative expenses, losses on security valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.
(6)	Prior to 1999, there was no requirement to use a deferred method of accounting for income taxes. The cumulative effect of adopting the revised standards as of January 1, 1999 was to debit opening retained earnings by (Won)26 billion, which reflected the net deferred tax liabilities that would have been recognized as of December 31, 1998. We did not restate prior periods. The effect of adopting the revised standards for the year ended December 31, 1999 was to decrease net income by (Won)28 billion and to recognize deferred tax liabilities of (Won)54 billion as of December 31, 1999.

(7)	Prior to 2000, we recorded changes of equity interest in subsidiaries due to additional share issuance by these companies as consolidation adjustments and amortized the balances over 5 years using the straight-line method. From 2000, in accordance with the revised accounting standards for the consolidated financial statements, such changes of equity interest are recorded in consolidated capital surplus.
(8)	A diluted earnings per share measure was only required to be disclosed from 1999. Prior to this, only a basic earnings per share amount was required to be disclosed.
(9)	Ratios represent the periods to which the dividends relate.

Consolidated Balance Sheet Data under Korean GAAP

	As of December 31,
	1998		1999		2000		2001(1)		2002		2002(2)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	(Won)	5,766	(Won)	5,317	(Won)	6,403	(Won)	7,843	(Won)	4,791	$4,039
Foreign exchange (3)		764		—		—		—		—	—
Loans (4)		37,659		45,587		60,462		118,982		138,456	116,712
Less: allowance for doubtful accounts (5)		—		(2,367)		(2,250)		(2,641)		(3,312)	(2,792)
Call loans (6)		1,021		—		—		—		—	—
Trading securities (7)		—		4,250		3,806		11,634		9,273	7,817
Investment securities (7)		23,637		14,528		16,839		26,653		27,589	23,256
Customers’ liabilities on guarantees (8)		2,641		—		—		—		—	—
Premises and equipment, net		2,847		1,621		1,452		3,291		3,360	2,832
Other assets (9)		7,584		4,015		4,386		6,837		6,969	5,875
Consolidation adjustment Debit		56		29		—		—		—	—

Total assets		81,975		72,980		91,098		172,599		187,126	157,739

Deposits		42,547		44,538		57,979		120,449		126,891	106,964
Borrowings (10)		24,273		10,315		9,649		17,073		15,473	13,043
Call money (11)		466		—		—		—		—	—
Guarantees outstanding (8)		2,641		—		—		—		—	—
Allowance for possible loan losses (12)		3,809		—		—		—		—	—
Debentures		—		9,313		11,648		13,861		23,450	19,767
Other liabilities (13)		5,240		5,305		7,571		11,939		10,957	9,236

Total liabilities		78,976		69,471		86,847		163,322		176,771	149,010

Minority interests in consolidated subsidiaries		32		21		215		309		252	212
Stockholders’ equity		2,967		3,488		4,036		8,968		10,103	8,517

Total liabilities, minority interest and stockholders’ equity	(Won)	81,975	(Won)	72,980	(Won)	91,098	(Won)	172,599	(Won)	187,126	$157,739

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,186.3 to US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	Foreign exchange represents holdings of foreign currency and bills bought in foreign currencies. In 1999 and 2000, holdings of foreign currency and bills bought in foreign currencies were included in cash and due from banks and loans, respectively. The amounts of foreign currency and bills bought in foreign currencies as of December 31, 1999 were (Won)60 billion and (Won)827 billion, respectively. As of December 31, 2000, the amounts were (Won)74 billion and (Won)925 billion, respectively. As of December 31, 2001, the amounts were (Won)147 billion and (Won)1,006 billion, respectively. As of December 31, 2002, the amounts were (Won)187 billion and (Won)756 billion, respectively.

(4)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets.
(5)	The amount of allowance for doubtful accounts as of December 31, 1998 was (Won)2,273 billion. The allowance was disclosed within allowance for possible loan losses until 1998. The allowance for loan losses prior to December 31, 1999 was provided based on credit risk classifications of the loan portfolio in accordance with guidelines issued by the Financial Supervisory Commission. Estimated loan losses were determined by applying certain percentages to each credit risk classification. Under revised Korean GAAP, effective as of December 31, 1999, the Financial Supervisory Commission requires allowances to fully reflect a borrower’s future capacity to repay using forward-looking criteria, rather than solely past performance, by applying the internal credit grading system developed by the reporting bank. The forward-looking criteria are applied only to large-sized corporate loans (loan exposure greater than (Won)3 billion), while consumer loans and small-sized corporate loans were classified by considering number of days delinquent, secured amounts, and possibility of collection. Pursuant to the regulations promulgated by the Financial Supervisory Commission, loans are classified as normal, precautionary, substandard, doubtful or estimated loss, and the allowance for loan losses is determined by applying a percentage within a certain range to those classifications.
(6)	From 1999, call loans are included in loans. The amount of call loans at December 31, 1999, 2000, 2001 and 2002 was (Won)377 billion, (Won)991 billion, (Won)1,497 billion and (Won)319 billion, respectively.
(7)	Under Korean GAAP effective in 1998 and until the following revision, debt securities denominated in Won were stated at acquisition cost. We accounted for all other debt and marketable equity securities on a basis similar to U.S. GAAP. The effect of changing the valuation method for equity securities from the lower of cost or market value to market value was to decrease the net loss in 1998 by (Won)1 billion. Under Korean GAAP effective for periods beginning after December 12, 1998, all debt securities and marketable equity securities are accounted for on a similar basis to U.S. GAAP. However, adjustments for impairment can be reversed up to the original cost of the investment.
(8)	From 1999, guarantees and acceptances for which the amounts were determined had been recorded as customers’ liabilities on guarantees and guarantees outstanding on the balance sheet until 1998. From 1999, such amounts do not appear on the balance sheet but are recorded as an off-balance sheet item in the notes to our consolidated financial statements. The amounts of guarantees and acceptances at December 31, 1999, 2000, 2001 and 2002, were (Won)2,111 billion, (Won)3,060 billion, (Won)2,825 billion and (Won)1,048 billion respectively.
(9)	Other assets include leasehold deposits, accounts receivables, accrued interest income, prepaid expenses and unsettled debit of domestic exchange (which represents outstanding balances due from other banks generated in the process of fund settlements of domestic exchange, such as checks, bills, drafts, remittance exchange, ATM use and credit card network). Until 1998, leasehold deposits were recorded as premises and equipment. From 1999, such amounts are recorded as other assets on the balance sheet. Accumulated depreciation was recorded within allowance for possible loan losses until 1998, but from 1999 such amounts are recorded as a deduction from premises and equipment. The amount of accumulated depreciation as of December 31, 1998 was (Won)471 billion.
Credit	card accounts, payments on guarantees and purchases of securities under agreements to resell (resale agreements) were included in other assets until 1998. The amount of credit card assets was (Won)2,669 billion, (Won)6,214 billion, (Won)14,089 billion and (Won)14,968 billion as of December 31, 1999, 2000, 2001 and 2002, respectively. The amount of payments on guarantees was (Won)333 billion, (Won)241 billion, (Won)200 billion and (Won)53 billion as of December 31, 1999, 2000, 2001 and 2002, respectively. The amount of resale agreements was (Won)100 billion, (Won)1,500 billion, (Won)640 billion and nil as of December 31, 1999, 2000, 2001 and 2002, respectively.
(10)	Borrowings consist mainly of borrowings from the Bank of Korea, the Korean government and other banking institutions.
(11)	Call money is included in borrowings at December 31, 1999, 2000, 2001 and 2002. The balance of call money as of those dates was (Won)974 billion, (Won)762 billion, (Won)2,701 billion and (Won)306 billion, respectively.
(12)	Allowance for possible loan losses and accumulated depreciation were recorded as provisions until 1998. From 1999, however, such amounts are recorded as deductions from the loans and premises and equipment balances, respectively.
(13)	Under Korean GAAP, effective as of December 31, 1999, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Provisions are only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. The amounts of allowance as of December 31, 1999, 2000, 2001 and 2002 were (Won)28 billion, (Won)37 billion, (Won)44 billion and (Won)2 billion respectively. These amounts are included in other liabilities.

Profitability and Other Ratios under Korean GAAP

	Year ended December 31,
	1998	1999	2000	2001	2002
	(percentages)
Net income as a percentage of:
Average total assets (1)	(0.62)%	(0.04)%	0.72%	0.76%	0.71%
Average stockholders’ equity (1)	(14.22)	(0.93)	15.74	15.47	11.47
Dividend payout ratio (2)	—	—	25.16	14.32	25.58
Net interest spread (3)	2.59	2.40	2.14	2.11	3.93
Net interest margin (4)	2.73	2.73	2.45	2.59	3.87
Efficiency ratio (5)	102.76	66.48	62.82	63.51	56.54
Cost-to-average assets ratio (6)	7.31	4.49	4.28	4.67	3.75
Fee income as a percentage of total income (7)	10.76	8.13	13.95	15.5	13.10

(1)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(2)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(3)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Net interest margin represents the ratio of net interest income to average interest earning assets.
(5)	Cost-to-income ratio represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Cost-to-average assets ratio represents the ratio of non-interest expense to average total assets.
(7)	Fee income represents income other than interest income and other operating income, and excludes fees and commissions classified in those categories under Korean GAAP.

Capital Ratios under Korean GAAP

	As of December 31
	1998	1999	2000	2001	2002
	(percentages)
Tier I capital adequacy ratio (1)	5.65	7.26	6.82	7.09	6.62
Tier II capital adequacy ratio (1)	4.45	4.12	4.36	3.18	3.79
Average stockholders’ equity as a percentage of average total assets	4.40	4.33	4.58	4.88	6.20

(1)	The capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which guidelines are consistent with the capital adequacy accord reached by the Basle Committee of Banking Supervision, Bank for International Settlements in all material respects. The computation is prepared on a consolidated Korean GAAP basis.
(2)	The method of calculating our capital and capital adequacy ratios was changed in 2002. Had we calculated these ratios based on the calculation method in use as of December 31, 2001, our Tier 1 capital ratio would have been 6.66%, our Tier 2 capital ratio would have been 3.86% and our capital adequacy ratio would have been 10.47%.

Credit Portfolio Ratios under Korean GAAP

	As of December 31
	1998		1999		2000		2001		2002
	(in billions of Won, except percentages)
Non-performing loans (1)	(Won)	3,883	(Won)	4,887	(Won)	3,921	(Won)	3,925	(Won)	4,126

Non-performing loans as a percentage of total loans		9.30%		10.72%		6.49%		3.30%		2.98%
Non-performing loans as a percentage of total assets		5.10		6.70		4.30		2.27		2.20
Allowance for loan losses as a percentage of non- performing loans		51.48		43.53		48.97		46.96		40.04
Allowance for loan losses as a percentage of total loans		5.45		5.19		3.72		2.22		2.38
Non-performing credits as a percentage of total credits (2)		9.17		10.52		6.28		3.26		2.96
Won loans as a percentage of Won deposits (3)		85.98		92.48		97.86		97.36		95.20
Precautionary loans as a percentage of total loans		13.56		6.19		4.71		3.67		5.50
Precautionary and below loans as a percentage of total loans (4)		22.86		16.91		11.20		6.97		8.48
Precautionary and below loans as a percentage of total assets (4)		12.53		10.56		7.43		4.80		6.27
Allowance for loan losses as a percentage of precautionary and below loans (4)		22.14		28.28		29.46		25.24		19.37

(1)	Non-performing loans are defined in accordance with regulatory guidance in Korea. Until 1998, we classified credit quality into the following five categories according to standards defined by the Office of Banking Supervision: normal, precautionary, substandard, doubtful and estimated loss. Non-performing loans were defined as loans classified as substandard, doubtful and estimated loss. In 1999, in addition to classifying credit quality into the five categories in accordance with standards defined by the Financial Supervisory Commission, we also took into account the repayment capability of borrowers. Since 1999, the Financial Supervisory Commission has changed the definition of non-performing loans based on new classification criteria for the soundness of a bank’s assets. Non-performing loans are still defined as substandard, doubtful and estimated loss, but certain adjustments are now made to substandard credits. Since 2000, regardless of default on interest payments, loans to workout companies are classified using the same strict standards as those applied to the other companies. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks.”
(2)	Credits include loans and confirmed guarantees and acceptances provided from our trust accounts (including bills purchased and privately placed debentures), as well as the total loan portfolio of the banking accounts. Loans, as defined for Korean GAAP purposes, include loans provided from our trust accounts (including bills purchased and privately placed debentures), as well as the total loan portfolio of the banking accounts.
(3)	Under Korean GAAP, Won loans do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower. Including these items, our ratios as of December 31, 1999, 2000, 2001 and 2002 would have been 94.73%, 99.16%, 95.77% and 108.67%, respectively.
(4)	As defined by the Financial Supervisory Commission.

Reconciliation with Korean GAAP

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarized in Note 1 to our consolidated financial statements. These principles and policies differ in some respect from generally accepted accounting principles applicable in Korea. The following are reconciliations of net income and stockholders’ equity of the consolidated statements with Korean GAAP.

	2002
	(in millions of Won)
U.S. GAAP net income	(Won)	1,251,741

1. Provision for loan losses, guarantees and acceptances		717,000
2. Sale of loans to the Korea Asset Management Corporation		146
3. Deferred loan costs		(54,402)
4. Equity method investments		(38,895)
5. Securities and hedging derivatives accounting		(185,415)
6. Other loan sale accounting		78,273
8. Merger with Korea Long Term Credit Bank		(10,637)
9. Reversal of amortization of present value discounts		23,021
11. Foreign currency translation		(67,939)
12. Merger with H&CB		(163,392)
13. Minority interest		(145,912)
14. Disposition of subsidiaries		(189,693)
15. Others		(20,439)

Total of adjustments		(58,284)
Tax effect of adjustments		77,851

Korean GAAP net income	(Won)	1,271,308

U.S. GAAP stockholders’ equity	(Won)	8,835,449

1. Provision for loan losses, guarantees and acceptances		108,750
2. Sale of loans to the Korea Asset Management Corporation		(22,307)
3. Deferred loan costs		(116,724)
4. Equity method investments		(67,928)
5. Securities and hedging derivatives accounting		(9,346)
6. Other loan sale accounting		(201,136)
7. Fixed assets		322,894
8. Merger with Korea Long Term Credit Bank		374,744
9. Reversal of amortization of present value discounts		129,328
10. Reversal of dividends		(426,637)
11. Foreign currency translation		5,679
12. Merger with H&CB		914,243
13. Minority interest		252,355
15. Others		(13,615)

Total of adjustments		1,250,300
Tax effect of adjustments		269,352

Korean GAAP stockholders’ equity	(Won)	10,355,101

The following is a summary of the significant adjustments made to consolidated net income and stockholders’ equity to reconcile the U.S. GAAP results with Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

1.	We have established the U.S. GAAP loan loss allowance for impaired non-homogeneous loans based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate, (2) the fair value of the collateral if the loan is collateral dependent or (3) observable market prices if available. For small balance homogeneous impaired loan portfolios and consumer loans, we have established the allowance for the loan losses based on an evaluation of the historical performance of the loan portfolios. Allowance for loans that are not impaired is based principally on historical migration patterns. Other factors that management considers when establishing reserves for loans include, but are not limited to, global and local economic events, delinquencies, changes in underwriting and changes in credit monitoring policies. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

Under Korean GAAP, the allowance for loan losses is generally established based on the classification guidelines promulgated by the Financial Supervisory Commission, which require that the minimum allowance be established based on the classification of the loan. We used these guidelines in establishing the minimum reserves. Starting in 1999, we also established voluntary additional reserves on the individual credits to develop a certain level of consistency with international banking practices. Our reserve is established based on the following percentages as of December 31, 2002:

	2002
	Corporate Loans	Consumer Loans	Credit Card Loans
	(percentages)
Normal	0.50%	0.75%	1.00%
Precautionary	2.00%	8.00%	12.00%
Substandard	20.00%	20.00%	20.00%
Doubtful	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%

This adjustment also reflects the offsetting effects of (1) the consolidation of our trust accounts, which include loans and related reserves under Korean GAAP and (2) the deconsolidation of certain securitized loans and related reserves, which we recorded as sales under Korean GAAP.

2.	Prior to fiscal year 1999, we sold a number of non-performing loans to the Korea Asset Management Corporation. The Korea Asset Management Corporation can put back certain loans to us when the performance requirements of such loans are not met. Under U.S. GAAP, we have recognized estimated possible losses as recourse liabilities at the date of sales, which are periodically updated. These estimates are based on portfolio loss history and character of certain specific credits. Under Korean GAAP, recognition of probable future losses related to the put-back options was not required. Effective January 1, 2001, recognition of probable future losses was required with respect to specific credits.

3.	Under U.S. GAAP, certain employee and other costs associated with originating loans are deferred and amortized as a yield adjustment over the life of the related loans, net of any related fees received. These costs relate to direct loan origination activities performed by the Bank which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction. Korean GAAP requires these origination fees to be recognized in income or expense when received or paid and does not provide for deferral.

4.	In our consolidated financial statements under U.S. GAAP, we must include a proportionate share of the results of operations of our investments accounted for under the equity method, which is also presented on a U.S. GAAP basis. Consequently, the results of each of our equity method investments have been affected by the conversion from each investment’s respective local GAAP to U.S. GAAP.

5.	Under U.S. GAAP, decreases in fair value with respect to securities classified as available-for-sale or held-to-maturity below the cost basis of an individual security and deemed to be other-than-temporary must be written off through a charge to income. In determining whether a decrease in fair value is other-than-temporary, the following are considered: the length of time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Under Korean GAAP, such a decrease must be determined to be permanent before a charge is made to income.

Under U.S. GAAP, to qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively. Under Korean GAAP, the criteria that must be met in order to apply hedge accounting are less prescriptive. None of the derivatives applied for cash flow hedge accounting under Korean GAAP has been qualified for cash flow hedge accounting under U.S. GAAP. This adjustment reflects the effects of the reversal of the hedge accounting treatment under Korean GAAP.

6.	Under U.S. GAAP, the transfer of loans is recorded as a sale if specific and prescriptive criteria are met relating to the transferor’s relinquishing control. If these criteria are not met, the transfer is treated as a secured borrowing. Certain loan transfers (including those in connection with asset securitization transactions) that qualified for derecognition as sales under Korean GAAP did not meet U.S. GAAP criteria for derecognition as sales.

7.	In 1972, 1979, 1983 and 1997, we revalued certain fixed assets in accordance with Korean GAAP with the revaluation increment credited to capital surplus. As a result of this revaluation, depreciation expense on these assets was adjusted to reflect the increased basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense should be based on historical cost. As part of our normal operations, we occasionally dispose of fixed assets. Due to the difference in carrying value under U.S. GAAP and Korean GAAP noted above, there was an adjustment to reflect the gain or loss from the U.S. GAAP historic cost basis as opposed to the Korean GAAP carrying value.

The estimated useful lives of fixed assets under Korean GAAP are different from U.S. GAAP. As a result, depreciation expense was adjusted to reflect this difference.

8.	In accordance with Korean GAAP, the value of consideration was based on the price of our common stock on the date that the transaction was consummated. In addition, the assets were recorded at their carrying values. This transaction created negative goodwill under Korean GAAP, which was recorded in stockholders’ equity. The application of U.S. GAAP resulted in goodwill because of a difference in the measurement of the purchase price and recording the related assets at fair value. The income statement adjustment represents the accretion to income of the difference between book value and fair value on the net assets acquired.

9.	Under Korean GAAP, loans that are modified through troubled debt restructurings are carried at the lower of (1) the book value of the loan prior to restructuring and (2) the present value of the restructured loan. If carried at present value, the related present value discount is accreted to income over the remaining term of the restructured loan. This treatment is not permitted under U.S. GAAP and its reversal is reflected through this adjustment.

10.	Dividends payable are recognized in the period in which they are declared and approved under U.S. GAAP. Under Korean GAAP, they are recognized in the period in which the ex-dividend date falls.

11.	U.S. GAAP requires that all unrealized gains and losses arising from available-for-sale securities be recorded in accumulated other comprehensive income. Under Korean GAAP, the portion of unrealized gains and losses on available for sale securities arising from foreign currency translation are recognized in earnings.

12.	Under Korean GAAP, the value of consideration was measured based on our stock price on the consummation date of the merger, whereas under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the Korea Stock Exchange two days before and after the date the merger was agreed to and announced. The application of U.S. GAAP resulted in negative goodwill due to the fact that the consideration paid was less than the fair value of H&CB’s net assets acquired. Under Korean GAAP, goodwill was created because the value of consideration measured based on the consummation date was significantly higher. The income statement adjustment primarily reflects the following:

(a)	Reversal of goodwill amortization that was recorded under Korean GAAP.

(b)	Costs that were directly related to the merger were expensed under Korean GAAP, whereas such costs were included in the cost of the merger under U.S. GAAP.

(c)	Accretion to income or amortization to expense of the difference between the fair value and book values of the assets acquired and liabilities assumed.

(d)	The amortization related to the core deposit and credit card relationship intangible assets acquired in the merger based on their estimated useful lives in proportion to the estimated run-off of the related depositor and customer relationships, respectively.

13.	The results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, allocation to minority of their share of the converted results of the respective subsidiaries has been affected.

Under Korean GAAP, minority interest is treated as a component of stockholders’ equity. Under U.S. GAAP, minority interest is not considered part of stockholders’ equity and is disclosed in the consolidated balance sheet between the liability section and the stockholders’ equity section.

14.	The results of our disposed subsidiaries and the calculation of the gain on sale of those subsidiaries differ between Korean GAAP and U.S. GAAP, mainly due to the GAAP differences arising out of the subsidiaries and resulting differences in the carrying amounts of various assets and liabilities between Korean GAAP and U.S. GAAP.

15.	This adjustment reflects the effect of miscellaneous items, which are not individually material.

Item 5C.    Research and Development, Patents and Licenses, etc.

Not Applicable

Item 5D.    Trend Information

These matters are discussed under Item 5A. and Item 5B. above where relevant.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.    Directors and Senior Management

Board of Directors

Our board of directors, which currently consists of four executive directors and 12 non-executive directors, has the ultimate responsibility for the management of our affairs.

Our articles of incorporation provide that we may have no more than 30 directors and the number of executive directors must be less than 50% of the total number of directors. Each executive director has been elected for a three-year term of office, and each non-executive director has been elected for a one-year term. Terms are renewable and are subject to the Korean Commercial Code, the Bank Act and related regulations.

Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of any director or one of the six management committees that serve under the board of directors.

The names and positions of our directors are set forth below. The business address of all of the directors is our registered office at 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea.

Executive Directors

The table below identifies our executive directors, including persons elected or not re-elected at the general stockholders meeting in March 2003:

Name	Age	Position	Director Since	End of Term
Sang Hoon Kim	61	Chairman	November 1, 2001	October 31, 2004
Jung Tae Kim	56	President and Chief Executive Officer	November 1, 2001	October 31, 2004
Choul Ju Lee(1)	64	Auditor and Executive Director	November 1, 2001	March 21, 2003
Donald H. MacKenzie(2)	55	Executive Director and Executive Vice President	March 21, 2003	March 21, 2006
Sung Nam Lee(2)	56	Auditor and Executive Director	March 21, 2003	March 21, 2006

(1)	Not re-elected at the general stockholders meeting on March 21, 2003.
(2)	Elected at the general stockholders meeting on March 21, 2003.

None of the executive directors have any significant activities outside Kookmin Bank.

Sang Hoon Kim is the Chairman. He joined the former Kookmin Bank in 2000 as the President and Chief Executive Officer and was elected the Chairman in 2001. Prior to joining Kookmin Bank, he was the Deputy Governor of the Financial Supervisory Service. Mr. Kim also worked as a general manager for the Bank of Korea and as an assistant governor for the Office of Bank Supervision, which was integrated into the Financial Supervisory Service in 1999. Mr. Kim holds a B.A. in law from Seoul National University and an M.P.A. in public administration from Harvard University.

Jung Tae Kim is the President and Chief Executive Officer. Prior to being elected to his current position in 2001, he was the Chairman, President and Chief Executive Officer of H&CB, an executive director for Daeshin Securities Co., Ltd. and the Chief Executive Officer for Dongwon Securities Co., Ltd. Mr. Kim received a B.A. in business administration and an M.B.A. from Seoul National University.

Choul Ju Lee was the Auditor and Executive Director. Prior to being elected in 2001, he was a standing member of the audit committee and an Executive Director of H&CB and was a director and executive vice president for Hanil Bank. Mr. Lee received a B.A. in business administration from Seoul National University. Mr. Lee ceased to be a director following our general stockholders meeting in March 2003.

Donald H. MacKenzie is an Executive Director and Executive Vice President and Head of the Risk Management Division of Kookmin Bank. Mr. MacKenzie was seconded to us by ING Groep N.V. in 2000 as a senior advisor on risk management matters. Before coming to Korea, he had been the country manager for ING Bank N.V. in Japan, a managing director with ING Barings Limited, a vice president with Goldman Sachs and a partner at KPMG Peat Marwick. Mr. MacKenzie received a B.A. in economics from the University of British Columbia and a degree in accounting, finance and business administration from Simon Fraser University. He is also a member of the Canadian Institute of Chartered Accountants. Mr. MacKenzie is also an employee of ING Groep N.V.

Sung Nam Lee is the Auditor and Executive Director. Ms. Lee served as an assistant governor at the Financial Supervisory Service. Prior to that, she was Head of the Examination Planning and Coordination Department at the Financial Supervisory Service, a management adviser at Bajae Travel Agency and the general manager at Citibank. Ms. Lee holds a B.A. in English literature from Ewha Womans University.

Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of December 31, 2002, eight non-executive directors were in office. Of those eight non-executive directors as of that date, six were nominated by stockholder representatives and the remaining two were nominated by our board of directors. As of June 13 2003, 12 non-executive directors were in office. All 12 non-executive directors were nominated by our Non-executive Director Nominating Committee.

The table below identifies our non-executive directors including persons elected or not re-elected at the general stockholders meeting in March 2003:

Name	Age	Position	Director Since	Year Term Ends (1)
Moon Soul Chung (2)	65	Non-Executive Director	November 1, 2001	2004
Timothy Hartman (3)	64	Non-Executive Director	March 22, 2002	2003
Richard Elliott Lint (4)	57	Non-Executive Director	March 21, 2003	2004
Sun Jin Kim(2)	61	Non-Executive Director	November 1, 2001	2004
Dong Soo Chung (2)	58	Non-Executive Director	March 22, 2002	2004
Keun Shik Oh (3)	56	Non-Executive Director	March 22, 2002	2003
Seoung Woo Nam (4)	51	Non-Executive Director	March 21, 2003	2004
Bernard S. Black (4)	50	Non-Executive Director	March 21, 2003	2004
Suk Yong Cha (4)	50	Non-Executive Director	March 21, 2003	2004
Kyung Hee Yoon (2)	56	Non-Executive Director	November 1, 2001	2004
Eun Joo Park (4)	46	Non-Executive Director	March 21, 2003	2004
Cheol Soo Ahn (4)	41	Non-Executive Director	March 21, 2003	2004
Kyung Bae Suh (4)	40	Non-Executive Director	March 21, 2003	2004
Ki Hong Kim (2)	46	Non-Executive Director	March 21, 2003	2004
Ji Hong Kim (3)	46	Non-Executive Director	November 1, 2001	2003
Henry Cornell (3)	47	Non-Executive Director	November 1, 2001	2003

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year. The term for those non-executive directors that were not re-elected at the general stockholders meeting on March 21, 2003 ended on that date.
(2)	Re-elected at the general stockholders meeting on March 21, 2003.
(3)	Not re-elected at the general stockholders meeting on March 21, 2003.
(4)	Elected at the general stockholders meeting on March 21, 2003.

Moon Soul Chung has been a Non-Executive Director since 2001. He is currently counsel of Mirae Corporation and a non-executive director of Dongwon Securities. Prior to that, Mr. Chung was president of Lycos Korea and chief executive officer of Mirae Corporation. He received a B.A. in religion and philosophy from Won Kwang University.

Timothy Hartman was a Non-Executive Director from 2002 to 2003. He is a private investor who lives in Dallas, Texas, United States. He is also a director of Infonet Services Corp., a U.S.-based company. He was Chairman of Nationsbank of Texas, now Bank of America, until June 1997. Prior to joining Nationsbank, Mr. Hartman served as the chief financial officer of Baldwin United Corporation. He holds an A.B. degree with a major in accounting from Xavier University. Mr. Hartman ceased to be a director following our general stockholders meeting in March 2003.

Richard Elliott Lint was elected as a Non-Executive Director in 2003. He currently serves as a principal at Mercer Human Resource Consulting. Prior to joining Mercer Human Resource Consulting, Mr. Lint was the Deputy Chairman and Head of Oil Gas and Pipeline Group of Scotia Capital, the chief executive officer and chairman of Citibank Canada and a principal of McKinsey & Co. in Toronto, Canada. Mr. Lint received a B.A.SC. in industrial engineering and an M.B.A. from the University of Toronto.

Sun Jin Kim has been a Non-Executive Director since 2001. Mr. Kim currently serves as chief executive officer of Yuhan Chemical Industry Co. Prior to that, he was president of Yuhan Corporation, a member of the Advisory Committee on Stocks Practice of Korea Listed Companies Association, chief executive officer of Janssen Korea and vice president of Yuhan Corporation. Mr. Kim received a B.A. in business administration and an M.B.A. from Korea University.

Dong Soo Chung has been a Non-Executive Director since 2002. Mr. Chung served as the Deputy Minister of the Ministry of Environment from January 2001 to February 2002. Prior to that, he was the Assistant Minister of the Planning and Management Office at the Ministry of Planning and Budget. Mr. Chung holds a B.A. in business administration from Seoul National University and an M.A. in public administration from University of Wisconsin at Madison.

Keun Shik Oh was a Non-Executive Director from 2002 to 2003. Mr. Oh is currently a member of the Kwangjoo Social Investigation Research Center. Prior to that he served as a director of the Citizens’ Pension Research Center, a standing member of the Public-Private Pension Improvement and Execution Committee and the executive director of the National Pension Corporation. He received a B.A. in political science from Seoul National University and a Ph.D. in social welfare from Chung Ang University. Mr. Oh ceased to be a director following our general stockholders meeting in March 2003.

Seoung Woo Nam was elected as a Non-Executive Director in 2003. He currently serves as chief executive officer of Pulmuone Co., Ltd. Before that, Mr. Nam was the chief executive officer of Puchon Cartoon Network, president of the Korea Health Food and Special Nutritive Food Association and chief executive officer of ECMD Co., Ltd. Mr. Nam received a B.A. in law from Seoul National University and an M.S. in food science and technology and a Ph.D. in food and biotechnology at Yonsei University.

Bernard S. Black was elected as a Non-Executive Director in 2003. He is currently a professor of law at Stanford Law School. Prior to that, he was a professor of law at Columbia Law School and a senior policy advisor at the Harvard Institute for International Development. He received a B.A. in physics from Princeton University and an M.A. in physics from the University of California at Berkeley and a J.D. from Stanford Law School.

Suk Yong Cha was elected as a Non-Executive Director in 2003. Mr. Cha currently serves as president and chief executive officer of Haitai Confectionary and Foods Co., Ltd. Prior to that, he was the president and chief executive officer of Procter & Gamble Korea, president and chief executive officer of Ssangyong Paper Company and chief financial officer of P&G Asia headquarters in Hong Kong. He received a B.A. from the School of Management, State University of New York and an M.B.A. from the Johnson Graduate School of Management from Cornell University.

Kyung Hee Yoon has been a Non-Executive Director since 2001. Mr. Yoon is currently the country manager and managing director for ING Securities Limited, Seoul Branch. Prior to that, he was the branch manager of ING Barings Securities, Ltd., Seoul Branch and a director at Baring Brothers Co., Ltd. He received a B.A. in Law from Seoul National University.

Eun Joo Park was elected as a Non-Executive Director in 2003. Ms. Park currently serves as chief executive officer and chief editor of Gimm-Young Publishers Inc. Prior to that, she was a member of the Policy Advisory Committee at the Ministry of Culture and Tourism, a member of the Advisory Committee at the People’s Solidarity for Participatory Democracy and a member of the Korean Publishers’ Association. Ms. Park received a B.A. in mathematics from Ewha Womans University and an M.A. in graphic communications management and technology from New York University.

Cheol Soo Ahn was elected as a Non-Executive Director in 2003. Mr. Ahn currently serves as president and chief executive officer of Ahnlab, Inc. Also, he is chairman of the Software Venture Association, vice chairman of the Korea Venture Business Association and a counselor of the Policy Development Division of Korea IT Industry Promotion Agency. Prior to that, he was Head of the Pre-Medical Course at Dankook University. Mr. Ahn received an M.D. and a Ph.D. at the College of Medicine from Seoul National University and an M.S. in Management of Technology from the Penn Engineering School and Wharton School at the University of Pennsylvania.

Kyung Bae Suh was newly elected as a Non-Executive Director in 2003. Mr. Suh currently serves as president and chief executive officer of AmorePacific Corporation. Prior to that, he was president of Corporate Strategy at Pacific Corporation (which was the predecessor to AmorePacific Corporation) and president and chief executive officer of Pacific Pharmaceutical Company. Mr. Suh received a B.A. in business administration from Yonsei University and an M.B.A. from the Johnson Graduate School of Management at Cornell University.

Ki Hong Kim was elected as a Non-Executive Director in 2003. Mr. Kim is currently a professor at Chungbuk National University. Prior to that, he was a research fellow at the Korea Institute of Fiscal Policy, a research director at the Korea Insurance Development Institute and an assistant governor at the Financial Supervisory Service. Mr. Kim holds a B.A. in business and economics from Barat College, an M.B.A. from the University of Missouri and a Ph.D. in business administration from the University of Georgia.

Ji Hong Kim was a Non-Executive Director from 2001 to 2003. He is currently a professor at Hanyang University and the executive director of Korea Financial Service Research Center. Mr. Kim holds a B.A. in economics from Seoul National University, an M.B.A. from Harvard Business School and a Ph.D. from University of California at Berkeley. Mr. Kim ceased to be a director following our general stockholders meeting in March 2003.

Henry Cornell was a Non-Executive Director from 2001 to 2003. He is currently a managing director at Goldman Sachs. Mr. Cornell holds a B.A. from Grinnell College and a J.D. from New York

Law School. See “Item 7B. Related Party Transactions.” Mr. Cornell ceased to be a director following our general stockholders meeting in March 2003.

Any director wishing to enter into a transaction with Kookmin Bank in his or her personal capacity is required to obtain the prior approval of the Board of Directors. The director having an interest in the transaction may not vote at the meeting of the Board of Directors to approve the transaction.

Executive Officers

The table below identifies our executive officers who are not executive directors, including persons removed from or appointed to positions after December 31, 2002:

Name	Age	Position
Jong Kyoo Yoon	48	Executive Vice President; Head of Corporate Financial Planning Division
Bong Hwan Cho (1)	53	Executive Vice President; Head of Strategic Planning Division
Sung Chul Kim	52	Executive Vice President; Head of General Administration Division
Jae In Suh	56	Executive Vice President; Head of Information Technology Division
Buhm Soo Choi (2)	47	Executive Vice President; Head of Strategic Planning Division
Bock Woan Kim	59	Executive Vice President; Head of Sales Business Unit
Young Il Kim (3)	50	Executive Vice President; Head of Retail Banking Business Unit
Ki Taek Hong	55	Executive Vice President; Head of Corporate Banking Business Unit
Sung Hyun Chung	56	Executive Vice President; Head of International Banking Business Unit
Ki Sup Shin	48	Executive Vice President; Head of Capital Market Business Unit
Seong Kyu Lee (4)	44	Executive Vice President; Head of Business Supporting Business Unit
Jong In Park (1)	49	Executive Vice President; Head of Credit Card Business Unit
Byung Sang Kim (1)	56	Executive Vice President; Head of Trust Business Unit
See Young Lee (5)	51	Executive Vice President; Head of Credit Card Business Unit
Woo Jung Lee (6)	54	Executive Vice President; Head of National Housing Fund Business Unit, Head of Trust Business Unit

(1)	Removed from position as of February 5, 2003.
(2)	In 2002, Mr. Choi was the Head of Kookmin Economy and Business Research Institute, Head of Education and Training Center, Head of Subsidiaries Management Division.
(3)	In 2002, Mr. Kim was also the Head of Private Banking Business Unit and the Head of e-Business Unit.
(4)	In 2002, Mr. Lee was the Head of Workout Business Unit.
(5)	Appointed to position as of February 5, 2003.
(6)	While serving as Head of National Housing Fund Business Unit, Mr. Lee was also appointed as Head of Trust Business Unit as of February 5, 2003.

None of the executive officers have any significant activities outside Kookmin Bank.

Jong Kyoo Yoon is an Executive Vice President and the Head of the Corporate Financial Planning Division. Prior to joining us, he was a partner at Samil Accounting Corporation where he served as the deputy leader of the financial services group and the lead partner of the corporate finance and restructuring services group. Mr. Yoon holds a B.A. and a Ph.D. in business administration from Sung Kyun Kwan University and an M.B.A. from Seoul National University.

Bong Hwan Cho was an Executive Vice President and the Head of the Strategic Planning Division. Previously, he was appointed as an Executive Vice President of H&CB in 1999. Prior to becoming an executive officer, Mr. Cho served as a general manager in the planning department of H&CB. Mr. Cho received a B.A. in agriculture from Seoul National University and an M.A. in literature at Seoul National University. He also received an M.S. in business administration from Sogang University. Mr. Cho ceased to be an Executive Vice President in February 2003.

Sung Chul Kim is an Executive Vice President and the Head of the General Administration Division. Previously, he was appointed as an Executive Vice President of H&CB in 2000. Prior to becoming an executive officer, Mr. Kim was the general manager of the corporate banking department of H&CB. He graduated from Mockpo Commercial High School.

Jae In Suh is an Executive Vice President and the Head of the Information Technology Division. Since joining the former Kookmin Bank in 1973, Mr. Seo has served as general manager of the Information Systems Division and the head manager of the northern district headquarters in Seoul. He became an Executive Vice President of Kookmin Bank in 2002. Mr. Seo received a B.S. in commercial science from Seoul National University.

Buhm Soo Choi is an Executive Vice President and the Head of the Strategic Planning Division. Prior to joining Kookmin Bank in 2001, Mr. Choi served on the Kookmin-H&CB Merger Steering Committee and on various committees at the Financial Supervisory Commission and the Korea Stock Exchange. He became an Executive Vice President of Kookmin Bank in 2001. Mr. Choi received a B.A. in economics from Seoul National University and a Ph.D. in economics from Yale University.

Bock Woan Kim is an Executive Vice President and the Head of the Sales Business Unit. Prior to becoming an Executive Vice President in 1999, Mr. Kim served as a general manager of the Corporate Culture and Public Relations Department, the Business Department, and the Branch Management Department. Mr. Kim received a B.A. in law from Yonsei University.

Young Il Kim is an Executive Vice President and the Head of the Retail Banking Business Unit. Prior to becoming an Executive Vice President in 2001, he was an Executive Vice President of H&CB and served as a general manager of both the Strategic Planning Team and the Risk Management Team of H&CB. Mr. Kim received a B.A. in science education from Seoul National University.

Ki Taek Hong is an Executive Vice President and the Head of the Corporate Banking Business Unit. Since joining the former Kookmin Bank in 1972, Mr. Hong has served as a general manager of the Risk Management Department, Capital Markets Department, and the Corporate Finance Department. He became an Executive Vice President of Kookmin Bank in 2002. Mr. Hong received a B.A. in law from Korea University.

Sung Hyun Chung is an Executive Vice President and the Head of the International Banking Business Unit. Since joining the former Kookmin Bank in 1999, Mr. Chung served as a general manager of the International Planning Department and the head manager of the headquarters in Pusan. He also worked at Korea Long Term Credit Bank from 1975 through 1995. He became an Executive Vice President of Kookmin Bank in 2002. Mr. Chung received a B.S. in industrial education from Seoul National University and an M.B.A. from the University of Pennsylvania.

Ki Sup Shin is an Executive Vice President and the Head of the Capital Market Business Unit. Prior to becoming an Executive Vice President in 2002, Mr. Shin was the team leader in the Planning Division, Financial Research Team and ABS Team at H&CB. Mr. Shin received a B.S. in physics from Seoul National University.

Seong Kyu Lee is an Executive Vice President and the Head of the Business Supporting Business Unit. Prior to joining Kookmin Bank in 2001, Mr. Lee served on various committees at the Financial Supervisory Commission and the CRV Development and Execution Commission and as the managing director of the loan department at Seoul Bank. He became an Executive Vice President of Kookmin Bank in 2002. Mr. Lee received an M.A. in economics from Seoul National University and a Ph.D. in management from Yonsei University.

See Young Lee is an Executive Vice President and the Head of the Credit Card Business Unit. Prior to becoming an Executive Vice President in 2003, Mr. Lee was the Executive Vice President and the Head of Marketing at Kookmin Credit Card. Mr. Lee received a B.A. in economics from Yeungnam University.

Jong In Park was an Executive Vice President and the Head of the Credit Card Business Unit. Previously, he was appointed as an Executive Vice President of H&CB in 2000. Prior to becoming an executive officer, he served as a general manager in the credit risk management department of Hyundai Capital. Mr. Park received a B.A. and an M.A. in business administration from Yonsei University. Mr. Park ceased to be an Executive Vice President in February 2003.

Byung Sang Kim was an Executive Vice President and the Head of the Trust Business Unit. Mr. Kim joined the former Kookmin Bank in 1973 and served as a general manager of the Foreign Business Department, the Fund Management and Securities Department and the Personnel Department. He became an Executive Vice President of Kookmin Bank in 2000. Mr. Kim received a B.A. in geography from Seoul National University. Mr. Kim ceased to be an Executive Vice President in February 2003.

Woo Jung Lee is an Executive Vice President, the Head of the National Housing Fund Management Business Unit and the Head of the Trust Business Unit. Previously, he was appointed as an Executive Vice President of H&CB in 2000. Prior to becoming an executive officer, he served as a director general in the Government Properties Division of the Ministry of Finance and Economy. Mr. Lee received a B.A. in social science from Seoul National University and an M.S. in economics from Vanderbilt University.

Item 6B.    Compensation

The aggregate remuneration paid and benefits-in-kind paid by us to our chairman, our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2002 was (Won)8,772 million. In addition, for the year ended December 31, 2002, we set aside (Won)565 million for allowances for severance and retirement benefits for our chairman, our president and chief executive officer, the other executive directors and our executive officers.

We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

We have granted stock options to our chairman, our president and chief executive officer and other directors and executive officers as described below. For all of the options granted, we may elect either to issue common shares or pay in cash the difference between the exercise and the market price at the date of exercise. Upon vesting, options may be exercised between three to seven years from the grant date, once restrictions on the exercise of options, including continued employment for at least two years from the grant date, lapse.

On November 16, 2001, our board of directors approved the Presidential Stock Option Plan. In accordance with the Presidential Stock Option Plan, we will grant up to 200,000 options if our stock price is the highest among the stocks of banks listed on the Korea Stock Exchange, based on the average daily closing price announced for three months prior to the commencement of the exercise period (or in the case of premature retirement, prior to the date of retirement). The calculation with respect to how many options will be granted is dependent on our financial performance and if certain financial targets have been met by us. These options vest over a three-year period beginning on November 16, 2001 and may be exercised up to eight years from the grant date. Exercised options can be settled through the payment of cash or the issuance of shares at our discretion. For additional information regarding our stock option plan, see Note 32 to our consolidated financial statements.

In 2002, we recognized (Won)6,973 million as compensation expense for the stock options granted under our incentive stock option plan. For additional information regarding our compensation expense in connection with our incentive stock option plan, see Note 32 to our consolidated financial statements.

Item 6C.    Board Practices

See “Item 6A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have six management committees that serve under the board:

•	the Board Steering Committee;

•	the Management Strategy Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee; and

•	the Non-executive Director Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Board Steering Committee

The committee currently consists of four non-executive directors, consisting of Moon Soul Chung, Sun Jin Kim, Dong Soo Chung and Ki Hong Kim, together with our chairman and the president and chief executive officer. The chairman of the Board Steering Committee is currently the chairman of Kookmin Bank. The Board Steering Committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee is responsible for both recommending and reviewing candidates for director and recommending candidates for the committee. The committee also reviews and assesses the director compensation programs and retainer arrangements to attract qualified directors. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Management Strategy Committee

The committee currently consists of seven non-executive directors, consisting of Moon Soul Chung, Richard Elliott Lint, Bernard S. Black, Eun Joo Park, Cheol Soo Ahn, Kyung Bae Suh and Ki Hong Kim, together with our president and chief executive officer. The chairman of the Management Strategy Committee is currently Ki Hong Kim. The Management Strategy Committee oversees our long-term strategy formulation and reviews management’s proposals of new strategic initiatives. The committee also reviews any other strategy and performance related matters that the committee deems necessary. The committee holds regular meetings every quarter.

Risk Management Committee

The committee currently consists of seven non-executive directors, consisting of Richard Elliott Lint, Bernard S. Black, Kyung Bae Suh, Seoung Woo Nam, Ki Hong Kim, Dong Soo Chung and Suk Yong Cha, together with our president and chief executive officer. The chairman of the Risk Management Committee is Dong Soo Chung. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The committee currently consists of four non-executive directors, consisting of Sun Jin Kim, Dong Soo Chung, Seoung Woo Nam, Kyung Hee Yoon, together with Sung Nam Lee, who is serving as a standing member. The chairman of the Audit Committee is Sun Jin Kim. The Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Compensation Committee

The committee currently consists of six non-executive directors, consisting of Moon Soul Chung, Kyung Hee Yoon, Sun Jin Kim, Suk Yong Cha, Eun Joo Park and Cheol Soo Ahn. The chairman of the Compensation Committee is Moon Soul Chung. The Compensation Committee oversees our overall compensation strategy and ensures that our executives are compensated in a manner consistent with the compensation strategy and requirements of the appropriate regulatory bodies. The committee is also responsible for reviewing and approving executive compensation criteria and levels as well as the benefit plans and overseeing the overall succession planning for executives. The committee holds regular meetings every six months.

Non-executive Director Nominating Committee

The committee was created on October 24, 2002. The first meeting of the committee was on February 26, 2003 to nominate our current slate of 12 non-executive directors. The committee will oversee the selection of non-executive director candidates and recommend them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the non-executive directors until the nominated non-executive directors are appointed. The committee currently has no members. The committee will also oversee the establishment of the Council for Selection of Candidates for Non-executive Directors to assist in the impartial recommendation of non-executive director candidates.

Item 6D.    Employees

The following table sets forth information, for the periods indicated, regarding our employees.

	As of December 31,
	2000		2001	2002
	Kookmin Bank	H&CB	Kookmin Bank	Kookmin Bank
Full-time employees	11,010	8,832	19,155	18,347
Contractual employees (1)	2,541	3,136	6,372	8,665
Managerial or executive employees	4,750	3,787	8,706	10,112
Members of Korea Financial Industry Union
Kookmin Bank Chapter	9,259	—	8,885	8,446
H&CB Chapter	—	7,147	7,065	7,022
Subsidiary full-time employees (2)	1,396	201	1,907	1,976

(1)	Terms ranging from one month to five years for Kookmin Bank and the former Kookmin Bank, and from one month to one year for H&CB.
(2)	Including executive officers.

The increase in the number of contractual employees during the past three years, other than as a result of the merger, results from our cost-cutting initiative to replace positions with simple job responsibilities previously filled by full-time employees with contractual employees.

We consider our relations with our employees to be satisfactory. Every year, usually in May, our unions and our management negotiate and enter into a new collective bargaining agreement and negotiate annual wage adjustments. We currently have two union chapters following the merger and negotiations are with representatives of both union chapters.

In connection with the merger between the former Kookmin Bank and H&CB, we encountered a number of difficulties with the labor unions of both banks, most of which have since been resolved. More recently, in connection with our decision on January 9, 2002 to integrate the former Kookmin Bank operations and the H&CB operations onto a single IT platform, members of the former Kookmin Bank chapter of the labor union filed a motion with the Seoul District Court seeking a preliminary injunction to cease the IT integration scheduled for completion in September 2002. The court subsequently ruled in our favor and the right to appeal that decision has been waived. Subsequently, in May 2003, the employees of Kookmin Credit Card began a strike demanding that the contemplated merger not go forward. We recently reached an agreement with those employees, and they returned to work.

Our compensation packages consist of base salary and base bonuses. We also provide performance-based compensation to employees and management. Executive officers, heads of regional headquarters and employees in positions that require professional skills, such as fund managers and dealers, are compensated depending on their individual annual performance evaluation. Recently, we have also implemented a profit-sharing system in order to enhance the performance of our employees. Under this system, we pay bonuses to our employees, in addition to the base salary and depending on our annual performance.

We provide a wide range of benefits to our employees, including our executive directors. These benefits include medical insurance, employment insurance, workers compensation, employee and spouse life insurance, free medical examinations, child tuition and fee reimbursement, disabled child financial assistance and reimbursement for medical expenses.

Pursuant to the Korean National Pension Law, we prepay a portion of our accrued severance liabilities to the National Pension Corporation at the rate of 4.5% of each employee’s annual wages.

Our employees are also responsible for payment to the National Pension Corporation of 4.5% of their wages. Our employees are entitled to receive an annuity from the National Pension Corporation in the event they lose, in whole or in part, their earning ability.

Upon termination, our employees are entitled to receive severance payments pursuant to the Labor Standards Act of Korea. The amount received by any employee equals the amount equivalent to (1) 30 days’ salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by (2) the number of continuous years during which the employee worked.

All of our employees are eligible to participate in our employee stock ownership association plan. We are not required to, and do not, make contributions to this plan. Members of our employee stock ownership association plan have pre-emptive rights to acquire up to 20% of our shares in public offerings by us pursuant to the Korean Securities and Exchange Act.

We operate human resources development programs to train future leaders, leadership programs for development and improvement of management skills and job skills enhancement programs to improve business skills. These educational training programs are being implemented through our four internal training centers, professional training institutions within Korea and overseas, advanced overseas financial institutions and correspondence training institutions. We also offer training programs at the Korea Banking Institute in order to train our employees in both basic functional and professional skills. We also are training our employees by giving each of our 200 senior managers a one-year paid leave to go back to school and upgrade their skills.

Item 6E.    Share Ownership

Common Stock

As of December 31, 2002, the persons who are currently our directors or executive officers, as a group, held an aggregate of 89,386 shares of common stock of Kookmin Bank, representing approximately 0.03% of the outstanding Kookmin Bank common stock as of such date. None of these persons individually held more than 1% of the outstanding common stock of Kookmin Bank as of such date.

Stock Options

The following table is the breakdown of stock options with respect to our common stock which we have granted to our directors and employees. It describes grant date, position, exercise period, price and the number of options as of June 13, 2003.

Grant date	Position when granted	Exercise period		Exercise price	Number of granted options (1)	Number of exercised options	Number of exercisable options
		Form	To
31-Oct-98	Chairman, President and CEO	01-Nov-01	31-Oct-04	5,000	400,000	330,000	70,000
27-Feb-99	Auditor and Executive Director	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	8 Executive Vice Presidents	28-Feb-02	27-Feb-05	13,900	180,108	180,108	0
27-Feb-99	Non-Executive Director	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
28-Feb-00	Director and Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	2 Executive Vice Presidents	01-Mar-03	28-Feb-06	27,600	60,000	0	60,000
28-Feb-00	11 Non-Executive Directors	01-Mar-03	28-Feb-06	27,600	52,009	0	52,009
28-Feb-00	10 Employees	01-Mar-03	28-Feb-06	27,600	67,283	0	67,283
24-Mar-01	2 Executive Vice Presidents	25-Mar-04	24-Mar-07	25,100	49,333	0	49,333
24-Mar-01	3 Non-Executive Directors	25-Mar-04	24-Mar-07	25,100	6,552	0	6,552
24-Mar-01	3 Employees	25-Mar-04	24-Mar-07	25,100	16,491	0	16,491
18-Mar-00	Chairman and CEO	19-Mar-03	18-Mar-05	23,469	41,460	0	41,460
18-Mar-00	Auditor and Executive Director	19-Mar-03	18-Mar-05	23,469	14,807	0	14,807
18-Mar-00	7 Non-Executive Directors	19-Mar-03	18-Mar-05	23,469	20,727	2,961	17,766
18-Mar-00	3 Executive Vice Presidents	19-Mar-03	18-Mar-05	23,469	35,535	0	35,535
15-Mar-01	Chairman and CEO	16-Mar-04	15-Mar-09	28,027	29,614	0	29,614
15-Mar-01	Auditor and Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	9 Non-Executive Directors	16-Mar-04	15-Mar-09	28,027	23,376	0	23,376
15-Mar-01	7 Executive Vice Presidents	16-Mar-04	15-Mar-09	28,027	82,915	0	82,915
15-Mar-01	47 Employees	16-Mar-04	15-Mar-09	28,027	47,381	0	47,381
16-Nov-01	President and CEO	17-Nov-04	16-Nov-09	X(2)	500,000	0	500,000
16-Nov-01	President and CEO	17-Nov-04	16-Nov-09	X	200,000(3)	0	200,000
16-Nov-01	Chairman	17-Nov-04	16-Nov-09	X	150,000	0	150,000
22-Mar-02	Auditor and Executive Director	23-Mar-05	22-Mar-10	Y(4)	9,963	0	9,963
22-Mar-02	8 Non-Executive Directors	23-Mar-05	22-Mar-10	Y	32,284	0	32,284
22-Mar-02	10 Executive Vice Presidents	23-Mar-05	22-Mar-10	57,100	258,996	0	258,996
22-Mar-02	16 Employees	23-Mar-05	22-Mar-10	57,100	175,000	0	175,000
26-Jul-02	Executive Vice President	27-Jul-05	26-Jul-10	58,800	30,000	0	30,000
21-Mar-03	Auditor and Executive Director	22-Mar-06	21-Mar-11	Z(5)	30,000	0	30,000
21-Mar-03	11 Non-Executive Directors	22-Mar-06	21-Mar-11	Z	110,000	0	110,000
21-Mar-03	3 Executive Vice Presidents	22-Mar-06	21-Mar-11	35,500	90,000	0	90,000
21-Mar-03	6 Employees	22-Mar-06	21-Mar-11	35,500	90,000	0	90,000

					2,881,131	553,069	2,328,062

(1)	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.
(2)	Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4) / 100. The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - 207.25) / 207.25 x 100.
(3)

Conditional options up to 200,000. Additional shares shall be granted if the weighted-average closing price of our common stock from August 17, 2004 to November 16, 2004 (or for the three months prior to his resignation, if he resigns earlier than his original tenure) is higher than the stock prices of any other bank listed on the Korea Stock Exchange. The number of options to be granted shall be based on total score, which calculated by the earned total scores of both ROE and market capitalization on November 17, 2004 (or on the date of his resignation, if he resigns earlier than his original tenure). The additional shares will not be exercisable if the CEO works less than 18 months or the earned total score is less than 80 points.
(4)	Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
(5)	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Item 7.    MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.    Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2002 by each person or entity known to us to own beneficially more than 5% of our outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of shares of common stock		Percentage of total shares of common stock (%)	Percentage of total shares on a fully diluted basis (%)
The Bank of New York (1)	37,728,214		11.49	11.46
The Government of Korea	30,623,761		9.33	9.30
The Goldman Sachs Group, Inc.	16,831,607	(2)	5.13	5.11

(1)	As depositary bank.
(2)	Includes 16,831,151 shares held by Goldman Sachs Capital Koryo and includes 456 shares of common stock held by GS International Ltd. Goldman Sachs Capital Koryo is an investment partnership, of which an affiliate of The Goldman Sachs Group, Inc. is the general partner and Investment manager. The Goldman Sachs Group disclaims beneficial ownership of the shares beneficially owned by Goldman Sachs Capital Koryo to the extent attributable to partnership interests therein held by persons other than The Goldman Sachs Group and its affiliates. Does not include shares that may be held from time to time by affiliates of The Goldman Sachs Group through trading activities or in managed client accounts.

As of December 31, 2002, executive and non-executive directors collectively owned 62,713 shares of our common stock, and our executive officers, excluding our chairman, our president and chief executive officer, and auditor and executive director owned 26,673 shares of our common stock.

In June 1999, Goldman Sachs Capital Koryo, L.P., a fund managed by The Goldman Sachs Group, Inc., acquired (through its wholly owned subsidiaries Goldman Sachs Capital Chosun, Ltd. and Goldman Sachs Capital Shilla, Ltd.) an interest in the former Kookmin Bank in return for an investment of US$500 million in new common shares and convertible bonds. On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares and beneficially owned 5.13% of our outstanding common shares as of such date following that conversion.

Under the terms of the strategic alliance agreement with ING Bank N.V., we are required to cause one nominee of ING Bank to be appointed as an executive director and executive vice president and another nominee to be appointed as a non-executive director so long as ING Groep N.V. and its affiliates maintain a minimum shareholding in us as defined in the strategic alliance agreement.

For more details regarding our relationship with ING Groep, see “Item 7B. Related Party Transactions” and “Item 10C. Material Contracts.”

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of December 31, 2002.

Item 7B.    Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which owns 9.64% of our shares. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Other Businesses—Management of the National Housing Fund,” and “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio.”

As of December 31, 2000, 2001 and 2002, we had an aggregate of (Won)476 million, (Won)992 million and (Won)1,536 million, respectively, in loans outstanding to our executive officers and directors. In addition, as of December 31, 2000, 2001 and 2002, we had an aggregate of (Won)0.8 billion, (Won)19 billion and (Won)65 billion, respectively, in loans outstanding to a company and its affiliates for which one of our non-executive directors is the chief executive officer. As of December 31, 2000 and 2001, we had an aggregate of (Won)7 billion and (Won)16 billion, respectively, in guarantees outstanding to a company and its affiliates for which one of our non-executive directors is the chief executive officer. As of December 31, 2002, we had no such guarantees. All these loans and guarantees were made in the ordinary course of business.

None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

In June 1999, Goldman Sachs Capital Koryo, L.P., a fund managed by The Goldman Sachs Group, Inc., acquired (through its wholly owned subsidiaries Goldman Sachs Capital Chosun, Ltd. and Goldman Sachs Capital Shilla, Ltd.) an interest in the former Kookmin Bank in return for an investment of US$500 million in new common shares and convertible bonds, consisting of (Won)360 billion of new common shares (17,768,870 common shares at (Won)20,260 per share, as adjusted for the merger ratio of 1.688346:1) and US$200 million principal amount of subordinated convertible bonds with a conversion price of (Won)14,200 per common share. At the time of the purchase, the shares purchased by Goldman Sachs Capital Koryo, L.P. represented an approximate 11.79% interest in the former Kookmin Bank’s common shares, not including the convertible bonds purchased by Goldman Sachs Capital Koryo, L.P. Assuming conversion of the convertible bonds, Goldman Sachs Capital Koryo, L.P.’s investment represented 16.94% of the former Kookmin Bank’s common shares at that time. On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares and beneficially owned 5.13% of our outstanding common shares following that conversion.

On December 4, 2002, we entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement entered into between certain affiliates of ING Groep N.V. and H&CB. Under the terms of the strategic alliance agreement, we are required to cause one nominee of ING Bank N.V. to be appointed as an executive director and executive vice president and another nominee to be appointed as a non-executive director so long as ING Groep N.V. and its affiliates maintain a minimum shareholding in us as defined in the strategic alliance agreement. We have the right to terminate the strategic alliance agreement if ING Bank N.V. has not acquired an additional 6,748,887 of our common shares Pursuant to a waiver agreement in connection with the strategic alliance agreement, the date for ING Bank to acquire these shares was extended to May 31, 2003, and we are currently in discussions with ING Groep N.V. and its affiliates regarding its potential purchase of these shares. We also have the right, which expires on June 30, 2003, to terminate this agreement without any liability to us or to ING Bank if ING Bank does not acquire our shares by that date.

We also entered into additional agreements to enhance our strategic alliance with ING Groep N.V. These agreements include a joint venture agreement relating to ING Life Insurance Company,

Korea Ltd. and a joint venture agreement relating to KB Investment Trust Management Ltd. With respect to the joint venture agreement relating to ING Life Insurance Company, Korea, Ltd., which is a subsidiary owned 20% by us and 80% by ING Insurance International N.V., we plan to create a bancassurance division within ING Life Insurance Company, Korea, Ltd. We have agreed to a fifty-fifty profit sharing arrangement for the bancassurance division in exchange for granting ING Life Insurance Company, Korea, Ltd. exclusivity with respect to the distribution of life insurance products. However, we are in the process of renegotiating the terms of this agreement as a result of the Korean government’s restrictions relating to the exclusivity with ING Insurance International with respect to our bancassurance business. This joint venture is subject to the Korean government permitting local banks to sell insurance policies and other insurance-related products in 2003. The Korean government recently announced that it would allow banks and brokerage firms to sell insurance products beginning in August 2003.

On December 4, 2002, we entered into a joint venture agreement with ING Insurance International B.V. and ING Life Insurance Company, Korea, Ltd. pursuant to which we agreed to establish a bancassurance division within ING Life Insurance Company, Korea. Each of us and ING Insurance International will be entitled to 50% of the economic benefits of the bancassurance division, including the profits, cash flows and assets, and responsible for 50% the economic obligations of the bancassurance division, including the obligations to contribute to the capital, liabilities and losses. The arrangement relating to the economic benefits and obligations will be irrespective of the legal ownership of the shares of ING Life Insurance Company, Korea. We are in the process of renegotiating the terms of this agreement as a result of the Korean government’s restrictions relating to the exclusivity with ING Insurance International with respect to our bancassurance business.

On December 4, 2002, we entered into a joint venture agreement with ING Insurance International B.V. and KB Investment Trust Management Co., Ltd. pursuant to which we agreed to expand the existing strategic alliance between us and ING Insurance International. One of these methods is the option by ING Insurance International to purchase up to 49% of the total and outstanding shares of KB Investment Trust Management until 90 days prior to the second anniversary of the purchase of additional shares of our common stock by ING Insurance International contemplated by the strategic alliance agreement.

If the strategic alliance agreement is terminated due to the fact that ING Groep and its affiliates fail to maintain their minimum shareholding in us, we have the right to terminate these joint venture agreements.

For more details regarding our relationship with ING Groep, see “Item 4B. Business Overview—History and Development of the Company—History—History of H&CB,” “Item 7A. Major Stockholders” and “Item 10C. Material Contracts.”

Item 7C.    Interest of Experts and Counsel

Not Applicable

Item 8.    FINANCIAL INFORMATION

Item 8A.    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-74.

Legal Proceedings

Excluding the legal proceedings discussed below, we and our subsidiaries are not a party to any legal or administrative proceedings and no proceedings are known by any of us or our subsidiaries to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our consolidated financial condition or results of operations.

DongNam Bank and DaeDong Bank

Following H&CB’s acquisition of DongNam Bank, 1,104 former employees of DongNam Bank brought a suit against H&CB seeking to require H&CB to provide employment and to pay money damages. The claim is based on the argument that the acquisition of DongNam Bank was a business transfer in nature, triggering the requirement that all employees of DongNam Bank be given the option to work with us after the acquisition. On May 25, 2000, the Seoul District Court Southern Branch decided the case in H&CB’s favor. The former employees of DongNam Bank appealed to the Seoul High Court on June 12, 2000. On February 2, 2001, the Seoul High Court declined to hear the appeal. However, the former employees of DongNam Bank appealed the decision of the Seoul High Court directly to the Supreme Court on March 13, 2001. If the case is ultimately decided against us, we, as the successor entity to H&CB, could be forced to employ these former employees of DongNam Bank and pay monetary damages. Although we believe this case is without merit, the amount of monetary damages we could be required to pay could be as much as (Won)73 billion.

In September 1998, members of DongNam Bank’s labor union brought an administrative action against the Financial Supervisory Commission demanding the unwinding of H&CB’s acquisition of DongNam Bank on the grounds that the law upon which the Financial Supervisory Commission based its order for the acquisition was unconstitutional. On July 18, 2001, the Seoul Administrative Court decided the case in favor of the Financial Supervisory Commission. Members of DongNam Bank’s labor union appealed the case to the Seoul High Court on August 10, 2001. The case is still pending.

Following the former Kookmin Bank’s acquisition of DaeDong Bank, certain former employees of DaeDong Bank brought a suit against the former Kookmin Bank requesting Kookmin Bank to provide employment and money damages. The claim is based on the argument that the acquisition of DaeDong Bank is a business transfer in nature that triggers the requirement to be satisfied that all employees of DaeDong Bank be given the option to work with us after the acquisition. On November 30, 2001, the Seoul District Court decided the case in Kookmin Bank’s favor. One of the plaintiffs appealed to the Seoul High Court on February 21, 2002, which dismissed the appeal on June 4, 2002. The plaintiff then appealed to the Supreme Court on June 25, 2002. The case is still pending.

Under Korean law then in force, a transfer of a business to a company required the approval of the acquiring company’s stockholders, as well as an opportunity for dissenting stockholders to exercise appraisal rights, which meant that the acquiring company was required to purchase shares from those stockholders at a predetermined price. It is unclear whether H&CB’s acquisition of DongNam Bank and the former Kookmin Bank’s acquisition of DaeDong Bank constituted a transfer of a business for purposes of Korean law. The Ministry of Justice of Korea has issued an interpretation to the effect that these acquisitions did not constitute a business transfer requiring stockholder approval and appraisal rights. This interpretation, however, does not have any legally binding effect. On April 12, 2002, the Supreme Court issued a ruling in a similar case that is consistent with the Ministry of Justice interpretation. The former Kookmin Bank and H&CB did not obtain stockholder approval for the acquisitions or provide appraisal rights to dissenting stockholders.

The Merger

In March 2001, an individual filed a lawsuit with the Seoul District Court requesting the court to order a revocation of the merger. Despite the dismissal of certain motions filed in connection with the lawsuit, the case is still pending. In the meantime, additional persons have joined the lawsuit as plaintiffs. A court hearing was completed on May 15, 2003, but the date of judgment has yet to be confirmed. The case is still pending.

Other Proceedings

Kookmin Bank

On March 28, 2001, the Korea Fair Trade Commission ordered 15 financial institutions including H&CB to pay administrative fines in an aggregate amount of (Won)4.02 billion for using their superior market position to unfairly modify or contain the fees for cash advance service, installment purchase and late payment and transaction terms. H&CB was fined (Won)335.9 million, which was subsequently lowered to (Won)316.9 million upon appeal by H&CB on August 24, 2001. H&CB paid the administrative fine in full. In September 2001, we filed a lawsuit to revoke the fine. In May 2003, the Seoul High Court decided in our favor. The Korea Fair Trade Commission is contemplating whether to appeal this ruling.

On January 9, 2002, the Korea Fair Trade Commission ordered seven banks, including us, to refrain from refusing to continue their business relationship with a particular business partner, Hana Bank. The banks filed a lawsuit with the Seoul High Court to revoke the order. Pending the suit, the court ruled in favor of suspending the order on February 1, 2002, which has not been lifted as of the date of this annual report. The case is still pending.

Kookmin Credit Card

On April 6, 2001, the Korea Fair Trade Commission fined Kookmin Credit Card (Won)235 million for allegedly using its superior market position to prevent other banks in our affinity program from altering fees paid by merchants and from reducing the payment cycle from merchants. In September, 2001 Kookmin Credit Card paid the administrative fine in full and filed a lawsuit with the Seoul High Court to revoke the order. The court ruled against Kookmin Credit Card in December 2002. Kookmin Credit Card appealed to the Supreme Court in January 2003. The case is still pending.

In April 2002, the Korea Fair Trade Commission ordered four domestic-based credit card companies to pay administrative fines in an aggregate amount of (Won)23.4 billion in connection with certain collusion and anti-competitive practices in fixing commission fees and credit card interest rates for cash advances, installment purchases and overdue accounts. Kookmin Credit Card was fined (Won)6.96 billion for anti-competitive behavior. In July 2002 Kookmin Credit Card paid the administrative fine in full; prior to this it filed a lawsuit in October 2002 with the Seoul High Court to revoke the order. The case is still pending.

In November 2002, the Korea Fair Trade Commission fined five credit card companies (including Kookmin Credit Card) for allegedly discriminating against merchants at department stores by charging fees higher than those charged to merchants at discount stores. Kookmin Credit Card’s portion of the fine amounted to (Won)640 million. In February 2003 Kookmin Credit Card paid the administrative fine in full and filed a lawsuit with the Seoul High Court to revoke the order.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10B. Memorandum and Articles of Association—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends paid by the former Kookmin Bank for the three years ended December 31, 2000, and paid by us for the two years ended December 31, 2002. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of each year. Dollar amounts have been converted from Won at the noon buying rate at the end of the relevant periods.

Fiscal year	Dividends per common share (1)(2)			Dividends per preferred share (2)			Total amount of cash Dividends paid
							(in millions of Won)
1998 (3)		—	—		—	—		—
1999	(Won)	338	$0.30	(Won)	50	$0.04	(Won)	47,273
2000 (4)		84	0.07		50	0.04		16,938
2001 (5)		844	0.64		50	0.04		151,009
2002 (6)		400	0.34		—	—		29,967

(1)	Per share information for dividends paid prior to November 1, 2001 has been adjusted for the merger ratio of 1:1.688346.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,186.3 = US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	No cash dividend was made, but a dividend in common stock of 19.0% of par value was made.
(4)	On January 31, 2001 our board of directors passed a board resolution recommending a stock dividend of 10% to the stockholders of record as of December 31, 2002.
(5)	On December 15, 2001, our board of directors passed a board resolution recommending a 6% stock dividend and a cash dividend of (Won)100 per common share (before dividend tax), representing 2% of the par value of each share, for the fiscal year ended December 31, 2001. This resolution was approved and ratified by our stockholders on March 22, 2002. For this dividend, 17,979,954 common shares were issued and distributed to the stockholders who were registered in the stockholder registry on December 31, 2001.
(6)	On March 3, 2003, our board of directors passed a board resolution recommending a cash dividend of (Won)1,000 per common share (before dividend tax), representing 20% of the par value of each share, for the fiscal year ended December 31, 2002. This resolution was approved and ratified by our stockholders on March 21, 2003.

Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the shares of common stock represented by such ADSs.

For a description of the tax consequences of dividends paid to our stockholders, see “Item 10E. Taxation—United States Taxation” and “—Korean Taxation—Taxation of Dividends.”

Item 8B.    Significant Changes

Not Applicable

Item 9.    THE OFFER AND LISTING

Item 9A.    Offering and Listing Details

Market Price Information

The principal trading market for our common stock is the Korea Stock Exchange. Our common stock has been listed on the Korea Stock Exchange since November 9, 2001, and the ADSs have been listed on the New York Stock Exchange under the symbol “KB” since November 1, 2001. The ADSs are identified by the CUSIP number 50049M109.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Stock Exchange for our common stock and, for periods prior to the merger, for the common stock of the former Kookmin Bank (not adjusted for the merger ratio), and the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Korea Stock Exchange (1)					New York Stock Exchange (2)
	Closing price per common stock (3)				Average daily trading volume	Closing price per ADS		Average daily trading volume
	High		Low		(in thousands of shares)	High	Low	(in thousands of shares)
1998	(Won)	10,537	(Won)	2,853	2,371.9	—	—	—
1999		24,915		7,406	4,364.8	—	—	—
2000.		21,100		9,200	3,340.3	—	—	—
2001
First Quarter		18,900		13,200	2,700.9	—	—	—
Second Quarter		17,750		12,250	1,975.9	—	—	—
Third Quarter		20,600		15,600	1,891.4	—	—	—
Fourth Quarter (to October 31)		20,000		16,600	1,754.7	—	—	—
Fourth Quarter (from November 1 for ADSs and from November 9 for common stock)		50,300		41,300	2,549.4	$38.90	$24.67	133.2
2002
First Quarter		62,100		51,500	1,865.4	47.95	39.45	164.2
Second Quarter		66,400		54,300	1,669.4	53.96	41.35	338.1
Third Quarter		62,100		44,750	1,268.3	51.76	34.43	335.4
Fourth Quarter		47,700		37,150	2,128.8	40.09	29.40	389.1
2003
January		44,300		39,150	1,404.8	37.87	33.08	314.2
February		42,200		36,500	1,370.7	35.38	30.50	174.9
March		37,800		29,600	2,538.7	31.59	22.90	408.1
April		35,550		29,150	3,114.5	29.13	23.23	349.2
May		34,200		29,950	2,541.8	28.79	24.71	380.0
June (through June 13)		37,300		35,150	2,366.5	31.20	28.70	310.7

Source: IDC	Remote Plus, Reuters and Korea Stock Exchange
(1)	Trading of common shares on the Korea Stock Exchange commenced on November 9, 2001.
(2)	Trading of ADSs on the New York Stock Exchange commenced on November 1, 2001. Each ADS represents the right to receive one share.
(3)	For periods prior to November 9, 2001, the quotations for the common shares are in respect of the former Kookmin Bank, which have not been adjusted for the merger ratio.

Item 9B.    Plan of Distribution

Not Applicable

Item 9C.    Markets

The Korea Stock Exchange

The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2002, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately (Won)259 trillion. The average daily trading volume of equity securities for 2002 was approximately 857 million shares with an average transaction value of (Won)3,042 billion.

The Korea Stock Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Listing Regulation of the Korea Stock Exchange. The Korea Stock Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.

The government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community that can have the intention or effect of depressing or boosting the market. In the past, the government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

The Korea Stock Exchange publishes the Korea Composite Stock Price Index (“KOSPI”) every ten seconds, which is an index of all equity securities listed on the Korea Stock Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI are set out in the following table.

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003 (through June 13)	635.17	666.71	515.24	665.24

Source: The	Korea Stock Exchange

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Stock Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price ((Won))	Rounded Down To ((Won))
Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Stock Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. See “Item 3D. Risk Factors—Risks relating to our common stock and ADSs—A holder of our ADSs may be responsible for paying taxes with respect to withdrawal of our common stock.” An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See “Item 10E. Taxation—Korean Taxation.”

The number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of US$) (1)	Thousands of Shares	(Millions of Won)	(Thousands of US$) (1)
1982	334	3,001	4,279	9,704	6,667	9,507
1983	328	3,490	4,666	9,325	5,941	7,944
1984	336	5,149	6,434	14,847	10,642	13,301
1985	342	6,570	7,921	18,925	12,315	14,846
1986	355	11,994	13,439	31,755	32,870	36,830
1987	389	26,172	30,250	20,353	70,185	81,120
1988	502	64,544	81,177	10,367	198,364	249,483
1989	626	95,477	138,997	11,757	280,967	409,037
1990	669	79,020	115,610	10,866	183,692	268,753
1991	686	73,118	101,623	14,022	214,263	297,795
1992	688	84,712	110,691	24,028	308,246	402,779
1993	693	112,665	142,668	35,130	574,048	726,919
1994	699	151,217	185,657	36,862	776,257	953,047
1995	721	141,151	178,266	26,130	487,762	616,016
1996	760	117,370	151,289	26,571	486,834	627,525
1997	776	70,989	82,786	41,525	555,759	648,115
1998	748	137,799	81,297	97,716	660,429	389,634
1999	725	349,504	294,319	278,551	3,481,620	2,931,891
2000	704	188,042	166,703	306,163	2,602,211	2,306,925
2001	689	255,850	200,039	473,241	1,997,420	1,561,705
2002	683	258,681	217,379	857,245	3,041,598	2,308,789
2003 (through June 13)	680	274,758	230,889	612,114	1,975,803	1,660,338

Source: The	Korea Stock Exchange
(1)	Converted at the Federal Reserve Noon Rate on the first business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Supervisory Commission and the Korean Securities and Exchange Act. The Korean Securities and Exchange Act was fundamentally amended numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for stockholders holding substantial interests.

Further Opening of the Korean Securities Market

A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Korea Stock Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

In addition, on January 28, 2002 the Korea Stock Exchange opened a new options market for seven stocks (Samsung Electronics, SK Telecom, KT Corporation, Korea Electric Power Corporation, POSCO, Kookmin Bank and Hyundai Motor Company). Foreigners are permitted to invest in such options subject to the same procedural requirements and investment limitations applicable to Korean investors.

Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Korea Stock Exchange or registered on the KOSDAQ, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Supervisory Commission sets forth procedural requirements for such investments. The government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

Currently, foreigners are permitted to invest in certain securities including shares of all Korean companies that are not listed on the Korea Stock Exchange nor registered on the KOSDAQ and in bonds that are not listed.

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through that sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

When a customer places a sell order with a securities company which is not a member of the Korea Stock Exchange, and that securities company places a sell order with another securities company which is a member of the Korea Stock Exchange, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the Korean Securities and Exchange Act, the Korea Stock Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Stock Exchange breaches its obligation in connection with a buy order, the Korea Stock Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a securities company prior to August 1, 1998 in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. However, this indemnification was available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to (Won)50 million. Pursuant to the Korean Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Korean Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

Reporting Requirements for Holders of Substantial Interests

Any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (plus Equity Securities of us held by such persons) is required to report the status of the holdings to the Financial Supervisory Commission and the Korea Stock Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities of us is required to be reported to the Financial Supervisory Commission and the Korea Stock Exchange within five business days from the date of the change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Supervisory Commission may order the disposal of the unreported Equity Securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities Futures Commission and the Korea Stock Exchange within ten days after he/she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Stock Exchange within the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

Any single stockholder and persons who stand in a special relationship with that stockholder that acquire more than 4% of the voting stock of a nationwide Korean bank pursuant to the Bank Act will be subject to reporting requirements. In addition, any single stockholder and persons who stand in a special relationship with that stockholder that acquire in excess of 10% of a nationwide bank’s total issued and outstanding shares with voting rights must receive approval from the Financial Supervisory Commission to acquire shares in each instance where the total shareholding would exceed 10%, 25% or 33% of the bank’s total issued and outstanding shares with voting rights. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of our ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying the ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service as described below. The acquisition of the shares by a foreigner must be immediately reported to the governor of the Financial Supervisory Commission, either by the foreigner or by his standing proxy in Korea.

Persons who have acquired shares of our common stock as a result of the withdrawal of shares underlying our ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further Korean governmental approval.

Under current Korean laws and regulations, the depositary is required to obtain the prior consent of us for the number of shares of our common stock to be deposited in any given proposed deposit that exceeds the difference between:

(1)	the aggregate number of shares of our common stock deposited by us for the issuance of our ADSs (including deposits in connection with the initial issuance and all subsequent offerings of our ADSs and stock dividends or other distributions related to these ADSs); and

(2)	the number of shares of our common stock on deposit with the depositary at the time of such proposed deposit.

We have agreed to grant such consent to the extent that the total number of shares on deposit with the depositary would not exceed 115,840,996 at any time.

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations (which we refer to collectively as the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on the KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the KOSDAQ only through the Korea Stock Exchange or the KOSDAQ, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares (which we refer to as “Converted Shares”) by exercise of warrants, conversion rights or exchange rights under bonds with warrants, convertible bonds or exchangeable bonds or withdrawal rights under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of stockholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends; and

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded subject to certain exceptions.

For over-the-counter transactions of shares between foreigners outside the Korea Stock Exchange or the KOSDAQ for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Stock Exchange or the KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or the KOSDAQ (including Converted Shares and shares being issued for initial listing on the Korean Stock Exchange or registration on KOSDAQ) to register its identity with the Financial Supervisory Service prior to making any such investment. The registration requirement does not, however, apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Finance and Economy under the Korean Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Korea Stock Exchange or the KOSDAQ, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Stock Exchange or the KOSDAQ (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale. A foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or the KOSDAQ in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), the Korea Securities Depository, investment trust companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares. Currently, Korea Electric Power Corporation is the only designated public corporation that has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Commerce, Industry and Energy of Korea. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of such restrictions applicable to Korean banks, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

Item 9D.    Selling Shareholders

Not Applicable

Item 9E.    Dilution

Not Applicable

Item 9F.    Expenses of the Issuer

Not Applicable

Item 10.    ADDITIONAL INFORMATION

Item 10A.    Share Capital

Not Applicable

Item 10B.    Memorandum and Articles of Association

Description of Capital Stock

Set forth below is information relating to our capital stock, including brief summaries of certain provisions of our articles of incorporation, the Korean Commercial Code, the Korean Securities and Exchange Act of 1976, as amended (the “Korean Securities and Exchange Act”) and certain related laws of Korea, all as currently in effect. The following summaries do not purport to be complete and are subject to the articles of incorporation and the applicable provisions of the Korean Securities and Exchange Act, the Korean Commercial Code, and certain other related laws of Korea.

As of December 31, 2002, our authorized share capital is 1,000,000,000 shares. Subject to applicable laws and regulations, we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares under our articles of incorporation. Furthermore, through an amendment of the articles of incorporation, we may create new classes of shares, in addition to the common shares and the preferred shares. See “—Voting Rights.”

As of the date hereof, 328,258,685 shares of common stock were issued and outstanding. No preferred stock is currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 671,741,315 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved at the general meeting of stockholders convened immediately after the date of granting such stock options. As of December 31, 2002, our officers, directors and employees held options to purchase 2,141,231 shares of our common stock. These outstanding options included options to purchase 780,000 shares of our common stock held by our chief executive officer. The exercise by our chief executive officer of options to purchase 200,000 shares of our common stock is subject to the satisfaction of certain conditions with respect to the price of our common stock on the Korea Stock Exchange.

Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Organization and Register

We are a banking corporation organized in Korea under the Korean Commercial Code and the Bank Act. We are registered with the commercial registry office of Seoul District Court.

Dividends and Other Distributions

Dividends

Dividends are distributed to stockholders in proportion to the number of shares of the relevant class of capital stock owned by each stockholder following approval by the stockholders at an annual general meeting of stockholders. Subject to the requirements of the Korean Commercial Code, the Bank Act and other applicable laws and regulations, we expect to pay full annual dividends on newly issued shares for the year in which the new shares are issued.

We declare our dividend annually at the annual general meeting of stockholders, which are held within three months after the end of each fiscal year. The annual dividend must be paid to the stockholders of record as of the end of the preceding fiscal year within one month after the annual general meeting. Annual dividends may be distributed either in cash or in shares provided that shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend.

Under the Korean Commercial Code and our articles of incorporation, we do not have an obligation to pay any annual dividend unclaimed for five years from the payment date.

The Bank Act and the regulations thereunder provide that a Korean bank shall not pay an annual dividend, unless each time it pays dividends it has set aside in its legal reserve an amount equal to at least one-tenth of its net income after tax and shall set aside such amount in its legal reserve until its legal reserve reaches at least the aggregate amount of its stated capital. Under the Bank Act and the regulations thereunder, we intend to set aside allowances for loan losses and reserves for severance pay in addition to the above legal reserve.

For information regarding Korean taxes on dividends, see “Item 10E. Taxation—Korean Taxation.”

Distribution of Free Shares

In addition to permitting dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Code permits a company to distribute to its stockholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve to stated capital. These free shares must be distributed pro rata to all stockholders. Our articles of incorporation provide that the types of shares to be distributed to the holders of preferred shares will be determined by the board of directors.

Preemptive Rights and Issuances of Additional Shares

Unless otherwise provided in the Korean Commercial Code, a company may issue authorized but unissued shares at such times and upon such terms as the board of directors of the company may determine. The company must offer the new shares on uniform terms to all stockholders who have preemptive rights and who are listed on the stockholders’ register as of the applicable record date. Our stockholders will be entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. However, as provided in our articles of incorporation, new shares may be issued to persons other than existing stockholders if such shares are:

(1)	publicly offered pursuant to the Korean Securities and Exchange Act;

(2)	issued to our employee stock ownership association as described below;

(3)	represented by our depositary receipts;

(4)	issued to certain foreign or domestic investors in the course of management of our bank pursuant to relevant laws and regulations;

(5)	issued upon exercise of stock options pursuant to the Korean Securities and Exchange Act;

(6)	issued to the Korean government or the Korea Deposit Insurance Corporation; or

(7)	issued primarily to a third party who has contributed to the management of our bank, including by providing financing, credit, advanced financing technique, know-how or entering into close business alliances.

Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the stockholders’ register is closed) prior to the record date. We will notify the stockholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a stockholder fails to subscribe on or before such deadline, the stockholder’s preemptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur.

Under the Korean Securities and Exchange Act, members of our employee stock ownership association, whether or not they are stockholders, will have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. This right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares then outstanding. As of December 31, 2002, our employee stock ownership association owned 791 of our shares of common stock.

Voting Rights

Each outstanding share of our common stock is entitled to one vote per share. However, voting rights with respect to shares of common stock that we hold and shares of common stock that are held by a corporate stockholder, where more than one-tenth of the outstanding capital stock is directly or indirectly owned by us, may not be exercised. Unless stated otherwise in a company’s articles of incorporation, the Korean Securities and Exchange Act permits holders of an aggregate of 1% or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our articles of incorporation do not prohibit cumulative voting. The Korean Commercial Code and our articles of incorporation provide that an ordinary resolution may be adopted if approval is obtained from the holders of at least a majority of those shares of common stock present or represented at such meeting and such majority also represents at least one-fourth of the total of our issued and outstanding shares of common stock. Holders of non-voting shares (other than enfranchised non-voting shares) will not be entitled to vote on any resolution or to receive notice of any general meeting of stockholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If our annual general stockholders’ meeting resolves not to pay to holders of preferred shares the annual dividend as determined by the board of directors at the time of issuance of such shares, the holders of preferred shares will be entitled to exercise voting rights from the general stockholders’ meeting following the meeting adopting such resolution to the end of a meeting to declare to pay such dividend with respect to the preferred shares. Holders of such enfranchised preferred shares will have the same rights as holders of common stock to request, receive notice of, attend and vote at a general meeting of stockholders.

The Korean Commercial Code provides that to amend the articles of incorporation, which is also required for any change to the authorized share capital of the company, and in certain other instances, including removal of a director of a company, dissolution, merger or consolidation of a company, transfer of the whole or a significant part of the business of a company, acquisition of all of the business of any other company, acquisition of a part of the business of any other company having a material effect on the business of the company or issuance of new shares at a price lower than their par value, a special resolution must be adopted by the approval of the holders of at least two-thirds of those shares present or represented at such meeting and such special majority also represents at least one-third of the total issued and outstanding shares with voting rights of the company.

In addition, in the case of amendments to the articles of incorporation or any merger or consolidation of a company or in certain other cases, where the rights or interest of the holders of the preferred shares are adversely affected, a resolution must be adopted by a separate meeting of holders of the preferred shares. Such a resolution may be adopted if the approval is obtained from stockholders of at least two-thirds of the preferred shares present or represented at such meeting and such preferred shares also represent at least one-third of the total issued and outstanding preferred shares of the company.

A stockholder may exercise his voting rights by proxy given to another stockholder. The proxy must present the power of attorney prior to the start of a meeting of stockholders.

Liquidation Rights

In the event we are liquidated, the assets remaining after the payment of all debts, liquidation expenses and taxes will be distributed to stockholders in proportion to the number of shares held. Holders of preferred shares have no preferences in liquidation.

General Meetings of Stockholders

There are two types of general meetings of stockholders: annual general meetings and extraordinary general meetings. We will be required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of stockholders may be held when necessary or at the request of the holders of an aggregate of 3% or more of our outstanding shares of common stock, or the holders of an aggregate of 1.5% or more of our outstanding stock with voting rights, who have held those shares at least for six months. Under the Korean Commercial Code, an extraordinary general meeting of stockholders may also be convened at the request of our audit committee, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of stockholders only to the extent the non-voting shares have become enfranchised as described under the section entitled “—Voting Rights” above, hereinafter referred to as “enfranchised non-voting shares.” Meeting agendas will be determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights, or by holders of an aggregate of 0.5% or more of our outstanding shares with voting rights, who have held those shares for at least six months, by way of a written proposal to the board of directors at least six weeks prior to the meeting. Written notices or e-mail notices stating the date, place and agenda of the meeting must be given to the stockholders at least two weeks prior to the date of the general meeting of stockholders. Notice may, however, be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers. Stockholders who are not on the stockholders’ register as of the record date will not be entitled to receive notice of the general meeting of stockholders, and they will not be entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the stockholders’ register as of the record date will be entitled to receive notice of the general meeting of stockholders and they will be entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares will not be entitled to receive notice of or vote at general meetings of stockholders.

The general meeting of stockholders will be held at our head office, which is our registered head office, or, if necessary, may be held anywhere in the vicinity of our head office.

Rights of Dissenting Stockholders

Pursuant to the Korean Securities and Exchange Act, and the Law on the Improvement of the Structure of the Financial Industry, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business, if we acquire a part of the business of any other company and such acquisition has a material effect on our business or if we merge or consolidate with another company), dissenting holders of shares of our common stock and our preferred stock will have the right to require us to purchase their shares. To exercise such a right, stockholders must submit to us a written notice of their intention to dissent prior to the general meeting of stockholders. Within 20 days (10 days in the case of a merger or consolidation under the Law on Improvement of the Structure of the Financial Industry) after the date on which the relevant resolution is passed at such meeting, such dissenting stockholders must request in writing that we purchase their shares. We are obligated to purchase the shares from dissenting stockholders within one month after the end of such request period (within two months after the receipt of such request in the case of a merger or consolidation under the Law on Improvement of the Structure of Financial Industry) at a price to be determined by negotiation between the stockholder and us. If we cannot agree on a price with the stockholder through such negotiations, the purchase price will be the arithmetic mean of:

(1)	the weighted average of the daily stock prices on the Korea Stock Exchange for the two-month period prior to the date of the adoption of the relevant board of directors’ resolution;

(2)	the weighted average of the daily stock prices on the Korea Stock Exchange for the one-month period prior to the date of the adoption of the relevant board of directors’ resolution; and

(3)	the weighted average of the daily stock prices on the Korea Stock Exchange for the one-week period prior to the date of the adoption of the relevant board of directors’ resolution.

However, the Financial Supervisory Commission may adjust such price if we or at least 30% of the dissenting stockholders do not accept such purchase price and request the Financial Supervisory Commission to adjust the purchase price not later than ten days prior to the end of the one month purchase period. In the case of a merger or consolidation pursuant to the Law on the Improvement of the Structure of Financial Industry where the government or the Korea Deposit Insurance Corporation provides financial support, if a price cannot be agreed upon by the relevant parties, the purchase price will be determined by an accounting expert. However, the court may adjust such price if we or holders of at least 30% of our shares that we are obligated to purchase do not accept such purchase price and request the court to adjust the purchase price by no later than 30 days from the date of the determination of the purchase price.

Required Disclosure of Ownership

Under Korean law, stockholders who beneficially hold more than a certain percentage of our common stock, or who are related to or are acting in concert with other holders of certain percentages of our common stock or our other equity securities, must report the status of their holdings to the Financial Supervisory Commission and other relevant governmental authorities. For a description of such required disclosure of ownership, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership” and “Item 9C. Markets—Reporting Requirements for Holders of Substantial Interests.”

Other Provisions

Register of Stockholders and Record Dates

We maintain the register of our stockholders at our principal office in Seoul, Korea. We register transfers of shares on the register of stockholders upon presentation of the share certificates.

The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of stockholders may be closed for the period beginning from January 1 and ending on January 31. Further, the Korean Commercial Code and our articles of incorporation permit us upon at least two weeks’ public notice to set a record date and/or close the register of stockholders for not more than three months for the purpose of determining the stockholders entitled to certain rights pertaining to the shares. The trading of shares and the delivery of certificates in respect thereof may continue while the register of stockholders is closed.

Annual Reports

At least one week before the annual general meeting of stockholders, we must make our management report to shareholders and audited financial statements available for inspection at our head office and at all of our branch offices. Copies of this report, the audited financial statements and any resolutions adopted at the general meeting of stockholders are available to our stockholders.

Under the Korean Securities and Exchange Act, we must file with the Korean Financial Supervisory Commission and the Korea Stock Exchange an annual report within 90 days after the end of each fiscal year, a half-year report within 45 days after the end of the first six months of each fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of each fiscal year, respectively. Copies of such reports will be available for public inspection at the Korean Financial Supervisory Commission and the Korea Stock Exchange.

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. The Korean Securities and Exchange Act provides, however, that in case of a company listed on the Korea Stock Exchange such as us, share transfers can be effected by the book-entry method. In order to assert stockholders’ rights against us, the transferee must have his name and address registered on the register of stockholders. For this purpose, stockholders are required to file with us their name, address and seal. Non-resident stockholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under current Korean regulations, the Korea Securities Depository, internationally recognized foreign custodians, investment trust companies, futures trading companies, foreign exchange banks (including domestic branches of foreign banks), and securities companies (including domestic branches of foreign securities companies) may act as agents and provide related services for foreign stockholders. In addition, foreign stockholders may appoint a standing proxy among the foregoing and generally may not allow any person other than the standing proxy to exercise rights to the acquired shares or perform any tasks related thereto on their behalf. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 9C. Markets” and “Item 10D. Exchange Controls.” Except as provided in the Bank Act, the ceiling on the aggregate shareholdings of a single stockholder and persons who stand in a special relationship with such stockholder is 10% of our issued and outstanding voting shares. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

Acquisition of our Shares

We generally may not acquire our own shares except in certain limited circumstances, including, without limitation, a reduction in capital.

Notwithstanding the foregoing restrictions, pursuant to the Korean Securities and Exchange Act and regulations under the Bank Act and after submission of certain reports to the Korean Financial Supervisory Commission, we may purchase our own shares on the Korea Stock Exchange or through a tender offer, subject to the restrictions that:

(1)	the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year; and

(2)	the purchase of such shares shall meet the risk-adjusted capital ratio under Bank for International Settlements standards.

In general, subsidiaries of which we own 50% or more will not be permitted to acquire our shares.

Item 10C.    Material Contracts

On December 4, 2002, we entered into a strategic alliance agreement with ING Bank N.V. pursuant to which we agreed to replace the prior investment agreement entered into with the affiliates of ING Bank with this agreement and to enter into joint venture agreements with its affiliates relating to the bancassurance business and KB Investment Trust Management. In order to maintain the minimum shareholding under the strategic alliance agreement, ING Groep and its affiliates must acquire an additional 6,748,887 of our common shares such that they will hold an aggregate of 19,465,578 of our common shares. Under the terms of this agreement, we are required to cause one nominee of ING Bank N.V. to be appointed as an executive director and executive vice president and another nominee to be appointed as a non-executive director so long as ING Groep N.V. and its affiliates maintain a minimum shareholding in us as defined in this agreement. Pursuant to a waiver agreement in connection with the strategic alliance agreement, the date for ING Bank to acquire these shares was extended to May 31, 2003, and we are currently in discussions with ING Groep N.V. and its affiliates regarding its potential purchase of these shares. We also have the right, which expires on June 30, 2003, to terminate this agreement without any liability to us or to ING Bank if ING Bank does not acquire our shares by that date. If the strategic alliance agreement is terminated for the foregoing reason, we have the right to terminate the joint venture agreements.

For more details regarding our relationship with ING Groep, see “Item 4A. History and Development of the Company—History—History of H&CB,” “Item 7A. Major Stockholders” and “Item 7B. Related Party Transactions.”

Item 10D.    Exchange Controls

General

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree, which we refer to collectively as the “Foreign Exchange Transaction Laws,” regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by these laws or otherwise permitted by the Ministry of Finance and Economy of Korea. The Financial Supervisory Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, (1) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Finance and Economy may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Korean government deems that international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring about serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the

Ministry of Finance and Economy may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in such transactions at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

Dividends on shares of Korean companies are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or in his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Securities companies and investment trust companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, securities companies and investment trust companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

Item 10E.    Taxation

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local, and other tax consequences of purchasing, owning, and disposing of common shares or ADSs in your particular circumstances.

For purposes of this summary, you are a “U.S. holder” if you are the beneficial owner of a common share or an ADS and are:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the common share or ADS.

In general, if you are the beneficial owner of ADSs, you will be treated as the beneficial owner of the common shares represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the common share represented by that ADS.

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your receipt of the dividend, in the case of common shares, or the depositary’s receipt, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to common shares or ADSs after December 31, 2003 and before January 1, 2009 will be subject to taxation at a maximum rate of 15%. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

Distributions of additional shares in respect of common shares or ADSs that are made as part of a pro-rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

For U.S. federal income tax purposes, gain or loss you realize on a sale or other disposition of common shares or ADSs generally will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the common shares or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. The net amount of long-term capital gain recognized by an individual U.S. holder on or before May 5, 2003 is generally subject to taxation at a maximum rate of 20%. Net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 is generally subject to taxation at a maximum rate of 15%.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on the common shares or ADSs, so long as you have owned the common shares or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, if you so elect, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax may be treated for U.S. federal income tax purposes as imposed on “general limitation” income. Such treatment could affect your ability to utilize any available foreign tax credit in respect of such taxes.

Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient and demonstrates this when required or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date of this document. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of the common shares or ADSs, including specifically the tax consequences under Korean law and the laws of the jurisdiction of which they are resident and the effect of any tax treaty between Korea and their country of residence, by consulting their own tax advisers.

Taxation of Dividends

We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5% (including surtax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty currently in effect between Korea and the United States and you are the “beneficial owner” of a dividend, a reduced withholding tax rate of 16.5% will generally apply. You will not be entitled to claim treaty benefits if you are not the beneficial owner of a dividend.

In order to obtain the benefit of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of your tax residence as may be required by the Korean tax authorities. If you hold ADSs, evidence of your tax residence may be submitted to us through the depository. Excess taxes withheld may not be recoverable even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate. You are urged to consult your own tax advisers regarding the specific procedures and deadlines for claiming available treaty benefits.

If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in-capital, that distribution may be subject to Korean withholding tax.

Taxation of Capital Gains

You will be exempt from Korean taxation on capital gains recognized from a sale of our shares through the Korea Stock Exchange, unless you have owned, together with certain related parties, 25% or more of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale. Capital gains earned by a non-Korean holder from the transfer of ADSs outside of Korea are exempt from Korean taxation by virtue of the Special Tax Treatment Control Law of Korea, so long as the issuance of the ADSs is deemed to be an overseas issuance under the Special Tax Treatment Control Law. We believe that the issuance of our ADSs qualifies as such an overseas issuance.

If you are subject to tax on capital gains with respect to a sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing the shares of common stock although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 27.5% of the net capital gains (subject to the production of satisfactory evidence of the acquisition costs and transaction costs) or 11% of the gross realization proceeds for the transaction.

If you sell your shares of common stock or ADSs, the purchaser or, in the case of the sale of shares of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption or produce satisfactory evidence of your acquisition cost for the ADSs. To obtain the benefit of an exemption available under an applicable tax treaty, you must submit to the purchaser or the securities company, or through the depository bank, as the case may be, an application for exemption prior to the time of payment, with a certificate of your tax residence issued by a competent tax authority of your resident country. Excess taxes withheld may not be recoverable even if you subsequently produce evidence that you were entitled to an exemption.

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the ADSs. If you are treated as the owner of the shares of common stock, your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at a rate of 10% to 50%, if the value of the ADSs is greater than a specified amount.

If you die while holding a share of common stock or donate a share of common stock, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

Securities Transaction Tax

If you transfer shares of common stock, you will be subject to a securities transaction tax at a rate of 0.15% and an agriculture and fishery special surtax at a rate of 0.15% of the sale price of the shares of common stock when traded on the Korea Stock Exchange. If your transfer is not made on the Korea Stock Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at a rate of 0.5% and will not be subject to an agriculture and fishery special surtax. The securities transaction tax and agriculture and fishery special surtax do not apply to transfers of ADSs.

According to a tax ruling issued by the Korean tax authorities, foreign stockholders will not be subject to a securities transaction tax upon the deposit of underlying stock and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying stock. However, a subsequent tax ruling indicated that a securities transaction tax would be imposed in the event that depositary shares were surrendered and the underlying stock were withdrawn by a subsequent (as opposed to initial) holder of depositary shares. This ruling was silent as to the party responsible for the payment of the tax as well as the amount of tax due in such event. Accordingly, in the event that a holder of ADSs other than an initial holder surrenders its ADSs and withdraws underlying common stock, that holder may be responsible for paying a securities transaction tax.

Securities transaction tax, if applicable, must be paid by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

Item 10F.    Dividends and Paying Agents

Not Applicable

Item 10G.    Statements by Experts

Not Applicable

Item 10H.    Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are also required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

Item 10I.    Subsidiary Information

Not Applicable

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

As a financial services provider, we are exposed to various risks relating to our lending and trading businesses, our deposit taking activities and our operating environment. Our goal in risk management is to ensure that we understand, measure and monitor the various risks that arise and that our organization adheres strictly to the policies and procedures established to address these risks. The principal risks to which we are exposed are credit risk, market risk, liquidity risk and operational risk (including legal risk). We attempt to manage our risks within acceptable limits to ensure the soundness of our assets.

Integration Strategy

After the merger, we reviewed and evaluated the existing risk management systems used by our “Kookmin Bank”-branded operations and our “H&CB”-branded operations. Following this review, we determined the basic structure of risk management governance and established basic risk management guidelines for the merged organization. In January 2002, working with outside consultants, we selected the risk management systems that we subsequently put in place for our various risk operations, and began to integrate and unify our other risk management processes, with a view to building a risk management system that complies with the best practices of other international financial institutions. We completed the full integration of our risk management system in September 2002. We believe that our risk management system allows us to exchange and update data among our principal risk management functions and thereby assists our management in making key risk-related decisions on an efficient and informed basis.

Organization

We have established a multi-layered risk management governance structure. The highest decision-making body is the Risk Management Committee, which provides Board-level direction to the bodies below it. At the operational level, the Risk Management Division works closely with other business units to implement risk management strategies, policies and procedures. The chart below sets out the various levels of authority within our risk management system:

Risk Management Committee

The Risk Management Committee consists of seven non-executive directors, together with our president and chief executive officer. It is a board subcommittee to which the board of directors has delegated the authority and responsibility to oversee our risks. The Risk Management Committee advises the board of directors on all risk management-related issues. Its major roles include:

•	establishing risk management strategies in accordance with the directives of the board of directors;

•	determining our risk tolerance; and

•	reviewing the level of risks we are exposed to and the status of our risk management operations.

Our Risk Management Committee convenes at least quarterly and makes decisions by majority votes of the attending members, which must constitute a majority of the committee members to be a quorum.

Risk Management Council

The Risk Management Council is the executive decision-making body for our risk management operations. It consists of 10 executive vice presidents. Its responsibilities include:

•	allocating economic capital, which is the amount of capital required for the bank to sustain unexpected losses calculated with reference to our desired credit rating, to each business unit;

•	determining basic principles and major policies for risk management;

•	setting limits for integrated risk levels and each type of risk;

•	reviewing the key decisions of the operating risk management entities;

•	creating and amending the regulations for risk management activities; and

•	performing any other duties delegated by the Risk Management Committee.

The Risk Management Council works closely with our business units to implement our risk management strategies. Our business groups and departments provide a variety of information to the Risk Management Council, including:

•	reports of risk management-related matters, including the status of overall risk management, the status of limit compliance, the analysis and suggestions for quarterly credit reviews, the results of quarterly stress testing and back testing, quarterly RAROC reports and reports on the allocation of economic capital; and

•	reports of asset and liability management-related matters, including changes in risk-weighted assets, Bank for International Settlements capital adequacy ratio and credit portfolio status by industry on a quarterly basis.

Our Risk Management Council generally operates on consensus but, when required, makes decisions by majority vote of the committee members then holding office.

Risk Management Subcommittees

Our Risk Management Subcommittees execute the decisions made by the Risk Management Council and make operational decisions regarding risk management policies and procedures:

•	The Credit Risk Management Subcommittee allocates credit risk limits, approves the criteria to set total exposure limits which are implemented by our business units, and decides certain working-level issues relating to credit risk management. In particular, the Credit Risk Management Subcommittee has the power to temporarily allow us or one of our business units to exceed total exposure limits in certain exceptional circumstances. It is composed of eight members, including the chief risk officer and the team managers from the Risk Management Division and other relevant business divisions, such as Corporate Banking, Retail Banking, Capital Markets and International Banking.

•	The Market Risk Management Subcommittee sets market-risk related limits, determines which market-risk derivative instruments we can trade and decides certain working-level issues relating to market risk management. In particular, the Market Risk Management Subcommittee sets the VaR limit for our fixed income, equity, foreign exchange and derivative instrument portfolios. It is composed of seven members, including the chief risk officer and the team managers from the Risk Management Division and other relevant business divisions, such as Capital Markets, International Banking and Corporate Financial Planning.

•	The Financial Strategy Subcommittee is responsible for our asset and liability management. Members of the Financial Strategy Subcommittee review our interest rate and liquidity gap positions monthly, formulate a view on interest rates, set deposit and prime lending rates and review the business profile and the impact of those rules on asset and liability management.

These subcommittees meet at least every quarter in addition to whenever it is necessary.

Risk Management Division

Our Risk Management Division is responsible for identifying, measuring, monitoring and reporting on risks. The chief risk officer is responsible for the Risk Management Division, and is a member of the Risk Management Council. The Risk Management Division is divided into two teams:

•	Credit Risk/RAROC Team. This team makes credit assessments and formulates our credit risk policy. It manages our credit portfolio and our credit rating/scoring systems. Furthermore, it measures and analyzes our credit exposure, risk-adjusted returns on capital and allocation of economic capital.

•	Market Risk/Monitoring Team. This team coordinates the development of our bank-wide risk management plan. It measures, monitors, controls and reports on the status of market risks including interest rate, foreign exchange, equity and derivative-related risks. It also monitors and reports on the overall risk management profile with respect to each subsidiary to the management on a quarterly basis.

The Risk Management Division is responsible for monitoring compliance with our total risk limit, while the middle offices in the various business groups monitor compliance with their respective limits. The two risk management teams are the main execution bodies within our risk management system. They act independently from our other business groups in order to enhance the effectiveness of our risk management policies.

Credit Risk Management

Credit risk is the risk of losses in the event of borrower or counterparty defaults. Credit risk management aims to improve asset quality and generate stable profits while reducing risk through diversified and balanced loan portfolios. Credit risk management begins with an assessment of the risk of losses resulting from borrower or counterparty default. We determine the creditworthiness of each type of borrower or counterparty by using credit experts or a credit rating system, and we set credit limits for each borrower or counterparty.

We assess all credit exposures, whether on- or off-balance sheet. These exposures include loan exposures to counterparties, securities, letters of credit, bankers’ acceptances, derivatives and commitments. Our risk appetite, measured in terms of economic capital, is approved by the Risk Management Committee at the beginning of each year, for each business unit and bank-wide. Thereafter, we calculate economic capital quarterly with respect to total assets and adjust available book capital for each business unit and bank-wide based on attributed economic capital. We measure and report profiles of credit risk at a bank-wide level and by business unit, industry and account quarterly through our information system to our senior management, Risk Management Committee and relevant business units. Our quarterly risk-adjusted return on capital (RAROC) report contains information, such as economic capital, RAROC and economic value added (EVA) by business unit.

We use expected default rates and recovery rates to determine the expected loss rate of a borrower or counterparty. We use these rates to make credit-related decisions including pricing and loan approval, and to establish standards to be followed at each level of decision-making authority. These rates are calculated using information gathered from our internal database. With respect to large corporate borrowers, we also use external credit rating services and data from these services to calculate default rates and recovery rates for these borrowers.

Our credit risk management processes include:

•	credit evaluation;

•	credit analysis and loan approval;

•	total exposure management;

•	collateral evaluation and monitoring; and

•	credit review and monitoring.

Credit Evaluation

We evaluate the ability of all loan applicants and guarantors to repay their debts before we approve any loans, except for loans guaranteed by letters of guarantee issued by the Credit Guarantee Fund, the Korea Technology Credit Guarantee Fund or by highly rated banks and for loans fully secured by deposits with us. We assign each borrower or guarantor a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system. Factors that we consider in assigning credit ratings include both financial factors and non-financial factors, such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry. The credit rating process differs according to the type, size and characteristics of a borrower.

We use our internally developed credit rating systems to rate potential borrowers. As the characteristics of each customer segment differ, we use several credit rating systems for our customers. The nature of the credit rating system used for a particular borrower depends on whether the borrower is an individual, a small-sized enterprise, medium-sized enterprise or a large company. For large companies, we have 12 credit ratings, ranging from AAA to D. For small- and medium-sized enterprises, we have 11 credit ratings ranging from AA to D. For retail customers, we have 10 credit ratings ranging from grade 1 to grade 10.

Based on the credit rating of a borrower, we apply different credit policies, which affect factors such as credit limit, loan period, loan pricing, loan classification and provisioning. We also use these credit ratings in evaluating our bank-wide risk management strategy. Factors we consider in making this evaluation include the profitability of each company or transaction, performance of each business unit and portfolio management. We monitor the credit status of borrowers and collect information to adjust our ratings appropriately. If we change a borrower’s credit rating, we will also change the credit policies relating to that borrower and we may also change the policies underlying our loan portfolio.

Retail Loan Approval Process

Mortgage Loans and Secured Retail Loans.    Our processing center staff approves mortgage loans and retail loans secured by real estate or securities, while our branch staff approves those loans secured by deposits. Branch staff employees forward loan applications to processing centers. We make lending decisions based on our assessment of the value of the collateral.

For mortgage loans and loans secured by real estate, we evaluate the value of the real estate offered as collateral using a database we have developed that contains information about real estate values throughout Korea. We also use information from a third party provider about the real estate market in Korea, which gives us up-to-date market value information for Korean real estate. In addition, our processing center staff employees review the value of real estate provided by the evaluation system to ensure there are no significant discrepancies.

For loans secured by securities, we evaluate the value of the securities based upon the average market value of the securities. If the value of the securities decreases over the life of the loan, the borrower will be required to post additional collateral. For loans secured by deposits, we will grant loans up to 100% of the deposit amount if we hold the deposit, or, if the deposits are with another financial institution, an amount that is determined based on the credit rating of that institution. We also require borrowers to observe specified collateral ratios in respect of secured obligations.

We generally decide whether to approve a loan application within three to five days.

Unsecured Retail Loans.    We review applications for unsecured retail loans in accordance with our credit scoring systems. These automated systems evaluate loan applications and determine an appropriate pricing for the loan. The major benefits of using a credit scoring system are that it yields uniform results regardless of the user, that it can be used effectively by employees who do not necessarily have extensive experience in credit evaluation and that it can be updated easily to reflect changing market conditions by adjusting how each factor is weighted. The staff of our processing centers approves loans after checking the results of the credit scoring system, which are based on information input by our branch staff.

Our credit scoring systems take into account factors including borrower’s income, assets, profession, age, transaction history (with both us and other financial institutions) and other relevant credit information. The system ranks each borrower in an appropriate class, and that class is used to decide whether to approve loans as well as to determine loan amounts.

We generally base our decisions on the results of our credit scoring systems to evaluate applications. However, we may decide to lend to the following persons regardless of those results in the event that a satisfactory agreement or other arrangement can be made with them:

•	a borrower with a significant transaction history with us and for whom we have accumulated substantial data;

•	our high net worth customers;

•	a borrower who has already provided us with real estate collateral in connection with a previous loan;

•	a borrower who is a teacher or government or military employee and who agrees to repay the loan directly out of his or her retirement allowance; and

•	a student who will pay tuition with the loans.

Corporate Loan Approval Process

We approve corporate loans at different levels of our organization depending on the size and type of the loan, the credit risk level assessed by the credit rating system, whether the loan is secured by collateral and, if secured, the value of the collateral. The lowest level of authority is the branch staff employee, who can approve small loans and loans which have the lowest range of credit risk. Larger loans and loans with higher credit risk are approved by higher levels of authority depending on where they fall in a matrix of loan size and credit risk. Depending on the size and terms of any particular loan or the credit risk relating to a particular borrower, more than one entity may review the application, although generally loan applications are reviewed only by the entity having corresponding authority to approve the loan. The following table identifies the various entities that are involved in approving corporate loans.

Entity	Members	Quorum for Approval
Loan Committee	Head of Corporate Banking Business Division; Head of Risk Management Division; Head of International Banking Division; Corporate Banking Credit Analysis Team Manager; Corporate Banking Team Manager; SME Team Manager; Credit Risk/RAROC Team Manager; NPL Management Team Manager (8 persons)	2/3 or more participation; 2/3 or more required for approval

Senior Credit Officers Committee	Three Senior Credit Officers and one Junior Credit Officer (4 persons)	2/3 or more participation; 2/3 or more required for approval

Co-Signature of Credit Officers	One Senior Credit Officer and one Junior Credit Officer (2 persons)	Agreement of all members

Local/Regional Approval
Credit Analysis Center Credit Officers Committee	Two Senior Credit Officers and one Junior Credit Officer (3 persons)	Participation of all members; unanimous approval

Co-signature of Credit Analysis Center Credit Officers	One Senior Credit Officer and One Junior Credit Officer	Agreement of both persons

Relationship Manager	One Relationship Manager and one Account Credit Officer	Agreement of both persons

We evaluate all of our corporate borrowers by using credit rating systems, except for applicants whose borrowings are fully secured by deposits or applicants who have obtained third-party guarantees from the government or certain other very highly rated guarantors. See “—Credit Evaluation.”

For self-employed enterprises with sales volume of (Won)2 billion or lower and a requested loan amount of (Won)0.3 billion or lower (which we refer to as retail SOHOs), we have put in place a retail SOHO credit rating system, which adopts simplified credit evaluation modeling procedures. This system consists of a scoring model, a qualitative credit assessment (or QCA) model and a preliminary examination checklist. The scoring model analyzes information with respect to the customer’s personal information and bank transaction history. The QCA model analyzes information about business capability, operating capability, management capability, transaction reliability, documentary reliability and financial stability. The preliminary examination checklist is based on information regarding the customer’s credit delinquencies, loans and outstanding credit card debt. This system classifies customers into ten possible credit ratings.

For other small- and medium-sized enterprises and self-employed enterprises with a sales volume of over (Won)2 billion and a requested loan amount of over (Won)0.3 billion (which we refer to as corporate SOHOs), we have put in place a credit rating system known as CRS. The CRS model consists of three parts: a financial model, a QCA model and a default signal check model.

•	Financial Model. The financial model uses the borrower’s current status and trend of financial ratios calculated using its financial statements. The financial model classifies potential borrowers into one of three size categories and one of five types of industry. This model incorporates logistic regression and statistical methods, which use financial ratios such as stability ratio, cash flow ratio, profitability ratio and debt to equity ratio to make credit determinations.

•	QCA Model. The QCA model uses various qualitative factors, such as future repayment capability, market prospects, management capability and business capability, to evaluate borrowers. The factors that are evaluated and the weighting given to each factor vary by type of industry and size of company.

•	Default Signal Check Model. The default signal check model checks the consistency of the preliminary rating. This model checks various factors, including financial ratios with low scores, any non-quantitative factors that may cause a corporate default and any information arising from past experience, to determine the likelihood of a future default. The results of the default signal check model may be used to cap a borrower’s credit grade.

Large corporations, financial institutions and certain non-profit organizations such as educational foundations and medical organizations cannot be effectively rated by our CRS system. Accordingly, we rely more on the judgment of our expert credit officers with respect to these entities. The relative importance of the factors we use to evaluate those entities is not formally defined, and accordingly the process largely depends on the experience and expertise of our Risk Management Division credit officers. These officers primarily base their decisions on the historical financial data and financial prospects of the prospective borrower and the prospects of its industry. We may also consider other factors, including management experience and competence, ownership structure, reputation, quality of financial information provided and the purpose of the loan. The responsible credit officer analyzes this data using his or her discretion, and then drafts a report relating to the potential borrower which includes a tentative credit rating determination. This report is submitted to a credit rating council for its review and final approval of the borrower’s rating. This council consists of five credit officers from our Risk Management Division.

We often refer to corporate information gathered or ratings assigned by external credit rating agencies, such as Korea Information Service, National Information & Credit Evaluation Inc. and Korea Management Consulting & Credit Rating Corporation. We use these services in order to raise the accuracy of our credit ratings.

Credit Card Approval Process

Our credit scoring system for credit card applications evaluates them based on the credit history, occupation, job title and income of the applicant. For credit card applicants with whom we have existing banking relationships, our scoring system also considers factors such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to our profitability. We check the credit of each applicant before we approve any application. However, depending on the applicant’s occupation, property and contribution to our profitability, we may approve certain applications or set credit limits without taking into consideration the results of our credit scoring system. From June 2003, however, credit card applications will be approved only for applicants who pass our credit scoring system.

We also gather information about applicants from a number of external agencies including BC Card, other credit card companies in Korea, the Korea Federation of Banks and credit rating agencies. These credit checks contain a list of the delinquent customers of all the credit card issuers in Korea.

In 2000, prior to the merger, our “H&CB”-branded operations developed a credit scoring system that we currently use to evaluate credit card applications and behavior. The system was actively implemented in the second half of 2001 together with a new credit card management system. We rebuilt our behavior scoring model and implemented the new model in the fourth quarter of 2002. In connection with our contemplated merger with Kookmin Credit Card, one of our subsidiaries, we are in the process of implementing an integrated application scoring model. Kookmin Credit Card currently utilizes a separate system that is similar to our current system.

Recent government initiatives have reduced our ability to provide credit cards to more marginal borrowers. See “Item 4B—Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

Total Exposure Management

We establish and manage total exposure limits for corporate counterparties in order to optimize the use of credit availability and avoid excessive risk concentration. We establish total exposure limits for large corporations and chaebols by reviewing factors such as their industry, size, financial ratios and credit rating. Small- and medium-sized enterprise limits are set by referring to the results from our credit rating system. Our maximum exposure limit is 6% to 20% of our Tier I and Tier II capital for a single chaebol, and 1% to 10% of our Tier I and Tier II capital for an individual large corporation depending on their respective credit ratings. These limits are lower in some cases than the regulatory limits that Korean banks are required by law to follow. The guidelines used to set these total exposure limits are approved by our Credit Risk Management Subcommittee. In certain exceptional cases, we may extend loans that are secured by sufficient collateral (which is generally when the recoverable amount from the collateral exceeds the loan amount) or pose a low credit risk on a case-by-case basis even if the applicable the limit is exceeded.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations and chaebols. We monitor our exposure to those large corporations to which we have an exposure exceeding (Won)30 billion, and our exposure to the 35 largest chaebols in Korea designated by the Financial Supervisory Commission based on their outstanding exposures. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, loan-like products from trust accounts for which principal is guaranteed, guarantees and acceptances, trade-related credits, commercial paper and corporate bonds. With respect to small- and medium-sized enterprises to which we have an exposure of less than (Won)30 billion, we manage and control exposure limits through a system that measures the “client exposure limit” and “transaction limit” with respect to these entities.

Collateral Evaluation and Monitoring System

We use the Collateral Evaluation and Monitoring System to manage the liquidation value of collateral we hold. The Collateral Evaluation and Monitoring System is a computerized collateral management system that can be accessed from our headquarters and our branches. Using this system, we can more accurately assess the actual liquidation value of collateral, determine the recovery rate on our loans and use this information in setting our credit risk management and loan policies. We can monitor the value of all the collateral a borrower provides and the value of that collateral based on its liquidation value. When appraising the value of real estate collateral, which makes up the largest part of our collateral, we consult a regularly updated database provided by a third party that tracks the prices at which various types of real estate in various regions of Korea are sold. We appraise the value of collateral when we make a loan, when the loan is due for renewal and when events occur that may change the value of the collateral.

Credit Review and Monitoring

We perform credit review operations independently from our asset operating teams, which manage the day-to-day operations relating to loans after they have been approved and disbursed to the borrower, including monitoring and reviewing the existing credit risk of our borrowers. A borrower will be reviewed if it is selected by our early warning system or if our total exposure to a borrower exceeds a certain threshold. Our responsible division or business unit performs a credit review and the originating branch performs a loan review of the selected borrower. We review the borrower’s condition with respect to its current debt, collateral, business, transactions with related parties and ability to repay maturing debt. Based on our review, we may adjust the borrower’s credit rating, our borrowing policy or our classification of the loan provided to the borrower. We also regularly review other aspects of the lending process, including industries in which borrowers operate, our asset operating teams’ loan quality and the quality of our domestic and overseas assets. When a review takes place, we may adjust not only credit ratings of our borrowers based on a variety of factors, but also loan classification, credit limits, applied interest rates or our credit policies. Credit review results are reported to our chief risk officer and the Risk Management Committee on a quarterly basis.

We have developed an early warning system, which monitors as many as 40 different factors, including the financial status, financial transaction status, industry rating and management status of borrowers. The system also keeps track of information on the credit status of borrowers. Some updating information is fed automatically from internal and external sources while some other data are gathered and updated manually. The system automatically updates data including:

•	the total amount of loans extended by other financial institutions to the same borrower, as reported monthly by the Korea Federation of Banks;

•	financial data relating to the borrower supplied by Korea Information Service and our internal credit rating system;

•	our internal credit rating;

•	the estimated recovery rate of collateral provided by the borrower;

•	whether a borrower is included in the list of problem creditors in the register maintained by the Korea Federation of Banks;

•	whether the borrower has defaulted on any payments owed to us;

•	the status of the borrower’s financial transactions with us.

In addition, our branches periodically review the status of companies to which we have an exposure of more than (Won)1 billion to check for severe deterioration of their financial condition, and report the findings directly into our early warning system. Companies to which we have an exposure of less than (Won)1 billion are monitored monthly by our early warning system for quantitative deterioration and the results are forwarded to our branches to assist in managing outstanding exposures. We accumulate this gathered data in our early warning system checklist database. Information in the checklist includes:

•	whether the borrower has ceased operating for more than three months;

•	for construction companies, whether construction has stopped for more than three months;

•	whether contests for management control are taking place;

•	whether there is tension in labor relations;

•	whether the borrower uses an excessive amount of negotiable paper or financing from the private money markets; and

•	whether any of the borrower’s affiliates have defaulted on their obligations.

We conduct a credit review of any borrower identified by our early warning system. Headquarters credit officers review borrowers with an exposure of (Won)3 billion or more, while branch credit officers at the related branch review other borrowers. Depending on the nature of the problem detected by our early warning system, we may initiate a screening procedure with respect to a borrower. Through our screening procedure, such a borrower may be initially classified as a “company to be reviewed.” This classification will result in a more thorough review procedure and result in either a credit rating downgrade or a determination by our credit officer that the borrower is a company where no further action is required. Our determination is based on a combination of information from the borrower’s relationship manager and a credit officer’s review of the borrower’s financial and non-financial condition.

For any company to which we have an exposure of more than (Won)10 billion, a credit officer performs an annual credit review in addition to these periodic reviews.

Market Risk Management

The principal market risks to which we are exposed are interest rate risk and, to a lesser extent, equity risk and foreign exchange risk. The financial instruments that expose us to these risks are loans, deposits, securities and financial derivatives. We are not exposed to commodity risk, the other recognized form of market risk, as we do not hold any commodity positions. We divide market risk into risks arising from trading activities and risks arising from non-trading activities.

Our Risk Management Council establishes overall market risk management principles. It has delegated the responsibility for the market risk management for trading activities to the Market Risk Management Subcommittee, which is chaired by our chief risk officer. This subcommittee meets on a regular basis each quarter and as required to respond to developments in the market and the economy. Based on the policies approved by the Risk Management Council, the Market Risk Management Subcommittee reviews and approves reports as required that include trading profits and losses, position reports, sensitivity analysis and “value at risk,” or VaR, results for our trading activities.

As a result of an internal review conducted in conjunction with an external consulting firm, we have assigned the responsibility for market risk management for non-trading activities to the Financial Strategy Subcommittee, which is chaired by our chief financial officer. The Financial Strategy Subcommittee meets on a regular basis and as required to respond to developments in the market and the economy. Members of the Financial Strategy Subcommittee, acting through its Financial Planning Team, review our interest rate and liquidity gap position monthly, formulate a view on interest rates, set deposit and prime lending rates and review the business profile and its impact on asset and liability management.

Market Risk Management for Trading Activities

Our trading activities consist of:

•	trading activities for our own account to realize short-term trading profits in Won-denominated debt and stock markets and foreign exchange markets based on our short-term forecast of changes in market situation; and

•	trading activities involving derivatives, such as swap, forward, futures and option transactions, to realize profits primarily from arbitrage transactions and, to a lesser extent, from selling derivative products to our customers and to hedge market risk incurred from those activities. In addition, certain derivative products that we use to hedge our own market risk are classified as trading activities as they do not qualify for hedge accounting treatment under U.S. GAAP. We believe, however, that certain of these products are effective as economic hedges.

Market risk arising from our trading activities can be subdivided into interest rate risk, equity risk and foreign exchange risk:

•	Interest rate risk is the principal risk to which our trading position is exposed. Our interest rate risk arises primarily from our Won-denominated debt securities held by the Securities Management Team and the Trust Team, Won-denominated debt securities included in beneficiary certificates managed by the Treasury Team and, to a lesser extent, from the Won-denominated debt securities and interest rate derivatives held by the International Treasury Team’s derivatives desk. Our net exposure to interest rate risk arising from foreign currency-denominated debt securities is not significant since our holding of those securities is minimal.

•	Equity risk arises from Won-denominated equity securities held by the Securities Management Team. We do not have foreign currency-denominated equity positions.

•	Foreign exchange risk arises from foreign currency-denominated assets and liabilities in both our trading and non-trading accounts and financial derivatives involving foreign currencies. We control our foreign exchange risk on a total position basis by covering all of foreign exchange positions both from trading and non-trading operations.

We use derivative instruments to hedge our market risk and to make profits by trading derivative products within acceptable risk limits. The principal objective of our hedging strategy is to manage our market risk within established limits. We use the following hedging instruments to manage relevant risks:

•	to hedge interest rate risk from its trading activities, the Securities Management Team occasionally uses interest rate futures (Korea Treasury Bond Futures) and interest rate swaps;

•	to hedge equity risk from its trading activities, the Securities Management Team selectively uses stock index futures; and

•

to hedge interest rate risk and foreign exchange risk from our foreign currency-denominated asset and liability positions as well as our trading activities, the International Financing Team and International Treasury Team use interest rate swaps, cross-currency swaps, foreign exchange forwards and futures, Euro-dollar futures and currency options. We use derivatives to change the interest rate characteristics of certain assets and liabilities after the original investment or funding. For example, depending on the market situation, we may choose to obtain fixed rate funding instead of floating rate funding if we believe that the terms are more favorable, which we can achieve by entering into interest rate swaps.

We generally manage our market risk at the entire portfolio level. To control our exposure to market risk, we use VaR limits set by the Risk Management Council and position and stop loss limits set by the Market Risk Management Subcommittee. We prepared our risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Supervisory Service.

We monitor market risk arising from trading activities of our business groups and teams. The market risk measurement model we use for both our Won-denominated trading operations and foreign currency-denominated trading operations is implemented through our integrated market risk management system called Panorama, which enables us to generate elaborate and consistent VaR numbers for all trading activities.

Value at Risk analysis.    We use daily “value at risk,” or VaR, to measure market risk. Our daily VaR is a statistically estimated normal distribution of financial variables and maximum amount of loss that could occur for a day. We use a 99% confidence level to measure our daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

“Value at risk” is a commonly used market risk management technique. However, this approach does have some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

In order to measure VaR, we use the “variance-covariance method,” which takes into account the diversification effects among different risk categories as well as within the same risk category. We supplement that method by historical simulation and “Monte Carlo” simulation models that we apply to measure market risk of non-linear products such as options.

The following table shows our daily VaRs as of December 31, 2001 and 2002, at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk and foreign exchange risk relating to our trading activities. The following figures are calculated only for Kookmin Bank and not our subsidiaries. We have not provided information for any prior period as such data would not be comparable to current data following the changes in our asset base and VaR methodologies resulting from the merger. VaR for our subsidiaries’ trading activities was not significant.

	As of December 31,
	2001	2002
	(in billions of Won)
Risk categories:
Interest rate risk	31.5	4.1
Equity risk	2.4	2.9
Foreign exchange risk	0.3	0.4
Less: diversification	1.4	3.6
VaR for overall trading activities	32.8	3.8

Stress test.    In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner which is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. As of December 31, 2002, our trading securities portfolio, which represents most of our trading risk, could lose (Won)94.4 billion for an assumed short-term extreme decline of 33% in the equity market and a 170 basis point, or 1.7%, increase in interest rates under an abnormal stress environment. In June 2003, we also plan to perform back-testing to check the validity of our internal models for market risk measurement.

Although we have not set any limits on stress testing, we monitor the impact of market turmoil or any abnormality. If the impact is large, our chief risk officer may request a portfolio restructuring or other proper action.

Interest Rate Risk

Interest rate risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest rate risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2002, the VaR of our interest rate risk from trading was (Won)4.1 billion and the weighted average duration, or weighted average maturity, of our Won-denominated trading debt securities was approximately 1.05 years.

A portion of our investment debt securities portfolio, which amounts to (Won)3.5 trillion, has been entrusted to KB Investment Trust Management Co. on the condition that it will comply with our investment guidelines. KB Investment Trust Management, a specialized asset management company which receives consulting advice from the ING Group N.V., invests in a variety of Korean treasury bonds, government bonds and other financial institution-issued bonds rated higher than A (as rated by Korean debt rating agencies) and reports its trading records to us on a daily basis.

Foreign Exchange Risk

Foreign exchange risk arises because we have assets, liabilities that are denominated in currencies other than Won, as well as off-balance sheet items such as foreign exchange forwards and currency swaps.

Assets and liabilities denominated in U.S. dollars account for the majority of our foreign currency assets and liabilities. Those denominated in Japanese yen and the euro account for most of the remainder.

The difference between our foreign currency assets and liabilities is offset against forward foreign exchange positions to obtain our net foreign currency open position. The Market Risk Management Subcommittee oversees our foreign exchange exposure for both trading and non-trading purposes by establishing a limit for this net foreign currency open position, together with stop loss limits. VaR limits are established on a combined basis for our domestic operations and foreign branches.

The following table shows our non-consolidated net open positions at the end of 2000, 2001 and 2002. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries are not significant.

	As of December 31, (1)
	2000	2001	2002
	(in millions of US$)
Currency
US$	$(39.5)	$(52.3)	$(68.4)
JP¥	(5.1)	(6.3)	2.5
Euro	(22.5)	2.5	1.9
Others	44.8	4.8	13.0

Total	$(22.3)	$(51.3)	$(51.0)

(1)	Amounts prepared on a non-consolidated basis.

Equity Price Risk

Equity price risk results from our equity trading portfolio in Won since we do not have any trading exposure to foreign currency shares.

The trading equity portfolio in Won consists of exchange-listed stocks and nearest month or second nearest month futures contracts under strict limits on diversification as well as position limits. This has been an area of particular focus due to the level of volatility in the stock market. In addition, we pay close attention to the loss limits. The Market Risk Management Subcommittee sets annual and monthly stop loss limits that are monitored by the Market Risk Monitoring Team. In order to ensure timely action, the stop loss limit of individual securities is monitored by our middle office.

As of December 31, 2002, our equity trading position was (Won)55.7 billion. However, we have (Won)72.2 billion of exposure to equity securities from our available-for-sale securities account, in the form of beneficiary certificates that include equities as component elements.

Derivative Market Risk

We use derivatives mainly for hedging purposes. However, we also take trading positions and trade them for the purpose of making a profit. Our derivative trading includes interest rate and cross-currency swaps, foreign exchange forwards, stock index and interest rate futures, forward rate agreements and currency options. These activities consist primarily of the following:

•	arbitrage transactions to make profit from short-term discrepancies between the spot and forward derivative markets or within the derivative markets;

•	sales of tailor-made derivative products that meet various needs of our corporate customers and related transactions to reduce our exposure resulting from those sales;

•	taking positions in limited cases when we expect short-swing profits based on our market forecasts; and

•	trading to hedge our interest rate and foreign currency risk exposure as described above.

Market risk from trading derivatives is not significant since our derivative trading activities are primarily driven by arbitrage and customer deals with very limited open trading positions.

Market Risk Management for Non-Trading Activities

Interest Rate Risk

Our principal market risk from non-trading activities is interest rate risk. Interest rate risk arises due to mismatches in the maturities or re-pricing periods of these rate-sensitive assets and liabilities. We measure interest rate risk for Won and foreign currency assets and liabilities in our bank accounts (including derivatives) and our principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars.

Our principal interest rate risk management objectives are to generate stable net interest revenues and to protect our asset value against interest rate fluctuations. We principally manage this risk for our non-trading activities by analyzing and managing maturity and duration gaps between our interest-earning assets and interest-bearing liabilities. Although we have used hedging instruments only on a limited basis for interest rate risk management for our non-trading assets and liabilities, to date the Korean financial market has not been sufficiently developed for this purpose. We expect to increase our use of derivatives to hedge this risk in the near future as the Korean financial market becomes more sophisticated.

Interest rate gap analysis measures expected changes in net interest revenues by calculating the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and interest resetting date. We perform interest rate gap analysis for Won-denominated and foreign currency-denominated assets and trust assets on a monthly basis.

Interest Rate Gap Analysis.    We use or assume the following maturities for different assets and liabilities for interest rate gap analysis:

•	With respect to asset maturities, we assume remaining maturities of prime rate-linked loans with remaining maturities of over one year to be one year and use the actual maturities for prime rate-linked loans with remaining maturities of less than one year; furthermore, we assume the reserves with the Bank of Korea and loans and securities classified as substandard or below to have remaining maturities of over three years.

•	With respect to liability maturities, we assume “non-core” demand deposits under the Financial Supervisory Commission guidelines to have remaining maturities of less than three months; and we assume “core” demand deposits under the same guidelines to have remaining maturities of over three years.

The following table shows our non-consolidated interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2002, based on our Korean GAAP accounts, which vary in certain significant respects from our accounts prepared in accordance with U.S. GAAP.

	As of December 31, 2002 (1)
	0-3 months	3-6 months	6-12 months	1-3 years	Over 3 years	Total
	(in billions of Won, except percentages)
Won-denominated:

Interest-earning assets:
Loans	64,191	19,398	24,041	3,219	2,436	113,285
Securities	9,677	1,923	5,994	7,170	2,875	27,639
Others	2,751	2,693	902	717	41	7,104

Total	76,619	24,014	30,937	11,106	5,352	148,028

Interest-bearing liabilities:
Deposits	47,623	13,447	25,615	9,252	19,569	115,506
Borrowings	749	99	178	817	1,349	3,192
Others	6,722	5,271	6,274	2,641	4,056	24,964

Total	55,094	18,817	32,067	12,710	24,974	143,662

Sensitivity gap	21,525	5,197	(1,130)	(1,604)	(19,622)	4,366
Cumulative gap	21,525	26,722	25,592	23,988	4,366
% of total assets	14.5%	18.1%	17.3%	16.2%	2.9%

Foreign currency-denominated:

Interest-earning assets:
Due from banks	377	93	0	0	0	470
Loans	2,146	604	47	169	34	3,000
Securities	199	261	73	186	126	845
Others	431	8	12	0	275	726

Total	3,153	966	132	355	435	5,041

Interest-bearing liabilities:
Deposits.	395	426	49	3	0	873
Borrowings	1,781	999	0	0	0	2,780
Others	210	681	17	443	0	1,351

Total	2,386	2,106	66	446	0	5,004

Sensitivity gap	767	(1,140)	66	(91)	435
Cumulative gap	767	(373)	(307)	(398)	37
% of total assets	15.2%	(7.4%)	(6.1%)	(7.9%)	0.7%

(1)	The numbers are prepared on a non-consolidated basis in accordance with Korean GAAP for internal management purposes.

The following table shows our non-consolidated interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2001, based on our Korean GAAP accounts, which vary in certain significant respects from our accounts prepared in accordance with U.S. GAAP.

	As of December 31, 2001(1)
	0-3 months	3-6 months	6-12 months	1-3 years	Over 3 years	Total
	(in billions of Won, except percentages)
Won-denominated:

Interest-earning assets:
Due from banks	2,165	100	250	—	795	3,310
Loans	29,888	16,284	40,165	3,765	4,597	94,699
Securities	7,519	1,206	4,159	13,006	4,094	29,984
Others	684	391	1,101	4,103	773	7,052

Total	40,256	17,981	45,675	20,874	10,259	135,045

Interest-bearing liabilities:
Deposits	40,232	13,756	20,936	11,862	23,175	109,961
Borrowings	5,227	1,349	3,251	3,197	4,216	17,240
Others	62	7	3	—	1,674	1,746

Total	45,521	15,112	24,190	15,059	29,065	128,947

Sensitivity gap	(5,265)	2,869	21,485	5,815	(18,806)	6,098
Cumulative gap	(5,265)	(2,396)	19,089	24,904	6,098
% of total assets	(3.4)%	(1.5)%	12.2%	15.9%	3.9%

Foreign currency-denominated:

Interest-earning assets:
Due from banks	1,335	260	—	—	147	1,742
Loans	2,023	778	22	3	212	3,038
Securities	412	238	76	232	41	999
Others	989	190	13	29	3	1,224

Total	4,759	1,466	111	264	403	7,003

Interest-bearing liabilities:
Deposits	1,019	479	54	3	—	1,555
Borrowings	3,258	763	—	72	266	4,359
Others	—	120	169	163	104	556

Total	4,277	1,362	223	238	370	6,470

Sensitivity gap	482	104	(112)	26	33	533
Cumulative gap	482	586	474	500	533
% of total assets	0.3%	0.4%	0.3%	0.3%	0.3%

(1)	The numbers are prepared on a non-consolidated basis in accordance with Korean GAAP for internal management purposes.

Duration Gap Analysis.    We also perform a duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than the interest rate gap analysis, as interest rate gap analysis focuses only on accounting income and not on the market value of the assets and liabilities. We emphasis duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2002, our asset and liability duration gap moved between 0.2112 years and 0.2710 years. Accordingly, our net asset value would have declined by (Won)117 billion to (Won)420 billion if interest rates increased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table, which was prepared in accordance with Korean GAAP, shows duration gaps and net asset value changes when interest rates increase by one percentage point as of the specified dates on a non-consolidated basis.

	Asset duration	Liability duration	Duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
Date
June 30, 2001	0.8736	0.8611	0.0185	(23)
December 31, 2001	0.8626	0.8790	(0.0117)	15
June 30, 2002	0.6786	0.9664	(0.2112)	(303)
December 31, 2002	0.5701	0.9067	(0.2710)	(420)

We set interest rate risk limits using historical interest rate volatility of government bonds and duration gaps with respect to expected asset and liability positions based on our annual business plans. The Financial Planning Team in our Financial Planning Division submits interest rate gap analysis reports, duration gap analysis reports, sensitivity reports and interest rate limit compliance reports monthly to our Financial Strategy Subcommittee and quarterly to the Risk Management Committee.

The following table, which was prepared in accordance with Korean GAAP, summarizes our interest rate risk on a non-consolidated basis, taking into account asset and liability durations as of December 31, 2002.

	As of December 31, 2002
	3 months or less	3-6 months	6-12 months	1-3 years	Over 3 years	Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:

Asset position	76,619	24,014	30,937	11,106	5,352	148,028
Liability position	55,094	18,817	32,067	12,710	24,974	143,662
Gap	21,525	5,197	(1,130)	(1,604)	(19,622)	4,366
Average maturity	0.178	0.356	0.707	1.502	2.687
Interest rate volatility	1.38%	1.46%	2.00%	1.95%	1.94%
Amount at risk	53	27	(16)	(47)	(1,023)	(1,006)

Foreign currency-denominated:
Asset position	3,153	966	132	355	435	5,041
Liability position	2,386	2,106	66	446	0	5,004
Gap	767	(1,140)	66	(91)	435	37
Average maturity	0.201	0.387	0.730	1.324	3.601
Interest rate volatility	0.65%	0.68%	0.83%	0.83%	0.83%
Amount at risk	(1)	3	(0)	1	(13)	(10)

The following table, which was prepared in accordance with Korean GAAP, summarizes our interest rate risk on a non-consolidated basis, taking into account asset and liability durations as of December 31, 2001.

	As of December 31, 2001
	3 months or less	3-6 months	6-12 months	1-3 years	Over 3 years	Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:

Asset position	40,256	17,981	45,675	20,874	10,259	135,045
Liability position	45,521	15,112	24,190	15,059	29,065	128,947
Gap	(5,265)	2,869	21,485	5,815	(18,806)	6,098
Average maturity	0.0833	0.3333	0.5833	1.5000	2.5000
Interest rate volatility	1.18%	1.96%	3.28%	3.06%	2.95%
Amount at risk	(5)	19	411	267	(1,387)	(695)

Foreign currency-denominated:
Asset position	4,759	1,466	111	264	403	7,003
Liability position	4,277	1,362	223	238	370	6,470
Gap	482	104	(112)	26	33	533
Average maturity	0.0833	0.3333	0.5833	1.5000	2.5000
Interest rate volatility	2.50%	2.53%	3.43%	2.92%	2.57%
Amount at risk	1	1	(2)	1	2	3

Foreign Exchange Risk

We manage foreign exchange rate risk arising from our non-trading operations together with such risks arising from our trading operations. See “—Market Risk Management for Trading Activities—Foreign Exchange Risk” above.

Liquidity Risk Management

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds resulting from, for example, maturity mismatches, obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. We manage our liquidity in order to meet our financial liabilities from withdrawals of deposits, redemption of matured debentures and repayments at maturity of borrowed funds. We also require sufficient liquidity to fund loans, to extend other credits and to invest in securities. Our liquidity management goal is to meet all our liability repayments on time and fund all investment opportunities even under adverse conditions. To date, we have not experienced significant liquidity risk, including during 1997 and 1998 when the Korean economy experienced serious difficulties.

We maintain liquidity by holding sufficient quantities of assets that can be liquidated to meet actual or potential demands for funds from depositors and others. We also manage liquidity by ensuring that the excess of maturing liabilities over maturing assets in any period is kept to manageable levels relative to the amount of funds we believe we could raise by issuing securities. We seek to minimize our liquidity costs by managing our liquidity position on a daily basis and by limiting the amount of cash at any time that is not invested in interest earning assets or securities.

We maintain diverse sources of liquidity to facilitate flexibility in meeting our funding requirements. We fund our operations principally by accepting deposits from retail and corporate depositors, accessing the call loan market (a short-term market for loans with maturities of less than one month), issuing debentures and borrowing from the Bank of Korea. We use the majority of funds we raise to extend loans or purchase securities. Generally, deposits are of shorter average maturity than loans or investments.

For Won-denominated assets and liabilities, we manage liquidity using a cash flow structure based on holding short-term liabilities and long-term assets. In December 2002, the average initial contract maturity of our new Won-denominated time deposits was about ten months, while during the same period most of our new loans and securities had maturities over one year.

We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Supervisory Commission. The Financial Supervisory Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0%. The Financial Supervisory Commission defines the Won liquidity ratio as Won liquid assets (including marketable securities) due within three months divided by Won liabilities due within three months.

The Fund Management Team and the International Financing Team are responsible for daily liquidity risk management of our Won and foreign currency exposure, respectively. They report monthly plans for funding and asset management to the Financial Strategy Subcommittee, which discusses factors such as interest rate movements, maturity structures of our deposits, loans and securities, re-deposit ratios and loan roll-over ratios.

The following table shows our liquidity status and limits for Won and foreign currency accounts as of December 31, 2002 in accordance with Financial Supervisory Commission regulations.

3 months or less
(in billions of Won, except percentages)
Won accounts:
Assets (A)	44,624
Liabilities (B)	44,324
Liquidity gap	300
Liquidity ratio (A/B)	100.68%
Limit	100%

	7 days or less	7 days-1 month	1-3 months
	(in millions of US$, except percentages)
Foreign currency accounts:

Foreign currency assets	2,897	1,775	2,039
Foreign currency liabilities	2,206	2,473	2,206
Maturity gap	691	(698)	(167)
Cumulative gap (A)	691	(7)	(174)
Total assets (B)	13,078	13,078	13,078
Liquidity gap ratio (A/B)	5.28%	(0.05)%	97.47	% (1)
Limits	0.00%	(10.00)%	80.00%

(1)	Liquidity ratios.

The Financial Planning Team in our Financial Planning Division reports whether we are complying with these limits monthly to the Financial Strategy Subcommittee and quarterly to the Risk Management Committee.

Operational Risk Management

Operational risk is difficult to quantify and subject to different definitions. We define our operational risk as the risk related to the overall management of our bank other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to systems and procedures, or from fraud or inadequate internal controls and procedures, resulting in financial or reputational loss. We divide our operational risks into business risks and event risks for measuring and calculating risk-adjusted return on capital.

We maintain a system of comprehensive operational risk policies and have put in place a control framework designed to provide a stable and well-managed operational environment. The primary responsibility for ensuring compliance with our operational risk procedures remains with our various business units. In addition, our Audit Team, our Market Risk & Monitoring Team, our Legal Team and our Compliance Team also play important roles in reviewing and maintaining the integrity of our internal control environment.

The Audit Committee, which consists of four non-executive directors and one executive director, is an independent authority that audits directors’ performance of duties, evaluates the overall internal control system of the bank, suggests improvements and reviews our external auditor’s audit activities. The Audit Committee also identifies the duties of the individual designated as Auditor & Executive Director and delegates the committee’s duties relating to the performance of audit activities to him.

The Auditing Team is the execution body for the Audit Committee. The Auditing Team performs the following auditing activities:

•	general audits, which include full-scale audits of the overall operations performed according to an annual audit plan, and sectional audits of selected operations performed when determined necessary by the Audit Committee;

•	special audits, performed when our Audit Committee or Auditor & Executive Director deem it necessary or pursuant to requests by the chief executive officer, board or supervisory authorities such as the Financial Supervisory Service;

•	day-to-day audits, including preliminary audits and ex post facto audits, performed by the Auditor & Executive Director with respect to the regular management of our operations;

•	constant audits, performed to detect any unusual transactions by analyzing data and information with a computerized audit system, and to take necessary actions with respect to such transactions in a timely manner; and

•	self-audits, performed as a self-check on overall operations by each business unit and branch to ensure its compliance with our business regulations and policies.

The Financial Supervisory Service periodically conducts a general review of our operations. It also performs special reviews on particular aspects of our operations, such as risk management, credit monitoring and liquidity, as the need arises.

The Auditing Team initiated an internal audit restructuring project in March 2002 to establish a risk-based and value-added internal audit system, in collaboration with a third-party audit firm. This project was completed on February 2003 and further enhanced our auditing procedures.

Our Compliance Team operates a compliance inspection system to ensure that all of our employees comply with the law. The compliance inspection system’s main function is to monitor the degree of improvement in compliance with the law, maintain internal controls (including ensuring that each department has established proper internal policies and that it complies with those policies) and educate our employees about observance of the law.

We consider legal risk as a part of our operational risk. The uncertainty of the enforceability of the obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk.

Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts, although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. Our Legal Team seeks to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. Our internal auditors review loan documentation to ensure that these are correctly drawn up to withstand scrutiny in court should such scrutiny occur.

The integrity of our electronic systems, and their ability to withstand potential catastrophic events, is crucial to our continuing operations. Accordingly, we are continuing to develop our disaster recovery capabilities. In February 2002, we developed a draft plan to create an integrated IT infrastructure. We completed the initial development of this system in September 2002, which related to our general ledger system. We completed the second phase of development in January 2003, which related to our communications and interface systems linked to external data sources. In March 2003, we tested our disaster recovery system with respect to our branches and headquarters operations.

In order to minimize operational risks relating to our electronic systems, we have implemented a multi-host system that runs three host systems simultaneously on-site and ensures system continuity in case any of the three host systems fails. This system backs up our data systems at an off-site location on a real-time basis to ensure that our operations can be carried out normally and without material interruption in the event of an internal system failure at one of the other host sites. The system functions by means of complete interconnectivity between our main IT center, our IT recovery center and our branches and headquarters facilities. This system enables the full recovery of all customer transactions occurring at any of our branches within one hour.

As part of our continuing efforts to improve our disaster recovery capabilities, we intend to implement a second phase initiative. We are currently developing a detailed action plan and identifying the resources necessary to further enhance our disaster recovery system. We currently expect to develop an action plan by July 2003 that will enable us to extend our disaster recovery capabilities to a number of our other operations, including loans, fund transfers, credit card transactions, Internet banking and call center transactions. We expect to implement this enhanced system during early 2004. In addition, we intend to also enhance our disaster recovery capabilities in some of our lower priority business areas by enabling more rapid system and database back-up and recovery.

We currently intend to test our disaster recovery systems quarterly, with the branch system recovery capability being tested twice a year and the headquarters system tested four times a year. Internally, our IT System Team manages our IT systems, which is responsible for monitoring all of our electronic and computerized network processes. This team monitors and reports on any unusual delays or irregularities reported by our branches. In addition, the IT Planning Team is responsible for the daily monitoring of our entire information security system.

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.    CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls after the date of the evaluation.

Item 16A.    Audit Committee Financial Expert

Not Applicable

Item 16B.    Code of Ethics

Not Applicable

Item 16C.    Principal Accountant Fees and Services

Not Applicable

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 17.    FINANCIAL STATEMENTS

Not Applicable

Item 18.    FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.    EXHIBITS

(a) List of Financial Statements:

(b) Exhibits

Number		Description

1.1		Amended and Restated Articles of Incorporation of Kookmin Bank (translation in English).

2.1	**	Form of Share Certificate of Kookmin Bank’s common stock, par value (Won)5,000 per share (translation in English).

2.2	**	Form of Amended and Restated Deposit Agreement to be entered into among Kookmin Bank, The Bank of New York, as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a) of the registrants’ Registration Statement on Form F-6 (Registration No. 333-13882) filed on September 5, 2001).

4.1	**	Amended and Restated Investment Agreement dated as of September 4, 2001 between Kookmin Bank and Goldman Sachs Capital Koryo, L.P.

4.2		Amendment No. 1 to the Amended and Restated Investment Agreement dated as of September 4, 2001 between Kookmin Bank and Goldman Sachs Capital Koryo, L.P.

4.3	**	Investment Agreement dated as of July 15, 1999 between H&CB, ING Insurance International B.V. and ING Verzekeringen N.V. (as amended).

4.4	*	Waiver Agreement dated as of October 31, 2001 among H&CB, ING Insurance International B.V., ING Life Insurance Company, Korea Ltd. and KB Investment Trust Management Co., Ltd.

4.5	**	Merger Agreement, dated as of April 23, 2001, by and between Kookmin Bank and H&CB.

4.6		Strategic Alliance Agreement dated as of December 4, 2002 between Kookmin Bank and ING Bank N.V.

4.7		Waiver Agreement dated as of December 4, 2002 between Kookmin Bank and ING Bank N.V.

8.1	***	List of subsidiaries of Kookmin Bank.

10.1		Section 906 certifications.

*	Incorporated by reference to the registrant’s previous filing on Form F-1 (No. 333-90074), filed on June 4, 2002.
**	Incorporated by reference to the registrant’s previous filing on Form F-4 (No. 333-13880), filed on September 10, 2001.
***	Incorporated by reference to Note 38 of the consolidated financial statements of Kookmin Bank included in this annual report.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Kookmin Bank:

We have audited the accompanying consolidated balance sheets of Kookmin Bank and its subsidiaries (the “Bank”) as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, of changes in stockholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 1 to the consolidated financial statements, the Bank has been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region.

PRICEWATERHOUSECOOPERS

Seoul, Korea

June 9, 2003

Samil Accounting Corporation is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2001	2002	2002
	Korean Won (in millions, except share data)		US Dollars (Note 1) (in thousands, except share data)
ASSETS
Cash and cash equivalents	3,040,690	3,327,544	2,804,977
Restricted cash	4,372,927	1,580,286	1,332,113
Interest-bearing deposits in other banks	592,267	564,720	476,035
Call loans and securities purchased under resale agreements	2,012,301	229,341	193,325
Trading assets	6,874,493	6,368,309	5,368,211
Investments	26,231,015	24,222,535	20,418,558
Loans (net of allowance for loan losses of 3,507,583 in 2001 and 5,195,205 in 2002)	117,452,186	140,755,567	118,650,904
Due from customers on acceptances	1,887,245	881,007	742,651
Premises and equipment, net	1,846,476	2,120,790	1,787,735
Accrued interest and dividends receivable	1,159,580	1,116,486	941,150
Security deposits	1,243,770	1,336,549	1,126,653
Goodwill and other intangible assets	742,999	630,649	531,610
Other assets	696,546	965,171	813,597

Total assets	168,152,495	184,098,954	155,187,519

LIABILITIES
Deposits:
Interest bearing	110,895,074	118,654,389	100,020,559
Non-interest bearing	4,141,427	3,744,879	3,156,772
Call money	2,701,216	305,966	257,916
Trading liabilities	286,677	624,793	526,674
Acceptances outstanding	1,887,245	881,007	742,651
Other borrowed funds	10,811,679	15,855,849	13,365,800
Accrued interest payable	4,617,215	4,463,012	3,762,128
Secured borrowings	5,501,468	7,864,321	6,629,285
Long-term debt	16,626,376	20,165,322	16,998,501
Other liabilities	2,741,007	2,633,292	2,219,752

Total liabilities	160,209,384	175,192,830	147,680,038

Commitments and contingencies (Notes 5, 10, 32, 33, 34, 35)
Minority interest	308,360	70,675	59,576

STOCKHOLDERS’ EQUITY
Common stock (5,000 Won par value, authorized 1 billion shares, 317,677,416 shares issued and 317,645,868 shares outstanding in 2001 and 328,258,685 shares issued and 325,232,596 shares outstanding in 2002)	1,588,387	1,641,293	1,383,540
Additional paid-in capital	4,960,422	5,145,481	4,337,420
Retained earnings	810,230	2,032,004	1,712,892
Accumulated other comprehensive income, net of tax	277,075	165,644	139,631

	7,636,114	8,984,422	7,573,483
Less: treasury stock, at cost, 31,548 shares in 2001 and 3,026,089 shares in 2002	1,363	148,973	125,578

Total stockholders’ equity	7,634,751	8,835,449	7,447,905

Total liabilities, minority interest and stockholders’ equity	168,152,495	184,098,954	155,187,519

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the year ended December 31,
	2000	2001	2002	2002
	Korean Won (in millions, except per share amounts)			US Dollars (Note 1) (in thousands, except per share amounts)
Interest and dividend income
Deposits in other banks	196,540	58,771	61,007	51,426
Loans, including fees	5,180,076	7,023,383	11,824,733	9,967,743
Trading assets	179,412	171,904	111,789	94,233
Investment securities	1,651,939	1,540,506	1,418,914	1,196,084
Call loans and securities purchased under resale agreements	55,258	100,611	33,722	28,426

Total interest and dividend income	7,263,225	8,895,175	13,450,165	11,337,912

Interest expense
Deposits	3,035,861	3,537,666	4,542,713	3,829,312
Call money	55,473	39,007	71,175	59,997
Other borrowed funds	332,968	558,089	521,692	439,764
Secured borrowings	59,092	297,114	324,881	273,861
Long-term debt	1,022,272	885,541	1,273,847	1,073,798

Total interest expense	4,505,666	5,317,417	6,734,308	5,676,732

Net interest income	2,757,559	3,577,758	6,715,857	5,661,180
Provision for loan losses	53,114	1,269,892	3,908,663	3,294,835
Provision for guarantees and acceptances	14,094	(9,153)	(23,133)	(19,500)

Net interest income after provision for loan losses, guarantees and acceptances	2,690,351	2,317,019	2,830,327	2,385,845

Noninterest income
Trust fees, net	114,926	210,989	375,805	316,787
Other fees and commission income	628,721	1,204,826	1,958,535	1,650,961
Net trading revenue	76,927	120,260	458,394	386,406
Net gain on investments	3,664	42,790	130,351	109,880
Other noninterest income	83,623	101,964	174,950	147,475

Total noninterest income	907,861	1,680,829	3,098,035	2,611,509

Noninterest expense
Salaries and employee benefits	702,090	1,051,483	1,586,340	1,337,217
Depreciation and amortization	109,418	164,632	442,783	373,247
Other administrative expenses	330,866	408,659	834,436	703,394
Credit card fees	141,791	239,719	389,509	328,339
Other fees and commissions	223,337	323,278	700,895	590,824
Other noninterest expenses	106,896	166,241	433,644	365,543

Total noninterest expense	1,614,398	2,354,012	4,387,607	3,698,564

Income before income tax expense, minority interest, discontinued operations, extraordinary gain and cumulative effect of accounting change	1,983,814	1,643,836	1,540,755	1,298,790

Income tax expense	740,210	621,063	597,308	503,505

Minority interest	80,770	84,224	(211,172)	(178,009)

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME—(Continued)

	For the year ended December 31,
	2000	2001	2002	2002
	Korean Won (in millions, except per share amounts)			US Dollars (Note 1) (in thousands, except per share amounts)
Net income before discontinued operations, extraordinary gain and cumulative effect of accounting change	1,162,834	938,549	1,154,619	973,294

Net (loss)income from discontinued operations, net of tax benefit of 110,653 million Won in 2000, and tax expense of 3,616 million Won in 2001 and 41,032 million Won in 2002	(248,609)	8,125	97,122	81,870
Extraordinary gain on extinguishment of debt, net of tax expenses of 5,930 million Won in 2000 and 26,055 million Won in 2001	13,323	58,539	—	—
Cumulative effect of accounting change, net of tax benefit of 5,936 million Won in 2001	—	(13,337)	—	—

Net income	927,548	991,876	1,251,741	1,055,164

Other comprehensive income, net of tax
Foreign currency translation adjustments	(14,414)	(29,677)	8,851	7,461
Net unrealized gains (losses) on available-for-sale securities	186,241	120,922	(120,282)	(101,393)

Total other comprehensive income (losses), net of tax	171,827	91,245	(111,431)	(93,932)

Comprehensive income	1,099,375	1,083,121	1,140,310	961,232

Net income per common share
Basic:
Net income before discontinued operations, extraordinary gain and cumulative effect of accounting change	6,182	4,447	3,633	3.06
(Loss)income from discontinued operations, net of tax	(1,322)	39	306	0.26
Extraordinary gain, net of tax	71	277	—	—
Cumulative effect of accounting change, net of tax	—	(63)	—	—

Net income	4,931	4,700	3,939	3.32

Diluted:
Net income before discontinued operations, extraordinary gain and cumulative effect of accounting change	5,313	4,028	3,535	2.98
(Loss)income from discontinued operations, net of tax	(1,131)	35	296	0.25
Extraordinary gain, net of tax	61	250	—	—
Cumulative effect of accounting change, net of tax	—	(57)	—	—

Net income	4,243	4,256	3,831	3.23

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Preferred Stock		KDIC Bonds	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income, net of tax	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount		Shares	Amount	Korean Won (in millions, except share data)
Balance at January 1, 2000	40,000,000	200,000	(200,000)	177,459,723	1,498,067	1,141,798	(93,497)	14,003	—	2,560,371
Redemption of preferred shares	(8,000,000)	(40,000)	—	—	—	—	—	—	—	(40,000)
Repayment of KDIC bonds	—	—	40,000	—	—	—	—	—	—	40,000
Grant of stock options	—	—	—	—	—	250	—	—	—	250
Deferred stock option compensation	—	—	—	—	—	(102)	—	—	—	(102)
Cash dividends declared (84 Won per share)	—	—	—	—	—	—	(14,937)	—	—	(14,937)
Changes in subsidiary ownership	—	—	—	—	—	100,257	—	—	—	100,257
Other comprehensive income, net of tax	—	—	—	—	—	—	—	171,827	—	171,827
Net income	—	—	—	—	—	—	927,548	—	—	927,548

Balance at December 31, 2000	32,000,000	160,000	(160,000)	177,459,723	1,498,067	1,242,203	819,114	185,830	—	3,745,214
Redemption of preferred shares	(32,000,000)	(160,000)	—	—	—	—	—	—	—	(160,000)
Repayment of KDIC bonds	—	—	160,000	—	—	—	—	—	—	160,000
Issuance of common shares upon conversion of bonds	—	—	—	2,353,202	19,865	18,498	—	—	—	38,363
Acquisition of treasury stock from dissenting stockholders	—	—	—	(37,692)	—	—	—	—	(1,273)	(1,273)
Retirement of treasury stock acquired from dissenting stockholders	—	—	—	37,692	—	—	—	—	1,273	1,273
Retirement of common shares exchanged in connection with the H&CB merger (Note 3)	—	—	—	(179,812,925)	(1,517,932)	(1,039,397)	—	—	—	(2,557,329)
Issuance of common shares upon exchange related to the H&CB merger (Note 3)	—	—	—	299,697,462	1,498,487	3,955,181	—	—	—	5,453,668
Acquisition of treasury stock	—	—	—	(41,548)	—	—	—	—	(1,795)	(1,795)
Grant of stock options	—	—	—	—	—	21,466	—	—	—	21,466
Deferred stock option compensation	—	—	—	—	—	(4,424)	—	—	—	(4,424)
Exercise of stock options	—	—	—	10,000	—	(382)	—	—	432	50
Cash dividends declared (844 Won per share)	—	—	—	—	—	—	(149,409)	—	—	(149,409)
Stock dividends declared (2,841 Won per share)	—	—	—	17,979,954	89,900	761,451	(851,351)	—	—	—
Changes in subsidiary ownership	—	—	—	—	—	5,826	—	—	—	5,826
Other comprehensive income, net of tax	—	—	—	—	—	—	—	91,245	—	91,245
Net income	—	—	—	—	—	—	991,876	—	—	991,876

Balance at December 31, 2001	—	—	—	317,645,868	1,588,387	4,960,422	810,230	277,075	(1,363)	7,634,751

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

	Preferred Stock		KDIC Bonds	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income, net of tax	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount		Shares	Amount	Korean Won (in millions, except share data)
Balance at December 31, 2001	—	—	—	317,645,868	1,588,387	4,960,422	810,230	277,075	(1,363)	7,634,751
Issuance of common shares—conversion from convertible bonds	—	—	—	10,581,269	52,906	184,325	—	—	—	237,231
Acquisition of treasury stock	—	—	—	(3,036,089)	—	—	—	—	(149,704)	(149,704)
Reissuance of treasury stock	—	—	—	31,548	—	326	—	—	1,602	1,928
Deferred stock option compensation	—	—	—	—	—	1,492	—	—	—	1,492
Exercise of stock options	—	—	—	10,000	—	(10,072)	—	—	492	(9,580)
Cash dividends declared (100 Won per share)	—	—	—	—	—	—	(29,967)	—	—	(29,967)
Changes in subsidiary ownership	—	—	—	—	—	8,988	—	—	—	8,988
Other comprehensive income, net of tax	—	—	—	—	—	—	—	(111,431)	—	(111,431)
Net income	—	—	—	—	—	—	1,251,741	—	—	1,251,741

Balance at December 31, 2002	—	—	—	325,232,596	1,641,293	5,145,481	2,032,004	165,644	(148,973)	8,835,449

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

	Preferred Stock		KDIC Bonds	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income, net of tax	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount		Shares	Amount	US Dollars (Note 1) (in thousands, except share data)
Balance at December 31, 2001	—	—	—	317,645,868	1,338,943	4,181,423	682,990	233,563	(1,149)	6,435,770
Issuance of common shares—conversion from convertible bonds	—	—	—	10,581,269	44,597	155,378	—	—	—	199,975
Acquisition of treasury stock	—	—	—	(3,036,089)	—	—	—	—	(126,194)	(126,194)
Reissuance of treasury stock	—	—	—	31,548	—	275	—	—	1,350	1,625
Deferred stock option compensation	—	—	—	—	—	1,258	—	—	—	1,258
Exercise of stock options	—	—	—	10,000	—	(8,490)	—	—	415	(8,075)
Cash dividends declared (100 Won per share)	—	—	—	—	—	—	(25,261)	—	—	(25,261)
Changes in subsidiary ownership	—	—	—	—	—	7,576	—	—	—	7,576
Other comprehensive income, net of tax	—	—	—	—	—	—	—	(93,932)	—	(93,932)
Net income	—	—	—	—	—	—	1,055,163	—	—	1,055,163

Balance at December 31, 2002	—	—	—	325,232,596	1,383,540	4,337,420	1,712,892	139,631	(125,578)	7,447,905

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2000	2001	2002	2002
	Korean Won (in millions)			US Dollars (Note 1) (in thousands)
Cash flows from operating activities:
Net income	927,548	991,876	1,251,741	1,055,164
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	261,929	1,264,000	3,908,663	3,294,835
Provision for guarantees and acceptances	14,094	(9,153)	(23,133)	(19,500)
Depreciation and amortization	118,194	178,965	442,783	373,247
Accretion of discounts on long-term debt	165,317	115,332	26,146	22,040
Net loss(gain) on valuation of trading securities	42,816	1,300	(167,886)	(141,521)
Net loss(gain) on sales of trading securities	17,722	(37,320)	(101,082)	(85,208)
Net loss on valuation of derivatives	215,806	41,016	35,081	29,572
Net gain on transaction of derivatives	(137,901)	(10,751)	(144,163)	(121,523)
Net gain on sales of available for sale securities	(134,696)	(148,137)	(423,924)	(357,350)
Impairment loss on available-for-sale securities	93,310	91,433	171,792	144,813
Income on equity method investments	(7)	(1,742)	(10,118)	(8,529)
Net gain on redemption of held-to-maturities securities	—	(14,124)	(30,303)	(25,544)
Impairment loss on held-to-maturity securities	24,203	22,635	9,855	8,307
Net loss on other investments	11,965	17,431	152,346	128,421
Net gain on sales of subsidiaries	—	—	(23,417)	(19,740)
Net (gain)loss on sales of loans	(4,505)	(1,317)	126,250	106,423
Net loss on disposal of premises and equipment	10,636	5,199	5,847	4,929
Net gain on extinguishment of debts	(13,323)	(58,539)	—	—
Stock options issued	148	5,307	889	749
Unrealized foreign exchange (gain)loss	(17,699)	(16,915)	73,509	61,965
Minority interest in net income of consolidated subsidiaries	80,770	84,224	(211,172)	(178,009)
Net change in:
Trading assets	980,325	814,865	744,245	627,367
Accrued interest and dividend receivable	(17,575)	370,469	8,321	7,014
Other assets	504,626	1,197,815	(125,168)	(105,513)
Trading liabilities	(166,583)	(685,592)	341,524	287,890
Accrued interest payable	206,298	(328,828)	(152,001)	(128,130)
Other liabilities	597,540	(680,367)	109,205	92,055

Net cash provided by operating activities	3,780,958	3,209,082	5,995,830	5,054,224

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	For the year ended December 31,
	2000	2001	2002	2002
	Korean Won (in millions)			US Dollars (Note 1) (in thousands)
Cash flows from investing activities:
Net change in restricted cash	(833,707)	(2,264,205)	2,792,633	2,354,070
Net change in interest-bearing deposits in other banks	(955,820)	1,308,625	(128,913)	(108,667)
Net change in call loans and securities purchased under resale agreements	(2,113,970)	1,566,193	1,782,960	1,502,959
Proceeds from sales of available-for-sale securities	6,191,309	9,098,093	8,554,167	7,210,796
Purchases of available-for-sale securities	(5,974,275)	(10,071,318)	(8,442,994)	(7,117,082)
Proceeds from maturities, prepayments and calls of held-to-maturity securities	4,769,262	5,734,203	5,903,784	4,976,637
Purchases of held-to-maturity securities	(6,016,810)	(4,599,485)	(3,877,800)	(3,268,818)
Net change in venture capital activities	(25,768)	9,873	1,927	1,624
Net change in other investments	(53,646)	(309,102)	26,177	22,065
Proceeds from sales of subsidiaries	—	—	51,007	42,997
Net originations and repayments of loans	(13,582,446)	(10,917,233)	(27,486,988)	(23,170,351)
Proceeds from sales of loans	8,001	6,506	221,854	187,014
Payments for purchases of loans	(1,325,092)	(1,620,353)	(1,081,238)	(911,437)
Proceeds from sales of premises and equipment	40,552	27,223	8,302	6,998
Payments for purchases of premises and equipment	(178,510)	(411,621)	(613,803)	(517,410)
Net change in security deposits	(3,006)	(6,371)	(95,112)	(80,175)
Cash paid related to business combination	—	(25,834)	—	—
Cash acquired in business combination	—	1,122,743	—	—

Net cash used in investing activities	(20,053,926)	(11,352,063)	(22,384,037)	(18,868,780)

Cash flows from financing activities:
Net (decrease)increase in noninterest bearing deposits	(676,717)	862,435	(396,153)	(333,940)
Net increase in interest bearing deposits	14,121,775	6,092,689	7,759,502	6,540,927
Net (decrease)increase in call money	(751,793)	1,687,984	(2,364,374)	(1,993,066)
Net increase in secured borrowings	1,045,103	2,546,814	2,362,854	1,991,785
Net increase in other borrowed funds	1,552,297	1,299,249	5,044,170	4,252,019
Proceeds from issuance of long-term debt	7,924,112	8,302,277	9,568,069	8,065,472
Repayment of long-term debt	(7,578,171)	(10,989,528)	(5,044,841)	(4,252,585)
Proceeds from issuance of shares by subsidiaries	220,439	55	—	—
Cash dividends paid to minority stockholders by subsidiaries	(653)	(13,118)	(23,953)	(20,191)
Proceeds from stock option exercise	—	50	—	—
Payment for stock option exercise	—	—	(26,791)	(22,584)
Purchases of treasury stock	—	(2,684)	(148,052)	(124,801)
Cash dividends paid on common stocks	(14,937)	(149,409)	(29,967)	(25,261)
Redemption of preferred stocks	(40,000)	(160,000)	—	—
Other	322	(121)	(275)	(232)

Net cash provided by financing activities	15,801,777	9,476,693	16,700,189	14,077,543

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	For the year ended December 31,
	2000	2001	2002	2002
	Korean Won (in millions)			US Dollars (Note 1) (in thousands)
Effect of exchange rate changes on cash	12,161	5,507	(25,128)	(21,181)
Net (decrease)increase in cash and cash equivalents	(459,030)	1,339,219	286,854	241,806
Cash and cash equivalents, beginning of year	2,160,501	1,701,471	3,040,690	2,563,171

Cash and cash equivalents, end of year	1,701,471	3,040,690	3,327,544	2,804,977

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	4,433,602	5,689,363	6,889,208	5,807,307
Cash paid during the year for income taxes	122,089	556,040	624,929	526,788
Supplemental schedule of noncash investing and financing activities:
Acquisitions (Note 3):
Fair value of net assets acquired	—	2,945,360	—	—
Cash acquired	—	1,122,743	—	—

Acqusitions, net of cash acquired	—	1,822,617	—	—
Loans repurchased from KAMCO in exchange for bonds (Note 5)	23,840	11,647	26,019	21,933
Bonds and securities received in connection with loan restructuring	72,908	643,096	308,113	241,934
(Decrease) increase in cumulative translation adjustments, net of tax	(14,414)	(29,677)	8,851	7,461
Increase (decrease) in unrealized gains on available-for-sale securities, net of tax	186,241	120,922	(120,282)	(101,393)

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    General Information and Summary of Significant Accounting Policies

Kookmin Bank (also referred to as the “Bank”) was formed to facilitate the merger of the former Kookmin Bank and H&CB, which was consummated on November 1, 2001. The merger was effected through an exchange of shares with the stockholders of the former Kookmin Bank receiving 1 share of Kookmin Bank common stock for each 1.688346 shares of former Kookmin Bank common stock exchanged, and the stockholders of H&CB receiving 1 share of Kookmin Bank common stock for each share of H&CB exchanged. The merger was accounted for using the purchase method of accounting for business combinations, with Kookmin Bank being the accounting acquirer. The consolidated financial statements of Kookmin Bank prior to November 1, 2001 reflect the historical financial results of operations and financial position of the former Kookmin Bank. Accordingly, all per share and share amounts presented prior to November 1, 2001 have been adjusted to reflect the share exchange ratio of 1:1.688346.

The Bank conducts its operations in accordance with the provisions of the General Banking Act of Korea, including its activities in the commercial banking business. The Bank is also engaged in the trust business according to the Trust Business Act and in the credit card business under the Specialized Credit Financial Business Act and other related laws. The Bank operated through 1,336 domestic branches and 3 overseas branches as of December 31, 2002.

At December 31, 2002, the Korean government and foreign investors owned 9.33% and 70.23%, respectively, of the outstanding common shares of the Bank.

Risk and uncertainties

The Asian financial crisis that began in 1997 adversely affected the Korean economy as well as other countries in the Asia Pacific region. Among other effects, the Asian financial crisis precipitated economic contractions, a reduction in the availability of credit, increased interest rates and inflation, adverse fluctuations in currency exchange rates, growth in the level of bankruptcies, increased unemployment and labor unrest. Such conditions have had a significant adverse effect on the operations of the Bank. Further, these effects may be exacerbated as a result of current political tensions with the People’s Democratic Republic of Korea (“North Korea”).

Although economic conditions in Korea may have improved and some of the trends and conditions noted above may have reversed, the Bank and its customers may continue to be affected for the foreseeable future by certain adverse economic conditions in Korea and in the Asia Pacific region. If these conditions have an adverse effect on the Bank, adjustments to the carrying amount of its loans and investments in amounts could be required, and such adjustments could be material to the consolidated financial statements.

Basis of presentation

The accounting and reporting policies of the Bank conform with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The policies, which are followed by the Bank to determine its financial position, results of operations and cash flows, are summarized below.

Principles of consolidation

The consolidated financial statements of the Bank include the accounts of Kookmin Bank and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Bank accounts for investments in companies that it owns a voting or economic interest of 20 to 50 percent and for which it has significant influence over operating and financing decisions using the equity method of accounting. Investments that the Bank owns a voting or economic interest of less than 20 percent are accounted for using the cost method.

Any gain or loss resulting from changes in equity of consolidated investees that change the Bank’s relative ownership interest in such investees is recorded in “Additional paid-in capital”.

Foreign currency translation

Foreign currency translation represents the effects of translating into Korean Won, the financial position and results of operations of entities located outside of Korea that have a functional currency other than Korean Won, the Bank’s functional and reporting currency. Foreign currency translation is recorded as a component of “Accumulated other comprehensive income” within stockholders’ equity, net of income tax effects. Assets and liabilities are translated into Korean Won at period-end exchange rates, and income and expense items are translated using average rates for the relevant periods.

Foreign currency transactions executed by domestic Korean entities are accounted for at the exchange rates prevailing on the related transactions dates. Assets and liabilities denominated in foreign currencies are remeasured using period-end exchange rates. Gains and losses resulting from the settlement of foreign currency transactions and from the remeasurement of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income, except for gains and losses arising from the translation of available-for-sale securities, which are recorded as a component of “Accumulated other comprehensive income”.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, cash items in the process of collection and amounts due from banks and other financial institutions and the Bank of Korea. All such amounts have an original maturity of 90 days or less.

Resale and repurchase agreements

The Bank enters into short-term purchases of securities under agreements to resell (“resale agreements”) and sales of securities under agreements to repurchase (“repurchase agreements”) of substantially identical securities. Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively, when control over the related securities has not been surrendered by the transferor. When control over the related securities has been surrendered by the transferor, the Bank accounts for its resale agreements as purchases of

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities with related forward commitments to resell and accounts for its repurchase agreements as sales of securities with related forward commitments to repurchase. It is the Bank’s policy to take possession of securities under agreements to resell. The Bank minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counterparty and by monitoring collateral value and requiring the counterparty to deposit additional collateral with the Bank when deemed necessary.

The amount advanced under resale agreements accounted for as secured lending transactions and the amounts borrowed under repurchase agreements accounted for as secured borrowing transactions are carried on the balance sheet at the amount advanced or borrowed. Interest earned on resale agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.

Trading assets and liabilities, including derivatives

Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. The Bank recognizes changes in the fair value of trading positions as they occur in net trading revenue.

Trading assets and liabilities also include derivatives and foreign exchange contracts used for trading purposes and for non-trading purposes which the Bank carries at fair value. The Bank recognizes changes in the fair value of trading derivatives and foreign exchange contracts as they occur in net trading revenue.

The fair value of trading securities, derivative financial instruments and foreign exchange contracts is determined using quoted market prices, including quotes from dealers trading those securities or instruments, when available. If quoted market prices are not available, the fair value is determined based on pricing models, quoted prices of instruments with similar characteristics or discounted cash flows or the net asset value of the investee.

Derivatives used for hedging purposes

The Bank uses various derivative instruments as part of its asset and liability management process, including interest rate and foreign exchange swaps, futures, forwards and options, to manage various interest rate and foreign exchange exposure or modify interest rate characteristics of various balance sheet accounts. Certain derivative contracts are entered into for non-trading purposes and intended to serve as economic hedges of risk but do not qualify for hedge accounting.

On January 1, 2001, the Bank adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), which establishes accounting and reporting standards for derivative instruments, as well as certain derivative instruments embedded in other contracts, that are employed to manage risk outside of the Bank’s trading activities. The adoption of SFAS No. 133 on January 1, 2001 resulted in an after-tax reduction to net income of 13,337 million Won and an after-tax increase in other comprehensive income of 5,140 million Won, relating principally to the reclassification of derivatives which no longer qualified as hedges to trading.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives accounted for as hedges must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be formally designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively at inception and on a regular basis using quantitative measures of correlation.

All derivatives, whether designated for hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge of fixed rate assets, liabilities or firm commitments, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in earnings. Hedge ineffectiveness represented by the net amount is reflected in current earnings. Fair value hedges of the Bank mainly include hedges of available-for-sale debt securities and fixed rate debentures.

If the derivative is designated as a cash flow hedge of floating rate assets, liabilities or forecasted transactions, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in earnings. Cash flow hedges of the Bank mainly include hedges of floating rate debt.

If hedge relationships are terminated, hedge designations are removed or forecasted transactions are no longer expected to occur, hedge accounting treatment would not be applied prospectively and the related hedging derivatives would be transferred to trading assets and liabilities. In such cases, the changes in the fair value or cash flows of the hedged item that are attributable to the risk being hedged will not be offset and the fair value changes in the hedging derivatives are recognized immediately in the current earnings.

The majority of the Bank’s derivatives do not qualify as hedges pursuant to SFAS No. 133, except under the short-cut method of hedge accounting. The short-cut method assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in fair value or cash flow that are attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Under short-cut method, only the demonstration that the critical terms of the derivative instrument and the hedged item are initially the same and subsequently stay the same throughout the hedge’s life would need to be documented as support for the ongoing application of hedge accounting. Non-trading derivatives that do not qualify for hedge accounting include interest rate swaps that are entered to hedge interest rate risks.

Available-for-sale securities

Securities are classified as available-for-sale when management intends to hold the securities for an indeterminate period of time or when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective yield method. Realized gains and losses on the sales of securities are determined using the specific identification method for debt securities and the moving average method for equity securities. Available-for-sale securities are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “Accumulated other comprehensive income(loss), net of taxes.” Declines in fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

individual securities to their fair value. Factors considered in determining whether such declines in value are other than temporary include the length of time and extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, the Bank’s intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the state of the Korean economy (domestic securities only). The related write-downs are included in earnings under “Net gain (loss) on investments”.

Held-to-maturity securities

Securities for which the Bank has the positive ability and intent to hold until maturity are recorded at amortized cost and adjusted for accretion/amortization of discounts and premiums, respectively. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective interest rate method. Declines in fair value of individual held-to-maturity securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings under “Net gain (loss) on investments”.

Venture capital activities

KB Investment Co., Ltd., one of the Bank’s subsidiaries, engages exclusively in venture capital activities. Venture capital investments are recorded as “ Venture capital securities” under “Investments” and are carried at fair value with net changes in fair value recognized in “Net gain (loss) on investments”. The fair values of publicly-traded securities held by this subsidiary are generally based on quoted market prices. Securities that are held by this subsidiary that are not publicly traded are initially recorded at cost, which is deemed to be the fair value as of the acquisition date. Subsequent to that date, management estimates fair value based on investee transactions with unaffiliated parties, or based on management’s review of the investee’s financial results and condition.

Equity securities without readily determinable fair values

The Bank holds certain equity securities that do not have readily determinable fair values. Those equity securities are recorded as “Other securities” under “Investments” and are accounted for at cost, with any other-than-temporary impairment included in earnings under “Net gain (loss) on investments”.

Loans

Loans are reported at the principal amount outstanding, adjusted for the allowance for loan losses, unearned income, loan fees and loan origination costs. Deferred net fees and costs are recognized in interest income over the loan term as an adjustment of yield on the outstanding loan balance. Interest on loans is accrued at the effective rate and credited to income based on the principal amount outstanding.

The Bank generally ceases the accrual of interest when principal or interest payments become one day past due. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received. In applying payments on delinquent loans, payments are applied first to the delinquent interest, normal interest, and then to the loan balance until it is paid in full. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities received by the Bank involving loans that are restructured or settled are recorded at the fair value of the security at the date of restructuring or settlement. Any difference between the security’s fair value and the net carrying amount of the loan is recorded as a charge-off or recovery, as appropriate, on the loan through the allowance for loan losses.

The Bank provided equipment financing to its customers through a variety of lease arrangements. During 2002, the Bank sold its leasing subsidiaries, as further described in Note 4, and no longer has any outstanding direct financing leases as of December 31, 2002. Direct financing leases were carried at the aggregate of lease payments receivable plus estimated residual value of the leased property, less unearned income. Unearned income was recognized using the effective interest method.

Allowance for loan losses

The Bank’s allowance for loan losses is based upon management’s continuing review and evaluation of the loan portfolio and is management’s best estimate of probable losses which have been incurred as of the balance sheet date. The level of the allowance is based on an evaluation of the risk characteristics of the loan portfolio and considers factors such as past loss experience and the financial condition of the borrower. The allowance for loan losses is charged against income in the form of a provision for loan losses. Adjustments to the allowance due to changes in measurement of impaired loans are recognized through the provision for loan losses. Loan losses, net of recoveries, are charged directly to the allowance.

A commercial loan is considered impaired when, after consideration of current information and events, it is probable that the Bank will be unable to collect all amounts, including principal and interest, according to the contractual terms of the loan. We consider the following types of loans to be impaired:

•	Loans classified as “substandard” or below according to the Financial Supervisory Commission’s asset classification guidelines;

•	Loans that are 30 days or more past due;

•	Loans to companies that have received a warning from the Korean Federation of Banks, indicating that the company has exhibited difficulties in making timely payments of principal and interest.

•	Loans which are “troubled debt restructurings” under US GAAP.

Once a loan is identified as impaired, management measures the loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the resulting value is less than the book value of the loan, a specific allowance is established. Any amounts deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Impairment criteria are applied to the loan portfolio, exclusive of leases and smaller balance homogeneous loans such as residential mortgage, consumer loans and credit cards, which are evaluated collectively for impairment. Smaller balance commercial loans, managed on a portfolio basis, are also evaluated collectively for impairment.

The allowance for loan losses related to commercial loans that are not deemed to be impaired is established for such loans in the aggregate based upon the Bank’s historical loss experience.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allowance for loan losses related to consumer loans is established based on historical loss experience delinquency and charge-off information. Unsecured loan amounts greater than 180 days past due are charged-off.

The allowance for loan losses related to leases is established based on historical loss experience. The amount deemed uncollectable on financing leases is charged off when greater than one year past due.

Allowance for guarantees and acceptances

The Bank analyzes its off-balance sheet legally binding commitments for possible losses associated with such commitments. The Bank reviews the ability of the counterparty of the underlying credit commitment to perform under the proposed commitment. If it is determined that a loss is probable and estimable, the Bank will record a liability for other credit exposures in a similar manner as if a loan was granted under the terms of the commitment. The allowance for guarantees and acceptances is reflected in “Other liabilities”.

Deferred loan origination fees and costs

The Bank recognizes certain employee and other costs associated with originating loans as a yield adjustment over the life of the loan, net of any related fees received. The majority of the deferred fee income relates to annual membership fees related to the Bank’s credit card business. The Bank does not have any other significant fee income related to its lending activities. The deferred loan origination costs relate to direct loan origination activities performed by the Bank which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction. All other lending-related costs, including costs related to activities performed by the Bank for advertising, soliciting potential borrowers, servicing existing loans, and other ancillary activities related to establishing and monitoring credit policies, supervision and administration, are expensed as incurred.

Foreclosed assets

Assets acquired through or in lieu of loan foreclosures are initially recorded at fair value at the date of acquisition. After acquisition, such assets are carried at the lower of their carrying amounts or fair values as determined by their estimated public auction price, net of selling costs.

Secured borrowings

Transfers of loans and securities related to certain securitizations, in which control over the loans has not been surrendered, are accounted for as collateralized borrowings. The liability for funds received under the related loan sale agreements are included in “Secured borrowings”.

Collateral

The Bank pledges loans as collateral for certain borrowings. These borrowings are structured as transfers of loans through asset securitization, which are retained on the balance sheet, as the Bank retains control of the assets transferred. The Bank also pledges securities as collateral, primarily for certain deposit transactions and borrowings structured as a transfer of securities through asset

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securitization. The Bank retains control of the securities and retains them on the balance sheet. Securities pledged against deposits cannot be sold or re-pledged by the Bank. However, the Bank has the right to substitute the collateral provided that this is not to the detriment of the depositor.

Premises and equipment

Premises, equipment and furniture and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of buildings is computed on a straight-line basis over the estimated useful lives of the assets. Depreciation of equipment and furniture and operating lease assets is computed on a declining balance basis over the useful lives of the assets, or the term of the lease, if shorter, in the case of leasehold improvements. Gains or losses on disposals of premises and equipment are determined by reference to their carrying amount. Maintenance and repairs are charged to expense as incurred.

The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and furniture	3-6 years
Leasehold improvements	1-5 years
Operating lease assets	4-5 years

Goodwill and other intangible assets

Goodwill represents the excess of acquisition cost over the fair values of assets and liabilities acquired in a business combination. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own or in connection with a related contract, asset, or liability.

As of December 31, 2001 and 2002, the carrying amount of goodwill was 162,206 million Won, all of which arose through the acquisition of Korea Long-term Credit Bank in 1998. The goodwill was amortized on a straight-line basis over 15 years, its estimated useful life, through the end of 2001. Effective January 1, 2002, the Bank adopted provisions of FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which sets forth the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS 142 requires that goodwill and indefinite-lived intangible assets be allocated to the reporting unit level, which the Bank defines as an operating segment, or one level below. SFAS 142 also prohibits the amortization of goodwill and indefinite-lived intangible assets upon adoption, but requires that they be tested for impairment at least annually, or more frequently as warranted, at the reporting unit level.

The goodwill impairment test under SFAS 142 is performed in two phases. The first step of the impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired, and step two of the impairment test must be performed. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to the implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value. The Bank has performed the required impairment test and there was no impairment of goodwill upon the adoption of SFAS 142.

The Bank has no indefinite-lived intangibles. Other finite-lived intangible assets include core deposit intangible, credit card relationship intangible, and capitalized software. These intangibles will continue to be amortized over their estimated useful lives, ranging from 6 to 8 years for the core deposit intangible and credit card relationship intangible, and 4 to 5 years for capitalized software. The

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bank has evaluated the lives of these intangible assets as required by SFAS 142, and no change was made regarding useful lives upon adoption. Recoverability of amortizable intangible assets is evaluated if facts and circumstances indicate a possible impairment. Such facts and circumstances include significant or sustained declines in revenues or earnings and material adverse changes in the economic climate. If this evaluation indicates that the amortizable intangibles will not be recoverable, based on undiscounted cash flow projections, impairment will be measured by comparing the carrying values to their fair values, as determined based on discounted cash flows or appraisals.

Interest expense

Interest expense is recognized on an accrual basis. For deposits where a portion of the interest payments are linked to the Bank’s stock price, interest is recognized based on the price of the Bank’s stock at the end of the period.

Stock based compensation

The Bank accounts for its employee stock-based compensation plans using the intrinsic-value based method in accordance with Accounting Principles Board Opinions No. 25, “Accounting for Stock Options Issued to Employees” and related interpretations. Compensation expense is calculated by multiplying the number of shares under option by the difference between the quoted market price of the stock at the measurement date and the exercise price the employee is required to pay. The measurement date is determined when the number of shares and the exercise prices are fixed. Compensation expense is recognized over the vesting period in which an employee performs the services related to the option awards.

Trust fees and compensation to the trust accounts

The Bank receives fees for its management of trust assets, which are recognized when earned. The Bank is also entitled to receive performance-based fees for certain trust accounts. These fees, if earned, are recognized at the end of the performance period.

In addition, the Bank is liable to compensate trust account holders for losses incurred in certain trust accounts subject to minimum return and principal guarantees. Such losses are settled at the end of each applicable year.

Other fees and commission income

Other fees and commissions primarily consist of fees from merchants, deposit accounts, mortgage servicing, loan commitments, commissions on factored receivables and credit card interchange income. Such fees are recognized when earned.

Income taxes

Deferred income tax is provided, using the asset and liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Currently enacted tax rates are used to determine deferred tax amounts.

Deferred tax assets, including the carry-forward of unused tax losses, are recognized to the extent it is more likely than not that the deferred tax assets will be realized. To the extent the deferred tax assets are not realizable, a valuation allowance is recognized.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

United States dollar amounts

The Bank operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won) 1,186.3:US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2002. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate.

Reclassification

Certain reclassifications have been made in the 2000 and 2001 consolidated financial statements to conform to the 2002 presentation for comparability purposes.

2.    Recent Accounting Pronouncements

SFAS No. 142, “Goodwill and Other Intangible Assets”

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” which primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The statement became effective for the Bank on January 1, 2002. SFAS No. 142 requires that goodwill be recorded at the reporting unit level, which are defined as an operating segment or one level below. SFAS No. 142 prohibits the amortization of goodwill but requires that it be tested for impairment at least annually at the reporting unit level. The impairment test is to be performed in two phases. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of a reporting unit exceeds its fair value an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The Bank adopted SFAS 142 in 2002 and there was no impairment of goodwill upon adoption.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” , which supercedes SFAS No.121, “Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of”. The new standard maintains the previous accounting for the impairment or disposal of long-lived assets, but also establishes more restrictive criteria that have to be met to classify such an asset as “held for sale”. SFAS No. 144 also increases the range of dispositions that qualify for reporting as discontinued operations, and changes the manner in which expected future operating losses from such operations are to be reported. The Bank adopted SFAS No. 144 in 2002, and there was no impact on the Bank’s financial position or results of operations.

SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 requires gains

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent occurrences in Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS No. 145 also amends Statement No. 13 requiring sale-leaseback accounting for certain lease modifications. In addition, SFAS No. 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002; however, the provisions relating to sale-leaseback are effective for transactions after May 15, 2002. The Bank does not expect the adoption of this new statement to have a significant impact on its financial position or results of operations.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management’s commitment to an exit plan. In addition, SFAS No. 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The Bank does not expect the adoption of this new statement to have a significant impact on its financial position or results of operations.

SFAS No. 147, “Acquisitions of Certain Financial Institutions”

In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions”. SFAS No. 147 provides guidance on the application of the purchase method to acquisitions of financial institutions. Any previously recognized unidentifiable intangible assets resulting from business combinations shall no longer be amortized, but treated as goodwill under SFAS No. 142 and subject to periodic impairment testing. In addition, SFAS No. 147 amends SFAS No. 144, “ Accounting for the Impairment or Disposal of Long-Lived Assets”, to include in its scope long-term customer relationship intangible assets of financial institutions. SFAS No. 147 is effective on October 1, 2002. The adoption of this statement did not have a significant impact on the Bank’s financial position or results of operations.

SFAS No. 148, “Accounting for Stock-Based Compensation”

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to a fair value based method of accounting for stock-based employee compensation, and amends disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to such compensation. The Bank expects to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and will provide the prominent disclosures required in the footnotes to the financial statements.

SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”.SFAS No. 149 amends and clarifies the accounting guidance on

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1) derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of SFAS No. 133. SFAS No. 149 also amends certain other existing pronouncements, which will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS No. 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The Bank is in the process of evaluating the potential impact of adopting SFAS No. 149 on its financial position and results of its operations.

SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Bank is currently assessing the potential impact of SFAS No. 150 on its financial position and results of its operations.

FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

In November 2002, the FASB issued Interpretation No. 45 (“FIN No. 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” which addresses the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees.

FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. Guarantees, as defined in FIN No. 45, include contracts that contingently require the Bank to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN No. 45 issued or modified after December 31, 2002.

The Bank adopted the disclosure provisions of FIN No. 45, as required, in accounting for its guarantees and indemnifications. These disclosures are presented in Note 35. Management does not expect the adoption of the FIN No. 45 recognition and measurement provisions to have a material impact on the Bank’s financial position or its results of operations.

FIN No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”

In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities (“VIEs”)”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “special purpose entities.” The underlying principle behind the FIN No. 46 is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

should be included in the consolidated financial statements with those of the business enterprise. FIN No. 46 also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. We are assessing the impact that this new standard will have on our financial position and results of operations. FIN No. 46 is effective immediately for VIEs created subsequent to January 31, 2003 and effective January 1, 2004 for VIEs created prior to February 1, 2003.

3.    Merger with H&CB

Effective November 1, 2001, the former Kookmin Bank merged with H&CB to realize the anticipated synergies, growth opportunities and cost savings from combining the operations of the two banks. The merger was facilitated through the formation of Kookmin Bank into which the former Kookmin Bank and H&CB were merged. The merger was effected through an exchange of shares with the stockholders of the former Kookmin Bank receiving 1 share of Kookmin Bank common stock for each 1.688346 shares of former Kookmin Bank common stock exchanged, and the stockholders of H&CB receiving 1 share of Kookmin Bank common stock for each share of H&CB exchanged. The merger was accounted for using the purchase method of accounting for business combinations, with Kookmin Bank being the accounting acquirer. The consolidated financial statements of Kookmin Bank prior to November 1, 2001 reflect the historical financial results of operations and financial position of the former Kookmin Bank. Accordingly, all per share and share amounts presented prior to November 1, 2001 have been adjusted to reflect the share exchange ratio of 1:1.688346. After the merger, the stockholders of the former Kookmin Bank owned approximately 60%, and the former stockholders of H&CB owned approximately 40% of Kookmin Bank, including the effects of the conversion of both banks’ convertible bonds into common stock prior to the completion of the merger. The consolidated financial statements of the Bank for the year ended December 31, 2001 include the operations of H&CB from November 1, 2001.

The assets and liabilities of H&CB were recorded at fair value, with the excess of the fair value of the net assets acquired over the purchase consideration recorded as negative goodwill. In accordance with SFAS No. 141, the negative goodwill was allocated to the identifiable intangible assets and fixed assets on a pro rata basis.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in millions of Won):

Cash and cash equivalents	1,122,743
Deposits	880,238
Call loans	1,075,729
Trading assets	4,322,933
Securities	7,799,062
Loans, net of allowance for loan losses	49,442,529
Premises and equipment, net	1,085,854
Other assets	1,725,532
Intangible assets:
Core deposit intangible asset	670,483
Credit card relationship intangible asset	222,254

Total assets	68,347,357

Due to depositors	51,861,465
Borrowings and debentures	9,379,486
Other liabilities	3,605,219
Minority interest at book value	11,681

Total liabilities	64,857,851

Fair value of net assets of H&CB	3,489,506

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allocation of the purchase consideration is as follows (in millions of Won, except share data):

Market value of consideration	2,897,349	(a)
Acquisition costs	48,011

Total purchase price	2,945,360

Allocation of Purchase Price:

Fair value of H&CB net assets	3,489,506
Negative goodwill	(544,146)

Total purchase price	2,945,360

Allocation of Negative Goodwill:

Reduction in premises and equipment	(431,224)
Reduction in core deposit intangible asset	(266,710)
Reduction in credit card relationship intangible asset	(88,410)
Increase in deferred tax asset	242,198

(544,146)

(a)	Market value of consideration has been calculated by reference to the number of the Bank’s shares to be issued to H&CB’s stockholders (based on an exchange ratio of 1:1). The number of H&CB shares outstanding at October 31, 2001 were multiplied by the average closing stock price of Kookmin Bank on the Korean Stock Exchange two days before and after the merger agreement date of April 23, 2001, times the exchange ratio for Kookmin Bank stock as follows:

H&CB common shares outstanding at October 31, 2001	119,922,229
Average Kookmin Bank stock price	14,310

Kookmin Bank share exchange ratio	1.688346

Total market value of consideration (in millions of Korean won)	2,897,349

Core deposit intangible reflects the estimated fair value of the acquired demand deposits and savings accounts which the Bank can expect to maintain for an extended period of time because of generally stable customer relationships. The core deposit intangible is amortized over its estimated useful life in proportion to the estimated run-off of depositors on an accelerated basis. The estimated weighted average life of the core deposit intangible is approximately eight years. The fair value of this asset was based principally upon the estimates of (i) the funding benefits that these deposits provide relative to our alternative funding sources and (ii) the projected run-off of the related customer accounts.

Credit card relationship intangible reflects the estimated fair value of the credit card relationships acquired from H&CB from which Kookmin Bank expects to derive future benefits over the estimated life of such relationships. The customer relationship intangible is amortized over its estimated useful life of six years on an accelerated basis. The fair value of this asset was based principally upon the estimates of (i) the profitability of the acquired accounts and (ii) the projected run-off of the acquired accounts.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following unaudited pro forma consolidated summary of operations presents information of the Bank as if the transaction had occurred on January 1, 2001:

Year ended December 31, 2001
(in millions of Won, except share data)	(unaudited)
Total interest and dividend income	13,620,829
Net income before extraordinary gain and cumulative effect of accounting change	1,407,581
Net income	1,474,804
Basic earnings per share	4,652
Diluted earnings per share	4,168

These pro forma results are for illustrative purposes. They do not purport to be indicative of the results of operations which actually would have resulted had the merger occurred as of January 1, 2001 or the future results of operations of the merged entity.

4.    Discontinued Operations

On December 27, 2002, the Bank sold its 88.66% ownership interest in Kookmin Leasing Co., Ltd. (“Kookmin Leasing”) for 365 million Won and recognized a pretax gain on sale of 28,501(after tax gain of 20,036 million Won). On May 29, 2002, the Bank sold its 99.99% ownership interest in Kookmin Investment Trust Management Co., Ltd. for 37,309 million Won and recognized a pretax gain on sale of 8,485 million Won(after tax gain of 5,965 million Won).

On August 30, 2002 and then on October 28, 2002, the Bank sold 65.43% and 5.03%, respectively, of its 85.43% ownership interest in Alpha Capital Corporation (“Alpha Capital”), formerly known as Jooeun Leasing Co., Ltd., to the same buyer. The Bank carried its remaining investment in Alpha Capital from August 30, 2002 to October 28, 2002 under the equity method and subsequent to October 28, 2002, under the cost method. The Bank’s proportionate share of the results of operations of Alpha Capital from August 30, 2002 to October 28, 2002 was not significant. Sales proceeds from the two transactions totaled 13,333 million Won and the Bank recognized a pretax loss on sale of 3,676 million Won(after tax loss of 2,584 million Won). The remaining 14.97% ownership interest at December 31, 2002 was sold for 149 million Won on February 4, 2003 to a different buyer.

Financial information related to these disposed subsidiaries is presented separately in the consolidated statements of income and comprehensive income as discontinued operations. The assets and liabilities of these disposed subsidiaries were not reclassified in the consolidated balance sheet as of December 31, 2001.

The following table summarizes financial information for discontinued operations for the year ended December 31:

	2000	2001	2002
	(in millions of Won)
Operating (loss)income from discontinued operations	(359,262)	11,741	104,844
Net gain on disposal	—	—	33,310
Income tax (benefit)expense	(110,653)	3,616	41,032

Income from discontinued operations, net of tax	(248,609)	8,125	97,122

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Transactions with Korea Asset Management Corporation

Prior to fiscal year 1999, the Bank sold certain non-performing loans to the Korean Asset Management Corporation (“KAMCO”). The sales agreements contain a recourse obligation under which KAMCO can obligate the Bank to repurchase the related loans at the original sales price. The recourse obligation has no expiration date. Loans for which KAMCO has a recourse obligation amounted to 59,630 million Won and 47,493 million Won at December 31, 2001 and 2002, respectively. At December 31, 2001 and 2002, the Bank recorded a liability of 7,196 million Won and 22,414 million Won, respectively, representing its estimated obligation to repurchase the loans under the recourse obligation.

6.    Restricted Cash

The following table presents restricted cash as of December 31:

	2001	2002
	(in millions of Won)
Reserve deposits with the Bank of Korea	3,484,324	1,366,158
Deposits with insurance companies	678,500	66,000
Deposits with Hansol Mutual Savings & Finance	111,132	118,844
Other	98,971	29,284

Total restricted cash	4,372,927	1,580,286

Reserve deposits with the Bank of Korea (“BOK”) represent amounts required under the General Banking Act for payment of deposits. Deposits with insurance companies are restricted from being withdrawn prior to their maturities in 2002 and 2003. These deposits were placed with four Korean insurance companies which also manage the Bank’s severance benefit insurance plans.

Deposits with Hansol Mutual Savings & Finance are restricted from being withdrawn prior to their maturity in 2004.

7.    Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following at December 31:

	2001	2002
	(in millions of Won)
Call loans	1,372,301	229,341
Securities purchased under resale or similar arrangements	640,000	—

Total	2,012,301	229,341

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Trading Assets and Liabilities

The following table presents trading assets and liabilities at December 31:

	2001	2002
	(in millions of Won)
Trading assets:
Debt securities
Korean treasury and government agencies	1,229,629	840,323
Corporate	174,478	112,766
Financial institutions	910,090	784,279
Asset-backed securities	—	39,795
Equity securities	4,193,286	3,897,984

Total debt and equity instruments	6,507,483	5,675,147

Foreign exchange spot contracts	2,514	5,191
Derivative instruments
Exchange rate derivatives	253,977	511,628
Interest rate derivatives	83,085	150,315
Credit derivatives	3	—
Equity derivatives	27,431	26,028

Total derivative instruments and foreign exchange spot contracts	367,010	693,162

Total trading assets	6,874,493	6,368,309

Trading liabilities:
Foreign exchange spot contracts	3,486	3,954
Derivative instruments
Exchange rate derivatives	202,283	353,019
Interest rate derivatives	80,606	246,935
Equity derivatives	—	20,885
Credit derivatives	302	—

Total trading liabilities	286,677	624,793

9.    Net Trading Revenue

The following table presents net trading related revenue for the years ended December 31:

	2000	2001	2002
	(in millions of Won)
Debt securities	147,807	30,128	103,416
Equity securities	(148,592)	2,008	165,551
Foreign exchange contracts	155,710	104,546	80,345
Derivative instruments	(77,998)	(16,422)	109,082

Total net trading revenue	76,927	120,260	458,394

For the years ended December 31, 2000, 2001 and 2002, net unrealized losses on trading securities of 42,816 million Won, 1,300 million Won and net unrealized gains on trading securities of 167,886 million Won, respectively, were recognized in net trading revenue.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Investments

Investments as of December 31, 2001 and 2002 consisted of the following;

	2001	2002
	(in millions of Won)
Available-for-sale securities	12,323,965	12,481,534
Held-to-maturity securities	13,224,667	11,133,793
Venture capital securities	144,398	86,959
Other securities (1)	537,985	520,249

Total investments	26,231,015	24,222,535

(1)	Other comprises non-marketable equity securities and investments under the equity method.

At December 31, 2001, the amortized cost and estimated fair value of the Bank’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
	(in millions of Won)
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	3,615,390	78,239	18,200	3,675,429
Corporate	2,581,926	68,455	30,932	2,619,449
Financial institutions	2,150,052	43,597	3,688	2,189,961
Foreign governments	25,179	4,162	239	29,102
Asset-backed securities	257,459	2,407	2,310	257,556
Equity securities	3,256,390	306,308	10,230	3,552,468

Total available-for-sale securities	11,886,396	503,168	65,599	12,323,965

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	8,915,351	263,146	15,942	9,162,555
Corporate	654,602	15,763	185	670,180
Financial institutions	1,711,454	9,810	1,479	1,719,785
Foreign governments	52,793	636	1,717	51,712
Asset-backed securities	1,890,467	21,484	1,565	1,910,386

Total held-to-maturity securities	13,224,667	310,839	20,888	13,514,618

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2002, the amortized cost and estimated fair value of the Bank’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
	(in millions of Won)
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	4,021,804	81,633	7,642	4,095,795
Corporate	2,041,430	54,834	27,920	2,068,344
Financial institutions	2,622,278	32,779	6,300	2,648,757
Foreign governments	17,280	2,727	—	20,007
Asset-backed securities	154,841	42,336	43	197,134
Equity securities	3,359,604	96,493	4,600	3,451,497

Total available-for-sale securities	12,217,237	310,802	46,505	12,481,534

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	8,734,889	294,458	284	9,029,063
Corporate	312,952	29,968	2,313	340,607
Financial institutions	932,536	8,895	4	941,427
Foreign governments	49,017	901	625	49,293
Asset-backed securities	1,104,399	14,699	—	1,119,098

Total held-to-maturity securities	11,133,793	348,921	3,226	11,479,488

The BOK and the Korea Development Bank (“KDB”) are both financial institutions owned and controlled by the Korean government. The amounts listed above for the fair value of available-for-sale debt securities from financial institutions include 1,872,258 million Won and 2,199,135 million Won as of December 31, 2001 and 2002, respectively, that are related to BOK and KDB. The amounts listed above for the amortized cost of held-to-maturity debt securities from financial institutions include 1,391,548 million Won and 876,492 million Won as of December 31, 2001 and 2002, respectively, that are related to BOK and KDB.

For the years ended December 31, 2000, 2001 and 2002, the Bank recognized impairment losses on available-for-sale securities of 93,310 million Won, 88,732 million Won and 171,792 million won, respectively, where decreases in value were deemed to be other-than-temporary.

For the years ended December 31, 2000, 2001 and 2002, the Bank recognized impairment losses on held-to-maturity securities of 6,602 million Won, 22,635 million Won and 9,855 million Won, respectively, where decreases in value were deemed to be other-than-temporary.

For the years ended December 31, 2000, 2001 and 2002, the Bank recognized net losses on venture capital securities and other investments of 20,201 million Won, 7,666 million Won and 152,347 million Won, respectively.

Any deterioration in Korean economic conditions, or in specific situations of the counter party to the security, could adversely affect the fair value of securities held by the Bank.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2000, 2001 and 2002, proceeds from sales of available-for-sale securities amounted to 6,191,309 million Won, 9,098,093 million Won and 8,554,167 million Won, respectively. Gross realized gains amounted to 186,792 million Won, 210,198 million Won and 609,422 million Won for the years ended December 31, 2000, 2001 and 2002, respectively. Gross realized losses amounted to 51,982 million Won, 50,117 million Won and 155,196 million Won for the years ended December 31, 2000, 2001 and 2002, respectively.

The amortized cost and estimated fair value of the Bank’s available-for-sale debt securities and held-to-maturity securities at December 31, 2002 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale debt securities		Held-to-maturity securities
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in millions of Won)
Due in one year or less	3,611,275	3,653,295	5,390,921	5,490,470
Due after one year through five years	4,982,623	5,096,764	4,909,346	5,101,868
Due after five years through ten years	221,035	236,468	362,269	388,881
Due after ten years	42,696	43,506	2,463	2,767
Securities not due at a single maturity date	4	4	468,794	495,502

Total	8,857,633	9,030,037	11,133,793	11,479,488

11.    Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities (“VIEs”), which addresses off-balance sheet financing entities. Entities that would be assessed for consolidation under this new rule are typically special purpose entities (“SPEs”), although other non-SPE type entities may also be subject to the new rule. FIN No. 46 addresses accounting for variable interest entities, which are entities where the equity investment at risk is not sufficient to permit the entity to finance its activities without subordinated support from other parties to absorb losses, or where the equity investors lack certain essential characteristics of a controlling financial interest. FIN No. 46 requires the primary beneficiary of a variable interest entity to consolidate that entity.

As discussed in Note 35, the Bank transfers certain loans to SPEs that the Bank structures and such SPEs are consolidated by the Bank under the current accounting guidance. At December 31, 2002, assets of consolidated SPEs were approximately 8,298,651 million Won.

In addition, the Bank has significant involvement with other VIEs that it will not likely consolidate because it is not considered the primary beneficiary. These SPEs are structured by other third parties. In all cases, the Bank does not absorb the majority of the entities’ losses nor does it receive a majority of the entities’ expected residual returns, or both. These entities facilitate client transactions, and the Bank provides the entities with administration service and liquidity. The transactions with the entities are conducted at arm’s length, and individual credit decisions are based upon the analysis of the specific SPE, taking into consideration of the quality of the underlying assets. The Bank records and reports these transactions with the SPEs similar to any other third party transactions. For further discussion of credit-related commitments, refer to Note 35. At December 31, 2002, the Bank’s maximum loss exposure associated with these entities, which is the total variable interest, is approximately 5,821,400 million Won.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the Bank’s Guarantee Trusts as more fully discussed in Note 35, it is likely that such trusts will be consolidated because the Bank appears to be the primary beneficiary. These trusts are structured by Kookmin Bank. In all cases, the Bank absorbs the majority of the entities’ losses by providing a guarantee of the principal amount invested. The assets held within Guarantee Trust accounts total 3,955,552 million Won. The Bank’s maximum exposure to loss related to such trusts amounted to 3,697,202 million Won, which is the beneficial interest issued by the trusts.

Securitization of non-performing loans

The Bank holds retained interests in securitized financial assets through investments in junior bonds. These bonds have a contractual maturity life of 3-4 years.

The Bank records these assets at fair value obtained from an independent valuation company. The key economic assumptions used in estimating the fair value of retained interests as of December 31, 2002 are as follows:

2002
(in millions of Won)
Fair value retained interests	99,499
Weighted average life (in years)	1.34
Weighted average asset cash flows discounted at	44.45%

The Bank, subsequent to the merger with H&CB, is a party to a servicing arrangement whereby the Bank will service and maintain the records for these loans. In exchange, the Bank will receive 0.5% of the outstanding securitized bond balance at the beginning of every quarter as quarterly servicing fees. The Bank received cash flows relating to servicing fees of 925 million Won from the special purpose vehicle during the two-month period ended December 31, 2001 and 3,050 million Won for the year ended December 31, 2002.

At December 31, 2002, the key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

	10% Impact	20% Impact
	(in millions of Won)
Estimated fair value of junior bond	96,397	93,659
Weighted average asset cash flows discounted at	48.90%	53.34%

These sensitivities are hypothetical and should be used with caution. The changes in fair value based on a variation in assumptions may not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Given the nature of these assumptions, it is at least reasonably possible that changes in actual results or future changes in assumptions could materially affect the short-term carrying value of the junior bonds and the related results of the Bank’s operations.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    Loans

The composition of the loan portfolio as of December 31, 2001 and 2002 was as follows:

	2001	2002
	(in millions of Won)
Domestic
Commercial:
Commercial and industrial (1)	36,113,121	40,072,080
Construction loans	4,141,432	6,384,965
Other commercial (2)	1,668,338	1,044,735
Lease financing	568,175	—
Consumer:
Mortgage and home equity	37,194,224	46,195,299
Credit cards	16,750,956	22,643,187
Other consumer (3)	23,312,017	28,065,751
Foreign .	1,146,098	1,425,511

Gross loans .	120,894,361	145,831,528
Deferred origination costs	65,408	119,244
Less: Allowance for loan losses	(3,507,583)	(5,195,205)

Total loans, net	117,452,186	140,755,567

(1)	Commercial and industrial loans include 333,538 million Won and 165,223 million Won of loans to the Korean government and government related agencies as of December 31, 2001 and 2002, respectively.
(2)	Other commercial loans include bills bought in foreign currency and overdrafts.
(3)	Other consumer loans include personal overdrafts and loans with principal due at maturity.

During 2002 and 2001, the Bank received convertible debt securities and equity securities having a fair market value of 21,107 million Won (2001: 153,019 million Won) and 287,006 million Won (2001: 490,077 million Won), respectively, through the restructuring of 42 (2001: 26) loans having an aggregate book value of 401,143 million Won (2001: 727,276 million Won). The Bank recognized aggregate charge-offs of 93,030 million Won (2001: 84,180 million Won) related to these transactions.

The following table sets forth information about the Bank’s impaired loans as of December 31, 2001 and 2002. Impaired loans are those on which the Bank believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan.

	2001	2002
	(in millions of Won)
Impaired loans with an allowance	4,772,323	4,114,052
Impaired loans without an allowance	833,114	430,537

Total impaired loans	5,605,437	4,544,589

Allowance for impaired loans	2,160,559	1,560,418
Average balance of impaired loans during the year	5,030,347	5,364,633
Interest income recognized on impaired loans during the year (1)(2)	296,348	238,889

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of 223,133 million Won and 179,681 million Won would have been recorded in 2001 and 2002, respectively.
(2)	Of these amounts, 120,579 million Won and 89,643 million Won as of December 31, 2001 and 2002, respectively, relate to troubled debt restructurings.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As discussed in Note 1, adverse economic conditions in the Korean economy may continue to have a negative effect on debtors of the Bank. The Bank owns investment securities of, and has loans outstanding to, a number of Korean companies that have experienced financial difficulties. The ultimate collectibility of these amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential continuation for the adverse trends or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the reserves for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Bank’s consolidated financial statements.

The table below summarizes the changes in the allowance for credit losses:

	2000			2001			2002
	Loans	Guarantees and Acceptances (1)	Total	Loans	Guarantees and Acceptances (1)	Total	Loans	Guarantees and Acceptances (1)	Total
	(in millions of Won)
Allowance at January 1,	2,623,382	71,841	2,695,223	2,393,647	85,935	2,479,582	3,507,583	104,366	3,611,949
Provisions for credit losses	53,114	14,094	67,208	1,269,892	(9,153)	1,260,739	3,908,663	(23,133)	3,885,530
Allowance relating to loans reacquired from KAMCO (Note 5)	24,999	—	24,999	7,898	—	7,898	6,424	—	6,424
Allowance relating to merger with H&CB effective November 1, 2001	—	—	—	1,278,622	27,584	1,306,206	—	—	—
Allowance relating to discontinued operation	208,815	—	208,815	(5,892)	—	(5,892)	(163,555)	—	(163,555)
Charge-offs	(729,881)	—	(729,881)	(1,645,036)	—	(1,645,036)	(2,446,813)	—	(2,446,813)
Recoveries	213,218	—	213,218	208,452	—	208,452	382,903	—	382,903

Allowance at December 31,	2,393,647	85,935	2,479,582	3,507,583	104,366	3,611,949	5,195,205	81,233	5,276,438

(1)	The allowance for guarantees and acceptances is included in “Other liabilities”.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Investment in Capital Leases

The Bank originated direct financing leases on certain machinery, computers, and various other equipment for customers in a variety of industries throughout Korea. Income attributable to the leases is initially recorded as unearned income and subsequently recognized as finance income using the effective interest method, over the term of the leases. Residual values are generally guaranteed by the lessee. The terms of the leases are generally from three to 12 years. During 2002, the Bank sold its leasing subsidiaries and no longer has any outstanding direct financing leases at December 31, 2002. The components of the net investment in direct financing leases at December 31, 2001and 2002, which are included in “Loans”, are as follows:

	2001	2002
	(in millions of Won)
Gross lease payments receivable	656,132	—
Unearned income	(87,957)	—

Total	568,175	—

14.    Premises and Equipment

Premises and equipment at December 31, 2001 and 2002 were as follows:

	2001	2002
	(in millions of Won)
Land	721,684	728,399
Building	731,917	770,498
Equipment and furniture	673,915	1,176,991
Leasehold improvements	63,246	98,843
Construction in progress	174,178	1,197
Operating lease assets	70,109	127,085

Total	2,435,049	2,903,013
Less: Accumulated depreciation and amortization	(588,573)	(782,223)

Premises and equipment, net	1,846,476	2,120,790

The Bank incurred depreciation expense on its buildings, equipment and furniture, leasehold improvements and operating lease assets of 104,152 million Won, 143,883 million Won and 299,929 million Won, for the years ended December 31, 2000, 2001 and 2002, respectively.

15.    Other assets

Other assets as of December 31, 2001 and 2002 consisted of the following:

	2001	2002
	(in millions of Won)
Accounts receivable	178,929	271,514
Payments in advance	33,392	21,604
Deferred tax assets	259,932	429,583
Prepaid expenses	58,401	68,962
Others	165,892	173,508

Total	696,546	965,171

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Goodwill and Other Intangible Assets

Goodwill and other intangible assets as of December 31, 2001 and 2002 consisted of the following:

	2001	2002
	(in millions of Won)
Goodwill	162,206	162,206
Other intangible assets	580,793	468,443

Total	742,999	630,649

Effective January 1, 2002, the Bank adopted the provisions of SFAS 142, when the rules became effective for calender year companies. Under the new rules, goodwill is no longer amortized, but is subject to annual impairment testing. The Bank performed the required impairment test and no impairment resulted from the adoption of SFAS 142.

Net income adjusted to exclude goodwill amortization expense, net of tax, is as follows:

	2000	2001	2002
	(in millions of Won, except per share amounts)
Net income before discontinued operations, extraordinary gain and cumulative effect of accounting change, as reported	1,162,834	938,549	1,154,619
Goodwill amortization, net of tax	9,367	9,503	—
Adjusted net income before discontinued operations, extraordinary gain and cumulative effect of accounting change, excluding goodwill amortization	1,172,201	948,052	1,154,619
Net income, as reported	927,548	991,876	1,251,741
Goodwill amortization, net of tax	9,367	9,503	—
Adjusted net income, excluding goodwill amortization	936,915	1,001,379	1,251,741

Net income per share, as reported:
Basic	4,931	4,700	3,939
Diluted	4,243	4,256	3,831
Goodwill amortization per share, net of tax:
Basic	50	45	—
Diluted	43	41	—
Adjusted net income per share, excluding goodwill amortization:
Basic	4,981	4,745	3,939
Diluted	4,286	4,297	3,831

At December 31, 2002, the goodwill balance was 145,985 million Won for the Corporate Banking segment and 16,221 million Won for the Credit Card Operations segment. There was no change to the goodwill balance from December 31, 2001.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no indefinite-lived intangible assets for any of the periods presented. Other intangible assets, which are subject to amortization, primarily include a core deposit intangible and a credit card relationship intangible, both of which were acquired as part of the H&CB acquisition in 2001, and capitalized software costs.

	December 31, 2001			December 31, 2002
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions of Won)
Core deposit intangible	403,773	(9,478)	394,295	403,773	(90,938)	312,835
Credit card relationship intangible	133,844	—	133,844	133,844	(38,241)	95,603
Capitalized software costs	62,251	(11,787)	50,464	64,698	(22,404)	42,294
Other	3,813	(1,623)	2,190	21,773	(4,062)	17,711

Total amortizable intangibles	603,681	(22,888)	580,793	624,088	(155,645)	468,443

The core deposit intangible is amortized over eight years, on an accelerated basis and the credit card relationship intangible is amortized over six years, on an accelerated basis. Capitalized software is amortized over 4 to 5 years. Goodwill and other intangible assets amortization expense was 13,815 million Won in 2000, 33,864 million Won in 2001 and 244,503 million Won in 2002, included in “Depreciation and amortization expense” in the consolidated statements of income and comprehensive income. Intangible asset amortization expense is expected to be 106,440 million Won in 2003, 90,263 million Won in 2004, 75,381 million Won in 2005, 64,811 million Won in 2006, and 47,047 million Won in 2007.

17.    Deposits

Deposits as of December 31, 2001 and 2002 were as follows:

	2001	2002	Weighted Average Rate Paid for 2002
	(in millions of Won)
Interest-bearing deposits:
Interest-bearing demand deposits	663,347	728,959	0.67%
Savings deposits	32,838,222	36,557,757	1.17%
Certificate of deposit accounts	1,154,110	3,044,089	4.81%
Other time deposits	63,499,001	66,275,091	4.91%
Mutual installment deposits	12,740,394	12,048,493	6.24%

Total interest-bearing deposits	110,895,074	118,654,389	3.90%
Non interest bearing deposits:
Demand accounts	4,141,427	3,744,879	—

Total deposits	115,036,501	122,399,268	3.80%

Mutual installment deposits are interest-bearing accounts offered by the Bank which enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

maintaining an account with the Bank. Prior to qualifying for a loan, a customer must make required monthly deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from the Bank, but loan amounts and terms are not as favorable as those associated with a loan request made after completing the deposit contract term.

The contractual schedule of maturities of certificate of deposits, other time deposits, and mutual installment deposits at December 31, 2002 was as follows:

(in millions of Won)
2003	68,632,451
2004	7,362,378
2005	4,114,358
2006	653,532
2007	256,219
Thereafter	348,735

Total	81,367,673

The KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of deposit.

18.    Other Borrowed Funds

A summary of other borrowed funds at December 31, 2001 and 2002 is presented below:

	2001		2002
	Outstanding Balance	Weighted Average Interest Rate	Outstanding Balance	Weighted Average Interest Rate
	(in millions of Won)
Kookmin Bank
Borrowings from the Bank of Korea	1,396,664	3.27%	709,347	2.47%
Borrowings in foreign currencies	1,429,640	5.49%	1,026,962	2.49%
Borrowings from trust account	1,660,358	4.67%	724,741	3.92%
Other borrowings	2,702,644	6.61%	9,649,866	5.09%

Subtotal	7,189,306	5.29%	12,110,916	4.65%

Subsidiaries
Borrowings from trust accounts of Kookmin Bank	185,100	6.29%	30,000	8.20%
Borrowings from other financial institutions	3,437,273	6.47%	3,714,933	5.20%

Subtotal	3,622,373	6.46%	3,744,933	5.23%

Total other borrowed funds	10,811,679	5.68%	15,855,849	4.78%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    Secured Borrowings

The Bank transferred certain non-performing loans to special purpose entities, which in turn issued beneficial interests collateralized by such loans. In addition, one of the Bank’s majority-owned subsidiaries, Kookmin Credit Card Co., Ltd. (“Kookmin Credit Card”) transferred credit card loans and revolving assets to a special purpose entity (“SPE”). In accordance with SFAS No. 125, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” as superseded by SFAS No. 140, these transactions have been accounted for as secured borrowings. As a result, the loans and securities collateralizing these borrowings are included in “Loans” and “Available-for-sale securities” or “Held-to-maturity securities,” respectively, and the beneficial interests issued by the SPE, which pay interest at rates of 1.00% to 13.5% per annum, are included in “Secured borrowings”.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the secured borrowings and relevant collateral as of December 31, 2001 and 2002 is as follows:

		2001			2002
	Maturity	Secured borrowings	Collateral		Secured borrowings	Collateral
			Loans	Securities		Loans	Securities
	(in millions of Won)
Kookmin 2nd ABS Specialty Co., Ltd. 9.99% senior collateralized bond obligation	2001-2002	30,000	60,490	—	—	—	—
Kookmin 3rd ABS Specialty Co., Ltd. 8.38%-9.03% senior collateralized bond obligation	2002	61,000	68,183	—	—	—	—
Kookmin 4th ABS Specialty Co., Ltd. 8.09%-8.23% senior collateralized bond obligation	2003	56,000	71,083	—	44,000	36,909	—
Kookmin 5th ABS Specialty Co., Ltd. 5.43%-6.16% senior collateralized bond obligation	2003	82,000	178,594	—	82,000	62,223	—
Kookmin 6th ABS Specialty Co., Ltd. 5.65%-7.27% senior collateralized bond obligation	2003-2005	—	—	—	86,000	399,504	—
Kookmin Credit Card 1st ABS Specialty Co., Ltd. 4.95% Asset-backed commercial paper	2003	165,000	234,302	—	76,000	176,200	—
Kookmin Credit Card 2nd ABS Specialty Co., Ltd 4.98% Asset-backed commercial paper.	2003	500,000	746,418	—	500,000	735,056	—
Kookmin Credit Card 3rd ABS Specialty Co., Ltd. 7.55% senior collateralized bond obligation	2004	500,000	629,836	—	500,000	666,797	—
Kookmin Credit Card 4th ABS Specialty Co., Ltd. 8.14% senior collateralized bond obligation	2004	500,000	619,232	—	300,000	538,160	—
Kookmin Credit Card 5th ABS Specialty Co., Ltd. Libor+0.475% senior collateralized bond obligation	2004	397,830	524,108	—	360,120	595,341	—
Kookmin Credit Card 6th ABS Specialty Co., Ltd. 5.41%-5.77% senior collateralized bond obligation	2003	—	—	—	130,000	163,990	—
Kookmin Credit Card 6th ABS Specialty Co., Ltd. 4.98% Asset-backed commercial paper	2003	—	—	—	71,000	89,563	—
Kookmin Credit Card 7th ABS Specialty Co., Ltd. 6.65% senior collateralized bond obligation	2005	—	—	—	500,000	670,536	—
Kookmin Credit Card 8th ABS Specialty Co., Ltd. 11.46% senior collateralized bond obligation	2007	—	—	—	365,000	577,531	—
Kookmin Credit Card 9th ABS Specialty Co., Ltd. 5.01%-5.07% senior collateralized bond obligation	2003	—	—	—	30,000	39,827	—
Kookmin Credit Card 9th ABS Specialty Co., Ltd. 4.95-5.03% Asset-backed commercial paper	2003	—	—	—	119,000	157,978	—
Kookmin Credit Card 10th ABS Specialty Co., Ltd. 5.75% senior collateralized bond obligation	2007	—	—	—	600,200	997,343	—
Kookmin Credit Card 11th ABS Specialty Co., Ltd. 4.87%-5.07% senior collateralized bond obligation	2003	—	—	—	150,000	361,566	—
Kookmin Credit Card 11th ABS Specialty Co., Ltd. 4.98-5.04 % Asset-backed commercial paper	2003	—	—	—	78,000	188,015	—
Kookmin Credit Card 12th ABS Specialty Co., Ltd. 4.93%-5.15% senior collateralized bond obligation	2003	—	—	—	205,000	460,724	—
Kookmin Credit Card12th ABS Specialty Co., Ltd. 4.99% Asset-backed commercial paper	2003	—	—	—	27,000	60,681	—
Kookmin Credit Card Securitization 2002-1, Ltd. 6.17% senior collateralized bond obligation	2007	—	—	—	300,100	983,446	—
H&CB 2nd ABS Specialty Co., Ltd. 1.00%-13.5% subordinated collateralized bond obligation	2003-2005	84,700	—	44,223	84,700	—	11,108
H&CB 3rd ABS Specialty Co., Ltd. 10.12% senior collateralized bond obligation	2002	32,000	101,203	—	—	—	—
H&CB 5th ABS Specialty Co., Ltd. 5.43%-6.41% senior collateralized bond obligation	2003-2004	134,000	202,701	—	119,000	159,995	—
Other 2.29%-4.85% securities sold under repurchase agreement	2003	2,959,897	—	2,984,700	3,074,161	—	3,855,399

Gross secured borrowings		5,502,427			7,801,281
Plus: Premium(Discount)		(959)			63,040

Total secured borrowings, net		5,501,468	3,436,150	3,028,923	7,864,321	8,121,385	3,866,507

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    Long-term debt

The following table is a summary of long-term debt (net of unamortized original issue discount) at December 31, 2001 and 2002:

		Maturity	2001	2002
			(in millions of Won)
Senior
Kookmin Bank
Won currency
5.13%	Notes payable to Ministry of Finance and Economy	2003-2022	362,508	405,210
3.62%-4.0%	Notes payable to Korea Development Bank	2003-2008	4,831	6,211
0.0%-5.94%	Notes payable to other government funds	2003-2017	631,931	651,270
4.72%-8.81%	Notes payable to Industrial Bank of Korea	2003-2010	398,638	318,702
4.46%-16.01%	Finance debentures	2003-2007	1,732,755	2,746,567
5.3%-5.6%	Notes payable to Samsung Life Insurance	—	260,000	—
5.7%-6.5%	Notes payable to Daehan Life Insurance	—	220,000	—
5.5%-6.5%	Notes payable to Kyobo Life Insurance	—	160,000	—
6.20%	Notes payable to Hungguk Life Insurance	—	40,000	—
3.02%-7.98%	Other notes payable	2003-2013	1,279,381	1,138,497

Subtotal			5,090,044	5,266,457

Foreign currency
2.06%-5.00%	Floating rate finance debentures (1)	2003-2007	845,989	610,773
1.07%-6.74%	Other floating rate notes payable (1)	2003-2012	1,166,357	1,266,439

Subtotal			2,012,346	1,877,212

Subsidiaries
3.0%-7.0%	Borrowings from financial institutions in Won	2003-2028	687,979	2,482,211
2.0%-3.34%	Borrowings from financial institutions in foreign currencies	2004-2012	217,632	20,877
3.0%-5.25%	Borrowings from Small and Medium Company Promotion Fund	2003-2009	27,946	14,432
2.00%-10.50%	Finance debentures in Won	2003-2008	4,499,003	4,596,000
2.68%-7.75%	Floating rate finance debentures in Won	2003-2006	—	950,000
2.00%-2.10%	Floating rate finance debentures in foreign currency	2004-2005	—	102,034

Subtotal			5,432,560	8,165,554

Subordinated
Kookmin Bank
Won currency
8.7%-10.0%	Notes payable to Daehan Life Insurance	—	25,000	—
6.68%	Floating rate finance debentures (1)	2004	881,800	336,500
6.07%-16.00%	Finance debentures	2003-2013	2,673,557	4,416,785

Subtotal			3,580,357	4,753,285

Foreign currency
3.85%	Floating rate finance debentures (1)	—	265,220	—
3.00%	Convertible debentures	—	265,220	—

Subtotal			530,440	—

Subsidiaries
8.0%		2008	—	110,000

Subtotal			—	110,000

Gross long-term debt			16,645,747	20,172,508
Less: Discount			(19,371)	(7,186)

Total long-term debt, net			16,626,376	20,165,322

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2002.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt is predominately denominated in Won, US dollars, or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Inter-bank Offered Rate (LIBOR) and the monthly Public Fund Prime Rate published by the Korean government and are reset on a monthly, semi-annual and quarterly basis, respectively. The weighted-average interest rate for long-term debt was 6.85% and 6.29% as of December 31, 2001 and 2002, respectively.

Convertible Debentures

Floating rate subordinated convertible bonds with face value of US$ 25 million issued to International Finance Corporation were outstanding as of December 31, 2000, and were converted into common shares at a conversion price of 14,895 Won per share in 2001.

Fixed rate subordinated convertible bonds with face value of US$ 200 million held by Goldman Sachs Capital Koryo, L.P.(“GSCK”) were converted into common shares at a conversion price of 22,124 Won per share in 2002. (see Note 25).

Debt Maturity Schedule

The combined aggregate amount of contractual maturities of all long-term debt at December 31, 2002 was as follows:

(in millions of Won)
Due in 2003	4,872,363
Due in 2004	6,075,192
Due in 2005	2,569,266
Due in 2006	1,513,470
Due in 2007	969,243
Thereafter	4,172,974

Gross long-term debt	20,172,508
Less: Discount	(7,186)

Total long-term debt, net	20,165,322

Early Extinguishment of Debt

In 2000 and 2001, the creditors of Kookmin Leasing, a majority-owned subsidiary of the Bank, agreed to a restructuring plan whereby 1,311,498 million Won of Kookmin Leasing’s debt was restructured, resulting in (i) forgiveness of 66,753 million Won of debt, (ii) early repayment of 268,570 million Won of debt, (iii) a conversion of 270,393 million Won of debt into 40,847,000 shares of Kookmin Leasing’s common stock and non-interest bearing convertible bonds of 66,158 million Won maturing in 2015, and (iv) extended repayments and reduced interest rates on 705,782 million Won of debt. As a result, Kookmin Leasing recognized a gain on extinguishment of debt of 13,323 million Won and 53,822 million Won, net of tax of 5,930 million Won and 23,955 million Won for the years ended December 31, 2000 and 2001, respectively. After giving effect to the issuance of additional shares related to the restructuring, the Bank’s ownership in Kookmin Leasing decreased from 89.61% to 88.66% as of December 31, 2001.

Kookmin Leasing and Finance (Hong Kong) Ltd., a wholly-owned subsidiary of Kookmin Leasing, also restructured its debt in 2001, which resulted in a gain on extinguishment of debt of 4,717 million Won, net of tax of 2,100 million Won for the year ended December 31, 2001.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21.    Other Liabilities

Other liabilities at December 31, 2001 and 2002 comprise the following:

	2001	2002
	(in millions of Won)
Accrued retirement benefits	25,262	51,273
Accrued expenses	465,214	537,455
Accounts payable	246,075	227,269
Unearned income	168,416	151,109
Tax withholdings and income tax payable	315,790	322,088
Guarantee deposits received	151,889	108,705
Due to agencies	705,727	486,413
Allowance for losses on guarantees and acceptances	104,366	81,233
Utility bill payments received on behalf of government	254,146	289,081
Others	304,122	378,666

Total	2,741,007	2,633,292

22.    Noninterest Income

The components of noninterest income for the years ended December 31, 2000, 2001 and 2002 were as follows:

	2000	2001	2002
	(in millions of Won)
Trust fees, net	114,926	210,989	375,805
Other fees and commission income
Commissions received on fund management	—	34,098	201,102
Commissions and fees received for brokerage and agency activities	21,084	11,569	54,440
Commissions received on credit card	450,671	879,632	1,092,123
Commissions received in remittance	34,841	36,775	45,468
Commissions received on cash dispenser service	—	—	81,206
Commissions received on letters of credit	25,716	33,210	42,965
Other	96,409	209,542	441,231

Subtotal	628,721	1,204,826	1,958,535

Net trading revenue
Equity securities	(148,592)	2,008	165,551
Debt securities	147,807	30,128	103,416
Foreign exchange contracts and derivative instruments	77,712	88,124	189,427

Subtotal	76,927	120,260	458,394

Net gain (loss) on investment securities
Equity securities	(55,979)	(17,706)	(44,628)
Debt securities	79,844	68,162	327,326
Other	(20,201)	(7,666)	(152,347)

Subtotal	3,664	42,790	130,351

Other noninterest income
Net gain on sale of loans	4,505	1,317	20,858
Other	79,118	100,647	154,092

Subtotal	83,623	101,964	174,950

Total noninterest income	907,861	1,680,829	3,098,035

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.    Noninterest Expense

The components of noninterest expense for the years ended December 31, 2000, 2001 and 2002 were as follows:

	2000	2001	2002
	(in millions of Won)
Salaries and employee benefits
Salaries and other benefits	604,138	929,546	1,472,560
Provision for accrued severance benefits	97,952	121,937	113,780

Subtotal	702,090	1,051,483	1,586,340

Depreciation and amortization
Depreciation on premises and equipment	95,689	140,423	299,929
Amortization on intangible assets	13,729	24,209	142,854

Subtotal	109,418	164,632	442,783

Other administrative expenses	330,866	408,659	834,436

Credit card fees
Commissions paid on credit card	135,744	239,582	382,438
Commissions paid on troubled credit card	6,047	137	7,071

Subtotal	141,791	239,719	389,509

Other fees and commissions
Insurance fees on deposits to KDIC	40,285	61,898	111,732
Contribution to guarantee funds	67,165	87,626	150,659
Commissions on overdue loans	76,435	92,078	94,519
Other	39,452	81,676	343,985

Subtotal	223,337	323,278	700,895

Other noninterest expenses
Loss on sale of loans	—	1,218	147,108
Loss on disposition of assets	8,996	7,320	10,106
Tax expenses other than income tax	51,185	68,878	106,693
Other	46,715	88,825	169,737

Subtotal	106,896	166,241	433,644

Total noninterest expense	1,614,398	2,354,012	4,387,607

24.    Preferred Stock

On December 28, 1998, the Bank issued 40 million shares of non-cumulative, non-participating 1% preferred shares with a par value of 5,000 Won to Korea Deposit Insurance Corporation (“KDIC”) in exchange for KDIC marketable, non-callable bonds having a face amount of 200,000 million Won. The issuance of the preferred stock and the purchase of the bonds from KDIC was effected to improve the Bank’s Bank of International Settlements (“BIS”) ratio after the purchase and assumption arrangement related to Daedong bank. Under the decision of Financial Supervisory Commission (“FSC”) in accordance with the Act Concerning The Structural Improvement of the Financial Industry, the Bank took over certain assets, including loans classified as normal or precautionary, and assumed substantially all of the liabilities of Daedong bank in 1998.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The KDIC bonds are guaranteed by the Korean government and were scheduled to mature in March 2004. Interest on the bonds was paid quarterly and principal was payable in full at maturity. The KDIC bonds bore interest of 1% per annum, and the preferred shares were subject to a non-cumulative dividend of 1%. The preferred shares were redeemable pursuant to a set redemption schedule. Any preferred shares that were not redeemed at the scheduled redemption date were subject to an increased dividend rate equal to the current market rate of the KDIC bonds at such date and were convertible into the Bank’s common shares.

Pursuant to the redemption schedule, the Bank repurchased 8 million preferred shares in 2000 and 8 million preferred shares in January 2001. The Bank repurchased the remaining 24 million preferred shares in October 2001 at the request of KDIC. In connection with these redemptions, KDIC redeemed 40,000 million Won of its corporate bonds in 2000 and the remaining 160,000 million Won of its bonds in 2001. As of December 31, 2001, there were no remaining preferred shares or bonds outstanding.

At December 31, 2000, the KDIC bonds were netted against preferred shares in stockholders’ equity as the bonds were not deemed to be economically separable from the preferred shares. In addition, interest income on the bonds was netted against the dividends declared on the preferred shares, resulting in no net effect on operations or retained earnings in 2000.

25.    Common Stock

Issuances of common stock

Included in the common shares as at December 31, 2002 are 37,728,214 common shares (11.49%) issued as American Depositary Shares, which are listed on the New York Stock Exchange.

On June 14, 1999, the Bank issued 17,768,870 common shares to Goldman Sachs (“GS”), for 20,260 Won per share. The Bank recorded total gross proceeds of 360,000 million Won, less issuance costs in the amount of 3,624 million Won.

On November 19, 1999, the Bank issued 19,731,767 common shares for 19,247 Won per share. The Bank recorded total gross proceeds of 379,780 million Won, less issuance costs in the amount of 969 million Won.

On June 23, 2000, Kookmin Credit Card issued 14,720,298 shares of its common stock on the KOSDAQ market, an over-the-counter market in Korea, at 15,000 Won per share. The offering reduced the Bank’s percentage ownership in Kookmin Credit Card from 92.96% to 74.27%, however the offering price per share was substantially higher than the Bank’s carrying value per share. This difference resulted in a gain of 99,933 million Won, which the Bank recognized in “Additional paid-in capital”.

The Bank is authorized to issue to non-stockholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of 2,500, 000 million Won and 500,000 Won, respectively. With regard to these instrument, the Bank had subordinated foreign currency convertible bonds outstanding of 265,220 million Won, equivalent to US $200 million, convertible into 10,581,269 shares to GS in 2001.

On November 25, 2002, GS exercised its rights to convert bonds with total carrying amounts of 237,506 million Won into the Bank’s common shares. As result of this conversion, the Bank issued

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

additional common stock of 10,581,269 shares in 2002 and the Bank’s stockholders’ equity increased by 237,231 million Won in total.

In 2001, International Financial Corporation exercised its right to convert bonds with total carrying amounts of 34,921 million Won into the Bank’s common stock. As a result of this conversion, the Bank issued additional common stock of 2,353,202 shares in 2001 and the Bank’s stockholders’ equity increased by 38,363 million Won in total.

Dividends

On January 31, 2001, the Bank’s board of directors declared a cash dividend of 10% to stockholders of record as of December 31, 2000. The total payment, which amounted to 151,009 million Won (including common stock dividend of 149,409 million Won and preferred stock dividend of 1,600 million Won), was paid on March 19, 2001 and was deducted from retained earnings in 2001.

On March 22, 2002, the Bank’s stockholders’ meeting declared a stock dividend of 6% and a cash dividend of 2% to stockholders of record as of December 31, 2001.

Stock dividends of 851,337 million Won were issued on April 3, 2002, and cash dividends amounting to 29,967 million Won were paid out on April 3, 2002. The stock dividends were deducted from retained earnings and reflected in common stock outstanding as of December 31, 2001. Earnings per share for the each of the three years ended December 31, 2001 have been adjusted and restated to reflect the stock dividends declared on March 22, 2002 (see Note 30).

Merger with H&CB

Effective November 1, 2001, the Bank merged with H&CB (see Note 3). Stockholders of the former Kookmin Bank and H&CB listed on the Register of Stockholders at October 31, 2001 received 179,775,233 and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of 1 new common share of the Bank for 1.688346 shares of the former Kookmin Bank and 1 new common share of the Bank for 1 share of H&CB.

Treasury stock

In the event of a merger, Korean Commercial Law requires companies to obtain the approval of the acquiring company’s stockholders and to provide an opportunity for dissenting stockholders to exercise appraisal rights. Upon exercise of appraisal rights, the acquiring company would be required to purchase shares from those stockholders at a predetermined price.

Since the merger with H&CB has a material effect on our business, dissenting stockholders have the right under the Korean Commercial Law and the Korean Securities and Exchange Act to require the Bank to purchase their shares. The Bank purchased and retired 63,637 shares in October 2001 from these dissenting stockholders who disagreed with the Bank’s merger plan.

After the merger with H&CB, the Bank also repurchased 41,548 shares and held them as treasury stock. Subsequently, 10,000 shares were reissued upon the exercise of employee stock options.

In 2002, the Bank repurchased a total of 3,036,089 shares and held them as treasury stock. Subsequently, 41,548 shares were reissued, of which 10,000 shares were upon the exercise of employee stock options.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A total of 3,000,000 shares of treasury stock have been designated for the purpose of the welfare of the employees under the approval of the Board of Directors on July 26, 2002.

Stock ownership plan

All of the Bank’s employees are eligible to participate in the Bank’s employee stock ownership association plan. The Bank is not required to and does not make contributions to this plan. Members of the Bank’s employee stock ownership association plan have pre-emptive rights to acquire up to 20% of the Bank’s shares in public offerings pursuant to the Korean Securities and Exchange Act.

26.    Retained Earnings

Korean regulations require the Bank to appropriate retained earnings to the following as of December 31, 2001 and 2002:

	2001	2002
	(in millions of Won)
Appropriated retained earnings:
Legal reserve	413,740	545,740
Reserve for business rationalization	40,760	40,760
Reserve for overseas investment losses	5,417	—
Other statutory reserves	1,741	2,492
Unappropriated retained earnings	348,572	1,443,012

Total	810,230	2,032,004

The General Banking Act requires the Bank to appropriate as a legal reserve an amount equal to a minimum of 10% of annual net income until such reserve equals 100% of its paid-in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Bank’s board of directors.

Pursuant to the Tax Preferential Control Law, the Bank is required to appropriate, as a reserve for business rationalization, amounts equal to the tax reductions arising from tax exemptions and tax credits. This reserve is not available for payment of cash dividends, but may be transferred to capital stock or used to reduce an accumulated deficit, if any.

Pursuant to the Korean tax laws, the Bank was allowed to claim the amount of retained earnings appropriated to reserves for overseas investment losses as a deduction from taxable income for tax reporting purposes. These reserves are not available for payment of dividends until used for the specified purpose or reversed.

The Bank’s branch in Japan is required to appropriate a legal reserve of up to 10% of annual income until such reserve equals two billion Japanese Yen. This reserve is used only to reduce any accumulated deficit related to the branch in Japan.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27.    Components of Accumulated Other Comprehensive Income

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2001 and 2002, the non-owner equity changes are composed of foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Below are the components of accumulated other comprehensive income and the related tax effects for the years ended December 31, 2001 and 2002.

	Foreign Currency Translation Adjustments	Unrealized Holding Gains(Losses) on Investments	Accumulated Other Comprehensive Income
	(in millions of Won)
January 1, 2001	(579)	186,409	185,830

Foreign currency translation adjustments, net of tax benefit of 12,525	(29,677)	—	(29,677)
Unrealized holding gains arising on available-for-sale securities, net of tax expense of 46,872 (1)	—	120,922	120,922

Current period change	(29,677)	120,922	91,245

Balance, December 31, 2001	(30,256)	307,331	277,075
Foreign currency translation adjustments, net of tax expense of 3,739 million Won	8,851	—	8,851
Unrealized losses arising on available-for-sale securities, net of tax benefit of 50,816 million Won	—	(120,282)	(120,282)

Current period change	8,851	(120,282)	(111,431)

Balance, December 31, 2002	(21,405)	187,049	165,644

(1)	Includes the effects of related swaps in 2000 prior to the adoption of SFAS No. 133, and the cumulative effect of accounting change of 5,140 million Won, net of tax of 2,172 million Won upon adoption of SFAS No. 133 on January 1, 2001 (see Note 1).

28.    Regulatory Requirements

In conformity with the Financial Supervisory Service (“FSS”) and the Basel Committee on Banking Regulations and Supervisory Practice guidelines, the Bank applied risk-adjusted capital ratios to evaluate its capital adequacy. Banking organizations engaged in international banking are required to maintain a minimum 8% total risk-based capital ratio, the ratio of total risk-adjusted capital divided by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%. The capital ratios are calculated based on the Bank’s consolidated balance sheets prepared in accordance with generally accepted accounting principles in Korea (“KGAAP”). In the event the Bank does not maintain a consolidated capital adequacy ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio of the Bank. Continued non-compliance with these standards could potentially result in closure of the Bank.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following capital ratios are calculated in accordance with the FSS guideline, which is materially consistent with BIS guidelines, and the Bank’s consolidated financial statements prepared in accordance with KGAAP.

	2001	2002
	(in millions of Won, except capital ratios)
Tier 1 capital	8,140,976	9,177,954
Tier 2 capital	3,653,319	5,318,902
Less : Investment in non-consolidated equity investees (1)	(43,439)	(57,543)

Total risk-adjusted capital	11,750,856	14,439,313

Risk-Weighted Assets
On-balance sheet assets	108,695,132	132,946,358
Off-balance sheet assets	6,154,095	4,929,043

Total risk-weighted assets	114,849,227	137,875,401

Total assets	172,598,806	228,051,320
Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	7.09	6.66
Tier 2 capital ratio (%)	3.18	3.86

Capital adequacy ratio (%)	10.23	10.47

(1)	Equity investees engaged in banking and financial activities of which the Bank owns more than 15% are deducted from total capital, not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

Effectively January 1, 2002, in addition to the existing capital ratio calculations, all banks in Korea, with certain exceptions, are required to report to the FSS an alternative set of capital ratios, taking into account market risk from equity securities, foreign exchange and derivative instruments. The bank is subject to the new reporting requirements, which are covered under the same existing minimum capital adequacy ratios.

2002
(in millions of Won, except capital ratios)
Tier 1 capital	9,177,954
Tier 2 capital (1)	5,261,359

Total risk-adjusted capital	14,439,313

Risk-Weighted Assets
Risk-weighted assets for credit risk	136,696,971
Risk-weighted assets for market risk	2,006,050

Total risk-weighted assets	138,703,021

Total assets	228,051,320
Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	6.62
Tier 2 capital ratio (%)	3.79

Capital adequacy ratio (%)	10.41

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Equity investees engaged in banking and financial activities of which the Bank owns more than 15% are deducted from directly Tier 2 pursuant to the guidelines of the FSS.

The General Banking Act provides for a minimum paid-in capital of 100 billion Won for nationwide banks, such as the Bank, and 25 billion Won for regional banks.

29.    Income Taxes

The components of income tax expense for the years ended December 31, 2000, 2001 and 2002 were as follows:

	For the years ended December 31,
	2000	2001	2002
	(in millions of Won)
National tax
Current	579,397	577,653	583,007
Deferred	93,521	(13,050)	(40,000)

Total national income tax expense	672,918	564,603	543,007
Local tax
Current	57,940	57,766	58,301
Deferred	9,352	(1,306)	(4,000)

Total local income tax expense	67,292	56,460	54,301

Total income tax expense	740,210	621,063	597,308

The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities. The tax effects of these items are recorded directly in stockholders’ equity.

Taxes are calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Taxes on the operating profit differ from the theoretical amount that would arise at the statutory tax rate of the home country of the parent as follows:

	2000	2001	2002
	(in millions of Won)
Income before income taxes and minority interest for the year ended December 31,	1,983,814	1,643,836	1,540,755

Prima facie tax calculated at a statutory tax rate	611,015	506,301	457,604
Income not assessable for tax purposes	(78,443)	(35,298)	(1,309)
Expenses not deductible for tax purposes	111,369	52,113	17,132
Adjustment for overseas tax rates	(2,628)	(9,299)	(162)
Change in statutory tax rate	—	4,334	—
Increase in valuation allowance	99,240	105,982	127,990
Other	(343)	(3,070)	(3,947)

Income tax expense	740,210	621,063	597,308

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets (“DTA”) and deferred income tax liabilities (“DTL”) at December 31, 2001 and 2002 are as follows:

	2001	2002
	(in millions of Won)
Deferred income tax assets:
Allowance for loan losses	137,337	444,194
Allowance for guarantees and acceptances	8,515	21,557
Valuation of trading assets	41,399	3,674
Available-for-sale securities—OCI	—	—
Investments	—	248,501
Premises and equipment	96,722	19,698
Long-term debt	42,147	45,826
Valuation of the merged bank’s net assets	324,788	75,674
Other temporary differences	52,233	93,119
Net operating loss	154,397	142,169

Total gross deferred income tax asset	857,538	1,094,412

Less: Valuation allowance	(154,397)	(400,143)

Deferred income tax asset	703,141	694,269

Deferred income tax liabilities:
Valuation of trading assets	30,349	84,879
Available-for-sale securities—OCI	129,840	79,023
Investments	51,912	—
Accrued interest and dividend receivable	142,633	145,452
Other assets	53,401	6,608
Other temporary differences	35,074	29,370

Total gross deferred income tax liabilities	443,209	345,332

Net deferred income tax assets, including OCI related DTL	259,932	348,937

Less: OCI related DTL	117,057	72,052

Net deferred income tax assets, excluding OCI related DTL	376,989	420,989

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether certain subsidiaries will generate sufficient profits to offset their tax losses in 2001 and 2002. Accordingly, a valuation allowance totaling 154,397 million Won and 400,143 million Won in 2001 and 2002, respectively, was established for deferred income tax assets related to net operating loss carryforwards (“NOLs”) and temporary differences that may not be realized.

At December 31, 2002, the subsidiaries of the Bank had tax NOLs totaling 473,683 million Won. These losses expire in the periods ranging from 2003 to 2007.

30.    Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income available to common stockholders by the weighted average common shares issued and outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period, including convertible

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

debentures, convertible preferred shares and stock options. Where the effect of this conversion would have been dilutive, net income available to common stockholders is adjusted by the applicable interest expense on the convertible debentures, however, no adjustment was made to net income related to the convertible preferred shares (see Note 24). The adjusted net income is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the Bank’s convertible debentures and convertible preferred shares, if applicable.

Stock options excluded from computation of diluted earnings per share due to their anti-dilutive effect totaled 112,529 and 652,000 in 2000 and 2002, respectively. There were no anti-dilutive stock options in 2001.

In connection with the H&CB merger, as discussed in Note 1, shareholders of the former Kookmin Bank exchanged 1.688346 shares of former Kookmin Bank common stocks for each share of Kookmin Bank common stock received on November 1, 2001. All historical per share and share amounts have been restated to reflect the effect of this exchange.

On March 22, 2002, the directors declared and stockholders approved a 6% stock dividend that was distributed on April 3, 2002. The stock dividend was recorded at fair value. All historical earnings per share have been restated to reflect the effects of the stock dividend.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table is a summary of the computation of earnings per share for the years ended December 31:

	2000	2001	2002
	(in millions of Won, except share data)
Basic Net Income Per Share:
Net income before discontinued operations, extraordinary gain and cumulative effect of accounting change	1,162,834	938,549	1,154,619
(Loss)income from discontinued operations, net of tax	(248,609)	8,125	97,122
Extraordinary gain	13,323	58,539	—
Cumulative effect of accounting change	—	(13,337)	—

Net income	927,548	991,876	1,251,741

Weighted average number of common shares outstanding (thousands)	188,107	211,037	317,787
Net income per share:
Net income before discontinued operations, extraordinary gain and cumulative effect of accounting change	6,182	4,447	3,633
(Loss)income from discontinued operations, net of tax	(1,322)	39	306
Extraordinary gain	71	277	—
Cumulative effect of accounting change	—	(63)	—

Basic net income per share	4,931	4,700	3,939

Diluted Net Income Per Share:
Net income before discontinued operations, extraordinary gain and cumulative effect of accounting change	1,162,834	938,549	1,154,619
Plus: Interest expense on convertible debentures, net of tax	4,889	6,263	5,122

Net income before discontinued operations, extraordinary gain and cumulative effect of accounting change for purposes of computing diluted net income per share	1,167,723	944,812	1,159,741
(Loss)income from discontinued operations, net of tax	(248,609)	8,125	97,122
Extraordinary gain	13,323	58,539	—
Cumulative effect of accounting change	—	(13,337)	—

Net income for purposes of computing diluted net income per share	932,437	998,139	1,256,863

Weighted average number of common shares outstanding (thousands)	188,107	211,037	317,787
Dilutive effect of convertible preferred shares (thousands)	19,290	11,343	—
Dilutive effect of convertible debentures	12,400	11,995	9,508
Dilutive effect of stock options	—	166	812

Weighted average common shares outstanding-assuming dilution (thousands)	219,797	234,541	328,107

Net income per share:
Net income before discontinued operations, extraordinary gain and cumulative effect of accounting change	5,313	4,028	3,535
(Loss)income from discontinued operations, net of tax	(1,131)	35	296
Extraordinary gain	61	250	—
Cumulative effect of accounting change	—	(57)	—

Diluted net income per share	4,243	4,256	3,831

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31.    Employee Severance Plan

Accrued employee severance plan obligations included in “Other liabilities” as of December 31, 2001 and 2002 are as follows:

	2001	2002
	(in millions of Won)
Balance at January 1,	541,363	25,262
Severance plan expense	124,422	113,780
Balance from the merger with H&CB	3,821	—
Special termination payments	(38,925)	(48,775)
Plan payments	(605,419)	(38,994)

Balance at December 31,	25,262	51,273

During 2001, the management had adopted severance payments scheme pursuant to the Labor Standards Act in Korea from Accrued Retirement Benefit Scheme. The Bank had paid 425,975 million Won as interim severance payment to the employees for the service provided prior to the adoption.

In addition to regular termination benefits, the bank paid special termination benefits of 38,925 million Won and 48,775 million Won to 381 and 470 employees who accepted early retirement for the years ended December 31, 2001 and 2002, respectively.

32.    Employee Stock Option Plan

Stock based compensation plan of Kookmin Bank

The Bank began granting options to certain executive officers starting fiscal year 2000. On March 18, 2000, the Bank granted certain executive officers 112,529 options to purchase the Bank’s common stock at an exercise price of 23,469 Won per share. An additional 214,975 options were granted on March 15, 2001 at a price of 28,027 Won per share. On November 1, 2001, these options were cancelled and reissued under the terms of the merger agreement. In addition, on November 1, 2001, the Bank granted 964,007 replacement options at a weighted-average exercise price of 14,807 Won per share to H&CB option holders in connection with the merger. On November 16, 2001, the Bank granted 650,000 options at an exercise price dependable to the bank industrial index, beginning from 51,200 Won per share to its executive officers. On March 22, 2002, the Bank granted stock options to purchase 622,000 shares of common stock to certain executive officers, directors, and employees of the Bank. Of the options granted, the exercise price for 490,000 options is 57,100 Won per share and the exercise price for remaining options are dependable to the bank industrial index, which do not fall below 57,100 Won per share. On July 26, 2002, the Bank granted 30,000 options, whose number of shares exercisable depends on the performance of the grantee, at an exercise price of 58,800 Won per share, to certain executive officers. For all of the granted options, exercise of option can be settled at the Bank’s discretion through the issuance of new stock, reissuance of treasury stock or the payment of difference between the exercise and the market price in cash or treasury stock. Restrictions on the grants, including continued employment for a specified period, lapse after third year of vesting. Upon vesting, options may be exercised between five to eight years from the grant date.

On November 16, 2001, the Board of Directors approved of the Presidential Stock Option Plan (“President’s Plan”) which provides for the grant of stock options to the President if certain measurement criteria have been met. In accordance with the President’s Plan, 200,000 options will be

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

granted if the stock price of the Bank is the highest among the stocks of banks listed on the Korea Stock Exchange based on the average daily closing price announced for three months, prior to the commencement of the exercise period (or in the case of premature retirement, prior to the date of retirement). These options vest over a three-year period beginning on November 16, 2001 and may be exercised up to eight years from the grant date. Exercise of option can be settled at the Bank’s discretion through the issuance of new stock, reissuance of treasury stock or the payment of difference between the exercise and the market price in cash or treasury stock.

The following table summarizes information about options granted and expense recognized at the award date:

	2001			2002
	Number of Stock Options		Weighted-average Exercise Price Per Share (Won)	Number of Stock Options	Weighted-average Exercise Price Per Share (Won)
Stock options outstanding,
Beginning of year	148,074		23,469	1,919,666	26,209
Granted	2,144,670	(1)(2)	26,292	652,000	57,178
Exercised	(10,000)		5,000	(530,108)	8,695
Canceled	(315,659)		26,403
Forfeited	(47,419	) (2)	24,608	(100,327)	39,737

Stock options outstanding, end of year	1,919,666		26,209	1,941,231	43,540

Exercisable at year end	390,000		5,000	80,000	5,000
Weighted-average market value at grant date	43,152			46,950

(1)	Includes 964,007 replacement options at a weighted-average exercise price of 14,807 Won in relation to the acquisition of H&CB
(2)	315,659 options were canceled and 315,659 options were reissued under the terms and conditions of the merger agreement with H&CB.

For the years ended December 31, 2001 and 2002, the Bank recognized compensation expense of 5,307 million Won and 6,973 million Won, respectively.

Subsequent to December 31, 2002, 120,208 options were forfeited.

In addition, on March 21, 2003, the Bank granted stock option to purchase 320,000 shares of common stock to certain officers, directors and employee of the Bank. Of the options granted, the exercise price for 180,000 options is 35,500 Won per share and the exercise price for remaining options are dependable on the stock index, which do not fall below 35,500 Won per share. The stock options are exercisable three years after the grant date and expire on March 21, 2011.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding at December 31, 2002:

		Options Outstanding
	Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date
	(Won)
	5,000	80,000	0.3 Years	5,000	37,372
	23,469	112,529	1.2 Years	23,469	25,700
	25,100	89,827	2.7 Years	25,100	27,553
	27,600	201,782	1.7 Years	27,600	24,285
	28,027	198,093	3.7 Years	28,027	35,372
	51,200	650,000	4.4 Years	51,200	27,500
	57,100	579,000	4.7 Years	57,100	25,804
	58,800	30,000	5.1 Years	58,800	20,166

Total		1,941,231	3.7 Years	43,540	27,655

Stock-based compensation plan of Kookmin Credit Card

Kookmin Credit Card began granting options to certain executive officers and directors starting fiscal year 2001. On March 22, 2001, Kookmin Credit Card granted certain executive officers 75,000 options to purchase Kookmin Credit Card’s common stock at an exercise price of 31,650 Won per share. On March 29, 2002, Kookmin Credit Card granted additional stock options of 236,000. Of the options granted, the exercise price for 196,000 options is 57,160 Won per share and the remaining options vary depending on the stock index.

The following table summarizes information on stock options granted and expense recognized at the award date:

	2001		2002
	Number of Stock Options	Weighted-average Exercise Price Per Share (Won)	Number of Stock Options	Weighted-average Exercise Price Per Share (Won)
Stock options outstanding,
Beginning of year	—	—	75,000	31,650
Granted	75,000	31,650	236,000	57,160
Exercised	—	—	—	—
Canceled	—	—	—	—
Forfeited	—	—	25,000	31,650

Stock options outstanding, end of year	75,000	31,650	286,000	52,700

Exercisable at year end	—	—	—	—
Weighted-average market value at grant date	27,200		48,979

For the years ended December 31, 2001 and 2002, the Bank recognized no compensation expense.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information on stock options outstanding at December 31, 2002 :

		Options Outstanding
	Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date
	(Won)			(Won)	(Won)
	31,650	50,000	4.7 years	31,650	13,435
	57,160	236,000	4.7 years	57,160	25,472

Total		286,000	4.7 years	52,700	23,367

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation”, the Bank has chosen to apply the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Options Issued to Employees” and related interpretations in accounting for its stock options. Had compensation cost for stock options of the Bank and Kookmin Credit Card been determined in a manner prescribed by SFAS No. 123, using an option pricing model, intended to estimate the fair value of the awards at the grant date, compensation expense recorded for stock options, net income, earnings per share data, and the related increment in stockholders’ equity would have been as follows:

	Year ended December 31,
	2001		2002
	As Reported	Pro Forma	As Reported	Pro Forma
	(in millions of Won, except per share data)
Compensation expense related to stock options	5,307	8,604	6,973	36,506
Net income	991,876	989,594	1,251,742	1,222,209
Earnings per share:
Basic	4,700	4,689	3,939	3,846
Diluted	4,256	4,246	3,831	3,741

Solely for purposes of providing the disclosures required by SFAS No. 123, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions used for grants made in 2000, 2001 and 2002 are as follows:

	2000 Grants	2001 Grants	2002 Grants
Dividend yield	2.25%	2.47%	2.03%
Expected volatility	71.75%	65.62%	48.79%
Risk-free interest rate	9.33%	5.35%	6.19%
Expected option life	4.0 years	3.8 years	5.5 years

33.    Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices, where available. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. As a result, the fair values of such instruments are derived using present value or other valuation techniques derived based on

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

management’s assumptions of the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, such estimates may not be indicative of net realizable value. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values. Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS No. 107, “Disclosure about Fair Value of Financial Instruments”. Accordingly, the fair value disclosures required by SFAS No. 107 should not be considered an indication of the fair value of the Bank.

Fair values among financial institutions are not comparable due to the wide range of permitted valuation techniques and numerous estimates that must be made. This lack of objective valuation standard introduces a great degree of subjectivity to these derived or estimated fair values. Therefore, readers are cautioned in using this information for purposes of evaluating the financial condition of the Bank in comparison with other financial institutions.

The following section summarizes the methods and assumptions used by the Bank, by financial instrument, in estimating fair value. Different assumptions could significantly affect these estimates.

Assets and Liabilities for which fair value approximates carrying value:    The carrying values of certain financial assets and liabilities are reported at cost, including cash and due from banks, restricted cash, call loans, securities purchased under resale agreements, accrued interest and dividends receivable, accrued interest payable, security deposits, noninterest-bearing deposits, call money and other borrowed funds. The carrying values of these financial assets and liabilities are considered to approximate their fair values due to their short-term nature and negligible credit losses.

Interest-bearing deposits in other banks:    The fair value of fixed interest-bearing deposits are estimated by discounting cash flows based on current rates for similar types of deposits. The fair values of variable rate interest-bearing deposits are considered to approximate their carrying values.

Securities and trading assets/liabilities:    Fair values for trading assets, available-for-sale securities and trading liabilities (including trading derivative financial instruments), are the amounts recognized in the consolidated balance sheets, which are based on market prices, where available. Fair values of held-to-maturity securities are also based on market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments except in the case of certain swaps where pricing models are used.

Nonmarketable equity investments:    Nonmarketable investments, which are recorded in investment, consist primarily of private equity investments. The fair values of these investments are based on the latest obtainable net asset value of the investees.

Loans receivable:    Loans receivable are reported net of specific and general provisions for impairment. The fair value of fixed rate loans is estimated by discounting contractual cash flows based on current rates at which similar loans would be made to borrowers for the same maturities. The fair value of variable rate loans that reprice frequently with no significant changes in credit risk are considered to approximate their carrying values in the consolidated balance sheet.

Deposit liabilities:    The fair values of noninterest and variable rate interest bearing deposits approximate their carrying values in the consolidated balance sheets. Fair values for fixed-rate interest bearing deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits with similar maturities.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt:    The aggregate fair values are based on quoted market prices, where available. For those notes where quoted market prices are not obtainable, a discounted cash flow model is used based on the current rates for issues with similar maturities.

Derivative financial instruments:    All derivatives are recognized on the balance sheet at fair value based on quoted market prices or dealer quotes where available. If quoted market prices are not available, pricing or valuation models are applied to current market information to estimate fair value (see Note 34).

The estimated fair values of the Bank’s financial instruments at December 31, 2001 and 2002 were as follows:

	2001		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions of Won)
Financial assets:
Cash and cash equivalents	3,040,690	3,040,690	3,327,544	3,327,544
Restricted cash	4,372,927	4,372,927	1,580,286	1,580,286
Interest-bearing deposits in other banks	592,267	592,267	564,720	564,720
Call loans and securities purchased under resale agreements	2,012,301	2,012,301	229,341	229,341
Trading assets	6,874,493	6,874,493	6,368,309	6,368,309
Investments	26,231,015	26,563,412	24,222,535	24,758,267
Loans, net	117,452,186	117,574,762	140,755,567	140,390,881
Due from customers on acceptances	1,887,245	1,887,245	881,007	881,007
Accrued interest and dividends receivable	1,159,580	1,159,580	1,116,486	1,116,486
Security deposits	1,243,770	1,243,770	1,336,549	1,336,549
Financial liabilities:
Interest-bearing deposits	110,895,074	111,372,848	118,654,389	119,042,181
Noninterest-bearing deposits	4,141,427	4,141,427	3,744,879	3,744,879
Call money	2,701,216	2,701,216	305,966	305,966
Trading liabilities	286,677	286,677	624,793	624,793
Acceptances outstanding	1,887,245	1,887,245	881,007	881,007
Other borrowed funds	10,811,679	10,811,679	15,855,849	15,855,849
Accrued interest payable	4,617,215	4,617,215	4,463,012	4,463,012
Secured borrowings	5,501,468	5,532,443	7,864,321	7,933,942
Long-term debt	16,626,376	16,751,094	20,165,322	20,524,037

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit and other lending commitments are immaterial to the consolidated financial statements.

34.    Derivative Instruments and Hedging Activities

On January 1, 2001, the Bank adopted SFAS No. 133 for its derivative instruments. For the year ended December 31, 2002, hedge accounting was applied exclusively on those interest rate swap

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffectiveness portion was recognized in earnings for the year ended December 31, 2002.

In the normal course of business, the Bank enters into derivatives and foreign exchange contracts to manage the risk exposures of its customers. The Bank also uses derivative instruments in reducing risk exposures relating to fluctuations in its own trading accounts, and asset and liabilities in response to interest rate and foreign exchange risks.

The Bank uses interest rate derivatives principally to manage exposure to fluctuations in fair value in responses to interest rate risk. Pay fixed receive-variable interest rate swaps are used to convert fixed rate assets, principally debt securities, into synthetic variable rate instruments. Receive fixed pay-variable interest rate swaps contracts are used to convert fixed rate funding sources, principally fixed rate debt, into synthetic variable rate funding instruments. Cross-currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. Cross-currency swaps are used by the Bank to convert asset and funding denominated from one currency into another currency.

Derivative instruments may expose the Bank to market risk or credit risk in excess of the amounts recorded on the balance sheet. Market risk arises due to market price, interest rate and foreign exchange rate fluctuations that may result in a decrease in the market value of a financial instrument and/or an increase in its funding cost. Exposure to market risk is managed through position limits and other controls and by entering into hedging transactions. Credit risk is the possibility that loss may occur from counterparty failure to perform according to the terms of the contract and if the value of collateral held, if any, was not adequate to cover such losses. Credit risk is controlled through credit approvals, limits and monitoring procedures based on the same credit policies used for on-balance-sheet instruments. Generally, collateral or other security is not required. The amount of collateral obtained, if any, is based on the nature of the financial instrument and management’s credit evaluation of each counterparty.

The majority of the derivatives do not qualify for hedge accounting under SFAS No. 133 in 2001 and 2002, except under the short-cut method. Management of the Bank has established a plan to implement hedge accounting to contracts entered into in the future that will meet the hedge accounting criteria under SFAS No. 133.

35.    Commitments and Contingencies

Legal proceedings

The Bank is a party to certain legal actions arising from its normal course of operations. Management believes that these actions are without merit and that the ultimate liability, if any, will not materially affect the Bank and its subsidiaries’ financial position, liquidity, or results of operations.

In connection with the sale of the Bank’s Mutual Savings & Finance subsidiaries in 1999, the Bank is required to guarantee certain deposits transferred against depositor loss for three years after the date of disposition. In 2001, one institution that purchased these deposits was liquidated by the Korea Deposit Insurance Corporation (“KDIC”). In connection with this liquidation, the KDIC made payments to fund the insured deposits, most of which were either originated by the institution or acquired from institutions other than the Bank. In this regard, the KDIC has commenced an action

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

against the Bank to recover amounts under the Bank’s guarantee. The Bank believes the KDIC’s claim to be without merit. The Constitution Court made a decision on August 29, 2002 that Mutual Savings & Finance Law Article 37, which was the plaintiff’s main ground for the litigation, was unconstitutional. The Bank does not believe that the outcome of this action will have a significant impact on its financial position or results of operations.

The Bank has also been named in a lawsuit by the former employees of DongNam Bank, seeking continued employment and monetary damages. The case has been decided in favor of the Bank by the Seoul District Court Southern Branch and the Seoul High Court. That decision is, however, being appealed to the Supreme Court. Based on advice from the Bank’s legal counsel, management does not believe that liabilities arising from this matter, if any, will have a material adverse effect on the consolidated financial position, liquidity or results of operations of the Bank.

Sale commitment

In July 1999, H&CB entered into a strategic alliance with the ING Groep N.V., a leading global financial services group. ING Insurance International (“ING”) presently holds 3.87% of the outstanding common shares in the Bank as a result of the merger with the former Kookmin Bank.

On December 4, 2002, the Bank entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB. As a result of the new agreement, ING Bank N.V. may purchase 6,748,887 additional common share by May 31, 2003. The Bank also entered into additional agreements to enhance the strategic alliance with ING Groep N.V. These agreements include a joint venture agreement relating to ING Life Insurance Company, Korea Ltd. (“INGLK”) and a joint venture agreement relating to KB Investment Trust Management Ltd. (“KBITM”). The Bank is currently in discussion with ING Groep N.V. in connection with the purchase of these shares. The Bank has the right, which expires on June 30, 2003, to terminate this agreement without any liability to the Bank or to ING Bank, if ING Groep N.V. does not acquire the shares by the agreed date. If the strategic alliance agreement is terminated for the foregoing reason, the Bank has the right to terminate the INGLK joint venture agreement and the KBITM joint venture agreement.

Lease commitments

All leases entered into by the Bank as lessee are operating leases. Total rental expense for the years ended December 31, 2000, 2001 and 2002 was 68,594 million Won, 64,937 million Won and 113,833 million Won, respectively.

In lieu of rent, certain lease agreements require the Bank to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Bank has recorded an equal amount of rent expense and interest income related to these leases of 49,472 million Won, 37,146 million Won and 51,160 million Won on deposit balances of 659,033 million Won, 949,522 million Won and 1,011,832 million Won for the years ended December 31, 2000, 2001 and 2002, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

Approximately all of the operating leases that the Bank entered into as of December 31, 2002 are cancelable.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit-related commitments

The Bank is a party to credit related financial instruments with off-balance sheet risk in the normal course of business. The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees, which represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Cash requirements under guarantees are considerably less than those under commitments because the Bank does not generally expect the third party to draw funds under the agreement.

Commercial letters of credit, which are written undertakings by the Bank on behalf of a customer authorizing a third party to draw drafts on the Bank up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipments of goods to which they relate and therefore have significantly less risk.

Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, guarantees or letters of credit. With respect to credit risk on commitments to extend credit, the Bank is potentially exposed to loss in an amount equal to the total unused commitments.

For credit related financial instruments, the contractual amount of the financial instrument represents the maximum potential credit risk if the counterparty does not perform according to the terms of the contracts. A large majority of these commitments expire without being drawn upon. As a result, total contractual amounts are not representative of the Bank’s actual future credit exposure or liquidity requirements for these commitments.

The Bank did not have any commitments to extend long-term or revolving credit at December 31, 2001 and 2002.

At December 31, 2001 and 2002, the financial instruments whose contract amounts represent credit risk to the Bank were as follows:

	Contract Amount
	2001	2002
	(in millions of Won)
Guarantees	1,127,819	806,091
Commercial letters of credit	1,328,289	1,244,355
Unused lines of credit:
Commercial	23,408,088	23,731,705
Consumer (1)	80,766,033	82,915,519

(1)	Of this amount, 73,797,990 million Won and 79,140,113 million Won as of December 31, 2001 and 2002, respectively, relate to the unused credit card limits that may be cancelled by the Bank at any time.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2001 and 2002 were as follows:

	2001	2002
	(in millions of Won)
Short-term and long-term deposits	76,238	—
Trading securities	33,442	—
Available-for-sale securities	410,230	74,440
Held-to-maturity securities	5,153,449	6,530,504
Loans	3,981,058	8,298,651
Real estate	—	15,669
Other assets	15,475	—

Total	9,669,892	14,919,264

Obligation under guarantees

The Bank provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The table below summarizes at December 31, all of the Bank’s guarantees under FIN 45 at December 31, 2002. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

	Expire within one year	Expire after one year	Total	Maximum potential amount of future payment
	(in millions of Won)
Financial guarantees	259,319	60,644	319,963	319,963
Performance guarantees	230,363	179,580	409,943	409,943
Liquidity facilities to SPEs	1,548,218	4,246,138	5,794,356	5,794,356
Loans sold with recourse to KAMCO	—	37,027	37,027	37,027
Trust Fund Guarantees	—	3,697,202	3,697,202	3,697,202
Other	—	24,728	24,728	24,728

Financial guarantees are used in various transactions to enhance the credit standing of the Bank’s customers. They represent irrevocable assurance, subject to satisfaction of certain conditions, that the Bank will make payment in the event that the customers fail to fulfill their obligations to third parties. Such financial obligations principally composed of standby letters of credit, and credit enhancement for debtors.

Performance guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contract terms. They are also issued to support the customers’ obligation to supply specified products, commodities, maintenance or other services to third parties.

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase agreements to SPEs for which the Bank serves as the administrator. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Bank has

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

commitments to provide liquidity to the SPEs in amounts up to 5,794 billion Won at December 31, 2002. Although the Bank does not sell assets to these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase agreements, the Bank is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Bank has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

Loans sold with recourse represent certain non-performing loans the Bank sold to Korea Asset Management Corporation (“KAMCO”) prior to 1999. See Note 5 for further discussion. At December 31, 2001 and 2002, the Bank has recorded in other liabilities 7,196 million Won and 22,414 million Won, respectively, representing its estimated obligation to repurchase the loans sold with recourse.

Trust fund guarantees represent guarantee of principal or fixed rate of return issued to trust fund investors. Trust assets and liabilities are excluded from the consolidated financial statements of the Bank, and thus are recorded in separate accounts from those of the Bank’s business. For further discussion related to trust accounts, refer to Note 40.

As part of the Bank’s normal course of business, indemnification clauses are often included in standard contractual term with an assessment that risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected on the consolidated balance sheet as of December 31, 2002 related to these indemnifications.

At December 31, 2001 and 2002 the allowance for guarantees and acceptances includes 104,366 million Won and 81,233 million Won, respectively, which are primarily related to credit and reported in other liabilities.

36.    Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 99% of the Bank’s loan portfolio at December 31, 2001 and 2002. Investments in debt and equity securities of Korean entities comprised 98% and 99% of the Bank’s investment portfolio, including investments held by the Bank’s venture capital subsidiaries, as of December 31, 2001 and 2002, respectively.

Credit risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions.

The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentration risks and to obtain collateral when deemed necessary. No entity was responsible for 10% or more of the Bank’s total interest and dividend income for the years ended December 31, 2001 or 2002.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally unused credit lines) exposures:

	2001			2002
	Credit Exposure	On-Balance Sheet	Off-Balance Sheet	Credit Exposure	On-Balance Sheet	Off-Balance Sheet
	(in millions of Won)
Commercial and industrial loans	56,421,972	36,113,121	20,308,851	57,551,203	40,072,080	17,479,123
Construction loans	4,141,432	4,141,432	—	6,707,795	6,384,965	322,830
Other commercial loans	4,767,575	1,668,338	3,099,237	6,974,487	1,044,735	5,929,752
Lease financing	568,175	568,175	—	—	—	—
Mortgages and home equity	37,194,224	37,194,224	—	46,780,364	46,195,299	585,065
Credit cards	90,548,946	16,750,956	73,797,990	101,783,300	22,643,187	79,140,113
Other consumer	30,280,060	23,312,017	6,968,043	31,256,092	28,065,751	3,190,341
Foreign loans	1,146,098	1,146,098	—	1,425,511	1,425,511	—

Total	225,068,482	120,894,361	104,174,121	252,478,752	145,831,528	106,647,224

37.    Related Party Transactions

A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits, debt securities, acceptances outstanding and foreign currency transactions. These transactions are carried out on commercial terms and conditions and at market rates and are not disclosed below.

KDIC

On December 28, 1998, in connection with the purchase and assumption arrangement related to Daedong Bank, the Bank issued 40 million shares of noncumulative and nonparticipating preferred shares to KDIC. In exchange, KDIC issued marketable, non-callable bonds to the Bank. At December 31, 2000, the bonds were netted against the preferred shares in stockholders’ equity. There are no preferred shares or bonds outstanding as of December 31, 2001 and 2002 (see Note 24).

Goldman Sachs (“GS”)

GS’s ownership interest in the Bank was 6.82% and 5.13% on December 31, 2001 and 2002, respectively. As of December 31, 2001 GS holds convertible bonds issued by the Bank totaling 265,220 million Won, which were converted as of November 25, 2002 (see Note 20).

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

LG Card

One of the Bank’s non-executive directors was a non-executive director of LG Card, a public company based in Korea. LG Card has no ownership interest in the Bank as of December 31, 2002. Loans outstanding to LG Card amount to 50,000 million Won, as of December 31, 2002, which incurred interest income of 4,900 million Won for the period ended December 31, 2002.

Pulmuwon

One of the Bank’s outside directors is the chief executive officer of Pulmuwon, a public company based in Korea. Pulmuwon has no ownership interest in the Bank as of December 31, 2002. Loans outstanding to Pulmuwon amount to 14,894 million Won, as of December 31, 2002, which incurred interest income of 1,378 million Won for the period ended December 31, 2002.

National Housing Fund

The National Housing Fund (the “NHF”) was established by the Korean Government to provide financial aid in the form of small-scale housing loans to low-income households and to construction companies that specialized in low-income housing projects. Prior to the merger, H&CB was the sole agent (consignee) designated by the Korean Government to manage the sources and uses of funds of the NHF. Upon the merger, the Bank succeeded H&CB’s operations, and continues to act as the sole agent since November 1, 2001. The primary role of the Bank is to manage the NHF fund in accordance with the mandate issued by the Korean Government. The Bank is mandated by the Korean Government to borrow money from the NHF. The Bank’s borrowing rate from the NHF is 4.92% for the Low-Income Household loans and 8% for the Worker’s Housing Loan. The Bank is compensated through management fees on a quarterly basis.

Housing Finance Credit Guarantee Fund

The Housing Finance Credit Guarantee Fund (the “HFCGF”) was established by the Korean Government to provide guarantees to mortgage lenders for defaults by borrowers if the borrowers are unable to provide the collateral required by a bank. Upon the merger, the Bank had succeeded H&CB’s operations and continues to provide mortgage lending to the borrowers who are unable to provide the collateral required. The Bank receives a fee from the HFCGF for underwriting mortgage loans, which HFCGF guaranteed. For the two months ended December 31, 2001, such fee amounted to 1.3 billion Won. For the year ended December 31, 2002, such fee totaled 6.3 billion Won.

Loans to related parties

The table below summarizes the changes in the amount of loans to directors, director nominees and executive officers.

2002
(in millions of Won)
Loans, January 1,	992
New loans	579
Repayments	35

Loans, December 31,	1,536

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The outstanding balances at December 31, 2000, 2001 and 2002 and the related expense and income for the years then ended for related party transactions were as follows:

	2000
	KDIC	TRUST (1)	GS	Youngpoong	Directors
	(in millions of Won)
Due from other financial institutions	—	263,286	—	—	—
Investment securities	3,113,635	—	—	—	—
Loans	1,587,037	—	—	760	476
Due from customers on acceptance	—	—	—	6,570	—
Receivables	34,905	8,878	—	—	—
Borrowings	—	1,164,078	—	—	—
Convertible debentures	—	—	251,940	—	—
Acceptances outstanding	—	—	—	6,570	—
Interest income on deposits	—	16,298	—	—	—
Interest income on securities	324,383	—	—	—	—
Interest income on loans	51,503	—	—	398	31
Fees and commission income	—	273,252	—	107	—
Interest expense on borrowings	—	33,398	—	—	—
Interest expense on debentures	—	—	7,228	—	—
Trust performance guarantee	—	158,325	—	—	—

	2001
	KDIC	TRUST (1)	GS	Youngpoong	NHF	HFCGF	Directors
	(in millions of Won)
Due from other financial institutions	—	267,334	—	—	—	—	—
Investment securities	5,092,414	—	—	—	—	—	—
Loans	—	—	—	19,197	—	—	992
Due from customers on acceptance	—	—	—	15,650	—	—	—
Receivables	41,261	8,882	—	—	—	—	—
Borrowings	—	1,666,520	—	—	25,316	—	—
Convertible debentures	—	—	265,220	—	—	—	—
Acceptances	—	—	—	15,650	—	—	—
Interest income on deposits	—	16,529	—	—	—	—	—
Interest income on securities	339,063	—	—	—	—	—	—
Interest income on loans	11,053	—	—	504	—	—	56
Fees and commission income	—	234,391	—	40	32,798	1,270	—
Interest expense on borrowings	—	37,655	—	—	218	—	—
Interest expense on debentures	—	—	7,880	—	—	—	—
Interest expense on others	996	—	—	—	—	—	—
Trust performance guarantee	—	8,882	—	—	—	—	—
Fees and commission expense	—	—	—	—	—	—	—
Dividend	1,600	—	16,588	—	—	—	—

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2002
	KDIC	TRUST (1)	GS	LG card	Pulmuwon	NHF	HFCGF	Directors
	(in millions of Won)
Due from other financial institutions	—	37,882	—	—	—	—	—	—
Investment securities	5,660,170	—	—	—	—	—	—	—
Loans	—	—	—	50,000	14,894	—	—	1,536
Due from customers on acceptance	—	—	—	—	—	—	—	—
Receivables	42,898	67,341	—	—	—	—	—	—
Borrowings	—	734,646	—	—	—	90,263	—	—
Convertible debentures	—	—	—	—	—	—	—	—
Acceptances	—	—	—	—	—	—	—	—
Interest income on deposits	—	5,732	—	—	—	—	—	—
Interest income on securities	399,057	—	—	—	—	—	—	—
Interest income on loans	—	—	—	4,900	1,378	—	—	127
Fees and commission income	—	318,626	—	—	—	194,841	6,261	—
Interest expense on borrowings	—	36,597	—	—	—	2,287	—	—
Interest expense on debentures	—	—	3,605	—	—	—	—	—
Interest expense on others	—	—	—	—	—	—	—	—
Trust performance guarantee	—	—	—	—	—	—	—	—
Fees and commission expense	—	—	—	—	—	—	43,445	—
Dividend	—	—	8,180	—	—	—	—	—

(1)	See Note 40.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

38.    Principal Subsidiaries

		Percentage Ownership (1)
	Country of Incorporation	2001	2002
Kookmin Credit Card Co., Ltd.	Korea	76.45%	74.78%
Kookmin Leasing Co., Ltd. (3)	Korea	88.66%	—
Kookmin Venture Capital Co., Ltd. (2)	Korea	94.11%	—
Kookmin Data System Corp.	Korea	99.98%	99.98%
Kookmin Futures Co., Ltd.	Korea	99.98%	99.98%
KB Investment Co., Ltd. (2)	Korea	99.99%	99.89%
Kookmin Bank Investment Trust Management Co., Ltd. (4)	Korea	87.00%	—
Kookmin Bank Luxembourg S.A.	Luxembourg	100.00%	100.00%
Kookmin Bank International Ltd.	United Kingdom	100.00%	100.00%
Kookmin Finance Asia Ltd.(HK) (5)	Hong Kong	100.00%	100.00%
Kookmin Leasing & Finance (Hong Kong) Ltd. (6)	Hong Kong	88.66%	—
KB Investment Trust Management Co., Ltd. (7)	Korea	80.00%	80.00%
KB Real Estate Trust Co., Ltd. (8)	Korea	99.99%	99.99%
Jooeun Industrial Co., Ltd. (9)	Korea	99.99%	99.99%
Kookmin Finance Hong Kong Ltd.	Hong Kong	100.00%	100.00%
Alpha Capital Co., Ltd. (10)	Korea	85.43%	14.97%
Frontier Investment Co., Ltd. (2)	Korea	99.99%	—
KB Credit Information Co.,Ltd. (11)	Korea	50.00%	75.67%
Kookmin 1st ABS Specialty Co., Ltd. (12)	Korea	15.00%	15.00%
Kookmin 2nd ABS Specialty Co., Ltd. (12)	Korea	15.00%	15.00%
Kookmin 3rd ABS Specialty Co., Ltd. (12)	Korea	15.00%	15.00%
Kookmin 4th ABS Specialty Co., Ltd. (12)	Korea	15.00%	15.00%
Kookmin 5th ABS Specialty Co., Ltd. (12)	Korea	4.90%	4.90%
Kookmin 6th ABS Specialty Co., Ltd. (12)	Korea	4.90%	4.90%
H&CB9901 ABS Specialty Co., Ltd. (12)	Korea	15.00%	15.00%
H&CB0002 ABS Specialty Co., Ltd. (12)	Korea	15.00%	15.00%
H&CB0003 ABS Specialty Co., Ltd. (12)	Korea	15.00%	15.00%
H&CB 200105 ABS Specialty Co., Ltd. (12)	Korea	4.90%	4.90%
Jooeun Real Estate Co. (JERECO) Asset Securitization Specialty Co., Ltd. (12)	Korea	15.00%	15.00%
Kookmin Credit Card 1st ABS Specialty Co., Ltd. (12)	Korea	7.65%	7.48%
Kookmin Credit Card 2nd ABS Specialty Co., Ltd. (12)	Korea	7.65%	7.48%
Kookmin Credit Card 3rd ABS Specialty Co., Ltd. (12)	Korea	7.65%	7.48%
Kookmin Credit Card 4th ABS Specialty Co., Ltd. (12)	Korea	7.65%	7.48%
Kookmin Credit Card 5th ABS Specialty Co., Ltd. (12)	Korea	7.65%	7.48%
Kookmin Credit Card 6th ABS Specialty Co., Ltd. (12)	Korea	—	7.48%
Kookmin Credit Card 7th ABS Specialty Co., Ltd. (12)	Korea	—	7.48%
Kookmin Credit Card 8th ABS Specialty Co., Ltd. (12)	Korea	—	7.48%
Kookmin Credit Card 9th ABS Specialty Co., Ltd. (12)	Korea	—	7.48%
Kookmin Credit Card 10th ABS Specialty Co., Ltd. (12)	Korea	—	7.48%
Kookmin Credit Card 11th ABS Specialty Co., Ltd. (12)	Korea	—	7.48%
Kookmin Credit Card 12th ABS Specialty Co., Ltd. (12)	Korea	—	7.48%
Kookmin Card Securitization 2002-1 Ltd. (12)	Korea	—	7.48%

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Direct and indirect ownership are combined.
(2)	KB Invesment Co., Ltd. merged with Frontier Investment Co., Ltd. as of December 31, 2001 and with Kookmin Venture Capital Co,. Ltd. as of June 27, 2002.
(3)	The Bank sold Kookmin Leasing Co., Ltd. to Sun Capital Co., Ltd. and excluded it from the scope of consolidation.
(4)	The Bank sold the stocks of Kookmin Bank Investment Trust Management Co., Ltd. to Morgan Stanley Global Emerging Markets Inc. in this fisical year and excluded it from the scope of consolidation.
(5)	Kookmin Finance Asia Ltd. (HK) is in the process of liquidation and excluded it from the scope of consolidation.
(6)	Kookmin Leasing & Finance was excluded it from the scope of consolidation due to the disposal of Kookmin Leasing Co., Ltd.
(7)	Jooeun Investment Trust Management Co., Ltd. was renamed KB Investment Trust Management Co., Ltd. as of June 10, 2002.
(8)	Jooeun Real Estate Trust Co., Ltd. was renamed KB Real Estate Trust Co., Ltd. as of September 16, 2002.
(9)	The dissolution of Jooeun Industrial Co., Ltd. was approved during the shareholders’ meeting of the company on March 19, 2002.
(10)	The Bank sold the stocks of Alpha Capital Co., Ltd. in this fiscal year and excluded it from the scope of consolidation.
(11)	The Bank purchased additional stocks of Jooeun Credit Information Co., Ltd. in March, 2003, increasing its ownership share to 75.67% and included it from the scope of consolidation. In addition, Jooeun Credit Information Co., Ltd. merged with KM Credit Information Co., Ltd. as of May 2, 2002 and was renamed KB Credit Information Co., Ltd.
(12)	Kookmin ABS Specialty Co., Ltd. and H&CB ABS Specialty Co., Ltd., Kookmin Credit Card ABS Specialty Co., Ltd., JERECO Asset Securitization Specialty Co., Ltd. has been included in the consolidated financial statements of the Bank at December 31, 2002 as the majority owner has only a nominal capital investment.

All holdings are in the common shares of the undertaking concerned.

39.    Segment Reporting

For management reporting purposes, the Bank’s business segment results are reported to management under accounting principles generally accepted in the Republic of Korea (“KGAAP”). The Bank is organized into four major business segments: Retail Banking, Corporate Banking, International Banking and Capital Markets Activities, and Credit Card Operations. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization, and provide the basis on which the Bank reports its primary segment information:

•	Retail banking—The retail banking segment’s assets and liabilities are mainly with individuals and general households. The segment handles private customer current accounts, savings, deposits, consumer loans and mortgages.

•	Corporate banking—The corporate banking segment’s assets and liabilities are mainly with private and public enterprises. The activities within the segment include loans, overdrafts, other credit facilities, deposits in foreign currencies and other foreign currency activities.

•	International banking and capital markets activities—Activities within this segment include trading activities in securities and derivatives, activities involving investment security portfolios, making overseas loans, and foreign currency funding through debentures and borrowings.

•	Credit card operation—The credit card segment’s assets and liabilities are mainly with individuals or corporate cardholders and card merchants, and it handles domestic as well as overseas credit and debit card operation. This segment is composed of the operations of Kookmin Credit Card and the card division of Kookmin Bank.

Other operations of the Bank comprise certain subsidiary activities except Kookmin Credit Card, trust account management activities, and activities within guaranteed trust accounts, none of which constitutes a separately reportable segment.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results were prepared based upon KGAAP, which is a basis other than US GAAP. A reconciliation to US GAAP has been provided for certain line items.

Operating revenues and expenses and interest income and expense, related to both third party and inter-segment transactions, are included in determining the operating earnings of each respective segment. The provision for income taxes is comprised of corporate income tax and resident tax surcharges. The income tax expenses are allocated to the respective segment based upon performance.

Transactions between the business segments are reflected on terms established by management.

A summary of the business segment results is shown in the following table:

Year ended December 31, 2000	Retail Banking	Corporate Banking	International Banking and Capital Markets Activities	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations (1)	Total
	(in millions of Won)
Operating income	4,966,220	2,895,907	3,946,275	1,468,041	1,474,198	14,750,641	(3,863,768)	10,886,873
Operating expense	4,440,520	2,808,893	3,739,179	1,032,343	1,542,977	13,563,912	(3,717,724)	9,846,188

Segment results	525,700	87,014	207,096	435,698	(68,779)	1,186,729	(146,044)	1,040,685

Interest income	4,732,510	2,712,582	2,055,366	984,271	424,018	10,908,747	(4,120,191)	6,788,556
Interest expense	3,594,715	1,894,394	1,837,693	477,595	444,828	8,249,225	(3,302,155)	4,947,070

Net interest income (loss)	1,137,795	818,188	217,673	506,676	(20,810)	2,659,522	(818,036)	1,841,486
Provision for loan losses	9,800	585,006	55,074	113,611	358,150	1,121,641	(205,017)	916,624
Noninterest income	233,710	183,325	1,890,909	483,770	1,050,180	3,841,894	256,423	4,098,317
Noninterest expense	772,486	313,643	1,843,785	423,368	677,463	4,030,745	(210,077)	3,820,668

Net noninterest income(loss)	(538,776)	(130,318)	47,124	60,402	372,717	(188,851)	466,500	277,649
Depreciation and Amortization	63,519	15,850	2,627	17,769	62,536	162,301	(475)	161,826

Net income (loss) before tax	525,700	87,014	207,096	435,698	(68,779)	1,186,729	(146,044)	1,040,685
Income tax expense(benefit)	161,694	26,764	63,698	135,156	71,186	458,498	(10,229)	448,269

Net income (loss)	364,006	60,250	143,398	300,542	(139,965)	728,231	(135,815)	592,416
US GAAP adjustments	117,565	210,824	78,709	24,922	(44,456)	387,564	—	—
Intersegment transactions	—	133,178	(1,228)	59,560	(379,757)	(188,247)	—	—

Consolidated net income (loss)	481,571	404,252	220,879	385,024	(564,178)	927,548	—	—

Segments’ total assets	66,071,618	31,245,884	27,607,258	8,193,594	7,752,421	140,870,775	(49,772,010)	91,098,765

(1)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management’s reporting system.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2001	Retail Banking	Corporate Banking	International Banking and Capital Markets Activities	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations (1)	Total
	(in millions of Won)
Operating income	5,889,514	3,224,940	4,814,739	2,675,771	1,529,559	18,134,523	(4,172,635)	13,961,888
Operating expense	5,027,275	3,477,139	4,658,843	1,906,761	1,163,519	16,233,537	(3,507,397)	12,726,140

Segment results	862,239	(252,199)	155,896	769,010	366,040	1,900,986	(665,238)	1,235,748

Interest income	5,723,448	2,957,458	1,871,222	1,482,568	461,790	12,496,486	(4,281,742)	8,214,744
Interest expense	3,782,704	2,092,612	1,813,351	628,686	541,771	8,859,124	(3,357,507)	5,501,617

Net interest income (loss)	1,940,744	864,846	57,871	853,882	(79,981)	3,637,362	(924,235)	2,713,127
Provision for loan losses	132,793	742,175	57,832	478,906	37,528	1,449,234	(35,056)	1,414,178
Noninterest income	166,066	267,482	2,943,517	1,193,203	892,734	5,463,002	284,142	5,747,144
Noninterest expense	1,035,987	618,902	2,781,028	755,569	536,090	5,727,576	(114,780)	5,612,796

Net noninterest income (loss)	(869,921)	(351,420)	162,489	437,634	356,644	(264,574)	398,922	134,348
Depreciation and amortization	75,791	23,450	6,632	43,600	48,130	197,603	(54)	197,549

Extraordinary gain	—	—	—	—	175,035	175,035	(13,508)	161,527

Net income (loss) before tax	862,239	(252,199)	155,896	769,010	366,040	1,900,986	(503,711)	1,397,275
Income tax expense (benefit)	277,624	(81,203)	50,195	235,414	80,153	562,183	(1,783)	560,400

Net income (loss)	584,615	(170,996)	105,701	533,596	285,887	1,338,803	(501,928)	836,875
US GAAP adjustments	(25,986)	146,924	(97,241)	(173,898)	47,193	(103,008)	—	—
Intersegment transactions	49,030	188,050	(36,378)	83,572	(528,193)	(243,919)	—	—

Consolidated net income (loss)	607,659	163,978	(27,918)	443,270	(195,113)	991,876	—	—

Segments’ total assets	70,965,658	39,377,384	39,493,063	15,580,686	10,709,637	176,126,428	(3,527,622)	172,598,806

(1)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management’s reporting system.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2002	Retail Banking	Corporate Banking	International Banking and Capital Markets Activities	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations (1)	Total
	(in millions of Won)
Operating income	12,595,151	3,430,368	6,599,771	4,525,410	1,415,965	28,566,665	(8,869,691)	19,696,974
Operating expense	11,325,070	3,190,306	6,194,326	4,880,593	1,315,183	26,905,478	(9,092,196)	17,813,282

Segment results	1,270,081	240,062	405,445	(355,183)	100,782	1,661,187	222,505	1,883,692

Interest income	12,386,963	3,183,151	2,830,279	2,747,897	453,636	21,601,926	(8,513,489)	13,088,437
Interest expense	8,375,284	2,295,647	3,089,235	1,015,319	357,712	15,133,197	(8,125,242)	7,007,955

Net interest income (loss)	4,011,679	887,504	(258,956)	1,732,578	95,924	6,468,729	(388,247)	6,080,482
Provision for loan losses	653,665	171,482	(4,538)	2,433,529	(73,372)	3,180,766	15,395	3,196,161
Noninterest income	208,188	247,217	3,769,492	1,777,513	962,329	6,964,739	(356,202)	6,608,537
Noninterest expense	2,032,547	667,915	3,101,718	1,359,890	983,283	8,145,353	(981,658)	7,163,695

Net noninterest income (loss)	(1,824,359)	(420,698)	667,774	417,623	(20,954)	(1,180,614)	625,456	(555,158)
Depreciation and amortization	263,574	55,262	7,911	71,855	47,560	446,162	(691)	445,471

Extraordinary gain	—	—	—	—	—	—	—	—
Net income (loss) before tax	1,270,081	240,062	405,445	(355,183)	100,782	1,661,187	222,505	1,883,692
Income tax expense (benefit)	392,528	74,199	123,331	(29,142)	38,014	598,930	13,454	612,384

Net income (loss)	877,553	165,863	282,114	(326,041)	62,768	1,062,257	209,051	1,271,308
US GAAP adjustments	339,814	(288,404)	490,486	(1,064,520)	502,045	(20,579)	—	—
Intersegment transactions	82,135	(8,428)	(168,916)	338,981	(33,709)	210,063	—	—

Consolidated net income (loss)	1,299,502	(130,969)	603,684	(1,051,580)	531,104	1,251,741	—	—

Segments’ total assets	80,029,638	46,489,556	38,418,674	19,052,248	6,488,475	190,478,591	(3,352,317)	187,126,274

(1)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management’s reporting system.

KOOKMIN BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allowances for loan losses under US GAAP for each of the segments are as follows:

	Retail Banking	Corporate Banking	International Banking and Capital Markets Activities	Credit Card Operations	Other	Total
	(in millions of Won)
As of December 31, 2001	329,574	2,112,388	154,553	613,895	297,173	3,507,583
As of December 31, 2002	530,802	1,874,928	54,555	2,623,813	111,107	5,195,205

Following is a reconciliation of the business segments’ total assets as of December 31, 2000, 2001 and 2002 to the consolidated total assets.

	2000	2001	2002
	(in millions of Won)
Segments’ total assets	140,870,775	176,126,428	190,478,591
US GAAP adjustments	(831,992)	(3,419,724)	(3,027,320)
Intersegment transactions	(49,248,237)	(4,554,209)	(3,352,317)

Consolidated total assets	90,790,546	168,152,495	184,098,954

Following is a reconciliation of the business segment’s revenue for the years ended December, 31, 2000, 2001 and 2002 to the consolidated revenue.

	2000	2001	2002
	(in millions of Won)
Segments’ revenue	14,750,641	18,134,523	28,566,665
US GAAP adjustments	(2,715,787)	(3,385,884)	(3,148,774)
Intersegment transactions	(3,863,768)	(4,172,635)	(8,869,691)

Consolidated revenue	8,171,086	10,576,004	16,548,200

The adjustments presented in the tables above represent consolidated assets and revenues not specifically allocated to individual business segments.

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

40.    Trust Accounts

The Bank manages funds on behalf of its customers through the operation of various trust accounts in accordance with the Korean Trust Law and the Korean Trust Business Act. Trust assets and liabilities are excluded from the consolidated financial statements of the Bank, and thus are recorded in separate accounts from those of the banking business.

Guaranteed Principal Money Trusts require the Bank to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Bank guarantees a specified rate of return on Guaranteed Fixed Rate Money Trusts. The Bank accrued a payable related to such guarantees in the amount of 31,479 million Won as of December 31, 2001, while no payable was accrued as of December 31, 2002. The Bank guarantees neither the principal amount nor the rate of return on the Securities Investment Trusts or the No-Guarantee Money Trusts. The Bank charges investment management fees to Guaranteed Principal Money Trusts and other trusts, and receives commission income, including penalty charges for early withdrawal of fixed term deposits. For further discussion on the consolidation scope of the guaranteed trusts, refer to Note 11.

41.    Subsequent Events

Sale of Alpha Capital

On February 2, 2003, the Bank sold its remaining 14.97% ownership interest in Alpha Capital for 149 million Won.

Merger with Kookmin Credit Card

In 1987, in order to manage the credit card business more efficiently, the Bank separated the credit card business from its banking activities and established a subsidiary called Kookmin Credit Card Co., Ltd. (“Kookmin Credit Card”), which was subsequently registered with KOSDAQ on July 4, 2000. As of December 31,2002, the Bank owned 74.3% of the outstanding shares of Kookmin Credit Card.

On May 30, 2003, the Bank entered into a merger agreement with Kookmin Credit Card to merge its operations back into the Bank and passed a board resolution to approve the merger. The Bank plans to integrate Kookmin Credit Card’s business operations with its BC Card business unit. The integrated unit will have operational autonomy with respect to its business and will be integrated based on the business platform of Kookmin Credit Card. There will be no major changes with respect to the infrastructure, organization or operational systems of Kookmin Credit Card.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOOKMIN BANK (Registrant)

/s/ Jung Tae Kim
(Signature)

Jung Tae Kim, President and Chief Executive Officer
Name/Title

Date:  June 17, 2003

II-1

CERTIFICATIONS

I, Jung Tae Kim, certify that:

1)	I have reviewed this annual report on Form 20-F of Kookmin Bank;

2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3)	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4)	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

i)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

ii)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

iii)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5)	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

i)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

ii)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6)	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 17, 2003

/s/ Jung Tae Kim
Jung Tae Kim, President and Chief Executive Officer

II-2

I, Jong Kyoo Yoon, certify that:

1)	I have reviewed this annual report on Form 20-F of Kookmin Bank;

2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3)	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4)	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

i)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

ii)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

iii)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5)	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

i)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

ii)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6)	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 17, 2003

/s/ Jong Kyoo Yoon
Jong Kyoo Yoon, Executive Vice President and Chief Financial Officer

II-3