Form 20-F
period 2003-12-31
KOOKMIN BANK
filed 2004-06-28
CIK 1143680

As filed with the Securities and Exchange Commission on June 28, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-15258

Kookmin Bank

(Exact name of Registrant as specified in its charter)

Kookmin Bank

(Translation of Registrant’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one share of Common Stock	New York Stock Exchange Inc.
Common Stock, par value (Won)5,000 per share	New York Stock Exchange Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

306,362,493 shares of Common Stock, par value (Won)5,000 per share

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes           ☐  No

* Not for trading, but only in connection with the registration of the American Depositary Shares.

Kookmin Bank has distributed printed copies of this Form 20-F to holders of its New York Stock Exchange-listed American Depository Shares in lieu of distributing copies of its annual report in compliance with Rule 203.01 of the New York Stock Exchange listing manual.

i

(continued)

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, we have prepared financial information in accordance with United States generally accepted accounting principles, or U.S. GAAP. Unless indicated otherwise, the financial information in this document as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 has been prepared in accordance with U.S. GAAP.

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

In this annual report:

•	references to “we,” “us” or “Kookmin Bank” are to Kookmin Bank and, unless the context otherwise requires, its subsidiaries and, for periods of time prior to the merger with H&CB, the former Kookmin Bank;

•	references to “Korea” or the “Republic” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “(Won)” are to the currency of Korea; and

•	references to “U.S. dollars,” “US dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be as a result of rounding.

For your convenience, this document contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2003, which was (Won)1,192.0 = US$1.00.

FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

Words and phrases such as “will,” “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to our business discussed under “Risk Factors,” other factors could cause actual results to differ materially from those described in the forwarding-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our strategy;

•	future levels of non-performing loans;

•	our growth and expansion;

•	the adequacy of allowance for credit and investment losses;

•	technological changes;

•	interest rates;

•	investment income;

•	availability of funding and liquidity;

•	cash flow projections;

•	our exposure to market risks; and

•	adverse market and regulatory conditions.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on our income or results of operations could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report could include, but are not limited to:

•	general economic and political conditions in Korea or other countries that have an impact on our business activities or investments;

•	the monetary and interest rate policies of Korea;

•	inflation or deflation;

•	foreign exchange rates;

•	prices and yields of equity and debt securities;

•	the performance of the financial markets in Korea and internationally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in Korea; and

•	regional or general changes in asset valuations.

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

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISERS

Not applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3. KEY INFORMATION

Item 3A. Selected Financial Data

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by Samil PricewaterhouseCoopers, independent registered public accounting firm.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated income statement data

	Year ended December 31,
	1999		2000		2001 (1)		2002		2003		2003 (2)
	(in billions of Won, except per common share data)										(in millions of US$, except per common share data)
Interest and dividend income	(Won)	6,342	(Won)	7,263	(Won)	8,895	(Won)	13,450	(Won)	13,755	$11,539
Interest expense		4,307		4,505		5,317		6,734		6,462	5,420

Net interest income		2,035		2,758		3,578		6,716		7,293	6,119
Provision for loan losses, guarantees and acceptances		964		67		1,261		3,886		7,167	6,013
Non-interest income		1,370		927		1,765		3,098		2,914	2,444
Non-interest expense		1,499		1,614		2,354		4,387		4,406	3,696
Income tax expense (benefit)		381		746		647		597		(367)	(308)
Minority interest		6		81		84		(211)		(52)	(44)
Net (loss) income from discontinued operations after income taxes		(74)		(249)		8		97		—	—
Cumulative effect of accounting change, net of tax		—		—		(13)		—		—	—

Net income (loss)	(Won)	481	(Won)	928	(Won)	992	(Won)	1,252	(Won)	(947)	$(794)

Net income (loss) per common share (3):
Net income (loss)-basic	(Won)	2,982	(Won)	4,931	(Won)	4,700	(Won)	3,939	(Won)	(2,905)	$(2.44)
Net income (loss)-diluted (4)		2,506		4,243		4,256		3,831		(2,905)	(2.44)
Weighted average common shares outstanding-basic (in thousands of common shares)		161,188		188,107		211,037		317,787		326,000	326,000
Weighted average common shares outstanding-diluted (in thousands of common shares)		192,765		219,797		234,541		328,107		326,000	326,000
Cash dividends paid per common share (3)(5)(6)	(Won)	338	(Won)	84	(Won)	844	(Won)	100	(Won)	1,000	$0.84

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,192.0 to US$1.00, the noon buying rate in effect on December 31, 2003 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	As discussed in Notes 1 and 30 to our consolidated financial statements, for the purpose of calculating earnings per share, all historical per share and share amounts have been restated to reflect (a) the exchange of former Kookmin Bank shares, at a ratio of 1.688346:1, in connection with our merger with H&CB, (b) a 6% stock dividend approved on March 22, 2002.
(4)	Diluted earnings per share gives effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock for the relevant periods. Effective from 2003, we had one category of potentially dilutive common shares, which was shares issuable on exercise of stock options granted to directors and employees. In prior periods, we had two additional categories of potentially dilutive common shares, which were shares issuable on conversion of convertible debentures and shares issuable on conversion of preferred shares.
(5)	U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless these are the same.
(6)	On December 15, 2001, our board of directors passed a resolution recommending a 6% stock dividend and a cash dividend of (Won)100 per common share (before dividend tax), representing 2% of the par value of each share, for the fiscal year ended December 31, 2001. This resolution was approved and ratified by our stockholders on March 22, 2002. For this dividend, 17,979,954 common shares were issued and distributed to stockholders who were registered in our stockholder registry on December 31, 2001. No stock dividends were declared for the fiscal years ended December 31, 1999, 2000, 2002 or 2003.

Consolidated balance sheet data

	As of December 31,
	1999		2000		2001 (1)		2002		2003		2003 (2)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents	(Won)	2,161	(Won)	1,701	(Won)	3,041	(Won)	3,328	(Won)	3,170	$2,660
Restricted cash		706		1,540		4,373		1,580		2,770	2,324
Interest-bearing deposits in other banks		629		1,587		592		564		563	472
Call loans and securities purchased under resale agreements		377		2,491		2,012		229		3,959	3,321
Trading assets		3,636		3,104		6,874		6,368		3,517	2,951
Investments (3)		16,293		17,702		26,231		24,223		22,427	18,815
Loans (net of allowance for loan losses of (Won)2,623 billion in 1999, (Won)2,394 billion in 2000, (Won)3,508 billion in 2001, (Won)5,195 billion in 2002 and (Won)5,772 billion in 2003)		42,351		57,041		117,452		140,756		140,213	117,628
Due from customers on acceptances		995		1,916		1,887		881		605	507
Premises and equipment, net		1,110		1,126		1,846		2,121		1,909	1,601
Accrued interest and dividends receivable		1,090		1,107		1,160		1,116		995	835
Security deposits		687		690		1,244		1,337		1,331	1,117
Goodwill and other intangible assets		211		582		743		631		818	686
Other assets		1,108		204		697		965		1,702	1,428

Total assets	(Won)	71,354	(Won)	90,791	(Won)	168,152	(Won)	184,099	(Won)	183,979	$154,345

Liabilities and Stockholders’ Equity
Deposits:
Interest bearing	(Won)	40,079	(Won)	54,201	(Won)	110,895	(Won)	118,654	(Won)	128,144	$107,503
Non-interest bearing		2,659		1,982		4,141		3,745		3,460	2,903
Call money		1,333		581		2,701		306		225	189
Trading liabilities		298		718		287		625		762	640
Acceptances outstanding		995		1,916		1,887		881		605	507
Other borrowed funds		4,816		6,369		10,812		15,856		12,895	10,818
Accrued interest payable		2,105		2,311		4,617		4,463		3,938	3,304
Secured borrowings		423		1,468		5,501		7,864		8,207	6,885
Long-term debt		14,212		14,797		16,626		20,165		16,607	13,932
Other liabilities		1,853		2,482		2,742		2,634		2,552	2,141

Total liabilities	(Won)	68,773	(Won)	86,825	(Won)	160,209	(Won)	175,193	(Won)	177,395	$148,822

Minority interest		21		221		308		71		16	13
Common stock		1,498		1,498		1,588		1,641		1,682	1,411
Additional paid-in capital		1,141		1,242		4,960		5,146		5,393	4,525
Other		(79)		1,005		1,087		2,048		(507)	(426)

Stockholders’ equity		2,560		3,745		7,635		8,835		6,568	5,510

Total liabilities, minority interest and stockholders’ equity	(Won)	71,354	(Won)	90,791	(Won)	168,152	(Won)	184,099	(Won)	183,979	$154,345

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,192.0 to US$1.00, the noon buying rate in effect on December 31, 2003 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other securities.

Profitability ratios and other data

	Year ended December 31,
	(percentages)
	1999	2000	2001	2002	2003
Net income as a percentage of:
Average total assets (1)	0.68%	1.15%	0.92%	0.71%	(0.49)%
Average stockholders’ equity (1)	23.19	29.42	20.59	13.50	(7.17)
Dividend payout ratio (2)	9.83	1.61	15.06	1.80	—
Net interest spread (3)	2.68	3.17	3.17	3.71	3.67
Net interest margin (4)	3.18	3.68	3.57	4.02	4.00
Efficiency ratio (5)	44.02	44.80	44.06	44.70	43.17
Cost-to-average assets ratio (6)	2.13	2.01	2.17	2.49	2.28
Won loans (gross) as a percentage of Won deposits	97.64	101.53	104.25	115.68	108.30
Total loans (gross) as a percentage of total deposits	105.17	105.72	105.09	119.14	110.83

(1)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of net income.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Represents the ratio of non-interest expense to average total assets.

Capital ratios

	As of December 31,
	(percentages)
	1999	2000	2001	2002 (2)	2003(2)
Total capital adequacy ratio (1)	11.38%	11.18%	10.23%	10.41%	10.00%
Tier I capital adequacy ratio (1)	7.26	6.82	7.09	6.62	6.22
Tier II capital adequacy ratio (1)	4.12	4.36	3.18	3.79	3.78
Average stockholders’ equity as a percentage of average total assets	2.95	3.92	4.45	5.26	6.79

(1)	Our capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission. The computation is based on our consolidated financial statements prepared in accordance with Korean GAAP, which may differ in certain significant respects from U.S. GAAP. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy and Allowances.”
(2)	The method of calculating our capital and capital adequacy ratios changed from 2002. Had we calculated these ratios based on the calculation method in use as of December 31, 2001, our Tier 1 capital ratio would have been 6.66% and 6.28%, our Tier 2 capital ratio would have been 3.86% and 4.11% and our capital adequacy ratio would have been 10.47% and 10.09% as of December 31, 2002 and 2003, respectively.

Credit portfolio ratios and other data

	As of December 31,
	(in billions of Won, except percentages)
	1999		2000		2001		2002		2003
Total loans	(Won)	44,945	(Won)	59,397	(Won)	120,894	(Won)	145,832	(Won)	145,858
Total non-performing loans (1)		2,134		1,762		3,376		3,912		4,116
Other impaired loans not included in non-performing loans		4,399		4,145		3,513		2,680		3,072
Total of non-performing loans and other impaired loans		6,533		5,907		6,889		6,592		7,188
Total allowance for loan losses		2,623		2,394		3,508		5,195		5,772
Non-performing loans as a percentage of total loans		4.74%		2.97%		2.79%		2.68%		2.82%
Non-performing loans as a percentage of total assets		2.99		1.94		2.01		2.13		2.24
Total of non-performing loans and other impaired loans as a percentage of total loans		14.54		9.94		5.70		4.52		4.93
Allowance for loan losses as a percentage of total loans		5.84		4.03		2.90		3.56		3.96

(1)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due more than 90 days.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years.

	Year ended December 31,
	2001 (1)(2)					2002 (1)					2003
	Average Balance (3)		Interest Income (4)(5)(6)		Average Yield	Average Balance (3)		Interest Income (4)(5)(6)		Average Yield	Average Balance (3)		Interest Income (4)(5)(6)		Average Yield
	(in billions of Won, except percentages)
Assets
Cash and interest-earning deposits in other banks	(Won)	949	(Won)	59	6.22%	(Won)	1,734	(Won)	61	3.52%	(Won)	1,179	(Won)	14	1.19%
Call loans and securities purchased under resale agreements		2,093		101	4.83		811		34	4.19		2,317		61	2.63
Trading securities		3,490		172	4.93		5,953		112	1.88		2,933		105	3.58
Investment securities (7)		21,152		1,540	7.28		25,090		1,419	5.66		29,029		1,513	5.21
Loans:
Commercial and industrial		32,390		2,664	8.22		38,733		2,744	7.08		44,134		2,855	6.47
Construction loans		2,503		224	8.95		5,336		384	7.20		6,433		490	7.62
Other commercial		1,339		116	8.66		1,380		80	5.80		1,106		59	5.33
Mortgage and home equity		12,988		1,145	8.82		41,422		3,287	7.94		48,535		3,415	7.04
Other consumer		12,258		1,194	9.74		25,519		2,130	8.35		29,077		2,374	8.16
Credit cards (6)		9,938		1,615	16.25		19,840		3,166	15.96		16,498		2,846	17.25
Foreign commercial and industrial		1,120		65	5.80		1,255		33	2.63		1,079		23	2.13

		72,536		7,023	9.68		133,485		11,824	8.86		146,862		12,062	8.21

Total average interest earning assets		100,220		8,895	8.88		167,073		13,450	8.05		182,320		13,755	7.54

Cash and due from banks		2,804		—	—		4,697		—	—		5,461		—	—
Foreign exchange spot contracts and derivatives		787		—	—		863		—	—		2,385		—	—
Premises and equipment		1,118		—	—		2,033		—	—		2,207		—	—
Due from customers on acceptance		1,202		—	—		322		—	—		701		—	—
Loan loss allowance		(2,250)		—	—		(4,127)		—	—		(5,287)		—	—
Assets of discontinued operations		909		—	—		679		—	—		—		—	—
Other non-interest earning assets		3,529		—	—		4,837		—	—		5,488		—	—

Total average non-interest earning assets		8,099		—	—		9,304		—	—		10,955		—	—

Total average assets	(Won)	108,319	(Won)	8,895	8.21%	(Won)	176,377	(Won)	13,450	7.63%	(Won)	193,275	(Won)	13,755	7.12%

	Year ended December 31,
	2001 (1)(2)					2002 (1)					2003
	Average Balance (3)		Interest Expense		Average Yield	Average Balance (3)		Interest Expense		Average Yield	Average Balance (3)		Interest Expense		Average Yield
	(in billions of Won, except percentages)
Liabilities
Deposits
Demand deposits	(Won)	499	(Won)	8	1.60%	(Won)	598	(Won)	4	0.67%	(Won)	667	(Won)	2	0.30%
Certificates of deposit		2,023		123	6.08		2,120		102	4.81		4,068		181	4.45
Other time deposits		33,231		2,397	7.21		66,454		3,260	4.91		67,733		2,964	4.38
Savings deposits		23,665		446	1.88		35,206		413	1.17		38,368		348	0.91
Mutual installment deposits		7,238		563	7.78		12,235		764	6.24		11,946		642	5.37

Deposits (total)		66,656		3,537	5.31		116,613		4,543	3.90		122,782		4,137	3.37
Call money		960		39	4.06		1,803		71	3.94		1,802		65	3.61
Borrowings from the Bank of Korea		1,152		38	3.30		1,337		33	2.47		1,020		25	2.45
Other short-term borrowings		7,717		520	6.74		9,077		488	5.38		13,250		573	4.32
Secured borrowings		3,701		297	8.02		5,888		325	5.52		8,150		476	5.84
Long-term debt		12,934		886	6.85		20,260		1,274	6.29		19,678		1,186	6.03

Total average interest bearing liabilities		93,120		5,317	5.71%		154,978		6,734	4.35		166,682		6,462	3.88

Demand deposits		1,871		—	—		2,934		—	—		2,961		—	—
Foreign exchange spot contracts and derivatives		751		—	—		752		—	—		2,384		—	—
Acceptances to customers		1,202		—	—		536		—	—		883		—	—
Liabilities of discontinued operations		1,197		—	—		795		—	—		—		—	—
Other non-interest bearing liabilities		5,360		—	—		7,110		—	—		7,161		—	—

Total average non-interest bearing liabilities		10,381		—	—		12,127		—	—		13,389		—	—

Total average liabilities		103,501		5,317	5.14%		167,105		6,734	4.03		180,071		6,462	3.59

Stockholders’ equity		4,818		—	—		9,272		—	—		13,204		—	—

Total liabilities and stockholders’ equity	(Won)	108,319	(Won)	5,317	4.91%	(Won)	176,377	(Won)	6,734	3.82%	(Won)	193,275	(Won)	6,462	3.34%

(1)	Average balances and interest income and expenses for all periods have been restated to exclude the assets, liabilities and results of disposed subsidiaries that qualify for discontinued operations. See Note 4 to our consolidated financial statements.
(2)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(3)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(4)	Interest income figures include dividends on securities and cash interest received on non-accruing loans. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Non-Accrual Loans and Past Due Accruing Loans.”
(5)	We do not invest in any tax-exempt securities.
(6)	Interest income from credit cards includes principally cash advance fees of (Won)1,271 billion, (Won)1,719 billion and (Won)1,517 billion and interest on credit card loans of (Won)273 billion, (Won)830 billion and (Won)591 billion for the years ended December 31, 2001, 2002 and 2003, respectively.
(7)	Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year ended December 31,
	2001	2002	2003
	(percentages)
Net interest spread (1)	3.17%	3.71%	3.67%
Net interest margin (2)	3.57	4.02	4.00
Average asset liability ratio (3)	107.62	107.80	109.38

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for 2002 compared to 2001 and 2003 compared to 2002. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to absolute volume and rate change.

	Fiscal 2002 vs. Fiscal 2001 Increase/(decrease) due to change in						Fiscal 2003 vs. Fiscal 2002 Increase/(decrease) due to change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	(Won)	35	(Won)	(33)	(Won)	2	(Won)	(15)	(Won)	(32)	(Won)	(47)
Call loans and securities purchased under resale agreements		(55)		(12)		(67)		44		(17)		27
Trading securities		81		(141)		(60)		(75)		68		(7)
Investment securities		258		(379)		(121)		211		(117)		94
Loans
Commercial and industrial		479		(399)		80		362		(251)		111
Construction loans		211		(51)		160		83		23		106
Other commercial		3		(39)		(36)		(15)		(6)		(21)
Mortgage and home equity		2,267		(125)		2,142		526		(398)		128
Other consumer		1,128		(192)		936		291		(47)		244
Credit cards		1,581		(30)		1,551		(562)		242		(320)
Foreign commercial and industrial		7		(39)		(32)		(4)		(6)		(10)

Total interest income		5,995		(1,440)		4,555		846		(541)		305

Interest bearing liabilities
Deposits
Demand deposits		1		(5)		(4)		0		(2)		(2)
Certificates of deposit		6		(27)		(21)		87		(8)		79
Time deposits (other than certificates of deposit)		1,816		(953)		863		62		(358)		(296)
Savings deposits		171		(204)		(33)		35		(100)		(65)
Mutual installment deposits		329		(128)		201		(18)		(104)		(122)
Call money		33		(1)		32		0		(6)		(6)
Borrowings from the Bank of Korea		6		(11)		(5)		(8)		0		(8)
Other short-term borrowings		83		(115)		(32)		194		(109)		85
Secured borrowings		140		(112)		28		131		20		151
Long-term debt		466		(77)		389		(36)		(52)		(88)

Total interest expense		3,051		(1,633)		1,418		447		(719)		(272)

Total net interest income	(Won)	2,944	(Won)	193	(Won)	3,137	(Won)	399	(Won)	178	(Won)	577

Exchange Rates

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2003, which was (Won)1,192.0 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 24, 2004, the noon buying rate was (Won)1,156.0 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average (1)	Period- End
1999	1,125.0	1,243.0	1,188.2	1,136.0
2000	1,105.5	1,267.0	1,140.0	1,267.0
2001	1,234.0	1,369.0	1,293.4	1,313.5
2002	1,160.6	1,332.0	1,242.0	1,186.3
2003	1,146.0	1,262.0	1,193.0	1,192.0
2004 (through June 24)	1,141.4	1,195.1	1,165.7	1,156.0
January 2004	1,172.0	1,195.1
February	1,152.2	1,180.0
March	1,146.7	1,181.0
April	1,141.4	1,173.6
May	1,165.0	1,191.0
June (through June 24)	1,155.0	1,164.8

Source:    Federal Reserve Bank of New York.

(1)	The average of the noon buying rates of the Federal Reserve Bank in effect on the last business day of each month during the relevant period (or portion thereof).

Item 3B. Capitalization and Indebtedness

Not Applicable

Item 3C. Reasons For the Offer And Use Of Proceeds

Not Applicable

Item 3D. Risk Factors

Risks relating to our retail credit portfolio

We have been experiencing, and may continue to experience, increases in delinquencies in our retail loan portfolio, including, in particular, our credit card-related loans.

In recent years, consumer debt has increased rapidly in Korea. This has also resulted in increased delinquencies. As the leading retail bank in Korea, our portfolio of retail loans, in particular, mortgage and home equity loans, and the aggregate outstanding balance of our credit card accounts (particularly cash advances and credit card loans) have grown from (Won)16,219 billion and (Won)8,321 billion, respectively, as of December 31, 2000 to (Won)81,204 billion and (Won)15,322 billion, respectively, as of December 31, 2003, as a result of both the merger with H&CB effective November 1, 2001 and significant organic growth. As of December 31, 2003, our retail loans and credit card accounts represented 55.7% and 10.5% of our total lending, respectively. Within our consumer loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans is often unsecured and therefore tends to carry a higher credit risk, has increased from (Won)8,151 billion, or

33.2% of our total outstanding consumer loans, as of December 31, 2000 to (Won)28,727 billion, or 29.8% of our total outstanding consumer loans, as of December 31, 2003. The growth of our retail lending and credit card businesses offered higher margins than other lending activities and contributed significantly to the increase in our interest income and our profitability. However, after the third quarter of 2003, we were unable to sustain this growth due to increasing delinquencies, market saturation, competition and government regulation in the retail and credit card segments and other factors, and we may not be able to achieve such growth in the future, which may hurt our future performance and prospects.

The growth of our retail loan and credit card portfolios in recent years has been accompanied by increasing delinquencies, which has required us to increase our loan loss provisions and charge-offs and has adversely affected our financial condition and results of operations during and for the year ended December 31, 2003. Our non-performing retail loans (defined as those that are over 90 days past due) increased from (Won)166 billion as of December 31, 2000 to (Won)1,613 billion as of December 31, 2003, as a result of both the merger with H&CB and higher delinquencies. In our credit card segment, outstanding balances overdue by 30 days or more increased from (Won)227 billion as of December 31, 2000 to (Won)1,777 billion as of December 31, 2003. Our charge-offs, net of recoveries, increased from (Won)7 billion in 2000 to (Won)4,838 billion in 2003. Our delinquency ratio (which represents the ratio of amounts that are overdue by one day or more to total outstanding balances) with respect to our credit card portfolio was 13.7%, 7.8%, 20.6% and 21.6% as of December 31, 2000, 2001, 2002 and 2003, respectively. Credit card delinquencies may increase further in the future as a result of, among other things, adverse economic developments in Korea and the inability of Korean consumers to manage increased household debt, as reflected in the continuing practice among some credit card holders of obtaining multiple credit cards and using cash advances from one card to make payments due on others.

In addition, in line with industry practice, we have restructured a large portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans and also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We have discontinued the practice of providing substituted cash advances from January 2004. As of December 31, 2003, these loans and substituted cash advances outstanding amounted to (Won)1,774 billion and (Won)164 billion, respectively. Because these loans and cash advances are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans and substituted cash advances, outstanding balances overdue by one day or more accounted for 27.4% of our credit card receivables (including credit card loans) as of December 31, 2003.

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

Our credit card operations have recently recorded losses, and we expect that these losses will continue, which could hurt our financial condition and results of operations.

In September 2003, we merged Kookmin Credit Card, our credit card subsidiary, into us in response to its liquidity problems stemming from the deteriorating asset quality of its credit card portfolio. The acquisition of minority interest was accounted for under the purchase method of accounting, and we stepped up the assets and liabilities acquired to their fair values at the date of acquisition. The excess of fair value of purchase consideration over the fair value of net assets acquired was recognized as goodwill. Our credit card operations have continued to record significant additional net losses after the merger through the fourth quarter of 2003.

This has been primarily due to a continuing rise in delinquency levels and substantial charge-offs and loan loss provisions. Despite our efforts to improve our credit card asset quality and capital position, we expect that these losses will continue through the first half of 2004, which may adversely affect our overall financial condition and results of operations.

Our merger with our credit card subsidiary may result in labor unrest and in customer loss.

Following our merger with Kookmin Credit Card, Kookmin Credit Card’s business operations were combined with that of BC Card. The combined credit card business group has operational autonomy with respect to the credit card business and was organized based on the operational platform of Kookmin Credit Card. Future decisions with respect to integration of these operations may adversely affect our credit card business. For example, in May 2003, the employees of Kookmin Credit Card began a strike demanding that the contemplated merger not go forward. We reached an agreement with the Kookmin Credit Card employees and they returned to work. In addition, unifying our two credit card brands could result in the loss of overlapping customers who prefer the availability of multiple cards.

Risk relating to our small- and medium-sized enterprise loan portfolio

We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). We estimate, based on our internal classifications made for Korean GAAP purposes, that our loans to small- and medium-sized enterprises increased from (Won)30,498 billion as of December 31, 2001 to (Won)41,540 billion as of December 31, 2003. During the period, we estimate that non-performing loans to small- and medium-sized enterprises also increased from (Won)1,108 billion to (Won)1,416 billion, representing a decrease in the non-performing loan ratio from 3.63% as of December 31, 2001 to 3.41% as of December 31, 2003. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean banks to small- and medium-sized enterprises was 2.1% as of December 31, 2003. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won-currency loans on a Korean GAAP basis decreased from 3.3% as of December 31, 2001 to 3.2% as of December 31, 2003 but may rise in 2004 compared to 2002 and 2003. Accordingly, we may be required to take measures to decrease our exposures to these customers. For example, in order to stem rising delinquencies, we have decided to review loan applications more intensively with respect to small- and medium-sized enterprises in certain industry sectors, such as construction, hotels, restaurants and real estate.

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, continued weakness in the Korean economy, as well as aggressive marketing and intense competition among banks to lend to this segment, have led and will continue to lead to a deterioration in the asset quality of our loans to this segment. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which would have a material adverse impact on our financial condition and results of operations. In addition, many small- and medium-sized enterprises have close business relationships with chaebols, primarily as suppliers. Any difficulties encountered by those chaebols would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans.

An integral part of our strategy relating to our small- and medium-enterprise lending business is to maintain the growth of our loans to small- and medium-sized enterprises by focusing on “small office/home office” customers, or SOHOs. Many of these SOHOs represent sole proprietorships, individual business interests or very small corporations and are usually dependent on a limited number of suppliers or customers. SOHOs constitute a relatively new customer base within the small- and medium-sized enterprise segment. However, SOHOs tend to be affected to a greater extent than larger corporate borrowers by fluctuations in the Korean economy. In addition, SOHOs often maintain less sophisticated financial records than other corporate borrowers. Although we use our internally developed credit rating systems to rate potential borrowers, we do not have a substantial history of experience with SOHOs and are less able to judge the level of risk inherent in these customers. Accordingly, although we intend to manage our exposure to these borrowers closely in order to prevent any deterioration in the asset quality of our loans to this segment, we may not be able to do so.

Risks relating to our strategy

Although increasing our fee income is an important part of our strategy, we may not be able to do so.

We have historically relied on interest income as our primary revenue source. To date, except for fees related to our credit card business, fees related to the National Housing Fund and trust management fees and currency transfer fees (including foreign exchange-related commissions), we have not generated significant fee income. While we intend to develop new sources of fee income as part of our business strategy, including through our investment banking and bancassurance businesses, our ability to do so will be affected by the extent to which our customers generally accept the concept of fee-based services. The willingness of customers to pay fees in return for value-added services has not been broadly tested in the Korean market and their reluctance to do so will adversely affect the implementation of this aspect of our strategy. In addition, one element of our fee-based strategy relates to our corporate customers. There is a risk that our reduced focus on large corporate lending will hamper our ability to attract fee business from those customers, in particular our ability to compete with other banks and financial institutions offering fee-based services as a part of a broader lending relationship.

We may suffer customer attrition due to our strategy of avoiding price competition.

We have been pursuing, and intend to continue to pursue, a strategy of maintaining or enhancing our margins where possible and avoid, to the extent possible, entering into price competition. In order to execute this strategy we will need to maintain relatively low interest rates on our deposit products while charging relatively higher rates on loans. If other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, we may suffer customer attrition due to rate sensitivity, particularly in our core retail segment. In addition, we may in the future decide to compete to a greater extent based on interest rates, which could lead to a decrease in our net interest margins. Any future decline in our customer base or our net interest margins as a result of our future competition strategy could have an adverse effect on our results of operations and financial condition.

Risks relating to competition

Competition in the Korean banking industry will intensify, and we may experience declining market share as a result.

We compete principally with other financial institutions in Korea, including Korean banks and branches of foreign banks operating in Korea. In the retail and small- and medium-sized enterprise lending business, which has been our traditional core business, competition has increased significantly and is expected to increase further. Most Korean banks have been targeting retail customers and small- and medium-sized enterprises as they scale back their exposure to large corporate borrowers, contributing to some extent to the asset quality deterioration in consumer and small- and medium-sized enterprise loans, and they are engaged in aggressive marketing campaigns and making significant investments in these segments. In particular, we have been experiencing increased competition in the credit card segment with the market entry of additional credit card issuers, including member companies of chaebols, foreign credit card companies and credit card subsidiaries of Korean banks. The profitability of our retail and credit card operations may further decline as a result of growing market saturation in the retail lending and credit card segments, increased interest rate competition, pressure to lower the fee rates applicable to our credit cards (particularly merchant fee rates) and higher marketing expenses. Intense and increasing competition has made and continues to make it more difficult for us to secure retail, credit card and small- and medium-sized customers with the credit quality and on credit terms necessary to achieve our business objectives in a commercially acceptable manner.

In addition, we believe regulatory reforms and the general modernization of banking practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, either by themselves or in partnership with existing Korean financial institutions, will seek to compete with us in providing financial and related services. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the recent acquisition of a major Korean bank by a leading global financial institution. We expect that these merger and acquisition activities will continue. Some of the banks resulting from these mergers and acquisitions may, by virtue of the increased size, provide significantly greater competition. Our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities, guarantees and acceptances and other exposures) as of December 31, 2003, 12 were to companies that were members of the 29 largest chaebols in Korea. As of that date, the total amount of our exposures to the 29 largest chaebols was (Won)6,024 billion, or 3.5% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition.

In particular, we have significant exposure to several former Hyundai Group companies, former Daewoo Group companies and former and current SK Group companies, Ssangyong Group companies and LG Group companies, a number of which have been experiencing financial difficulties. For example:

•	As a result of their deteriorating financial condition, several former Hyundai Group companies, including Hynix Semiconductor, Hyundai Engineering and Construction, Hyundai Petrochemical and Hyundai Merchant Marine, have required assistance in recent years from their creditor financial institutions, in the form of additional loans, extensions of maturities of various outstanding payment obligations, debt-for-equity swap transactions, guarantees of overseas borrowings and injections of additional capital.

•	In 1999, the principal creditor banks of the Daewoo Group companies began formal workout procedures with respect to 12 member companies of that group, including Daewoo Corporation, Daewoo Motors, Daewoo Electronics, Daewoo Heavy Industries, Daewoo Telecom and Ssangyong Motors. Many of these former Daewoo Group companies are currently subject to liquidation proceedings or have been liquidated or sold, are under workouts or reorganization proceedings, have been split up into more than one company or are looking for purchasers.

•	In March 2003, the principal creditor banks of SK Networks (formerly SK Global), a member company of the SK Group, commenced corporate restructuring procedures against SK Networks after the company announced that its financial statements understated its total debt by (Won)1.1 trillion and overstated its profits by (Won)1.5 trillion. These banks, including us, agreed to a temporary rollover of approximately (Won)6.6 trillion of SK Networks’ debt until December 31, 2007 and subsequently decided to put SK Networks into corporate restructuring. In October 2003, SK Networks’ foreign and domestic creditors agreed to a restructuring plan, which, among other things, allowed the foreign creditors to cash out their debts at a buyout rate of 43% of the face value of the outstanding debt owed to them. In November 2003, SK Networks underwent a capital reduction and sold approximately (Won)1 trillion of its assets as part of its restructuring plan, and SK Corporation approved a (Won)850 billion debt-for-equity swap. SK Networks is currently under the joint management of its domestic creditors in accordance with its restructuring plan.

•	Several Ssangyong Group companies have been experiencing significant financial difficulties and liquidity problems. In particular, the principal creditor banks of each of Ssangyong Cement Industrial and Ssangyong Corporation, including us, commenced corporate restructuring procedures against these companies in November 2000 and February 2002, respectively.

•	Although no workouts or reorganization proceedings have begun against any other significant LG Group companies, LG Card, one of Korea’s largest credit card companies and formerly a member company of the LG Group, has been experiencing significant liquidity and asset quality problems. See “—We have exposure to a number of Korean credit card companies, and recent and future difficulties faced by those companies may have an adverse impact on us.”

As a result of these various difficulties, we have increased our allowance for loan losses for our loans to these companies in recent years. With respect to some borrowers, we have already charged off or sold our previous outstanding exposures. The table below summarizes our exposures to these groups and their significant member companies:

	As of December 31, 2003
	Outstanding Exposure (1)		% of Total Exposure	% of Exposure Classified as Impaired Loans	Allowance for Loan Losses, Guarantees and Acceptances		Allowance for Loan Losses, Guarantees and Acceptances as a % of Exposure
	(in billions of Won, except percentages)
Former Hyundai Group (Total) (2)	(Won)	1,220	0.70%	2.78%	(Won)	43	3.52%
Hyundai Group (3)		223	0.13	—		16	7.17
Hyundai Engineering and Construction		139	0.08	23.74		7	5.04
Hyundai Heavy Industries		25	0.01	4.00		—	—
Former Daewoo Group (Total) (4)		243	0.14	30.04		10	4.12
Daewoo International		34	0.02	—		1	2.94
Daewoo Electronics		24	0.01	70.83		1	4.17
Ssangyong Motors		89	0.05	62.92		7	7.87
SK Group (Total) (5)		210	0.12	42.38		7	3.33
SK Networks		99	0.06	89.90		2	2.02
Ssangyong Group (Total) (6)		60	0.03	100.00		12	20.00
Ssangyong Cement Industrial		60	0.03	100.00		12	20.00
LG Group (Total) (7)		1,093	0.63	44.56		143	13.08
LG Card(8)		543	0.31	89.69		127	23.39

(1)	Includes loans, debt and equity securities (including collateralized bond obligations) and guarantees and acceptances.
(2)	Includes amounts from the former Hyundai Group, including Hyundai Engineering and Construction and Hyundai Heavy Industry.
(3)	Recognized as the successor to the former Hyundai Group, which includes Hyundai Corporation and Hyundai Merchant Marine. Substantially all of the outstanding exposure of Hyundai Merchant Marine relates to ship financing to a special purpose company guaranteed by Hyundai Heavy Industries.
(4)	Includes our exposures to former Daewoo Group companies.
(5)	Includes SK Corporation, SK Networks, SK Telecom, SK Life Insurance, SK IMT, SK Shipping, SKC, SK Construction, SK Chemical and SK Securities.
(6)	Includes Ssangyong Corporation, Ssangyong Cement Industrial, Ssangyong Construction and Namkwang Construction.
(7)	Includes LG Electronics, LG International, LG Card and LG Chem.
(8)	LG Card was disaffiliated from the LG Group in 2004.

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

We have exposure to a number of Korean credit card companies and recent and future difficulties faced by those companies may have an adverse impact on us.

As of December 31, 2003, we had aggregate exposures of (Won)849 billion to Korean credit card companies, which represented 0.5% of our total exposures. The Korean credit card industry has recently experienced increasing delinquency rates with respect to credit card receivables, and this increase in addition to declining demand for their securities have led to financial difficulties for many credit card companies.

The table below summarizes our exposures to Korean credit card companies as of December 31, 2003.

	Outstanding Exposure (1)		% of Total Exposure	% of Exposure Classified as Impaired Loans	Allowance for Loan Losses, Guarantees and Acceptances		Allowance for Loan Losses, Guarantees and Acceptances as a % of Exposure
	(in billions of Won, except percentages)
Samsung Card	(Won)	303	0.17%	—	(Won)	2	0.66
LG Card		543	0.31	89.69%		127	23.39
BC Card		3	—	—		—	—
Woori Card (2)		—	—	—		—	—
Lotte Card		—	—	—		—	—

(1)	Includes loans, debt and equity securities (including collateralized bond obligations), guarantees and acceptances and other exposures.
(2)	Woori Credit Card merged with Woori Bank on March 31, 2004.

In addition to the above exposures, we have exposures to credit card companies in our guaranteed trust accounts.

The continuing deterioration of the Korean credit card industry has resulted in our reviewing the credit quality of credit card companies more diligently and more frequently and reclassifying the loans and other credits provided to such companies as necessary. For example, LG Card, one of Korea’s largest credit card companies, has been experiencing significant liquidity and asset quality problems. In November 2003, we and other creditor banks of LG Card agreed to provide a new (Won)2 trillion credit facility, secured by credit card receivables, to enable LG Card to resume cash operations. Our portion of this commitment was (Won)437 billion. Certain of LG Card’s creditor banks also agreed to extend the maturity of a portion of LG Card’s debt coming due in 2003 for one year, after the chairman of LG Group pledged his personal stake in LG Corp. (the group holding company), LG Investment & Securities and LG Card as collateral to offset future losses of LG Card.

After the failure to auction LG Card to a buyer in December 2003, the principal creditors of LG Card tentatively agreed to a rescue plan in January 2004 under which the Korea Development Bank would acquire a 26% ownership interest in LG Card and the other creditors would collectively acquire a 73% ownership interest following the completion of several debt-to-equity swaps contemplated for 2004. In addition, the creditors agreed to form a normalization steering committee for LG Card to oversee LG Card’s business operations. An extraordinary shareholders’ meeting of LG Card was held in March 2004, and a new chief executive officer as well as directors nominated by the normalization steering committee were elected. In February 2004, the creditors exchanged indebtedness of (Won)953.9 billion for shares constituting 54.8% of the outstanding share capital of LG Card. The creditors also extended (Won)1.59 trillion of new loans to LG Card, which will subsequently be converted into equity. LG Group also funded an additional (Won)800 billion to LG Card in the first quarter of 2004 (in addition to a (Won)185 billion capital increase as a result of LG Card’s issuance of new shares in December 2003). In May 2004, LG Card completed a capital write-down of 97.7% of its outstanding common stock and entered into a memorandum of understanding with the Korea Development Bank in connection with its restructuring plan. Following the capital write-down, the creditors plan to exchange a further (Won)2,545.5 billion of indebtedness into equity of LG Card. In addition, as LG Card required additional funding, the LG Group and the Korea Development Bank provided (Won)375 billion and (Won)125 billion, respectively, in the first quarter of 2004. In accordance with the plan, in February 2004, we swapped (Won)156 billion of LG Card debt for equity, extended (Won)206 billion of new loans to LG Card, which also has been or will be converted into equity, and purchased (Won)153 billion of commercial paper from LG Card, the proceeds of which LG Card used to repay loans provided by our trust accounts. We also expect to swap an additional (Won)362 billion of LG Card debt (including the new loans provided in February 2004) for equity in the near future. After all such debt-to-equity conversions, we expect to own a 14.2% equity interest in LG Card and to have (Won)489 billion of additional exposure to LG Card.

As of December 31, 2003, our total exposure to LG Card was (Won)543 billion, including (Won)487 billion of loans and (Won)56 billion of debt securities. As of such date, all of our loans to LG Card were classified as precautionary and as impaired loans for U.S. GAAP purposes. As a result of the deteriorating financial condition of LG Card, we recorded provisions of (Won)126 billion and recognized securities impairment losses of (Won)20 billion in 2003 in respect of our exposures to LG Card. In addition, as of December 31, 2003, we had approximately (Won)171 billion of exposure to LG Card in our guaranteed trust accounts, with respect to which we may experience further losses.

Prior to our conversions of LG Card debt to equity in 2004, we have taken or expect to take significant additional loan loss provisions and have recognized or expect to recognize significant additional losses in respect of such debt, which will have an adverse impact on our results of operations for 2004. Furthermore, the value of underlying collateral, our pro rata entitlement thereto and the allowances we have established or will establish against our exposures to LG Card and other Korean credit card companies may not be sufficient to cover all future losses arising from these exposures. Following the debt-to-equity conversions in respect of our exposures to LG Card, we may experience further losses if the market value of the LG Card equity securities we own falls below their recorded book value. In addition, in the case of credit card companies that are in or in the future enter into workout, restructuring, reorganization or liquidation proceedings, our recoveries from those companies may be limited. We may, therefore, experience future losses with respect to these exposures.

In addition, our investment portfolio includes beneficiary certificates representing interests in investment trusts whose assets include securities issued by credit card companies. Accordingly, to the extent that the value of securities issued by credit card companies declines as a result of their financial difficulties or otherwise, we may experience losses on our investment securities.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required and/or the adoption of restructuring plans with which we do not agree.

As of December 31, 2003, our loans and guarantees to companies that were in workout, corporate restructuring, composition or corporate reorganization, including companies in the former Daewoo Group, former Hyundai Group and the Ssangyong Group, amounted to (Won)1,338 billion or 0.9% of our total loans and guarantees, of which (Won)459 billion or 34.3% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for losses on these loans and guarantees amounted to (Won)295 billion, or 22.0% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, in the event that any of our borrowers become subject to corporate restructuring procedures, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (as well as 75% or more of the total outstanding secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

Our current allowances for losses on loans and guarantees to construction companies may not be sufficient to cover all future related losses.

We have established allowances for losses on loans and guarantees to construction companies that we consider to have a greater likelihood of becoming non-performing. As of December 31, 2003, we had loans and guarantees outstanding to construction companies in the amount of (Won)7,425 billion, or 5.0% of our total loans and guarantees, of which (Won)406 billion or 5.5% was classified as substandard or below. As of the same date, our allowance for losses on these loans and guarantees amounted to (Won)315 billion, or 77.6% of the amount classified as substandard or below, and 4.2% of the total. Most of our exposure to construction companies consists of loans to small- and medium-sized enterprises. These allowances may not be sufficient to cover all future losses arising from our exposure to construction companies.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2003, our loans and guarantees to our 20 largest borrowers totaled (Won)3,826 billion and accounted for 2.6% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to LG Card, to which we had outstanding credit exposures (substantially all of which was in the form of loans) of (Won)487 billion, representing 0.3% of our total loans and guarantees. Any further deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

Other risks relating to our business

The Financial Supervisory Service is conducting an audit review of our audited annual financial statements prepared under Korean GAAP, which may result in changes to or a restatement of such financial statements as well as the financial information prepared under Korean GAAP contained in this annual report.

During the second quarter of 2004, the Financial Supervisory Service, which is our principal regulator in Korea, conducted a periodic inspection of our bank, which it generally performs once every two years. Following the conclusion of this periodic inspection, the Financial Supervisory Service notified us in June 2004 that it has decided to conduct an audit review with respect to our audited annual financial statements prepared under Korean GAAP, which we have publicly released. Depending on the results of this audit review, which has not yet been completed, the Financial Supervisory Service may require us to make changes to or restate our audited annual Korean GAAP financial statements and may also subject us to regulatory sanctions.

If we are required to make changes to or restate our audited annual Korean GAAP financial statements, we may, depending on the nature of the changes or restatement, be required to make changes to or restate the financial information prepared under Korean GAAP contained in this annual report. Furthermore, if any such changes or restatement results in a material negative adjustment to our previously reported results of operations or financial condition under Korean GAAP for 2003 or any other period, the market price and liquidity of our common stock and ADSs may suffer.

We are generally subject to Korean corporate governance and disclosure standards, which may differ from those in other countries.

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which may differ in some respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and in the future will be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in corporate governance practices or disclosures that are perceived as less than satisfactory by investors in certain countries.

A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Due to, among other things, intense competition among banks and significantly increasing mortgage loans and other real estate-secured loans in recent years, our loan-to-value ratio, which is a measure of the amount of a secured loan to the assessed value of the collateral securing the loan, has increased. Although it is our general policy to lend up to 50% of the appraised value of collateral (except in areas of high speculation designated by the government where we are required to limit our lending to 40% of the appraised value of collateral) and to periodically re-appraise our collateral, downturns in the real estate markets in Korea from time to time have resulted in declines in the value of the collateral securing some loans to levels below their outstanding principal balance. Future declines in real estate prices, including as a result of measures adopted by the Korean government in 2003 to stabilize the real estate market, would reduce the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectable amounts in respect of our secured loans. Any declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

In Korea, foreclosure on collateral generally requires a written petition to a court. An application, when made, may be subject to delays and administrative requirements that may result in a decrease in the value realized with respect to such collateral. We cannot guarantee that we will be able to realize the full value on our collateral as a result of, among other factors, delays in foreclosure proceedings and defects in the perfection of our security interest in collateral. Our failure to recover the expected value of collateral could expose us to losses.

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full “marked-to-market” value of debt securities we hold at the time of any sale of such securities.

As of December 31, 2003, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank

of Korea) with a total book value of (Won)4,669 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates, which may be significant in light of the current low interest environment, or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from the relevant trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2003, we had (Won)3,262 billion in trust account assets for which we provided guarantees of both the principal and interest or of the principal alone. Substantially all of these guarantees were principal-only guarantees. Transfers from general banking operations to cover deficiencies in guaranteed trust accounts amounted to (Won)31 billion in 2001. In 2002 and 2003, there were no such transfers. We may be required to make additional transfers from our general banking operations to cover shortfalls in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

Our Internet banking services are subject to security concerns relating to the commercial use of the Internet.

We provide Internet banking services to our retail and corporate customers, which require sensitive customer information, including passwords and account information, to be transferred over a secure connection on the Internet. However, connections on the Internet, although secure, are not free from security breaches. We may experience security breaches in connection with our Internet banking service in the future, which may result in liability to our customers and third parties and materially and adversely affect our business.

We may experience disruptions, delays and other difficulties from our information technology systems.

We rely on our information technology systems for our daily operations including billing, effecting online and offline banking transactions and record keeping. We may experience disruptions, delays or other difficulties from our information technology systems, which may have an adverse effect on our business and adversely impact our customers’ confidence in us.

We do not prepare interim financial information on a U.S. GAAP basis.

Neither we nor our subsidiaries are required to, and we and our subsidiaries do not, prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance. See “Item 5B. Liquidity and Capital Resources—Selected Financial Information under Korean GAAP” and “—Reconciliation with Korean GAAP.” As a result, our provision and allowance levels reflected under Korean GAAP in our results as of the end of and for 1999, 2000, 2001, 2002 and 2003 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

Risks relating to liquidity and capital management

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Interest rates in Korea have fluctuated significantly in recent years. In 2000 and 2001, interest rates declined to historically low levels as the government sought to stimulate economic growth through active rate-lowering measures. Interest rates stabilized at these low levels in 2002 and 2003. As of December 31, 2003, approximately 87.9% of the debt securities we held paid interest at a fixed rate. All else being equal, an increase in interest rates would lead to a decline in the value of the debt securities in our portfolio. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our retail and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2003, approximately 91.1% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In particular, we estimate that, setting aside the effects of the merger, the recent increase in our short-term deposits is attributable in large part to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the current low interest rate environment and volatile stock market conditions. Accordingly, a substantial number of our short-term deposit customers may withdraw their funds or fail to roll over their deposits if higher-yield investment opportunities emerge. In that event, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations.

We may be required to raise additional capital to maintain our capital adequacy ratios, which we may not be able to do on favorable terms or at all.

Pursuant to the capital adequacy requirements of the Financial Supervisory Commission, we are required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. As of December 31, 2003, our Tier I capital adequacy ratio was 6.22% and our combined Tier I and Tier II capital adequacy ratio was 10.00%, which exceeded the minimum levels required by both the Financial Supervisory Commission. However, our capital base and capital adequacy ratio may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of continued deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

If our capital adequacy ratio deteriorates, we may be required to obtain additional Tier I or Tier II capital in order to remain in compliance with the applicable capital adequacy requirements. We may not be able to obtain additional capital on favorable terms, or at all. Our ability to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other Asian countries are seeking to raise capital at the same time. To the extent that we fail to maintain our capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on us ranging from a warning to suspension or revocation of our license. For a description of the capital adequacy requirements of the Financial Supervisory Commission, see “Item 5A. Operating Results—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Capital Adequacy.”

Under the new Basel Capital Accord, which is scheduled to take effect after December 2006, credit exposures to small- and medium-sized enterprises with no external ratings will be allocated a risk weighting of 150% instead of the current 100%. This would increase our capital requirements for small- and medium-sized enterprise lending unless we are able to obtain approval for our internal rating models from the Financial Supervisory Service. Although we expect to continue our efforts to improve the accuracy of our internal rating models, we may not be able to obtain the Financial Supervisory Service’s approval with respect to such models. If such approval is not obtained, we may have to increase our capital to support our small- and medium-sized enterprise lending.

Risks relating to government regulation and policy

Government regulation of retail lending, particularly mortgage and home equity lending, has recently become more stringent, which may hurt our retail banking operations.

In light of concerns regarding the potential risks of excessive retail lending, particularly mortgage and home equity lending, the Korean government has recently adopted more stringent regulations with respect to retail lending by Korean banks. The Financial Supervisory Commission increased the minimum loan loss reserve requirements applicable to retail loans with effect from May 2002. In addition, in an effort to curtail the growth in property speculation caused by increased levels of mortgage and home equity lending, the Financial Supervisory Commission and Financial Supervisory Service adopted measures during the second half of 2002 that reduced our ability to provide certain higher-risk mortgage and home equity loans.

Furthermore, in November 2002, the Financial Supervisory Commission and Financial Supervisory Service announced new, more stringent guidelines applicable to mortgage and home equity lending by Korean banks. More recently, in October 2003, the government advised Korean banks to limit their loans to a maximum of 40% of the value of the underlying real estate collateral, in the case of mortgage and home equity lending in areas where the average real estate price had increased substantially. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Retail Household Loans.” In addition, the Korean government announced the implementation of measures to stabilize the real estate market in October 2003, which include:

•	building more residential apartments and houses;

•	enforcing more stringent supervision of property speculation; and

•	increasing the tax burden of those taxpayers who own real estate in excess of prescribed amounts.

The Korean government has expressed a continuing commitment to stabilize the real estate market and willingness to implement additional measures, as necessary.

These regulations and measures, as well as any similar regulations that the Korean government may adopt in the future, may have the effect of constraining the growth and profitability of our retail banking operations, especially in the area of mortgage and home equity lending. Furthermore, these regulations and measures may result in substantial future declines in real estate prices in Korea, which will reduce the value of the collateral securing our mortgage and home equity lending. See “—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

Government regulation of our credit card operations has increased significantly.

Due to the rapid increase in consumer debt in Korea in recent years, the Korean government has adopted regulations designed to restrain the rate of growth in cash advances, credit card loans and credit card usage generally, and has instituted enforcement proceedings, including proceedings in the past against Kookmin Credit Card, the effect of which has been, and may in the future be, to constrain our credit card operations. In March 2002, the Financial Supervisory Commission of Korea imposed sanctions, ranging from warnings and administrative fines to partial business suspensions, on substantially all Korean credit card issuers as a result of alleged unlawful or unfair practices discovered during its industry-wide inspection. In connection with these sanctions, Kookmin Credit Card was warned against, and fined (Won)50 million for, issuing cards to non-qualified minors and, in a number of instances, for issuing cards to applicants who unlawfully used another person’s name in their credit card applications. In April 2002, the Korea Fair Trade Commission ordered four domestic-brand credit card companies to pay administrative fines in the aggregate amount of (Won)23.4 billion in connection with certain collusion and anti-competitive practices in fixing commission fees and credit card interest rates for cash advances, installment purchases and overdue accounts. Kookmin Credit Card was fined (Won)6.96 billion for anti-competitive behavior.

In addition, from mid-2002 through early 2003, the Korean government enacted a number of changes to the laws governing the credit card industry. In particular, the Financial Supervisory Commission and the Financial Supervisory Service have increased minimum required provisioning levels applicable to credit card receivables, required the reduction in lending volumes for certain types of lending, increased reserve requirements and minimum capital ratios and allowed the imposition of new sanctions against credit card companies that failed to meet applicable requirements. The Financial Supervisory Commission and the Financial Supervisory Service also adopted a number of changes to the rules governing the evaluation and reporting of credit card balances, as well as the procedures governing which persons may receive credit cards.

In light of the deteriorating liquidity position of a number of credit card companies in Korea, in March, September and October 2003 the Korean government announced several measures intended to support the credit card industry. These included the relaxation or delay in the implementation of some of the new regulatory restrictions applicable to credit card companies, such as restrictions on cash advance fee rates, and on the level of cash advance and card loan receivables as a percentage of total receivables. However, we believe that these relief measures are likely to be temporary, and that the overall effect of the Korean government’s recent regulatory initiatives has been, and may continue to be, to constrain the growth and profitability of our credit card operations. Since October 2003, the Financial Supervisory Commission announced that it would:

•	revise the calculation formula for capital adequacy ratios for each credit card company in a manner that would increase the proportion of “managed” assets composing risk-weighted assets;

•	change its standards for reporting credit card delinquency ratios to require the inclusion of restructured loans and substituted cash advances in the calculation of such ratios; and

•	assign to each credit card company a target delinquency ratio that it is required to satisfy on a semi-annual basis until the end of 2006 and require each credit card company to enter into a memorandum of understanding with the Financial Supervisory Commission by the end of November 2003 with respect to each credit card company’s action plan to meet its assigned target delinquency ratio.

Currently, the Financial Supervisory Commission has not implemented any of these announced changes. If the announced changes are adopted, the delinquency ratio reported by credit card companies will increase significantly, which may heighten public concern regarding their financial health and thereby exacerbate their liquidity problems. The Korean government may also adopt further regulatory changes in the future that affect the credit card industry, which in turn may adversely affect our credit card operations.

For more details regarding these enacted and proposed changes, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

The Korean government has designated additional managers to the National Housing Fund and is contemplating other changes, which may cause our fee income from managing the National Housing Fund to be reduced.

The National Housing Fund is a government fund that provides housing loans to low-income households and construction loans to fund projects to build small-sized housing. From 1981 until 2001, H&CB solely managed the operations of the National Housing Fund and received a monthly management fee. We have received that fee since the merger with H&CB took place. In 2003, we received total management fees of (Won)175 billion.

In January 2000, the relevant law that had specified H&CB as the institution that manages the National Housing Fund was amended to provide that the Ministry of Construction and Transportation is to designate the institution that will perform this function. In November 2002, the ministry designated two other financial institutions as managers, together with us, of the National Housing Fund with a view to diversifying its management. In February 2003, the ministry changed the basis of calculating fees related to the National Housing Fund. If the ministry decides to lower existing management fees or to designate additional institutions to manage the National Housing Fund, our fee income from managing it will be reduced compared to current levels, which in turn may have a further adverse effect on our results of operations.

Furthermore, the Ministry of Construction and Transportation has also strengthened existing regulations to provide for liability of managers of the National Housing Fund, where they have clear responsibility for non-performing National Housing Fund loans or where losses result due to their negligent management. As a result, we may in the future be required to reimburse the National Housing Fund for its losses, including those that relate to the deterioration of the credit quality of its loans, to the extent such losses are deemed to have resulted from our negligence in managing the fund.

The Korean government from time to time provides policy loans, which we may choose to accept, and may announce policies involving the participation of financial institutions, including us, in providing financial support for particular sectors.

The Korean government has in the past provided and may continue to provide policy loans, which encourage lending to particular types of borrowers. It has generally done this by identifying sectors of the economy it wishes to promote and making low-interest funding available to financial institutions that may voluntarily choose to lend to these sectors. The government has in this manner provided policy loans intended to promote low-income mortgage lending and lending to small- and medium-sized enterprises. All loans or credits we choose to make pursuant to these policy loans would be subject to review in accordance with our credit approval procedures. However, the availability of policy loans may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of such loans from the government.

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

Of the (Won)5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by investment trust companies, the portion allocated for us to purchase was approximately (Won)1.26 trillion. Accordingly, in April 2003, we purchased an aggregate of (Won)714 billion of debt securities of Kookmin Credit Card and Samsung Credit Card held by investment trust companies, and we contributed the remaining (Won)549 billion to a mutual fund established by Korean financial institutions to purchase credit card company debt securities held by investment trust companies. We expect to be reimbursed for the (Won)1.26 trillion that we used to purchase debt securities, either directly or through the mutual fund described above, pursuant to a schedule agreed upon by us and other Korean financial institutions. We were reimbursed for the full amount of our contribution by the end of July 2003.

The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

Risks relating to Korea

Tensions with North Korea could have an adverse effect on us and the price of our ADSs.

Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in China. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and the price of our common stock and ADSs.

Adverse economic and financial developments in Korea may have an adverse effect on us.

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

Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2001, 2002 and 2003 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq and its aftermath, higher oil prices and the continued weakness of the economy in parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector, including as a result of recent investigations relating to unlawful political contributions by chaebols;

•	failure of restructuring of large troubled companies, including LG Card and other troubled credit card companies and financial institutions;

•	volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including depreciation of the U.S. dollar or Japanese yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries such as the United States, China and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

Ongoing significant reforms and changes to the regulatory framework for the Korean financial industry could adversely affect our results of operations.

The legal and regulatory framework for the Korean financial industry is undergoing significant reforms and changes. For example, in the past the Korean government regulated, among other things, lending rates and deposit rates for banks. Regulations also dictated the extent of competition by restricting new entrants and the growth of existing financial institutions, including the opening of new branches. Ongoing regulatory reforms have removed all controls on lending rates and deposit rates (except for the prohibition on interest payments on current account deposits) and have relaxed barriers to entry, including by foreign financial institutions, leading to increased competition. At the same time, the Korean government has revised its regulations in recent years to impose stricter regulatory standards and oversight on Korean financial institutions, as part of its efforts to modernize the industry and to address specific social and economic issues. Most recently, the Korean government has revised the regulations relating to credit cards and household lending as part of its effort to control the potential risks of excessive consumer lending. Continuing regulatory changes in the financial industry will require us to modify our business operations and may adversely affect our results of operations.

Labor unrest in Korea may adversely affect our operations.

The economic downturn in Korea in 1997 and 1998 and the increase in the number of corporate reorganizations and bankruptcies thereafter caused layoffs and increasing unemployment in Korea, and a similar economic downturn in the future could lead to further layoffs. These factors could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. During 1998 and 1999, there were large-scale protests and labor strikes in Korea. According to statistics from the Bank of Korea, the unemployment rate generally decreased from 4.1% as of December 31, 2000 to 3.1% as of December 31, 2002, but increased to 3.40% as of December 31, 2003. A continued increase in unemployment and continuing or future labor unrest could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial conditions of Korean companies in general, depressing the price of securities on the Korea Stock Exchange and the value of the Won relative to other currencies. These developments would likely have an adverse effect on our financial condition and results of operations.

Financial instability in other countries, particularly emerging market countries in Asia, could adversely impact our business and cause the price of the ADSs to go down.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia, including China. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. Furthermore, in December 2003, we invested (Won)71 billion for a 25% interest in Sorak Financial Holdings, which acquired a 51% interest in Bank Internasional Indonesia, and we may make similar investments outside Korea in the future. We cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again in Asia or in other markets in which we may invest, or that such events will not have an adverse effect on our business or the price of our common stock and ADSs.

Risks relating to our common stock and ADSs

Ownership of our common stock is restricted under Korean law.

Under Korean law, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the outstanding shares of voting stock of a nationwide bank such as us, with the exception of certain stockholders that are non-financial group companies, whose applicable limit is 4.0%. The Korean government, the Korea Deposit Insurance Corporation and bank holding companies are exempt from this limit, and investors may also exceed the 10.0% limit upon filing a report with, or approval by, the Financial Supervisory Commission. See “Item 4B. Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions and Bank Ownership.” To the extent that the total number of shares of our common stock (including those represented by ADSs) that a holder and its affiliates own together exceeds that limit, that holder will not be entitled to exercise the voting rights for the excess shares, and the Financial Supervisory Commission may order that holder to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to (Won)50 million and/or up to 0.03% of the book value of such shares per day until the date of disposal.

A holder of our ADSs may not be able to exercise dissent and appraisal rights unless it has withdrawn the underlying shares of our common stock and become our direct stockholder.

In some limited circumstances, including the transfer of the whole or any significant part of our business and the merger or consolidation of us with another company, dissenting stockholders have the right to require us to purchase their shares under Korean law. However, holders of our ADSs will not be able to exercise such dissent and appraisal rights if the depositary refuses to do so on their behalf. Our deposit agreement does not require the depositary to take any action in respect of exercising dissent and appraisal rights. In such a situation, holders of our ADSs must withdraw the underlying common stock from the ADS facility (and incur charges relating to that withdrawal) and become our direct stockholder prior to the record date of the stockholders’ meeting at which the relevant transaction is to be approved, in order to exercise dissent and appraisal rights.

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

The Korean Commercial Code of 1962, as amended, and our articles of incorporation require us, with some exceptions, to offer stockholders the right to subscribe for new shares of our common stock in proportion to their existing shareholding ratio whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the depositary, after consultation with us, may make the rights available to holders of our ADSs or use reasonable efforts to dispose of the rights on behalf of such holders and make the net proceeds available to such holders. The depositary, however, is not required to make available to holders any rights to purchase any additional shares of our common stock unless it deems that doing so is lawful and feasible and:

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

Dividend payments and the amount a holder of our ADSs may realize upon a sale of its ADSs will be affected by fluctuations in the exchange rate between the U.S. dollar and the Won.

Our common stock is listed on the Korea Stock Exchange and quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the ADSs will be paid to the depositary in Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts a holder of our ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that it would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

The market value of an investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

Our common stock is listed on the Korea Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Korea Stock Exchange. The Korea Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the Korea Stock Exchange has prescribed a fixed range in which share prices are permitted to move on a daily basis. In the past decade, the Korea Composite Stock Price Index, known as the “KOSPI,” reached a peak of 1138.75 in 1994 and subsequently fell to a low of 280.00 in 1998. On April 17, 2000, the KOSPI experienced a 93.17 point drop, which represented the single largest decrease in the history of the KOSPI. On June 24, 2004, the KOSPI closed at 763.13. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

The Korean government has the potential ability to exert substantial influence over many aspects of the private sector business community, and in the past has exerted that influence from time to time. For example, the Korean government has promoted mergers to reduce what it considers excess capacity in a particular industry and has also encouraged private companies to publicly offer their securities. Similar actions in the future could have the effect of depressing or boosting the Korean securities market, whether or not intended to do so. Accordingly, actions by the government, or the perception that such actions are taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Korean companies in the future, which may affect the market price and liquidity of our common stock and ADSs.

If the Korean government deems that emergency circumstances are likely to occur, it may restrict holders of our ADSs and the depositary from converting and remitting dividends and other amounts in U.S. dollars.

If the Korean government deems that certain emergency circumstances, including, but not limited to, severe and sudden changes in domestic or overseas economic circumstances, extreme difficulty in stabilizing the balance of payments or implementing currency, exchange rate and other macroeconomic policies, have occurred or are likely to occur, it may impose certain restrictions provided for under the Foreign Exchange Transaction Law, including the suspension of payments or requiring prior approval from governmental authorities for any transaction. See “Item 9C. Markets.”

Other Risks

A holder of our ADSs may not be able to enforce a judgment of a foreign court against us.

We are a corporation with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this document reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this document and substantially all of our assets are located in Korea. As a result, it may not be possible for holders of our ADSs to effect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

Item 4. INFORMATION ON THE COMPANY

Item 4A. History and Development of the Company

History of the former Kookmin Bank

The former Kookmin Bank was established by the Korean government in 1963 under its original name of Citizens National Bank under the Citizens National Bank Act of Korea with majority government ownership. Under this Act, we were limited to providing banking services to the general public and to small-and medium-sized enterprises. (See “Item 4B. Business Overview—Corporate Banking—Small- and Medium-Sized Enterprise Banking” for an exact definition of small-and medium-sized enterprises.) In September 1994, we completed our initial public offering in Korea and listed our shares on the Korea Stock Exchange. As of December 31, 2002, the government’s shareholding in us had decreased to 9.33% of our outstanding common shares.

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

In June 1999, Goldman Sachs Capital Koryo, L.P., a fund managed by The Goldman Sachs Group, Inc., acquired (through its wholly owned subsidiaries Goldman Sachs Capital Chosun, Ltd. and Goldman Sachs Capital Shilla, Ltd.) an interest in the former Kookmin Bank in return for an investment of US$500 million in new common shares and convertible bonds, consisting of (Won)360 billion of new common shares (17,768,870 common shares at (Won)20,260 per share, as adjusted for the merger ratio of 1.688346:1) and US$200 million principal amount of subordinated convertible bonds with an original conversion price of (Won)14,200 per common share. As a result of subsequent sales of our common stock (including common stock obtained upon conversion of the convertible bonds) by Goldman Sachs Capital Koryo in June 2002 and November 2003, Goldman Sachs Koryo beneficially owned 1.14% of our outstanding common stock as of December 31, 2003. See “Item 7B. Related Party Transactions.”

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

In July 1999, H&CB entered into an investment agreement with certain affiliates of the ING Groep N.V., a leading global financial services group. Through ING Insurance International B.V. and ING International Financial Holdings, ING Groep N.V. invested (Won)332 billion to acquire 9,914,777 new common shares of H&CB representing 9.99999% of H&CB’s outstanding common shares. As of December 31, 2003, ING Groep N.V. beneficially owned 3.78% of our outstanding common stock.

In December 2002, we formally extended our strategic alliance agreement with ING Bank N.V., replacing its prior investment agreement with H&CB. In August, 2003, our board approved and ratified an amended and restated strategic alliance agreement with ING Groep N.V. As a result:

•	the exclusive alliance with respect to our bancassurance business was revised to a non-exclusive, commercial relationship-based alliance;

•	ING Groep N.V. is required to maintain its current 3.78% beneficial ownership of shares of our common stock; and

•	each party agreed to maintain its level of investment in ING Life Insurance Company, Korea Ltd. (which is currently 20% owned by us and 80% owned by ING Insurance International B.V.) and KB Asset Management Co., Ltd. (which is currently 80% owned by us and 20% by ING Insurance International B.V.) until August 29, 2006.

For more details regarding our relationship with ING Groep N.V., see “Item 4B. Business Overview—Other Businesses—Bancassurance,” “Item 7B. Related Party Transactions” and “Item 10C. Material Contracts.”

The Merger of the former Kookmin Bank and H&CB

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

A key goal of the merger between the former Kookmin Bank and H&CB was to combine the strengths of each bank to create a premier world-class financial institution. In furtherance of this goal, we have integrated the operations of the two predecessor banks in order to build a solid base for future growth

The Merger with Kookmin Credit Card

On May 30, 2003, we entered into a merger agreement with Kookmin Credit Card, previously a 75% owned and consolidated subsidiary. On July 23, 2003, our board approved the merger with Kookmin Credit Card and, on September 5, 2003, the merger was approved by the shareholders of Kookmin Credit Card. On September 30, 2003, we merged with Kookmin Credit Card.

The merger was effected by the issuance of 8,120,431 shares of our common stock, and the former minority shareholders of Kookmin Credit Card received .442983 shares of our common stock for every one share of

Kookmin Credit Card common stock that they owned and cash instead of fractional shares that they would have otherwise been entitled to receive in the merger. Immediately following the merger, former shareholders of Kookmin Credit Card common stock, other than us, owned approximately 2.4% of our outstanding common stock. The acquisition of minority interest was accounted for under the purchase method of accounting, and we stepped up the assets and liabilities acquired to their fair values at the date of acquisition. The excess of fair value of purchase consideration over the fair value of net assets acquired was recognized as goodwill.

The goals of this merger were to:

•	alleviate the difficulties that Kookmin Credit Card was experiencing with respect to its liquidity and capital adequacy;

•	maximize management efficiency and further enhance our credit card business;

•	assist us in developing a leading credit card business in Korea;

•	enable us to effectively cross-sell our financial products by integrating our database; and

•	develop and launch products and services that integrated our credit card and banking businesses.

Through establishing a unified credit card business, we believe that we can further enhance this business by strengthening our risk management and maximizing our operational efficiency. We believe this merger will enable us to strengthen our competitiveness in the credit card business by enabling us to flexibly respond to the dynamics of the changing market environment, efficiently allocate our resources and reduce costs.

Item 4B. Business Overview

Business

We are the largest commercial bank in Korea. As of December 31, 2003, we had total assets of (Won)183,979 billion and total deposits of (Won)131,604 billion. On the asset side, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. On the deposit side, we provide a full range of deposit products and related services to both individuals and enterprises of all sizes.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined network of 1,136 branches as of December 31, 2003, the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2003, we had a customer base of over 24 million retail customers, which represented approximately one-half of the Korean population. Of the population in Korea between the ages of 20 and 40, approximately two-thirds have accounts with us. As of December 31, 2003, we also had over 154,000 small- and medium-sized enterprise customers.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2003 retail loans, credit card loans and credit card receivables accounted for 66.2% of our total loan portfolio.

	As of December 31,
	2001			2002			2003
	(in billions of Won, except percentages)
Retail
Mortgage and home equity (1)	(Won)	37,194	30.8%	(Won)	46,195	31.7%	(Won)	52,477	36.0%
Other consumer (2)		23,312	19.3		28,066	19.2		28,727	19.7

Total retail		60,506	50.1		74,261	50.9		81,204	55.7
Credit card		16,751	13.9		22,643	15.5		15,322	10.5
Corporate		42,491	35.1		47,502	32.6		47,899	32.8
Capital markets activities and international banking		1,146	0.9		1,426	1.0		1,433	1.0

Total loans	(Won)	120,894	100.0%	(Won)	145,832	100.0%	(Won)	145,858	100.0%

(1)	Includes (Won)1,619 billion, (Won)1,160 billion and (Won)1,162 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2001, 2002 and 2003, respectively.
(2)	Includes (Won)5,612 billion, (Won)9,211 billion and (Won)10,038 billion of overdraft loans as of December 31, 2001, 2002 and 2003, respectively.

We provide a full range of personal lending products and retail banking services to individual customers, including mortgage loans. We are the largest private sector mortgage lender in Korea and our mortgage loan portfolio in terms of aggregate loan value accounted for a 75.8% share of the domestic commercial banking market as of December 31, 2003. We are also a manager of the National Housing Fund, a government fund that provides housing loans to low income households and loans to construction companies to build small-sized housing for low income households.

Lending to small- and medium-sized enterprises is the single largest component of our non-retail credit portfolio and represents a widely diversified exposure to a broad spectrum of the Korean corporate community, both by type of lending and type of customer, with one of the newest categories being collateralized loans to SOHO customers that are among the smallest of the small- and medium-sized enterprises.

The volume of our loans to small- and medium-sized enterprises requires a customer-oriented approach that is facilitated by our large and geographically diverse branch network. Our lending to this segment increased substantially during 2003.

In keeping with industry trends, our credit exposure to large corporate customers is declining as a percentage of our total loan portfolio although we continue to maintain and to seek quality relationships and to expand them by providing these customers with an increasing range of fee-related services.

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly, particularly in 2001 and 2002 as the nationwide trend towards credit card use accelerated. As of December 31, 2003, we had more than 11.1 million holders of Kookmin Card, and there were more than 3.9 million holders of our BC Card. Some of our cardholders hold both our BC Card and our Kookmin Card. Our credit card balances (including card loans) have increased from (Won)8,321 billion as of December 31, 2000 to (Won)15,322 billion as of December 31, 2003, as a result of both the merger with H&CB and significant organic growth. The rate of increase in balances relating to our credit card business declined significantly during 2003 and our loan loss provisioning increased substantially as a result of increases in delinquency rates, which have continued during the first quarter of 2004. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio” and “Item 4A. History and Development of the Company—The Merger with Kookmin Credit Card.”

Our legal and commercial name is Kookmin Bank. Our registered office and principal executive offices are located at 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul, Korea 100-703. Our telephone number is 822-2073-8341. Our agent in the United States, Kookmin Bank, New York Branch, is located at 565 Fifth Avenue, 24th Floor, New York, NY 10017. Its telephone number is (212) 697-6100.

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

The key elements of our strategy are as follows:

Enhance our leading market position and leverage our core businesses

Our main goal is to enhance our leading market position in our core businesses—retail banking (which includes mortgage financing), credit cards and small- and medium-sized enterprise banking. We believe our leading market position allows us to better compete for our core customers and also provides significant new cross-selling opportunities. We intend to accomplish our objective through the following initiatives:

•	Leveraging existing retail customer relationships. We will focus on fulfilling a greater share of our retail customers’ banking needs. Our goal is to ensure that as many of our retail customers as possible borrow from us (for example, to finance housing, to purchase a car or for other household expenses), use our credit cards, deposit their money with us and use our investment and wealth management services. Examples of our initiatives include developing cooperative arrangements with large construction companies for the provision of mortgage financing, developing new credit card-linked products and enhancing affiliations between our credit card operations and other service providers.

•	Enhancing customer satisfaction with improved service quality and broader product offerings. We believe we can improve customer retention and usage rates by increasing the range of products and services we offer and by developing a differentiated, multi-channel distribution network, including branches, ATMs, call centers, mobile-banking and Internet banking. We believe that our leading market position gives us a competitive advantage in developing and enhancing our distribution capabilities. In addition, our large customer base allows us to target particular products to our different customer segments.

•	Attracting new retail customers with tailored products and our broad product range. Our leading market position also provides opportunities to attract new customers. For example, we are currently focusing on providing fee-based products, customized mortgage products and electronic banking promotions, and further enhancing our private banking services for high net worth individuals. We have also opened new branches specializing in banking services to high net worth individuals.

•	Leveraging small- and medium-sized enterprise customer relationships. We had a network of over 154,000 small- and medium-sized enterprise customers as of December 31, 2003. We intend to leverage these relationships by expanding the range of lending, deposit and money management products we offer to the customers. This will allow us to effectively increase the types and amounts of products and services we offer to small- and medium-sized enterprises as they expand their businesses.

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

•	positioned ourselves based on our accumulated expertise. Based on our experience, we believe we have a better understanding of the credit risks embedded in this market, and we also have an on-line database that allows us to analyze information regarding potential customers. Our relationship management teams regularly visit the corporate customers in their region;

•	analyzed approximately 50,000 small- and medium-sized enterprises in Korea on the basis of their financial condition and other circumstances using our credit rating system and identified approximately 11,000 small- and medium-sized enterprises as priority target customers. Our marketing efforts are directed toward establishing a relationship with these potential small-and medium-sized enterprise customers;

•	been operating a relationship management system to provide targeted customer service to small- and medium-sized enterprises. As of December 31, 2003, we had 120 corporate banking branches and 18 relationship management teams located at various other retail branches. The corporate banking branches and relationship management teams market our products and review and approve smaller loans that pose less credit risks; and

•	been focusing on cross-selling our loan products with other products. For example, when we lend to construction companies building apartment houses, we also market our subscription account products to the future owners of the apartments. Similarly, when we provide loans to companies, we also explore opportunities to cross-sell retail loans or deposit products to the employees of those companies.

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

Strengthen and enhance our deposit gathering capability by offering a broad range of deposit products and related services

As of December 31, 2003, we had the largest number of retail customers and retail deposits among Korean commercial banks. We believe that this is due to our extensive nationwide network of branches, which is the largest among Korean commercial banks, and the merger with H&CB, together with our long history of development and our resulting know-how and expertise. We plan to strengthen and enhance our deposit gathering capability by:

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

Strengthen internal risk management capabilities

One of our highest priorities is to improve our asset quality and more effectively price our lending products to take into account inherent credit risk in our portfolio. Our goal is to retain the strength of our credit portfolio, profitability and capital base. To this end, we intend to continue to strengthen our internal risk management capabilities by tightening our underwriting and management policies and improving our internal compliance policies. To accomplish this objective, we have undertaken the following initiatives:

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

Branch Network

As of December 31, 2003, we had 1,136 branches and sub-branches in Korea, which were the largest number of branches among Korean commercial banks. In Korea, retail transactions are generally conducted in cash, although credit card use is increasing, and conventional checking accounts are not offered or used as widely as in other countries. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 42% of our branches and sub- branches are located in Seoul, and more than 24% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2003.

Area	Number of branches	Percentage
Seoul	476	42%
Six largest cities (other than Seoul)	273	24
Other	387	34

Total	1,136	100%

In addition, we have continued to implement the specialization of branch functions. As of December 31, 2003, we had established over 15 additional branches that exclusively handle corporate transactions, by converting certain existing branches, with a focus on converting overlapping branches resulting from the merger between the former Kookmin Bank and H&CB, and constructing certain new branches. Of our branch network, 120 branches handle corporate transactions exclusively and are dedicated to providing comprehensive services to our corporate customers.

In order to support our branch network, we have established an extensive network of automated banking machines, which are located in branches and in unmanned outlets known as “Autobanks.” These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2003, we had 8,037 ATMs, 1,253 cash dispensers and 645 passbook printers.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. We believe that use of our automated banking machines has increased in recent years. In 2003, automated banking machine transactions accounted for approximately 79.3% of our deposit and withdrawal transactions for amounts less than (Won)700,000.

The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs, including those that only dispense cash.

	For the year ended December 31,
	2001				2002		2003
	Kookmin Bank		H&CB (1)		Kookmin Bank		Kookmin Bank
Number of transactions (millions)		302		271		816		828
Fee revenue (in billions of Won)	(Won)	36	(Won)	23	(Won)	81	(Won)	89

(1)	The first 10 months of 2001 included in the figures for 2001 reflect historical information of H&CB prior to the merger.

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

	As of December 31,
	2001			2002			2003
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	(Won)	37,194	30.8%	(Won)	46,195	31.7%	(Won)	52,477	36.0%
Other consumer loans (1)		23,312	19.3		28,066	19.2		28,727	19.7

Total	(Won)	60,506	50.1%	(Won)	74,261	50.9%	(Won)	81,204	55.7%

(1)	Excludes credit card loans, but includes overdraft loans.

As of December 31, 2003, mortgage and home equity loans and other consumer loans accounted for 64.6% and 35.4%, respectively, of our retail loans. These retail loans consist of:

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

For secured loans, including mortgage and home equity loans, our policy is to lend up to 100% of the adjusted collateral value (except in areas of high speculation designated by the government where we are required to limit our lending to 40% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the adjusted collateral value for real estate, we use the appraisal value of the collateral multiplied by a factor, generally between 40% to 60%. This factor varies depending upon the location and use of the real estate and is established in part by taking into account court-supervised auction prices for nearby properties.

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

Due to a rapid increase in retail loans and increased credit risks relating thereto, as well as to stabilize the real estate market in Korea, the Financial Supervisory Commission and the Financial Supervisory Service have been adopting more stringent guidelines applicable to mortgage and home equity lending by Korean banks since 2002. See “Item 3D. Risk Factors—Risks relating to government regulation and policy” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

Mortgage and Home Equity Lending

Our mortgage and home equity lending has substantially expanded in recent years. The following table provides certain information regarding our mortgage and home equity loans.

	As of December 31,
	2001 (1)		2002		2003
	Kookmin Bank		Kookmin Bank		Kookmin Bank
	(in billions of Won, except percentages)
Mortgage and home equity lending	(Won)	37,194	(Won)	46,195	(Won)	52,477
Mortgage and home equity lending as a percentage of total loans		30.8%		31.7%		36.0%

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001.

As of December 31, 2003, our market share of the outstanding Korean private mortgage market was 34.4% based on our internal statistics. We do not receive any fee income related to the origination of mortgage and home equity loans.

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

As of December 31, 2003, approximately 40.5% of our mortgage loans were secured by residential property which is the subject of the loan, 20.0% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 39.5% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2003, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 64.6%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.” As a result of government initiatives, we have also tightened our mortgage loan guidelines.

Pricing.    The interest rates on our retail mortgage loans are generally based on a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived using our Market Opportunity Rate system, which reflects our internal cost of funding, further adjusted to account for our expenses related to lending). Our interest rates also incorporate a margin based among other things on the type of security, priority with respect to the security, loan-to-value and loan length. We can adjust the price to reflect the borrower’s current and/or expected future contribution to us. The applicable interest rate is determined at the time of the loan. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 1% to 1.5% of the loan amount in addition to the accrued interest.

The interest rates on our home equity loans are determined on the same basis as our retail mortgage loans.

As of December 31, 2003, our current three-month, six-month and twelve-month base rates were approximately 5.94%,6.16% and 6.40%, respectively.

As of December 31, 2003, approximately (Won)51,197 billion, or 97.6%, of our outstanding mortgage and home equity loans were priced based on a floating rate and (Won)1,280 billion, or 2.4%, were priced based on a fixed rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2003, approximately (Won)15,391 billion, or 54% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and typically have a maturity between one and three years. The amount of overdraft loans have been increasing over the past several years and, as of December 31, 2003, was approximately (Won)10,038 billion.

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

As of December 31, 2003, approximately 93.0% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-Taking Activities

Due to our extensive nationwide network of branches and the merger, together with our long history of development and our resulting know-how and expertise, as of December 31, 2003, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was (Won)83,129 billion, (Won)92,126 billion and (Won)99,172 billion as of December 31, 2001, 2002 and 2003, respectively, which constituted 72.3%, 75.3% and 75.4%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time or savings deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted approximately 3.2% of our total deposits as of December 31, 2003 and paid average interest of 0.3% for 2003.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the Korea Composite Stock Prices

Index (known as “KOSPI”), or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically range from one month to five years, and the term for installment savings deposits range from six months to ten years. Retail and corporate time deposits constituted approximately 52.2% of our total deposits as of December 31, 2003 and paid average interest of 4.4% for 2003. Most installment savings deposits offer fixed interest rates.

•	Savings deposits, which allow depositors to deposit and withdraw money at any time and accrue interest at an adjustable interest rate, which is currently below 0.5%. Retail and corporate savings deposits constituted approximately 30.2% of our total deposits as of December 31, 2003 and paid average interest of 0.9% for 2003.

•	Certificates of deposit, the maturities of which range from 30 days to 365 days with a required minimum deposit of (Won)5 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificate of deposit.

•	Foreign currency deposits, which accrue interest at an adjustable rate and are available to Korean residents, non-residents and overseas immigrants. We offer foreign currency demand and time deposits and checking and passbook accounts in nine currencies.

We offer varying interest rates on our deposit products depending upon average funding costs, the rate of return on our interest earning assets and the interest rates offered by other commercial banks.

We also offer deposits that provide the holder with preferential rights to housing subscriptions and eligibility for mortgage loans. These products include:

•	Housing subscription time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Law. This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from (Won)2 million to (Won)15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

•	Housing subscription installment savings deposits, which are monthly installment savings programs providing the holder with a preferential subscription right for new private apartment units under the Housing Law. Account holders are also eligible for our mortgage loans. These deposits require monthly installments of (Won)50,000 to (Won)500,000, have maturities of between two and five years and accrue interest at fixed or variable rates depending on the term. These deposit products target low- and middle-income households.

We have a “priority customer” program that categorizes our customers by their average deposit balance for the most recent three-month period, their contribution to our revenue, and the amount of their transactions with us. A customer may receive preferential treatment in various areas, including interest rates and transaction fees, depending upon how the customer is classified. As of December 31, 2003, we had over 3.7 million priority customers, representing about 15% of our total retail customer base of over 24 million retail customers. In 2003, on an average balance basis, our priority customers held approximately 83% of our total retail customer deposits, and revenues from our priority customers accounted for approximately 54% of our revenues derived from our retail customers.

In the second quarter of 2002, after significant research and planning, we launched private banking operations at our headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2003, we had established eight centers and plan to gradually increase the number of private banking centers in our branch network. We believe that by offering high quality personal wealth management services to these customers we can increase our share of the priority customer market, which will increase our profitability and our position in the retail banking market.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 5%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.” Ongoing regulatory reforms have removed all controls on lending rates and deposit rates (except for the prohibition on interest payments on current account deposits).

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a premium rate of 0.1% of our average deposits and we paid (Won)115 billion for 2003.

Credit Cards

Credit cards are another of our core retail products. As a result of the merger with H&CB and our subsequent merger with our subsidiary, Kookmin Credit Card, we currently issue two brands of credit cards and operate both cards directly:

•	Kookmin Card; and

•	BC Card.

The following table sets forth certain data relating to our credit card operations and those of H&CB as of the dates or for the period indicated. All financial figures appearing below have been prepared in accordance with Korean GAAP, which differs significantly from U.S. GAAP. See “Item 5B. Liquidity and Capital Resources—Reconciliation with Korean GAAP.”

	As of and for the year ended December 31,
	2001				2002				2003
	(in billions of Won, except number of holders and accounts and percentages)

	Kookmin Card		BC Card (1)		Kookmin Card		BC Card		Kookmin Card		BC Card
Number of credit card holders (at year end) (thousands)
General accounts		10,491		4,018		12,614		4,748		10,991		3,899
Corporate accounts		96		24		154		58		148		53

Total		10,587		4,042		12,768		4,806		11,139		3,952

Number of merchants (at year end) (thousands)		1,675		263		1,569		312		1,528		310
Active ratio (at year end) (2)		71%		65%		72%		61%		53.6%		50.1%
Credit card fees
Merchant fees (3)	(Won)	546	(Won)	187	(Won)	745	(Won)	236	(Won)	690	(Won)	203
Installment and cash advance fees		926		500		1,106		555		543		508
Annual membership fees		40		10		39		12		38		14
Other fees		84		123		158		237		669		223

Total	(Won)	1,596	(Won)	820	(Won)	2,048	(Won)	1,040	(Won)	1,940	(Won)	948

Charge volume (4)
General purchase	(Won)	14,851	(Won)	3,528	(Won)	18,708	(Won)	4,329	(Won)	21,481	(Won)	4,664
Installment purchase		6,188		3,025		11,026		4,362		7,574		3,223
Cash advance		44,343		15,720		57,166		18,198		41,155		13,204
Card loan (5)		2,774		6,221		5,108		8,784		956		5,409

Total	(Won)	68,156	(Won)	28,494	(Won)	92,008	(Won)	35,673	(Won)	71,166	(Won)	26,500

Outstanding balance (at year end) (6)						,
General purchase	(Won)	1,394	(Won)	453	(Won)	1,199	(Won)	591	(Won)	1,117	(Won)	491
Installment purchase		2,471		1,325		2,932		1,747		1,459		959
Cash advance		3,293		1,972		2,370		2,184		1,638		1,428
Card loan (5)		2,247		934		2,739		1,227		2,178		979

Total (7)	(Won)	9,405	(Won)	4,684	(Won)	9,240	(Won)	5,749	(Won)	6,392	(Won)	3,857

Average outstanding balances (6)
General purchase	(Won)	1,267	(Won)	420	(Won)	1,567	(Won)	582	(Won)	1,212	(Won)	625
Installment purchase		2,122		894		3,381		1,599		2,110		1,358
Cash advance		3,039		1,913		3,910		2,389		1,669		1,949
Card loan (5)		1,207		689		2,749		1,150		2,929		1,174
Delinquency ratios (at year end) (8)
Less than 1 month		1.81%		2.53%		3.08%		2.91%		2.23%		2.70%
From 1 month to 3 months		1.04		2.14		2.85		5.01		4.82		5.04
From 3 months to 6 months		0.94		1.75		2.19		2.85		6.48		2.27
Over 6 months		0.33		1.63		0.01		0.56		0.02		0.05

Total		4.12%		8.05%		8.13%		11.33%		13.55%		10.06%

Non-performing loan ratio
Reported		2.74%		3.80%		4.70%		5.08%		15.86%		9.58%
Managed		2.18%		3.80%		3.88%		5.08%		11.24%		9.58%
Write-offs (gross)	(Won)	426	(Won)	147	(Won)	1,017	(Won)	671	(Won)	3,453	(Won)	1,742
Recoveries (9)		83		22		112		45		72		79

Net write-offs	(Won)	343	(Won)	125	(Won)	905	(Won)	626	(Won)	3,381	(Won)	1,663

Gross write-off ratio (10)		5.58%		3.75%		8.76%		11.73%		43.60%		34.12%
Net write-off ratio (11)		4.49%		3.19%		7.80%		10.94%		42.69%		32.57%
Asset sales	(Won)	695		—	(Won)	248		—		—		—
Asset securitization (12)		2,757		—		7,463		—	(Won)	5,075		—

(1)	BC Card-related amounts for the first ten months of 2001 included in the figures for 2001 reflect historical information of H&CB prior to the merger.
(2)	For 2001 and 2002, the active ratio represents the ratio of the number of cards used at least once within the last 12 months to the total number of cards issued as of year end. In 2003, the active ratio for Kookmin Card represents the ratio of accounts used at least once within the last six months to total accounts as of year end, while the active ratio for BC Card represents the ratio of cards outstanding at year end that have been issued for at least six months and that have been used at least once within the last six months of the year.
(3)	Merchant fees consist of merchant membership and maintenance fees, costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, bad debt expenses, general variable expenses and other fixed costs that are charged to our member merchants. We charge our member merchants fees that range from 1.0% to 4.5%.
(4)	Represents the aggregate cumulative amount charged during the year.
(5)	Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.
(6)	Excludes credit card balances transferred to special purpose entities in connection with asset securitization transactions, which transfers are recognized as sales under Korean GAAP but not under U.S. GAAP.
(7)	Total outstanding balances pursuant to U.S. GAAP for Kookmin Card and BC Card, respectively, were (Won)12,131 billion and (Won)4,620 billion as of December 31, 2001, (Won)16,948 billion and (Won)5,695 billion as of December 31, 2002 and (Won)11,467 billion and (Won)3,855 billion as of December 31, 2003.
(8)	Represents the ratio of delinquencies to outstanding balance. In line with industry practice, we have restructured a large portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans and have also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. As of December 31, 2003, these restructured loans and substituted cash advances amounted to (Won)1,839 billion. Because these restructured loans and cash advances are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.
(9)	Does not include proceeds that we received from sales of our non-performing loans that were written off. In 2003, such proceeds amounted to (Won)201 billion. In 2001 and 2002, we had no such proceeds.
(10)	Represents the ratio of gross write-offs for the year to average outstanding balance for the year. Under Korean GAAP, our charge-off policy is generally to write off balances which are 180 days past due, except for those balance with a reasonable probability of recovery. In 2003, our write-off ratio under Korean GAAP increased considerably due to significant repurchases and subsequent write-offs of credit card receivables underlying asset-backed securities that were issued in late 2002.
(11)	Represents the ratio of net write-offs for the year to average outstanding balances for the year. Under Korean GAAP, our charge-off policy is generally to write off balances which are 180 days past due, except for those balance with a reasonable probability of recovery. In 2003, our write-off ratio under Korean GAAP increased considerably due to significant repurchases and subsequent write-offs of credit card receivables underlying asset-backed securities that were issued in late 2002.
(12)	Comprises credit card balances that were transferred in asset securitization transactions. Under U.S. GAAP, these transfers are not recognized as sales and are recorded as secured borrowings.

The use of credit cards in Korea has increased dramatically in recent years as the Korean economy and consumer spending recovered from the recent financial and economic difficulties and, as a result of government initiatives promoting the use of credit cards in Korea. For example, the government requires commercial merchants to accept credit cards as a means of preventing tax evasion by ensuring proper disclosure of transactions and provides tax benefits to businesses that accept credit cards. For consumers, there is also a tax deduction for certain amounts spent using credit cards. However, there has been significant concern in Korea regarding the high levels of credit card usage (including cash advances) and the deteriorating asset quality of credit card portfolios of Korean financial institutions. As a result, BC Card has stopped offering new card loan services to new and existing cardholders. Commencing in July 2002, the Financial Supervisory Commission increased regulation of the credit card industry. See “Item 3D. Risk Factors—Risks relating to government regulation and policy” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

In contrast to the system in the United States and many other countries, where most credit cards are revolving cards that allow outstanding amounts to be rolled over from month to month so long as a required minimum percentage is repaid, credit card holders in Korea are generally required to pay for their purchases within approximately 20 to 60 days of purchase depending on their payment cycle. However, we have also recently begun to offer revolving cards to individuals that allow outstanding amounts to be rolled over to subsequent payment periods. Delinquent accounts (defined as amounts overdue for one day or more) are charged penalty interest and closely monitored. For installment purchases, we charge interest on unpaid installments at rates that vary according to the terms of repayments. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio.”

We believe that by establishing a unified credit card business through our merger with Kookmin Credit Card, we can further enhance this business by strengthening our risk management and maximizing our operational efficiency. In addition, we believe that our extensive branch network, name recognition and overall size will enable us to cross-sell products such as credit cards to our existing and new customers. We also believe that the different merchant networks of Kookmin Card and BC Card will provide us with further opportunities to cross-sell credit cards and other credit card-related products.

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

Kookmin Credit Card

In 1980, the former Kookmin Bank became one of the first financial institutions to issue credit cards and provide credit card services in Korea. In order to manage the credit card business more efficiently, we separated the credit card business from our banking activities and established a subsidiary called Kookmin Credit Card in 1987, which was subsequently registered with KOSDAQ on July 4, 2000. On May 30, 2003, we entered into a merger agreement with Kookmin Credit Card and, on September 30, 2003, we merged with Kookmin Credit Card. Kookmin Credit Card’s business operations were combined with our BC Card operations. The combined credit card business group has operational autonomy with respect the credit card business and was organized based on the operational platform of Kookmin Credit Card. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio—Our merger with our credit card subsidiary has resulted in labor unrest and may also result in customer loss” and “Item 4A. History and Development of the Company—The Merger with Kookmin Credit Card.”

As of December 31, 2003, we had issued more than 11.1 million Kookmin Cards, representing 13.1% of the total credit cards issued in Korea based on its internal statistics. Of the credit cards outstanding, approximately 53.6% were active, meaning that they had been used at least once during the previous six months. As of December 31, 2003, the Korean market share for Kookmin Cards with respect to outstanding credit card balances was 15.1% according to the Korea Non-Bank Financing Association. Our revenues consist principally of cash advance fees, merchant fees, interest income from credit card loans, cardholders’ purchase fees, including interest on late and deferred payments, and annual fees paid by cardholders.

Holders of Kookmin Card are required to pay for their purchases within 29 to 47 days after the date of purchase, depending on their payment cycle. Except in the case of installment purchases, accounts, which remain unpaid after this period, are deemed to be delinquent.

We generate other fees through a processing charge on merchants, with the average charge equaling approximately 2.44%.

Under non-exclusive license agreements with MasterCard International Incorporated and Visa International Service Association, we also issue MasterCard and Visa credit cards.

We launched our debit card business in February 1996 in response to changing customer needs. We charge merchants an average commission of 1.5% of the amounts purchased using a debit card.

BC Card

BC Card Co., Ltd. was established in 1982 by five nationwide banks and is currently owned by 11 member banks. BC Card issues credit cards under the names of its member banks, substantially all of which are licensed to use MasterCard, Visa or the Japanese Credit Bureau (JCB). We use these brands through a fee-based system and, as a result, our customers are able to use their cards outside of Korea. BC Card provides a number of services for our card operations including issuing cards, providing billing services and managing arrears and delinquencies. We plan to continue to participate in the BC Card consortium in order to take advantage of its brand name and infrastructure, continue to receive information about our customers, capitalize on cross-selling opportunities and reduce our risks in the credit card business. As of December 31, 2003, we owned 4.95% of BC Card.

As of December 31, 2003, BC Card, on our behalf, had issued 4.7% of the total credit cards issued in Korea based on its internal statistics. As of December 31, 2003, BC Card, on our behalf, had more than 3.9 million cardholders. Of the credit cards outstanding as of December 31, 2003, approximately 50.1% were active, meaning that the cards had been used within the last six months. In determining this activity rate, we do not consider cards that have been issued for less than six months as active. As of December 31, 2003, the Korean market share for BC Card issued on our behalf with respect to credit card transaction volumes was 5.1%. BC Card’s revenues consist principally of cash advance fees, merchant fees, interest income from credit card loans, cardholders’ purchase fees, including interest on late and deferred payments, and annual fees paid by cardholders.

BC Card holders are required to pay the entire amount of their purchases within 18 to 52 days after the date of purchase depending on their payment cycle. Except in the case of installment purchases and revolving payments, accounts that remain unpaid after this period are deemed to be delinquent. This reflects standards generally present in the Korean credit card industry. See “—Kookmin Credit Card” above.

BC Card generates other fees through a processing charge on the merchants, with the average charge equaling approximately 2.47%.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2001, 2002 and 2003, we had 168,163, 152,517 and 154,632 small- and medium-sized enterprise borrowers and 1,129, 878 and 620 large corporate borrowers, respectively. For 2001, 2002 and 2003, we received fee revenue from “firm banking” services offered to corporate customers, which include inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of (Won)34.2 billion, (Won)56.3 billion and (Won)62.8 billion, respectively. Of our branch network as of December 31, 2003, we had 120 branches dedicated exclusively to corporate banking.

The following table sets forth the balances and the percentage of our total lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers under Korean GAAP.

	As of December 31,
	2001			2002			2003
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	(Won)	30,498	25.2%	(Won)	38,871	26.7%	(Won)	41,540	28.5%
Large corporate loans		11,993	9.9		8,631	5.9		6,359	4.3

Total	(Won)	42,491	35.1%	(Won)	47,502	32.6%	(Won)	47,899	32.8%

On the deposit-taking side, we currently offer our corporate customers several types of corporate deposits. Our corporate deposit products can be divided into two general categories: demand deposits that have no restrictions on deposits or withdrawals, but which offer a relatively low interest rate; and deposits from which withdrawals are restricted for a period of time, but offer higher interest rates. We also offer installment savings deposits, certificates of deposit and repurchase instruments. We offer varying interest rates on deposit products depending upon the rate of return on our income-earning assets, average funding costs and interest rates offered by other nationwide commercial banks.

The total amount of deposits from our corporate customers amounted to (Won)30,663 billion as of December 31, 2003, or 23.3% of our total deposits.

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

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act and related regulations. The general criterion used to define small- and medium-sized enterprises is either the number of full-time employees (less than 300), paid-in capital (equal to or less than (Won)8 billion) or sales revenues (equal to or less than (Won)30 billion). Criteria differ from industry to industry. In all cases, however, the number of full-time employees may not equal or exceed 1,000.

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2003, working capital loans and facilities loans accounted for 85.4% and 14.6%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2003, we had the largest share among Korean banks in terms of the total amount of Won-denominated loans extended to small- and medium-sized enterprises, with over 154,000 customers and an estimated market share of 20.0%, based on our internal statistics.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or be unsecured. As of December 31, 2003, secured loans and guaranteed loans accounted for, in the aggregate, 80.2% of our small- and medium-sized enterprise loans. Among the secured loans, approximately 68.1% were secured by real estate and 31.9% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of 10 years.

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

The value of any collateral is defined using a formula that takes into account the appraised value of the property, any prior liens or other claims against the property and an adjustment factor based on a number of considerations including, with respect to property, the value of any nearby property sold in a court-supervised auction during the previous 3.5 years. We revalue any collateral on a periodic basis (generally every year) or if a trigger event occurs with respect to the loan in question.

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

One of our newest target lending markets with respect to small- and medium-sized enterprises are SOHO customers. SOHOs represent sole proprietorships, individual business interests and very small corporations. We generally diversify SOHOs into two groups. The first group are those who do not typically maintain financial statements. We generally lend to this group on a secured basis. For these SOHOs we apply a strict credit risk evaluation model, which uses not only quantitative analysis related to a customer’s accounts and due amounts but also requires our credit officers to perform a qualitative analysis of each potential SOHO customer. The second group are those who maintain a double-entry book keeping system. We usually lend to this group on an unsecured basis. We are able to evaluate the risk of this segment through the corporate credit risk system, which takes into account both financial and non-financial criteria. We have concentrated our efforts on providing professional financial services to these customers.

Pricing

We establish the price for our corporate loan products (other than collective housing loans) based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system.

Our Market Opportunity Rate system is a periodic floating rate system which takes into account the current market interest rate and an activity-based cost, and a spread calculated to achieve a target “return on asset” ratio set for the year. As of December 31, 2003, the Market Opportunity Rate was 4.35% for three months, 4.57% for six months and 4.81% for one year, respectively.

While we generally utilize the Market Opportunity Rate system, depending on the price and other terms set by competing banks for similar borrowers, we may adjust the interest rate we charge to compete more effectively with other banks.

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

Lending Activities

As in the case of our small- and medium-sized enterprise banking business, our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2003, working capital loans and facilities loans accounted for 83.4% and 16.6% of our total large corporate loans. We also offer collective housing loans (as described above under “—Small- and Medium-Sized Enterprise Banking—Lending Activities”) to large corporate clients.

As of December 31, 2003, secured loans and guaranteed loans accounted for, in the aggregate, 37.7% of our large corporate loans. Among the secured loans, approximately 75.6% were secured by real estate and approximately 24.4% were secured by deposits or securities. Working capital loans generally have a maturity of one year but are extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of 10 years.

We evaluate creditworthiness and collateral for our large corporate loans in essentially the same way as we do for small- and medium-sized enterprise loans. See “—Small- and Medium-Sized Enterprise Banking—Lending Activities” above.

As of December 31, 2003, in terms of our outstanding loan balance, 33.6% of our large corporate loans was extended to borrowers in the manufacturing industry, 9.9% was extended to borrowers in the construction industry, and 16.1% was extended to borrowers in the financial and insurance industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-Sized Enterprise Banking—Pricing” above. As of December 31, 2003, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2001, 2002 and 2003, our investment portfolio, which consists primarily of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)32,738 billion, (Won)29,898 billion and (Won)25,167 billion and represented 17.8%, 16.2% and 13.7% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2001, 2002 and 2003, we held debt securities with a total book value of (Won)24,311 billion, (Won) 21,941 billion and (Won) 23,628 billion, respectively, of which:

•	held-to-maturity debt securities accounted for (Won)13,225 billion, (Won)11,134 billion and (Won)6,137 billion or 54.4%, 50.7% and 26.0%, respectively;

•	available-for-sale debt securities accounted for (Won)8,772 billion, (Won)9,030 billion and (Won)14,925 billion or 36.1%, 41.2% and 63.1%, respectively; and

•	trading debt securities accounted for (Won)2,314 billion, (Won)1,777 billion and (Won)2,565 billion or 9.5%, 8.1% and 10.9%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2001, 2002 and 2003 amounted to:

•	(Won)8,915 billion, (Won)8,735 billion and (Won)5,228 billion, or 67.4%, 78.5% and 85.2%, respectively, of our held-to-maturity debt securities;

•	(Won)3,675 billion, (Won)4,096 billion and (Won)4,996 billion, or 41.9%, 45.4% and 33.5%, respectively, of our available-for-sale debt securities;

•	(Won)1,229 billion, (Won)840 billion and (Won)1,419 billion, or 53.1%, 47.3% and 55.3%, respectively, of our trading debt securities.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the Korea Stock Exchange or KOSDAQ. As of December 31, 2001, 2002 and 2003:

•	equity securities in our available-for-sale portfolio had a book value of (Won)3,552 billion, (Won)3,452 billion and (Won)764 billion, or 28.8%, 27.7% and 4.9% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a book value of (Won)4,193 billion, (Won)3,898 billion and (Won)175 billion, or 64.4%, 68.7% and 6.4% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes foreign exchange spot contracts and derivative instruments. See “—Derivatives Trading.” Our investment portfolio also includes venture capital activities, non-marketable or restricted equity securities, investments under the equity method and investments held by our asset management subsidiary. As of December 31, 2001, 2002 and 2003, these investments had an aggregate book value of (Won)682 billion, (Won)607 billion and (Won)601 billion, respectively.

The book value of our trading and investment portfolio has increased, excluding the increase in assets attributable to the merger. This increase has been driven by our increased level of funding resulting from the increase in our deposit taking. Funds that are not used for lending activities have been used to purchase securities.

The following table shows, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity securities within our investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security.

	As of December 31, 2001
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	3,615	(Won)	78	(Won)	18	(Won)	3,675
Corporate (1)		2,582		69		31		2,620
Financial institutions (2)		2,150		44		4		2,190
Foreign governments		25		4		—		29
Asset-backed securities		258		2		2		258
Subtotal		8,630		197		55		8,772

Marketable equity securities		3,256		306		10		3,552

Total available-for-sale securities	(Won)	11,886	(Won)	503	(Won)	65	(Won)	12,324

Held-to-maturity securities:
Korean Treasury securities and government agencies	(Won)	8,915	(Won)	263	(Won)	16	(Won)	9,162
Corporate (3)		655		16		—		671
Financial institutions (4)		1,712		9		1		1,720
Foreign governments		53		1		2		52
Asset-backed securities		1,890		22		2		1,910

Total held-to-maturity securities	(Won)	13,225	(Won)	311	(Won)	21	(Won)	13,515

	As of December 31, 2002
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	4,022	(Won)	82	(Won)	8	(Won)	4,096
Corporate (1)		2,041		54		27		2,068
Financial institutions (2)		2,622		33		6		2,649
Foreign governments		17		3		—		20
Asset-backed securities		155		42		—		197
Subtotal		8,857		214		41		9,030

Marketable equity securities		3,360		97		5		3,452

Total available-for-sale securities	(Won)	12,217	(Won)	311	(Won)	46	(Won)	12,482

Held-to-maturity securities:
Korean Treasury securities and government agencies	(Won)	8,735	(Won)	294		—	(Won)	9,029
Corporate (3)		313		30	(Won)	2		341
Financial institutions (4)		933		9		—		942
Foreign governments		49		1		1		49
Asset-backed securities		1,104		15		—		1,119

Total held-to-maturity securities	(Won)	11,134	(Won)	349	(Won)	3	(Won)	11,480

	As of December 31, 2003
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	5,024	(Won)	11	(Won)	39	(Won)	4,996
Corporate (1)		1,845		95		10		1,930
Financial institutions (2)		7,900		21		21		7,900
Foreign governments		30		9		—		39
Asset-backed securities		59		1		—		60
Subtotal		14,858		137		70		14,925

Marketable equity securities		734		30		—		764

Total available-for-sale securities	(Won)	15,592	(Won)	167	(Won)	70	(Won)	15,689

Held-to-maturity securities:
Korean Treasury securities and government agencies	(Won)	5,228	(Won)	157	(Won)	8	(Won)	5,377
Corporate (3)		132		10		—		142
Financial institutions (4)		297		5		—		302
Foreign governments		—		—		—		—
Asset-backed securities		480		2		1		481

Total held-to-maturity securities	(Won)	6,137	(Won)	174	(Won)	9	(Won)	6,302

(1)	Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)241 billion as of December 31, 2001, (Won)183 billion as of December 31, 2002 and (Won)77 billion as of December 31, 2003.
(2)	Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of (Won)1,907 billion as of December 31, 2001, (Won)2,217 billion as of December 31, 2002 and (Won)7,390 billion as of December 31, 2003. These financial institutions are controlled by the Korean government.
(3)	Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)156 billion as of December 31, 2001, (Won)88 billion as of December 31, 2002 and (Won)36 billion as of December 31, 2003.
(4)	Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of (Won)1,402 billion as of December 31, 2001, (Won)876 billion as of December 31, 2002 and (Won)265 billion as of December 31, 2003. These financial institutions are controlled by the Korean government.

Derivatives Trading

Until the full-scale launch of our derivative operations in mid-1999, we had been engaged in limited volumes of derivatives trading, mostly on behalf of our customers. Since then, our trading volume significantly increased from (Won)30,997 billion in 2001, to (Won)60,848 billion in 2002 and to (Won)99,238 billion in 2003. Our net trading revenue from derivatives and foreign exchange spot contracts for the year ended December 31, 2001, 2002 and 2003 was (Won)88 billion, (Won)189 billion and (Won)127 billion, respectively.

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

The following shows the estimated fair value of our derivatives and foreign exchange spot contracts as of December 31, 2001, 2002 and 2003.

	As of December 31,
	2001				2002				2003
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	3	(Won)	4	(Won)	5	(Won)	4	(Won)	2	(Won)	2
Foreign exchange derivatives		254		202		512		353		411		315
Interest rate derivatives		83		81		150		247		149		245
Equity derivatives		27		—		26		21		214		201
Credit derivatives		—		—		—		—		—		—

Total	(Won)	367	(Won)	287	(Won)	693	(Won)	625	(Won)	776	(Won)	763

The following table shows the unrealized gains and losses of derivatives held or issued for hedging purposes that qualified for hedge accounting under U.S. GAAP, as of December 31, 2001, 2002 and 2003.

	As of December 31,
	2001		2002				2003
	Unrealized Gains	Unrealized Losses	Unrealized Gains		Unrealized Losses		Unrealized Gains		Unrealized Losses
	(in billions of Won)
Interest rate derivatives	—	—	(Won)	9	(Won)	9	(Won)	3	(Won)	3

Total	—	—	(Won)	9	(Won)	9	(Won)	3	(Won)	3

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. We have participated in a number of asset securitization transactions in Korea, through our capacities as arranger, trustee and liquidity provider. We have a significant share of the trustee market. We believe that our participation in the asset-backed securities market will provide us with an alternate source of fee income. In addition, we were involved in asset securitization transactions with an initial aggregate issue amount of (Won)10,886 billion in 2003, (Won)13,104 billion in 2002 and (Won)20,397 billion in 2001. We believe that most of these securities are sold to institutional investors buying through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Won or foreign currencies, in amounts exceeding (Won)100 million, with maturities of 30 days or less. Typically, call loans have maturities of one day. As of December 31, 2003, we had made call loans of (Won)2,459 billion and borrowed call money of (Won)225 billion, compared to (Won)229 billion and (Won)306 billion, respectively, as of December 31, 2002.

Investment Banking

We have focused on selectively expanding our investment banking activities in order to increase our fee income and diversify our revenue base. The main focus of our investment banking operations is project finance and financial advisory services. We provide project finance and financial advisory services in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and brokerage of merger and acquisition transactions. In 2003, we generated investment banking revenue of (Won)119 billion, consisting of (Won)92 billion of interest income and (Won)27 billion of fee income, from 24 financing arrangements and 27 advisory projects.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings.

	As of December 31,
	2001	2002	2003
	(in millions of US$)
Total foreign currency assets	$6,817	$6,035	$5,439
Foreign currency borrowings
Long-term borrowings	2,082	1,664	1,671
Short-term borrowings	1,506	1,316	1,324

Total borrowings	$3,588	$2,980	$2,995

The table below sets forth our overseas subsidiaries and branches currently in operation as of December 31, 2003.

Location
Subsidiaries
Kookmin Finance Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
Branches
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters. On a limited basis, they also engage in investment and trading of securities of foreign issuers.

In December 2003, we invested (Won)71 billion for a 25% interest in Sorak Financial Holdings, which was originally owned by Temasek Holdings, the Singapore government’s investment vehicle. We made this investment as part of a consortium with Temasek and other parties that was formed to bid for a majority interest in Bank Internasional Indonesia, an Indonesian commercial bank, being auctioned by the Indonesian Bank Restructuring Agency. With the capital contributions made by the consortium members, Sorak Financial Holdings acquired a 51% interest in Bank Internasional Indonesia. As a member of the consortium, we participate in the management of Bank Internasional Indonesia.

Trustee and Custodian Services Relating to Securities Investment Trusts and other Functions

We act as a trustee for 24 securities investment trust management companies, which are entities established to invest in securities using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian, settlement and clearing agent and fund administrator for 50 financial institutions with respect to various securities investments. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2003, our fee income from our trustee and custodian services was (Won)19 billion. Approximately 19% of the securities investment trusts for which we provide trustee services are currently managed by KB Asset Management, which is a subsidiary owned 80% by us and 20% by ING Insurance International N.V.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for money trusts, which are trusts the assets of which we generally have broad discretion in investing. We receive fees for our trust account management services consisting of (1) basic fees that are based upon a percentage of the net asset value of the assets under management and (2) performance fees that are based upon the performance of the trust account operation. In 2003, our basic fees ranged from 0.4% to 2.0% of total assets under management depending on the type of trust account product. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 22 types of money trusts. The money trusts we manage are generally trusts with a fixed life. Certain of our money trusts also make periodic distributions of dividend.

Under Korean law, the assets of our trust accounts are segregated from our banking account assets and are not available to satisfy the claims of any of our potential creditors. We are, however, permitted to deposit surplus funds generated by trust assets into our banking accounts.

As of December 31, 2003, the total balance of our money trusts (under Korean GAAP) was (Won)10,278 billion. Except for specified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers, typically corporations, which direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we historically have not consolidated money trust accounts in our financial statements or recognized the acquisition of such accounts in accordance with the purchase method of accounting due to the fact that these are not our assets but customer assets. As more fully discussed in Note 11 to our financial statements, however, it is reasonably possible that for future periods we will consolidate money trusts for which we guarantee the principal amount invested (as described below).

	As of December 31,
	2001		2002		2003(1)
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	3	(Won)	1	(Won)	0.4
Principal guaranteed trusts		5,394		3,696		3,261
Performance trusts		14,343		11,659		7,017

Total	(Won)	19,740	(Won)	15,356	(Won)	10,278

(1)	Amounts have been restated to reflect the consolidation of trust accounts of the former Kookmin Bank and H&CB according to guidelines by the Financial Supervisory Commission.

The balance of our money trusts decreased 47.9% between December 31, 2001 and December 31, 2003.

As of December 31, 2003, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2003, under Korean GAAP, our trust accounts had invested in securities in the aggregate amount of (Won)8,741 billion, of which (Won)8,282 billion was debt securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2003, under Korean GAAP, our trust accounts had made loans in the principal amount of (Won)490 billion (excluding loans from the trust accounts to our banking accounts of (Won)1,384 billion), which accounted for approximately 4.6% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2003, 98.2% of the amount of loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust companies. On a Korean GAAP basis, as of December 31, 2003, equity securities in our money trust accounts amounted to (Won)459 billion, which accounted for approximately 4.3% of our total money trust assets. Of this amount, (Won)327 billion was from specified money trusts and (Won)132 billion was from money trusts over which we have investment discretion.

For some of the money trusts we manage, we have guaranteed the principal amount of an investor’s investment as well as a fixed rate of interest. As a result of changes in the Financial Supervisory Commission regulations on January 1, 1999, we can no longer offer new money trusts where we guarantee both the principal amount and a fixed rate of interest. On a Korean GAAP basis, as of December 31, 2003, the balance of the money trusts for which we guaranteed both the principal and interest was (Won)0.4 billion, most of which had a maturity of one year or less.

We currently continue to offer pension-type money trusts that provide a guarantee of the principal amount of an investor’s investment. On a Korean GAAP basis, as of December 31, 2003, the balance of the money trusts for which we guaranteed only the principal was (Won)3,261 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. In 2001, we made payments from our banking accounts to cover shortfalls in our guaranteed return trusts of (Won)31 billion. In 2002 and 2003, we made no such payments. On a Korean GAAP basis, after these payments from our banking accounts to guaranteed trust accounts, we derived net trust fees with regard to trust account management services (including those fees related to property trust management services) of (Won)203 billion in 2001, (Won)319 billion in 2002 and (Won)232 billion in 2003.

The Indirect Investment Asset Management Business Act, which applies to unspecified money trust account products, took effect in January 2004. Under that law, a bank will not be permitted to offer unspecified money trust products after July 2004 (except under certain limited circumstances) and will be required to qualify as an asset management company by such date in order to manage any newly offered unspecified money trust products. See “Supervision and Regulation—Trust Business.” As a result, commencing in July 2004, we plan to concentrate on product marketing and plan to transfer product management to KB Asset Management (except with respect to products sold prior to July 2004, which we will continue to manage directly until they mature). We believe that we can leverage our extensive sales network in connection with KB Asset Management’s unspecified money trust operations.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include movable property such as artwork. Under these arrangements, we render escrow or custodial services for the property in question and collect fee income in return.

In 2003, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust account product. As of December 31, 2003, the aggregate balance of our property trusts decreased to (Won)21,454 billion, compared to (Won)26,853 billion in 2002.

The property trusts are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

We offer securities investment trust products to customers and manage the funds invested by them in investment trusts, through our subsidiary, KB Asset Management, which is 80% owned by us and 20% owned by ING Insurance International N.V. As of December 31, 2003, we had (Won)8,298 billion of investment trust assets under management. We currently intend to participate in the bidding for an interest in either Korea Investment & Securities or Daehan Investment & Securities, which were acquired and recapitalized by the Korea Deposit Insurance Corporation on behalf of the Korean government due to the financial difficulties they were experiencing and are in the process of being auctioned by the Korea Deposit Insurance Corporation. Several potential domestic and overseas purchasers, including us, have submitted preliminary bids for each company and are conducting a due diligence review of each company. The Korea Deposit Insurance Corporation has announced that it intends to select one or more preferred bidders for each company in July 2004 and to complete the sale of its interests in the two companies by the end of 2004. Korea Investment & Securities had operating revenues of (Won)479 billion and a net loss of (Won)188 billion for the year ended March 31, 2004, each under Korean GAAP. Korea Investment Trust Management, which is a wholly owned subsidiary of Korea Investment & Securities and is one of Korea’s largest investment trust companies, had (Won)17,624 billion of assets under management as of March 31, 2004 under Korean GAAP. Daehan Investment & Securities had operating revenues of (Won)665 billion and a net loss of (Won)121 billion for the year ended March 31, 2004, each under Korean GAAP. Daehan Investment Trust Management, which is a wholly owned subsidiary of Daehan Investment & Securities and is also one of Korea’s largest investment trust companies, had (Won)19,324 billion of assets under management as of March 31, 2004 under Korean GAAP. We believe that the acquisition of a controlling interest in either of these companies will allow us to develop our investment trust management business. However, there is no guarantee that we will ultimately decide to participate in the bidding, or be ultimately selected as the purchaser, for either of these companies.

Management of the National Housing Fund

We manage the operations of the National Housing Fund. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small-sized housing. The operations of the National Housing Fund include providing and managing National Housing Fund loans, issuing National Housing Fund bonds and accepting subscription savings deposits.

In return for managing the operations of the National Housing Fund we receive a monthly fee, calculated based on activity levels for the relevant month. In February 2003, the Ministry of Construction and Transportation amended the method of calculating these fees. In 2003, we received total fees of (Won)175 billion for managing the National Housing Fund, which accounted for 10.8% of our total fee and commission revenue during 2003, compared to (Won)198 billion in 2002.

In connection with our management of the National Housing Fund, we also managed the National Housing Fund’s lotteries. In December 2002, we also combined with several government agencies to manage a new lottery called “Lotto 6/45” a portion of the proceeds of which will go to the National Housing Fund. In April 2004, the Lottery and Lottery Fund Act was enacted and the National Housing Fund’s lotteries and “Lotto 6/45” are no longer operated by the National Housing Fund, although we continue to manage these lotteries. In 2003, we received total fees of (Won)81.9 billion in connection with our management of these lotteries.

The financial accounting for the National Housing Fund is entirely separate from our financial accounting, and the non-performing loans and loan losses of the National Housing Fund, in general, do not impact our financial condition. Regulations and guidelines for managing the National Housing Fund are issued by the Minister of Construction and Transportation pursuant to the Housing Act, which was formerly known as the Housing Law.

On November 1, 2002, the Ministry of Construction and Transportation designated two other financial institutions as managers, together with us, of the Fund with a view to diversify the management of the Fund. The appointment of the two other financial institutions to manage the National Housing Fund is for three years and is subject to renewal. The Ministry of Construction and Transportation also changed the basis of calculating fees related to the National Housing Fund. The Ministry of Construction and Transportation has also strengthened existing regulations to provide for liability of managers of the National Housing Fund, where they had clear responsibility for non-performing National Housing Fund loans or where losses resulted to the National Housing Fund due to negligent management.

Bancassurance

In December 2002, we entered into a strategic alliance agreement with ING Bank N.V., ING Insurance International N.V. and ING Life Insurance Company, Korea, Ltd., pursuant to which ING Life Insurance Company, Korea, Ltd. would be the exclusive provider of life insurance products for our bancassurance business so long as ING Groep N.V. and its affiliates maintain a minimum shareholding in us as defined in the strategic alliance agreement. This was in anticipation of the revision by the Korean government of relevant regulations to liberalize the bancassurance market and allow non-insurance distribution channels, such as banks and other financial institutions, to offer banking and insurance products from August 2003. The Korean government, however, announced that banks and other financial institutions may not enter into an exclusive relationship with one insurance company for the provision of life insurance products. In August 2003, we amended and restated the strategic alliance agreement to a non-exclusive, commercial relationship-based alliance. See “Item 4A. History and Development of the Company—History—History of H&CB,” “Item 7B. Related Party Transactions” and “Item 10C. Material Contracts.” In addition, we have entered into marketing agreements with Samsung Life Insurance Co., Kyobo Life Insurance Co., Tongyang Life Insurance, Tongyang Fire Insurance, Korea Life Insurance Co., Hyundai Marine & Fire Insurance Co., LG Insurance Co., Dongbu Insurance Co., Oriental Fire & Marine Insurance Co., ING Life Insurance and LG Fire Insurance to provide insurance products for our bancassurance business on a non-exclusive basis.

In April 2004, we entered into an agreement with the Korea Deposit Insurance Corporation to purchase the assets and liabilities of Hanil Life Insurance for (Won)2.5 billion, in order to expand our bancassurance business. In connection with our acquisition, which will be completed in June 2004, we also established a new wholly-owned insurance subsidiary, KB Life Co., Ltd., to which we will contribute the acquired assets and liabilities. KB Life will focus on bancassurance, and offer life insurance and wealth management products through our branch network. ING Groep N.V. is expected to purchase a 49% interest in KB Life.

Our bancassurance business currently offers 25 different insurance products through our branch network. We are focusing on marketing competitively priced retirement products to customers in their forties and fifties.

Other Distribution Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions and the fee revenue of the other services provided to our retail and corporate customers, which are discussed below.

	For the year ended December 31,
	2001				2002		2003
	Kookmin Bank		H&CB		Kookmin Bank		Kookmin Bank
Phone banking:
Number of users (1)		2,241,987		1,908,576		1,696,587		1,577,488
Number of transaction (thousands)		188,748		59,825		338,616		252,297
Fee revenue (in millions of Won)	(Won)	6,080	(Won)	3,468	(Won)	11,817	(Won)	14,566
Internet banking:
Number of users (2)		1,667,324		856,658		2,733,802		3,602,146
Number of transactions (thousands)		173,099		66,028		271,419		388,298
Fee revenue (in millions of Won)	(Won)	685	(Won)	6	(Won)	701	(Won)	1,174

(1)	For 2001, users were defined as any person who had ever recorded a transaction using phone banking. For 2002 and 2003, users were defined as persons who had recorded a transaction within the past six months (excluding overlapping and inactive customers).
(2)	For 2001, users were defined as any person who had ever recorded a transaction using Internet banking. For 2002 and 2003, users were defined as persons who had recorded a transaction within the past 12 months (excluding overlapping and inactive customers).

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

Mobile Banking

Mobile banking services allow customers to use mobile phones or PDAs (Personal Digital Assistants) to make inter-account transfers and balance and other transaction inquiries. There are currently three mobile phone service providers in Korea, SK Telecom, KT Freetel, and LG Telecom, and we provide our services in association with all three.

Other Channels

In May 1989, we began providing cash management services, which included automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information. We have continued to develop our firm banking services and, as of December 31, 2003, we provided cash management services to over 3,000 large corporations and small- and medium-sized enterprises.

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

Competition has increased significantly in our traditional core businesses—retail banking, small-and medium-sized enterprise banking and credit card lending—as a result of other commercial banks reducing their exposure to large corporations in light of recent financial difficulties that they experienced, contributing to some extent to the asset quality deterioration in retail and small- and medium-sized loans. As a result, our margins on lending activities may decrease in the future.

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

In addition, the Korean commercial banking sector is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea during the last five years, including the establishment of financial holding companies, which have reduced the number of nationwide commercial banks in Korea from 16 as of December 31, 1997, to eight banks and two financial holding companies as of December 31, 2003. Furthermore, in May 2004, a major Korean bank was acquired by a leading global financial institution. Merger and acquisition activity in the Korean commercial banking sector may continue, and we intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers. In addition, some of the banks resulting from these mergers may, by virtue of the increased size, provide significantly greater competition than what exists at present.

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

Prior to our IT integration, H&CB’s system was backed up on a real time basis at a third party site, and the former Kookmin Bank system was backed up by H&CB’s system on a real time basis from June 2002. In September 2002 after completion of our IT integration, we completed the transfer of the H&CB operations to the main center and the transfer of the former Kookmin Bank operations to the back-up center. In addition, through the implementation of Parallel Sysplex, which is a new information system (also known as a “multi-host system”), we believe we are able to conduct our operations without material interruption in the event of an internal system failure. This system also enables us to process more than 1,000 transactions per second. The integrity of our electronic systems, and their ability to withstand potential catastrophic events (such as natural calamities and internal system failures), is crucial to our continuing operations. In February 2002, we developed a draft plan to create an integrated IT infrastructure and have completed the initial development of this system. We currently test our disaster recovery systems on a quarterly basis, with the branch verification capability being tested twice a year and the main IT center disaster recovery system tested four times a year. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management.”

We believe that a sophisticated IT system is crucial in supporting our operations management and providing high quality customer service. Accordingly, we plan to upgrade and improve our system by taking the following initiatives:

•	streamlining our core banking infrastructure through eliminating redundancies in our IT systems by adopting the “New Technology Based System,” which is an advanced IT system designed to enhance our processing speed and be more user-friendly through the adoption of component-based development technology based on Java and J2EE, which is the newest Java platform;

•	completing the introduction of a bank-wide integrated customer relationship management system including the development of an online Internet-based customer relationship management system, which are designed to provide us with comprehensive customer information, including transaction history, and thereby allow us to identify potential marketing and cross-marketing opportunities;

•	strengthening our security system by periodically consulting with security experts, centralizing control and management of the security system, researching and developing a public key encryption system and improving our firewall and virus prevention system; and

•	replacing and upgrading our IT software and equipment, including servers, CPUs, terminals, automated banking machines such as ATMs and cash dispensers and telecommunications devices.

In 2003, we spent approximately (Won)235 billion for our IT systems, including for continued upgrades and improvements to our integrated system and for developing the New Technology Based System. For the next three years, we allocated approximately (Won)154 billion in order to continue to develop the New Technology Based System. As of December 31, 2003, we employed a total of approximately 848 employees in connection with our IT operations.

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

Loan Portfolio

As of December 31, 2003, our total loan portfolio remained relatively stable at (Won)145,858 billion compared to (Won)145,832 billion at December 31, 2002. As of December 31, 2003, approximately 97.2% of our total loans were Won-denominated loans.

Loan Types

The following table presents loans by type for the periods indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	1999		2000		2001		2002		2003
	(in billion of Won)
Domestic
Corporate
Commercial and industrial (1)	(Won)	24,667	(Won)	29,795	(Won)	36,113	(Won)	40,072	(Won)	41,096
Construction		1,724		2,168		4,141		6,385		6,061
Lease financing		882		592		568		—		—
Other commercial		1,053		1,216		1,669		1,045		742
Retail
Mortgage and home equity		6,034		8,068		37,194		46,195		52,477
Other consumer		6,143		8,151		23,312		28,066		28,727
Credit cards		3,362		8,321		16,751		22,643		15,322

Total domestic		43,865		58,311		119,748		144,406		144,425

Foreign
Corporate
Commercial and industrial		1,080		1,086		1,146		1,426		1,433

Total foreign		1,080		1,086		1,146		1,426		1,433

Total gross loans	(Won)	44,945	(Won)	59,397	(Won)	120,894	(Won)	145,832	(Won)	145,858

(1)	Commercial and industrial loans include (Won)447 billion, (Won)1,832 billion, (Won)334 billion, (Won)165 billion and (Won)3 billion of loans to Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 1999, 2000, 2001, 2002 and 2003, respectively.

Loan Concentrations

We limit our exposure to any single borrower to 10% of our total Tier I and Tier II capital, depending on their rating under our credit scoring system. We also limit our exposure to any single chaebol to 20.0% of our total Tier I and Tier II capital (less any capital deductions).

Twenty Largest Exposures by Borrower

As of December 31, 2003, our twenty largest exposures totaled (Won)17,130 billion and accounted for 9.9% of our total exposures. The following table sets forth, as of December 31, 2003, our total exposures to these top twenty borrowers under Korean GAAP.

	Loans				Equity Securities		Debt Securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Company	Won currency		Foreign currency
	(in billions of Won)
Bank of Korea		—		—		—	(Won)	7,429		—	(Won)	7,429		—
Korea Deposit Insurance Corporation		—		—		—		3,726		—		3,726		—
Industrial Bank of Korea.		—	(Won)	216	(Won)	3		468		—		687		—
Korea Development Bank		—		—		—		659		—		659		—
LG Card	(Won)	487		—		—		56		—		543	(Won)	487
Korean Land Development		—		—		6		526		—		532		—
Hana Bank		—		447		1		36		—		484		—
KT		63		10		2		281		—		356		—
Hanjin Shipping		151		165		—		4		—		320		—
Samsung Card		50		—		—		253		—		303		—
Hyundai Motors		4		54		6		84	(Won)	119		267		—
Samsung Capital		190		—		—		59		—		249		—
LG Electronics		80		4		4		113		37		238		—
Korean Air Lines		113		107		1		4		—		225		—
Hyundai Merchant Marine		91		129		—		—		—		220		—
Woori Bank		—		139		—		79		—		218		—
Samsung Securities		—		—		—		177		—		177		—
Busan Urban Transit Authority		49		—		—		123		—		172		—
Lotte Shopping		130		—		—		40		—		170		—
Shinhan Bank		—		18		—		137		—		155		—

Total	(Won)	1,408	(Won)	1,289	(Won)	23	(Won)	14,254	(Won)	156	(Won)	17,130	(Won)	487

As of December 31, 2003, ten of these top 20 borrowers were companies belonging to the 29 largest chaebols in Korea.

As of December 31, 2003, we had total exposures of (Won)543 billion to LG Card in the form of loans and debt securities issued by LG Card. Commencing in the second half of 2003, LG Card has been experiencing significant liquidity and asset quality problems. In November 2003, we and other creditor banks of LG Card agreed to provide a new (Won)2 trillion credit facility, secured by credit card receivables, to enable LG Card to resume cash operations. Our portion of this commitment was (Won)437 billion. Certain of LG Card’s creditor banks also agreed to extend the maturity of a portion of LG Card’s debt coming due in 2003 for one year, after the chairman of LG Group pledged his personal stake in LG Corp. (the group holding company), LG Investment & Securities and LG Card as collateral to offset future losses of LG Card. After the failure to auction LG Card to a buyer in December 2003, the principal creditors of LG Card tentatively agreed to a rescue plan in January 2004 in which the Korea Development Bank would acquire a 26% ownership interest in LG Card and the other creditors would collectively acquire a 73% ownership interest following the completion of several debt-to-equity swaps contemplated for 2004. In addition, the creditors agreed to form a normalization steering committee for LG Card to oversee LG Card’s business operations. An extraordinary shareholders’ meeting was held in March 2004 and a new chief executive officer as well as directors nominated by the normalization steering committee were elected. In February 2004, the creditors exchanged indebtedness of (Won)953.9 billion for shares constituting

54.8% of the outstanding share capital of LG Card. The creditors also extended (Won)1.59 trillion of new loans to LG Card, which will subsequently be converted into equity. LG Group also funded an additional (Won)800 billion to LG Card in the first quarter of 2004 (in addition to a (Won)185 billion capital increase as a result of LG Card’s issuance of new shares in December 2003). In May 2004, LG Card completed a capital write-down of 97.7% of its outstanding common stock and entered into a memorandum of understanding with the Korea Development Bank in connection with its restructuring plan. Following the capital write-down, the creditors plan to exchange a further (Won)2,545.5 billion of indebtedness into equity of LG Card. In addition, as LG Card required additional funding, the LG Group and the Korea Development Bank provided (Won)375 billion and (Won)125 billion, respectively, in the first quarter of 2004. In accordance with the plan, in February 2004, we swapped (Won)156 billion of LG Card debt for equity, extended (Won)206 billion of new loans to LG Card, which also has been or will be converted into equity, and purchased (Won)153 billion of commercial paper from LG Card, the proceeds of which LG Card used to repay loans provided by our trust accounts. We also expect to swap an additional (Won)362 billion of LG Card debt (including the new loans provided in February 2004) for equity in the near future. After all such debt-to-equity conversions, we expect to own a 14.2% equity interest in LG Card and to have (Won)489 billion of additional exposure to LG Card.

As of December 31, 2003, we had total exposures of (Won)99 billion to SK Networks (formerly SK Global), of which (Won)89 billion was classified as impaired loans under U.S. GAAP. In addition, in 2003 we wrote off (Won)258 billion of loans, recorded loan loss provisions of (Won)216 billion and reversal of guarantee and acceptance provision of (Won)38 billion and recognized an impairment charge of (Won)7 billion relating to SK Networks debt securities we held. In March 2003, the principal creditor banks of SK Networks commenced corporate restructuring procedures against SK Networks after the company publicly announced that its financial statements had understated its debt by (Won)1.1 trillion and overstated its profits by (Won)1.5 trillion in its financial statements. This admission resulted from a government investigation of a number of SK Group companies for unlawful stock transactions and accounting fraud, as a result of which 10 directors and officers of SK Group companies were indicted. In November 2003, SK Networks underwent a capital reduction and sold approximately (Won)1 trillion of its assets as part of its restructuring plan, and SK Corporation approved a (Won)850 billion debt-for-equity swap. SK Networks is currently under the joint management of its domestic creditors in accordance with its restructuring plan. In addition, in November 2003, we and the ten other creditor banks to SK Networks received a warning from the Financial Supervisory Service for failing to provide accurate exposure information to the external auditors of SK Networks in connection with their audit of that company. As of December 31, 2003, our allowance against our loans and guarantees to SK Networks was (Won)2.3 billion, or 2.6% of the aggregate principal amount of our loans and guarantees to SK Networks.

For additional details regarding our exposure to these entities, see “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio—We have exposure to the largest Korean commercial conglomerates, known as ‘chaebols,’ and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2003, 3.5% of our total exposure was to the 29 largest chaebols in Korea. The following table shows, as of December 31, 2003, our total exposures to the ten chaebol groups to which we have the largest exposure.

	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Chaebol	Won currency		Foreign currency
	(in billions of Won)
Samsung	(Won)	619	(Won)	5	(Won)	43	(Won)	514	(Won)	115	(Won)	1,296		—
LG		790		26		10		186		81		1,093	(Won)	487
Hyundai Motors		96		97		37		159		359		748		—
Hanjin		317		273		1		8		2		601		—
KT		136		10		18		320		—		484		—
Hanwha		207		8		6		—		14		235		—
Hyundai		92		129		2		—		—		223		—
SK		72		73		10		45		10		210		89
Lotte		150		—		1		50		—		201		—
Dongbu		104		—		22		—		—		126		30

Total	(Won)	2,583	(Won)	621	(Won)	150	(Won)	1,282	(Won)	581	(Won)	5,217	(Won)	606

The following table shows information relating to our exposures to former Daewoo Group companies as of December 31, 2003.

Company	Loans				Equity Securities		Debt Securities		Guarantees and acceptances		Total Exposures		Amounts classified as impaired loans
	Won currency		Foreign currency
	(in billions of Won)
Ssangyong Motors	(Won)	47	(Won)	9	(Won)	13		—	(Won)	20	(Won)	89	(Won)	56
Daewoo Shipbuilding & Marine Engineering		—		7		—		—		38		45		—
Daewoo International Corp.		—		3		2	(Won)	1		28		34		—
Daewoo Engineering & Construction		—		—		27		4		—		31		—
Daewoo Electronics Corp.		17		—		7		—		—		24		17
Daewoo Heavy Industries & Machinery		4		5		—		—		8		17		—
Daewoo Telecom		—		—		—		3		—		3		—

Total	(Won)	68	(Won)	24	(Won)	49	(Won)	8	(Won)	94	(Won)	243	(Won)	73

In August 1999, the principal creditor banks of the former Daewoo Group commenced formal workout procedures with respect to 12 member companies of the Daewoo Group, including Daewoo Corporation, Daewoo Motors, Daewoo Electronics, Daewoo Heavy Industries, Daewoo Telecom and Ssangyong Motors. Currently, these companies are either subject to liquidation proceedings or have been liquidated, under workouts or reorganization proceedings, have been split up into more than one company or are looking for purchasers. As of December 31, 2003, our exposures to the companies of the former Daewoo Group totaled approximately (Won)243 billion, of which (Won)73 billion was classified as impaired loans. This exposure consisted of (Won)92 billion in loans outstanding, (Won)49 billion in equity securities, (Won)8 billion in corporate bonds and (Won)94 billion in guarantees and acceptances. See “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio—We have exposure to the largest Korean commercial conglomerates, known as ‘chaebols,’ and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

The following table shows information relating to our total exposure to current and certain former Hyundai Group companies as of December 31, 2003. While certain of these companies were disaffiliated from the Hyundai Group in September 2000 following approval from the Korean Fair Trade Commission, for certain internal purposes, we continued to monitor these companies as a unified Hyundai Group as of December 31, 2003.

Company	Loans				Equity Securities		Debt Securities		Guarantees and acceptances		Total Exposures		Amounts classified as impaired loans
	Won currency		Foreign currency
	(in billions of Won)
Hyundai Motors	(Won)	4	(Won)	54	(Won)	6	(Won)	84	(Won)	119	(Won)	267		—
Hyundai Merchant Marine		91		129		—		—		—		220		—
Hyundai Engineering & Construction Co.		33		—		17		86		3		139	(Won)	33
INI Steel		6		2		1		5		114		128		—
Kia Motors Corporation		—		—		26		12		88		126		—
Hyundai Capital		70		—		—		17		—		87		—
Rotem		—		8		—		34		23		65		—
HORC		2		51		—		—		—		53		—
BNG Steel		14		24		—		—		5		43		—
Hyundai Petrochemical		31		—		—		—		—		31		—
Hyundai Heavy Industries.		—		—		2		—		23		25		—
Others (1)		3		10		5		7		11		36		1

Total	(Won)	254	(Won)	278	(Won)	57	(Won)	245	(Won)	386	(Won)	1,220	(Won)	34

(1)	Others include Hyundai Hysco, Hyundai Mobis, KEFICO, Dymos Inc., Kia Tigers, Hyundai Autonet, Hyundai Samho Heavy Industries and Hyundai Logistics.

In recent years, a number of former Hyundai Group companies have experienced financial difficulties as a result of, among other things, their liquidity positions. See “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio—We have exposure to the largest Korean commercial conglomerates, known as ‘chaebols,’ and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.” In 2002, we charged off or sold all of our remaining exposures to Hynix Semiconductor, and accordingly had no exposure to that company as of December 31, 2003.

The following table shows information relating to our total exposure to certain SK Group companies as of December 31, 2003.

Company	Loans				Equity Securities		Debt Securities		Guarantees and acceptances		Total Exposures		Amounts classified as impaired loans
	Won currency		Foreign Currency
	(in billions of Won)
SK Networks	(Won)	38	(Won)	51		—	(Won)	10		—	(Won)	99	(Won)	89
SK Telecom		—		—	(Won)	10		32		—		42		—
Dongshin Pharm		16		—		—		—		—		16		—
SK Shipping		—		13		—		—		—		13		—
Segye Corporation		—		3		—		—	(Won)	8		11		—
Walker Hill Hotels Limited		10		—		—		—		—		10		—
SKC		—		6		—		—		—		6		—
Daehan City Gas		5		—		—		—		—		5		—
SK Corporation		—		—		—		3		—		3		—
Others (1)		4		—		—		—		1		5		—

Total	(Won)	73	(Won)	73	(Won)	10	(Won)	45	(Won)	9	(Won)	210	(Won)	89

(1)	Others include SK Gas, Iksan Energy, Chonnam City Gas, Pohang City Gas, Chongju City Gas, Kumi City Gas and SK Life Insurance.

As described above, SK Networks has been experiencing financial difficulties. See “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio—We have exposure to the largest Korean commercial conglomerates, known as ‘chaebols,’ and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

Loan Concentration by Industry

The following table shows the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2003.

Industry	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Manufacturing	(Won)	15,758	31.9%
Retail and wholesale		8,933	18.1
Hotel, leisure or transportation		5,083	10.3
Real estate		6,166	12.5
Construction		6,061	12.3
Finance and insurance		2,044	4.2
Other		5,287	10.7

Total	(Won)	49,332	100.0%

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans, by outstanding loan amount, as of December 31, 2003.

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Commercial and industrial loans
Up to (Won)10 million	(Won)	183	0.13%
Over (Won)10 million to (Won)50 million		3,245	2.22
Over (Won)50 million to (Won)100 million		3,323	2.28
Over (Won)100 million to (Won)500 million		13,435	9.21
Over (Won)500 million to (Won)1 billion		6,113	4.19
Over (Won)1 billion to (Won)5 billion		7,851	5.38
Over (Won)5 billion to (Won)10 billion		1,593	1.09
Over (Won)10 billion to (Won)50 billion		3,953	2.71
Over (Won)50 billion to (Won)100 billion		765	0.52
Over (Won)100 billion		635	0.45

Sub-total		41,096	28.18

Construction loans
Up to (Won)10 million		9	0.01
Over (Won)10 million to (Won)50 million		186	0.13
Over (Won)50 million to (Won)100 million		257	0.18
Over (Won)100 million to (Won)500 million		1,229	0.84
Over (Won)500 million to (Won)1 billion		591	0.41
Over (Won)1 billion to (Won)5 billion		1,401	0.96
Over (Won)5 billion to (Won)10 billion		467	0.32
Over (Won)10 billion to (Won)50 billion		1,617	1.11
Over (Won)50 billion to (Won)100 billion		185	0.13
Over (Won)100 billion		119	0.07

Sub-total		6,061	4.16

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Other corporate loans
Up to (Won)10 million		7	0.00
Over (Won)10 million to (Won)50 million		111	0.08
Over (Won)50 million to (Won)100 million		111	0.08
Over (Won)100 million to (Won)500 million		241	0.17
Over (Won)500 million to (Won)1 billion		97	0.07
Over (Won)1 billion to (Won)5 billion		151	0.10
Over (Won)5 billion to (Won)10 billion		24	0.01
Over (Won)10 billion to (Won)50 billion		—	0.00

Sub-total		742	0.51

Credit cards
Up to (Won)10 million		12,722	8.72
Over (Won)10 million to (Won)50 million		2,491	1.71
Over (Won)50 million to (Won)100 million		11	0.01
Over (Won)100 million to (Won)500 million		16	0.01
Over (Won)500 million to (Won)1 billion		6	0.00
Over (Won)1 billion to (Won)5 billion		43	0.03
Over (Won)5 billion to (Won)10 billion		16	0.01
Over (Won)10 billion to (Won)50 billion		17	0.01

Sub-total		15,322	10.50

Mortgage and home equity loans
Up to (Won)10 million		2,667	1.83
Over (Won)10 million to (Won)50 million		22,582	15.48
Over (Won)50 million to (Won)100 million		17,855	12.24
Over (Won)100 million to (Won)500 million		9,110	6.25
Over (Won)500 million to (Won)1 billion		254	0.17
Over (Won)1 billion to (Won)5 billion		9	0.01

Sub-total		52,477	35.98

Other consumer loans
Up to (Won)10 million		10,323	7.08
Over (Won)10 million to (Won)50 million		11,371	7.80
Over (Won)50 million to (Won)100 million		3,010	2.06
Over (Won)100 million to (Won)500 million		3,108	2.13
Over (Won)500 million to (Won)1 billion		697	0.48
Over (Won)1 billion to (Won)5 billion		197	0.14
Over (Won)5 billion to (Won)10 billion		21	0.01

Sub-total		28,727	19.70

Foreign commercial and industrial loans
Up to (Won)10 million		0	0.00
Over (Won)10 million to (Won)50 million		6	0.00
Over (Won)50 million to (Won)100 million		9	0.01
Over (Won)100 million to (Won)500 million		79	0.05
Over (Won)500 million to (Won)1 billion		60	0.04
Over (Won)1 billion to (Won)5 billion		518	0.36
Over (Won)5 billion to (Won)10 billion		243	0.17
Over (Won)10 billion to (Won)50 billion		399	0.27
Over (Won)50 billion to (Won)100 billion		119	0.07

Sub-total		1,433	0.97

Total	(Won)	145,858	100.00%

Maturity Analysis

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2003. The amounts disclosed are before deduction of allowance for loan losses.

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

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate
Commercial and industrial	(Won)	32,728	(Won)	6,296	(Won)	2,072	(Won)	41,096
Construction		4,925		1,016		120		6,061
Other corporate		729		13		—		742

Total-corporate		38,382		7,325		2,192		47,899

Retail
Mortgage and home equity		11,817		33,651		7,009		52,477
Other consumer		17,207		9,986		1,534		28,727

Total retail		29,024		43,637		8,543		81,204

Credit cards		13,804		1,480		38		15,322

Total domestic		81,210		52,442		10,773		144,425

Foreign
Corporate
Commercial and industrial		486		574		373		1,433

Total foreign		486		574		373		1,433

Total gross loans	(Won)	81,696	(Won)	53,016	(Won)	11,146	(Won)	145,858

Interest Rate Sensitivity

The following table shows, as of December 31, 2003, the total amount of loans, which have fixed interest rates and variable or adjustable interest rates.

	(in billions of Won)
Fixed rate (1)	(Won)	25,620
Variable or adjustable rates (2)		120,238

Total gross loans	(Won)	145,858

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

Korean law also provides for corporate reorganization proceedings and composition proceedings, both of which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval. Corporate reorganization and composition proceedings differ in two principal ways. First, in a corporate reorganization, the court appoints a receiver who has the power, subject to court supervision, to conduct all of the company’s business and manage all of the company’s property and assets. In composition, however, the company’s existing management continues to manage the company and negotiate on its behalf with its major creditors to solve what will generally be interpreted as a temporary insolvency problem. Second, in corporate reorganization, any creditor whose claim against the company arose before the corporate reorganization proceeding began, whether secured or unsecured, may only enforce those claims in the manner and to the extent provided for in the reorganization plan. If a creditor intends to participate in a reorganization plan, it must file its claim with the court within a period fixed by the court. In composition, however, secured creditors are not subject to the composition plan, and are entitled to foreclose on their collateral outside the scope of the composition proceeding. To the extent that a secured creditor has any uncollected deficiency after it forecloses on its collateral, it may then participate in the composition proceeding as an unsecured creditor with respect to that balance.

Currently, all of our workout loans are managed by our corporate restructuring team. Upon approval of the workout plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout or restructuring, corporate reorganization or composition, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

A portion of our loans to and debt securities of corporate customers are currently in workout or restructuring. As of December 31, 2003, (Won)1,540 billion or 0.9% of our total loans and debt securities were in workout or restructuring. This included (Won)1,061 billion of loans to and debt securities of large corporate borrowers and (Won)479 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2003, our ten largest exposures that were in workout or restructuring, including composition or court receivership.

Company	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
	Won currency		Foreign currency
	(in billions of Won)
LG Card	(Won)	487		—		—	(Won)	56		—	(Won)	543	(Won)	487
KP Chemical Corporation		69	(Won)	24	(Won)	14		—		—		107		93
Ssangyong Motors		47		9		13		—	(Won)	20		89		56
SK Networks		38		51		—		10		—		99		89
Hyundai Engineering & Construction		33		—		17		86		3		139		33
Daewoo Electronics Corp		17		—		7		—		—		24		17
Mercury Corp		14		—		—		—		7		21		14
Samyang Foods		20		—		—		—		—		20		20
Shinsewha Department Store		19		—		—		—		—		19		19
Tongkook Corp.		14		2		—		—		1		17		16

Total	(Won)	758	(Won)	86	(Won)	51	(Won)	152	(Won)	31	(Won)	1,078	(Won)	844

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

We establish loan loss allowances for corporate loans based on whether a particular loan is identified as impaired or not. Loan loss allowances are established for impaired loans, in general, by discounting the estimated future cash flow (both principal and interest) we expect to receive on such loans. Where the entire impaired loan or a portion of the impaired loan is secured by collateral or a guarantee, the fair value of the collateral or the guarantee payment is considered in establishing the level of the allowance. Alternatively, for impaired loans that are considered collateral dependent, the amount of impairment is determined by reference to the fair value of the collateral. In addition, for certain foreign corporate loans that are considered impaired, the fair value is determined by reference to observable market prices, when available. We also establish allowances for losses for corporate loans that have not been individually identified as impaired. These allowances are based on historical migration and loss information.

The following table sets out, at the dates indicated, the percentage of our loan loss allowances that may be allocated to each impaired corporate loan based on its loan classification.

	As of December 31,
	2001	2002	2003
	(percentages)
Normal	3.4%	3.2%	3.7%
Precautionary	14.2	12.7	19.5
Substandard	29.4	27.8	23.5
Doubtful	78.6	69.1	69.7
Estimated loss	93.5	91.8	85.8

For consumer loans, we establish loan loss allowances based on historical performance, previous loan loss history and charge-off information. Additional factors that management considers when establishing reserves for homogeneous pools of consumer loans include, but are not limited to, economic events, delinquencies and changes in underwriting and credit monitoring policies.

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated.

As of December 31,	Normal Amount		%	Amount past due 1-3 months		%	Amount past due 3-6 months		%	Amount past due more than 6 months		%	Total Amount
	(in billions of Won, except percentages)
2001	(Won)	113,778	94.1	(Won)	3,740	3.1	(Won)	961	0.8	(Won)	2,415	2.0	(Won)	120,894
2002		138,527	95.0		3,392	2.3		1,862	1.3		2,051	1.4		145,832
2003		139,317	95.5%		2,441	1.7%		1,527	1.0%		2,573	1.8%		145,858

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

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2003, we would have recorded gross interest income of (Won)916 billion compared to (Won)1,033 billion for the year ended December 31, 2002 and (Won)1,182 billion for the year ended December 31, 2001 on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2001, 2002 and 2003 was (Won)525 billion, (Won)532 billion and (Won)447 billion, respectively.

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

	As of December 31,
	2000		2001		2002		2003
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	2,414	(Won)	3,976	(Won)	2,578	(Won)	2,883
Consumer		1,734		4,691		9,756		9,298

Sub-total		4,148		8,667		12,334		12,181

Accruing loans which are contractually past due one day or more as to principal or interest (1)
Corporate		68		106		268		167
Consumer		—		1,471		2,689		2,481

Sub-total		68		1,577		2,957		2,648

Total	(Won)	4,216	(Won)	10,244	(Won)	15,291	(Won)	14,829

(1)	Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)27 billion, (Won)82 billion and (Won)39 billion of corporate loans as of December 31, 2001, 2002 and 2003, respectively.

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans, which are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2000		2001		2002		2003
	(in billions of Won)
Loans, which are classified as “troubled debt restructurings”	(Won)	2,691	(Won)	2,206	(Won)	1,662	(Won)	1,338

For 2003, interest income that would have been recorded under the original contract terms of restructured loans amounted to (Won)136 billion, out of which (Won)118 billion was reflected as interest income during 2003.

Potential Problem Loans

As of December 31, 2003, we had (Won)2,353 billion of loans which were current as to payment of principal and interest but where there existed serious doubt as to the ability of the borrower to comply with repayment terms in the near future. These amounts were classified as impaired and included as such in our calculation of loan loss allowance under U.S. GAAP.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2002, we had debt securities with an amortized cost of (Won)79 billion and a market value of (Won)93 billion on which interest was past due. As of December 31, 2003, we did not have any debt securities on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans greater than 90 days past due. These loans are generally rated “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Provisioning Policy” above.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio.

	As of December 31,
	2000		2001		2002		2003
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	1,762	(Won)	3,376	(Won)	3,912	(Won)	4,116
As a percentage of total loans		3.0%		2.8%		2.7%		2.8%

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

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower.

	As of December 31,
	2001			2002			2003
	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,487	44.0%	(Won)	1,284	32.8%	(Won)	1,376	33.4%
Construction		402	11.9		403	10.3		264	6.4
Lease financing		20	0.6		—	—		—	—
Other corporate		89	2.6		23	0.6		13	0.4

Total corporate		1,998	59.1		1,710	43.7		1,653	40.2

Retail
Mortgage and home equity		614	18.2		699	17.9		1,150	27.9
Other consumer		432	12.8		577	14.8		463	11.4

Total retail		1,046	31.0		1,276	32.7		1,613	39.3

Credit cards		218	6.5		905	23.1		723	17.4

Total domestic		3,262	96.6		3,891	99.5		3,989	96.9

Foreign
Corporate
Commercial and industrial		114	3.4		21	0.5		127	3.1

Total foreign		114	3.4		21	0.5		127	3.1

Total non-performing loan	(Won)	3,376	100.0%	(Won)	3,912	100.0%	(Won)	4,116	100.0%

Top Twenty Non-Performing Loans

As of December 31, 2003, our twenty largest non-performing loans accounted for 4.2% of our total non-performing loan portfolio. The following table shows, as of December 31, 2003, certain information regarding our twenty largest non-performing loans.

	Industry	Gross principal outstanding		Allowance for loan losses
	(in billions of Won)
Borrower A	Construction	(Won)	27		—
Borrower B	Finance		22		—
Borrower C	Textile		12		—
Borrower D	Finance		12		—
Borrower E	Leisure		9		—
Borrower F	Retail, wholesale		8		—
Borrower G	Construction		8	(Won)	1
Borrower H	Construction		7		3
Borrower I	Other real estate		7		—
Borrower J	Manufacturing		6		1
Borrower K	Manufacturing		6		1
Borrower L	Textile		6		—
Borrower M	Retail, wholesale		6		—
Borrower N	Service hotel		5		2
Borrower O	Retail, wholesale		5		—
Borrower P	Service restaurant		5		4
Borrower Q	Other		5		—
Borrower R	Construction		5		—
Borrower S	Construction		5		1
Borrower T	Other		5		—

Total		(Won)	171	(Won)	13

Most of our loans to companies in workout or restructuring, including LG Card and SK Networks, were not classified as non-performing as of December 31, 2003 because such loans had been rescheduled and payments on such rescheduled loans were not past due by more than 90 days.

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

Once the details of a non-performing loan are identified, we pursue early solutions for recovery. While the overall process is the responsibility of the Workout and Operations Group, actual recovery efforts on non-performing loans are handled by one of our regional Non-Performing Loan Management Centers, the Workout Team or one of our regional non-performing loan management teams.

In addition, we use the services of a loan collection agency called KB Credit Information Co., Ltd. (formerly known as Kookeun Credit Information Co., Ltd.) of which we own 66.3% of the outstanding share capital and whose employees own the remaining share capital. KB Credit Information Co., Ltd. receives payments from recoveries made on charged-off loans and loans that are overdue for over six months (three months in the case of credit card loans). KB Credit Information Co., Ltd. has over 1,000 employees, including loan recovery experts, legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. The amount recovered was (Won)154 billion both in 2001 (which included amounts recovered prior to the merger) and 2002 and (Won)72 billion in 2003.

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

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to the Korea Asset Management Corporation if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of the Korea Asset Management Corporation to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2003, the aggregate principal amount of loans sold that are subject to such repurchase rights was (Won)8.3 billion. At December 31, 2003, we recorded a liability of (Won)0.4 billion relating to those loans, representing our estimated obligation to make repurchases under the put option.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type. The ratio represents the percentage of loans in each category to total loans.

	As of December 31,
	2000			2001			2002			2003
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,474	61.5%	(Won)	1,830	52.2%	(Won)	1,525	29.4%	(Won)	1,644	28.4%
Construction		174	7.3		312	8.9		423	8.1		332	5.8
Lease financing		97	4.1		122	3.5		—	—		—	—
Other corporate		108	4.5		169	4.8		34	0.7		28	0.5

Total corporate		1,853	77.4		2,433	69.4		1,982	38.2		2,004	34.7

Retail
Mortgage and home equity		86	3.6		93	2.7		63	1.2		68	1.2
Other consumer		146	6.1		236	6.7		483	9.3		1,102	19.0

Total retail		232	9.7		329	9.4		546	10.5		1,170	20.2

Credit cards		115	4.8		614	17.5		2,597	50.0		2,537	44.0

Foreign (1)		194	8.1		132	3.7		70	1.3		61	1.1

Total allowance for loan losses	(Won)	2,394	100.0%	(Won)	3,508	100.0%	(Won)	5,195	100.0%	(Won)	5,772	100.0%

(1)	Consists of loans to corporations.

Our total allowance for loan losses was (Won)3,508 billion as of December 31, 2001. During 2002, the allowance for loan losses increased by (Won)1,687 billion, or 48.1%, to (Won)5,195 billion as of December 31, 2002. During 2003, the allowance for loan losses increased by (Won)577 billion, or 11.1%, to (Won)5,772 billion as of December 31, 2003. As of December 31, 2001, 2002 and 2003, 73.1%, 39.5% and 35.8% of our total allowance for loan losses, respectively, were in respect of our corporate loan portfolio (including all foreign loans), which reflects our assessment of the financial difficulties experienced by our corporate borrowers in connection with the economic problems in Korea, which began in mid-1997 and, in 2002 and 2003, increasing delinquencies in our credit card and retail loan portfolios.

Analysis of Allowance for Loan Losses

The following table analyzes our loan loss experience for each of the years indicated.

	Year ended December 31,
	2000		2001		2002		2003
	(in billions of Won, except percentages)
Balance at the beginning of the period	(Won)	2,623	(Won)	2,394	(Won)	3,508	(Won)	5,195
Amounts charged against income		262		1,264		3,909		7,192
Allowance relating to loans repurchased from the Korea Asset Management Corporation		26		8		6		6
Allowance relating to loans acquired in the merger with H&CB		—		1,279		(164)		0
Gross charge-offs
Domestic:
Corporate
Commercial and industrial		372		690		486		1,056
Construction		39		22		65		80
Lease financing		82		80		—		0
Other corporate		56		175		16		13
Retail
Mortgage and home equity		7		7		29		34
Other consumer		53		179		209		745
Credit cards		54		394		1,527		5,290
Foreign:		67		98		115		59

Total gross charge-offs		(730)		(1,645)		(2,447)		(7,277)
Recoveries:
Domestic:
Corporate
Commercial and industrial		117		74		117		99
Construction		8		4		2		7
Other corporate		2		3		29		16
Retail
Mortgage and home equity		26		16		9		5
Other consumer		11		26		53		59
Credit cards		47		81		155		452
Foreign		2		4		18		18

Total recoveries		213		208		383		656

Net charge-offs		(517)		(1,437)		(2,064)		(6,621)

Balance, at the end of the period	(Won)	2,394	(Won)	3,508	(Won)	5,195	(Won)	5,772

Ratio of net charge-offs during the period to average loans outstanding during the period		1.0%		2.0%		1.6%		4.5%

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

Loans To Be Charged Off

Loans are charged off if they are deemed to be uncollectable by falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency, bankruptcy, compulsory execution, disorganization, dissolution or the shutting down of the business of the debtor;

•	loans for which collection is not foreseeable due to the death or disappearance of the debtor;

•	loans for which expenses of collection exceed the collectable amount;

•	loans on which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards that have been overdue for more than six months;

•	payments in arrears on unsecured consumer loans which have been overdue for more than six months; or

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectable.

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

Credit Rehabilitation Programs for Delinquent Consumer Borrowers

In light of the rapid increase in delinquencies in credit card and other consumer credit in recent years, and concerns regarding potential social issues posed by the growing number of individuals with bad credit, the Korean government has implemented a number of measures intended to support the rehabilitation of the credit of delinquent consumer borrowers. These measures may affect the amount and timing of our collections and recoveries on our delinquent consumer credits.

In 2002, the Financial Supervisory Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. As of February 2004, 188 financial institutions in Korea were parties to this agreement. Upon application to the Credit Counseling and Recovery Service and approval of a majority of unsecured and two-thirds of secured creditor financial institutions, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding (Won)300 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit.

Furthermore, in March 2004, the Korean National Assembly passed the Individual Debtor Rehabilitation Law, which becomes effective in September 2004. Under this law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding a threshold to be determined by the Supreme Court (within the maximum amounts of (Won)500 million of unsecured debt and/or (Won)1 billion of secured debt) may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

In addition, in May 2004, the Korean government implemented a so-called “bad bank” program for delinquent consumer debt by establishing Badbank Harmony Co., Ltd., pursuant to an agreement among approximately 620 financial institutions in Korea. Badbank Harmony, whose assets are managed by Korea Asset Management Corporation, was established by Korea Asset Management Corporation with paid-in capital of (Won)100 million and will be further capitalized by contributions from various financial institutions in Korea, including us. The program is available to individual borrowers with payment obligations to two or more financial institutions that are overdue by one month or more (of which at least one payment obligation is overdue by six months or more) in an aggregate amount less than (Won)50 million as of March 10, 2004. Under the program, during a three-month period starting from May 20, 2004, qualified “credit delinquent persons” may restructure their debt and rehabilitate their credit by obtaining a long-term, low-interest loan from Badbank Harmony and using the proceeds of such loan to pay off their existing debts.

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

The following table sets out the definitions of the primary categories of investments we hold:

Investment Category	Definition
Held-to-maturity securities	Held-to-maturity securities are securities for which we have the positive ability and intent to hold to maturity and are recorded at cost, adjusted for accretion or amortization of discounts and premiums. Declines in the fair value of individual held-to-maturity securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair values. Such write-downs are reflected as realized losses in our income statement.

Available-for-sale securities	Securities are classified as available-for-sale when we intend to hold the securities for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs. Available-for-sale securities are reported at fair value with unrealized gains and losses being recorded in accumulated other comprehensive income within stockholders’ equity. Other-than-temporary declines in the fair value of available-for-sale securities below cost result in write-downs to their fair value. Such write-downs are reflected as realized losses in our income statement.

Trading securities	Trading assets include securities held in anticipation of short-term market movements. Trading securities are reported at fair value, with unrealized gains and losses being recorded in income.

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments.

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of December 31,
	2001				2002				2003
	Book Value		Market Value		Book Value		Market Value		Book Value		Market Value
	(in billions of Won)
Available-for-sale securities
Equity securities	(Won)	3,552	(Won)	3,552	(Won)	3,452	(Won)	3,452	(Won)	764	(Won)	764
Debt securities
Korean treasury securities and government agency securities		3,675		3,675		4,096		4,096		4,996		4,996
Debt securities issued by financial institutions		2,190		2,190		2,649		2,649		7,900		7,900
Corporate debt securities		2,620		2,620		2,068		2,068		1,930		1,930
Debt securities issued by foreign governments		29		29		20		20		39		39
Asset-backed securities		258		258		197		197		60		60

Total—Available-for-sale		12,324		12,324		12,482		12,482		15,689		15,689

Held-to-maturity securities
Debt securities
Korean treasury securities and government agency securities		8,915		9,162		8,735		9,029		5,227		5,377
Debt securities issued by financial institutions		1,712		1,720		933		942		298		302
Corporate debt securities		655		671		313		341		132		142
Debt securities issued by foreign governments		53		52		49		49		—		—
Asset-backed securities		1,890		1,910		1,104		1,119		480		481

Total—Held-to-maturity		13,225		13,515		11,134		11,480		6,137		6,302

Trading securities
Equity securities		4,193		4,193		3,898		3,898		175		175
Debt securities
Korean treasury securities and government agency securities		1,229		1,229		840		840		1,419		1,419
Debt securities issued by financial institutions		910		910		784		784		912		912
Corporate debt securities		175		175		113		113		105		105
Debt securities issued by foreign governments		—		—		40		40		129		129

Total—Trading		6,507		6,507		5,675		5,675		2,740		2,740

Total securities	(Won)	32,056	(Won)	32,346	(Won)	29,291	(Won)	29,637	(Won)	24,566	(Won)	24,731

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2003.

	As of December 31, 2003
	Within 1 year		Weighted average yield (1)	Over 1 but within 5 years		Weighted average yield (1)	Over 5 but within 10 years		Weighted average yield (1)	Over 10 years		Weighted average yield (1)	Securities not due at a single maturity		Weighted average yield (1)	Total		Weighted average yield (1)
	(in billions of Won, except percentages)
Available-for-sale securities
Korean treasury securities and government agencies	(Won)	529	5.32%	(Won)	4,237	2.18%	(Won)	225	2.28%	(Won)	—	—		5	2.54%	(Won)	4,996	2.52%
Debt securities issued by financial institutions		4,674	1.68		3,079	1.55		147	7.78		—	—		—	—		7,900	1.74
Corporate debt securities		773	4.57		1,136	3.60		6	1.12		15	6.55%		—	6.75		1,930	4.01
Debt securities issued by foreign governments		—	—		39	5.87		—	—		—	—		—	—		39	5.87
Asset-backed securities		40	22.10		20	4.07		—	—		—	—		—	—		60	16.07

Total (2)	(Won)	6,016	2.50%	(Won)	8,511	2.16%	(Won)	378	4.40%	(Won)	15	6.55%	(Won)	5	2.60%	(Won)	14,925	2.36%

Held-to-maturity securities
Korean treasury securities and government agencies	(Won)	1,404	5.98%	(Won)	3,583	6.82%	(Won)	232	5.49%	(Won)	—	—	(Won)	8	11.41%	(Won)	5,227	6.54%
Debt securities issued by financial institutions		215	5.69		83	6.92		—	—		—	—		—	—		298	6.03
Corporate debt securities		66	6.06		65	7.27		—	—		—	—		1	8.99		132	6.67
Asset-backed securities		394	3.42		66	6.53		20	4.12		—	—		—	—		480	3.87

Total	(Won)	2,079	5.47%	(Won)	3,797	6.82%	(Won)	252	5.38%	(Won)	—	—	(Won)	9	11.26%	(Won)	6,137	6.31%

Trading securities
Korean treasury securities and government agencies	(Won)	15	2.43%	(Won)	1,394	1.40%	(Won)	10	0.23%	(Won)	—	—	(Won)	—	—	(Won)	1,419	1.41%
Debt securities issued by financial institutions		88	3.09		824	1.21		—	—		—	—		—	—		912	1.39
Corporate debt securities		20	4.06		85	2.28		—	—		—	—		—	—		105	2.61
Asset-backed securities		80	4.68		49	4.74		—	—		—	—		—	—		129	4.71

Total	(Won)	203	3.76%	(Won)	2,352	1.44%	(Won)	10	0.23%	(Won)	—	—	(Won)	—	—	(Won)	2,565	1.62%

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities and trading securities).
(2)	As of December 31, 2003, corporate debt securities of available-for-sale securities not due at a single maturity amounted to approximately (Won)78 million.

Concentrations of Risk

As of December 31, 2003, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10.0% of our stockholders’ equity at such date, which was (Won)6,568 billion.

	Book Value		Market Value
	(in billions of Won)
Name of issuer:
Bank of Korea	(Won)	7,429	(Won)	7,430
Korean government		6,690		6,771
Korea Deposit Insurance Corporation		3,726		3,788
Korea Development Bank		659		663

Total	(Won)	18,504	(Won)	18,652

Except for the Korean government, all of these issuers are controlled by the government.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term debt, short-term borrowings, including borrowings from the Bank of Korea, and call money.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and savings deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 76.3% of our total funding as of December 31, 2001, 73.5 % of total funding as of December 31, 2002 and 77.6% of total funding as of December 31, 2003.

In addition, we acquire funding by issuing bonds. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and government-affiliated funds, including the National Housing Fund. Such borrowings are generally long-term borrowings, with maturities ranging from one year to 26 years.

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

	2001			2002			2003
	Average balance (1)		Average rate paid	Average balance (1)		Average rate paid	Average balance (1)		Average rate paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	(Won)	1,871	—	(Won)	2,934	—	(Won)	2,961	—
Interest-bearing		499	1.60%		598	0.67%		667	0.30%
Time deposits:
Certificates		2,023	6.08		2,120	4.81		4,068	4.45
Other time deposits		33,231	7.21		66,454	4.91		67,733	4.38
Savings deposits		23,665	1.88		35,206	1.17		38,368	0.91
Mutual installment deposits (2)		7,238	7.78		12,235	6.24		11,946	5.37

Average total deposits	(Won)	68,527	5.16%	(Won)	119,547	3.90%	(Won)	125,743	3.29%

(1)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(2)	Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible for our loans while they maintain an account with us. The customer’s account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from us, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

For a description of our retail deposit products, see “—Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Retail Banking—Deposit-Taking Activities.”

Certificates of Deposit and Other Time Deposits

The following table presents the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of (Won)100 million as of December 31, 2003.

	Certificates of deposit		Other time deposits		Mutual Installment deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	3,880	(Won)	6,568	(Won)	328	(Won)	10,776
After three but within six months		1,586		5,169		194		6,949
After six but within 12 months		797		11,585		326		12,708
After 12 months		—		1,331		502		1,833

Total	(Won)	6,263	(Won)	24,653	(Won)	1,350	(Won)	32,266

A majority of our other time deposits issued by our overseas branches is in the amount of US$100,000 or more.

Long-term debt

The aggregate amount of contractual maturities of all long-term debt at December 31, 2003 was as follows:

	(in billions of Won)
Due in 2004	(Won)	4,901
Due in 2005		2,973
Due in 2006		1,971
Due in 2007		1,294
Due in 2008		2,397
Thereafter		3,064
Gross long-term debt		16,600
Plus: Premium		7

Total long-term debt, net	(Won)	16,607

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	As of and for the year ended December 31,
	2001		2002		2003
	(in billions of Won, except percentages)
Call Money
Year-end balance	(Won)	2,701	(Won)	306	(Won)	225

Average balance (1)		960		1,803		1,802

Maximum balance		3,439		2,452		2,959

Average interest rate (2)		4.06%		3.94%		3.61%
Year-end interest rate		0.58-5.55%		0.25-5.85%		0.88-5.15%
Borrowings from the Bank of Korea (3)
Year-end balance	(Won)	1,397	(Won)	709	(Won)	1,005
Average balance (1)		1,152		1,337		1,020
Maximum balance		1,397		1,738		1,292
Average interest rate (2)		3.30%		2.47%		2.45%
Year-end interest rate		2.50-8.00%		2.50%		2.5%
Other short-term borrowings (4)
Year-end balance	(Won)	9,415	(Won)	15,147	(Won)	11,890
Average balance (1)		7,717		9,077		13,250
Maximum balance		9,415		15,147		14,239
Average interest rate (2)		6.74%		5.38%		4.32%
Year-end interest rate		0.3-17.69%		0.02-17.69%		0.15-17.69%

(1)	Average outstanding balances have been calculated using quarterly averages.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings in domestic and foreign currency, short-term secured borrowings and foreign currency debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured with the exception of borrowings from the Bank of Korea. These short-term borrowings are secured by government securities totaling (Won)1,230 billion as of December 31, 2003.

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

Principal Regulations Applicable to Banks

Capital Adequacy and Allowances

The Bank Act requires nationwide banks, such as us, to maintain a minimum paid-in capital of (Won)100 billion. All banks, including foreign bank branches in Korea, are also required to maintain a prescribed solvency position. A bank must also set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

Under the Bank Act, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of stockholders’ equity, capital surplus, retained earnings, unissued stock dividends and hybrid Tier I capital instrument. Tier II capital (supplementary capital) consists of revaluation reserves, gain on valuation of investment in equity securities, allowance for loan losses set aside for loans classified as “normal” or “precautionary,” perpetual subordinated debt, cumulative preferred shares and certain other subordinated debt.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Supervisory Commission requirements that have been formulated based on Bank of International Settlements, or BIS, standards. These standards were adopted and became effective in 1996. All domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%.

In November 2002, the Financial Supervisory Service amended the Enforcement Detailed Rules on the Supervision of the Banking Business to include a more conservative risk-weighting system for certain newly extended home mortgage loans. As a result, for certain home mortgage loans extended after November 13, 2002, Korean banks must apply a risk-weight ratio of 60% if either of the following two conditions are satisfied, and a risk-weight ratio of 70% if both conditions are satisfied:

(1)	if the home mortgage loans are overdue for at least 30 consecutive days as of the date of calculating the bank’s BIS capital adequacy ratio, or there were at least 30 overdue days during the one year period preceding the date on which the bank’s BIS capital adequacy ratio is calculated; and

(2)	the borrower’s debt ratio (which is the ratio of the borrowers’ total outstanding borrowings, including borrowings from other financial institutions, to the borrower’s annual income) exceeds 250%.

For all other home mortgages, the bank must apply a 50% risk-weight ratio.

Under the Regulation on the Supervision of the Banking Business, banks must generally maintain allowances for credit losses in respect of their outstanding loans and other credits (including confirmed guarantees and acceptances and trust account loans) in an aggregate amount covering not less than:

•	0.5% of normal credits, excluding confirmed guarantees and acceptances (or 0.75% in the case of normal credits comprising loans to individuals and households, and 1% in the case of normal credits comprising outstanding credit card receivables and card loans);

•	2% of precautionary credits, excluding confirmed guarantees and acceptances (or 8% in the case of precautionary credits comprising loans to individuals and households, and 12% in the case of precautionary credits comprising outstanding credit card receivables and card loans);

•	20% of substandard credits;

•	50% of doubtful credits (or 55% in the case of doubtful credits comprising loans to individuals and households, and 60% in the case of doubtful credits comprising outstanding credit card receivables and card loans); and

•	100% of estimated loss credits.

See “—Recent Regulations Relating to Retail Household Loans” and “—Credit Card Business.”

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Bank Act. Banks may not invest an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a maturity of over three years. This stipulation does not apply to Korean government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea. The Financial Supervisory Commission also requires each Korean bank to:

•	maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100% and to make quarterly reports to the Financial Supervisory Service;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 85%;

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign currency assets, of not less than 0%;

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign currency assets, of not less than negative 10%; and

•	submit monthly reports with respect to the maintenance of these ratios.

The Monetary Policy Committee of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is:

•	5% of average balances for Won currency demand deposits outstanding;

•	1% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding; and

•	2% of average balances for Won currency time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding.

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to savings deposits outstanding and a 5% minimum reserve ratio is applied to demand deposits. A 1% minimum reserve ratio applies to offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Financial Exposure to Any Individual Customer and Major Shareholder

Under the Bank Act, the sum of large exposures by a bank—in other words, the total sum of its credits to single individuals, juridical persons or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions)—generally must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions). In addition, banks generally may not extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and any other transactions that directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or juridical person, or grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies as defined in the Monopoly Regulations and Fair Trade Act.

Recent amendments to the Bank Act, which became effective on July 28, 2002, strengthened restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10% (or 15% in the case of regional banks) in the aggregate of the bank’s total issued voting shares; or

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares subject to the shareholding restrictions on non-financial business group companies as described above), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act.

Under these amendments, banks may not extend credits to a major shareholder (together with persons who have a special relationship with that shareholder) in an amount greater than the lesser of (x) 25% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) and (y) the relevant major shareholder’s shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions). In addition, the total sum of credits granted to all major shareholders must not exceed 25% of the bank’s Tier I and Tier II capital (less any capital deductions).

Interest Rates

Korean banks generally depend on deposits as their primary funding source. There are no legal controls on interest rates on loans in Korea. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee of the Bank of Korea. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

Lending to Small- and Medium-Sized Enterprises

In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks are required to allocate a certain minimum percentage of any monthly increase in their Won currency lending to small- and medium-sized enterprises. Currently, this minimum percentage is 45% in the case of nationwide banks and 60% in the case of regional banks. If a bank does not comply with this requirement, the Bank of Korea may:

•	require the bank to prepay all or a portion of funds provided to that bank in support of loans to small- and medium-sized enterprises; or

•	lower the bank’s credit limit.

Disclosure of Management Performance

In order to assist the general public, especially depositors and shareholders, in monitoring bank management performance, the Financial Supervisory Commission requires commercial banks to make mandatory public disclosures of the following:

(1)	unprofitable loans (as defined by the Financial Supervisory Service) made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits), except where the loan exposure to that group is not more than (Won)4 billion;

(2)	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than (Won)1 billion as a result of that financial incident, or the governor of the Financial Supervisory Service has made a public announcement regarding the incident; and

(3)	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than (Won)1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans for the purpose of speculation in commodities or securities;

•	loans directly or indirectly secured by a pledge of a bank’s own shares, or secured by a pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•	loans directly or indirectly to finance political campaigns or related activities;

•	loans to any of the bank’s officers or employees, other than petty loans of up to (Won)20 million in the case of a general loan, (Won)50 million in the case of a general loan plus a housing loan or (Won)60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to (Won)20 million or general and housing loans of up to (Won)50 million in the aggregate.

Recent Regulations Relating to Retail Household Loans

The Financial Supervisory Commission recently implemented a number of changes to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. As a result of the rapid increase in retail household loans and related credit risks, the Financial Supervisory Commission and the Financial Supervisory Service increased the minimum provisioning requirements for retail household loans. These requirements, set forth in the following table, became effective in the second quarter of 2002.

Asset Quality Classification	Provisioning Ratio on Retail Household Loans
	Before	Current
Normal	0.5% or above	0.75% or above
Precautionary	2.0% or above	8.0% or above
Substandard	20.0% or above	20.0% or above
Doubtful	50.0% or above	55.0% or above
Estimated loss	100.0%	100.0%

In addition, due to a rapid increase in loans secured by homes and other forms of housing, the Financial Supervisory Commission and the Financial Supervisory Service implemented regulations designed to reduce the rate of increase in these loans. Effective from the third quarter of 2002, the Financial Supervisory Commission and the Financial Supervisory Service raised minimum provisioning requirements for new loans secured by housing located in the areas of wide-spread real property speculation, with respect to the portion of the new loan that exceeds the loan-to-value ratio of 60%, to 1.0% from 0.75% for normal loans and to 10.0% from 5.0% for precautionary loans. They also raised the minimum provisioning requirements for household loans classified as precautionary from 5.0% to 8.0% with effect from the fourth quarter of 2002. In a further effort to curtail extension of new or refinanced loans secured by housing, the Financial Supervisory Commission and the Financial Supervisory Service subsequently:

•	reduced the average loan-to-value ratio (the aggregate principal amount of credit over the appraisal value of collateral) that Korean commercial banks must maintain for new loans secured by housing located nationwide to below 60%; and

•	increased risk-weights for loans secured by housing meeting certain criteria in connection with the capital adequacy calculation for commercial banks.

More recently, on November 8, 2002, the Financial Supervisory Commission and the Financial Supervisory Service issued guidelines that:

•	require Korean commercial banks to implement stronger internal control systems and stricter credit review and approval policies with respect to loans secured by housing;

•	introduce sharing of information on multiple housing loans to a single borrower within the financial industry;

•	require Korean commercial banks to appoint two to three qualified market value appraisal institutions and to use the lowest of the appraisal valuations; and

•	discourage the use of incentive-based compensation systems by Korean commercial banks.

Furthermore, on October 29, 2003, the Financial Supervisory Commission announced more stringent guidelines that require Korean commercial banks to maintain loan-to-value ratios equal to or less than 40% for new loans secured by real estate located in the areas of wide-spread real property speculation.

See “Risk Factors—Risks relating to government regulation and policy—Government regulation of consumer lending, particularly mortgage and home equity lending, has become more stringent, which may hurt our consumer banking operations.”

Restrictions on Investments in Property

A bank may possess real estate property only to the extent necessary for the conduct of its business, unless the aggregate value of that property does not exceed 60% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Any property that a bank acquires by exercising its rights as a secured party, or which a bank is prohibited from acquiring under the Bank Act, must be disposed of within one year.

Restrictions on Shareholdings in Other Companies

Under the Bank Act, a bank may not own more than 15% of shares outstanding with voting rights of another corporation, except where, among other reasons:

•	that corporation engages in a category of financial businesses set forth by the Financial Supervisory Commission; or

•	the acquisition is necessary for the corporate restructuring of the corporation and is approved by the Financial Supervisory Commission.

In the above exceptional cases, a bank must satisfy either of the following requirements:

•	the total investment in corporations in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions); or

•	the acquisition satisfies the requirements determined by the Financial Supervisory Commission.

The Bank Act provides that a bank using its bank accounts and its trust accounts may not acquire the shares of another corporation that is a major shareholder of the bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the Korea Deposit Insurance Corporation and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% of that bank’s outstanding voting shares, unless they obtain the approval of the Financial Supervisory Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit, in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% of that bank’s outstanding voting shares, and in excess of 10%, 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Supervisory Commission in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor) may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Supervisory Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Supervisory Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the Korea Deposit Insurance Corporation on a quarterly basis. The rate is determined under the Enforcement Decree to the Depositor Protection Act, and may not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.025% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The Korea Deposit Insurance Corporation insures a maximum of (Won)50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. This limit does not apply to interest-free settlement accounts (for example, a checking account) during the period from January 1, 2001 to December 31, 2003 and therefore the whole amount deposited in such accounts is protected.

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Law, a bank’s net overpurchased and oversold positions may not exceed 20% of its shareholders’ equity as of the end of the prior month.

Credit Card Business

To enter the credit card business, a bank must register with the Financial Supervisory Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act of 1997, as amended. A registered bank engaging in the credit card business is regulated by the Financial Supervisory Commission, which has the right to review the operation of that bank and inspect its records to ensure compliance with the provisions of the Specialized Credit Financial Business Act. The Financial Supervisory Commission has the authority to suspend the operation of banks for up to six months and to cancel a license or registration, as the case may be, due to non-compliance with certain regulations under the Korean Specialized Credit Financial Business Act and certain administrative orders.

The Financial Supervisory Commission has recently implemented or proposed implementing a number of changes to the mechanisms by which we evaluate and report our credit card-related loan balances. From January 2003, the Financial Supervisory Commission applied the following minimum provisioning ratios under Korean GAAP to calculate allowance for doubtful credit card accounts as follows:

Asset Classifications	Provisioning Ratio
Normal	1.0% or above
Precautionary	12.0% or above
Substandard	20.0% or above
Doubtful	60.0% or above
Estimated loss	100%

See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio—Government regulation of our credit card operations has increased significantly.”

Trust Business

A bank must obtain approval from the Financial Supervisory Commission to engage in trust businesses. The Trust Act and the Trust Business Act govern the trust activities of banks, and they are subject to various legal and accounting procedures and requirements, including the following:

•	under the Bank Act, assets accepted in trust by a bank in Korea must be segregated from other assets in the accounts of that bank, which requires that banks engaged in both banking and trust businesses must maintain two separate accounts and two separate sets of records; and

•	depositors and other general creditors cannot obtain the assets comprising the trust accounts if the bank is liquidated or wound-up.

The bank must make a special reserve of 25% or more of fees and commissions from each unspecified money trust account for which a bank guarantees the principal amount and a minimum yield until the total reserve for that account equals 5% of the trust amount. Since January 1999, the Korean government has prohibited Korean banks from offering new guaranteed fixed rate trust account products whose principal and interest are guaranteed. In addition, a trustee bank must deposit with a court an amount equal to 0.05% of its paid-in capital each year until the aggregate amount of those deposits equals 10% or more of its paid-in capital. If that bank breaches its duty of care as a trustee and causes losses to its customers, the court deposits are available as compensation.

The Indirect Investment Asset Management Business Act, which applies to unspecified money trust account products under the Trust Business Act, securities investment trusts under the Securities Investment Trust Business Act, securities investment companies under the Securities Investment Company Act and variable insurance products under the Insurance Business Act, took effect on January 5, 2004. Under the Indirect Investment Asset Management Business Act, a bank will not be permitted to offer current unspecified money trust account products after July 5, 2004 (except under certain limited circumstances) and will be required to qualify as an asset management company by such date in order to be able to manage any investment trust products. Investment trust products will need to be established pursuant to a trust deed entered into between an asset management company and a trustee.

In the event that a bank qualifies and operates as an asset management company, a trustee or a custodian under the Indirect Investment Asset Management Business Act, it is required to establish relevant operation and management systems to prevent potential conflicts of interest among the banking business, the asset management business and the trustee or custodian business. These measures include:

•	prohibitions against officers, directors and employees of one particular business operation from serving as an officer, director and employee in another business operation;

•	prohibitions against the joint use or sharing of computer equipment or office equipment; and

•	prohibitions against the sharing of information by and among officers, directors and employees engaged in the different business operations.

In addition, a bank is also required to establish an Indirect Investment Asset Management Committee consisting of three directors, two of whom must be non-standing directors of such bank.

Laws and Regulations Governing Other Business Activities

A bank must register with the Ministry of Finance and Economy to enter the foreign exchange business, which is governed by the Foreign Exchange Transaction Law. A bank must obtain the permission of the Financial Supervisory Commission to enter the securities business, which is governed by regulations under the Korean Securities and Exchange Act. Under these laws, a bank may engage in the foreign exchange business, securities repurchase business, governmental/public bond underwriting business and governmental bond dealing business.

Item 4C. Organizational Structure

We are the direct or indirect parent company of a number of subsidiaries. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2003, including contribution to our total assets, net income, operating income and stockholders’ equity.

Subsidiary	Percentage of Ownership	Total Assets		Stockholders’ Equity		Operating Income		Net Income
	(in millions of Won)
KB Data Systems Corp.	99.98%	(Won)	17,899	(Won)	14,635	(Won)	1,352	(Won)	1,004
KB Futures Co., Ltd.	99.98		36,621		25,526		2,011		1,409
KB Investment Co., Ltd.	99.89		120,508		102,314		4,802		5,680
KB Asset Management Co., Ltd.	80.00		61,597		56,299		14,809		10,476
KB Real Estate Trust Co., Ltd.	99.99		281,047		121,455		16,858		10,855
KB Credit Information Co., Ltd.	76.74		25,173		17,767		5,384		3,587
Kookmin Finance Hong Kong Ltd.	100.00		211,079		59,295		(3,156)		(3,156)
Kookmin Bank International Ltd.	100.00		243,246		68,511		3,770		2,698
Kookmin Luxembourg S.A.	100.00		297,812		19,987		24,770		24,764

Further information regarding our subsidiaries is provided below.

•	KB Data Systems Corp. was established in Korea in September 1991 to provide software services to us and other financial institutions.

•	KB Futures Co., Ltd. was established in Korea in March 1997 to act as a broker-dealer for domestic and overseas futures transactions.

•	KB Investment Co., Ltd. was established in Korea in March 1990 to invest in and finance small- and medium-sized enterprises. KB Investment was merged with Frontier Investment Co., Ltd. and Kookmin Venture Capital Co., Ltd. effective as of December 31, 2001 and June 27, 2002, respectively. KB Investment was formerly known as Kookmin Bank Venture Capital Co., Ltd. until May 25, 2002.

•	KB Asset Management Co., Ltd. was established in April 1988 as a subsidiary of Citizens Investment Trust Company to provide trust account investment services. KB Asset Management was formerly known as Jooeun Investment Management Co., Ltd. until June 10, 2002.

•	KB Real Estate Trust Co., Ltd. was established in December 1996 to provide real estate development and brokerage services and assist small- and medium-sized construction companies by managing trusts related to the real estate industry. KB Real Estate Trust was formerly known as Jooeun Real Estate Trust Co., Ltd. until September 16, 2002.

•	KB Credit Information Co., Ltd. was established in October 1999 to collect delinquent loans and to check credit history. KB Credit Information was formerly known as Kookeun Credit Information Co., Ltd. (and prior to that was known as Jooeun Credit Information Co, Ltd.) and was merged with KM Credit Information Co., Ltd. on May 2, 2002.

•	Kookmin Finance Hong Kong Ltd. was established in July 1995 to provide a broad range of corporate banking services.

•	Kookmin Bank International Ltd. was established in the United Kingdom in November 1991 to provide a broad range of corporate banking services.

•	Kookmin Bank Luxembourg S.A. was established in Luxembourg in October 1991 to engage in financing activities in international markets.

•	Other Subsidiaries. For the year ended December 31, 2003, we derived revenues of (Won)969 billion and net loss of (Won)558 billion from our remaining subsidiaries, which individually do not account for a significant amount of our business.

Item 4D. Property, Plants and Equipment

Our registered office and corporate headquarters are located at 9-1, 2-ga, Namdaemoon-ro, Jung-Gu, Seoul 100-703, Korea. Information regarding certain of our properties in Korea is presented in the following table:

Type of Facility/Building	Location	Area (square meters)	Site (if different)
Registered office and Corporate Headquarters	9-1, 2-ga, Namdaemoon-ro,	23,084	—
	Jung-gu, Seoul 100-703
Headquarters building	36-3, Yoido-dong,	39,650	—
	Youngdeungpo-gu,
	Seoul 150-758
Headquarters building	Yoido, Seoul	33,616	—
Headquarters building	Yoido, Seoul	11,372	—
Headquarters building	Jongro-gu, Seoul	31,114	—
Headquarters building	Kangnam-gu, Seoul	24,477	—
Training Institute	Ilsan	12,223	207,659
Training Institute	Daechon	7,363	4,158
Training Institute	Sokcho	14,029	15,584
Training Institute	Cheonan	39,384	196,649
IT Center	Seoul	17,270	—
IT Center	Seoul	14,231	—

As of December 31, 2003, we had a countrywide network of 1,136 branches and sub-branches. Approximately one-third of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Hong Kong, Luxembourg and the United Kingdom and branches in Tokyo in Japan, Auckland in New Zealand and New York in United States. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2003 was (Won)1,924 billion.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A. Operating Results

Overview

The following discussion is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, except for (1) the segment analyses, which are prepared based on Korean GAAP and (2) the selected financial information under Korean GAAP, which is based on our consolidated financial statements prepared in accordance with Korean GAAP. The financial information below for each of 2003 and 2002 reflects the inclusion of the results of operations of former H&CB for the entire year, while the financial information for 2001 reflects such operations only for the two months from the date of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001.

Trends in the Korean Economy

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

From 2000 to 2003, financial and economic conditions generally improved in Korea. The general level of interest rates decreased, consumer demand for credit cards and other financial products increased, the overall level of non-performing corporate loans decreased and overall profitability increased. Nonetheless, the Korean government’s structural reforms in the corporate sector have not been fully implemented and the large corporate sector of the economy is still experiencing difficulties. For example, in March 2003 the principal creditor banks (including us) of SK Networks (formerly SK Global), a member company of the SK Group, commenced corporate restructuring procedures against SK Networks after the company publicly announced that its financial statements understated its debt by (Won)1.1 trillion and overstated its profits by (Won)1.5 trillion. We wrote off (Won)258 billion of loans, recorded loan loss provisions of (Won)216 billion and reversal of guarantee and acceptance provision of (Won)38 billion and recognized securities impairment losses of (Won)7 billion in 2003 in respect of our exposures to SK Networks. See “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio.” Furthermore, substantial growth in lending to small- and medium-sized enterprises has been accompanied by increasing delinquencies and a deterioration in overall asset quality, which is expected to continue. In 2003, under Korean GAAP, we recorded charge-offs of (Won)560 billion and provisions of (Won)610 billion in respect of our loans to small- and medium-sized enterprises. See “Item 3D. Risk Factors—Risk relating to our small- and medium-sized enterprise loan portfolio.”

In addition, financial institutions in Korea, including banks, credit card companies and commercial finance companies, have made significant investments and engaged in aggressive marketing in the consumer loan and credit card businesses to increase the volume of such loans, as competition in these areas in Korea has increased significantly in recent years. The rapid growth in consumer lending and credit card balances and loans has been accompanied by increasing delinquencies, loan loss provisions, non-performing loans and charge-offs, which has continued. In 2003, we recorded charge-offs of (Won)5,290 billion and provisions of (Won)4,752 billion in respect of our credit card portfolio, which contributed significantly to our net loss, and we expect to record additional charge-offs and provisions during 2004, which will have a negative impact on our results of operations. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio.” In particular, credit card delinquencies continued to rise during 2003 and the first quarter of 2004, which has led to financial difficulties for credit card companies. For example, in response to the liquidity problems that have been affecting LG Card, we and other creditor banks of LG Card agreed in November 2003 to provide a new (Won)2 trillion credit facility, secured by credit card receivables, to enable LG Card to resume cash operations, and also agreed to extend the maturity of a portion of

LG Card’s debt coming due in 2003 for one year. After the failure to auction LG Card to a buyer in December 2003, the principal creditors of LG Card tentatively agreed to a rescue plan in January 2004. In May 2004, LG Card completed a capital write-down of 97.7% as outstanding common shares and entered into a memorandum of understanding with the Korea Development Bank in connection with its restructuring plan. We recorded provisions of (Won)126 billion and recognized securities impairment losses of (Won)20 billion in 2003 in respect of our exposures to LG Card. See “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio—We have exposure to a number of Korean credit card companies and recent and future difficulties faced by these companies may have an adverse impact on us.”

As a result of growing concerns regarding the high levels of consumer borrowing and credit card usage in Korea and the deterioration in the retail lending and credit card portfolios of Korean financial institutions, in 2002 and 2003, the Korean government implemented various changes to the regulations governing loan loss provisioning for consumer loans and credit card receivables as well as credit card operations generally. See “Item 3D. Risk Factors—Risks relating to government regulation and policy” and “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

As a result of these unfavorable developments, as well as factors such as high oil prices, the weakness of the economy in parts of the world, the war in Iraq and its aftermath and heightened tensions with North Korea, the economic outlook for Korea in 2004 is uncertain.

Financial Impact of the Merger with H&CB

Under U.S. GAAP, we accounted for the merger with H&CB under the purchase method of accounting, with the former Kookmin Bank being the acquiring entity for accounting purposes. Our results of operations for each of the years ended December 31, 2002 and 2003 include the operations of H&CB for all of 2002 and 2003, respectively, unlike the figures for our results of operations for the year ended December 31, 2001 to which these figures are compared, which include such operations only from November 1, 2001. In addition, our assets, liabilities and stockholders’ equity at December 31, 2001 fully reflect the merger. You should consider the following discussion and analysis with these facts in mind. See “Item 4A. History and Development of the Company—The Merger of the former Kookmin Bank and H&CB” for additional information regarding the merger.

We recorded the assets and liabilities of H&CB at fair value. The total fair value of the assets we acquired was (Won)68,347 billion, and the total fair value of the liabilities we assumed was (Won)64,858 billion. We also recorded two intangible assets: one related to core deposit relationships and the other related to credit card relationships amounting to (Won)670 billion and (Won)222 billion, respectively, before the allocation of negative goodwill as discussed below. The core deposit intangible asset reflects the value of the acquired base of demand and savings deposit accounts of H&CB which we can expect to maintain for an extended period because of generally stable customer relationships. This intangible asset will be amortized in proportion to the estimated run-off of depositors on an accelerated basis over a weighted average life of approximately eight years. The credit card relationship intangible asset reflects the value of the acquired credit card relationships of H&CB. This intangible asset will be amortized on an accelerated basis over a weighted average life of approximately six years. In addition, we periodically perform an impairment review on these intangible assets when circumstances warrant such an evaluation, and any impaired amounts are written off. We performed an impairment test of the credit card intangible asset in 2002 and 2003, and there was no impairment as of December 31, 2002 and 2003, respectively.

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

Changes in Securities Values, Exchange Rates and Interest Rates

Fluctuations of exchange rates, interest rates and stock prices affect, among other things, the demand for our products and services, the value and rate of return on our assets, the availability and cost of funding and the financial condition of our customers. The following table shows for the dates indicated, the stock price index of all equities listed on the Korea Stock Exchange as published in the KOSPI, the Won to U.S. dollar exchange rates and benchmark Won borrowing interest rates.

	Dec. 31, 2000	June 30, 2001	Dec. 31, 2001	June 30, 2002	Dec. 31, 2002	June 30, 2003	Dec. 31, 2003
KOSPI	504.62	595.13	693.70	742.72	627.55	669.93	810.71
(Won)/US$ exchange rates (1)	1,267	1,303	1,314	1,205	1,186	1,196	1,192
Corporate bond rates (2)	8.27%	7.25%	7.04%	6.59%	5.68%	5.45%	5.58%
Treasury bond rates (3)	6.70%	5.93%	5.91%	5.65%	5.11%	4.16%	4.82%

(1)	Noon buying rate.
(2)	Measured by the yield on three-year AA- rated corporate bonds, as rated by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds.

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

We base the level of our allowance for loan losses on an evaluation of the risk characteristics of our loan portfolio. We consider factors such as historical loss experience, the financial condition of our borrowers and current economic conditions. We evaluate corporate loans and consumer loans in different ways, due to their respective characteristics, as follows:

•	We generally evaluate impaired corporate loans individually, due to the unique characteristics of individual corporate borrowers, and establish an allowance for loan losses for such loans. As described in more detail in our consolidated financial statements, we consider a loan impaired when, after considering risk characteristics and current information and events, we believe it is probable that we will be unable to collect all amounts owed under the contractual terms of the agreement, including principal and interest. Once we have identified loans as impaired, we generally value them either based on the present value of expected future cash flows discounted at their effective interest rate or, as a practical expedient, at a loan’s observable market price or the fair value of the collateral if a loan is collateral dependent. If the resulting value is less than the carrying value, we establish allowances for the difference.

•	We also establish an allowance for loan losses for corporate loans that we do not believe are impaired. This allowance is established for the aggregate pool of these loans based on our historical loss experience for these types of loans.

•	We establish an allowance for loan losses related to leases based on historical loss experience.

•	We generally evaluate consumer loans and certain smaller balance corporate loans, including mortgages and home equity loans and credit card balances, as individual pools for loan loss reserve purposes due to their homogeneous nature, and establish an allowance for loan losses relating to each pool based on historical loss experience.

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

Our consolidated financial statements for the year ended December 31, 2003 included a total loan loss allowance of (Won)5,829 billion as of that date (including allowances with respect to guarantees and acceptances). Our total loan charge-offs, net of recoveries, amounted to (Won)6,621 billion and our provision for losses on loans, guarantees and acceptances amounted to (Won)7,167 billion in 2003.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and investments in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.

•	Trading assets and liabilities: Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading assets and liabilities also include derivatives used for trading purposes as well as those used for other than trading purposes that do not qualify for hedge accounting and foreign exchange spot contracts. Trading positions are carried at fair value and recorded on a trade date basis, with changes in fair value recognized in net trading revenue as they occur.

•	Debt and marketable equity securities: We classify our investments in debt and marketable equity securities as available-for-sale when we intend to hold the securities for an indeterminable period of time or when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. Available-for-sale securities are reported at fair value. Unrealized gains and losses are excluded from earnings and reported in a separate component of stockholders’ equity. Any other-than-temporary declines in the fair value of available-for-sale securities results in the recognition of realized loss in earnings. We carry our investments in held-to-maturity debt securities at amortized cost if we intend and have the ability to hold them to maturity. Declines in fair value of individual held-to-maturity securities below their amortized cost that are other-than-temporary result in write-downs of the securities to their fair value.

•	Nonmarketable or restricted equity securities: Some equity securities do not have readily determinable marketable values or have sales restrictions exceeding one year. We carry such securities at cost, with any other-than-temporary impairment recorded in earnings. The fair values of nonmarketable equity securities are based on the latest obtainable net asset value of the investees, which often reflect cost or other reference events. The fair values of restricted equity securities are based on the latest market value of the related nonrestricted securities less a restriction discount. Any changes in the information or assumptions used in obtaining the fair values could significantly affect the fair value of these investments.

•	Investments in venture capital activities: Certain of our subsidiaries engage exclusively in venture capital activities. We carry venture capital investments at fair value with net changes in fair value recognized as noninterest income or expense. The fair values of publicly traded securities these subsidiaries hold are generally based on quoted market prices. Securities that these subsidiaries hold that are not publicly traded are originally recorded at cost, which is deemed to be fair value as of the acquisition date. Subsequent to that date we estimate fair value based on investee transactions with unaffiliated parties or based on our review of the investee’s financial results and condition. If such information is not readily available, the fair values are based on the latest obtainable net asset value of the investees. Any changes to these assumptions could significantly affect the fair values of these investments.

If available, quoted market prices provide the best indication of fair value. We determine the fair value of our securities and financial instruments using quoted market prices when available, including quotes from dealers trading those securities or instruments. If quoted market prices are not available, we determine the fair value based on pricing or valuation models, quoted prices of instruments with similar characteristics or discounted cash flows. The fair values calculated based on pricing and valuation models or discounted cash flow analysis are subject to various assumptions used which, if changed, could significantly affect the fair values of the investments. These assumptions relate to discount rates, cash flows and certain modeling techniques, among other things. For certain nonmarketable or restricted securities, we may periodically utilize external valuations performed by qualified independent evaluators.

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

We believe that the accounting estimates related to the fair market value of our various securities is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on factors beyond our control; and (2) any significant difference between our estimated fair value of these securities on any particular date and either their estimated fair value on a different date or the actual proceeds that we receive upon sale of these securities could result in valuation losses or losses on disposal which may have a material impact on our net income. Our assumptions about the fair market value of securities we hold, and in particular whether or not any decline in the value of our available-for-sale or held-to-maturity securities is temporary, require significant judgment because actual valuations have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Intangible Assets Acquired

We acquired core deposit and credit card relationship intangible assets upon our merger with H&CB and Kookmin Credit Card. We recorded these intangible assets at their estimated fair values. The core deposit intangible asset reflects the value of the base of demand deposits and savings accounts acquired, which we can expect to maintain for an extended period because of generally stable customer relationships. The fair value of this asset was based principally upon the estimates of (1) the funding benefits that these deposits provide relative to our alternative funding sources and (2) the projected run-off of the related customer accounts. The credit card relationship intangible asset reflects the value of the credit card relationships acquired from which we expect to derive future benefits over the estimated life of such relationships. The fair value of this asset was based principally upon the estimates of (1) the profitability of the acquired accounts and (2) the projected run-off of the acquired accounts. We will amortize these intangible assets over their estimated useful lives, which range from approximately six to eight years, on an accelerated basis. Any changes to the assumptions used in determining the fair values or the estimated useful lives of such assets could significantly affect the carrying values of these intangible assets. We periodically perform an impairment review on these intangible assets when circumstances warrant such an evaluation, and any impaired amounts are written off.

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

Results of Operations

Results of operations for each of the three years presented below do not include results for subsidiaries that we disposed of in 2002, the results of which have been aggregated as “discontinued operations” in each of 2001 and 2002 and are discussed separately.

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year ended December 31,						Year ended December 31,
	2001		2002		2003		2002/2001	2003/2002
	(in billions of Won, except percentages)						(% change)
Interest and dividend income
Loans, including fees (1)	(Won)	7,023	(Won)	11,824	(Won)	12,062	68.4%	2.0%
Trading securities		172		112		105	(34.9)	(6.3)
Investment securities		1,540		1,419		1,513	(7.9)	6.6
Call loans and securities purchased under resale agreements		101		34		61	(66.3)	79.4
Deposits		59		61		14	3.4	(77.0)

Total interest and dividend income		8,895		13,450		13,755	51.2	2.3

Interest expense
Deposits		3,537		4,543		4,137	28.4	(8.9)
Call money		39		71		65	82.1	(8.5)
Other borrowed funds		558		521		598	(6.6)	14.8
Secured borrowings		297		325		476	9.4	46.5
Long-term debt		886		1,274		1,186	43.8	(6.9)

Total interest expense		5,317		6,734		6,462	26.7	(4.0)

Net interest income	(Won)	3,578	(Won)	6,716	(Won)	7,293	87.7%	8.6%

Net interest margin (2)		3.57%		4.02%		4.00%

(1)	Fees primarily include annual fees on credit cards.
(2)	The ratio of net interest income to average interest earning assets. See “Item 3A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2003 to 2002

Interest and dividend income.    Interest and dividend income increased 2.3% from (Won)13,450 billion in 2002 to (Won)13,755 billion in 2003, primarily due to a 2.0% increase in interest and fees on loans and a 6.6% increase in interest and dividends from investment securities. The average balance of our interest earning assets increased 9.1% from (Won)167,073 billion in 2002 to (Won)182,320 billion in 2003, principally as a result of increased consumer loan demand as a result of both higher levels of consumer spending and our marketing efforts, which more than offset a decline in average yields from 8.05% in 2002 to 7.54% in 2003.

The 2.0% increase in interest and fees on loans from (Won)11,824 billion in 2002 to (Won)12,062 billion in 2003 was primarily the result of:

•	a 13.9% increase in the average volume of consumer loans other than mortgage and home equity loans from (Won)25,519 billion in 2002 to (Won)29,077 billion in 2003, which was partially offset by a decrease of 19 basis points in average yields on such loans from 8.35% in 2002 to 8.16% in 2003;

•	a 13.9% increase in the average volume of commercial and industrial loans from (Won)38,733 billion in 2002 to (Won)44,134 billion in 2003, which was partially offset by a decrease of 61 basis points in average yields on such loans from 7.08% in 2002 to 6.47% in 2003;

•	a 20.6% increase in the average volume construction loans from (Won)5,336 billion in 2002 to (Won)6,433 billion in 2003, which was enhanced by an increase of 42 basis points in average yields on such loans from 7.20% in 2002 to 7.62% in 2003; and

•	a 17.2% increase in the average volume of mortgage and house equity loans from (Won)41,422 billion in 2002 to (Won)48,535 billion in 2003, which was partially offset by a decrease of 90 basis points in average yields on such loans from 7.94% in 2002 to 7.04% in 2003.

This increase was partially offset by a 16.8% decline in the average volume of credit card balances, primarily in cash advances and credit card loans, from (Won)19,840 billion in 2002 to (Won)16,498 billion in 2003, partially offset by an increase of 129 basis points in average yields on credit card balances from 15.96% in 2002 to 17.25% in 2003.

The average volume of our loans increased principally as a result of increased demand for mortgage and home equity and other consumer loans, due to generally higher levels of consumer borrowing in Korea, as well as for small- and medium-sized enterprise loans. Our average volume growth in mortgage and home equity loans and other consumer loans also reflected the effects of our increased marketing efforts with respect to our retail loan products, which effects were offset to some extent by government efforts to control the level of outstanding consumer debt in Korea. Such volume growth was also partially offset by the substantial decrease in the average volume of our credit card balances as a result of a high level of charge-offs, as well as increased market saturation, competition and government regulation in the credit card business. Our average yield on loans decreased 65 basis points from 8.86% to 8.21% principally as a result of the decline in average yields on mortgage and home equity loans and on commercial and industrial loans, both of which were due to the general decline in market interest rates in Korea from 2002 to 2003. These decreases were partially offset by the increase in average yields on credit card balances, which resulted from industry-wide rate increases designed to enhance the profitability of credit card operations in the face of increasing delinquencies and lower volume growth, as well as the application of penalty interest on higher delinquent balances.

Our securities portfolio consists primarily of investment securities, of which 82.6% represented debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Korea Electric Power Corporation, the Korea Deposit Insurance Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) and debt securities issued by financial institutions and other Korean banks as of December 31, 2003. Interest and dividends on investment securities increased 6.6% from (Won)1,419 billion in 2002 to (Won)1,513 billion in 2003. This increase was primarily due to an increase in the proportion of debt securities invested in trust beneficiary certificates as a result of a shift to more income generating investments in 2003. The effect of this increase was partially offset by a 45 basis point decline in average yields from 5.66% in 2002 to 5.21% in 2003, as a result of the general decline in market interest rates in Korea from 2002 to 2003.

Interest Expense.    Interest expense decreased 4.0% from (Won)6,734 billion in 2002 to (Won)6,462 billion in 2003, primarily due to a 8.9% decline in interest expense on deposits and a 6.9% decline in interest expense on long-term debt, which were partially offset by a 46.5% increase in interest on secured borrowings and a 14.8% increase in interest on other borrowed funds. The average balance of our interest bearing liabilities increased 7.6% from (Won)154,978 billion in 2002 to (Won)166,682 billion in 2003, principally as a result of growth in deposits and other borrowed funds, which was offset by a 47 basis point decline in average cost from 4.35% in 2002 to 3.88% in 2003.

The 8.9% decline in interest expense on deposits from (Won)4,543 billion in 2002 to (Won)4,137 billion in 2003 was primarily the result of:

•	a 53 basis point decline in the average interest rate paid on other time deposits from 4.91% in 2002 to 4.38% in 2003, which was partially offset by a 1.9% increase in the average volume of such deposits from (Won)66,454 billion in 2002 to (Won)67,733 billion in 2003;

•	an 87 basis point decline in the average interest rate paid on mutual installment deposits from 6.24% in 2002 to 5.37% in 2003, which was enhanced by a 2.4% decline in the average volume of such deposits from (Won)12,235 billion in 2002 to (Won)11,946 billion in 2003; and

•	a 26 basis point decline in the average interest rate paid on savings deposits from 1.17% in 2002 to 0.91% in 2003, which was partially offset by a 9.0% increase in the average volume of such deposits from (Won)35,206 billion in 2002 to (Won)38,368 billion in 2003.

These declines in the average interest paid on such deposits resulted from the general decline in market interest rates in Korea from 2002 to 2003, while the overall increase in the average volume of such deposits was primarily attributable to increased demand for deposit products.

Interest expense on long-term debt declined 6.9% from (Won)1,274 billion in 2002 to (Won)1,186 billion in 2003 as a result of a decrease in both the average cost and average volume of such debt. The average interest rate paid on our long-term debt declined 26 basis points from 6.29% in 2002 to 6.03% in 2003, due to the general decline in market interest rates in Korea from 2002 to 2003 and as we replaced maturing long-term debt with lower cost long-term debt. The average volume of our long-term debt declined 2.9% from (Won)20,260 billion in 2002 to (Won)19,678 billion in 2003 as we replaced such debt with other borrowed funds due to the lower borrowing costs for such funds.

The 46.5% increase in interest expense on secured borrowings from (Won)325 billion in 2002 to (Won)476 billion in 2003 was the result of an increase in the average interest rate paid on such borrowings. The average interest rate paid on our secured borrowings increased 32 basis points from 5.52% in 2002 to 5.84% in 2003, principally as a result of our special purpose vehicles issuing asset-backed securities at higher interest rates than prevailing market rates due to the lower asset quality of the underlying securitized assets.

The 14.8% increase in interest expense on other borrowed funds, which consist primarily of short-term borrowings, borrowings from the Bank of Korea, short-term foreign currency borrowings, short-term debentures and borrowing from our trust accounts, from (Won)521 billion in 2002 to (Won)598 billion in 2003 was due to an increase in the average volume of such borrowings, which was partially offset by a decrease in the average interest rate paid with respect to such borrowings. The average volume of short-term borrowings other than borrowings from the Bank of Korea increased 46.0% from (Won)9,077 billion in 2002 to (Won)13,250 billion in 2003, while the average volume of borrowings from the Bank of Korea declined 23.7% from (Won)1,337 billion in 2002 to (Won)1,020 billion in 2003. The increase in the average volume of other borrowed funds was primarily due to the issuance of more short-term Won-denominated debentures as this funding source became more attractive as a result of its lower cost. The average interest rates paid on short-term borrowings other than borrowings from the Bank of Korea decreased 106 basis points from 5.38% in 2002 to 4.32% in 2003, and the average interest rates paid on borrowings from the Bank of Korea declined two basis points from 2.47% in 2002 to 2.45% in 2003. The decrease in the average cost of other borrowed funds was primarily due to our greater reliance on lower cost Won-denominated debentures as a funding source, as well as the general decline in market interest rates in Korea from 2002 to 2003.

Net interest margin.    Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin declined from 4.02% in 2002 to 4.00% in 2003. Net interest income increased 8.6% from (Won)6,716 billion in 2002 to (Won)7,293 billion in 2003. The average volume of our interest earning assets increased 9.1% from (Won)167,073 billion in 2002 to (Won)182,320 billion in 2003. The decline in net interest margin was largely due to the replacement of credit card balances with other loans that generally earn interest at lower rates, such as retail loans, as well as the declines in average yields on mortgage and home equity loans and on investment securities.

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

These average volume increases were primarily attributable to the full-year impact of the merger with H&CB, increased demand for deposit products and the tendency of retail customers in Korea to deposit their money in banks perceived as stronger, like us. As a result of the merger, we acquired deposits of H&CB in the aggregate amount of (Won)51,861 billion, including time deposits (other than certificates of deposit) of (Won)32,382 billion, savings deposits of (Won)1,593 billion and mutual installment deposits of (Won)5,753 billion as of November 1, 2001. These deposits were included in the calculation of our average balances and interest rates for all of 2002 but only two months of 2001, and, accordingly, the impact of these liabilities has been significantly greater on our results for 2002 than on our results for 2001. The increase in interest expense as a result of increased average deposits was partially offset by a decrease in the average cost of interest bearing deposits due to the general decline in market interest rates in Korea from 2001 to 2002. The average interest rate paid on our time deposits (other than certificates of deposit), which accounted for 43.0% of our average interest bearing liabilities in 2002, decreased from 7.21% in 2001 to 4.91% in 2002. The average interest rate paid on our savings deposits, which accounted for 22.7% of our average interest bearing liabilities in 2002, decreased from 1.88% in 2001 to 1.17% in 2002. The average interest rate on our mutual installment deposits, which accounted for 7.9% of our average interest bearing liabilities in 2002, decreased from 7.78% in 2001 to 6.24% in 2002.

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

The 6.6% decrease in interest expense on other borrowed funds from (Won)558 billion in 2001 to (Won)521 billion in 2002 was due to a decrease in the average interest rate paid with respect to such borrowings, partially offset by an increase in the average volume of such borrowings. The average interest rates paid on short-term borrowings other than borrowings from the Bank of Korea decreased 136 basis points from 6.74% in 2001 to 5.38% in 2002 and the average interest rates paid on borrowings from the Bank of Korea decreased 83 basis points from 3.30% in 2001 to 2.47% in 2002. The decrease in the average cost of other borrowed funds was primarily due to the general decline in market interest rates in Korea from 2001 to 2002. The average volume of short-term borrowings other than borrowings from the Bank of Korea increased 17.6% from (Won)7,717 billion in 2001 to (Won)9,077 billion in 2002 and the volume of borrowings from the Bank of Korea increased 16.1% from (Won)1,152 billion in 2001 to (Won)1,337 billion in 2002. The increase in the average volume of other borrowed funds was primarily due to the full-year impact of the merger with H&CB, the issuance of more short-term Won-denominated debentures as this funding source became more attractive as a result of its lower volatility with respect to duration and cost, coupled with the general decrease in the cost of such borrowings and, with regard to borrowings from the Bank of Korea, increased utilization of this funding source as a result of a decision by the Bank of Korea to allocate more funding to us.

Net interest margin.    Our overall net interest margin increased from 3.57% in 2001 to 4.02% in 2002. Net interest income increased 87.7% from (Won)3,578 billion in 2001 to (Won)6,716 billion in 2002. The average volume of our interest earning assets increased 66.7% from (Won)100,220 billion in 2001 to (Won)167,073 billion in 2002. The increase in net interest margin was largely due to the more significant decline in the interest rates we paid on our deposits when compared to the decline in the interest rates we charged on our loans in 2002, in part as a result of our effort to lower deposit rates more quickly than interest rates charged on loans were declining. In addition, compared to 2001, in 2002 we received more payments of interest on credit card loans and fees on cash advances, which were generally at higher rates of interest than many of our other loans.

Provision for Loan Losses

For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

Comparison of 2003 to 2002

Our provision for loan losses increased substantially from (Won)3,909 billion in 2002 to (Won)7,192 billion in 2003, as a result of higher provisions in respect of our credit card, retail and corporate loan portfolios due to:

•	significant deterioration in the asset quality of our credit card and retail loan portfolios, demonstrated by continuing increases in delinquencies and non-performing loans;

•	continued re-aging of outstanding delinquent credit card balances into restructured loans and substituted cash advances, which may have a higher delinquency rate and a higher degree of risk and are considered separately for purposes of determining loan loss allowances;

•	continued growth in our retail loan portfolio; and

•	growth in, and deterioration of the asset quality of, our loans to small- and medium-sized enterprise borrowers.

Our loan charge-offs, net of recoveries, increased 220.8% from (Won)2,064 billion in 2002 to (Won)6,621 billion in 2003. Of the (Won)4,557 billion increase, (Won)3,466 billion, (Won)539 billion and (Won)552 billion represented increases in net charge-offs of outstanding credit card balances, retail loans and corporate loans, respectively.

As a result of such charge-offs, overdue balances in our credit card portfolio decreased 28.8% from (Won)4,657 billion as of December 31, 2002 to (Won)3,317 billion as of December 31, 2003. However, our provisions for credit card balances increased due to continuing increases in delinquency rates and weakness in the Korean economy.

After net charge-offs, overdue balances in our retail loan portfolio decreased 17.0% from (Won)7,495 billion as of December 31, 2002 to (Won)6,221 billion as of December 31, 2003. Overdue balances in our corporate loan portfolio also decreased 15.2% from (Won)2,824 billion as of December 31, 2002 to (Won)2,396 billion as of December 31, 2003. However, significant increases in retail and small- and medium-sized enterprise loans and increases in delinquency rates, as well as continued weakness in the Korean economy, result in higher provisioning for these assets.

Comparison of 2002 to 2001

Our provision for loan losses increased from (Won)1,270 billion in 2001 to (Won)3,909 billion in 2002 as a result of higher provisions in respect of our credit card and retail loan portfolios due to:

•	the full-year effect of the merger with H&CB, resulting in a larger average balance of such loans during 2002;

•	continuing increases in delinquencies and non-performing loans in our credit card and consumer loan portfolios; and

•	the re-aging of outstanding delinquent credit card balances into restructured loans and substituted cash advances, which may have a higher delinquency rate and a higher degree of risk and are considered separately for purposes of determining loan loss allowances.

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

Similarly, even after net charge-offs, significant increases in retail loans other than mortgage loans and home equity loans and increased overdue balances in our retail loan portfolio, which increased 36% from (Won)5,502 billion as of December 31, 2001 to (Won)7,495 billion as of December 31, 2002, resulted in higher provisioning for these assets.

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

	As of December 31,
	2001	2002	2003
Impaired loans as a percentage of total corporate loans	12.8%	9.3%	9.8%
Allowance for loan losses as a percentage of total corporate loans	5.9	4.2	4.2
Allowance for loan losses as a percentage of impaired loans	38.5	34.3	28.4

During 2003, impaired loans as a percentage of total corporate loans increased, the level of allowance for loan losses as a percentage of impaired loans decreased and the level of allowance for loan losses as a percentage of total corporate loans remained stable, as the decrease in outstanding balances resulting from charge-offs was more than offset by new loans to small- and medium-sized enterprises and as non-performing loans charged off were replaced by new delinquencies in the small- and medium-sized enterprise loan portfolio, leading to an improved overall mix of impaired loans.

During 2002, impaired loans as a percentage of total corporate loans, allowance for loan losses as a percentage of total corporate loans and allowance for loan losses as a percentage of impaired loans all decreased due to decreased levels of impaired and non-performing loans primarily as a result of charge-offs in 2002 and the application of stricter credit standards with respect to new corporate loans which improved the quality of our loan portfolio.

Consumer Loans.    We establish allowances for loan losses for consumer loans (including credit card receivables) based on historical losses as well as delinquencies and changes in underwriting and credit monitoring policies. We also analyze government economic data when considering consumer bankruptcies and delinquency rates as well as the build-up of consumer debt in Korea. The following table shows, for the periods indicated, certain information regarding our non-performing loans to the consumer sector.

	As of December 31,
	2001	2002	2003
Non-performing loans as a percentage of total consumer loans	1.6%	2.3%	2.4%
Allowance for loan losses as a percentage of total consumer loans	1.2	3.2	3.8
Allowance for loan losses as a percentage of non-performing consumer loans	23.9	32.5	30.0

During 2003, non-performing consumer loans as a percentage of total consumer loans increased despite higher charge-offs as a result of continuing increases in delinquencies and non-performing loans in our credit card and retail loan portfolios. The level of allowance for loan losses as a percentage of total consumer loans increased as we increased our allowance for existing and new consumer loans as a result of continuing increases in delinquencies and non-performing loans in our credit card and retail loan portfolios. The level of allowance for loan losses as a percentage of non-performing consumer loans, however, decreased as non-performing loans that were secured with collateral, which require a lower allowance level, were not charged off as quickly as those that were unsecured due to the possibility of recovery as a result of the underlying collateral.

During 2002, non-performing consumer loans as a percentage of total consumer loans increased despite higher charge-offs as a result of continuing increases in delinquencies and non-performing loans in our credit card and retail loan portfolios and the re-aging of outstanding credit card balances, following which these balances were no longer deemed non-performing until additional time had passed. The level of allowance for loan losses as a percentage of total consumer loans and the level of allowance for loan losses as a percentage of non-performing consumer loans both increased as we increased our allowance for existing and new consumer loans as a result of continuing increases in delinquencies and non-performing loans in our credit card and retail loan portfolios.

Non-Interest Income

The following table shows, for the periods indicated, the components of our non-interest income.

	Year ended December 31,						Year ended December 31,
	2001		2002		2003		2002/2001	2003/2002
	(in billions of Won)						(% change)
Credit card merchant fees	(Won)	880	(Won)	1,092	(Won)	1,049	24.1%	(3.9)%
Other fees and commission income (excluding credit card merchant fees)		325		867		853	166.8	(1.6)
Net trading revenue		120		458		163	281.7	(64.4)
Trust fees, net		211		376		289	78.2	(23.1)
Net gain on investments		43		130		387	202.3	197.7
Other non-interest income		186		175		173	(5.9)	(1.1)

Total non-interest income	(Won)	1,765	(Won)	3,098	(Won)	2,914	75.5%	(5.9)%

Comparison of 2003 to 2002

Non-interest income decreased 5.9% from (Won)3,098 billion in 2002 to (Won)2,914 billion in 2003. This decrease was attributable primarily to a (Won)295 billion decrease in net trading revenue from (Won)458 billion in 2002 to (Won)163 billion in 2003. This decrease was partially offset by a (Won)257 billion increase in net gain on investments from (Won)130 billion in 2002 to (Won)387 billion in 2003.

Net trading revenue represents net realized and unrealized gains on securities and derivatives in our trading portfolio. The 64.4% decline in net trading revenue resulted from a (Won)119 billion decline in net gain on trading-related revenue from disposals and revaluations of equity securities from (Won)166 billion in 2002 to (Won)47 billion in 2003 and an (Won)87 billion decline in net gain on trading-related revenue from disposals and revaluations of debt securities from (Won)103 billion in 2002 to (Won)16 billion in 2003. These declines resulted from a decrease in the trading volume of equity and debt securities due to reallocation of our resources to investment securities.

Net gain on investments consists of gains on equity securities, debt securities and gains on other investments, net of corresponding losses. The 197.7% increase in net gain on investments was attributable principally to gains on equity securities, as a result of a decrease in impairment loss on such securities due to the general improvement of conditions in the Korean equity market in 2003.

Comparison of 2002 to 2001

Non-interest income increased 75.5% from (Won)1,765 billion in 2001 to (Won)3,098 billion in 2002. This increase was attributable primarily to:

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

Other fees and commission income (excluding credit card merchant fees) consists of commissions received on remittances, fund management and letters of credit and other fees and commissions. The 166.8% increase in such income was attributable principally to the full-year impact of the merger with H&CB, which led to an increase in commissions received from our management of the National Housing Fund and an increase in various types of commission fees relating to our banking operations. Fee and commission income also increased as a result of higher volumes of fees being paid in connection with loan repayments, as more customers made early repayments, and increasing use of our retail services, including our ATMs and our electronic banking, securities and beneficiary certificate businesses.

The 281.7% increase in net trading revenue resulted from a (Won)164 billion increase in net gain on trading-related revenue from disposals and revaluations of equity securities from (Won)2 billion in 2001 to (Won)166 billion in 2002, a (Won)101 billion increase in net gain on trading-related revenue from disposals and revaluations of foreign exchange spot contracts and derivative instruments from (Won)88 billion in 2001 to (Won)189 billion in 2002 and a (Won)73 billion increase in net gain on trading-related revenue from disposals and revaluations of debt securities from (Won)30 billion in 2001 to (Won)103 billion in 2002. These increases resulted from the full-year effect of the merger with H&CB, the decrease in market interest rates which increased the value of our debt securities and the depreciation of the U.S. dollar against the Korean won which caused us to record gains on foreign exchange transactions based on the terms of the derivatives and currency swaps we held.

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

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense.

	Year ended December 31,						Year ended December 31,
	2001		2002		2003		2002/2001	2003/2002
	(in billions of Won)						(% change)
Salaries and employee benefits	(Won)	1,051	(Won)	1,586	(Won)	1,657	50.9%	4.5%
Other administrative expenses		409		834		713	103.9	(14.5)
Other fees and commissions		323		701		523	117.0	(25.4)
Depreciation and amortization		165		443		526	168.5	18.7
Credit card fees		240		390		521	62.5	33.6
Other non-interest expenses		166		433		466	160.8	7.6

Total non-interest expense	(Won)	2,354	(Won)	4,387	(Won)	4,406	86.4%	0.4%

Comparison of 2003 to 2002

Non-interest expense remained relatively stable at (Won)4,406 billion in 2003 compared to (Won)4,387 billion in 2002 due to:

•	a (Won)131 billion increase in credit card fees from (Won)390 billion in 2002 to (Won)521 billion in 2003;

•	an (Won)83 billion increase in depreciation and amortization from (Won)443 billion in 2002 to (Won)526 billion in 2003;

•	a (Won)178 billion decrease in other fees and commissions from (Won)701 billion in 2002 to (Won)523 billion in 2003; and

•	a (Won)121 billion decrease in other administrative expenses from (Won)834 billion in 2002 to (Won)713 billion in 2003.

Credit card fees include fees and commissions paid to our sales agents, expenses related to awarding mileage and bonus points to our credit card customers and fees and commissions paid to our member merchants. The 33.6% increase in credit card fees from 2002 to 2003 resulted mainly from increased fees paid in connection with collection activities in respect of overdue credit card receivables.

The 18.7% increase in depreciation and amortization from 2002 to 2003 resulted mainly from an increase in depreciation of purchased office equipment.

Other fees and commission expenses consist primarily of contributions to the Korea Credit Guarantee Fund and the Housing Credit Guarantee Fund for loan guarantees, premiums paid to the Korea Deposit Insurance Corporation for deposit insurance, commissions paid to loan collection agents on overdue loans (other than credit card receivables) and related fees. The 25.4% decline in other fees and commission expenses from 2002 to 2003 was principally due to a decrease in fees paid in respect of mortgage loans.

The 14.5% decline in other administrative expenses (which include other employee benefits, advertising, public relations, sales promotion and data processing expenses) from 2002 to 2003 was primarily attributable to a decrease in advertising and sales promotion expenses.

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

The 103.9% increase in other administrative expenses from 2001 to 2002 was primarily attributable to the full-year impact of the merger with H&CB as well as merger-related expenses such as costs relating to the integration of our IT infrastructure and the rebranding of our operations.

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

The 160.8% increase in other non-interest expenses from 2001 to 2002 resulted mainly from a (Won)146 billion increase in losses on sales of mostly corporate loans that had been previously transferred to special purpose entity subsidiaries in connection with securitization transactions that have been accounted for as secured borrowings and a (Won)38 billion increase in tax expenses other than income tax relating to education-related taxes.

The 62.5% increase in credit card fees from 2001 to 2002 resulted mainly from an increase in the number and charge volume of our credit cards, which primarily resulted from the full-year impact of the merger with H&CB, and the incurrence of additional expenses in connection with our BC Card operations.

Income Tax Expense (Benefit)

Comparison of 2003 to 2002

Income tax expense of (Won)597 billion in 2002 changed to an income tax benefit of (Won)367 billion in 2003 as a result of the net loss incurred in 2003 and an increase in our deferred income tax assets from 2002 to 2003. The effect of this increase was partially offset by (Won)123 billion of income tax accrued in 2003 in respect of prior periods. The statutory tax rate applicable to us was approximately 29.7% in 2002 and 2003. From 2005, the statutory rates will be lowered two percentage points to 27.5% applicable to taxable income in excess of (Won)100 million and 14.3% applicable to taxable income of (Won)100 million or below. Our effective tax rate was 38.8% in 2002.

Comparison of 2002 to 2001

Income tax expense decreased 7.7% from (Won)647 billion in 2001 to (Won)597 billion in 2002 as a result of an increase in our deferred income tax assets from 2001 to 2002. The statutory tax rate applicable to us was approximately 30.8% in 2001 and 29.7% in 2002. Our effective tax rates were 37.4% in 2001 and 38.8% in 2002, which were higher than the statutory tax rates as a result of our inability to deduct certain expenses, such as certain types of goodwill, from our taxable income.

Minority Interest

Comparison of 2003 to 2002

Minority interest represents the allocation to minority shareholders of their interests in the gain or loss of our non-wholly owned consolidated subsidiaries. Income attributable to minority interests declined 75.4% from (Won)211 billion in 2002 to (Won)52 billion in 2003. The income in 2002 was due primarily to the deduction of the portion of the loss suffered by our Kookmin Credit Card operations in 2002 that was attributable to the interests of minority shareholders, which was eliminated in 2003 due to the merger of Kookmin Credit Card with us.

Comparison of 2002 to 2001

Expense attributable to minority interests was (Won)84 billion in 2001 compared to income of (Won)211 billion in 2002. The income in 2002 was due primarily to the deduction of the portion of the loss suffered by our Kookmin Card operations in 2002 that was attributable to the interests of minority shareholders.

Net Income from Discontinued Operations After Tax

Comparison of 2003 to 2002

Net income from discontinued operations after tax represents that portion of our net income derived from the operations of subsidiaries that we have disposed of during the year. We had no such income in 2003.

Comparison of 2002 to 2001

Net income from discontinued operations after tax in 2002 represents that portion of our net income derived from the operations of Kookmin Leasing, KB Asset Management and Alpha Capital Corporation (formerly Jooeun Leasing), which are subsidiaries that we disposed of during 2002. Net income from discontinued operations after tax increased over ten-fold from (Won)8 billion in 2001 to (Won)97 billion in 2002. This increase was primarily attributable to the elimination of debt of Kookmin Leasing through early redemption, forgiveness of loans and swaps of debt for equity or lower interest rate convertible bonds.

Net Income

As a result of the above, our net loss was (Won)947 billion in 2003, as compared to net income of (Won)1,252 billion in 2002 and (Won)992 billion in 2001.

Results under Korean GAAP by Principal Business Segment

We are organized into four major business segments: retail banking, credit card operations, corporate banking and international banking and capital markets. The following discussion is based upon our internal management account information, prepared based on Korean GAAP. The following table shows, for the periods indicated, our results of operation by segment based on this information.

	Net Income (1) Year ended December 31,						Total Revenue Year ended December 31,
	2001		2002		2003		2001		2002		2003
	(in billions of Won)
Retail banking	(Won)	585	(Won)	878	(Won)	863	(Won)	5,889	(Won)	12,595	(Won)	12,540
Credit card operations		533		(326)		(1,638)		2,676		4,525		3,682
Corporate banking		(171)		166		(133)		3,225		3,430		3,687
International banking and capital markets		106		282		478		4,815		6,600		6,103
Other		286		63		(4)		1,530		1,416		1,197

Total	(Won)	1,339	(Won)	1,063	(Won)	(434)	(Won)	18,135	(Won)	28,566	(Won)	27,209

(1)	After deduction of income tax allocated proportionately among each segment.

Retail Banking

Our retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products.

	Year ended December 31,						Year ended December 31,
	2001		2002		2003		2002/2001	2003/2002
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	5,723	(Won)	12,387	(Won)	12,094	116.4%	(2.4)%
Interest expense		3,783		8,375		8,024	121.4	(4.2)
Provision for loan losses		133		654		1,000	391.7	52.9
Non-interest income		166		208		446	25.3	114.4
Non-interest expense including depreciation and amortization		1,111		2,296		1,999	106.7	(12.9)

Net income before tax		862		1,270		1,517	47.3	19.4
Income tax (1)		277		392		654	41.5	66.8

Net income	(Won)	585	(Won)	878	(Won)	863	50.1%	(1.7)%

(1)	Portion of income tax allocated to this segment.

Comparison of 2003 to 2002

Our net income before tax for this segment increased 19.4% from (Won)1,270 billion in 2002 to (Won)1,517 billion in 2003.

Interest income from our retail banking activities decreased 2.4% from (Won)12,387 billion in 2002 to (Won)12,094 billion in 2003, primarily due to a decline in average interest rates on inter-segment lending from retail banking to other segments as a result of declines in market interest rates in Korea, which caused interest income from these loans to decrease 6.1% from (Won)6,904 billion in 2002 to (Won)6,483 billion in 2003. This decrease was partially offset by an increase in average retail lending volumes, both for consumer loans and mortgage and home equity loans, principally as a result of greater demand for retail loans. The average volume of retail loans increased

16.3% from (Won)66,660 billion in 2002 to (Won)77,525 billion in 2003, the effect of which was partially offset by a decline in average interest rates in respect of such loans as a result of the general decline in market interest rates in Korea. As a result of these effects, interest income relating to retail loans increased 5.0% from (Won)5,493 billion in 2002 to (Won)5,769 billion in 2003.

Our largest and most important funding source is deposits from retail customers, which represent approximately three-quarters of our total deposits. Interest expense in the retail banking segment decreased 4.2% from (Won)8,375 billion in 2002 to (Won)8,024 billion in 2003, primarily due to a decline in average interest rates on deposit and savings products from 3.90% in 2002 to 3.40% in 2003, which was partially offset by a 5.4% increase in the average volume of those products from (Won)118,645 billion in 2002 to (Won)125,049 billion in 2003. As a result, interest expense relating to deposit and savings products declined 10.3% from (Won)4,757 billion in 2002 to (Won)4,270 billion in 2003. The decrease was partially offset by a 67.3% increase in interest expense relating to bonds sold under repurchase agreements from (Won)107 billion in 2002 to (Won)179 billion in 2003, which resulted from the higher volume of such bonds sold.

Provision for loan losses on retail loans increased 52.9% from (Won)654 billion in 2002 to (Won)1,000 billion in 2003 primarily due to a deterioration in the asset quality of our retail loan portfolio; including increasing delinquencies and non-performing loans, as well as an increase in retail loan volume.

Non-interest income increased 114.4% from (Won)208 billion in 2002 to (Won)446 billion in 2003 primarily due to new fees derived from sales of third-party insurance products commencing in August 2003, as well as an increase of other income fees and commissions, particularly gain on dormant deposits and early repayment commissions, resulting in part from the increased average volume of assets and liabilities of our retail segment. Also, in 2003, fee and commission income derived from sales of beneficiary certificates was included in this segment, which had previously been included in the “other” segment.

Non-interest expense, which includes depreciation and amortization, decreased 12.9% from (Won)2,296 billion in 2002 to (Won)1,999 billion in 2003 primarily due to a 14.6% decrease in expenses allocated to this segment with respect to services shared with other segments from (Won)1,496 billion in 2002 to (Won)1,278 billion in 2003, as a result of the allocation of a higher portion of our aggregate salaries and wages to the credit card segment in connection with our merger with Kookmin Credit Card. In addition, costs associated with registering collateral in connection with certain loans decreased 88.2% from (Won)161 billion in 2002 to (Won)19 billion in 2003 due to a decrease in the volume of new secured loans provided and as we started to defer and amortize a certain portion of those costs as loan origination costs in 2003 due to the adoption of a new accounting principle under Korean GAAP, which we had not done in 2002. These decreases were partially offset by an increase in insurance fee expense on deposits resulting from an increased premium rate charged by the KDIC.

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

Provision for loan losses on retail loans increased 391.7% from (Won)133 billion in 2001 to (Won)654 billion in 2002 primarily due to increased minimum provisioning ratios required by government regulations promulgated by the Financial Supervisory Service in 2002 (as a result of which our provision for loan losses for both existing loans and new loans increased (Won)275 billion), deterioration in the asset quality of our retail loan portfolio, including increasing delinquencies and non-performing loans, and an increase in retail loan volumes.

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

Credit Card Operations

Our credit card segment handles credit card activities managed by Kookmin Credit Card, our consolidated subsidiary that was merged into us in September 2003, and the credit card activities relating to our interest in BC Card. Prior to its merger into us, Kookmin Credit Card managed its investing and borrowing activities internally. Subsequent to the merger, these activities and the related assets and liabilities have been combined with us and are being managed by the respective units at our bank.

	Year ended December 31,						Year ended December 31,
	2001		2002		2003		2002/2001	2003/2002
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	1,483	(Won)	2,748	(Won)	2,084	85.3%	(24.2)%
Interest expense		629		1,015		758	61.4	(25.3)
Provision for loan losses		479		2,434		2,654	408.1	9.0
Non-interest income		1,193		1,778		1,598	49.0	(10.1)
Non-interest expense including depreciation and amortization		799		1,432		3,190	79.2	122.8

Net income (loss) before tax (1)		769		(355)		(2,920)	N/M	722.5
Income tax (1)(2)		235		(29)		(1,282)	N/M	4,320.7

Net income (loss) (1)	(Won)	534	(Won)	(326)	(Won)	(1,638)	N/M	402.5

(1)	N/M = not meaningful.
(2)	Portion of income tax allocated to this segment.

Comparison of 2003 to 2002

Our net loss before tax for this segment increased more than eight-fold from (Won)355 billion in 2002 to (Won)2,920 billion in 2003, primarily as a result of higher loan loss provisions, a portion of which was recorded as non-interest expense as described below. In both 2002 and 2003, income tax allocation had a positive effect on the net loss from this segment, which increased from (Won)326 billion in 2002 to (Won)1,638 billion in 2003.

Interest income from our credit card operations decreased 24.2% from (Won)2,748 billion in 2002 to (Won)2,084 billion in 2003. This decrease was primarily due to a decrease in average volume of outstanding credit card balances, as a result of a high level of charge-offs, as well as increased market saturation, competition and government regulation. The average volume of cash advances and card loans decreased 23.6% from (Won)10,147 in 2002 to (Won)7,749 billion in 2003. The decrease in average outstanding credit card balances was enhanced by a decline in the average interest rates in respect of such outstanding balances from 17.4% in 2002 to 16.6% in 2003, as a result of increased delinquencies and the general decline in market interest rates. In addition, interest income declined because investment securities that Kookmin Credit Card had held were combined with us and, accordingly, the interest income from such investment securities was reclassified to the international banking and capital markets segment following its merger with us in September 2003.

Interest expense for our credit card operations decreased 25.3% from (Won)1,015 in 2002 to (Won)758 in 2003, due to decreased funding costs resulting from lower average balances of inter-segment borrowings and lower average interest rates in respect of such borrowings as a result of a decline in market interest rates. In addition, interest expense declined because debentures and borrowings of Kookmin Credit Card were combined with us and, accordingly, the interest expense from such debentures and borrowings was reclassified to the international banking and capital markets segment following its merger with us in September 2003.

(Won)1,438 billion of provision for loan losses relating to Kookmin Credit Card was recorded as non-interest expense in 2003, as part of a provision for loan losses due to the merger of Kookmin Credit Card with us. Excluding such amount, provision for loan losses increased 9.0% from (Won)2,434 billion in 2002 to (Won)2,654 billion in 2003 primarily due to higher levels of delinquent balances, as well as the application of higher regulatory minimum provisioning ratios required for banks with respect to balances previously held by Kookmin Credit Card following its merger with us. This increase in provision for loan losses was partially offset by reversals of provisions relating to collections of charged-off credit card loans.

Non-interest income decreased 10.1% from (Won)1,778 billion in 2002 to (Won)1,598 billion in 2003. This decrease resulted principally from a decrease in the total volume of credit card transactions, which led to a decrease in installation purchase fees and fees and commissions received from member merchants, who are charged from 1.0% to 4.5% or transaction amounts based on balance of credit and frequency of usage. In addition, non-interest income declined because trading and investment securities and derivatives of Kookmin Credit Card were combined with us and, accordingly, such revenues related to trading and investment securities and derivatives were reclassified to the international banking and capital markets segment following its merger with us in September 2003.

Non-interest expense, which includes depreciation and amortization, increased 122.8% from (Won)1,432 billion in 2002 to (Won)3,190 billion in 2003 primarily due to a provision for loan losses due to the merger of Kookmin Credit Card with us of (Won)1,652 billion (comprising a provision for loan losses of (Won)1,438 billion and a loss on valuation of securities of (Won)214 billion) for the nine-month period ended September 30, 2003. In addition, administrative expenses relating to the collection of delinquent balances increased due to an increase in such balances.

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

Non-interest income increased 49.0% from (Won)1,193 billion in 2001 to (Won)1,778 billion in 2002. This increase resulted principally from an increase in the total volume of credit card transactions, which led to an increase in fees and commissions received from member merchants. The increase also resulted from increased fees levied on customers who fail to pay outstanding balances when due.

Non-interest expense, which includes depreciation and amortization, increased 79.2% from (Won)799 billion in 2001 to (Won)1,432 billion in 2002 primarily due to an increase in the aggregate amount we paid for wages as a result of the full-year impact of having more employees after the merger with H&CB, an increase in payments of fees and commissions, including expenses related to awarding mileage and bonus points to our credit card customers via awards programs, increased losses on sales and increased expenses relating to collection of delinquent balances.

Corporate Banking

Our corporate banking segment handles our transactions with private and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, deposits in foreign currencies and foreign currency activities.

	Year ended December 31,						Year ended December 31,
	2001		2002		2003		2002/2001	2003/2002
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	2,958	(Won)	3,183	(Won)	3,398	7.6%	6.8%
Interest expense		2,093		2,296		2,234	9.7	(2.7)
Provision for loan losses		742		171		895	(77.0)	423.4
Non-interest income		267		247		288	(7.5)	16.6
Non-interest expense including depreciation and amortization		642		723		763	12.6	5.5

Net income (loss) before tax (1)		(252)		240		(206)	N/M	(185.8)
Income tax (1)(2)		(81)		74		(73)	N/M	(198.6)

Net income (1)	(Won)	(171)	(Won)	166	(Won)	(133)	N/M	(180.1)

(1)	N/M = not meaningful.
(2)	Portion of income tax allocated to this segment.

Comparison of 2003 to 2002

Our net income before tax for this segment decreased from a profit of (Won)240 billion in 2002 to a loss of (Won)206 billion in 2003, primarily due to increased provision for loan losses. For 2003, income tax allocation had a positive effect on net loss from this segment, which was (Won)133 billion.

Interest income from our corporate banking activities increased 6.8% from (Won)3,183 billion in 2002 to (Won)3,398 billion in 2003. This increase was primarily due to a 16.7% increase in average corporate lending volumes from (Won)40,391 billion in 2002 to (Won)47,153 billion in 2003, reflecting higher loan demand principally from small- and medium-sized enterprises. The effect of this increase was partially offset by a decrease in average interest rates from 7.30% in 2002 to 6.97% in 2003 principally as a result of the general decline in market interest rates.

Interest expense represents the internal transfer cost for the use of funds. Interest expense decreased 2.7% from (Won)2,296 billion in 2002 to (Won)2,234 billion in 2003. This decrease was primarily due to a 2.0% decrease in interest expense relating to inter-segment borrowing, primarily from our retail banking segment, from (Won)2,271 billion in 2002 to (Won)2,229 billion in 2003, as a result of a decline in the average inter-segment interest rates on such borrowings in line with the general decline in market interest rates.

Provision for loan losses on commercial loans increased 423.4% from (Won)171 billion in 2002 to (Won)895 billion in 2003. This increase was primarily due to deterioration in the financial condition of two large corporate borrowers, LG Card and SK Networks (formerly SK Global). Deterioration in the asset quality of our loans to small- and medium-sized enterprises and an increase of the average volume of corporate loans also contributed to the increase in provision for loan losses.

Non-interest income increased 16.6% from (Won)247 billion in 2002 to (Won)288 billion in 2003. This increase was primarily due to an increase in gain on sales of loans from (Won)16 billion in 2002 to (Won)61 billion in 2003, as a result of the higher volume of such sales in 2003 compared to 2002. The increase was partially offset by a decrease in credit review fees, which resulted from the deferral and amortization of such fees as part of loan origination costs commencing in 2003 due to the adoption of a new accounting principle under Korean GAAP.

Non-interest expense, which includes depreciation and amortization, increased 5.5% from (Won)723 billion in 2002 to (Won)763 billion in 2003 primarily due to an increase in losses on sales of loans resulting from transfers of non-performing loans to special purpose entities in 2003.

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

Provision for loan losses on commercial loans decreased 77.0% from (Won)742 billion in 2001 to (Won)171 billion in 2002 primarily due to improvements in our corporate loan portfolio as a result of previous charge-offs of non-performing corporate loans and the smaller number of new loans provided to corporate borrowers.

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

	Year ended December 31,						Year ended December 31,
	2001		2002		2003		2002/2001	2003/2002
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	1,871	(Won)	2,830	(Won)	3,120	51.3%	10.2%
Interest expense		1,813		3,089		3,080	70.4	(0.3)
Provision for loan losses (1)		58		(5)		(27)	N/M	440.0
Non-interest income		2,944		3,769		2,983	28.0	(20.9)
Non-interest expense including depreciation and amortization		2,788		3,110		2,239	11.5	(28.0)

Net income before tax		156		405		811	159.6	100.2
Income tax (2)		50		123		333	146.0	170.7

Net income	(Won)	106	(Won)	282	(Won)	478	166.0%	69.5%

(1)	N/M = not meaningful.
(2)	Portion of income tax allocated to this segment.

Comparison of 2003 to 2002

Our net income before tax for this segment increased 100.2% from (Won)405 billion in 2002 to (Won)811 billion in 2003.

Interest income increased 10.2% from (Won)2,830 billion in 2002 to (Won)3,120 billion in 2003. The increase was primarily due to an increase of interest income from inter-segment lending from our financial planning division, which is included in this segment, to other segments. In addition, interest income increased as a result of the reclassification into segment of income from securities that Kookmin Credit Card had held, as described above. These increases were partially offset by a decrease of income from trading and investment securities and from amounts due from financial institutions as a result of a decrease in the average volume of those products, as well as a decline in average interest rates due to the general decline in market interest rates.

Interest expense remained relatively constant at (Won)3,089 billion in 2002 compared to (Won)3,080 billion in 2003. This was primarily due to the offsetting effects of a decrease of interest expense relating to borrowings in both won and foreign currency as a result of the decline in the market interest rates, and an increase in interest expense resulting from the reclassification into this segment of expenses related to debentures and borrowings of Kookmin Credit Card, as described above.

Net reversal of provision for loan losses improved from (Won)5 billion in 2002 to (Won) 27 billion in 2003 primarily due to a decrease in the average volume of offshore loans in foreign currency in 2003 and improvements in the asset quality of our foreign loans.

Non-interest income decreased 20.9% from (Won)3,769 billion in 2002 to (Won)2,983 billion in 2003 primarily due to a 38.9% decrease in revenues on trading securities from (Won)283 billion in 2002 to (Won)173 billion in 2003 mainly as a result of a decrease in trading volume. In addition, revenues and valuation gains on derivatives decreased. These decreases were partially offset by an increase in gain on sales of investment securities, as well as the reclassification into this segment of revenues related to trading and investment securities and derivatives of Kookmin Credit Card, as described above.

Non-interest expense, which includes depreciation and amortization, decreased 28.0% from (Won)3,110 billion in 2002 to (Won)2,239 billion in 2003 primarily due to an 43.2% decrease in loss on investment securities from (Won)472 billion in 2002 to (Won)268 billion in 2003 resulting from improved valuations of those securities and reduced losses on sales of such assets. In addition, losses relating to sales and valuations of derivatives and losses relating to sales of foreign currency decreased.

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

Provision for loan losses improved from a provision of (Won)58 billion in 2001 to a net reversal of provision of (Won)5 billion in 2002 primarily due to the recalculation of provisioning levels (including the reversal of some previously made provisions), the recovery of loans that had been previously charged off and a decrease in the outstanding loan balance of off-shore loans in 2002 and improvements in the asset quality of our foreign loans.

Non-interest income increased 28.0% from (Won)2,944 billion in 2001 to (Won)3,769 billion in 2002 primarily due to a 87.9% increase in revenues on investment securities, derivatives and trading securities from (Won)157 billion in 2001 to (Won)295 billion in 2002 as a result of improved valuations and gains on sales of those assets. This increase was partially offset by decreases in gains on the stock market stabilization fund and the special fund for corporate bonds and a decrease in fees from foreign currency selling.

Non-interest expense, which includes depreciation and amortization, increased 11.5% from (Won)2,788 billion in 2001 to (Won)3,110 billion in 2002 primarily due to an increase in expenses relating to investment securities from (Won)58 billion in 2001 to (Won)472 billion in 2002 as a result of losses relating to sales and valuations of such securities as a result of the decline in their market values. This increase was partially offset by a decrease in expenses relating to trading securities from (Won)126 billion in 2001 to (Won)28 billion in 2002 as a result of improved valuations and decreased losses on the sales of such securities.

Other

“Other” includes our trust account management operations, activities of foreign branches, the operations within our guaranteed money trust accounts, which are included in our consolidated financial statements under Korean GAAP, and the operations of all of our consolidated subsidiaries except Kookmin Credit Card.

	Year ended December 31,						Year ended December 31,
	2001		2002		2003		2002/2001	2003/2002
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	462	(Won)	454	(Won)	355	(1.7)%	(21.8)%
Interest expense		542		358		200	(33.9)	(44.1)
Provision for loan losses (1)		38		(73)		116	N/M	(258.9)
Non-interest income (2)		1,068		962		842	(9.9)	(12.5)
Non-interest expense including depreciation and amortization		584		1,030		871	76.4	(15.4)

Net income (loss) before tax	(Won)	366	(Won)	101	(Won)	10	(72.4)%	(90.1)%
Income tax (3)		80		38		14	(52.5)	(63.2)

Net income	(Won)	286	(Won)	63	(Won)	(4)	(78.0)%	(106.3)%

(1)	N/M = not meaningful.
(2)	Including extraordinary income of (Won)175 billion in 2001.
(3)	Portion of income tax allocated to this segment.

Comparison of 2003 to 2002

Our net income before tax for this segment decreased 90.1% from (Won)101 billion in 2002 to (Won)10 billion in 2003.

Interest income decreased 21.8% from (Won)454 billion in 2002 to (Won)355 billion in 2003. This decrease was primarily due to a 30% decrease of interest income in our guaranteed trust accounts from (Won)300 billion in 2002 to (Won)210 billion in 2003 as a result of a decrease in the average volume of interest earning assets in those accounts and a decline in average interest rates due to the general decline in market interest rates.

Interest expense decreased 44.1% from (Won)358 billion in 2002 to (Won)200 billion in 2003 primarily due to a decrease of interest expense in our guaranteed trust accounts as a result of a decrease in the average volume of interest bearing liabilities in those accounts and a decline in average interest rates. Also, interest expense paid to our non-guaranteed trust accounts increased due to an increase of the average volume of borrowings from such trust accounts.

Provision for loan losses changed from a net reversal of provision of (Won)73 billion in 2002 to a provision of (Won)116 billion in 2003 primarily due to the absence in 2003 of debt-to-equity conversions of our trust account loans, which had resulted in reversals of provision in 2002.

Non-interest income decreased 12.5% from (Won)962 billion in 2002 to (Won)842 billion in 2003 primarily due to a 22.0% decrease in trust fee income from our non-guaranteed trust accounts from (Won)318 billion in 2002 to (Won)248 billion in 2003, a 10.0% decrease in fee income from managing the National Housing Fund from (Won)195 billion in 2002 to (Won)175 billion in 2003, and a decline in non-interest income from our guaranteed trust accounts as a result of a decrease in the average volume of guaranteed trust account assets. These decreases were partially offset by an increase in commissions received from collecting amounts owed on delinquent loans through our KB Credit Information operations.

Non-interest expense, which includes depreciation and amortization, decreased 15.4% from (Won)1,030 billion in 2002 to (Won)871 billion in 2003 primarily due to a decline in non-interest expense in our guaranteed trust accounts as a result of a decrease in the average volume of guaranteed trust account deposits.

Comparison of 2002 to 2001

Our net income before tax for this segment decreased 72.4% from (Won)366 billion in 2001 to (Won)101 billion in 2002.

Interest income decreased 1.7% from (Won)462 billion in 2001 to (Won)454 billion in 2002. The decrease was primarily due to the exclusion of interest income from subsidiaries that we did not consolidate in 2002 because of disposal, liquidation and merger activities involving these subsidiaries, but that were consolidated in 2001. Under Korean GAAP, if a subsidiary is liquidated or sold during a year, then none of that subsidiary’s income or expenses is consolidated with the results of the parent company for any period during that year. In particular, interest income from two leasing companies in which we sold our interests in 2002, Kookmin Leasing Co. and Alpha Capital Corporation, was not consolidated in 2002. This decrease was partially offset by an increase in interest income in our guaranteed trust accounts as a result of the full-year impact of the merger with H&CB.

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

Provision for loan losses improved from a provision of (Won)38 billion in 2001 to a net reversal of provision of (Won)73 billion in 2002 primarily due to the reversal of a previously made allowance in respect of our guaranteed trust account assets as a result of the reversal of provisions relating to debt-to-equity conversions of our trust account loans to Ssangyong Motors, Kookmin Leasing (which was sold in December 2002) and Saehan of (Won)83 billion, as well as the improvement in the performance of trust assets.

Non-interest income decreased 9.9% from (Won)1,068 billion in 2001 to (Won)962 billion in 2002 primarily due to the exclusion of non-interest income from subsidiaries that we did not consolidate in 2002 but that were consolidated in 2001 and non-recurrence of gain in valuation of our subsidiaries based on the equity-method of accounting which occurred in 2001 but did not occur in 2002. The decrease was partially offset by a 43.9% increase in trust fee and commissions received from our non-guaranteed trust accounts from (Won)221 billion in 2001 to (Won)318 billion in 2002 and the reclassification of fee and commission income relating to ATMs (including cash dispensers) from the retail segment where that income was included in 2001 to this segment in 2002.

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

Item 5B. Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2001		2002		2003		2002/2001	2003/2002
	(in billions of Won)
Cash and cash equivalents	(Won)	3,041	(Won)	3,328	(Won)	3,170	9.4%	(4.7)%
Restricted cash		4,373		1,580		2,770	(63.9)	75.3
Interest-bearing deposits in other banks		592		564		563	(4.7)	(0.2)
Call loans and securities purchased under resale agreements		2,012		229		3,959	(88.6)	1,628.8
Trading assets		6,874		6,368		3,517	(7.4)	(44.8)
Investments (1)		26,231		24,223		22,427	(7.7)	(7.4)
Loans:
Domestic:
Commercial:
Commercial and industrial		36,113		40,072		41,096	11.0	2.6
Construction		4,141		6,385		6,061	54.2	(5.1)
Lease financing		568		—		—	(100.0)	—
Other commercial		1,669		1,045		742	(37.4)	(29.0)
Total commercial		42,491		47,502		47,899	11.8	0.8
Consumer:
Credit cards		16,751		22,643		15,322	35.2	(32.3)
Mortgage and home equity		37,194		46,195		52,477	24.2	13.6
Other consumer		23,312		28,066		28,727	20.4	2.4
Total consumer		77,257		96,904		96,526	25.4	(0.4)
Total domestic		119,748		144,406		144,425	20.6	—
Foreign:
Commercial and industrial		1,146		1,426		1,433	24.4	0.5
Total foreign		1,146		1,426		1,433	24.4	0.5
Deferred origination costs		66		119		127	80.3	6.7
Less allowance for loan losses		(3,508)		(5,195)		(5,772)	48.1	11.1
Total loans		117,452		140,756		140,213	19.8	(0.4)
Due from customers on acceptances		1,887		881		605	(53.3)	(31.3)
Premises and equipment, net		1,846		2,121		1,909	14.9	(10.0)
Accrued interest and dividends receivable		1,160		1,116		995	(3.8)	(10.8)
Security deposits		1,244		1,337		1,331	7.5	(0.4)
Goodwill and other intangible assets		743		631		818	(15.1)	29.6
Other assets		697		965		1,702	38.5	76.4

Total assets	(Won)	168,152	(Won)	184,099	(Won)	183,979	9.5%	(0.1)%

(1)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other investments.

Comparison of 2003 to 2002

Our assets remained relatively stable at (Won)183,979 billion as of December 31, 2003 compared to (Won)184,099 billion as of December 31, 2002, as increases primarily in mortgage and home equity loans and other consumer loans were largely offset by a decrease in credit card balances.

Our loans (net of loan loss allowances) remained relatively stable at (Won)140,213 billion as of December 31, 2003 compared to (Won)140,756 billion as of December 31, 2002. Mortgage and home equity loans increased 13.6% from (Won)46,195 billion as of December 31, 2002 to (Won)52,477 billion as of December 31, 2003. Call loans and securities purchased under resale agreements increased 1,628.8% from (Won)229 billion as of December 31, 2002 to (Won)3,959 billion as of December 31, 2003. Commercial and industrial loans increased 2.6% from (Won)40,072 billion as of December 31, 2002 to (Won)41,096 billion as of December 31, 2003. Other consumer loans increased 2.4% from (Won)28,066 billion as of December 31, 2002 to (Won)28,727 billion as of December 31, 2003. These increases were offset by a (Won)7,321 billion decrease in credit card balances from (Won)22,643 billion as of December 31, 2002 to (Won)15,322 billion as of December 31, 2003, a (Won)2,851 billion decrease in trading assets from (Won)6,368 billion as of December 31, 2002 to (Won)3,517 billion as of December 31, 2003, a (Won)1,796 billion decrease in investments from (Won)24,223 billion as of December 31, 2002 to (Won)22,427 billion as of December 31, 2003, a (Won)212 billion decrease in premises and equipment, net, from (Won)2,121 billion as of December 31, 2002 to (Won)1,909 billion as of December 31, 2003 and a (Won)121 billion decrease in accrued interest and dividends receivable from (Won)1,116 billion as of December 31, 2002 to (Won)995 billion as of December 31, 2003.

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

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our stockholders’ equity.

	As of December 31,						% Change
	2001		2002		2003		2002/2001	2003/2002
	(in billions of Won)
Deposits
Interest bearing	(Won)	110,895	(Won)	118,654	(Won)	128,144	7.0%	8.0%
Non-interest bearing		4,141		3,745		3,460	(9.6)	(7.6)
Call money		2,701		306		225	(88.7)	(26.5)
Trading liabilities		287		625		762	117.8	21.9
Acceptances outstanding		1,887		881		605	(53.3)	(31.3)
Other borrowed funds		10,812		15,856		12,895	46.7	(18.7)
Accrued interest payable		4,617		4,463		3,938	(3.3)	(11.8)
Secured borrowings		5,501		7,864		8,207	43.0	4.4
Long-term debt		16,626		20,165		16,607	21.3	(17.6)
Other liabilities		2,742		2,634		2,552	(3.9)	(3.1)

Total liabilities	(Won)	160,209	(Won)	175,193	(Won)	177,395	9.4%	1.3%

Minority interest		308		71		16	(76.9)	(77.5)
Common stock		1,588		1,641		1,682	3.3	2.5
Additional paid-in capital		4,960		5,146		5,393	3.8	4.8
Other		1,087		2,048		(507)	88.4	N/M

Stockholders’ equity		7,635		8,835		6,568	15.7	(25.7)

Total liabilities, minority interest and stockholders’ equity	(Won)	168,152	(Won)	184,099	(Won)	183,979	9.5%	(0.1)%

Comparison of 2003 to 2002

Our total liabilities increased 1.3% from (Won)175,193 billion as of December 31, 2002 to (Won)177,395 billion as of December 31, 2003, principally due to increases in interest bearing deposits, secured borrowings and trading liabilities.

Our interest bearing deposits increased 8.0% from (Won)118,654 billion as of December 31, 2002 to (Won)128,144 billion as of December 31, 2003, primarily due to increases in savings deposits, certificates of deposit and other time deposits. These increases were primarily attributable to growth in demand for our deposit services and an increased use of these funding sources due to their relatively lower cost. Secured borrowings increased 4.4% from (Won)7,864 billion as of December 31, 2002 to (Won)8,207 billion as of December 31, 2003.

Long term debt declined 17.6% from (Won)20,165 billion as of December 31, 2002 to (Won)16,607 billion as of December 31, 2003. Other borrowed funds declined 18.7% from (Won)15,856 billion as of December 31, 2002 to (Won)12,895 billion as of December 31, 2003. Accrued interest payable declined 11.8% from (Won)4,463 billion as of December 31, 2002 to (Won)3,938 billion as of December 31, 2003. Acceptances outstanding declined 31.3% from (Won)881 billion as of December 31, 2002 to (Won)605 billion as of December 31, 2003.

Our stockholders’ equity declined 25.7% from (Won)8,835 billion as of December 31, 2002 to (Won)6,568 billion as of December 31, 2003. This decline resulted principally from a decline in retained earnings, which was attributable mainly to our significant net loss in 2003.

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

Liquidity

Since we are a retail bank, our primary source of funding (which includes deposits, long-term debt, borrowings from the Bank of Korea and other short-term borrowings, secured borrowings and call money) has historically been and continues to be customer deposits. Deposits amounted to (Won)115,036 billion, (Won)122,399 billion and (Won)131,604 billion as of December 31, 2001, 2002 and 2003, which represented approximately 76.3%, 73.5% and 77.6% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. We also use cash and cash equivalents, payments on loans and sales of short-term securities to meet our liquidity needs. Other sources of liquidity available to us include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to (Won)13,513 billion, (Won)16,162 billion and (Won)13,121 billion as of December 31, 2001, 2002 and 2003 and represented 9.0%, 9.7% and 7.7% of our total funding, respectively. These types of borrowings have maturities of less than one year. For a more detailed description of our funding sources, see “Item 4B. Business Overview—Financing.”

We currently intend to participate in the bidding for an interest in either Korea Investment & Securities or Daehan Investment & Securities, which were acquired and recapitalized by the Korea Deposit Insurance Corporation on behalf of the Korean government due to the financial difficulties they were experiencing and are in the process of being auctioned by the Korea Deposit Insurance Corporation. Several potential domestic and overseas purchasers, including us, have submitted preliminary bids for each company and are conducting a due diligence review of each company. The Korea Deposit Insurance Corporation has announced that it intends to select one or more preferred bidders for each company in July 2004 and to complete the sale of its interests in the two companies by the end of 2004. Korea Investment & Securities had operating revenues of (Won)479 billion and a net loss of (Won)188 billion for the year ended March 31, 2004, each under Korean GAAP. Korea Investment Trust Management, which is a wholly owned subsidiary of Korea Investment & Securities and is one of Korea’s largest investment trust companies, had (Won)17,624 billion of assets under management as of March 31, 2004 under Korean GAAP. Daehan Investment & Securities had operating revenues of (Won)665 billion and a net loss of (Won)121 billion for the year ended March 31, 2004, each under Korean GAAP. Daehan Investment Trust Management, which is a wholly owned subsidiary of Daehan Investment & Securities and is also one of Korea’s largest investment trust companies, had (Won)19,324 billion of assets under management as of March 31, 2004 under Korean GAAP. We believe that the acquisition of a controlling interest in either of these companies will allow us to develop our investment trust management business. However, there is no guarantee that we will ultimately decide to participate in the bidding, or be ultimately selected as the purchaser, for either of these companies. If we purchase an interest in either of these companies, we intend to finance such purchase through cash flow from our operations and additional debt financings, as necessary.

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

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2003.

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Long-term debt obligations	(Won)	16,607	(Won)	4,901	(Won)	4,944	(Won)	3,691	(Won)	3,071
Secured borrowings (1)		3,931		1,454		1,879		299		299
Financial guarantees		83		61		11		—		11
Performance guarantees		504		487		15		1		1
Credit derivatives		48		—		48		—		—
Liquidity facilities to special purpose entities (2)		4,309		1,028		2,391		620		270
Loans sold with recourse to Korea Asset Management Corporation		8		1		3		3		1
Trust fund guarantees		3,262		—		—		—		3,262

Total	(Won)	28,752	(Won)	7,932	(Won)	9,291	(Won)	4,614	(Won)	6,915

(1)	Excluding securities purchased under resale agreements.
(2)	Including securities purchased under resale agreements.

We enter into credit-related financial instruments with off-balance sheet risk in our normal course of business. Those instruments primarily consist credit of guarantees, commercial letters of credit, and secured lines of credit. Guarantees include guarantees for loans, debentures, trade financing arrangements and guarantees for other financings. The primary purpose of those instruments is to generate fee income for us, in return for making credit support and funds available to our customers as required. The following table sets forth our credit-related off-balance sheet commitments as of the dates indicated.

	As of December 31,
	2001	2002	2003
	(in billions of Won)
Guarantees (1)	1,069	733	588
Commercial letters of credit	1,387	1,308	1,284
Unused lines of credit:
Commercial (2)	23,408	23,732	21,958
Credit Card (3)	73,798	79,140	65,106
Consumer	6,968	3,775	9,934

(1)	See Note 35 of our consolidated financial statements.
(2)	The merger played a major role in an increase of overall credit-related commitments. The increase in commercial unused lines of credit as of December 31, 2001 was primarily due to an increase in unused lines of credit for general loans and liquidity support for asset securitization vehicles. The unused line of credit for general loans was (Won)5,596 billion, (Won)1,499 billion and (Won)515 billion as of December 31, 2001, 2002 and 2003, respectively. Liquidity for asset securitization vehicles was (Won)7,434 billion, (Won)5,809 billion and (Won)5,730 billion as of December 31, 2001, 2002 and 2003, respectively. Includes commitments to extend credit with respect to borrowings that have a maturity of more than one year, which amounted to (Won)2,473 billion as of December 31, 2003.
(3)	Relates to the unused credit card limits that may be cancelled by us at any time.

For additional information regarding these commitments, see Note 35 to our financial statements.

Capital Adequacy

The following discussion and the figures herein are based on the Korean GAAP statistics we prepared for regulatory reporting purposes in Korea. We are subject to Financial Supervisory Commission capital adequacy requirements, which have been formulated based on, and are consistent in all material respects with, the capital adequacy accord reached by the Basle Committee of Banking Supervision, Bank for International Settlements in 1988. We are required to maintain a minimum ratio of total capital to risk-weighted assets, as determined by a specified formula, of 8.0%. The Bank for International Settlements has adopted changes to its capital adequacy standards to take into account market risk from equity securities, foreign exchange and derivative instruments held by banks. These changes became applicable to most Korean banks commencing in 2002. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.”

As of December 31, 2003, our capital adequacy ratio was 10.00%, compared to 10.41% as of December 31, 2002. This decrease resulted from decreases in our paid in capital and retained earnings due to the purchase of our treasury stock from the Korean government in December 2003 and our net loss in 2003.

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

In September 2003, we issued 8,120,431 shares of our common stock to shareholders of Kookmin Credit Card in connection with our merger with Kookmin Credit Card.

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2001, 2002 and 2003.

	As of December 31,
	2001		2002 (1)		2003
	(in billions of Won, except percentage)
Tier I capital:	(Won)	8,141	(Won)	9,178	(Won)	7,922
Paid-in capital		1,498		1,641		1,682
Capital reserves		5,568		5,791		6,060
Retained earnings		1,516		2,462		1,713
Minority interests in consolidated subsidiaries		309		252		17
Others		(750)		(968)		(1,550)
Tier II capital:		3,653		5,319		5,187
Revaluation reserves		177		177		177
Allowance for loan losses (2)		720		1,499		1,469
Subordinated debt (3)		2,715		3,562		3,473
Valuation gain on investment securities		41		81		68
Investment in non-consolidated equity investees (4)		(43)		(58)		(159)
Subordinated notes from securitizations		—		—		(210)
Total core and supplementary capital		11,751		14,439		12,740
Risk-weighted assets:		114,849		138,703		127,397
On-balance sheet		108,695		132,946		122,081
Off-balance sheet		6,154		4,929		4,160
Market risk		—		828		1,156
Capital adequacy ratio:		10.23%		10.41%		10.00%
Tier I capital		7.09		6.62		6.22
Tier II capital		3.18		3.79		3.78

(1)	The method of calculating our capital and capital adequacy ratios changed from 2002. Had we calculated these ratios based on the calculation method in use as of December 31, 2001, our Tier 1 capital ratio would have been 6.66% and 6.28%, our Tier 2 capital ratio would have been 3.86% and 4.11% and our capital adequacy ratio would have been 10.47% and 10.09% as of December 31, 2002 and 2003, respectively.
(2)	Reserves for possible loan losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent they represent up to 1.25% of risk-weighted assets.
(3)	The subordinated debt representing 50% of Tier I capital is used in the calculation of Tier II capital.
(4)	Equity investees engaged in banking and financial activities of which we own more than 15% are deducted from total capital, not deducted directly from Tier I and Tier II pursuant to the guidelines of the Financial Supervisory Service.

In December 2003, we purchased 27,423,761 shares of our common stock in the Korean government’s auction of the shares that it had owned, which reduced our capital adequacy ratio by 0.4% based on our financial condition as of December 31, 2003.

Recent Accounting Pronouncements

SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”

In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 requires gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent occurrences in Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Any gain or loss on extinguishment that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB No. 30 for classification as an extraordinary item in prior periods will be reclassified. SFAS No. 145 also amends Statement No. 13 requiring sale-leaseback accounting for certain lease modifications. In addition, SFAS No. 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002; however, the provisions relating to sale-leaseback are effective for transactions after May 15, 2002.

The adoption of SFAS No. 145 required us to reassess the classification of the extraordinary gain on extinguishment of debt in 2001, as more fully described in Note 2 of our consolidated financial statements. Based on the reassessment under the criteria set forth in APB 30 for unusual and infrequent occurrences, we determined that the gain recognized on extinguishment of debt in 2001 does not qualify for extraordinary treatment. As a result, the gain on extinguishment of debt in 2001 was reclassified under “other non-interest income” with corresponding taxes payable to income tax expense in the consolidated statement of operations and comprehensive income. There was no impact on consolidated net income. The impact of such reclassification in 2001 was as follows:

	For the Year Ended December 31, 2001
	As previously reported	As revised
	(in millions of Won)
Income from continuing operations	1,643,836	1,728,430
Net income from continuing operations	938,549	997,088
Net income (loss) per common share—Basic:
Net income from continuing operations	4,447	4,724
Net income (loss) per common share—Diluted:
Net income from continuing operations	4,028	4,278

SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide two alternative methods of transition for an entity that voluntarily changes its method of accounting for stock-based employee compensation to a fair-value based method. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require prominent disclosures about the effects of using the fair-value method of accounting for stock-based compensation. We adopted SFAS No. 123, as amended by SFAS No. 148, effective January 1, 2003. The adoption of this statement did not materially affect our financial position or our results of operations.

SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies the accounting guidance on (1) derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of SFAS No. 133. SFAS No. 149 also amends certain other existing pronouncements, which will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. We adopted SFAS No. 149 effective July 1, 2003. The adoption of this statement did not materially affect our financial position or our results of operations.

SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. For private companies, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the fiscal period beginning after December 15, 2003. The adoption of this statement did not affect our financial position or our results of operations.

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which addresses the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees.

Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee. The initial recognition and measurement provisions are effective for all guarantees within the scope of Interpretation No. 45 issued or modified after December 31, 2002.

The impact of adopting Interpretation No. 45 did not materially affect the consolidated financial statements. More information related to the adoption of Interpretation No. 45 is presented in Note 35 of our consolidated financial statements.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities are commonly referred to as “special purpose entities” although non-special purpose entities are also subject to this interpretation. The underlying principle behind Interpretation No. 46 is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. Interpretation No. 46 also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity.

The provisions of Interpretation No. 46 were applicable to variable interests in variable interest entities created after January 31, 2003. Variable interests in variable interest entities created before February 1, 2003, were originally subject to the provisions of Interpretation No. 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provided for a deferral of the effective date of applying Interpretation No. 46 to entities created before February 1, 2003, to no later than December 31, 2003. In addition, the deferral permitted a company to apply Interpretation No. 46 as of July 1, 2003, to some or all of the variable interest entities in which it held an interest, and the rest on December 31, 2003.

The provisions of Interpretation No. 46 were adopted for variable interests in variable interest entities created after January 31, 2003. The adoption of Interpretation No. 46 did have a significant impact on our consolidated financial statements.

In December 2003, the FASB issued a revision to Interpretation No. 46 (“Interpretation No. 46 R”), which clarifies and interprets certain provisions of Interpretation No. 46 without changing the basic accounting model in Interpretation No. 46. As a foreign private issuer, we must apply the provisions of Interpretation No. 46 R to those entities considered special purpose entities on January 1, 2004, and to other entities no later than December 31, 2004. We are still in the process of analyzing and interpreting Interpretation No. 46 R, and assessing the impact on our financial position and our operations. More information related to the adoption of Interpretation No. 46 and Interpretation No. 46 R is presented in Note 11 of our consolidated financial statements.

EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”

In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on certain additional quantitative and qualitative disclosure requirements in connection with its deliberation of Issue 03-1 on the impairment model for available-for-sale and held-to-maturity securities under SFAS No.115. The required disclosures are presented in Note 10 of our consolidated financial statements.

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

Beginning January 1, 1999, our financial statements are prepared in accordance with financial accounting standards generally accepted for banking institutions issued by the Korean Securities and Futures Commission.

Capital adequacy ratios have been calculated from the consolidated financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the Financial Supervisory Commission.

Because of significant changes in Korean GAAP, which were applied by us in 1999, 2000, 2001, 2002 and 2003, the financial information included herein for those years is not directly comparable with previous periods. We have included narrative disclosure in the footnotes to more clearly identify where significant accounting policy changes have taken place, which line items would be affected and how the balances would be affected. The areas where such significant changes have occurred are as follows:

•	trading and investment securities;

•	deferred taxation;

•	guarantees and acceptances (including allowances for losses); and

•	provision for loan losses.

Consolidated Income Statement Data under Korean GAAP

	Year ended December 31,
	1999		2000		2001(1)		2002		2003		2003(2)
	(in billions of Won, except per common share data)										(in millions of US$, except per common share data)
Interest income	(Won)	6,853	(Won)	6,788	(Won)	8,304	(Won)	13,088	(Won)	13,085	$10,977
Interest expense		5,029		4,947		5,502		7,008		6,476	5,433

Net interest income		1,824		1,841		2,802		6,080		6,609	5,544
Provision for possible loan losses		1,387		916		1,414		3,196		4,638	3,890

Net interest income after provision for possible loan losses		437		925		1,388		2,884		1,971	1,654
Non-interest revenue (3)		2,886		3,753		5,325		5,775		4,921	4,128
Non-interest expense (4)		3,131		3,514		5,177		6,703		6,354	5,331

Operating income		192		1,164		1,536		1,956		538	451
Non-operating loss, net		(88)		(30)		(180)		(138)		(1,558)	(1,307)

Net (loss) income before income tax expense		104		1,134		1,356		1,818		(1,020)	(856)
Income tax (benefit) expense		121		448		560		612		(355)	(298)

Net (loss) income before consolidation adjustments		(17)		686		796		1,206		(665)	(558)
Minority interest in (losses) earnings of consolidated subsidiaries		(4)		(94)		(121)		65		(77)	(64)
Other (5)		(7)		—		162		—		—	—

Net income	(Won)	(28)	(Won)	592	(Won)	837	(Won)	1,271	(Won)	(742)	$(622)

Per common share data:
Earnings per share-basic	(Won)	(184)	(Won)	3,330	(Won)	4,188	(Won)	4,001	(Won)	(2,275)	$(1.91)
Earnings per share-diluted		(123)		2,849		4,003		4,001		(2,275)	(1.91)
Cash dividends per common share (6)		50		500		100		1,000		—	—
Stock dividends per common share		—		—		300		—		—	—

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,192.0 to US$1.00, the noon buying rate in effect on December 31, 2003 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	Non-interest revenue includes fees and commission income, dividends on securities, gains on security valuations and disposals, gains on foreign currency transactions and gains from derivative transactions.
(4)	Non-interest expense is composed of fees and commissions paid or payable, general and administrative expenses, losses on security valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.
(5)	Prior to 2000, we recorded changes of equity interest in subsidiaries due to additional share issuance by these companies as consolidation adjustments and amortized the balances over 5 years using the straight-line method. From 2000, in accordance with the revised accounting standards for the consolidated financial statements, such changes of equity interest are recorded in consolidated capital surplus.
(6)	Ratios represent the periods to which the dividends relate.

Consolidated Balance Sheet Data under Korean GAAP

	As of December 31,
	1999		2000		2001(1)		2002		2003		2003(2)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	(Won)	5,317	(Won)	6,403	(Won)	7,843	(Won)	4,791	(Won)	6,561	$5,504
Foreign exchange (3)		—		—		—		—		—	—
Loans (4)(5)(6)		45,587		60,462		118,982		138,456		143,629	120,494
Less: allowance for doubtful accounts (7)		(2,367)		(2,250)		(2,641)		(3,312)		(3,703)	(3,107)
Trading securities (8)		4,250		3,806		11,634		9,273		7,178	6,022
Investment securities (8)		14,528		16,839		26,653		27,589		23,353	19,591
Premises and equipment, net		1,621		1,452		3,291		3,360		3,025	2,538
Other assets (9)(10)		4,015		4,386		6,837		6,969		6,730	5,647
Consolidation adjustment debit		29		—		—		—		—	—

Total assets		72,980		91,098		172,599		187,126		186,773	156,689

Deposits		44,538		57,979		120,449		126,891		135,373	113,568
Borrowings (11)(12)		10,315		9,649		17,073		15,473		10,751	9,019
Debentures		9,313		11,648		13,861		23,450		19,183	16,093
Other liabilities (13)		5,305		7,571		11,939		10,957		12,978	10,888

Total liabilities		69,471		86,847		163,322		176,771		178,285	149,568

Minority interests in consolidated subsidiaries		21		215		309		252		17	14
Stockholders’ equity		3,488		4,036		8,968		10,103		8,471	7,107

Total liabilities, minority interest and stockholders’ equity	(Won)	72,980	(Won)	91,098	(Won)	172,599	(Won)	187,126	(Won)	186,773	$156,689

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,192.0 to US$1.00, the noon buying rate in effect on December 31, 2003 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	Foreign exchange represents holdings of foreign currency and bills bought in foreign currencies and are included in cash and cash equivalents and loans, respectively. The amounts of foreign currency and bills bought in foreign currencies as of December 31, 1999 were (Won)60 billion and (Won)827 billion, respectively. As of December 31, 2000, the amounts were (Won)74 billion and (Won)925 billion, respectively. As of December 31, 2001, the amounts were (Won)147 billion and (Won)1,006 billion, respectively. As of December 31, 2002, the amounts were (Won)187 billion and (Won)756 billion, respectively. As of December 31, 2003, the amounts were (Won)228 billion and (Won)534 billion, respectively.
(4)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets.
(5)	Credit card assets are included in loans. The amount of credit card assets was (Won)2,669 billion, (Won)6,214 billion, (Won)14,089 billion, (Won)14,968 billion and (Won)10,250 billion as of December 31, 1999, 2000, 2001, 2002 and 2003, respectively.
(6)	Call loans are included in loans. The amount of call loans at December 31, 1999, 2000, 2001, 2002 and 2003 was (Won)377 billion, (Won)991 billion, (Won)1,497 billion, (Won)319 billion and (Won)1,659 billion, respectively.
(7)

The allowance for loan losses prior to December 31, 1999 was provided based on credit risk classifications of the loan portfolio in accordance with guidelines issued by the Financial Supervisory Commission. Estimated loan losses were determined by applying certain percentages to each credit risk classification. Under revised Korean GAAP, effective as of December 31, 1999, the Financial Supervisory Commission requires allowances to fully reflect a borrower’s future capacity to repay using forward-looking criteria, rather than solely past performance, by applying the internal credit grading system developed by the reporting bank. The forward-looking criteria are applied only to large-sized corporate loans (loan exposure greater than (Won)1 billion), while consumer loans and small-sized corporate loans were classified by considering number of days delinquent, secured amounts, and possibility of collection. Pursuant to the regulations promulgated by the Financial Supervisory Commission, loans are classified as normal, precautionary, substandard, doubtful or estimated loss, and the allowance for loan losses is determined by applying a percentage within a certain range to those classifications.

(8)	Under Korean GAAP, all debt securities and marketable equity securities are accounted for on a similar basis to U.S. GAAP. However, adjustments for impairment can be reversed up to the original cost of the investment.
(9)	Guarantees and acceptances for which the amounts were determined do not appear on the balance sheet but are recorded as an off-balance sheet item in the notes to our consolidated financial statements. The amounts of guarantees and acceptances at December 31, 1999, 2000, 2001, 2002 and 2003, were (Won)2,111 billion, (Won)3,060 billion, (Won)2,825 billion, (Won)1,048 billion and (Won)811 billion, respectively.
(10)	Other assets include leasehold deposits, accounts receivables, accrued interest income, prepaid expenses and unsettled debit of domestic exchange (which represents outstanding balances due from other banks generated in the process of fund settlements of domestic exchange, such as checks, bills, drafts, remittance exchange, ATM use and credit card network). Leasehold deposits are recorded as other assets on the balance sheet. Accumulated depreciation is recorded as a deduction from premises and equipment.
(11)	Borrowings consist mainly of borrowings from the Bank of Korea, the Korean government and other banking institutions.
(12)	Call money is included in borrowings at December 31, 1999, 2000, 2001, 2002 and 2003. The balance of call money as of those dates was (Won)974 billion, (Won)762 billion, (Won)2,701 billion, (Won)306 billion and (Won)522 billion, respectively.
(13)	Under Korean GAAP, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Provisions are only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. The amounts of allowance as of December 31, 1999, 2000, 2001, 2002 and 2003 were (Won)28 billion, (Won)37 billion, (Won)44 billion, (Won)2 billion and (Won)1 billion, respectively. These amounts are included in other liabilities.

Profitability and Other Ratios under Korean GAAP

	Year ended December 31,
	1999	2000	2001	2002	2003
	(percentages)
Net income as a percentage of:
Average total assets (1)	(0.04)%	0.72%	0.76%	0.71%	(0.38)%
Average stockholders’ equity (1)	(0.93)	15.74	15.47	11.47	(5.94)
Dividend payout ratio (2)	—	25.16	14.32	25.58	—
Net interest spread (3)	2.40	2.14	2.11	3.93	3.53
Net interest margin (4)	2.73	2.45	2.59	3.87	3.72
Efficiency ratio (5)	66.48	62.82	63.51	56.54	55.11
Cost-to-average assets ratio (6)	4.49	4.28	4.67	3.75	3.61
Fee income as a percentage of total income (7)	8.13	13.95	15.5	13.10	13.57

(1)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(2)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(3)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Net interest margin represents the ratio of net interest income to average interest earning assets.
(5)	Cost-to-income ratio represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Cost-to-average assets ratio represents the ratio of non-interest expense to average total assets.
(7)	Fee income represents income other than interest income and other operating income, and excludes fees and commissions classified in those categories under Korean GAAP.

Capital Ratios under Korean GAAP

	As of December 31
	1999	2000	2001	2002	2003
	(percentages)
Tier I capital adequacy ratio (1)	7.26	6.82	7.09	6.62	6.22
Tier II capital adequacy ratio (1)	4.12	4.36	3.18	3.79	3.78
Average stockholders’ equity as a percentage of average total assets	4.33	4.58	4.88	6.20	6.33

(1)	The capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which guidelines are consistent with the capital adequacy accord reached by the Basle Committee of Banking Supervision, Bank for International Settlements in all material respects. The computation is prepared on a consolidated Korean GAAP basis.
(2)	The method of calculating our capital and capital adequacy ratios changed from 2002. Had we calculated these ratios based on the calculation method in use as of December 31, 2001, our Tier 1 capital ratio would have been 6.66% and 6.28%, our Tier 2 capital ratio would have been 3.86% and 4.11% and our capital adequacy ratio would have been 10.47% and 10.09% as of December 31, 2002 and 2003, respectively.

Credit Portfolio Ratios under Korean GAAP

	As of December 31
	1999		2000		2001		2002		2003
	(in billions of Won, except percentages)
Non-performing loans (1)	(Won)	4,887	(Won)	3,921	(Won)	3,925	(Won)	4,126	(Won)	4,962

Non-performing loans as a percentage of total loans		10.72%		6.49%		3.30%		2.98%		3.45%
Non-performing loans as a percentage of total assets		6.70		4.30		2.27		2.20		2.66
Allowance for loan losses as a percentage of non-performing loans		43.53		48.97		46.96		40.04		44.62
Allowance for loan losses as a percentage of total loans		5.19		3.72		2.22		2.38		2.59
Non-performing credits as a percentage of total credits (2)		10.52		6.28		3.26		2.96		3.44
Won loans as a percentage of Won deposits (3)		92.48		97.86		97.36		95.20		97.35
Precautionary loans as a percentage of total loans		6.19		4.71		3.67		5.50		5.35
Precautionary and below loans as a percentage of total loans (4)		16.91		11.20		6.97		8.48		8.81
Precautionary and below loans as a percentage of total assets (4)		10.56		7.43		4.80		6.27		6.78
Allowance for loan losses as a percentage of precautionary and below loans (4)		28.28		29.46		25.24		19.37		22.20

(1)	Non-performing loans are defined in accordance with regulatory guidance in Korea. In 1999, in addition to classifying credit quality into the five categories in accordance with standards defined by the Financial Supervisory Commission, we also took into account the repayment capability of borrowers. Since 1999, the Financial Supervisory Commission has changed the definition of non-performing loans based on new classification criteria for the soundness of a bank’s assets. Non-performing loans are still defined as substandard, doubtful and estimated loss, but certain adjustments are now made to substandard credits. Since 2000, regardless of default on interest payments, loans to workout companies are classified using the same strict standards as those applied to the other companies. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks.”
(2)	Credits include loans and confirmed guarantees and acceptances provided from our trust accounts (including bills purchased and privately placed debentures), as well as the total loan portfolio of the banking accounts. Loans, as defined for Korean GAAP purposes, include loans provided from our trust accounts (including bills purchased and privately placed debentures), as well as the total loan portfolio of the banking accounts.
(3)	Under Korean GAAP, Won loans do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower. Including these items, our ratios as of December 31, 1999, 2000, 2001, 2002 and 2003 would have been 94.73%, 99.16%, 95.77%, 108.67% and 109.74%, respectively.
(4)	As defined by the Financial Supervisory Commission.

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

	2003
	(in millions of Won)
U.S. GAAP net income	(Won)	(947,036)

1. Provision for loan losses, guarantees and acceptances		303,479
2. Sale of loans to the Korea Asset Management Corporation		(7,548)
3. Deferred loan costs		307
4. Equity method investments		10,295
5. Securities and hedging derivatives accounting		(41,596)
6. Other loan sale accounting		544,941
7. Fixed assets		(2,770)
8. Merger with Korea Long Term Credit Bank		(16,407)
9. Reversal of amortization of present value discounts		13,832
10. Foreign currency translation		16,560
11. Merger with H&CB		(263,543)
12. Minority interest		(128,641)
14. Reversal of asset revaluation		4,702
15. Amortization of intangible assets		101,662
16. Merger with Kookmin Credit Card		698
17. Others		(160,042)

Total of adjustments		375,929
Tax effect of adjustments		(170,643)

Korean GAAP net income	(Won)	(741,750)

U.S. GAAP stockholders’ equity	(Won)	6,567,850

1. Provision for loan losses, guarantees and acceptances		1,676,152
2. Sale of loans to the Korea Asset Management Corporation		(29,856)
3. Deferred loan costs		(118,937)
4. Equity method investments		(31,223)
5. Securities and hedging derivatives accounting		50,787
6. Other loan sale accounting		(291,326)
7. Fixed assets		9,458
8. Merger with Korea Long Term Credit Bank		189,707
9. Reversal of amortization of present value discounts		36,853
10. Foreign currency translation		70
11. Merger with H&CB		192,576
12. Minority interest		(991,111)
13. Cumulative effects of disposition of subsidiaries		(31,703)
14. Reversal of asset revaluation		328,311
15. Amortization of intangible assets		210,737
16. Merger with Kookmin Credit Card		145,044
17. Others		435,802

Total of adjustments		1,781,341
Tax effect of adjustments		122,083

Korean GAAP stockholders’ equity	(Won)	8,471,274

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

2.	Prior to fiscal year 1999, we sold a number of non-performing loans to the Korea Asset Management Corporation. The Korea Asset Management Corporation can put back certain loans to us when the performance requirements of such loans are not met. Under U.S. GAAP, we have recognized estimated possible losses as recourse liabilities at the date of sales, which are periodically updated. These estimates are based on portfolio loss history and character of certain specific credits. Under Korean GAAP, recognition of probable future losses related to the put-back options was not required. Effective January 1, 2001, recognition of probable future losses was required with respect to specific credits.

3.	Under U.S. GAAP, certain employee and other costs associated with originating loans are deferred and amortized as a yield adjustment over the life of the related loans, net of any related fees received. These costs relate to direct loan origination activities performed by us which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction. Prior to January 1, 2003, Korean GAAP required that these origination fees and costs to be recognized as income or expense when received or paid and did not provide for deferral or amortization. Effective January 1, 2003, certain origination fees and costs were deferred and amortized as a yield adjustment over the life of the related loans.

4.	In our consolidated financial statements under U.S. GAAP, we must include a proportionate share of the results of operations of our investments accounted for under the equity method, which is also presented on a U.S. GAAP basis. Consequently, the results of each of our equity method investments have been affected by the conversion from each investment’s respective local GAAP to U.S. GAAP.

5.	Under U.S. GAAP, decreases in fair value with respect to securities classified as available-for-sale or held-to-maturity below the cost basis of an individual security and deemed to be other-than-temporary must be written off through a charge to income. In determining whether a decrease in fair value is other-than-temporary, the following are considered: the length of time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Under Korean GAAP, such a decrease must be determined to be permanent before a charge is made to income.

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

6.	Under U.S. GAAP, the transfer of loans is recorded as a sale if specific and prescriptive criteria are met relating to the transferor’s relinquishing control. If these criteria are not met, the transfer is treated as a secured borrowing. Certain loan transfers (including those in connection with asset securitization transactions) that qualified for derecognition as sales under Korean GAAP did not meet U.S. GAAP criteria for derecognition as sales.

7.	With respect to our branch closures and the rental assets of Jooeun Industrial (which was dissolved in 2002), the impairment losses under Korean GAAP are different from U.S. GAAP. In addition, the estimated useful lives of fixed assets under Korean GAAP are different from U.S. GAAP. As a result, depreciation expenses were adjusted to reflect this difference.

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

11.

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

(a)	Reversal of goodwill amortization that was recorded under Korean GAAP.

(b)	Costs that were directly related to the merger were expensed under Korean GAAP, whereas such costs were included in the cost of the merger under U.S. GAAP.

(c)	Accretion to income or amortization to expense of the difference between the fair value and book values of the assets acquired and liabilities assumed.

(d)	The amortization related to the core deposit and credit card relationship intangible assets acquired in the merger based on their estimated useful lives in proportion to the estimated run-off of the related depositor and customer relationships, respectively.

12.	The results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, allocation to minority of their share of the converted results of the respective subsidiaries has been affected.

Under Korean GAAP, minority interest is treated as a component of stockholders’ equity. Under U.S. GAAP, minority interest is not considered part of stockholders’ equity and is disclosed in the consolidated balance sheet between the liability section and the stockholders’ equity section.

13.	The gain on sale of our disposed subsidiaries under Korean GAAP differs from that under U.S. GAAP, mainly due to the GAAP differences arising out of the treatment of these subsidiaries and the resulting differences in the carrying amounts of various assets and liabilities between Korean GAAP and U.S. GAAP.

14.	Under Korean GAAP, asset revaluation is recognized on tangible assets, which is not permitted under U.S. GAAP. Accordingly, depreciation expense incurred on the increased book value due to asset revaluation under Korean GAAP has been reversed under U.S. GAAP.

15.	Under U.S. GAAP, amortization expense in relation to core deposit intangibles and credit card intangibles, which were incurred in the merger with H&CB were recognized at (Won)70,218 million and (Won)31,868 million, respectively. Additionally, incurred capitalized software cost under Korean GAAP was (Won)424 million more than the amount recorded under U.S. GAAP.

16.	Under Korean GAAP, the value of consideration was measured based on book value of Kookmin Credit Card’s net assets on the consummation date of the merger, whereas under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the Korea Stock Exchange two days before and after the date the merger was agreed to and announced. The application of U.S. GAAP resulted in positive goodwill due to the fact that the consideration paid was more than the fair value of Kookmin Credit Card’s net assets acquired. Under Korean GAAP, goodwill was not recognized because the value of consideration measured based on the consummation date was the same as the book value of Kookmin Credit Card’s net assets. The income statement adjustment primarily reflects the following:

(a)	Costs that were directly related to the merger were expensed under Korean GAAP, whereas such costs were included in the cost of the merger under U.S. GAAP.

(b)	Accretion to income or amortization to expense of the difference between the fair value and book values of the assets acquired and liabilities assumed.

(c)	The amortization related to the credit card relationship intangible assets acquired in the merger based on their estimated useful lives in proportion to the estimated run-off of customer relationships.

17.	This adjustment reflects the effect of miscellaneous items, which are not individually material.

Item 5C. Research and Development, Patents and Licenses, etc.

Not Applicable

Item 5D. Trend Information

These matters are discussed under Item 5A. and Item 5B. above where relevant.

Item 5E. Off-Balance Sheet Arrangements

See “Item 5B. Liquidity and Capital Resources—Contractual Obligations and Off-balance Sheet Arrangements.”

Item 5F. Tabular Disclosure of Contractual Obligations

See “Item 5B. Liquidity and Capital Resources—Contractual Obligations and Off-balance Sheet Arrangements.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A. Directors and Senior Management

Board of Directors

Our board of directors, currently consists of three executive directors and 11 non-executive directors, has the ultimate responsibility for the management of our affairs. We currently do not have an executive director who serves as a standing member of the Audit Committee.

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

Executive Directors

The table below identifies our executive directors as of the date of this annual report:

Name	Age	Position	Director Since	End of Term
Jung Tae Kim	56	President and Chief Executive Officer	November 1, 2001	October 31, 2004
Donald H. MacKenzie	55	Executive Director and Senior Executive Vice President of Risk Management Group	March 21, 2003	2006 (1)
Seong Kyu Lee	44	Executive Director and Senior Executive Vice President of Workout and Operations Group	March 23, 2004	2007 (1)

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

None of the executive directors have any significant activities outside Kookmin Bank.

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

Donald H. MacKenzie is an Executive Director and Senior Executive Vice President of the Risk Management Group. Mr. MacKenzie was seconded to us by ING Groep N.V. in 2000 as a senior advisor on risk management matters. Before coming to Korea, he had been the country manager for ING Bank N.V. in Japan, a managing director with ING Barings Limited, a vice president with Goldman Sachs and a partner at KPMG Peat Marwick. Mr. MacKenzie received a B.A. in economics from the University of British Columbia and a degree in accounting, finance and business administration from Simon Fraser University. He is also a member of the Canadian Institute of Chartered Accountants. Mr. MacKenzie is also an employee of ING Groep N.V.

Seong Kyu Lee is an Executive Director and Senior Executive Vice President of the Workout and Operations Group. Prior to being elected to his current position in 2004, Mr. Lee was a director at the Corporate Restructuring Coordination Committee. Prior to that, he was an executive director of Seoul Bank. Mr. Lee received a B.A. in business administration and an M.A. in economics from Seoul National University and a Ph.D. in business administration from Yonsei University.

Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. All 11 non-executive directors below were nominated by our Non-executive Director Nominating Committee.

The table below identifies our non-executive directors as of the date of this annual report:

Name	Age	Position	Director Since	Year Term Ends (1)
Moon Soul Chung	66	Non-Executive Director	November 1, 2001	2005
Sun Jin Kim	61	Non-Executive Director	November 1, 2001	2005
Dong Soo Chung	58	Non-Executive Director	March 22, 2002	2005
Richard Elliott Lint	58	Non-Executive Director	March 21, 2003	2005
Kyung Hee Yoon	57	Non-Executive Director	November 1, 2001	2005
Woon Youl Choi	54	Non-Executive Director	March 23, 2004	2005
Bernard S. Black	50	Non-Executive Director	March 21, 2003	2005
Suk Yong Cha	50	Non-Executive Director	March 21, 2003	2005
Wang Ha Cho	50	Non-Executive Director	March 23, 2004	2005
Ki Hong Kim	47	Non-Executive Director	March 21, 2003	2005
Young Soon Cheon	42	Non-Executive Director	March 23, 2004	2005

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Moon Soul Chung has been a Non-Executive Director since 2001 and is also Chairman of our board of directors. He is currently advisor of Mirae Corporation and a non-executive director of Dongwon Securities. Prior to that, Mr. Chung was president of Lycos Korea and chief executive officer of Mirae Corporation. He received a B.A. in religion and philosophy from Won Kwang University.

Sun Jin Kim has been a Non-Executive Director since 2001. He is currently chairman of Yuhan Chemical Industry Co. Prior to that, he was president of Yuhan Corporation, a member of the Advisory Committee on

Stocks Practice of Korea Listed Companies Association, chief executive officer of Janssen Korea and vice president of Yuhan Corporation. Mr. Kim received a B.A. in business administration and an M.B.A. from Korea University.

Dong Soo Chung has been a Non-Executive Director since 2002. He served as the Deputy Minister of the Ministry of Environment from January 2001 to February 2002. Prior to that, he was the Assistant Minister of the Planning and Management Office at the Ministry of Planning and Budget. Mr. Chung holds a B.A. in business administration from Seoul National University and an M.A. in public administration from University of Wisconsin at Madison.

Woon Youl Choi was elected as a Non-Executive Director in 2004. He is currently the Dean of the Graduate School of Business Administration at Sogang University. Prior to that, Mr. Choi was the Chairman of the Korea Securities Association, Chairman of the KOSDAQ Committee and a member of the Monetary Policy Committee. Mr. Choi received a B.A. in business administration from Seoul National University and an M.B.A. and Ph.D. in business administration from the University of Georgia.

Richard Elliott Lint has been a Non-Executive Director since 2003. He is currently a consultant at Mercer Human Resource Consulting. Prior to joining Mercer Human Resource Consulting, Mr. Lint was the Deputy Chairman and Head of Oil Gas and Pipeline Group of Scotia Capital, the chief executive officer and chairman of Citibank Canada and a principal of McKinsey & Co. in Toronto, Canada. Mr. Lint received a B.A.SC. in industrial engineering and an M.B.A. from the University of Toronto.

Kyung Hee Yoon has been a Non-Executive Director since 2001. Mr. Yoon is currently the chairman and country manager for ABN AMRO Korea. Prior to that, he was the country manager and managing director for ING Securities Limited, Seoul branch, and the branch manager of ING Barings Securities, Ltd., Seoul Branch and a director at Baring Brothers Co., Ltd. He received a B.A. in Law from Seoul National University.

Bernard S. Black has been a Non-Executive Director since 2003. He is currently a professor of law at Stanford Law School. Prior to that, he was a professor of law at Columbia Law School and a senior policy advisor at the Harvard Institute for International Development. He received a B.A. in physics from Princeton University and an M.A. in physics from the University of California at Berkeley and a J.D. from Stanford Law School.

Suk Yong Cha has been a Non-Executive Director since 2003. He is currently president and chief executive officer of Haitai Confectionary and Foods Co., Ltd. Prior to that, he was the president and chief executive officer of Procter & Gamble Korea, president and chief executive officer of Ssangyong Paper Company and chief financial officer of P&G Asia headquarters in Hong Kong. He received a B.A. from the School of Management, State University of New York and an M.B.A. from the Johnson Graduate School of Management from Cornell University.

Wang Ha Cho was elected as a Non-Executive Director in 2004. Mr. Cho is currently a vice chairman at Kolon. Prior to that, he was a member of the Presidential Commission on Policy and Planning, the Chief Executive Offering of Tongyang Investment Bank and a member of the Financial Development Committee at the Ministry of Finance and Economics. Mr. Cho received a B.A. in law from Seoul National University and an M.B.A. and J.D. from the University of California at Los Angeles.

Ki Hong Kim has been a Non-Executive Director since 2003. Mr. Kim is currently a professor at Chungbuk National University. Prior to that, he was a research fellow at the Korea Institute of Fiscal Policy, a research director at the Korea Insurance Development Institute and an assistant governor at the Financial Supervisory Service. Mr. Kim holds a B.A. in business and economics from Barat College, an M.B.A. from the University of Missouri and a Ph.D. in business administration from the University of Georgia.

Young Soon Cheon was elected as a Non-Executive Director in 2004. Ms. Cheon is currently a professor of business administration at Chungang University. Prior to that, she was an assistant professor at Baruch College, City University of New York and assistant professor at Kyunghee University. Mr. Cheon received a B.A. in business administration at Chungang University and an M.A. and Ph.D. in accountancy at the University of Georgia.

Any director wishing to enter into a transaction with Kookmin Bank in his or her personal capacity is required to obtain the prior approval of the Board of Directors. The director having an interest in the transaction may not vote at the meeting of the Board of Directors to approve the transaction.

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Age	Position
Jong Kyoo Yoon	48	Senior Executive Vice President; Retail Banking Group
Jeung Lak Lee	45	Senior Executive Vice President; Corporate Banking Group
Sang Jin Lee	48	Senior Executive Vice President; Credit Card Group
Yun Keun Jung	53	Senior Executive Vice President; Private Banking/Asset Management Group
Jung Young Kang	53	Senior Executive Vice President; Trust/National Housing Fund Group
Young Il Kim	51	Senior Executive Vice President; IT Services Group
Ki Sup Shin	48	Chief Financial Officer; Senior Executive Vice President; Finance/Strategy/Human Resources Group

None of the executive officers have any significant activities outside Kookmin Bank.

Jong Kyoo Yoon is a Senior Executive Vice President and the Head of the Retail Banking Group. Prior to joining us, he was a partner at Samil Accounting Corporation where he served as the deputy leader of the financial services group and the lead partner of the corporate finance and restructuring services group. Mr. Yoon holds a B.A. and a Ph.D. in business administration from Sungkyunkwan University and an M.B.A. from Seoul National University.

Jeung Lak Lee is a Senior Executive Vice President and the Head of the Corporate Banking Group. Prior to becoming a Senior Executive Vice President, he was general manager of Strategic Planning Team and Small- and Medium-sized Enterprise Team. Prior to joining us, he was chief executive officer of eValue and a consultant at McKinsey & Company. Mr. Lee received a B.A. in economics from Sungkyunkwan University and a Ph.D. in economics from Washington University

Sang Jin Lee is a Senior Executive Vice President and the Head of the Credit Card Group. Prior to becoming a Senior Executive Vice President, he was a vice president at Kookmin Credit Card. Mr. Lee holds a B.A. in agriculture from Seoul National University.

Yun Keun Jung is a Senior Executive Vice President and the Head of the Private Banking/Asset Management Group. Prior to becoming a Senior Executive Vice President, he was Head of the Taegu Regional Head Office. He holds a B.A. in business from Kyungki University and an M.B.A. from Yonsei University.

Jung Young Kang is a Senior Executive Vice President and the Head of the Trust/National Housing Fund Group. Prior to joining us, he was a tax judge at the National Tax Tribunal. Mr. Kang holds a B.A. in economics from Sungkyunkwan University, an M.A. in public administration from Seoul National University and an M.A. in economics from University of Indiana.

Young Il Kim is a Senior Executive Vice President and the Head of the IT Services Group. Prior to becoming a Senior Executive Vice President, he was the Head of the Retail Banking Business Unit. Prior to joining us, he was an Executive Vice President of H&CB and served as a general manager of both the Strategic Planning Team and Risk Management Team of H&CB. Mr. Kim received a B.A. in science education from Seoul National University.

Ki Sup Shin is our Chief Financial Officer, a Senior Executive Vice President and the Head of the Finance/Strategy/Human Resources Group. Prior to becoming our Chief Financial Officer and a Senior Executive Vice President, he was the Head of the Capital Market Business Unit. Mr. Shin received a B.S. in physics from Seoul National University.

Item 6B. Compensation

The aggregate remuneration paid and benefits-in-kind paid by us to our chairman, our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2003 was (Won)9,103 million. In addition, for the year ended December 31, 2003, we set aside (Won)565 million for allowances for severance and retirement benefits for our chairman, our president and chief executive officer, the other executive directors and our executive officers.

We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

We have granted stock options to our president and chief executive officer and other directors and executive officers as described below. For all of the options granted, we may elect either to issue common shares or pay in cash the difference between the exercise and the market price at the date of exercise. Upon vesting, options may be exercised between three to seven years from the grant date, once restrictions on the exercise of options, including continued employment for at least two years from the grant date, lapse.

On November 16, 2001, our board of directors approved the Presidential Stock Option Plan. In accordance with the Presidential Stock Option Plan, we have granted 500,000 options to our president and chief executive officer and will grant up to 200,000 additional options if our stock price is the highest among the stocks of banks listed on the Korea Stock Exchange, based on the average daily closing price announced for three months prior to the commencement of the exercise period (or in the case of premature retirement, prior to the date of retirement). The calculation with respect to how many options will be granted is dependent on our financial performance and if certain financial targets have been met by us. These options vest over a three-year period beginning on November 16, 2001 and may be exercised up to eight years from the grant date. Exercised options can be settled through the payment of cash or the issuance of shares at our discretion. For additional information regarding our stock option plan, see Note 32 to our consolidated financial statements.

In 2003, we recognized (Won)13,347 million as compensation expense for the stock options granted under our incentive stock option plan. For additional information regarding our compensation expense in connection with our incentive stock option plan, see Note 32 to our consolidated financial statements.

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

Board Steering Committee

The committee currently consists of four non-executive directors, consisting of Moon Soul Chung, Woon Youl Choi, Dong Soo Chung, Kyung Hee Yoon and Sun Jin Kim, together with our president and chief executive officer. The chairman of the Board Steering Committee is currently Moon Soul Chung, who is also Chairman of our board of directors. The Board Steering Committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee is responsible for both recommending and reviewing candidates for director and recommending candidates for the committee. The committee also reviews and assesses the director compensation programs and retainer arrangements to attract qualified directors. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every six months.

Management Strategy Committee

The committee currently consists of seven non-executive directors, consisting of Woon Youl Choi, Moon Soul Chung, Wang Ha Cho, Ki Hong Kim, Young Soon Cheon, Richard Elliott Lint and Bernard S. Black, together with our president and chief executive officer. The chairman of the Management Strategy Committee is currently Woon Youl Choi. The Management Strategy Committee oversees our long-term strategy formulation and reviews management’s proposals of new strategic initiatives. The committee also reviews any other strategy and performance related matters that the committee deems necessary. The committee holds regular meetings every quarter.

Risk Management Committee

The committee currently consists of six non-executive directors, consisting of Dong Soo Chung, Suk Yong Cha, Wang Ha Cho, King Hong Kim, Richard Elliot Lint and Bernard S. Black, together with our president and chief executive officer. The chairman of the Risk Management Committee is Dong Soo Chung. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The committee currently consists of four non-executive directors, consisting of Sun Jin Kim, Dong Soo Chung, Kyung Hee Yoon and Young Soon Cheon, together with an executive director, who serves as a standing member. We currently do not have an executive director who serves as a standing member of the Audit Committee. The chairman of the Audit Committee is Sun Jin Kim. The Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Compensation Committee

The committee currently consists of five non-executive directors, consisting of Kyung Hee Yoon, Moon Soul Chung, Sun Jin Kim, Woon Youl Choi and Suk Yong Cha. The chairman of the Compensation Committee is Kyung Hee Yoon. The Compensation Committee oversees our overall compensation strategy and ensures that our executives are compensated in a manner consistent with the compensation strategy and requirements of the appropriate regulatory bodies. The committee is also responsible for reviewing and approving executive compensation criteria and levels as well as the benefit plans and overseeing the overall succession planning for executives. The committee holds regular meetings every six months.

Non-executive Director Nominating Committee

The committee was created on October 24, 2002. The last meeting of the committee was on February 25, 2004 to nominate our current slate of 11 non-executive directors. The committee will oversee the selection of non-executive director candidates and recommend them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the non-executive directors until the nominated non-executive directors are appointed. The committee currently has no members. The committee will also oversee the establishment of the Council for Selection of Candidates for Non-executive Directors to assist in the impartial recommendation of non-executive director candidates.

Differences in Corporate Governance Practices

Pursuant to the rules of the New York Stock Exchange applicable to foreign private issuers like us that are listed on the New York Stock Exchange, we are required to disclose significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law and in accordance with our own internal procedures. The following is a summary of such significant differences.

NYSE Corporate Governance Standards	Kookmin Bank

Director independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as 11 out of 14 directors are non-executive directors.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our non-executive directors hold semiannual meetings in accordance with the Regulation of the Board of Directors.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have not established a separate nomination/corporate governance committee. However, four outside directors (including the chairman of our board) serve on the Non-executive Director Nominating Committee, established in accordance with applicable Korean law, and the committee presents proposals for the nomination of non-executive directors to the board. In addition, we receive advice from an ad hoc advisory board, composed of two to five independent experts, in connection with the nomination of non-executive directors.

NYSE Corporate Governance Standards	Kookmin Bank

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We maintain a Committee composed of five non-executive directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four non-executive directors and a standing member who satisfies the New York Stock Exchange’s independence requirements. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act. We currently do not have a director who serves as a standing member of the Audit Committee.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has five members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.

We currently have two equity compensation plans: one providing for the grant of stock options to officers and directors; and an Employee Stock Ownership Plan, or ESOP.

All material matters related to the granting stock options are provided in our Articles of Incorporation, and any amendments to the Articles of Incorporation are subject to shareholders’ approval.

Matters related to the ESOP are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We are currently in the preliminary process of adopting corporate governance guidelines.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics and Business Conduct for Employees, a copy of which is filed as an exhibit to this annual report and which is also available on our website.

Item 6D. Employees

The following table sets forth information, for the periods indicated, regarding our employees.

	As of December 31,
	2001	2002	2003
Full-time employees	19,155	18,347	19,525
Contractual employees (1)	6,372	8,665	9,455
Managerial or executive employees	8,706	10,112	11,309
Members of Korea Financial Industry Union
Kookmin Bank Chapter	8,885	8,446	8,342
H&CB Chapter	7,065	7,022	6,933
Members of the Korea Federation of Trade Unions
Former Kookmin Credit Card Labor Union	—	—	1,215
Subsidiary full-time employees (2)	1,907	1,976	945

(1)	Terms ranging from one month to five years for Kookmin Bank and the former Kookmin Bank, and from one month to one year for H&CB.
(2)	Including executive officers.

The increase in the number of contractual employees during the past three years, other than as a result of the merger, results from our cost-cutting initiative to replace positions with simple job responsibilities previously filled by full-time employees with contractual employees.

We consider our relations with our employees to be satisfactory. Every year, usually in May, our unions and our management negotiate and enter into a new collective bargaining agreement and negotiate annual wage adjustments. We currently have two union chapters of the Korea Financial Industry Union following the merger of the former Kookmin Bank and H&CB and one labor union of the Korea Federation of Trade Unions and negotiations are with representatives of these unions.

In connection with the merger between the former Kookmin Bank and H&CB, we encountered a number of difficulties with the labor unions of both banks, most of which have since been resolved. More recently, in connection with the merger of Kookmin Credit Card with us, in May 2003, the employees of Kookmin Credit Card called a strike to demand that the merger be stopped. We recently reached an agreement with those employees, and they returned to work. We subsequently reached an agreement with them relating to staffing, salaries and other benefits.

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

Upon termination, our employees are entitled to receive severance payments pursuant to the Labor Standards Act of Korea. The amount received by any employee equals the amount equivalent to (1) 30 days’ salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by (2) the number of continuous years during which the employee worked. For information regarding our severance payments, see Note 31 of the notes to our consolidated financial statements.

All of our employees are eligible to participate in our employee stock ownership association plan. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association plan have pre-emptive rights to acquire up to 20% of our shares in public offerings by us pursuant to the Korean Securities and Exchange Act.

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

Item 6E. Share Ownership

Common Stock

As of December 31, 2003, the persons who are currently our directors or executive officers, as a group, held an aggregate of 156,817 shares of common stock of Kookmin Bank, representing approximately 0.047% of the outstanding Kookmin Bank common stock as of such date. None of these persons individually held more than 1% of the outstanding common stock of Kookmin Bank as of such date.

Stock Options

The following table is the breakdown of stock options with respect to our common stock which we have granted to our directors and employees. It describes grant date, position, exercise period, price and the number of options as of May 31, 2004.

Grant date	Position when granted	Exercise period		Exercise price		Number of granted options (1)		Number of exercised options	Number of exercisable options
		Form	To
31-Oct-98	Chairman, President and CEO	01-Nov-01	31-Oct-04	5,000		400,000		390,000	10,000
27-Feb-99	Auditor and Executive Director	28-Feb-02	27-Feb-05	13,900		30,000		30,000	0
27-Feb-99	8 Senior Executive Vice Presidents	28-Feb-02	27-Feb-05	13,900		180,108		180,108	0
27-Feb-99	Non-Executive Director	28-Feb-02	27-Feb-05	13,900		10,000		10,000	0
28-Feb-00	Director and Executive Vice President	01-Mar-03	28-Feb-06	27,600		22,490		0	22,490
28-Feb-00	2 Senior Executive Vice Presidents	01-Mar-03	28-Feb-06	27,600		60,000		0	60,000
28-Feb-00	11 Non-Executive Directors	01-Mar-03	28-Feb-06	27,600		52,009		6,009	46,000
28-Feb-00	10 Employees	01-Mar-03	28-Feb-06	27,600		67,283		13,333	53,950
24-Mar-01	2 Senior Executive Vice Presidents	25-Mar-04	24-Mar-07	25,100		49,333		0	49,333
24-Mar-01	3 Non-Executive Directors	25-Mar-04	24-Mar-07	25,100		6,552		0	6,552
24-Mar-01	3 Employees	25-Mar-04	24-Mar-07	25,100		16,491		0	16,491
18-Mar-00	Chairman and CEO	19-Mar-03	18-Mar-05	23,469		41,460		1,300	40,160
18-Mar-00	Auditor and Executive Director	19-Mar-03	18-Mar-05	23,469		14,807		14,807	0
18-Mar-00	7 Non-Executive Directors	19-Mar-03	18-Mar-05	23,469		20,727		8,883	11,844
18-Mar-00	3 Senior Executive Vice Presidents	19-Mar-03	18-Mar-05	23,469		35,535		0	35,535
15-Mar-01	Chairman and CEO	16-Mar-04	15-Mar-09	28,027		29,614		0	29,614
15-Mar-01	Auditor and Executive Director	16-Mar-04	15-Mar-09	28,027		14,807		0	14,807
15-Mar-01	9 Non-Executive Directors	16-Mar-04	15-Mar-09	28,027		23,376		2,961	20,415
15-Mar-01	7 Senior Executive Vice Presidents	16-Mar-04	15-Mar-09	28,027		82,915		4,845	78,070
15-Mar-01	47 Employees	16-Mar-04	15-Mar-09	28,027		47,381		0	47,381
22-Mar-01	Auditor(6)	23-Mar-04	22-Mar-11	71,538		6,644		0	6,644
22-Mar-01	3 Vice Presidents(6)	23-Mar-04	22-Mar-11	71,538		15,502		0	15,502
16-Nov-01	President and CEO	17-Nov-04	16-Nov-09	X	(2)	500,000		0	500,000
16-Nov-01	President and CEO	17-Nov-04	16-Nov-09	X		200,000	(3)	0	200,000
16-Nov-01	Chairman	17-Nov-04	16-Nov-09	X		150,000		0	150,000
22-Mar-02	Auditor and Executive Director	23-Mar-05	22-Mar-10	Y	(4)	9,963		0	9,963
22-Mar-02	8 Non-Executive Directors	23-Mar-05	22-Mar-10	Y		32,284		0	32,284
22-Mar-02	9 Senior Executive Vice Presidents	23-Mar-05	22-Mar-10	57,100		174,724		0	174,724
22-Mar-02	16 Employees	23-Mar-05	22-Mar-10	57,100		148,810		0	148,810
29-Mar-02	3 Non-Executive Directors(6)	30-Mar-04	29-Mar-11	129,100		9,990		0	9,990
26-Jul-02	Senior Executive Vice President	27-Jul-05	26-Jul-10	58,800		30,000		0	30,000
21-Mar-03	Auditor and Executive Director	22-Mar-06	21-Mar-11	Z	(5)	30,000		0	30,000
21-Mar-03	11 Non-Executive Directors	22-Mar-06	21-Mar-11	Z		90,053		0	90,053
21-Mar-03	3 Senior Executive Vice Presidents	22-Mar-06	21-Mar-11	35,500		25,910		0	25,910
21-Mar-03	6 Employees	22-Mar-06	21-Mar-11	35,500		90,000		0	90,000
27-Aug-03	Senior Executive Vice President	28-Aug-06	27-Aug-11	40,500		5,091		0	5,091
09-Feb-04	4 Senior Executive Vide Presidents	10-Feb-07	09-Feb-12	46,100		35,000		0	35,000
09-Feb-04	4 Executive Vice Presidents	10-Feb-07	09-Feb-12	46,100		20,000		0	20,000
09-Feb-04	6 Employees	10-Feb-07	09-Feb-12	46,100		30,000		0	30,000
23-Mar-04	4 Non-Executive Directors	24-Mar-07	23-Mar-12	47,200		20,000		0	20,000
23-Mar-04	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200		10,000		0	10,000

						2,838,859		662,246	2,176,613

(1)	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.
(2)	Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4) / 100. The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—207.25) / 207.25 x 100.
(3)	Conditional options up to 200,000. Additional shares shall be granted if the weighted-average closing price of our common stock from August 17, 2004 to November 16, 2004 (or for the three months prior to his resignation, if he resigns earlier than his original tenure) is higher than the stock prices of any other bank listed on the Korea Stock Exchange. The number of options to be granted shall be based on total score, which calculated by the earned total scores of both ROE and market capitalization on November 17, 2004 (or on the date of his resignation, if he resigns earlier than his original tenure). The additional shares will not be exercisable if the CEO works less than 18 months or the earned total score is less than 80 points.
(4)	Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
(5)	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
(6)	Originally options with respect to common stock of Kookmin Credit Card, which have been converted into options with respect to our common stock.

Item 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A. Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2003 by each person or entity known to us to own beneficially more than 5% of our outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of shares of common stock	Percentage of total shares of common stock (%)	Percentage of total shares on a fully diluted basis (%)
The Bank of New York (1)	35,000,566	10.41	10.41
Kookmin Bank (2)	30,016,623	8.92	8.92

(1)	As depositary bank.
(2)	In December 2003, we purchased 27,423,761 shares of our common stock in the Korean government’s auction of the shares that it had owned.

As of December 31, 2003, executive and non-executive directors collectively owned 142,228 shares of our common stock, and our executive officers, excluding our chairman, our president and chief executive officer, and auditor and executive director owned 18,919 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of December 31, 2003.

Item 7B. Related Party Transactions

As of December 31, 2001, 2002 and 2003, we had an aggregate of (Won)992 million, (Won)1,536 million and (Won)8,048 million, respectively, in loans outstanding to our executive officers and directors. In addition, as of such dates, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 37 of the notes to our consolidated financial statements. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

In June 1999, Goldman Sachs Capital Koryo, L.P., a fund managed by The Goldman Sachs Group, Inc., acquired (through its wholly owned subsidiaries Goldman Sachs Capital Chosun, Ltd. and Goldman Sachs Capital Shilla, Ltd.) an interest in the former Kookmin Bank in return for an investment of US$500 million in new common shares and convertible bonds, consisting of (Won)360 billion of new common shares (17,768,870 common shares at (Won)20,260 per share, as adjusted for the merger ratio of 1.688346:1) and US$200 million principal amount of subordinated convertible bonds with an original conversion price of (Won)14,200 per common share. As a result of subsequent sales of our common stock (including common stock obtained upon conversion of the convertible bonds) by Goldman Sachs Capital Koryo in June 2002 and November 2003, Goldman Sachs Koryo beneficially owned 1.14% of our outstanding common stock as of December 31, 2003. See “See “Item 4A. History and Development of the Company—History—History of the former Kookmin Bank.”

In December 2002, we formally extended our strategic alliance agreement with ING Bank N.V., replacing its prior investment agreement with H&CB. Under the terms of the strategic alliance agreement, we are required to cause one nominee of ING Bank N.V. to be appointed as an executive director and senior executive vice president and another nominee to be appointed as a non-executive director so long as ING Groep N.V. and its affiliates maintain a minimum shareholding in us as defined in the strategic alliance agreement. In August 2003, our board approved and ratified an amended and restated strategic alliance agreement with ING Groep N.V. As a result:

•	the exclusive alliance with respect to our bancassurance business was revised to a non-exclusive, commercial relationship-based alliance;

•	ING Groep N.V. is required to maintain its current 3.78% beneficial ownership of shares of our common stock; and

•	each party agreed to maintain its level of investment in ING Life Insurance Company, Korea Ltd. (which is currently 20% owned by us and 80% owned by ING Insurance International B.V.) and KB Asset Management (which is currently 80% owned by us and 20% by ING Insurance International B.V.) until August 29, 2006.

In August 2003, we also amended and restated our joint venture agreement with ING Insurance International B.V. and ING Life Insurance Company, Korea, Ltd. This agreement establishes the terms of the joint venture between us and ING Insurance International with respect to ING Life Insurance Company, Korea. Pursuant to this agreement, we have agreed to use our best commercial efforts to source and distribute insurance products produced and underwritten by ING Life Insurance Company, Korea at a percentage level that is approximately 30% of our total sales of insurance products produced and underwritten from all life insurance companies.

In August 2003, we also amended certain provisions in our joint venture agreement with ING Insurance International B.V. and KB Asset Management Co., Ltd. This agreement expands and establishes the terms of the joint venture between us and ING Insurance International with respect to KB Asset Management.

For more details regarding our relationship with ING Groep N.V., see “Item 4A. History and Development of the Company—History—History of H&CB,” “Item 4B. Business Overview—Other Businesses—Bancassurance” and “Item 10C. Material Contracts.”

Item 7C. Interest of Experts and Counsel

Not Applicable

Item 8. FINANCIAL INFORMATION

Item 8A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-71.

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

The Merger with H&CB

In March 2001, an individual filed a lawsuit with the Seoul District Court requesting the court to order a revocation of the merger. Despite the dismissal of certain motions filed in connection with the lawsuit, the case is still pending. In the meantime, additional persons have joined the lawsuit as plaintiffs. In November 2003, the Seoul District Court decided the case in our favor. The individual, however, appealed the decision to the Seoul High Court.

Other Proceedings

During the first quarter of 2004, the National Tax Administration of Korea completed a tax audit in respect of us for the fiscal years 1998, 1999, 2000 and 2001, as a result of which we were assessed (Won)123.3 billion for tax deficiencies. We have paid the entire amount, but are in proceedings to appeal the assessment.

On March 28, 2001, the Korea Fair Trade Commission ordered 15 financial institutions including H&CB to pay administrative fines in an aggregate amount of (Won)4.02 billion for using their superior market position to unfairly modify or contain the fees for cash advance service, installment purchase and late payment and transaction terms. H&CB was fined (Won)335.9 million, which was subsequently lowered to (Won)316.9 million upon appeal by H&CB on August 24, 2001. H&CB paid the administrative fine in full. In September 2001, we filed a lawsuit to revoke the fine. In May 2003, the Seoul High Court decided in our favor. The Korea Fair Trade Commission appealed this ruling. The case is still pending.

On January 9, 2002, the Korea Fair Trade Commission ordered seven banks, including us, to refrain from refusing to continue their business relationship with a particular business partner, Hana Bank. The banks filed a lawsuit with the Seoul High Court to revoke the order and, in October 2003, the Seoul High Court decided in our favor. The Korea Fair Trade Commission appealed this ruling in November 2003. The case is still pending.

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

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of each of the four years ended December 31, 2003. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year. Dollar amounts have been converted from Won at the noon buying rate at the end of the relevant periods.

Fiscal year	Dividends per common share (1)(2)			Dividends per preferred share (2)			Total amount of cash Dividends paid
							(in millions of Won)
2000(3)	(Won)	844	$0.64	(Won)	50	$0.04	(Won)	151,009
2001(4)		400	0.34		—	—		29,967
2002(5)		1,000	—		—	—		325,233
2003(6)		—	—		—	—		—

(1)	Per share information for dividends paid prior to November 1, 2001 has been adjusted for the merger ratio of 1:1.688346.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,186.3 = US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	On January 31, 2001 our board of directors passed a board resolution recommending a cash dividend of 10% to the stockholders of record as of December 31, 2000.
(4)	On December 15, 2001, our board of directors passed a board resolution recommending a 6% stock dividend and a cash dividend of (Won)100 per common share (before dividend tax), representing 2% of the par value of each share, for the fiscal year ended December 31, 2001. This resolution was approved and ratified by our stockholders on March 22, 2002. For this dividend, 17,979,954 common shares were issued and distributed to the stockholders who were registered in the stockholder registry on December 31, 2001.
(5)	On March 3, 2003, our board of directors passed a board resolution recommending a cash dividend of (Won)1,000 per common share (before dividend tax), representing 20% of the par value of each share, for the fiscal year ended December 31, 2002. This resolution was approved and ratified by our stockholders on March 21, 2003.
(6)	On February 9, 2004, our board of directors passed a board resolution recommending that no dividends be paid for the fiscal year ended December 31, 2003. This resolution was approved and ratified by our stockholders on March 23, 2004.

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

Item 9A. Offering and Listing Details.

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

	Korea Stock Exchange (1)					New York Stock Exchange (2)
	Closing price per common stock (3)				Average daily trading volume	Closing price per ADS		Average daily trading volume
	High		Low		(in thousands of shares)	High	Low	(in thousands of shares)
2000	(Won)	21,100	(Won)	9,200	3,340.3	—	—	—
2001
First Quarter		18,900		13,200	2,700.9	—	—	—
Second Quarter		17,750		12,250	1,975.9	—	—	—
Third Quarter		20,600		15,600	1,891.4	—	—	—
Fourth Quarter (to October 31)		20,000		16,600	1,754.7	—	—	—
Fourth Quarter (from November 1 for ADSs and from November 9 for common stock)		50,300		41,300	2,549.4	$40.00	$34.00	116.9
2002
First Quarter		62,100		51,500	1,897.0	48.69	39.45	161.6
Second Quarter		66,400		54,300	1,642.0	54.10	40.75	332.6
Third Quarter		62,100		44,750	1,227.4	52.32	35.30	320.4
Fourth Quarter		47,700		37,150	2,139.9	40.09	29.40	364.8
2003
First Quarter		43,300		29,600	1,777.8	37.87	22.90	306.0
Second Quarter		39,900		29,150	2,532.1	33.25	23.39	355.5
Third Quarter		46,200		36,400	1,683.6	39.23	30.86	405.0
Fourth Quarter		48,100		38,100	2,068.1	40.34	33.46	238.9
2004
January		50,600		45,400	1,633.0	42.91	38.30	224.2
February		49,800		44,000	1,389.5	44.19	37.73	263.2
March		50,000		44,250	1,371.7	42.40	37.47	207.1
April		49,000		43,800	1,621.0	42.94	37.10	204.0
May		45,000		35,250	1,840.7	38.94	30.70	359.9
June (through June 24)		34,250		32,600	3,714.9	30.77	29.58	1,107.3

Source:    IDC Remote Plus, Reuters and Korea Stock Exchange

(1)	Trading of common shares on the Korea Stock Exchange commenced on November 9, 2001.
(2)	Trading of ADSs on the New York Stock Exchange commenced on November 1, 2001. Each ADS represents the right to receive one share.
(3)	For periods prior to November 9, 2001, the quotations for the common shares are in respect of the former Kookmin Bank, which have not been adjusted for the merger ratio.

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

As of December 31, 2003, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately (Won)355 trillion. The average daily trading volume of equity securities for 2003 was approximately 542 million shares with an average transaction value of (Won)2,217 billion.

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

The Korea Stock Exchange publishes the KOSPI every ten seconds, which is an index of all equity securities listed on the Korea Stock Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI are set out in the following table.

	Opening		High		Low		Closing
1982	(Won)	123.60	(Won)	134.48	(Won)	105.99	(Won)	128.99
1983		122.52		134.46		115.59		121.21
1984		115.25		142.46		115.25		142.46
1985		139.53		163.37		131.40		163.37
1986		161.40		279.67		153.85		272.61
1987		264.82		525.11		264.82		525.11
1988		532.04		922.56		527.89		907.20
1989		919.61		1,007.77		844.75		909.72
1990		908.59		928.82		566.27		696.11
1991		679.75		763.10		586.51		610.92
1992		624.23		691.48		459.07		678.44
1993		697.41		874.10		605.93		866.18
1994		879.32		1,138.75		855.37		1,027.37
1995		1,013.57		1,016.77		847.09		882.94
1996		888.85		986.84		651.22		651.22
1997		653.79		792.29		350.68		376.31
1998		385.49		579.86		280.00		562.46
1999		587.57		1,028.07		498.42		1,028.07
2000		1,059.04		1,059.04		500.60		504.62
2001		520.95		704.50		468.76		693.70
2002		724.95		937.61		584.04		627.55
2003		635.17		822.16		515.24		810.71
2004 (through June 24)		816.26		936.06		728.98		763.13

Source:	The Korea Stock Exchange

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Stock Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down To (Won)
Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

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

The number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period				Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$) (1)	Thousands of Shares	(Millions of Won)		(Thousands of US$) (1)
1982	334	(Won)	3,001	$4,279	9,704	(Won)	6,667	$9,507
1983	328		3,490	4,666	9,325		5,941	7,944
1984	336		5,149	6,434	14,847		10,642	13,301
1985	342		6,570	7,921	18,925		12,315	14,846
1986	355		11,994	13,439	31,755		32,870	36,830
1987	389		26,172	30,250	20,353		70,185	81,120
1988	502		64,544	81,177	10,367		198,364	249,483
1989	626		95,477	138,997	11,757		280,967	409,037
1990	669		79,020	115,610	10,866		183,692	268,753
1991	686		73,118	101,623	14,022		214,263	297,795
1992	688		84,712	110,691	24,028		308,246	402,779
1993	693		112,665	142,668	35,130		574,048	726,919
1994	699		151,217	185,657	36,862		776,257	953,047
1995	721		141,151	178,266	26,130		487,762	616,016
1996	760		117,370	151,289	26,571		486,834	627,525
1997	776		70,989	82,786	41,525		555,759	648,115
1998	748		137,799	81,297	97,716		660,429	389,634
1999	725		349,504	294,319	278,551		3,481,620	2,931,891
2000	704		188,042	166,703	306,163		2,602,211	2,306,925
2001	689		255,850	200,039	473,241		1,997,420	1,561,705
2002	683		258,681	217,379	857,245		3,041,598	2,308,789
2003	684		355,363	298,123	542,010		2,216,636	1,859,594
2004 (through June 24)	676		339,251	283,868	424,021		2,580,329	2,159,090

Source:	The Korea Stock Exchange
(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York in effect on the first business day of the period indicated.

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

Further Opening of the Korean Securities Market

A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Korea Stock Exchange. Remittance and repatriation of funds in connection with foreign investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

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

Any single stockholder and persons who stand in a special relationship with that stockholder that acquire more than 4% of the voting stock of a nationwide Korean bank pursuant to the Bank Act will be subject to reporting requirements. In addition, any single stockholder and persons who stand in a special relationship with that stockholder that acquire in excess of 10% of a nationwide bank’s total issued and outstanding shares with voting rights must receive approval from the Financial Supervisory Commission to acquire shares in each instance where the total shareholding would exceed 10%, 25% or 33%, respectively, of the bank’s total issued and outstanding shares with voting rights. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

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

As of December 31, 2003, our authorized share capital is 1,000,000,000 shares. Subject to applicable laws and regulations, we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares under our articles of incorporation. Furthermore, through an amendment of the articles of incorporation, we may create new classes of shares, in addition to the common shares and the preferred shares. See “—Voting Rights.”

As of December 31, 2003, we have 336,379,116 shares of issued common stock and have 306,362,493 shares of outstanding common stock. No preferred stock is currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 663,620,884 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved at the general meeting of stockholders convened immediately after the date of granting such stock options. As of December 31, 2003, our officers, directors and employees held options to purchase 2,174,366 shares of our common stock. These outstanding options included options to purchase 710,000 shares of our common stock held by our chief executive officer. The exercise by our chief executive officer of options to purchase 200,000 shares of our common stock is subject to the satisfaction of certain conditions with respect to the price of our common stock on the Korea Stock Exchange.

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

Under the Korean Securities and Exchange Act, members of our employee stock ownership association, whether or not they are stockholders, will have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. This right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares then outstanding. As of December 31, 2003, our employee stock ownership association owned 1,000,000 of our shares of common stock.

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

Item 10C. Material Contracts

In December 2002, we formally extended our strategic alliance agreement with ING Bank N.V., pursuant to which we agreed to replace the prior investment agreement entered into with the affiliates of ING Bank and H&CB with this agreement and to enter into joint venture agreements with its affiliates relating to the bancassurance business and KB Asset Management. Under the terms of this agreement, we are required to nominate one person selected by ING Bank N.V. to be appointed as an executive director and senior executive vice president and another person to be appointed as a non-executive director so long as ING Groep N.V. and its affiliates maintain a minimum shareholding in us as defined in this agreement. In August 2003, our board approved and ratified an amended and restated strategic alliance agreement with ING Groep N.V. As a result:

•	the exclusive alliance with respect to our bancassurance business was revised to a non-exclusive, commercial relationship-based alliance;

•	ING Groep N.V. is required to maintain its current 3.78% beneficial ownership of shares of our common stock; and

•	each the parties agreed to maintain its level of investment in ING Life Insurance Company, Korea Ltd. (which is currently 20% owned by us and 80% owned by ING Insurance International B.V.) and KB Asset Management (which is currently 80% owned by us and 20% by ING Insurance International B.V.) until August 29, 2006.

For more details regarding our relationship with ING Groep N.V., see “Item 4A. History and Development of the Company—History—History of H&CB,” ““Item 4B. Business Overview—Other Businesses—Bancassurance,” and “Item 7B. Related Party Transactions.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to common shares or ADSs after December 31, 2002 and before January 1, 2009 will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends received with respect to the common shares or ADSs will be qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC, or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC, or FIC for our 2004 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

Taxation of Dividends

We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5% (including surtax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty currently in effect between Korea and the United States and you are the “beneficial owner” of a dividend, a reduced withholding tax rate of 16.5% or 11.0% (respectively, including resident surtax, depending on your shareholding ratio) will apply. You will not be entitled to claim treaty benefits if you are not the beneficial owner of a dividend.

In order to obtain the benefit of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of your tax residence as may be required by the Korean tax authorities. If you hold ADSs, evidence of your tax residence may be submitted to us through the depository. Please see the discussion under “—Tax Treaties” below for additional information with respect to claiming treaty benefits.

If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

Taxation of Capital Gains

As a general rule, you will be exempt from Korean taxation on capital gains recognized from a sale of our shares through the Korea Stock Exchange, if you (i) have no permanent establishment in Korea and (ii) did not or have not owned, together with certain related parties, 25% or more of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale.

Under a tax ruling issued by the Korean tax authorities in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, as a result, (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferees’ permanent establishment in Korea) are not subject to Korean income taxation and (ii) capital gains earned by you (regardless whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea are exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea; provided that the issuance of the ADSs is deemed to be an overseas issuance under such law. However, according to a recent tax ruling issued in 2004 by the Korean tax authorities regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income on capital gains, it gives rise to a concern that exemptions afforded under domestic Korean tax law to capital gains from transfers of ADSs based on the treatment of ADSs as securities separate from the underlying shares may no longer apply (including those referred to in the 1995 tax ruling), if the Korean tax authority’s view with respect to the character of depository receipts in 2004 tax ruling applies to income tax on capital gains from transfers of ADSs as well. In that case, however, the capital gain from transfers of ADSs should be exempt from Korean income tax under the Special Tax Treatment Control Law if (i) the ADSs are listed on an overseas securities market that is similar to the KSE or KOSDAQ and (ii) the transfer of ADSs is made through such securities market. We believe that New York Stock Exchange would satisfy the condition described in (i) above.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the amount of Korean tax imposed on your capital gains will be the lesser of (i) 11% of the gross realization proceeds for the transaction and (ii) (subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs) 27.5% of the net capital gains, unless exempt from Korean income taxation under the applicable Korean tax treaty with your country of tax residence. In this regard, the purchaser or, in the case of the sale of shares of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the American depositary receipt, or ADR, depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Further, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

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

Under the Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed located in Korea irrespective of where the share certificates are physically located or by whom they are owned. You may be treated as the owner of the common shares underlying the ADSs, if the Korean tax authority’s view with respect to the character of depository receipts in the 2004 tax ruling applies for these purposes as well.

If you die while holding a share of common stock or donate a share of common stock, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

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

With respect to transfers of ADRs, depositary receipts (which the ADRs fall under) constitute share certificates subject to the securities transaction tax according to the 2004 tax ruling; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange or the

Nasdaq National Market is exempt from the securities transaction tax. Based on the 2004 tax ruling and the relevant provisions of the Securities Transaction Tax Law, once the ADSs are listed on the New York Stock Exchange, your transfer of ADRs should not be subject to the securities transaction tax.

According to tax rulings issued by the Korean tax authorities in 2000 and 2002, foreign stockholders are not subject to securities transaction tax upon the deposit of underlying stock and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of the originally deposited underlying stock, but there remained uncertainties as to whether holders of ADSs other than initial holders will not be subject to securities transaction tax when they withdraw common shares upon surrendering the ADSs. However, the holding of the 2004 tax ruling referred to above seems to view the ADRs as the underlying shares at least for the purpose of the securities transaction tax and, though not specifically stated, could be read to imply that the securities transaction tax should not apply to deposits of common shares in exchange of ADSs or withdrawals of common shares upon surrender of the ADSs regardless of whether the holder is the initial holder because the transfer of ADRs by the initial holder to a subsequent holder would have already been subject to securities transaction tax under such tax ruling.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

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

Item 10I. Subsidiary Information

Not Applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

As a financial services provider, we are exposed to various risks related to our lending and trading businesses, our funding activities and our operating environment. Our goal in risk management is to ensure that we identify, measure and monitor the various risks that arise, and that our organization adheres strictly to the policies and procedures, which we establish to address these risks. The principal risks to which we are exposed are credit risk, market risk, liquidity risk and operational risk, and we strive to manage these risks within acceptable limits.

Organization

We have established a multi-layered risk management governance structure. The highest decision making body is the Risk Management Committee, which provides board-level direction to the bodies below it. At the operational level, the Risk Management Group works closely with other business groups to implement risk management strategies, policies and procedures. The following chart provides an overview of our risk management system:

Risk Management Committee

Our Risk Management Committee is a board level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of six non-executive directors, together with our president and chief executive officer, and its major roles include:

•	establishing risk management strategies in accordance with the directives of the board of directors;

•	determining our risk tolerance; and

•	reviewing the level of risks we are exposed to and the status of our risk management operations.

Our Risk Management Committee convenes at least quarterly and makes decisions by majority votes of the attending members, which must constitute a majority of the committee members to be a quorum. In 2003, the committee convened meetings four times at which it:

•	passed resolutions revising certain risk management-related regulations;

•	set our risk appetite level for the 2004 fiscal year;

•	analyzed the governance structures related to risk management at other advanced banks; and

•	monitored any changes in our financial condition as a result of our risk management policies.

The committee also reviewed and provided comments on:

•	the Risk Management Group’s business plan for the 2004 fiscal year;

•	the New Basel Capital Accord (“BASEL II”) Master Plan, which is our bank-wide plan to implement BASEL II;

•	current and future operational risk management practices; and

•	ways to develop the current practice of bank-wide stress testing.

Risk Management Council

Our Risk Management Council is the executive decision making body for our risk management operations. It consists of seven senior executive vice presidents and the executive vice president of the Treasury Business Unit. Its responsibilities include:

•	determining basic principles and major policies for risk management;

•	creating and amending the regulations for risk management activities;

•	setting economic capital limits for each business group;

•	setting limits for each type of risk;

•	setting limits for integrated risk levels;

•	reviewing the key decisions related to operational risk; and

•	performing any other duties delegated by the Risk Management Committee.

Our Risk Management Council works closely with our business groups to implement our risk management strategies. Our business groups and teams provide a variety of information to the Risk Management Council, including:

•	reports of risk management-related matters, including the status of overall risk management, the status of limit compliance, the analysis and suggestions for quarterly credit reviews, the results of quarterly stress testing and back testing, reports on quarterly risk adjusted return on capital, or RAROC, and reports on the allocation of economic capital, or EC; and

•	reports of asset and liability management-related matters, including changes in risk-weighted assets, Bank for International Settlements, or BIS, capital adequacy ratio and credit portfolio status by industry on a quarterly basis.

Our Risk Management Council generally operates on consensus but, when required, makes decisions by majority vote of the committee members then holding office. In 2003, the council convened meetings nine times in which it set the economic capital-based risk limit twice (or semiannually) and discussed various risk management-related issues. The most significant of these involved making concrete plans to strengthen credit risk management and implementing action plans to improve asset quality. The council also reviewed regular reports on our risk status, analyzed current market risk management practices and reviewed and approved a total exposure management plan by industry.

Risk Management Subcommittees

Our Risk Management Subcommittees execute the decisions made by the Risk Management Council and make operational decisions regarding risk management policies and procedures:

•

The Credit Risk Management Subcommittee allocates credit risk limits, approves the criteria to set total exposure limits, which are implemented by our business groups, and resolves certain working-level issues related to credit risk management. In particular, the Credit Risk Management Subcommittee has the power to temporarily allow our business groups to exceed total exposure limits in certain exceptional circumstances. It is composed of ten members, including the chief risk officer and three general managers from the Risk Management Group and six general managers from other relevant teams.

•	The Market Risk Management Subcommittee sets market risk-related limits, determines which derivative instruments we can trade, and resolves certain working-level issues related to market risk management. In particular, the Market Risk Management Subcommittee sets the Value at Risk, or VaR, limit for our fixed income, equity, foreign exchange and derivative portfolios. It is composed of nine members, including the chief risk officer and three general managers from the Risk Management Group and five general managers from other relevant teams.

These risk committees meet at least every quarter, and more frequently as required.

In addition, the Financial Strategy Subcommittee, which performs duties delegated to it by the Financial Strategy Council, is responsible for our asset and liability management. Members of the Financial Strategy Subcommittee review our interest rate and liquidity gap positions monthly, formulate a view on interest rates, set deposit and prime lending rates and review the business profile and the impact of those rules on asset and liability management.

Risk Management Group

Our Risk Management Group is responsible for identifying, measuring, monitoring, and reporting on risks, and for initiating actions with respect to risk management that may be required by our other business groups. The chief risk officer is responsible for the Risk Management Group, and is a member of both the Risk Management Council and the board of directors. The Risk Management Group is divided into three teams:

•	Credit Risk Team. This team makes credit assessments and formulates our credit risk policy. It manages the overall credit risk inherent in our loan portfolios and controls bank-wide asset quality. Furthermore, it analyzes industries and corporate groups and conducts credit review of various portfolios.

•	Risk Capital Team. This team manages our RAROC system, and is responsible for the regular reporting of RAROC, economic value added, or EVA, and economic capital at the bank-wide level, and by group and business unit. Although this team currently reports on a quarterly basis, we plan to implement reporting on a monthly basis in the near future. It is also responsible for the bank-wide implementation of Basel II and operates our Comprehensive Monitoring System as well.

•	Market Risk Team. This team measures, monitors, controls and reports, on a daily basis, the status of market risks including interest rate, foreign exchange, equity and derivative related risks. In addition, it is responsible for our overall operational risk management. It also monitors and reports on the overall risk management profile with respect to each subsidiary to the management.

Our three risk management teams act independently from our business groups in order to enhance the effectiveness of our risk management policies.

Subsidiary Risk Management

We manage the risk of our consolidated subsidiaries through supporting the construction of their risk management systems in order to ensure the soundness of their management. Our Market Risk Team assumes the responsibility of overall control and coordination of our subsidiaries’ risk management policies and procedures. Its major roles are as follows:

•	monitoring and reporting on our subsidiaries’ risk management status;

•	reviewing the current risk management practice of our subsidiaries and making recommendations to our subsidiaries as necessary; and

•	operating a working-level council with respect to subsidiary risk management policies and procedures.

Credit Risk Management

Credit risk is the risk of losses in the event of borrower or counterparty defaults. Credit risk management aims to improve asset quality and generate stable profits while reducing risk through diversified and balanced loan portfolios. We determine the creditworthiness of each type of borrower or counterparty through reviews conducted by our credit experts and through our credit rating systems, and we set a credit limit for each borrower or counterparty.

We assess all credit exposures, whether on-or off-balance sheet. These exposures include loans to borrowers and counterparties, investments in securities, letters of credit, bankers’ acceptances, derivatives and commitments. Our risk appetite, which is the ratio of our required economic capital to our estimated available book capital, is approved by the Risk Management Committee at the beginning of each year. Thereafter, we calculate economic capital quarterly for each business group and bank-wide based on attributed economic capital. We measure and report profiles of credit risk at a bank-wide level and by business group regularly to relevant business groups and senior management, including the Risk Management Council and the Risk Management Committee.

We use expected default rates and recovery rates to determine the expected loss rate of a borrower or counterparty. We use the expected loss rate to make credit related decisions, including pricing, loan approval and establishment of standards to be followed at each level of decision making. These rates are calculated using information gathered from our internal database. With respect to large corporate borrowers, we also use information provided by external credit rating services to calculate default rates and recovery rates.

Our Corporate Banking Group currently uses our Risk Adjusted Pricing System, or RAPS, to support pricing decisions by calculating economic capital, RAROC and economic value added for each facility and by customer in our large corporate portfolio. This system will gradually be applied to our much larger small- and medium-sized enterprise portfolio as well.

Our credit risk management processes include:

•	credit evaluation;

•	credit analysis and loan approval;

•	total exposure management;

•	collateral evaluation and monitoring; and

•	credit review and monitoring.

Credit Evaluation

We evaluate the ability of all loan applicants to repay their debts before we approve any loans, except for loans guaranteed by letters of guarantee issued by the Credit Guarantee Fund, the Korea Technology Credit Guarantee Fund and highly rated banks, and for loans fully secured by deposits with us. We assign each borrower or guarantor a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system. Factors that we consider in assigning credit ratings include both financial factors and non-financial factors, such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry. The credit rating process differs according to the type, size and characteristics of a borrower.

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

Retail Loan Approval Process

Mortgage Loans and Secured Retail Loans.    Our processing center staff approves mortgage loans and retail loans secured by real estate or guarantees, while our branch staff approves those loans secured by deposits. Branch staff employees forward loan applications to processing centers. We make lending decisions based on our assessment of the value of the collateral and debt service capability.

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

With respect to mortgage loans and secured retail loans, we initially screen customers based on various items on our checklist that indicate whether the customer may have deteriorating credit using internal information and rating information from credit bureaus. We also evaluate debt service capability for eligible customers pursuant to ten checklist items, such as type of residence, profession, family information, annual income, age, credit card overdue information, transaction history (with both our bank and other financial institutions) and other relevant credit information.

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

Our credit scoring systems take into account factors including borrower’s income, assets, profession, age, transaction history (with both our bank and other financial institutions) and other relevant credit information. The systems rank each borrower in an appropriate class, and that class is used to decide whether to approve loans as well as to determine loan amounts.

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

Corporate Loan Approval Process

We approve corporate loans at different levels of our organization depending on the size and type of the loan, the credit risk level assessed by the credit rating system, whether the loan is secured by collateral and, if secured, the value of the collateral. The lowest level of authority is the branch staff employee, who can approve small loans and loans that have the lowest range of credit risk. Larger loans and loans with higher credit risk are approved by higher levels of authority depending on where they fall in a matrix of loan size and credit risk. Depending on the size and terms of any particular loan or the credit risk relating to a particular borrower, more than one entity may review the application, although generally loan applications are reviewed only by the entity having corresponding authority to approve the loan. The following table identifies the various entities that are involved in approving corporate loans.

Entity	Members	Quorum for Approval
Loan Committee	Head of Corporate Banking Group; Head of Risk Management Group; Credit Analysis Team General Manager; Small- and Medium-Sized Enterprise Team General Manager; Credit Risk Team General Manager; Foreign Exchange Product and Derivatives Team General Manager; Work-Out Team General Manager (7 persons)	2/3 or more participation; 2/3 or more required for approval

Senior Credit Officers Committee	Five Senior Credit Officers and one Junior Credit Officer (6 persons)	2/3 or more participation; 2/3 or more required for approval

Co-Signature of Credit Officers	One Senior Credit Officer and one Junior Credit Officer (2 persons)	Agreement of all members

Local/Regional Approval

Credit Analysis Center Credit Officers Committee	Three Credit Officers (3 persons)	Agreement of all members

Co-signature of Credit Analysis Center Credit Officers	Two Credit Officers (2 persons)	Agreement of all members

Co-signature of Relationship Managers	One Relationship Manager and one Account Credit Officer (2 persons)	Agreement of all members

We evaluate all of our corporate borrowers by using credit rating systems, except for applicants whose borrowings are fully secured by deposits or applicants who have obtained third-party guarantees from the government or certain other very highly rated guarantors. See “—Credit Evaluation.”

For owner-operated enterprises with sales volume of (Won)2 billion or lower and a requested loan amount of (Won)0.3 billion or lower (which we refer to as retail SOHOs), we have put in place a retail SOHO credit rating system, which adopts simplified credit evaluation modeling procedures. This system consists of a scoring model, a qualitative credit assessment (or QCA) model and a preliminary examination checklist. The scoring model analyzes information with respect to the customer’s personal information and bank transaction history. The QCA model analyzes information about business capability, operating capability, management capability, transaction reliability, documentary reliability and financial stability. The preliminary examination checklist is based on information regarding the customer’s credit delinquencies, loans and outstanding credit card debt. This system classifies customers into ten possible credit ratings.

For other small- and medium-sized enterprises and owner-operated enterprises with a sales volume of over (Won)2 billion and a requested loan amount of over (Won)0.3 billion (which we refer to as corporate SOHOs), we have put in place a credit rating system known as CRS. The CRS model consists of three parts: a financial model, a QCA model and a default signal check model.

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

Large corporations, financial institutions and certain non-profit organizations such as educational foundations and medical organizations cannot be effectively rated by our CRS system only. Accordingly, we rely more on the judgment of our expert credit officers with respect to these entities. The relative importance of the factors we use to evaluate these entities varies, and accordingly the process largely depends on the experience and expertise of our Risk Management Group credit officers. These officers primarily base their decisions on the historical financial data and financial prospects of the prospective borrower and the prospects of its industry. We may also consider other factors, including management experience and competence, ownership structure, reputation, quality of financial information provided and the purpose of the loan. The responsible credit officer analyzes this data using his or her discretion, and then drafts a report relating to the potential borrower, which includes a tentative credit rating determination. This report is submitted to a credit rating council for its review and final approval of the borrower’s rating. This council consists of five credit officers from our Risk Management Group.

We often refer to corporate information gathered or ratings assigned by external credit rating agencies, such as Korea Information Service, National Information & Credit Evaluation Inc. and Korea Management Consulting & Credit Rating Corporation, in order to improve the accuracy of our credit ratings.

Credit Card Approval Process

As a result of the merger with Kookmin Credit Card, we integrated our application scoring system and overall approval process with respect to our Kookmin Card and BC Card businesses. This integrated approval criteria was implemented from the date of the merger.

Our application scoring system reflects various credit information, including basic customer information (such as credit history, occupation, job title and income of applicant), transaction history with us, if any, delinquency and transaction history with other card companies and credit information provided by bank associations and other external credit information organizations. We also consider repayment ability, total assets and the length of the applicant’s relationship, if any, and past contribution to our profitability, if any. On the basis of scores from our application scoring system, we establish, among other things, the term of any new approvals, initial limits and differentiation of fee rates with respect to our credit cards.

We approve all applicants through our application scoring system. Our system allows us to differentiate applicants into groups that receive immediate credit card approval or rejection, or that may require us to further investigate that applicant’s credit qualifications. The initial limits of new applicants are based on their estimated monthly income, which is based on their occupation and the value of their personal assets. We apply our fee rates to applicants differently according to risk premium and profitability.

As a result of the merger, we have also integrated our behavior scoring system, which was implemented from the date of the merger.

Recent government initiatives have reduced our ability to provide credit card to more marginal borrowers. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Application to Banks—Credit Card Business.”

Total Exposure Management

We establish and manage total exposure limits for corporations, Korean conglomerates, or chaebols, and industries in order to optimize the use of credit availability and avoid excessive risk concentration. We establish total exposure limits for large corporations and conglomerates by reviewing factors such as their industry, size, cash flows, financial ratios and credit ratings, while establishing exposure limits for industries by reviewing gross domestic product, industry ratings and our total exposure. Small- and medium-sized enterprise limits are set by referring to the results from our credit rating system. The guidelines used to set these total exposure limits are approved by our Credit Risk Management Subcommittees. In certain exceptional cases, we may extend loans that are secured by sufficient collateral or pose a low credit risk on a case-by-case basis even if the applicable limit is exceeded. Our Credit Risk Management Subcommittee must also approve all cases where established limits are to be exceeded.

Our maximum exposure limit is within 20% of our Tier I and Tier II capital for a single conglomerate, and within 10% of our Tier I and Tier II capital for an individual large corporation. These limits are lower than the regulatory limits that Korean banks are required by law to follow. In practice, the total exposure limits that we set for corporations and groups are far lower than these levels.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, conglomerates and industries. We monitor our exposure to large corporations, our exposure to the 34 largest conglomerates in Korea designated by the Financial Supervisory Commission based on their outstanding exposures, and our exposure to 144 industry groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper and corporate bonds. With respect to small- and medium-sized enterprises to which we have an exposure of less than (Won)30 billion, we manage and control exposure limits through a system that measures the “client exposure limit” and “transaction limit” with respect to these entities.

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

Credit Review and Monitoring

We perform credit review operations independently from our asset operating teams, which manage the day-to-day operations relating to loans after they have been approved and disbursed to the borrower, including monitoring and reviewing the existing credit risk of our borrowers. A borrower will be reviewed if it is selected by our early warning system and if our total exposure to a borrower exceeds a certain threshold. Our responsible group or business unit performs a credit review and the originating branch performs a loan review of the selected borrower. We review the borrower’s condition with respect to its current debt, collateral, business, transactions with related parties and debt service capability. Based on our review, we may adjust the borrower’s credit rating, our borrowing policy or asset quality classification of the loan provided to the borrower. We also regularly review other aspects of the lending process, including industries in which borrowers operate, our asset operating teams’ loan quality and the quality of our domestic and overseas assets. When a review takes place, we may adjust not only credit ratings of our borrowers based on a variety of factors, but also asset quality classification, credit limits and applied interest rates or our credit policies. Credit review results are reported to our chief risk officer and the Risk Management Committee on a quarterly basis.

We have developed an early warning system, which monitors roughly 30 different factors, including the financial status, financial transaction status, industry rating and management status of borrowers. The system also keeps track of information on the credit status of borrowers. Some updating information is fed automatically from internal and external sources while some other data are gathered and updated manually. The system automatically updates data including:

•	the total amount of loans extended by other financial institutions to the same borrower, as reported monthly by the Korea Federation of Banks;

•	financial data relating to the borrower supplied by Korea Information Service and our internal credit rating system;

•	our internal credit rating;

•	the estimated recovery rate of collateral provided by the borrower;

•	whether a borrower is included in the list of problem creditors, or “black list,” maintained by the Korea Federation of Banks;

•	whether the borrower has defaulted on any payments owed to us;

•	the status of the borrower’s financial transactions with us.

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

We conduct a credit review of any borrower identified by our early warning system. Headquarters credit officers review borrowers with an exposure of (Won)5 billion or more, while branch credit officers at the related branch review other borrowers. Depending on the nature of the problem detected by our early warning system, we may initiate a screening procedure with respect to a borrower. Through our screening procedure, such a borrower may be initially classified as a “company to be reviewed.” This classification will result in a more thorough review procedure and result in either a credit rating downgrade or a determination by our credit officer that the borrower is a company where no further action is required. Our determination is based on a combination of information from the borrower’s relationship manager and a credit officer’s review of the borrower’s financial and non-financial condition.

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

In 2002, we assigned the responsibility for market risk management for non-trading activities to the Financial Strategy Subcommittee, which is chaired by our chief financial officer. The Financial Strategy Subcommittee meets on a regular basis and as required to respond to developments in the market and the economy. Members of the Financial Strategy Subcommittee, acting through its Financial Planning Team, review our interest rate and liquidity gap position monthly, formulate a view on interest rates, set deposit and prime lending rates and review the business profile and its impact on asset and liability management.

Market Risk Management for Trading Activities

Our trading activities consist of:

•	trading activities for our own account to realize short-term trading profits in Won-denominated debt and equities markets and foreign exchange markets based on our short-term forecast of changes in market situation; and

•	trading activities involving derivatives, such as swap, forward, futures and option transactions, to realize profits primarily from arbitrage transactions and, to a lesser extent, from selling derivative products to our customers and to hedge market risk incurred from those activities. In addition, certain derivative products that we use to hedge our own market risk are classified as trading activities as they do not qualify for hedge accounting treatment under U.S. GAAP. We believe, however, that certain of these products are effective as economic hedges.

Market risk arising from our trading activities can be subdivided into interest rate risk, equity risk and foreign exchange risk:

•	Interest rate risk is the principal risk to which our trading position is exposed. Our interest rate risk arises primarily from our Won-denominated debt securities held by the Securities Management Team and the Trust Team, Won-denominated debt securities included in beneficiary certificates managed by the Treasury Team and, to a lesser extent, from the Won-denominated debt securities and interest rate derivatives held by the International Treasury Team’s derivatives desk. Our net exposure to interest rate risk arising from foreign currency-denominated debt securities is not significant since our holding of those securities is minimal.

•	Equity risk arises from Won-denominated equity securities held by the Securities Management Team. We do not have foreign currency-denominated equity positions.

•	Foreign exchange risk arises from foreign currency-denominated assets and liabilities in both our trading and non-trading accounts and financial derivatives involving foreign currencies. We control our foreign exchange risk on a total position basis by covering all of foreign exchange positions both from trading and non-trading operations.

We use derivative instruments to hedge our market risk and to make profits by trading derivative products within acceptable risk limits. The principal objective of our hedging strategy is to manage our market risk within established limits. We use the following hedging instruments to manage relevant risks:

•	to hedge interest rate risk from its trading activities, the Securities Management Team occasionally uses interest rate futures (Korea Treasury Bond Futures) and interest rate swaps;

•	to hedge equity risk from its trading activities, the Securities Management Team selectively uses stock index futures; and

•	to hedge interest rate risk and foreign exchange risk from our foreign currency-denominated asset and liability positions as well as our trading activities, the International Financing Team and International Fund Management Team use interest rate swaps, cross-currency interest rate swaps, foreign exchange forwards and futures, Euro-dollar futures and currency options. We use derivatives to change the interest rate characteristics of certain assets and liabilities after the original investment or funding. For example, depending on the market situation, we may choose to obtain fixed rate funding instead of floating rate funding if we believe that the terms are more favorable, which we can achieve by entering into interest rate swaps.

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

Value at Risk analysis.    We use daily “value at risk,” or VaR, to measure market risk. Our daily VaR is a statistically estimated normal distribution of financial variables and maximum amount of loss that could occur for a day. We use a 99% single tail confidence level to measure our daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

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

The following table shows our daily VaRs as of December 31, 2001, 2002 and 2003, at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk and foreign exchange risk relating to our trading activities. The following figures are calculated only for Kookmin Bank and not our subsidiaries. We have not provided information for any prior period as such data would not be comparable to current data following the changes in our asset base and VaR methodologies resulting from the merger.

	As of December 31,
	2001	2002	2003
	(in billions of Won)
Risk categories:
Interest rate risk	31.5	4.1	8.3
Equity risk	2.4	2.9	4.5
Foreign exchange risk	0.3	0.4	0.04
Less: diversification	1.4	3.6	6.3
VaR for overall trading activities	32.8	3.8	6.5

Stress test.    In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. As of December 31, 2003, our trading securities portfolio, which represents most of our trading risk, could lose (Won)152 billion for an assumed short-term extreme decline of 21% in the equity market and about 200 basis point, or about 2%, increase in interest rates under an abnormal stress environment.

Although we have not set any limits on stress testing, we monitor the impact of market turmoil or any abnormality. If the impact is large, our chief risk officer may request a portfolio restructuring or other proper action.

Interest Rate Risk

Interest rate risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest rate risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2003, the VaR of our interest rate risk from trading was (Won)8.3 billion and the weighted average duration, or weighted average maturity, of our Won-denominated trading debt securities was approximately 1.40 years.

A portion of our investment debt securities portfolio, which amounts to (Won)1.5 trillion, has been entrusted to KB Asset Management on the condition that it will comply with our investment guidelines. KB Asset Management, a specialized asset management company which receives consulting advice from the ING Group N.V., invests in a variety of Korean treasury bonds, government bonds and other financial institution-issued bonds rated higher than A (as rated by Korean debt rating agencies) and reports its trading records to us on a daily basis.

Foreign Exchange Risk

Foreign exchange risk arises because we have assets and liabilities that are denominated in currencies other than Won, as well as off-balance sheet items such as foreign exchange forwards and currency swaps.

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

The following table shows our non-consolidated net open positions at the end of 2001, 2002 and 2003. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries are not significant.

	As of December 31, (1)
	2001	2002	2003
	(in millions of US$)
Currency
US$	$(52.3)	$(68.4)	$(20.1)
JP¥	(6.3)	2.5	(0.1)
Euro	2.5	1.9	2.4
Others	4.8	13.0	1.4

Total	$(51.3)	$(51.0)	$(16.4)

(1)	Amounts prepared on a non-consolidated basis.

Equity Price Risk

Equity price risk results from our equity trading portfolio in Won since we do not have any trading exposure to shares denominated in foreign currencies.

The equity trading portfolio in Won consists of exchange-listed stocks and nearest month or second nearest month futures contracts under strict limits on diversification as well as position limits. This has been an area of particular focus due to the level of volatility in the stock market. In addition, we pay close attention to the loss limits. The Market Risk Management Subcommittee sets annual and monthly stop loss limits that are monitored by the Market Risk Monitoring Team. In order to ensure timely action, the stop loss limit of individual securities is monitored by our middle office.

As of December 31, 2003, our equity trading position was (Won)145.2 billion. However, we have (Won)36.8 billion of exposure to equity securities from our available-for-sale securities account, in the form of beneficiary certificates that include equities as component elements.

Derivative Market Risk

Our derivative trading includes interest rate and cross-currency swaps, foreign exchange forwards, stock index and interest rate futures and currency options. These activities consist primarily of the following:

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

The following table shows our non-consolidated interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2003, based on our Korean GAAP accounts, which vary in certain significant respects from our accounts prepared in accordance with U.S. GAAP.

	As of December 31, 2003 (1)
	0-3 months	3-6 months	6-12 months	1-3 years	Over 3 years	Total
	(in billions of Won, except percentages)
Won-denominated:
Interest-earning assets:
Loans	74,485	22,899	17,888	2,321	2,732	120,325
Securities	11,550	2,984	2,240	6,661	2,825	26,260
Others	13,046	2,110	1,728	1,458	198	18,540

Total	99,081	27,993	21,856	10,440	5,755	165,125

Interest-bearing liabilities:
Deposits	49,592	16,139	26,541	8,009	20,515	120,796
Borrowings	1,196	154	212	742	1,049	3,353
Others	15,726	4,734	6,882	5,313	5,477	38,132

Total	66,514	21,027	33,635	14,064	27,041	162,281

Sensitivity gap	32,567	6,966	(11,779)	(3,624)	(21,286)	2,844
Cumulative gap	32,567	39,533	27,754	24,130	2,844
% of total assets	19.72%	23.94%	16.81%	14.61%	1.71%
Foreign currency-denominated:
Interest-earning assets:
Due from banks	440	82	0	0	0	522
Loans	1,891	1,184	249	370	216	3,910
Securities	112	365	40	330	244	1,091
Others	1,014	236	17	13	56	1,336

Total	3,457	1,867	306	713	516	6,859

Interest-bearing liabilities:
Deposits	1,181	152	66	49	0	1,448
Borrowings	2,758	820	727	59	16	4,380
Others	713	100	15	0	0	828

Total	4,652	1,072	808	108	16	6,656

Sensitivity gap	(1,195)	795	(502)	605	500	203
Cumulative gap	(1,195)	(400)	(902)	(297)	203
% of total assets	(17.4)%	(5.8)%	(13.1)%	(4.3)%	3.0%

(1)	The numbers are prepared on a non-consolidated basis in accordance with Korean GAAP for internal management purposes.

The following table shows our non-consolidated interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2002, based on our Korean GAAP accounts, which vary in certain significant respects from our accounts prepared in accordance with U.S. GAAP.

	As of December 31, 2002 (1)
	0-3 months	3-6 months	6-12 months	1-3 years	Over 3 years	Total
	(in billions of Won, except percentages)
Won-denominated:
Interest-earning assets:
Loans	64,191	19,398	24,041	3,219	2,436	113,285
Securities	9,677	1,923	5,994	7,170	2,875	27,639
Others	2,751	2,693	902	717	41	7,104

Total	76,619	24,014	30,937	11,106	5,352	148,028

Interest-bearing liabilities:
Deposits	47,623	13,447	25,615	9,252	19,569	115,506
Borrowings	749	99	178	817	1,349	3,192
Others	6,722	5,271	6,274	2,641	4,056	24,964

Total	55,094	18,817	32,067	12,710	24,974	143,662

Sensitivity gap	21,525	5,197	(1,130)	(1,604)	(19,622)	4,366
Cumulative gap	21,525	26,722	25,592	23,988	4,366
% of total assets	14.5%	18.1%	17.3%	16.2%	2.9%
Foreign currency-denominated:
Interest-earning assets:
Due from banks	377	93	0	0	0	470
Loans	2,146	604	47	169	34	3,000
Securities	199	261	73	186	126	845
Others	431	8	12	0	275	726

Total	3,153	966	132	355	435	5,041

Interest-bearing liabilities:
Deposits	395	426	49	3	0	873
Borrowings	1,781	999	0	0	0	2,780
Others	210	681	17	443	0	1,351

Total	2,386	2,106	66	446	0	5,004

Sensitivity gap	767	(1,140)	66	(91)	435	37
Cumulative gap	767	(373)	(307)	(398)	37
% of total assets	15.2%	(7.4)%	(6.1)%	(7.9)%	0.7%

(1)	The numbers are prepared on a non-consolidated basis in accordance with Korean GAAP for internal management purposes.

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

Duration Gap Analysis.    We also perform a duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than the interest rate gap analysis, as interest rate gap analysis focuses only on accounting income and not on the market value of the assets and liabilities. We emphasis duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2003, our asset and liability duration gap moved between (0.2735) years and (0.3342) years. Accordingly, our net asset value would have declined between (Won)436 billion and (Won)580 billion if interest rates had decreased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table, which was prepared in accordance with Korean GAAP, shows duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates on a non-consolidated basis.

	Asset duration	Liability duration	Duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
Date
June 30, 2001	0.8736	0.8611	0.0185	23
December 31, 2001	0.8626	0.8790	(0.0117)	(15)
June 30, 2002	0.6786	0.9664	(0.2112)	(303)
December 31, 2002	0.5701	0.9067	(0.2710)	(420)
June 30, 2003	0.5401	0.8819	(0.2912)	(466)
December 31, 2003	0.5311	0.8779	(0.3270)	(545)

We set interest rate risk limits using historical interest rate volatility of financial bonds and duration gaps with respect to expected asset and liability positions based on our annual business plans. The Financial Planning Team in our Finance/Strategy/Human Resources Group submits interest rate gap analysis reports, duration gap analysis reports, sensitivity reports and interest rate limit compliance reports monthly to our Financial Strategy Subcommittee and quarterly to the Risk Management Committee.

The following table, which was prepared in accordance with Korean GAAP, summarizes our interest rate risk on a non-consolidated basis, taking into account asset and liability durations as of December 31, 2003.

	As of December 31, 2003
	3 months or less	3-6 months	6-12 months	1-3 years	Over 3 years	Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	99,081	27,993	21,856	10,440	5,755	165,125
Liability position	66,514	21,027	33,635	14,064	27,041	162,281
Gap	32,567	6,966	(11,779)	(3,624)	(21,286)	2,844
Average maturity	0.194	0.397	0.627	1.871	2.641
Interest rate volatility	2.36%	2.35%	2.87%	2.95%	3.65%
Amount at risk	149	65	(212)	(200)	(2,052)	(2,250)
Foreign currency-denominated:
Asset position	3,457	1,867	306	713	516	6,859
Liability position	4,652	1,072	808	108	16	6,656
Gap	(1,195)	795	(502)	605	500	203
Average maturity	0.243	0.482	0.946	2.664	3.427
Interest rate volatility	2.10%	1.98%	1.93%	1.93%	1.93%
Amount at risk	6	(8)	9	(31)	(33)	(57)

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

For Won-denominated assets and liabilities, we manage liquidity using a cash flow structure based on holding short-term liabilities and long-term assets. In December 2003, the average initial contract maturity of our new Won-denominated time deposits was about ten months, while during the same period most of our new loans and securities had maturities over one year.

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

The following table shows our liquidity status and limits for Won and foreign currency accounts as of December 31, 2003 in accordance with Financial Supervisory Commission regulations.

3 months or less
(in billions of Won, except percentages)
Won accounts:
Assets (A)	48,070
Liabilities (B)	47,968
Liquidity gap	102
Liquidity ratio (A/B)	100.21%
Limit	100%

	7 days or less	7 days-1 month	1-3 months
	(in millions of US$, except percentages)
Foreign currency accounts:
Foreign currency assets	3,589	3,469	3,629
Foreign currency liabilities	2,288	4,924	3,571
Maturity gap	1,301	(1,455)	58
Cumulative gap (A)	1,301	(154)	(96)
Total assets (B)	18,465	18,465	18,465
Liquidity gap ratio (A/B)	7.05%	(0.83)%	99.11	%(1)
Limits	0.00%	(10.00%)	80.00%

(1)	Liquidity ratios.

The Financial Planning Team in our Finance/Strategy/HR Group reports whether we are complying with these limits monthly to the Financial Strategy Subcommittee and quarterly to the Risk Management Committee.

Operational Risk Management

Overall Status

Basel II currently defines operational risk as the “risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.” However, there is still no complete consensus on the definition of operational risk in the banking industry. We define operational risk as risks related to our overall business and support activities other than credit risk, market risk, interest rate risk and liquidity risk. Within this definition, we plan to manage not only the direct risk of such loss (such as those risks arising from system failure, human error or non-adherence to systems and procedures, or from fraud or inadequate internal controls and procedures, resulting in financial loss), but also indirect risks (such as reputational risk).

We are in the preliminary stage of establishing a broad-based, operational risk management framework. In 2003, we developed a multi-year plan comprising:

•	a preparatory phase, which was completed by the end of 2003;

•	phase I, or a “framework building” phase, which we plan to complete at the end of September 2004; and

•	phase II, or a “implementation and stabilization” phase, which we plan to complete by the end of 2006.

In 2004, we entered into phase I, which focuses on building our operational risk management framework through upgrades relating to our Control Self Assessment Program, identification of key risk indicators, internal and external loss data management, and initial measurement of operational Value at Risk, or VaR.

Our Operational Risk Unit is part of our Risk Management Group, and it is responsible for:

•	refining bank-wide operational risk policies and procedures;

•	managing internal and external loss data;

•	measuring operational risk;

•	providing appropriate training and support to business line operational risk managers; and

•	reporting overall operational risk status to our senior management.

In 2003, this unit appointed one qualified manager for each head office team as an operational risk manager, and assigned to these managers the primary responsibility of managing the operational risk within their areas of responsibility. With this network of operational risk managers, we completed our initial Control Self Assessment Program, covering roughly 2,400 risk profiles that have been documented and are now being monitored on a regular basis.

Internal Control

Our Auditing Team, Legal Team, Compliance Team and Operational Risk Unit also play important roles in reviewing and maintaining the integrity of our internal control environment.

The Audit Committee, which consists of four non-executive directors and one executive director and auditor, is an independent authority that evaluates the effectiveness and efficiency of our internal control systems and business processes and reviews the reliability of financial statements to secure the transparency and stability of our management, including through the activities of our independent auditor. In carrying out these duties, the Audit Committee ultimately protects our property for the benefit of our shareholders, investors and customers by independently monitoring our management.

Our auditor and executive director executes duties determined and delegated by the Audit Committee. That person is responsible for auditing our management’s daily business activities and also responsible for the auditing activities summarized below in order for the Audit Committee to function effectively.

Our Auditing Team is the execution body for the Audit Committee, and it performs the following activities:

•	general audits, which include full-scale audits of the overall operations performed according to an annual audit plan, and sectional audits of selected operations performed when determined necessary by the Audit Committee;

•	special audits, performed when our audit committee or auditor and executive director deems it necessary or pursuant to requests by the president and chief executive officer, board or supervisory authorities, such as the Financial Supervisory Service;

•	day-to-day audits, including preliminary audits and ex post facto audits, performed by the auditor and executive director with respect to the regular management of our operations;

•	constant audits, performed to detect any unusual transactions by analyzing data and information with a computerized audit system, and to take necessary actions with respect to such transactions in a timely manner; and

•	self-audits, performed as a self-check on overall operations by each business unit and branch to ensure its compliance with our business regulations and policies.

The Financial Supervisory Service periodically conducts a general review of our operations. It also performs special reviews on particular aspects of our operations, such as risk management, credit monitoring and liquidity, as the need arises.

As a result of recent regulatory trends, our Auditing Team is continuing its efforts to establish an advanced audit system and value-added internal audit by introducing risk-based audit techniques.

Our Auditing Team has reviewed our headquarters’ operations since February 2003 through the use of Business Measurement Process, or BMP, audit methodology. This methodology requires that our Auditing Team evaluate the risk and process of our business units and concentrate its audit capacity with respect to high risk areas to support our management’s financial objectives.

Our Compliance Team operates a compliance system to ensure that all of our employees comply with the relevant laws and regulations. This system’s main function is to monitor the degree of improvement in compliance and observance with the relevant laws and regulations, maintain internal controls (including ensuring that each department has established proper internal policies, and that it complies with those policies) and educate our employees about the observance of the relevant laws and regulations.

Legal Risk

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

IT System Operational Risk

The integrity of our electronic systems, and their ability to withstand potential catastrophic events, is crucial to our continuing operations. Accordingly, we are continuing to develop our disaster recovery capabilities. In February 2002, we developed a draft plan to create an integrated IT infrastructure. We completed the initial development of this system in September 2002, which related to our general ledger system. We completed the second phase of development in January 2003, which related to our communications and interface systems linked to external data sources. In 2003, we conducted four disaster recovery tests, including testing at our branches.

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

We currently test our disaster recovery systems on a quarterly basis, with the branch verification capability being tested twice a year and the main IT center disaster recovery system tested four times a year. Our disaster recovery capabilities involves a number of other operations, including credit card and call center transactions. In addition, we intend to also enhance our disaster recovery capabilities by the fourth quarter of 2004 in some of our lower priority business areas by enabling more rapid system and database back up and recovery. Internally, our System Team monitors all of our electronic and computerized network processes and our IT systems. This team monitors and reports on any unusual delays or irregularities reported by our branches. In addition, the New Technology Team is responsible for the daily monitoring of our entire information security system.

In 2004, in order to reduce IT operational risk, our System Team is promoting the centralization of IT resources that are currently distributed across and managed by individual business units. With a centralized process of system management, we expect to reduce IT operational risk.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15. CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Young Soon Cheon qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, and chief financial officer and persons performing similar functions as well as to our non-executive directors and other officers and employees. Our code of ethics is available on our website at www.kbstar.com and our code of ethics is filed as an exhibit to this Form 20-F. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, independent registered public accounting firm, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002		2003
	(in millions of Won)
Audit fees	(Won)	7,764	(Won)	7,010
Audit-related fees		2,465		1,240
Tax fees		295		273
Other fees		—		—

Total fees	(Won)	10,524	(Won)	8,523

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with the audits of:

•	our annual financial statements and the review of our interim financial statements;

•	our special purpose entities in connection with the Korean Securities and Exchange Act; and

•	our trust accounts and funds in connection with the Korean Trust Business Act.

Audit-related fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers for:

•	due diligence related to mergers and acquisition; and

•	accounting consultations.

Tax fees in the above table are fees billed by Samil PricewaterhouseCoopers for tax compliance and tax advice.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 17. FINANCIAL STATEMENTS

Not Applicable

Item 18. FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19. EXHIBITS

(a) List of Financial Statements:

(b) Exhibits

Number		Description

1.1		Amended and Restated Articles of Incorporation of Kookmin Bank (translation in English).

2.1	*	Form of Share Certificate of Kookmin Bank’s common stock, par value (Won)5,000 per share (translation in English).

2.2	*

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

4.1	*	Investment Agreement, dated as of July 15, 1999, between H&CB, ING Insurance International B.V. and ING Verzekeringen N.V. (as amended).

4.2	**	Waiver Agreement, dated as of October 31, 2001, among H&CB, ING Insurance International B.V., ING Life Insurance Company, Korea Ltd. and KB Asset Management Co., Ltd.

4.3	*	Merger Agreement, dated as of April 23, 2001, by and between Kookmin Bank and H&CB.

4.4	***	Waiver Agreement, dated as of December 4, 2002, between Kookmin Bank and ING Bank N.V.

4.5	****	Merger Agreement, dated as of May 30, 2003, between Kookmin Bank and Kookmin Credit Card.

4.6		Amended and Restated Strategic Alliance Agreement, dated as of August 27, 2003, between Kookmin Bank and ING Bank N.V.

8.1	*****	List of subsidiaries of Kookmin Bank.

11.1		Code of Ethics.

12.1		Section 302 certifications.

13.1		Section 906 certifications.

*	Incorporated by reference to the registrant’s previous filing on Form F-4 (No. 333-13880), filed on September 10, 2001.
**	Incorporated by reference to the registrant’s previous filing on Form F-1 (No. 333-90074), filed on June 4, 2002.
***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 1-15258), filed on June 17, 2003.
****	Incorporated by reference to the registrant’s previous filing on Form F-4 (No. 333-106262), filed on June 19, 2003.
*****	Incorporated by reference to Note 37 of the consolidated financial statements of Kookmin Bank included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOOKMIN BANK (Registrant)

/s/ Jung Tae Kim
(Signature)
Jung Tae Kim, President and Chief Executive Officer
Name/Title

Date: June 28, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kookmin Bank:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Kookmin Bank and its subsidiaries (the “Bank”) at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully discussed in Note 1 to the consolidated financial statements, the Bank has been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea.

As discussed in Note 1 to the consolidated financial statements, the Bank adopted the provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” on February 1, 2003.

/s/ SAMIL PRICEWATERHOUSECOOPERS

Seoul, Korea

June 4, 2004

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31,

	2002	2003	2003
	Korean Won (in millions, except share data)		US Dollars (Note 1) (in thousands, except share data)
ASSETS
Cash and cash equivalents	3,327,544	3,170,156	2,659,527
Restricted cash	1,580,286	2,769,885	2,323,729
Interest-bearing deposits in other banks	564,720	563,091	472,392
Call loans and securities purchased under resale agreements	229,341	3,958,860	3,321,191
Trading assets	6,368,309	3,517,182	2,950,656
Investments	24,222,535	22,426,949	18,814,555
Loans (net of allowance for loan losses of 5,195,205 in 2002 and 5,771,951 in 2003)	140,755,567	140,213,117	117,628,454
Due from customers on acceptances	881,007	604,863	507,435
Premises and equipment, net	2,120,790	1,908,847	1,601,382
Accrued interest and dividends receivable	1,116,486	994,748	834,520
Security deposits	1,336,549	1,331,157	1,116,742
Goodwill and other intangible assets	630,649	817,524	685,842
Other assets	965,171	1,702,910	1,428,617

Total assets	184,098,954	183,979,289	154,345,042

LIABILITIES
Deposits:
Interest bearing	118,654,389	128,143,768	107,503,161
Non-interest bearing	3,744,879	3,460,146	2,902,807
Call money	305,966	225,376	189,074
Trading liabilities	624,793	762,465	639,652
Acceptances outstanding	881,007	604,863	507,435
Other borrowed funds	15,855,849	12,895,201	10,818,122
Accrued interest payable	4,463,012	3,937,801	3,303,524
Secured borrowings	7,864,321	8,206,588	6,884,721
Long-term debt	20,165,322	16,607,248	13,932,255
Other liabilities	2,633,292	2,552,140	2,141,057

Total liabilities	175,192,830	177,395,596	148,821,808

Commitments and contingencies (Notes 5, 10, 32, 33, 34, 35)

Minority interest	70,675	15,843	13,291
STOCKHOLDERS’ EQUITY
Common stock (5,000 Won par value, authorized 1 billion shares, 328,258,685 shares issued and 325,232,596 shares outstanding in 2002 and 336,379,116 shares issued and 306,362,493 shares outstanding in 2003)	1,641,293	1,681,896	1,410,987
Additional paid-in capital	5,145,481	5,393,351	4,524,623
Retained earnings	2,032,004	759,735	637,363
Accumulated other comprehensive income	165,644	61,180	51,326

	8,984,422	7,896,162	6,624,299
Less: treasury stock, at cost, 3,026,089 shares in 2002 and 30,016,623 shares in 2003	148,973	1,328,312	1,114,356

Total stockholders’ equity	8,835,449	6,567,850	5,509,943

Total liabilities, minority interest and stockholders’ equity	184,098,954	183,979,289	154,345,042

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income

For the year ended December 31,

	2001	2002	2003	2003
	Korean Won (in millions, except per share amounts)			US Dollars (Note 1) (in thousands, except per share amounts)
Interest and dividend income
Deposits in other banks	58,771	61,007	13,800	11,577
Loans, including fees	7,023,383	11,824,733	12,061,170	10,118,431
Trading assets	171,904	111,789	105,433	88,451
Investment securities	1,540,506	1,418,914	1,513,172	1,269,440
Call loans and securities purchased under resale agreements	100,611	33,722	61,332	51,453

Total interest and dividend income	8,895,175	13,450,165	13,754,907	11,539,352

Interest expense
Deposits	3,537,666	4,542,713	4,136,028	3,469,822
Call money	39,007	71,175	65,357	54,830
Other borrowed funds	558,089	521,692	598,286	501,918
Secured borrowings	297,114	324,881	476,157	399,461
Long-term debt	885,541	1,273,847	1,185,621	994,648

Total interest expense	5,317,417	6,734,308	6,461,449	5,420,679

Net interest income	3,577,758	6,715,857	7,293,458	6,118,673
Provision for loan losses	1,269,892	3,908,663	7,192,057	6,033,605
Provision for guarantees and acceptances	(9,153)	(23,133)	(24,403)	(20,472)

Net interest income after provision for loan losses, guarantees and acceptances	2,317,019	2,830,327	125,804	105,540

Noninterest income
Trust fees, net	210,989	375,805	289,254	242,663
Other fees and commission income	1,204,826	1,958,535	1,901,656	1,595,349
Net trading revenue	120,260	458,394	162,635	136,439
Net gain on investments	42,790	130,351	387,174	324,810
Other noninterest income	186,558	174,950	173,090	145,210

Total noninterest income	1,765,423	3,098,035	2,913,809	2,444,471

Noninterest expense
Salaries and employee benefits	1,051,483	1,586,340	1,656,961	1,390,068
Depreciation and amortization	164,632	442,783	525,894	441,186
Other administrative expenses	408,659	834,436	712,785	597,974
Credit card fees	239,719	389,509	520,823	436,932
Other fees and commissions	323,278	700,895	523,451	439,137
Other noninterest expenses	166,241	433,644	465,928	390,879

Total noninterest expense	2,354,012	4,387,607	4,405,842	3,696,176

Income (loss) from continuing operations	1,728,430	1,540,755	(1,366,229)	(1,146,165)

Income tax expense (benefit)	647,118	597,308	(367,056)	(307,933)
Minority interest	84,224	(211,172)	(52,137)	(43,739)

Net income (loss) from continuing operations	997,088	1,154,619	(947,036)	(794,493)

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income

For the year ended December 31,

	2001	2002	2003	2003
	Korean Won (in millions, except per share amounts)			US Dollars (Note 1) (in thousands, except per share Amounts)
Net income (loss) from continuing operations	997,088	1,154,619	(947,036)	(794,493)

Income from discontinued operations, net of tax expense of 3,616 million Won in 2001 and 41,032 million Won in 2002 (including a net gain on disposal of 23,417 million Won, net of tax expense of 9,893 million Won in 2002)	8,125	97,122	—	—
Cumulative effect of accounting change, net of tax benefit of 5,936 million Won in 2001	(13,337)	—	—	—

Net income (loss)	991,876	1,251,741	(947,036)	(794,493)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(29,677)	8,851	8,622	7,234
Net unrealized gains (losses) on available-for-sale securities	120,922	(120,282)	(113,086)	(94,871)

Total other comprehensive income (loss), net of tax	91,245	(111,431)	(104,464)	(87,637)

Comprehensive income (loss)	1,083,121	1,140,310	(1,051,500)	(882,130)

Net income (loss) per common share
Basic:
Net income (loss) from continuing operations	4,724	3,633	(2,905)	(2.44)
Income from discontinued operations, net of tax	39	306	—	—
Cumulative effect of accounting change, net of tax	(63)	—	—	—

Net income (loss)	4,700	3,939	(2,905)	(2.44)

Diluted:
Net income (loss) from continuing operations	4,278	3,535	(2,905)	(2.44)
Income from discontinued operations, net of tax	35	296	—	—
Cumulative effect of accounting change, net of tax	(57)	—	—	—

Net income (loss)	4,256	3,831	(2,905)	(2.44)

Weighted average basic common shares outstanding (in thousands)	211,037	317,787	326,000	326,000

Weighted average diluted common shares outstanding (in thousands)	234,541	328,107	326,000	326,000

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the year ended December 31,

	Preferred Stock		KDIC Bonds	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income, net of tax	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount		Shares	Amount
							Korean Won (in millions, except share data)
Balance at January 1, 2001	32,000,000	160,000	(160,000)	177,459,723	1,498,067	1,242,203	819,114	185,830	—	3,745,214
Redemption of preferred shares	(32,000,000)	(160,000)	—	—	—	—	—	—	—	(160,000)
Repayment of KDIC bonds	—	—	160,000	—	—	—	—	—	—	160,000
Issuance of common shares upon conversion of bonds.	—	—	—	2,353,202	19,865	18,498	—	—	—	38,363
Acquisition of treasury stock from dissenting stockholders	—	—	—	(37,692)	—	—	—	—	(1,273)	(1,273)
Retirement of treasury stock acquired from dissenting Stockholders	—	—	—	37,692	—	—	—	—	1,273	1,273
Retirement of common shares exchanged in connection with the H&CB merger	—	—	—	(179,812,925)	(1,517,932)	(1,039,397)	—	—	—	(2,557,329)
Issuance of common shares upon exchange related to the H&CB merger	—	—	—	299,697,462	1,498,487	3,955,181	—	—	—	5,453,668
Acquisition of treasury stock.	—	—	—	(41,548)	—	—	—	—	(1,795)	(1,795)
Grant of stock options	—	—	—	—	—	21,466	—	—	—	21,466
Deferred stock option compensation	—	—	—	—	—	(4,424)	—	—	—	(4,424)
Exercise of stock options in cash	—	—	—	10,000	—	(382)	—	—	432	50
Cash dividends declared (844 Won per share) .	—	—	—	—	—	—	(149,409)	—	—	(149,409)
Stock dividends declared (2,841 Won per share)	—	—	—	17,979,954	89,900	761,451	(851,351)	—	—	—
Changes in subsidiary ownership	—	—	—	—	—	5,826	—	—	—	5,826
Other comprehensive income, net of tax	—	—	—	—	—	—	—	91,245	—	91,245
Net income	—	—	—	—	—	—	991,876	—	—	991,876

Balance at December 31, 2001	—	—	—	317,645,868	1,588,387	4,960,422	810,230	277,075	(1,363)	7,634,751
Issuance of common shares – conversion from convertible bonds	—	—	—	10,581,269	52,906	184,325	—	—	—	237,231
Acquisition of treasury stock	—	—	—	(3,036,089)	—	—	—	—	(149,704)	(149,704)
Reissuance of treasury stock	—	—	—	31,548	—	326	—	—	1,602	1,928
Deferred stock option compensation	—	—	—	—	—	1,492	—	—	—	1,492
Exercise of stock options	—	—	—	10,000	—	(10,072)	—	—	492	(9,580)
Cash dividends declared (100 Won per share)	—	—	—	—	—	—	(29,967)	—	—	(29,967)
Changes in subsidiary ownership	—	—	—	—	—	8,988	—	—	—	8,988
Other comprehensive income, net of tax	—	—	—	—	—	—	—	(111,431)	—	(111,431)
Net income	—	—	—	—	—	—	1,251,741	—	—	1,251,741

Balance at December 31, 2002	—	—	—	325,232,596	1,641,293	5,145,481	2,032,004	165,644	(148,973)	8,835,449

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the year ended December 31,

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income, net of tax	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount
			Korean Won (in millions, except share data)
Balance at December 31, 2002	325,232,596	1,641,293	5,145,481	2,032,004	165,644	(148,973)	8,835,449
Issuance of common shares – on acquisition of minority interest	8,120,431	40,603	235,118	—	—	—	275,721
Acquisition of treasury stock	(28,078,856)	—	—	—	—	(1,227,876)	(1,227,876)
Reissuance of treasury stock
a. On exercise of stock option	88,322	—	390	—	—	4,285	4,675
b. Under employee stock ownership plan	1,000,000	—	(950)	—	—	44,252	43,302
Stock-based compensation	—	—	13,368	—	—	—	13,368
Exercise of stock options	—	—	(56)	—	—	—	(56)
Cash dividends declared (1,000 Won per share)	—	—	—	(325,233)	—	—	(325,233)
Other comprehensive income, net of tax.
a. Foreign currency translation	—	—	—	—	8,622	—	8,622
b. Unrealized holding gains on investment securities	—	—	—	—	(113,086)	—	(113,086)
Net loss	—	—	—	(947,036)	—	—	(947,036)

Balance at December 31, 2003	306,362,493	1,681,896	5,393,351	759,735	61,180	(1,328,312)	6,567,850

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income, net of tax	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount
				US Dollars (Note 1) (in thousands, except share data)
Balance at December 31, 2002	325,232,596	1,376,924	4,316,679	1,704,702	138,963	(124,977)	7,412,291
Issuance of common shares – on acquisition of minority interest	8,120,431	34,063	197,247	—	—	—	231,310
Acquisition of treasury stock	(28,078,856)	—	—	—	—	(1,030,098)	(1,030,098)
Reissuance of treasury stock
a. On exercise of stock option	88,322	—	327	—	—	3,595	3,922
b. Under employee stock ownership plan	1,000,000	—	(797)	—	—	37,124	36,327
Stock-based compensation	—	—	11,214	—	—	—	11,214
Exercise of stock options	—	—	(47)	—	—	—	(47)
Cash dividends declared (US $ 0.84 per share)	—	—	—	(272,846)	—	—	(272,846)
Other comprehensive income, net of tax.
a. Foreign currency translation	—	—	—	—	7,234	—	7,234
b. Unrealized holding gains on investment securities	—	—	—	—	(94,871)	—	(94,871)
Net loss	—	—	—	(794,493)	—	—	(794,493)

Balance at December 31, 2003	306,362,493	1,410,987	4,524,623	637,363	51,326	(1,114,356)	5,509,943

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the year ended December 31,

	2001	2002	2003	2003
	Korean Won (in millions)			US Dollars (Note 1) (in thousands)
Cash flows from operating activities:
Net income (loss)	991,876	1,251,741	(947,036)	(794,492)
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,264,000	3,908,663	7,192,057	6,033,605
Provision for guarantees and acceptances	(9,153)	(23,133)	(24,403)	(20,472)
Depreciation and amortization	178,965	442,783	525,894	441,186
Accretion of discounts on long-term debt	115,332	26,146	23,725	19,904
Net loss (gain) on valuation of trading securities	1,300	(167,886)	(5,957)	(4,997)
Net loss (gain) on sales of trading securities	(37,320)	(101,082)	(56,805)	(47,655)
Net loss on valuation of derivatives	41,016	35,081	17,623	14,784
Net gain on transaction of derivatives	(10,751)	(144,163)	(31,274)	(26,237)
Net gain on sales of available for sale securities	(148,137)	(423,924)	(498,106)	(417,874)
Impairment loss on available-for-sale securities	91,433	171,792	79,051	66,318
Income on equity method investments	(1,742)	(10,118)	(14,421)	(12,098)
Net gain (loss) on redemption of held-to-maturities Securities	(14,124)	(30,303)	26,492	22,225
Impairment loss on held-to-maturity securities	22,635	9,855	—	—
Net loss on other investments	17,431	152,346	19,810	16,619
Net gain on sales of subsidiaries	—	(23,417)	—	—
Net (gain) loss on sales of loans	(1,317)	126,250	98,274	82,445
Net loss on disposal of premises and equipment	5,199	5,847	30,751	25,798
Gain on extinguishment of debts	(84,954)	—	—	—
Stock options issued	5,307	889	13,321	11,175
Employee stock ownership plan	—	—	42,900	35,990
Minority interest in net income (loss) of consolidated subsidiaries	110,639	(211,172)	(52,139)	(43,741)
Net change in:
Trading assets	797,950	817,754	1,335,257	1,120,181
Accrued interest and dividend receivable	370,469	8,321	121,737	102,127
Other assets	1,197,815	(125,168)	(690,867)	(579,586)
Trading liabilities	(685,592)	341,524	137,672	115,497
Accrued interest payable	(328,828)	(152,001)	(525,211)	(440,613)
Other liabilities	(680,367)	109,205	(81,154)	(68,083)

Net cash provided by operating activities	3,209,082	5,995,830	6,737,191	5,652,006

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the year ended December 31,

	2001	2002	2003	2003
	Korean Won (in millions)			US Dollars (Note 1) (in thousands)
Cash flows from investing activities:
Net change in restricted cash	(2,264,205)	2,792,633	(1,189,599)	(997,986)
Net change in interest-bearing deposits in other banks	1,308,625	(128,913)	1,629	1,367
Net change in call loans and securities purchased under resale agreements	1,566,193	1,782,960	(3,729,519)	(3,128,791)
Proceeds from sales of available-for-sale securities	9,098,093	8,554,167	34,817,351	29,209,187
Purchases of available-for-sale securities	(10,071,318)	(8,442,994)	(36,154,587)	(30,331,029)
Proceeds from maturities, prepayments and calls of held-to-maturity securities	5,734,203	5,903,784	9,363,827	7,855,560
Purchases of held-to-maturity securities	(4,599,485)	(3,877,800)	(4,391,620)	(3,684,245)
Net change in venture capital activities	9,873	1,927	(7,940)	(6,662)
Net change in other investments	(309,102)	26,177	14,263	11,966
Proceeds from sales of subsidiaries	—	51,007	—	—
Net originations and repayments of loans	(10,917,233)	(27,486,988)	(6,997,853)	(5,870,683)
Proceeds from sales of loans	6,506	221,854	238,105	199,753
Payments for purchases of loans	(1,620,353)	(1,081,238)	—	—
Proceeds from sales of premises and equipment	27,223	8,302	124,123	104,130
Payments for purchases of premises and equipment	(411,621)	(613,803)	(347,368)	(291,416)
Net change in security deposits	(6,371)	(95,112)	5,391	4,522
Cash paid related to business combination	(25,834)	—	—	—
Cash acquired in business combination	1,122,743	—	—	—

Net cash used in investing activities	(11,352,063)	(22,384,037)	(8,253,797)	(6,924,327)

Cash flows from financing activities:
Net increase (decrease) in noninterest bearing Deposits	862,435	(396,153)	(284,733)	(238,870)
Net increase in interest-bearing deposits	6,092,689	7,759,502	9,489,380	7,960,889
Net increase (decrease) in call money	1,687,984	(2,364,374)	(80,590)	(67,609)
Net increase in secured borrowings	2,546,814	2,362,854	342,266	287,136
Net increase (decrease) in other borrowed funds	1,299,249	5,044,170	(2,960,648)	(2,483,765)
Proceeds from issuance of long-term debt	8,302,277	9,568,069	8,241,245	6,913,796
Repayment of long-term debt	(10,989,528)	(5,044,841)	(11,834,143)	(9,927,972)
Proceeds from issuance of shares by subsidiaries	55	—	—	—
Cash dividends paid to minority stockholders by subsidiaries	(13,118)	(23,953)	(2,474)	(2,076)
Proceeds from stock option exercise	50	—	826	693
Payment for stock option exercise	—	(26,791)	—	—
Purchases of treasury stock	(2,684)	(148,052)	(1,227,876)	(1,030,097)
Cash dividends paid on common stocks	(149,409)	(29,967)	(325,233)	(272,846)
Redemption of preferred stocks	(160,000)	—	—	—
Other	(121)	(275)	(212)	(178)

Net cash provided by financing activities	9,476,693	16,700,189	1,357,808	1,139,101

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the year ended December 31,

	2001	2002	2003	2003
	Korean Won (in millions)			US Dollars (Note 1) (in thousands)
Effect of exchange rate changes on cash	5,507	(25,128)	1,410	1,183
Net increase (decrease) in cash and cash equivalents	1,339,219	286,854	(157,388)	(132,037)
Cash and cash equivalents, beginning of year	1,701,471	3,040,690	3,327,544	2,791,564

Cash and cash equivalents, end of year	3,040,690	3,327,544	3,170,156	2,659,527

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	5,689,363	6,889,208	6,461,450	5,420,680
Cash paid during the year for income taxes	556,040	624,929	327,219	274,513
Supplemental schedule of noncash investing and financing activities:
Acquisitions (Note 3):
Fair value of net assets acquired	2,945,360	—	45,465	38,142
Cash acquired	1,122,743	—	—	—

Acquisitions, net of cash acquired	1,822,617	—	45,465	38,142
Loans repurchased from KAMCO in exchange for bonds (Note 5)	11,647	26,019	26,840	22,517
Bonds and securities received in connection with loan restructuring	643,096	308,113	34,224	28,711
(Decrease) increase in cumulative translation adjustments, net of tax	(29,677)	8,851	8,622	7,233
Increase (decrease) in unrealized gains on available-for-sale securities, net of tax	120,922	(120,282)	(113,086)	(94,871)
Shares issued on acquisition of minority interest	—	—	275,932	231,487

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

On September 30, 2003, Kookmin Bank acquired the remaining 25.22% outstanding minority interest in Kookmin Credit Card (“KCC”), previously a 74.78% owned subsidiary of Kookmin Bank, in order to maximize the synergies, efficiencies, and competitiveness from combining operations of KCC into the credit card division of Kookmin Bank. The acquisition was effected through an exchange of shares at an exchange ratio of 1:0.442983, with the stockholders of KCC receiving 8,120,431 shares of Kookmin Bank common stock for 18,331,248 shares of KCC common stock exchanged. The acquisition of the minority interest in KCC was accounted for using the purchase method of accounting. The consolidated financial statements of Kookmin Bank reflect 100% of the operations of KCC from September 30, 2003, the date Kookmin Bank owned all the outstanding common stock of KCC.

The Bank conducts its operations in accordance with the provisions of the General Banking Act of Korea, including its activities in the commercial banking business. The Bank is also engaged in the trust business according to the Trust Business Act and in the credit card business under the Specialized Credit Financial Business Act and other related laws. The Bank operated through 1,136 domestic branches and 3 overseas branches as of December 31, 2003.

Risk and uncertainties

Since 2000, the Korean government has been lowering interest rates to stimulate the economy. In addition, the government attempted to stimulate the credit card market by deregulating card issuance and by providing tax benefits for card users. These efforts were successful in increasing consumption and resulted in significant growth in the number of credit card accounts and a general reliance on credit cards by consumers for both making purchases and as a source of funds to borrow. The stimulus led, however, to an oversupply of credit and poor asset quality, which caused increases in the level of bankruptcies, unemployment, a higher level of written-off loans, and higher levels of delinquencies related to consumer borrowings and small and medium enterprise borrowings. As a result, the Korean economy has been faced with severe contractions in private consumption. In addition, credit card companies including the Bank’s credit card operation have experienced serious liquidity issues and suffered substantial losses.

Although economic conditions in Korea may improve and some of the trends and conditions noted above may reverse, the Bank and its customers may continue to be affected for the foreseeable future by certain adverse economic conditions in Korea and the countries on which Korea heavily depends its trades. If these conditions have an adverse effect on the Bank, adjustments to the carrying amount of its loans and investments could be required, and such adjustments could be material to the consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Principles of consolidation

The consolidated financial statements of the Bank include the accounts of Kookmin Bank and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Operating results of companies acquired are included from the dates of acquisition. Assets held in agency or trust management capacities are not included in the consolidated financial statements. The Bank accounts for investments in companies that it owns a voting or economic interest of 20 to 50 percent and for which it has significant influence over operating and financing decisions using the equity method of accounting.

Any gain or loss resulting from changes in equity of consolidated investees that change the Bank’s relative ownership interest in such investees is recorded in “Additional paid-in capital”.

The Bank includes in its consolidated financial statements the accounts of certain special purpose entities (“SPEs”) where the Bank is the sponsor and retains substantial risks and rewards in the SPEs pursuant to Emerging Issues Task Force Topic D-14, Transactions involving Special-Purpose Entities, as well as certain SPEs created after January 31, 2003 in which the Bank is the primary beneficiary pursuant to the FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”). See Notes 2 and 11 for further information related to the adoption of FIN 46.

Business combination

The Bank accounts for business combinations using the purchase method, in accordance with SFAS No. 141, Business Combinations. Identifiable intangible assets acquired in a purchase business combination is separately valued and recognized on the balance sheet if they meet certain requirements.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date, with resulting gains and losses included in the statement of operations. Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. The relating gains and losses from the settlement of foreign currency transactions and from remeasurement at the balance sheet date are recorded in the statement of operations.

Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For certain of the foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the Korean Won. The resulting unrealized gains or losses are reported, net of taxes, in accumulated other comprehensive income (loss), a component of shareholders’ equity. Gains and losses arising from the remeasurement of available-for-sale securities are also recorded as a component of accumulated other comprehensive income (loss).

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, cash items in the process of collection and amounts due from banks and other financial institutions and the Bank of Korea. All such amounts have an original maturity at the time of purchase of 90 days or less.

Resale and repurchase agreements

The Bank enters into short-term purchases of securities under agreements to resell (“resale agreements”) and sales of securities under agreements to repurchase (“repurchase agreements”) of substantially identical securities. Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively, when control over the related securities has not been surrendered by the transferor. When control over the related securities has been surrendered by the transferor, the Bank accounts for its resale agreements as purchases of securities with related forward commitments to resell and accounts for its repurchase agreements as sales of securities with related forward commitments to repurchase. It is the Bank’s policy to take possession of securities under agreements to resell. The Bank minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counterparty and by monitoring collateral value and requiring the counterparty to deposit additional collateral with the Bank when deemed necessary.

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

Trading assets and liabilities also include derivatives used for trading purposes and for non-trading purposes that do not qualify for hedge accounting treatment and foreign exchange contracts which the Bank carries at fair value. Trading and non-trading derivatives include interest rate and foreign currency swaps, credit indexed contracts, options, caps and floors, warrants, and futures and forwards. The Bank recognizes changes in the fair value of trading and non-trading derivatives that do not qualify for hedge accounting treatment and foreign exchange contracts as they occur in net trading revenue.

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

Derivatives used for hedging purposes

The Bank uses various derivative instruments as part of its asset and liability management process, including interest rate and foreign currency swaps, to manage various interest rate and foreign exchange exposure or modify interest rate characteristics of various balance sheet accounts. Certain derivative contracts are entered into for non-trading purposes and intended to serve as economic hedges of risk but do not qualify for hedge accounting.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Available-for-sale securities

Debt securities and equity securities with readily determinable fair values are classified as available-for-sale when management intends to hold the securities for an indeterminate period of time or when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective interest rate method. Realized gains and losses on the sales of securities are determined using the specific identification

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

method for debt securities and the moving average method for equity securities. Available-for-sale securities are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “Accumulated other comprehensive income (loss), net of taxes.” Declines in fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors considered in determining whether such declines in value are other than temporary include the length of time and extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, the Bank’s intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the state of the Korean economy (domestic securities only). The related write-downs are included in earnings under “Net gain (loss) on investments”.

Held-to-maturity securities

Debt securities for which the Bank has the positive ability and intent to hold until maturity are recorded at amortized cost and adjusted for accretion/amortization of discounts and premiums, respectively. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective interest rate method. Declines in fair value of individual held-to-maturity securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings under “Net gain (loss) on investments”.

Venture capital activities

KB Investment Co., Ltd., one of the Bank’s subsidiaries, engages exclusively in venture capital activities. Venture capital investments are not within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”) and subject to specialized industry accounting principles for investment companies. Venture capital investments are recorded as “ Venture capital securities” under “Investments” and are carried at fair value with net changes in fair value recognized in “Net gain (loss) on investments”. The fair values of publicly-traded securities held by this subsidiary are generally based on quoted market prices. Securities that are held by this subsidiary that are not publicly traded are initially recorded at cost, which is deemed to be the fair value as of the acquisition date. Subsequent to that date, management estimates fair value based on investee transactions with unaffiliated parties, or based on management’s review of the investee’s financial results and condition.

Non-marketable or restricted equity securities

The Bank holds certain equity securities that do not have readily determinable fair values or with sales restrictions exceeding one year. Such equity securities are not within the scope of SFAS No. 115. Those equity securities are recorded as “Other securities” under “Investments” and are accounted for at cost, with any other-than-temporary impairment included in earnings under “Net gain (loss) on investments”.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The allowance for loan losses related to consumer loans is established based on historical loss experience delinquency and charge-off information. Unsecured loan amounts are charged-off at no more than 180 days past due.

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

Deferred loan origination fees and costs

The Bank recognizes certain employee and other costs associated with originating loans as a yield adjustment over the life of the loan, net of any related fees received. The majority of the deferred fee income relates to project financing fees related to the Investment Banking Team and annual membership fees related to the Bank’s credit card business. The Bank does not have any other significant fee income related to its lending activities. The deferred loan origination costs relate to direct loan origination activities performed by the Bank which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction. All other lending-related costs, including costs related to activities performed by the Bank for advertising, soliciting potential borrowers, servicing existing loans, and other ancillary activities related to establishing and monitoring credit policies, supervision and administration, are expensed as incurred.

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

Collateral

The Bank pledges loans as collateral for certain borrowings. These borrowings are structured as transfers of loans through asset securitization, which are retained on the balance sheet, as the Bank retains control of the assets transferred. The Bank also pledges securities as collateral, primarily for certain deposit transactions and borrowings structured as a transfer of securities through asset securitization. The Bank retains control of the securities and retains them on the balance sheet. Securities pledged against deposits cannot be sold or re-pledged by the Bank. However, the Bank has the right to substitute the collateral provided that this is not to the detriment of the depositor.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and furniture	3-6 years
Leasehold improvements	1-5 years
Operating lease assets	40 years

Goodwill

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

As of December 31, 2002 and 2003, the carrying amount of goodwill was 162,206 million Won and 394,457 million Won, respectively. Prior to 2002, the goodwill was amortized on a straight-line basis over 15 years, its estimated useful life. Effective January 1, 2002, the Bank adopted provisions of FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which sets forth the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS 142 requires that goodwill and indefinite-lived intangible assets be allocated to the reporting unit level, which the Bank defines as an operating segment, or one level below. SFAS 142 also prohibits the amortization of goodwill and indefinite-lived intangible assets upon adoption, but requires that they be tested for impairment at least annually, or more frequently as warranted, at the reporting unit level.

The goodwill impairment test under SFAS 142 is performed in two phases. The first step of the impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired, and step two of the impairment test must be performed. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to the implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value. The Bank has performed the required impairment test and there was no impairment of goodwill as of December 31, 2002 and 2003.

Other intangible assets

The Bank has no indefinite-lived intangibles. Other finite-lived intangible assets include core deposit intangible, credit card relationship intangibles, and capitalized software. Core deposit intangible reflects the estimated fair value of the acquired demand deposits and savings account, which the Bank can expect to

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

maintain for an extended period of time because of generally stable customer relationships. Credit card relationship intangibles reflect the estimated fair value of the credit card relationships acquired from which the Bank expects to derive future benefits over the estimated life of such relationships. Both the core deposit intangible and the credit card relationship intangibles are amortized on an accelerated basis over their useful lives in proportion to the estimated run-off of depositors and credit card customers, respectively. The estimated useful life of the core deposit intangible and the credit card relationship intangibles ranges from six to ten years. Capitalized software is amortized over its estimated useful life ranging from four to five years. The Bank has evaluated the lives of these intangible assets as required by SFAS 142, and no change was made regarding useful lives upon adoption.

Impairment of long-lived assets and other intangible assets

The Bank reviews its long-lived assets, including identifiable intangibles with definite lives, for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Such circumstances include significant or sustained declines in revenues or earnings and material adverse changes in the economic climate. For assets the Bank intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. For assets the Bank intends to dispose of by sale, a loss is recognized for the amount that the estimated fair value, less cost to sell, is less than the carrying value of the assets.

Interest expense

Interest expense is recognized on an accrual basis. For deposits where a portion of the interest payments are linked to the Bank’s stock price, interest is recognized based on the price of the Bank’s stock at the end of the period.

Employee stock option plan

As December 31, 2003, the Bank has various stock-based employee compensation plans, which are described more fully in Note 32. Prior to January 1, 2003, the Bank accounted for those plans using the intrinsic-value in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related Interpretations. The compensation expense was calculated by multiplying the number of shares underlying the option by the difference between the market value of the underlying shares on the measurement date and the exercise price. The compensation expense was recognized over the service (vesting) period.

Effective January 1, 2003, the Bank adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation” and selected the modified prospective method of adoption under the provisions of SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”. Under SFAS 123, the compensation expense is determined using option pricing models intended to estimate the fair value of the stock option at the grant date. Similar to APB 25, the compensation expense is recognized over the service (vesting) period with a corresponding credit to additional paid-in capital. For options settled in cash, the difference between cash paid and cumulative compensation recognized is adjusted to compensation expense in the consolidated statement of operations.

The compensation cost recognized in fiscal 2003 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. Results for prior years

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

have not been restated. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

(in millions of Won, except share data)		Year ended December 31
		2001	2002	2003
Net income (loss), as reported		991,876	1,251,741	(947,036)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effect		3,672	2,249	8,567
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect		2,085	21,856	8,567

Pro forma net income (loss)		993,463	1,232,134	(947,036)

Basic earnings (loss) per share	-As reported	4,700	3,939	(2,905)
	- Pro forma	4,708	3,877	(2,905)
Diluted earnings (loss) per share	-As reported	4,256	3,831	(2,905)
	- Pro forma	4,264	3,774	(2,905)

Trust fees and compensation to the trust accounts

The Bank manages funds on behalf of its customers through operations of various trust accounts. The Bank earns fees for managing those funds which is recognized when earned. In certain cases, the Bank guarantees (a) principal and fixed return on those principal and (b) principal only to the investors in those trust accounts. At each balance sheet date, the Bank accrues for liability that exists on account of such guarantee.

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

Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the “treasury stock” method for stock options, and “as if converted” method for convertible securities, except where the results will be anti-dilutive.

United States dollar amounts

The Bank operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won) 1,192.00 :US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2003. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate.

Reclassification

Certain reclassifications have been made in the 2001 and 2002 consolidated financial statements to conform to the 2003 presentation for comparability purposes and due to implementation of SFAS No. 145, as discussed in Note 2.

2.	Recently Issued Accounting Pronouncements

SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 requires gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent occurrences in Accounting Principles Board Opinion No. 30, (“APB 30”) “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Any gain or loss on extinguishment that was classified as an extraordinary item in prior periods presented that does not meet the Criteria in APB 30 for classification as an extraordinary item in prior periods shall be reclassified. SFAS No. 145 also amends Statement No. 13 requiring sale-leaseback accounting for certain lease modifications. In addition, SFAS No. 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002; however, the provisions relating to sale-leaseback are effective for transactions after May 15, 2002.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The adoption of FAS 145 required the Bank to reassess the classification of the extraordinary gain on extinguishment of debt in 2001, as more fully described in Note 20. Based on the reassessment under the criteria set forth in APB 30 for unusual and infrequent occurrences, the Bank determined that the gain recognized on extinguishment of debt in 2001 does not qualify for extraordinary treatment. As a result, the gain on extinguishment of debt in 2001 was reclassified to Other non-interest income with corresponding taxes payable to income tax expense in the consolidated statement of operations and comprehensive income. There was no impact on consolidated net income. The impact of such reclassification in 2001 is as follows:

(in millions of Won)	For the Year Ended December 31, 2001
	As previously reported	As revised
Income from continuing operations	1,643,836	1,728,430

Net income from continuing operations	938,549	997,088

Net income per common share – Basic:
Net income from continuing operations	4,447	4,724

Net income per common share – Diluted:
Net income from continuing operations	4,028	4,278

SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

Effective July 1, 2003, the Bank adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies the accounting guidance on (1) derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of SFAS No. 133. SFAS No. 149 also amends certain other existing pronouncements, which will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. The impact of adopting SFAS No. 149 did not materially affect the Bank’s financial position and results of its operation.

SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have any impact on the Bank’s financial position or result of operation.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guararantee. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN No. 45 issued or modified after December 31, 2002.

The impact of adopting FIN No. 45 did not materially affect the consolidated financial statements. More information related to the adoption of FIN No. 45 is presented in Note 35.

FIN No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 “

In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities (“VIEs”)”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities are commonly referred to as “special purpose entities” although non-SPE entities are also subject to this interpretation. The underlying principle behind the FIN No. 46 is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. FIN No. 46 also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity.

The provisions of FIN No. 46 were applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, were originally subject to the provisions of FIN No. 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provided for a deferral of the effective date of applying FIN No. 46 to entities created before February 1, 2003, to no later than December 31, 2003. In addition, the deferral permitted a company to apply FIN No. 46 as of July 1, 2003, to some or all of the VIEs in which it held an interest, and the rest on December 31, 2003.

The provision of FIN No. 46 were adopted for variable interests in VIEs created after January 31, 2003. The adoption of this interpretation did have a significant impact on the Bank’s consolidated financial statements.

In December 2003, the FASB issued a revision to FIN No. 46 (“FIN No. 46 R”), which clarifies and interprets certain of the provisions of FIN No. 46 without changing the basic accounting model in FIN No. 46 . As a Foreign Private Issuer, the Bank must apply the provisions of FIN No. 46 R to those entities considered SPEs on January 1, 2004, and to other entities no later than December 31, 2004. The Bank is still in the process of analyzing and interpreting FIN No. 46 R, and assessing the impact on its financial position and its operations. More information related to the adoption of FIN No. 46 and FIN No. 46 R is presented in Note 11.

EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”

In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on certain additional quantitative and qualitative disclosure requirements in connection with its deliberation of Issue 03-1 on the impairment model for available-for-sale and held-to-maturity securities under SFAS No. 115. The required disclosures are presented in Note 10.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3.	Acquisition of Minority Interest in Kookmin Credit Card

On May 30, 2003, the Bank entered into a Merger Agreement with Kookmin Credit Card Co., Ltd (“KCC”), a 74.48% owned subsidiary of the Bank, in order to maximize the synergies, efficiencies, and competitiveness from combining operations of KCC into the credit card division of the Bank. To facilitate the merger, on September 30, 2003, the Bank acquired all of the outstanding minority interest in KCC, which represents the remaining 25.22% of KCC’s outstanding common stock. The acquisition was effected through an exchange of shares at an exchange ratio of 1:0.442983, with the stockholders of KCC receiving 8,120,431 shares of the Bank’s stock for 18,331,248 shares of KCC common stock exchanged. The acquisition of the minority interest in KCC was accounted for using the purchase method of accounting. On September 30, 2003, the operations of KCC were merged into the credit card division of the Bank.

The allocation of purchase price consideration for the acquisition is as follows (in millions of Won):

Fair value of Kookmin Bank common stock exchanged	275,932
Acquisition costs	1,784

Total purchase price	277,716

Fair value of 25% of KCC tangible net assets acquired	(29,535)
Fair value of 25% of KCC credit card relationship intangible asset acquired	75,000
Goodwill	232,251

Total purchase price	277,716

Fair value of the Bank’s common stock exchanged is calculated using the number of shares of the Bank’s common stock issued to KCC stockholders multiplied by the average closing price of the Bank’s shares on the Korean Stock Exchange two days before and after May 30, 2003, the Merger Agreement date.

The credit card relationship intangible reflects the estimated fair value of the credit card relationships acquired from the minority interest from which the Bank expects to derive future benefits over the estimated life of such relationships. The customer relationship intangible is amortized over its estimated useful life of 10 years on an accelerated basis. The fair value of this asset is based principally upon the estimates of (i) the profitability of the acquired accounts and (ii) the projected run-off of the acquired accounts.

Goodwill generated represents the excess of purchase price over the fair value of 25% of net assets of KCC. Goodwill generated from this acquisition of KCC minority interest is allocated to the Bank’s Credit Card Operations segment.

As part of the acquisition, the Bank also issued 32,136 shares of the Bank’s stock options to replace 80,000 shares of the outstanding KCC employee stock options. This exchange is treated as a modification of existing awards in accordance with SFAS 123. However, since the fair value of the KCC options was higher than the Bank’s replacement options as of the date of acquisition, no compensation cost was recognized.

4.	Discontinued Operations

On December 27, 2002, the Bank sold its 88.66% ownership interest in Kookmin Leasing Co., Ltd. (“Kookmin Leasing”) for 365 million Won and recognized a pretax gain on sale of 28,501 million Won (after tax gain of 20,036 million Won). On May 29, 2002, the Bank sold its 99.99% ownership interest in Kookmin Investment Trust Management Co., Ltd. for 37,309 million Won and recognized a pretax gain on sale of 8,485 million Won (after tax gain of 5,965 million Won).

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On August 30, 2002 and then on October 28, 2002, the Bank sold 65.43% and 5.03%, respectively, of its 85.43% ownership interest in Alpha Capital Corporation (“Alpha Capital”), formerly known as Jooeun Leasing Co., Ltd., to the same buyer. The Bank carried its remaining investment in Alpha Capital from August 30, 2002 to October 28, 2002 under the equity method and subsequent to October 28, 2002, under the cost method. The Bank’s proportionate share of the results of operations of Alpha Capital from August 30, 2002 to October 28, 2002 was not significant. Sales proceeds from the two transactions totaled 13,333 million Won and the Bank recognized a pretax loss on sale of 3,676 million Won (after tax loss of 2,584 million Won). The remaining 14.97% ownership interest at December 31, 2002 was sold for 149 million Won on February 4, 2003 to a different buyer.

Financial information related to these disposed subsidiaries is presented separately in the consolidated statements of income and comprehensive income as discontinued operations.

The following table summarizes financial information for discontinued operations for the year ended December 31:

(in millions of Won)	2001	2002
Operating income from discontinued operations	11,741	104,844
Net gain on disposal	—	33,310
Income tax expense	3,616	41,032

Income from discontinued operations, net of tax	8,125	97,122

There was no discontinued operations during 2003.

5.	Transactions with Korea Asset Management Corporation

Prior to fiscal year 1999, the Bank sold certain non-performing loans to the Korean Asset Management Corporation (“KAMCO”). The sales agreements contain a recourse obligation under which KAMCO can obligate the Bank to repurchase the related loans at the original sales price. The recourse obligation has no expiration date. Loans for which KAMCO has a recourse obligation amounted to 47,493 million Won and 8,294 million Won at December 31, 2002 and 2003, respectively. At December 31, 2002 and 2003, the Bank recorded a liability of 22,414 million Won and 382 million Won, respectively, representing its estimated obligation to repurchase the loans under the recourse obligation.

6.	Restricted Cash

The following table presents restricted cash as of December 31:

(in millions of Won)	2002	2003
Reserve deposits with the Bank of Korea	1,366,158	2,624,663
Deposits with insurance companies	66,000	—
Deposits with Hansol Mutual Savings & Finance	118,844	127,190
Other	29,284	18,032

Total restricted cash	1,580,286	2,769,885

Reserve deposits with the Bank of Korea (“BOK”) represent amounts required under the General Banking Act for payment of deposits.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deposits with Hansol Mutual Savings & Finance are restricted from being withdrawn prior to their maturity in 2004 in accordance to the sale agreement of Bukook Mutual Savings & Finance which was then a subsidiary of the Bank.

7.	Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following at December 31:

(in millions of Won)	2002	2003
Call loans (1)	229,341	2,458,860
Securities purchased under resale or similar arrangements	—	1,500,000

Total	229,341	3,958,860

(1)	Call loans are short-term lending among banks and financial institutions, with maturities of 30 days or less. Typically, call loans have maturities of one day.

8.	Trading Assets and Liabilities

The following table presents trading assets and liabilities at December 31:

(in millions of Won)	2002	2003
Trading assets:
Debt securities
Korean treasury and government agencies	840,323	1,418,730
Corporate	112,766	105,058
Financial institutions	784,279	912,183
Asset-backed securities	39,795	129,180
Equity securities	3,897,984	175,279

Total debt and equity instruments	5,675,147	2,740,430

Foreign exchange spot contracts	5,191	2,378
Derivative instruments
Foreign exchange derivatives	511,628	411,317
Interest rate derivatives	150,315	149,117
Equity derivatives	26,028	213,532
Credit derivatives	—	408

Total derivative instruments and foreign exchange spot contracts	693,162	776,752

Total trading assets	6,368,309	3,517,182

Trading liabilities:
Foreign exchange spot contracts	3,954	2,181
Derivative instruments
Foreign exchange derivatives	353,019	314,769
Interest rate derivatives	246,935	244,890
Equity derivatives	20,885	200,625

Total trading liabilities	624,793	762,465

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9.	Net Trading Revenue

The following table presents net trading related revenue (loss) for the years ended December 31:

(in millions of Won)	2001	2002	2003
Debt securities	30,128	103,416	15,904
Equity securities	2,008	165,551	46,859
Foreign exchange contracts	104,546	80,345	86,220
Derivative instruments	(16,422)	109,082	13,652

Total net trading revenue	120,260	458,394	162,635

For the years ended December 31, 2001, 2002 and 2003, net unrealized losses on trading securities of 1,300 million Won and net unrealized gains on trading securities of 167,886 million Won and 5,957 million Won, respectively, were recognized in net trading revenue.

10.	Investments

Investments as of December 31, 2002 and 2003 consisted of the following;

(in millions of Won)	2002	2003
Available-for-sale securities	12,481,534	15,689,028
Held-to-maturity securities	11,133,793	6,137,077
Venture capital securities	86,959	87,931
Other securities(1)	520,249	512,913

Total investments	24,222,535	22,426,949

(1)	Other securities comprise of equity securities without readily determinable fair values or with sales restrictions exceeding one year, investments under the equity method, and investments held by broker-dealer subsidiary.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At December 31, 2002, the amortized cost and estimated fair value of the Bank’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

(in millions of Won)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	4,021,804	81,633	7,642	4,095,795
Corporate	2,041,430	54,834	27,920	2,068,344
Financial institutions	2,622,278	32,779	6,300	2,648,757
Foreign governments	17,280	2,727	—	20,007
Asset-backed securities	154,841	42,336	43	197,134
Marketable equity securities	3,359,604	96,493	4,600	3,451,497

Total available-for-sale securities	12,217,237	310,802	46,505	12,481,534

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	8,734,889	294,458	284	9,029,063
Corporate	312,952	29,968	2,313	340,607
Financial institutions	932,536	8,895	4	941,427
Foreign governments	49,017	901	625	49,293
Asset-backed securities	1,104,399	14,699	—	1,119,098

Total held-to-maturity securities	11,133,793	348,921	3,226	11,479,488

At December 31, 2003, the amortized cost and estimated fair value of the Bank’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

(in millions of Won)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	5,024,167	10,776	38,833	4,996,110
Corporate	1,845,058	94,586	10,069	1,929,575
Financial institutions	7,899,500	21,875	20,846	7,900,529
Foreign governments	29,819	9,469	141	39,147
Asset-backed securities	59,233	753	—	59,986
Marketable equity securities	733,970	30,081	370	763,681

Total available-for-sale securities	15,591,747	167,540	70,259	15,689,028

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	5,227,522	156,710	7,687	5,376,545
Corporate	132,222	10,306	49	142,479
Financial institutions	297,793	4,636	56	302,373
Foreign governments	—	—	—	—
Asset-backed securities	479,540	2,422	1,125	480,837

Total held-to-maturity securities	6,137,077	174,074	8,917	6,302,234

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The BOK and the Korea Development Bank (“KDB”) are both financial institutions owned and controlled by the Korean government. The amounts listed above for the fair value of available-for-sale debt securities from financial institutions include 2,199,135 million Won and 6,930,776 million Won as of December 31, 2002 and 2003, respectively, that are related to BOK and KDB. The amounts listed above for the amortized cost of held-to-maturity debt securities from financial institutions include 876,492 million Won and 264,717 million Won as of December 31, 2002 and 2003, respectively, that are related to BOK and KDB.

For the years ended December 31, 2001, 2002 and 2003, the Bank recognized impairment losses on available-for-sale securities of 91,433 million Won, 171,792 million Won and 79,051 million Won, respectively, where decreases in value were deemed to be other-than-temporary.

For the years ended December 31, 2001, 2002 and 2003, the Bank recognized impairment losses on held-to-maturity securities of 22,635 million Won, 9,855 million Won and 0 million Won, respectively, where decreases in value were deemed to be other-than-temporary.

The following table presents the current fair value and the associated unrealized losses on investments in available-for-sale debt securities and marketable equity securities, and held-to-maturity debt securities with unrealized losses at December 31, 2003. The table also discloses whether these securities have had unrealized losses for less than 12 months, or for 12 months or longer.

	Less than 12 months		12 months or longer		Total
(in millions of Won)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Debt securities:
Korean treasury and government agencies	3,558,540	(38,833)	1	—	3,558,541	(38,833)
Corporate	789,727	(10,069)	—	—	789,727	(10,069)
Financial institutions	4,856,299	(20,846)	—	—	4,856,299	(20,846)
Foreign governments	3,840	(141)	—	—	3,840	(141)
Asset-backed securities	—	—	—	—	—	—
Marketable equity securities	8,996	(370)	7	—	9,003	(370)

Total available-for-sale securities	9,217,402	(70,259)	8	—	9,217,410	(70,259)

Held-to-maturity securities
Debt securities:
Korean treasury and government agencies	790,321	(7,404)	5,566	(283)	795,887	(7,687)
Corporate	9,951	(49)	—	—	9,951	(49)
Financial institutions	6,662	(56)	—	—	6,662	(56)
Asset-backed securities	229,750	(1,125)	—	—	229,750	(1,125)

Total held-to-maturity securities	1,036,684	(8,634)	5,566	(283)	1,042,250	(8,917)

Total temporary impaired securities	10,254,086	(78,893)	5,574	(283)	10,259,660	(79,176)

At December 31, 2003, the cost of approximately 851 debt and equity securities exceeded their fair value by 79,176 million Won. The held-to-maturity debt securities that have been in a gross unrealized loss position for a year or more are issued by Korean government and government agencies. The unrealized losses on these debt securities resulted mainly from changes in the current market conditions. The extent of the

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

decline for each security is not substantial, and the decline is unrelated to credit quality. As the Bank has both the intent and ability to hold these securities to maturity with the expectation that the unrealized losses will be recovered, management believes that the losses are temporary in nature.

Based on the Bank’s review for impairment and consideration of the factors presented in Note 1, management has determined that the unrealized losses on the investments in debt and equity securities at December 31, 2003 are temporary in nature.

For the years ended December 31, 2001, 2002 and 2003, the Bank recognized net losses on venture capital securities and other investments of 7,666 million Won, 152,346 million Won and 19,810 million Won, respectively.

Any deterioration in Korean economic conditions, or in specific situations of the counterparty to the security, could adversely affect the fair value of securities held by the Bank.

For the years ended December 31, 2001, 2002 and 2003, proceeds from sales of available-for-sale securities amounted to 9,098,093 million Won, 8,554,167 million Won and 34,817,351 million Won, respectively. Gross realized gains amounted to 198,201 million Won, 577,524 million Won and 577,751 million Won for the years ended December 31, 2001, 2002 and 2003, respectively. Gross realized losses amounted to 50,064 million Won, 153,600 million Won and 79,645 million Won for the years ended December 31, 2001, 2002 and 2003, respectively.

The amortized cost and estimated fair value of the Bank’s available-for-sale debt securities and held-to-maturity securities at December 31, 2003 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale debt securities		Held-to-maturity securities
(in millions of Won)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	5,950,244	6,015,520	2,079,196	2,094,352
Due after one year through five years	8,510,346	8,511,249	3,796,655	3,927,637
Due after five years through ten years	376,713	378,541	252,006	267,592
Due after ten years	15,496	14,901	—	—
Securities not due at a single maturity date	4,978	5,136	9,220	12,653

Total	14,857,777	14,925,347	6,137,077	6,302,234

11.	Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities (“VIEs”)”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities are typically “special purpose entities” although non-SPE entities are subject to this interpretation. The underlying principle behind the FIN No. 46 is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. FIN No. 46 also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”), which clarifies and interprets certain of the provisions of FIN 46 without changing the basic accounting model. More information related to the adoption dates is presented in Note 2.

The following table represents the carrying amount of assets held by VIEs, which have been consolidated by the Bank under existing guidance and VIEs that the Bank became involved with after January 31, 2003:

(in millions of Won)	December 31, 2003
Cash	—
Investments	4,651,610
Loans (net of allowance for loan losses of 1,101,712)	4,914,703
Other Asset	1,891,109

Total	11,457,422

Of the 11,457,422 million Won of total assets consolidated by the bank at December 31, 2003, 6,180,412 million Won represents structured transaction where the company packages and securitizes assets, 5,277,010 million Won related to investment trusts that hold investments on behalf of the Bank.

The Bank did not consolidate or deconsolidate any other significant VIEs created after January 31, 2003 in connection with the adoption of FIN 46, and accordingly, it did not have a material impact on the Bank’s consolidated financial position or results of operations, other than as indicated above.

FIN 46 requires disclosure of significant variable interests the Company has in VIEs where it is not the primary beneficiary and thus not required to consolidate. The Bank has significant involvement with VIEs that it will not likely consolidate because it is not considered the primary beneficiary. These SPEs are structured by other third parties. In all cases, the Bank does not absorb the majority of the entities’ losses nor does it receive a majority of the entities’ expected residual returns, or both. These entities facilitate client transactions, and the Bank provides the entities with administration services and liquidity. The transactions with the entities are conducted at arm’s length, and individual credit decisions are based upon the analysis of the specific SPE, taking into consideration of the quality of the underlying assets. The Bank records and reports these transactions with the SPEs similar to any other third party transactions. All liquidity facilities provided to these entities are included in the Bank’s credit-related commitments described in more detail in Note 35. Total assets of these entities at the date the entity was established were approximately 19,259,891 million Won. No individual liquidity guarantee was considered a significant variable interest at December 31, 2003. However, at December 31, 2003, the Bank’s maximum loss exposure associated with these entities, which is the total variable interest, is approximately 7,164,000 million Won. As most of these liquidity facilities expire without being drawn, the total variable interest of these facilities is not, in the Bank’s view, representative of the Bank’s actual future funding requirement.

In connection with the adoption of FIN 46R to the Bank’s VIEs for the year ending December 31, 2004, it is reasonably possible that the Bank’s guaranteed trusts, as more fully discussed in Note 40, may be consolidated because the Bank may deemed to be the primary beneficiary. These trusts are structured by the Bank. In all cases, the Bank absorbs the entity’s principal losses by providing a guarantee of the principal, but not the return on the principal amount invested. The assets held within guaranteed trust accounts totaled 3,487,146 million Won at December 31, 2003. The Bank’s maximum exposure to loss related to such trusts amounted to 3,261,625 million Won, which is the total variable interest in these structures at December 31, 2003.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Securitization of non-performing loans

The Bank holds retained interests in securitized financial assets through investments in junior bonds. These bonds have a contractual maturity life of 3-4 years.

The Bank records these assets at fair value obtained from an independent valuation company. The key economic assumptions used in estimating the fair value of retained interests as of December 31, 2003 are as follows:

(in millions of Won)	2003
Fair value retained interests	19,616
Weighted average life (in years)	0.77
Weighted average asset cash flows discounted at	299.85%

The Bank, subsequent to the merger with H&CB, is a party to a servicing arrangement whereby the Bank will service and maintain the records for these loans. In exchange, the Bank will receive 0.5% of the outstanding securitized bond balance at the beginning of every quarter as quarterly servicing fees. The Bank received cash flows relating to servicing fees of 925 million Won from the special purpose vehicle during the two-month period ended December 31, 2001 and 3,050 million Won, 2,060 million Won for the year ended December 31, 2002, 2003 respectively.

At December 31, 2003, the key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

(in millions of Won)	10% Impact	20% Impact
Estimated fair value of junior bond	19,498	19,386
Weighted average asset cash flows discounted at	329.83%	359.82%

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12.	Loans

The composition of the loan portfolio as of December 31, 2002 and 2003 was as follows:

(in millions of Won)	2002	2003
Domestic
Commercial:
Commercial and industrial(1)	40,072,080	41,096,101
Construction loans	6,384,965	6,060,553
Other commercial(2)	1,044,735	742,227
Consumer:
Mortgage and home equity	46,195,299	52,477,123
Credit cards	22,643,187	15,321,894
Other consumer(3)	28,065,751	28,726,515
Foreign .	1,425,511	1,433,151

Gross loans (4)(5)	145,831,528	145,857,564
Deferred origination costs	119,244	127,504
Less: Allowance for loan losses	(5,195,205)	(5,771,951)

Total loans, net	140,755,567	140,213,117

(1)	Commercial and industrial loans include 165,223 million Won and 3,364 million Won of loans to the Korean government and government related agencies as of December 31, 2002 and 2003, respectively.
(2)	Other commercial loans include bills bought in foreign currency and overdrafts.
(3)	Other consumer loans include personal overdrafts and loans with principal due at maturity.
(4)	Total loans on non-accrual status amounted to 12,334,293 million Won and 12,181,450 million Won as of December 31, 2002 and 2003, respectively.
(5)	The total investment in loans past due one day or more still accruing interest amounted to 2,957,415 million Won and 2,647,582 million Won as of December 31, 2002 and 2003, respectively.

During 2003 and 2002, the Bank received convertible debt securities and equity securities having a fair market value of 809 million Won (2002: 21,107 million Won) and 33,415 million Won (2002: 287,006 million Won), respectively, through the restructuring of 27 (2002: 42) loans having an aggregate book value of 152,870 million Won (2002: 401,143 million Won). The Bank recognized aggregate charge-offs of 118,646 million Won (2002: 93,030 million Won) related to these transactions.

The following table sets forth information about the Bank’s impaired loans as of December 31, 2001, 2002 and 2003. Impaired loans are those on which the Bank believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan.

(in millions of Won)	2001	2002	2003
Impaired loans with an allowance	4,772,323	4,114,052	4,515,254
Impaired loans without an allowance	833,114	430,537	341,007

Total impaired loans	5,605,437	4,544,589	4,856,261

Allowance for impaired loans	2,160,559	1,560,418	1,377,421
Average balance of impaired loans during the year	5,030,347	5,364,633	5,030,902
Interest income recognized on impaired loans during the year(1)(2)	296,348	238,889	282,796

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of 223,133 million Won, 179,681 million Won and 137,617 million Won would have been recorded in 2001, 2002 and 2003, respectively.
(2)	Of these amounts, 120,579 million Won, 89,643 million Won and 117,670 million Won as of December 31, 2001, 2002 and 2003, respectively, relate to troubled debt restructurings.

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

The table below summarizes the changes in the allowance for credit losses:

	2001			2002
(in millions of Won)	Loans	Guarantees and Acceptances(1)	Total	Loans	Guarantees and Acceptances(1)	Total
Allowance at January 1,	2,393,647	85,935	2,479,582	3,507,583	104,366	3,611,949
Provisions for credit losses	1,269,892	(9,153)	1,260,739	3,908,663	(23,133)	3,885,530
Allowance relating to loans reacquired from KAMCO (Note 5)	7,898	—	7,898	6,424	—	6,424
Allowance relating to merger with H&CB effective November 1, 2001	1,278,622	27,584	1,306,206	—	—	—
Allowance relating to discontinued operation	(5,892)	—	(5,892)	(163,555)	—	(163,555)
Charge-offs	(1,645,036)	—	(1,645,036)	(2,446,813)	—	(2,446,813)
Recoveries	208,452	—	208,452	382,903	—	382,903

Allowance at December 31,	3,507,583	104,366	3,611,949	5,195,205	81,233	5,276,438

	2003
(in millions of Won)	Loans	Guarantees and Acceptances(1)	Total
Allowance at January 1,	5,195,205	81,233	5,276,438
Provisions for credit losses	7,192,057	(24,403)	7,167,654
Allowance relating to loans reacquired from KAMCO (Note 5)	5,325	—	5,325
Charge-offs	(7,276,745)	—	(7,276,745)
Recoveries	656,109	—	656,109

Allowance at December 31,	5,771,951	56,830	5,828,781

(1)	The allowance for guarantees and acceptances is included in “Other liabilities”.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

13.	Investment in Capital Leases

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

14.	Premises and Equipment

Premises and equipment at December 31, 2002 and 2003 were as follows:

(in millions of Won)	2002	2003
Land	728,399	594,632
Building	770,498	815,841
Equipment and furniture	1,176,991	1,332,346
Leasehold improvements	98,843	157,897
Construction in progress	1,197	12,326
Operating lease assets	127,085	126,987

Total	2,903,013	3,040,029
Less: Accumulated depreciation and amortization	(782,223)	(1,131,182)

Premises and equipment, net	2,120,790	1,908,847

The Bank incurred depreciation expense on its buildings, equipment and furniture, leasehold improvements and operating lease assets of 140,423 million Won, 299,929 million Won and 404,178 million Won, for the years ended December 31, 2001, 2002 and 2003, respectively.

15.	Other assets

Other assets as of December 31, 2002 and 2003 consisted of the following:

(in millions of Won)	2002	2003
Accounts receivable	271,514	262,459
Payments in advance	21,604	42,922
Deferred tax assets	429,583	918,547
Prepaid expenses	68,962	47,515
Prepaid income tax	82,558	295,527
Foreclosed assets	3,516	776
Others	87,434	135,164

Total	965,171	1,702,910

16.	Goodwill and Other Intangible Assets

Goodwill and other intangible assets as of December 31, 2002 and 2003 consisted of the following:

(in millions of Won)	2002	2003
Goodwill	162,206	394,457
Other intangible assets	468,443	423,067

Total	630,649	817,524

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Effective January 1, 2002, the Bank adopted the provisions of SFAS 142, when the rules became effective for calender year companies. Under the new rules, goodwill is no longer amortized, but is subject to annual impairment testing. The Bank performed the required impairment test and no impairment resulted as of December 31, 2002 and 2003.

Net income for 2001, prior to the adoption of FAS 142, adjusted to exclude goodwill amortization expense, net of tax, is as follows:

(in millions of Won, except per share amounts)	2001
Net income from continuing operations, as reported	997,088
Goodwill amortization, net of tax	9,503
Adjusted net income from continuing operations, excluding goodwill amortization	1,006,591

Net income, as reported	991,876
Goodwill amortization, net of tax	9,503
Adjusted net income, excluding goodwill amortization	1,001,379

Net income per share, as reported:
Basic	4,700
Diluted	4,256
Goodwill amortization per share, net of tax:
Basic	45
Diluted	41
Adjusted net income per share, excluding goodwill amortization:
Basic	4,745
Diluted	4,297

At December 31, 2002 and 2003, the goodwill balance was 145,985 million Won and 145,985 million Won, respectively, for the Corporate Banking segment and 16,221 million Won and 248,472 million Won, respectively, for the Credit Card Operations segment. The change in the goodwill balance for the Credit Card Operations segment in 2003 was the result of goodwill generated from the acquisition of remaining 25.22% minority interest in KCC.

There were no indefinite-lived intangible assets for any of the periods presented. Other intangible assets, which are subject to amortization, primarily include core deposit and credit card relationship intangibles, as well as capitalized software costs.

	December 31, 2002			December 31, 2003
(in millions of Won)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Core deposit intangible	403,773	(90,938)	312,835	403,773	(161,156)	242,617
Credit card relationship intangible (H&CB)	133,844	(38,241)	95,603	133,844	(70,109)	63,735
Credit card relationship intangible (KCC)	—	—	—	75,000	(3,750)	71,250
Capitalized software costs	64,698	(22,404)	42,294	64,698	(34,042)	30,656
Other	21,773	(4,062)	17,711	23,112	(8,303)	14,809

Total amortizable intangibles	624,088	(155,645)	468,443	700,427	(277,360)	423,067

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Goodwill amortization expense was 13,517 million Won in 2001. No goodwill amortization expense was recognized in 2002 and 2003 in accordance with SFAS No. 142. Other intangible assets amortization expense was 21,574 million Won, 142,854 million Won, and 121,715 million Won in 2001, 2002, and 2003, respectively. Goodwill and other intangible assets amortization expense is included in “Depreciation and amortization expense” in the consolidated statements of operations and comprehensive income. Other intangible asset amortization expense is expected to be 114,382 million Won in 2004, 95,179 million Won in 2005, 80,073 million Won in 2006, 58,314 million Won in 2007, and 34,624 million Won in 2008.

17.	Deposits

Deposits as of December 31, 2002 and 2003 were as follows:

(in millions of Won)	2002	2003	Weighted Average Rate Paid for 2003
Interest-bearing deposits:
Interest-bearing demand deposits	728,959	707,986	0.30%
Savings deposits	36,557,757	39,773,679	0.91%
Certificate of deposit accounts	3,044,089	6,499,258	4.45%
Other time deposits	66,275,091	68,716,691	4.38%
Mutual installment deposits	12,048,493	12,446,154	5.37%

Total interest-bearing deposits	118,654,389	128,143,768	3.37%
Non interest bearing deposits:
Demand accounts	3,744,879	3,460,146	—

Total deposits	122,399,268	131,603,914	3.29%

Mutual installment deposits are interest-bearing accounts offered by the Bank which enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Bank. Prior to qualifying for a loan, a customer must make required monthly deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from the Bank, but loan amounts and terms are not as favorable as those associated with a loan request made after completing the deposit contract term.

The contractual schedule of maturities of certificate of deposits, other time deposits, and mutual installment deposits at December 31, 2003 was as follows:

(in millions of Won)
2004	75,884,497
2005	7,598,328
2006	2,827,912
2007	485,131
2008	299,322
Thereafter	566,913

Total	87,662,103

The KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of deposit. For the insurance, covered by KDIC, the Bank pays a premium rate of 0.2% of the average deposits which amounted to 111,732 million Won and 229,290 million Won in 2002 and 2003, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18.	Other Borrowed Funds

A summary of other borrowed funds at December 31, 2002 and 2003 is presented below:

	2002		2003
(in millions of Won)	Outstanding Balance	Weighted Average Interest Rate	Outstanding Balance	Weighted Average Interest Rate
Kookmin Bank
Borrowings from the Bank of Korea	709,347	2.47%	1,005,041	2.45%
Borrowings in foreign currencies	1,026,962	2.49%	1,057,283	1.30%
Borrowings from trust account	724,741	3.92%	3,895,444	3.80%
Other borrowings	9,649,866	5.09%	6,803,561	5.22%

Subtotal	12,110,916	4.65%	12,761,329	4.25%

Subsidiaries
Borrowings from trust accounts of Kookmin Bank	30,000	8.20%	—	—
Borrowings from other financial institutions	3,714,933	5.20%	133,872	2.00%

Subtotal	3,744,933	5.23%	133,872	2.00%

Total other borrowed funds	15,855,849	4.78%	12,895,201	4.22%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year.

19.	Secured Borrowings

The Bank transferred certain non-performing loans and investment securities to special purpose entities, which in turn issued beneficial interests collateralized by such loans. In addition, one of the Bank’s majority-owned subsidiaries, KCC, prior to its merger with the Bank, had transferred credit card loans and revolving assets to a special purpose entity (“SPE”). In accordance with SFAS No. 125, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” as superseded by SFAS No. 140, these transactions have been accounted for as secured borrowings. As a result, the loans and securities collateralizing these borrowings are included in “Loans” and “Available-for-sale securities” or “Held-to-maturity securities,” respectively, and the beneficial interests issued by the SPE, which pay interest at rates of 1.00% to 13.5% per annum, are included in “Secured borrowings”.

In addition to above, the Bank has sold securities under repurchase agreement having maturity in excess of 90 days but less than 1 year.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A summary of the secured borrowings and relevant collateral as of December 31, 2002 and 2003 is as follows:

	2002				2003
	Maturity	Secured borrowings	Collateral		Secured borrowings	Collateral
(in millions of Won)			Loans	Securities		Loans	Securities
Kookmin 4th ABS Specialty Co., Ltd. 8.09%-8.23% senior collateralized bond obligation	2003	44,000	36,909	—	—	—	—
Kookmin 5th ABS Specialty Co., Ltd. 5.43%-6.16% senior collateralized bond obligation	2003	82,000	62,223	—	—	—	—
Kookmin 6th ABS Specialty Co., Ltd. 5.65%-7.27% senior collateralized bond obligation	2003-2005	86,000	399,504	—	36,000	83,993	—
Kookmin Credit Card 1st ABS Specialty Co., Ltd. 4.95% Asset-backed commercial paper	2003	76,000	176,200	—	—	—	—
Kookmin Credit Card 2nd ABS Specialty Co., Ltd 4.98% Asset-backed commercial paper	2003	500,000	735,056	—	—	—	—
Kookmin Credit Card 3rd ABS Specialty Co., Ltd. 7.55% senior collateralized bond obligation	2004	500,000	666,797	—	450,000	491,031	—
Kookmin Credit Card 4th ABS Specialty Co., Ltd. 8.14% senior collateralized bond obligation	2004	300,000	538,160	—	280,000	346,321	—
Kookmin Credit Card 5th ABS Specialty Co., Ltd. 5.30% senior collateralized bond obligation	2004	360,120	595,341	—	359,340	691,624	—
Kookmin Credit Card 6th ABS Specialty Co., Ltd. 5.41%-5.77% senior collateralized bond obligation	2003	130,000	163,990	—	—	—	—
Kookmin Credit Card 6th ABS Specialty Co., Ltd. 4.98% Asset-backed commercial paper	2003	71,000	89,563	—	—	—	—
Kookmin Credit Card 7th ABS Specialty Co., Ltd. 6.65% senior collateralized bond obligation	2005	500,000	670,536	—	500,000	592,187	—
Kookmin Credit Card 8th ABS Specialty Co., Ltd. 6.13% senior collateralized bond obligation	2006	365,000	577,531	—	365,000	517,658	—
Kookmin Credit Card 9th ABS Specialty Co., Ltd. 5.01%-5.07% senior collateralized bond obligation	2003	30,000	39,827	—	—	—	—
Kookmin Credit Card 9th ABS Specialty Co., Ltd. 4.95%-5.03% Asset-backed commercial paper	2003	119,000	157,978	—	—	—	—
Kookmin Credit Card 10th ABS Specialty Co., Ltd. 5.75% senior collateralized bond obligation	2007	600,200	997,343	—	—	—	—
Kookmin Credit Card 11th ABS Specialty Co., Ltd. 4.87%-5.07% senior collateralized bond obligation	2003	150,000	361,566	—	—	—	—
Kookmin Credit Card 11th ABS Specialty Co., Ltd. 4.98%-5.04 % Asset-backed commercial paper	2003	78,000	188,015	—	—	—	—
Kookmin Credit Card 12th ABS Specialty Co., Ltd. 4.93%-5.15% senior collateralized bond obligation	2003	205,000	460,724	—	—	—	—
Kookmin Credit Card 12th ABS Specialty Co., Ltd. 4.99% Asset-backed commercial paper	2003	27,000	60,681	—	—	—	—
Kookmin Credit Card Securitization 2002-1, Ltd. 6.17% senior collateralized bond obligation	2007	300,100	983,446	—	299,450	434,665	—
Kookmin Credit Card 14th ABS Specialty Co., Ltd. 3.94%-4.31 % Asset-backed commercial paper	2004	—	—	—	71,939	136,513	—
Kookmin Credit Card 15th ABS Specialty Co., Ltd. 6.80% senior collateralized bond obligation	2004	—	—	—	249,166	705,563	—
Kookmin Credit Card 16h ABS Specialty Co., Ltd. 5.60%-6.50% Senior collaterized bond obligation	2004-2006	—	—	—	169,036	335,427	—
KB star Card 2nd ABS Specialty Co., Ltd. 9.50% Senior collaterized bond obligation.	2009	—	—	—	299,952	—	—
H&CB 2nd ABS Specialty Co., Ltd. 1.00%-13.5% subordinated collateralized bond obligation	2003-2005	84,700	—	31,245	20,300	—	29,982
H&CB 5th ABS Specialty Co., Ltd. 5.43%-6.41% senior collateralized bond obligation	2003-2004	119,000	159,995	—	—	—	—
KB 1st ABS Specialty Co., Ltd. 4.21%-5.34% Senior collaterized bond obligation	2004-2005	—	—	—	355,000	487,216
FN star 1st ABS Specialty Co. Ltd, 5.03%-5.27% Senior collaterized bond obligation	2004-2005	—	—	—	285,000	—	93,442
FN star 2nd ABS Specialty Co. Ltd, 5.15%-5.72% Senior collaterized bond obligation	2004-2006	—	—	—	292,000	—	90,911
FN star 3rd ABS Specialty Co. Ltd, 4.00%-5.03% Senior collaterized bond obligation	2004-2006	—	—	—	507,000	—	129,363
Other 1.5%-4.1% securities sold under repurchase agreement	2003-2004	3,074,161	—	3,855,399	3,623,156	—	4,210,767

Gross secured borrowings		7,801,281			8,162,339	—	—
Plus: Premium (Discount)		63,040			44,249	—	—

Total secured borrowings, net		7,864,321	8,121,385	3,886,644	8,206,588	4,822,198	4,554,465

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

20.	Long-term debt

The following table is a summary of long-term debt (net of unamortized original issue discount) at December 31, 2002 and 2003:

(in millions of Won)	Maturity	2002	2003
Senior
Kookmin Bank
Won currency
0.00%-5.00% Notes payable to Ministry of Finance and Economy	2003-2023	405,210	306,173
2.00%-5.00% Notes payable to Korea Development Bank	2003-2008	6,211	5,688
1.50%-8.00% Notes payable to other government funds	2003-2018	651,270	622,969
3.54%-8.55% Notes payable to Industrial Bank of Korea	2003-2011	318,702	253,822
3.96%-17.69% Finance debentures(2)	2003-2009	2,746,567	4,929,932
2.00%-7.00% Other notes payable	2003-2018	1,138,497	1,075,784

Subtotal		5,266,457	7,194,368

Foreign currency
0.25%-2.32% Floating rate finance debentures(1)	2003-2008	610,773	264,919
1.08%-4.63% Finance debentures	2004-2007	—	622,981
0.22%-6.78% Floating rate notes payable(1)	2003-2012	1,221,655	1,057,683
1.07%-1.20% Other notes payable	2008	44,784	44,784

Subtotal		1,877,212	1,990,367

Subsidiaries
2.10%-5.50% Borrowings from other financial institutions in Won	2003-2028	2,482,211	204,244
2.68% Borrowings from other financial institutions in foreign currencies	2004-2012	20,877	2,529
1.85%-3.65% Borrowings from Small and Medium Company PromotionFund	2003-2009	14,432	12,215
6.92% Finance debentures in Won(2)	2003-2008	4,596,000	10,000
2.68%-7.75% Floating rate finance debentures in Won(2)	2003-2008	950,000	—
2.00%-2.10% Floating rate finance debentures in foreign currency(2)	2004-2005	102,034	—

Subtotal		8,165,554	228,988

Subordinated
Kookmin Bank
Won currency
2.25%-8.15% Floating rate finance debentures(1)	2004-2005	336,500	870,000
5.18%-16.00% Finance debentures	2003-2033	4,416,785	6,316,808

Subtotal		4,753,285	7,186,808

Subsidiaries
8.0% Finance debentures(2)	2008	110,000	—

Subtotal		110,000	—

Gross long-term debt		20,172,508	16,600,531
Premium (Discount)		(7,186)	6,717

Total long-term debt, net		20,165,322	16,607,248

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2003.
(2)	In 2003, long-term debts of KCC have been classified under Kookmin Bank pursuant to the merger of the Bank with KCC.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Long-term debt is predominately denominated in Won, US dollars, or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Inter-bank Offered Rate (LIBOR) and the monthly Public Fund Prime Rate published by the Korean government and are reset on a monthly, semi-annual and quarterly basis, respectively. The weighted-average interest rate for long-term debt was 6.29% and 6.09% as of December 31, 2002 and 2003, respectively.

Debt Maturity Schedule

The combined aggregate amount of contractual maturities of all long-term debt at December 31, 2003 was as follows:

(in millions of Won)
Due in 2004	4,901,318
Due in 2005	2,972,663
Due in 2006	1,970,942
Due in 2007	1,294,227
Due in 2008	2,396,960
Thereafter	3,064,421

Gross long-term debt	16,600,531
Plus: Premium	6,717

Total long-term debt, net	16,607,248

Extinguishment of Debt

In 2000 and 2001, the creditors of Kookmin Leasing, a majority-owned subsidiary of the Bank, agreed to a restructuring plan whereby 1,311,498 million Won of Kookmin Leasing’s debt was restructured, resulting in ( i ) forgiveness of 66,753 million Won of debt, ( ii ) early repayment of 268,570 million Won of debt, ( iii ) a conversion of 270,393 million Won of debt into 40,847,000 shares of Kookmin Leasing’s common stock and non-interest bearing convertible bonds of 66,158 million Won maturing in 2015, and ( iv ) extended repayments and reduced interest rates on 705,782 million Won of debt. As a result, Kookmin Leasing recognized a gain on extinguishment of debt in other non-interest income of 19,253 million Won and 77,777 million Won for the years ended December 31, 2000 and 2001, respectively. After giving effect to the issuance of additional shares related to the restructuring, the Bank’s ownership in Kookmin Leasing decreased from 89.61% to 88.66% as of December 31, 2001.

Kookmin Leasing and Finance (Hong Kong) Ltd., a wholly-owned subsidiary of Kookmin Leasing, also restructured its debt in 2001, which resulted in a gain on extinguishment of debt of 6,817 million Won in other non-interest income for the year ended December 31, 2001.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Other Liabilities

Other liabilities at December 31, 2002 and 2003 comprise the following:

(in millions of Won)	2002	2003
Accrued retirement benefits	51,273	73,188
Accrued expenses	537,455	471,401
Accounts payable	227,269	399,438
Unearned income	151,109	139,557
Tax withholdings and income tax payable	241,442	269,442
Guarantee deposits received	108,705	110,884
Deferred tax liabilities	80,646	—
Due to agencies	486,413	315,241
Allowance for losses on guarantees and acceptances	81,233	56,830
Payments received on behalf of the government and others	289,081	365,852
Others	378,666	350,307

Total	2,633,292	2,552,140

22.	Noninterest Income

The components of noninterest income for the years ended December 31, 2001, 2002 and 2003 were as follows:

(in millions of Won)	2001	2002	2003
Trust fees, net	210,989	375,805	289,254
Other fees and commission income
Commissions received on fund management	34,098	201,102	180,455
Commissions and fees received for brokerage and agency activities	11,569	54,440	54,695
Commissions received on credit card	879,632	1,092,123	1,048,719
Commissions received in remittance	36,775	45,468	38,900
Commissions received on cash dispenser service	—	81,206	89,181
Commissions received on letters of credit	33,210	42,965	46,022
Other	209,542	441,231	443,684

Subtotal	1,204,826	1,958,535	1,901,656

Net trading revenue	120,260	458,394	162,635

Net gain (loss) on investment securities
Debt securities	68,162	327,326	69,296
Equity securities	(17,706)	(44,628)	337,688
Other	(7,666)	(152,347)	(19,810)

Subtotal	42,790	130,351	387,174

Other noninterest income
Gain on sale of loans	1,317	20,858	2,784
Gain on extinguishment of debt	84,594	—	—
Other	100,647	154,092	170,306

Subtotal	186,558	174,950	173,090

Total noninterest income	1,765,423	3,098,035	2,913,809

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

23.	Noninterest Expense

The components of noninterest expense for the years ended December 31, 2001, 2002 and 2003 were as follows:

(in millions of Won)	2001	2002	2003
Salaries and employee benefits
Salaries and other benefits	929,546	1,472,560	1,532,367
Provision for accrued severance benefits	121,937	113,780	124,594

Subtotal	1,051,483	1,586,340	1,656,961

Depreciation and amortization
Depreciation on premises and equipment	140,423	299,929	404,178
Amortization on intangible assets	24,209	142,854	121,716

Subtotal	164,632	442,783	525,894

Other administrative expenses	408,659	834,436	712,785

Credit card fees
Commissions paid on credit card	239,582	382,438	513,722
Commissions paid on troubled credit card	137	7,071	7,101

Subtotal	239,719	389,509	520,823

Other fees and commissions
Insurance fees on deposits to KDIC	61,898	111,732	229,290
Contribution to guarantee funds	87,626	150,659	178,094
Commissions on overdue loans	92,078	94,519	8,703
Other	81,676	343,985	107,364

Subtotal	323,278	700,895	523,451

Other noninterest expenses
Loss on sale of loans	1,218	147,108	101,057
Loss on disposition of assets	7,320	10,106	35,956
Tax expenses other than income tax	68,878	106,693	117,841
Other	88,825	169,737	211,074

Subtotal	166,241	433,644	465,928

Total noninterest expense	2,354,012	4,387,607	4,405,842

24.	Preferred Stock

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At December 31, 2000, the KDIC bonds were netted against preferred shares in stockholders’ equity as the bonds were not deemed to be economically separable from the preferred shares. In addition, interest income on the bonds was netted against the dividends declared on the preferred shares, resulting in no net effect on operations or retained earnings in 2000.

25.	Common Stock

Issuances of common stock

As of December 31, 2003, there were 306,362,493 outstanding common stock, net of 30,016,623 treasury stock.

In 2001, International Financial Corporation exercised its right to convert bonds with total carrying amounts of 34,921 million Won into the Bank’s common stock. As a result of this conversion, the Bank issued additional common stock of 2,353,202 shares in 2001 and the Bank’s stockholders’ equity increased by 38,363 million Won in total.

The Bank is authorized to issue to non-stockholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of 2,500,000 million Won and 500,000 million Won, respectively. With regard to these instruments, the Bank had subordinated foreign currency convertible bonds outstanding of 265,220 million Won, equivalent to US $200 million, convertible into 10,581,269 shares to Goldman Sachs in 2001. On November 25, 2002, Goldman Sachs exercised its rights to convert bonds with total carrying amounts of 237,506 million Won into the Bank’s common shares. As result of this conversion, the Bank issued additional common stock of 10,581,269 shares in 2002 and the Bank’s stockholders’ equity increased by 237,231 million Won in total.

Merger of old Kookmin Bank and H&CB: Effective November 1, 2001, the Bank merged with H&CB. Stockholders of the former Kookmin Bank and H&CB listed on the Register of Stockholders at October 31, 2001 received 179,775,233 and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of 1 new common share of the Bank for 1.688346 shares of the former Kookmin Bank and 1 new common share of the Bank for 1 share of H&CB.

Acquisition of minority interest in Kookmin Credit Card: On September 30, 2003, Kookmin Bank acquired all of the outstanding minority interest in KCC, which represents the remaining 25.22% of KCC’s outstanding common stock. The acquisition was effected through an exchange of shares at an exchange ratio of 1:0.442983, with the stockholders of KCC receiving 8,120,431 shares of Kookmin Bank stock for 18,331,248 shares of KCC common stock exchanged.

Treasury stock

Treasury stocks are recorded at cost.

In the event of a merger, Korean Commercial Law requires companies to obtain the approval of the acquiring company’s stockholders and to provide an opportunity for dissenting stockholders to exercise appraisal rights. Upon exercise of appraisal rights, the acquiring company would be required to purchase shares from those stockholders at a predetermined price.

Since the merger with H&CB has a material effect on the Bank’s business, dissenting stockholders have the right under the Korean Commercial Law and the Korean Securities and Exchange Act to require the Bank to purchase their shares. The Bank purchased and retired 37,692 shares in October 2001 from these dissenting stockholders who disagreed with the Bank’s merger plan.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

After the merger with H&CB, the Bank repurchased 41,548 shares and held them as treasury stock. Subsequently, 10,000 shares were reissued upon the exercise of employee stock options. In 2002, the Bank repurchased a total of 3,036,089 shares and held them as treasury stock. Subsequently, 41,548 shares were reissued, of which 10,000 shares were upon the exercise of employee stock options.

In 2003, the Bank repurchased a total of 28,078,856 shares and held them as treasury stock – of which (a) 27,423,761 shares were acquired from the Korea Deposit Insurance Corporation (a Korean Government entity) at approximately 43,700 Won per share through public bidding and intends to sell these shares depending on certain market conditions and (b) 650,000 shares for the purpose of settlement of stock options issued under its stock-based compensation plan. The Bank reissued 88,322 shares upon the exercise of employee stock option and 1,000,000 shares under Employee Stock Ownership Plan as discussed below.

Employee stock ownership plan

On July 26, 2002, the Board of Directors made a resolution to establish an Employee Stock Ownership Plan (“ESOP”) for the welfare of employees. Accordingly, the Bank acquired 3,000,000 shares of treasury stock under the ESOP in 2002, among which the Bank contributed 1,000,000 shares to the Employee Stock Ownership Association (“ESOA”) on December 26, 2003. The fair value of shares, contributed to the ESOA amounting to 42,900 million Won, was charged to expense, as the Bank does not have control over the ESOA.

In terms of the plan, all the Bank’s employees are eligible to participate under ESOP except employees who are granted stock options under the Bank’s stock-based compensation plan. On the date of contribution of stock by the Bank, the ESOA temporarily allocates shares to eligible employees and confirm allocation to individuals after three years, which can be withdrawn by the employees after one year from the confirmation date. Under ESOP, all the eligible employees are required to contribute an equal number of stocks to the ESOA during 2004, which can be withdrawn after one year from the contribution date. No employee has made its matching contribution to ESOA until May 30, 2004. Upon retirement, disorganization or exercise of purchase option, withdrawal is permitted despite the obligatory depositing period. The dividend received by the ESOA on the shares held by them would be distributed to the employees along with distribution of shares to the employees.

Dividends

Dividends payable to equity shareholders are based on the unappropriated retained earnings available for distribution, which is defined in Korean Commercial Law, as reported in the Bank’s unconsolidated financial statements prepared in accordance with Korean GAAP (“KGAAP”). Hence, the unappropriated retained earnings available for dividend in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Further, the dividends are declared and paid in Korean Won. For the years ended December 31, 2002 and 2003, in its KGAAP unconsolidated financial statements, the Bank has reported unappropriated retained earnings (loss) of 2,280,670 million Won and 1,081,845 million Won, respectively.

On January 31, 2001, the shareholders approved payment of a cash dividend of 10% to stockholders of record as of December 31, 2000. The total payment, which amounted to 151,009 million Won (including common stock dividend of 149,409 million Won and preferred stock dividend of 1,600 million Won), was paid on March 19, 2001 and was deducted from retained earnings in 2001.

On March 22, 2002, the shareholders approved a stock dividend of 6% and a cash dividend of 2% to stockholders of record as of December 31, 2001. Stock dividends of 851,337 million Won were issued on

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

April 3, 2002, and cash dividends amounting to 29,967 million Won were paid out on April 3, 2002. The stock dividends were deducted from retained earnings and reflected in common stock outstanding as of December 31, 2001. Earnings per share for the year ended December 31, 2001 have been adjusted and restated to reflect the stock dividends declared on March 22, 2002 (see Note 30).

On March 21, 2003 the shareholders approved payment of a cash dividend of 20% to stockholders of record as of December 31, 2002. Cash dividend amounting to 325,233 million Won was paid on March 21 2003, and was deducted from retained earnings in 2003.

26.	Retained Earnings

Korean regulations require the Bank to appropriate retained earnings to the following as of December 31, 2002 and 2003:

(in millions of Won)	2002	2003
Appropriated retained earnings:
Legal reserve	545,740	545,740
Reserve for business rationalization	40,760	40,760
Other statutory reserves	2,492	2,774
Unappropriated retained earnings	1,443,012	170,461

Total	2,032,004	759,735

The General Banking Act requires the Bank to appropriate as a legal reserve an amount equal to a minimum of 10% of annual net income, as reported in the Bank’s unconsolidated KGAAP financial statements, until such reserve equals 100% of its paid-in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Bank’s board of directors.

Pursuant to the Tax Preferential Control Law, the Bank is required to appropriate, as a reserve for business rationalization, amounts equal to the tax reductions arising from tax exemptions and tax credits. This reserve is not available for payment of cash dividends, but may be transferred to capital stock or used to reduce an accumulated deficit, if any.

The Bank’s branch in Japan is required to appropriate a legal reserve of up to 10% of annual income, as reported in the Japan Branch Japanese GAAP financial statements, until such reserve equals two billion Japanese Yen. This reserve is used only to reduce any accumulated deficit related to the branch in Japan.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

27.	Components of Accumulated Other Comprehensive Income

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2001, 2002 and 2003, the non-owner equity changes are composed of foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Below are the components of accumulated other comprehensive income and the related tax effects for the years ended December 31, 2001, 2002 and 2003.

(in millions of Won)	Foreign Currency Translation Adjustments	Net Unrealized Gains on Investment Securities	Accumulated Other Comprehensive Income
Balance, January 1, 2001	(579)	186,409	185,830

Foreign currency translation adjustments, net of tax benefit 12,525	(29,677)	—	(29,677)
Net Unrealized holding gains on investment securities, net of tax expense 46,872	—	120,922	120,922

Current period change	(29,677)	120,922	91,245

Balance, December 31, 2001	(30,256)	307,331	277,075
Foreign currency translation adjustments, net of tax expense 3,739	8,851	—	8,851
Unrealized holding gains on investment securities, net of tax expense 37,936	—	89,795	89,795
Less: Reclassification adjustment for gains included in net income, net of tax benefit 88,752	—	(210,077)	(210,077)

Current period change	8,851	(120,282)	(111,431)

Balance, December 31, 2002	(21,405)	187,049	165,644
Foreign currency translation adjustments, net of tax expense 3,664	8,622	—	8,622
Unrealized holding losses on investment securities, net of tax benefit 391	—	(924)	(924)
Less: Reclassification adjustment for gains included in net income, net of tax benefit 47,385	—	(112,162)	(112,162)

Current period change	8,622	(113,086)	(104,464)

Balance, December 31, 2003	(12,783)	73,963	61,180

28.	Regulatory Requirements

In conformity with the Financial Supervisory Service (“FSS”) and the Basel Committee on Banking Regulations and Supervisory Practice guidelines, the Bank applied risk-adjusted capital ratios to evaluate its capital adequacy. Banking organizations engaged in international banking are required to maintain a minimum 8% total risk-based capital ratio, the ratio of total risk-adjusted capital divided by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%. The capital ratios are calculated based on the Bank’s consolidated balance sheets prepared in accordance with generally accepted accounting principles in Korea (“KGAAP”) which may vary in certain significant respects from US GAAP. In the event the Bank does not maintain a consolidated capital adequacy ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio of the Bank. Continued non-compliance with these standards could potentially result in closure of the Bank.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following capital ratios are calculated in accordance with and as defined by the FSS guideline, which is materially consistent with BIS guidelines, and the Bank’s consolidated financial statements prepared in accordance with KGAAP which may vary in certain significant respects from US GAAP at December 31:

(in millions of Won, except capital ratios)	2002	2003
Tier 1 capital	9,177,954	7,921,734
Tier 2 capital	5,318,902	5,187,196
Less : Investment in non-consolidated equity investees, etc.(1)	(57,543)	(369,072)

Total risk-adjusted capital	14,439,313	12,739,858

Risk-Weighted Assets
On-balance sheet assets	132,946,358	122,081,251
Off-balance sheet assets	4,929,043	4,159,859

Total risk-weighted assets	137,875,401	126,241,110

Total assets	228,051,320	257,483,034
Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	6.66	6.28
Tier 2 capital ratio (%)	3.86	4.11

Capital adequacy ratio (%)	10.47	10.09

(1)	Equity investees engaged in banking and financial activities of which the Bank owns more than 15% and subordinated notes from securitizations are deducted from total capital, not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

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

	December 31,
(in millions of Won, except capital ratios)	2002	2003
Tier 1 capital	9,177,954	7,921,734
Tier 2 capital (1)	5,261,359	4,818,124

Total risk-adjusted capital	14,439,313	12,739,858

Risk-Weighted Assets
Risk-weighted assets for credit risk	136,696,971	125,283,951
Risk-weighted assets for market risk	2,006,050	2,113,388

Total risk-weighted assets	138,703,021	127,397,339

Total assets	228,051,320	257,483,034
Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	6.62	6.22
Tier 2 capital ratio (%)	3.79	3.78

Capital adequacy ratio (%)	10.41	10.00

(1)	Equity investees engaged in banking and financial activities of which the Bank owns more than 15% are deducted from directly Tier 2 pursuant to the guidelines of the FSS.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The General Banking Act provides for a minimum paid-in capital of 100 billion Won for nationwide banks, such as the Bank, and 25 billion Won for regional banks.

29.	Income Taxes

The components of income tax expense for the years ended December 31, 2001, 2002 and 2003 were as follows:

	For the years ended December 31,
(in millions of Won)	2001	2002	2003
National tax
Current	601,339	583,007	158,880
Deferred	(13,050)	(40,000)	(492,567)

Total national income tax expense (benefit)	588,289	543,007	(333,687)
Local tax
Current	60,135	58,301	15,888
Deferred	(1,306)	(4,000)	(49,257)

Total local income tax expense (benefit)	58,829	54,301	(33,369)

Total income tax expense (benefit)	647,118	597,308	(367,056)

The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities and foreign currency translation. The tax effects of these items are recorded directly in stockholders’ equity.

Taxes are calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Taxes on the operating profit differ from the theoretical amount that would arise at the statutory tax rate of the home country of the parent as follows:

(in millions of Won)	2001	2002	2003
Income (loss) from continuing operations for the years ended December 31,	1,728,430	1,540,755	(1,366,229)

Statutory tax rates	30.8%	29.7%	29.7%

Prima facie tax calculated at a statutory tax rate	532,356	457,604	(405,770)
Income not assessable for tax purposes	(35,298)	(1,309)	(3,809)
Expenses not deductible for tax purposes	52,113	17,132	3,101
Taxation on outside basis	114,771	(110,888)	57,928
Adjustment for overseas tax rates	(9,299)	(162)	(5,158)
Change in statutory tax rate	4,334	—	30,655
Increase (decrease) in valuation allowance	(8,789)	238,878	(237,734)
Taxes for prior years	—	—	198,759
Others	(3,070)	(3,947)	(5,028)

Income tax expense (benefit)	647,118	597,308	(367,056)

In 2003, there has been a change in applicable statutory tax rate from 29.7% to 27.5% which will be effective from January 1, 2005.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets (“DTA”) and deferred income tax liabilities at December 31, 2002 and 2003 are as follows:

(in millions of Won)	2002	2003
Deferred income tax assets:
Allowance for loan losses	444,194	376,224
Allowance for guarantees and acceptances	21,557	16,878
Valuation of trading assets	3,674	21,001
Investments	248,501	509,362
Premises and equipment	98,058	97,451
Long-term debt	45,826	27,067
Valuation of the merged bank’s net assets	75,674	33,856
Other temporary differences	14,759	91,874
Net operating loss	142,169	107,012

Total gross deferred income tax asset	1,094,412	1,280,725

Less: Valuation allowance	(400,143)	(142,710)

Deferred income tax asset	694,269	1,138,015

Deferred income tax liabilities:
Valuation of trading assets	84,879	13,775
Available-for-sale securities-OCI	79,023	31,247
Accrued interest and dividend receivable	145,452	146,039
Other assets	6,608	—
Other temporary differences	29,370	28,407

Total gross deferred income tax liabilities	345,332	219,468

Net deferred income tax assets, including OCI related DTL	348,937	918,547

Less: OCI related DTL	(72,052)	(25,868)

Net deferred income tax assets, excluding OCI related DTL	420,989	944,415

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether certain subsidiaries will generate sufficient profits to offset their tax losses in 2002 and 2003. Accordingly, a valuation allowance totaling 400,143 million Won and 142,710 million Won in 2002 and 2003, respectively, was established for deferred income tax assets related to net operating loss carryforwards (“NOLs”) and temporary differences that may not be realized.

At December 31, 2003, the subsidiaries of the Bank had tax NOLs totaling 107,638 million Won. These losses expire in the periods ranging from 2004 to 2008.

At December 31, 2003, the Bank had NOLs totaling 276,496 million Won. Management believes that it is more likely than not that the Bank will generate sufficient profits to offset the tax losses. These losses expire in the year of 2008.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

30.	Earnings Per Share

The following table is a summary of the computation of earnings per share for the years ended December 31:

(in millions of Won, except share data)	2001	2002	2003
Net income (loss) from continuing operations	997,088	1,154,619	(947,036)
Income from discontinued operations, net of tax	8,125	97,122	—
Cumulative effect of accounting change, net of tax	(13,337)	—	—

Net income (loss) available to common stockholders for basic EPS	991,876	1,251,741	(947,036)
Effect of dilutive securities	6,263	5,122	—

Net income (loss) available to common stockholders for diluted EPS	998,139	1,256,863	(947,036)

Weighted average common shares outstanding applicable to basic EPS (thousands)	211,037	317,787	326,000
Dilutive effect of convertible preferred shares	11,343	—	—
Dilutive effect of convertible debentures	11,995	9,508	—
Dilutive effect of stock options	166	812	—

Adjusted weighted average common shares outstanding applicable to diluted EPS (thousands)	234,541	328,107	326,000

Net income (loss) per common share – basic:
Net income (loss) from continuing operations	4,724	3,633	(2,905)
Income from discontinued operations, net of tax	39	306	—
Cumulative effect of accounting change, net of tax	(63)	—	—

Basic net income (loss) per share	4,700	3,939	(2,905)

Net income (loss) per common share – dilutive:
Net income (loss) from continuing operations	4,278	3,535	(2,905)
Income from discontinued operations, net of tax	35	296	—
Cumulative effect of accounting change, net of tax	(57)	—	—

Diluted net income (loss) per share	4,256	3,831	(2,905)

Notes:

(1)	Where the effect of convertible securities have been dilutive, net income available to common stockholders is adjusted by the applicable interest expense, however, no adjustment was made to net income related to the convertible preferred shares (see Note 24).
(2)	Stock options excluded from computation of diluted earnings per share due to their anti-dilutive effect totaled 652,000 and 2,048,554 in 2002 and 2003, respectively. There were no anti-dilutive stock options in 2001.
(3)	In connection with the H&CB merger, as discussed in Note 1, shareholders of the former Kookmin Bank exchanged 1.688346 shares of former Kookmin Bank common stocks for each share of Kookmin Bank common stock received on November 1, 2001. All historical per share and share amounts have been restated to reflect the effect of this exchange.
(4)	On March 22, 2002, the directors declared and stockholders approved a 6% stock dividend that was distributed on April 3, 2002. The stock dividend was recorded at fair value. All historical earnings per share have been restated to reflect the effects of the stock dividend.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

31.	Employee Severance Plan

Employees with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rates of pay at the time of termination (the “severance plan”). Under the Korean National Pension Fund Law, the Bank was required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. Additionally, the Bank contributes voluntarily a certain percentage of employee severance benefits to a severance insurance deposit account (“Severance Insurance Deposit”) maintained for the benefit of employees at an insurance company. The Bank has no additional liability once the amount has been contributed, thus the Bank deducts contributions made to the National Pension Fund and the Severance Insurance Deposit from its accrued employee severance plan obligations. The compensation cost of employees’ severance benefit is recognized based on the vested benefits to which the employees are entitled if they separate immediately.

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Severance plan payments include the amount for such withdrawal. Total interim severance payments made by the Bank were 425,975 million Won, 2,688 million Won and 3,002 million Won in 2001, 2002 and 2003, respectively.

In addition to regular termination benefits, the bank paid special termination benefits of 38,925 million Won and 48,775 million Won to 381 and 470 employees who accepted early retirement for the year ended December 31, 2001 and 2002, respectively. There were no early retirements in 2003.

The Bank accrued severance benefits of 121,937 million Won, 113,780 million Won and 124,594 million Won for the years ended December 31, 2001, 2002 and 2003, respectively.

Accrued employee severance plan obligations included in “Other liabilities” at December 31 are as follows:

(in millions of Won)	2002	2003
Balance at beginning of the year	61,958	150,756
Severance benefit	113,780	124,594
Special termination benefit	48,775	—
Plan payments	(73,757)	(34,274)

	150,756	241,076
Less: Balance of payments remaining with National Pension Fund and Severance Insurance Deposit	(99,483)	(167,888)

Balance at end of the year	51,273	73,188

32.	Employee Stock Option Plan

Stock-based compensation plan of Kookmin Bank

Beginning fiscal 2000, the Bank issued stock options in various series to certain executive officers and directors under its stock-based compensation plans. In fiscal 2000 and 2001, the Bank granted 148,074 and 214,975 options to purchase the Bank’s stock at an exercise price of 23,469 Won and 28,027 Won per option. On November 1, 2001, these options were cancelled and reissued under the terms of the merger agreement. In addition, at the same date, the Bank granted 964,007 replacement options at a weighted-average exercise price of 14,807 Won per option to H&CB option holders in connection with the merger. On November 16, 2001, the Bank granted 650,000 options at an exercise price dependable to the bank industrial index, beginning from 51,200 Won per option.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In fiscal 2002, the Bank granted 652,000 options, of which (i) 490,000 and 30,000 options are performance based and has exercise price of 57,100 Won and 58,800 Won per option, respectively and (ii) 132,000 options are subject to service requirements and its exercise price is dependable to the bank industrial index, which do not fall below 57,100 Won per option.

In fiscal 2003, the Bank granted 350,000 options, of which (i) 180,000 and 30,000 options are performance based and has exercise price of 35,500 Won and 40,500 Won per option, respectively and (ii) 140,000 options are subject to service requirements and its exercise price is dependable to the bank industrial index, with a minimum exercise price of 35,500 Won per option. At the end of fiscal 2003, these 140,000 options had an evaluated exercise price of 41,200 Won per option. In addition to above, in fiscal 2003, the Bank granted 32,136 replacement options at a weighted-average exercise price of 89,432 Won per option to Kookmin Credit Card option holders in connection with the merger of Kookmin Credit Card with the Bank.

Generally, the options granted (a) are either subject to service requirements or performance based and (b) has either fixed exercise price or exercise price that is dependent upon bank industrial index. The options granted vest three years from the date of grant. However, if an employee resigns or ceases to be employed by the Bank prior to three years from the grant date, the options vest in proportion to the number of days’ service from the grant date. The exercise period ranges from 2 years to 7 years post completion of three-year vesting period.

On November 16, 2001, the Board of Directors approved performance based Presidential Stock Option Plan (“President’s Plan”). In accordance with the President’s Plan, the Bank will grant 200,000 options at an exercise price of 51,200 Won per option. If the stock price of the Bank is the highest among the stocks of banks listed on the Korea Stock Exchange based on the average daily closing price announced for three months, prior to the commencement of the exercise period (or in the case of premature retirement, prior to the date of retirement). Under the terms of the option, the President will be eligible to receive numbers of stocks dependent upon the return on the assests (ROA) of the Bank over the past 3 year. The exercise period is 5 years post completion of three-year contract period.

For options granted under all the above plans, the Bank can choose to settle the vested stock options either by a) issuing new shares or b) issuing treasury shares or c) issuing treasury shares or giving cash – equivalent to the difference between the market price and exercise price. The market price is determined by the arithmetic average of the prices, which are calculated by the weighted average of every closing price for two months, one month and one week immediately preceding the exercise of the option, published by Korea Stock Exchange. Presently, the Bank intends to settle these options by issuing treasury shares.

The following table summarizes the information about stock options activity under the Bank’s stock-based compensation plans for the years ended December 31, 2001, 2002 and 2003.

	2001			2002		2003
	Number of Stock Options		Weighted average exercise price (Won)	Number of Stock Options	Weighted average exercise price (Won)	Number of Stock Options	Weighted average exercise price (Won)
Outstanding, beginning of year	148,074		23,469	1,919,666	29,087	1,941,231	43,540
Granted	2,144,670	(1)(2)	28,869	652,000	57,178	382,136 (3)	42,516
Exercised	(10,000)		5,000	(530,108)	8,695	(91,283)	9,808
Cancelled	(315,659)		26,403
Forfeited	(47,419	)(2)	24,608	(100,327)	39,737	(183,530)	54,057

Outstanding, end of year	1,919,666		29,087	1,941,231	43,540	2,048,554	43,910

Exercisable at year-end	390,000		5,000	80,000	5,000	303,028	25,459

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Includes 964,007 replacement options at a weighted-average exercise price of 14,807 Won in relation to the acquisition of H&CB
(2)	315,659 options were canceled and 315,659 options were reissued under the terms and conditions of the merger agreement with H&CB.
(3)	Includes 32,136 replacement options at a weighted-average exercise price of 89,432 Won in relation to the merger of KCC

The weighted-average fair value at grant date of options granted during the years ended December 31, 2001, 2002 and 2003 were 23,408 Won, 29,481 Won and 17,069 Won, respectively.

Pursuant to APB 25, the Bank recognized stock compensation expense of 5,307 million Won and 6,973 million Won for the years ended December 31, 2001 and 2002, respectively whereas pursuant to FAS 123, the Bank recognized stock compensation expense of 13,347 million Won for the year ended December 31, 2003, including stock compensation expense for stock options issued by KCC.

The following table summarizes the information about stock options outstanding as at December 31, 2003:

	Options outstanding				Options exercisable
Exercise Price (Won)	Number of Stock Options	Weighted Average Remaining Contractual Life(1)	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date	Number of Stock Options	Weighted Average Exercise Price
5,000	10,000	0.83	5,000	37,740	10,000	5,000
23,469	102,346	1.21	23,469	11,380	102,346	23,469
25,100	72,376	3.21	25,100	28,801	—	—
27,600	190,682	2.16	27,600	25,514	190,682	27,600
28,027	198,093	5.20	28,027	13,643	—	—
35,500	180,000	7.22	35,500	17,442	—	—
40,500	30,000	7.65	40,500	19,236	—	—
41,200	140,000	7.22	41,200	16,124	—	—
51,200	650,000	5.88	51,200	19,149	—	—
57,100	412,921	6.22	57,100	29,728	—	—
58,800	30,000	6.57	58,800	24,375	—	—
71,538	22,146	7.22	71,538	37,835	—	—
129,100	9,990	7.24	129,100	84,969	—	—

(1)	Contractual life indicates the sum of service (vesting) period and exercisable period.

Stock-based compensation plan of KCC

Beginning fiscal 2001, KCC issued stock options to certain executive officers and directors under its stock-based compensation plans. In fiscal 2001, 2002 and 2003, KCC granted 75,000, 286,000 and 135,000 options to purchase its stock at an exercise price of 31,690 Won, 57,160 Won and 46,100 Won per option. Of the options granted in fiscal 2002, 40,000 options were granted at an exercise price dependable to the stock index, beginning from 57,160 Won per option. In fiscal 2003, prior to the merger of KCC and the Bank, KCC cancelled most of the stock options due to the poor performance of the KCC, except 80,000 options that were replaced by the Bank’s stock options upon the merger. As of September 30, 2003, the merger date between the Bank and KCC, the stock-based compensation plan of KCC was terminated.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Generally, the options granted were subject to service requirements and had either fixed exercise price or exercise price that is dependent upon the stock index. The options granted vested two to three years from the date of grant. However, if an employee resigns or ceases to be employed by the KCC prior to the vesting period, the options vested in proportion to the number of day’s service from the grant date. The exercise period was 7 years post completion of the vesting period.

The following table summarizes the information about stock options activity under KCC’s stock-based compensation plans for the years ended December 31, 2001, 2002 and 2003.

	2001		2002		2003
	Options	Weighted average exercise price (Won)	Options	Weighted average exercise price (Won)	Options	Weighted average exercise price (Won)
Outstanding, beginning of year	—	—	75,000	31,690	286,000	52,707
Granted	75,000	31,690	286,000	57,160	135,000	46,100
Exercised	—	—	—	—	—	—
Forfeited/canceled	—	—	(75,000)	48,670	(341,000)	52,781
Options replaced upon merger with the Bank	—	—	—	—	(80,000)	41,241

Outstanding, end of year	75,000	31,690	286,000	52,707	—	—

The weighted-average fair value at grant date of options granted during the years 2001 and 2002 was 16,758 Won and 28,295 Won, respectively.

Pursuant to APB 25, KCC recognized no stock compensation expense for the years ended December 31, 2001 and 2002 as the options granted these plans had an exercise price less than the market value of the underlying shares on the measurement date.

Prior to January 1, 2003, the Bank accounted for stock-based employee compensation plans using the intrinsic-value in accordance with APB 25, and related Interpretations. The compensation expense was calculated by multiplying the number of shares under the option by the difference between the market value of the underlying shares on the measurement date and the exercise price. The compensation expense was recognized over the service (vesting) period. Alternatively, SFAS 123 allows entities to recognize stock compensation expense over the related service period based on fair value of the stock options at the grant date using option-pricing models. Refer to Note 1 for a further description of these accounting standards and a presentation of the effect net income and earnings per share had the Company applied SFAS 123 in accounting for the Bank’s stock-based employee compensation plans. The fair values of stock options are based on the following weighted-average assumptions that were determined at the grant date.

For options granted during	2001	2002	2003
Expected annual dividend yield	1.53%	1.66%	1.81%
Expected volatility	59.87%	53.17%	53.01%
Risk-free interest rate	5.73%	7.03%	4.96%
Expected option life	4.0 years	5.5 years	5.5 years

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

33.	Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices, where available. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. As a result, the fair values of such instruments are derived using present value or other valuation techniques derived based on management’s assumptions of the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, such estimates may not be indicative of net realizable value. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values. Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS No. 107, “Disclosure about Fair Value of Financial Instruments”. Accordingly, the fair value disclosures required by SFAS No. 107 should not be considered an indication of the fair value of the Bank.

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

Securities and trading assets/liabilities: Fair values for trading assets, available-for-sale securities and trading liabilities (including trading derivative financial instruments) are recognized in the consolidated balance sheets based on market prices, where available. Fair values of held-to-maturity securities are also based on market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments except in the case of certain swaps where pricing models are used.

Nonmarketable equity investments: Nonmarketable investments, which are recorded in investments, consist primarily of venture capital investments. The fair values of these investments are based on the latest obtainable net asset value of the investees.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The estimated fair values of the Bank’s financial instruments at December 31, 2002 and 2003 were as follows:

	2002		2003
(in millions of Won)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	3,327,544	3,327,544	3,170,156	3,170,156
Restricted cash	1,580,286	1,580,286	2,769,885	2,769,885
Interest-bearing deposits in other banks	564,720	564,720	563,091	563,091
Call loans and securities purchased under resale agreements	229,341	229,341	3,958,860	3,958,860
Trading assets	6,368,309	6,368,309	3,517,182	3,517,182
Investments	24,222,535	24,758,267	22,426,949	22,592,106
Loans, net	140,755,567	140,390,881	140,213,117	140,626,000
Due from customers on acceptances	881,007	881,007	604,863	604,863
Accrued interest and dividends receivable	1,116,486	1,116,486	994,748	994,748
Security deposits	1,336,549	1,336,549	1,331,157	1,331,157
Financial liabilities:
Interest-bearing deposits	118,654,389	119,042,181	128,143,768	128,398,641
Noninterest-bearing deposits	3,744,879	3,744,879	3,460,146	3,460,146
Call money	305,966	305,966	225,376	225,376
Trading liabilities	624,793	624,793	762,465	762,465
Acceptances outstanding	881,007	881,007	604,863	604,863
Other borrowed funds	15,855,849	15,855,849	12,895,201	12,895,201
Accrued interest payable	4,463,012	4,463,012	3,937,801	3,937,801
Secured borrowings	7,864,321	7,933,942	8,206,588	8,213,758
Long-term debt	20,165,322	20,524,037	16,607,248	17,193,089

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit and other lending commitments are immaterial to the consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

34.	Derivative Instruments and Hedging Activities

On January 1, 2001, the Bank adopted SFAS No. 133 for its derivative instruments. No hedge accounting was applied for the year ended December 31, 2001. For the years ended December 31, 2002 and 2003, hedge accounting was applied exclusively on those interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffectiveness portion was recognized in earnings for the years ended December 31, 2002 and 2003.

In the normal course of business, the Bank enters into derivatives and foreign exchange contracts to manage the risk exposures of its customers. The Bank also uses derivative instruments in reducing risk exposures relating to fluctuations in its own trading accounts, and asset and liabilities in response to interest rate and foreign exchange risks.

The Bank uses interest rate derivatives principally to manage exposure to fluctuations in fair value in responses to interest rate risk. Pay-fixed receive-variable interest rate swaps are used to convert fixed rate assets, principally debt securities, into synthetic variable rate instruments. Receive-fixed pay-variable interest rate swaps contracts are used to convert fixed rate funding sources, principally fixed rate debt, into synthetic variable rate funding instruments. Cross-currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. Cross-currency swaps are used by the Bank to convert asset and funding denominated from one currency into another currency.

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

Legal proceedings

The Bank is a party to certain legal actions arising from its normal course of operations. Management believes that these actions are without merit and that the ultimate liability, if any, will not materiality affect the Bank and its subsidiaries’ financial position, liquidity, or results of operations.

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. (previously, Kookmin Mutual Savings & Finance Co., Ltd.) and Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), previously the Bank’s subsidiaries but were sold during 1999, if they enter into bankruptcy within three years of sale. Orange Mutual Savings & Finance Co., Ltd. is currently undergoing bankruptcy procedures due to the disapproval of its business by the Financial Supervisory Commission. Korea Deposit Insurance Corporation (KDIC) has paid for the deposit money subject to the Depositor Protection Act. As of December 31, 2003, despite the fact that Resolution and Finance Corp. (a subsidiary of KDIC) has filed a lawsuit against the Bank for the recovery of the repayment, such lawsuit is not expected to cause losses that would materially affect the Bank’s financial position and results of operations or cash flows. The maximum exposure that can result from the law suit is 5,000 million Won.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Lease commitments

All leases entered into by the Bank as lessee are operating leases. Total rental expense for the years ended December 31, 2001, and 2002 and 2003 was 64,937 million Won, 113,833 million Won and 129,206 million Won, respectively.

In lieu of rent, certain lease agreements require the Bank to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Bank has recorded an equal amount of rent expense and interest income related to these leases of 37,146 million Won, 51,160 million Won and 50,466 million Won on deposit balances of 949,522 million Won, 1,011,832 million Won and 1,063,513 million Won for the years ended December 31, 2001, 2002 and 2003, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

Approximately all of the operating leases that the Bank entered into as of December 31, 2003 are cancelable.

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

The Bank did not have any commitments to extend long-term or revolving credit at December 31, 2002 and 2003.

At December 31, 2002 and 2003, the financial instruments whose contract amounts represent credit risk to the Bank were as follows:

	Contract Amount
(in millions of Won)	2002	2003
Guarantees	733,282	587,532
Commercial letters of credit	1,307,879	1,284,461
Unused lines of credit:
Commercial	23,731,705	21,958,365
Consumer(1)	82,915,519	75,040,350

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Of this amount, 79,140,113 million Won and 65,106,177 million Won as of December 31, 2002 and 2003, respectively, relate to the unused credit card limits that may be cancelled by the Bank at any time.

Contingencies

As of December 31, 2003, the Bank has provided four blank notes to financial institutions as collateral for long term debts. As of December 31, 2003, long term debts amounting to 64,744 million Won were outstanding against these blank notes. It has also provided one note with a face value of 64,390 million Won, to Korean Housing Guarantee Co., Ltd. as collateral for the performance guarantee related to the real estate trust operations.

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2002 and 2003 were as follows:

(in millions of Won)	2002	2003
Available-for-sale securities	74,440	911,129
Held-to-maturity securities	6,530,504	5,137,149
Loans	8,298,651	4,822,197
Real estate	15,669	18,675

Total	14,919,264	10,889,150

Obligation under guarantees

The Bank provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Guarantee arrangements which have been issued or modified after December 31, 2002 have been recorded on the Bank’s consolidated balance sheet at their fair value at inception. The Bank has recorded this amount in other liabilities with an offsetting entry in other assets. As cash is received under such arrangements and applied to other assets, the liability recorded at inception is amortized into fees and commissions over the life of the contract. The table below summarizes all of the Bank’s guarantees under FIN No. 45 at December 31, 2003.

(in millions of Won)	Expire within one year	Expire after one year	Total	Maximum potential amount of future payment
Financial guarantees	61,613	21,704	83,317	83,317
Performance guarantees	486,917	17,298	504,215	504,215
Liquidity facilities to SPEs	1,027,900	3,280,600	4,308,500	4,308,500
Credit derivatives	—	47,912	47,912	47,912
Loans sold with recourse to KAMCO	1,501	6,793	8,294	8,294
Trust Fund Guarantees	—	3,261,626	3,261,626	3,261,626

Total	1,577,931	6,635,933	8,213,864	8,213,864

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Financial guarantees are used in various transactions to enhance the credit standing of the Bank’s customers. They represent irrevocable assurance, subject to satisfaction of certain conditions, that the Bank will make payment in the event that the customers fail to fulfill their obligations to third parties. Such financial obligations are principally composed of standby letters of credit and credit enhancement for debtors.

Performance guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contract terms. They are also issued to support the customers’ obligation to supply specified products, commodities, maintenance or other services to third parties.

As of December 31, 2003, the carrying amount of the liabilities related to financial and performance guarantees amounted to 1,726 million Won.

The Bank enters into certain guarantee contracts that meet the characteristics of a derivative. Such derivatives effectively guarantee the return on a counterparty’s referenced portfolio of assets. These derivatives are recorded on the balance sheet at fair value. As of December 31, 2003, the carrying amount of these derivatives amounted to 408 million Won.

Loans sold with recourse represent certain non-performing loans the Bank sold to Korea Asset Management Corporation (“KAMCO”) prior to 1999. See Note 5 for further discussion. At December 31, 2002 and 2003, the Bank has recorded in other liabilities 22,414 million Won and 382 million Won, respectively, representing its estimated obligation to repurchase the loans sold with recourse.

Trust fund guarantees represent guarantee of principal or fixed rate of return issued to trust fund investors. Trust assets and liabilities are excluded from the consolidated financial statements of the Bank, and thus are recorded in separate accounts from those of the Bank’s business. The guarantees on trust funds qualify as derivatives under SFAS No. 133, and are included in trading liabilities at fair value on the Bank’s consolidated balance sheet with corresponding changes included in earnings. For further discussion related to trust accounts, refer to Note 40.

As part of the Bank’s normal course of business, indemnification clauses are often included in standard contractual term with an assessment that risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected on the consolidated balance sheet as of December 31, 2003 related to these indemnifications.

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase agreements to SPEs for which the Bank serves as the administrator. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Bank has commitments to provide liquidity to the SPEs in amounts up to 5,794 billion Won and 4,309 billion Won at December 31, 2002 and 2003, respectively. As of December 31, 2003, the carrying amount of these liabilities amounted to 3,906 million Won. Although the Bank does not sell assets to these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase agreements, the Bank is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Bank has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

In addition, as of December 31, 2002 and 2003 the allowance for guarantees and acceptances includes 81,233 million Won and 56,830 million Won, respectively, which are primarily related to credit and reported in other liabilities.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

36.	Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 99%, 99% and 97% of the Bank’s loan portfolio at December 31, 2001, 2002 and 2003, respectively. Investments in debt and equity securities of Korean entities comprised 98%, 99% and 99% of the Bank’s investment portfolio, including investments held by the Bank’s venture capital subsidiaries, as of December 31, 2001, 2002 and 2003, respectively.

Credit risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions.

The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentration risks and to obtain collateral when deemed necessary. No entity was responsible for 10% or more of the Bank’s total interest and dividend income for the years ended December 31, 2001, 2002 or 2003.

The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally unused credit lines) exposures:

	2002			2003
(in millions of Won)	Credit Exposure	On-Balance Sheet	Off-Balance Sheet	Credit Exposure	On-Balance Sheet	Off-Balance Sheet
Commercial and industrial loans	57,551,203	40,072,080	17,479,123	58,266,816	41,096,101	17,170,715
Construction loans	6,707,795	6,384,965	322,830	7,860,585	6,060,553	1,800,032
Other commercial loans	6,974,487	1,044,735	5,929,752	3,729,845	742,227	2,987,618
Mortgages and home equity	46,780,364	46,195,299	585,065	53,578,634	52,477,123	1,101,511
Credit cards	101,783,300	22,643,187	79,140,113	80,428,071	15,321,894	65,106,177
Other consumer	31,256,092	28,065,751	3,190,341	37,559,177	28,726,515	8,832,662
Foreign loans	1,425,511	1,425,511	—	1,433,151	1,433,151	—

Total	252,478,752	145,831,528	106,647,224	242,856,279	145,857,564	96,998,715

37.	Related Party Transactions

A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits, debt securities, acceptances outstanding and foreign currency transactions. These transactions are carried out on commercial terms and conditions and at market rates and are not disclosed below.

Korea Deposit Insurance Corporation

Korea Deposit Insurance Corporation (“KDIC”), a Korean Government entity, held 9.64% and 9.42% of the outstanding shares as of December 31, 2001 and 2002, respectively. In December 2003, the Bank acquired the KDIC’s holding through public bidding and thereafter KDIC and other entities affiliated with Korean Government have not been considered as related parties of the Bank.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

National Housing Fund

The National Housing Fund (the “NHF”) was established by the Korean Government to provide financial aid in the form of small-scale housing loans to low-income households and to construction companies that specialized in low-income housing projects. Prior to the merger, H&CB was the sole agent (consignee) designated by the Korean Government to manage the sources and uses of funds of the NHF. Upon the merger, the Bank succeeded H&CB’s operations, and continues to act as the sole agent since November 1, 2001. The primary role of the Bank is to manage the NHF fund in accordance with the mandate issued by the Korean Government. The Bank is mandated by the Korean Government to borrow money from the NHF. The Bank’s borrowing rate from the NHF is 3.84% for the Low-Income Household loans and 8% for the Worker’s Housing Loan. The Bank’s principal earnings from the NHF fund is incurred through operating margins. Total borrowings incurred on NHF amounts to 83,545 million Won as of December 31, 2003, which incurred interest expense of 3,910 million Won for the year ended December 31, 2003. Total management fee income received from NHF amounts to 174,910 million Won for the year ended December 31, 2003.

Housing Finance Credit Guarantee Fund

The Housing Finance Credit Guarantee Fund (the “HFCGF”) was established by the Korean Government to provide guarantees to mortgage lenders for defaults by borrowers if the borrowers are unable to provide the collateral required by a bank. Upon the merger, the Bank had succeeded H&CB’s operations and continues to provide mortgage lending to the borrowers who are unable to provide the collateral required. The Bank receives a fee from the HFCGF for underwriting mortgage loans, which HFCGF guaranteed. For the years ended December 31, 2002 and 2003, such fee totaled 6.3 billion Won and 5.5 billion Won, respectively.

Goldman Sachs

Goldman Sachs held 6.82% and 5.13% of the outstanding shares as of December 31, 2001 and 2002, respectively. In 2003, Goldman Sachs reduced its holding to 1.14% of the outstanding shares by disposing its share in public and thereafter Goldman Sachs has not been considered as a related party. There was no significant transaction with Goldman Sachs in 2003.

Directors with common relationship

It is common for directors of the Bank to have relationship with other entities due to their office positions at those entities. During this common relationship period, the Bank considers those entities to be related parties of the Bank. The Bank has regular business relationship with these entities in the normal course and does not get influenced by relationship of directors.

Youngpoong Co.

One of the Bank’s non-executive directors was the chief executive officer of Youngpoong Co. (“Youngpoong”), a public company based in Korea. On March 21, 2002, the non-executive director resigned and thereafter Youngpoong has not been considered as a related party.

Pulmuwon

One of the Bank’s non-executive directors, appointed on March 21, 2003, was the chief executive officer of Pulmuwon, a public company based in Korea. On March 26, 2004, the director resigned from the Bank and

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

thereafter Pulmuwon has not been considered as a related party. Loans outstanding to Pulmuwon amount to 11,261 million Won, as of December 31, 2003, which incurred interest income of 741 million Won for the year ended December 31, 2003.

LG Card

One of the Bank’s non-executive directors was appointed as a non-executive director of LG Card, a public company based in Korea, on March 25, 2003. On June 5, 2003, the non-executive director resigned from LG Card and except for the period from March 25, 2003 to June 5, 2003, LG Card has not been considered as a related party. Loans outstanding to LG Card amount to 487 billion Won, as of December 31, 2003, which incurred interest income of 7,090 million Won for the year ended December 31, 2003.

KOLON

One of the Bank’s non-executive directors, appointed on March 23, 2004, is a non-executive vice-president of KOLON, a public company based in Korea. Loans outstanding to KOLON amount to 36,213 million Won, as of December 31, 2003, which incurred interest income of 2,911 million Won for the year ended December 31, 2003.

Loans to related parties

The table below summarizes the changes in the amount of loans to directors, director nominees and executive officers.

(in millions of Won)	2003
Loans, January 1,	1,536
New loans	7,276
Repayments	764

Loans, December 31,	8,048

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The outstanding balances at December 31, 2001, 2002 and 2003 and the related expense and income for the years then ended for related party transactions were as follows:

	2001
(in millions of Won)	KDIC	TRUST(1)	GS	Youngpoong	NHF	HFCGF	Directors
Due from other financial institutions	—	267,334	—	—	—	—	—
Investment securities	5,092,414	—	—	—	—	—	—
Loans	—	—	—	19,197	—	—	992
Due from customers on acceptance	—	—	—	15,650	—	—	—
Receivables	41,261	8,882	—	—	—	—	—
Borrowings	—	1,666,520	—	—	25,316	—	—
Convertible debentures	—	—	265,220	—	—	—	—
Acceptances	—	—	—	15,650	—	—	—
Interest income on deposits	—	16,529	—	—	—	—	—
Interest income on securities	339,063	—	—	—	—	—	—
Interest income on loans	11,053	—	—	504	—	—	56
Fees and commission income	—	234,391	—	40	32,798	1,270	—
Interest expense on borrowings	—	37,655	—	—	218	—	—
Interest expense on debentures	—	—	7,880	—	—	—	—
Interest expense on others	996	—	—	—	—	—	—
Trust performance guarantee	—	8,882	—	—	—	—	—
Fees and commission expense	—	—	—	—	—	—	—
Dividend	1,600	—	16,588	—	—	—	—

	2002
(in millions of Won)	KDIC	TRUST(1)	GS	Pulmuwon	NHF	HFCGF	Directors
Due from other financial institutions	—	37,882	—	—	—	—	—
Investment securities	5,660,170	—	—	—	—	—	—
Loans	—	—	—	14,894	—	—	1,536
Due from customers on acceptance	—	—	—	—	—	—	—
Receivables	42,898	67,341	—	—	—	—	—
Borrowings	—	734,646	—	—	90,263	—	—
Convertible debentures	—	—	—	—	—	—	—
Acceptances	—	—	—	—	—	—	—
Interest income on deposits	—	5,732	—	—	—	—	—
Interest income on securities	399,057		—	—	—	—	—
Interest income on loans	—	—	—	1,378	—	—	127
Fees and commission income	—	318,626	—	—	194,841	6,261	—
Interest expense on borrowings	—	36,597	—	—	2,287	—	—
Interest expense on debentures	—	—	3,605	—	—	—	—
Interest expense on others	—	—	—	—	—	—	—
Trust performance guarantee	—	—	—	—	—	—	—
Fees and commission expense	—	—	—	—	—	43,445	—
Dividend	—	—	8,180	—	—	—	—

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	2003
(in millions of Won)	KDIC	TRUST(1)	LG Card	Pulmuwon	Kolon	NHF	HFCGF	Directors
Due from other financial institutions	—	—	—	—	—	—	—	—
Investment securities	3,078,089	—	—	—	—	—	—	—
Loans	—	—	487,000	11,261	36,213	—	—	8,048
Due from customers on acceptance	—	—	—	—	—	—	—	—
Receivables	27,797	113,433	—	—	—	—	—	—
Borrowings	—	3,983,295	—	—	—	83,545	—	—
Convertible debentures	—	—	—	—	—	—	—	—
Acceptances	—	—	—	—	—	—	—	—
Interest income on deposits	—	548	—	—	—	—	—	—
Interest income on securities	350,661	—	—	—	—	—	—	—
Interest income on loans	—	—	7,090	741	2,911	—	—	388
Fees and commission income	—	247,811	—	—	—	174,910	5,545	—
Interest expense on borrowings	—	55,766	—	—	—	3,910	—
Interest expense on debentures	—	—	—	—	—	—	—	—
Interest expense on others	—	—	—	—	—	—	—	—
Trust performance guarantee	—	—	—	—	—	—	—	—
Fees and commission expense	—	—	—	—	—	—	53,159	—
Dividend	—	—	—	—	—	—	—	—

(1)	See Note 40

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

38.	Operating Subsidiaries

	Country of Incorporation	Percentage Ownership(1)
		2002	2003
Kookmin Credit Card Co., Ltd(12)	Korea	74.78%	—
Kookmin Leasing Co., Ltd. (3)	Korea	—	—
Kookmin Venture Capital Co., Ltd. (2)	Korea	—	—
Kookmin Data System Corp.	Korea	99.98%	99.98%
Kookmin Futures Co., Ltd.	Korea	99.98%	99.98%
KB Investment Co., Ltd. (2)	Korea	99.89%	99.89%
Kookmin Bank Investment Trust Management Co., Ltd. (4)	Korea	—	—
Kookmin Bank Luxembourg S.A.	Luxembourg	100.00%	100.00%
Kookmin Bank International Ltd.	United Kingdom	100.00%	100.00%
Kookmin Finance Asia Ltd. (HK) (5)	Hong Kong	100.00%	100.00%
Kookmin Leasing & Finance (Hong Kong) Ltd. (6)	Hong Kong	—	—
KB Investment Trust Management Co., Ltd. (7)	Korea	80.00%	80.00%
KB Real Estate Trust Co., Ltd. (8)	Korea	99.99%	99.99%
Jooeun Industrial Co., Ltd. (9)	Korea	99.99%	99.99%
Kookmin Finance Hong Kong Ltd.	Hong Kong	100.00%	100.00%
Alpha Capital Co., Ltd. (10)	Korea	14.97%	—
Frontier Investment Co., Ltd. (2)	Korea	—	—
KB Credit Information Co., Ltd. (11)	Korea	75.67%	76.74%

(1)	Direct and indirect ownership are combined.
(2)	KB Investment Co., Ltd. merged with Frontier Investment Co., Ltd. as of December 31, 2001 and with Kookmin Venture Capital Co,. Ltd. as of June 27, 2002.
(3)	The Bank sold Kookmin Leasing Co., Ltd. to Sun Capital Co., Ltd. and excluded it from the scope of consolidation.
(4)	The Bank sold the stocks of Kookmin Bank Investment Trust Management Co., Ltd. to Morgan Stanley Global Emerging Markets Inc. in 2002 and excluded it from the scope of consolidation.
(5)	Kookmin Finance Asia Ltd. (HK) is in the process of liquidation and excluded it from the scope of consolidation.
(6)	Kookmin Leasing & Finance was excluded from the scope of consolidation due to the disposal of Kookmin Leasing Co., Ltd.
(7)	Jooeun Investment Trust Management Co., Ltd. was renamed KB Investment Trust Management Co., Ltd. as of June 10, 2002.
(8)	Jooeun Real Estate Trust Co., Ltd. was renamed KB Real Estate Trust Co., Ltd. as of September 16, 2002.
(9)	The dissolution of Jooeun Industrial Co., Ltd. was approved during the shareholders’ meeting of the company on March 19, 2002.
(10)	The Bank sold the stocks of Alpha Capital Co., Ltd. in 2002 and excluded it from the scope of consolidation.
(11)	The Bank purchased additional stocks of Jooeun Credit Information Co., Ltd. in March, 2003, increasing its ownership share to 75.67% and included it from the scope of consolidation. In addition, Jooeun Credit Information Co., Ltd. merged with KM Credit Information Co., Ltd. as of May 2, 2002 and was renamed KB Credit Information Co., Ltd.
(12)	The Bank purchased the remaining 25.22% outstanding minority interest in KCC on September 30, 2003.

All holdings are in the common shares of the undertaking concerned.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

39.	Segment Reporting

For management reporting purposes, the Bank’s business segment results are reported to management under accounting principles generally accepted in the Republic of Korea (“KGAAP”). The Bank is organized into four major business segments: Retail Banking, Corporate Banking, International Banking and Capital Markets Activities, and Credit Card Operations. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization, and provide the basis on which the Bank reports its primary segment information:

•	Retail banking—The retail banking segment’s assets and liabilities are mainly with individuals and households. The segment handles private customer current accounts, savings, deposits, consumer loans and mortgages.

•	Corporate banking—The corporate banking segment’s assets and liabilities are mainly with private and public enterprises. The activities within the segment include loans, overdrafts, other credit facilities, deposits in foreign currencies and other foreign currency activities.

•	International banking and capital markets activities—Activities within this segment include trading activities in securities and derivatives, activities involving investment security portfolios, making overseas loans, and foreign currency funding through debentures and borrowings.

•	Credit card operation—The credit card segment’s assets and liabilities are mainly with individuals or corporate cardholders and card merchants, and it handles domestic as well as overseas credit and debit card operations. This segment is composed of the operations of Kookmin Credit Card and the card division of Kookmin Bank.

Other operations of the Bank compromise activities of all subsidiaries and other consolidated entities (except the operations of Kookmin Credit Card), activities of foreign branches and trust accounts management activities, none of which constitutes a separately reportable segment.

The segment results were prepared based upon KGAAP. A reconciliation to US GAAP has been provided for certain line items.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A summary of the business segment results is shown in the following table:

Year ended December 31, 2001	Retail Banking	Corporate Banking	International Banking and Capital Markets Activities	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations (1)	Total
	(in millions of Won)
Operating income	5,889,514	3,224,940	4,814,739	2,675,771	1,529,559	18,134,523	(4,172,635)	13,961,888
Operating expense	5,027,275	3,477,139	4,658,843	1,906,761	1,163,519	16,233,537	(3,507,397)	12,726,140

Segment results	862,239	(252,199)	155,896	769,010	366,040	1,900,986	(665,238)	1,235,748

Interest income	5,723,448	2,957,458	1,871,222	1,482,568	461,790	12,496,486	(4,281,742)	8,214,744
Interest expense	3,782,704	2,092,612	1,813,351	628,686	541,771	8,859,124	(3,357,507)	5,501,617

Net interest income (loss)	1,940,744	864,846	57,871	853,882	(79,981)	3,637,362	(924,235)	2,713,127
Provision for loan losses	132,793	742,175	57,832	478,906	37,528	1,449,234	(35,056)	1,414,178
Noninterest income	166,066	267,482	2,943,517	1,193,203	892,734	5,463,002	284,142	5,747,144
Noninterest expense	1,035,987	618,902	2,781,028	755,569	536,090	5,727,576	(114,780)	5,612,796

Net noninterest income (loss)	(869,921)	(351,420)	162,489	437,634	356,644	(264,574)	398,922	134,348
Depreciation and amortization	75,791	23,450	6,632	43,600	48,130	197,603	(54)	197,549

Extraordinary gain	—	—	—	—	175,035	175,035	(13,508)	161,527

Net income (loss) before tax	862,239	(252,199)	155,896	769,010	366,040	1,900,986	(503,711)	1,397,275
Income tax expense (benefit)	277,624	(81,203)	50,195	235,414	80,153	562,183	(1,783)	560,400

Net income (loss)	584,615	(170,996)	105,701	533,596	285,887	1,338,803	(501,928)	836,875
US GAAP adjustments	(25,986)	146,924	(97,241)	(173,898)	47,193	(103,008)	—	—
Intersegment transactions	49,030	188,050	(36,378)	83,572	(528,193)	(243,919)	—	—

Consolidated net income (loss)	607,659	163,978	(27,918)	443,270	(195,113)	991,876	—	—

Segments’ total assets	70,965,658	39,377,384	39,493,063	15,580,686	10,709,637	176,126,428	(3,527,622)	172,598,806

(1)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management’s reporting system.

Year ended December 31, 2002	Retail Banking	Corporate Banking	International Banking and Capital Markets Activities	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations (1)	Total
	(in millions of Won)
Operating income	12,595,151	3,430,368	6,599,771	4,525,410	1,415,965	28,566,665	(8,869,691)	19,696,974
Operating expense	11,325,070	3,190,306	6,194,326	4,880,593	1,315,183	26,905,478	(9,092,196)	17,813,282

Segment results	1,270,081	240,062	405,445	(355,183)	100,782	1,661,187	222,505	1,883,692

Interest income	12,386,963	3,183,151	2,830,279	2,747,897	453,636	21,601,926	(8,513,489)	13,088,437
Interest expense	8,375,284	2,295,647	3,089,235	1,015,319	357,712	15,133,197	(8,125,242)	7,007,955

Net interest income (loss)	4,011,679	887,504	(258,956)	1,732,578	95,924	6,468,729	(388,247)	6,080,482
Provision for loan losses	653,665	171,482	(4,538)	2,433,529	(73,372)	3,180,766	15,395	3,196,161
Noninterest income	208,188	247,217	3,769,492	1,777,513	962,329	6,964,739	(356,202)	6,608,537
Noninterest expense	2,032,547	667,915	3,101,718	1,359,890	983,283	8,145,353	(981,658)	7,163,695

Net noninterest income (loss)	(1,824,359)	(420,698)	667,774	417,623	(20,954)	(1,180,614)	625,456	(555,158)
Depreciation and amortization	263,574	55,262	7,911	71,855	47,560	446,162	(691)	445,471

Extraordinary gain	—	—	—	—	—	—	—	—
Net income (loss) before tax	1,270,081	240,062	405,445	(355,183)	100,782	1,661,187	222,505	1,883,692
Income tax expense (benefit)	392,528	74,199	123,331	(29,142)	38,014	598,930	13,454	612,384

Net income (loss)	877,553	165,863	282,114	(326,041)	62,768	1,062,257	209,051	1,271,308
US GAAP adjustments	339,814	(288,404)	490,486	(1,064,520)	502,045	(20,579)	—	—
Intersegment transactions	82,135	(8,428)	(168,916)	338,981	(33,709)	210,063	—	—

Consolidated net income (loss)	1,299,502	(130,969)	603,684	(1,051,580)	531,104	1,251,741	—	—

Segments’ total assets	80,029,638	46,489,556	38,418,674	19,052,248	6,488,475	190,478,591	(3,352,317)	187,126,274

(1)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management’s reporting system.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Year ended December 31, 2003	Retail Banking	Corporate Banking	International Banking and Capital Markets Activities	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations (1)	Total
	(in millions of Won)
Operating income	12,540,061	3,686,508	6,103,139	3,682,197	1,196,848	27,208,753	(8,293,558)	18,915,195
Operating expense	11,023,195	3,892,851	5,292,380	6,602,443	1,186,924	27,997,793	(7,986,490)	20,011,303

Segment results	1,516,866	(206,343)	810,759	(2,920,246)	9,924	(789,040)	(307,068)	(1,096,108)

Interest income	12,093,975	3,398,007	3,120,065	2,084,474	354,859	21,051,380	(7,966,478)	13,084,902
Interest expense	8,023,649	2,233,964	3,079,540	758,234	200,483	14,295,870	(7,820,109)	6,475,761

Net interest income (loss)	4,070,326	1,164,043	40,525	1,326,240	154,376	6,755,510	(146,369)	6,609,141
Provision for loan losses	1,000,251	894,828	(26,598)	2,653,819	115,770	4,638,070	(19)	4,638,051
Noninterest income	446,086	288,501	2,983,074	1,597,723	841,989	6,157,373	(327,080)	5,830,293
Noninterest expense	1,734,618	686,442	2,216,279	3,084,438	822,660	8,544,437	(166,302)	8,378,135

Net noninterest income (loss)	(1,288,532)	(397,941)	766,795	(1,486,715)	19,329	(2,387,064)	(160,778)	(2,547,842
Depreciation and amortization	264,677	77,617	23,159	105,952	48,011	519,416	(60)	519,356

Extraordinary gain	—	—	—	—	—	—	—	—
Net income (loss) before tax	1,516,866	(206,343)	810,759	(2,920,246)	9,924	(789,040)	(307,068)	(1,096,108)
Income tax expense (benefit)	653,742	(73,349)	333,217	(1,281,515)	13,547	(354,358)	—	(354,358)

Net income (loss)	863,124	(132,994)	477,542	(1,638,731)	(3,623)	(434,682)	(307,068)	(741,750)
US GAAP adjustments	(257,870)	5,692	92,631	(428,328)	161,465	(426,410)	—	—
Intersegment transactions	44,146	38,886	(180,404)	283,232	(271,804)	(85,944)	—	—

Consolidated net income (loss)	649,400	(88,416)	389,769	(1,783,827)	(113,962)	(947,036)	—	—

Segments’ total assets	82,888,134	46,161,302	45,498,780	9,249,369	4,591,739	188,389,324	(1,616,286)	186,773,038

(1)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management’s reporting system.

The allowances for loan losses under US GAAP for each of the segments are as follows:

(in millions of Won)	Retail Banking	Corporate Banking	International Banking and Capital Markets Activities	Credit Card Operations	Other	Total
As of December 31, 2002	530,802	1,874,928	54,555	2,623,813	111,107	5,195,205
As of December 31, 2003	1,170,318	1,877,691	58,368	2,537,202	128,372	5,771,951

Following is a reconciliation of the business segments’ total assets as of December 31, 2001, 2002 and 2003 to the consolidated total assets.

(in millions of Won)	2001	2002	2003
Segments’ total assets	176,126,428	190,478,591	188,389,324
US GAAP adjustments	(3,419,724)	(3,027,320)	(2,793,749)
Intersegment transactions	(4,554,209)	(3,352,317)	(1,616,286)

Consolidated total assets	168,152,495	184,098,954	183,979,289

Following is a reconciliation of the business segment’s revenue for the years ended December, 31, 2001, 2002 and 2003 to the consolidated revenue.

(in millions of Won)	2001	2002	2003
Segments’ revenue	18,134,523	28,566,665	27,208,753
US GAAP adjustments	(3,301,290)	(3,148,774)	(2,246,479)
Intersegment transactions	(4,172,635)	(8,869,691)	(8,293,558)

Consolidated revenue	10,660,598	16,548,200	16,668,716

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Guaranteed Principal Money Trusts require the Bank to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Bank guarantees a specified rate of return on Guaranteed Fixed Rate Money Trusts. Such guarantees are recognized as derivatives as discussed in Note 35. The Bank guarantees neither the principal amount nor the rate of return on the Securities Investment Trusts or the No-Guarantee Money Trusts. The Bank charges investment management fees to Guaranteed Principal Money Trusts and other trusts, and receives commission income, including penalty charges for early withdrawal of fixed term deposits. For further discussion on the consolidation scope of the guaranteed trusts, refer to Note 11.

41.	Subsequent Events

LG Card Co. Ltd (“LG Card”)

In November 2003, a creditors’ committee was formed to bail out LG Card Co., Ltd (“LG Card”), which was facing liquidity crisis. As part of the overall commitment of creditors’ committee, in November 2003, the Bank provided 437 billion Won of collateralized loans to LG Card.

As of December 31, 2003, the Bank had exposures to LG Card in the form of collateralized loans, non-collateralized loans and debt securities amounting to 437 billion Won, 50 billion Won and 56 billion Won, respectively, of which loan amount of 487 billion Won were considered impaired. The Bank made an allowance for loan losses totaling to 126.9 billion Won.

In January 2004, the Bank agreed to (a) provide additional non-collateralized loans of 205.9 billion Won, (b) a debt to equity swap of 518.6 billion Won, and (c) roll over of all loans held in the trust accounts and maturing in 2004 for an additional year amounting to approximately 178 billion Won. The collateralized loans of 437 billion Won are not available for debt to equity swap. The equity received on conversion of debts would be under sale restrictions.

In February 2004, the Bank executed the first debt to equity swap of 156.35 billion Won and subsequently there was a 97.7% capital reduction of the LG Card equity. To fulfill the commitment to roll over loans held in the Trust Accounts, the Bank purchased commercial paper from LG Card amounting to approximately 153 billion Won, which was used to pay loans held by trust accounts. The second debt to equity swap amounting to 362.25 billion Won is expected in July 2004.

As a result of the debt to equity swaps, the Bank may need to recognize additional losses in the range of approximately 235 billion Won to 380 billion Won. If all such debt to equity conversions occur, the Bank may own approximately 14.2% equity interest in LG Card.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Acquisition of Hanil Life Insurance and formation of KB Life Co. Ltd (“KB Life”)

On April 8, 2004, the Bank entered into an acquisition agreement with Korea Deposit Insurance Corporation (KDIC) and Hanil Life Insurance. According to the agreement, the Bank will acquire Hanil Life Insurance at the price of 2.5 billion Won, and 40 existing employees of Hanil Life Insurance will remain employed for another one year on contractual basis.

On April 29, 2004, the Bank has established a new wholly owned subsidiary, KB Life, to engage in insurance business with 6,000,000 shares having par value of 5,000 Won. The Bank is currently under negotiation with ING Life Insurance Company, Korea Ltd. to jointly invest in KB Life. KB Life plans to acquire the assets and liabilities of Hanil Life Insurance on a Purchase and Acquistion (P&A) transaction. As of May 30, 2004, due diligence review has not been performed on Hanil Life Insurance.

After completion of the acquisition of Hanil Life Insurance, Kookmin Bank plans to start insurance business with Hanil Life Insurance in its newly established subsidiary, KB Life. This will require approval of the establishment and permission to engage in insurance business from the Financial Supervisory Commission of Korea. The Bank is in the process of obtaining necessary approvals.

Employee stock option plan

Subsequent to December 31, 2003, 207,147 options have been forfeited and the Bank has granted 85,000 and 30,000 stock options, to purchase the Bank’s stock at exercise prices of 46,100 Won and 47,200 Won, respectively, to certain officers, directors and employees of the Bank.