Form 20-F
period 2004-12-31
KOOKMIN BANK
filed 2005-06-28
CIK 1143680

As filed with the Securities and Exchange Commission on June 28, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-15258

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

306,497,907 shares of Common Stock, par value (Won)5,000 per share

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, we have prepared financial information in accordance with United States generally accepted accounting principles, or U.S. GAAP. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 has been prepared in accordance with U.S. GAAP.

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

In this annual report:

•	references to “we,” “us” or “Kookmin Bank” are to Kookmin Bank and, unless the context otherwise requires, its subsidiaries and, for periods of time prior to the merger with H&CB, the former Kookmin Bank;

•	references to “Korea” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “(Won)” are to the currency of Korea; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be as a result of rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2004, which was (Won)1,035.1 = US$1.00.

FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

Words and phrases such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “positioned,” “project,” “risk,” “seek to,” “shall,” “should,” “will,” “will likely result,” “will pursue,” “plan” and words and terms of similar substance used in connection with any discussion of future operating or financial performance or our expectations, plans, projections or business prospects identify forward-looking statements. In particular, the statements under the headings “Item 3D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4B. Business Overview” regarding our financial condition and other future events or prospects are forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

In addition to the risks related to our business discussed under “Item 3D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forwarding-looking statements. These factors include, but are not limited to:

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

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on our income or results of operations could materially differ from those that have been estimated. For example, revenues could decrease, costs could increase, capital costs could increase, capital investment could be delayed and anticipated improvements in performance might not be fully realized.

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

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this annual report.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISERS

Not applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3. KEY INFORMATION

Item 3A. Selected Financial Data

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated income statement data

	Year ended December 31,
	2000		2001 (1)		2002		2003		2004		2004 (2)
	(in billions of Won, except common share data)										(in millions of US$, except common share data)
Interest and dividend income	(Won)	7,263	(Won)	8,895	(Won)	13,450	(Won)	13,755	(Won)	12,092	$11,682
Interest expense		4,505		5,317		6,734		6,462		5,516	5,329

Net interest income		2,758		3,578		6,716		7,293		6,576	6,353
Provision for loan losses, guarantees and acceptances		67		1,261		3,886		7,167		3,861	3,730
Non-interest income		927		1,765		3,098		2,914		2,800	2,704
Non-interest expense		1,614		2,354		4,387		4,406		4,032	3,895
Income tax expense (benefit)		746		647		597		(367)		448	433
Minority interest		81		84		(211)		(52)		3	2
Net income (loss) from continuing operations		1,177		997		1,155		(947)		1,032	997
Net (loss) income from discontinued operations after income taxes		(249)		8		97		—		—	—
Cumulative effect of accounting change, net of tax		—		(13)		—		—		—	—

Net income (loss)	(Won)	928	(Won)	992	(Won)	1,252	(Won)	(947)	(Won)	1,032	$997

Net income (loss) from continuing operations per common share
Net income (loss)-basic	(Won)	6,257	(Won)	4,724	(Won)	3,635	(Won)	(2,905)	(Won)	3,367	$3.25
Net income (loss)-diluted (4)		5,355		4,251		3,520		(2,905)		3,365	3.25
Net income (loss) per common share (3)
Net income (loss)-basic	(Won)	4,931	(Won)	4,700	(Won)	3,939	(Won)	(2,905)	(Won)	3,367	$3.25
Net income (loss)-diluted (4)		4,243		4,256		3,831		(2,905)		3,365	3.25
Weighted average common shares outstanding-basic (in thousands of common shares)		188,107		211,037		317,787		326,000		306,432	306,432
Weighted average common shares outstanding-diluted (in thousands of common shares)		219,797		234,541		328,107		326,000		306,650	306,650
Cash dividends paid per common share (3)(5)(6)	(Won)	84	(Won)	844	(Won)	100	(Won)	1,000	(Won)	—	$—

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	For the purpose of calculating earnings per share, all historical per share and share amounts have been restated to reflect (a) the exchange of former Kookmin Bank shares, at a ratio of 1.688346:1, in connection with our merger with H&CB, and (b) a 6% stock dividend approved on March 22, 2002.
(4)	Diluted earnings per share gives effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock for the relevant periods. Effective from 2003, we had one category of potentially dilutive common shares, which was shares issuable on exercise of stock options granted to directors and employees. In prior periods, we had two additional categories of potentially dilutive common shares, which were shares issuable on conversion of convertible debentures and shares issuable on conversion of preferred shares.
(5)	U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless these are the same.
(6)	On December 15, 2001, our board of directors passed a resolution recommending a 6% stock dividend and a cash dividend of (Won)100 per common share (before dividend tax), representing 2% of the par value of each share, for the fiscal year ended December 31, 2001. This resolution was approved and ratified by our stockholders on March 22, 2002. For this dividend, 17,979,954 common shares were issued and distributed to stockholders who were registered in our stockholder registry on December 31, 2001. No stock dividends were declared for the fiscal years ended December 31, 2000, 2002, 2003 or 2004.

Consolidated balance sheet data

	Year ended December 31,
	2000		2001 (1)		2002		2003		2004		2004 (2)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents	(Won)	1,701	(Won)	3,041	(Won)	3,328	(Won)	3,170	(Won)	2,818		$2,722
Restricted cash		1,540		4,373		1,580		2,770		1,822		1,760
Interest-bearing deposits in other banks		1,587		592		564		563		597		577
Call loans and securities purchased under resale agreements		2,491		2,012		229		3,959		2,993		2,892
Trading assets		3,104		6,874		6,368		3,517		6,096		5,889
Investments (3)		17,702		26,231		24,223		22,427		23,095		22,312
Loans (net of allowance for loan losses of (Won)2,394 billion in 2000, (Won)3,508 billion in 2001, (Won)5,195 billion in 2002 and (Won)5,772 billion in 2003, (Won)4,461 billion in 2004)		57,041		117,452		140,756		140,213		133,794		129,257
Due from customers on acceptances		1,916		1,887		881		605		743		718
Premises and equipment, net		1,126		1,846		2,121		1,909		1,637		1,581
Accrued interest and dividends receivable		1,107		1,160		1,116		995		871		841
Security deposits		690		1,244		1,337		1,331		1,285		1,242
Goodwill		176		162		162		395		422		408
Other intangible assets		406		581		469		423		308		297
Other assets		204		697		965		1,702		1,055		1,020

Total assets	(Won)	90,791	(Won)	168,152	(Won)	184,099	(Won)	183,979	(Won)	177,536	(Won)	171,516

Liabilities and Stockholders’ Equity
Deposits:
Interest bearing	(Won)	54,201	(Won)	110,895	(Won)	118,654	(Won)	128,144	(Won)	123,203		$119,026
Non-interest bearing		1,982		4,141		3,745		3,460		3,017		2,915
Call money		581		2,701		306		225		652		630
Trading liabilities		718		287		625		762		2,297		2,219
Acceptances outstanding		1,916		1,887		881		605		743		718
Other borrowed funds		6,369		10,812		15,856		12,895		9,514		9,192
Accrued interest payable		2,311		4,617		4,463		3,938		3,495		3,376
Secured borrowings		1,468		5,501		7,864		8,207		6,121		5,913
Long-term debt		14,797		16,626		20,165		16,607		17,899		17,292
Other liabilities		2,482		2,742		2,634		2,552		2,900		2,800

Total liabilities	(Won)	86,825	(Won)	160,209	(Won)	175,193	(Won)	177,395	(Won)	169,841		$164,081

Minority interest		221		308		71		16		13		13
Common stock		1,498		1,588		1,641		1,682		1,682		1,625
Additional paid-in capital		1,242		4,960		5,146		5,393		5,400		5,217
Other		1,005		1,087		2,048		(507)		600		580

Stockholders’ equity		3,745		7,635		8,835		6,568		7,682		7,422

Total liabilities, minority interest and stockholders’ equity	(Won)	90,791	(Won)	168,152	(Won)	184,099	(Won)	183,979	(Won)	177,536		$171,516

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other securities.

Profitability ratios and other data

	Year ended December 31,
	(percentages)
	2000	2001	2002	2003	2004
Net income as a percentage of:
Average total assets (1)	1.15%	0.92%	0.71%	(0.49)%	0.56%
Average stockholders’ equity (1)	29.42	20.59	13.50	(7.17)	13.36
Dividend payout ratio (2)	1.61	15.06	1.80	—	16.33
Net interest spread (3)	3.17	3.17	3.71	3.68	3.62
Net interest margin (4)	3.68	3.57	4.02	4.01	3.84
Efficiency ratio (5)	44.80	44.06	44.70	43.17	43.00
Cost-to-average assets ratio (6)	2.01	2.17	2.49	2.28	2.19
Won loans (gross) as a percentage of Won deposits	101.53	104.25	115.68	108.30	108.00
Total loans (gross) as a percentage of total deposits	105.72	105.09	119.14	110.83	109.43

(1)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of net income.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Represents the ratio of non-interest expense to average total assets.

Capital ratios

	As of December 31,
	(percentages)
	2000	2001	2002(1)	2003(1)	2004(1)
Total capital adequacy ratio (2)	11.18%	10.23%	10.41%	9.81%	11.01%
Tier I capital adequacy ratio (2)	6.82	7.09	6.62	6.03	6.67
Tier II capital adequacy ratio (2)	4.36	3.18	3.79	3.78	4.34
Average stockholders’ equity as a percentage of average total assets	3.92	4.45	5.26	6.83	4.20

(1)	The method of calculating our capital and capital adequacy ratios changed from 2002. Had we calculated these ratios based on the calculation method in use as of December 31, 2001, our Tier I capital ratio would have been 6.66%, 6.09% and 6.73%, our Tier II capital ratio would have been 3.86%, 4.11% and 4.92% and our total capital adequacy ratio would have been 10.47%, 9.90% and 11.12% as of December 31, 2002, 2003 and 2004, respectively.
(2)	Our capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission. The computation is based on our consolidated financial statements prepared in accordance with Korean GAAP, which may differ in certain significant respects from U.S. GAAP. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	(in billions of Won, except percentages)
	2000		2001		2002		2003		2004
Total loans	(Won)	59,397	(Won)	120,894	(Won)	145,832	(Won)	145,858	(Won)	138,124
Total non-performing loans (1)		1,762		3,376		3,912		4,116		3,175
Other impaired loans not included in non-performing loans		4,145		3,513		2,680		3,072		2,034
Total of non-performing loans and other impaired loans		5,907		6,889		6,592		7,188		5,209
Total allowance for loan losses		2,394		3,508		5,195		5,772		4,461
Non-performing loans as a percentage of total loans		2.97%		2.79%		2.68%		2.82%		2.30%
Non-performing loans as a percentage of total assets		1.94		2.01		2.13		2.24		1.79
Total of non-performing loans and other impaired loans as a percentage of total loans		9.94		5.70		4.52		4.93		3.77
Allowance for loan losses as a percentage of total loans		4.03		2.90		3.56		3.96		3.23

(1)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due more than 90 days.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year ended December 31,
	2002 (1)					2003					2004
	Average balance (2)		Interest income (3)(4)(5)		Average yield	Average balance (2)		Interest income (3)(4)(5)		Average yield	Average balance (2)		Interest income (3)(4)(5)		Average yield
	(in billions of Won, except percentages)
Assets
Cash and interest-earning deposits in other banks	(Won)	1,734	(Won)	61	3.52%	(Won)	1,179	(Won)	14	1.19%	(Won)	1,188	(Won)	21	1.77%
Call loans and securities purchased under resale agreements		811		34	4.19		1,605		61	3.80		2,355		85	3.61
Trading securities		5,953		112	1.88		2,933		105	3.58		3,253		156	4.80
Investment securities (6)		25,090		1,419	5.66		29,431		1,513	5.14		20,030		1,004	5.01
Loans:
Commercial and industrial		38,733		2,744	7.08		44,134		2,855	6.47		42,369		2,639	6.23
Construction loans		5,336		384	7.20		6,433		490	7.62		4,718		309	6.55
Other commercial		1,380		80	5.80		1,106		59	5.33		926		43	4.64
Mortgage and home equity		41,422		3,287	7.94		48,535		3,415	7.04		55,863		3,607	6.46
Other consumer		25,519		2,130	8.35		29,077		2,374	8.16		27,287		2,197	8.05
Credit cards (5)		19,840		3,166	15.96		16,498		2,846	17.25		12,049		1,978	16.42
Foreign commercial and industrial		1,255		33	2.63		1,079		23	2.13		1,342		53	3.95

Loans (total)		133,485		11,824	8.86		146,862		12,062	8.21		144,554		10,826	7.49

Total average interest earning assets		167,073		13,450	8.05		182,010		13,755	7.56		171,380		12,092	7.06

Cash and due from banks		4,697		—	—		5,461		—	—		5,062		—	—
Foreign exchange spot contracts and derivatives		863		—	—		2,385		—	—		4,839		—	—
Premises and equipment		2,033		—	—		2,207		—	—		2,052		—	—
Due from customers on acceptance		322		—	—		701		—	—		532		—	—
Loan loss allowance		(4,127)		—	—		(5,287)		—	—		(5,373)		—	—
Assets of discontinued operations		679
Other non-interest earning assets		4,837		—	—		5,798		—	—		5,610		—	—

Total average non-interest earning assets		9,304		—	—		11,265		—	—		12,722		—	—

Total average assets	(Won)	176,377	(Won)	13,450	7.63%	(Won)	193,275	(Won)	13,755	7.12%	(Won)	184,102	(Won)	12,092	6.57%

	Year ended December 31,
	2002 (1)					2003					2004
	Average balance (2)		Interest expense		Average cost	Average balance (2)		Interest expense		Average cost	Average balance (2)		Interest expense		Average cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	(Won)	598	(Won)	4	0.67%	(Won)	667	(Won)	2	0.30%	(Won)	620	(Won)	1	0.16%
Certificates of deposit		2,120		102	4.81		4,068		181	4.45		6,107		248	4.06
Other time deposits		66,454		3,260	4.91		67,733		2,964	4.38		68,230		2,716	3.98
Savings deposits		35,206		413	1.17		38,368		348	0.91		39,042		309	0.79
Mutual installment deposits		12,235		764	6.24		11,946		642	5.37		12,105		560	4.63

Deposits (total)		116,613		4,543	3.90		122,782		4,137	3.37		126,104		3,834	3.04
Call money		1,803		71	3.94		1,802		65	3.61		1,267		42	3.31
Borrowings from the Bank of Korea		1,337		33	2.47		1,020		25	2.45		911		22	2.41
Other short-term borrowings		9,077		488	5.38		13,250		573	4.32		8,150		310	3.80
Secured borrowings		5,888		325	5.52		8,150		476	5.84		7,400		366	4.95
Long-term debt		20,260		1,274	6.29		19,678		1,186	6.03		16,749		942	5.62

Total average interest bearing liabilities		154,978		6,734	4.35		166,682		6,462	3.88		160,581		5,516	3.44

Demand deposits		2,934		—	—		2,961		—	—		2,832		—	—
Foreign exchange spot contracts and derivatives		752		—	—		2,384		—	—		4,840		—	—
Acceptances to customers		536		—	—		883		—	—		652		—	—
Liabilities of discontinued operations		795		—	—		—		—	—		—		—	—
Other non-interest bearing liabilities		7,110		—	—		7,161		—	—		7,472		—	—

Total average non-interest bearing liabilities		12,127		—	—		13,389		—	—		15,796		—	—

Total average liabilities		167,105		6,734	4.03		180,071		6,462	3.59		176,377		5,516	3.13

Stockholders’ equity		9,272		—	—		13,204		—	—		7,725		—	—

Total liabilities and stockholders’ equity	(Won)	176,377	(Won)	6,734	3.82%	(Won)	193,275	(Won)	6,462	3.34%	(Won)	184,102	(Won)	5,516	3.00%

(1)	Average balances and interest income and expenses for all periods have been restated to exclude the assets, liabilities and results of disposed subsidiaries that qualify for discontinued operations. See Note 4 to our consolidated financial statements.
(2)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(3)	Interest income figures include dividends on securities and cash interest received on non-accruing loans. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Non-Accrual Loans and Past Due Accruing Loans.”
(4)	We do not invest in any tax-exempt securities.
(5)	Interest income from credit cards includes principally cash advance fees of (Won)1,719 billion, (Won)1,517 billion and (Won)1,148 billion and interest on credit card loans of (Won)830 billion, (Won)591 billion and (Won)430 billion for the years ended December 31, 2002, 2003 and 2004, respectively.
(6)	Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year ended December 31,
	2002	2003	2004
	(percentage)
Net interest spread (1)	3.71%	3.68%	3.62%
Net interest margin (2)	4.02	4.01	3.84
Average asset liability ratio (3)	107.80	109.20	106.72

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2003 compared to 2002 and 2004 compared to 2003. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal 2003 vs. Fiscal 2002 Increase/(decrease) due to change in						Fiscal 2004 vs. Fiscal 2003 Increase/(decrease) due to change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	(Won)	(15)	(Won)	(32)	(Won)	(47)	(Won)	0	(Won)	7	(Won)	7
Call loans and securities purchased under resale agreements		30		(3)		27		27		(3)		24
Trading securities		(75)		68		(7)		12		39		51
Investment securities		231		(137)		94		(472)		(37)		(509)
Loans
Commercial and industrial		362		(251)		111		(112)		(104)		(216)
Construction loans		83		23		106		(119)		(62)		(181)
Other commercial		(15)		(6)		(21)		(9)		(7)		(16)
Mortgage and home equity		526		(398)		128		488		(296)		192
Other consumer		291		(47)		244		(144)		(33)		(177)
Credit cards		(562)		242		(320)		(736)		(132)		(868)
Foreign commercial and industrial		(4)		(6)		(10)		7		23		30

Total interest income		852		(547)		305		(1,058)		(605)		(1,663)

Interest bearing liabilities
Deposits
Demand deposits		0		(2)		(2)		0		(1)		(1)
Certificates of deposit		87		(8)		79		84		(17)		67
Other time deposits		62		(358)		(296)		22		(270)		(248)
Savings deposits		35		(100)		(65)		6		(45)		(39)
Mutual installment deposits		(18)		(104)		(122)		8		(90)		(82)
Call money		0		(6)		(6)		(18)		(5)		(23)
Borrowings from the Bank of Korea		(8)		0		(8)		(3)		0		(3)
Other short-term borrowings		194		(109)		85		(200)		(63)		(263)
Secured borrowings		131		20		151		(41)		(69)		(110)
Long-term debt		(36)		(52)		(88)		(168)		(76)		(244)

Total interest expense		447		(719)		(272)		(310)		(636)		(946)

Total net interest income		405		172		577		(748)		31		(717)

Exchange Rates

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2004, which was (Won)1,035.1 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 27, 2005, the noon buying rate was (Won)1,013.5 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average (1)	Period- End
2000	1,105.5	1,267.0	1,140.0	1,267.0
2001	1,234.0	1,369.0	1,293.4	1,313.5
2002	1,160.6	1,332.0	1,242.0	1,186.3
2003	1,146.0	1,262.0	1,193.0	1,192.0
2004	1,035.1	1,195.1	1,139.3	1,035.1
2005 (through June 27)	997.0	1,058.0	1,014.8	1,013.5
January	1,024.0	1,058.0	1,038.0	1,026.9
February	1,000.9	1,044.0	1,023.1	1,000.9
March	997.5	1,023.9	1,007.8	1,015.4
April	997.0	1,019.0	1,010.1	997.0
May	997.0	1,009.0	1,001.8	1,005.0
June (through June 27)	1,003.0	1,016.0	1,009.8	1,013.5

Source:    Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B. Capitalization and Indebtedness

Not Applicable

Item 3C. Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D. Risk Factors

Risks relating to our retail credit portfolio

We have been experiencing, and may continue to experience, increases in delinquencies in our retail loan portfolio, including, in particular, our credit card-related loans.

In recent years, consumer debt has increased rapidly in Korea. This has also resulted in increased delinquencies. As the leading retail bank in Korea, our portfolio of retail loans, in particular, mortgage and home equity loans, and the aggregate outstanding balance of our credit card accounts (particularly cash advances and credit card loans) have grown from (Won)16,219 billion and (Won)8,321 billion, respectively, as of December 31, 2000 to (Won)83,928 billion and (Won)9,421 billion, respectively, as of December 31, 2004, as a result of both the merger with H&CB effective November 1, 2001 and significant organic growth. As of December 31, 2004, our retail loans and credit card accounts represented 60.8% and 6.8% of our total lending, respectively. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans is often unsecured and therefore tends to carry a higher credit risk, has increased from (Won)8,151 billion, or 33.2% of our total outstanding retail loans, as of December 31, 2000 to (Won)25,963 billion, or 27.8% of our total outstanding retail loans, as of December 31, 2004. The growth of our retail lending and credit card businesses offered higher margins than other lending activities and contributed significantly to the increase in our interest income and our profitability. However, in 2003 and 2004, we were generally unable to sustain this growth due to increasing delinquencies, market saturation, competition and government regulation in the retail and credit card segments and other factors, and we may not be able to achieve such growth in the future, which may hurt our future performance and prospects. In particular, the outstanding balance of our credit card accounts decreased significantly in 2003 and 2004 after reaching (Won)22,643 billion as of December 31, 2002.

The growth of our retail loan and credit card portfolios in prior years has led to increasing delinquencies, which has required us to increase our loan loss provisions and charge-offs and has adversely affected our financial condition and results of operations. Our non-performing retail loans (defined as those that are over 90 days past due) increased from (Won)166 billion as of December 31, 2000 to (Won)1,329 billion as of December 31, 2004, as a result of both the merger with H&CB and higher delinquencies. In our credit card segment, outstanding balances overdue by 30 days or more increased from (Won)227 billion as of December 31, 2000 to (Won)291 billion as of December 31, 2004. Our charge-offs, net of recoveries, increased from (Won)7 billion in 2000 to (Won)2,759 billion in 2004. Our delinquency ratio (which represents the ratio of amounts that are overdue by one day or more to total outstanding balances) with respect to our credit card portfolio was 13.7%, 7.8%, 20.6%, 21.6% and 8.42% as of December 31, 2000, 2001, 2002, 2003 and 2004, respectively. Credit card delinquencies may increase in the future as a result of, among other things, adverse economic developments in Korea and the inability of Korean consumers to manage increased household debt, as reflected in the continuing practice among some credit cardholders of obtaining multiple credit cards and using cash advances from one card to make payments due on others.

In addition, in line with industry practice, we have restructured a large portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans and also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We have discontinued the practice of providing substituted cash advances from January 2004. As of December 31, 2004, these restructured loans outstanding amounted to (Won)637 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by one day or more accounted for 12.7% of our credit card receivables (including credit card loans) as of December 31, 2004.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that have a significant adverse effect on Korean consumers could result in reduced growth and further deterioration in the credit quality of our retail loan and credit card portfolios. For example, a rise in unemployment or an increase in interest rates in Korea, which have been at historically low levels in recent years, could have an adverse impact on the ability of retail borrowers and credit cardholders to make payments and increase the likelihood of potential defaults, while reducing demand for retail loans and credit cards. In addition, there is a risk that our credit card risk evaluation procedures may not identify significant credit quality deterioration on a timely basis.

Until 2004, our credit card operations recorded losses, and may again generate losses in the future, which could hurt our financial condition and results of operations.

In September 2003, we merged Kookmin Credit Card, our credit card subsidiary, into us in response to its liquidity problems stemming from the deteriorating asset quality of its credit card portfolio. The acquisition of minority interest was accounted for under the purchase method of accounting, and we stepped up the assets and liabilities acquired to their fair values at the date of acquisition. The excess of fair value of purchase consideration over the fair value of net assets acquired was recognized as goodwill. Following the merger, our credit card operations continued to record significant additional net losses through the first three quarters of 2004. This was primarily due to high delinquency levels and substantial charge-offs and loan loss provisions. Despite our recent successful efforts to improve our credit card asset quality and performance, we may again experience losses on our credit card operations in the future, which may adversely affect our overall financial condition and results of operations.

Risk relating to our small- and medium-sized enterprise loan portfolio

We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). We estimate, based on our internal classifications made for Korean GAAP purposes, that our loans to small- and medium-sized enterprises increased from (Won)30,498 billion as of December 31, 2001 to (Won)38,240 billion as of December 31, 2004. During that period, we estimate that non-performing loans to small- and medium-sized enterprises also increased from (Won)1,108 billion to (Won)1,689 billion, representing an increase in the non-performing loan ratio from 3.63% as of December 31, 2001 to 4.42% as of December 31, 2004. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean banks to small- and medium-sized enterprises was 2.1% as of December 31, 2004. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won-currency loans on a Korean GAAP basis decreased from 3.3% as of December 31, 2001 to 2.94% as of December 31, 2004 but may rise in 2005 compared to prior years. Accordingly, we may be required to take measures to decrease our exposures to these customers. For example, in order to stem rising delinquencies, we decided in 2004 to review loan applications more intensively with respect to small- and medium-sized enterprises in certain industry sectors, such as construction, hotels, restaurants and real estate.

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, continued weakness in the Korean economy, as well as aggressive marketing and intense competition among banks to lend to this segment, have led and may continue to lead to a deterioration in profitability and in the asset quality of our loans to this segment. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which would have a material adverse impact on our financial condition and results of operations. In addition, many small- and medium-sized enterprises have close business relationships with chaebols, primarily as suppliers. Any difficulties encountered by those chaebols would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans.

A substantial part of our small- and medium-enterprise lending comprises loans to “small office/home office” customers, or SOHOs. Many of these SOHOs represent sole proprietorships, individual business interests or very small corporations and are usually dependent on a limited number of suppliers or customers. SOHOs constitute a relatively new customer base within the small- and medium-sized enterprise segment. However,

SOHOs tend to be affected to a greater extent than larger corporate borrowers by fluctuations in the Korean economy. In addition, SOHOs often maintain less sophisticated financial records than other corporate borrowers. Although we use our internally developed credit rating systems to rate potential borrowers, we do not have a substantial history of experience with SOHOs and are less able to judge the level of risk inherent in these customers. Accordingly, although we intend to manage our exposure to these borrowers closely in order to prevent any deterioration in the asset quality of our loans to this segment, we may not be able to do so.

Risks relating to our strategy

Although increasing our fee income is an important part of our strategy, we may not be able to do so.

We have historically relied on interest income as our primary revenue source. While we have developed new sources of fee income as part of our business strategy, our ability to increase our fee income and thereby reduce our dependence on interest income will be affected by the extent to which our customers generally accept the concept of fee-based services. The willingness of customers to pay fees in return for value-added financial services has not been broadly tested in the Korean market and their reluctance to do so will adversely affect the implementation of this aspect of our strategy.

We may suffer customer attrition or our net interest margin may decrease as a result of our competition strategy.

We have been pursuing, and intend to continue to pursue, a strategy of maintaining or enhancing our margins where possible and avoid, to the extent possible, entering into price competition. In order to execute this strategy we will need to maintain relatively low interest rates on our deposit products while charging relatively higher rates on loans. If other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, we may suffer customer attrition due to rate sensitivity. In addition, we may in the future decide to compete to a greater extent based on interest rates, which could lead to a decrease in our net interest margins. Any future decline in our customer base or our net interest margins as a result of our future competition strategy could have an adverse effect on our results of operations and financial condition.

Risks relating to competition

Competition in the Korean banking industry is intense, and we may experience declining market share as a result.

We compete principally with other financial institutions in Korea, including Korean banks and branches of foreign banks operating in Korea. In the retail and small- and medium-sized enterprise lending business, which has been our traditional core business, competition has increased significantly and is expected to increase further. Most Korean banks have been targeting retail customers and small- and medium-sized enterprises as they scale back their exposure to large corporate borrowers, contributing to some extent to the asset quality deterioration in consumer and small- and medium-sized enterprise loans, and they are engaged in aggressive marketing campaigns and making significant investments in these segments. In addition, the profitability of our retail and credit card operations may decline as a result of growing market saturation in the retail lending and credit card segments, increased interest rate competition, pressure to lower the fee rates applicable to our credit cards (particularly merchant fee rates) and higher marketing expenses. Intense and increasing competition has made and continues to make it more difficult for us to secure retail, credit card and small- and medium-sized customers with the credit quality and on credit terms necessary to achieve our business objectives in a commercially acceptable manner.

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, as well as Standard Chartered Bank’s acquisition of Korea First Bank in April 2005. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

We face full competition with respect to our mortgage business, which may result in a further decrease of our market share and adversely affect our margins.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities, guarantees and acceptances and other exposures) as of December 31, 2004, eight were to companies that were members of the 25 largest chaebols in Korea. As of that date, the total amount of our exposures to the 25 largest chaebols was (Won)4,897 billion, or 2.92% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition.

In particular, we have significant exposure to several former Hyundai Group companies, former Daewoo Group companies, former and current Ssangyong Group companies and LG Group companies, a number of which have been experiencing financial difficulties. For example:

•	As a result of their deteriorating financial condition, several former Hyundai Group companies, including Hynix Semiconductor, Hyundai Engineering and Construction, Hyundai Petrochemical and Hyundai Merchant Marine, have required assistance in recent years from their creditor financial institutions, in the form of additional loans, extensions of maturities of various outstanding payment obligations, debt-for-equity swap transactions, guarantees of overseas borrowings and injections of additional capital.

•	In 1999, the principal creditor banks of the Daewoo Group companies began formal workout procedures with respect to 12 member companies of that group, including Daewoo Corporation, Daewoo Motors, Daewoo Electronics, Daewoo Heavy Industries, Daewoo Telecom and Ssangyong Motors. Many of these former Daewoo Group companies are currently subject to liquidation proceedings or have been liquidated or sold, are under workouts or reorganization proceedings, have been split up into more than one company or are looking for purchasers.

•	Several Ssangyong Group companies have been experiencing significant financial difficulties and liquidity problems. In particular, the principal creditor banks of each of Ssangyong Cement Industrial and Ssangyong Corporation, including us, commenced corporate restructuring procedures against these companies in November 2000 and February 2002, respectively.

•	Although no workouts or reorganization proceedings have begun against any other significant LG Group companies, LG Card, one of Korea’s largest credit card companies and formerly a member company of the LG Group, has experienced significant liquidity and asset quality problems. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—20 Largest Exposures by Borrower.”

As a result of these various difficulties, we have increased our allowance for loan losses for our loans to these companies in recent years. With respect to some borrowers, we have already charged off or sold our previous outstanding exposures. The table below summarizes our exposures to these groups and their significant member companies:

	As of December 31, 2004
	Outstanding exposure (1)		% of Total exposure	% of Exposure classified as impaired loans	Allowance for loan losses, guarantees and acceptances		Allowance for loan losses, guarantees and acceptances as a % of exposure
	(in billions of Won, except percentages)
Former Hyundai Group (Total) (2)	(Won)	1,331	0.79%	2.10%	(Won)	20	1.50%
Hyundai Group (3)		102	0.06	—		1	0.98
Hyundai Engineering and Construction		80	0.05	36.25		2	2.50
Hyundai Heavy Industries		394	0.23	—		8	2.03
Former Daewoo Group (Total) (4)		337	0.20	20.47		9	2.67
Daewoo International		23	0.01	—		—	—
Daewoo Electronics		23	0.01	69.57		1	4.35
Ssangyong Motors		98	0.06	54.08		6	6.12
Ssangyong Group (Total)		55	0.03	89.09		6	10.91
Ssangyong Cement Industrial		55	0.03	89.09		6	10.91
LG Group (Total) (5)		647	0.39	36.79		14	2.16
LG Card (6)		416	0.25	57.21		12	2.88

(1)	Includes loans, debt and equity securities (including collateralized bond obligations) and guarantees and acceptances.
(2)	Includes amounts from the former Hyundai Group, including Hyundai Engineering and Construction and Hyundai Heavy Industry.
(3)	Recognized as the successor to the former Hyundai Group, which includes Hyundai Corporation and Hyundai Merchant Marine. Substantially all of the outstanding exposure of Hyundai Merchant Marine relates to ship financing to a special purpose company guaranteed by Hyundai Heavy Industries.
(4)	Includes our exposures to former Daewoo Group companies.
(5)	Includes LG Electronics, LG International, LG Card and LG Chem.
(6)	LG Card was disaffiliated from the LG Group in 2004.

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

As of December 31, 2004, our loans and guarantees to companies that were in workout, corporate restructuring, composition or corporate reorganization, including companies in the former Daewoo Group, former Hyundai Group and the Ssangyong Group, amounted to (Won)1,050 billion or 0.7% of our total loans and guarantees, of which (Won)445 billion or 42.4% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for losses on these loans and guarantees amounted to (Won)322 billion, or 30.7% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2004 to companies in workout, restructuring, corporate reorganization or composition amounted to (Won)319 billion, or 0.2% of our total exposures. In addition, in the case of borrowers that are or become subject to corporate restructuring procedures, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (as well as 75% or more of the total outstanding secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

Our current allowances for losses on loans and guarantees to construction companies may not be sufficient to cover all future related losses.

We have established allowances for losses on loans and guarantees to construction companies that we consider to have a greater likelihood of becoming non-performing. As of December 31, 2004, we had loans and guarantees outstanding to construction companies in the amount of (Won)4,528 billion, or 3.2% of our total loans and guarantees, of which (Won)551 billion or 12.2% was classified as substandard or below. As of the same date, our allowance for losses on these loans and guarantees amounted to (Won)373 billion, or 67.7% of the amount classified as substandard or below, and 8.2% of the total. Most of our exposure to construction companies consists of loans to small- and medium-sized enterprises. These allowances may not be sufficient to cover all future losses arising from our exposure to construction companies.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2004, our loans and guarantees to our 20 largest borrowers totaled (Won)3,614 billion and accounted for 2.6% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to Hyundai Heavy Industries, to which we had outstanding credit exposures (substantially all of which was in the form of loans) of (Won)392 billion, representing 0.3% of our total loans and guarantees. Any further deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

Other risks relating to our business

We are generally subject to Korean corporate governance and disclosure standards, which may differ from those in other countries.

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which may differ in some respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in corporate governance practices or disclosures that are perceived as less than satisfactory by investors in certain countries.

A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 40% to 60% of the appraised value of collateral (except in areas of high speculation designated by the government where we are required to limit our lending to 40% of the appraised value of collateral) and to periodically re-appraise our collateral, downturns in the real estate markets in Korea from time to time have resulted in declines in the value of the collateral securing some loans to levels below their outstanding principal balance. Future declines in real estate prices, including as a result of measures recently adopted by the Korean government to stabilize the real estate market, would reduce the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

As of December 31, 2004, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of (Won)2,283 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates, which may be significant in light of the current low interest environment, or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

We may be required to make transfers from our general banking operations to cover shortfalls in our guaranteed trust accounts, which could have an adverse effect on our results of operations.

We manage a number of monetary trust accounts. Under Korean law, trust account assets of a bank are required to be segregated from the assets of that bank’s general banking operations. Those assets are not available to satisfy the claims of a bank’s depositors or other creditors of its general banking operations. For some of the trusts we manage, we have guaranteed the principal amount of the investor’s investment and, in certain cases, we have also guaranteed a fixed rate of interest. In January 1999, new legislation prevented commercial banks in Korea from offering new trust accounts for which they guaranteed both the principal amount of the investment and a fixed rate of return. In addition, as a result of recent government announcements prohibiting banks from providing trust accounts that provide a principal guarantee, other than certain retirement trust and annuity trust products, we are phasing out such accounts. However, we will continue to provide guarantees with respect to existing accounts, which contain these guarantee provisions.

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from the relevant trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2004, we had (Won)3,162 billion in trust account assets for which we provided guarantees of both the principal and interest or of the principal alone. Substantially all of these guarantees were principal-only guarantees. There were no transfers from general banking operations to cover deficiencies in guaranteed trust accounts in 2002, 2003 and 2004. However, we may be required to make transfers from our general banking operations to cover shortfalls in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

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

Neither we nor our subsidiaries are required to, and we and our subsidiaries do not, prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance. See “Item 5B. Liquidity and Capital Resources—Selected Financial Information under Korean GAAP” and “—Reconciliation with Korean GAAP.” As a result, our provision and allowance levels reflected under Korean GAAP in our results as of the end of and for 2000, 2001, 2002, 2003 and 2004 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

Risks relating to liquidity and capital management

A considerable increase in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which, as a result, could adversely affect us.

From 2000 to 2004, interest rates in Korea declined to historically low levels as the government sought to stimulate economic growth through active rate-lowering measures. Interest rates have started to rebound in the first quarter of 2005. In order to minimize our losses in the event that interest rates decrease again, the vast majority of debt securities we hold pay interest at a fixed rate. However, all things being equal and assuming that the interest rate sensitivity gap of our assets and liabilities is narrow, a considerable increase in interest rates would lead to a decline in the value of the debt securities in our portfolio. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. A considerable rise in interest rates may therefore require us to rebalance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. Since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our retail and corporate borrowers and could adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2004, approximately 91.5% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In particular, we estimate that, setting aside the effects of the merger, the recent increase in our short-term deposits is attributable in large part to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the current low interest rate environment and volatile stock market conditions. Accordingly, a substantial number of our short-term deposit customers may withdraw their funds or fail to roll over their deposits if higher-yield investment opportunities emerge. In that event, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations.

We may be required to raise additional capital to maintain our capital adequacy ratios, which we may not be able to do on favorable terms or at all.

Pursuant to the capital adequacy requirements of the Financial Supervisory Commission, we are required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. As of December 31, 2004, our Tier I capital adequacy ratio was 6.67% and our combined Tier I and Tier II capital adequacy ratio was 11.01%, which exceeded the minimum levels required by the Financial Supervisory Commission. However, our capital base and capital adequacy ratio may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of continued deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

If our capital adequacy ratio deteriorates, we may be required to obtain additional Tier I or Tier II capital in order to remain in compliance with the applicable capital adequacy requirements. We may not be able to obtain additional capital on favorable terms, or at all. Our ability to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other Asian countries are seeking to raise capital at the same time. To the extent that we fail to maintain our capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on us ranging from a warning to suspension or revocation of our license. For a description of the capital adequacy requirements of the Financial Supervisory Commission, see “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

We may face increased capital requirements under the new Basel Capital Accord.

In December 2004, the Financial Supervisory Service announced that it would implement the new Basel Capital Accord, referred to as Basel II, in Korea by the end of 2007. The implementation of Basel II will have a substantial effect on the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk. Basel II also institutes new measures that will require us to take into account individual borrower credit risk and operational risk when calculating risk-weighted assets.

In addition, under Basel II, we are permitted to follow either a standardized approach or an internal rating-based approach with respect to calculating capital requirements. We have, subject to approval from the Financial Supervisory Service, voluntarily chosen to establish and follow an internal rating model, which is more stringent in terms of calculating risk sensitivity with respect to our capital requirements. Since we will be implementing this model for the first time in connection with our implementation of Basel II, our internal rating model may require an increase in our capital requirements, which will require us to either improve our asset quality or raise additional capital.

Risks relating to government regulation and policy

New loan loss provisioning guidelines to be implemented by the Financial Supervisory Commission may require us to increase our provisioning levels under Korean GAAP, which could adversely affect us.

In November 2004, the Financial Supervisory Commission announced that it will implement new loan loss provisioning guidelines, which we, along with other Korean banks, will be required to follow from the second half of 2006 in preparing financial statements under Korean GAAP. These guidelines include a new requirement that banks take into account “expected losses” with respect to credits in establishing their allowance for loan losses, instead of establishing such allowances based on the classification of credits under the current asset classification criteria. As a result, we will be required to establish and maintain allowance for loan losses under Korean GAAP based on an evaluation of “expected losses” on individual credits or credit portfolios.

Under the new guidelines, all Korean banks, including us, are required to establish systems to calculate their “historical losses” and “expected losses” during 2005. The Financial Supervisory Commission also announced that Korean banks may voluntarily comply with the new loan loss provisioning guidelines commencing in 2005. Specifically, in the second half of 2005, banks that have implemented a credible internal system for evaluating “historical losses” may establish their allowance for loan losses based on such historical losses, so long as the total allowance for loan losses established exceeds the levels required under the current asset classification-based provisioning guidelines. Similarly, in the first half of 2006, banks that have implemented a credible system for evaluating “expected losses” may establish their allowance for loan losses based on such expected losses, so long as the total allowance established exceeds currently required levels. We currently intend to voluntarily comply with the new guidelines in establishing our allowance for loan losses commencing in the second half of 2005, which we expect will substantially increase our provisions for loan losses under Korean GAAP in 2005 compared to the levels that would be required under the currently applicable provisioning guidelines. Any such increase in our provisions for loan losses will have an adverse effect, and could have a material adverse effect, on our reported results of operations and financial condition under Korean GAAP and our reported capital adequacy ratio, which in turn may adversely affect the market price of our common stock and ADSs. Full compliance with the new guidelines commencing in 2006 may further increase our provisions for loan losses under Korean GAAP compared to currently mandated levels.

Government regulation of retail lending, particularly mortgage and home equity lending, has recently become more stringent, which may adversely affect our retail banking operations.

In light of concerns regarding the potential risks of excessive retail lending, particularly mortgage and home equity lending, the Korean government has in recent years adopted more stringent regulations with respect to retail lending by Korean banks. The Financial Supervisory Commission increased the minimum loan loss reserve requirements applicable to retail loans with effect from May 2002. In addition, in an effort to curtail the growth in property speculation caused by increased levels of mortgage and home equity lending, the Financial Supervisory Commission and Financial Supervisory Service adopted measures during 2002 that reduced our ability to provide certain higher-risk mortgage and home equity loans and applied new, more stringent guidelines to mortgage and home equity lending by Korean banks.

Furthermore, in October 2003, the government advised Korean banks to limit their loans to a maximum of 40% of the value of the underlying real estate collateral, in the case of mortgage and home equity lending in areas where the average real estate price had increased substantially. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Retail Household Loans.” In addition, the Korean government announced the implementation of measures to stabilize the real estate market in October 2003, which included:

•	building more residential apartments and houses;

•	enforcing more stringent supervision of property speculation; and

•	increasing the tax burden of those taxpayers who own real estate in excess of prescribed amounts.

The Korean government has also expressed a continuing commitment to stabilize the real estate market and willingness to implement additional measures, as necessary. For example, in 2004 and the first quarter of 2005, the Korean government has:

•	raised the residential property tax applicable to residential properties in cases where such property represents the third or more residential property owned by a single individual;

•	placed a ceiling on the sale price of newly constructed residential properties and, under certain circumstances, required developers to disclose the costs incurred in connection with the construction of such properties; and

•	amended the Urban and Residential Environment Improvement Act to require that at least 25% of any increased floor space resulting from the redevelopment of existing residential properties be devoted to the construction of rental residential properties.

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

Government regulation of the credit card business has increased significantly in recent years, which may hurt our credit card operations.

Due to the rapid growth of the credit card market and rising consumer debt levels in Korea in recent years, the Korean government has heightened its regulatory oversight of the credit card industry. From mid-2002 through early 2003, the Ministry of Finance and Economy and the Financial Supervisory Commission adopted a variety of amendments to existing regulations governing the credit card industry. Among other things, these amendments increased minimum required provisioning levels applicable to credit card receivables, required the reduction in volumes for certain types of credit card loans, increased minimum capital ratios and allowed the imposition of new sanctions against credit card companies that failed to meet applicable requirements. The Financial Supervisory Commission and the Financial Supervisory Service also implemented a number of changes to the rules governing the evaluation and reporting of credit card balances, as well as procedures governing which persons may receive credit cards. For more details relating to these regulations, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

The government has also increased its enforcement activities with respect to the credit card industry in recent years. In March 2002, the Financial Supervisory Commission imposed sanctions, ranging from warnings and administrative fines to partial business suspensions, on substantially all Korean credit card issuers in respect of unlawful or unfair practices discovered in the course of its industry-wide inspection. In connection with these sanctions, Kookmin Credit Card was warned against, and fined (Won)50 million for, issuing cards to non-qualified minors and, in a number of instances, for issuing cards to applicants who unlawfully used another person’s name in their credit card operations.

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

In light of the deteriorating liquidity position of a number of credit card companies in Korea, in March, September and October 2003, the Korean government announced measures intended to support the credit card industry. These included the relaxation or delay in the implementation of some of the new regulatory restrictions applicable to credit card companies, such as restrictions on cash advance fee rates and on the level of cash advance and card loan receivables as a percentage of total receivables. These relief measures, however, were temporary, and the overall effect of the Korean government’s recent regulatory initiatives has been to constrain the growth and increase the oversight of the credit card industry. For example, since October 2003, the Financial Supervisory Commission has:

•	changed its standards for reporting credit card delinquency ratios to require the inclusion of restructured loans (with the exception of restructured loans with substantially improved repayment prospects, which may be excluded) in the calculation of such ratios; and

•	assigned to each credit card company a target delinquency ratio to meet on a semi-annual basis until the end of 2006 and required each credit card company to enter into a memorandum of understanding with the Financial Supervisory Commission by the end of November 2003 with respect to each credit card company’s action plan to meet its assigned target delinquency ratio.

The Korean government may adopt further regulatory changes in the future that affect the credit card industry. Depending on their nature, such changes may adversely affect our credit card operations, by restricting its growth or scope, subjecting it to stricter requirements and potential sanctions or greater competition, constraining its profitability or otherwise. For more details regarding these enacted and proposed changes, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

The Korean government has designated additional managers to the National Housing Fund and is contemplating other changes, which may cause our fee income from managing the National Housing Fund to be reduced.

The National Housing Fund is a government fund that provides housing loans to low-income households and construction loans to fund projects to build small-sized housing. From 1981 until 2001, H&CB solely managed the operations of the National Housing Fund and received a monthly management fee. We have managed the fund since our formation as a result of the merger between the former Kookmin Bank and H&CB. In 2004, we received total management fees of (Won)161 billion.

In January 2000, the relevant law that had specified H&CB as the institution that manages the National Housing Fund was amended to provide that the Ministry of Construction and Transportation is to designate the institution that will perform this function. In November 2002, the ministry designated two other financial institutions as managers, together with us, of the National Housing Fund with a view to diversifying its management. In February 2003, the ministry changed the basis of calculating fees related to the National Housing Fund and, in April 2004, implemented reductions to fees relating to bonds issued by the National

Housing Fund. If the ministry decides to lower existing management fees or to designate additional institutions to manage the National Housing Fund, our fee income from managing it will be reduced compared to current levels, which in turn may have a further adverse effect on our results of operations.

Furthermore, in November 2003, the Ministry of Construction and Transportation strengthened existing regulations to provide for liability of managers of the National Housing Fund, where they have clear responsibility for non-performing National Housing Fund loans or where losses result due to their negligent management. As a result, we may in the future be required to reimburse the National Housing Fund for its losses, including those that relate to the deterioration of the credit quality of its loans, to the extent such losses are deemed to have resulted from our negligence in managing the fund.

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

In the past, the Korean government has also announced policies under which financial institutions in Korea may voluntarily choose to provide financial support to particular sectors, including remedial programs for troubled corporate borrowers. For example, in light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things, requesting banks and other financial institutions to agree to extend the maturity of debt securities of credit card companies that they held and to make contributions to mutual funds to enable them to purchase debt securities of credit card companies.

The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

Risks relating to Korea

Tensions with North Korea could have an adverse effect on us and the market price of our ADSs.

Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in China. A third round of talks were held in June 2004 with agreement to hold further talks in September, which were postponed and have not resumed yet. In February 2005, North Korea declared that it had developed and was in possession of nuclear weapons. It also announced its indefinite withdrawal from the six-party talks. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the market price of our common stock and ADSs.

Unfavorable financial and economic developments in Korea may have an adverse effect on us.

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. Beginning in late 1997, Korea experienced a significant financial and economic downturn that resulted in, among other things, an increase in the number and size of companies filing for corporate reorganization and protection from their creditors. As a result of these corporate failures, financial institutions in Korea, including us, experienced a sharp increase in non-performing loans and a deterioration in their capital adequacy ratios.

Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2002, 2003 and 2004 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Recent developments in the Middle East, including the war in Iraq and its aftermath, higher oil prices and the continued weakness of the economy in parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector;

•	failure of restructuring of large troubled companies, including LG Card and other troubled credit card companies and financial institutions;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•	volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including continued weakness of the U.S. dollar or a depreciation of the Chinese renminbi or Japanese yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries such as the United States, China and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea, including as a result of the increasing polarization of the positions of the ruling progressive party and the conservative opposition; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

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

Any future economic downturn in Korea or an increase in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Bank of Korea, the unemployment rate generally decreased from 4.1% in 2000 to 3.1% in 2002, but increased to 3.4% in 2003 and 3.5% in 2004. A continued increase in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Financial instability in other countries, particularly emerging market countries in Asia, could adversely impact our business and cause the price of the ADSs to go down.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia, including China. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. Furthermore, in December 2003, we invested (Won)71 billion for a 25% interest in Sorak Financial Holdings, which acquired a 57% interest in Bank Internasional Indonesia, and we may make similar investments outside Korea in the future. We cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again in Asia or in other markets in which we may invest, or that such events will not have an adverse effect on our business or the price of our common stock and ADSs.

Risks relating to our common stock and ADSs

Ownership of our common stock is restricted under Korean law.

Under Korean law, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the outstanding shares of voting stock of a nationwide bank such as us, with the exception of certain stockholders that are non-financial group companies, whose applicable limit is 4.0%. The Korean government, the Korea Deposit Insurance Corporation and bank holding companies are exempt from this limit, and investors may also exceed the 10.0% limit upon filing a report with, or approval by, the Financial Supervisory Commission. See “Item 4B. Business Overview—Supervision and Regulation—Principal

Regulations Applicable to Banks—Restrictions on Bank Ownership.” To the extent that the total number of shares of our common stock (including those represented by ADSs) that a holder and its affiliates own together exceeds that limit, that holder will not be entitled to exercise the voting rights for the excess shares, and the Financial Supervisory Commission may order that holder to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal.

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

Our common stock is listed on the Stock Market Division of the Korea Exchange and quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the ADSs will be paid to the depositary in Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts a holder of our ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that it would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

The market value of an investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

Our common stock is listed on the Stock Market Division of the Korea Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the Stock Market Division of the Korea Exchange has prescribed a fixed range in which share prices are permitted to move on a daily basis. In the past decade, the Korea Composite Stock Price Index, known as the “KOSPI,” reached a peak of 1138.75 in 1994 and subsequently fell to a low of 280.00 in 1998. On April 17, 2000, the KOSPI experienced a 93.17 point drop, which represented the single largest decrease in the history of the KOSPI. On June 27, 2005, the KOSPI closed at 991.11. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Item 4. INFORMATION ON THE COMPANY

Item 4A. History and Development of the Company

History of the Former Kookmin Bank

The former Kookmin Bank was established by the Korean government in 1963 under its original name of Citizens National Bank under the Citizens National Bank Act of Korea with majority government ownership. Under this Act, we were limited to providing banking services to the general public and to small- and medium-sized enterprises. See “Item 4B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking” for an exact definition of small- and medium-sized enterprises. In September 1994, we completed our initial public offering in Korea and listed our shares on the Stock Market Division of the Korea Exchange. In December 2003, the Korean government sold all of our common stock it held through an auction process, as a result of which we were the winning bidder. We subsequently sold all of these shares in an over-the-counter transaction in June 2005.

In January 1995, the Citizens National Bank Act of Korea was repealed and replaced by the Repeal Act of the Citizens National Bank Act. Our status was changed from a specialized bank to a nationwide commercial bank and in February 1995, we changed our name to Kookmin Bank. The Repeal Act allowed us to engage in lending to large businesses. Following the repeal, however, under our articles of incorporation at that time, only up to 20% of our total Won-currency loans outstanding was allowed to be made to large businesses. Currently, under our articles of incorporation, financial services to individuals and small- and medium-sized enterprises (including mortgage lending) are required to be equal to or more than 60% of the total amount of our loans denominated in Won.

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

In June 1999, Goldman Sachs Capital Koryo, L.P., a fund managed by The Goldman Sachs Group, Inc., acquired (through its wholly owned subsidiaries Goldman Sachs Capital Chosun, Ltd. and Goldman Sachs Capital Shilla, Ltd.) an interest in the former Kookmin Bank in return for an investment of US$500 million in new common shares and convertible bonds, consisting of (Won)360 billion of new common shares (17,768,870 common shares at (Won)20,260 per share, as adjusted for the merger ratio of 1.688346:1) and US$200 million principal amount of subordinated convertible bonds with an original conversion price of (Won)14,200 per common share. As a result of subsequent sales of our common stock (including common stock obtained upon conversion of the convertible bonds) by Goldman Sachs Capital Koryo in June 2002 and November 2003, Goldman Sachs Koryo beneficially owned 1.14% of our outstanding common stock as of December 31, 2004. See “Item 7B. Related Party Transactions.”

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

In July 1999, H&CB entered into an investment agreement with certain affiliates of the ING Groep N.V., a leading global financial services group. Through ING Insurance International B.V. and ING International Financial Holdings, ING Groep N.V. invested (Won)332 billion to acquire 9,914,777 new common shares of H&CB representing 9.99999% of H&CB’s outstanding common shares. As of December 31, 2004, ING Groep N.V. beneficially owned 4.06% of our outstanding common stock.

In December 2002, we formally extended our strategic alliance agreement with ING Bank N.V., replacing its prior investment agreement with H&CB. In August, 2003, our board approved and ratified an amended and restated strategic alliance agreement with ING Groep N.V. As a result:

•	the exclusive alliance with respect to our bancassurance business was revised to a non-exclusive, commercial relationship-based alliance;

•	ING Groep N.V. is required to maintain beneficial ownership of no less than 12,716,691 shares of our common stock, subject to adjustment for any share consolidations or share splits or, in the event of a merger with another entity, as adjusted accordingly pursuant to the merger ratio for the merger; and

•	each party agreed to maintain its level of investment in ING Life Insurance Company, Korea Ltd. (which is currently 20% owned by us and 80% owned by ING Insurance International B.V.) and KB Asset Management Co., Ltd. (which is currently 80% owned by us and 20% by ING Insurance International B.V.) until August 29, 2006.

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

On September 29, 2001, the merger proposal was approved by the stockholders of both banks at extraordinary general meetings called for that purpose. The merger became effective on November 1, 2001. This merger resulted in Kookmin Bank becoming the largest commercial bank in Korea. Our ADSs were listed on the New York Stock Exchange on November 1, 2001 and our common shares were listed on the Stock Market Division of the Korea Exchange on November 9, 2001. As of October 31, 2001, H&CB’s total assets were (Won)67,399 billion, its total deposits were (Won)51,456 billion, its total liabilities were (Won)64,537 billion and it had stockholders’ equity of (Won)2,849 billion. As required by U.S. GAAP, we recognized H&CB’s total assets and liabilities at their estimated fair values of (Won)68,347 billion and (Won)64,858 billion, respectively. These amounts reflect the recognition of (Won)544 billion of negative goodwill, which was allocated to the fixed assets, core deposit intangible assets and credit card relationship intangible assets assumed.

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

The Merger with Kookmin Credit Card

On May 30, 2003, we entered into a merger agreement with Kookmin Credit Card, previously a 75% owned and consolidated subsidiary. On July 23, 2003, our board approved the merger with Kookmin Credit Card and on September 5, 2003, the merger was approved by the shareholders of Kookmin Credit Card. On September 30, 2003, we merged with Kookmin Credit Card.

The merger was effected by the issuance of 8,120,431 shares of our common stock, and the former minority shareholders of Kookmin Credit Card received 0.442983 shares of our common stock for every one share of Kookmin Credit Card common stock that they owned and cash instead of fractional shares that they would have otherwise been entitled to receive in the merger. Immediately following the merger, former shareholders of Kookmin Credit Card common stock, other than us, owned approximately 2.4% of our outstanding common stock. The acquisition of minority interest was accounted for under the purchase method of accounting, and we stepped up the assets and liabilities acquired to their fair values at the date of acquisition. The excess of fair value of purchase consideration over the fair value of net assets acquired was recognized as goodwill.

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

Item 4B. Business Overview

Business

We are the largest commercial bank in Korea. As of December 31, 2004, we had total assets of (Won)177,536 billion and total deposits of (Won)126,220 billion. On the asset side, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. On the deposit side, we provide a full range of deposit products and related services to both individuals and enterprises of all sizes.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined network of 1,144 branches as of December 31, 2004, the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2004, we had a customer base of over 24 million retail customers, which represented approximately one-half of the Korean population. Of the population in Korea between the ages of 20 and 40, approximately two-thirds have accounts with us. As of December 31, 2004, we also had over 147,000 small- and medium-sized enterprise customers.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2004 retail loans, credit card loans and credit card receivables accounted for 67.6% of our total loan portfolio:

	As of December 31,
	2002			2003			2004
	(in billions of Won, except percentages)
Retail
Mortgage and home equity (1)	(Won)	46,195	31.7%	(Won)	52,477	36.0%	(Won)	57,965	42.0%
Other consumer (2)		28,066	19.2		28,727	19.7		25,963	18.8

Total retail		74,261	50.9		81,204	55.7		83,928	60.8
Credit card		22,643	15.5		15,322	10.5		9,421	6.8
Corporate		47,502	32.6		47,899	32.8		43,657	31.6
Capital markets activities and international banking		1,426	1.0		1,433	1.0		1,118	0.8

Total loans	(Won)	145,832	100.0%	(Won)	145,858	100.0%	(Won)	138,124	100.0%

(1)	Includes (Won)1,160 billion, (Won)1,162 billion and (Won)1,186 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2002, 2003 and 2004, respectively.
(2)	Includes (Won)9,211 billion, (Won)10,038 billion and (Won)9,062 billion of overdraft loans as of December 31, 2002, 2003 and 2004, respectively.

We provide a full range of personal lending products and retail banking services to individual customers, including mortgage loans. We are the largest private sector mortgage lender in Korea and our mortgage loan portfolio in terms of aggregate loan value accounted for a 73.7% share of the domestic commercial banking market as of December 31, 2004. We are also a manager of the National Housing Fund, a government fund that provides housing loans to low income households and loans to construction companies to build small-sized housing for low income households.

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

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly, particularly in 2001 and 2002 as the nationwide trend towards credit card use accelerated. As of December 31, 2004, we had more than 11.5 million holders of KB Card. Our credit card balances (including card loans) increased from (Won)8,321 billion as of December 31, 2000 to (Won)22,643 billion as of December 31, 2002, as a result of both the merger with H&CB and significant organic growth. However, such growth was accompanied by increasing delinquencies and a significant deterioration in asset quality, which required us to take measures in 2003 and 2004 to reduce our credit card exposure, including through substantial write-offs. As a result, our credit card balances declined to (Won)9,421 billion as of December 31, 2004. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio” and “Item 4A. History and Development of the Company—The Merger with Kookmin Credit Card.”

Our legal and commercial name is Kookmin Bank. Our registered office and principal executive offices are located at 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul, Korea 100-703. Our telephone number is 822-2073-8341.

Our agent in the United States, Kookmin Bank, New York Branch, is located at 565 Fifth Avenue, 24th Floor, New York, NY 10017. Its telephone number is (212) 697-6100.

Strategy

Our strategic focus is to be the leading bank in Korea and a world-class financial service provider. We plan to continue to develop our business on the basis of our core strengths in mortgage financing and retail banking. We believe our strong market position is an important competitive advantage, which will enable us to compete more effectively based on convenient delivery, product breadth and differentiation, and service quality while focusing on our profitability.

The key elements of our strategy are as follows:

Identifying, targeting and marketing to attractive customer segments and providing superior customer value and service to such segments

In recent years, rather than focusing on developing products and services to satisfy the overall needs of the general population, we have increasingly targeted specific market segments that we expect to generate superior growth and profitability. We will continue to implement a targeted marketing approach that seeks to identify the most attractive customer segments and to develop strategies to build market share in those segments. In particular, we intend to increase our wallet share of superior existing customers by using our advanced customer relationship management technology to better identify and meet the needs of our most creditworthy and high net worth customers, on whom we intend to concentrate our marketing efforts. We estimate that there are approximately 6 million people who fall into this category in Korea, and we aim to cross -sell our loan and other products to those customers who have an account with us.

As part of this strategy, we are also focusing on attracting and retaining creditworthy customers by offering more differentiated fee-based products and services that are tailored to meet their specific needs. The development and marketing of our products and services are, in part, driven by customer segmentation to ensure we meet the needs of each customer segment. For instance, we currently offer customized mortgage products and electronic banking promotions, and have enhanced our private banking services for high net worth individuals, including opening new branches specializing in such services. We also continue to develop more complex financial products, including trust commodities and other investment products, for which consumer demand has increased in recent years. We are also focusing on addressing the needs of our customers by providing the highest-quality products and services and developing an open-architecture strategy, which allows us to sell such products through the largest branch network in Korea. In short, we aim to offer our customers a convenient one-stop financial services destination where they can meet their traditional retail and corporate banking requirements, as well as find a broad array of fee-based products and services tailored to address more specific banking needs. We believe such differentiated, comprehensive services and cross-selling will not only enhance customer loyalty but also increase profitability.

One of our key customer-related strategies continues be creating greater value and better service for our customers. We intend to continue improving our customer service, including through:

•	Improved customer relationship management technology. Management has devoted substantial resources toward development of our customer relationship management system, which is designed to provide our employees with the needed information to continually improve the level of service and incentives offered to our preferred customers. Our system is based on an integrated customer database, which allows for better customer management and streamlines our customer reward system. We have also developed state-of-the-art call centers and online Internet capabilities to provide shorter response times to customers seeking information or to execute transactions. Our goals are to continually focus on improving customer service to satisfy our customer’s needs through continuing efforts to deliver new and improved services and to upgrade our customer relationship management system to provide the best possible service to our customers in the future.

•	Enhanced distribution channels. We also believe we can improve customer retention and usage rates by increasing the range of products and services we offer and by developing a differentiated, multi-channel distribution network, including branches, ATMs, call centers, mobile-banking and Internet banking. We believe that our leading market position gives us a competitive advantage in developing and enhancing our distribution capabilities.

Focusing on expanding an improving credit quality in our corporate lending business

We plan to focus on corporate lending as one of our core businesses through attracting top-tier corporate customers and providing customized and distinctive products and services to build our position as a leading bank in the corporate financial market. To increase our market share in providing financial services to the corporate market, we intend to:

•	promote a more balanced and strengthened portfolio with respect to our corporate business by developing our large corporate customer base and utilizing our improved credit management operations to better evaluate new large corporate and small- and medium-sized enterprise customers;

•	develop and sell more varied corporate financial products, consisting of transactional banking products which provide higher margin and less risk such as “cyber branch” products to large corporate customers and “cyber CEO” products to small- and medium-sized enterprise customers;

•	generate more fee income from large corporate customers through business-to-business transactions, foreign exchange transactions and derivative and other investment products;

•	further develop and train our core professionals with respect to this market, including through programs such as the “career development path”;

•	strengthen our marketing system based on our accumulated expertise in order to attract top-tier corporate customers; and

•	focus on enhancing our channel network in order to provide the best service by strengthening our corporate customer management.

Strengthening internal risk management capabilities

We believe that ensuring strong asset quality through effective credit risk management is critical to maintaining stable growth and profitability and risk management will continue to be one of our key focus areas. One of our highest priorities is to improve our asset quality and more effectively price our lending products to take into account inherent credit risk in our portfolio. Our goal is to maintain the soundness of our credit portfolio, profitability and capital base. To this end, we intend to continue to strengthen our internal risk management capabilities by tightening our underwriting and management policies and improving our internal compliance policies. To accomplish this objective, we have undertaken the following initiatives:

•	Strengthening underwriting procedures with advanced credit scoring techniques. We have recently centralized our credit management operations into our credit group. Our prior structure had divided such operations into four groups and ten teams. As a result of such centralization, we aim to enhance our credit management expertise and improve our system of checks-and-balances with respect to our credit portfolio. We are also improving our ability to evaluate the credit of our small- and medium-sized enterprise customers through assigning experienced credit loan officers to our regional credit offices. We have also introduced a policy requiring the same officer to evaluate, review and monitor the outstanding loans and other credits with respect to a customer, which will enhance expertise and improve efficiency and accountability of such officer, while enabling us to maintain a consistent credit policy. We have also, as a general matter, implemented enhanced credit analysis and scoring techniques, which we believe will enable us to make better-informed decisions about the credit we extend and improve our ability to respond more quickly to incipient credit problems. We are also focusing on enhancing our asset quality through improvement of our early monitoring systems and collection procedures.

•	Improving our internal compliance policy and ensuring strict application in our daily operations. We have improved our monitoring capabilities with respect to our internal compliance and providing training and educational programs to our management and employees. We have also implemented strict compliance policies to maintain the integrity of our risk management system.

Cultivating a performance-based, customer-oriented culture that emphasizes market best practices

We believe a strong and dedicated workforce is critical to our ability to offer our customers the highest quality banking services and is integral to our goal of maintaining our position as one of Korea’s leading financial service providers. In the past, we have dedicated significant resources to develop and train our core professionals, and we intend to continue to enhance the productivity of our employees, including by regularly sponsoring in-house training and educational programs. We have also been seeking to cultivate a performance-based culture to create a work environment where members of our staff are incentivized to maximize their potential and in which our employees are directly rewarded for superior performance. We intend to maintain a professional workforce whose high quality of customer service reflects our goal to achieve and maintain global best practice standards in all areas of operations.

Branch Network

As of December 31, 2004, we had 1,144 branches and sub-branches in Korea, which were the largest number of branches among Korean commercial banks. In Korea, retail transactions are generally conducted in cash, although credit card use has increased, and conventional checking accounts are not offered or used as widely as in other countries. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 41% of our branches and sub-branches are located in Seoul, and more than 24% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2004:

Area	Number of branches	Percentage
Seoul	474	41%
Six largest cities (other than Seoul)	271	24
Other	399	35

Total	1,144	100%

In addition, we have continued to implement the specialization of branch functions. Of our branch network, 136 branches handle corporate transactions exclusively and are dedicated to providing comprehensive services to our corporate customers.

In order to support our branch network, we have established an extensive network of automated banking machines, which are located in branches and in unmanned outlets known as “autobanks.” These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2004, we had 8,227 ATMs, 884 cash dispensers and 537 passbook printers.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. We believe that use of our automated banking machines has increased in recent years. In 2004, automated banking machine transactions accounted for approximately 83.7% of our deposit and withdrawal transactions for amounts less than (Won)700,000.

The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs, including those that only dispense cash:

	For the year ended December 31,
	2002		2003		2004
Number of transactions (millions)		816		828		786
Fee revenue (in billions of Won)	(Won)	81	(Won)	89	(Won)	92

Retail Banking

Due to our development as a retail bank and the know-how and expertise we have acquired from our activities in that market, retail banking has been and will continue to remain one of our core businesses. Our retail banking activities consist primarily of lending and deposit-taking.

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total lending represented by our retail loans as of the dates indicated:

	As of December 31,
	2002			2003			2004
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	(Won)	46,195	31.7%	(Won)	52,477	36.0%	(Won)	57,965	42.0%
Other consumer loans (1)		28,066	19.2		28,727	19.7		25,963	18.8

Total	(Won)	74,261	50.9%	(Won)	81,204	55.7%	(Won)	83,928	60.8%

(1)	Excludes credit card loans, but includes overdraft loans.

Our retail loans consist of:

•	Mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals; and home equity loans, which are loans made to our customers secured by their homes to ensure loan repayment. We also provide overdraft loans in connection with our home equity loans.

•	Other consumer loans, which are loans made to customers for any purpose (other than mortgage and home equity loans). These include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us.

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

Mortgage and Home Equity Lending

Our mortgage and home equity lending has substantially expanded in recent years. As of December 31, 2004, our market share of the outstanding Korean private mortgage market was 73.7% based on our internal statistics. We do not receive any fee income related to the origination of mortgage and home equity loans.

The Housing Finance Market in Korea.    The housing finance market in Korea is divided into public sector and private sector lending. In the public sector, two government entities, the National Housing Fund and the National Agricultural Cooperative Federation, are responsible for most of the mortgage lending. In the private sector, a number of financial institutions and installment finance companies, including us, provide mortgage lending. Prior to 1997, government regulations limited the types of mortgage lending products commercial banks in Korea could offer. These restrictions affected both the terms of mortgages that could be offered as well as eligibility of properties to be mortgaged and persons applying for mortgages. Government restrictions on mortgage lending were largely lifted in 1997, leading to a more competitive mortgage lending market. In 1998, the government promulgated new laws to facilitate asset securitization transactions by Korean banks. Such transactions have contributed to the growth of the mortgage lending market by increasing the amount of funding available to lenders and allowing lenders to manage their credit risk.

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

As of December 31, 2004, approximately 39.6% of our mortgage loans were secured by residential property which is the subject of the loan, 13.9% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 46.5% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended

December 31, 2004, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 57.6%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.” As a result of government initiatives, we have also tightened our mortgage loan guidelines.

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

As of December 31, 2004, our current three-month, six-month and twelve-month base rates were approximately 5.12%, 5.17% and 5.12%, respectively.

As of December 31, 2004, approximately (Won)57,494 billion, or 99.2%, of our outstanding mortgage and home equity loans were priced based on a floating rate and (Won)471 billion, or 0.8%, were priced based on a fixed rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2004, approximately (Won)13,772 billion, or 53.0% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and typically have a maturity between one and three years. The amount of overdraft loans have been increasing over the past several years and, as of December 31, 2004, was approximately (Won)9,062 billion.

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

As of December 31, 2004, approximately 99.0% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches and the merger, together with our long history of development and our resulting know-how and expertise, as of December 31, 2004, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was (Won)92,126 billion, (Won)99,172 billion and (Won)94,024 billion as of December 31, 2002, 2003 and 2004, respectively, which constituted 75.3%, 75.4% and 74.5%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time or savings deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted approximately 2.8% of our total deposits as of December 31, 2004 and paid average interest of 0.16% for 2004.

•	Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the Korea Composite Stock Prices Index (known as “KOSPI”), or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically range from one month to five years, and the term for installment savings deposits range from six months to ten years. Retail and corporate time deposits constituted approximately 53.7% of our total deposits as of December 31, 2004 and paid average interest of 3.98% for 2004. Most installment savings deposits offer fixed interest rates.

•	Savings deposits, which allow depositors to deposit and withdraw money at any time and accrue interest at an adjustable interest rate, which is currently below 0.30%. Retail and corporate savings deposits constituted approximately 29.1% of our total deposits as of December 31, 2004 and paid average interest of 0.79% for 2004.

•	Certificates of deposit, the maturities of which range from 30 days to 365 days with a required minimum deposit of (Won)5 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificate of deposit.

•	Foreign currency deposits, which accrue interest at an adjustable rate and are available to Korean residents, non-residents and overseas immigrants. We offer foreign currency time deposits and checking and passbook accounts in nine currencies.

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

We have a “priority customer” program called KB Star Club that categorizes our customers by their average deposit balance for the most recent three-month period, the amount of their transactions with us and their program points based on such balances and transactions. A customer may receive preferential treatment in various areas, including interest rates and transaction fees, depending upon how the customer is classified. As of December 31, 2004, we had over 2.8 million KB Star Club customers, representing about 11% of our total retail customer base of over 24 million retail customers. In 2004, on an average balance basis, our KB Star Club customers held approximately 78% of our total retail customer deposits, and revenues from our KB Star Club customers accounted for approximately 53% of our revenues derived from our retail customers.

In the second quarter of 2002, after significant research and planning, we launched private banking operations at our headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2004, we had established 16 centers and plan to increase the number of private banking centers as necessary. We believe that by offering high quality personal wealth management services to these customers we can increase our share of the priority customer market, which will increase our profitability and our position in the retail banking market.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 5%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a premium rate of 0.2% of our average deposits and we paid (Won)232 billion for 2004.

Credit Cards

Credit cards are another of our core retail products. As a result of the merger with H&CB, for a period of time we issued and operated two brands of credit cards, Kookmin Card and BC Card. Following our merger with our subsidiary, Kookmin Credit Card, in September 2003, we adopted a strategy of trying to unify the two brands. Accordingly, commencing in September 2004, we have been issuing all of our credit cards (including replacement cards) under the “KB Card” brand.

The following table sets forth certain data relating to our credit card operations. All financial figures appearing below have been prepared in accordance with Korean GAAP, which differs significantly from U.S. GAAP. See “Item 5B. Liquidity and Capital Resources—Reconciliation with Korean GAAP.”

	As of and for the year ended December 31,
	2002				2003				2004
	(in billions of Won, except number of holders, accounts and percentages)

	Kookmin Card		BC Card		Kookmin Card		BC Card		KB Card (1)
Number of credit cardholders (at year end) (thousands)
General accounts		12,614		4,748		10,991		3,899		11,362
Corporate accounts		154		58		148		53		182

Total		12,768		4,806		11,139		3,952		11,544

Number of merchants (at year end) (thousands)		1,569		312		1,528		310		1,492
Active ratio (at year end) (2)		72%		61%		53.6%		50.1%		54.9%
Credit card fees
Merchant fees (3)	(Won)	745	(Won)	236	(Won)	690	(Won)	203	(Won)	788
Installment and cash advance fees		1,106		555		543		508		919
Annual membership fees		39		12		38		14		45
Other fees		158		237		669		223		885

Total	(Won)	2,048	(Won)	1,040	(Won)	1,940	(Won)	948	(Won)	2,637

Charge volume (4)
General purchase	(Won)	18,708	(Won)	4,329	(Won)	21,481	(Won)	4,664	(Won)	25,373
Installment purchase		11,026		4,362		7,574		3,223		7,520
Cash advance		57,166		18,198		41,155		13,204		33,456
Card loan (5)		5,108		8,784		956		5,078		2,999

Total	(Won)	92,008	(Won)	35,673	(Won)	71,166	(Won)	26,169	(Won)	69,348

Outstanding balance (at year end) (6)
General purchase	(Won)	1,199	(Won)	591	(Won)	1,117	(Won)	491	(Won)	2,320
Installment purchase		2,932		1,747		1,459		959		1,344
Cash advance		2,370		2,184		1,638		1,428		2,605
Card loan (5)		2,739		1,227		2,178		979		1,375

Total (7)	(Won)	9,240	(Won)	5,749	(Won)	6,392	(Won)	3,857	(Won)	7,644

Average outstanding balances (6)
General purchase	(Won)	1,567	(Won)	582	(Won)	1,212	(Won)	625	(Won)	1,637
Installment purchase		3,381		1,599		2,110		1,358		1,835
Cash advance		3,910		2,389		1,669		1,949		2,787
Card loan (5)		2,749		1,150		2,929		1,174		2,247
Delinquency ratios (at year end) (8)
Less than 1 month		3.08%		2.91%		2.23%		2.70%		1.48%
From 1 month to 3 months		2.85		5.01		4.82		5.04		3.32
From 3 months to 6 months		2.19		2.85		6.48		2.27		0.29
Over 6 months		0.01		0.56		0.02		0.05		0.11

Total		8.13%		11.33%		13.55%		10.06%		5.20%

Non-performing loan ratio
Reported		4.70%		5.08%		15.86%		9.58%		4.55%
Managed		3.88%		5.08%		11.24%		9.58%		3.91%
Write-offs (gross)	(Won)	1,017	(Won)	671	(Won)	3,453	(Won)	1,742	(Won)	3,261
Recoveries (9)		112		45		72		79		131

Net write-offs	(Won)	905	(Won)	626	(Won)	3,381	(Won)	1,663	(Won)	3,130

Gross write-off ratio (10)		8.76%		11.73%		43.60%		34.12%		38.33%
Net write-off ratio (11)		7.80%		10.94%		42.69%		32.57%		36.79%
Asset sales		248		—		—		—		—
Asset securitization (12)	(Won)	7,463		—	(Won)	5,075		—	(Won)	1,790

(1)	Includes data for credit cards issued under the Kookmin Card and BC Card brands prior to September 2004.

(2)	For 2002, the active ratio represents the ratio of the number of cards used at least once within the last 12 months to the total number of cards issued as of year end. In 2003 and 2004, the active ratio for KB Card and Kookmin Card represents the ratio of accounts used at least once within the last six months to total accounts as of year end, while the active ratio for BC Card represents the ratio of cards outstanding at year end that have been issued for at least six months and that have been used at least once within the last six months of the year.
(3)	Merchant fees consist of merchant membership and maintenance fees, costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, bad debt expenses, general variable expenses and other fixed costs that are charged to our member merchants. We charge our member merchants fees that range from 1.0% to 4.5%.
(4)	Represents the aggregate cumulative amount charged during the year.
(5)	Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.
(6)	Excludes credit card balances transferred to special purpose entities in connection with asset securitization transactions, which transfers are recognized as sales under Korean GAAP but not under U.S. GAAP.
(7)	Total outstanding balances pursuant to U.S. GAAP for Kookmin Card and BC Card, respectively, were (Won)16,948 billion and (Won)5,695 billion as of December 31, 2002 and (Won)11,467 billion and (Won)3,855 billion as of December 31, 2003. The total outstanding balance pursuant to U.S. GAAP for all of our credit cards was (Won)9,421 billion as of December 31, 2004.
(8)	Represents the ratio of delinquencies to outstanding balance. In line with industry practice, we have restructured a large portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans and have also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We discontinued the practice of providing substituted cash advances from January 2004. As of December 31, 2004, these restructured loans amounted to (Won)640 billion. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.
(9)	Does not include proceeds that we received from sales of our non-performing loans that were written off. In 2003 and 2004, such proceeds amounted to (Won)201 billion and (Won)219 billion, respectively. In 2002, we had no such proceeds.
(10)	Represents the ratio of gross write-offs for the year to average outstanding balance for the year. Under Korean GAAP, our charge-off policy is generally to write off balances which are 180 days past due, except for those balance with a reasonable probability of recovery. In 2003 and 2004, our write-off ratio under Korean GAAP increased considerably due to significant repurchases and subsequent write-offs of credit card receivables underlying asset-backed securities that were issued in late 2002.
(11)	Represents the ratio of net write-offs for the year to average outstanding balances for the year. Under Korean GAAP, our charge-off policy is generally to write off balances which are 180 days past due, except for those balance with a reasonable probability of recovery. In 2003 and 2004, our write-off ratio under Korean GAAP increased considerably due to significant repurchases and subsequent write-offs of credit card receivables underlying asset-backed securities that were issued in late 2002.
(12)	Comprises credit card balances that were transferred in asset securitization transactions. Under U.S. GAAP, these transfers are not recognized as sales and are recorded as secured borrowings.

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

In contrast to the system in the United States and many other countries, where most credit cards are revolving cards that allow outstanding amounts to be rolled over from month to month so long as a required minimum percentage is repaid, credit cardholders in Korea are generally required to pay for their purchases within approximately 20 to 60 days of purchase depending on their payment cycle. However, we also offer revolving cards to individuals that allow outstanding amounts to be rolled over to subsequent payment periods. Delinquent accounts (defined as amounts overdue for one day or more) are charged penalty interest and closely monitored. For installment purchases, we charge interest on unpaid installments at rates that vary according to the terms of repayments. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio.”

We believe that by establishing a unified credit card business through our merger with Kookmin Credit Card and our adoption of the new KB Card brand, we have further enhanced this business by strengthening our risk management and maximizing our operational efficiency. In addition, we believe that our extensive branch network, name recognition and overall size will enable us to cross-sell products such as credit cards to our existing and new customers.

To promote our credit card business, we offer services targeted to various financial profiles and customer requirements and are concentrating on:

•	strengthening cross-sales to existing customers and offering integrated financial services;

•	offering cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prizes and cash;

•	offering gold cards, platinum cards and other preferential members’ cards, which have a higher credit limit and provide additional services in return for a higher fee;

•	acquiring new customers through strategic alliances and cross-marketing with wholesalers and retailers;

•	encouraging increased use of credit cards by existing customers through special offers for frequent users;

•	introducing new features, such as revolving credit cards, travel services and insurance;

•	developing fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet; and

•	issuing smart cards and preparing for a cardless business environment in which customers can use credit cards to make purchases by phone or over the Internet.

As of December 31, 2004, we had more than 11.5 million cardholders. Of the credit cards outstanding, approximately 54.9% were active, meaning that they had been used at least once during the previous six months. For 2004, our market share with respect to charge volume was 21.5% according to the Financial Supervisory Service.

Our revenues consist principally of cash advance fees, merchant fees, interest income from credit card loans, cardholders’ purchase fees, including interest on late and deferred payments, and annual fees paid by cardholders. Cardholders are generally required to pay for their purchases within 29 to 47 days after the date of purchase, depending on their payment cycle. Except in the case of installment purchases, accounts, which remain unpaid after this period, are deemed to be delinquent.

We generate other fees through a processing charge on merchants, with the average charge equaling approximately 2.40%.

Under non-exclusive license agreements with MasterCard International Incorporated and Visa International Service Association, we also issue MasterCard and Visa credit cards.

We launched our debit card business in February 1996 in response to changing customer needs. We charge merchants an average commission of 1.5% of the amounts purchased using a debit card.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2002, 2003 and 2004, we had 155,726, 156,960 and 147,462 small- and medium-sized enterprise borrowers and 974, 632 and 629 large corporate borrowers, respectively. For 2002, 2003 and 2004, we received fee revenue from “firm banking” services offered to corporate customers, which include inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of (Won)56.3 billion, (Won)62.8 billion and (Won)65.3 billion, respectively. Of our branch network as of December 31, 2004, we had 136 branches dedicated exclusively to corporate banking.

The following table sets forth the balances and the percentage of our total lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers under Korean GAAP:

	As of December 31,
	2002			2003			2004
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	(Won)	38,871	26.7%	(Won)	41,540	28.5%	(Won)	38,240	27.7%
Large corporate loans		8,631	5.9		6,359	4.3		5,417	3.9

Total	(Won)	47,502	32.6%	(Won)	47,899	32.8%	(Won)	43,657	31.6%

On the deposit-taking side, we currently offer our corporate customers several types of corporate deposits. Our corporate deposit products can be divided into two general categories: (1) demand deposits that have no restrictions on deposits or withdrawals, but which offer a relatively low interest rate; and (2) deposits from which withdrawals are restricted for a period of time, but offer higher interest rates. We also offer installment savings deposits, certificates of deposit and repurchase instruments. We offer varying interest rates on deposit products depending upon the rate of return on our income-earning assets, average funding costs and interest rates offered by other nationwide commercial banks.

The total amount of deposits from our corporate customers amounted to (Won)30,440 billion as of December 31, 2004, or 24.1% of our total deposits.

Small- and Medium-sized Enterprise Banking

Our small- and medium-sized enterprise banking business has traditionally been and will remain one of our core businesses because of both our historical development and our accumulated expertise. In recent years, we have largely focused our corporate banking activities on the small- and medium-sized enterprise market in Korea. We believe that we possess the necessary elements to succeed in the small- and medium-sized enterprise market, including our extensive branch network, our credit rating system for credit approval, our marketing capabilities (which we believe have provided us with significant brand loyalty) and our ability to take advantage of economies of scale.

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

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2004, working capital loans and facilities loans accounted for 83.7% and 16.3%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2004, we had over 147,000 small- and medium-sized enterprise customers.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or be unsecured. As of December 31, 2004, secured loans and guaranteed loans accounted for, in the aggregate, 83.7% of our small- and medium-sized enterprise loans. Among the secured loans, approximately 67.0% were secured by real estate and 33.0% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of 10 years.

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

A substantial number of our small- and medium-sized enterprise customers are SOHOs, which represent sole proprietorships, individual business interests and very small corporations. We generally diversify SOHOs into two groups. The first group are those who do not typically maintain financial statements. We generally lend to this group on a secured basis. For these SOHOs we apply a strict credit risk evaluation model, which uses not only quantitative analysis related to a customer’s accounts and due amounts but also requires our credit officers to perform a qualitative analysis of each potential SOHO customer. The second group are those who maintain a double-entry book keeping system. We usually lend to this group on an unsecured basis. We evaluate the risk of this segment through the corporate credit risk system, which takes into account both financial and non-financial criteria.

Pricing

We establish the price for our corporate loan products (other than collective housing loans) based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system.

Our Market Opportunity Rate system is a periodic floating rate system which takes into account the current market interest rate and an activity-based cost, and a spread calculated to achieve a target “return on asset” ratio set for the year. As of December 31, 2004, the Market Opportunity Rate was 3.41% for three months, 3.36% for six months and 3.41% for one year, respectively.

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

Large Corporate Banking

Large corporate customers include all companies that are neither small- and medium-sized enterprise customers nor government corporations. Due to our history of development and limitations in our articles of incorporation, large corporate banking was not a core business of the former Kookmin Bank or of H&CB prior to the merger. Our articles of incorporation provide that financial services to large corporate customers must be no more than 40% of the total amount of our Won-denominated loans. Our business focus with respect to large corporate banking has shifted from a concentration on risk management to selective expansion, within the constraints of our articles of incorporation. Specifically, we are carrying out various initiatives to improve our customer relationship with large corporate customers and plan to expand our service offerings to this segment.

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2004, working capital loans and facilities loans accounted for 90.2% and 9.8% of our total large corporate loans. We also offer collective housing loans, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities,” to large corporate clients.

As of December 31, 2004, secured loans and guaranteed loans accounted for, in the aggregate, 39.0% of our large corporate loans. Among the secured loans, approximately 52.8% were secured by real estate and approximately 47.2% were secured by deposits or securities. Working capital loans generally have a maturity of one year but are extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of 10 years.

We evaluate creditworthiness and collateral for our large corporate loans in essentially the same way as we do for small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Lending Activities” above.

As of December 31, 2004, in terms of our outstanding loan balance, 34.2% of our large corporate loans was extended to borrowers in the manufacturing industry, 7.8% was extended to borrowers in the construction industry, and 23.0% was extended to borrowers in the financial and insurance industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2004, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2002, 2003 and 2004, our investment portfolio, which consists primarily of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)29,898 billion, (Won)25,167 billion and (Won)26,790 billion and represented 16.2%, 13.7% and 15.1% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2002, 2003 and 2004, we held debt securities with a total book value of (Won)21,941 billion, (Won)23,628 billion and (Won)25,512 billion, respectively, of which:

•	held-to-maturity debt securities accounted for (Won)11,134 billion, (Won)6,137 billion and (Won)6,168 billion or 50.7%, 26.0% and 24.2%, respectively;

•	available-for-sale debt securities accounted for (Won)9,030 billion, (Won)14,925 billion and (Won)15,898 billion or 41.2%, 63.1% and 62.3%, respectively; and

•	trading debt securities accounted for (Won)1,777 billion, (Won)2,565 billion and (Won)3,446 billion or 8.1%, 10.9% and 13.5%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2002, 2003 and 2004 amounted to:

•	(Won)8,735 billion, (Won)5,228 billion and (Won)4,748 billion, or 78.5%, 85.2% and 77.0%, respectively, of our held-to-maturity debt securities;

•	(Won)4,096 billion, (Won)4,996 billion and (Won)3,735 billion, or 45.4%, 33.5% and 23.5%, respectively, of our available-for-sale debt securities; and

•	(Won)840 billion, (Won)1,419 billion and (Won)916 billion, or 47.3%, 55.3% and 26.6%, respectively, of our trading debt securities.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the Stock Market Division of the Korea Exchange or KOSDAQ Market Division of the Korea Exchange. As of December 31, 2002, 2003 and 2004:

•	equity securities in our available-for-sale portfolio had a book value of (Won)3,452 billion, (Won)764 billion and (Won)252 billion, or 27.7%, 4.9% and 1.6% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a book value of (Won)3,898 billion, (Won)175 billion and (Won)249 billion, or 68.7%, 6.4% and 6.7% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes foreign exchange spot contracts and derivative instruments. See “—Derivatives Trading.” Our investment portfolio also includes venture capital activities, non-marketable or restricted equity securities, investments under the equity method and investments held by our asset management subsidiary. As of December 31, 2002, 2003 and 2004, these investments had an aggregate book value of (Won)607 billion, (Won)601 billion and (Won)777 billion, respectively.

The following table shows, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity securities within our investment securities portfolio, and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2002
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	4,022	(Won)	82	(Won)	8	(Won)	4,096
Corporate (1)		2,041		54		27		2,068
Financial institutions (2)		2,622		33		6		2,649
Foreign governments		17		3		—		20
Asset-backed securities		155		42		—		197
Subtotal		8,857		214		41		9,030

Marketable equity securities		3,360		97		5		3,452

Total available-for-sale securities	(Won)	12,217	(Won)	311	(Won)	46	(Won)	12,482

Held-to-maturity securities:
Korean Treasury securities and government agencies	(Won)	8,735	(Won)	294	(Won)	—	(Won)	9,029
Corporate (3)		313		30		2		341
Financial institutions (4)		933		9		—		942
Foreign governments		49		1		1		49
Asset-backed securities		1,104		15		—		1,119

Total held-to-maturity securities	(Won)	11,134	(Won)	349	(Won)	3	(Won)	11,480

	As of December 31, 2003
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	5,024	(Won)	11	(Won)	39	(Won)	4,996
Corporate (1)		1,845		95		10		1,930
Financial institutions (2)		7,900		21		21		7,900
Foreign governments		30		9		—		39
Asset-backed securities		59		1		—		60
Subtotal		14,858		137		70		14,925

Marketable equity securities		734		30		—		764

Total available-for-sale securities	(Won)	15,592	(Won)	167	(Won)	70	(Won)	15,689

Held-to-maturity securities:
Korean Treasury securities and government agencies	(Won)	5,228	(Won)	157	(Won)	8	(Won)	5,377
Corporate (3)		132		10		—		142
Financial institutions (4)		297		5		—		302
Foreign governments		—		—		—		—
Asset-backed securities		480		2		1		481

Total held-to-maturity securities	(Won)	6,137	(Won)	174	(Won)	9	(Won)	6,302

	As of December 31, 2004
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	3,689	(Won)	48	(Won)	1	(Won)	3,736
Corporate (1)		801		22		5		818
Financial institutions (2)		11,103		38		6		11,135
Foreign governments		37		5		—		42
Asset-backed securities		166		1		—		167
Subtotal		15,796		114		12		15,898

Marketable equity securities		225		27		—		252

Total available-for-sale securities	(Won)	16,021	(Won)	141	(Won)	12	(Won)	16,150

Held-to-maturity securities:
Korean Treasury securities and government agencies	(Won)	4,748	(Won)	206	(Won)	—	(Won)	4,954
Corporate (3)		65		1		—		66
Financial institutions (4)		1,242		5		—		1,247
Foreign governments		—		—		—		—
Asset-backed securities		113		2		—		115

Total held-to-maturity securities	(Won)	6,168	(Won)	214	(Won)	—	(Won)	6,382

(1)	Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)183 billion as of December 31, 2002, (Won)77 billion as of December 31, 2003 and (Won)16 billion as of December 31, 2004.
(2)	Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of (Won)2,217 billion as of December 31, 2002, (Won)7,390 billion as of December 31, 2003 and (Won)10,206 billion as of December 31, 2004. These financial institutions are controlled by the Korean government.
(3)	Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)88 billion as of December 31, 2002, (Won)36 billion as of December 31, 2003 and (Won)30 billion as of December 31, 2004.
(4)	Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of (Won)876 billion as of December 31, 2002, (Won)265 billion as of December 31, 2003 and (Won)1,144 billion as of December 31, 2004. These financial institutions are controlled by the Korean government.

Derivatives Trading

Until the full-scale launch of our derivative operations in mid-1999, we had been engaged in limited volumes of derivatives trading, mostly on behalf of our customers. Since then, our trading volume significantly increased from (Won)60,848 billion in 2002, to (Won)99,238 billion in 2003 and to (Won)136,579 billion in 2004. Our net trading revenue from derivatives and foreign exchange spot contracts for the year ended December 31, 2002, 2003 and 2004 was (Won)189 billion, (Won)100 billion and (Won)298 billion, respectively.

We provide and trade a range of derivatives products, including:

•	Won interest rate swaps, relating to Won interest rate risks;

•	cross-currency swaps, relating to foreign exchange risks, largely for Won against U.S. dollars;

•	foreign exchange forwards, swaps and options, relating to foreign exchange risks; and

•	equity options on the KOSPI index.

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

Our derivative operations focus on addressing the needs of our corporate clients to hedge their risk exposure and to hedge our risk exposure that results from such client contracts. We also engage in derivative trading activities to hedge the interest rate and foreign currency risk exposure that arise from our own assets and liabilities. A substantial portion of these hedge-purposed derivative contracts, however, do not qualify for hedge accounting under U.S. GAAP and are consequently treated as trading derivatives. In addition, we engage in proprietary trading of derivatives within our regulated open position limits. We engage in equity option transactions on a fully-hedged, back-to-back basis.

The following shows the estimated fair value of our derivatives and foreign exchange spot contracts as of December 31, 2002, 2003 and 2004:

	As of December 31,
	2002				2003				2004
	Estimated fair value assets		Estimated fair value liabilities		Estimated fair value assets		Estimated fair value liabilities		Estimated fair value assets		Estimated fair value liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	5	(Won)	4	(Won)	2	(Won)	2	(Won)	8	(Won)	5
Foreign exchange derivatives		512		353		411		315		1,998		1,846
Interest rate derivatives		150		247		149		245		323		372
Equity derivatives		26		21		214		200		72		74

Total	(Won)	693	(Won)	625	(Won)	776	(Won)	762	(Won)	2,401	(Won)	2,297

The following table shows the unrealized gains and losses of derivatives held or issued for hedging purposes that qualified for hedge accounting under U.S. GAAP, as of December 31, 2002, 2003 and 2004:

	As of December 31,
	2002				2003				2004
	Unrealized gains		Unrealized losses		Unrealized gains		Unrealized losses		Unrealized gains		Unrealized losses
	(in billions of Won)
Interest rate derivatives	(Won)	9	(Won)	9	(Won)	3	(Won)	3	(Won)	10	(Won)	10

Total	(Won)	9	(Won)	9	(Won)	3	(Won)	3	(Won)	10	(Won)	10

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products to reinforce our position as a leading bank with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of (Won)9,214 billion in 2004, (Won)10,886 billion in 2003 and (Won)13,104 billion in 2002. Most of these securities were sold to institutional investors through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Won or foreign currencies, in amounts exceeding (Won)100 million, with maturities of 30 days or less. Typically, call loans have maturities of one day. As of December 31, 2004, we had made call loans of (Won)2,993 billion and borrowed call money of (Won)652 billion, compared to (Won)2,459 billion and (Won)225 billion, respectively, as of December 31, 2003.

Investment Banking

We have focused on selectively expanding our investment banking activities in order to increase our fee income and diversify our revenue base. The main focus of our investment banking operations is project finance and financial advisory services. Our principal investment banking services include:

•	project finance and financial advisory services for social overhead capital projects such as highway, port, power, water and sewage projects;

•	financing and financial advisory services for real estate development projects; and

•	structured finance and venture financing.

In 2004, under Korean GAAP, we generated investment banking revenue of (Won)124 billion, consisting of (Won)99 billion of interest income and (Won)25 billion of fee income, from 74 financing arrangements and 12 advisory projects.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2002	2003	2004
	(in millions of US$)
Total foreign currency assets	$6,035	$5,439	$5,465
Foreign currency borrowings
Long-term borrowings	1,664	1,671	1,485
Short-term borrowings	1,316	1,324	730

Total borrowings	$2,980	$2,995	$2,215

The table below sets forth our overseas subsidiaries and branches currently in operation as of December 31, 2004:

Business Unit (1)	Location
Subsidiaries
Kookmin Bank Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
Branches
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

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

Trustee and Custodian Services Relating to Securities Investment Trusts and other Functions

We act as a trustee for 31 securities investment trust management companies, which are entities established to invest in securities using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian, settlement and clearing agent and fund administrator for 55 financial institutions with respect to various securities investments. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2004, our fee income from our trustee and custodian services was (Won)20 billion. Approximately 26% of the securities investment trusts for which we provide trustee services are currently managed by KB Asset Management, which is a subsidiary owned 80% by us and 20% by ING Insurance International N.V.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for money trusts, which are trusts the assets of which we generally have broad discretion in investing. We receive fees for our trust account management services consisting of (1) basic fees that are based upon a percentage of the net asset value of the assets under management and (2) performance fees that are based upon the performance of the trust account operation. In 2004, our basic fees ranged from 0.4% to 2.0% of total assets under management depending on the type of trust account product. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 22 types of money trusts. The money trusts we manage are generally trusts with a fixed life. Approximately half of our money trusts also make periodic distributions of dividend.

Under Korean law, the assets of our trust accounts are segregated from our banking account assets and are not available to satisfy the claims of any of our potential creditors. We are, however, permitted to deposit surplus funds generated by trust assets into our banking accounts.

As of December 31, 2004, the total balance of our money trusts (under Korean GAAP) was (Won)7,029 billion. Except for specified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers, typically corporations, which direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we historically have not consolidated money trust accounts in our financial statements or recognized the acquisition of such accounts in accordance with the purchase method of accounting due to the fact that these are not our assets but customer assets. As more fully discussed in Note 11 to our financial statements, however, beginning in 2004, we began consolidating money trusts for which we guaranteed the principal amount invested and those for which we guaranteed both the principal and a fixed rate of interest (as described below) under U.S. GAAP, as well as under Korean GAAP.

	As of December 31,
	2002		2003		2004
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	1	(Won)	0.4	(Won)	0.3
Principal guaranteed trusts		3,696		3,261		3,162
Performance trusts		11,659		7,017		3,867

Total	(Won)	15,356	(Won)	10,278	(Won)	7,029

The balance of our money trusts decreased 54.2% between December 31, 2002 and December 31, 2004.

As of December 31, 2004, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2004, under Korean GAAP, our trust accounts had invested in securities in the aggregate amount of (Won)6,546 billion, of which (Won)6,120 billion was debt securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2004, under Korean GAAP, our trust accounts had made loans in the principal amount of (Won)328 billion (excluding loans from the trust accounts to our banking accounts of (Won)362 billion), which accounted for approximately 4.9% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2004, 99.5% of the amount of loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust companies. On a Korean GAAP basis, as of December 31, 2004, equity securities in our money trust accounts amounted to (Won)426 billion, which accounted for approximately 5.7% of our total money trust assets. Of this amount, (Won)362 billion was from specified money trusts and (Won)64 billion was from money trusts over which we have investment discretion.

For some of the money trusts we manage, we have guaranteed the principal amount of an investor’s investment as well as a fixed rate of interest. As a result of changes in the Financial Supervisory Commission regulations on January 1, 1999, we can no longer offer new money trusts where we guarantee both the principal amount and a fixed rate of interest. On a Korean GAAP basis, as of December 31, 2004, the balance of the money trusts for which we guaranteed both the principal amount invested and a fixed rate of interest was (Won)0.3 billion, all which has matured as of the date of this annual report.

We currently continue to offer pension-type money trusts that provide a guarantee of the principal amount of an investor’s investment. On a Korean GAAP basis, as of December 31, 2004, the balance of the money trusts for which we guaranteed only the principal was (Won)3,162 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. In 2002, 2003 and 2004 we made no payments from our banking accounts to cover shortfalls in our guaranteed return trusts. On a Korean GAAP basis, we derived net trust fees with regard to trust account management services (including those fees related to property trust management services) of (Won)301 billion in 2002, (Won)232 billion in 2003 and (Won)102 billion in 2004.

The Indirect Investment Asset Management Business Act, which applies to unspecified money trust account products, took effect in January 2004. Under that law, a bank is not permitted to offer unspecified money trust products after July 2004 (except under certain limited circumstances) and is required to qualify as an asset management company by such date in order to manage any newly offered unspecified money trust products. See “—Principal Regulations Applicable to Banks—Trust Business.” Because we did not qualify as an asset management company under the Indirect Investment Asset Management Business Act, since July 2004, we have continued to directly manage only trust products sold before July 2004 and have concentrated on product marketing. Trust products sold after July 2004 are managed by KB Asset Management. We believe that we can leverage our extensive sales network in connection with KB Asset Management’s unspecified money trust operations.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include movable property such as aircraft, automobiles and maritime vessels. Under these arrangements, we render escrow or custodial services for the property in question and collect fee income in return.

In 2004, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust account product. As of December 31, 2004, the aggregate balance of our property trusts decreased to (Won)12,534 billion, compared to (Won)21,454 billion in 2003.

The property trusts are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

We offer securities investment trust products to customers and manage the funds invested by them in investment trusts, through our subsidiary, KB Asset Management, which is 80% owned by us and 20% owned by ING Insurance International N.V. As of December 31, 2004, we had (Won)29,670 billion of investment trust assets under management.

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

In return for managing the operations of the National Housing Fund we receive a monthly fee, calculated based on activity levels for the relevant month. In 2004, we received total fees of (Won)161 billion for managing the National Housing Fund, which accounted for 7.4% of our total fee and commission revenue during 2004, compared to (Won)175 billion in 2003.

The financial accounting for the National Housing Fund is entirely separate from our financial accounting, and the non-performing loans and loan losses of the National Housing Fund, in general, do not impact our financial condition. Regulations and guidelines for managing the National Housing Fund are issued by the Minister of Construction and Transportation pursuant to the Housing Act.

In November 2002, the Ministry of Construction and Transportation designated two other financial institutions to, together with us, manage the Fund with a view to diversifying its management. The appointment of the two other financial institutions to manage the National Housing Fund is for three years and is subject to renewal. In February 2003, the Ministry of Construction and Transportation changed the basis of calculating fees related to the National Housing Fund and, in April 2004, implemented reductions to fees relating to bonds issued by the National Housing Fund. In November 2003, the Ministry of Construction and Transportation strengthened existing regulations to provide for liability of managers of the National Housing Fund, where they had clear responsibility for non-performing National Housing Fund loans or where losses resulted to the National Housing Fund due to negligent management.

Bancassurance

The Korean government’s liberalization of the bancassurance market in Korea has allowed us to offer third-party insurance products since September 2003. We currently market a wide range of bancassurance products and expect that we will be able to develop an important new source of fee-based revenues by expanding our offering of these products in the future.

In December 2002, we entered into a strategic alliance agreement with ING Bank N.V., ING Insurance International N.V. and ING Life Insurance Company, Korea, Ltd., pursuant to which ING Life Insurance Company, Korea, Ltd. would be the exclusive provider of life insurance products for our bancassurance business so long as ING Groep N.V. and its affiliates maintain a minimum shareholding in us as defined in the strategic alliance agreement. This was in anticipation of the revision by the Korean government of relevant regulations to liberalize the bancassurance market and allow non-insurance distribution channels, such as banks and other financial institutions, to offer banking and insurance products beginning in August 2003. The Korean government, however, subsequently announced that banks and other financial institutions may not enter into an exclusive relationship with a single insurance company for the provision of life insurance products. In August 2003, we amended and restated the strategic alliance agreement to a non-exclusive, commercial relationship-based alliance. See “Item 4A. History and Development of the Company—History of H&CB,” “Item 7B. Related Party Transactions” and “Item 10C. Material Contracts.”

Currently, our bancassurance business has alliances with seven life insurance companies and four non-life insurance companies and offers 32 different products through our branch network. These products are composed of 17 types of life insurance policies such as pension insurances and savings insurances, and 15 types of non-life insurance products. In 2004, our commission income from our bancassurance business amounted to (Won)117 billion.

In April 2004, we entered into an agreement with the Korea Deposit Insurance Corporation to purchase the assets and liabilities of Hanil Life Insurance for (Won)2.5 billion, in order to expand our bancassurance business. In connection with our acquisition, which was completed in June 2004, we also established a new wholly-owned insurance subsidiary, KB Life Co., Ltd., to which we contributed the acquired assets and liabilities. Through KB Life, we intend to develop more specialized bancassurance products, tailored to the needs and preferences of specific customer profiles. In January 2005, we entered into a joint venture agreement with ING Groep Insurance International B.V., which acquired a 49% interest in KB Life from us.

Other Distribution Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions and the fee revenue of the other services provided to our retail and corporate customers, which are discussed below:

	For the year ended December 31,
	2002		2003		2004
Phone banking:
Number of users (1)		1,696,587		1,577,488		1,573,505
Number of transaction (thousands)		338,616		252,297		285,892
Fee revenue (in millions of Won)	(Won)	11,817	(Won)	14,503	(Won)	18,021
Internet banking:
Number of users (2)		2,733,802		3,602,146		3,223,671
Number of transactions (thousands)		271,419		388,298		566,192
Fee revenue (in millions of Won)	(Won)	7,010	(Won)	11,743	(Won)	19,296

(1)	Users are defined as persons who had recorded a transaction within the past six months (excluding overlapping and inactive customers).
(2)	Users are defined as persons who had recorded a transaction within the past 12 months (excluding overlapping and inactive customers).

Phone Banking

We launched our telephone banking services in November 1991, allowing customers to conduct a number of types of transactions by telephone. We offer a variety of services, including inter-account fund transfers, balance and transaction inquiries, credit card transaction inquiries and customer service inquiries. We also have call centers, which we primarily use to:

•	advise clients with respect to deposits, loans and credit cards and to provide our customers a way to report any emergencies with respect to their accounts;

•	allow our customers to conduct transactions with respect to their accounts, such as transfers or payments, opening or closing accounts, processing loans through automated systems, conducting credit card transactions and offering lottery-related services;

•	conduct telemarketing to our customers or potential customers to advertise products or services through phone, fax or text messaging; and

•	provide automated banking services, mobile services or other services relating to affinity programs.

Internet Banking

We began to offer a variety of services over the Internet beginning in July 1999. Our goal is to consolidate our position as a market leader in on-line banking. Our Internet banking services currently include:

•	Basic Banking Services—these include all of the banking services offered through our telephone banking services, including funds transfers, balance and transaction inquiries, credit card transaction inquiries, pre-set automatic transfers and product inquiries;

•	Processing of Loan Applications—we quickly process and approve on-line loan applications;

•	Electronic Certification—we offer an electronic certification service, which permits Internet users to authenticate transactions on a confidential basis through digital signatures; and

•	Mondex e-Cash—we offer the Korean banking industry’s first electronic cash system which facilitates purchases at affiliated merchants through a “smart” card that allows credit to be transferred electronically through the Internet, telephone, ATM or other digital transfer systems.

Mobile Banking

Mobile banking services allow customers to use mobile phones or PDAs (Personal Digital Assistants) to make inter-account transfers and balance and other transaction inquiries. There are currently three mobile phone service providers in Korea, SK Telecom, KT Freetel, and LG Telecom, and we provide our services in association with all three.

Lottery Business

We have been designated by the government as a “lottery issuer” and have been permitted to conduct ticket sales, marketing and sales network management in connection with two lotteries, the “Lotto 6/45” and the “Housing Lottery,” since 2002 and 1969, respectively. These lotteries are owned by the Korean government. We receive fees for our sales and marketing activities in respect of these lotteries.

In response to changes in the lottery business environment in recent years, primarily as a result of the implementation of the Lottery and Lottery Fund Act, which became effective in April 2004, we have expanded our marketing and promotional activities, including through the expansion of our ticket sales network. We generated (Won)62 billion of fees from our lottery sales and marketing activities in 2004.

Other Channels

In May 1989, we began providing cash management services, which included automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information. We have continued to develop our firm banking services and, as of December 31, 2004, we provided cash management services to over 1,400 large corporations and small- and medium-sized enterprises.

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

Competition has increased significantly in our traditional core businesses, retail banking, small- and medium-sized enterprise banking and credit card lending, as a result of other commercial banks reducing their exposure to large corporations in light of recent financial difficulties that they experienced, contributing to some extent to the asset quality deterioration in retail and small- and medium-sized loans. As a result, our margins on lending activities may decrease in the future.

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

In addition, the Korean commercial banking sector is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea during the last five years, including the establishment of financial holding companies, which have reduced the number of nationwide commercial banks in Korea from 16 as of December 31, 1997, to eight banks and three financial holding companies as of December 31, 2004. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, as well as Standard Chartered Bank’s acquisition of Korea First Bank in April 2005. Merger and acquisition activity in the Korean commercial banking sector may continue, and we intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers. In addition, some of the banks resulting from these mergers may, by virtue of the increased size, provide significantly greater competition than what exists at present.

For additional information, you should read the section entitled “Item 3D. Risk Factors—Risks relating to competition.”

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

In 2004, we spent approximately (Won)97.5 billion for our IT systems, including for continued upgrades and improvements to our integrated system and for developing the New Technology Based System. For the next three years, we allocated approximately (Won)150 billion in order to continue to develop the New Technology Based System. As of December 31, 2004, we employed a total of approximately 772 employees in connection with our IT operations.

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

Loan Portfolio

As of December 31, 2004, our total loan portfolio decreased to (Won)138,124 billion compared to (Won)145,858 billion at December 31, 2003. As of December 31, 2004, approximately 97.3% of our total loans were Won-denominated loans.

Loan Types

The following table presents loans by type for the periods indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2000		2001		2002		2003		2004
	(in billion of Won)
Domestic:
Corporate
Commercial and industrial (1)	(Won)	29,795	(Won)	36,113	(Won)	40,072	(Won)	41,096	(Won)	38,427
Construction		2,168		4,141		6,385		6,061		4,459
Lease financing		592		568		––		––		––
Other corporate		1,216		1,669		1,045		742		771
Retail
Mortgage and home equity		8,068		37,194		46,195		52,477		57,965
Other consumer		8,151		23,312		28,066		28,727		25,963
Credit cards		8,321		16,751		22,643		15,322		9,421

Total domestic		58,311		119,748		144,406		144,425		137,006

Foreign:
Corporate
Commercial and industrial		1,086		1,146		1,426		1,433		1,118

Total foreign		1,086		1,146		1,426		1,433		1,118

Total gross loans	(Won)	59,397	(Won)	120,894	(Won)	145,832	(Won)	145,858	(Won)	138,124

(1)	Commercial and industrial loans include (Won)1,832 billion, (Won)334 billion, (Won)165 billion, (Won)3 billion and (Won)335 billion of loans to Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2000, 2001, 2002, 2003 and 2004, respectively.

Loan Concentrations

We limit our exposure to any single borrower to 10% of our total Tier I and Tier II capital, depending on their rating under our credit scoring system. We also limit our exposure to any single chaebol to 20.0% of our total Tier I and Tier II capital (less any capital deductions).

20 Largest Exposures by Borrower

As of December 31, 2004, our 20 largest exposures totaled (Won)20,539 billion and accounted for 12.2% of our total exposures. The following table sets forth, as of December 31, 2004, our total exposures to these top 20 borrowers under Korean GAAP:

	Loans						Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Company	Won currency		Foreign currency		Equity securities
	(in billions of Won)
The Bank of Korea	(Won)	—	(Won)	—	(Won)	—	(Won)	12,897	(Won)	—	(Won)	12,897	(Won)	—
Korea Deposit Insurance Corporation		—		—		—		2,322		—		2,322		—
The Korea Development Bank		—		—		—		706		—		706		—
Woori Bank		—		263		—		354		—		617		—
Korean Land Development Corporation		—		—		6		506		—		512		—
LG Card Co., Ltd.		238		—		178		—		—		416		238
Samsung Electronics Co., Ltd.		275		101		32		—		—		408		—
Hyundai Heavy Industries Co., Ltd.		—		—		2		—		392		394		—
KT Corporation		78		8		7		181		2		276		—
INI Steel		107		9		—		—		132		248		—
National Agricultural Cooperative Federation		—		157		—		54		—		211		—
Samsung Corporation		197		—		4		—		—		201		—
Hyundai Motors		2		6		8		75		109		200		—
Kyongbu Integrated Distribution Center		180		—		—		—		—		180		—
Hanjin Shipping Co., Ltd.		51		119		5		—		—		175		—
Industrial Bank of Korea		—		5		2		167		—		174		—
Daegu Metropolitan Subway Corporation		157		—		—		—		—		157		—
Samsung Card Co., Ltd		150		—		—		—		—		150		—
Korea Exchange Bank		—		56		—		93		—		149		—
Korea National Housing Corporation		55		—		—		91		—		146		—

Total	(Won)	1,490	(Won)	724	(Won)	244	(Won)	17,446	(Won)	635	(Won)	20,539	(Won)	238

As of December 31, 2004, eight of these top 20 borrowers were companies belonging to the 25 largest chaebols in Korea.

As of December 31, 2004, we had total exposures of (Won)416 billion to LG Card in the form of loans and equity securities issued by LG Card. Commencing in late 2003, LG Card, one of Korea’s largest credit card companies, experienced significant liquidity and asset quality problems. In 2003 and 2004, the principal creditor banks of LG Card, led by the Korea Development Bank, agreed to a series of rescue measures pursuant to which the maturities of outstanding LG Card debt were extended, new funding was provided by the creditor banks to LG Card (in the form of loans and purchases of debt securities) and LG Card debt was exchanged by the creditor banks into equity of LG Card. In conjunction with these rescue measures, LG Group made additional capital contributions of approximately (Won)1,175 billion into LG Card and agreed to several capital write-downs which reduced its ownership interest in LG Card to 10.6%. In addition, the creditor banks of LG Card formed a normalization steering committee to jointly oversee LG Card’s management and business operations.

In December 2004, the creditor banks and LG Group agreed to another (Won)1 trillion rescue plan to prevent LG Card from becoming delisted on the Korea Stock Exchange (currently the Stock Market Division of the Korea Exchange) of the Korea Exchange. In connection with the rescue plan, the creditor banks agreed to:

•	make an additional capital contribution of (Won)272 billion for new shares constituting 3.5% of the outstanding share capital of LG Card, with our portion of such amount being (Won)43 billion;

•	exchange an additional (Won)228 billion of LG Card debt for shares constituting 3.0% of the outstanding share capital of LG Card, with our portion of such amount being approximately (Won)3 billion;

•	provide an additional up to (Won)1 trillion credit line to LG Card when necessary; and

•	reduce the interest rate on LG Card’s existing debt by two percentage points.

In connection with the rescue plan, the LG Group agreed to exchange (Won)500 billion of LG Card debt into equity of LG Card. In January 2005, LG Card also issued (Won)1 trillion in new shares as part of the rescue plan to raise capital. In connection with this new issuance, the creditor banks and affiliates of LG Group subscribed to (Won)500 billion of new shares, with our portion of such amount being approximately (Won)76 billion. In addition, the creditor banks agreed to sell 5% of LG Card’s outstanding shares during each quarter of 2005 to meet stock distribution requirements of the Stock Market Division of the Korea Exchange. LG Card also agreed to a 5.5:1 stock consolidation plan, which was implemented in March 2005.

See “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2004, 2.92% of our total exposure was to the 25 largest chaebols in Korea. The following table shows, as of December 31, 2004, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans						Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Chaebol	Won currency		Foreign currency		Equity securities
	(in billions of Won)
Samsung (1)	(Won)	1,095	(Won)	139	(Won)	51	(Won)	54	(Won)	133	(Won)	1,472	(Won)	—
Hyundai Motors (2)		172		136		10		133		306		757		—
Hyundai Heavy Industries (3).		—		4		6		—		397		407		—
KT Corporation (4)		179		7		12		181		3		382		—
Hanjin Shipping (5).		148		170		16		—		4		338		—
LG (6)		96		51		24		63		22		256		—
SK Corporation (7)		28		14		15		29		77		163		—
Lotte (8)		129		18		—		—		1		148		—
Hanwha (9)		121		3		10		—		8		142		—
Dongbu (10)		115		—		15		6		—		136		—

Total	(Won)	2,083	(Won)	542	(Won)	159	(Won)	466	(Won)	951	(Won)	4,201	(Won)	—

(1)	Includes Samsung Electronics Co., Ltd., Samsung Corporation and Cheil Communications Inc.
(2)	Includes Hyundai Motor Company Co., Ltd., Hyundai Mobis Corp. and INI Steel Company.
(3)	Hyundai Heavy Industries Co., Ltd. and Hyundai Mipo Dockyard Co., Ltd.
(4)	KT Corporation, KT Powertel. Co., Ltd. and KT Freetel Co., Ltd.
(5)	Hanjin Shipping Co., Ltd., Korean Air Lines Co., Ltd. and Hanjin Heavy Industries & Construction Co., Ltd.
(6)	LG Electronics Inc., LG Philips LCD Co., Ltd. and LG Petrochemical Co., Ltd.

(7)	SK Corporation, SK Telecom Co., Ltd. and SK Networks Co., Ltd.
(8)	Lotte Shopping Co., Ltd. and Lotte Chilsung Beverage Co., Ltd.
(9)	Hanwha Chemical Corporation, Korea Life Insurance Co., Ltd. and Hanwha Living & Creative Corporation.
(10)	Dongbu Steel Co., Ltd., Dongbunam Semiconductor, Inc. and Dongbu Corporation.

The following table shows information relating to our exposures to former Daewoo Group companies as of December 31, 2004:

	Loans						Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Company	Won currency		Foreign currency		Equity securities
	(in billions of Won)
Daewoo Shipbuilding & Marine Engineering Co. Ltd.	(Won)	70	(Won)	5	(Won)	3	(Won)	—	(Won)	55	(Won)	133	(Won)	—
Ssangyong Motor Company		44		9		27		—		18		98		53
Daewoo Engineering & Construction Co., Ltd.		2		—		27		4		—		33		—
Daewoo International Corp.		—		4		—		1		18		23		—
Daewoo Electronics Corp.		16		—		7		—		—		23		16
Daewoo Heavy Industries & Machinery Ltd.		4		3		—		—		12		19		—
Daewoo Electronics Co., Ltd		—		—		—		—		6		6		—
Daewoo Telecom		—		—		—		2		—		2		—

Total	(Won)	136	(Won)	21	(Won)	64	(Won)	7	(Won)	109	(Won)	337	(Won)	69

In August 1999, the principal creditor banks of the former Daewoo Group commenced formal workout procedures with respect to 12 member companies of the Daewoo Group, including Daewoo Corporation, Daewoo Motors, Daewoo Electronics, Daewoo Heavy Industries, Daewoo Telecom and Ssangyong Motors. Currently, these companies are either subject to liquidation proceedings or have been liquidated, under workouts or reorganization proceedings, have been split up into more than one company or are looking for purchasers. As of December 31, 2004, our exposures to the companies of the former Daewoo Group totaled approximately (Won)337 billion, of which (Won)69 billion was classified as impaired loans. This exposure consisted of (Won)157 billion in loans outstanding, (Won)64 billion in equity securities, (Won)7 billion in corporate bonds and (Won)109 billion in guarantees and acceptances. See “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

The following table shows information relating to our total exposure to current and certain former Hyundai Group companies as of December 31, 2004. While certain of these companies were disaffiliated from the Hyundai Group in September 2000 following approval from the Korean Fair Trade Commission, for certain internal purposes, we continued to monitor these companies as a unified Hyundai Group as of December 31, 2004.

	Loans						Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Company	Won currency		Foreign currency		Equity securities
	(in billions of Won)
Hyundai Heavy Industries Co. Ltd.	(Won)	—	(Won)	—	(Won)	2	(Won)	—	(Won)	392	(Won)	394	(Won)	—
INI Steel		107		9		—		—		132		248		—
Hyundai Motors		2		6		8		75		109		200		—
Kia Motors Corporation		3		101		—		16		25		145		—
Hyundai Merchant Marine		—		102		—		—		—		102		—
Hyundai Engineering & Construction Co., Ltd.		29		—		36		15		—		80		29
Hyundai Capital		40		—		—		5		—		45		—
BNG Steel		—		5		—		—		32		37		—
Rotem		—		3		—		31		2		36		—
Others (1)		8		16		2		6		12		44		—

Total	(Won)	189	(Won)	242	(Won)	48	(Won)	148	(Won)	704	(Won)	1,331	(Won)	29

(1)	Others include Hyundai Hysco, Hyundai Mobis, KEFICO, Dymos Inc., Kia Tigers, Hyundai Autonet, Hyundai Samho Heavy Industries and Hyundai Logistics.

In recent years, a number of former Hyundai Group companies have experienced financial difficulties as a result of, among other things, their liquidity positions. See “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.” In 2002, we charged off or sold all of our remaining exposures to Hynix Semiconductor, and accordingly had no exposure to that company as of December 31, 2004.

See “Item 3D. Risk Factors—Risks relating to our large corporate loan portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

Loan Concentration by Industry

The following table shows the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2004:

Industry	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Manufacturing	(Won)	14,408	32.2%
Retail and wholesale		8,147	18.2
Hotel, leisure or transportation		4,066	9.1
Real estate		7,258	16.2
Construction		4,478	10.0
Finance and insurance		1,714	3.8
Other		4,704	10.5

Total	(Won)	44,775	100.0%

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans, by outstanding loan amount, as of December 31, 2004:

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Commercial and industrial loans
Up to (Won)10 million	(Won)	168	0.12%
Over (Won)10 million to (Won)50 million		3,110	2.25
Over (Won)50 million to (Won)100 million		3,177	2.30
Over (Won)100 million to (Won)500 million		12,983	9.40
Over (Won)500 million to (Won)1 billion		5,435	3.93
Over (Won)1 billion to (Won)5 billion		7,119	5.16
Over (Won)5 billion to (Won)10 billion		1,483	1.07
Over (Won)10 billion to (Won)50 billion		3,245	2.35
Over (Won)50 billion to (Won)100 billion		834	0.60
Over (Won)100 billion		873	0.63

Sub-total		38,427	27.81

Construction loans
Up to (Won)10 million		9	0.01
Over (Won)10 million to (Won)50 million		180	0.13
Over (Won)50 million to (Won)100 million		246	0.18
Over (Won)100 million to (Won)500 million		1,081	0.78
Over (Won)500 million to (Won)1 billion		503	0.36
Over (Won)1 billion to (Won)5 billion		1,016	0.74
Over (Won)5 billion to (Won)10 billion		385	0.28
Over (Won)10 billion to (Won)50 billion		985	0.71
Over (Won)50 billion to (Won)100 billion		54	0.04
Over (Won)100 billion		—	—

Sub-total		4,459	3.23

Other corporate loans
Up to (Won)10 million		8	0.01
Over (Won)10 million to (Won)50 million		98	0.07
Over (Won)50 million to (Won)100 million		105	0.08
Over (Won)100 million to (Won)500 million		265	0.19
Over (Won)500 million to (Won)1 billion		95	0.07
Over (Won)1 billion to (Won)5 billion		120	0.09
Over (Won)5 billion to (Won)10 billion		8	0.01
Over (Won)10 billion to (Won)50 billion		72	0.05

Sub-total		771	0.57

Credit cards
Up to (Won)10 million		7,882	5.71
Over (Won)10 million to (Won)50 million		1,484	1.07
Over (Won)50 million to (Won)100 million		13	0.01
Over (Won)100 million to (Won)500 million		17	0.01
Over (Won)500 million to (Won)1 billion		5	0.00
Over (Won)1 billion to (Won)5 billion		11	0.01
Over (Won)5 billion to (Won)10 billion		9	0.01
Over (Won)10 billion to (Won)50 billion		—	—

Sub-total		9,421	6.82

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Mortgage and home equity loans
Up to (Won)10 million		2,378	1.72
Over (Won)10 million to (Won)50 million		20,723	15.00
Over (Won)50 million to (Won)100 million		21,356	15.46
Over (Won)100 million to (Won)500 million		13,137	9.51
Over (Won)500 million to (Won)1 billion		357	0.26
Over (Won)1 billion to (Won)5 billion		14	0.01
Over (Won)5 billion to (Won)10 billion		—	—
Over (Won)10 billion to (Won)50 billion		—	—

Sub-total		57,965	41.96

Other consumer loans
Up to (Won)10 million		8,945	6.48
Over (Won)10 million to (Won)50 million		10,148	7.35
Over (Won)50 million to (Won)100 million		2,833	2.05
Over (Won)100 million to (Won)500 million		3,293	2.38
Over (Won)500 million to (Won)1 billion		578	0.42
Over (Won)1 billion to (Won)5 billion		166	0.12
Over (Won)5 billion to (Won)10 billion		—	—

Sub-total		25,963	18.80

Foreign commercial and industrial loans
Up to (Won)10 million		—	—
Over (Won)10 million to (Won)50 million		5	0.00
Over (Won)50 million to (Won)100 million		9	0.01
Over (Won)100 million to (Won)500 million		81	0.06
Over (Won)500 million to (Won)1 billion		68	0.05
Over (Won)1 billion to (Won)5 billion		455	0.33
Over (Won)5 billion to (Won)10 billion		200	0.14
Over (Won)10 billion to (Won)50 billion		300	0.22
Over (Won)50 billion to (Won)100 billion		—	—

Sub-total		1,118	0.81

Total	(Won)	138,124	100.00%

Maturity Analysis

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2004. The amounts disclosed are before deduction of allowance for loan losses:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate
Commercial and industrial	(Won)	30,595	(Won)	5,484	(Won)	2,348	(Won)	38,427
Construction		4,075		335		49		4,459
Other corporate		765		6		0		771

Total-corporate		35,435		5,825		2,397		43,657

Retail
Mortgage and home equity		22,262		26,208		9,495		57,965
Other consumer		17,913		6,957		1,093		25,963

Total retail		40,175		33,165		10,588		83,928

Credit cards		9,049		371		1		9,421

Total domestic		84,659		39,361		12,986		137,006

Foreign
Corporate
Commercial and industrial		396		433		289		1,118

Total foreign		396		433		289		1,118

Total gross loans	(Won)	85,055	(Won)	39,794	(Won)	13,275	(Won)	138,124

Interest Rate Sensitivity

The following table shows, as of December 31, 2004, the total amount of loans, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2004
	(in billions of Won)
Fixed rate (1)	(Won)	15,544
Variable or adjustable rates (2)		122,580

Total gross loans	(Won)	138,124

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Non-Trading Activities.”

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

The Law Concerning Credit Restoration and Bankruptcy was enacted on March 31, 2005 and will become effective on March 31, 2006. Once the Law Concerning Credit Restoration and Bankruptcy becomes effective, each of the Company Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act, currently in effect, will be abolished. The Law Concerning Credit Restoration and Bankruptcy contains notable changes to existing corporate reorganization and composition procedures, including nullification of the composition procedures currently in place and the modification of reorganization procedures, whereby existing management would continue to oversee a company’s reorganization process (except that the court would be empowered to appoint a third-party receiver under certain circumstances). Notwithstanding this legislative change, any composition or company reorganization proceedings that are pending at the time the new law becomes effective will continue to be governed under the Composition Act and the Company Reorganization Act, respectively.

A portion of our loans to and debt securities of corporate customers are currently in workout or restructuring. As of December 31, 2004, (Won)1,095 billion or 0.7% of our total loans and debt securities were in workout or restructuring. This included (Won)685 billion of loans to and debt securities of large corporate borrowers and (Won)410 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2004, our ten largest exposures that were in workout or restructuring, including composition or court receivership:

	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Company	Won currency		Foreign currency
	(in billions of Won)
LG Card Co., Ltd.	(Won)	238	(Won)	—	(Won)	178	(Won)	—	(Won)	—	(Won)	416	(Won)	238
Ssangyong Motor Company		44		9		27		—		18		98		53
Hyundai Engineering & Construction Co., Ltd.		29		—		36		15		—		80		29
Ssangyong Cement Industrial		49		—		3		3		—		55		49
Saehan Industries Inc.		1		9		6		7		2		25		10
Daewoo Electronics Corp.		16		—		7		—		—		23		16
Newcore Co., Ltd.		22		—		—		—		—		22		22
Herald Media		20		—		—		—		—		20		20
Shinsewha department store		19		—		—		—		—		19		19
Mercury Corporation		10		—		1		—		6		17		10

Total	(Won)	448	(Won)	18	(Won)	258	(Won)	25	(Won)	26	(Won)	775	(Won)	466

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

The following table sets out, at the dates indicated, the percentage of our loan loss allowances that may be allocated to each impaired corporate loan based on its loan classification:

	As of December 31,
	2000	2001	2002	2003	2004
	(percentages)
Normal	3.4%	3.4%	3.2%	3.7%	3.8%
Precautionary	6.2	14.2	12.7	19.5	9.7
Substandard	26.6	29.4	27.8	23.5	21.9
Doubtful	75.3	78.6	69.1	69.7	77.7
Estimated loss	86.7	93.5	91.8	85.8	89.9

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

As of December 31,	Normal amount		%	Amount past due 1-3 months		%	Amount past due 3-6 months		%	Amount past due more than 6 months		%	Total amount
	(in billions of Won, except percentages)
2002	(Won)	138,527	95.0%	(Won)	3,392	2.3%	(Won)	1,862	1.3%	(Won)	2,051	1.4%	(Won)	145,832
2003		139,317	95.5		2,441	1.7		1,527	1.0		2,573	1.8		145,858
2004		133,743	96.8		1,207	0.9		701	0.5		2,473	1.8		138,124

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

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2004, we would have recorded gross interest income of (Won)763 billion compared to (Won)916 billion for the year ended December 31, 2003 and (Won)1,033 billion for the year ended December 31, 2002 on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2002, 2003 and 2004 was (Won)532 billion, (Won)447 billion and (Won)258 billion, respectively.

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

The following table shows, at the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due one day or more:

	As of December 31,
	2000		2001		2002		2003		2004
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	2,414	(Won)	3,976	(Won)	2,578	(Won)	2,883	(Won)	2,975
Consumer		1,734		4,691		9,756		9,298		6,590

Sub-total		4,148		8,667		12,334		12,181		9,565

Accruing loans which are contractually past due one day or more as to principal or interest (1)
Corporate		68		106		268		167		91
Consumer		—		1,471		2,689		2,481		1,020

Sub-total		68		1,577		2,957		2,648		1,111

Total	(Won)	4,216	(Won)	10,244	(Won)	15,291	(Won)	14,829	(Won)	10,676

(1)	Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)27 billion, (Won)82 billion, (Won)39 billion and (Won)11 billion of corporate loans as of December 31, 2001, 2002, 2003 and 2004, respectively.

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2000		2001		2002		2003		2004
	(in billions of Won)
Loans, which are classified as “troubled debt restructurings”	(Won)	2,691	(Won)	2,206	(Won)	1,662	(Won)	1,338	(Won)	1,050

For 2004, interest income that would have been recorded under the original contract terms of restructured loans amounted to (Won)131 billion, out of which (Won)110 billion was reflected as interest income during 2004.

Potential Problem Loans

As of December 31, 2004, we had (Won)1,560 billion of loans which were current as to payment of principal and interest but where there existed serious doubt as to the ability of the borrower to comply with repayment terms in the near future. These amounts were classified as impaired and included as such in our calculation of loan loss allowance under U.S. GAAP.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2002, we had debt securities with an amortized cost of (Won)79 billion and a market value of (Won)93 billion on which interest was past due. As of December 31, 2003 and 2004, we did not have any debt securities on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans greater than 90 days past due. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Provisioning Policy” above.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2000		2001		2002		2003		2004
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	1,762	(Won)	3,376	(Won)	3,912	(Won)	4,116	(Won)	3,175
As a percentage of total loans		3.0%		2.8%		2.7%		2.8%		2.3%

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

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2000			2001			2002			2003			2004
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,160	65.8%	(Won)	1,487	44.0%	(Won)	1,284	32.8%	(Won)	1,376	33.4%	(Won)	1,548	48.76%
Construction		142	8.0		402	11.9		403	10.3		264	6.4		250	7.87
Lease financing		116	6.6		20	0.6		—	—		—	—		—	—
Other corporate		17	1.0		89	2.6		23	0.6		13	0.4		11	0.36

Total corporate		1,435	81.4		1,998	59.1		1,710	43.7		1,653	40.2		1,809	56.99

Retail
Mortgage and home equity		86	4.9		614	18.2		699	17.9		1,150	27.9		1,088	34.27
Other consumer		80	4.5		432	12.8		577	14.8		463	11.4		241	7.59

Total retail		166	9.4		1,046	31.0		1,276	32.7		1,613	39.3		1,329	41.86

Credit cards		98	5.6		218	6.5		905	23.1		723	17.4		32	1.01

Total domestic		1,699	96.4		3,262	96.6		3,891	99.5		3,989	96.9		3,170	99.86

Foreign
Corporate
Commercial and industrial		63	3.6		114	3.4		21	0.5		127	3.1		5	0.14

Total foreign		63	3.6		114	3.4		21	0.5		127	3.1		5	0.14

Total non-performing loans	(Won)	1,762	100.0%	(Won)	3,376	100.0%	(Won)	3,912	100.0%	(Won)	4,116	100.0%	(Won)	3,175	100.0%

Top 20 Non-Performing Loans

As of December 31, 2004, our 20 largest non-performing loans accounted for 8.15% of our total non-performing loan portfolio. The following table shows, as of December 31, 2004, certain information regarding our 20 largest non-performing loans:

	Industry	Gross principal outstanding		Allowance for loan losses
	(in billions of Won)
Borrower A	Manufacturing	(Won)	53	(Won)	53
Borrower B	Finance and insurance		32		27
Borrower C	Construction		18		9
Borrower D	Other		17		17
Borrower E	Retail and wholesale		15		11
Borrower F	Other		13		5
Borrower G	Manufacturing		13		5
Borrower H	Retail and wholesale		10		10
Borrower I	Construction		10		10
Borrower J	Manufacturing		9		9
Borrower K	Manufacturing		9		2
Borrower L	Hotel		8		2
Borrower M	Other		7		—
Borrower N	Construction		7		1
Borrower O	Construction		6		7
Borrower P	Construction		7		3
Borrower Q	Retail and wholesale		7		1
Borrower R	Other		6		—
Borrower S	Other		6		—
Borrower T	Manufacturing		6		5

Total		(Won)	259	(Won)	177

Most of our loans to companies in workout or restructuring, including LG Card, were not classified as non-performing as of December 31, 2004 because such loans had been rescheduled and payments on such rescheduled loans were not past due by more than 90 days.

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

Once the details of a non-performing loan are identified, we pursue early solutions for recovery. While the overall process is the responsibility of the Credit Management Group, actual recovery efforts on non-performing loans are handled by one of our regional credit management centers, the Workout Team or one of our regional non-performing loan management teams.

In addition, we use the services of our loan collection subsidiary, KB Credit Information Co., Ltd. (formerly known as Kookeun Credit Information Co., Ltd.), of which we and KB Investment Co., Ltd., one of our subsidiaries, own 93.7% and 6.0% of the outstanding share capital, respectively. KB Credit Information Co., Ltd. receives payments from recoveries made on charged-off loans and loans that are overdue for over six months (three months in the case of credit card loans). KB Credit Information Co., Ltd. has over 1,000 employees, including loan recovery experts, legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. The amount recovered was (Won)150 billion in 2002, (Won)231 billion in 2003 and (Won)145 billion in 2004.

Methods for resolving non-performing loans include the following:

(i) For loans in arrears for more than three months but less than six months and for loans to bankrupt companies:

•	non-performing loans are transferred from the operating branch or call center to our regional non-performing loan management centers;

•	a demand note is dispatched by mail if payment is generally two months past due;

•	calls and visits are made by our regional non-performing loan management staff to customers encouraging them to make payments;

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans;

•	preparations are made to use judicial means, including foreclosure and auction of the collateral; and

•	credit card loans are transferred to KB Credit Information Co., Ltd. for collection.

(ii) For loans in arrears for more than six months but less than one year and for loans to bankrupt companies over three months after bankruptcy:

•	for mortgage loans other than individual housing loans, foreclosure and auction proceedings are commenced;

•	for unsecured loans other than credit card loans, the loans are transferred to KB Credit Information Co., Ltd. for collection; and

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans.

(iii) For loans in arrears for over one year:

•	for individual housing loans, foreclosure and auction proceeding are commenced;

•	in the case of unsecured loans, the loans are treated as loan losses; and

•	charged off loans are given to KB Credit Information Co., Ltd. for collection, except for loans where the cost of collection exceeds the possible recovery or where the statute of limitations for collection has expired.

In order to promote speedy recovery on loans subject to foreclosures and litigation, our policy is to permit the branch responsible for handling these loans to transfer them to our Credit Management Team, to one of our regional credit management centers or to KB Credit Information Co., Ltd.

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

	As of December 31,
	2000				2001			2002			2003			2004
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,474	50.2%		(Won)	1,830	29.9%	(Won)	1,525	27.5%	(Won)	1,644	28.1%	(Won)	1,912	27.8%
Construction		174	3.7			312	3.4		423	4.4		332	4.2		376	3.2
Lease financing		97	1.0			122	0.5		—	—		—	—		—	—
Other corporate		108	2.0			169	1.3		34	0.7		28	0.5		25	0.6

Total corporate		1,853	56.9			2,433	35.1		1,982	32.6		2,004	32.8		2,313	31.6

Retail
Mortgage and home equity		86	13.6			93	30.8		63	31.7		68	36.0		246	42.0
Other consumer		146	13.7			236	19.3		483	19.2		1,102	19.7		1,168	18.8

Total retail		232	27.3			329	50.1		546	50.9		1,170	55.7		1,414	60.8

Credit cards		115	14.0			614	13.9		2,597	15.5		2,537	10.5		696	6.8

Foreign (1)		194	1.8			132	0.9		70	1.0		61	1.0		38	0.8

Total allowance for loan losses	(Won)	2,394	100.	%	(Won)	3,508	100.0%	(Won)	5,195	100.0%	(Won)	5,772	100.0%	(Won)	4,461	100.0%

(1)	Consists of loans to corporations.

Our total allowance for loan losses was (Won)5,195 billion as of December 31, 2002. During 2003, the allowance for loan losses increased by (Won)577 billion, or 11.1%, to (Won)5,772 billion as of December 31, 2003. During 2004, the allowance for loans losses decreased by (Won)1,311 billion, or 22.7%, to (Won)4,461 billion as of December 31, 2004. As of December 31, 2002, 2003 and 2004, 39.5%, 35.8% and 52.7% of our total allowance for loan losses, respectively, were in respect of our corporate loan portfolio (including all foreign loans), which reflect our assessment of the financial difficulties experienced by our corporate borrowers (including small- and medium-sized enterprises) and, in 2002 and 2003, increasing delinquencies in our credit card and retail loan portfolios.

Analysis of Allowance for Loan Losses

The following table analyzes our loan loss experience for each of the years indicated:

	Year ended December 31,
	2000		2001		2002		2003		2004
	(in billions of Won, except percentages)
Balance at the beginning of the period	(Won)	2,623	(Won)	2,394	(Won)	3,508	(Won)	5,195	(Won)	5,772
Amounts charged against income		262		1,264		3,909		7,192		3,860
Allowance relating to loans repurchased from the Korea Asset Management Corporation		26		8		6		6		—
Allowance relating to other loans repurchased		—		—		—		—		6
Allowance relating to loans acquired in the merger with H&CB		—		1,279		(164)		—		—
Allowance relating to newly consolidated entities		—		—		—		—		9
Gross charge-offs:
Domestic:
Corporate
Commercial and industrial		372		690		486		1,056		976
Construction		39		22		65		80		103
Lease financing		82		80		—		—		—
Other corporate		56		175		16		13		8
Retail
Mortgage and home equity		7		7		29		34		181
Other consumer		53		179		209		745		1,313
Credit cards		54		394		1,527		5,290		3,313
Foreign:		67		98		115		59		20

Total gross charge-offs		(730)		(1,645)		(2,447)		(7,277)		(5,914)
Recoveries:
Domestic:
Corporate
Commercial and industrial		117		74		117		99		56
Construction		8		4		2		7		40
Other corporate		2		3		29		16		2
Retail
Mortgage and home equity		26		16		9		5		1
Other consumer		11		26		53		59		71
Credit cards		47		81		155		452		554
Foreign:		2		4		18		18		4

Total recoveries		213		208		383		656		728

Net charge-offs		(517)		(1,437)		(2,064)		(6,621)		(5,186)

Balance, at the end of the period	(Won)	2,394	(Won)	3,508	(Won)	5,195	(Won)	5,772	(Won)	4,461

Ratio of net charge-offs during the period to average loans outstanding during the period		1.0%		2.0%		1.6%		4.5%		3.6%

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

Loans To Be Charged Off

Loans are charged off if they are deemed to be uncollectible by falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency, bankruptcy, compulsory execution, disorganization, dissolution or the shutting down of the business of the debtor;

•	loans for which collection is not foreseeable due to the death or disappearance of the debtor;

•	loans for which expenses of collection exceed the collectible amount;

•	loans on which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards that have been overdue for more than six months;

•	payments in arrears on unsecured consumer loans which have been overdue for more than six months; or

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible.

Procedure for Charge-off Approval

In order to charge off a loan for Korean GAAP purposes, an application for charge-off must be submitted by a branch to our Credit Management Team promptly, and in any event within one month, after the loan is classified as estimated loss. The relevant department or team evaluates and approves the application. Then, we must seek an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. At the same time, we refer the approval of the charge-off by the Credit Management Team to our Audit & Examination Department for their review of compliance with our internal procedures for charge-offs, which include consultations with the branch submitting the charge-off application. Once we receive approval from the Financial Supervisory Service, we must also obtain approval from senior executive management to charge off those loans. For U.S. GAAP purposes with respect to corporate loans, we follow a similar procedure (although we will not seek approval from the Financial Supervisory Service). With respect to unsecured retail loans, however, we follow a different procedure relating to the length of time overdue amounts have been outstanding.

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

In 2002, the Financial Supervisory Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval of a majority of unsecured and two-thirds of secured creditor financial institutions, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding (Won)500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit.

Furthermore, in March 2004, the Korean National Assembly passed the Individual Debtor Rehabilitation Law, which became effective in September 2004. Under this law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding a threshold to be determined by the Supreme Court (within the maximum amounts of (Won)500 million of unsecured debt and/or (Won)1 billion of secured debt) may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

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

Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Bank Act. Under these regulations, we must limit our investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of our total Tier I and Tier II capital amount (less any capital deductions). Generally, we are also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation subject to certain exceptions. Pursuant to an amendment to the Bank Act which became effective in July 2002, a bank and its trust accounts are prohibited from acquiring the shares of a major shareholder (for the definition of “major shareholder,” see “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholders”) of that bank in excess of an amount equal to 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Shareholdings in Other Companies.”

The following table sets out the definitions of the primary categories of investments we hold:

Investment category	Definition
Held-to-maturity securities	Held-to-maturity securities are securities for which we have the positive ability and intent to hold to maturity and are recorded at amortized cost, adjusted for accretion or amortization of discounts and premiums. Declines in the fair value of individual held-to-maturity securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair values. Such write-downs are reflected as realized losses in our income statement and cannot be subsequently reversed.

Available-for-sale securities	Securities are classified as available-for-sale when we intend to hold the securities for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs. Available-for-sale securities are reported at fair value with unrealized gains and losses being recorded in accumulated other comprehensive income within stockholders’ equity. Other-than-temporary declines in the fair value of available-for-sale securities below cost result in write-downs to their fair value. Such write-downs are reflected as realized losses in our income statement and cannot be subsequently reversed.

Trading securities	Trading assets include securities held in anticipation of short-term market movements. Trading securities are reported at fair value, with unrealized and realized gains and losses being recorded immediately in our income statement.

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments:

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated:

	As of December 31,
	2002				2003				2004
	Book value		Market value		Book value		Market value		Book value		Market value
	(in billions of Won)
Available-for-sale securities:
Equity securities	(Won)	3,452	(Won)	3,452	(Won)	764	(Won)	764	(Won)	252	(Won)	252
Debt securities
Korean treasury securities and government agency securities		4,096		4,096		4,996		4,996		3,736		3,736
Debt securities issued by financial institutions		2,649		2,649		7,900		7,900		11,135		11,135
Corporate debt securities		2,068		2,068		1,930		1,930		818		818
Debt securities issued by foreign governments		20		20		39		39		42		42
Asset-backed securities		197		197		60		60		167		167

Total available-for-sale		12,482		12,482		15,689		15,689		16,150		16,150

Held-to-maturity securities:
Debt securities
Korean treasury securities and government agency securities		8,735		9,029		5,227		5,377		4,748		4,954
Debt securities issued by financial institutions		933		942		298		302		1,242		1,247
Corporate debt securities		313		341		132		142		65		66
Debt securities issued by foreign governments		49		49		—		—		—		—
Asset-backed securities		1,104		1,119		480		481		113		115

Total held-to-maturity		11,134		11,480		6,137		6,302		6,168		6,382

Trading securities:
Equity securities		3,898		3,898		175		175		249		249
Debt securities
Korean treasury securities and government agency securities		840		840		1,419		1,419		916		916
Debt securities issued by financial institutions		784		784		912		912		2,479		2,479
Corporate debt securities		113		113		105		105		6		6
Asset-backed securities		40		40		129		129		45		45

Total trading		5,675		5,675		2,740		2,740		3,695		3,695

Total securities	(Won)	29,291	(Won)	29,637	(Won)	24,566	(Won)	24,731	(Won)	26,013	(Won)	26,227

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2004:

	As of December 31, 2004
	Within 1 year		Weighted average yield (1)	Over 1 but within 5 years		Weighted average yield (1)	Over 5 but within 10 years		Weighted average yield (1)	Over 10 years		Weighted average yield (1)	Securities not due at a single maturity		Weighted average yield (1)	Total		Weighted average yield (1)
	(in billions of Won, except percentages)
Available-for-sale securities
Korean treasury securities and government agencies	(Won)	364	4.54%	(Won)	2,807	3.28%	(Won)	563	1.08%	(Won)	—	—	(Won)	1	1.05%	(Won)	3,735	3.07%
Debt securities issued by financial institutions		6,887	1.99		4,180	1.49		—	—		—	—		69	13.08		11,136	1.87
Corporate debt securities		444	2.67		271	8.92		32	1.42		1	6.24%		70	4.26		818	4.83
Debt securities issued by foreign governments		10	0.72		31	9.26		—	—		—	—		1	10.40		42	7.23
Asset-backed securities		90	3.15		77	1.28		—	—		—	—		—	0.00		167	2.28

Total	(Won)	7,795	2.16%	(Won)	7,366	2.48%	(Won)	595	1.10%	(Won)	1	6.24%	(Won)	141	8.62%	(Won)	15,898	2.32%

Held-to-maturity securities
Korean treasury securities and government agencies	(Won)	1,474	6.91%	(Won)	2,899	4.27%	(Won)	368	3.90%		—	—	(Won)	7	5.16%	(Won)	4,748	5.06%
Debt securities issued by financial institutions		403	1.62		839	0.76		—	—		—	—		—	—		1,242	1.04
Corporate debt securities		60	7.71		—	—		5	2.69		—	—		—	—		65	7.31
Asset-backed securities		60	6.62		33	4.35		20	5.51		—	—		—	—		113	5.76

Total	(Won)	1,997	5.85%	(Won)	3,771	3.49%	(Won)	393	3.97%		—	—	(Won)	7	5.16%	(Won)	6,168	4.29%

Trading securities
Korean treasury securities and government agencies	(Won)	41	1.31%	(Won)	783	1.55%	(Won)	93	0.22%		—	—		—	—	(Won)	917	1.40%
Debt securities issued by financial institutions		1,184	2.27		1,294	1.63		—	—		—	—		—	—		2,478	1.93
Corporate debt securities		6	6.95		—	—		—	—		—	—		—	—		6	6.95
Asset-backed securities		40	4.34		5	0.16		—	—		—	—		—	—		45	3.88

Total	(Won)	1,271	2.33%	(Won)	2,082	1.59%	(Won)	93	0.22%		—	—		—	—	(Won)	3,446	1.83%

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities and trading securities).

Concentrations of Risk

As of December 31, 2004, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date, which was (Won)7,682 billion:

	Book value		Market value
	(in billions of Won)
Name of issuer:
Bank of Korea	(Won)	12,897	(Won)	12,899
Korean government		6,044		6,176
Korea Deposit Insurance Corporation		2,322		2,391

Total	(Won)	21,263	(Won)	21,466

Except for the Korean government, all of these issuers are controlled by the government.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term debt, short-term borrowings, including borrowings from the Bank of Korea, and call money.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and savings deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 73.5% of our total funding as of December 31, 2002, 77.6 % of total funding as of December 31, 2003 and 78.7% of total funding as of December 31, 2004.

In addition, we acquire funding by issuing bonds. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and government-affiliated funds. Such borrowings are generally long-term borrowings, with maturities ranging from one year to 29 years.

Call money, which is available in both Won and foreign currencies, is obtained from both domestic and international call loan markets, which are short-term loan markets for loans with maturities of less than one month.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2002			2003			2004
	Average balance (1)		Average rate paid	Average balance (1)		Average rate paid	Average balance (1)		Average rate paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	(Won)	2,934	—	(Won)	2,961	—	(Won)	2,832	—
Interest-bearing		598	0.67%		667	0.30%		620	0.16%
Time deposits:
Certificates		2,120	4.81		4,068	4.45		6,107	4.06
Other time deposits		66,454	4.91		67,733	4.38		68,230	3.98
Savings deposits		35,206	1.17		38,368	0.91		39,042	0.79
Mutual installment deposits (2)		12,235	6.24		11,946	5.37		12,105	4.63

Average total deposits	(Won)	119,547	3.90%	(Won)	125,743	3.29%	(Won)	128,936	2.97%

(1)	Average balances are based on: (a) daily balances for our primary banking operations; and (b) quarterly balances for subsidiaries.
(2)	Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible for our loans while they maintain an account with us. The customer’s account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from us, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

For a description of our retail deposit products, see “—Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Retail Banking—Deposit-Taking Activities.”

Certificates of Deposit and Other Time Deposits

The following table presents the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of (Won)100 million as of December 31, 2004:

	Certificates of deposit		Other time deposits		Mutual installment deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	2,674	(Won)	6,251	(Won)	292	(Won)	9,217
After three but within six months		1,757		4,867		178		6,802
After six but within 12 months		250		15,217		253		15,720
After 12 months		—		900		374		1,274

Total	(Won)	4,681	(Won)	27,235	(Won)	1,097	(Won)	33,013

A majority of our other time deposits issued by our overseas branches is in the amount of US$100,000 or more.

Long-term debt

The aggregate amount of contractual maturities of all long-term debt at December 31, 2004 was as follows:

	At December 31, 2004
	(in billions of Won)
Due in 2005	(Won)	2,880
Due in 2006		6,320
Due in 2007		1,449
Due in 2008		2,448
Due in 2009		1,620
Thereafter		3,178
Gross long-term debt		17,895
Plus: Premium		4

Total long-term debt, net	(Won)	17,899

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the year ended December 31,
	2002		2003		2004
	(in billions of Won, except percentages)
Call Money
Year-end balance	(Won)	306	(Won)	225	(Won)	652

Average balance (1)		1,803		1,802		1,267

Maximum balance		2,452		2,959		3,773

Average interest rate (2)		3.94%		3.61%		3.31%
Year-end interest rate		0.25-5.85%		0.88-5.15%		0.27-6.85%

Borrowings from the Bank of Korea (3)
Year-end balance	(Won)	709	(Won)	1,005	(Won)	922
Average balance (1)		1,337		1,020		911
Maximum balance		1,738		1,292		1,073
Average interest rate (2)		2.47%		2.45%		2.41%
Year-end interest rate		2.50%		2.50%		2.00%

Other short-term borrowings (4)
Year-end balance	(Won)	15,147	(Won)	11,890	(Won)	8,592
Average balance (1)		9,077		13,250		8,150
Maximum balance		15,147		14,239		8,592
Average interest rate (2)		5.38%		4.32%		3.80%
Year-end interest rate		0.02-17.69%		0.15-17.69%		0.15-17.69%

(1)	Average outstanding balances have been calculated using quarterly averages.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings in domestic currency, short-term secured borrowings and foreign currency debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured with the exception of borrowings from the Bank of Korea. These short-term borrowings are secured by securities totaling (Won)1,024 billion as of December 31, 2004.

Supervision and Regulation

Legal and Regulatory Framework

The banking system in Korea is governed by the Bank Act of 1950, as amended (the “Bank Act”) and the Bank of Korea Act of 1950, as amended (the “Bank of Korea Act”). In addition, Korean banks come under the regulations and supervision of the Bank of Korea, the Monetary Policy Committee, the Financial Supervisory Commission and its executive body, the Financial Supervisory Service.

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

Principal Regulations Applicable to Banks

Capital Adequacy and Allowances

The Bank Act requires nationwide banks, such as us, to maintain a minimum paid-in capital of (Won)100 billion and regional banks to maintain a minimum paid-in capital of (Won)25 billion. All banks, including foreign bank branches in Korea, are also required to maintain a prescribed solvency position. A bank must also set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

Under the Enforcement Detailed Rules on the Supervision of Banking Business, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of shareholders’ equity, capital surplus, retained earnings, unpaid stock dividends and hybrid Tier I capital instruments. Tier II capital (supplementary capital) consists of revaluation reserves, gains on valuation of investment securities (up to certain limits), allowance for loan losses set aside for loans classified as normal or precautionary (up to certain limits), perpetual subordinated debt, cumulative preferred shares and certain other subordinated debt.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Supervisory Commission requirements that have been formulated based on Bank of International Settlements (“BIS”) standards. These standards were adopted and became effective in 1996. All domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%.

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

For all other home mortgage loans, the bank must apply a 50% risk-weight ratio.

Under the Regulation on the Supervision of the Banking Business, banks must generally maintain allowances for credit losses in respect of their outstanding loans and other credits (including confirmed guarantees, and acceptances and trust account loans) in an aggregate amount covering not less than:

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

See “—Recent Regulations Relating to Retail Household Loans” and “—Credit Card Business.”

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Rules on the Supervision of the Banking Business. Banks may not invest an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a maturity of over three years. This stipulation does not apply to Korean government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea. The Financial Supervisory Commission also requires each Korean bank to:

•	maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100% and to make quarterly reports to the Financial Supervisory Service;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 85%;

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign currency assets, of not less than 0%; and

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign currency assets, of not less than negative 10%.

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

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than (Won)2 trillion in aggregate; or (iii) any mutual fund of which any single shareholding group identified in (i) or (ii) above, owns more than 4% of the total issued and outstanding shares.

Under these amendments, banks may not extend credits to a major shareholder (together with persons who have a special relationship with that shareholder) in an amount greater than the lesser of (x) 25% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) and (y) the relevant major shareholders’ shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions). In addition, the total sum of credits granted to all major shareholders must not exceed 25% of the bank’s Tier I and Tier II capital (less any capital deductions).

Interest Rates

Korean banks generally depend on deposits as their primary funding source. There are no legal controls on interest rates on loans in Korea. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

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

Disclosure of Management Performance

In order to assist the general public, especially depositors and shareholders, in monitoring bank management performance, the Financial Supervisory Commission requires commercial banks to make mandatory public disclosures of the following:

•	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits), unless the loan exposure to that group is not more than (Won)4 billion;

•	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than (Won)1 billion as a result of that financial incident, or the governor of the Financial Supervisory Service has made a public announcement regarding the incident; and

•	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than (Won)1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans for the purpose of speculation in commodities or securities;

•	loans directly or indirectly secured by a pledge of a bank’s own shares, or secured by a pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•	loans directly or indirectly to finance political campaigns or related activities;

•	loans to any of the bank’s officers or employees, other than petty loans of up to (Won)20 million in the case of a general loan, (Won)50 million in the case of a general loan plus a housing loan or (Won)60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to (Won)20 million or general and housing loans of up to (Won)50 million in the aggregate.

Recent Regulations Relating to Retail Household Loans

The Financial Supervisory Commission recently implemented a number of changes to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. As a result of the rapid increase in retail household loans and related credit risks, the Financial Supervisory Commission and the Financial Supervisory Service increased the minimum provisioning requirements for retail household loans. These requirements, set forth in the following table, became effective in the second quarter of 2002:

Asset quality classification	Provisioning ratio on retail household loans
	Before	Current
Normal	0.5% or above	0.75% or above
Precautionary	2.0% or above	8.0% or above
Substandard	20.0% or above	20.0% or above
Doubtful	50.0% or above	55.0% or above
Estimated loss	100.0%	100.0%

In addition, due to a rapid increase in loans secured by homes and other forms of housing, the Financial Supervisory Commission and the Financial Supervisory Service implemented regulations designed to reduce the rate of increase in these loans. Effective from the third quarter of 2002, the Financial Supervisory Commission and the Financial Supervisory Service raised minimum provisioning requirements for new loans secured by housing located in the areas of wide-spread real property speculation, with respect to the portion of the new loan that exceeds the loan-to-value ratio of 60.0%, to 1.0% from 0.75% for normal loans and to 10.0% from 5.0% for precautionary loans. They also raised the minimum provisioning requirements for household loans classified as precautionary from 2.0% to 8.0% with effect from the fourth quarter of 2002. In a further effort to curtail extension of new or refinanced loans secured by housing, the Financial Supervisory Commission and the Financial Supervisory Service subsequently:

•	reduced the average loan-to-value ratio (the aggregate principal amount of credit over the approval value of collateral) that Korean commercial banks must maintain for new loans secured by housing located nationwide to below 60%; and

•	increased risk-weights for loans secured by housing meeting certain criteria in connection with the capital adequacy calculation for commercial banks.

More recently, on November 8, 2002, the Financial Supervisory Commission and the Financial Supervisory Service issued guidelines that:

•	require Korean commercial banks to implement stronger internal control systems and stricter credit review and approval policies with respect to loans secured by housing;

•	introduce sharing of information on multiple housing loans to a single borrower within the financial industry;

•	require Korean commercial banks to appoint two to three qualified market value appraisal institutions and to use the lowest of the appraisal valuations; and

•	discourage the use of incentive-based compensation systems by Korean commercial banks.

Furthermore, on October 29, 2003, the Financial Supervisory Commission announced more stringent guidelines that require Korean commercial banks to maintain loan-to-value ratios equal to or less than 40% for new loans secured by real estate located in the areas of wide-spread real property speculation.

See “Item 3D. Risk Factors—Risks relating to government regulation and policy—Government regulation of retail lending, particularly mortgage and home equity lending, has recently become more stringent, which may hurt our retail banking operations.”

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

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the Korea Deposit Insurance Corporation and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% of that bank’s outstanding voting shares, unless they obtain the approval of the Financial Supervisory Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit, in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% of that bank’s outstanding voting shares, and in excess of 10%, 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Supervisory Commission in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor), with the exception of non-financial business group companies described above, may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Supervisory Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Supervisory Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the Korea Deposit Insurance Corporation on a quarterly basis. The rate is determined under the Enforcement Decree to the Depositor Protection Act, and may not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.05% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The Korea Deposit Insurance Corporation insures a maximum of (Won)50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. This limit does not apply to interest-free settlement accounts (for example, a checking account) during the period from January 1, 2001 to December 31, 2003 and therefore the whole amount deposited in such accounts is protected.

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Law, each of a bank’s net overpurchased and oversold positions may not exceed 20% of its shareholders’ equity as of the end of the prior month.

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

Trust Business

A bank must obtain approval from the Financial Supervisory Commission to engage in trust businesses. The Trust Act and the Trust Business Act govern the trust activities of banks, and they are subject to various legal and accounting procedures and requirements, including the following:

•	under the Bank Act, assets accepted in trust by a bank in Korea must be segregated from other assets in the accounts of that bank, which requires that banks engaged in both banking and trust businesses must maintain two separate accounts and two separate sets of records; and

•	depositors and other general creditors cannot obtain or assert claims against the assets comprising the trust accounts in the event the bank is liquidated or wound-up.

The bank must make a special reserve of 25% or more of fees from each unspecified money trust account for which a bank guarantees the principal amount and a fixed rate of interest until the total reserve for that account equals 5% of the trust amount. Since January 1999, the Korean government has prohibited Korean banks from offering new guaranteed fixed rate trust account products whose principal and interest are guaranteed. In addition, a trust bank must deposit with a court an amount equal to the greater of (i) 1% of its paid-in capital each year and (ii) 10% of the net income from such trust account products for each fiscal year, until the aggregate amount of those deposits equals 0.05% or more of its paid-in capital. If that bank breaches its duty of care as a trustee and causes losses to its customers, the court deposits are available as compensation.

The Indirect Investment Asset Management Business Act, which applies to unspecified money trust account products under the Trust Business Act, securities investment trusts under the Securities Investment Trust Business Act, securities investment companies under the Securities Investment Company Act and variable insurance products under the Insurance Business Act, took effect on January 5, 2004. Under the Indirect Investment Asset Management Business Act, a bank is not permitted to offer current unspecified money trust account products after July 5, 2004 (except under certain limited circumstances), unless it is qualified as an asset management company by such date. Investment trust products will need to be established pursuant to a trust contract entered into between an asset management company and a trustee.

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

Credit Card Business

General

In order to enter the credit card business, a bank must register with the Financial Supervisory Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on January 27, 2005. A registered bank engaging in the credit card business is regulated by the Financial Supervisory Commission and the Financial Supervisory Service.

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act, a registered bank engaging in the credit card business must submit its business reports and reports with respect to its results of operations to the Governor of the Financial Supervisory Service within one month from the end of each quarter.

Risk of Loss Due to Lost, Stolen, Forged or Altered Credit Cards

Under the Specialized Credit Financial Business Act, a registered bank engaging in the credit card business is liable for any loss arising from the unauthorized use of credit cards or debit cards after it has received notice from the holder of the loss or theft of the card. A registered bank engaging in the credit card business is also responsible for any losses resulting from the use of forged or altered credit cards, debit cards and pre-paid cards. A registered bank engaging in the credit card business may, however, transfer all or part of this latter risk of loss to holders of credit card in the event of willful misconduct or gross negligence by holders of credit card if the terms and conditions of the agreement entered between the registered bank engaging in the credit card business and members of such cards specifically provide for that transfer.

For these purposes, disclosure of a customer’s password that is made intentionally or through gross negligence, or the transfer of or giving as collateral of the credit card or debit card, is considered willful misconduct or gross negligence. However, a disclosure of a cardholder’s password that is made under irresistible force or threat to cardholder or his/her relatives’ life or health will not be deemed as willful misconduct or negligence of the cardholder.

Each registered bank engaging in the credit card business must institute appropriate measures to fulfill these obligations, such as establishing provisions, purchasing insurance or joining a cooperative association.

Recently, a proposed amendment to the Enforcement Decree to Specialized Credit Financial Business Act was announced. Among other things, the proposed amendment provides that a registered bank engaging in the credit card business will be liable for any losses arising from loss or theft of a credit card (which was not from the holder’s willful misconduct or negligence) during the period beginning 60 days before the notice by the holder to the registered bank engaging in the credit card business.

Pursuant to the Specialized Credit Financial Business Act, the Financial Supervisory Commission may either restrict the limit or take other necessary measures against the registered bank engaging in the credit card business with respect to the following:

•	maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage; or

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards.

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act issued in December 2003, a registered bank engaging in the credit card business must maintain an aggregate quarterly average outstanding lending balance to credit cardholders (including cash advances and credit card loans, but excluding unstructured loans and revolving cash advances) no greater the sum of (i) its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services and (ii) the aggregate quarterly debit card transaction volume; provided that, in the case that any bank engaged in the credit card business was unable to meet this lending ratio as of December 31, 2003, such bank would have been granted an extended compliance period until December 31, 2007 during which to achieve such lending ratio. Any bank availing itself of such extended compliance period would also be required to submit to the Financial Supervisory Commission, no later than January 31, 2004, a detailed plan setting forth how such bank intended to achieve compliance by December 31, 2007.

Issuance of New Cards and Solicitation of New Cardholders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a registered bank engaging in the credit card business may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 18 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the registered bank engaging in the credit card business; and

•	in the case of minors who are at least 18 years and younger than 20 years, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate.

In addition, a registered bank engaging in the credit card business may not solicit credit card members by:

•	providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be deemed to be (Won)10,000) in connection with issuing a credit card;

•	soliciting applicants on roads, public places or along corridors used by the general public;

•	soliciting applicants through visits, except those visits made upon prior consent and visits to a business area; and

•	soliciting applicants through pyramid sales methods.

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a registered bank engaging in the credit card business may not:

•	exert violence or threaten violence;

•	demand payment from or pressure a related party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) without just cause with respect to payment for the debtor’s obligations;

•	provide false information relating to the debtor’s obligation to the debtor or his or her related parties;

•	provide false information or overstate the negative consequences of being registered as a person of poor credit;

•	threaten to sue or sue the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visit or telephone the debtor during late evening hours (between the hours of 9:00 p.m. and 8:00 a.m.); and

•	utilize other uncustomary methods to collect the receivables that interfere with the privacy or the peace in the workplace of the debtor or his or her related parties.

Regulations on the Class Actions Regarding Securities

The Law on Class Actions Regarding Securities was enacted as of January 20, 2004 and an amendment to such law was enacted as of March 10, 2005. The Law on Class Actions Regarding Securities governs class actions suits instituted by one or more representative plaintiff(s) on behalf of 50 or more persons who claim to have been damaged in a capital markets transaction involving securities issued by a listed company in Korea.

Applicable causes of action with respect to such suits include:

•	claims for damages caused by misleading information contained in a securities statement;

•	claims for damages caused by the filing of a misleading business report, semi-annual report, or quarterly report;

•	claims for damages caused by insider trading or market manipulation; and

•	claims instituted against auditors for damages caused by accounting irregularities.

Any such class action may be instituted upon approval from the presiding court and the outcome of such class action will have a binding effect on all potential plaintiffs who have not joined the action, with the exception of those who have filed an opt out notice with such court.

The Law on Class Actions Regarding Securities is scheduled to take effect on January 1, 2007 with respect to companies with a total asset value of less than (Won)2 trillion, and on January 1, 2005 for all other companies and will apply retroactively to all applicable claims arising out of acts committed since its enactment.

An amendment of the new law delays its effectiveness until December 31, 2006, with respect to claims against companies and their auditors in cases where such companies take steps to correct any accounting irregularities.

Item 4C. Organizational Structure

We are the direct or indirect parent company of a number of subsidiaries. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2004, including contribution to our total assets, net income, operating income and stockholders’ equity:

Subsidiary	Percentage of ownership	Total assets		Stockholders’ equity		Operating income		Net income
	(in millions of Won)
KB Data Systems Corp.	99.98%	(Won)	22,307	(Won)	15,754	(Won)	1,984	(Won)	1,523
KB Futures Co., Ltd.	99.98		38,411		25,971		1,247		844
KB Investment Co., Ltd.	99.89		107,430		98,907		(2,064)		(2,065)
KB Asset Management Co., Ltd	80.00		66,098		59,449		15,749		10,818
KB Real Estate Trust Co., Ltd.	99.99		248,136		102,662		(25,696)		(18,789)
KB Credit Information Co., Ltd.	99.73		27,840		21,042		4,454		2,406
Kookmin Bank Hong Kong Ltd.	100.00		293,689		66,155		10,203		9,923
Kookmin Bank International Ltd.	100.00		357,170		66,995		1,041		412
KB Life Insurance Co., Ltd.	100.00		193,134		30,864		817		298

Further information regarding our subsidiaries is provided below:

•	KB Data Systems Corp. was established in Korea in September 1991 to provide software services to us and other financial institutions.

•	KB Futures Co., Ltd. was established in Korea in March 1997 to act as a broker-dealer for domestic and overseas futures transactions.

•	KB Investment Co., Ltd. was established in Korea in March 1990 to invest in and finance small- and medium-sized enterprises. KB Investment was merged with Frontier Investment Co., Ltd. and Kookmin Venture Capital Co., Ltd. effective as of December 31, 2001 and June 27, 2002, respectively. KB Investment was formerly known as Kookmin Bank Venture Capital Co., Ltd. until May 25, 2002.

•	KB Asset Management Co., Ltd. was established in April 1988 as a subsidiary of Citizens Investment Trust Company to provide trust account investment services. KB Asset Management was formerly known as Jooeun Investment Management Co., Ltd. until June 10, 2002.

•	KB Real Estate Trust Co., Ltd. was established in December 1996 to provide real estate development and brokerage services and assist small- and medium-sized construction companies by managing trusts related to the real estate industry. KB Real Estate Trust was formerly known as Jooeun Real Estate Trust Co., Ltd. until September 16, 2002.

•	KB Credit Information Co., Ltd. was established in October 1999 to collect delinquent loans and to check credit history. KB Credit Information was formerly known as Kookeun Credit Information Co., Ltd. (and prior to that was known as Jooeun Credit Information Co, Ltd.) and was merged with KM Credit Information Co., Ltd. on May 2, 2002.

•	Kookmin Bank Hong Kong Ltd. was established in July 1995 to provide a broad range of corporate banking services.

•	Kookmin Bank International Ltd. was established in the United Kingdom in November 1991 to provide a broad range of corporate banking services.

•	KB Life Insurance Co., Ltd. was established in April 2004 to provide and market a wide array of life insurance products.

•	Other Subsidiaries. For the year ended December 31, 2004, we derived operating income of (Won)379 billion and net income of (Won)389 billion from our remaining subsidiaries, which individually do not account for a significant amount of our business.

Item 4D. Property, Plants and Equipment

Our registered office and corporate headquarters are located at 9-1, 2-ga, Namdaemoon-ro, Jung-Gu, Seoul 100-703, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)	Site (if different)
Registered office and corporate headquarters	9-1, 2-ga, Namdaemoon-ro,	1,749	—
	Jung-gu, Seoul 100-703
Headquarters building	36-3, Yoido-dong, Youngdeungpo-gu,	5,354	—
	Seoul 150-758
Headquarters building	Yoido, Seoul	5,928	—
Headquarters building	Yoido, Seoul	2,006	—
Headquarters building	Jongro-gu, Seoul	3,704	—
Training institute	Ilsan	207,659	—
Training institute	Daechon	4,158	—
Training institute	Sokcho	15,584	—
Training institute	Cheonan	196,649	—
IT center	Seoul	13,116	—
IT center	Seoul	4,748	—

As of December 31, 2004, we had a countrywide network of 1,144 branches and sub-branches. Approximately one-third of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Hong Kong and the United Kingdom and branches in Tokyo in Japan, Auckland in New Zealand and New York in United States. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2004 was (Won)1,770 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. As part of the Korean government’s structural reform program, which stemmed from the economic difficulties in Korea in 1997 and 1998, the government made significant changes to the regulations governing financial institutions, including changes in loan classification and loss provisioning guidelines, Korean GAAP, securities valuation methods and liquidity and minimum capital requirements.

Financial and economic conditions generally improved in Korea from 1999 to 2004. The general level of interest rates decreased, consumer spending and consumer demand for credit cards and other financial products increased, the overall level of non-performing corporate loans decreased and overall profitability increased. Nonetheless, many large corporations, including those to which we have credit and other exposure, are still experiencing significant financial difficulties. Furthermore, substantial growth in lending to small- and medium-sized enterprises has been accompanied by increasing delinquencies and a deterioration in overall asset quality, which is expected to continue. In 2004, under Korean GAAP, we recorded charge-offs of (Won)709 billion and provisions of (Won)754 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of (Won)560 billion and provisions of (Won)610 billion in 2003. See “Item 3D. Risk Factors—Risk relating to our small- and medium-sized enterprise loan portfolio.”

In addition, the significant increase in retail and credit card debt has led to a deterioration in the asset quality of the retail loans and credit card receivables of Korean financial institutions. In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea made significant investments and engaged in aggressive marketing in these areas, leading to substantially increased competition in the retail lending and credit card segments. However, the rapid growth in retail lending and credit card usage has led to increasing delinquencies, loan loss provisions, non-performing loans and charge-offs. In 2004, we recorded charge-offs of (Won)3,313 billion in respect of our credit card portfolio, compared to charge-offs of (Won)5,290 billion in 2003. We also recorded charge-offs of (Won)1,494 billion in respect of our retail loan portfolio in 2004, compared to charge-offs of (Won)779 billion in 2003. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio.”

As a result of growing concerns regarding the high levels of consumer borrowing and credit card usage in Korea and the deterioration in the retail lending and credit card portfolios of Korean financial institutions, the Korean government has implemented various changes to the regulations governing retail loans and credit card operations generally. See “Item 3D. Risk Factors—Risks relating to government regulation and policy” and “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

As a result of the developments in the Korean economy described above, as well as factors such as high oil prices, the weakness of the economy in certain parts of the world, the war in Iraq and its aftermath, recent large-scale natural disasters in certain parts of the world and tensions with North Korea, the economic outlook for the financial services sector in Korea in 2005 and for the foreseeable future is uncertain.

New Basel Capital Accord

In December 2004, the Financial Supervisory Service announced that it would implement Basel II in Korea by the end of 2007. The implementation of Basel II will have a substantial effect on the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk. Basel II also institutes new measures that will require us to take into account individual borrower credit risk and operational risk when calculating risk-weighted assets.

In addition, under Basel II, we are permitted to follow either a standardized approach or an internal rating-based approach with respect to calculating capital requirements. We have, subject to approval from the Financial

Supervisory Service, voluntarily chosen to establish and follow an internal rating model, which is more stringent in terms of calculating risk sensitivity with respect to our capital requirements. Since we will be implementing this model for the first time in connection with our implementation of Basel II, our internal rating model may require an increase in our capital requirements, which will require us to either improve our asset quality or raise additional capital.

Changes in Securities Values, Exchange Rates and Interest Rates

Fluctuations of exchange rates, interest rates and stock prices affect, among other things, the demand for our products and services, the value and rate of return on our assets, the availability and cost of funding and the financial condition of our customers. The following table shows, for the dates indicated, the stock price index of all equities listed on the Stock Market Division of the Korea Exchange as published in the KOSPI, the Won to U.S. dollar exchange rates and benchmark Won borrowing interest rates.

	Dec. 31, 2000	June 30, 2001	Dec. 31, 2001	June 30, 2002	Dec. 31, 2002	June 30, 2003	Dec. 31, 2003	June 30, 2004	Dec. 31, 2004
KOSPI	504.62	595.13	693.70	742.72	627.55	669.93	810.71	785.79	895.92
(Won)/US$ exchange rates (1)	1,267.0	1,303.0	1,313.5	1,205.0	1,186.3	1,196.0	1,192.0	1,156.0	1,035.1
Corporate bond rates (2)	8.3%	7.3%	7.2%	6.7%	5.8%	5.6%	5.7%	5.0%	3.9%
Treasury bond rates (3)	6.7%	5.9%	5.9%	5.7%	5.1%	4.2%	4.8%	4.2%	3.3%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Finance and Economy of Korea.

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

Allowance for Loan Losses

We evaluate our loan portfolio for impairment on an ongoing basis. We have established an allowance for loan losses, which is available to absorb the losses that we estimate we will incur in our loan portfolio as of the balance sheet date. If we believe that additions to the allowance for loan losses are required, then we record provisions for loan losses, which are treated as charges against current income. Credit exposures that we deem to be uncollectible, net of recoveries of previously charged-off amounts, are charged directly against the allowance for loan losses.

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

Our consolidated financial statements for the year ended December 31, 2004 included a total loan loss allowance of (Won)4,520 billion as of that date (including allowances with respect to guarantees and acceptances). Our total loan charge-offs, net of recoveries, amounted to (Won)5,186 billion and our provision for losses on loans, guarantees and acceptances amounted to (Won)3,861 billion in 2004.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and investments in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.

•	Trading assets and liabilities: Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading assets and liabilities also include derivatives used for trading purposes as well as those used for other than trading purposes that do not qualify for hedge accounting and foreign exchange spot contracts. Trading positions are carried at fair value and recorded on a trade date basis, with changes in fair value recognized in net trading revenue as they occur.

•	Debt and marketable equity securities: We classify our investments in debt and marketable equity securities as available-for-sale when we intend to hold the securities for an indeterminable period of time or when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. Available-for-sale securities are reported at fair value. Unrealized gains and losses are excluded from earnings and reported in a separate component of stockholders’ equity. Any other-than-temporary declines in the fair value of available-for-sale securities results in the recognition of realized loss in earnings. We carry our investments in held-to-maturity debt securities at amortized cost if we intend, and have the ability to, hold them to maturity. Declines in fair value of individual held-to-maturity securities below their amortized cost that are other-than-temporary result in write-downs of the securities to their fair value.

•	Nonmarketable or restricted equity securities: Some equity securities do not have readily determinable marketable values or have sales restrictions exceeding one year. We carry such securities at cost, with any other-than-temporary impairment recorded in earnings. The fair values of nonmarketable equity securities are based on the latest obtainable net asset value of the investees, which often reflect cost or other reference events or valuation performed by qualified independent valuators. The fair values of restricted equity securities are based on the latest market value of the related nonrestricted securities less a restriction discount. Any changes in the information or assumptions used in obtaining the fair values could significantly affect the fair value of these investments.

•	Investments in venture capital activities: Certain of our subsidiaries engage exclusively in venture capital activities. We carry venture capital investments at fair value with net changes in fair value recognized as noninterest income or expense. The fair values of publicly traded securities these subsidiaries hold are generally based on quoted market prices. Securities that these subsidiaries hold that are not publicly traded are originally recorded at cost, which is deemed to be fair value as of the acquisition date. Subsequent to that date we estimate fair value based on investee transactions with unaffiliated parties or based on our review of the investee’s financial results and condition. If such information is not readily available, the fair values are based on the latest obtainable net asset value of the investees. Any changes to these assumptions could significantly affect the fair values of these investments.

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

Goodwill and Other Intangible Assets

We recognized a significant amount of goodwill in connection with our merger with H&CB and our acquisitions of Kookmin Credit Card and the assets and liabilities of Hanil Life Insurance. In addition, we acquired core deposit and credit card relationship intangible assets upon our merger with H&CB and Kookmin Credit Card.

Goodwill represents the excess of acquisition cost over the fair value of assets and liabilities acquired in a business combination. We allocated goodwill to the reporting unit level, which we define as an operating segment, or one level below. We do not amortize goodwill. Instead, we perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate that it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value is less than the carrying amount, a second test is required to measure the amount of goodwill impairment. The second step of the goodwill impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess. Impairment assessments are performed using a variety of valuation methodologies, including discounted cash flow estimates. Management estimates the future cash flows expected to be derived from the use and, if applicable, the terminal value of the assets. The key variables that management must estimate include, among other factors, market trading volume, market share, fee income, growth rate and profitability margin. Although the assumptions used are consistent with internal planning, significant management judgment is involved in estimating these variables, which include inherent uncertainties. A discount rate is applied to the cash flow estimates considering our cost of capital rate and specific country and industry risk factors.

We recorded the other intangible assets at their estimated fair values. The core deposit intangible asset reflects the value of the base of demand deposits and savings accounts acquired, which we can expect to maintain for an extended period because of generally stable customer relationships. The fair value of this asset was based principally upon the estimates of: (1) the funding benefits that these deposits provide relative to our alternative funding sources; and (2) the projected run-off of the related customer accounts. The credit card relationship intangible asset reflects the value of the credit card relationships acquired from which we expect to derive future benefits over the estimated life of such relationships. The fair value of this asset was based principally upon the estimates of: (1) the profitability of the acquired accounts; and (2) the projected run-off of the acquired accounts. We will amortize these intangible assets over their estimated useful lives, which range from approximately six to ten years, on an accelerated basis. Any changes to the assumptions used in determining the fair values or the estimated useful lives of such assets could significantly affect the carrying values of these intangible assets. We periodically perform an impairment review on these intangible assets when circumstances warrant such an evaluation, and any impaired amounts are written off.

We believe that the accounting estimates related to the fair values of our acquired goodwill and other intangible assets is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period because they require assumptions about future cash flows, run-off rates and profitability; and (2) any significant difference between our estimates and the actual amounts could result in valuation losses which may have a material impact on our net income. Our assumptions about estimated future cash flows, run-off rates and profitability require significant judgment and the fair values of the goodwill and other intangible assets could fluctuate in the future, based on a variety of factors.

Results of Operations

Results of operations for each of the three years presented below do not include results for subsidiaries that we disposed of in 2002, the results of which have been aggregated as “discontinued operations” in 2002.

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year ended December 31,						Year ended December 31,
	2002		2003		2004		2003/2002	2004/2003
	(in billions of Won, except percentages)						(% change)
Interest and dividend income
Loans, including fees (1)	(Won)	11,824	(Won)	12,062	(Won)	10,826	2.0%	(10.2)%
Trading securities		112		105		156	(6.3)	48.6
Investment securities		1,419		1,513		1,004	6.6	(33.6)
Call loans and securities purchased under resale agreements		34		61		85	79.4	39.3
Deposits		61		14		21	(77.0)	50.0

Total interest and dividend income		13,450		13,755		12,092	2.3	(12.1)

Interest expense
Deposits		4,543		4,137		3,834	(8.9)	(7.3)
Call money		71		65		42	(8.5)	(35.4)
Other borrowed funds		521		598		332	14.8	(44.5)
Secured borrowings		325		476		366	46.5	(23.1)
Long-term debt		1,274		1,186		942	(6.9)	(20.6)

Total interest expense		6,734		6,462		5,516	(4.0)	(14.6)

Net interest income	(Won)	6,716	(Won)	7,293	(Won)	6,576	8.6	(9.8)

Net interest margin (2)		4.02%		4.01%		3.84%

(1)	Fees primarily include annual fees on credit cards.
(2)	The ratio of net interest income to average interest earning assets. See “Item 3A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2004 to 2003

Interest and dividend income.    Interest and dividend income decreased 12.1% from (Won)13,755 billion in 2003 to (Won)12,092 billion in 2004, primarily due to a 10.2% decrease in interest and fees on loans and a 33.6%

decrease in interest and dividends from investment securities. The average balance of our interest earning assets decreased 5.8% from (Won)182,010 billion in 2003 to (Won)171,380 billion in 2004, and the average yields on our interest earning assets declined from 7.56% in 2003 to 7.06% in 2004.

The 10.2% decrease in interest and fees on loans from (Won)12,062 billion in 2003 to (Won)10,826 billion in 2004 was primarily the result of:

•	a 27.0% decrease in the average volume of credit card balances, primarily in cash advances and credit card loans, from (Won)16,498 billion in 2003 to (Won)12,049 billion in 2004, which was enhanced by a decrease of 83 basis points in average yields on such loans from 17.25% in 2003 to 16.42% in 2004;

•	a 4.0% decrease in the average volume of commercial and industrial loans from (Won)44,134 billion in 2003 to (Won)42,369 billion in 2004, which was enhanced by a decrease of 24 basis points in average yields on such loans from 6.47% in 2003 to 6.23% in 2004;

•	a 26.7% decrease in the average volume of construction loans from (Won)6,433 billion in 2003 to (Won)4,718 billion in 2004, which was enhanced by a decrease of 107 basis points in average yields on such loans from 7.62% in 2003 to 6.55% in 2004; and

•	a 6.2% decrease in the average volume of other consumer loans from (Won)29,077 billion in 2003 to (Won)27,287 billion in 2004, which was enhanced by a decrease of 11 basis points in average yields on such loans from 8.16% in 2003 to 8.05% in 2004.

These decreases were partially offset by a 15.1% increase in the average volume of mortgage and home equity loans from (Won)48,535 billion in 2003 to (Won)55,863 billion in 2004, which in turn was partially offset by a decrease of 58 basis points in average yields on such loans from 7.04% in 2003 to 6.46% in 2004.

The average volume of our loans (other than mortgage and home equity loans) decreased principally as a result of our efforts to concentrate on improving the asset quality of our loans rather than increasing the size of our loan portfolio, particularly with respect to our small- and medium-sized enterprise loans and our other consumer loans. This decrease was enhanced by a substantial decrease in the average volume of our credit card balances as a result of the high level of charge-offs we recorded as part of our continuing efforts to improve the asset quality of our credit card portfolio. These decreases were partially offset by average volume growth in our mortgage and home equity loans, which reflected higher demand for such loans in Korea as well as our increased marketing efforts with respect to such loan products. Our average yield on loans decreased 72 basis points from 8.21% to 7.49% principally as a result of the general decline in market interest rates in Korea from 2003 to 2004.

Our securities portfolio consists primarily of investment securities, of which 90.8% represented debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Korea Electric Power Corporation, the Korea Deposit Insurance Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) and debt securities issued by financial institutions and other Korean banks as of December 31, 2004. Interest and dividends on investment securities decreased 33.6% from (Won)1,513 billion in 2003 to (Won)1,004 billion in 2004. This decrease was primarily due to a 31.9% decrease in the average volume of our investment securities from (Won)29,431 billion in 2003 to (Won)20,030 billion in 2004, reflecting the redemption upon maturity of debt securities in our portfolio and a shift in our asset mix toward assets that offer higher long-term returns than investment securities. The effect of this decrease was enhanced by a 13 basis point decline in average yields on our investment securities from 5.14% in 2003 to 5.01% in 2004, as a result of the general decline in market interest rates in Korea from 2003 to 2004.

Our securities portfolio also includes trading securities, of which 91.9% represented debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by financial institutions and other Korean banks as of December 31, 2004. Interest and dividends on trading securities increased 48.6% from (Won)105 billion in 2003 to (Won)156 billion in 2004. This increase was primarily due to a 122 basis point increase in average yields on such securities from 3.58% in 2003 to 4.80% in 2004, as a result of a shift in the asset mix of our trading securities portfolio toward higher-yielding debt securities.

Interest Expense.    Interest expense decreased 14.6% from (Won)6,462 billion in 2003 to (Won)5,516 billion in 2004, primarily due to a 7.3% decline in interest expense on deposits, a 44.5% decline in interest expense on other borrowed funds, a 20.6% decline in interest expense on long-term debt and a 23.1% decline in interest expense on secured borrowings. The average balance of our interest bearing liabilities decreased 3.7% from (Won)166,682 billion in 2003 to (Won)160,581 billion in 2004, principally as a result of decreases in other borrowed funds, long-term borrowings and secured borrowings, which was enhanced by a 44 basis point decline in average cost from 3.88% in 2003 to 3.44% in 2004.

The 7.3% decrease in interest expense on deposits from (Won)4,137 billion in 2003 to (Won)3,834 billion in 2004 was primarily the result of:

•	a 40 basis point decline in the average interest rate paid on other time deposits from 4.38% in 2003 to 3.98% in 2004, which was partially offset by a 0.7% increase in the average volume of such deposits from (Won)67,733 billion in 2003 to (Won)68,230 billion in 2004;

•	a 74 basis point decline in the average interest rate paid on mutual installment deposits from 5.37% in 2003 to 4.63% in 2004, which was partially offset by a 1.3% increase in the average volume of such deposits from (Won)11,946 billion in 2003 to (Won)12,105 billion in 2004; and

•	a 12 basis point decline in the average interest rate paid on savings deposits from 0.91% in 2003 to 0.79% in 2004, which was partially offset by a 1.8% increase in the average volume of such deposits from (Won)38,368 billion in 2003 to (Won)39,042 billion in 2004.

These declines in the average interest rates paid on deposits resulted from the general decline in market interest rates in Korea from 2003 to 2004, while the increases in the average volume of such deposits was primarily attributable to sustained demand for our deposit products in 2004.

Other borrowed funds consist primarily of short-term borrowings, borrowings from the Bank of Korea, short-term foreign currency borrowings, short-term debentures and borrowing from our trust accounts. The 44.5% decrease in interest expense on other borrowed funds from (Won)598 billion in 2003 to (Won)332 billion in 2004 resulted mainly from a decrease in the average volume of such borrowings, which was enhanced by a decrease in the average interest rate paid with respect to such borrowings. The average volume of short-term borrowings other than borrowings from the Bank of Korea decreased 38.5% from (Won)13,250 billion in 2003 to (Won)8,150 billion in 2004, while the average volume of borrowings from the Bank of Korea declined 10.7% from (Won)1,020 billion in 2003 to (Won)911 billion in 2004. Such decreases mainly reflected a decrease in our funding needs as a result of the decline in the size of our loan portfolio. The average interest rate paid on short-term borrowings other than borrowings from the Bank of Korea decreased 52 basis points from 4.32% in 2003 to 3.80% in 2004, while the average interest rate paid on borrowings from the Bank of Korea declined four basis points from 2.45% in 2003 to 2.41% in 2004. Such decreases mainly reflected our greater reliance on lower cost short-term Won-denominated debentures as a funding source, as well as the general decline in market interest rates in Korea from 2003 to 2004.

The 20.6% decrease in interest expense on long-term debt from (Won)1,186 billion in 2003 to (Won)942 billion in 2004 resulted from a decrease in both the average volume and average cost of such debt. The average volume of our long-term debt declined 14.9% from (Won)19,678 billion in 2003 to (Won)16,749 billion in 2004 due to a decrease in our funding needs as a result of the decline in the size of our loan portfolio. The average interest rate paid on our long-term debt declined 41 basis points from 6.03% in 2003 to 5.62% in 2004, due to the general decline in market interest rates in Korea from 2003 to 2004 and as we replaced maturing long-term debt with lower cost long-term debt.

The 23.1% decrease in interest expense on secured borrowings from (Won)476 billion in 2003 to (Won)366 billion in 2004 resulted from a decrease in both the average cost and average volume of such borrowings. The average interest rate paid on our secured borrowings decreased 89 basis points from 5.84% in 2003 to 4.95% in 2004, principally as a result of the general decline in market interest rates in Korea. The average volume of our secured borrowings declined 9.2% from (Won)8,150 billion in 2003 to (Won)7,400 billion in 2004 as a result of the liquidation of our special purpose vehicles due to the collection of underlying receivables.

Net interest margin.    Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin decreased from 4.01% in 2003 to 3.84% in 2004. Net interest income decreased 9.8% from (Won)7,293 billion in 2003 to (Won)6,576 billion in 2004. The average volume of our interest earning assets decreased 5.8% from (Won)182,010 billion in 2003 to (Won)171,380 billion in 2004. The decrease in net interest margin reflected the larger decline in our net interest income compared to the decline in the average volume of our interest earning assets, which was primarily due to the larger decline in the average yield on our interest earning assets (driven mainly by a sharp decline in the average volume of higher yielding assets such as credit card receivables and other consumer loans) relative to the decline in the average cost of our interest bearing liabilities, and the resulting decrease in our net interest spread.

Comparison of 2003 to 2002

Interest and dividend income.    Interest and dividend income increased 2.3% from (Won)13,450 billion in 2002 to (Won)13,755 billion in 2003, primarily due to a 2.0% increase in interest and fees on loans and a 6.6% increase in interest and dividends from investment securities. The average balance of our interest earning assets increased 8.9% from (Won)167,073 billion in 2002 to (Won)182,010 billion in 2003, principally as a result of increased consumer loan demand as a result of both higher levels of consumer spending and our marketing efforts, which more than offset a decline in average yields from 8.05% in 2002 to 7.56% in 2003.

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

Interest and dividends on investment securities increased 6.6% from (Won)1,419 billion in 2002 to (Won)1,513 billion in 2003. This increase was primarily due to an increase in the proportion of debt securities invested in trust beneficiary certificates as a result of a shift to more income generating investments in 2003. The effect of this increase was partially offset by a 52 basis point decline in average yields from 5.66% in 2002 to 5.14% in 2003, as a result of the general decline in market interest rates in Korea from 2002 to 2003.

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

The 8.9% decrease in interest expense on deposits from (Won)4,543 billion in 2002 to (Won)4,137 billion in 2003 was primarily the result of:

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

These declines in the average interest rates paid on deposits resulted from the general decline in market interest rates in Korea from 2002 to 2003, while the overall increase in the average volume of such deposits was primarily attributable to increased demand for deposit products.

The 6.9% decrease in interest expense on long-term debt from (Won)1,274 billion in 2002 to (Won)1,186 billion in 2003 resulted from a decrease in both the average cost and average volume of such debt. The average interest rate paid on our long-term debt declined 26 basis points from 6.29% in 2002 to 6.03% in 2003, due to the general decline in market interest rates in Korea from 2002 to 2003 and as we replaced maturing long-term debt with lower cost long-term debt. The average volume of our long-term debt declined 2.9% from (Won)20,260 billion in 2002 to (Won)19,678 billion in 2003 as we replaced such debt with other borrowed funds due to the lower borrowing costs for such funds.

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

The 14.8% increase in interest expense on other borrowed funds from (Won)521 billion in 2002 to (Won)598 billion in 2003 was due to an increase in the average volume of such borrowings, which was partially offset by a decrease in the average interest rate paid with respect to such borrowings. The average volume of short-term borrowings other than borrowings from the Bank of Korea increased 46.0% from (Won)9,077 billion in 2002 to (Won)13,250 billion in 2003, while the average volume of borrowings from the Bank of Korea declined 23.7% from (Won)1,337 billion in 2002 to (Won)1,020 billion in 2003. The increase in the average volume of other borrowed funds was primarily due to the issuance of more short-term Won-denominated debentures as this funding source became more attractive as a result of its lower cost. The average interest rates paid on short-term borrowings other than borrowings from the Bank of Korea decreased 106 basis points from 5.38% in 2002 to 4.32% in 2003, and the average interest rates paid on borrowings from the Bank of Korea declined two basis points from 2.47% in 2002 to 2.45% in 2003. The decrease in the average cost of other borrowed funds was primarily due to our greater reliance on lower cost Won-denominated debentures as a funding source, as well as the general decline in market interest rates in Korea from 2002 to 2003.

Net interest margin.    Our overall net interest margin declined from 4.02% in 2002 to 4.01% in 2003. Net interest income increased 8.6% from (Won)6,716 billion in 2002 to (Won)7,293 billion in 2003. The average volume of our interest earning assets increased 8.9% from (Won)167,073 billion in 2002 to (Won)182,010 billion in 2003. The decline in net interest margin was largely due to the replacement of credit card balances with other loans that generally earn interest at lower rates, such as retail loans, as well as the declines in average yields on mortgage and home equity loans and on investment securities.

Provision for Loan Losses

For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

Comparison of 2004 to 2003

Our provision for loan losses decreased from (Won)7,192 billion in 2003 to (Won)3,860 billion in 2004, as a result of lower provisions in respect of our credit card portfolio due to:

•	significant improvement in the asset quality of our credit card portfolio, as reflected in a sharp decrease in delinquency rates and non-performing loans; and

•	continued decline in our outstanding credit card balances due to significant charge-offs and our efforts to limit the growth of these assets.

This decrease was partially offset by higher provisions in respect of our corporate loan portfolio, particularly small- and medium-sized enterprise loans, and our retail loans. The higher provisions with respect to our small- and medium-sized enterprise loans were primarily due to a deterioration in the overall asset quality of such loans, while the higher provisions with respect to our retail loans were primarily due to the increase in the outstanding volume of mortgage and home equity loans, as well as an overall deterioration in asset quality in 2004.

Our loan charge-offs, net of recoveries, decreased 21.7% from (Won)6,621 billion in 2003 to (Won)5,186 billion in 2004. This decrease was attributable mainly to a (Won)2,079 billion decrease in net charge-offs of outstanding credit card balances, which was partially offset by increases in net charge-offs of retail loans and corporate loans of (Won)707 billion and (Won)63 billion, respectively.

As a result of such charge-offs, overdue balances in our credit card portfolio decreased 76.1% from (Won)3,317 billion as of December 31, 2003 to (Won)794 billion as of December 31, 2004, resulting in lower provisioning for our outstanding credit card balances.

After net charge-offs, overdue balances in our retail loan portfolio decreased 52.1% from (Won)6,221 billion as of December 31, 2003 to (Won)2,980 billion as of December 31, 2004 and overdue balances in our corporate loan portfolio decreased 1.5% from (Won)2,396 billion as of December 31, 2003 to (Won)2,360 billion as of December 31, 2004, however, the non-performing loan portion of our overdue corporate loans increased, which reflected the deterioration in the asset quality of our small- and medium-sized enterprise loans. Such deterioration and the growth of our mortgage and home equity loans, as well as continued weakness in the Korean economy, resulted in higher provisioning for these assets.

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

After net charge-offs, overdue balances in our retail loan portfolio decreased 17.0% from (Won)7,495 billion as of December 31, 2002 to (Won)6,221 billion as of December 31, 2003. Overdue balances in our corporate loan portfolio also decreased 15.2% from (Won)2,824 billion as of December 31, 2002 to (Won)2,396 billion as of December 31, 2003. However, significant increases in retail and small- and medium-sized enterprise loans and increases in delinquency rates, as well as continued weakness in the Korean economy, resulted in higher provisioning for these assets.

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

	As of December 31,
	2002	2003	2004
Impaired loans as a percentage of total corporate loans	9.3%	9.8%	8.6%
Allowance for loan losses as a percentage of total corporate loans	4.2	4.2	5.3
Allowance for loan losses as a percentage of impaired loans	34.3	28.4	38.3

During 2004, impaired loans as a percentage of total corporate loans decreased, while the level of allowance for loan losses as a percentage of both impaired loans and total corporate loans increased. Although significant charge-offs resulted in a decrease in the overall outstanding balance of both total corporate loans and impaired loans as a percentage of total corporate loans, the deterioration in the asset quality of small- and medium-sized enterprise loans led to a worse overall mix of impaired loans, resulting in an increase in allowance for loan losses as a percentage of both impaired loans and total corporate loans.

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

	As of December 31,
	2002	2003	2004
Non-performing loans as a percentage of total consumer loans	2.3%	2.4%	1.5%
Allowance for loan losses as a percentage of total consumer loans	3.2	3.8	2.3
Allowance for loan losses as a percentage of non-performing consumer loans	32.5	30.0	11.7

During 2004, non-performing consumer loans as a percentage of total consumer loans, as well as the level of allowance for loan losses as a percentage of both total consumer loans and non-performing consumer loans, decreased as a result of significant charge-offs of non-performing credit card balances and retail loans and the resulting improvement in the overall asset quality of our credit card portfolio, and as the decrease in credit card balances resulting from such charge-offs was more than offset by new mortgage and home equity loans.

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

Non-Interest Income

The following table shows, for the periods indicated, the components of our non-interest income:

	Year ended December 31,						Year ended December 31,
	2002		2003		2004		2003/2002	2004/2003
	(in billions of Won)						(% change)
Credit card merchant fees	(Won)	1,092	(Won)	1,049	(Won)	835	(3.9)%	(20.4)%
Other fees and commission income (excluding credit card merchant fees)		867		853		934	(1.6)	9.5
Net trading revenue		458		163		409	(64.4)	150.9
Trust fees, net		376		289		153	(23.1)	(47.1)
Net gain on investments		130		387		99	197.7	(74.4)
Other non-interest income		175		173		370	(1.1)	113.9

Total non-interest income	(Won)	3,098	(Won)	2,914	(Won)	2,800	(5.9)%	(3.9)%

Comparison of 2004 to 2003

Non-interest income decreased 3.9% from (Won)2,914 billion in 2003 to (Won)2,800 billion in 2004. This decrease was attributable primarily to:

•	a (Won)288 billion decrease in net gain on investments from (Won)387 billion in 2003 to (Won)99 billion in 2004;

•	a (Won)214 billion decrease in credit card merchant fees from (Won)1,049 billion in 2003 to (Won)835 billion in 2004; and

•	a (Won)136 billion decrease in net trust fees from (Won)289 billion in 2003 to (Won)153 billion in 2004.

These decreases were partially offset by a (Won)246 billion increase in net trading revenue from (Won)163 billion in 2003 to (Won)409 billion in 2004 and a (Won)196 billion increase in other non-interest income from (Won)173 billion in 2003 to (Won)369 billion in 2004.

Net gain on investments consists in gains on equity securities, debt securities and gains on other investments, net of corresponding losses. The 74.4% decrease in net gain on investments was attributable principally to a decrease of gains on equity securities, as a result of a decrease in disposal gain on equity securities due to the stabilization of the Korean equity market in 2004.

Credit card merchant fees represent fees we collect from merchants in respect of credit card purchases by our cardholders. The 20.4% decrease in credit card merchant fees was attributable principally due to a decrease in credit card charge volume as a result of our efforts to improve the asset quality of our credit card portfolio by restricting credit card usage by certain cardholders.

Net trust fees represent trust management fees we collect from our trust accounts, net of payments to cover shortfalls in our guaranteed trust products. The 47.1% decrease in net trust fees resulted primarily from a decrease in the average volume of our trust account assets due to our customers withdrawing funds from our trust accounts and investing such funds in products with higher yields, such as those offered by investment trust companies.

Net trading revenue consists of net realized and unrealized gains on securities and derivatives in our trading portfolio. The 150.9% increase in net trading revenue resulted from a (Won)172 billion increase in net gain on trading-related revenue from disposals and revaluations of derivatives and foreign exchange spot contracts from (Won)126 billion in 2003 to (Won)298 billion in 2004 and a (Won)60 billion increase in net gain on trading-related revenue from disposals and revaluations of debt securities from (Won)16 billion in 2003 to (Won)76 billion in 2004. These increases resulted respectively from an increase in the volume of our derivative and foreign exchange contracts and a decrease in market interest rates which increased the value of our debt securities.

Other non-interest income consists mainly of gains on the disposal of premises and equipment, early withdrawal fees associated with certain deposits and bancassurance fees. The 113.9% increase in other non-interest was attributable principally to a (Won)47 billion increase in gains on the disposal of premises and equipment from (Won)5 billion in 2003 to (Won)52 billion in 2004 and a (Won)35 billion increase in bancassurance fees from (Won)23 billion in 2003 to (Won)58 billion in 2004.

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

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year ended December 31,						Year ended December 31,
	2002		2003		2004		2003/2002	2004/2003
	(in billions of Won)						(% change)
Salaries and employee benefits	(Won)	1,586	(Won)	1,657	(Won)	1,702	4.5%	2.7%
Other administrative expenses		834		713		646	(14.5)	(9.4)
Other fees and commissions		701		523		537	(25.4)	2.7
Depreciation and amortization		443		526		441	18.7	(16.2)
Credit card fees		390		521		332	33.6	(36.3)
Other non-interest expenses		433		466		374	7.6	(19.7)

Total non-interest expense	(Won)	4,387	(Won)	4,406	(Won)	4,032	0.4%	(8.5)%

Comparison of 2004 to 2003

Non-interest expense decreased 8.5% from (Won)4,406 billion in 2003 to (Won)4,032 billion in 2004. This decrease was primarily due to:

•	a (Won)189 billion decrease in credit card fees from (Won)521 billion in 2003 to (Won)443 billion in 2004;

•	a (Won)92 billion decrease in other non-interest expenses from (Won)466 billion in 2003 to (Won)374 billion in 2004;

•	an (Won)85 billion decrease in depreciation and amortization from (Won)526 billion in 2003 to (Won)441 billion in 2004; and

•	a (Won)67 billion decrease in other administrative expenses from (Won)713 billion in 2002 to (Won)646 billion in 2003.

These decreases were partially offset by a (Won)45 billion increase in salaries and employment benefits from (Won)1,657 billion in 2003 to (Won)1,702 billion in 2004.

Credit card fees include fees and commissions paid to our sales agents, expenses related to awarding mileage and bonus points to our credit card customers and fees and commissions paid to our member merchants. The 36.3% decrease in credit card fees resulted mainly from decreases in credit card charge volume and in new credit card issuances due to our efforts to improve the asset quality of our credit card portfolio by restricting credit card usage by certain cardholders and applying stricter criteria for new credit card issuances.

Other non-interest expenses include mainly losses in connection with the sale of loans and losses on the disposal of premises and equipment. The 19.7% decrease in other non-interest expenses resulted mainly from a (Won)98 billion decrease in losses in connection with the sale of loans due to the sale of mostly corporate loans that had already been charged off in the prior year.

The 16.2% decrease in depreciation and amortization resulted mainly from a decrease in the new purchase of property and equipment.

The 9.4% decrease in other administrative expenses (which include other employee benefits, advertising, public relations, sales promotion and data processing expenses) was primarily attributable to a decrease in advertising and sales promotion expenses.

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

The 33.6% increase in credit card fees resulted mainly from increased fees paid in connection with collection activities in respect of overdue credit card receivables.

The 18.7% increase in depreciation and amortization resulted mainly from an increase in depreciation of purchased office equipment.

Other fees and commission expenses consist primarily of contributions to the Korea Credit Guarantee Fund and the Housing Credit Guarantee Fund for loan guarantees, premiums paid to the Korea Deposit Insurance Corporation for deposit insurance, commissions paid to loan collection agents on overdue loans (other than credit card receivables) and related fees. The 25.4% decline in other fees and commission expenses was principally due to a decrease in fees paid in respect of mortgage loans.

The 14.5% decline in other administrative expenses was primarily attributable to a decrease in advertising and sales promotion expenses.

Income Tax Expense (Benefit)

Comparison of 2004 to 2003

Income tax benefit of (Won)367 billion in 2003 changed to an income tax expense of (Won)448 billion in 2004 as a result of an increase in earnings and a decrease in our deferred income tax assets from 2003 to 2004. The statutory tax rate applicable to us was approximately 29.7% in 2003 and 2004. From 2005, the statutory tax rate will be lowered to 27.5% applicable to taxable income in excess of (Won)100 million and 14.3% applicable to taxable income of (Won)100 million or below. Our effective tax rate was 27.9% in 2003 and 30.3% in 2004.

Comparison of 2003 to 2002

Income tax expense of (Won)597 billion in 2002 changed to an income tax benefit of (Won)367 billion in 2003 as a result of the net loss incurred in 2003 and an increase in our deferred income tax assets from 2002 to 2003. The effect of this increase was partially offset by (Won)123 billion of income tax accrued in 2003 in respect of prior periods. The statutory tax rate applicable to us was approximately 29.7% in 2002 and 2003. Our effective tax rate was 38.8% in 2002 and 27.9% in 2003.

Minority Interest

Comparison of 2004 to 2003

Minority interest represents the allocation to minority shareholders of their interests in the gain or loss of our non-wholly owned consolidated subsidiaries. Income attributable to minority interests was (Won)52 billion in 2003 compared to an expense of (Won)3 billion in 2004. The income in 2003 was due primarily to the deduction of the portion of the loss of Kookmin Credit Card in 2003 that was attributable to the interests of minority shareholders, while the expense in 2004 was due primarily to the deduction of the portion of the net income earned by KB Asset Management that was attributable to such interests.

Comparison of 2003 to 2002

Income attributable to minority interests declined 75.4% from (Won)211 billion in 2002 to (Won)52 billion in 2003. The income in 2002 was due primarily to the deduction of the portion of the loss suffered by Kookmin Credit Card in 2002 that was attributable to the interests of minority shareholders, which was reduced in 2003 due to the merger of Kookmin Credit Card with us in September 2003.

Net Income from Discontinued Operations After Tax

Comparison of 2004 and 2003

Net income from discontinued operations after tax represents that portion of our net income derived from the operations of subsidiaries that we have disposed of during the year. We had no such income in 2003 and 2004.

Comparison of 2003 and 2002

Net income from discontinued operations after tax in 2002 represents that portion of our net income derived from the operations of Kookmin Leasing, KB Asset Management and Alpha Capital Corporation (formerly Jooeun Leasing), which are subsidiaries that we disposed of during 2002. Net income from discontinued operations after tax amounted to (Won)97 billion in 2002, while we had no such income in 2003.

Net Income

As a result of the above, our net income was (Won)1,032 billion in 2004, as compared to a net loss of (Won)947 billion in 2003 and net income of (Won)1,252 billion in 2002.

Results under Korean GAAP by Principal Business Segment

We are organized into four major business segments: retail banking, credit card operations, corporate banking and international banking and capital markets. The following discussion is based upon our internal management account information, prepared based on Korean GAAP. The following table shows, for the periods indicated, our results of operation by segment based on this information:

	Net income (1) Year ended December 31,						Total revenue Year ended December 31,
	2002		2003		2004		2002		2003		2004
	(in billions of Won)
Retail banking	(Won)	878	(Won)	863	(Won)	724	(Won)	12,595	(Won)	12,523	(Won)	12,225
Credit card operations		(326)		(1,816)		(220)		4,525		3,655		2,585
Corporate banking		166		(133)		(245)		3,430		3,648		3,119
International banking and capital markets		282		478		48		6,600		6,103		9,558
Other		63		(4)		34		1,416		1,197		929

Total	(Won)	1,063		(Won)(612)	(Won)	341	(Won)	28,566	(Won)	27,126	(Won)	28,416

(1)	After deduction of income tax allocated proportionately among each segment.

Retail Banking

Our retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2002		2003		2004		2003/2002	2004/2003
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	12,387	(Won)	12,094	(Won)	11,610	(2.4)%	(4.0)%
Interest expense		8,375		8,024		7,487	(4.2)	(6.7)
Provision for loan losses		654		822		1,402	25.7	70.6
Non-interest income		208		429		615	106.3	43.4
Non-interest expense including depreciation and amortization		2,296		2,160		2,249	(5.9)	4.1

Net income before tax		1,270		1,517		1,087	19.4	(28.3)
Income tax (1)		392		654		363	66.8	(44.5)

Net income	(Won)	878	(Won)	863	(Won)	724	(1.7)%	(16.1)%

(1)	Portion of income tax allocated to this segment.

Comparison of 2004 to 2003

Our net income before tax for this segment decreased 28.3% from (Won)1,517 billion in 2003 to (Won)1,087 billion in 2004.

Interest income from our retail banking activities decreased 4.0% from (Won)12,094 billion in 2003 to (Won)11,610 billion in 2004, primarily due to a decline in average interest rates on inter-segment lending from retail banking to other segments as a result of declines in market interest rates in Korea, which caused interest income from these loans to decrease 11.4% from (Won)6,483 billion in 2003 to (Won)5,741 billion in 2004. This decrease was partially offset by an increase in average retail lending volumes, specifically for mortgage and home equity loans, principally as a result of greater demand for such loans. The average volume of retail loans increased 7.2% from (Won)77,525 billion in 2003 to (Won)83,118 billion in 2004, the effect of which was partially offset by a decline in average interest rates in respect of such loans as a result of the general decline in market interest rates in Korea. As a result of these effects, interest income relating to retail loans increased 1.7% from (Won)5,769 billion in 2003 to (Won)5,869 billion in 2004.

Our largest and most important funding source is deposits from retail customers, which represent approximately three-quarters of our total deposits. Interest expense in the retail banking segment decreased 6.7% from (Won)8,024 billion in 2003 to (Won)7,487 billion in 2004, due to a decline in average interest rates on deposit and savings products from 3.4% in 2003 to 3.1% in 2004, which was partially offset by a 2.3% increase in the average volume of deposit and savings products from (Won)125,049 billion in 2003 to (Won)127,877 billion in 2004. As a result, interest expense relating to deposit and savings products declined 8.7% from (Won)4,270 billion in 2003 to (Won)3,898 billion in 2004.

Provision for loan losses on retail loans increased 70.6% from (Won)822 billion in 2003 to (Won)1,402 billion in 2004, primarily due to an increase in mortgage and home equity loan volume, as well as a deterioration in the asset quality of our retail loan portfolio, including increasing delinquencies and non-performing loans.

Non-interest income increased 43.4% from (Won)429 billion in 2003 to (Won)615 billion in 2004, primarily due to an increase in fees derived from sales of third-party insurance products and sales of beneficiary certificates.

Non-interest expense, which includes depreciation and amortization, increased 4.1% from (Won)2,160 billion in 2003 to (Won)2,249 billion in 2004 primarily due to a change in Korean GAAP, commencing in 2004, which requires, provisions for loan losses recorded in the year of sale in respect of loans sold to be reversed upon the sale and booked as part of the loss or gain on sale of such loans. As a result, losses on sales of retail loans increased in 2004 compared to 2003, which contributed to the increase in non-interest expense.

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

Interest expense in the retail banking segment decreased 4.2% from (Won)8,375 billion in 2002 to (Won)8,024 billion in 2003, primarily due to a decline in average interest rates on deposit and savings products from 3.9% in 2002 to 3.4% in 2003, which was partially offset by a 5.4% increase in the average volume of those products from (Won)118,645 billion in 2002 to (Won)125,049 billion in 2003. As a result, interest expense relating to deposit and savings products declined 10.3% from (Won)4,757 billion in 2002 to (Won)4,270 billion in 2003. The decrease was partially offset by a 67.3% increase in interest expense relating to bonds sold under repurchase agreements from (Won)107 billion in 2002 to (Won)179 billion in 2003, which resulted from the higher volume of such bonds sold.

Provision for loan losses on retail loans increased 25.7% from (Won)654 billion in 2002 to (Won)822 billion in 2003 primarily due to a deterioration in the asset quality of our retail loan portfolio; including increasing delinquencies and non-performing loans, as well as an increase in retail loan volume.

Non-interest income increased 106.3% from (Won)208 billion in 2002 to (Won)429 billion in 2003 primarily due to new fees derived from sales of third-party insurance products commencing in August 2003, as well as an increase of other fees and commissions, particularly gain on dormant deposits and early repayment commissions, resulting in part from the increased average volume of assets and liabilities of our retail segment. Also, in 2003, fee and commission income derived from sales of beneficiary certificates was included in this segment, which had previously been included in the “other” segment.

Non-interest expense, which includes depreciation and amortization, decreased 5.9% from (Won)2,296 billion in 2002 to (Won)2,160 billion in 2003 primarily due to a 14.6% decrease in expenses allocated to this segment with respect to services shared with other segments from (Won)1,496 billion in 2002 to (Won)1,278 billion in 2003, as a result of the allocation of a higher portion of our aggregate salaries and wages to the credit card segment in connection with our merger with Kookmin Credit Card. In addition, costs associated with registering collateral in connection with certain loans decreased 88.2% from (Won)161 billion in 2002 to (Won)19 billion in 2003 due to a decrease in the volume of new secured loans provided and as we started to defer and amortize a certain portion of those costs as loan origination costs in 2003 due to the adoption of a new accounting principle under Korean GAAP, which we had not done in 2002. These decreases were partially offset by an increase in insurance fee expense on deposits resulting from an increased premium rate charged by the KDIC.

Credit Card Operations

Our credit card segment handles our credit card activities. Prior to its merger into us in September 2003, these activities were managed principally by Kookmin Credit Card, our consolidated subsidiary. Subsequent to the merger, these activities and the related assets and liabilities have been combined with us and are managed by the relevant units of our bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2002		2003		2004		2003/2002	2004/2003
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	2,748	(Won)	2,084	(Won)	1,406	(24.2)%	(32.5)%
Interest expense		1,015		758		386	(25.3)	(49.1)
Provision for loan losses		2,434		287		781	(88.2)	172.1
Non-interest income		1,778		1,571		1,178	(11.6)	(25.0)
Non-interest expense including depreciation and amortization		1,432		5,770		1,792	302.9	(68.9)

Net income (loss) before tax		(355)		(3,160)		(375)	790.1	(88.1)
Income tax (1)		(29)		(1,344)		(155)	4,534.5	(88.5)

Net income (loss)	(Won)	(326)	(Won)	(1,816)	(Won)	(220)	457.1	(87.9)%

(1)	Portion of income tax allocated to this segment.

Comparison of 2004 to 2003

Our net loss before tax for this segment decreased from (Won)3,160 billion in 2003 to (Won)375 billion in 2004. The decrease in net loss in 2004 was primarily as a result of a decrease in loan loss provisions, a portion of which was recorded as non-interest expense, as described below.

Interest income from our credit card operations decreased 32.5% from (Won)2,084 billion in 2003 to (Won)1,406 billion in 2004. This decrease was primarily due to a decrease in the average volume of outstanding credit card balances, as a result of a high level of charge-offs. The average volume of cash advances and card loans decreased 35.0% from (Won)7,749 billion in 2003 to (Won)5,033 billion in 2004. The decrease in average outstanding credit card balances was partially offset by an increase in the average interest rates in respect of such outstanding balances from 16.6% in 2003 to 20.6% in 2004, principally as a result of a decrease in delinquencies.

Interest expense decreased 49.1% from (Won)758 billion in 2003 to (Won)386 billion in 2004 due to decreased funding costs resulting from lower average balances of inter-segment borrowings and lower average interest rates in respect of such borrowings as a result of a decline in market interest rates. In addition, interest expense declined because debentures and borrowings of Kookmin Credit Card were combined with us and, accordingly, the interest expense from such debentures and borrowings was reclassified to the international banking and capital markets segment, following Kookmin Credit Card’s merger with us in September 2003.

Provision for loan losses increased 172.1% from (Won)287 billion in 2003 to (Won)781 billion in 2004. The provision for loan losses for 2003 does not include (Won)1,438 billion of such provision recorded during the first three quarters of 2003 by Kookmin Credit Card that was reclassified as non-interest expense, as part of a provision for losses due to the merger of Kookmin Credit Card with us. Including such amount, provision for loan losses decreased 54.7% from 2003 to 2004, primarily as a result of the decrease in outstanding credit card balances, as well as an improvement in their asset quality.

Non-interest income decreased 25.0% from (Won)1,571 billion in 2003 to (Won)1,178 billion in 2004. This decrease resulted principally from a decrease in the total volume of credit card transactions, which led to a decrease in installment purchase fees and fees and commissions received from member merchants, who are charged from 1.0% to 4.5% on transaction amounts based on balance of credit and frequency of usage. This decrease was partially offset by a 0.1% increase in average merchant fee rates charged by us from 2.4% of transaction amounts in 2003 to 2.5% of transaction amounts in 2004.

Non-interest expense, which includes depreciation and amortization, decreased 68.9% from (Won)5,770 billion in 2003 to (Won)1,792 billion in 2004, primarily due to a decrease in losses on sales of credit card balances as a result of the lower volume of such sales in 2003 compared to 2004. A one-time provision recorded in 2003 for losses due to the merger of Kookmin Credit Card with us of (Won)1,652 billion (comprising a provision for loan losses of (Won)1,438 billion and a loss on valuation of securities of (Won)214 billion) for the first three quarters of 2003 also contributed to the decrease in non-interest income from 2003 to 2004.

Comparison of 2003 to 2002

Our net loss before tax for this segment increased more than eight-fold from (Won)355 billion in 2002 to (Won)3,160 billion in 2003, primarily as a result of higher loan loss provisions, a portion of which was recorded as non-interest expense as described below. In both 2002 and 2003, income tax allocation had a positive effect on the net loss from this segment, which increased from (Won)326 billion in 2002 to (Won)1,815 billion in 2003.

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

Interest expense for our credit card operations decreased 25.3% from (Won)1,015 in 2002 to (Won)758 in 2003, due to decreased funding costs resulting from lower average balances of inter-segment borrowings and lower average interest rates in respect of such borrowings as a result of a decline in market interest rates. In addition, interest expense declined because debentures and borrowings of Kookmin Credit Card were combined with us and, accordingly, the interest expense from such debentures and borrowings was reclassified to the international banking and capital markets segment, following Kookmin Credit Card’s merger with us in September 2003.

Provision for loan losses decreased 88.2% from (Won)2,434 billion in 2002 to (Won)287 billion in 2003. The provision for loan losses for 2003 does not include (Won)1,438 billion of provision for loan losses recorded during the first three quarters of 2003 by Kookmin Credit Card that was reclassified as non-interest expense in 2003, as part of a provision for losses due to the merger of Kookmin Credit Card with us. Including such amount, provision for loan losses decreased 41.4% from 2002 to 2003, primarily as a result of the decrease in outstanding credit card balances. However, we continued to experience high levels of delinquencies in 2003, and also became subject to higher regulatory minimum provisioning ratios required for banks with respect to balances previously held by Kookmin Credit Card following its merger with us, which partially offset the effects of the decrease in outstanding credit card balances.

Non-interest income decreased 11.6% from (Won)1,778 billion in 2002 to (Won)1,571 billion in 2003. This decrease resulted principally from a decrease in the total volume of credit card transactions, which led to a decrease in installment purchase fees and fees and commissions received from member merchants, who are charged from 1.0% to 4.5% on transaction amounts based on balance of credit and frequency of usage. In addition, non-interest income declined because trading and investment securities and derivatives of Kookmin Credit Card were combined with us and, accordingly, such revenues related to trading and investment securities and derivatives were reclassified to the international banking and capital markets segment, following its merger with us in September 2003.

Non-interest expense, which includes depreciation and amortization, increased 302.9% from (Won)1,432 billion in 2002 to (Won)5,770 billion in 2003 primarily due to a one-time provision recorded in 2003 for losses due to the merger of Kookmin Credit Card with us of (Won)1,652 billion (comprising a provision for loan losses of (Won)1,438 billion and a loss on valuation of securities of (Won)214 billion) for the first three quarters of 2003. In addition, administrative expenses relating to the collection of delinquent balances increased due to an increase in such balances.

Corporate Banking

Our corporate banking segment handles our transactions with private and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, deposits in foreign currencies and foreign currency activities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2002		2003		2004		2003/2002	2004/2003
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	3,183	(Won)	3,398	(Won)	2,960	6.8%	(12.9)%
Interest expense		2,296		2,234		1,838	(2.7)	(17.7)
Provision for loan losses		171		830		896	385.4	8.0
Non-interest income		247		251		159	1.6	(36.7)
Non-interest expense including depreciation and amortization		723		791		798	9.4	0.9

Net income (loss) before tax (1)		240		(206)		(413)	N/M	100.5
Income tax (1)(2)		74		(73)		(168)	(198.6)	130.1

Net income (1)	(Won)	166	(Won)	(133)	(Won)	(245)	N/M	84.2

(1)	N/M = not meaningful.
(2)	Portion of income tax allocated to this segment.

Comparison of 2004 to 2003

Our net loss before tax for this segment increased from (Won)206 billion in 2003 to (Won)413 billion in 2004. As in 2003, income tax allocation for 2004 had a positive effect on net loss from this segment, which was (Won)245 billion.

Interest income from our corporate banking activities decreased 12.9% from (Won)3,398 billion in 2003 to (Won)2,960 billion in 2004. This decrease was primarily due to a 4.0% decrease in average corporate lending volumes from (Won)47,153 billion in 2003 to (Won)45,248 billion in 2004, reflecting a decline principally of loans to small- and medium-sized enterprises as a result of significant charge-offs. The effect of this decrease was enhanced by a decrease in average interest rates from 6.97% in 2003 to 6.33% in 2004 principally as a result of the general decline in market interest rates.

Interest expense represents the internal transfer cost for the use of funds. Interest expense decreased 17.7% from (Won)2,234 billion in 2003 to (Won)1,838 billion in 2004. This decrease was primarily due to a 17.5% decrease in interest expense relating to inter-segment borrowing, primarily from our retail banking segment, from (Won)2,229 billion in 2003 to (Won)1,838 billion in 2004, as a result of a decline in the average inter-segment interest rates on such borrowings in line with the general decline in market interest rates. This decrease was enhanced by a 4.0% decrease in the average volume such inter-segment borrowing.

Provision for loan losses on commercial loans increased 8.0% from (Won)830 billion in 2003 to (Won)896 billion in 2004, primarily due to the deterioration in the asset quality of our loans to small- and medium-sized enterprises, including “SOHO” borrowers.

Non-interest income decreased 36.7% from (Won)251 billion in 2003 to (Won)159 billion in 2004. This decrease was primarily due to a decrease in recoveries of certain interest and fee income from loans that were charged off.

Non-interest expense, which includes depreciation and amortization, increased 0.9% from (Won)791 billion in 2003 to (Won)798 billion in 2004, primarily due to an increase in losses on sales of loans mainly as result of the higher volume of such sales in 2004 compared to 2003.

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

Provision for loan losses on commercial loans increased 385.4% from (Won)171 billion in 2002 to (Won)830 billion in 2003. This increase was primarily due to deterioration in the financial condition of two large corporate borrowers, LG Card and SK Networks (formerly SK Global). Deterioration in the asset quality of our loans to small- and medium-sized enterprises and an increase of the average volume of corporate loans also contributed to the increase in provision for loan losses.

Non-interest income increased 1.6% from (Won)247 billion in 2002 to (Won)251 billion in 2003. This increase was primarily due to an increase in gain on sales of loans from (Won)16 billion in 2002 to (Won)61 billion in 2003, as a result of the higher volume of such sales in 2003 compared to 2002. The increase was partially offset by a decrease in credit review fees, which resulted from the deferral and amortization of such fees as part of loan origination costs commencing in 2003 due to the adoption of a new accounting principle under Korean GAAP.

Non-interest expense, which includes depreciation and amortization, increased 9.4% from (Won)723 billion in 2002 to (Won)791 billion in 2003 primarily due to an increase in losses on sales of loans resulting from transfers of non-performing loans to special purpose entities in 2003.

International Banking and Capital Markets

Our international banking and capital markets segment handles our treasury activities and dealing of trading and investment securities as well as raising foreign currency funding through debentures and borrowings in foreign currencies and making loans overseas from our overseas branches and subsidiaries. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2002		2003		2004		2003/2002	2004/2003
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	2,830	(Won)	3,120	(Won)	2,417	10.2%	(22.5)%
Interest expense		3,089		3,080		2,660	(0.3)	(13.6)
Provision for loan losses		(5)		(27)		(10)	440.0	(63.0)
Non-interest income		3,769		2,983		7,141	(20.9)	139.4
Non-interest expense including depreciation and amortization		3,110		2,239		6,647	(28.0)	196.9

Net income before tax		405		811		261	100.2	(67.8)
Income tax (1)		123		333		213	170.7	(36.0)

Net income	(Won)	282	(Won)	478	(Won)	48	69.5%	(90.0)%

(1)	Portion of income tax allocated to this segment.

Comparison of 2004 to 2003

Our net income before tax for this segment decreased 67.8% from (Won)811 billion in 2003 to (Won)261 billion in 2004.

Interest income decreased 22.5% from (Won)3,120 billion in 2003 to (Won)2,417 billion in 2004. The decrease was primarily due to a decrease in income from investment securities and from amounts due from financial institutions, as a result of a decrease in the average volume of such assets, as well as a decline in average interest rates due to the general decline in market interest rates.

Interest expense decreased 13.6% from (Won)3,080 billion in 2003 to (Won)2,660 billion in 2004, due primarily to a decrease of interest expense relating to borrowings in both Won and foreign currency as a result of a decrease in average volume as well as in market interest rates.

Net reversal of provision for loan losses decreased from (Won)27 billion in 2003 to (Won)10 billion in 2004, primarily due to a decrease in the average volume of offshore loans in foreign currency while the asset quality of our foreign loans remained similar in 2004 compared to 2003.

Non-interest income increased 139.4% from (Won)2,983 billion in 2003 to (Won)7,141 billion in 2004, primarily due to a more than four-fold increase in revenues and valuation gains on derivatives from (Won)154 billion in 2003 to (Won)626 billion in 2004, which resulted mainly from higher transaction volume. This increase was enhanced by a 24.9% increase in revenues on trading securities from (Won)173 billion in 2003 to (Won)216 billion in 2004 mainly as a result of an increase in trading volume.

Non-interest expense, which includes depreciation and amortization, increased 196.9% from (Won)2,239 billion in 2003 to (Won)6,647 billion in 2004, primarily due to a more than four-fold increase in losses (including valuation losses) on derivatives from (Won)147 billion in 2003 to (Won)605 billion in 2004, which resulted mainly from higher transaction volume. This increase was partially offset by a 60.1% decrease in loss on investment securities from (Won)268 billion in 2003 to (Won)107 billion in 2004 resulting from the improved valuation of such securities and lower losses on sales of such assets.

Comparison of 2003 to 2002

Our net income before tax for this segment increased 100.2% from (Won)405 billion in 2002 to (Won)811 billion in 2003.

Interest income increased 10.2% from (Won)2,830 billion in 2002 to (Won)3,120 billion in 2003. The increase was primarily due to an increase of interest income from inter-segment lending from our financial planning division, which is included in this segment, to other segments. In addition, interest income increased as a result of the reclassification into this segment of income from securities that Kookmin Credit Card had held, as described above. These increases were partially offset by a decrease of income from trading and investment securities and from amounts due from financial institutions as a result of a decrease in the average volume of such assets, as well as a decline in average interest rates due to the general decline in market interest rates.

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

Net reversal of provision for loan losses improved from (Won)5 billion in 2002 to (Won)27 billion in 2003 primarily due to a decrease in the average volume of offshore loans in foreign currency in 2003 and improvements in the asset quality of our foreign loans.

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

Non-interest expense, which includes depreciation and amortization, decreased 28.0% from (Won)3,110 billion in 2002 to (Won)2,239 billion in 2003 primarily due to an 43.2% decrease in loss on investment securities from (Won)472 billion in 2002 to (Won)268 billion in 2003 resulting from improved valuations of such securities and reduced losses on sales of such assets. In addition, losses relating to sales and valuations of derivatives and losses relating to sales of foreign currency decreased.

Other

“Other” includes our trust account management operations, activities of foreign branches, the operations within our guaranteed money trust accounts, which are included in our consolidated financial statements under Korean GAAP, and the operations of all of our consolidated subsidiaries. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2002		2003		2004		2003/2002	2004/2003
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	454	(Won)	355	(Won)	255	(21.8)%	(28.2)%
Interest expense		358		200		212	(44.1)	6.0
Provision for loan losses		(73)		116		49	(258.9)	(57.8)
Non-interest income		962		842		674	(12.5)	(20.0)
Non-interest expense including depreciation and amortization		1,030		871		623	(15.4)	(28.5)

Net income (loss) before tax	(Won)	101	(Won)	10	(Won)	45	(90.1)	350.0
Income tax (1)		38		14		11	(63.2)	(21.4)

Net income (2)	(Won)	63	(Won)	(4)	(Won)	34	(106.3)%	N/M

(1)	Portion of income tax allocated to this segment.
(2)	N/M = not meaningful.

Comparison of 2004 to 2003

Our net income before tax for this segment increased 350.0% from (Won)10 billion in 2003 to (Won)45 billion in 2004.

Interest income decreased 28.2% from (Won)355 billion in 2003 to (Won)255 billion in 2004. This decrease was primarily due to a 23.3% decrease of interest income in our guaranteed trust accounts from (Won)210 billion in 2003 to (Won)161 billion in 2004, which resulted mainly from a decrease in the average volume of interest earning assets in those accounts. This decrease was enhanced by a decline in average interest rates applicable to such assets due to the general decline in market interest rates.

Interest expense increased 6.0% from (Won)200 billion in 2003 to (Won)212 billion in 2004 primarily due to an increase in payments to our trust customers, which we classify as interest expense, as a result of increased returns attributable to an improvement in the asset quality of our principal and interest guaranteed trusts and principal guaranteed trusts, which was partially offset by a decline in average interest rates. Also, interest expense paid to our non-guaranteed trust accounts increased due to an increase of the average volume of borrowings from such trust accounts.

Provision for loan losses decreased 57.8% from (Won)116 billion in 2003 to (Won)49 billion in 2004 primarily due to a decrease in the average volume of loans provided by the trust accounts, as well as their improved asset quality.

Non-interest income decreased 20.0% from (Won)842 billion in 2003 to (Won)674 billion in 2004 primarily due to a 52.4% decrease in trust fee income from our non-guaranteed trust accounts from (Won)248 billion in 2003 to (Won)118 billion in 2004, an 8.0% decrease in fee income from managing the National Housing Fund from (Won)175 billion in 2003 to (Won)161 billion in 2004, and a decline in non-interest income from our guaranteed trust accounts as a result of a decrease in the average volume of guaranteed trust account assets.

Non-interest expense, which includes depreciation and amortization, decreased 28.5% from (Won)871 billion in 2003 to (Won)623 billion in 2004, primarily due to a decline in non-interest expense in our guaranteed trust accounts as a result of a decrease in the average volume of guaranteed trust account deposits.

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

Item 5B. Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2002		2003		2004		2003/2002	2004/2003
	(in billions of Won)
Cash and cash equivalents	(Won)	3,328	(Won)	3,170	(Won)	2,818	(4.7)%	(11.1)%
Restricted cash		1,580		2,770		1,822	75.3	(34.2)
Interest-bearing deposits in other banks		564		563		597	(0.2)	6.0
Call loans and securities purchased under resale agreements		229		3,959		2,993	1,628.8	(24.4)
Trading assets		6,368		3,517		6,096	(44.8)	73.3
Investments (1)		24,223		22,427		23,095	(7.4)	3.0
Loans:
Domestic:
Commercial:
Commercial and industrial		40,072		41,096		38,427	2.6	(6.5)
Construction		6,385		6,061		4,459	(5.1)	(26.4)
Lease financing		—		—		—	—	—
Other commercial		1,045		742		771	(29.0)	3.9
Total commercial		47,502		47,899		43,567	0.8	(9.0)
Consumer:
Credit cards		22,643		15,322		9,421	(32.3)	(38.5)
Mortgage and home equity		46,195		52,477		57,965	13.6	10.5
Other consumer		28,066		28,727		25,963	2.4	(9.6)
Total consumer		96,904		96,526		93,349	(0.4)	(3.3)

Total domestic		144,406		144,425		137,006	—	(5.1)

Foreign:
Commercial and industrial		1,426		1,433		1,118	0.5	(22.0)
Total foreign		1,426		1,433		1,118	0.5	(22.0)
Deferred origination costs		119		127		131	6.7	3.1
Less allowance for loan losses		(5,195)		(5,772)		(4,461)	11.1	(22.7)

Total loans		140,756		140,213		133,794	(0.4)	(4.6)

Due from customers on acceptances		881		605		743	(31.3)	22.8
Premises and equipment, net		2,121		1,909		1,637	(10.0)	(14.2)
Accrued interest and dividends receivable		1,116		995		871	(10.8)	(12.5)
Security deposits		1,337		1,331		1,285	(0.4)	(3.5)
Goodwill and other intangible assets		631		818		730	29.6	(10.8)
Other assets		965		1,702		1,055	76.4	(38.0)

Total assets	(Won)	184,099	(Won)	183,979	(Won)	177,536	(0.1)%	(3.5)%

(1)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other investments.

Comparison of 2004 to 2003

Our assets decreased 3.5% from (Won)183,979 billion as of December 31, 2003 to (Won)177,536 billion as of December 31, 2004, primarily due to a decrease in credit card balances, other consumer loans, commercial and industrial loans and construction loans, which were partially offset by an increase in our mortgage and home equity loans and trading assets.

Our loans (net of loan loss allowances) decreased 4.6% from (Won)140,213 billion as of December 31, 2003 to (Won)133,794 billion as of December 31, 2004.

Credit card balances decreased 38.5% from (Won)15,322 billion as of December 31, 2003 to (Won)9,421 billion as of December 31, 2004. Other consumer loans decreased 9.6% from (Won)28,727 billion as of December 31, 2003 to (Won)25,963 billion as of December 31, 2004. Commercial and industrial loans decreased 6.5% from (Won)41,096 billion as of December 31, 2003 to (Won)38,427 billion as of December 31, 2004. Construction loans decreased 26.4% from (Won)6,061 billion as of December 31, 2003 to (Won)4,459 billion as of December 31, 2004.

These decreases were partially offset by a (Won)5,488 billion increase in mortgage and home equity loans from (Won)52,477 billion as of December 31, 2003 to (Won)57,965 billion as of December 31, 2004 and (Won)2,579 billion increase in trading assets from (Won)3,517 billion as of December 31, 2003 to (Won)6,096 billion as of December 31, 2004.

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

These increases were primarily offset by a (Won)7,321 billion decrease in credit card balances from (Won)22,643 billion as of December 31, 2002 to (Won)15,322 billion as of December 31, 2003, a (Won)2,851 billion decrease in trading assets from (Won)6,368 billion as of December 31, 2002 to (Won)3,517 billion as of December 31, 2003 and a (Won)1,796 billion decrease in investments from (Won)24,223 billion as of December 31, 2002 to (Won)22,427 billion as of December 31, 2003.

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our stockholders’ equity:

	As of December 31,						% Change
	2002		2003		2004		2003/2002	2004/2003
	(in billions of Won)
Deposits
Interest bearing	(Won)	118,654	(Won)	128,144	(Won)	123,203	8.0%	(3.9)%
Non-interest bearing		3,745		3,460		3,017	(7.6)	(12.8)
Call money		306		225		652	(26.5)	189.8
Trading liabilities		625		762		2,297	21.9	201.4
Acceptances outstanding		881		605		743	(31.3)	22.8
Other borrowed funds		15,856		12,895		9,514	(18.7)	(26.2)
Accrued interest payable		4,463		3,938		3,495	(11.8)	(11.2)
Secured borrowings		7,864		8,207		6,121	4.4	(25.4)
Long-term debt		20,165		16,607		17,899	(17.6)	7.8
Other liabilities		2,634		2,552		2,900	(3.1)	13.6

Total liabilities	(Won)	175,193	(Won)	177,395	(Won)	169,841	1.3%	(4.3)%

Minority interest		71		16		13	(77.5)	(18.8)
Common stock		1,641		1,682		1,682	2.5	0.0
Additional paid-in capital		5,146		5,393		5,400	4.8	0.1
Other (1)		2,048		(507)		600	N/M	N/M

Stockholders’ equity		8,835		6,568		7,682	(25.7)	17.0

Total liabilities, minority interest and stockholders’ equity	(Won)	184,099	(Won)	183,979	(Won)	177,536	(0.1)%	(3.5)%

(1)	N/M = Not meaningful.

Comparison of 2004 to 2003

Our total liabilities decreased 4.3% from (Won)177,395 billion as of December 31, 2003 to (Won)169,841 billion as of December 31, 2004, principally due to decreases in interest bearing deposits, other borrowed funds and secured borrowings, which were partially offset by increases in trading liabilities and long-term debt.

Our interest bearing deposits decreased 3.9% from (Won)128,144 billion as of December 31, 2003 to (Won)123,203 billion as of December 31, 2004, primarily due to decreases in savings deposits, certificates of deposit and mutual installment deposits.

Other borrowed funds decreased 26.2% from (Won)12,895 billion as of December 31, 2003 to (Won)9,514 billion as of December 31, 2004. Secured borrowings decreased 25.4% from (Won)8,207 billion as of December 31, 2003 to (Won)6,121 billion as of December 31, 2004.

Trading liabilities increased 201.4% from (Won)762 billion as of December 31, 2003 to (Won)2,297 billion as of December 31, 2004. Long-term debt increased 7.8% from (Won)16,607 billion as of December 31, 2003 to (Won)17,899 billion as of December 31, 2004.

Our stockholders’ equity increased by 17.0% from (Won)6,568 billion as of December 31, 2003 to (Won)7,682 billion as of December 31, 2004. This increase resulted principally from an increase in retained earnings, which was attributable mainly to our significant net income in 2004.

Comparison of 2003 to 2002

Our total liabilities increased 1.3% from (Won)175,193 billion as of December 31, 2002 to (Won)177,395 billion as of December 31, 2003, principally due to increases in interest bearing deposits and secured borrowings, which were partially offset by decreases in long-term debt and other borrowed funds.

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

Our stockholders’ equity declined 25.7% from (Won)8,835 billion as of December 31, 2002 to (Won)6,568 billion as of December 31, 2003. This decline resulted principally from a decline in retained earnings, which was attributable mainly to our significant net loss in 2003, as well as our repurchase in December 2003 of 27,423,761 shares of our common stock from the Korean government at a price of (Won)43,700 per share, which we held as treasury stock.

Liquidity

Since we are a retail bank, our primary source of funding (which includes deposits, long-term debt, borrowings from the Bank of Korea and other short-term borrowings, secured borrowings and call money) has historically been and continues to be customer deposits. Deposits amounted to (Won)122,399 billion, (Won)131,604 billion and (Won)126,220 billion as of December 31, 2002, 2003 and 2004, which represented approximately 73.5%, 77.6% and 78.7% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. We also use cash and cash equivalents, payments on loans and sales of short-term securities to meet our liquidity needs. Other sources of liquidity available to us include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to (Won)16,162 billion, (Won)13,121 billion and (Won)10,166 billion as of December 31, 2002, 2003 and 2004 and represented 9.7%, 7.7% and 6.3% of our total funding, respectively. These types of borrowings have maturities of less than one year. For a more detailed description of our funding sources, see “Item 4B. Business Overview—Funding.”

The Financial Supervisory Commission of Korea requires each Korean bank to maintain specific Won and foreign currency liquidity ratios. These ratios require us to keep the ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2004.

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Long-term debt obligations (1)	(Won)	17,899	(Won)	2,881	(Won)	7,769	(Won)	4,068	(Won)	3,181
Secured borrowings (2)		2,448		1,121		1,322		5		—

Total	(Won)	20,347	(Won)	4,002	(Won)	9,091	(Won)	4,073	(Won)	3,181

(1)	Long-term debt includes senior debt and subordinated debt, as contained in Note 19 to our consolidated financial statements. The above table excludes short-term bank borrowings, secured borrowings and deposits since these are generally short-term in nature.
(2)	Excluding securities purchased under resale agreements.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2004. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet. Guarantees issued after December 31, 2002 are recorded at their fair value at inception, which is amortized over the life of guarantees.

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Financial guarantees		58		58		—		—		—
Performance guarantees		712		379		279		54		—
Credit derivatives		42		—		42		—		—
Liquidity facilities to special purpose entities (1)		4,701		861		3,330		380		130
Loans sold with recourse to Korea Asset Management Corporation		1		—		—		1		—
Trust fund guarantees		3,162		—		—		—		3,162

Total	(Won)	8,676	(Won)	1,298	(Won)	3,651	(Won)	435	(Won)	3,292

(1)	Including securities purchased under resale agreements.

Capital Adequacy

The following discussion and the figures herein are based on the Korean GAAP statistics we prepared for regulatory reporting purposes in Korea. We are subject to Financial Supervisory Commission capital adequacy requirements, which have been formulated based on, and are consistent in all material respects with, the capital adequacy accord reached by the Basel Committee of Banking Supervision, Bank for International Settlements in 1988. We are required to maintain a minimum ratio of total capital to risk-weighted assets, as determined by a specified formula, of 8.0%. The Bank for International Settlements has adopted changes to its capital adequacy standards to take into account market risk from equity securities, foreign exchange and derivative instruments held by banks. These changes became applicable to most Korean banks commencing in 2002. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.”

As of December 31, 2004, our capital adequacy ratio was 11.01%, compared to 9.81% as of December 31, 2003. This increase resulted principally from increases in our retained earnings due to our net income, as well as the issuance of subordinated bonds and a decrease in our risk-weighted assets in 2004.

As of December 31, 2003, our capital adequacy ratio was 9.81%, compared to 10.41% as of December 31, 2002. This decrease resulted principally from the purchase of our common stock from the Korean government in December 2003.

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

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2002, 2003 and 2004.

	As of December 31,
	2002		2003		2004
	(in billions of Won, except percentage)
Tier I capital:	(Won)	9,178	(Won)	7,681	(Won)	8,077
Paid-in capital		1,641		1,682		1,682
Capital reserves		5,791		6,060		6,061
Retained earnings		2,462		1,536		1,897
Minority interests in consolidated subsidiaries		252		17		28
Others		(968)		(1,614)		(1,591)
Tier II capital:		5,319		5,187		5,901
Revaluation reserves		177		177		177
Allowance for loan losses (1)		1,499		1,468		1,435
Hybrid debt		435		439		537
Subordinated debt (2)		3,127		3,035		3,482
Valuation gain on investment securities		81		68		270
Investment in non-consolidated equity investees (3)		(58)		(159)		(153)
Subordinated notes from securitizations		—		(210)		(490)
Total core and supplementary capital		14,439		12,500		13,335
Risk-weighted assets		138,703		127,370		121,082
On-balance sheet		132,946		122,054		115,969
Off-balance sheet		4,929		4,160		3,970
Market risk (4)		828		1,156		1,143
Capital adequacy ratio		10.41%		9.81%		11.01%
Tier I capital		6.62		6.03		6.67
Tier II capital		3.79		3.78		4.34

(1)	Reserves for possible loan losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent they represent up to 1.25% of risk-weighted assets.
(2)	The subordinated debt representing 50% of Tier I capital is used in the calculation of Tier II capital.
(3)	Equity investees engaged in banking and financial activities of which we own more than 15% are deducted from total capital, not deducted directly from Tier I and Tier II pursuant to the guidelines of the Financial Supervisory Service.
(4)	Net of risk-weighted assets related to credit risk with respect to our trading activities account.

In December 2003, we purchased 27,423,761 shares of our common stock in the Korean government’s auction of the shares that it had owned, which reduced our capital adequacy ratio by 0.9% based on our financial condition as of December 31, 2003. We subsequently sold all of these shares in an over-the-counter transaction in June 2005.

In December 2004, the Financial Supervisory Service announced that it would implement Basel II in Korea by the end of 2007. Basel II, which builds upon the initial Basel Capital Accord of 1988, focuses its attention on risk assessment and credit risk in particular. Basel II institutes new measures that will require us to:

•	take into account individual borrower credit when calculating our risk-weighted assets, unlike in the past; and

•	quantify our operational risk to include explicit capital requirements in our financial statements.

In addition, under Basel II, we are permitted to follow either a standardized rating model, or an internal rating model with respect to calculating capital requirements. We have, subject to approval from the Financial Supervisory Service, voluntarily chosen to establish and follow an internal rating model, which is more stringent in terms of calculating risk sensitivity with respect to our capital requirements. Since we will be implementing this model for the first time in connection with our implementation of Basel II, our internal rating model may require an increase in our capital requirements under Korean GAAP, which will require us to either improve our asset quality or raise additional capital.

Recent Accounting Pronouncements

FIN No. 46 and FIN No. 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation Number (“FIN”) No. 46 that addressed consolidation by business enterprises where equity investors did not bear the residual economic risks and rewards. These entities were commonly referred to as “special purpose entities” although non-special purpose entities were also subject to this interpretation. The underlying principle behind FIN No. 46 was that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. FIN No. 46 also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity.

The provisions of FIN No. 46 were adopted for variable interests in variable interest entities created after January 31, 2003. The adoption of this interpretation had a significant impact on our results of operations and financial condition.

In December 2003, the FASB issued FIN No. 46R, which clarified and interpreted certain of the provisions of FIN No. 46, without changing the basic accounting model in FIN No. 46. Adoption of this interpretation did not have a material impact on our results of operations or financial condition. More information related to the adoption of FIN No. 46 and FIN No. 46R is presented in Note 11 of our consolidated financial statements.

Statement of Position No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP No. 03-3”). SOP No. 03-3 requires impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. SOP No. 03-3 is not expected to have a material impact on the Bank’s results of operations or financial condition.

SFAS No. 123 (revised 2004), “Share-Based Payment”

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment,” (“SFAS No. 123R”), which revised SFAS 123 and eliminated the ability to account for share-based compensation transactions using Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R generally requires that such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. SFAS No. 123R also amends SFAS No. 95, “Statement of Cash Flows,” requiring the benefits of tax deductions in excess of recognized cash flows to be reported as a financing cash flow, rather than as a reduction of taxes paid as currently required. In April 2005, the Securities and Exchange Commission approved a new rule that delays the effective date of SFAS No. 123R. Under the Securities and Exchange Commission’s rule, SFAS No. 123R will be effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. We plan to adopt SFAS No. 123R beginning January 1, 2006. We adopted the fair value method of accounting for stock-based compensation as of January 1, 2003, and as a result, adoption of SFAS No. 123R is not expected to have a material impact on our results of operations or financial condition.

EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF No. 03-1 “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“EITF No. 03-1”). EITF No. 03-1 provides recognition and measurement guidance regarding when impairments of equity and debt securities are considered other than temporary thereby requiring a charge to earnings, and also requires additional annual disclosures for investments in unrealized loss positions. The additional annual disclosures were previously issued by the EITF in November 2003 and were effective with respect to us for the year ended December 31, 2003. The disclosures required by EITF No. 03-1 are presented in Note 10 of our consolidated financial statements.

In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF No. 03-1-1, which delayed the recognition and measurement provisions of EITF No. 03-1 pending the issuance of further implementation guidance. Accordingly, we are currently in the process of analyzing and interpreting the effect of the proposed recognition and measurement provisions of EITF No. 03-1.

Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments”

In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB No. 105”), which specifies that servicing assets embedded in commitments to originate loans to be held-for-sale should be recognized only when the servicing asset has been contractually separated from the associated loans by sale or securitization. The adoption of SAB No. 105 is effective for commitments entered into after March 31, 2004. The adoption of SAB No. 105 did not have a significant impact on our results of operations or financial condition.

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

Consolidated Income Statement Data under Korean GAAP

	Year ended December 31,
	2000		2001 (1)		2002		2003 (2)(3)		2004		2004 (4)
	(in billions of Won, except per common share data)										(in millions of US$, except per common share data)
Interest income	(Won)	6,788	(Won)	8,304	(Won)	13,088	(Won)	13,085	(Won)	11,190	$10,811
Interest expense		4,947		5,502		7,008		6,476		5,541	5,353

Net interest income		1,841		2,802		6,080		6,609		5,649	5,458
Provision for possible loan losses		916		1,414		3,196		2,029		3,064	2,961

Net interest income after provision for possible loan losses		925		1,388		2,884		4,580		2,585	2,497
Non-interest revenue (5)		3,753		5,325		5,775		4,936		9,655	9,328
Non-interest expense (6)		3,514		5,177		6,703		6,595		10,546	10,189

Operating income		1,164		1,536		1,956		2,921		1,694	1,636
Non-operating loss, net		(30)		(180)		(138)		(4,181)		(1,071)	(1,034)

Net (loss) income before income tax expense		1,134		1,356		1,818		(1,260)		623	602
Income tax (benefit) expense		448		560		612		(418)		264	255

Net (loss) income before consolidation adjustments		686		796		1,206		(842)		359	347
Minority interest in (losses) earnings of consolidated subsidiaries		(94)		(121)		65		(77)		(3)	(3)
Other (7)		—		162		—		—		—	—

Net income	(Won)	592	(Won)	837	(Won)	1,271	(Won)	(919)	(Won)	356	$344

Per common share data:
Earnings per share-basic	(Won)	3,330	(Won)	4,188	(Won)	4,001	(Won)	(2,818)	(Won)	(1,162)	$(1.12)
Earnings per share-diluted		2,849		4,003		4,001		(2,818)		(1,161)	(1.12)
Cash dividends per common share (8)		500		100		1,000		—		550	0.53
Stock dividends per common share		—		300		—		—		—	—

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Certain income statement accounts for 2003 have been restated based on review of the Financial Supervisory Service, which resulted in an increase in our net loss by (Won)177 billion.
(3)	Certain income statement accounts for 2003 have been reclassified to conform to the presentation of the current year’s financial statements. These reclassifications have no effect on previously reported net loss or shareholders’ equity.
(4)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York in the United States.
(5)	Non-interest revenue includes fees and commission income, dividends on securities, gains on security valuations and disposals, gains on foreign currency transactions and gains from derivative transactions.
(6)	Non-interest expense is composed of fees and commissions paid or payable, general and administrative expenses, losses on security valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.

(7)	Prior to 2000, we recorded changes of equity interest in subsidiaries due to additional share issuance by these companies as consolidation adjustments and amortized the balances over five years using the straight-line method. From 2000, in accordance with the revised accounting standards for the consolidated financial statements, such changes of equity interest are recorded in consolidated capital surplus.
(8)	Ratios represent the periods to which the dividends relate.

Consolidated Balance Sheet Data under Korean GAAP

	Year ended December 31,
	2000		2001 (1)		2002		2003 (2)(3)		2004		2004 (4)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	(Won)	6,403	(Won)	7,843	(Won)	4,791	(Won)	6,561	(Won)	5,213	$5,036
Foreign exchange (5)		—		—		—		—		—	—
Loans (6)(7)(8)		60,462		118,982		138,456		145,067		138,969	134,257
Less: allowance for doubtful accounts (3)		(2,250)		(2,641)		(3,312)		(3,922)		(3,131)	(3,025)
Trading securities (9)		3,806		11,634		9,273		7,178		6,523	6,302
Investment securities (9)		16,839		26,653		27,589		22,159		24,147	23,328
Premises and equipment, net		1,452		3,291		3,360		3,025		2,637	2,548
Other assets (10)(11)		4,386		6,837		6,969		6,755		8,494	8,206
Consolidation adjustment debit		—		—		—		—		—	—

Total assets		91,098		172,599		187,126		186,823		182,852	176,652

Deposits		57,979		120,449		126,891		135,373		130,134	125,721
Borrowings (12)(13)		9,649		17,073		15,473		10,751		9,360	9,043
Debentures		11,648		13,861		23,450		19,183		21,875	21,133
Other liabilities (14)		7,571		11,939		10,957		13,205		12,222	11,808

Total liabilities		86,847		163,322		176,771		178,512		173,591	167,705

Minority interests in consolidated subsidiaries		215		309		252		17		28	27
Stockholders’ equity		4,036		8,968		10,103		8,294		9,233	8,920

Total liabilities, minority interest and stockholders’ equity	(Won)	91,098	(Won)	172,599	(Won)	187,126	(Won)	186,823	(Won)	182,852	$176,652

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Certain balance sheet accounts as of December 31, 2003 have been restated based on review of the Financial Supervisory Service, which resulted in a decrease in shareholders’ equity by (Won)177 billion.
(3)	Certain balance sheet accounts as of December 31, 2003 have been reclassified to conform to the presentation of the current year’s financial statements. These reclassifications have no effect on previously reported net loss or shareholders’ equity. Before the reclassification, the allowance for doubtful accounts as of December 31, 2003 was (Won)3,725 billion.
(4)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York in the United States.
(5)	Foreign exchange represents holdings of foreign currency and bills bought in foreign currencies and are included in cash and cash equivalents and loans, respectively. The amounts of foreign currency and bills bought in foreign currencies as of December 31, 2000 were (Won)74 billion and (Won)925 billion, respectively. As of December 31, 2001, the amounts were (Won)147 billion and (Won)1,006 billion, respectively. As of December 31, 2002, the amounts were (Won)187 billion and (Won)756 billion, respectively. As of December 31, 2003, the amounts were (Won)228 billion and (Won)534 billion, respectively. As of December 31, 2004, the amounts were (Won)125 billion and (Won)575 billion, respectively.
(6)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets.

(7)	Credit card assets are included in loans. The amount of credit card assets was (Won)6,214 billion, (Won)14,089 billion, (Won)14,968 billion, (Won)11,665 billion and (Won)7,644 billion as of December 31, 2000, 2001, 2002, 2003 and 2004, respectively.
(8)	Call loans are included in loans. The amount of call loans at December 31, 2000, 2001, 2002, 2003 and 2004 was (Won)991 billion, (Won)1,497 billion, (Won)319 billion, (Won)1,659 billion and (Won)2,824 billion, respectively.
(9)	Under Korean GAAP, all debt securities and marketable equity securities are accounted for on a similar basis to U.S. GAAP. However, adjustments for impairment can be reversed up to the original cost of the investment.
(10)	Guarantees and acceptances for which the amounts were determined do not appear on the balance sheet but are recorded as an off-balance sheet item in the notes to our consolidated financial statements. The amounts of guarantees and acceptances at December 31, 2000, 2001, 2002, 2003 and 2004 were (Won)3,060 billion, (Won)2,825 billion, (Won)1,048 billion, (Won)811 billion and (Won)976 billion, respectively.
(11)	Other assets include leasehold deposits, accounts receivables, accrued interest income, prepaid expenses and unsettled debit of domestic exchange (which represents outstanding balances due from other banks generated in the process of fund settlements of domestic exchange, such as checks, bills, drafts, remittance exchange, ATM use and credit card network). Leasehold deposits are recorded as other assets on the balance sheet. Accumulated depreciation is recorded as a deduction from premises and equipment.
(12)	Borrowings consist mainly of borrowings from the Bank of Korea, the Korean government and other banking institutions.
(13)	Call money is included in borrowings at December 31, 2000, 2001, 2002, 2003 and 2004. The balance of call money as of those dates was (Won)762 billion, (Won)2,701 billion, (Won)306 billion, (Won)522 billion and (Won)655 billion, respectively.
(14)	Under Korean GAAP, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Provisions are only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. The amounts of allowance as of December 31, 2000, 2001, 2002, 2003 and 2004 were (Won)37 billion, (Won)44 billion, (Won)2 billion, (Won)1 billion and (Won)1 billion, respectively. These amounts are included in other liabilities.

Profitability and Other Ratios under Korean GAAP

	Year ended December 31,
	2000	2001	2002	2003	2004
	(percentages)
Net income as a percentage of:
Average total assets (1)	0.72%	0.76%	0.71%	(0.47)%	0.19%
Average stockholders’ equity (1)	15.74	15.47	11.47	(7.36)	3.75
Dividend payout ratio (2)	25.16	14.32	25.58	—	47.36
Net interest spread (3)	2.14	2.11	3.93	3.57	3.39
Net interest margin (4)	2.45	2.59	3.87	3.76	3.39
Efficiency ratio (5)	62.82	63.51	56.54	57.13	68.91
Cost-to-average assets ratio (6)	4.28	4.67	3.75	3.34	5.66
Fee income as a percentage of total income (7)	13.95	15.5	13.10	13.56	12.45

(1)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(2)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(3)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Net interest margin represents the ratio of net interest income to average interest earning assets.
(5)	Efficiency ratio represents the ratio of non-interest expense to the sum of net interest income and non-interest income.

(6)	Cost-to-average assets ratio represents the ratio of non-interest expense to average total assets.
(7)	Fee income represents income other than interest income and other operating income, and excludes fees and commissions classified in those categories under Korean GAAP.

Capital Ratios under Korean GAAP

	Year ended December 31,
	2000	2001	2002 (1)	2003 (1)	2004 (1)
	(percentages)
Tier I capital adequacy ratio (2)	6.82	7.09	6.62	6.03	6.67
Tier II capital adequacy ratio (2)	4.36	3.18	3.79	3.78	4.34
Average stockholders’ equity as a percentage of average total assets	4.58	4.88	6.20	6.33	5.10

(1)	The method of calculating our capital and capital adequacy ratios changed from 2002. Had we calculated these ratios based on the calculation method in use as of December 31, 2001, our Tier I capital ratio would have been 6.66%, 6.09% and 6.73%, our Tier II capital ratio would have been 3.86%, 4.11% and 4.92% and our capital adequacy ratio would have been 10.47%, 9.90% and 11.12% as of December 31, 2002, 2003 and 2004, respectively.
(2)	The capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which guidelines are consistent with the capital adequacy accord reached by the Basel Committee of Banking Supervision, Bank for International Settlements in all material respects. The computation is prepared on a consolidated Korean GAAP basis.

Credit Portfolio Ratios Under Korean GAAP

	As of December 31,
	2000		2001		2002		2003		2004
	(in billions of Won, except percentages)
Non-performing loans (1)	(Won)	3,921	(Won)	3,925	(Won)	4,126	(Won)	4,962	(Won)	3,524

Non performing loans as a percentage of total loans		6.49%		3.30%		2.98%		3.45%		2.53%
Non performing loans as a percentage of total assets		4.30		2.27		2.20		2.66		1.93
Allowance for loan losses as a percentage of non-performing loans		48.97		46.96		40.04		44.62		47.86
Allowance for loan losses as a percentage of total loans		3.72		2.22		2.38		2.59		2.25
Non-performing credits as a percentage of total credits (2)		6.28		3.26		2.96		3.44		2.52
Won loans as a percentage of Won deposits (3)		97.86		97.36		95.20		97.35		99.41
Precautionary loans as a percentage of total loans		4.71		3.67		5.50		5.35		4.37
Precautionary and below loans as a percentage of total loans (4)		11.20		6.97		8.48		8.81		6.90
Precautionary and below loans as a percentage of total assets (4)		7.43		4.80		6.27		6.78		5.26
Allowance for loan losses as a percentage of precautionary and below loans (4)		29.46		25.24		19.37		22.20		23.53

(1)	Non-performing loans are defined in accordance with regulatory guidance in Korea. Since 2000, regardless of default on interest payments, loans to workout companies are classified using the same strict standards as those applied to the other companies. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks.”
(2)	Credits include loans and confirmed guarantees and acceptances provided from our trust accounts (including bills purchased and privately placed debentures), as well as the total loan portfolio of the banking accounts. Loans, as defined for Korean GAAP purposes, include loans provided from our trust accounts (including bills purchased and privately placed debentures), as well as the total loan portfolio of the banking accounts.

(3)	Under Korean GAAP, Won loans do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower. Including these items, our ratios as of December 31, 2000, 2001, 2002, 2003 and 2004 would have been 99.16%, 95.77%, 108.67%, 109.74% and 109.55%, respectively.
(4)	As defined by the Financial Supervisory Commission.

Reconciliation with Korean GAAP

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarized in Note 1 to our consolidated financial statements. These principles and policies differ in some respect from generally accepted accounting principles applicable in Korea. The following are reconciliations of net income and stockholders’ equity of the consolidated statements with Korean GAAP:

2004
(in millions of won)
U.S. GAAP net income	1,031,750

1 Provision for loan losses, guarantees and acceptances	(731,516)
2 Deferred loan costs	36,367
3 Equity method investments	(17,966)
4 Securities and hedging derivatives accounting	(818)
5 Other loan sale accounting	252,532
6 Fixed assets	(15)
7 Merger with Korea Long Term Credit Bank	(6,920)
8 Reversal of amortization of present value discounts	8,510
9 Foreign currency translation	(96,919)
10 Merger with H&CB	(86,509)
11 Minority interest	(605)
12 Merger with Kookmin Credit Card	16,060
13 Consolidation of fund represented by the wholly owned beneficiary certificates	(168,970)
14 Others	(52,828)

Total of adjustments	(849,597)
Tax effect of adjustments	173,783

Korean GAAP net income	355,936

U.S. GAAP stockholders’ equity	7,682,279

1 Provision for loan losses, guarantees and acceptances	219,754
2 Deferred loan costs	(80,049)
3 Equity method investments	(87,306)
4 Securities and hedging derivatives accounting	225,887
5 Other loan sale accounting	(319,663)
6 Fixed assets	330,594
7 Merger with Korea Long Term Credit Bank	363,550
8 Reversal of amortization of present value discounts	151,671
9 Foreign currency translation	4,667
10 Merger with H&CB	649,740
11 Minority interest	27,640
12 Merger with Kookmin Credit Card	(258,392)
13 Consolidation of fund represented by the wholly owned beneficiary certificates	6,498
14 Others	(7,765)

Total of adjustments	1,226,826
Tax effect of adjustments	352,096

Korean GAAP stockholders’ equity	9,261,201

The following is a summary of the significant adjustments made to consolidated net income and stockholders’ equity to reconcile the U.S. GAAP results with those under Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

1.	We established the U.S. GAAP loan loss allowance for impaired non-homogeneous loans based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate, (2) the fair value of the collateral if the loan was collateral dependent or (3) observable market prices if available. For small balance homogeneous impaired loan portfolios and consumer loans, we established the allowance for the loan losses based on an evaluation of the historical performance of the loan portfolios. Allowance for loans that were not impaired was based principally on historical migration patterns. Other factors that management considered when establishing reserves for loans include, but were not limited to, global and local economic events, delinquencies, changes in underwriting and changes in credit monitoring policies. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

Prior to 2004 year-end, the allowance for loan losses under Korean GAAP was determined based on the classification guidelines promulgated by the Financial Supervisory Commission (“FSC”), which require that the allowance should be equal to or greater than the allowance based on the minimum provisioning rate determined by the classification of the loan. Beginning with 2004 year-end, the allowance for loan losses under Korean GAAP has been determined at the larger of the allowance based on historical loss rates of loan portfolios or the one based on the loan classification guidelines of the FSC. For 2004 year-end, we used the allowance based on the FSC guidelines as it was greater than the one based on the historical loss rates. Our reserve under Korean GAAP was established based on the following percentages as of December 31, 2004:

2004
	Corporate loans	Retail loans	Credit card balances
(percentages)
Normal	0.50% or more	0.75% or more	1.00% or more
Precautionary	2.00% or more	8.00% or more	12.00% or more
Substandard	20.00% or more	20.00% or more	20.00% or more
Doubtful	50.00% or more	55.00% or more	60.00% or more
Estimated loss	100.00%	100.00%	100.00%

The historical loss rates used under Korean GAAP were different from those under U.S. GAAP as a result of differences in methodologies and industry practice including approaches for estimating charge-off recovery rates and loss factors from migration and roll rate analyses.

This adjustment also reflected the offsetting effects of (1) the consolidation of our trust accounts, which include loans and related reserves under Korean GAAP and (2) the deconsolidation of certain securitized loans and related reserves which we recorded as sales under Korean GAAP.

2.	Under U.S. GAAP, certain employee and other costs associated with originating loans are deferred and amortized as a yield adjustment over the life of the related loans, net of any related fees received. These costs relate to direct loan origination activities performed by us which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction. Prior to January 1, 2003, Korean GAAP required that these origination fees and costs be recognized as income or expense when received or paid and did not provide for deferral or amortization. Effective January 1, 2003, certain origination fees and costs were required to be deferred and amortized as a yield adjustment over the life of the related loans.

3.	In our consolidated financial statements under U.S. GAAP, we must include a proportionate share of the results of operations of our investments accounted for under the equity method, which would be also presented on a U.S. GAAP basis.

Consequently, the results of each of our equity method investments have been affected by the conversion from each investment’s respective local GAAP to U.S. GAAP.

4.	Under U.S. GAAP, decreases in fair value with respect to all securities classified as available-for-sale or held-to-maturity as well as unlisted equity securities below the cost basis of an individual security and deemed to be other-than-temporary must be written off through a charge to income. In determining whether a decrease in fair value is other-than-temporary, the following factors were considered: the length of time and the extent to which the market value had been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Under Korean GAAP, when the recoverable value of available-for-sale or held-to-maturity securities is less than their amortized acquisition costs (in the case of equity securities, their acquisition costs), and there is any objective evidence of impairment, then their book value is adjusted to their recoverable amount, and the amount of their amortized acquisition costs (in the case of equity securities, their acquisition costs) in excess of the recoverable amount less the amount of impairment loss already recognized in the prior periods is reflected in current loss as impairment loss.

Under U.S. GAAP, to qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be formally designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness would be assessed prospectively and retrospectively. Under Korean GAAP, the criteria that must be met in order to apply hedge accounting were less prescriptive. This adjustment reflected the effects of the reversal of the hedge accounting treatment under Korean GAAP and fair value adjustments to derivatives arising from differences in bifurcation criteria and consolidation scope of special purpose entities.

5.	Under U.S. GAAP, the transfer of loans was recorded as a sale if specific and prescriptive criteria were met relating to the transferor’s relinquishing control. If these criteria were not met, the transfer would be treated as a secured borrowing. Certain loan transfers (including those in connection with asset securitization transactions) that qualified for derecognition as sales under Korean GAAP did not meet U.S. GAAP criteria for derecognition as sales.

6.	Under Korean GAAP, we revalued certain fixed assets in accordance with Korean GAAP with the revaluation increment credited to capital surplus. As a result of this revaluation, depreciation expense on these assets was adjusted to reflect the increased basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense should be based on historical cost. As part of our normal operations, we occasionally dispose of fixed assets. Due to the difference in carrying value under U.S. GAAP and Korean GAAP noted above, there was an adjustment to reflect the difference in the gain or loss on disposal of those fixed assets.

7.	In accordance with Korean GAAP, the value of consideration paid for Korea Long Term Credit Bank was based on the price of our common stock on the date that the transaction was consummated. In addition, the assets were recorded at their carrying values. This transaction created negative goodwill under Korean GAAP which was recorded in stockholders’ equity. The application of U.S. GAAP resulted in goodwill because of differences in the measurement of the purchase price and recording the related assets and liabilities at fair value. The income statement adjustment represented the accretion to income of the difference between book value and fair value on the net assets acquired.

8.	Under Korean GAAP, loans modified through troubled debt restructurings were carried at the lower of (1) the book value of the loan prior to restructuring and (2) the present value of the restructured loan. If carried at present value, the related present value discount was accreted to income over the remaining term of the restructured loans. Under U.S. GAAP, such trouble debt restructured loans were treated as impaired loans and the related allowance for loan losses were established based on (1) the present value of expected future cash flows discounted, (2) the fair value of the collateral if the loan is collateral dependent, or (3) observable market prices if available. Accordingly, this difference reflects the reversal of the present value discount.

9.	U.S. GAAP requires that all unrealized gains and losses arising from available-for-sale securities be recorded in accumulated other comprehensive income. Under Korean GAAP, the portion of unrealized gains and losses on available for sale securities arising from foreign currency translation were recognized in earnings.

10.	Under Korean GAAP, the value of consideration paid for H&CB was measured based on our stock price on the consummation date of the merger, whereas under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the Stock Market Division of the Korea Exchange two days before and after the date the merger was agreed to and announced. The application of U.S. GAAP resulted in negative goodwill due to the fact that the consideration paid was less than the fair value of H&CB’s net assets acquired. Under Korean GAAP, goodwill was created because the value of consideration measured based on the consummation date was significantly higher. The income statement adjustment primarily reflected the following:

(a)	Reversal of goodwill amortization that was recorded under Korean GAAP.

(b)	Costs that were directly related to the merger were expensed under Korean GAAP, whereas such costs were included in the cost of the merger under U.S. GAAP.

(c)	Accretion to income or amortization to expense of the difference between the fair value and book value of the assets acquired and liabilities assumed.

(d)	The amortization related to the core deposit and credit card relationship intangible assets acquired in the merger based on their estimated useful lives in proportion to the estimated run-off of the related depositor and customer relationships, respectively.

11.	The operating results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, the allocation to minority of their shares of the respective subsidiaries has been affected as a result of the conversion.

Under Korean GAAP, minority interest is treated as a component of stockholders’ equity. Under U.S. GAAP, minority interest is not considered part of stockholders’ equity and is disclosed in the consolidated balance sheet between the liability section and the stockholders’ equity section.

12.	Under Korean GAAP, the value of consideration paid for the step-up acquisition of a subsidiary is measured based on book value of the subsidiary’s net assets on the consummation date of the merger. Accordingly the value of consideration paid for the acquisition of Kookmin Credit Card (“KCC”) was measured based on book value of KCC’s net assets. However, under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the Stock Market Division of the Korea Exchange two days before and after the date the merger was agreed to and announced. The application of U.S. GAAP resulted in goodwill due to the fact that the consideration paid was more than the fair value of KCC’s net assets acquired. Under Korean GAAP, goodwill was not recognized because the value of consideration measured based on the consummation date was the same as the book value of KCC’s net assets. The adjustment primarily reflected the following:

(a)	Costs that were directly related to the merger were expensed under Korean GAAP, whereas such costs were included in the cost of the merger under U.S. GAAP.

(b)	The operating results of KCC was affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, the allocation to minority of their shares of KCC was also affected as a result of the conversion.

(c)	Accretion to income or amortization to expense of the difference between the fair value and book value of the assets acquired and liabilities assumed.

(d)	The amortization related to the credit card relationship intangible asset acquired in the merger based on their estimated useful lives in proportion to the estimated run-off of customer relationships.

13.	Under Korean GAAP, beneficiary certificates were treated as available-for-sale securities and, therefore, related unrealized gains or losses were recorded in the other comprehensive income of the stockholders’ equity. However, under U.S. GAAP, the underlying funds represented by the wholly owned beneficiary certificates were consolidated into our financial statements, resulting in the net income or loss of the funds being reflected in our net income. The difference in the stockholders’ equity mostly relates to the effect of deferred taxes on the unrealized gains or losses on the beneficiary certificates treated as available for sale securities.

14.	This adjustment reflected the effect of miscellaneous items, which were not individually material.

Item 5C. Research and Development, Patents and Licenses, etc.

Not Applicable

Item 5D. Trend Information

These matters are discussed under Item 5A and Item 5B above where relevant.

Item 5E. Off-Balance Sheet Arrangements

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Cash Obligations” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Commitments and Guarantees.”

Item 5F. Tabular Disclosure of Contractual Obligations

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Cash Obligations.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A. Directors and Senior Management

Board of Directors

Our board of directors, currently consisting of four executive directors and nine non-executive directors, has the ultimate responsibility for the management of our affairs. We currently have an executive director, Hyung Duk Chang, who serves as a standing member of the Audit Committee.

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

Executive Directors

The table below identifies our executive directors as of the date of this annual report:

Name	Age	Position	Director Since	End of Term (1)
Chung Won Kang	54	President and Chief Executive Officer	November 1, 2004	2007
Hyung Duk Chang	54	Auditor and Executive Director	December 13, 2004	2008
Kap Shin	49	Chief Financial Officer and Senior Executive Vice President; Finance Group	March 18, 2005	2008
Donald H. MacKenzie	56	Executive Director and Senior Executive Vice President; Risk Management Group	March 21, 2003	2006

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

None of the executive directors have any significant activities outside Kookmin Bank.

Chung Won Kang is our president and chief executive officer. He was an advisor to Kim & Chang, non-executive director of LG Investment & Securities Co., Ltd., an advisor to World Bank Group, president and chief executive officer of the former Seoul Bank, chief country officer of Deutsche Bank Group, Korea and chief country officer of Bankers Trust Group, Korea. He received a B.A. in economics from Dartmouth College and an M.A. in law and diplomacy from The Fletcher School of Law & Diplomacy.

Hyung Duk Chang is our auditor and executive director. He was an advisor to Shin & Kim, a representative director and head of Management Consulting at Kyobo Life Insurance, senior vice president of Planning & Human Resources and head of the Credit & Consumer Finance Department at Seoul Bank, and a managing director of SME Business Unit & Consumer Finance Department at Citibank. He received a B.A. in English at Hankuk University of Foreign Studies and studied top management at The Federation of Korean Industries.

Kap Shin is our chief financial officer, senior executive vice president and head of the Finance Group. He was chief financial officer of Korea Exchange Bank Credit Service, chief executive officer of Kapco Inc. and chief financial officer of Citibank Korea. He received a B.A. in accounting and an M.B.A. from Northern Illinois University.

Donald H. MacKenzie is an executive director, senior executive vice president and head of the Risk Management Group. He was seconded to us by ING Groep N.V. in 2000 as a senior advisor on risk management matters. Before coming to Korea, he was the country manager for ING Bank N.V. in Japan, managing director of ING Barings Limited, a vice president with Goldman Sachs and a partner at KPMG Peat Marwick. He is a member of the Canadian Institute of Chartered Accountants. He received a B.A. in economics from British Columbia University and a degree in accounting, finance and business administration from Simon Fraser University.

Non-executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. All nine non-executive directors below were nominated by our Non-executive Director Nominating Committee.

The table below identifies our non-executive directors as of the date of this annual report:

Name	Age	Position	Director Since	Year Term Ends (1)
Dong Soo Chung	59	Non-executive Director	March 22, 2002	2006
Nobuya Takasugi	62	Non-executive Director	March 18, 2005	2006
Hoon Namkoong	57	Non-executive Director	March 18, 2005	2006
Doo Hwan Song	56	Non-executive Director	March 18, 2005	2006
Chang Kyu Lee	55	Non-executive Director	March 18, 2005	2006
Dam Cho	52	Non-executive Director	March 18, 2005	2006
Suk Yong Cha	51	Non-executive Director	March 21, 2003	2006
Ki Hong Kim	48	Non-executive Director	March 21, 2003	2006
Young Soon Cheon	44	Non-executive Director	March 23, 2004	2006

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Dong Soo Chung has been a non-executive director since 2002. He is currently our chairman of the board of directors and a professor at Sangmyung University. He served as the deputy minister of the Ministry of Environment from January 2001 to February 2002. Prior to that, he was the assistant minister of the Planning and Management Office at the Ministry of Planning and Budget. He received a B.A. in business administration from Seoul National University and an M.A. in public administration from University of Wisconsin at Madison.

Nobuya Takasugi was elected non-executive director this year. He is currently an executive advisor to Fuji Xerox Korea. He was chairman and chief executive officer of Fuji Xerox Korea, chairman of the Seoul Japan Club and chairman of the Asia Pacific Policy Research Institute Advisory Council. He received a B.A. in Commercial Science from Waseda University in Japan.

Hoon Namkoong was elected non-executive director this year. He is currently a professor at Myungji University. He was a member of the Monetary Policy Committee and president of Korea Depositary Insurance Corporation. He received a B.A. in law from Seoul National University and an M.A. in public administration from University of Wisconsin at Madison.

Doo Hwan Song was elected non-executive director this year. He is currently a representative partner of Hankyul Law Firm. He served as an independent counsel on remittance to North Korea, an arbitrator of the Korean Commercial Arbitration Board, an executive director of the Korean Bar Association and a judge in the Seoul Civil District Court. He received a B.A. in law from Seoul National University.

Chang Kyu Lee was elected non-executive director this year. He is currently chief executive officer of Joongang Ilbo News Media. He was chief economic correspondent and managing director of Joongang Ilbo, director of Joongang Ilbo Newsroom and branch chief of Joongang Ilbo in Tokyo. He received a B.A. in economics from Sogang University.

Dam Cho was elected non-executive director this year. He is currently a professor at Chonnam National University. He was president of Korean Financial Management Association and a lecturer at Hongik University. He received a B.A. in business administration, an M.B.A. and a Ph.D. in finance from Korea University.

Suk Yong Cha has been a non-executive director since 2003. He is currently president and chief executive officer of LG Household & Health Care Ltd. He was president and chief executive officer of Haitai Confectionary and Foods Co., Ltd., president and chief executive officer of Procter & Gamble Korea, president and chief executive officer of Ssangyong Paper Co. and chief financial officer of P&G Asia headquarters in Hong Kong. He received a B.A. from the School of Management, State University of New York and an M.B.A. from the Johnson Graduate School of Management from Cornell University.

Ki Hong Kim has been a non-executive director since 2003. He is currently a professor of business administration at Chungbuk National University. He was a research fellow at the Korea Institute of Fiscal Policy, a research director at the Korea Insurance Development Institute and an assistant governor at the Financial Supervisory Service. He received a B.A. in business and economics from Barat College, an M.B.A. from the University of Missouri and a Ph.D. in business administration from the University of Georgia.

Young Soon Cheon was elected as a non-executive director in 2004. She is currently a professor of business administration at Joongang University. Prior to that, she was an assistant professor at Kyunghee University and an assistant professor at Baruch College, City University of New York. She received a B.A. in business administration from Chungang University, and an M.A. and Ph.D. in accountancy from the University of Georgia.

Any director wishing to enter into a transaction with Kookmin Bank in his or her personal capacity is required to obtain the prior approval of the Board of Directors. The director having an interest in the transaction may not vote at the meeting of the Board of Directors to approve the transaction.

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Age	Position
Dong Won Kim	52	Senior Executive Vice President; Strategic Planning Group
Yun Keun Jung	54	Senior Executive Vice President; Consumer Banking Group I
Nam Sik Yang	51	Senior Executive Vice President; Consumer Banking Group II
Hyo Sung Won	45	Senior Executive Vice President; Consumer Marketing Group
Yong Kook Oh	56	Senior Executive Vice President; Corporate Banking Group
Sang Jin Lee	50	Senior Executive Vice President; Credit Card Group
Ahn Sook Koo	50	Senior Executive Vice President; Private Banking/Asset Management Group
Jung Young Kang	54	Senior Executive Vice President; Trust/National Housing Fund Management Group
Young Han Choi	47	Senior Executive Vice President; Capital Markets and Treasury Group
Dong Soo Choe	50	Senior Executive Vice President; Credit Management Group
Seong Kyu Lee	45	Senior Executive Vice President; Sales Supporting Group
Jun Bo Cho	54	Senior Executive Vice President; Information Technology Group
Jeong Min Kim	54	Senior Executive Vice President; Human Resources Group

None of the executive officers have any significant activities outside Kookmin Bank.

Dong Won Kim is a senior executive vice president and the head of the Strategic Planning Group. Prior to that, he was an editorial at the Maeil Business Newspaper and a professor at Suwon University. He received a B.A., M.A., and Ph.D. in Economics from Korea University.

Yun Keun Jung is a senior executive vice president and the head of the Consumer Banking Group I. He was head of the Private Banking/Asset Management Group. Prior to that, he was head of the Taegu Regional Head Office. He received a B.A. in business from Kyungki University and an M.B.A. from Yonsei University.

Nam Sik Yang is a senior executive vice president and the head of the Consumer Banking Group II. Prior to that, he was a general manager at SeoYoido Corporate Banking Department. He received a B.S. from Seoul National University and an M.A. from Yonsei University.

Hyo Sung Won is a senior executive vice president and the head of the Consumer Marketing Group. Prior to that, he was executive vice president at KorAm Bank and a marketing director at Citibank, Korea. He received a B.A. in business from Seoul National University and an M.B.A. from Indiana University.

Yong Kook Oh is a senior executive vice president and the head of the Corporate Banking Group. Prior to that, he was a deputy president and executive vice president at Shinhan Bank and head of Local Corporation Banking Group at Citibank, Korea. He received a B.A. in business from Korea University.

Sang Jin Lee is a senior executive vice president and the head of the Credit Card Group. Prior to that, he was a vice president at Kookmin Credit Card. He received a B.A. in agriculture from Seoul National University.

Ahn Sook Koo is a senior executive vice president and the head of the Private Banking/Asset Management Group. Prior to that, she was the head of the Private Banking Group at Woori Bank, a managing director at Kyobo Life Insurance and a Consumer Banking branch manager at Citibank, Korea. She received a B.A. in English literature from Yonsei University and an M.B.A. from New York University.

Jung Young Kang is a senior executive vice president and the head of the Trust/National Housing Fund Management Group. Prior to joining us, he was a tax judge at the National Tax Tribunal. He received a B.A. in economics from Sungkyunkwan University, an M.A. in public administration from Seoul National University and an M.A. in economics from Indiana University.

Young Han Choi is a senior executive vice president and the head of the Capital Markets and Treasury Group. Prior to that, he was a consultant at Accolate Inc., the head of Trading and Treasury Manager of Deutsche Bank. He received a B.A. in business from Yonsei University and an M.B.A. from University of Michigan.

Dong Soo Choe is a senior executive vice president and the head of the Credit Management Group. Prior to that, he was the head of Commercial Affairs and Investment Banking at Samsung Securities and an assistant executive vice president of Credit Analysis at Hana Bank. He received a B.A. in French literature from Yonsei University and an M.B.A. from Peter Drucker Management School of Claremont Graduate University.

Seong Kyu Lee is a senior executive vice president and the head of the Sales Supporting Group. He was an executive director of our bank, head of the Workout and Operation Group and a director of the Corporate Restructuring Coordination Committee. Prior to joining us, he was an executive director of Seoul Bank. He received a B.A. in business administration, an M.A. in economics from Seoul National University and a Ph.D. in business administration from Yonsei University.

Jun Bo Cho is a senior executive vice president and the head of the Information Technology Group. Prior to that, he was a general manager at Buchen branch and IT Planning Team. He received a B.A. in public administration from Kunkuk University.

Jeong Min Kim is a senior executive vice president and the head of the Human Resources Group. Prior to that, he was a general manager of the Audit Team and Yeoksamdong Corporate Banking branch. He received a B.A. in business from Korea National Open University and an M.A. in human resources from Yonsei University.

Item 6B. Compensation

The aggregate remuneration paid and benefits-in-kind paid by us to our chairman, our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2004 was (Won)8,247 million. In addition, for the year ended December 31, 2004, we set aside (Won)269 million for allowances for severance and retirement benefits for our chairman, our president and chief executive officer, the other executive directors and our executive officers.

We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

We have granted stock options to our president and chief executive officer and other directors and executive officers as described below. For all of the options granted, we may elect either to issue common shares or allocate treasury shares, or pay in cash or treasury shares, the difference between the exercise and the market price at the date of exercise. Upon vesting, options may be exercised between three to eight years from the grant date, once restrictions on the exercise of options, including continued employment for at least two years from the grant date, lapse.

On November 16, 2001, our board of directors approved the Presidential Stock Option Plan. In accordance with the Presidential Stock Option Plan, we granted 700,000 options to our previous president and chief executive officer. 200,000 of these stock options terminated in November 2004. These options have vested and may be exercised up to eight years from the grant date. The exercise price is (Won)51,200 and the exercised options can be settled through the issuance of shares or allocation of treasury shares, or the payment in cash or treasury shares the difference between the exercise and the market price at the date of exercise at our discretion.

On November 1, 2004, we granted 700,000 options to our current president and chief executive officer, Mr. Chung Won Kang. Calculation with respect to how many options are exercisable is variable based on our financial performance and, specifically, the meeting of certain financial targets. Of the 700,000 options granted:

•	300,000 options will become exercisable if we reach a return on equity target of 25%;

•	200,000 options will become exercisable if we reach a BIS target ratio of 12%; and

•	200,000 options will become exercisable if reach a total return target for our shareholders, which is 100% of the rate of increase in the KOSPI banking industry index.

Our financial performance, as well as the rate of increase in the KOSPI banking industry index, will be measured at the commencement of the exercise period. In the case of early retirement, prior to the date of retirement, the number of options exercisable will be determined based on the duration of employment and the exercise price will depend on the KOSPI banking industry index on the date of such early retirement. These options vest after three years from the grant date and up to eight years after such date, beginning on November 2, 2007 and may be exercised up to eight years from the grant date. The exercise price is (Won)37,600 and the exercised options can be settled through the issuance of shares, the allocation of treasury shares, or the payment in cash or treasury shares the difference between the exercise and the market price at the date of exercise, at our discretion. For additional information regarding our stock option plan, see Note 30 to our consolidated financial statements.

In 2004, we recognized (Won)5,100 million as compensation expense for the stock options granted under our incentive stock option plan. For additional information regarding our compensation expense in connection with our incentive stock option plan, see Note 30 to our consolidated financial statements.

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

Board Steering Committee

The committee currently consists of five non-executive directors, consisting of Dong Soo Chung, Chang Kyu Lee, Suk Yong Cha, Ki Hong Kim and Young Soon Cheon, together with our president and chief executive officer. The chairperson of the Board Steering Committee is currently Dong Soo Chung. The Board Steering Committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee is responsible for both recommending and reviewing candidates for director and recommending candidates for the committee. The committee also reviews and assesses the director compensation programs and retainer arrangements to attract qualified directors. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every six months.

Management Strategy Committee

The committee currently consists of five non-executive directors, consisting of Chang Kyu Lee, Nobuya Takasugi, Dong Soo Chung, Doo Hwan Song and Dam Cho, together with our president and chief executive officer. The chairperson of the Management Strategy Committee is currently Chang Kyu Lee. The Management Strategy Committee oversees our long-term strategy formulation and reviews management’s proposals of new strategic initiatives. The committee also reviews any other strategy and performance related matters that the committee deems necessary. The committee holds regular meetings every quarter.

Risk Management Committee

The committee currently consists of five non-executive directors, consisting of Suk Yong Cha, Nobuya Takasugi, Hun Namkoong, Dam Cho and Young Soon Cheon, together with our president and chief executive officer. The chairperson of the Risk Management Committee is Suk Yong Cha. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The committee currently consists of four non-executive directors, consisting of Young Soon Cheon, Hoon Namkoong, Suk Yong Cha and Ki Hong Kim, together with our auditor and executive director, who serves as a standing member. The chairperson of the Audit Committee is Young Soon Cheon. The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Compensation Committee

The committee currently consists of four non-executive directors, consisting of Ki Hong Kim, Dong Soo Chung, Doo Hwan Song and Chang Kyu Lee. The chairperson of the Compensation Committee is Ki Hong Kim. The Compensation Committee oversees our overall compensation strategy and ensures that our executives are compensated in a manner consistent with the compensation strategy and requirements of the appropriate regulatory bodies. The committee is also responsible for reviewing and approving executive compensation criteria and levels as well as the benefit plans and overseeing the overall succession planning for executives. The committee holds regular meetings every six months.

Non-executive Director Nominating Committee

The committee currently has no members. The committee was created on October 24, 2002. The last meeting of the committee was on March 18, 2005 to nominate our current slate of nine non-executive directors. The committee will oversee the selection of non-executive director candidates and recommend them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the non-executive directors until the nominated non-executive directors are appointed. The committee will also oversee the establishment of the Council for Selection of Candidates for Non-executive Directors to assist in the impartial recommendation of non-executive director candidates.

Differences in Corporate Governance Practices

Pursuant to the rules of the New York Stock Exchange applicable to foreign private issuers like us that are listed on the New York Stock Exchange, we are required to disclose significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law and in accordance with our own internal procedures. The following is a summary of such significant differences:

NYSE Corporate Governance Standards	Kookmin Bank

Director independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as 9 out of 13 directors are non-executive directors.
Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our non-executive directors hold semiannual meetings in accordance with the Regulation of the Board of Directors.
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have not established a separate nomination/corporate governance committee. However, our president and three non-executive directors will serve on the Non-executive Director Nominating Committee, established in accordance with applicable Korean law, and the committee presents proposals for the nomination of non-executive directors to the board. In addition, we receive advice from an ad hoc advisory board, composed of two to five independent experts, in connection with the nomination of non-executive directors.
Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We maintain a Compensation Committee composed of four non-executive directors.
Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four non-executive directors and a standing member who satisfies the New York Stock Exchange’s independence requirements. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has five members, as described above.
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: one providing for the grant of stock options to officers and directors; and an Employee Stock Ownership Plan, or ESOP.

All material matters related to the granting stock options are provided in our Articles of Incorporation, and any amendments to the Articles of Incorporation are subject to shareholders’ approval.

Matters related to the ESOP are not subject to shareholders’ approval under Korean law.

NYSE Corporate Governance Standards	Kookmin Bank

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We are currently in the preliminary process of adopting corporate governance guidelines.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics and Business Conduct for Employees, a copy of which is filed as an exhibit to this annual report and which is also available on our website.

Item 6D. Employees

The following table sets forth information, for the periods indicated, regarding our employees:

	As of December 31,
	2002	2003	2004
Full-time employees	18,347	19,525	18,927
Contractual employees	8,665	9,455	8,367
Managerial or executive employees	10,112	11,309	11,000
Members of Korea Financial Industry Union
Kookmin Bank Chapter	8,446	8,342	8,126
H&CB Chapter	7,022	6,933	6,772
Members of the Korea Federation of Trade Unions
Former Kookmin Credit Card Labor Union	—	1,215	1,215
Subsidiary full-time employees (1)	1,976	945	1,226

(1)	Including executive officers.

Our total number of employees increased in 2003, primarily as a result of the merger of Kookmin Credit Card with us. Our total number of employees decreased in 2004 compared to 2003, reflecting our efforts to streamline our organizational structure.

We consider our relations with our employees to be satisfactory. Every year, usually in May, our unions and our management negotiate and enter into a new collective bargaining agreement and negotiate annual wage adjustments. Following the merger of former Kookmin Bank and H&CB, we had two union chapters of the Korea Financial Industry Union and one labor union of the Korea Federation of Trade Unions. These three unions merged into one union in January 2005.

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

In February 2005, after 2,200 employees chose to take voluntary early retirement, we established a human resources outsourcing organization to assist those who wished to come out of retirement to return to work for us.

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

Pursuant to the Korean National Pension Law, we prepay a portion of our accrued severance liabilities to the National Pension Corporation at the rate of 4.5% of each employee’s annual wages. Our employees are also responsible for payment to the National Pension Corporation of 4.5% of their wages. Our employees are entitled to receive an annuity from the National Pension Corporation following their retirement, commencing at the age of 60.

Upon termination, our employees are entitled to receive severance payments pursuant to the Labor Standards Act of Korea. The amount received by any employee equals the amount equivalent to (1) 30 days’ salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by (2) the number of continuous years during which the employee worked. For information regarding our severance payments, see Note 29 of the notes to our consolidated financial statements.

All of our employees are eligible to participate in our employee stock ownership association plan. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association plan have pre-emptive rights to acquire up to 20% of our shares in public offerings by us pursuant to the Korean Securities and Exchange Act. In April 2005, we contributed 2,000,000 shares to our employee stock ownership association. The association will need to hold these shares for three years, after which such shares may be sold.

We operate human resources development programs to train future leaders, leadership programs for development and improvement of management skills and job skills enhancement programs to improve business skills. These educational training programs are being implemented through our four internal training centers, professional training institutions within Korea and overseas, advanced overseas financial institutions, satellite programming and correspondence training institutions. We also offer training programs at the Korea Banking Institute in order to train our employees in both basic functional and professional skills.

Item 6E. Share Ownership

Common Stock

As of December 31, 2004, the persons who are currently our directors or executive officers, as a group, held an aggregate of 10,060 shares of common stock of Kookmin Bank, representing approximately 0.003% of the outstanding Kookmin Bank common stock as of such date. None of these persons individually held more than 1% of the outstanding common stock of Kookmin Bank as of such date.

Stock Options

The following table is the breakdown of stock options with respect to our common stock which we have granted to our directors and employees. It describes grant date, position, exercise period, price and the number of options as of March 31, 2005.

Grant date	Position when granted	Exercise period		Exercise price		Number of granted options (1)	Number of exercised options	Number of exercisable options
		From	To
28-Feb-00	Director and Executive Vice President	01-Mar-03	28-Feb-06	27,600		22,490	0	22,490
28-Feb-00	2 Senior Executive Vice Presidents	01-Mar-03	28-Feb-06	27,600		60,000	20,000	40,000
28-Feb-00	11 Non-executive Directors	01-Mar-03	28-Feb-06	27,600		52,009	14,539	37,470
28-Feb-00	10 Employees	01-Mar-03	28-Feb-06	27,600		67,283	33,975	33,308
24-Mar-01	2 Senior Executive Vice Presidents	25-Mar-04	24-Mar-07	25,100		49,333	7,000	42,333
24-Mar-01	3 Non-executive Directors	25-Mar-04	24-Mar-07	25,100		6,552	0	6,552
24-Mar-01	3 Employees	25-Mar-04	24-Mar-07	25,100		16,491	13,216	3,275
15-Mar-01	Chairman and CEO	16-Mar-04	15-Mar-09	28,027		29,614	1,000	28,614
15-Mar-01	Auditor and Executive Director	16-Mar-04	15-Mar-09	28,027		14,807	0	14,807
15-Mar-01	9 Non-executive Directors	16-Mar-04	15-Mar-09	28,027		23,376	7,792	15,584
15-Mar-01	7 Senior Executive Vice Presidents	16-Mar-04	15-Mar-09	28,027		82,915	18,380	64,535
15-Mar-01	47 Employees	16-Mar-04	15-Mar-09	28,027		39,684	5,015	34,669
22-Mar-01	Auditor(2)	23-Mar-04	22-Mar-11	71,538		6,644	0	6,644
22-Mar-01	3 Vice Presidents(2)	23-Mar-04	22-Mar-11	71,538		15,502	0	15,502
16-Nov-01	President and CEO	17-Nov-04	16-Nov-09	51,200		500,000	0	500,000
16-Nov-01	Chairman	17-Nov-04	16-Nov-09	51,200		150,000	0	150,000
22-Mar-02	Auditor and Executive Director	23-Mar-05	22-Mar-10	57,100		9,963	0	9,963
22-Mar-02	8 Non-executive Directors	23-Mar-05	22-Mar-10	57,100		32,284	0	32,284
22-Mar-02	9 Senior Executive Vice Presidents	23-Mar-05	22-Mar-10	57,100		161,651	0	161,651
22-Mar-02	16 Employees	23-Mar-05	22-Mar-10	57,100		147,658	0	147,658
29-Mar-02	3 Non-executive Directors(2)	30-Mar-04	29-Mar-11	129,100		9,990	0	9,990
26-Jul-02	Senior Executive Vice President	27-Jul-05	26-Jul-10	58,800		30,000	0	30,000
21-Mar-03	11 Non-executive Directors	22-Mar-06	21-Mar-11	X	(3)	63,443	0	63,443
21-Mar-03	3 Senior Executive Vice Presidents	22-Mar-06	21-Mar-11	35,500		25,910	0	25,910
21-Mar-03	6 Employees	22-Mar-06	21-Mar-11	35,500		63,650	0	63,650
27-Aug-03	Senior Executive Vice President	28-Aug-06	27-Aug-11	40,500		5,091	0	5,091
09-Feb-04	4 Senior Executive Vide Presidents	10-Feb-07	09-Feb-12	46,100		26,702	0	26,702
09-Feb-04	10 Employees	10-Feb-07	09-Feb-12	46,100		48,837	0	48,837
23-Mar-04	4 Non-executive Directors	24-Mar-07	23-Mar-12	47,200		20,000	0	20,000
23-Mar-04	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200		10,000	0	10,000
01-Nov-04	President and CEO	02-Nov-07	01-Nov-12	Y	(4)	700,000	0	700,000
18-Mar-05	Auditor and Executive Director	19-Mar-08	18-Mar-13	Z	(5)	30,000	0	30,000
18-Mar-05	9 Non-executive Directors	19-Mar-08	18-Mar-13	Z	(5)	135,000	0	135,000
18-Mar-05	14 Senior Executive Vice Presidents	19-Mar-08	18-Mar-13	46,800		420,000	0	420,000
18-Mar-05	23 Employees	19-Mar-08	18-Mar-13	46,800		345,000	0	345,000

						3,421,879	120,917	3,300,962

(1)	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.
(2)	Originally options with respect to common stock of Kookmin Credit Card, which have been converted into options with respect to our common stock.
(3)	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
(4)	Exercise price = 37,600 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
(5)	Exercise price = 46,800 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Item 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A. Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2004 by each person or entity known to us to own beneficially more than 5% of our outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of shares of common stock	Percentage of total shares of common stock (%)	Percentage of total shares on a fully diluted basis (%)
The Bank of New York (1)	47,503,730	15.50	15.50

(1)	As depositary bank.

As of December 31, 2004, executive and non-executive directors collectively owned 28,716 shares of our common stock, and our executive officers, excluding our chairman, our president and chief executive officer, and auditor and executive director owned 7,627 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of December 31, 2004.

In December 2003, we purchased 27,423,761 shares of our common stock in the Korean government’s auction of the shares that it had owned. In June 2005, we disposed of all of these shares in an over-the-market transaction. With respect to the remaining shares that we own, we cannot exercise any voting rights with respect to those shares pursuant to Korean law.

Item 7B. Related Party Transactions

As of December 31, 2002, 2003 and 2004, we had an aggregate of (Won)1,536 million, (Won)8,048 million and (Won)1,633 million, respectively, in loans outstanding to our executive officers and directors. In addition, as of such dates, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 35 of the notes to our consolidated financial statements. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

In June 1999, Goldman Sachs Capital Koryo, L.P., a fund managed by The Goldman Sachs Group, Inc., acquired (through its wholly owned subsidiaries Goldman Sachs Capital Chosun, Ltd. and Goldman Sachs Capital Shilla, Ltd.) an interest in the former Kookmin Bank in return for an investment of US$500 million in new common shares and convertible bonds, consisting of (Won)360 billion of new common shares (17,768,870 common shares at (Won)20,260 per share, as adjusted for the merger ratio of 1.688346:1) and US$200 million principal amount of subordinated convertible bonds with an original conversion price of (Won)14,200 per common share. As a result of subsequent sales of our common stock (including common stock obtained upon conversion of the convertible bonds) by Goldman Sachs Capital Koryo in June 2002 and November 2003, Goldman Sachs Koryo beneficially owned 1.14% of our outstanding common stock as of December 31, 2004. See “See “Item 4A. History and Development of the Company—History of the Former Kookmin Bank.”

In December 2002, we formally extended our strategic alliance agreement with ING Bank N.V., replacing its prior investment agreement with H&CB. Under the terms of the strategic alliance agreement, we are required to cause one nominee of ING Bank N.V. to be appointed as an executive director and senior executive vice president and another nominee to be appointed as a non-executive director so long as ING Groep N.V. and its affiliates maintain a minimum shareholding in us as defined in the strategic alliance agreement. In August 2003, our board approved and ratified an amended and restated strategic alliance agreement with ING Groep N.V. As a result:

•	the exclusive alliance with respect to our bancassurance business was revised to a non-exclusive, commercial relationship-based alliance;

•	ING Groep N.V. is required to maintain beneficial ownership of no less than 12,716,691 shares of our common stock, subject to adjustment for any share consolidations or share splits or, in the event of a merger with another entity, as adjusted accordingly pursuant to the merger ratio for the merger; and

•	each party agreed to maintain its level of investment in ING Life Insurance Company, Korea Ltd. (which is currently 20% owned by us and 80% owned by ING Insurance International B.V.) and KB Asset Management (which is currently 80% owned by us and 20% by ING Insurance International B.V.) until August 29, 2006.

In August 2003, we amended and restated our joint venture agreement with ING Insurance International B.V. and ING Life Insurance Company, Korea, Ltd. This agreement establishes the terms of the joint venture between us and ING Insurance International with respect to ING Life Insurance Company, Korea. Pursuant to this agreement, we have agreed to use our best commercial efforts to source and distribute insurance products produced and underwritten by ING Life Insurance Company, Korea at a percentage level that is approximately 30% of our total sales of insurance products produced and underwritten from all life insurance companies.

In August 2003, we also amended certain provisions in our joint venture agreement with ING Insurance International B.V. and KB Asset Management Co., Ltd. This agreement expands and establishes the terms of the joint venture between us and ING Insurance International with respect to KB Asset Management.

In June 2004, we established a new wholly-owned insurance subsidiary, KB Life Co., Ltd., to which we contributed the acquired assets and liabilities. KB Life focuses on bancassurance, and offer life insurance and wealth management products through our branch network. ING Groep N.V. purchased a 49% interest in KB Life in August 2004.

For more details regarding our relationship with ING Groep N.V., see “Item 4A. History and Development of the Company—History of H&CB,” “Item 4B. Business Overview—Other Businesses—Bancassurance” and “Item 10C. Material Contracts.”

Item 7C. Interest of Experts and Counsel

Not Applicable

Item 8. FINANCIAL INFORMATION

Item 8A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-67 of “Item 19. Exhibits.”

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

The Merger with H&CB

In March 2001, an individual filed a lawsuit with the Seoul Central District Court requesting the court to order a revocation of the merger. Despite the dismissal of certain motions filed in connection with the lawsuit, the case is still pending. In the meantime, additional persons have joined the lawsuit as plaintiffs. In November 2003, the Seoul Central District Court decided the case in our favor. The individual, however, appealed the decision to the Seoul High Court. On March 30, 2005, Seoul High Court denied the plaintiff’s appeal. The plaintiff then appealed the decision to the Supreme Court in April 2005. The case is still pending.

Other Proceedings

During the first quarter of 2004, the National Tax Administration of Korea completed a tax audit in respect of us for the fiscal years 1998, 1999, 2000 and 2001, as a result of which we were assessed (Won)123.3 billion for tax deficiencies. We have paid the entire amount, but are in proceedings to appeal the assessment. The case is still pending before the National Tax Tribunal.

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

In April 2002, the Korea Fair Trade Commission ordered four domestic-based credit card companies to pay administrative fines in an aggregate amount of (Won)23.4 billion in connection with certain collusion and anti-competitive practices in fixing commission fees and credit card interest rates for cash advances, installment purchases and overdue accounts. Kookmin Credit Card was fined (Won)6.96 billion for anti-competitive behavior. In

July 2002 Kookmin Credit Card paid the administrative fine in full; prior to this it filed a lawsuit in October 2002 with the Seoul High Court to revoke the order. On May 20, 2004, the Seoul High Court ruled that the order to pay administrative fines was invalid. The Korean Fair Trade Commission petitioned to the Supreme Court in June 2004. The case is still pending.

In November 2002, the Korea Fair Trade Commission fined five credit card companies (including Kookmin Credit Card) for allegedly discriminating against merchants at department stores by charging fees higher than those charged to merchants at discount stores. Kookmin Credit Card’s portion of the fine amounted to (Won)640 million. In February 2003 Kookmin Credit Card paid the administrative fine in full and filed a lawsuit with the Seoul High Court to revoke the order. The Seoul High Court ruled for us in June 2004. The Korean Fair Trade Commission, however, appealed to the Supreme Court in August 2004. The case is still pending.

During the second quarter of 2004, the Financial Supervisory Service, which is our principal regulator in Korea, conducted a periodic inspection of our bank, which it generally performs once every two years. Following the conclusion of this periodic inspection, the Financial Supervisory Service notified us in June 2004 that it would conduct an audit review with respect to our audited annual financial statements prepared under Korean GAAP as of and for the year ended December 31, 2003. As a result of the review, the Financial Supervisory Service determined that we had improperly applied certain Korean accounting principles in connection with our merger with Kookmin Credit Card and other accounting related matters. The Financial Supervisory Service required us to adjust certain line items in our Korean GAAP financial statements, which resulted in an increase in our net loss for 2003 by approximately (Won)177 billion. We were also fined (Won)2 billion and our previous president and chief executive officer was given a “disciplinary warning” from the Financial Supervisory Service as a result of these accounting violations, which effectively prevented him from extending his term after the expiration of his initial term in October 2004. In addition, we were prohibited from selecting our own independent auditor to audit our Korean GAAP financial statements as of and for the future years ending December 31, 2005 and 2006. In May 2005, we engaged Deloitte Hana Anjin LLC as our new independent auditor for purposes of our Korean GAAP financial statements after it was selected on our behalf by the Financial Supervisory Service.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of each of the five years ended December 31, 2004. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year. Dollar amounts have been converted from Won at the noon buying rate at the end of the relevant periods.

Fiscal year	Dividends per common share (1)(2)			Dividends per preferred share (2)			Total amount of cash dividends paid
							(in millions of Won)
2000(3)	(Won)	844	$0.64	(Won)	50	$0.04	(Won)	151,009
2001(4)		400	0.34		—	—		29,967
2002(5)		1,000	0.84		—	—		325,233
2003(6)		—	—		—	—		—
2004(7)		550	0.53		—	—		168,574

(1)	Per share information for dividends paid prior to November 1, 2001 has been adjusted for the merger ratio of 1:1.688346.

(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,035.1 = US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	On January 31, 2001 our board of directors passed a board resolution recommending a cash dividend of 10% to the stockholders of record as of December 31, 2000.
(4)	On December 15, 2001, our board of directors passed a board resolution recommending a 6% stock dividend and a cash dividend of (Won)100 per common share (before dividend tax), representing 2% of the par value of each share, for the fiscal year ended December 31, 2001. This resolution was approved and ratified by our stockholders on March 22, 2002. For this dividend, 17,979,954 common shares were issued and distributed to the stockholders who were registered in the stockholder registry on December 31, 2001.
(5)	On March 3, 2003, our board of directors passed a board resolution recommending a cash dividend of (Won)1,000 per common share (before dividend tax), representing 20% of the par value of each share, for the fiscal year ended December 31, 2002. This resolution was approved and ratified by our stockholders on March 21, 2003.
(6)	On February 9, 2004, our board of directors passed a board resolution recommending that no dividends be paid for the fiscal year ended December 31, 2003. This resolution was approved and ratified by our stockholders on March 23, 2004.
(7)	On February 3, 2005, our board of directors passed a board resolution recommending a cash dividend of (Won)550 per common share (before dividend tax), representing 11% of the par value of each share, for the fiscal year ended December 31, 2004. This resolution was approved and ratified by our stockholders on March 18, 2005.

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

Item 8B. Significant Changes

Not Applicable

Item 9. THE OFFER AND LISTING

Item 9A. Offering and Listing Details

Market Price Information

The principal trading market for our common stock is the Stock Market Division of the Korea Exchange. Our common stock has been listed on the Stock Market Division of the Korea Exchange since November 9, 2001, and the ADSs have been listed on the New York Stock Exchange under the symbol “KB” since November 1, 2001. The ADSs are identified by the CUSIP number 50049M109.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for our common stock and, for periods prior to the merger, for the common stock of the former Kookmin Bank (not adjusted for the merger ratio), and the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Stock Market Division of Korea Exchange (1)					New York Stock Exchange (2)
	Closing price per common stock (3)				Average daily trading volume (in thousands of shares)	Closing price per ADS		Average daily trading volume (in thousands of shares)
	High		Low			High	Low
2000	(Won)	21,100	(Won)	9,200	3,340.3	—	—	—
2001
First Quarter		18,900		13,200	2,700.9	—	—	—
Second Quarter		17,750		12,250	1,975.9	—	—	—
Third Quarter		20,600		15,600	1,891.4	—	—	—
Fourth Quarter (to October 31)		20,000		16,600	1,754.7	—	—	—
Fourth Quarter (from November 1 for ADSs and from November 9 for common stock)		50,300		41,300	2,549.4	$40.00	$34.00	116.9
2002
First Quarter		62,100		51,500	1,897.0	48.69	39.45	161.6
Second Quarter		66,400		54,300	1,642.0	54.10	40.75	332.6
Third Quarter		62,100		44,750	1,227.4	52.32	35.30	320.4
Fourth Quarter		47,700		37,150	2,139.9	40.09	29.40	364.8
2003
First Quarter		43,300		29,600	1,777.8	37.87	22.90	306.0
Second Quarter		39,900		29,150	2,532.1	33.25	23.39	355.5
Third Quarter		46,200		36,400	1,683.6	39.23	30.86	405.0
Fourth Quarter		48,100		38,100	2,068.1	40.34	33.46	238.9
2004
First Quarter		50,600		44,000	1,456.0	44.20	37.40	231.5
Second Quarter		49,000		32,650	1,894.1	42.94	28.94	352.9
Third Quarter		39,900		31,450	1,573.4	35.83	27.11	366.1
Fourth Quarter		41,200		35,000	1,414.5	39.08	31.70	308.2
2005
January		44,500		40,000	1,189.4	43.40	37.70	309.4
February		46,400		43,200	1,502.6	46.09	42.75	313.7
March		49,300		44,250	1,167.0	43.24	48.76	375.2
April		47,350		41,750	988.7	46.95	41.70	263.5
May		45,150		42,050	737.6	45.31	41.70	271.0
June (through June 27)		48,400		44,550	1,155.2	47.74	44.90	289.3

Source:    IDC Remote Plus, Reuters and Stock Market Division of the Korea Exchange

(1)	Trading of common shares on the Stock Market Division of the Korea Exchange commenced on November 9, 2001.
(2)	Trading of ADSs on the New York Stock Exchange commenced on November 1, 2001. Each ADS represents the right to receive one share.
(3)	For periods prior to November 9, 2001, the quotations for the common shares are in respect of the former Kookmin Bank, which have not been adjusted for the merger ratio.

Item 9B. Plan of Distribution

Not Applicable

Item 9C. Markets

The Stock Market Division of the Korea Exchange

The Stock Market Division of the Korea Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Stock Market Division of the Korea Exchange is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2004, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately (Won)412.6 trillion. The average daily trading volume of equity securities for 2004 was approximately 372.9 million shares with an average transaction value of (Won)2,232.1 billion.

The Stock Market Division of the Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Listing Regulation of the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.

The Stock Market Division of the Korea Exchange publishes the KOSPI every ten seconds, which is an index of all equity securities listed on the Stock Market Division of the Korea Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	22.52	34.46	15.59	21.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005 (through June 27)	893.71	1,022.79	870.84	991.11

Source: The Stock Market Division of the Korea Exchange

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Stock Market Division of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

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

Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Stock Market Division of the Korea Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Stock Market Division of the Korea Exchange. See “Item 10E. Taxation—Korean Taxation.”

The following table sets forth the number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market capitalization on the last day of each period				Average daily trading volume, value
Year	Number of listed companies	(Billions of Won)		(Millions of US$) (1)	Thousands of shares	(Millions of Won)		(Thousands of US$) (1)
1982	334	(Won)	3,001	$4,279	9,704	(Won)	6,667	$9,507
1983	328		3,490	4,666	9,325		5,941	7,944
1984	336		5,149	6,434	14,847		10,642	13,301
1985	342		6,570	7,921	18,925		12,315	14,846
1986	355		11,994	13,439	31,755		32,870	36,830
1987	389		26,172	30,250	20,353		70,185	81,120
1988	502		64,544	81,177	10,367		198,364	249,483
1989	626		95,477	138,997	11,757		280,967	409,037
1990	669		79,020	115,610	10,866		183,692	268,753
1991	686		73,118	101,623	14,022		214,263	297,795
1992	688		84,712	110,691	24,028		308,246	402,779
1993	693		112,665	142,668	35,130		574,048	726,919
1994	699		151,217	185,657	36,862		776,257	953,047
1995	721		141,151	178,266	26,130		487,762	616,016
1996	760		117,370	151,289	26,571		486,834	627,525
1997	776		70,989	82,786	41,525		555,759	648,115
1998	748		137,799	81,297	97,716		660,429	389,634
1999	725		349,504	294,319	278,551		3,481,620	2,931,891
2000	704		188,042	166,703	306,163		2,602,211	2,306,925
2001	689		255,850	200,039	473,241		1,997,420	1,561,705
2002	683		258,681	217,379	857,245		3,041,598	2,308,789
2003	684		355,363	298,123	542,010		2,216,636	1,859,594
2004	679		412,588	398,597	372,894		2,232,108	2,156,418
2005 (through June 27)	679		460,342	454,210	401,821		2,411,368	2,379,248

Source: The Stock Market Division of the Korea Exchange

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York in effect on the first business day of the period indicated.

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

Further Opening of the Korean Securities Market

A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Stock Market Division of the Korea Exchange. Remittance and repatriation of funds in connection with foreign investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

In addition, on January 28, 2002 the Stock Market Division of the Korea Exchange opened a new options market for seven stocks (Samsung Electronics, SK Telecom, KT Corporation, Korea Electric Power Corporation, POSCO, Kookmin Bank and Hyundai Motor Company). Foreigners are permitted to invest in such options subject to the same procedural requirements and investment limitations applicable to Korean investors.

Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

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

Currently, foreigners are permitted to invest in certain securities including shares of all Korean companies that are not listed on the Stock Market Division of the Korea Exchange nor registered on the KOSDAQ Market Division of the Korea Exchange and in bonds that are not listed.

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

When a customer places a sell order with a securities company which is not a member of the Stock Market Division of the Korea Exchange, and that securities company places a sell order with another securities company which is a member of the Stock Market Division of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the Korean Securities and Exchange Act, the Stock Market Division of the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Stock Market Division of the Korea Exchange breaches its obligation in connection with a buy order, the Stock Market Division of the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

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

Reporting Requirements for Holders of Substantial Interests

Any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (plus Equity Securities of us held by such persons) is required to report the status of the holdings to the Financial Supervisory Commission and the Stock Market Division of the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities of us is required to be reported to the Financial Supervisory Commission and the Stock Market Division of the Korea Exchange within five business days from the date of the change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Supervisory Commission may order the disposal of the unreported Equity Securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities Futures Commission and the Stock Market Division of the Korea Exchange within ten days after he/she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Stock Market Division of the Korea Exchange within the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

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

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations (which we refer to collectively as the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, except in limited circumstances, including:

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

For over-the-counter transactions of shares between foreigners outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares and shares being issued for initial listing on the Stock Market Division of the Korea Exchange or registration on KOSDAQ Market Division of the Korea Exchange) to register its identity with the Financial Supervisory Service prior to making any such investment. The registration requirement does not, however, apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Finance and Economy under the Korean Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale. A foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

Not Applicable

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

As of December 31, 2004, our authorized share capital is 1,000,000,000 shares. Subject to applicable laws and regulations, we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares under our articles of incorporation. Furthermore, through an amendment of the articles of incorporation, we may create new classes of shares, in addition to the common shares and the preferred shares. See “—Voting Rights.”

As of December 31, 2004, we had 336,379,116 shares of issued common stock and had 306,497,907 shares of outstanding common stock. No preferred stock is currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 663,620,884 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved at the general meeting of stockholders convened immediately after the date of granting such stock options. As of December 31, 2004, our officers, directors and employees held options to purchase 2,532,054 shares of our common stock. These outstanding options included options to purchase 700,000 shares of our common stock held by our chief executive officer. The exercise by our chief executive officer of options to purchase 700,000 shares of our common stock is subject to the satisfaction of certain conditions with respect to the price of our common stock on the Stock Market Division of the Korea Exchange.

Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

Organization and Register

We are a banking corporation organized in Korea under the Korean Commercial Code and the Bank Act. We are registered with the commercial registry office of Seoul Central District Court.

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

We declare our dividend annually at the annual general meeting of stockholders, which are held within three months after the end of each fiscal year. Once declared, the annual dividend must be paid to the stockholders of record as of the end of the preceding fiscal year within one month after the annual general meeting. Annual dividends may be distributed either in cash or in shares provided that shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend.

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

Preemptive Rights and Issuances of Additional Shares

Unless otherwise provided in the Korean Commercial Code, a company may issue authorized but unissued shares at such times and upon such terms as the board of directors of the company may determine. The company must offer the new shares on uniform terms to all stockholders who have preemptive rights and who are listed on the stockholders’ register as of the applicable record date. Our stockholders will be entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. However, as provided in our articles of incorporation, new shares may be issued to persons other than existing stockholders if such shares are:

•	publicly offered pursuant to the Korean Securities and Exchange Act;

•	issued to our employee stock ownership association as described below;

•	represented by our depositary receipts;

•	issued to certain foreign or domestic investors in the course of management of our bank pursuant to relevant laws and regulations;

•	issued upon exercise of stock options pursuant to the Korean Securities and Exchange Act;

•	issued to the Korean government or the Korea Deposit Insurance Corporation; or

•	issued primarily to a third party who has contributed to the management of our bank, including by providing financing, credit, advanced financing technique, know-how or entering into close business alliances.

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

Under the Korean Securities and Exchange Act, members of our employee stock ownership association, whether or not they are stockholders, will have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. This right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares then outstanding. As of December 31, 2004, our employee stock ownership association owned 982,454 of our shares of common stock.

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

Rights of Dissenting Stockholders

Pursuant to the Korean Securities and Exchange Act, and the Law on the Improvement of the Structure of the Financial Industry, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business, if we acquire a part of the business of any other company and such acquisition has a material effect on our business or if we merge or consolidate with another company), dissenting holders of shares of our common stock and our preferred stock will have the right to require us to purchase their shares. To exercise such a right, stockholders must submit to us a written notice of their intention to dissent prior to the general meeting of stockholders. Within 20 days (10 days in the case of a merger or consolidation under the Law on Improvement of the Structure of the Financial Industry) after the date on which the relevant resolution is passed at such meeting, such dissenting stockholders must request in writing that we purchase their shares. We are obligated to purchase the shares from dissenting stockholders within one month after the end of such request period (within two months after the receipt of such request in the case of a merger or consolidation under the Law on Improvement of the Structure of Financial Industry) at a price to be determined by negotiation between the stockholder and us. If we cannot agree on a price with the stockholder through such negotiations, the purchase price will be the arithmetic mean of:

•	the weighted average of the daily stock prices on the Stock Market Division of the Korea Exchange for the two-month period prior to the date of the adoption of the relevant board of directors’ resolution;

•	the weighted average of the daily stock prices on the Stock Market Division of the Korea Exchange for the one-month period prior to the date of the adoption of the relevant board of directors’ resolution; and

•	the weighted average of the daily stock prices on the Stock Market Division of the Korea Exchange for the one-week period prior to the date of the adoption of the relevant board of directors’ resolution.

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

Under the Korean Securities and Exchange Act, we must file with the Korean Financial Supervisory Commission and the Stock Market Division of the Korea Exchange an annual report within 90 days after the end of each fiscal year, a half-year report within 45 days after the end of the first six months of each fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of each fiscal year, respectively. Copies of such reports will be available for public inspection at the Korean Financial Supervisory Commission and the Stock Market Division of the Korea Exchange.

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. The Korean Securities and Exchange Act provides, however, that in case of a company listed on the Stock Market Division of the Korea Exchange such as us, share transfers can be effected by the book-entry method. In order to assert stockholders’ rights against us, the transferee must have his name and address registered on the register of stockholders. For this purpose, stockholders are required to file with us their name, address and seal. Non-resident stockholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under current Korean regulations, the Korea Securities Depository, internationally recognized foreign custodians, investment trust companies, futures trading companies, foreign exchange banks (including domestic branches of foreign banks), and securities companies (including domestic branches of foreign securities companies) may act as agents and provide related services for foreign stockholders. In addition, foreign stockholders may appoint a standing proxy among the foregoing and generally may not allow any person other than the standing proxy to exercise rights to the acquired shares or perform any tasks related thereto on their behalf. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 9C. Markets” and “Item 10D. Exchange Controls.” Except as provided in the Bank Act, the ceiling on the aggregate shareholdings of a single stockholder and persons who stand in a special relationship with such stockholder is 10% of our issued and outstanding voting shares. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

Acquisition of Our Shares

We generally may not acquire our own shares except in certain limited circumstances, including, without limitation, a reduction in capital.

Notwithstanding the foregoing restrictions, pursuant to the Korean Securities and Exchange Act and regulations under the Bank Act and after submission of certain reports to the Korean Financial Supervisory Commission, we may purchase our own shares on the Stock Market Division of the Korea Exchange or through a tender offer, subject to the restrictions that:

•	the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year; and

•	the purchase of such shares shall meet the risk-adjusted capital ratio under Bank for International Settlements standards.

In general, subsidiaries of which we own 50% or more will not be permitted to acquire our shares.

Item 10C. Material Contracts

In December 2002, we formally extended our strategic alliance agreement with ING Bank N.V., pursuant to which we agreed to replace the prior investment agreement entered into with the affiliates of ING Bank and H&CB with this agreement and to enter into joint venture agreements with its affiliates relating to the bancassurance business and KB Asset Management. Under the terms of this agreement, we are required to nominate one person selected by ING Bank N.V. to be appointed as an executive director and senior executive vice president and another person to be appointed as a non-executive director so long as ING Groep N.V. and its affiliates maintain a minimum shareholding in us as defined in this agreement. In August 2003, our board approved and ratified an amended and restated strategic alliance agreement with ING Groep N.V. As a result:

•	the exclusive alliance with respect to our bancassurance business was revised to a non-exclusive, commercial relationship-based alliance;

•	ING Groep N.V. is required to maintain beneficial ownership of no less than 12,716,691 shares of our common stock, subject to adjustment for any share consolidations or share splits or, in the event of a merger with another entity, as adjusted accordingly pursuant to the merger ratio for the merger; and

•	each the parties agreed to maintain its level of investment in ING Life Insurance Company, Korea Ltd. (which is currently 20% owned by us and 80% owned by ING Insurance International B.V.) and KB Asset Management (which is currently 80% owned by us and 20% by ING Insurance International B.V.) until August 29, 2006.

For more details regarding our relationship with ING Groep N.V., see “Item 4A. History and Development of the Company—History of H&CB,” “Item 4B. Business Overview—Other Businesses—Bancassurance,” and “Item 7B. Related Party Transactions.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.

Distributions of additional shares in respect of common shares or ADSs that are made as part of a pro-rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

For U.S. federal income tax purposes, gain or loss you realize on a sale or other disposition of common shares or ADSs generally will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the common shares or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates.

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

Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial.

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

In order to obtain the benefit of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of your tax residence as may be required by the Korean tax authorities. If you hold ADSs, evidence of your tax residence may be submitted to us through the depository. Please see the discussion under “-Tax Treaties” below for additional information with respect to claiming treaty benefits.

If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

Taxation of Capital Gains

As a general rule, you will be exempt from Korean taxation on capital gains recognized from a sale of our shares through the Stock Market Division of the Korea Exchange, if you (i) have no permanent establishment in Korea and (ii) did not or have not owned, together with certain related parties, 25% or more of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale.

Under a tax ruling issued by the Korean tax authorities in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, as a result, (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferees’ permanent establishment in Korea) are not subject to Korean income taxation and (ii) capital gains earned by you (regardless whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea are exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea; provided that the issuance of the ADSs is deemed to be an overseas issuance under such law. However, according to a recent tax ruling issued in 2004 by the Korean tax authorities regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income on capital gains, it gives rise to a concern that exemptions afforded under domestic Korean tax law to capital gains from transfers of ADSs based on the treatment of ADSs as securities separate from the underlying shares may no longer apply (including those referred to in the 1995 tax ruling), if the Korean tax authority’s view with respect to the character of depository receipts in 2004 tax ruling applies to income tax on capital gains from transfers of ADSs as well. In that case, however, the capital gain from transfers of ADSs should be exempt from Korean income tax under the Special Tax Treatment Control Law if (i) the ADSs are listed on an overseas securities market that is similar to the Stock Market Division of the Korea Exchange or KOSDAQ Market Division of the Korea Exchange and (ii) the transfer of ADSs is made through such securities market. We believe that New York Stock Exchange would satisfy the condition described in (i) above.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the amount of Korean tax imposed on your capital gains will be the lesser of (i) 11% of the gross realization proceeds for the transaction and (ii) (subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs) 27.5% of the net capital gains, unless exempt from Korean income taxation under the applicable Korean tax treaty with your country of tax residence. In this regard, the purchaser or, in the case of the sale of shares of common stock on the Stock Market Division of the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the American depositary receipt, or ADR, depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “-Tax Treaties” below for an additional explanation on claiming treaty benefits.

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

Securities Transaction Tax

If you transfer shares of common stock, you will be subject to a securities transaction tax at a rate of 0.15% and an agriculture and fishery special surtax at a rate of 0.15% of the sale price of the shares of common stock when traded on the Stock Market Division of the Korea Exchange. If your transfer is not made on the Stock Market Division of the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at a rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

With respect to transfers of ADRs, depositary receipts (which the ADRs fall under) constitute share certificates subject to the securities transaction tax according to the 2004 tax ruling; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market, Tokyo Stock Exchange, London Stock Exchange, German Stock Exchange or equivalent stock markets which operate in accordance with regulatory standards and procedures provided by the Korean Securities and Exchange Act is exempt from the securities transaction tax. Based on the 2004 tax ruling and the relevant provisions of the Securities Transaction Tax Law, once the ADSs are listed on the New York Stock Exchange, your transfer of ADRs should not be subject to the securities transaction tax.

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

Item 10I. Subsidiary Information

Not Applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

As a financial services provider, we are exposed to various risks related to our lending and trading businesses, our funding activities and our operating environment. Our goal in risk management is to ensure that we identify, measure, monitor and control the various risks that arise, and that our organization adheres strictly to the policies and procedures, which we establish to address these risks. The principal risks to which we are exposed are credit risk, market risk, liquidity risk and operational risk, and we strive to manage these risks within acceptable limits.

Organization

We have established a multi-layered risk management governance structure. The highest decision making body is the Risk Management Committee, which provides board-level direction to the bodies below it. At the operational level, the Risk Management Group and the Credit Management Group work closely with other business groups to implement risk management strategies, policies and procedures.

Risk Management Committee

Our Risk Management Committee is a board level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of five non-executive directors, together with our president and chief executive officer, and its major roles include:

•	establishing risk management strategies in accordance with the directives of the board of directors;

•	determining our risk tolerance; and

•	reviewing the level of risks we are exposed to and the status of our risk management operations.

Our Risk Management Committee convenes at least quarterly and makes decisions by majority votes of the attending members, which must constitute a majority of the committee members to be a quorum. In 2004, the committee convened meetings six times at which it:

•	passed resolutions revising certain risk management-related regulations; and

•	set our risk appetite level for the 2005 fiscal year.

The committee also reviewed and provided comments on our New Basel Capital Accord, or Basel II, implementation plans.

Risk Management Council

Our Risk Management Council is the executive decision making body for our risk management operations. It consists of eight senior executive vice presidents, including the chief risk officer. Its responsibilities include:

•	determining basic principles and major policies for risk management;

•	creating and amending the regulations for risk management activities;

•	setting economic capital limits bank-wide and for each business group;

•	setting limits for each type of risk;

•	reviewing the key decisions related to operational risk; and

•	performing any other duties delegated by the Risk Management Committee.

Our Risk Management Council works closely with our business groups to implement our risk management strategies. Our business groups and teams provide a variety of information to the Risk Management Council, including reports relating to risk management, including:

•	the status of overall risk management;

•	the status of compliance with risk limits;

•	analyses and suggestions with respect to ongoing credit reviews;

•	the results of quarterly stress testing and back testing; and

•	reports on monthly “risk-adjusted return on capital,” or “RAROC,” and reports on the allocation of economic capital.

Our Risk Management Council generally operates on consensus but, when required, makes decisions by majority vote of the council members then holding office. In 2004, the council convened ten meetings. Business conducted during such meetings included:

•	the semiannual setting of our economic capital-based risk limit;

•	the development and application of Basel II-compliant “loss given default” and “exposure at default” frameworks;

•	the development of an operational risk management framework and IT system implementation plan; and

•	the review of reports on the introduction of our market risk internal models.

Risk Management Subcommittees

Our Risk Management Subcommittees execute the decisions made by the Risk Management Council and make operational decisions regarding risk management policies and procedures:

•	The Credit Risk Management Subcommittee, chaired by our chief credit officer, approves the criteria to set total exposure limits, which are implemented by our business groups, and resolves certain working-level issues related to credit risk management. It is composed of 12 members, including our chief credit officer and 11 general managers.

•	The Market Risk Management Subcommittee, chaired by our chief risk officer, sets market risk-related limits and resolves certain working-level issues related to market risk management. In particular, the Market Risk Management Subcommittee sets the Value at Risk, or VaR, position and stop loss limits for our fixed income, equity, foreign exchange and derivative portfolios. It is composed of nine members, including our chief risk officer, the head of the Derivatives Business Unit, two general managers from the Risk Management Group and five general managers from other relevant teams.

Asset Liability Management Committee

The Asset Liability Management Committee, chaired by our chief financial officer, is responsible for, and makes strategic business decisions related to, our overall asset and liability management. It is composed of eight members, including our president and chief executive officer, our chief financial officer and six senior executive vice presidents. Its duties include:

•	performing bi-weekly or monthly reviews of our interest rate gap and liquidity positions and reviews of interest rate trends in new loans and deposits;

•	formulating policies on interest rates;

•	establishing strategies for deposit and lending rates; and

•	assessing the overall impact of those factors on asset and liability management.

In addition, the Financial Strategy Subcommittee performs duties delegated to it by the Asset Liability Management Committee. Members of the Financial Strategy Subcommittee review our interest rate and liquidity gap positions monthly, formulate a view on interest rates and review the business profile and the impact of those rules on asset and liability management.

Risk Management Group

Our Risk Management Group is responsible for identifying, measuring, monitoring, and reporting on risks, and for initiating actions with respect to risk management that may be required by our other business groups. The chief risk officer is responsible for the Risk Management Group, and is the chairman of the Risk Management Council, and a member of each of the Loan Committee, the Asset Liability Management Committee, the Management Council and the board of directors. The Risk Management Group is divided into three teams:

•	Risk Capital Team. This team manages our RAROC system, and is responsible for the regular reporting of RAROC, economic value added, or EVA, and economic capital at the bank-wide level, and by business group. It is also responsible for the bank-wide implementation of Basel II and validates internal rating systems.

•	Market Risk Team. This team measures, monitors, controls and reports on the status of market risks including interest rate, foreign exchange, equity and derivative related risks. It also monitors and reviews risks related to interest and liquidity independently from the Asset Liability Management Team, which is responsible for daily interest and liquidity risk management. In addition, it is responsible for the development of our operational risk measurement methodology, as required under the Basel II.

•	Credit Review Team. This team is responsible for monitoring the regular credit reviews we conduct on the credit status of our borrowers, corporate groups and industries. It is also responsible for the operation of our comprehensive portfolio monitoring system and monitors and reports to management on the overall risk management profile of each subsidiary and overseas branch.

Our three risk management teams act independently from our business groups in order to enhance the effectiveness of our risk management policies.

Credit Management Group

Our Credit Management Group is responsible for controlling, managing and reporting our overall credit risk. The chief credit officer is responsible for the Credit Management Group, and is a member of the Risk Management Council and chairman of the Loan Committee. The Credit Management Group is divided into five teams:

•	Credit Planning Team. This team manages the overall credit risk of our loan portfolio and is responsible for oversight of overall asset quality. It also establishes our loan loss provisioning policy and determines total exposure limits for our corporate customers. It maintains and upgrades our credit scoring system for corporate customers.

•	Retail Credit Analysis Team. This team maintains and upgrades our credit scoring system for retail customers. It is also responsible for improving our retail loan approval process.

•	Corporate Credit Analysis Team. This team maintains and monitors our credit approval processes. It is also responsible for conducting industry analysis and management of our pre-workout corporate customers.

•	Corporate Restructuring Team. This team is responsible for the management of our corporate workout customers.

•	Credit Management Team. This team develops and oversees our procedures for management of delinquent loans. It is also responsible for management of non-performing credits, including sales and securitization of non-performing loans.

Subsidiary Risk Management

We manage the risk of our consolidated subsidiaries through supporting the construction of their risk management systems in order to ensure the soundness of their management. Our Credit Review Team assumes the responsibility of overall control and coordination of our subsidiaries’ risk management policies and procedures. Its major roles in this regard are as follows:

•	monitoring and reporting on our subsidiaries’ risk management status;

•	reviewing the current risk management practice of our subsidiaries and making recommendations to our subsidiaries as necessary; and

•	operating a working-level council with respect to subsidiary risk management policies and procedures.

Credit Risk Management

Credit risk is the risk of losses in the event of borrower or counterparty defaults. Credit risk management aims to improve asset quality and generate stable profits while reducing risk through diversified and balanced loan portfolios. We determine the creditworthiness of each type of borrower or counterparty through reviews conducted by our credit experts and through our credit rating systems, and we set a credit limit for each borrower or counterparty. In January 2005, our credit risk management was centralized in our Credit Management Group, which is headed by our chief credit officer.

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

Retail Loan Approval Process

Mortgage Loans and Secured Retail Loans.    Our processing center staff approves mortgage loans and retail loans secured by real estate or guarantees. Branch staff employees forward loan applications to processing centers. But in the case of loans secured by deposits with us, our branch staff approves such loans. We make lending decisions based on our assessment of the value of the collateral, debt service capability and the borrower’s score generated from our credit rating systems.

For mortgage loans and loans secured by real estate, we evaluate the value of the real estate offered as collateral using a database we have developed that contains information about real estate values throughout Korea. We also use information from a third party provider about the real estate market in Korea, which gives us up-to-date market value information for Korean real estate. In addition, our processing center staff employees review the value of real estate provided by the evaluation system to ensure there are no significant discrepancies. Beginning in April 2005, we have based decisions regarding the approval of such loans primarily on the results of our credit rating systems.

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

We generally decide whether to approve a loan application within three to five days after recording the relevant information in our credit rating systems.

Unsecured Retail Loans.    We review applications for unsecured retail loans in accordance with our credit scoring systems. These automated systems evaluate loan applications and determine an appropriate pricing for the loan. The major benefits of using a credit scoring system are that it yields uniform results regardless of the user, that it can be used effectively by employees who do not necessarily have extensive experience in credit evaluation and that it can be updated easily to reflect changing market conditions by adjusting how each factor is weighted. The staff of our processing centers reviews the results of the credit scoring system based on information input by our branch staff and, if approved, issues the loan.

Our credit scoring systems take into account factors including borrower’s income, assets, profession, age, transaction history (with both our bank and other financial institutions) and other relevant credit information. The systems rank each borrower in an appropriate class, and that class is used to decide whether to approve loans as well as to determine loan amounts.

We generally base our decisions on the results of our credit scoring systems to evaluate applications. However, a credit officer may overturn the results of our credit scoring systems, in certain circumstances.

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

Entity	Members	Quorum for Approval
Loan Committee	Head of the Credit Management Group; Head of the Corporate Banking Group; Head of the Risk Management Group; Corporate Lending Analysis Team Manager; Credit Analysis Team Manager; Small- and Medium-Sized Enterprise Team Manager; Large Corporate Banking Team Manager	2/3 or more participation; 2/3 or more required for approval

Senior Credit Officers Committee	Six Senior Credit Officers and two Junior Credit Officers	2/3 or more participation; 2/3 or more required for approval

Credit Officers Committee	Four Credit Officers	2/3 or more participation; 2/3 or more required for approval

Local/Regional Approval

Credit Analysis Center Credit Officers Committee	Four Credit Officers	2/3 or more participation; 2/3 or more required for approval

Co-signature of Relationship Managers	One Senior Relationship Manager and one Relationship Manager (2 persons)	Agreement of all members

We evaluate all of our corporate borrowers by using credit rating systems, except for applicants whose borrowings are fully secured by deposits or applicants who have obtained third-party guarantees from the government or certain other very highly rated guarantors. See “—Credit Evaluation.”

For owner-operated enterprises with sales volume of (Won)2 billion or lower (which we refer to as retail SOHOs), we have put in place a retail SOHO credit rating system, which adopts simplified credit evaluation modeling procedures. This system consists of a scoring model, a qualitative credit assessment (or QCA) model and a preliminary examination checklist. The scoring model analyzes information with respect to the customer’s personal information and bank transaction history. The QCA model analyzes information about business capability, operating capability, management capability, transaction reliability, documentary reliability and financial stability. The preliminary examination checklist is based on information regarding the customer’s credit delinquencies, loans and outstanding credit card debt. This system classifies customers into ten possible credit ratings.

For other small- and medium-sized enterprises and owner-operated enterprises with a sales volume of over (Won)2 billion (which we refer to as corporate SOHOs), we have put in place a credit rating system known as CRS. The CRS model consists of the following three parts:

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

Large corporations, financial institutions and certain non-profit organizations such as educational foundations and medical organizations cannot be effectively rated by our CRS system only. Accordingly, we rely more on the judgment of our expert credit officers with respect to these entities. The relative importance of the factors we use to evaluate these entities varies, and accordingly the process largely depends on the experience and expertise of our Credit Management Group credit officers. These officers primarily base their decisions on the historical financial data and financial prospects of the prospective borrower and the prospects of its industry. We may also consider other factors, including management experience and competence, ownership structure, reputation, quality of financial information provided and the purpose of the loan. The responsible credit officer analyzes this data using his or her discretion, and then drafts a report relating to the potential borrower, which includes a tentative credit rating determination. This report is submitted to the Senior Credit Officers Committee for its review and final approval of the borrower’s rating. This committee consists of six senior credit officers and two junior credit officers, all chosen from among our Credit Management Group.

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

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, conglomerates and industries. We monitor our exposure to large corporations, our exposure to the 34 largest conglomerates in Korea designated by the Financial Supervisory Commission based on their outstanding exposures, and our exposure to 144 industry groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and derivatives. With respect to small- and medium-sized enterprises to which we have an exposure of less than (Won)30 billion, we manage and control exposure limits through a system that measures the “client exposure limit” and “transaction limit” with respect to these entities.

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

We have developed an early warning system, which monitors roughly 30 different factors, including the financial status, financial transaction status, industry rating and management status of borrowers. The system also keeps track of information on the credit status of borrowers. Some updating information is fed automatically from internal and external sources while some other data are gathered and updated manually. The system automatically updates data including:

•	the total amount of loans extended by other financial institutions to the same borrower, as reported monthly by the Korea Federation of Banks;

•	financial data relating to the borrower supplied by Korea Information Service and our internal credit rating system;

•	our internal credit rating;

•	the estimated recovery rate of collateral provided by the borrower;

•	whether a borrower is included in the list of problem debtors, or “black list,” maintained by the Korea Federation of Banks;

•	whether the borrower has defaulted on any payments owed to us; and

•	the status of the borrower’s financial transactions with us.

In addition, our branches periodically review the status of companies to which we have an exposure of more than (Won)0.5 billion to check for severe deterioration of their financial condition, and report the findings directly into our early warning system. Companies to which we have an exposure of less than (Won)0.5 billion are monitored monthly by our early warning system for quantitative deterioration and the results are forwarded to our branches to assist in managing outstanding exposures. We accumulate this gathered data in our early warning system checklist database. Information in the checklist includes:

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

Market Risk Management

The major risk to which we are exposed is interest rate risk on debt instruments and interest-bearing securities and, to a lesser extent, equity risk and foreign exchange risk. The financial instruments that expose us to these risks are loans, debentures, deposits, securities and financial derivatives. We are not exposed to commodity risk, the other recognized form of market risk, as we do not hold any commodity positions. We are also exposed to interest rate risk and liquidity risk in our banking book. We divide market risk into risks arising from trading activities and risks arising from non-trading activities.

Our Risk Management Council establishes overall market risk management principles. It has delegated the responsibility for the market risk management for trading activities to the Market Risk Management Subcommittee, which is chaired by our chief risk officer. This subcommittee meets on a regular basis each month and as required to respond to developments in the market and the economy. Based on the policies approved by the Risk Management Council, the Market Risk Management Subcommittee reviews and approves reports as required that include trading profits and losses, position reports, sensitivity analysis and “value at risk,” or VaR, results for our trading activities.

The Asset Liability Management Committee is responsible for day-to-day interest and liquidity risk management of non-trading activities. It meets on a regular basis and as required to respond to developments in the market and the economy. Members of the Asset Liability Management Committee, acting through our Asset Liability Management Team, review our interest rate and liquidity gap position bi-weekly or monthly, formulate a view on interest rates, establishing strategies with respect to deposit and lending rates and review the business profile and its impact on asset and liability management.

To ensure adequate interest and liquidity risk management, we have also assigned the responsibilities of our asset and liability management risk control to our Market Risk Team in our Risk Management Group, which monitors and reviews the asset and liability management risk procedures and activities of our Asset Liability Management Team, and independently reports to the management on the related issues.

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

We use derivative instruments to hedge our market risk and, to a limited extent, to make profits by trading derivative products within acceptable risk limits. The principal objective of our hedging strategy is to manage our market risk within established limits. We use the following hedging instruments to manage relevant risks:

•	to hedge interest rate risk from its trading activities, the Securities Management Team occasionally uses interest rate futures (Korea Treasury Bond Futures) and interest rate swaps;

•	to hedge equity risk from its trading activities, the Securities Management Team selectively uses stock index futures; and

•	to hedge interest rate risk and foreign exchange risk from our foreign currency-denominated asset and liability positions as well as our trading activities, the International Financing Team and FX Product Team use interest rate swaps, cross-currency interest rate swaps, foreign exchange forwards and futures, Euro-dollar futures and currency options. We use derivatives to change the interest rate characteristics of certain assets and liabilities after the original investment or funding. For example, depending on the market situation, we may choose to obtain fixed rate funding instead of floating rate funding if we believe that the terms are more favorable, which we can achieve by entering into interest rate swaps.

We generally manage our market risk at the portfolio level. To control our exposure to market risk, we use VaR limits set by the Risk Management Council and position and stop loss limits set by the Market Risk Management Subcommittee. We prepared our risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Supervisory Service.

We monitor market risk arising from trading activities of our business groups and teams. The market risk measurement model we use for both our Won-denominated trading operations and foreign currency-denominated trading operations is implemented through our integrated market risk management system called Panorama, which enables us to generate consistent VaR numbers for all trading activities.

Value at Risk analysis.    We use daily “value at risk,” or VaR, to measure market risk. Our daily VaR is a statistically estimated maximum amount of loss that could occur for a day under normal distribution of financial variables. We use a 99% single tail confidence level to measure our daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

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

The following table shows our daily VaRs as of December 31, 2002, 2003 and 2004, at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk and foreign exchange risk relating to our trading activities. The following figures were calculated on a non-consolidated basis.

	As of December 31,
	2002	2003	2004
	(in billions of Won)
Risk categories:
Interest rate risk	4.1	8.3	4.4
Equity risk	2.9	4.5	2.3
Foreign exchange risk	0.4	0.04	0.2
Less: diversification	3.6	6.3	1.2
VaR for overall trading activities	3.8	6.5	5.7

Stress test.    In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to our stress testing, we estimate that as of December 31, 2004, our trading securities portfolio, which represents most of our trading risk, could have lost (Won)110 billion for an assumed short-term extreme decline of 21% in the equity market and experienced an approximate 200 basis point, or nearly 2%, increase in interest rates under an abnormal stress environment.

Although we have not set any limits based on stress testing, we monitor the impact of market turmoil or any abnormality. If the impact is large, our chief risk officer may request a portfolio restructuring or other appropriate action.

Interest Rate Risk

Interest rate risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest rate risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2004, the VaR of our interest rate risk from trading was (Won)4.4 billion and the weighted average duration, or weighted average maturity, of our Won-denominated trading debt securities was approximately 1.5 years.

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

The following table shows our non-consolidated net open positions at the end of 2002, 2003 and 2004. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries are not significant.

	As of December 31, (1)
	2002	2003	2004
	(in millions of US$)
Currency
US$	$(68.4)	$(20.1)	$14.8
JP¥	2.5	(0.1)	(1.2)
Euro	1.9	2.4	2.5
Others	13.0	1.4	0.1

Total	$(51.0)	$(16.4)	$(16.2)

(1)	Amounts prepared on a non-consolidated basis.

Equity Price Risk

Equity price risk results from our equity trading portfolio in Won since we do not have any trading exposure to shares denominated in foreign currencies.

The equity trading portfolio in Won consists of exchange-traded stocks and nearest month or second nearest month futures contracts under strict limits on diversification as well as position limits and stop loss limits.

This has been an area of particular focus due to the level of volatility in the stock market. The Market Risk Management Subcommittee sets annual and monthly stop loss limits that are monitored by the Market Risk Team. In order to ensure timely action, the stop loss limit of individual securities is monitored by our middle office.

As of December 31, 2004, our equity trading position was (Won)184.5 billion.

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

Interest rate gap analysis measures expected changes in net interest revenues by calculating the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and interest resetting date. We perform interest rate gap analysis for Won-denominated and foreign currency-denominated assets and trust assets on a monthly basis or more frequently when deemed necessary.

Interest Rate Gap Analysis.    We perform interest rate gap analysis based on interest rate repricing maturities of assets and liabilities. However, for some of our assets and liabilities with either no maturities or unique characteristics, we use or assume certain maturities, including the following examples:

•	With respect to asset maturities, we assume remaining maturities of prime rate-linked loans with remaining maturities of over one year to be one year and use the actual maturities for prime rate-linked loans with remaining maturities of less than one year.

•	With respect to liability maturities, we assume “non-core” demand deposits under the Financial Supervisory Commission guidelines to have remaining maturities of less than three months; and we assume “core” demand deposits under the same guidelines to have remaining maturities of over three years.

The following table shows our non-consolidated interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2004, based on our Korean GAAP accounts, which vary in certain significant respects from our accounts prepared in accordance with U.S. GAAP.

	As of December 31, 2004 (1)
	0-3 months	3-6 months	6-12 months	1-3 years	Over 3 years	Total
	(in billions of Won, except percentages)
Won-denominated
Interest-earning assets:
Loans	76,910	26,928	13,265	1,448	1,119	119,669
Securities	10,732	1,955	3,421	7,220	1,893	25,221
Others	10,551	1,367	931	1,191	132	14,172

Total	98,193	30,250	17,617	9,859	3,143	159,063

Interest-bearing liabilities:
Deposits	51,636	17,762	28,404	7,491	20,580	125,873
Borrowings	2,945	0	0	0	0	2,945
Others	4,223	4,788	3,373	7,913	5,470	25,767

Total	58,805	22,550	31,776	15,404	26,050	154,585

Sensitivity gap	39,388	7,700	(14,159)	(5,545)	(22,906)	4,477
Cumulative gap	39,388	47,088	32,929	27,384	4,477
% of total assets	24.8%	29.6%	20.7%	17.2%	2.8%
Foreign currency-denominated Interest-earning assets:
Due from banks	382	126	0	0	0	508
Loans	2,009	627	17	73	8	2,734
Securities	253	127	56	142	123	701
Others	1,401	318	103	12	0	1,833

Total	4,404	1,197	176	227	131	5,776

Interest-bearing liabilities:
Deposits	756	595	42	3	0	1,396
Borrowings	1,582	774	139	6	46	2,548
Others	104	81	0	525	0	710

Total	2,442	1,450	181	534	46	4,654

Sensitivity gap	1,602	(253)	(5)	(307)	85	1,122
Cumulative gap	1,602	1,349	1,344	1,037	1,122
% of total assets	27.7%	23.4%	23.2%	18.0%	19.4%

(1)	The numbers are prepared on a non-consolidated basis in accordance with Korean GAAP for internal management purposes.

Duration Gap Analysis.    We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2004, our asset and liability duration gap was negative and it moved between 0.3278 years and 0.4436 years. Accordingly, our net asset value would have declined between (Won)536 billion and (Won)710 billion if interest rates had decreased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table, which was prepared in accordance with Korean GAAP, shows duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates on a non-consolidated basis.

	Asset duration	Liability duration	Duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
Date
June 30, 2002	0.6786	0.9664	(0.2112)	(303)
December 31, 2002	0.5701	0.9067	(0.2710)	(420)
June 30, 2003	0.5401	0.8819	(0.2912)	(466)
December 31, 2003	0.5311	0.8779	(0.3270)	(545)
June 30, 2004	0.5206	0.9247	(0.3880)	(624)
December 31, 2004	0.5024	0.9395	(0.4049)	(653)

We set interest rate risk limits using historical interest rate volatility of financial bonds and duration gaps with respect to expected asset and liability positions based on our annual business plans. The Asset Liability Management Team in our Finance Group submits interest rate gap analysis reports, duration gap analysis reports, sensitivity reports and interest rate limit compliance reports monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee.

The following table, which was prepared in accordance with Korean GAAP, summarizes our interest rate risk on a non-consolidated basis, taking into account asset and liability durations as of December 31, 2004.

	As of December 31, 2004
	3 months or less	3-6 months	6-12 months	1-3 years	Over 3 years	Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	98,193	30,250	17,617	9,859	3,143	159,063
Liability position	58,805	22,550	31,776	15,404	26,050	154,585
Gap	39,388	7,700	(14,159)	(5,545)	(22,906)	4,477
Average maturity	0.175	0.383	0.692	1.496	2.870
Interest rate volatility	1.60%	1.69%	1.84%	2.29%	2.36%
Amount at risk	110	50	(180)	(190)	(1,550)	(1,760)
Foreign currency-denominated:
Asset position	4,044	1,197	176	227	131	5,776
Liability position	2,442	1,450	181	534	46	4,654
Gap	1,602	(253)	(5)	(307)	85	1,122
Average maturity	0.24	0.48	0.96	2.72	3.48
Interest rate volatility	1.14%	1.38%	2.12%	2.12%	2.12%
Amount at risk	4	(2)	0	(18)	6	(9)

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

For Won-denominated assets and liabilities, we manage liquidity using a cash flow structure based on holding short-term liabilities and long-term assets. In December 2003, the average initial contract maturity of our new Won-denominated time deposits was about 12 months, while during the same period most of our new loans and securities had maturities over one year.

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

The Fund Management Team and the International Financing Team are responsible for daily liquidity risk management of our Won and foreign currency exposure, respectively. They report monthly plans for funding and asset management to the Asset Liability Management Committee, which discusses factors such as interest rate movements, maturity structures of our deposits, loans and securities, re-deposit ratios and loan roll-over ratios.

The following table shows our liquidity status and limits for Won and foreign currency accounts as of December 31, 2004 in accordance with Financial Supervisory Commission regulations:

3 months or less
(in billions of Won, except percentages)
Won accounts:
Assets(A)	67,292
Liabilities (B)	62,384
Liquidity gap	4,908
Liquidity ratio (A/B)	107.87%
Limit	100%

	7 days or less	7 days or less	1-3 months
	(in millions of US$, except percentages)
Foreign currency accounts:
Foreign currency assets	5,471	6,645	8,587
Foreign currency liabilities	4,605	9,834	8,405
Maturity gap	866	(3,189)	182
Cumulative gap (A)	866	(2,323)	(2,141)
Total assets (B)	31,987	31,987	31,987
Liquidity gap ratio (A/B)	2.71%	(7.26)%	90.63%
Limits	0.00%	(10.00)%	85.00%

The Asset Liability Management Team in our Finance Group reports whether we are complying with these limits monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee.

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

We are in the process of establishing a bank-wide operational risk management framework meeting the Basel II Advanced Measurement Approach, or AMA, according to a multi-year plan comprising:

•	the “framework building phase,” which was completed at the end of 2004;

•	the “implementation phase,” which we plan to complete by the end of 2005; and

•	the “stabilization phase,” which we plan to complete by the end of 2007.

In 2003, we entered into phase I, which focuses on building our operational risk management framework through upgrades relating to our Control Self Assessment Program, identification of key risk indicators, collection of internal loss data and initial measurement of operational risk capital based on the Basel II AMA.

Our Operational Risk Unit is part of our Risk Management Group, and it is responsible for:

•	refining bank-wide operational risk policies and procedures;

•	managing internal and external loss data;

•	measuring operational risk;

•	providing appropriate training and support to business line operational risk managers; and

•	reporting overall operational risk status to our senior management.

Internal Control

Our Audit Planning and Coordination Team, Audit Operation Team, Legal Team, Compliance Team and Operational Risk Unit all play important roles in reviewing and maintaining the integrity of our internal control environment.

The Audit Committee, which consists of four non-executive directors and one auditor and executive director, is an independent authority that evaluates the effectiveness and efficiency of our internal control systems and business processes and reviews the reliability of financial statements to secure the transparency and stability of our management, including through the activities of our independent auditor. In carrying out these duties, the Audit Committee ultimately protects our property for the benefit of our shareholders, investors and customers by independently monitoring our management.

Our auditor and executive director executes duties determined and delegated by the Audit Committee. That person is responsible for auditing our management’s daily business activities and also responsible for the auditing activities summarized below in order for the Audit Committee to function effectively.

Our Audit Planning and Coordination Team and Audit Operation Team are the execution bodies for the Audit Committee, and they perform the following activities:

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

As a result of recent regulatory trends, our Audit Planning and Coordination Team and Audit Operation Team are continuing their efforts to establish an advanced audit system and value-added internal audit by introducing risk-based audit techniques.

Our Audit Planning and Coordination Team and Audit Operation Team have reviewed our headquarters’ operations since February 2003 through the use of Business Measurement Process, or BMP, audit methodology. This methodology requires that our Auditing Team evaluate the risk and process of our business units and concentrate their audit capacity with respect to high risk areas to support our management’s financial objectives.

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

IT System Operational Risk

The integrity of our electronic systems, and their ability to withstand potential catastrophic events, is crucial to our continuing operations. Accordingly, we are continuing to develop our disaster recovery capabilities. In February 2002, we developed a draft plan to create an integrated IT infrastructure. We completed the initial development of this system in September 2002, which related to our general ledger system. In July 2004, we successfully conducted and completed the online operation of our disaster recovery system during an online power stoppage. In 2004, we conducted four disaster recovery tests, including testing at our branches.

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

We currently test our disaster recovery systems on a quarterly basis, with the branch verification capability being tested twice a year and the main IT center disaster recovery system tested four times a year. Our disaster recovery capabilities involves a number of other operations, including credit card and call center transactions. In addition, we intend to also enhance our disaster recovery capabilities by the fourth quarter of 2004 in some of our lower priority business areas by enabling more rapid system and database back up and recovery. Internally, our IT System Team monitors all of our electronic and computerized network processes and our IT systems. This team monitors and reports on any unusual delays or irregularities reported by our branches. In addition, the Information Technology Transformation Team is responsible for the daily monitoring of our entire information security system.

In 2005, we increased our capacity to handle online transaction volume of our Core Banking System. We also enhanced our security system through the establishment of “patches” (or program improvements) that will act as a countermeasure to new security threats to our Core Banking System. Currently, we are building a document security system aimed at preventing financial irregularities caused by unauthorized access to our system or the falsification of electronic documents or records within our system.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15. CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

As a company with ADSs listed on the New York Stock Exchange, we are required to comply with the Sarbanes-Oxley Act of 2002. Section 404 of the Act and the applicable rules of the Securities and Exchange Commission require foreign private issuers such as us to assess and report on internal controls over financial reporting on an annual basis, commencing with the fiscal year ending December 31, 2006. We are in the process of evaluating the requirements of Section 404 and are making preparations to comply with such requirements when they become applicable to us.

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Young Soon Cheon qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, and chief financial officer and persons performing similar functions as well as to our non-executive directors and other officers and employees. Our code of ethics is available on our website at http://www.kbstar.com and our code of ethics is filed as an exhibit to this Form 20-F. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

Audit and Non-audit Fees

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, our independent registered public accounting firm, during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003		2004
	(in millions of Won)
Audit fees	(Won)	7,010	(Won)	6,291
Audit-related fees		1,240		402
Tax fees		273		252
Other fees		—		—

Total fees	(Won)	8,523	(Won)	6,945

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with the audits of:

•	our annual financial statements and the review of our interim financial statements;

•	our special purpose entities in connection with the Korean Securities and Exchange Act; and

•	our trust accounts and funds in connection with the Korean Trust Business Act.

Audit-related fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers for:

•	due diligence related to mergers and acquisition; and

•	accounting consultations.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 17. FINANCIAL STATEMENTS

Not Applicable

Item 18. FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19. EXHIBITS

Pursuant to the rules and regulations of the Securities and Exchange Commission, Kookmin Bank has filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties made by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe Kookmin Bank’s actual state of affairs at the date of this annual report.

(a) List of Financial Statements:

(b) Exhibits

Number		Description
1.1	*****	Amended and Restated Articles of Incorporation of Kookmin Bank (translation in English).
2.1	*	Form of Share Certificate of Kookmin Bank’s common stock, par value (Won)5,000 per share (translation in English).
2.2	*

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

4.1	*	Investment Agreement, dated as of July 15, 1999, between H&CB, ING Insurance International B.V. and ING Verzekeringen N.V. (as amended).
4.2	**	Waiver Agreement, dated as of October 31, 2001, among H&CB, ING Insurance International B.V., ING Life Insurance Company, Korea Ltd. and KB Asset Management Co., Ltd.
4.3	*	Merger Agreement, dated as of April 23, 2001, by and between Kookmin Bank and H&CB.
4.4	***	Waiver Agreement, dated as of December 4, 2002, between Kookmin Bank and ING Bank N.V.
4.5	****	Merger Agreement, dated as of May 30, 2003, between Kookmin Bank and Kookmin Credit Card.
4.6	*****	Amended and Restated Strategic Alliance Agreement, dated as of August 27, 2003, between Kookmin Bank and ING Bank N.V.
8.1	******	List of subsidiaries of Kookmin Bank.
11.1		Code of Ethics.
12.1		Section 302 certifications.
13.1		Section 906 certifications.

*	Incorporated by reference to the registrant’s previous filing on Form F-4 (No. 333-13880), filed on September 10, 2001.
**	Incorporated by reference to the registrant’s previous filing on Form F-1 (No. 333-90074), filed on June 4, 2002.
***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 1-15258), filed on June 17, 2003.
****	Incorporated by reference to the registrant’s previous filing on Form F-4 (No. 333-106262), filed on June 19, 2003.
*****	Incorporated by reference to the registrant’s filing on Form 20-F (No. 1-15258), filed on June 28, 2004.
******	Incorporated by reference to Note 36 of the consolidated financial statements of the registrant included in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kookmin Bank:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Kookmin Bank and its subsidiaries (the “Bank”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully discussed in Note 1 to the consolidated financial statements, the Bank has been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea.

SAMIL PRICEWATERHOUSECOOPERS

Seoul, Korea

June 23, 2005

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31,

	2003	2004	2004
	Korean Won (in millions, except share data)		US Dollars (Note 1) (in thousands, except share data) (Unaudited)
ASSETS
Cash and cash equivalents	3,170,156	2,817,522	2,721,980
Restricted cash	2,769,885	1,822,112	1,760,325
Interest-bearing deposits in other banks	563,091	597,497	577,236
Call loans and securities purchased under resale agreements	3,958,860	2,993,476	2,891,968
Trading assets	3,517,182	6,095,645	5,888,943
Investments	22,426,949	23,094,969	22,311,824
Loans (net of allowance for loan losses of 5,771,951 in 2003 and 4,461,435 in 2004)	140,213,117	133,794,275	129,257,342
Due from customers on acceptances	604,863	742,506	717,328
Premises and equipment, net	1,908,847	1,636,609	1,581,112
Accrued interest and dividends receivable	994,748	870,618	841,096
Security deposits	1,331,157	1,285,419	1,241,831
Goodwill	394,457	421,990	407,681
Other intangible assets	423,067	307,881	297,440
Other assets	1,702,910	1,055,903	1,020,097

Total assets	183,979,289	177,536,422	171,516,203

LIABILITIES
Deposits:
Interest bearing	128,143,768	123,203,419	119,025,620
Non-interest bearing	3,460,146	3,017,436	2,915,115
Call money	225,376	652,185	630,070
Trading liabilities	762,465	2,296,588	2,218,711
Acceptances outstanding	604,863	742,506	717,328
Other borrowed funds	12,895,201	9,514,418	9,191,786
Accrued interest payable	3,937,801	3,494,533	3,376,034
Secured borrowings	8,206,588	6,120,939	5,913,379
Long-term debt	16,607,248	17,899,341	17,292,379
Other liabilities	2,552,140	2,899,635	2,801,309

Total liabilities	177,395,596	169,841,000	164,081,731

Commitments and contingencies (Notes 5, 31, 32, 33)

Minority interest	15,843	13,143	12,697

STOCKHOLDERS’ EQUITY
Common stock (5,000 Won par value, authorized 1 billion shares, 336,379,116 shares issued and 306,362,493 shares outstanding in 2003 and 336,379,116 shares issued and 306,497,907 shares outstanding in 2004)	1,681,896	1,681,896	1,624,863
Additional paid-in capital	5,393,351	5,400,237	5,217,116
Retained earnings	759,735	1,812,546	1,751,083
Accumulated other comprehensive income	61,180	109,920	106,193

	7,896,162	9,004,599	8,699,255
Less: treasury stock, at cost, 30,016,623 shares in 2003 and 29,881,209 shares in 2004	1,328,312	1,322,320	1,277,480

Total stockholders’ equity	6,567,850	7,682,279	7,421,775

Total liabilities, minority interest and stockholders’ equity	183,979,289	177,536,422	171,516,203

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income

For the year ended December 31,

	2002	2003	2004	2004
	Korean Won (in millions, except per share amounts)			US Dollars (Note 1) (in thousands, except per share amounts) (Unaudited)
Interest and dividend income
Deposits in other banks	61,007	13,800	21,336	20,613
Loans, including fees	11,824,733	12,061,170	10,825,980	10,458,874
Trading assets	111,789	105,433	155,751	150,470
Investment securities	1,418,914	1,513,172	1,003,496	969,468
Call loans and securities purchased under resale agreements	33,722	61,332	85,324	82,431

Total interest and dividend income	13,450,165	13,754,907	12,091,887	11,681,856

Interest expense
Deposits	4,542,713	4,136,028	3,834,009	3,703,999
Call money	71,175	65,357	41,552	40,143
Other borrowed funds	521,692	598,286	332,278	321,011
Secured borrowings	324,881	476,157	365,914	353,506
Long-term debt	1,273,847	1,185,621	942,042	910,098

Total interest expense	6,734,308	6,461,449	5,515,795	5,328,757

Net interest income	6,715,857	7,293,458	6,576,092	6,353,099
Provision for loan losses	3,908,663	7,192,057	3,859,917	3,729,028
Provision for guarantees and acceptances	(23,133)	(24,403)	1,517	1,466

Net interest income after provision for loan losses, guarantees and acceptances	2,830,327	125,804	2,714,658	2,622,605

Noninterest income
Trust fees, net	375,805	289,254	152,769	147,589
Other fees and commission income	1,958,535	1,901,656	1,769,120	1,709,130
Net trading revenue	458,394	162,635	408,816	394,953
Net gain on investments	130,351	387,174	99,039	95,681
Other noninterest income	174,950	173,090	369,657	357,122

Total noninterest income	3,098,035	2,913,809	2,799,401	2,704,475

Noninterest expense
Salaries and employee benefits	1,586,340	1,656,961	1,702,095	1,644,377
Depreciation and amortization	442,783	525,894	440,624	425,683
Other administrative expenses	834,436	712,785	646,241	624,327
Credit card fees	389,509	520,823	331,740	320,491
Other fees and commissions	700,895	523,451	537,305	519,085
Other noninterest expenses	433,644	465,928	373,951	361,270

Total noninterest expense	4,387,607	4,405,842	4,031,956	3,895,233

Income (loss) from continuing operations	1,540,755	(1,366,229)	1,482,103	1,431,847

Income tax expense (benefit)	597,308	(367,056)	447,825	432,639
Minority interest	(211,172)	(52,137)	2,528	2,442

Net income (loss) from continuing operations	1,154,619	(947,036)	1,031,750	996,766

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income

For the year ended December 31,

	2002	2003	2004	2004
	Korean Won (in millions, except per share amounts)			US Dollars (Note 1) (in thousands, except per share Amounts) (Unaudited)
Net income (loss) from continuing operations	1,154,619	(947,036)	1,031,750	996,766

Income from discontinued operations, net of tax expense of 41,032 million Won in 2002 (including a net gain on disposal of 23,417 million Won, net of tax expense of 9,893 million Won in 2002)	97,122	—	—	—

Net income (loss)	1,251,741	(947,036)	1,031,750	996,766

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	8,851	8,622	(15,539)	(15,011)
Net unrealized gains (losses) on available-for-sale securities	(120,282)	(113,086)	64,279	62,099

Total other comprehensive income (loss), net of tax	(111,431)	(104,464)	48,740	47,088

Comprehensive income (loss)	1,140,310	(1,051,500)	1,080,490	1,043,854

Net income (loss) per common share
Basic:
Net income (loss) from continuing operations	3,633	(2,905)	3,367	3.25
Income from discontinued operations, net of tax	306	—	—	—

Net income (loss)	3,939	(2,905)	3,367	3.25

Diluted:
Net income (loss) from continuing operations	3,535	(2,905)	3,365	3.25
Income from discontinued operations, net of tax	296	—	—	—

Net income (loss)	3,831	(2,905)	3,365	3.25

Weighted average basic common shares outstanding (in thousands)	317,787	326,000	306,432	306,432

Weighted average diluted common shares outstanding (in thousands)	328,107	326,000	306,650	306,650

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the year ended December 31,

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income, net of tax	Treasury Stock	Total Stockholders’ Equity (Unaudited)
	Shares	Amount
			Korean Won (in millions, except share data)
Balance at January 1, 2002 .	317,645,868	1,588,387	4,960,422	810,230	277,075	(1,363)	7,634,751
Issuance of common shares – conversion from convertible bonds	10,581,269	52,906	184,325	—	—	—	237,231
Acquisition of treasury stock	(3,036,089)	—	—	—	—	(149,704)	(149,704)
Reissuance of treasury stock	31,548	—	326	—	—	1,602	1,928
Deferred stock option compensation	—	—	1,492	—	—	—	1,492
Exercise of stock options	10,000	—	(10,072)	—	—	492	(9,580)
Cash dividends declared (100 Won per share)	—	—	—	(29,967)	—	—	(29,967)
Changes in subsidiary ownership	—	—	8,988	—	—	—	8,988
Other comprehensive income, net of tax	—	—	—	—	(111,431)	—	(111,431)
Net income	—	—	—	1,251,741	—	—	1,251,741

Balance at December 31, 2002	325,232,596	1,641,293	5,145,481	2,032,004	165,644	(148,973)	8,835,449
Issuance of common shares – on acquisition of minority interest	8,120,431	40,603	235,118	—	—	—	275,721
Acquisition of treasury stock	(28,078,856)	—	—	—	—	(1,227,876)	(1,227,876)
Reissuance of treasury stock
a. On exercise of stock option	88,322	—	390	—	—	4,285	4,675
b. Under employee stock ownership plan	1,000,000	—	(950)	—	—	44,252	43,302
Stock-based compensation	—	—	13,368	—	—	—	13,368
Exercise of stock options	—	—	(56)	—	—	—	(56)
Cash dividends declared (1,000 Won per share)	—	—	—	(325,233)	—	—	(325,233)
Other comprehensive income, net of tax.
a.Foreign currency translation	—	—	—	—	8,622	—	8,622
b.Unrealized holding gains on investment securities	—	—	—	—	(113,086)	—	(113,086)
Net loss	—	—	—	(947,036)	—	—	(947,036)

Balance at December 31, 2003	306,362,493	1,681,896	5,393,351	759,735	61,180	(1,328,312)	6,567,850
Reissuance of treasury stock
a. On exercise of stock option	135,414	—	(2,754)	—	—	5,992	3,238
Stock-based compensation	—	—	9,640	—	—	—	9,640
Other comprehensive income, net of tax.
a.Foreign currency translation	—	—	—	—	(15,539)	—	(15,539)
b.Unrealized holding gains on investment securities	—	—	—	—	64,279	—	64,279
Net Income	—	—	—	1,031,750	—	—	1,031,750
Change of consolidation scope – adoption of FIN No. 46R	—	—	—	21,061	—	—	21,061

Balance at December 31, 2004	306,497,907	1,681,896	5,400,237	1,812,546	109,920	(1,322,320)	7,682,279

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the year ended December 31,

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income, net of tax	Treasury Stock	Total Stockholders’ Equity (Unaudited)
	Shares	Amount
			US Dollars (Note 1) (in thousands, except share data)
Balance at December 31, 2003	306,362,493	1,624,863	5,210,464	733,973	59,105	(1,283,269)	6,345,136
Reissuance of treasury stock
a. On exercise of stock option	135,414	—	(2,661)	—	—	5,789	3,128
Stock-based compensation	—	—	9,313	—	—		9,313
Other comprehensive income, net of tax.
a.Foreign currency translation	—	—	—	—	(15,011)	—	(15,011)
b.Unrealized holding gains on investment securities	—	—	—	—	62,099	—	62,099
Net Income	—	—	—	996,766	—	—	996,766
Change of consolidation scope – adoption of FIN No. 46R	—	—	—	20,344	—	—	20,344

Balance at December 31, 2004	306,497,907	1,624,863	5,217,116	1,751,083	106,193	(1,277,480)	7,421,775

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the year ended December 31,

	2002	2003	2004	2004
	Korean Won (in millions)			US Dollars (Note 1) (in thousands) (Unaudited)
Cash flows from operating activities:
Net income (loss)	1,251,741	(947,036)	1,031,750	996,766
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	3,908,663	7,192,057	3,859,917	3,729,028
Provision for guarantees and acceptances	(23,133)	(24,403)	1,517	1,466
Depreciation and amortization	442,783	525,894	440,624	425,683
Accretion of discounts on long-term debt	26,146	23,725	60,515	58,463
Net gain on valuation of trading securities	(167,886)	(5,957)	(26,847)	(25,937)
Net gain on sales of trading securities	(101,082)	(56,805)	(84,278)	(81,420)
Net loss (gain) on valuation of derivatives	35,081	17,623	(91,460)	(88,359)
Net gain on transaction of derivatives	(144,163)	(31,274)	(113,332)	(109,489)
Net gain on sales of available for sale securities	(423,924)	(498,106)	(114,920)	(111,024)
Impairment loss on available-for-sale securities	171,792	79,051	75,390	72,834
Income on equity method investments	(10,118)	(14,421)	(44,286)	(42,784)
Net loss (gain) on redemption of held-to-maturities Securities	(30,303)	26,492	313	302
Impairment loss on held-to-maturity securities	9,855	—	—	—
Net loss (gain) on other investments	152,346	19,810	(15,677)	(15,145)
Net gain on sales of subsidiaries	(23,417)	—	—	—
Net loss on sales of loans	126,250	98,274	2,476	2,392
Net loss (gain) on disposal of premises and equipment	5,847	30,751	(32,971)	(31,853)
Gain on extinguishment of debts	—	—	(10,725)	(10,361)
Stock options issued	889	13,321	9,640	9,313
Employee stock ownership plan	—	42,900	—	—
Minority interest in net income (loss) of consolidated Subsidiaries	(211,172)	(52,139)	2,528	2,442
Net change in:
Trading assets	817,754	1,335,257	(2,267,793)	(2,190,894)
Accrued interest and dividend receivable	8,321	121,737	124,130	119,921
Other assets	(125,168)	(690,867)	541,792	523,419
Trading liabilities	341,524	137,672	1,534,123	1,482,101
Accrued interest payable	(152,001)	(525,211)	(443,269)	(428,238)
Other liabilities	109,205	(81,154)	448,613	433,400

Net cash provided by operating Activities	5,995,830	6,737,191	4,887,770	4,722,026

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the year ended December 31,

	2002	2003	2004	2004
	Korean Won (in millions)			US Dollars (Note 1) (in thousands) (Unaudited)
Cash flows from investing activities:
Net change in restricted cash	2,792,633	(1,189,599)	947,773	915,634
Net change in interest-bearing deposits in other banks	(128,913)	1,629	(34,406)	(33,239)
Net change in call loans and securities purchased under resale agreements	1,782,960	(3,729,519)	965,385	932,649
Proceeds from sales and maturities of available-for-sale securities	8,554,167	34,817,351	15,952,866	15,411,907
Purchases of available-for-sale securities	(8,442,994)	(36,154,587)	(16,373,896)	(15,818,661)
Proceeds from maturities, prepayments and calls of held-to-maturity securities	5,903,784	9,363,827	2,271,629	2,194,599
Purchases of held-to-maturity securities	(3,877,800)	(4,391,620)	(2,302,775)	(2,224,688)
Net change in venture capital activities	1,927	(7,940)	(12,602)	(12,175)
Net change in other investments	26,177	14,263	129,130	124,752
Proceeds from sales of subsidiaries	51,007	—	—	—
Net originations and repayments of loans	(27,486,988)	(6,997,853)	1,900,788	1,836,333
Proceeds from sales of loans	221,854	238,105	413,450	399,430
Payments for purchases of loans	(1,081,238)	—	—	—
Proceeds from sales of premises and equipment	8,302	124,123	207,880	200,831
Payments for purchases of premises and equipment	(613,803)	(347,368)	(225,374)	(217,732)
Net change in security deposits	(95,112)	5,391	45,738	44,187
Cash received related to business combination	—	—	71,066	68,656

Net cash provided by (used in) investing activities	(22,384,037)	(8,253,797)	3,956,652	3,822,483

Cash flows from financing activities:
Net increase (decrease) in noninterest bearing Deposits	(396,153)	(284,733)	(442,710)	(427,698)
Net increase (decrease) in interest-bearing deposits	7,759,502	9,489,380	(4,940,349)	(4,772,823)
Net increase (decrease) in call money	(2,364,374)	(80,590)	426,809	412,336
Net increase (decrease) in secured borrowings	2,362,854	342,266	(2,054,624)	(1,984,952)
Net increase (decrease) in other borrowed funds	5,044,170	(2,960,648)	(3,380,783)	(3,266,141)
Proceeds from issuance of long-term debt	9,568,069	8,241,245	13,126,378	12,681,266
Repayment of long-term debt	(5,044,841)	(11,834,143)	(11,894,798)	(11,491,449)
Cash dividends paid to minority stockholders by Subsidiaries	(23,953)	(2,474)	(1,667)	(1,610)
Proceeds from stock option exercise	—	826	3,701	3,575
Payment for stock option exercise	(26,791)	—	—	—
Purchases of treasury stock	(148,052)	(1,227,876)	—	—
Cash dividends paid on common stocks	(29,967)	(325,233)	—	—
Other	(275)	(212)	—	—

Net cash provided by (used in) financing activities	16,700,189	1,357,808	(9,158,043)	(8,847,496)

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the year ended December 31,

	2002	2003	2004	2004
	Korean Won (in millions)			US Dollars (Note 1) (in thousands) (Unaudited)
Effect of exchange rate changes on cash	(25,128)	1,410	(39,013)	(37,690)
Net increase (decrease) in cash and cash equivalents	286,854	(157,388)	(352,634)	(340,677)
Cash and cash equivalents, beginning of year	3,040,690	3,327,544	3,170,156	3,062,657

Cash and cash equivalents, end of year	3,327,544	3,170,156	2,817,522	2,721,980

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	6,889,208	6,461,450	5,515,795	5,328,756
Cash paid during the year for income taxes	624,929	327,219	26,496	25,598

Supplemental schedule of noncash investing and financing activities:
Acquisitions (Note 3, 15):
Fair value of net assets (liabilities) acquired	—	45,465	(27,286)	(95,268)
Loans repurchased from KAMCO in exchange for bonds (Note 5)	26,019	26,840	—	—
Bonds and securities received in connection with loan restructuring	308,113	34,224	310,276	299,755
(Decrease) increase in cumulative translation adjustments, net of tax	8,851	8,622	(15,539)	(15,011)
Increase (decrease) in unrealized gains on available-for-sale securities, net of tax	(120,282)	(113,086)	64,279	62,099
Shares issued on acquisition of minority interest	—	275,932	—	—

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	General Information and Summary of Significant Accounting Policies

Kookmin Bank and its subsidiaries (together, the “Bank”) conduct financial business primarily in Korea. The Bank is a major commercial banking institution, conducting its operations in accordance with the provisions of the General Banking Act of Korea, providing a broad range of credit and related financial services to consumers and corporations. It is also engaged in the trust business according to the Trust Business Act and in the credit card business under the Specialized Credit Financial Business Act and other related laws. As of December 31, 2004, it operated through 1,124 domestic branches and 3 overseas branches.

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

On April 29, 2004, the Bank established a new wholly owned subsidiary, KB Life, and KB Life acquired the assets and liabilities of Hanil Life Insurance, to engage in insurance business. On January 25, 2005, the Bank entered into a joint venture agreement with ING Insurance International B.V. which acquired a 49% interest in KB Life.

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

Basis of presentation

The accounting and reporting policies of the Bank conform with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Amounts subject to significant estimates and assumptions include items such as the allowance for loan losses, investment securities, derivative financial instruments, and deferred tax assets. Actual results could differ from these estimates.

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

The Bank includes in its consolidated financial statements the accounts of the variable interest entities (“VIEs”) in which the Bank is the primary beneficiary pursuant to the FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46R”). See Note 11 for further information related to the adoption of FIN No. 46R.

The Bank consolidates entities not determined to be VIEs when it controls a majority of the entity’s outstanding voting stock. The Bank accounts for investments in entities that are not VIEs where the Bank owns a voting or economic interest of 20 to 50 percent and for which it has significant influence over operating and financing decisions using the equity method of accounting.

Business combination

The Bank accounts for business combinations using the purchase method, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”. Identifiable intangible assets acquired in a purchase business combination is separately valued and recognized on the balance sheet if they meet certain requirements.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the exchange rate prevailing on the balance sheet date, with resulting gains and losses included in the statement of operations. Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. The relating gains and losses from the settlement of foreign currency transactions and from remeasurement at the balance sheet date are recorded in the statement of operations.

Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For certain of the foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the Korean Won. The resulting unrealized gains or losses are reported, net of taxes, in accumulated other comprehensive income (loss), a component of shareholders’ equity. Gains and losses arising from the remeasurement of available-for-sale securities are also recorded as a component of “Accumulated other comprehensive income, net of tax”.

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

Trading assets and liabilities also include derivatives used for trading purposes and for non-trading purposes that do not qualify for hedge accounting treatment and foreign exchange contracts which the Bank carries at fair value. Trading and non-trading derivatives include interest rate and foreign currency swaps, credit indexed contracts, equity conversion options, puts and calls, caps and floors, warrants, and futures and forwards. The Bank recognizes changes in the fair value of trading and non-trading derivatives that do not qualify for hedge accounting treatment and foreign exchange contracts as they occur in net trading revenue.

The fair value of trading securities, derivative financial instruments and foreign exchange contracts is determined using quoted market prices, including quotes from dealers trading those securities or instruments, when available. If quoted market prices are not available, the fair value is determined based on pricing models, quoted prices of instruments with similar characteristics, discounted cash flows or the net asset value of the investee, counterparty quotes or external valuations performed by qualified independent evaluators.

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

All derivatives, whether designated for hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge of fixed rate assets, liabilities or firm commitments, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in earnings. Hedge ineffectiveness represented by the net amount is reflected in current earnings. Fair value hedges of the Bank mainly include hedges of fixed rate debentures.

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

The majority of the Bank’s derivatives do not qualify as hedges pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), except under the short-cut method of hedge accounting. The short-cut method assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in fair value or cash flow that are attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Under short-cut method, only the demonstration that the critical terms of the derivative instrument and the hedged item are initially the same and subsequently stay the same throughout the hedge’s life would need to be documented as support for the ongoing application of hedge accounting. Non-trading derivatives that do not qualify for hedge accounting include interest rate swaps that are entered to hedge interest rate risks.

Available-for-sale securities

Debt securities and equity securities with readily determinable fair values are classified as available-for-sale when management intends to hold the securities for an indeterminate period of time or when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective interest rate method. Realized gains and losses on the sales of securities are determined using the specific identification method for debt securities and the moving average method for equity securities. Available-for-sale securities are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “Accumulated other comprehensive income (loss), net of taxes.” Declines in fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors considered in determining whether such declines in value are other than temporary include the length of time and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer, the status of the security, the

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank’s intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the state of the Korean economy (domestic securities only). The related write-downs are included in earnings under “Net gain (loss) on investments”.

Held-to-maturity securities

Debt securities for which the Bank has the positive ability and intent to hold until maturity are recorded at amortized cost and adjusted for accretion or amortization of discounts and premiums, respectively. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective interest rate method. Declines in fair value of individual held-to-maturity securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings under “Net gain (loss) on investments”.

Venture capital activities

KB Investment Co., Ltd., one of the Bank’s subsidiaries, engages exclusively in venture capital activities. Venture capital investments are not within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”) and subject to specialized industry accounting principles for investment companies. Venture capital investments are recorded as “Venture capital securities” under “Investments” and are carried at fair value with net changes in fair value recognized in “Net gain (loss) on investments”. The fair values of publicly-traded securities held by this subsidiary are generally based on quoted market prices. Securities that are held by this subsidiary that are not publicly traded are initially recorded at cost, which is deemed to approximate the fair value as of the acquisition date. Subsequent to that date, management estimates fair value based on investee transactions with unaffiliated parties, management’s review of the investee’s financial results and condition or the latest obtainable net asset value of the investees.

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

Loans

Loans are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loans held and intended for dispositions or sales are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value on an individual loan basis. Loan origination fees, net of certain direct origination costs are deferred and recognized over the contractual life of the loan as an adjustment of yield. Interest income on loans that are not put to non-accrual status is accrued at the effective rate and credited to income as it is earned.

Loans are generally placed on non-accrual status when principal or interest payments become contractually one day or more past due or are classified as impaired loans, except where the loans are fully collateralized by customer deposits or guaranteed by sovereign or certain selected financial institutions. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on nonaccrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, payments are applied first to the delinquent interest, normal interest, and

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

then to the loan balance until it is paid in full. A non-accrual loan is returned to accrual status when all the principal and interest amounts contractually due are brought current and collection of future principal and interest are reasonably assured.

Securities received by the Bank under a debt restructuring or settlement are recorded at the fair value of the security at the date of restructuring or settlement. Any difference between the fair value of the security and the net carrying amount of the loan is recorded as a charge-off or recovery, as appropriate, on the loan through the allowance for loan losses.

Allowance for loan losses

The allowance for loan losses is based upon management’s continuing review and evaluation of the loan portfolio and is management’s best estimate of probable losses which have been incurred as of the balance sheet date. The level of the allowance is based on an evaluation of the risk characteristics of the loan portfolio and considers factors such as past loss experience and the financial condition of the borrower. The allowance for loan losses is charged against income as provision for loan losses. The aggregate allowance for loan losses is increased by amounts charged to the provisions for loan losses, net of charge-offs and releases of provisions as a result of cash collections from charged-off accounts.

The Bank’s allowance for loan losses consists of (a) specific allowances for specifically identified impaired borrowers, and (b) general allowances for homogeneous pools of commercial and consumer loans, and other loans which are not specifically identified as impaired.

A commercial loan is considered as impaired when, after consideration of current information and events, it is probable that the Bank will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. Generally, the Bank considers the following types of loans to be impaired:

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

The allowance for loan losses for specifically identified impaired borrower represents the impairment allowance determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. The Bank measures the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

The allowance for homogeneous pools of commercial and consumer loans, and other loans, which are not specifically identified as impaired, is established through a progress that begins with estimates of probable losses inherent in the portfolio. These estimates are based upon various analyses including the Bank’s historical delinquency and loan loss experience, adjusted for qualitative factors, such as the current economic conditions in which the Bank operates as well as current lending policies and procedures.

Any amounts deemed uncollectible are charged off. Consumer and credit card loans are charged-off at no more than 180 days past due.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Foreclosed assets

Assets acquired through or in lieu of loan foreclosures are initially recorded at fair value at the date of acquisition. After acquisition, such assets are carried at the lower of their carrying amounts or fair values as determined by their estimated public auction price, net of selling costs. An impairment assessment is made where there is an indication that the carrying amount may not be recoverable.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Prior to 2002, the goodwill was amortized on a straight-line basis over 15 years, its estimated useful life. Effective January 1, 2002, the Bank adopted provisions of FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which sets forth the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS No. 142 requires that goodwill and indefinite-lived intangible assets be allocated to the reporting unit level, which the Bank defines as an operating segment, or one level below. SFAS No. 142 also prohibits the amortization of goodwill and indefinite-lived intangible assets upon adoption, but requires that they be tested for impairment at least annually, or more frequently as warranted, at the reporting unit level.

The goodwill impairment test under SFAS No. 142 is performed in two phases. The first step of the impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired, and step two of the impairment test must be performed. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to the implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value. The Bank has performed the required impairment test and there was no impairment of goodwill as of December 31, 2003 and 2004.

Other intangible assets

The Bank has no indefinite-lived intangibles. Other finite-lived intangible assets include core deposit intangible, credit card relationship intangibles, and capitalized software. Core deposit intangible reflects the estimated fair value of the acquired demand deposits and savings account, which the Bank can expect to maintain for an extended period of time because of generally stable customer relationships. Credit card relationship intangibles reflect the estimated fair value of the credit card relationships acquired from which the Bank expects to derive future benefits over the estimated life of such relationships. Both the core deposit intangible and the credit card relationship intangibles are amortized on an accelerated basis over their useful lives in proportion to the estimated run-off of depositors and credit card customers, respectively. The estimated useful life of the core deposit intangible and the credit card relationship intangibles ranges from six to ten years. Capitalized software is amortized over its estimated useful life ranging from four to five years. The Bank has evaluated the lives of these intangible assets as required by SFAS No. 142, and no change was made regarding useful lives upon adoption.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Employee stock option plan

As December 31, 2004, the Bank has various stock-based employee compensation plans, which are described more fully in Note 30. Prior to January 1, 2003, the Bank accounted for those plans using the intrinsic-value in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations (“APB No. 25”). The compensation expense was calculated by multiplying the number of shares underlying the option by the difference between the market value of the underlying shares on the measurement date and the exercise price. The compensation expense was recognized over the service (vesting) period.

Effective January 1, 2003, the Bank adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and selected the modified prospective method of adoption under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation -Transition and Disclosure”. Under SFAS No. 123, the compensation expense is determined using option pricing models intended to estimate the fair value of the stock option at the grant date. Similar to APB No. 25, the compensation expense is recognized over the service (vesting) period with a corresponding credit to additional paid-in capital. For options settled in cash, the difference between cash paid and cumulative compensation recognized is adjusted to compensation expense in the consolidated statement of operations.

The compensation cost recognized in fiscal 2004 and 2003 is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Results for prior years have not been restated. The following table illustrates the effect on net income and earnings per share for the year ended December 31, 2002 if the fair value based method had been applied to all outstanding and unvested awards in 2002.

(in millions of Won, except share data)
Net income, as reported		1,251,741
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect		2,249
Deduct: Stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effect		21,856

Pro forma net income		1,232,134

Basic earnings per share	- As reported	3,939
	- Pro forma	3,877
Diluted earnings per share	- As reported	3,831
	- Pro forma	3,774

Trust fees and compensation to the trust accounts

The Bank manages funds on behalf of its customers through operations of various trust accounts. The Bank earns fees for managing those funds which is recognized when earned. In certain cases, the Bank guarantees (a) principal and fixed return on those principal or (b) principal only to the investors in those trust accounts. At each balance sheet date, the Bank accrues for liability that exists on account of such guarantee where the Bank does not consolidate the trust accounts.

Other fees and commission income

Other fees and commissions primarily consist of credit card fees, fees on guarantees and import/export letters of credit, and commissions received on remittance, lottery sales, cash dispenser service, CMS services and others. Such fees are recognized when earned.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Deferred tax assets, including the tax effect on the carryforward tax losses, are recognized to the extent it is more likely than not that the deferred tax assets will be realized. To the extent the deferred tax assets are not realizable, a valuation allowance is recognized.

Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the “treasury stock” method for stock options, and “as if converted” method for convertible securities, except where the results will be anti-dilutive.

United States dollar amounts

The Bank operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of 1,035.10 Won : US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2004. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate.

Reclassification

Certain reclassifications have been made in the 2002 and 2003 consolidated financial statements to conform to the 2004 presentation for comparability purposes.

2.	Recently Issued Accounting Pronouncements

FIN No. 46 and FIN No. 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FIN No. 46 that addressed consolidation by business enterprises where equity investors did not bear the residual economic risks and rewards. These entities were commonly referred to as “special purpose entities” although non-SPE entities were also subject to this interpretation. The underlying principle behind the FIN No. 46 was that if a business enterprise has the majority financial interest in an entity, which was defined in the guidance as a VIE, the assets, liabilities and results of the activities of the VIE should be included in the consolidated financial statements with those of the business enterprise. FIN No. 46 also explained how to identify VIEs and how an enterprise should assess its interest in an entity when deciding whether or not it would consolidate that entity.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The provisions of FIN No. 46 were adopted in 2003 for variable interests in VIEs created after January 31, 2003. The adoption of FIN No. 46 had a significant impact on the Bank’s results of operations or financial condition.

In December 2003, the FASB issued FIN No. 46R, which clarifies and interprets certain of the provisions of FIN No. 46, without changing the basic accounting model in FIN No. 46. Adoption of FIN No. 46R in 2004 did not have a material impact on the Bank’s results of operations or financial condition. More information related to the adoption of FIN No. 46 and FIN No. 46R is presented in Note 11.

Statement of Position No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP No. 03-3”). SOP No. 03-3 requires impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. SOP No. 03-3 is not expected to have a material impact on the Bank’s results of operations or financial condition.

SFAS No. 123 (revised 2004), “Share-Based Payment”

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”, (“SFAS No. 123R”), which revised SFAS 123 and eliminates the ability to account for share-based compensation transactions using APB No. 25, SFAS No. 123R generally requires that such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. SFAS No. 123R also amends SFAS No. 95, “Statement of Cash Flows,” requiring the benefits of tax deductions in excess of recognized cash flows to be reported as a financing cash inflow, rather than as a reduction of taxes paid as currently required. In April 2005, the SEC approved a new rule that delays the effective date of SFAS No. 123R. Under the SEC’s rule, SFAS No. 123R will be effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. The Bank plans to adopt SFAS No. 123R beginning January 1, 2006. The Bank adopted the fair value method of accounting for stock-based compensation as of January 1, 2003, and as a result, adoption of SFAS No. 123R is not expected to have a material impact on the Bank’s results of operations or financial condition.

EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF No. 03-1 “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“EITF No. 03-1”). EITF No. 03-1 provides recognition and measurement guidance regarding when impairments of equity and debt securities are considered other than temporary thereby requiring a charge to earnings, and also requires additional annual disclosures for investments in unrealized loss positions. The additional annual disclosures were previously issued by the EITF in November 2003 and were effective for the Bank for the year ended December 31, 2003. The disclosures required by EITF No. 03-1 are presented in Note 10.

In September 2004, the FASB issues FASB Staff Position (“FSP”) EITF No. 03-1-1, which delays the recognition and measurement provisions of EITF No. 03-1 pending the issuance of further implementation

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

guidance. Accordingly, the Bank is currently in the process of analyzing and interpreting the effect of the recognition and measurement provisions of proposed EITF No. 03-1 amendment.

Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments”

In March 2004, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB No. 105”), which specifies that servicing assets embedded in commitments to originate loans to be held-for-sale should be recognized only when the servicing asset have been contractually separated from the associated loans by sale or securitization. The adoption of SAB No. 105 is effective for commitments entered into after March 31, 2004. The adoption of SAB No. 105 did not have a significant impact on the Bank’s results of operations or financial condition.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

On December 27, 2002, the Bank sold its 88.66% ownership interest in Kookmin Leasing Co., Ltd. (“Kookmin Leasing”) for 365 million Won and recognized a pretax gain on sale of 28,501 million Won (after tax gain of 20,036 million Won). On May 29, 2002, the Bank sold its 99.99% ownership interest in Kookmin Investment Trust Management Co., Ltd. for 37,309 million Won and recognized a pretax gain on sale of 8,485 million Wo n (after tax gain of 5,965 million Won).

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

The following table summarizes financial information for discontinued operations for the year ended December 31:

(in millions of Won)	2002
Operating income from discontinued operations	104,844
Net gain on disposal	33,310
Income tax expense	41,032

Income from discontinued operations, net of tax	97,122

There were no discontinued operations during 2003 and 2004.

5.	Transactions with Korea Asset Management Corporation

Prior to fiscal year 1999, the Bank sold certain non-performing loans to the Korea Asset Management Corporation (“KAMCO”). The sales agreements contain a recourse obligation under which KAMCO can obligate the Bank to repurchase the related loans at the original sales price. The recourse obligation has no expiration date. Loans for which the Bank has a recourse obligation amounted to 8,294 million Won and 4,294 million Won at December 31, 2003 and 2004, respectively. At December 31, 2003 and 2004, the Bank recorded a liability of 382 million Won and 392 million Won, respectively and reported in other liabilities, representing its estimated obligation to repurchase the loans under the recourse obligation.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

6.	Restricted Cash

The following table presents restricted cash as of December 31:

(in millions of Won)	2003	2004
Reserve deposits with the Bank of Korea	2,624,663	1,728,736
Deposits with Hansol Mutual Savings & Finance	127,190	86,249
Other	18,032	7,127

Total restricted cash	2,769,885	1,822,112

Reserve deposits with the Bank of Korea (“BOK”) represent amounts required under the General Banking Act for payment of deposits.

Deposits with Hansol Mutual Savings & Finance are restricted from being withdrawn prior to their maturity in 2005 in accordance to the sale agreement of Bukook Mutual Savings & Finance which was then a subsidiary of the Bank.

7.	Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following at December 31:

(in millions of Won)	2003	2004
Call loans(1)	2,458,860	2,993,476
Securities purchased under resale or similar arrangements	1,500,000	—

Total	3,958,860	2,993,476

(1)	Call loans are short-term lending among banks and financial institutions, with maturities of 30 days or less. Typically, call loans have maturities of one day.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

8.	Trading Assets and Liabilities

The following table presents trading assets and liabilities at December 31:

(in millions of Won)	2003	2004
Trading assets:
Debt securities
Korean treasury and government agencies	1,418,730	916,291
Corporate	105,058	5,833
Financial institutions	912,183	2,478,856
Asset-backed securities	129,180	44,963
Equity securities	175,279	249,069

Total debt and equity instruments	2,740,430	3,695,012

Foreign exchange spot contracts	2,378	7,951
Derivative instruments
Foreign exchange derivatives	411,317	1,997,447
Interest rate derivatives	149,117	322,637
Equity derivatives	213,532	72,440
Credit derivatives	408	158

Total derivative instruments and foreign exchange spot contracts	776,752	2,400,633

Total trading assets	3,517,182	6,095,645

Trading liabilities:
Foreign exchange spot contracts	2,181	5,279
Derivative instruments
Foreign exchange derivatives	314,769	1,846,086
Interest rate derivatives	244,890	371,778
Equity derivatives	200,625	73,445

Total trading liabilities	762,465	2,296,588

9.	Net Trading Revenue

The following table presents net trading related revenue for the years ended December 31:

(in millions of Won)	2002	2003	2004
Debt securities	103,416	15,904	75,783
Equity securities	165,551	46,859	35,343
Foreign exchange contracts	80,345	86,220	92,899
Derivative instruments	109,082	13,652	204,791

Total net trading revenue	458,394	162,635	408,816

For the years ended December 31, 2002, 2003 and 2004, net unrealized gains on trading securities of 167,886 million Won, 5,957 million Won and 26,847 million Won, respectively, were recognized in net trading revenue.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10.	Investments

Investments as of December 31, 2003 and 2004 consisted of the following;

(in millions of Won)	2003	2004
Available-for-sale securities	15,689,028	16,150,138
Held-to-maturity securities	6,137,077	6,167,880
Venture capital securities	87,931	69,768
Other securities(1)	512,913	707,183

Total investments	22,426,949	23,094,969

(1)	Other securities comprise of equity securities without readily determinable fair values or with sales restrictions exceeding one year, investments under the equity method, and investments held by broker-dealer subsidiary.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At December 31, 2004, the amortized cost and estimated fair value of the Bank’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

(in millions of Won)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	3,688,617	48,040	1,176	3,735,481
Corporate	801,012	22,181	5,065	818,128
Financial institutions	11,103,054	37,821	5,676	11,135,199
Foreign governments	37,756	4,850	451	42,155
Asset-backed securities	166,315	878	96	167,097
Marketable equity securities	224,668	27,424	14	252,078

Total available-for-sale securities	16,021,422	141,194	12,478	16,150,138

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	4,748,442	206,180	18	4,954,604
Corporate	64,822	943	—	65,765
Financial institutions	1,241,601	4,782	39	1,246,344
Asset-backed securities	113,015	1,833	—	114,848

Total held-to-maturity securities	6,167,880	213,738	57	6,381,561

The BOK and the Korea Development Bank (“KDB”) are both financial institutions owned and controlled by the Korean government. The amounts listed above for the fair value of available-for-sale debt securities from financial institutions include 6,930,776 million Won and 10,067,551 million Won as of December 31, 2003 and 2004, respectively, that are related to BOK and KDB. The amounts listed above for the amortized cost of held-to-maturity debt securities from financial institutions include 264,717 million Won and 1,114,967 million Won as of December 31, 2003 and 2004, respectively, that are related to BOK and KDB.

For the years ended December 31, 2002, 2003 and 2004, the Bank recognized impairment losses on available-for-sale securities of 171,792 million Won, 79,051 million Won and 75,390 million Won, respectively, where decreases in value were deemed to be other-than-temporary.

For the years ended December 31, 2002, 2003 and 2004, the Bank recognized impairment losses on held-to-maturity securities of 9,855 million Won, 0 million Won and 0 million Won, respectively, where decreases in value were deemed to be other-than-temporary.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the current fair value and the associated unrealized losses on investments in available-for-sale debt securities and marketable equity securities, and held-to-maturity debt securities with unrealized losses at December 31, 2004. The table also discloses whether these securities have had unrealized losses for less than 12 months, or for 12 months or longer.

	Less than 12 months		12 months or longer		Total
(in millions of Won)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Debt securities:
Korean treasury and government agencies	755,929	(1,176)	—	—	755,929	(1,176)
Corporate	111,203	(5,065)	—	—	111,203	(5,065)
Financial institutions	1,998,755	(5,676)	—	—	1,998,755	(5,676)
Foreign governments	10,136	(451)	—	—	10,136	(451)
Asset-backed securities	40,136	(96)	—	—	40,136	(96)
Marketable equity securities	2,303	(14)	—	—	2,303	(14)

Total available-for-sale securities	2,918,462	(12,478)	—	—	2,918,462	(12,478)

Held-to-maturity securities
Debt securities:
Korean treasury and government agencies	11,933	(18)	—	—	11,933	(18)
Financial institutions	271,518	(39)	—	—	271,518	(39)

Total held-to-maturity securities	283,451	(57)	—	—	283,451	(57)

Total temporary impaired securities	3,201,913	(12,535)	—	—	3,201,913	(12,535)

At December 31, 2004, the cost of approximately 457 debt and equity securities exceeded their fair value by 12,535 million Won. The unrealized losses on these securities resulted mainly from changes in the current market conditions. The extent of the decline for each security was not substantial and the decline unrelated to credit quality. Based on the Bank’s review for impairment and consideration of the factors presented in Note 1, management determined that the gross unrealized losses on the investments in debt and equity securities at December 31, 2004 were temporary in nature.

For the years ended December 31, 2002, 2003 and 2004, the Bank recognized net losses on venture capital securities and other investments of 152,346 million Won, 19,810 million Won and net gains of 15,677 million Won, respectively.

Any deterioration in Korean economic conditions, or in specific situations of the counterparty to the security, could adversely affect the fair value of securities held by the Bank.

For the years ended December 31, 2002, 2003 and 2004, proceeds from sales of available-for-sale securities amounted to 8,554,167 million Won, 34,817,351 million Won and 15,952,866 million Won, respectively. Gross realized gains amounted to 577,524 million Won, 577,751 million Won and 173,180 million Won for the years ended December 31, 2002, 2003 and 2004, respectively. Gross realized losses amounted to 153,600 million Won, 79,645 million Won and 58,400 million Won for the years ended December 31, 2002, 2003 and 2004, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The amortized cost and estimated fair value of the Bank’s available-for-sale debt securities and held-to-maturity securities at December 31, 2004 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale debt securities		Held-to-maturity securities
(in millions of Won)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	7,765,066	7,794,002	1,997,021	2,031,529
Due after one year through five years	7,307,024	7,366,426	3,770,753	3,906,481
Due after five years through ten years	584,054	595,422	393,416	435,862
Due after ten years	1,225	1,225	—	—
Securities not due at a single maturity date	139,385	140,985	6,690	7,689

Total	15,796,754	15,898,060	6,167,880	6,381,561

11.	Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, which addressed consolidation by business enterprises where equity investors did not bear the residual economic risks and rewards. These entities were typically “special purpose entities” (“SPEs”) although non-SPE entities were also subject to this interpretation. The underlying principle behind the FIN No. 46 was that if a business enterprise had the majority financial interest in an entity, which was defined in the guidance as a VIE, the assets, liabilities and results of the activities of the VIE should be included in the consolidated financial statements with those of the business enterprise. FIN No. 46 also explained how to identify VIEs and how an enterprise should assess its interest in an entity when deciding whether or not it would consolidate that entity.

In December 2003, the FASB issued a revised version of FIN No. 46 (“FIN No. 46R”), which clarifies and interprets certain of the provisions of FIN No. 46 without changing the basic accounting model. More information related to the adoption dates is presented in Note 2.

The following table represents the carrying amount of assets held by VIEs at December 31, 2003, which have been consolidated by the Bank in accordance with the provisions of FIN No. 46 and VIEs that the Bank became involved with after January 31, 2003:

(in millions of Won)
Investments	4,651,610
Loans (net of allowance for loan losses of 1,101,712)	4,914,703
Other assets	1,891,109

Total	11,457,422

Of the 11,457,422 million Won of total assets consolidated by the Bank at December 31, 2003, 6,180,412 million Won represents structured transaction where the Bank packages and securitizes assets, 5,277,010 million Won related to investment trusts that hold investments on behalf of the Bank.

The Bank did not consolidate or deconsolidate any other significant VIEs created after January 31, 2003 in connection with the adoption of FIN No. 46 in 2003, and accordingly, it did not have a material impact on the Bank’s consolidated financial position as of December 31, 2003 or results of operations for the year ended December 31, 2003, other than as indicated above.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Bank applied the provisions of FIN No. 46R to those entities considered SPEs on January 1, 2004 (including VIEs created before February 1, 2003) beginning January 1, 2004 and to other entities effective December 31, 2004. The following table represents the carrying amount of assets at December 31, 2004 held by VIEs (including VIEs created before February 1, 2003) which have been consolidated by the Bank in accordance with the provisions of FIN No. 46R:

(in millions of Won)
Investments	7,376,429
Loans (net of allowance for loan losses of 775,582)	3,119,002
Other assets	1,438,004

Total	11,933,435

Of the 11,933,435 million Won of total assets consolidated by the Bank at December 31, 2004, 6,572,071 million Won represents structured transaction where the Bank packages and securitizes assets, 5,278,593 million Won related to investment trusts that hold investments on behalf of the Bank and 82,771 million Won related to the Guaranteed Fixed Rate Money Trusts constructed by the Bank.

In connection with the adoption of FIN No. 46R, the Bank consolidated its Guaranteed Fixed Rate Money Trusts because the Bank was deemed to be the primary beneficiary. These trusts were constructed by the Bank and the Bank would absorb the majority of the expected losses of the trusts by providing a guarantee of the principal and a fixed rate of return on the principal amount invested. The Bank did not consolidate its Guaranteed Principal Money Trusts, Securities Investment Trusts or No-Guarantee Money Trusts because in the Bank’s view, the Bank was not the primary beneficiary. For further discussion on the trust accounts, refer to Note 38.

The Bank did not consolidate or deconsolidate any other significant VIEs in connection with the adoption of FIN No. 46R in 2004, and accordingly, it did not have a material impact on the Bank’s consolidated financial position as of December 31, 2004 or results of operations for the year ended December 31, 2004, other than as indicated above.

FIN No. 46R requires disclosure of significant variable interests the company has in VIEs where it is not the primary beneficiary and thus not required to consolidate. The Bank has significant involvement with VIEs that it will not likely consolidate because it is not considered the primary beneficiary. These SPEs are structured by other third parties. In all cases, the Bank does not absorb the majority of the entities’ losses nor does it receive a majority of the entities’ expected residual returns, or both. These entities facilitate client transactions, and the Bank provides the entities with administration services and liquidity. The transactions with the entities are conducted at arm’s length, and individual credit decisions are based upon the analysis of the specific SPE, taking into consideration of the quality of the underlying assets. The Bank records and reports these transactions with the SPEs similar to any other third party transactions. All liquidity facilities provided to these entities are included in the Bank’s credit-related commitments described in more detail in Note 33. Total assets of these entities at the date the entity was established were approximately 19,259,891 million Won in 2003 and 17,190,435 million Won in 2004. No individual liquidity guarantee was considered a significant variable interest at December 31, 2003 and 2004. However, at December 31, 2003 and 2004, the Bank’s maximum loss exposures associated with these entities, which were the total variable interest, were approximately 7,164,000 million Won and 4,701,050 million Won respectively. As most of these liquidity facilities expire without being drawn, the total variable interest of these facilities is not, in the Bank’s view, representative of the Bank’s actual future funding requirement.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12.	Loans

The composition of the loan portfolio as of December 31, 2003 and 2004 was as follows:

(in millions of Won)	2003	2004
Domestic
Commercial:
Commercial and industrial(1)	41,096,101	38,427,249
Construction loans	6,060,553	4,459,316
Other commercial(2)	742,227	770,875
Consumer:
Mortgage and home equity	52,477,123	57,964,483
Credit cards	15,321,894	9,421,196
Other consumer(3)	28,726,515	25,962,639
Foreign .	1,433,151	1,118,494

Gross loans(4)(5)	145,857,564	138,124,252
Deferred origination costs	127,504	131,458
Less: Allowance for loan losses	(5,771,951)	(4,461,435)

Total loans, net	140,213,117	133,794,275

(1)	Commercial and industrial loans include 3,364 million Won and 334,561 million Won of loans to the Korean government and government related agencies as of December 31, 2003 and 2004, respectively.
(2)	Other commercial loans include bills bought in foreign currency and overdrafts.
(3)	Other consumer loans include personal overdrafts and loans with principal due at maturity.
(4)	Total loans on non-accrual status amounted to 12,181,450 million Won and 9,565,372 million Won as of December 31, 2003 and 2004, respectively.
(5)	The total investment in loans past due one day or more still accruing interest amounted to 2,647,582 million Won and 1,110,309 million Won as of December 31, 2003 and 2004, respectively.

During 2004 and 2003, the Bank received convertible debt securities and equity securities having a fair market value of 0 Won (2003: 809 million Won) and 174,168 million Won (2003: 33,415 million Won), respectively, through the restructuring of 16 (2003: 27) loans having an aggregate book value of 502,341 million Won (2003: 152,870 million Won). The Bank recognized aggregate charge-offs of 328,173 million Won (2003: 118,646 million Won) related to these transactions.

The following table sets forth information about the Bank’s impaired loans as of December 31, 2002, 2003 and 2004. Impaired loans are those on which the Bank believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan.

(in millions of Won)	2002	2003	2004
Impaired loans with an allowance	4,114,052	4,515,254	3,685,306
Impaired loans without an allowance	430,537	341,007	158,116

Total impaired loans	4,544,589	4,856,261	3,843,422

Allowance for impaired loans	1,560,418	1,377,421	1,472,019
Average balance of impaired loans during the year	5,364,633	5,030,902	5,156,846
Interest income recognized on impaired loans during the year(1)(2)	238,889	282,796	256,604

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of 179,681 million Won, 137,617 million Won and 163,258 million Won would have been recorded in 2002, 2003 and 2004, respectively.
(2)	Of these amounts, 89,643 million Won, 117,670 million Won and 110,216 million Won as of December 31, 2002, 2003 and 2004, respectively, relate to troubled debt restructurings.

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

The table below summarizes the changes in the allowance for credit losses:

	2002			2003
(in millions of Won)	Loans	Guarantees and Acceptances(1)	Total	Loans	Guarantees and Acceptances(1)	Total
Allowance at January 1,	3,507,583	104,366	3,611,949	5,195,205	81,233	5,276,438
Provisions for credit losses	3,908,663	(23,133)	3,885,530	7,192,057	(24,403)	7,167,654
Allowance relating to loans reacquired from KAMCO (Note 5)	6,424	—	6,424	5,325	—	5,325
Allowance relating to discontinued operation	(163,555)	—	(163,555)	—	—	—
Charge-offs	(2,446,813)	—	(2,446,813)	(7,276,745)	—	(7,276,745)
Recoveries	382,903	—	382,903	656,109	—	656,109

Allowance at December 31,	5,195,205	81,233	5,276,438	5,771,951	56,830	5,828,781

	2004
(in millions of Won)	Loans	Guarantees and Acceptances(1)	Total
Allowance at January 1,	5,771,951	56,830	5,828,781
Provisions for credit losses	3,859,917	1,517	3,861,434
Allowances relating to newly consolidated entities	9,239	—	9,239
Charge-offs	(5,913,519)	—	(5,913,519)
Recoveries	728,176	—	728,176
Other	5,671	—	5,671

Allowance at December 31,	4,461,435	58,347	4,519,782

(1)	The allowance for guarantees and acceptances is included in “Other liabilities”.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

13.	Premises and Equipment

Premises and equipment at December 31, 2003 and 2004 were as follows:

(in millions of Won)	2003	2004
Land	594,632	520,418
Building	815,841	776,540
Equipment and furniture	1,332,346	1,393,144
Leasehold improvements	157,897	175,124
Construction in progress	12,326	1,242
Operating lease assets	126,987	121,175

Total	3,040,029	2,987,643
Less: Accumulated depreciation and amortization	(1,131,182)	(1,351,034)

Premises and equipment, net	1,908,847	1,636,609

The Bank incurred depreciation expense on its buildings, equipment and furniture, leasehold improvements and operating lease assets of 299,929 million Won, 404,178 million Won and 322,717 million Won, for the years ended December 31, 2002, 2003 and 2004, respectively.

14.	Other Assets

Other assets as of December 31, 2003 and 2004 consisted of the following:

(in millions of Won)	2003	2004
Accounts receivable	262,459	52,075
Payments in advance	42,922	34,510
Deferred tax assets	918,547	656,598
Prepaid expenses	47,515	35,260
Prepaid income tax	295,527	185,681
Foreclosed assets	776	239
Loans held-for-sale	—	26,185
Others	135,164	65,355

Total	1,702,910	1,055,903

15.	Goodwill and Other Intangible Assets

Goodwill and other intangible assets as of December 31, 2003 and 2004 consisted of the following:

(in millions of Won)	2003	2004
Goodwill	394,457	421,990
Other intangible assets	423,067	307,881

Total	817,524	729,871

At December 31, 2003 and 2004, the goodwill balance was 145,985 million Won and 145,985 million Won, respectively, for the Corporate Banking segment and 248,472 million Won and 248,472 million Won, respectively, for the Credit Card Operations segment. The change in the goodwill balance in 2004 was the result of goodwill generated from the acquisition of the assets and liabilities of Hanil Life Insurance, which is described below.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On April 8, 2004, the Bank entered into an acquisition agreement with Korea Deposit Insurance Corporation (“KDIC”) and Hanil Life Insurance. According to the agreement, the Bank would acquire certain assets and liabilities of Hanil Life Insurance and 40 former employees of Hanil Life Insurance would remain employed for another year on a contractual basis. On April 29, 2004, the Bank established a new wholly owned subsidiary, KB Life, to engage in insurance business. KB Life acquired the assets and liabilities of Hanil Life Insurance on a Purchase and Acquisition transaction. On May 31, 2004, the Financial Supervisory Commission of Korea approved the acquisition for KB Life to start insurance business with Hanil Life Insurance. The fair value of the net liabilities assumed by KB Life was 53.1 billion Won before consideration of KDIC’s financial assistance. KDIC, according to the agreement, reimbursed 25.8 billion Won to KB Life for the net liabilities assumed. A goodwill of 27.5 billion Won was generated from the acquisition of Hanil Life Insurance.

There were no indefinite-lived intangible assets for any of the periods presented. Other intangible assets, which are subject to amortization, primarily include core deposit and credit card relationship intangibles, as well as capitalized software costs.

	December 31, 2003			December 31, 2004
(in millions of Won)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Core deposit intangible	403,773	(161,156)	242,617	403,773	(221,571)	182,202
Credit card relationship intangible (H&CB)	133,844	(70,109)	63,735	133,844	(95,603)	38,241
Credit card relationship intangible (KCC)	75,000	(3,750)	71,250	75,000	(18,075)	56,925
Capitalized software costs	64,698	(34,042)	30,656	64,925	(47,060)	17,865
Other	23,112	(8,303)	14,809	25,606	(12,958)	12,648

Total amortizable intangibles	700,427	(277,360)	423,067	703,148	(395,267)	307,881

No goodwill amortization expense was recognized in 2002, 2003 and 2004 in accordance with SFAS No. 142. Other intangible assets amortization expense was 142,854 million Won, 121,716 million Won, and 117,907 million Won in 2002, 2003, and 2004, respectively. Other intangible assets amortization expense is included in “Depreciation and amortization expense” in the consolidated statements of operations and comprehensive income. Other intangible asset amortization expense is expected to be 97,310 million Won in 2005, 82,107 million Won in 2006, 53,919 million Won in 2007, 35,263 million Won in 2008 and 24,747 million Won in 2009.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16.	Deposits

Deposits as of December 31, 2003 and 2004 were as follows:

(in millions of Won)	2003	2004	Weighted Average Rate Paid for 2004
Interest-bearing deposits:
Interest-bearing demand deposits	707,986	622,828	0.16%
Savings deposits	39,773,679	37,329,035	0.79%
Certificate of deposit accounts	6,499,258	4,908,950	4.06%
Other time deposits	68,716,691	68,770,711	3.98%
Mutual installment deposits	12,446,154	11,571,895	4.63%

Total interest-bearing deposits	128,143,768	123,203,419	3.04%
Non interest bearing deposits:
Demand accounts	3,460,146	3,017,436

Total deposits	131,603,914	126,220,855	2.97%

Mutual installment deposits are interest-bearing accounts offered by the Bank which enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Bank. Prior to qualifying for a loan, a customer must make a required monthly deposit to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from the Bank, but the loan amount and terms are not as favorable as those are associated with a loan request made after completing the deposit contract term.

The contractual schedule of maturities of certificate of deposits, other time deposits, and mutual installment deposits at December 31, 2004 was as follows:

(in millions of Won)
2005	74,481,894
2006	5,567,967
2007	3,236,049
2008	178,998
2009	133,010
Thereafter	1,653,638

Total	85,251,556

The KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of the deposit. For the insurance covered by KDIC, the Bank pays a premium of 0.2% of the average deposits which amounted to 229,290 million Won and 231,285 million Won in 2003 and 2004, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

17.	Other Borrowed Funds

A summary of other borrowed funds at December 31, 2003 and 2004 is presented below:

	2003		2004
(in millions of Won)	Outstanding Balance	Weighted Average Interest Rate	Outstanding Balance	Weighted Average Interest Rate
Kookmin Bank
Borrowings from the Bank of Korea	1,005,041	2.45%	922,151	2.41%
Borrowings in foreign currencies	1,057,283	1.30%	577,199	1.28%
Borrowings from trust account managed by the Bank	3,895,444	3.80%	787,764	3.48%
Debentures in Won	6,268,614	5.49%	7,008,452	4.13%
Other borrowings	534,947	2.10%	218,852	1.24%

Subtotal	12,761,329	4.25%	9,514,418	3.67%

Subsidiaries
Borrowings from other financial institutions	133,872	2.00%	—	—

Total other borrowed funds	12,895,201	4.22%	9,514,418	3.67%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year.

18.	Secured Borrowings

The Bank transferred certain non-performing loans and investment securities to special purpose entities, which in turn issued beneficial interests collateralized by such loans. In addition, one of the Bank’s majority-owned subsidiaries, KCC, prior to its merger with the Bank, had transferred credit card loans and revolving assets to a SPE. In accordance with SFAS No. 125, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” as superseded by SFAS No. 140, these transactions have been accounted for as secured borrowings. As a result, the loans and securities collateralizing these borrowings are included in “Loans” and “Available-for-sale securities” or “Held-to-maturity securities,” respectively, and the beneficial interests issued by the SPE, which pay interest at rates of 1.00% to 9.50% per annum, are included in “Secured borrowings”.

In addition to above, the Bank has sold securities under repurchase agreement having maturity in excess of 90 days but less than 1 year.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A summary of the secured borrowings and related collaterals as of December 31, 2003 and 2004 were as follows:

	2003				2004
	Maturity	Secured borrowings	Collateral		Secured borrowings	Collateral
(in millions of Won)			Loans	Securities		Loans	Securities
Kookmin 6th ABS Specialty Co., Ltd. 6.39%-7.27% senior collateralized bond obligation	2004-2005	36,000	83,993	—	16,000	21,621	29
Kookmin Credit Card 3rd ABS Specialty Co., Ltd. 7.55% senior collateralized bond obligation	2004	450,000	491,031	—	—	—	—
Kookmin Credit Card 4th ABS Specialty Co., Ltd. 8.14% senior collateralized bond obligation	2004	280,000	346,321	—	—	—	—
Kookmin Credit Card 5th ABS Specialty Co., Ltd. 5.30% senior collateralized bond obligation	2004	359,340	691,624	—	—	—	—
Kookmin Credit Card 7th ABS Specialty Co., Ltd. 6.65% senior collateralized bond obligation	2005	500,000	592,187	—	500,000	594,567	—
Kookmin Credit Card 8th ABS Specialty Co., Ltd. 6.13% senior collateralized bond obligation	2006	365,000	517,658	—	365,000	510,573	—
Kookmin Credit Card Securitization 2002-1, Ltd. 6.17% senior collateralized bond obligation	2007	299,450	434,665	—	260,950	536,475	—
Kookmin Credit Card 14th ABS Specialty Co., Ltd. 3.94%-4.31% Asset-backed commercial paper	2004	71,939	136,513	—	—	—	—
Kookmin Credit Card 15th ABS Specialty Co., Ltd. 6.80% senior collateralized bond obligation	2004	249,166	705,563	—	—	—	—
Kookmin Credit Card 16h ABS Specialty Co., Ltd. 5.60%-6.50% Senior collaterized bond obligation	2004-2006	169,036	335,427	—	49,929	46,349	16
KB star Card 2nd ABS Specialty Co., Ltd. 9.50% Senior collaterized bond obligation.	2009	299,952	—	—	—	—	—
H&CB 2nd ABS Specialty Co., Ltd. 1.00% subordinated collateralized bond obligation	2005	20,300	—	29,982	—		—
KB 1st ABS Specialty Co., Ltd. 4.21%-5.34% Senior collaterized bond obligation	2004	355,000	487,216	—	—	—	—
KB 2nd ABS Specialty Co., Ltd. 4.25%-4.94% Senior collaterized bond obligation	2005-2006	—	—	—	280,000	247,156	—
KB 3rd ABS Specialty Co., Ltd. 3.49%-3.92% Senior collaterized bond obligation	2005-2006	—	—	—	275,000	328,162	—
FN star 1st ABS Specialty Co. Ltd, 5.03%-5.27% Senior collaterized bond obligation	2004-2005	285,000	—	93,442	155,000	345,418	—
FN star 2nd ABS Specialty Co. Ltd, 5.15%-5.72% Senior collaterized bond obligation	2004-2006	292,000	—	90,911	205,000	322,972	—
FN star 3rd ABS Specialty Co. Ltd, 4.00%-5.03% Senior collaterized bond obligation	2004-2006	507,000	—	129,363	287,000	1,058	20,018
FN star 4th ABS Specialty Co. Ltd, 5.05%-5.72% Senior collaterized bond obligation	2005-2007	—	—	—	173,000	—	—
FN star 5th ABS Specialty Co. Ltd, 4.73%-5.66% Senior collaterized bond obligation	2005-2009	—	—	—	82,000	—	42,998
Other 1.5%-4.1% securities sold under repurchase agreement	2004-2006	3,623,156	—	4,210,767	3,443,344	—	3,791,977

Gross secured borrowings		8,162,339	—	—	6,092,223	—	—
Plus: Premium (Discount)		44,249	—	—	28,716	—	—

Total secured borrowings, net		8,206,588	4,822,198	4,554,465	6,120,939	2,954,351	3,855,038

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Secured borrowings Maturity Schedule

The combined aggregate amount of contractual maturities of all secured borrowings at December 31, 2004 was as follows:

(in millions of Won)
Due in 2005	4,746,487
Due in 2006	1,058,828
Due in 2007	282,916
Due in 2008	—
Due in 2009	3,992
Thereafter	—

Gross secured borrowings	6,092,223
Plus: Premium	28,716

Total secured borrowings, net	6,120,939

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

19.	Long-Term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) at December 31, 2003 and 2004:

(in millions of Won)	Maturity	2003	2004
Senior
Kookmin Bank
Won currency
0.00-5.00% Notes payable to Ministry of Finance and Economy	2004-2023	306,173	229,534
1.84%-5.00% Notes payable to Korea Development Bank	2004-2009	5,688	5,227
0.75%-8.00% Notes payable to other government funds	2004-2019	622,969	471,224
2.79%-8.55% Notes payable to Industrial Bank of Korea	2004-2012	253,822	158,245
2.25%-8.15% Floating rate finance debentures(1)	2004-2014	870,000	610,000
3.14%-17.69% Finance debentures	2004-2014	4,929,932	6,419,041
1.25%-7.00% Other notes payable	2004-2018	1,075,784	1,160,863

Subtotal		8,064,368	9,054,134

Foreign currency
0.25%-3.46% Floating rate finance debentures(1)	2004-2008	264,919	171,037
1.08%-4.63% Finance debentures	2004-2007	622,981	533,252
0.15%-6.78% Floating rate notes payable(1)	2004-2012	1,057,683	790,360
1.07%-1.20% Other notes payable	2008	44,784	40,483

Subtotal		1,990,367	1,535,132

Subsidiaries
2.10%-5.50% Borrowings from other financial institutions in Won	2005-2028	204,244	115,294
2.68%-2.82% Borrowings from other financial institutions in foreign currencies	2012	2,529	1,959
1.83%-5.00% Borrowings from Small and Medium Company Promotion Fund	2004-2009	12,215	3,908
6.92% Finance debentures in Won	2004	10,000	—

Subtotal		228,988	121,161

Subordinated
Kookmin Bank
Won currency

4.19%-16.00% Finance debentures	2004-2033	6,316,808	7,184,622

Gross long-term debt		16,600,531	17,895,049
Premium		6,717	4,292

Total long-term debt, net		16,607,248	17,899,341

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2004.

Long-term debt are predominately denominated in Won, US dollars, and Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Inter-bank Offered Rate (“LIBOR”) and the monthly Public Fund Prime Rate published by the Korean government and are reset on a monthly, semi-annual and

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

quarterly basis, respectively. The weighted-average interest rate for long-term debt was 6.03% and 5.62% as of December 31, 2003 and 2004, respectively.

Debt Maturity Schedule

The combined aggregate amount of contractual maturities of all long-term debt at December 31, 2004 was as follows:

(in millions of Won)
Due in 2005	2,880,566
Due in 2006	6,385,877
Due in 2007	1,382,815
Due in 2008	2,447,568
Due in 2009	1,620,460
Thereafter	3,177,763

Gross long-term debt	17,895,049
Plus: Premium	4,292

Total long-term debt, net	17,899,341

20.	Other Liabilities

Other liabilities at December 31, 2003 and 2004 comprise the following:

(in millions of Won)	2003	2004
Accrued severance benefits	73,188	129,291
Accrued expenses	471,401	652,660
Accounts payable	399,438	474,105
Unearned income	139,557	113,428
Tax withholdings and income tax payable	269,442	198,457
Guarantee deposits received	110,884	98,917
Deferred tax liabilities	—	4,057
Due to agencies	315,241	280,569
Allowance for losses on guarantees and acceptances	56,830	58,347
Payments received on behalf of government and others	365,852	233,692
Policy reserve	—	156,127
Others	350,307	499,985

Total	2,552,140	2,899,635

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Noninterest Income

The components of noninterest income for the years ended December 31, 2002, 2003 and 2004 were as follows:

(in millions of Won)	2002	2003	2004
Trust fees, net	375,805	289,254	152,769
Other fees and commission income
Commissions received on fund management	201,102	180,455	165,759
Commissions and fees received for brokerage and agency activities	54,440	54,695	83,682
Commissions received on credit card	1,092,123	1,048,719	834,666
Commissions received in remittance	45,468	38,900	29,561
Commissions received on cash dispenser service	81,206	89,181	91,539
Commissions received on letters of credit	42,965	46,022	51,149
Other	441,231	443,684	512,764

Subtotal	1,958,535	1,901,656	1,769,120

Net trading revenue	458,394	162,635	408,816

Net gain (loss) on investment securities
Debt securities	327,326	69,296	368
Equity securities	(44,628)	337,688	82,994
Other	(152,347)	(19,810)	15,677

Subtotal	130,351	387,174	99,039

Other noninterest income
Gain on sale of loans	20,858	2,784	542
Gain on extinguishment of debt	—	—	10,725
Bancassurance fees received		23,246	117,670
Insurance premiums	—	—	58,385
Other	154,092	147,060	182,335

Subtotal	174,950	173,090	369,657

Total noninterest income	3,098,035	2,913,809	2,799,401

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

22.	Noninterest Expense

The components of noninterest expense for the years ended December 31, 2002, 2003 and 2004 were as follows:

(in millions of Won)	2002	2003	2004
Salaries and employee benefits
Salaries and other benefits	1,472,560	1,532,367	1,578,372
Provision for accrued severance benefits	113,780	124,594	123,723

Subtotal	1,586,340	1,656,961	1,702,095

Depreciation and amortization
Depreciation on premises and equipment	299,929	404,178	322,717
Amortization on intangible assets	142,854	121,716	117,907

Subtotal	442,783	525,894	440,624

Other administrative expenses	834,436	712,785	646,241

Credit card fees
Commissions paid on credit card	382,438	513,722	328,653
Commissions paid on troubled credit card	7,071	7,101	3,087

Subtotal	389,509	520,823	331,740

Other fees and commissions
Insurance fees on deposits to KDIC	111,732	229,290	231,285
Contribution to guarantee funds	150,659	178,094	179,922
Commissions on overdue loans	94,519	8,703	7,884
Other	343,985	107,364	118,214

Subtotal	700,895	523,451	537,305

Other noninterest expenses
Loss on sale of loans	147,108	101,057	3,018
Loss on disposition of assets	10,106	35,956	18,981
Tax expenses other than income tax	106,693	117,841	105,279
Insurance expense including benefits and claims	—	—	57,100
Other	169,737	211,074	189,573

Subtotal	433,644	465,928	373,951

Total noninterest expense	4,387,607	4,405,842	4,031,956

23.	Common Stock

Issuances of common stock

As of December 31, 2004, there were 306,497,907 outstanding common stock, net of 29,881,209 treasury stock.

Acquisition of minority interest in KCC: On September 30, 2003, Kookmin Bank acquired all of the outstanding minority interest in KCC, which represents the remaining 25.22% of KCC’s outstanding common stock. The acquisition was effected through an exchange of shares at an exchange ratio of 1:0.442983, with the stockholders of KCC receiving 8,120,431 shares of Kookmin Bank stock for 18,331,248 shares of KCC common stock exchanged.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Treasury stock

Treasury stocks are recorded at cost.

In 2002, the Bank repurchased a total of 3,036,089 shares and held them as treasury stock. Subsequently, 41,548 shares were reissued, of which 10,000 shares were upon the exercise of employee stock options.

In 2003, the Bank repurchased a total of 28,078,856 shares and held them as treasury stock—of which (a) 27,423,761 shares were acquired from the KDIC (a Korean Government entity) at approximately 43,700 Won per share through public bidding and intends to sell these shares depending on certain market conditions and (b) 650,000 shares for the purpose of settlement of stock options issued under its stock-based compensation plan. The Bank reissued 88,322 shares upon the exercise of employee stock options and 1,000,000 shares under Employee Stock Ownership Plan as discussed below.

In 2004, the Bank reissued 135,414 shares upon the exercise of employee stock options.

Employee Stock Ownership Plan

On July 26, 2002, the Board of Directors made a resolution to establish an Employee Stock Ownership Plan (the “ESOP”) for the welfare of employees. Accordingly, the Bank acquired 3,000,000 shares of treasury stock under the ESOP in 2002, among which the Bank contributed 1,000,000 shares to the Employee Stock Ownership Association (the “ESOA”) on December 26, 2003. The fair value of shares, contributed to the ESOA amounting to 42,900 million Won, was charged to expense, as the Bank does not have control over the ESOA.

In terms of the plan, all the Bank’s employees are eligible to participate under the ESOP except the employees who are granted stock options under the Bank’s stock-based compensation plan. On the date of stock contribution by the Bank, the ESOA temporarily allocates shares to eligible employees and confirm allocation to individuals after three years, which can be withdrawn by the employees after one year from the confirmation date. Under the ESOP, all the eligible employees are required to contribute an equal number of stocks to the ESOA during 2003, which can be withdrawn after one year from the contribution date. Upon retirement, disorganization or exercise of purchase option, withdrawal is permitted despite the obligatory depositing period. The dividend received by the ESOA on the shares held by them would be distributed to the employees along with distribution of shares to the employees.

Dividends

Dividends payable to the equity shareholders are based on the unappropriated retained earnings available for distribution, which is defined in Korean Commercial Law, as reported in the Bank’s unconsolidated financial statements prepared in accordance with Korean GAAP (“KGAAP”). Hence, the unappropriated retained earnings available for dividend distribution in accordance with US GAAP may, in certain years, either not be fully available or will be additionally available for distribution to the equity shareholders. Further, the dividends are declared and paid in Korean Won. For the years ended December 31, 2003 and 2004, in its KGAAP unconsolidated financial statements, the Bank has reported unappropriated retained earnings of 895,837 million Won and 1,257,905 million Won, respectively.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On March 21, 2003 the shareholders approved payment of a cash dividend of 20% to stockholders of record as of December 31, 2002. Cash dividend amounting to 325,233 million Won was paid on March 21 2003, and was deducted from retained earnings in 2003.

In 2004, there was no dividend declared for the year ended December 31, 2003.

24.	Retained Earnings

Korean regulations require the Bank to appropriate retained earnings to the following as of December 31, 2003 and 2004:

(in millions of Won)	2003	2004
Appropriated retained earnings:
Legal reserve	545,740	545,740
Reserve for business rationalization	40,760	40,760
Other statutory reserves	2,774	2,490
Unappropriated retained earnings	170,461	1,223,556

Total	759,735	1,812,546

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

The Bank’s branch in Japan is required to appropriate a legal reserve of up to 10% of annual income, as reported in the Japan Branch’s Japanese GAAP financial statements, until such reserve equals two billion Japanese Yen. This reserve is used only to reduce any accumulated deficit related to the branch in Japan.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

25.	Components of Accumulated Other Comprehensive Income

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2002, 2003 and 2004, the non-owner equity changes are composed of foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Below are the components of accumulated other comprehensive income and the related tax effects for the years ended December 31, 2002, 2003 and 2004.

(in millions of Won)	Foreign Currency Translation Adjustments	Net Unrealized Gains on Investment Securities	Accumulated Other Comprehensive Income
Balance, January 1, 2002	(30,256)	307,331	277,075

Foreign currency translation adjustments, net of tax expense 3,739	8,851	—	8,851
Unrealized holding gains on investment securities, net of tax expense 37,936	—	89,795	89,795
Less: Reclassification adjustment for gains included in net income, net of tax benefit 88,752	—	(210,077)	(210,077)

Current period change	8,851	(120,282)	(111,431)

Balance, December 31, 2002	(21,405)	187,049	165,644
Foreign currency translation adjustments, net of tax expense 3,664	8,622	—	8,622
Unrealized holding losses on investment securities, net of tax benefit 391	—	(924)	(924)
Less: Reclassification adjustment for gains included in net income, net of tax benefit 47,385	—	(112,162)	(112,162)

Current period change	8,622	(113,086)	(104,464)

Balance, December 31, 2003	(12,783)	73,963	61,180
Foreign currency translation adjustments, net of tax benefit 5,343	(15,539)		(15,539)
Unrealized holding gains on investment securities, net of tax expense 22,842	—	68,192	68,192
Less: Reclassification adjustment for gains included in net income, net of tax benefit 1,653	—	(3,913)	(3,913)

Current period change	(15,539)	64,279	48,740

Balance, December 31, 2004	(28,322)	138,242	109,920

26.	Regulatory Requirements

In conformity with the Financial Supervisory Service (“FSS”) and the Basel Committee on Banking Regulations and Supervisory Practice guidelines, the Bank applied risk-adjusted capital ratios to evaluate its capital adequacy. Banking organizations engaged in international banking are required to maintain a minimum 8% total risk-based capital ratio, the ratio of total risk-adjusted capital divided by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%. The capital ratios are calculated based on the Bank’s consolidated balance sheets prepared in accordance with KGAAP which may vary in certain significant respects from US GAAP. In the event the Bank does not maintain a consolidated capital adequacy ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio of the Bank. Continued non-compliance with these standards could potentially result in closure of the Bank.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following capital ratios are calculated in accordance with and as defined by the FSS guideline, which is materially consistent with BIS guidelines, and the Bank’s consolidated financial statements prepared in accordance with KGAAP which may vary in certain significant respects from US GAAP at December 31:

(in millions of Won, except capital ratios)	2003	2004
Tier 1 capital	7,681,419	8,076,519
Tier 2 capital	5,187,196	5,900,797
Less : Investment in non-consolidated equity investees, etc.(1)	(369,072)	(642,785)

Total risk-adjusted capital	12,499,543	13,334,531

Risk-Weighted Assets
On-balance sheet assets	122,054,092	115,969,225
Off-balance sheet assets	4,159,859	3,970,163

Total risk-weighted assets	126,213,951	119,939,388

Total assets	257,483,034	281,474,269
Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	6.09	6.73
Tier 2 capital ratio (%)	4.11	4.92

Capital adequacy ratio (%)	9.90	11.12

(1)	Equity investees engaged in banking and financial activities of which the Bank owns more than 15% and subordinated notes from securitization are deducted from total capital, not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

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

	December 31,
(in millions of Won, except capital ratios)	2003	2004
Tier 1 capital	7,681,419	8,076,519
Tier 2 capital(1)	4,818,124	5,258,012

Total risk-adjusted capital	12,499,543	13,334,531

Risk-Weighted Assets
Risk-weighted assets for credit risk	125,256,792	119,433,885
Risk-weighted assets for market risk	2,113,388	1,647,850

Total risk-weighted assets	127,370,180	121,081,735

Total assets	257,483,034	281,474,269
Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	6.03	6.67
Tier 2 capital ratio (%)	3.78	4.34

Capital adequacy ratio (%)	9.81	11.01

(1)	Equity investees engaged in banking and financial activities of which the Bank owns more than 15% are deducted from directly Tier 2 pursuant to the guidelines of the FSS.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The General Banking Act provides for a minimum paid-in capital of 100 billion Won for nationwide banks, such as the Bank, and 25 billion Won for regional banks.

27.	Income Taxes

The components of income tax expense for the years ended December 31, 2002, 2003 and 2004 were as follows:

	For the years ended December 31,
(in millions of Won)	2002	2003	2004
National tax
Current	583,007	158,880	179,874
Deferred	(40,000)	(492,567)	227,240

Total national income tax expense (benefit)	543,007	(333,687)	407,114
Local tax
Current	58,301	15,888	17,987
Deferred	(4,000)	(49,257)	22,724

Total local income tax expense (benefit)	54,301	(33,369)	40,711

Total income tax expense (benefit)	597,308	(367,056)	447,825

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

Taxes are calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Taxes on the operating profit differ from the theoretical amount that would arise at the statutory tax rate of the home country of the parent as follows:

(in millions of Won)	2002	2003	2004
Income (loss) from continuing operations for the years ended December 31,	1,540,755	(1,366,229)	1,482,103

Statutory tax rates	29.7%	29.7%	29.7%

Prima facie tax calculated at a statutory tax rate	457,604	(405,770)	440,185
Income not assessable for tax purposes	(1,309)	(3,809)	(4,666)
Expenses not deductible for tax purposes	17,132	3,101	5,599
Taxation on outside basis	(110,888)	57,928	6,220
Adjustment for overseas tax rates	(162)	(5,158)	4,125
Change in statutory tax rate	—	30,655	12,784
Increase (decrease) in valuation allowance	238,878	(237,734)	(20,980)
Taxes for prior years	—	198,759	3,279
Others	(3,947)	(5,028)	1,279

Income tax expense (benefit)	597,308	(367,056)	447,825

Effective from January 1, 2005, the applicable statutory tax rate has been changed from 29.7% to 27.5%.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets (“DTA”) and deferred income tax liabilities (“DTL”) at December 31, 2003 and 2004 are as follows:

(in millions of Won)	2003	2004
Deferred income tax assets:
Allowance for loan losses	376,224	227,220
Allowance for guarantees and acceptances	16,878	64,667
Valuation of trading assets	21,001	—
Investments	509,362	483,378
Premises and equipment	97,451	115,527
Long-term debt	27,067	17,291
Other temporary differences	125,730	119,509
Net operating loss	107,012	37,714

Total gross deferred income tax asset	1,280,725	1,065,306

Less: Valuation allowance	(142,710)	(121,730)

Deferred income tax asset	1,138,015	943,576

Deferred income tax liabilities:
Valuation of trading assets	13,775	2,117
Available-for-sale securities	31,247	52,437
Accrued interest and dividend receivable	146,039	125,277
Other assets	—	8,086
Other temporary differences	28,407	103,118

Total gross deferred income tax liabilities	219,468	291,035

Net deferred income tax assets, including other comprehensive income (“OCI”) related DTL	918,547	652,541

Less: OCI related DTL	(25,868)	(41,911)

Net deferred income tax assets, excluding OCI related DTL	944,415	694,452

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether certain subsidiaries will generate sufficient profits to offset their tax losses in 2003 and 2004. Accordingly, a valuation allowance totaling 142,710 million Won and 121,730 million Won in 2003 and 2004, respectively, was recognized for deferred income tax assets related to net operating loss carryforwards (“NOLs”) and temporary differences that may not be realized.

At December 31, 2004, the Bank including its subsidiaries had tax effect totaling 37,714 million Won from NOLs. These losses are expected to expire in the periods ranging from 2005 to 2009.

At December 31, 2004, the Bank utilized the NOLs totaling 276,496 million Won since the Bank generated sufficient profits to offset tax losses.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

28.	Earnings Per Share

The following table is a summary of the computation of earnings per share for the years ended December 31:

(in millions of Won, except share data)	2002	2003	2004
Net income (loss) from continuing operations	1,154,619	(947,036)	1,031,750
Income from discontinued operations, net of tax	97,122	—	—

Net income (loss) available to common stockholders for basic EPS	1,251,741	(947,036)	1,031,750
Effect of dilutive securities	5,122	—	229

Net income (loss) available to common stockholders for diluted EPS	1,256,863	(947,036)	1,031,979

Weighted average common shares outstanding applicable to basic EPS (thousands)	317,787	326,000	306,432
Dilutive effect of convertible debentures	9,508	—	—
Dilutive effect of stock options	812	—	218

Adjusted weighted average common shares outstanding applicable to diluted EPS (thousands)	328,107	326,000	306,650

Net income (loss) per common share—basic:
Net income (loss) from continuing operations	3,633	(2,905)	3,367
Income from discontinued operations, net of tax	306	—	—

Basic net income (loss) per share	3,939	(2,905)	3,367

Net income (loss) per common share—dilutive:
Net income (loss) from continuing operations	3,535	(2,905)	3,365
Income from discontinued operations, net of tax	296	—	—

Diluted net income (loss) per share	3,831	(2,905)	3,365

Notes:

(1)	Where the effect of convertible securities has been dilutive, net income available to common stockholders is adjusted by the applicable interest expense.
(2)	Stock options excluded from computation of diluted earnings per share due to their anti-dilutive effect totaled 652,000 and 2,048,554 and 2,155,131 in 2002, 2003 and 2004, respectively.

29.	Employee Severance Plan

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

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Severance plan payments include the

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

amount for such withdrawal. Total interim severance payments made by the Bank were 2,688 million Won, 3,002 million Won and 12,401 million Won in 2002, 2003 and 2004, respectively.

In addition to regular termination benefits, the Bank paid special termination benefits of 48,775 million Won, 0 Won and 50,029 million Won to 470, 0 and 459 employees who accepted early retirement for the year ended December 31, 2002, 2003 and 2004, respectively.

The Bank accrued severance benefits of 113,780 million Won, 124,594 million Won and 123,723 million Won for the years ended December 31, 2002, 2003 and 2004, respectively.

Accrued employee severance plan obligations included in “Other liabilities” at December 31 are as follows:

(in millions of Won)	2003	2004
Balance at beginning of the year	150,756	241,076
Severance benefit	124,594	123,723
Special termination benefit	—	50,029
Plan payments	(34,274)	(87,589)

	241,076	327,239
Less: Balance of payments remaining with National Pension Fund and Severance Insurance Deposit	(167,888)	(197,948)

Balance at end of the year	73,188	129,291

The Bank expects to pay the following future benefits to its employees upon their normal retirement age of 58:

(in millions of Won)
2005	—
2006	42
2007	72
2008	636
2009	1,640
2010 - 2014	119,329

The above amounts have been determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Bank before their normal retirement age.

30.	Employee Stock Option Plan

Stock-based compensation plan of Kookmin Bank

In fiscal 2002, the Bank granted 652,000 options, of which (i) 490,000 and 30,000 options are performance based and has exercise price of 57,100 Won and 58,800 Won per option, respectively and (ii) 132,000 options are subject to service requirements and its exercise price is dependable to the bank industrial index, which do not fall below 57,100 Won per option.

In fiscal 2003, the Bank granted 350,000 options, of which (i) 180,000 and 30,000 options are performance based and has exercise price of 35,500 Won and 40,500 Won per option, respectively and (ii) 140,000 options are subject to service requirements and its exercise price is dependable to the bank industrial index, with a minimum exercise price of 35,500 Won per option. At the end of fiscal 2003, these 140,000 options had an evaluated exercise price of 42,200 Won per option. In addition to above, in fiscal 2003, the Bank granted 32,136 replacement options at a weighted-average exercise price of 89,432 Won per option to Kookmin Credit Card option holders in connection with the merger of Kookmin Credit Card with the Bank.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In fiscal 2004, the Bank granted 815,000 options, of which (i) 85,000 and 10,000 options are performance based and has exercise price of 46,100 Won and 47,200 Won per option respectively and (ii) 700,000 and 20,000 options are subject to service requirements and its exercise price is dependable to the bank industrial index, with a minimum exercise price of 37,600 Won and 47,200 per option, respectively.

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

For options granted under all the above plans, the Bank can choose to settle the vested stock options either by a) issuing new shares or b) payment treasury shares or c) allocating treasury shares or giving cash—equivalent to the difference between the market price and exercise price. The market price is determined by the arithmetic average of the prices, which are calculated by the weighted average of every closing price for two months, one month and one week immediately preceding the exercise of the option, published by Korea Stock Exchange. Presently, the Bank intends to settle these options by issuing treasury shares.

The following table summarizes the information about stock options activity under the Bank’s stock-based compensation plans for the years ended December 31, 2002, 2003 and 2004.

	2002		2003		2004
	Number of Stock Options	Weighted average exercise price (Won)	Number of Stock Options	Weighted average exercise price (Won)	Number of Stock Options	Weighted average exercise price (Won)
Outstanding, beginning of year	1,919,666	29,087	1,941,231	43,540	2,048,554	43,910
Granted	652,000	57,178	382,136 (1)	42,516	815,000	38,840
Exercised	(530,108)	8,695	(91,283)	9,808	(135,414)	23,919
Forfeited	(100,327)	39,737	(183,530)	54,057	(196,086)	43,070

Outstanding, end of year	1,941,231	43,540	2,048,554	43,910	2,532,054	43,412

Exercisable at year-end	80,000	5,000	303,028	25,459	1,120,219	42,847

(1)	Includes 32,136 replacement options at a weighted-average exercise price of 89,432 Won in relation to the merger of KCC

The weighted-average fair value at grant date of options granted during the years ended December 31, 2002, 2003 and 2004 were 29,481 Won, 17,069 Won and 12,199 Won, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the information about stock options outstanding as at December 31, 2004:

	Options outstanding				Options exercisable
Exercise Price (Won)	Number of Stock Options	Weighted Average Remaining Contractual Life(1)	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date	Number of Stock Options	Weighted Average Exercise Price
23,469	40,888	0.21	23,469	11,380	40,888	23,469
25,100	61,160	2.21	25,100	28,801	61,160	25,100
27,600	159,998	1.16	27,600	25,514	159,998	27,600
28,027	176,037	4.20	28,027	13,643	176,037	28,027
35,500	185,910	6.22	35,500	17,442	—	—
37,600	700,000	7.84	37,600	11,718	—	—
40,500	5,091	6.65	40,500	19,236	—	—
42,200	10,053	6.22	42,200	16,124	—	—
46,100	85,000	7.11	46,100	15,456	—	—
47,200	30,000	7.23	47,200	14,199	—	—
51,200	650,000	4.88	51,200	19,149	650,000	51,200
57,100	365,781	5.22	57,100	29,728	—	—
58,800	30,000	5.57	58,800	24,375	—	—
71,538	22,146	6.22	71,538	37,835	22,146	71,538
129,100	9,990	6.24	129,100	84,969	9,990	129,100

(1)	Contractual life indicates the sum of service (vesting) period and exercisable period.

Stock-based compensation plan of KCC

Beginning fiscal 2001, KCC issued stock options to certain executive officers and directors under its stock-based compensation plans. In fiscal 2002 and 2003, KCC granted 286,000 and 135,000 options to purchase its stock at an exercise price of 57,160 Won and 46,100 Won per option. Of the options granted in fiscal 2002, 40,000 options were granted at an exercise price dependable to the stock index, beginning from 57,160 Won per option. In fiscal 2003, prior to the merger of KCC and the Bank, KCC cancelled most of the stock options due to the poor performance of the KCC, except 80,000 options that were replaced by the Bank’s stock options upon the merger. As of September 30, 2003, the merger date between the Bank and KCC, the stock-based compensation plan of KCC was terminated.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the information about stock options activity under KCC’s stock-based compensation plans for the years ended December 31, 2002 and 2003.

	2002		2003
	Options	Weighted average exercise price (Won)	Options	Weighted average exercise price (Won)
Outstanding, beginning of year	75,000	31,690	286,000	52,707
Granted	286,000	57,160	135,000	46,100
Exercised	—	—	—	—
Forfeited/canceled	(75,000)	48,670	(341,000)	52,781
Options replaced upon merger with the Bank	—	—	(80,000)	41,241

Outstanding, end of year	286,000	52,707	—	—

The weighted-average fair value at grant date of options granted during the years 2002 was 28,295 Won.

Pursuant to APB No. 25, KCC recognized no stock compensation expense for the years ended December 31, 2002 as the options granted these plans had an exercise price higher than the market value of the underlying shares on the measurement date.

Prior to January 1, 2003, the Bank accounted for stock-based employee compensation plans using the intrinsic-value in accordance with APB No. 25, and related Interpretations. The compensation expense was calculated by multiplying the number of shares under the option by the difference between the market value of the underlying shares on the measurement date and the exercise price. The compensation expense was recognized over the service (vesting) period. Alternatively, SFAS No. 123 allows entities to recognize stock compensation expense over the related service period based on fair value of the stock options at the grant date using option-pricing models. Refer to Note 1 for a further description of these accounting standards and a presentation of the effect net income and earnings per share had the Company applied SFAS No. 123 in accounting for the Bank’s stock-based employee compensation plans. The fair values of stock options are based on the following weighted-average assumptions that were determined at the grant date.

For options granted during	2002	2003	2004
Expected annual dividend yield	1.66%	1.81%	1.06%
Expected volatility	53.17%	53.01%	43.94%
Risk-free interest rate	7.03%	4.96%	3.72%
Expected option life	5.5 years	5.5 years	5.5 years

31.	Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices, where available. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. As a result, the fair values of such instruments are derived using present value or other valuation techniques derived based on management’s assumptions of the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, such estimates may not be indicative of net realizable value. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values. Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS No. 107, “Disclosure about Fair Value of Financial Instruments” (“SFAS No. 107”). Accordingly, the fair value disclosures required by SFAS No. 107 should not be considered an indication of the fair value of the Bank.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Securities and trading assets/liabilities: Fair values for trading assets, available-for-sale securities and trading liabilities (including trading derivative financial instruments) are recognized in the consolidated balance sheets based on market prices, where available. Fair values of held-to-maturity securities are also based on market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments, discounted cash flows, counterparty quotes or external valuations performed by qualified independent evaluators, except in the case of certain swaps where pricing models are used.

Nonmarketable equity investments: Nonmarketable investments, which are recorded in investments, consist primarily of venture capital investments. The fair values of these investments are estimated based on investee transactions with unaffiliated parties, management’s review of the investee’s financial results and condition, or the latest obtainable net asset value of the investees.

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

Derivative financial instruments: All derivatives are recognized on the balance sheet at fair value based on quoted market prices or dealer quotes where available. If quoted market prices are not available, pricing or valuation models are applied to current market information to estimate fair value; in some cases, counterparty quotes or external valuations are also utilized (see Note 32).

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of the Bank’s financial instruments at December 31, 2003 and 2004 were as follows:

	2003		2004
(in millions of Won)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	3,170,156	3,170,156	2,817,522	2,817,522
Restricted cash	2,769,885	2,769,885	1,822,112	1,822,112
Interest-bearing deposits in other banks	563,091	563,091	597,497	597,497
Call loans and securities purchased under resale agreements	3,958,860	3,958,860	2,993,476	2,993,476
Trading assets	3,517,182	3,517,182	6,095,645	6,095,645
Investments	22,426,949	22,592,106	23,094,969	23,308,650
Loans, net	140,213,117	140,626,000	133,794,275	133,926,175
Due from customers on acceptances	604,863	604,863	742,506	742,506
Accrued interest and dividends receivable	994,748	994,748	870,618	870,618
Security deposits	1,331,157	1,331,157	1,285,419	1,285,419
Financial liabilities:
Interest-bearing deposits	128,143,768	128,398,641	123,203,419	123,504,549
Noninterest-bearing deposits	3,460,146	3,460,146	3,017,436	3,017,436
Call money	225,376	225,376	652,185	652,185
Trading liabilities	762,465	762,465	2,296,588	2,296,588
Acceptances outstanding	604,863	604,863	742,506	742,506
Other borrowed funds	12,895,201	12,895,201	9,514,418	9,514,418
Accrued interest payable	3,937,801	3,937,801	3,494,533	3,494,533
Secured borrowings	8,206,588	8,213,758	6,120,939	6,174,080
Long-term debt	16,607,248	17,193,089	17,899,341	19,129,975

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit and other lending commitments are immaterial to the consolidated financial statements.

32.	Derivative Instruments and Hedging Activities

For the years ended December 31, 2002, 2003 and 2004, hedge accounting was applied exclusively on those interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffectiveness portion was recognized in earnings for the years ended December 31, 2002, 2003 and 2004.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

33.	Commitments and Contingencies

Legal proceedings

The Bank is a party to certain legal actions arising from its normal course of operations. Other than the legal proceedings discussed below, management believes that these actions are without merit and that the ultimate liability, if any, will not materiality affect the Bank and its subsidiaries’ financial position, liquidity, or results of operations.

In March 2001, an individual filed a lawsuit with the Seoul Central District Court requesting the court to order a revocation of the merger with H&CB. Despite the dismissal of certain motions filed in connection with the lawsuit, the case is still pending. In the meantime, additional persons have joined the lawsuit as plaintiffs. In November 2003, the Seoul Central District Court decided the case in the Bank’s favor. The individual, however, appealed the decision to the Seoul High Court. On March 30, 2005, Seoul High Court denied the plaintiff’s appeal. The plaintiff then appealed the decision to the Supreme Court in April 2005. The case is still pending.

During the first quarter of 2004, the National Tax Administration of Korea completed a tax audit in respect of the Bank for the fiscal years 1998, 1999, 2000 and 2001, as a result of which the Bank was assessed 123.3 billion Won for tax deficiencies. The Bank has paid the entire amount, but is in proceedings to appeal the assessment. The case is still pending before the National Tax Tribunal.

On March 28, 2001, the Korea Fair Trade Commission ordered fifteen financial institutions including H&CB to pay administrative fines in an aggregate amount of 4.02 billion Won for using their superior market position to unfairly modify or contain the fees for cash advance service, installment purchase and late payment and transaction terms. H&CB was fined 335.9 million Won, which was subsequently lowered to 316.9 million Won upon appeal by H&CB on August 24, 2001. H&CB paid the administrative fine in full. In September 2001, the Bank filed a lawsuit to revoke the fine. In May 2003, the Seoul High Court decided in the Bank’s favor. The Korea Fair Trade Commission appealed this ruling. The case is still pending.

On January 9, 2002, the Korea Fair Trade Commission ordered seven banks, including the Bank, to refrain from refusing to continue their business relationship with a particular business partner, Hana Bank. The banks filed a lawsuit with the Seoul High Court to revoke the order and, in October 2003, the Seoul High Court decided in favor of the banks. The Korea Fair Trade Commission appealed this ruling in November 2003. The case is still pending.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Lease commitments

All leases entered into by the Bank as lessee are operating leases. Total rental expense for the years ended December 31, 2002, and 2003 and 2004 was 113,833 million Won, 129,206 million Won and 125,445 million Won, respectively.

In lieu of rent, certain lease agreements require the Bank to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Bank has recorded an equal amount of rent expense and interest income related to these leases of 51,160 million Won, 50,466 million Won and 42,421 million Won on deposit balances of 1,011,832 million Won, 1,063,513 million Won and 1,017,279 million Won for the years ended December 31, 2002, 2003 and 2004, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

Approximately all of the operating leases that the Bank entered into as of December 31, 2004 are cancelable.

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

At December 31, 2003 and 2004, the financial instruments whose contract amounts represent credit risk to the Bank were as follows:

	Contract Amount
(in millions of Won)	2003	2004
Guarantees	587,532	770,094
Commercial letters of credit	1,284,461	1,312,739
Unused lines of credit:
Commercial	21,958,365	24,912,226
Consumer(1)	75,040,350	59,192,430

(1)	Of this amount, 65,106,177 million Won and 49,024,501 million Won as of December 31, 2003 and 2004, respectively, relate to the unused credit card limits that may be cancelled by the Bank at any time.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Contingencies

As of December 31, 2004, the Bank has provided two blank promissory notes and one promissory note with face value of 2,000,000 million Won to Korea Securities Finance Corporation and Small Business Corporation as collateral for borrowings and other obligations. It has also provided one note with a face value of 64,390 million Won, to Korean Housing Guarantee Co., Ltd. as collateral for the performance guarantee related to the real estate trust operations. Further, as of December 31, 2004, the Bank transferred endorsed bills amounting to 9,396 million Won.

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2003 and 2004 were as follows:

(in millions of Won)	2003	2004
Available-for-sale securities	911,129	1,156,022
Held-to-maturity securities	5,137,149	4,149,791
Other investment securities	—	9,838
Loans	4,822,197	2,954,351
Real estate	18,675	17,890

Total	10,889,150	8,287,892

Obligation under guarantees

The Bank provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Guarantee arrangements which have been issued or modified after December 31, 2002 have been recorded on the Bank’s consolidated balance sheet at their fair value at inception. The Bank has recorded this amount in “Other liabilities” with an offsetting entry in other assets. As cash is received under such arrangements and applied to other assets, the liability recorded at inception is amortized into fees and commissions over the life of the contract. The table below summarizes all of the Bank’s guarantees under FIN No. 45 at December 31, 2004.

(in millions of Won)	Expire within one year	Expire after one year	Total	Maximum potential amount of future payment or notional amounts
Financial guarantees	57,707	344	58,051	58,051
Performance guarantees	378,599	333,444	712,043	712,043
Liquidity facilities to SPEs	861,500	3,839,550	4,701,050	4,701,050
Credit derivatives	—	41,752	41,752	41,752
Loans sold with recourse to KAMCO	—	692	692	692
Trust Fund Guarantees	—	3,161,736	3,161,736	3,161,736

Total	1,297,806	7,377,518	8,675,324	8,675,324

Financial guarantees are used in various transactions to enhance the credit standing of the Bank’s customers. They represent irrevocable assurance, subject to satisfaction of certain conditions, that the Bank will make payments in the event that the customers fail to fulfill their obligations to third parties. Such financial obligations are principally composed of standby letters of credit and credit enhancement for debtors.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Performance guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contract terms. They are also issued to support the customers’ obligation to supply specified products, commodities, maintenance or other services to third parties.

As of December 31, 2003 and 2004, the carrying amount of the liabilities related to financial and performance guarantees amounted to 1,726 million Won and 3,962 million Won, respectively.

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase agreements to SPEs for which the Bank serves as the administrator. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Bank has commitments to provide liquidity to the SPEs in amounts up to 4,309 billion Won and 4,701 billion Won at December 31, 2003 and 2004, respectively. As of December 31, 2003 and 2004, the carrying amount of these liabilities amounted to 3,906 million Won and 9,427 million Won, respectively. Although the Bank does not sell assets to these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase agreements, the Bank is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Bank has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

The Bank enters into certain guarantee contracts that meet the characteristics of a derivative. Such derivatives effectively guarantee the return on a counterparty’s referenced portfolio of assets. These derivatives are recorded on the balance sheet at fair value. As of December 31, 2004, the carrying amount of these derivatives amounted to 158 million Won.

Loans sold with recourse represent certain non-performing loans the Bank sold to KAMCO prior to 1999. See Note 5 for further discussion. At December 31, 2003 and 2004, the Bank has recorded in “Other liabilities” 382 million Won and 392 million Won, respectively, representing its estimated obligation to repurchase the loans sold with recourse.

Trust fund guarantee includes guarantees which the Bank provides for the repayment of principal of certain types of trust products. The Bank manages and administers trust assets in a capacity of agent or fiduciary on behalf of its customers. Where trust assets and liabilities are excluded from the consolidated financial statements of the Bank, they are recorded in separate accounts from those of the Bank’s business. The guarantees on trust funds qualify as derivatives under SFAS No. 133, and are included in trading liabilities at fair value on the Bank’s consolidated balance sheet with corresponding changes included in earnings. For further discussion related to trust accounts, refer to Note 11 and Note 38.

As part of the Bank’s normal course of business, indemnification clauses are often included in standard contractual term with an assessment that risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected on the consolidated balance sheet as of December 31, 2004 related to these indemnifications.

In addition, as of December 31, 2003 and 2004 the allowance for losses on guarantees and acceptances in “Other liabilities” included 56,830 million Won and 58,347 million Won, respectively, relating primarily to credit risk.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

34.	Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 99%, 99% and 99% of the Bank’s loan portfolio at December 31, 2002, 2003 and 2004, respectively. Investments in debt and equity securities of Korean entities comprised 99%, 99% and 99% of the Bank’s investment portfolio, including investments held by the Bank’s venture capital subsidiaries, as of December 31, 2002, 2003 and 2004, respectively.

Credit risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions.

The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentration risks and to obtain collateral when deemed necessary. No entity was responsible for 10% or more of the Bank’s total interest and dividend income for the years ended December 31, 2002, 2003 or 2004.

The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally unused credit lines) exposures:

	2003			2004
(in millions of Won)	Credit Exposure	On-Balance Sheet	Off-Balance Sheet	Credit Exposure	On-Balance Sheet	Off-Balance Sheet
Commercial and industrial loans	58,266,816	41,096,101	17,170,715	59,406,653	38,427,249	20,979,404
Construction loans	7,860,585	6,060,553	1,800,032	6,244,305	4,459,316	1,784,989
Other commercial loans	3,729,845	742,227	2,987,618	2,851,406	770,875	2,080,531
Mortgages and home equity	53,578,634	52,477,123	1,101,511	59,121,595	57,964,483	1,157,112
Credit cards	80,428,071	15,321,894	65,106,177	58,445,697	9,421,196	49,024,501
Other consumer	37,559,177	28,726,515	8,832,662	34,973,456	25,962,639	9,010,817
Foreign loans	1,433,151	1,433,151	—	1,185,795	1,118,494	67,301

Total	242,856,279	145,857,564	96,998,715	222,228,907	138,124,252	84,104,655

35.	Related Party Transactions

A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits, debt securities, acceptances outstanding and foreign currency transactions. These transactions are carried out on commercial terms and conditions and at market rates and are disclosed below.

Korea Deposit Insurance Corporation

KDIC, a Korean Government entity, held 9.42% of the outstanding shares as of December 31, 2002,. In December 2003, the Bank acquired the KDIC’s holding through public bidding and thereafter KDIC and other entities affiliated with Korean Government have not been considered as related parties of the Bank.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

National Housing Fund

The National Housing Fund (“NHF”) was established by the Korean Government to provide financial aid in the form of small-scale housing loans to low-income households and to construction companies that specialized in low-income housing projects. The Bank is the agent (consignee) designated by the Korean Government to manage the sources and uses of funds of the NHF. The primary role of the Bank is to manage the NHF fund in accordance with the mandate issued by the Korean Government. Total borrowings incurred on NHF amounted to 90,263 million Won and 83,545 million Won as of December 31, 2002 and 2003, which incurred interest expense of 2,287 million Won and 3,910 million Won for the year-ended December 31, 2002 and 2003, respectively. Total management fee income received from NHF amounted to 194,841 million Won and 83,545 million Won for the year-ended December 31, 2002 and 2003, respectively. NHF is not a related party for the year ended December 31, 2004.

Housing Finance Credit Guarantee Fund

The Housing Finance Credit Guarantee Fund (“HFCGF”) was established by the Korean Government to provide guarantees to mortgage lenders for defaults by borrowers if the borrowers are unable to provide the collateral required by a bank. The Bank provides mortgage lending to the borrowers who are unable to provide the collateral required. The Bank receives a fee from the HFCGF for underwriting mortgage loans, which HFCGF guaranteed. For the years ended December 31, 2002 and 2003, such fee totaled 6.3 billion Won and 5.5 billion Won, respectively. HFCGF is not a related party for the year ended December 31, 2004.

Goldman Sachs

Goldman Sachs held 6.82% and 5.13% of the outstanding shares as of December 31, 2001 and 2002, respectively. In 2003, Goldman Sachs reduced its holding to 1.14% of the outstanding shares by disposing its share in public and thereafter Goldman Sachs has not been considered as a related party. There was no significant transaction with Goldman Sachs in 2004.

Directors with common relationship

It is common for the directors of the Bank to have relationship with other entities due to their office positions at those entities. During this common relationship period, the Bank considers those entities to be related parties of the Bank. The Bank has regular business relationship with these entities in the normal course and does not get influenced by the relationship of the directors.

Related Party	Relationship with the related party	Relationship in financial years	Remark
Youngpoong Co.	Chief executive officer (“CEO”)	Nov 2001 to March 2002	In 2002, the director resigned from the Bank

LG Card	Non-executive director	March 2003 to June 2003	In June 2005, the director resigned from the Bank

Pulmuwon	CEO	March 2002 to March 2005	In March 2004, the director resigned from the Bank

KOLON	CEO	March 2004 to March 2005	In January 2005, the director resigned from the Bank

Daewoo Shipbuilding & Marine Engineering Co., Ltd. (“DSME”)	Non-executive director	March 2004 onwards	March 2002 onwards

Jassen Korea	Internal auditor	Nov 2001 to March 2005	In January 2005, the director resigned from the Bank

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Loans to related parties

The table below summarizes the changes in the amount of loans to directors, director nominees and executive officers.

(in millions of Won)	2003	2004
Loans, January 1,	1,536	8,048
New loans	7,276	1,318
Repayments	764	7,733

Loans, December 31,	8,048	1,633

The outstanding balances at December 31, 2002, 2003 and 2004 and the related expense and income for the years then ended for related party transactions were as follows:

	2002
(in millions of Won)	KDIC	Trusts(1)	GS	Pulmuwon	NHF	HFCGF	Directors
Due from other financial institutions	—	37,882	—	—	—	—	—
Investment securities	5,660,170	—	—	—	—	—	—
Loans	—	—	—	14,894	—	—	1,536
Due from customers on acceptance	—	—	—	—	—	—	—
Receivables	42,898	67,341	—	—	—	—	—
Borrowings	—	734,646	—	—	90,263	—	—
Convertible debentures	—	—	—	—	—	—	—
Acceptances	—	—	—	—	—	—	—
Interest income on deposits	—	5,732	—	—	—	—	—
Interest income on securities	399,057		—	—	—	—	—
Interest income on loans	—	—	—	1,378	—	—	127
Fees and commission income	—	318,626	—	—	194,841	6,261	—
Interest expense on borrowings	—	36,597	—	—	2,287	—	—
Interest expense on debentures	—	—	3,605	—	—	—	—
Interest expense on others	—	—	—	—	—	—	—
Trust performance guarantee	—	—	—	—	—	—	—
Fees and commission expense	—	—	—	—	—	43,445	—
Dividend	—	—	8,180	—	—	—	—

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	2003
(in millions of Won)	KDIC	Trusts(1)	LG Card	Pulmuwon	Kolon	NHF	HFCGF	Directors
Due from other financial institutions	—	—	—	—	—	—	—	—
Investment securities	3,078,089	—	—	—	—	—	—	—
Loans	—	—	487,000	11,261	36,213	—	—	8,048
Due from customers on acceptance	—	—	—	—	—	—	—	—
Receivables	27,797	113,433	—	—	—	—	—	—
Borrowings	—	3,983,295	—	—	—	83,545	—	—
Convertible debentures	—	—	—	—	—	—	—	—
Acceptances	—	—	—	—	—	—	—	—
Interest income on deposits	—	548	—	—	—	—	—	—
Interest income on securities	350,661	—	—	—	—	—	—	—
Interest income on loans	—	—	7,090	741	2,911	—	—	388
Fees and commission income	—	247,811	—	—	—	174,910	5,545	—
Interest expense on borrowings	—	55,766	—	—	—	3,910	—
Interest expense on debentures	—	—	—	—	—	—	—	—
Interest expense on others	—	—	—	—	—	—	—	—
Trust performance guarantee	—	—	—	—	—	—	—	—
Fees and commission expense	—	—	—	—	—	—	53,159	—
Dividend	—	—	—	—	—	—	—	—

	2004
(in millions of Won)	Trusts(1)	Pulmuwon	Kolon	DSME	Janssen Korea	Directors
Due from other financial institutions	—	—	—	—	—	—
Investment securities	—	—	—	—	—	—
Loans	—	—	25,360	—	6,500	1,633
Due from customers on acceptance	—	—	—	60,320	—	—
Receivables	86,429	—	—	—	—	—
Borrowings	798,662	—	—	—	—	—
Convertible debentures	—	—	—	—	—	—
Acceptances	—	—	—	—	—	—
Interest income on deposits	—	—	—	—	—	—
Interest income on securities	—	—	—	—	—	—
Interest income on loans	—	150	1,927	—	98	140
Fees and commission income	117,941	—	—	107	—	—
Interest expense on borrowings	47,878	—	—	—	—
Interest expense on debentures	—	—	—	—	—	—
Interest expense on others	—	—	—	—	—	—
Trust performance guarantee	—	—	—	—	—	—
Fees and commission expense	—	—	—	—	—	—
Dividend	—	—	—	—	—	—

(1)	See Note 38

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

36.	Operating Subsidiaries

	Country of Incorporation	Percentage Ownership(1)
		2003	2004
KB Data System Co., Ltd.	Korea	99.98%	99.98%
KB Futures Co., Ltd.	Korea	99.98%	99.98%
KB Investment Co., Ltd.	Korea	99.89%	99.89%
Kookmin Bank Luxembourg S.A.(2)	Luxembourg	100.00%	—
Kookmin Bank Int’l Ltd.	United Kingdom	100.00%	100.00%
Kookmin Finance Asia Ltd. (HK)(3)	Hong Kong	100.00%	100.00%
KB Asset Management Co., Ltd.(4)	Korea	80.00%	80.00%
KB Real Estate Trust Co., Ltd.(5)	Korea	99.99%	99.99%
Jooeun Industrial Co., Ltd.(6)	Korea	99.99%	99.99%
Kookmin Bank Hong Kong Ltd.(7)	Hong Kong	100.00%	100.00%
KB Credit Information Co., Ltd.(8)	Korea	76.74%	99.73%
KB Life Insurance Co., Ltd.(9)	Korea	—	100.00%

(1)	Direct and indirect ownership are combined.
(2)	Kookmin Bank Luxembourg S.A. resolved to liquidate on February 18, 2004 and completed liquidation process on November 30, 2004.
(3)	Kookmin Finance Asia Ltd. (HK) is in the process of liquidation and is excluded from the scope of consolidation.
(4)	KB Investment Trust Management Co., Ltd. was renamed KB Asset Management Co., Ltd. as of April 4, 2004.
(5)	Jooeun Real Estate Trust Co., Ltd. was renamed KB Real Estate Trust Co., Ltd. as of September 16, 2002.
(6)	The dissolution of Jooeun Industrial Co., Ltd. was approved during the shareholders’ meeting of the company on March 19, 2002.
(7)	Kookmin Finance Hong Kong Ltd. was renamed Kookmin Bank Hong Kong Ltd. as of January 1. 2004.
(8)	The Bank purchased additional stocks of Jooeun Credit Information Co., Ltd. in March, 2003, increasing its ownership share to 75.67% and included it in the scope of consolidation. In addition, Jooeun Credit Information Co., Ltd. merged with KM Credit Information Co., Ltd. as of May 2, 2002 and was renamed KB Credit Information Co., Ltd.
(9)	The Bank invested 30,246 million Won (including acquisition costs) in April, 2004, to acquire a 100% ownership of KB Life Insurance Co., Ltd. as a means to venture into the insurance business for diversification of revenues and included it in the scope of consolidation.

All holdings are in the common shares of the undertaking concerned.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

37.	Segment Reporting

For management reporting purposes, the Bank’s business segment results are reported to management under KGAAP. The Bank is organized into four major business segments: Retail Banking, Corporate Banking, International Banking and Capital Markets Activities, and Credit Card Operations. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization, and provide the basis on which the Bank reports its primary segment information:

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

Other operations of the Bank compromise activities of all subsidiaries and other consolidated entities, activities of foreign branches and trust accounts management activities, none of which constitutes a separately reportable segment.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A summary of the business segment results is shown in the following table:

Year ended December 31, 2002	Retail Banking	Corporate Banking	International Banking and Capital Markets Activities	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations(1)	Total
	(in millions of Won)
Operating income	12,595,151	3,430,368	6,599,771	4,525,410	1,415,965	28,566,665	(8,869,691)	19,696,974
Operating expense	11,325,070	3,190,306	6,194,326	4,880,593	1,315,183	26,905,478	(9,092,196)	17,813,282

Segment results	1,270,081	240,062	405,445	(355,183)	100,782	1,661,187	222,505	1,883,692

Interest income	12,386,963	3,183,151	2,830,279	2,747,897	453,636	21,601,926	(8,513,489)	13,088,437
Interest expense	8,375,284	2,295,647	3,089,235	1,015,319	357,712	15,133,197	(8,125,242)	7,007,955

Net interest income (loss)	4,011,679	887,504	(258,956)	1,732,578	95,924	6,468,729	(388,247)	6,080,482
Provision for loan losses	653,665	171,482	(4,538)	2,433,529	(73,372)	3,180,766	15,395	3,196,161
Noninterest income	208,188	247,217	3,769,492	1,777,513	962,329	6,964,739	(356,202)	6,608,537
Noninterest expense	2,032,547	667,915	3,101,718	1,359,890	983,283	8,145,353	(981,658)	7,163,695

Net noninterest income (loss)	(1,824,359)	(420,698)	667,774	417,623	(20,954)	(1,180,614)	625,456	(555,158)
Depreciation and amortization	263,574	55,262	7,911	71,855	47,560	446,162	(691)	445,471

Net income (loss) before tax	1,270,081	240,062	405,445	(355,183)	100,782	1,661,187	222,505	1,883,692
Income tax expense (benefit)	392,528	74,199	123,331	(29,142)	38,014	598,930	13,454	612,384

Net income (loss)	877,553	165,863	282,114	(326,041)	62,768	1,062,257	209,051	1,271,308
US GAAP adjustments	339,814	(288,404)	490,486	(1,064,520)	502,045	(20,579)	—	—
Intersegment transactions	82,135	(8,428)	(168,916)	338,981	(33,709)	210,063	—	—

Consolidated net income (loss)	1,299,502	(130,969)	603,684	(1,051,580)	531,104	1,251,741	—	—

Segments’ total assets	80,029,638	46,489,556	38,418,674	19,052,248	6,488,475	190,478,591	(3,352,317)	187,126,274

(1)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management’s reporting system.

Year ended December 31, 2003	Retail Banking	Corporate Banking	International Banking and Capital Markets Activities	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations(1)	Total
	(in millions of Won)
Operating income	12,522,842	3,648,512	6,103,139	3,655,038	1,196,848	27,126,379	(8,293,558)	18,832,821
Operating expense	11,006,136	3,854,855	5,292,380	6,815,440	1,186,924	28,155,735	(7,986,490)	20,169,245

Segment results	1,516,706	(206,343)	810,759	(3,160,402)	9,924	(1,029,356)	(307,068)	(1,336,424)

Interest income	12,093,975	3,398,007	3,120,065	2,084,474	354,859	21,051,380	(7,966,478)	13,084,902
Interest expense	8,023,649	2,233,964	3,079,540	758,234	200,483	14,295,870	(7,820,109)	6,475,761

Net interest income (loss)	4,070,326	1,164,043	40,525	1,326,240	154,376	6,755,510	(146,369)	6,609,141
Provision for loan losses	822,258	830,047	(26,598)	287,238	115,770	2,028,715	(19)	2,028,696
Noninterest income	428,867	250,505	2,983,074	1,570,564	841,989	6,074,999	(327,080)	5,747,919
Noninterest expense	1,895,552	713,227	2,216,279	5,664,016	822,660	11,311,734	(166,302)	11,145,432

Net noninterest income (loss)	(1,466,685)	(462,722)	766,795	(4,093,452)	19,329	(5,236,735)	(160,778)	(5,397,513)
Depreciation and amortization	264,677	77,617	23,159	105,952	48,011	519,416	(60)	519,356

Extraordinary gain	—	—	—	—	—	—	—	—
Net income (loss) before tax	1,516,706	(206,343)	810,759	(3,160,402)	9,924	(1,029,356)	(307,068)	(1,336,424)
Income tax expense (benefit)	653,742	(73,349)	333,217	(1,344,823)	13,547	(417,666)		(417,666)

Net income (loss)	862,964	(132,994)	477,542	(1,815,579)	(3,623)	(611,690)	(307,068)	(918,758)
US GAAP adjustments	(257,710)	5,692	92,631	(251,480)	161,465	(249,402)	—	—
Intersegment transactions	44,146	38,886	(180,404)	283,232	(271,804)	(85,944)	—	—

Consolidated net income (loss)	649,400	(88,416)	389,769	(1,783,827)	(113,962)	(947,036)	—	—

Segments’ total assets	82,888,134	46,161,302	45,498,780	9,299,121	4,591,739	188,439,076	(1,616,286)	186,822,790

(1)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management’s reporting system.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Year ended December 31, 2004	Retail Banking	Corporate Banking	International Banking and Capital Markets Activities	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations(1)	Total
	(in millions of Won)
Operating income	12,225,287	3,119,004	9,558,181	2,584,888	928,889	28,416,249	(7,127,795)	21,288,454
Operating expense	11,138,450	3,532,234	9,296,770	2,959,420	883,574	27,810,448	(7,142,146)	20,668,302

Segment results	1,086,837	(413,230)	261,411	(374,532)	45,315	605,801	14,351	620,152

Interest income	11,610,455	2,960,193	2,417,265	1,406,470	254,797	18,649,180	(7,458,681)	11,190,499
Interest expense	7,487,402	1,837,681	2,660,061	385,608	212,215	12,582,967	(7,043,107)	5,539,860

Net interest income (loss)	4,123,053	1,122,512	(242,796)	1,020,862	42,582	6,066,213	(415,574)	5,650,639
Provision for loan losses	1,401,701	895,988	(10,154)	780,711	49,236	3,117,482	(52,954)	3,064,528
Noninterest income	614,832	158,811	7,140,916	1,178,418	674,092	9,767,069	330,886	10,097,955
Noninterest expense	2,003,773	749,689	6,621,946	1,736,502	559,381	11,671,291	(45,561)	11,625,730

Net noninterest income (loss)	(1,388,941)	(590,878)	518,970	(558,084)	114,711	(1,904,222)	376,447	(1,527,775)
Depreciation and amortization	245,574	48,876	24,917	56,599	62,742	438,708	(524)	438,184

Extraordinary gain	—	—	—	—	—	—	—	—
Net income (loss) before tax	1,086,837	(413,230)	261,411	(374,532)	45,315	605,801	14,351	620,152
Income tax expense (benefit)	362,585	(168,187)	213,689	(154,668)	11,487	264,906	(690)	264,216

Net income (loss)	724,252	(245,043)	47,722	(219,864)	33,828	340,895	15,041	355,936
US GAAP adjustments	(220,706)	113,935	348,691	940,404	(457,547)	724,777	—	—
Intersegment transactions	93,362	4,607	(358,183)	(155,189)	381,481	(33,922)	—	—

Consolidated net income (loss)	596,908	(126,501)	38,230	565,351	(42,238)	1,031,750	—	—

Segments’ total assets	88,512,608	43,132,877	39,283,803	7,678,108	5,782,617	184,390,013	(1,538,160)	182,851,853

The allowances for loan losses under US GAAP for each of the segments are as follows:

(in millions of Won)	Retail Banking	Corporate Banking	International Banking and Capital Markets Activities	Credit Card Operations	Other	Total
As of December 31, 2003	1,170,318	1,877,691	58,368	2,537,202	128,372	5,771,951
As of December 31, 2004	1,414,081	2,156,423	37,413	696,262	157,256	4,461,435

Following is a reconciliation of the business segments’ total assets as of December 31, 2002, 2003 and 2004 to the consolidated total assets.

(in millions of Won)	2002	2003	2004
Segments’ total assets	190,478,591	188,439,076	184,390,013
US GAAP adjustments	(3,027,320)	(2,843,501)	(5,231,657)
Intersegment transactions	(3,352,317)	(1,616,286)	(1,538,160)

Consolidated total assets	184,098,954	183,979,289	177,620,196

Following is a reconciliation of the business segment’s revenue for the years ended December, 31, 2002, 2003 and 2004 to the consolidated revenue.

(in millions of Won)	2002	2003	2004
Segments’ revenue	28,566,665	27,126,379	28,416,249
US GAAP adjustments	(3,148,774)	(2,164,105)	(6,397,166)
Intersegment transactions	(8,869,691)	(8,293,558)	(7,127,795)

Consolidated revenue	16,548,200	16,668,716	14,891,288

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The adjustments presented in the tables above represent consolidated assets and revenues not specifically allocated to individual business segments.

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

38.	Trust Accounts

The Bank manages funds on behalf of its customers through the operation of various trust accounts in accordance with the Korean Trust Law and the Korean Trust Business Act.

Guaranteed Principal Money Trusts require the Bank to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Bank guarantees a specified rate of return on the principal amount invested in Guaranteed Fixed Rate Money Trusts. The Bank guarantees neither the principal amount nor the rate of return on the principal amount invested in Securities Investment Trusts or No-Guarantee Money Trusts. The Bank charges investment management fees on Guaranteed Principal Money Trusts and other trusts, and receives commission income, including penalty charges for early withdrawal of fixed term deposits. For further discussion on the consolidation scope of the trust accounts, refer to Note 11.

39.	Subsequent Events

Dividends declared

On March 18, 2005 the shareholders approved payment of a cash dividend of 11% to stockholders of record as of December 31, 2004. The cash dividend amounting to 168,574 million Won was paid on March 23, 2005.

LG Card Co., Ltd (“LG Card”)

As part of debt restructuring the Bank participated in increasing the paid in capitals of LG Card amounting to 75,800 million Won on January 28, 2005, in accordance with the agreement with the creditor’s committee.

Early retirement

On January 25, 2005, the Bank agreed with the labor union to implement an early retirement program to which about 2,200 employees applied. The estimated cost for the said program is approximately 255,580 million Won.

Employee Stock Ownership Association

On February 3, 2005, the Bank, with the approval of the board of directors, decided to contribute 2 million treasury stocks to the ESOA for the welfare of the employees.

Sales of Treasury stock share

On June 16, 2005, the Bank sold 27,423,761 shares of its treasury stock and the net proceeds after selling expenses amounted to 1,261 billion Won or 45,532 Won per share.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOOKMIN BANK (Registrant)

/s/ Chung Won Kang
(Signature)
Chung Won Kang President and Chief Executive Officer

Date: June 28, 2005