Form 20-F
period 2005-12-31
KOOKMIN BANK
filed 2006-06-28
CIK 1143680

As filed with the Securities and Exchange Commission on June 28, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report                     .

Commission file number 001-15258

Kookmin Bank

(Exact name of Registrant as specified in its charter)

Kookmin Bank

(Translation of Registrant’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one share of Common Stock	New York Stock Exchange
Common Stock, par value (Won)5,000 per share	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

336,161,181 shares of Common Stock, par value (Won)5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☒  Large accelerated filer                    ☐  Accelerated filer                    ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, we have prepared financial information in accordance with United States generally accepted accounting principles, or U.S. GAAP. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 has been prepared in accordance with U.S. GAAP.

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

Discrepancies between totals and the sums of the amounts contained in any table may be a result of rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 30, 2005, which was (Won)1,010.0 = US$1.00.

FORWARD-LOOKING STATEMENTS

The U.S. Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

Words and phrases such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “positioned,” “project,” “risk,” “seek to,” “shall,” “should,” “will likely result,” “will pursue,” “plan” and words and terms of similar substance used in connection with any discussion of future operating or financial performance or our expectations, plans, projections or business prospects identify forward-looking statements. In particular, the statements under the headings “Item 3D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4B. Business Overview” regarding our financial condition and other future events or prospects are forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report could include, but are not limited to:

•	general economic and political conditions in Korea or other countries that have an impact on our business activities or investments;

•	the monetary and interest rate policies of Korea;

•	inflation or deflation;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	prices and yields of equity and debt securities;

•	the performance of the financial markets in Korea and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in Korea; and

•	regional or general changes in asset valuations.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements as of and for the years ended December 31, 2001, 2002, 2003 and 2004 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers and our consolidated financial statements as of and for the year ended December 31, 2005 have been audited by independent registered public accounting firm Deloitte Anjin LLC.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated income statement data

	Year ended December 31,
	2001(1)		2002		2003		2004		2005		2005(2)
	(in billions of Won, except common share data)										(in millions of US$, except common share data)
Interest and dividend income	(Won)	8,895	(Won)	13,450	(Won)	13,755	(Won)	12,092	(Won)	10,658	US$	10,552
Interest expense		5,317		6,734		6,462		5,516		4,757		4,709

Net interest income		3,578		6,716		7,293		6,576		5,901		5,843
Provision for credit losses		1,261		3,886		7,167		3,861		613		607
Non-interest income		1,765		3,098		2,914		2,800		2,844		2,816
Non-interest expense		2,354		4,387		4,406		4,032		4,314		4,271
Income tax expense (benefit)		647		597		(367)		448		1,099		1,089
Minority interest		84		(211)		(52)		3		3		3
Net income (loss) from continuing operations		997		1,155		(947)		1,032		2,716		2,689
Net (loss) income from discontinued operations after income taxes		8		97		—		—		—		—
Cumulative effect of accounting change, net of tax		(13)		—		—		—		—		—

Net income (loss)	(Won)	992	(Won)	1,252	(Won)	(947)	(Won)	1,032	(Won)	2,716	US$	2,689

Net income (loss) from continuing operations per common share
Net income (loss)—basic	(Won)	4,724	(Won)	3,633	(Won)	(2,905)	(Won)	3,367	(Won)	8,415	US$	8.33
Net income (loss)—diluted (3)		4,278		3,535		(2,905)		3,365		8,411		8.33
Net income (loss) per common share
Net income (loss)—basic	(Won)	4,700	(Won)	3,939	(Won)	(2,905)	(Won)	3,367	(Won)	8,415	US$	8.33
Net income (loss)—diluted (3)		4,256		3,831		(2,905)		3,365		8,411		8.33
Weighted average common shares outstanding-basic (in thousands of common shares)		211,037		317,787		326,000		306,432		322,786		322,786
Weighted average common shares outstanding-diluted (in thousands of common shares)		234,541		328,107		326,000		306,650		322,948		322,948
Cash dividends paid per common share (4)(5)	(Won)	844	(Won)	100	(Won)	1,000		—	(Won)	550	US$	0.54

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect on December 30, 2005 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	Diluted earnings per share gives effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock for the relevant periods. Effective from 2003, we had one category of potentially dilutive common shares, which was shares issuable on exercise of stock options granted to directors and employees.
(4)	U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless these are the same.
(5)	On December 15, 2001, our board of directors passed a resolution recommending a 6% stock dividend and a cash dividend of (Won)100 per common share (before dividend tax), representing 2% of the par value of each share, for the fiscal year ended December 31, 2001. This resolution was approved and ratified by our stockholders on March 22, 2002. For this dividend, 17,979,954 common shares were issued and distributed to stockholders who were registered in our stockholder registry on December 31, 2001. No stock dividends were declared for the fiscal years ended December 31, 2002, 2003, 2004 or 2005.

Consolidated balance sheet data

	As of December 31,
	2001(1)		2002		2003		2004		2005		2005(2)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents	(Won)	3,041	(Won)	3,328	(Won)	3,170	(Won)	2,818	(Won)	3,086	US$	3,055
Restricted cash		4,373		1,580		2,770		1,822		2,259		2,236
Interest-bearing deposits in other banks		592		564		563		597		515		510
Call loans and securities purchased under resale agreements		2,012		229		3,959		2,993		1,716		1,699
Trading assets		6,874		6,368		3,517		6,096		4,754		4,707
Investments (3)		26,231		24,223		22,427		23,095		25,372		25,121
Loans (net of allowance for loan losses of (Won)3,508 billion in 2001, (Won)5,195 billion in 2002, (Won)5,772 billion in 2003, (Won)4,461 billion in 2004 and (Won)3,212 billion in 2005)		117,452		140,756		140,213		133,794		134,939		133,603
Due from customers on acceptances		1,887		881		605		743		627		621
Premises and equipment, net		1,846		2,121		1,909		1,637		1,516		1,501
Accrued interest and dividends receivable		1,160		1,116		995		871		1,060		1,049
Security deposits		1,244		1,337		1,331		1,285		1,185		1,173
Goodwill		162		162		395		422		394		391
Other intangible assets		581		469		423		308		217		215
Other assets		697		965		1,702		1,055		868		860

Total assets	(Won)	168,152	(Won)	184,099	(Won)	183,979	(Won)	177,536	(Won)	178,508	US$	176,741

Liabilities and Stockholders’ Equity
Deposits:
Interest bearing	(Won)	110,895	(Won)	118,654	(Won)	128,144	(Won)	123,203	(Won)	121,787	US$	120,581
Non-interest bearing		4,141		3,745		3,460		3,017		3,912		3,873
Call money		2,701		306		225		652		1,253		1,241
Trading liabilities		287		625		762		2,297		1,078		1,068
Acceptances outstanding		1,887		881		605		743		627		621
Other borrowed funds		10,812		15,856		12,895		9,514		6,118		6,057
Accrued interest payable		4,617		4,463		3,938		3,495		3,307		3,274
Secured borrowings		5,501		7,864		8,207		6,121		8,118		8,038
Long-term debt		16,626		20,165		16,607		17,899		16,751		16,585
Other liabilities		2,742		2,634		2,552		2,900		4,151		4,109

Total liabilities		160,209		175,193		177,395		169,841		167,102		165,447

Minority interest		308		71		16		13		14		14
Common stock		1,588		1,641		1,682		1,682		1,682		1,665
Additional paid-in capital		4,960		5,146		5,393		5,400		5,416		5,363
Other		1,087		2,048		(507)		600		4,294		4,252

Stockholders’ equity		7,635		8,835		6,568		7,682		11,392		11,280

Total liabilities, minority interest and stockholders’ equity	(Won)	168,152	(Won)	184,099	(Won)	183,979	(Won)	177,536	(Won)	178,508	US$	176,741

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect on December 30, 2005 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other securities.

Profitability ratios and other data

	Year ended December 31,
	2001	2002	2003	2004	2005
	(percentages)
Net income as a percentage of:
Average total assets (1)	0.92%	0.71%	(0.49)%	0.56%	1.50%
Average stockholders’ equity (1)	20.59	13.50	(7.17)	13.36	25.51
Dividend payout ratio (2)	15.06	1.80	—	16.33	6.81
Net interest spread (3)	3.17	3.71	3.68	3.62	3.29
Net interest margin (4)	3.57	4.02	4.01	3.84	3.53
Efficiency ratio (5)	44.06	44.70	43.17	43.00	49.33
Cost-to-average assets ratio (6)	2.17	2.49	2.28	2.19	2.38
Won loans (gross) as a percentage of Won deposits	104.25	115.68	108.30	108.00	106.34
Total loans (gross) as a percentage of total deposits	105.09	119.14	110.83	109.43	109.80

(1)	Average balances are based on daily balances for our primary banking operations and subsidiaries.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of net income.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Represents the ratio of non-interest expense to average total assets.

Capital ratios

	Year ended December 31,
	2001	2002	2003	2004	2005
	(percentages)
Total capital adequacy ratio (1)	10.23%	10.41%	9.81%	11.01%	12.95%
Tier I capital adequacy ratio (1)	7.09	6.62	6.03	6.67	9.67
Tier II capital adequacy ratio (1)	3.18	3.79	3.78	4.34	3.28
Average stockholders’ equity as a percentage of average total assets	4.45	5.26	6.83	4.20	5.87

(1)	Our capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission. The computation is based on our consolidated financial statements prepared in accordance with Korean GAAP, which may differ in certain significant respects from U.S. GAAP. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2001		2002		2003		2004		2005
	(in billions of Won, except percentages)
Total loans	(Won)	120,894	(Won)	145,832	(Won)	145,858	(Won)	138,124	(Won)	138,012
Total non-performing loans (1)		3,376		3,912		4,116		3,175		3,149
Other impaired loans not included in non-performing loans		3,513		2,680		3,072		2,034		1,615
Total of non-performing loans and other impaired loans		6,889		6,592		7,188		5,209		4,764
Total allowance for loan losses		3,508		5,195		5,772		4,461		3,212
Non-performing loans as a percentage of total loans		2.79%		2.68%		2.82%		2.30%		2.28%
Non-performing loans as a percentage of total assets		2.01		2.13		2.24		1.79		1.76
Total of non-performing loans and other impaired loans as a percentage of total loans		5.70		4.52		4.93		3.77		3.45
Allowance for loan losses as a percentage of total loans		2.90		3.56		3.96		3.23		2.33

(1)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due more than 90 days.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year ended December 31,
	2003					2004					2005
	Average balance(1)		Interest income(2)(3)(4)		Average yield	Average balance(1)		Interest income(2)(3)(4)		Average yield	Average balance(1)		Interest income(2)(3)(4)		Average yield
	(in billions of Won, except percentages)
Assets
Cash and interest-earning deposits in other banks	(Won)	1,179	(Won)	14	1.19%	(Won)	1,188	(Won)	21	1.77%	(Won)	1,069	(Won)	27	2.53%
Call loans and securities purchased under resale agreements		1,605		61	3.80		2,355		85	3.61		2,378		78	3.28
Trading securities		2,933		105	3.58		3,253		156	4.80		3,342		129	3.86
Investment securities (5)		29,431		1,513	5.14		20,030		1,004	5.01		23,357		960	4.11
Loans:
Commercial and industrial		44,134		2,855	6.47		42,369		2,639	6.23		39,031		2,352	6.03
Construction loans		6,433		490	7.62		4,718		309	6.55		4,283		284	6.63
Other commercial		1,106		59	5.33		926		43	4.64		1,295		65	5.02
Mortgage and home equity		48,535		3,415	7.04		55,863		3,607	6.46		58,376		3,355	5.75
Other consumer		29,077		2,374	8.16		27,287		2,197	8.05		24,506		2,002	8.17
Credit cards (4)		16,498		2,846	17.25		12,049		1,978	16.42		8,369		1,362	16.27
Foreign commercial and industrial		1,079		23	2.13		1,342		53	3.95		1,219		44	3.61

Loans (total)		146,862		12,062	8.21		144,554		10,826	7.49		137,079		9,464	6.90

Total average interest earning assets		182,010		13,755	7.56		171,380		12,092	7.06		167,225		10,658	6.37

Cash and due from banks		5,461		—	—		5,062		—	—		4,997		—	—
Foreign exchange spot contracts and derivatives		2,385		—	—		4,839		—	—		5,786		—	—
Premises and equipment		2,207		—	—		2,052		—	—		1,641		—	—
Due from customers on acceptance		701		—	—		532		—	—		1,092		—	—
Loan loss allowance		(5,287)		—	—		(5,373)		—	—		(3,844)		—	—
Assets of discontinued operations
Other non-interest earning assets		5,798		—	—		5,610		—	—		4,411		—	—

Total average non-interest earning assets		11,265		—	—		12,722		—	—		14,083		—	—

Total average assets	(Won)	193,275	(Won)	13,755	7.12	(Won)	184,102	(Won)	12,092	6.57	(Won)	181,308	(Won)	10,658	5.88

	Year ended December 31,
	2003					2004					2005
	Average balance(1)		Interest expense		Average cost	Average balance(1)		Interest expense		Average cost	Average balance(1)		Interest expense		Average cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	(Won)	667	(Won)	2	0.30%	(Won)	620	(Won)	1	0.16%	(Won)	614	(Won)	7	1.14%
Certificates of deposit		4,068		181	4.45		6,107		248	4.06		5,007		185	3.69
Other time deposits		67,733		2,964	4.38		68,230		2,716	3.98		66,229		2,388	3.61
Savings deposits		38,368		348	0.91		39,042		309	0.79		38,343		219	0.57
Mutual installment deposits		11,946		642	5.37		12,105		560	4.63		10,589		382	3.61

Deposits (total)		122,782		4,137	3.37		126,104		3,834	3.04		120,782		3,181	2.63
Call money		1,802		65	3.61		1,267		42	3.31		1,218		40	3.28
Borrowings from the Bank of Korea		1,020		25	2.45		911		22	2.41		687		14	2.04
Other short-term borrowings		13,250		573	4.32		8,150		310	3.80		7,474		275	3.68
Secured borrowings		8,150		476	5.84		7,400		366	4.95		7,109		310	4.36
Long-term debt		19,678		1,186	6.03		16,749		942	5.62		17,114		937	5.48

Total average interest bearing liabilities		166,682		6,462	3.88		160,581		5,516	3.44		154,384		4,757	3.08

Demand deposits		2,961		—	—		2,832		—	—		3,010		—	—
Foreign exchange spot contracts and derivatives		2,384		—	—		4,840		—	—		5,748		—	—
Acceptances to customers		883		—	—		652		—	—		760		—	—
Other non-interest bearing liabilities		7,161		—	—		7,472		—	—		6,759		—	—

Total average non-interest bearing liabilities		13,389		—	—		15,796		—	—		16,277		—	—

Total average liabilities		180,071		6,462	3.59		176,377		5,516	3.13		170,661		4,757	2.79

Stockholders’ equity		13,204		—	—		7,725		—	—		10,647		—	—

Total liabilities and stockholders’ equity	(Won)	193,275	(Won)	6,462	3.34	(Won)	184,102	(Won)	5,516	3.00	(Won)	181,308	(Won)	4,757	2.62

(1)	Average balances are based on daily balances for our primary banking operations and subsidiaries.
(2)	Interest income figures include dividends on securities and cash interest received on non-accruing loans. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Non-Accrual Loans and Past Due Accruing Loans.”
(3)	We do not invest in any tax-exempt securities.
(4)	Interest income from credit cards includes principally cash advance fees of (Won)1,517 billion, (Won)1,148 billion and (Won)880 billion and interest on credit card loans of (Won)591 billion, (Won)430 billion and (Won)217 billion for the years ended December 31, 2003, 2004 and 2005, respectively.
(5)	Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year ended December 31,
	2003	2004	2005
	(percentages)
Net interest spread (1)	3.68%	3.62%	3.29%
Net interest margin (2)	4.01	3.84	3.53
Average asset liability ratio (3)	109.20	106.72	108.32

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2004 compared to 2003 and 2005 compared to 2004. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2004 vs. 2003 Increase/(decrease) due to change in						2005 vs. 2004 Increase/(decrease) due to change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	(Won)	0	(Won)	7	(Won)	7	(Won)	(2)	(Won)	8	(Won)	6
Call loans and securities purchased under resale agreements		27		(3)		24		1		(8)		(7)
Trading securities		12		39		51		4		(31)		(27)
Investment securities		(472)		(37)		(509)		152		(196)		(44)
Loans
Commercial and industrial		(112)		(104)		(216)		(203)		(84)		(287)
Construction loans		(119)		(62)		(181)		(29)		4		(25)
Other commercial		(9)		(7)		(16)		18		4		22
Mortgage and home equity		488		(296)		192		157		(409)		(252)
Other consumer		(144)		(33)		(177)		(227)		32		(195)
Credit cards		(736)		(132)		(868)		(599)		(17)		(616)
Foreign commercial and industrial		7		23		30		(5)		(4)		(9)

Total interest income		(1,058)		(605)		(1,663)		(733)		(701)		(1,434)

	2004 vs. 2003 Increase/(decrease) due to change in						2005 vs. 2004 Increase/(decrease) due to change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest bearing liabilities
Deposits
Demand deposits		0		(1)		(1)		0		6		6
Certificates of deposit		84		(17)		67		(42)		(21)		(63)
Other time deposits		22		(270)		(248)		(78)		(250)		(328)
Savings deposits		6		(45)		(39)		(5)		(85)		(90)
Mutual installment deposits		8		(90)		(82)		(65)		(113)		(178)
Call money		(18)		(5)		(23)		(2)		0		(2)
Borrowings from the Bank of Korea		(3)		0		(3)		(5)		(3)		(8)
Other short-term borrowings		(200)		(63)		(263)		(25)		(10)		(35)
Secured borrowings		(41)		(69)		(110)		(14)		(42)		(56)
Long-term debt		(168)		(76)		(244)		20		(25)		(5)

Total interest expense		(310)		(636)		(946)		(216)		(543)		(759)

Total net interest income	(Won)	(748)	(Won)	31	(Won)	(717)	(Won)	(517)	(Won)	(158)	(Won)	(675)

Exchange Rates

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 30, 2005, which was (Won)1,010.0 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 26, 2006, the noon buying rate was (Won)959.2 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low		High		Average(1)		Period-End
2001	(Won)	1,234.0	(Won)	1,369.0	(Won)	1,293.4	(Won)	1,313.5
2002		1,160.6		1,332.0		1,242.0		1,186.3
2003		1,146.0		1,262.0		1,193.0		1,192.0
2004		1,035.1		1,195.1		1,139.3		1,035.1
2005		997.0		1,059.8		1,023.8		1,010.0
2006 (through June 26)
January		958.9		1002.9		981.4		958.9
February		962.0		976.3		969.4		970.9
March		966.8		982.0		974.7		971.4
April		939.6		970.4		952.6		942.8
May		927.4		951.5		940.8		945.3
June (through June 26)		942.7		961.8		954.1		959.2

Source:	Federal Reserve Bank of New York.
(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased rapidly in Korea. As the leading retail bank in Korea, our portfolio of retail loans, in particular, mortgage and home equity loans, has grown from (Won)60,506 billion as of December 31, 2001 to (Won)82,257 billion as of December 31, 2005. As of December 31, 2005, our retail loans represented 59.6% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans is often unsecured and therefore tends to carry a higher credit risk, has decreased from (Won)23,312 billion as of December 31, 2001 to (Won)23,114 billion as of December 31, 2005; as a percentage of total outstanding retail loans, such balance has also decreased from 38.5% as of December 31, 2001 to 28.1% as of December 31, 2005. The growth of our retail lending business, which generally offers higher margins than other lending activities, contributed significantly to our interest income and profitability in recent years. However, due to increased delinquencies in 2003 and 2004, heightened competition and government regulation in the retail loan lending segment, the size of our retail portfolio decreased in 2005.

The growth of our retail loan portfolio in prior years led to significant increases in delinquency levels in 2003 and 2004 although delinquency levels stabilized somewhat in 2005. Higher delinquencies in 2003 and 2004 required us to increase our loan loss provisions and charge-offs, which in turn adversely affected our financial condition and results of operations. Despite the relative stabilization of delinquency levels in 2005, our non-performing retail loans (defined as those that are over 90 days past due) increased from (Won)1,046 billion as of December 31, 2001 to (Won)1,371 billion as of December 31, 2005.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties in the Korean economy that have an adverse effect on Korean consumers could result in reduced growth and further deterioration in the credit quality of our retail loan portfolio. In order to minimize our risk as a result of such exposure, we are continuing to strengthen our risk management processes, including further improving the retail lending process, upgrading our retail credit rating system, as well as strengthening the overall management of our portfolio. Despite our efforts, however, there is no assurance that we will be able to prevent significant credit quality deterioration in our retail loan portfolio.

Until 2004, our credit card operations recorded losses, and may again generate losses in the future, which could hurt our financial condition and results of operations.

In September 2003, we merged Kookmin Credit Card, our credit card subsidiary, into us in response to its liquidity problems stemming from the deteriorating asset quality of its credit card portfolio. The acquisition of minority interest was accounted for under the purchase method of accounting, and we stepped up the assets and liabilities acquired to their fair values at the date of acquisition. The excess of fair value of purchase consideration over the fair value of net assets acquired was recognized as goodwill. Following the merger, our credit card operations continued to record significant additional net losses through the first three quarters of 2004. This was primarily due to high delinquency levels and substantial charge-offs and loan loss provisions. Our delinquency ratio (which represents the ratio of amounts that are overdue by one day or more to total outstanding balances) with respect to our credit card portfolio was 7.8%, 20.6%, 21.6%, 8.42% and 5.8% as of December 31, 2001, 2002, 2003, 2004 and 2005, respectively. While our strengthened risk management efforts have resulted in recent decreases in the delinquency ratio, credit card delinquencies may increase in the future as a result of, among other things, adverse economic developments in Korea and the inability of Korean consumers to manage increased household debt, as reflected in the persistent practice among some credit cardholders of obtaining multiple credit cards and using cash advances from one card to make payments due on others.

In addition, in line with industry practice, we have restructured a large portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans and also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We have discontinued the practice of providing substituted cash advances from January 2004. As of December 31, 2005, these restructured loans outstanding amounted to (Won)285 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by one day or more accounted for 8.1% of our credit card receivables (including credit card loans) as of December 31, 2005.

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

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). We estimate, based on our internal classifications made for Korean GAAP purposes, that our loans to small- and medium-sized enterprises increased from (Won)30,498 billion as of December 31, 2001 to (Won)36,344 billion as of December 31, 2005. During that period, we estimate that non-performing loans to small- and medium-sized enterprises also increased from (Won)1,108 billion to (Won)1,724 billion, representing an increase in the non-performing loan ratio from 3.6% as of December 31, 2001 to 4.7% as of December 31, 2005. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean banks to small- and medium-sized enterprises was 1.6% as of December 31, 2005. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won-currency loans on a Korean GAAP basis decreased from 3.3% as of December 31, 2001 to 2.1% as of December 31, 2005 but may rise in 2006 compared to prior years. Accordingly, we are taking measures to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as construction, hotels, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future.

Among other things, aggressive marketing and intense competition among banks in the small- and medium-sized enterprise lending market have contributed to a deterioration in profitability and in the asset quality of our loans to this segment, especially in 2003 and 2004. Such deterioration also led to increased charge-offs and higher provisioning and reduced interest and fee income from this segment during such periods. The ability of our small- and medium-sized enterprise customers to service their debt may be further undermined by adverse economic developments in the future, including sustained high levels of oil prices and other raw material costs or the continued strength of the Won leading to reduced competitiveness for exported Korean goods, which may lead to further deterioration in the asset quality of our loans to such customers. In addition, many small- and medium-sized enterprises have close business relationships with chaebols, primarily as suppliers. Any difficulties encountered by those chaebols would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans.

A substantial part of our small- and medium-sized enterprise lending comprises loans to “small office/home office” customers, or SOHOs. Many of these SOHOs represent sole proprietorships, individual business interests or very small corporations and are usually dependent on a limited number of suppliers or customers. SOHOs tend to be affected to a greater extent than larger corporate borrowers by fluctuations in the Korean economy. In addition, SOHOs often maintain less sophisticated financial records than other corporate borrowers. Although we are making efforts to improve our internally developed credit rating systems to rate potential borrowers, we do not have a substantial history of experience with SOHOs and are less able to judge the level of risk inherent in these customers. Accordingly, although we intend to manage our exposure to these borrowers closely in order to prevent any deterioration in the asset quality of our loans to this segment, we may not be able to do so.

Risks relating to our strategy

We may fail to realize the anticipated benefits of our contemplated acquisition of a majority interest in Korea Exchange Bank and any subsequent merger between us and Korea Exchange Bank.

On May 19, 2006, we entered into a share purchase agreement with an affiliate of the Lone Star funds, and subsequently entered into a similar agreement with the Export-Import Bank of Korea, or KEXIM, for the purchase of an aggregate of 457,064,387 shares of common stock of Korea Exchange Bank, representing 70.9% of Korea Exchange Bank’s issued and outstanding shares of common stock. The aggregate purchase price we have agreed to pay for such shares is (Won)6,947 billion, or (Won)15,200 per share. The completion of our contemplated acquisition of a majority interest in Korea Exchange Bank is subject to a number of conditions, including the obtaining of all regulatory approvals necessary for the consummation of transaction. Regulatory authorities in Korea or elsewhere could seek to block or delay the acquisition or may impose conditions that reduce the anticipated benefits of the acquisition or make it difficult to complete as planned. In addition, the share purchase arrangements among us, the Lone Star fund affiliate and KEXIM are subject to termination by mutual agreement or by a party upon default by another party or if the transaction is not completed within 120 days of May 19, 2006. Accordingly, there is no guarantee that we will be able to complete our acquisition of a majority interest in Korea Exchange Bank as planned or at all.

We plan to fund the purchase price for the contemplated acquisition of Korea Exchange Bank through a combination of existing cash and the proceeds of new financings, including through the issuance of debt securities and, if necessary, arrangements whereby co-investors will purchase a portion of the common shares of Korea Exchange Bank being sold. Even if such co-investment arrangements are entered into, we anticipate that we will retain substantially all of the economic risks of the investment in the common shares of Korea Exchange Bank being sold. While our management believes that the long-term benefits of the contemplated acquisition of Korea Exchange Bank to our business will outweigh the overall costs of such acquisition, including financing costs, there is no guarantee that this will be the case. See “Item 4A. History and Development of the Company—The Contemplated Acquisition of Korea Exchange Bank.”

If we are able to complete our acquisition of a majority interest in Korea Exchange Bank, it is likely that we will decide to merge with Korea Exchange Bank in the future, although the structure and timing of any such merger remains uncertain. The success of any such merger will depend, in part, on our ability to realize the anticipated synergies, growth opportunities and cost savings from combining our businesses with those of Korea Exchange Bank. The realization of these anticipated benefits of a merger may be blocked, delayed or reduced as a result of numerous factors, some of which will be outside our control. These factors include:

•	difficulties in integrating our existing operations with those of Korea Exchange Bank, including personnel policies and procedures, overlapping branch and subsidiary networks, information systems and management and administrative functions;

•	unforeseen contingent risks or latent liabilities that may only become apparent after our acquisition of Korea Exchange Bank is completed;

•	loss of overlapping customers of our bank and Korea Exchange Bank;

•	potentially adverse Korean tax consequences to us as a result of the merger;

•	loss of key personnel; and

•	labor unrest.

Accordingly, we cannot assure you that we will realize the anticipated benefits of our contemplated acquisition of Korea Exchange Bank or any subsequent merger between us and Korea Exchange Bank, or that any such merger will not harm the combined business, financial condition and results of operations of the two banks.

In particular, since we and Korea Exchange Bank have operated and will continue to operate independently until the completion of any merger, the integration of the operations of the two banks is likely to require significant amounts of time, financial resources and management attention. To realize the anticipated benefits of a merger, our management must implement a business plan that will effectively combine operations that are diverse in terms of management, compensation and business culture, as well as in terms of some of the products and services we offer and the customers we serve. If our management is not able to implement a business plan that effectively integrates our operations and those of Korea Exchange Bank, we may not realize the anticipated benefits of a merger. Moreover, the integration process could result in the disruption of our ongoing businesses and information systems, or inconsistencies in standards, controls, procedures and policies and a reduction in employee morale, each of which may adversely affect our ability to maintain relationships with customers and to retain key personnel.

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

We have been pursuing, and intend to continue to pursue, a strategy of maintaining or enhancing our margins where possible and avoid, to the extent possible, entering into price competition. In order to execute this strategy, we will need to maintain relatively low interest rates on our deposit products while charging relatively higher rates on loans. If other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, we may suffer customer attrition due to rate sensitivity. In addition, we may in the future decide to compete to a greater extent based on interest rates, which could lead to a decrease in our net interest margins. Any future decline in our customer base or our net interest margins as a result of our future competition strategy could have an adverse effect on our results of operations and financial condition.

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

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, as well as Standard Chartered Bank’s acquisition of Korea First Bank in 2005. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities, guarantees and acceptances and other exposures) as of December 31, 2005, eight were to companies that were members of the

25 largest chaebols in Korea. As of that date, the total amount of our exposures to the 25 largest chaebols was (Won)7,554 billion, or 4.7% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2005, our loans and guarantees to companies that were in workout, corporate restructuring, composition or corporate reorganization amounted to (Won)648 billion or 0.5% of our total loans and guarantees, of which (Won)233 billion or 35.9% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for losses on these loans and guarantees amounted to (Won)160 billion, or 24.6% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures with respect to such securities as of December 31, 2005 to companies in workout, restructuring, corporate reorganization or composition amounted to (Won)340 billion, or 0.2% of our total exposures. In addition, in the case of borrowers that are or become subject to corporate restructuring procedures, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (as well as 75% or more of the total outstanding secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

Our current allowances for losses on loans and guarantees to construction companies may not be sufficient to cover all future related losses.

We have established allowances for losses on loans and guarantees to construction companies that we consider to have a greater likelihood of becoming non-performing. As of December 31, 2005, we had loans and guarantees outstanding to construction companies in the amount of (Won)5,168 billion, or 3.6% of our total loans and guarantees, of which (Won)380 billion or 7.4% was classified as substandard or below. As of the same date, our allowance for losses on these loans and guarantees amounted to (Won)242 billion, or 63.7% of the amount classified as substandard or below, and 4.7% of the total. Most of our exposure to construction companies consists of loans to small- and medium-sized enterprises. These allowances may not be sufficient to cover all future losses arising from our exposure to construction companies.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2005, our loans and guarantees to our 20 largest borrowers totaled (Won)6,352 billion and accounted for 4.5% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to Hyundai Heavy Industries, to which we had outstanding credit exposures (all of which was in the form of guarantees and acceptances) of (Won)1,128 billion, representing 0.8% of our total loans and guarantees. Any further deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

Other risks relating to our business

We are generally subject to Korean corporate governance and disclosure standards, which may differ from those in other countries.

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which may differ in some respects from standards applicable in other countries, including the United States. As a reporting company registered with the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange, we are subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in corporate governance practices or disclosures that are perceived as less than satisfactory by investors in certain countries.

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

As of December 31, 2005, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of (Won)3,223 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates, which may be significant in light of the current low interest environment, or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

We may be required to make transfers from our general banking operations to cover shortfalls in our guaranteed trust accounts, which could have an adverse effect on our results of operations.

We manage a number of monetary trust accounts. Under Korean law, trust account assets of a bank are required to be segregated from the assets of that bank’s general banking operations. Those assets are not available to satisfy the claims of a bank’s depositors or other creditors of its general banking operations. For some of the trust accounts we manage, we have guaranteed the principal amount of the investor’s investment. Since January 2004, banks have been prohibited from providing new trust accounts that guarantee the principal amount of investments, other than certain retirement trust and annuity trust products. However, we will continue to provide guarantees with respect to existing accounts, which contain the aforementioned guarantee provisions.

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2005, we had (Won)58 billion as special reserves in trust account assets for which we provided guarantees of principal. There were no significant transfers from general banking operations to cover deficiencies in guaranteed trust accounts in 2003, 2004 and 2005. However, we may be required to make additional transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

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

Neither we nor our subsidiaries are required to, and we and our subsidiaries do not, prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance. See “Item 5B. Liquidity and Capital Resources—Selected Financial Information under Korean GAAP” and “—Reconciliation with Korean GAAP.” As a result, our provision and allowance levels reflected under Korean GAAP in our results as of the end of and for 2001, 2002, 2003, 2004 and 2005 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

Risks relating to liquidity and capital management

A considerable increase in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which, as a result, could adversely affect us.

From 2000 to 2004, interest rates in Korea declined to historically low levels as the government sought to stimulate economic growth through active rate-lowering measures. Interest rates started to rebound in the second half of 2005 and have stabilized in the first quarter of 2006. In order to minimize our losses in the event that interest rates decrease again, the vast majority of debt securities we hold pay interest at a fixed rate. However, all things being equal and assuming that the interest rate sensitivity gap of our assets and liabilities is narrow, a considerable increase in interest rates would lead to a decline in the value of the debt securities in our portfolio. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. A considerable rise in interest rates may therefore require us to rebalance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2005, approximately 91.7% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In particular, we estimate that increases in our short-term deposits in prior years were attributable in large part to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the low interest rate environment and volatile stock market conditions. Accordingly, a substantial number of our short-term deposit customers may withdraw their funds or fail to roll over their deposits if higher-yielding investment opportunities emerge. In that event, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations.

We may be required to raise additional capital to maintain our capital adequacy ratios, which we may not be able to do on favorable terms or at all.

Pursuant to the capital adequacy requirements of the Financial Supervisory Commission, we are required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. As of December 31, 2005, our Tier I capital adequacy ratio was 9.67% and our combined Tier I and Tier II capital adequacy ratio was 12.95%, which exceeded the minimum levels required by the Financial Supervisory Commission. However, our capital base and capital adequacy ratio may deteriorate in the future if our results of operations or financial condition (or the results of operations or financial condition of Korea Exchange Bank after completion of our contemplated acquisition of a majority interest in that bank) deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

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

In December 2004, the Financial Supervisory Service announced that it would implement the new Basel Capital Accord, referred to as Basel II, in Korea by the end of 2007. The implementation of Basel II will have a substantial effect on the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on market risk and capital adequacy and asset soundness as measures of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk.

In addition, under Basel II, we are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating credit risk capital requirements. We have voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing our credit risk capital requirements. While our initial quantitative impact studies show that implementation of an internal ratings-based approach may give rise to a modest increase in our capital adequacy, it is possible that our internal ratings-based approach may require an increase in our credit risk capital requirements, which may require us to either improve our asset quality or raise additional capital. Furthermore, we intend to adopt the advanced measurement process for our operational risk. The supervisory accreditation of our approach will not be determined until the second half of 2007, while more detailed and reliable analysis of the impact of Basel II on our capital will be available at the end of 2006. See “Item 5A. Operating Results—Overview—New Basel Capital Accord” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

Risks relating to government regulation and policy

New loan loss provisioning guidelines implemented by the Financial Supervisory Commission may require us to increase our provisioning levels under Korean GAAP, which could adversely affect us.

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

Under the new guidelines, all Korean banks, including us, were required to establish systems to calculate their “historical losses” and “expected losses” during 2005. The Financial Supervisory Commission also announced that Korean banks could voluntarily comply with the new loan loss provisioning guidelines commencing in 2005. Specifically, in the second half of 2005, banks that have implemented a credible internal system for evaluating “historical losses” could establish their allowance for loan losses based on such historical losses, so long as the total allowance for loan losses established exceeds the levels required under the asset classification-based provisioning guidelines. Similarly, in the first half of 2006, banks that have implemented a credible system for evaluating “expected losses” could establish their allowance for loan losses based on such expected losses, so long as the total allowance established exceeds currently required levels. We voluntarily complied with the new guidelines and implemented a system for evaluating “historical losses” in establishing our allowance for loan losses, which did not result in an increase in our provisions for loan losses under Korean GAAP in 2005. However, full compliance with the new guidelines, including with respect to the requirement to evaluate “expected losses,” commencing in the second half of 2006 may increase our provisions for loan losses under Korean GAAP compared to previously mandated levels. Any such increase in our provisions for loan losses could have an adverse effect on our reported results of operations and financial condition under Korean GAAP and our reported capital adequacy ratio, which may adversely affect the market price of our common stock and ADSs.

Furthermore, under a recent amendment to the Regulation on the Supervision of the Banking Business, Korean banks must establish allowances in respect of certain unused credit lines as of the date of settlement for such credit lines. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.”

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

The Korean government has also expressed a continuing commitment to stabilize the real estate market and willingness to implement additional measures, as necessary. For example, in 2004, 2005 and 2006, the Korean government has:

•	raised the residential property tax applicable to residential properties in cases where such property represents the third or more residential property owned by a single individual;

•	placed a ceiling on the sale price of newly constructed residential properties and, under certain circumstances, required developers to disclose the costs incurred in connection with the construction of such properties;

•	amended the Urban and Residential Environment Improvement Act to require that at least 25% of any increased floor space resulting from the redevelopment of existing residential properties be devoted to the construction of rental residential properties;

•	adopted more stringent guidelines that require financial institutions to impose debt-to-income limits on customers, in addition to the current loan-to-value ratio requirements, in connection with mortgage loans for real estate located in areas of wide-spread real property speculation; and

•	issued unofficial guidance recommending that Korean banks further limit their mortgage and home equity lending.

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

The fee income that we receive from the Korean government for acting as one of the managers of the National Housing Fund may be reduced if the Korean government designates additional financial institutions as managers or lowers fund management fees.

The National Housing Fund is a government fund that provides housing loans to low-income households and construction loans to fund projects to build small-sized housing. From 1981 until 2001, Housing and Commercial Bank, or H&CB, solely managed the operations of the National Housing Fund and received a monthly management fee. We have managed the fund since our formation as a result of the merger between the former Kookmin Bank and H&CB. In 2005, we received total management fees of (Won)180 billion.

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

Risks relating to Korea

Escalations in tensions with North Korea could have an adverse effect on us and the market price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty.

In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six-party talks resumed in Beijing, China. A third round of talks were held in June 2004 with an agreement to hold further talks in September, which were postponed. In February 2005, North Korea announced that it possessed nuclear weapons and pulled out of the six-party disarmament talks. A two-phased fourth round of six-party talks was held in Beijing, China during the summer and fall of 2005. In September 2005, North Korea agreed in principle to end its nuclear weapons program and the six participating nations signed a draft preliminary accord pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new weapons and readmit international inspectors to its nuclear facilities. Representatives of the six nations reconvened in Beijing in November 2005 for the first phase of the fifth-round of six-party talks, which concluded without further progress being made with respect to the implementation of the draft preliminary accord. The six-party talks have not made any substantial progress thereafter as a result of certain issues, including allegations that North Korea has been involved in counterfeiting, drug-trafficking and human rights abuses.

In addition, in October 2004, the United States and Korea agreed to a three-phase withdrawal of approximately one-third of the 37,500 troops stationed in Korea by the end of 2008. By the end of 2005, 8,000 U.S. troops departed Korea in the first and second phases of such withdrawal. According to the plan, the United States would remove 10,000 troops by the end of 2006. In the final phase, another 2,500 U.S. troops would be redeployed by the end of 2008.

Any further increase in tensions, which may occur, for example, if high-level contacts breakdown or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

Unfavorable financial and economic developments in Korea may have an adverse effect on us.

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a large extent.

The economic indicators in 2003, 2004 and 2005 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Recent developments in the Middle East, including the war in Iraq and its aftermath, higher oil prices, the general weakness of the global economy and the possibility of an outbreak of avian flu in Asia and other parts of the world have increased the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy for some time. Any future deterioration of the Korean or global economy could adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols, or their suppliers, and their potential adverse impact on the Korean economy, including as a result of recent investigations relating to unlawful political contributions by chaebols;

•	failure or lack of progress in restructuring of chaebols, the financial industry, including credit card companies, and other large troubled companies;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	a slowdown in consumer spending and the overall economy;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including a further increase in oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of SARS or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea and/or the United States.

Ongoing significant reforms and changes to the regulatory framework for the Korean financial industry could adversely affect our results of operations.

The legal and regulatory framework for the Korean financial industry is undergoing significant reforms and changes. For example, in the past the Korean government regulated, among other things, lending rates and deposit rates for banks. Regulations also dictated the extent of competition by restricting new entrants and the growth of existing financial institutions, including the opening of new branches. Ongoing regulatory reforms have removed all controls on lending rates and deposit rates (except for the prohibition on interest payments on current account deposits) and have relaxed barriers to entry, including by foreign financial institutions, leading to increased competition. Further liberalization of the financial services industry in Korea could result from the conclusion of a free trade agreement between Korea and the United States, negotiations in respect of which are scheduled to commence in the second half of 2006. At the same time, the Korean government has revised its regulations in recent years to impose stricter regulatory standards and oversight on Korean financial institutions, as part of its efforts to modernize the industry and to address specific social and economic issues. Most recently, the Korean government has revised the regulations relating to credit cards and household lending as part of its effort to control the potential risks of excessive consumer lending. Continuing regulatory changes in the financial industry will require us to modify our business operations and may adversely affect our results of operations.

Labor unrest in Korea may adversely affect our operations.

Any future economic downturn in Korea or an increase in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistics Office, the unemployment rate generally decreased from 4.1% in 2000 to 3.1% in 2002, but increased to 3.4% in 2003 and 3.5% in 2004 and 2005. A continued increase in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Financial instability in other countries, particularly emerging market countries in Asia, could adversely impact our business and cause the price of the ADSs to go down.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia, including China. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. Furthermore, in December 2003, we invested approximately 121 million Singapore dollars for an approximately 25% interest in Sorak Financial Holdings, which acquired an approximately 57% interest in Bank Internasional Indonesia, and we may make similar investments outside Korea in the future. In addition, if consummated, our acquisition of a majority interest in Korea Exchange Bank, which has significant overseas operations, will increase our exposure on a consolidated basis to economic conditions in other countries. We cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again in Asia or in other markets in which we may invest, or that such events will not have an adverse effect on our business or the price of our common stock and ADSs.

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

Our common stock is listed on the Stock Market Division of the Korea Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the Stock Market Division of the Korea Exchange has prescribed a fixed range in which share prices are permitted to move on a daily basis. In the past decade, the Korea Composite Stock Price Index, known as the “KOSPI,” reached a peak of 1,138.75 in 1994 and subsequently fell to a low of 280.00 in 1998. On April 17, 2000, the KOSPI experienced a 93.17 point drop, which represented the single largest decrease in the history of the KOSPI. On June 26, 2006, the KOSPI closed at 1,238.05. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

If the Korean government deems that certain emergency circumstances, including, but not limited to, severe and sudden changes in domestic or overseas economic circumstances, extreme difficulty in stabilizing the balance of payments or implementing currency exchange rate and other macroeconomic policies, have occurred or are likely to occur, it may impose certain restrictions provided for under the Foreign Exchange Transaction Law, including the suspension of payments or requiring prior approval from governmental authorities for any transaction. See “Item 10D. Exchange Controls—General.”

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

In June 1999, Goldman Sachs Capital Koryo, L.P., a fund managed by The Goldman Sachs Group, Inc., acquired (through its wholly owned subsidiaries Goldman Sachs Capital Chosun, Ltd. and Goldman Sachs Capital Shilla, Ltd.) an interest in the former Kookmin Bank as a result of an investment of US$500 million in new common shares and convertible bonds, consisting of (Won)360 billion of new common shares (17,768,870 common shares at (Won)20,260 per share, as adjusted for the merger ratio of 1.688346:1) and US$200 million principal amount of subordinated convertible bonds with an original conversion price of (Won)14,200 per common share. Goldman Sachs Capital Koryo subsequently sold substantially all of the shares of our common stock it owned (including common stock obtained upon conversion of the convertible bonds) in June 2002 and November 2003.

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

In July 1999, H&CB entered into an investment agreement with certain affiliates of the ING Groep N.V., a leading global financial services group. Through ING Insurance International B.V. and ING International Financial Holdings, ING Groep N.V. invested (Won)332 billion to acquire 9,914,777 new common shares of H&CB representing 9.99999% of H&CB’s outstanding common shares. As of December 31, 2005, ING Groep N.V. beneficially owned 4.06% of our outstanding common stock.

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

In December 2003, the Korean government sold all of our common stock it held to us, through an auction process in which we were chosen as the winning bidder. We subsequently sold all of these shares in an over-the-counter transaction in June 2005.

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

The Contemplated Acquisition of Korea Exchange Bank

On May 19, 2006, we entered into a share purchase agreement with an affiliate of the Lone Star funds, and subsequently entered into a similar agreement with KEXIM, for the purchase of an aggregate of 457,064,387 shares of common stock of Korea Exchange Bank, representing 70.9% of Korea Exchange Bank’s issued and outstanding shares of common stock. The aggregate purchase price we have agreed to pay for such shares is (Won)6,947 billion, or (Won)15,200 per share. The completion of our contemplated acquisition of a majority interest in Korea Exchange Bank is subject to a number of conditions, including the obtaining of all regulatory approvals necessary for the consummation of transaction. In addition, the share purchase arrangements among us, the Lone Star fund affiliate and KEXIM are subject to termination by mutual agreement or by a party upon default by another party or if the transaction is not completed within 120 days of May 19, 2006. Accordingly, there is no guarantee that we will be able to complete our acquisition of a majority interest in Korea Exchange Bank as planned or at all.

We plan to fund the purchase price for the contemplated acquisition of Korea Exchange Bank through a combination of existing cash and the proceeds of new financings, including through the issuance of debt securities and, if necessary, arrangements whereby co-investors will purchase a portion of the common shares of Korea Exchange Bank being sold. Even if such co-investment arrangements are entered into, we anticipate that we will retain substantially all of the economic risks of the investment in the common shares of Korea Exchange Bank being sold. While our management believes that the long-term benefits of the contemplated acquisition of Korea Exchange Bank to our business will outweigh the overall costs of such acquisition, including financing costs, there is no guarantee that this will be the case.

If we are able to complete our acquisition of a majority interest in Korea Exchange Bank, it is likely that we will decide to merge with Korea Exchange Bank in the future, although the structure and timing of any such merger remains uncertain. See “Item 3D. Risk Factors—Risks relating to our Strategy—We may fail to realize the anticipated benefits of our contemplated acquisition of a majority interest in Korea Exchange Bank and any subsequent merger between us and Korea Exchange Bank.”

Overview of Korea Exchange Bank’s Business

Korea Exchange Bank was established in 1967, pursuant to the Korea Exchange Bank Act, as a wholly government-owned bank specializing in the foreign exchange and international trade finance businesses. Korea Exchange Bank was the only Korean bank to offer trade financing and foreign exchange services until 1977. Following the loss of its monopoly in trade financing and foreign exchange, Korea Exchange Bank expanded and diversified its activities to include a full range of commercial banking services, both through the expansion of its branch network, as well as the diversification of its customer base and financial product and service offerings. Korea Exchange Bank was privatized in 1989 with the repeal of the Korea Exchange Bank Act, and its shares were first offered for public ownership in 1991. Its common stock has been listed on the Stock Market Division of the Korea Exchange since 1994.

In October 2003, the Lone Star funds acquired a 51% interest in Korea Exchange Bank through the purchase by Lone Star’s subsidiary, LSF-KEB Holdings, of (i) 268,750,000 shares of newly issued common stock of Korea Exchange Bank at (Won)4,000 per share, and (ii) 26,235,923 shares of common stock of Korea Exchange Bank and 30,865,792 shares of preferred stock of Korea Exchange Bank from Commerzbank and KEXIM, respectively, at (Won)5,400 per share.

Korea Exchange Bank is a nationwide commercial bank in Korea with consolidated total assets of (Won)66,584 billion and consolidated total shareholders’ equity of (Won)5,683 billion, under Korean GAAP, as of December 31, 2005. As of that date, Korea Exchange Bank had a total loan portfolio of (Won)42,885 billion and a securities portfolio of (Won)13,339 billion, and managed customer deposits of (Won)40,738 billion, on a consolidated basis, under Korean GAAP. As a full-service financial institution, Korea Exchange Bank operates an extensive banking network consisting of 317 domestic branches and sub-branches, as well as 18 international branches and sub-branches, 2 overseas representative offices and 9 overseas subsidiaries located in 22 countries outside of Korea. Korea Exchange Bank also operates over 1,607 ATMs throughout Korea and offers Internet and telephone banking services. Through this global network, Korea Exchange Bank serves Korean corporate and retail customers with a full complement of banking and financial services. Korea Exchange Bank holds a strong market position in the business segments where Korea Exchange Bank has historically maintained competitive strengths, including in foreign exchange and trade finance transactions. As of December 31, 2005, Korea Exchange Bank had 5,301 regular staff members.

Summary Financial Information of Korea Exchange Bank

The summary consolidated financial data set forth below have been derived from Korea Exchange Bank’s audited consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005. Korea Exchange Bank’s consolidated financial statements have been prepared in accordance with Korean GAAP and, where applicable, accounting and reporting guidelines under the Korean accounting standards applicable to the banking industry, which differ in certain material respects from U.S. GAAP. Trust accounts on which Korea Exchange Bank guarantees a fixed rate of return and/or the repayment of principal are included in Korea Exchange Bank’s consolidated financial statements.

Consolidated income statement data

	Year ended December 31,
	2003		2004		2005		2005(1)
	(in billions of Won)						(in millions of US$)
Interest income (2)	(Won)	3,506	(Won)	3,552	(Won)	3,441	US$	3,407
Interest expense		1,986		1,778		1,561		1,546
Net interest income before provisions		1,520		1,774		1,880		1,861
Non-interest operating income (3)		2,837		3,344		3,299		3,266
Non-interest operating expenses (4)		1,882		2,803		3,015		2,984
Net non-interest operating income (loss)		955		541		284		282
Total income (5)		2,475		2,315		2,164		2,143
General and administrative expenses		909		954		1,086		1,076
Net operating income (loss) before provisions		1,566		1,361		1,078		1,067
Provisions for credit losses		2,866		1,001		44		43
Net operating income (loss) after provisions		(1,300)		360		1,034		1,024
Non-operating income		390		435		770		762
Non-operating expenses		394		293		167		165
Net non-operating income (loss)		(4)		142		603		597
Ordinary income (loss)		(1,304)		502		1,637		1,621
Extraordinary income		13		18		17		17
Extraordinary loss		8		—		—		—
Net extraordinary income (loss)		5		18		17		17
Earnings (losses) before income taxes		(1,299)		520		1,654		1,638
Income tax expense (benefit)		16		21		(281)		(278)
Net earnings (losses) before minority interest		(1,315)		499		1,935		1,916
Minority interest in losses of consolidated subsidiaries		(447)		(28)		1		1

Net earnings (losses)	(Won)	(868)	(Won)	527	(Won)	1,934	US$	1,915

(1)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect on December 30, 2005 as quoted by the Federal Reserve Bank of New York in the United States.
(2)	Commencing with the year ended December 31, 2005, interest on credit card loans and credit card installment purchases, merchant fees, and commission on cash advances and credit card installment purchases have been reclassified from non-interest income to interest income. Amounts for 2003 and 2004 have not been restated in Korea Exchange Bank’s financial statements for 2003 and 2004 in accordance with these reclassifications.
(3)	Includes trust fees and commissions and income from derivatives trading and foreign exchange.
(4)	Excluding provisions for credit losses and general and administrative expenses. Includes principally losses on derivatives trading and foreign exchange and commission expenses.
(5)	Represents net operating income (loss) before general and administrative expenses and provisions for credit losses.

Consolidated balance sheet data

	As of December 31,
	2003		2004		2005		2005(1)
	(in billions of Won)						(in millions of US$)
Assets
Cash and due from banks	(Won)	4,838	(Won)	2,789	(Won)	3,123	US$	3,092
Trading securities		1,048		1,758		1,869		1,850
Investment securities (2)		12,543		11,226		11,470		11,357
Available-for-sale securities		11,314		9,712		9,133		9,043
Held-to-maturity securities		888		1,488		2,327		2,304
Investment in associates		341		26		10		10
Loans, net of allowances for loan losses and less net deferred loan fees and costs (3)		43,034		41,169		42,886		42,461
Fixed assets, less accumulated depreciation		960		947		973		964
Other assets (4)		4,133		5,241		6,263		6,201

Total assets	(Won)	66,556	(Won)	63,130	(Won)	66,584	US$	65,925

Liabilities
Deposits	(Won)	45,568	(Won)	41,257	(Won)	40,738	US$	40,335
Borrowings		6,848		6,151		6,757		6,690
Debentures, net of discounts		6,354		6,567		5,979		5,920
Other liabilities (5)		5,543		6,202		7,427		7,353

Total liabilities		64,313		60,177		60,901		60,298

Shareholders’ equity
Common stock		3,065		3,225		3,224		3,192
Preferred stock		130		—		—		—
Capital surplus		157		—		—		—
Accumulated deficit		(1,037)		(567)		1,359		1,346
Capital adjustments		(99)		287		1,099		1,088
Minority interests in consolidated subsidiaries		27		8		1		1

Total shareholders’ equity		2,243		2,953		5,683		5,627

Total liabilities and shareholders’ equity	(Won)	66,556	(Won)	63,130	(Won)	66,584	US$	65,925

(1)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect on December 30, 2005 as quoted by the Federal Reserve Bank of New York in the United States.
(2)	The method for valuing securities used by Korean banks for financial statement purposes has changed several times in recent years.
(3)	Allowance for loan losses amounted to (Won)2,442 billion as of December 31, 2003, (Won)913 billion as of December 31, 2004 and (Won)598 billion as of December 31, 2005. Net deferred loan fees and costs amounted to (Won)1 billion as of December 31, 2004 and (Won)3 billion as of December 31, 2005. Korea Exchange Bank had no such fees or costs as of December 31, 2003.
(4)	Includes accounts receivable, derivative instrument assets, guarantee deposits, accrued interest, deferred tax assets, deferred tax assets and other assets.
(5)	Includes accounts payable, derivative instrument liabilities, accrued expenses, agency receipt liabilities, borrowings from trust accounts, foreign exchange remittance pending and other liabilities.

Item 4B.	Business Overview

Business

We are the largest commercial bank in Korea. As of December 31, 2005, we had total assets of (Won)178,508 billion and total deposits of (Won)125,699 billion. On the asset side, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. On the deposit side, we provide a full range of deposit products and related services to both individuals and enterprises of all sizes.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined network of 1,097 branches as of December 31, 2005, the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2005, we had a customer base of over 25 million retail customers, which represented approximately one-half of the Korean population. Of the population in Korea between the ages of 20 and 40, approximately two-thirds have accounts with us. As of December 31, 2005, we also had over 148,000 small- and medium-sized enterprise customers.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2005 retail loans, credit card loans and credit card receivables accounted for 65.7% of our total loan portfolio:

	As of December 31,
	2003			2004			2005
	(in billions of Won, except percentages)
Retail
Mortgage and home equity (1)	(Won)	52,477	36.0%	(Won)	57,965	42.0%	(Won)	59,143	42.9%
Other consumer (2)		28,727	19.7		25,963	18.8		23,114	16.7

Total retail		81,204	55.7		83,928	60.8		82,257	59.6
Credit card		15,322	10.5		9,421	6.8		8,369	6.1
Corporate		47,899	32.8		43,657	31.6		46,157	33.4
Capital markets activities and international banking		1,433	1.0		1,118	0.8		1,229	0.9

Total loans	(Won)	145,858	100.0%	(Won)	138,124	100.0%	(Won)	138,012	100.0%

(1)	Includes (Won)1,162 billion, (Won)1,186 billion and (Won)1,174 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2003, 2004 and 2005, respectively.
(2)	Includes (Won)10,038 billion, (Won)9,062 billion and (Won)7,620 billion of overdraft loans as of December 31, 2003, 2004 and 2005, respectively.

We provide a full range of personal lending products and retail banking services to individual customers, including mortgage loans. We are the largest private sector mortgage lender in Korea. We are also one of the managers of the National Housing Fund, a government fund that provides housing loans to low income households and loans to construction companies to build small-sized housing for low income households.

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

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly, particularly in 2001 and 2002 as the nationwide trend towards credit card use accelerated. As of December 31, 2005, we had more than nine million holders of KB Card. Our credit card balances (including card loans) increased from (Won)8,321 billion as of December 31, 2000 to (Won)22,643 billion as of December 31, 2002, as a result of both the merger with H&CB and significant organic growth. However, such growth was accompanied by increasing delinquencies and a significant deterioration in asset quality, which required us to take measures in 2003, 2004 and 2005 to reduce our credit card exposure, including through substantial write-offs. As a result, our credit card balances declined to (Won)8,369 billion as of December 31, 2005. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio” and “Item 4A. History and Development of the Company—The Merger with Kookmin Credit Card.”

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

The key elements of our strategy are as follows:

Identifying, targeting and marketing to attractive customer segments and providing superior customer value and service to such segments

In recent years, rather than focusing on developing products and services to satisfy the overall needs of the general population, we have increasingly targeted specific market segments that we expect to generate superior growth and profitability. We will continue to implement a targeted marketing approach that seeks to identify the most attractive customer segments and to develop strategies to build market share in those segments. In particular, we intend to increase our wallet share of superior existing customers by using our advanced customer relationship management technology to better identify and meet the needs of our most creditworthy and high net worth customers, on whom we intend to concentrate our marketing efforts. We estimate that there are approximately 6 million people who fall into this category in Korea, and we aim to cross-sell our loan and other products to those customers who have an account with us.

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

One of our key customer-related strategies continues to be creating greater value and better service for our customers. We intend to continue improving our customer service, including through:

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

One of our highest priorities is to improve our asset quality and more effectively price our lending products to take into account inherent credit risk in our portfolio. Our goal is to maintain the soundness of our credit portfolio, profitability and capital base. To this end, we intend to continue to strengthen our internal risk management capabilities by tightening our underwriting and management policies and improving our internal compliance policies. To accomplish this objective, we have undertaken the following initiatives:

•	Strengthening underwriting procedures with advanced credit scoring techniques. We have centralized our credit management operations into our credit group. Our prior structure had divided such operations into four groups and ten teams. As a result of such centralization, we aim to enhance our credit management expertise and improve our system of checks-and-balances with respect to our credit portfolio. We have also improved our ability to evaluate the credit of our small- and medium-sized enterprise customers through assigning experienced credit loan officers to our regional credit offices. We have also introduced a policy requiring the same officer to evaluate, review and monitor the outstanding loans and other credits with respect to a customer, which will enhance expertise and improve efficiency and accountability of such officer, while enabling us to maintain a consistent credit policy. We have also, as a general matter, implemented enhanced credit analysis and scoring techniques, which we believe will enable us to make better-informed decisions about the credit we extend and improve our ability to respond more quickly to incipient credit problems. We are also focusing on enhancing our asset quality through improvement of our early monitoring systems and collection procedures.

•	Improving our internal compliance policy and ensuring strict application in our daily operations. We have improved our monitoring capabilities with respect to our internal compliance and providing training and educational programs to our management and employees. We have also implemented strict compliance policies to maintain the integrity of our risk management system.

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

We plan to establish new mid- to long-term strategies to address changes in our operations and market conditions, including our acquisition of Korea Exchange Bank and the pending implementation of the Consolidated Capital Markets Act.

Branch Network

As of December 31, 2005, we had 1,097 branches and sub-branches in Korea, which were the largest number of branches among Korean commercial banks. In Korea, retail transactions are generally conducted in cash, although credit card use has increased, and conventional checking accounts are not offered or used as widely as in other countries. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 41% of our branches and sub-branches are located in Seoul, and more than 23% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2005:

Area	Number of branches	Percentage
Seoul	450	41.0%
Six largest cities (other than Seoul)	257	23.4
Other	390	35.6

Total	1,097	100%

In addition, we have continued to implement the specialization of branch functions. Of our branch network, 96 branches handle corporate transactions exclusively and are dedicated to providing comprehensive services to our corporate customers.

In order to support our branch network, we have established an extensive network of automated banking machines, which are located in branches and in unmanned outlets known as “autobanks.” These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2005, we had 8,365 ATMs, 608 cash dispensers and 467 passbook printers.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. We believe that use of our automated banking machines has increased in recent years. In 2005, automated banking machine transactions accounted for approximately 21% of our deposit transactions for amounts less than (Won)1,500,000 and approximately 31% of our withdrawal transactions for amounts less than (Won)1,000,000.

The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs, including those that only dispense cash:

	For the year ended December 31,
	2003		2004		2005
Number of transactions (millions)		828		786		621
Fee revenue (in billions of Won)	(Won)	89	(Won)	92	(Won)	90

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total lending represented by our retail loans as of the dates indicated:

	As of December 31,
	2003			2004			2005
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	(Won)	52,477	36.0%	(Won)	57,965	42.0%	(Won)	59,143	42.9%
Other consumer loans (1)		28,727	19.7		25,963	18.8		23,114	16.7

Total	(Won)	81,204	55.7%	(Won)	83,928	60.8%	(Won)	82,257	59.6%

(1)	Excludes credit card loans, but includes overdraft loans.

Our retail loans consist of:

•	Mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals; and home equity loans, which are loans made to our customers secured by their homes to ensure loan repayment. We also provide overdraft loans in connection with our home equity loans.

•	Other consumer loans, which are loans made to customers for any purpose (other than mortgage and home equity loans). These include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us.

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

Due to a rapid increase in retail loans and increased credit risks relating thereto, as well as to stabilize the real estate market in Korea, the Financial Supervisory Commission and the Financial Supervisory Service have been adopting more stringent guidelines applicable to mortgage and home equity lending by Korean banks since 2002. See “Item 3D. Risk Factors—Risks relating to government regulation and policy” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity—Recent Regulations Relating to Retail Household Loans.”

Mortgage and Home Equity Lending

Our mortgage and home equity lending has substantially expanded in recent years. We do not receive any fee income related to the origination of mortgage and home equity loans.

The Housing Finance Market in Korea. The housing finance market in Korea is divided into public sector and private sector lending. In the public sector, two government entities, the National Housing Fund and the National Agricultural Cooperative Federation, are responsible for most of the mortgage lending. In the private sector, a number of financial institutions and installment finance companies, including us, provide mortgage lending. Prior to 1997, government regulations limited the types of mortgage lending products commercial banks in Korea could offer. These restrictions affected both the terms of mortgages that could be offered as well as eligibility of properties to be mortgaged and persons applying for mortgages. Government restrictions on mortgage lending were largely lifted in 1997, leading to a more competitive mortgage lending market. In 1998, the government promulgated new laws to facilitate asset securitization transactions by Korean banks. Such developments have contributed to the growth of the mortgage lending market by increasing the amount of funding available to lenders and allowing lenders to manage their credit risk.

Mortgage and Home Equity Loan Products. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. Although the maximum term of mortgage loans is 35 years, the majority of our mortgage loans have significantly shorter maturities, which may be renewed. Home equity loans have an initial maturity of three years. These loans are typically renewed upon maturity on an annual basis for a maximum of ten years, after which these loans must be repaid. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2005, 44.0% of our mortgage loans were secured by residential property which is the subject of the loan, 11.3% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 44.7% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2005, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 53.1%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.” As a result of government initiatives, we have also tightened our mortgage loan guidelines.

Pricing. The interest rates on our retail mortgage loans are generally based on a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived using our Market Opportunity Rate system, which reflects our internal cost of funding, further adjusted to account for our expenses related to lending). Our interest rates also incorporate a margin based among other things on the type of security, priority with respect to the security, loan-to-value and loan length. We can adjust the price to reflect the borrower’s current and/or expected future contribution to us. The applicable interest rate is determined at the time of the loan. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.7% to 1.4% of the loan amount in addition to the accrued interest.

The interest rates on our home equity loans are determined on the same basis as our retail mortgage loans.

As of December 31, 2005, our current three-month, six-month and twelve-month base rates were 4.07%, 4.39% and 4.85%, respectively.

As of December 31, 2005, 98.8% of our outstanding mortgage and home equity loans was priced based on a floating rate and 1.2% was priced based on a fixed rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2005, approximately (Won)10,877 billion, or 47.1% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and typically have a maturity between one and three years. The amount of overdraft loans have been increasing over the past several years and, as of December 31, 2005, was approximately (Won)7,620 billion.

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

As of December 31, 2005, 99.3% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches and the merger, together with our long history of development and our resulting know-how and expertise, as of December 31, 2005, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was (Won)99,172 billion, (Won)94,024 billion and (Won)94,817 billion as of December 31, 2003, 2004 and 2005, respectively, which constituted 75.4%, 74.5% and 75.4%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time or savings deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 3.7% of our total deposits as of December 31, 2005 and paid average interest of 1.14% for 2005.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the Korea Composite Stock Prices

Index (known as “KOSPI”), or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically range from one month to five years, and the term for installment savings deposits range from six months to ten years. Retail and corporate time deposits constituted 49.5% of our total deposits as of December 31, 2005 and paid average interest of 3.61% for 2005. Most installment savings deposits offer fixed interest rates.

•	Savings deposits, which allow depositors to deposit and withdraw money at any time and accrue interest at an adjustable interest rate, which is currently below 3.1%. Retail and corporate savings deposits constituted 33.6% of our total deposits as of December 31, 2005 and paid average interest of 0.57% for 2005.

•	Certificates of deposit, the maturities of which range from 30 days to 365 days with a required minimum deposit of (Won)5 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificate of deposit.

•	Foreign currency deposits, which accrue interest at an adjustable rate and are available to Korean residents, non-residents and overseas immigrants. We offer foreign currency time deposits and checking and passbook accounts in ten currencies.

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

We have a “priority customer” program called KB Star Club that categorizes our customers by their average deposit balance for the most recent three-month period, the amount of their transactions with us and their program points based on such balances and transactions. A customer may receive preferential treatment in various areas, including interest rates and transaction fees, depending upon how the customer is classified. As of December 31, 2005, we had over three million KB Star Club customers, representing approximately 12% of our total retail customer base of over 25 million retail customers. In 2005, on an average balance basis, our KB Star Club customers held approximately 79% of our total retail customer deposits, and revenues from our KB Star Club customers accounted for approximately 52% of our revenues derived from our retail customers.

In 2002, after significant research and planning, we launched private banking operations at our headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers.

As of December 31, 2005, we had established 17 centers and plan to increase the number of private banking centers as necessary. We believe that by offering high quality personal wealth management services to these customers we can increase our share of the priority customer market, which will increase our profitability and our position in the retail banking market.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 5%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits, which do not include foreign currency deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a premium rate of 0.2% of our average deposits and we paid (Won)221 billion for 2005.

Credit Cards

Credit cards are another of our core retail products. As a result of the merger with H&CB, for a period of time we issued and operated two brands of credit cards, Kookmin Card and BC Card. Following our merger with our subsidiary, Kookmin Credit Card, in September 2003, we adopted a strategy of trying to unify the two brands. Accordingly, commencing in October 2003, we have been issuing most of our new credit cards under the “KB Card” brand.

The following table sets forth certain data relating to our credit card operations. All financial figures appearing below have been prepared in accordance with Korean GAAP, which differs significantly from U.S. GAAP. See “Item 5B. Liquidity and Capital Resources—Reconciliation with Korean GAAP.”

	As of and for the year ended December 31,
	2003				2004		2005
	Kookmin Card		BC Card		KB Card(1)		KB Card
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		10,991		3,899		11,362		9,343
Corporate accounts		148		53		182		159

Total		11,139		3,952		11,544		9,502

Number of merchants (at year end) (thousands)		1,528		310		1,492		1,507
Active ratio (at year end) (2)		53.6%		50.1%		54.9%		62.7%
Credit card fees
Merchant fees (3)	(Won)	711	(Won)	212	(Won)	803	(Won)	788
Installment and cash advance fees		1,316		551		1,388		1,018
Annual membership fees		38		14		45		41
Other fees		484		171		401		234

Total	(Won)	2,549	(Won)	948	(Won)	2,637	(Won)	2,081

Charge volume (4)
General purchase	(Won)	21,481	(Won)	4,664	(Won)	25,373	(Won)	29,836
Installment purchase		7,574		3,223		7,520		6,748
Cash advance		41,155		13,204		33,456		24,261
Card loan (5)		956		5,078		2,999		1,002

Total	(Won)	71,166	(Won)	26,169	(Won)	69,348	(Won)	61,847

	As of and for the year ended December 31,
	2003				2004		2005
	(in billions of Won, except number of holders, accounts and percentages)
	Kookmin Card		BC Card		KB Card(1)		KB Card
Outstanding balance (at year end) (6)
General purchase	(Won)	1,281	(Won)	491	(Won)	1,808	(Won)	2,491
Installment purchase		1,689		959		1,524		1,544
Cash advance		2,639		1,428		2,934		2,562
Card loan (5)		2,199		979		1,378		975

Total (7)	(Won)	7,808	(Won)	3,857	(Won)	7,644	(Won)	7,572

Average outstanding balances (6)
General purchase	(Won)	1,419	(Won)	624	(Won)	1,804	(Won)	2,045
Installment purchase		2,471		1,359		2,027		1,479
Cash advance		3,088		1,949		3,497		2,689
Card loan (5)		3,039		1,174		2,256		1,111
Delinquency ratios (at year end) (8)
Less than 1 month		2.23%		2.70%		1.48%		1.03%
From 1 month to 3 months		4.82		5.04		3.32		1.70
From 3 months to 6 months		6.48		2.27		0.29		0.18
Over 6 months		0.02		0.05		0.11		0.11

Total		13.55%		10.06%		5.20%		3.01%

Non-performing loan ratio
Reported		15.86%		9.58%		4.55%		2.19%
Managed		11.24%		9.58%		3.91%		2.05%
Write-offs (gross)	(Won)	3,453	(Won)	1,742	(Won)	3,261	(Won)	868
Recoveries (9)		72		79		131		233

Net write-offs	(Won)	3,381	(Won)	1,663	(Won)	3,130	(Won)	635

Gross write-off ratio (10)		34.47%		34.12%		34.04%		11.85%
Net write-off ratio (11)		33.75%		32.57%		32.66%		8.67%
Asset sales		—		—		—		—
Asset securitization (12)	(Won)	3,659		—	(Won)	1,790	(Won)	810

(1)	Includes data for credit cards issued under the Kookmin Card and BC Card brands prior to September 2004.
(2)	The active ratio for KB Card and Kookmin Card represents the ratio of accounts used at least once within the last six months to total accounts as of year end, while the active ratio for BC Card represents the ratio of cards outstanding at year end that have been issued for at least six months and that have been used at least once within the last six months of the year.
(3)	Merchant fees consist of merchant membership and maintenance fees, costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, bad debt expenses, general variable expenses and other fixed costs that are charged to our member merchants. We charge our member merchants fees that range from 1.0% to 4.5%.
(4)	Represents the aggregate cumulative amount charged during the year.
(5)	Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.
(6)	Includes certain interest trust certificates issued by special purpose entities in connection with asset securitization transactions of our underlying credit card balances. Transfers of credit card balances to special purpose entities in connection with asset securitization transactions are recognized as sales under Korean GAAP but not under U.S. GAAP.

(7)	Total outstanding balances pursuant to U.S. GAAP for Kookmin Card and BC Card, respectively, were (Won)11,467 billion and (Won)3,855 billion as of December 31, 2003. The total outstanding balance pursuant to U.S. GAAP for all of our credit cards was (Won)9,421 billion as of December 31, 2004 and (Won)8,369 billion as of December 31, 2005.
(8)	Represents the ratio of delinquencies to outstanding balance. In line with industry practice, we have restructured a large portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans and have also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We discontinued the practice of providing substituted cash advances from January 2004. As of December 31, 2005, these restructured loans amounted to (Won)289 billion. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.
(9)	Does not include proceeds that we received from sales of our non-performing loans that were written off. In 2003 and 2004, such proceeds amounted to (Won)201 billion and (Won)219 billion, respectively. In 2005, we received no such proceeds.
(10)	Represents the ratio of gross write-offs for the year to average outstanding balance for the year. Under Korean GAAP, our charge-off policy is generally to write off balances which are 180 days past due, except for those balance with a reasonable probability of recovery. In 2003 and 2004, our write-off ratio under Korean GAAP increased considerably due to significant repurchases and subsequent write-offs of credit card receivables underlying asset-backed securities that were issued in late 2002.
(11)	Represents the ratio of net write-offs for the year to average outstanding balances for the year. Under Korean GAAP, our charge-off policy is generally to write off balances which are 180 days past due, except for those balance with a reasonable probability of recovery. In 2003 and 2004, our write-off ratio under Korean GAAP increased considerably due to significant repurchases and subsequent write-offs of credit card receivables underlying asset-backed securities that were issued in late 2002.
(12)	Comprises credit card balances that were transferred in asset securitization transactions. Under U.S. GAAP, these transfers are not recognized as sales and are recorded as secured borrowings.

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

We believe that by establishing a unified credit card business through our merger with Kookmin Credit Card and our adoption of the new KB Card brand, we have further enhanced this business by strengthening our risk management and maximizing our operational efficiency. In addition, we believe that our extensive branch network, brand recognition and overall size will enable us to cross-sell products such as credit cards to our existing and new customers.

To promote our credit card business, we offer services targeted to various financial profiles and customer requirements and are concentrating on:

•	strengthening cross-sales to existing customers and offering integrated financial services;

•	offering cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prizes and cash;

•	offering gold cards, platinum cards and other prime members’ cards, which have a higher credit limit and provide additional services in return for a higher fee;

•	acquiring new customers through strategic alliances and cross-marketing with retailers;

•	encouraging increased use of credit cards by existing customers through special offers for frequent users;

•	introducing new features, such as revolving credit cards, travel services and insurance;

•	developing fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet; and

•	issuing smart cards and preparing for a cardless business environment in which customers can use credit cards to make purchases by phone or over the Internet.

As of December 31, 2005, we had more than nine million cardholders. Of the credit cards outstanding, 62.7% were active, meaning that they had been used at least once during the previous six months. For 2005, our market share with respect to charge volume was 18.3% according to the Financial Supervisory Service.

Our card revenues consist principally of cash advance fees, merchant fees, credit card installment fees, interest income from credit card loans, annual fees paid by cardholders and interest and fees on late payments. Cardholders are generally required to pay for their purchases within 29 to 47 days after the date of purchase, depending on their payment cycle. Except in the case of installment purchases, accounts which remain unpaid after this period are deemed to be delinquent.

We generate other fees through a processing charge on merchants, with the average charge equaling 2.45%.

Under non-exclusive license agreements with MasterCard International Incorporated and Visa International Service Association, we also issue MasterCard and Visa credit cards.

We launched our debit card business in February 1996 in response to changing customer needs. We charge merchants an average commission of approximately 1.5% of the amounts purchased using a debit card. We also issue “check cards”, which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards. Much like debit cards, “check card” purchases are also debited directly from customers’ accounts with us. As of December 31, 2005, we had approximately 3.4 million “check card” holders, who effected “check card” transactions totaling approximately (Won)1,630 billion in 2005.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2003, 2004 and 2005, we had 156,960, 147,462 and 148,432 small- and medium-sized enterprise borrowers and 632, 629 and 809 large corporate borrowers, respectively. For 2003, 2004 and 2005, we received fee revenue from “firm banking” services offered to corporate customers, which include inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of (Won)63 billion, (Won)68 billion and (Won)78 billion, respectively. Of our branch network as of December 31, 2005, we had 96 branches dedicated exclusively to corporate banking.

The following table sets forth the balances and the percentage of our total lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers under Korean GAAP:

	As of December 31,
	2003			2004			2005
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	(Won)	41,540	28.5%	(Won)	38,240	27.7%	(Won)	36,344	26.3%
Large corporate loans		6,359	4.3		5,417	3.9		9,813	7.1

Total	(Won)	47,899	32.8%	(Won)	43,657	31.6%	(Won)	46,157	33.4%

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

The total amount of deposits from our corporate customers amounted to (Won)29,288 billion as of December 31, 2005, or 23.3% of our total deposits.

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

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2005, working capital loans and facilities loans accounted for 86.1% and 13.9%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2005, we had over 148,000 small- and medium-sized enterprise customers.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2005, secured loans and guaranteed loans accounted for, in the aggregate, 84.0% of our small- and medium-sized enterprise loans. Among the secured loans, 53.1% were secured by real estate and 46.9% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of ten years.

When evaluating the extension of working capital loans, we review the corporate customer’s creditworthiness and capability to generate cash. Furthermore, we take personal guarantees and credit guaranty letters from other financial institutions and use time and savings deposits that the borrower has with us as collateral, and may require additional collateral. We receive fees in relation to credit evaluation, collateral appraisal and other services provided in connection with a loan extension.

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

A substantial number of our small- and medium-sized enterprise customers are SOHOs, which represent sole proprietorships, individual business interests and very small corporations. We generally diversify SOHOs into two groups. The first group are those who do not typically maintain financial statements. We generally lend to this group on a secured basis. For these SOHOs we apply a strict credit risk evaluation model, which not only uses quantitative analysis related to a customer’s accounts and due amounts but also requires our credit officers to perform a qualitative analysis of each potential SOHO customer. The second group are those who maintain a double-entry book keeping system. We usually lend to this group on an unsecured basis. We evaluate the risk of this segment through the corporate credit risk system, which takes into account both financial and non-financial criteria.

Pricing

We establish the price for our corporate loan products (other than collective housing loans) based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system.

Our Market Opportunity Rate system is a periodic floating rate system which takes into account the current market interest rate and an activity-based cost, and a spread calculated to achieve a target “return on asset” ratio set for the year. As of December 31, 2005, the Market Opportunity Rate was 4.07% for three months, 4.39% for six months and 4.85% for one year.

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

Large Corporate Banking

Large corporate customers include all companies that are not small- and medium-sized enterprise customers. Due to our history of development and limitations in our articles of incorporation, large corporate banking was not a core business of the former Kookmin Bank or of H&CB prior to the merger. Our articles of incorporation provide that financial services to large corporate customers must be no more than 40% of the total amount of our Won-denominated loans. Our business focus with respect to large corporate banking has shifted from a concentration on risk management to selective expansion, within the constraints of our articles of incorporation. Specifically, we are carrying out various initiatives to improve our customer relationship with large corporate customers and plan to expand our service offerings to this segment.

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2005, working capital loans and facilities loans accounted for 94.8% and 5.2%, respectively, of our total large corporate loans. We also offer collective housing loans, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities,” to large corporate clients.

As of December 31, 2005, secured loans and guaranteed loans accounted for, in the aggregate, 21.0% of our large corporate loans. Among the secured loans, 38.1% were secured by real estate and 61.9% were secured by deposits or securities. Working capital loans generally have a maturity of one year but are extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of 10 years.

We evaluate creditworthiness and collateral for our large corporate loans in essentially the same way as we do for small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Lending Activities” above.

As of December 31, 2005, in terms of our outstanding loan balance, 37.6% of our large corporate loans was extended to borrowers in the manufacturing industry, 12.9% was extended to borrowers in the construction industry, and 19.1% was extended to borrowers in the financial and insurance industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2005, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2003, 2004 and 2005, our investment portfolio, which consists primarily of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)25,167 billion, (Won)26,790 billion and (Won)28,924 billion and represented 13.7%, 15.1% and 16.2% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2003, 2004 and 2005, we held debt securities with a total book value of (Won)23,628 billion, (Won)25,512 billion and (Won)27,876 billion, respectively, of which:

•	held-to-maturity debt securities accounted for (Won)6,137 billion, (Won)6,168 billion and (Won)10,498 billion or 26.0%, 24.2% and 37.7%, respectively;

•	available-for-sale debt securities accounted for (Won)14,925 billion, (Won)15,898 billion or and (Won)14,027 billion or 63.1%, 62.3% and 50.3%, respectively; and

•	trading debt securities accounted for (Won)2,565 billion, (Won)3,446 billion and (Won)3,351 billion or 10.9%, 13.5% and 12.0%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2003, 2004 and 2005 amounted to:

•	(Won)5,228 billion, (Won)4,748 billion and (Won)6,209 billion, or 85.2%, 77.0% and 59.1%, respectively, of our held-to-maturity debt securities;

•	(Won)4,996 billion, (Won)3,735 billion and (Won)3,394 billion, or 33.5%, 23.5% and 24.2%, respectively, of our available-for-sale debt securities; and

•	(Won)1,419 billion, (Won)916 billion and (Won)1,756 billion, or 55.3%, 26.6% and 52.4%, respectively, of our trading debt securities.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the Stock Market Division of the Korea Exchange or KOSDAQ Market Division of the Korea Exchange. As of December 31, 2003, 2004 and 2005:

•	equity securities in our available-for-sale portfolio had a book value of (Won)764 billion, (Won)252 billion and (Won)128 billion, or 4.9%, 1.6% and 0.9% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a book value of (Won)175 billion, (Won)249 billion and (Won)201 billion, or 6.4%, 6.7% and 5.7% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes foreign exchange spot contracts and derivative instruments. See “—Derivatives Trading.” Our investment portfolio also includes venture capital activities, non-marketable or restricted equity securities, investments under the equity method and investments held by our asset management subsidiary. As of December 31, 2003, 2004 and 2005, these investments had an aggregate book value of (Won)601 billion, (Won)777 billion and (Won)719 billion, respectively.

The following tables show, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity securities within our investment securities portfolio, and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2003
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	(Won)	5,024	(Won)	11	(Won)	39	(Won)	4,996
Corporate (1)		1,845		95		10		1,930
Financial institutions (2)		7,900		21		21		7,900
Foreign governments		30		9		—		39
Asset-backed securities		59		1		—		60
Subtotal		14,858		137		70		14,925

Marketable equity securities		734		30		—		764

Total available-for-sale securities	(Won)	15,592	(Won)	167	(Won)	70	(Won)	15,689

Held-to-maturity securities:
Korean treasury securities and government agencies	(Won)	5,228	(Won)	157	(Won)	8	(Won)	5,377
Corporate (3)		132		10		—		142
Financial institutions (4)		297		5		—		302
Foreign governments		—		—		—		—
Asset-backed securities		480		2		1		481

Total held-to-maturity securities	(Won)	6,137	(Won)	174	(Won)	9	(Won)	6,302

	As of December 31, 2004
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	(Won)	3,689	(Won)	48	(Won)	1	(Won)	3,736
Corporate (1)		801		22		5		818
Financial institutions (2)		11,103		38		6		11,135
Foreign governments		37		5		—		42
Asset-backed securities		166		1		—		167
Subtotal		15,796		114		12		15,898

Marketable equity securities		225		27		—		252

Total available-for-sale securities	(Won)	16,021	(Won)	141	(Won)	12	(Won)	16,150

Held-to-maturity securities:
Korean treasury securities and government agencies	(Won)	4,748	(Won)	206		—	(Won)	4,954
Corporate (3)		65		1		—		66
Financial institutions (4)		1,242		5		—		1,247
Foreign governments		—		—		—		—
Asset-backed securities		113		2		—		115

Total held-to-maturity securities	(Won)	6,168	(Won)	214		—	(Won)	6,382

	As of December 31, 2005
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	(Won)	3,426	(Won)	3	(Won)	35	(Won)	3,394
Corporate (1)		569		9		8		570
Financial institutions (2)		9,969		3		41		9,931
Foreign governments		17		2		—		19
Asset-backed securities		114		—		2		112
Other debt securities		1		—		—		1
Subtotal		14,096		17		86		14,027

Marketable equity securities		93		39		4		128

Total available-for-sale securities	(Won)	14,189	(Won)	56	(Won)	90	(Won)	14,155

Held-to-maturity securities:
Korean treasury securities and government agencies	(Won)	6,209	(Won)	37	(Won)	168	(Won)	6,078
Corporate (3)		125		—		5		120
Financial institutions (4)		3,870		—		42		3,828
Foreign governments		—		—		—		—
Asset-backed securities		294		—		4		290

Total held-to-maturity securities	(Won)	10,498	(Won)	37	(Won)	219	(Won)	10,316

(1)	Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)77 billion as of December 31, 2003, (Won)16 billion as of December 31, 2004 and (Won)14 billion as of December 31, 2005.
(2)	Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of (Won)7,390 billion as of December 31, 2003, (Won)10,206 billion as of December 31, 2004 and (Won)8,100 billion as of December 31, 2005. These financial institutions are controlled by the Korean government.
(3)	Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)36 billion as of December 31, 2003, (Won)30 billion as of December 31, 2004 and (Won)90 billion as of December 31, 2005.
(4)	Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of (Won)265 billion as of December 31, 2003, (Won)1,144 billion as of December 31, 2004 and (Won)3,476 billion as of December 31, 2005. These financial institutions are controlled by the Korean government.

Derivatives Trading

Until the full-scale launch of our derivative operations in mid-1999, we had been engaged in limited volumes of derivatives trading, mostly on behalf of our customers. Since then, our trading volume significantly increased from (Won)99,238 billion in 2003 to (Won)103,608 billion in 2004 and to (Won)112,785 billion in 2005. Our net trading revenue from derivatives and foreign exchange contracts for the year ended December 31, 2003, 2004 and 2005 was (Won)100 billion, (Won)298 billion and (Won)268 billion, respectively.

We provide and trade a range of derivatives products, including:

•	Won interest rate swaps, relating to Won interest rate risks;

•	cross-currency swaps, relating to foreign exchange risks, largely for Won against U.S. dollars;

•	foreign exchange forwards, swaps and options, relating to foreign exchange risks; and

•	equity options on the KOSPI index.

To provide more sophisticated and complete treasury risk management services to our clients, we entered into a business alliance with Australia’s Macquarie Bank in December 1998. Macquarie Bank, established in 1969, is a leading provider of financial services offering a full range of investment banking, commercial banking and retail financial services globally. Through this alliance, we were able to combine Macquarie Bank’s derivatives expertise, risk management systems and methodologies with our established local infrastructure and strong market presence.

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

The following shows the estimated fair value of our derivatives and foreign exchange spot contracts as of December 31, 2003, 2004 and 2005:

	As of December 31,
	2003				2004				2005
	Estimated fair value assets		Estimated fair value liabilities		Estimated fair value assets		Estimated fair value liabilities		Estimated fair value assets		Estimated fair value liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	2	(Won)	2	(Won)	8	(Won)	5		—		—
Foreign exchange derivatives		411		315		1,998		1,846	(Won)	906	(Won)	820
Interest rate derivatives (1)		149		245		323		372		234		245
Equity derivatives		214		200		72		74		62		62
Others		—		—		—		—		—		—

Total	(Won)	776	(Won)	762	(Won)	2,401	(Won)	2,297	(Won)	1,202	(Won)	1,127

(1)	Includes those for trading purposes and hedging purposes.

The following table shows the unrealized gains and losses of derivatives held or issued for hedging purposes that qualified for hedge accounting under U.S. GAAP, as of December 31, 2003, 2004 and 2005:

	As of December 31,
	2003				2004				2005
	Unrealized gains		Unrealized losses		Unrealized gains		Unrealized losses		Unrealized gains		Unrealized losses
	(in billions of Won)
Interest rate derivatives	(Won)	3	(Won)	3	(Won)	10	(Won)	10	(Won)	52	(Won)	52

Total	(Won)	3	(Won)	3	(Won)	10	(Won)	10	(Won)	52	(Won)	52

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products to reinforce our position as a leading bank with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of (Won)6,865 billion in 2005, (Won)9,214 billion in 2004 and (Won)10,886 billion in 2003. Most of these securities were sold to institutional investors through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Through December 31, 2005, call loans were defined as short-term lending among banks and financial institutions either in Won with maturities of 90 days or less or in foreign currencies with maturities of 30 days or less. Typically, call loans have maturities of one day. As of December 31, 2005, we had made call loans of (Won)1,713 billion and borrowed call money of (Won)1,254 billion, compared to (Won)2,993 billion and (Won)652 billion, respectively, as of December 31, 2004. Starting in 2006, we also include as call loans foreign currency lending among banks and financial institutions with maturities of 90 days or less.

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

In 2005, under Korean GAAP, we generated investment banking revenue of (Won)86 billion, consisting of (Won)29 billion of interest income and (Won)57 billion of fee income.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2003		2004		2005
	(in millions of US$)
Total foreign currency assets	US$	5,439	US$	5,465	US$	7,435
Foreign currency borrowings:
Long-term borrowings		1,671		1,485		1,714
Short-term borrowings		1,324		730		1,830

Total borrowings	US$	2,995	US$	2,215	US$	3,544

The table below sets forth our overseas subsidiaries and branches currently in operation as of December 31, 2005:

Business Unit(1)	Location
Subsidiaries
Kookmin Bank Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
Branches
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters.

In December 2003, we invested approximately 121 million Singapore dollars for an approximately 25% interest in Sorak Financial Holdings, which was originally owned by Temasek Holdings, the Singapore government’s investment vehicle. We made this investment as part of a consortium with Temasek and other parties that was formed to bid for a majority interest in Bank Internasional Indonesia, an Indonesian commercial bank, being auctioned by the Indonesian Bank Restructuring Agency. With the capital contributions made by the consortium members, Sorak Financial Holdings acquired an approximately 57% interest in Bank Internasional Indonesia. As a member of the consortium, we participate in the management of Bank Internasional Indonesia.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 36 investment trust management companies and asset management companies, which are entities established to invest in securities using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian, settlement and clearing agent and fund administrator for 59 financial institutions with respect to various securities investments. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2005, our fee income from our trustee and custodian services was (Won)18.6 billion and revenues collected as a result of administration of the underlying securities investments were (Won)4.7 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for unspecified money trusts, which are trusts the assets of which we generally have broad discretion in investing. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of the net asset value of the assets under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2005, our basic fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 24 types of money trusts. The money trusts we manage are generally trusts with a fixed maturity. Approximately half of our money trusts also provide periodic distributions of dividend.

Under Korean law, the assets of our trust accounts are segregated from our banking account assets and are not available to satisfy the claims of any of our potential creditors. We are, however, permitted to deposit surplus funds generated by trust assets into our banking accounts.

As of December 31, 2005, the total balance of our money trusts (under Korean GAAP) was (Won)7,406 billion. As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we historically have not consolidated money trust accounts in our financial statements or recognized the acquisition of such accounts in accordance with the purchase method of accounting due to the fact that these are not our assets but customer assets. As more fully discussed in Note 10 to our financial statements, however, beginning in 2004, we began consolidating money trusts for which we guaranteed both the principal and a fixed rate of interest (as described below) under U.S. GAAP. Under Korean GAAP, we consolidate money trusts for which we guaranteed the principal amount invested as well as those for which we guaranteed both the principal and a fixed rate of interest.

	As of December 31,
	2003		2004		2005
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	0.4	(Won)	0.3	(Won)	0.3
Principal guaranteed trusts		3,261		3,162		3,188
Performance trusts (1)		7,017		3,867		4,218

Total	(Won)	10,278	(Won)	7,029	(Won)	7,406

(1)	Non-guaranteed trusts.

The balance of our money trusts decreased 27.9% between December 31, 2003 and December 31, 2005.

As of December 31, 2005, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2005, under Korean GAAP, our trust accounts had invested in securities in the aggregate amount of (Won)6,668 billion, of which (Won)6,242 billion was debt securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2005, under Korean GAAP, our trust accounts had made loans in the principal amount of (Won)328 billion (excluding loans from the trust accounts to our banking accounts of (Won)569 billion), which accounted for 4.2% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2005, 98.0% of the amount of loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by asset management companies. On a Korean GAAP basis, as of December 31, 2005, equity securities in our money trust accounts amounted to (Won)426 billion, which accounted for 5.5% of our total money trust assets. Of this amount, (Won)372 billion was from specified money trusts and (Won)54 billion was from unspecified money trusts.

We currently continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On a Korean GAAP basis, as of December 31, 2005, the balance of the money trusts for which we guaranteed the principal was (Won)3,188 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2003, 2004 and 2005 we made no significant payments from our banking accounts to cover shortfalls in our guaranteed trusts. On a Korean GAAP basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of (Won)232 billion in 2003, (Won)102 billion in 2004 and (Won)121 billion in 2005.

The Indirect Investment Asset Management Business Act, which applies to unspecified money trusts, took effect in January 2004. Under that law, a bank is not permitted to offer unspecified money trust products, which was a core product in our trust business, after July 2004 (except under certain limited circumstances) and is required to qualify as an asset management company by such date in order to manage any newly offered unspecified money trust products. See “—Principal Regulations Applicable to Banks—Trust Business.” Because we did not qualify as an asset management company under the Indirect Investment Asset Management Business Act, since July 2004, we have continued to directly manage only trust products sold before July 2004 and have concentrated on product marketing. Trust products sold after July 2004 are managed by KB Asset Management. We believe that we can leverage our extensive sales network in connection with KB Asset Management’s unspecified money trust operations.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2005, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. As of December 31, 2005, the aggregate balance of our property trusts decreased to (Won)9,854 billion, compared to (Won)12,534 billion in 2004.

The property trusts are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

We offer securities investment trust products to customers and manage the funds invested by them in investment trusts, through our subsidiary, KB Asset Management, which is 80% owned by us and 20% owned by ING Insurance International B.V. As of December 31, 2005, KB Asset Management had (Won)12,765 billion of assets under management.

Management of the National Housing Fund

We manage the operations of the National Housing Fund. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small-sized housing. The operations of the National Housing Fund include providing and managing National Housing Fund loans, issuing National Housing Fund bonds and collecting subscription savings deposits.

In return for managing the operations of the National Housing Fund we receive a monthly fee, calculated based on activity levels for the relevant month. In 2005, we received total fees of (Won)180 billion for managing the National Housing Fund, which accounted for 9.3% of our total fee and commission revenue during 2005, compared to (Won)161 billion in 2004.

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

Bancassurance

The Korean government’s liberalization of the bancassurance market in Korea has allowed us to offer insurance products of other institutions since September 2003. We currently market a wide range of bancassurance products and hope to develop additional fee-based revenues by expanding our offering of these products in the future.

In December 2002, we entered into a strategic alliance agreement with ING Bank N.V., ING Insurance International B.V. and ING Life Insurance Company, Korea, Ltd., pursuant to which ING Life Insurance Company, Korea, Ltd. would be the exclusive provider of life insurance products for our bancassurance business so long as ING Groep N.V. and its affiliates maintain a minimum shareholding in us as defined in the strategic alliance agreement. This was in anticipation of the revision by the Korean government of relevant regulations to liberalize the bancassurance market and allow non-insurance distribution channels, such as banks and other financial institutions, to offer banking and insurance products beginning in August 2003. The Korean government, however, subsequently announced that banks and other financial institutions may not enter into an exclusive relationship with a single insurance company for the provision of life insurance products. In August 2003, we amended and restated the strategic alliance agreement to a non-exclusive, commercial relationship-based alliance. See “Item 4A. History and Development of the Company—History of H&CB,” “Item 7B. Related Party Transactions” and “Item 10C. Material Contracts.”

In April 2004, we entered into an agreement with the Korea Deposit Insurance Corporation to purchase the assets and liabilities of Hanil Life Insurance for (Won)2.5 billion, in order to expand our bancassurance business. In connection with our acquisition, which was completed in June 2004, we also established a new wholly-owned insurance subsidiary, KB Life Insurance Co., Ltd., to which we contributed the acquired assets and liabilities. Through KB Life, we have been seeking to develop more specialized bancassurance products, tailored to the needs and preferences of specific customer profiles.

Currently, our bancassurance business has alliances with ten life insurance companies and eight non-life insurance companies and offers 38 different products through our branch network. These products are composed of 21 types of life insurance policies such as annuities, savings insurance and variable life insurance, and 17 types of non-life insurance products. In 2005, our commission income from our bancassurance business amounted to (Won)134 billion.

Other Distribution Channels

The following table sets forth information under Korean GAAP, for the periods indicated, on the number of users and transactions and the fee revenue of the other services provided to our retail and corporate customers, which are discussed below:

	For the year ended December 31,
	2003		2004		2005
Phone banking:
Number of users (1)		1,577,488		1,573,505		1,678,791
Number of transaction (thousands)		252,297		285,892		308,714
Fee revenue (in millions of Won)	(Won)	14,503	(Won)	18,021	(Won)	20,770
Internet banking:
Number of users (1)		3,602,146		3,223,671		4,337,349
Number of transactions (thousands)		388,298		566,192		903,769
Fee revenue (in millions of Won)	(Won)	11,743	(Won)	19,296	(Won)	25,722

(1)	Users are defined as persons who had recorded a transaction within the past six months (excluding overlapping and inactive customers).

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

Internet Banking

We began to offer a variety of services over the Internet beginning in July 1999. Our goal is to consolidate our position as a market leader in on-line banking. Our Internet banking services currently include:

•	Basic Banking Services—these include all of the banking services offered through our telephone banking services, including funds transfers, balance and transaction inquiries, credit card transaction inquiries, pre-set automatic transfers and product inquiries;

•	Processing of Loan Applications—we quickly process and approve on-line loan applications; and

•	Electronic Certification—we offer an electronic certification service, which permits Internet users to authenticate transactions on a confidential basis through digital signatures.

Mobile Banking

Mobile banking services allow customers to use mobile phones or PDAs (Personal Digital Assistants) to make inter-account transfers and balance and other transaction inquiries. There are currently three mobile phone service providers in Korea, SK Telecom, KT Freetel, and LG Telecom, and we provide our services in association with all three. Our mobile banking services currently include:

•	Basic Banking Services—these include fund transfers and balance and transaction inquiries;

•	Mobile Stock Trading—mobile banking customers can use their mobile phone to trade stocks; and

•	Mobile Lottery and Application for Housing—we offer a mobile lottery purchasing service (Instant Lotto, Housing Lotto, Keno) and mobile submissions of applications for housing.

Lottery Business

We have been designated by the government as a “lottery operator” and have been permitted to conduct ticket sales, marketing and sales network management in connection with two lotteries, the “Housing Lottery” and the “Lotto 6/45,” since 1969 and 2002, respectively. These lotteries are owned by the Korean government. In 2005, we received (Won)17 billion in fees in connection with managing lottery prize payouts and marketing activities.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information. We have continued to develop our firm banking services and, as of December 31, 2005, we provided cash management services to over 1,200 large corporations and small- and medium-sized enterprises.

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

In addition, the Korean commercial banking sector is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea during the last five years, including the establishment of financial holding companies, which have reduced the number of nationwide commercial banks in Korea from 16 as of December 31, 1997, to seven banks and three financial holding companies as of December 31, 2005. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, as well as Standard Chartered Bank’s acquisition of Korea First Bank in April 2005. Merger and acquisition activity in the Korean commercial banking sector may continue, and we intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers. In addition, some of the banks resulting from these mergers may, by virtue of the increased size, provide significantly greater competition than what exists at present.

For additional information, you should read the section entitled “Item 3D. Risk Factors—Risks relating to competition.”

Information Technology

As a result of the merger between the former Kookmin Bank and H&CB, we completed the integration of our bank IT operations onto a single platform in September 2002 (based on H&CB’s platform but incorporating functionalities of the former Kookmin Bank’s platform). This system is fully integrated and provides information to all offices and branches. In addition, following the merger with Kookmin Credit Card in September 2004, we integrated our credit card IT operations onto a single platform.

Our host-based IT system is designed to ensure continuity of services even where there is a failure of the host data center due to a natural disaster or other accidents. Our credit card IT system conducts off-site back-up using IBM systems. In addition, through the implementation of Parallel Sysplex, which is a new information system (also known as a “multi-host system”), our bank and credit card systems are designed and operated to be able to process transactions without material interruption in the event of an internal system failure.

The integrity of our IT systems, and their ability to withstand potential catastrophic events (such as natural calamities and internal system failures), is crucial to our continuing operations. We currently test our disaster recovery systems on a quarterly basis, with the branch verification capability being tested twice a year and the main IT center disaster recovery system tested four times a year. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management.”

We believe that continuous evolution of our IT system is crucial in supporting our operations management and providing high-quality customer service. Accordingly, we plan to upgrade and improve our system by taking the following initiatives:

•	developing our next-generation system, by building on our “KB Enterprise Service Architecture” framework, which we applied in developing our sales support system for investment trust products and our retirement and pension service system;

•	strengthening our security system by periodically consulting with security experts, centralizing control and management of the security system, researching and developing a public key encryption system and improving our firewall and virus prevention system; and

•	continuously replacing and upgrading our hardware and software for central systems, such as our mainframe, servers, storage and network facilities and branch equipment such as PCs, ATMs and cash dispensers.

Timely offering of IT services to support business opportunities is important in retaining our competitiveness. We developed and successfully implemented the following IT services in mid-2005:

•	a bank-wide, integrated customer relationship management system to help identify potential and cross-marketing opportunities by providing comprehensive customer information including transaction history; and

•	various other IT systems and services, including a new system to support our bancassurance businesses, a retirement pension system, a large corporate customer management system, and a sales support system for investment trust products.

We are also seeking to enhance our internal controls and system backup capabilities as follows:

•	We completed in March 2006 a diagnostic test for the overall IT infrastructure through a third-party consultant and conducted a detailed technical inspection of our major IT facilities.

•	We have begun a project to build a comprehensive disruptions and services management system to develop rapid and systematic responses to disruptions and to improve IT service quality through an integrated monitoring system for our major IT resources.

•	We strengthened our internal accounting controls system by computerizing accounting records which had previously been manually maintained.

In 2005, we spent approximately (Won)198 billion for our IT systems, including expenses related to upgrades and stability enhancement for our IT systems and development of the To-Be system. As of December 31, 2005, we employed a total of approximately 650 employees in connection with our IT operations.

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

Loan Portfolio

As of December 31, 2005, our total loan portfolio decreased to (Won)138,012 billion compared to (Won)138,124 billion at December 31, 2004. As of December 31, 2005, 95.6% of our total loans were Won-denominated loans.

Loan Types

The following table presents loans by type for the periods indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2001		2002		2003		2004		2005
	(in billions of Won)
Domestic:
Corporate
Commercial and industrial (1)	(Won)	36,113	(Won)	40,072	(Won)	41,096	(Won)	38,427	(Won)	39,636
Construction		4,141		6,385		6,061		4,459		5,025
Lease financing		568		—		—		—		—
Other corporate		1,669		1,045		742		771		1,496
Retail
Mortgage and home equity		37,194		46,195		52,477		57,965		59,143
Other consumer		23,312		28,066		28,727		25,963		23,114
Credit cards		16,751		22,643		15,322		9,421		8,369

Total domestic		119,748		144,406		144,425		137,006		136,783

Foreign:
Corporate
Commercial and industrial		1,146		1,426		1,433		1,118		1,229

Total foreign		1,146		1,426		1,433		1,118		1,229

Total gross loans	(Won)	120,894	(Won)	145,832	(Won)	145,858	(Won)	138,124	(Won)	138,012

(1)	Commercial and industrial loans include (Won)334 billion, (Won)165 billion, (Won)3 billion, (Won)335 billion and (Won)222 billion of loans to Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2001, 2002, 2003, 2004 and 2005, respectively.

Loan Concentrations

We limit our exposure to any single borrower to 10% of our total Tier I and Tier II capital, depending on their rating under our credit scoring system. We also limit our exposure to any single chaebol to 20.0% of our total Tier I and Tier II capital (less any capital deductions).

20 Largest Exposures by Borrower

As of December 31, 2005, our 20 largest exposures totaled (Won)22,034 billion and accounted for 13.6% of our total exposures. The following table sets forth, as of December 31, 2005, our total exposures to these top 20 borrowers:

	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Company	Won currency		Foreign currency
	(in billions of Won)
The Bank of Korea	(Won)	0	(Won)	0	(Won)	0	(Won)	12,034	(Won)	0	(Won)	12,034	(Won)	0
Korea Deposit Insurance Corporation		0		0		0		1,586		0		1,586		0
Hyundai Heavy Industries		0		0		0		0		1,128		1,128		0
Woori Bank		0		280		0		548		0		828		0
The Korea Development Bank		0		0		0		800		0		800		0
Korea Highway Corporation		100		0		6		445		0		551		0
LG Electronics		0		471		8		29		3		511		0
Kia Motors		0		385		2		77		21		485		0
Korean National Housing Corporation		447		0		0		30		0		477		0
LG Card		238		0		219		0		0		457		238
Shinhan Bank		0		0		0		387		0		387		0
SC First Bank		0		0		0		346		0		346		0
Industrial Bank of Korea		0		0		8		337		0		345		0
Samsung Heavy Industries		0		1		5		0		338		344		0
INI Steel		206		19		0		0		96		321		0
Samsung Electronics		6		283		26		0		0		315		0
Hanjin Shipping		200		104		1		0		0		305		0
Societe Generale		0		0		0		0		294		294		0
Hana Bank		0		0		0		263		0		263		0
Hyundai Capital		240		0		0		17		0		257		0

Total	(Won)	1,437	(Won)	1,543	(Won)	275	(Won)	16,899	(Won)	1,880	(Won)	22,034	(Won)	238

As of December 31, 2005, eight of these top 20 borrowers were companies belonging to the 25 largest chaebols in Korea.

Exposure to Chaebols

As of December 31, 2005, 4.7% of our total exposure was to the 25 largest chaebols in Korea. The following table shows, as of December 31, 2005, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans						Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Chaebol	Won currency		Foreign currency		Equity securities
	(in billions of Won)
Samsung (1)	(Won)	755	(Won)	488	(Won)	50	(Won)	0	(Won)	494	(Won)	1,787	(Won)	0
Hyundai Motors (2)		468		610		14		155		254		1,501		0
Hyundai Heavy Industries (3)		0		0		0		5		1,197		1,202		0
LG (4)		62		507		14		42		5		630		0
Hanjin Shipping (5)		300		303		4		10		0		617		0
SK Corporation (6)		64		109		13		4		51		241		0
Lotte (7)		119		43		14		39		12		227		0
Hanwha (8)		212		2		6		0		5		225		0
KT Corporation (9)		162		7		8		39		1		217		0
Kumho Asiana (10)		147		1		5		0		1		154		0

Total	(Won)	2,289	(Won)	2,070	(Won)	128	(Won)	294	(Won)	2,020	(Won)	6,801	(Won)	0

(1)	Includes principally Samsung Electronics Co., Ltd., Samsung Corporation and Samsung Heavy Industries Co., Ltd.
(2)	Includes principally Hyundai Motor Company Co., Ltd., Kia Motors Corporation and INI Steel Company.
(3)	Includes principally Hyundai Heavy Industries Co., Ltd. and Hyundai Mipo Dockyard Co., Ltd.
(4)	Includes principally LG Electronics Inc., LG.Philips LCD Co., Ltd. and LG Petrochemical Co., Ltd.
(5)	Includes principally Hanjin Shipping Co., Ltd., Korean Air Lines Co., Ltd. and Hanjin Corporation.
(6)	Includes principally SK Corporation, SK Telecom Co., Ltd. and SK Shipping Co., Ltd.
(7)	Includes principally Lotte Shopping Co., Ltd., Lotte Engineering and Construction and Lotte Chilsung Beverage Co., Ltd.
(8)	Includes principally Hanwha Stores Co., Ltd., Hanwha Corporation and Hanwha Chemical Corporation.
(9)	Includes principally KT Corporation, KT Linkus and KT Freetel Co., Ltd.
(10)	Includes principally Korea Integrated Freight Terminal Co., Ltd., Kumho Industrial Co., Ltd. and Asiana Airlines.

Loan Concentration by Industry

The following table shows the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2005:

Industry	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Manufacturing	(Won)	15,461	32.6%
Retail and wholesale		7,539	15.9
Hotel, leisure or transportation		4,284	9.0
Real estate		7,156	15.1
Construction		5,042	10.6
Finance and insurance		2,344	5.0
Other		5,560	11.8

Total	(Won)	47,386	100.0%

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans, by outstanding loan amount, as of December 31, 2005:

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Commercial and industrial loans
Up to (Won)10 million	(Won)	180	0.1%
Over (Won)10 million to (Won)50 million		3,017	2.2
Over (Won)50 million to (Won)100 million		3,044	2.2
Over (Won)100 million to (Won)500 million		12,660	9.2
Over (Won)500 million to (Won)1 billion		4,964	3.6
Over (Won)1 billion to (Won)5 billion		6,057	4.4
Over (Won)5 billion to (Won)10 billion		1,614	1.2
Over (Won)10 billion to (Won)50 billion		4,947	3.6
Over (Won)50 billion to (Won)100 billion		1,359	1.0
Over (Won)100 billion		1,794	1.3

Sub-total		39,636	28.8

	Aggregate loan balance	Percentage of total loan balance
	(in billions of Won)
Construction loans
Up to (Won)10 million	12	0.0
Over (Won)10 million to (Won)50 million	194	0.1
Over (Won)50 million to (Won)100 million	249	0.2
Over (Won)100 million to (Won)500 million	1,010	0.7
Over (Won)500 million to (Won)1 billion	404	0.3
Over (Won)1 billion to (Won)5 billion	731	0.5
Over (Won)5 billion to (Won)10 billion	309	0.3
Over (Won)10 billion to (Won)50 billion	1,142	0.8
Over (Won)50 billion to (Won)100 billion	454	0.3
Over (Won)100 billion	520	0.4

Sub-total	5,025	3.6

Other corporate loans
Up to (Won)10 million	11	0.0
Over (Won)10 million to (Won)50 million	118	0.1
Over (Won)50 million to (Won)100 million	136	0.1
Over (Won)100 million to (Won)500 million	505	0.4
Over (Won)500 million to (Won)1 billion	167	0.1
Over (Won)1 billion to (Won)5 billion	213	0.1
Over (Won)5 billion to (Won)10 billion	188	0.1
Over (Won)10 billion to (Won)50 billion	158	0.1

Sub-total	1,496	1.0

Credit cards
Up to (Won)10 million	6,929	5.0
Over (Won)10 million to (Won)50 million	661	0.5
Over (Won)50 million to (Won)100 million	16	0.0
Over (Won)100 million to (Won)500 million	55	0.0
Over (Won)500 million to (Won)1 billion	46	0.0
Over (Won)1 billion to (Won)5 billion	112	0.1
Over (Won)5 billion to (Won)10 billion	52	0.0
Over (Won)10 billion to (Won)50 billion	259	0.2
Over (Won)50 billion to (Won)100 billion	—	—
Over (Won)100 billion	239	0.2

Sub-total	8,369	6.0

Mortgage and home equity loans
Up to (Won)10 million	2,107	1.5
Over (Won)10 million to (Won)50 million	18,769	13.6
Over (Won)50 million to (Won)100 million	19,476	14.2
Over (Won)100 million to (Won)500 million	18,292	13.3
Over (Won)500 million to (Won)1 billion	458	0.3
Over (Won)1 billion to (Won)5 billion	29	0.0
Over (Won)5 billion to (Won)10 billion	12	0.0
Over (Won)10 billion to (Won)50 billion	—	—

Sub-total	59,143	42.9

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Other consumer loans
Up to (Won)10 million		7,882	5.8
Over (Won)10 million to (Won)50 million		8,799	6.4
Over (Won)50 million to (Won)100 million		2,377	1.7
Over (Won)100 million to (Won)500 million		3,472	2.5
Over (Won)500 million to (Won)1 billion		447	0.3
Over (Won)1 billion to (Won)5 billion		137	0.1
Over (Won)5 billion to (Won)10 billion		—	—

Sub-total		23,114	16.8

Foreign commercial and industrial loans
Up to (Won)10 million		—	—
Over (Won)10 million to (Won)50 million		5	0.0
Over (Won)50 million to (Won)100 million		9	0.0
Over (Won)100 million to (Won)500 million		91	0.1
Over (Won)500 million to (Won)1 billion		79	0.0
Over (Won)1 billion to (Won)5 billion		375	0.3
Over (Won)5 billion to (Won)10 billion		167	0.1
Over (Won)10 billion to (Won)50 billion		401	0.3
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		102	0.1

Sub-total		1,229	0.9

Total	(Won)	138,012	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2005. The amounts disclosed are before deduction of allowance for loan losses:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic:
Corporate
Commercial and industrial	(Won)	30,207	(Won)	7,126	(Won)	2,303	(Won)	39,636
Construction		3,163		1,688		174		5,025
Other corporate		1,496		0		0		1,496

Total corporate		34,866		8,814		2,477		46,157
Retail
Mortgage and home equity		21,006		21,592		16,545		59,143
Other consumer		16,602		5,771		741		23,114

Total retail		37,608		27,363		17,286		82,257

Credit cards		7,940		428		1		8,369

Total domestic		80,414		36,605		19,764		136,783
Foreign:
Corporate
Commercial and industrial		545		493		191		1,229

Total foreign		545		493		191		1,229

Total gross loans	(Won)	80,959	(Won)	37,098	(Won)	19,955	(Won)	138,012

Interest Rate Sensitivity

The following table shows, as of December 31, 2005, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2005
	(in billions of Won)
Fixed rate (1)	(Won)	9,461
Variable or adjustable rates (2)		53,635

Total gross loans	(Won)	63,096

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Non-Trading Activities.”

Credit Exposures to Companies in Workout, Corporate Reorganization and Composition

Workout is a voluntary procedure through which we, together with borrowers and other creditors, restructure a borrower’s credit terms. Between 1998 and 2001, we joined with other financial institutions in Korea in establishing and implementing voluntary workout procedures. On July 18, 2001, the National Assembly of Korea adopted the Corporate Restructuring Promotion Act, which became effective in September 2001 and expired on December 31, 2005. The Corporate Restructuring Promotion Act replaced the previously established workout procedures. The Act applies to more than 420 financial institutions in Korea, which include commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower must participate in a creditors’ committee to prepare a restructuring plan. The approval of creditor financial institutions holding not less than 75% of the total debt outstanding of a borrower (as well as 75% of the total outstanding secured debt, if the restructuring plan includes debt restructuring) finalizes the borrower’s restructuring plan, including debt restructuring and provision of additional funds. Once approved, the plan is also binding on all the creditor financial institutions of the borrower. Any creditor financial institution that disagrees with the final restructuring plan approved by the creditors’ committee has the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting creditor financial institution fail to come to an agreement on the terms of purchase, a coordination committee consisting of seven experts will be set up to resolve the matter. These procedures may require us to participate in a plan that we do not agree with or may require us to sell our claims at prices that we do not believe are adequate. The Korean government is currently in the process of amending the Corporate Restructuring Promotion Act to extend its effective term. The Korean government has announced that if it does not extend the effective term of the Corporate Restructuring Promotion Act, it would adopt a voluntary system similar to the restructuring procedures under the Corporate Restructuring Promotion Act.

Currently, all of our workout loans are managed by our corporate restructuring department and our corporate credit analysis department. Upon approval of the workout plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout or restructuring, corporate reorganization or composition, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

The Law Concerning Credit Restoration and Bankruptcy was enacted on March 31, 2005 and became effective on April 1, 2006. After the Law Concerning Credit Restoration and Bankruptcy became effective, each of the Company Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act was abolished. The Law Concerning Credit Restoration and Bankruptcy contains notable changes to previously existing corporate reorganization and composition procedures, including nullification of the composition procedures currently in place and the modification of reorganization procedures, whereby existing management would continue to oversee a company’s reorganization process (except that the court would be empowered to appoint a third-party receiver under certain circumstances). Notwithstanding this legislative change, any composition or company reorganization proceedings that were pending at the time the new law became effective will continue to be governed under the Composition Act and the Company Reorganization Act, respectively.

The Company Reorganization Act and the Composition Act provided for corporate reorganization proceedings and composition proceedings, both of which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company, such restructuring plan being subject to court approval. Corporate reorganization and composition proceedings differ in two principal ways. First, in a corporate reorganization, the court appoints a receiver who has the power, subject to court supervision, to conduct all of the company’s business and manage all of the company’s property and assets. In composition, however, the company’s existing management continues to manage the company and negotiate on its behalf with its major creditors to solve what will generally be interpreted as a temporary insolvency problem. Second, in corporate reorganization, any creditor whose claim against the company arose before the corporate reorganization proceeding began, whether secured or unsecured, may only enforce those claims in the manner and to the extent provided for in the reorganization plan. If a creditor intends to participate in a reorganization plan, it must file its claim with the court within a period fixed by the court. In composition, however, secured creditors are not subject to the composition plan, and are entitled to foreclose on their collateral outside of the composition proceeding. To the extent that a secured creditor has any uncollected deficiency after it forecloses on its collateral, it may then participate in the composition proceeding as an unsecured creditor with respect to that balance.

A portion of our loans to and debt securities of corporate customers are currently in workout or restructuring. As of December 31, 2005, (Won)646 billion or 0.4% of our total loans and debt securities were in workout or restructuring. This included (Won)438 billion of loans to and debt securities of large corporate borrowers and (Won)208 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2005, our ten largest exposures that were in workout or restructuring, including composition or court receivership:

	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Company	Won currency		Foreign currency
	(in billions of Won)
LG Card	(Won)	238	(Won)	0	(Won)	219	(Won)	0	(Won)	0	(Won)	457	(Won)	238
Hyundai Engineering & Construction		79		0		37		16		15		147		79
Saehan Industries		0		6		6		7		5		24		6
Daewoo Electronics		13		0		7		0		0		20		13
Dongkuk Corporation		14		2		0		0		0		16		16
KP Chemical Corp.		0		0		14		0		0		14		0
Hynix Semiconductor		0		0		6		5		0		11		0
Daekyung Machinery & Engineering		3		0		0		0		8		11		3
Hankook Ilbo		10		0		0		0		0		10		10
Partsnic Components		0		10		0		0		0		10		10

Total	(Won)	357	(Won)	18	(Won)	289	(Won)	28	(Won)	28	(Won)	720	(Won)	375

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

We establish loan loss allowances for corporate loans based on whether a particular loan is identified as impaired or not. Loan loss allowances are established for impaired loans, in general, by discounting the estimated future cash flow (both principal and interest) we expect to receive on such loans. Where the entire impaired loan or a portion of the impaired loan is secured by collateral or a guarantee, the fair value of the collateral or the guarantee payment is considered in establishing the level of the allowance. Alternatively, for impaired loans that are considered collateral-dependent, the amount of impairment is determined by reference to the fair value of the collateral. In addition, for certain foreign corporate loans that are considered impaired, the fair value is determined by reference to observable market prices, when available. We also establish allowances for losses for corporate loans that have not been individually identified as impaired. These allowances are based on historical migration and loss information.

The following table sets out, at the dates indicated, the percentage of our impaired corporate loans covered by loan loss allowances, based on their loan classification:

	As of December 31,
	2001	2002	2003	2004	2005
	(percentages)
Normal	3.4%	3.2%	3.7%	3.8%	6.6%
Precautionary	14.2	12.7	19.5	9.7	8.3
Substandard	29.4	27.8	23.5	21.9	23.2
Doubtful	78.6	69.1	69.7	77.7	74.0
Estimated loss	93.5	91.8	85.8	89.9	92.2

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

As of December 31,	Normal amount		%	Amount past due 1-3 months		%	Amount past due 3-6 months		%	Amount past due more than 6 months		%	Total amount
	(in billions of Won, except percentages)
2003	(Won)	139,317	95.5%	(Won)	2,441	1.7%	(Won)	1,527	1.0%	(Won)	2,573	1.8%	(Won)	145,858
2004		133,743	96.8		1,207	0.9		701	0.5		2,473	1.8		138,124
2005		134,079	97.1		784	0.6		561	0.4		2,588	1.9		138,012

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

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2005, we would have recorded gross interest income of (Won)491 billion compared to (Won)763 billion for the year ended December 31, 2004 and (Won)916 billion for the year ended December 31, 2003 on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2003, 2004 and 2005 was (Won)447 billion, (Won)258 billion and (Won)326 billion, respectively.

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

The following table shows, at the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due one day or more:

	As of December 31,
	2001		2002		2003		2004		2005
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	3,976	(Won)	2,578	(Won)	2,883	(Won)	2,975	(Won)	1,912
Consumer		4,691		9,756		9,298		6,590		3,795

Sub-total		8,667		12,334		12,181		9,565		5,707

Accruing loans which are contractually past due one day or more as to principal or interest (1)
Corporate		106		268		167		91		111
Consumer		1,471		2,689		2,481		1,020		1,198

Sub-total		1,577		2,957		2,648		1,111		1,309

Total	(Won)	10,244	(Won)	15,291	(Won)	14,829	(Won)	10,676	(Won)	7,016

(1)	Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)27 billion, (Won)82 billion, (Won)39 billion, (Won)11 billion and (Won)22 billion of corporate loans as of December 31, 2001, 2002, 2003, 2004 and 2005, respectively.

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2001		2002		2003		2004		2005
	(in billions of Won)
Loans, which are classified as “troubled debt restructurings”	(Won)	2,206	(Won)	1,662	(Won)	1,338	(Won)	1,050	(Won)	613

For 2005, interest income that would have been recorded under the original contract terms of restructured loans amounted to (Won)59 billion, out of which (Won)51 billion was reflected as interest income during 2005.

Potential Problem Loans

As of December 31, 2005, we had (Won)1,950 billion of loans which were current as to payment of principal and interest but where there existed serious doubt as to the ability of the borrower to comply with repayment terms in the near future.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2002, we had debt securities with an amortized cost of (Won)79 billion and a market value of (Won)93 billion on which interest was past due. As of December 31, 2003, 2004 and 2005, we did not have any debt securities on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans greater than 90 days past due. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Provisioning Policy” above.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2001		2002		2003		2004		2005
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	3,376	(Won)	3,912	(Won)	4,116	(Won)	3,175	(Won)	3,149
As a percentage of total loans		2.8%		2.7%		2.8%		2.3%		2.3%

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

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2001			2002			2003			2004			2005
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Commercial and industrial	(Won)	1,487	44.0%	(Won)	1,284	32.8%	(Won)	1,376	33.4%	(Won)	1,548	48.8%	(Won)	1,526	48.5%
Construction		402	11.9		403	10.3		264	6.4		250	7.9		223	7.1
Lease financing		20	0.6		—	—		—	—		—	—		—	—
Other corporate		89	2.6		23	0.6		13	0.4		11	0.4		5	0.2

Total corporate		1,998	59.1		1,710	43.7		1,653	40.2		1,809	57.0		1,754	55.7
Retail
Mortgage and home equity		614	18.2		699	17.9		1,150	27.9		1,088	34.3		855	27.1
Other consumer		432	12.8		577	14.8		463	11.4		241	7.6		516	16.4

Total retail		1,046	31.0		1,276	32.7		1,613	39.3		1,329	41.9		1,371	43.5
Credit cards		218	6.5		905	23.1		723	17.4		32	1.0		21	0.7
Total domestic		3,262	96.6		3,891	99.5		3,989	96.9		3,170	99.9		3,146	99.9

Foreign:
Corporate
Commercial and industrial		114	3.4		21	0.5		127	3.1		5	0.1		3	0.1

Total foreign		114	3.4		21	0.5		127	3.1		5	0.1		3	0.1

Total non-performing loans	(Won)	3,376	100.0%	(Won)	3,912	100.0%	(Won)	4,116	100.0%	(Won)	3,175	100.0%	(Won)	3,149	100.0%

Top 20 Non-Performing Loans

As of December 31, 2005, our 20 largest non-performing loans accounted for 4.6% of our total non-performing loan portfolio. The following table shows, as of December 31, 2005, certain information regarding our 20 largest non-performing loans:

	Industry	Gross principal outstanding		Allowance for loan losses
	(in billions of Won)
Borrower A	Finance and insurance	(Won)	14	(Won)	11
Borrower B	Retail and wholesale		10		2
Borrower C	Manufacturing		9		5
Borrower D	Manufacturing		8		9
Borrower E	Transportation		8		2
Borrower F	Construction		7		4
Borrower G	Construction		7		4
Borrower H	Other		7		1
Borrower I	Manufacturing		7		4
Borrower J	Finance and insurance		7		6
Borrower K	Construction		7		5
Borrower L	Transportation		7		2
Borrower M	Other		7		2
Borrower N	Other		6		0
Borrower O	Other		6		0
Borrower P	Transportation		6		0
Borrower Q	Manufacturing		6		4
Borrower R	Manufacturing		6		4
Borrower S	Construction		6		6
Borrower T	Real estate		5		0

Total		(Won)	146	(Won)	71

Most of our loans to companies in workout or restructuring, including LG Card, were not classified as non-performing as of December 31, 2005 because such loans had been rescheduled and payments on such rescheduled loans were not past due by more than 90 days.

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

Once the details of a non-performing loan are identified, we pursue early solutions for recovery. While the overall process is the responsibility of the Credit Group, actual recovery efforts on non-performing loans are handled by one of our regional credit management centers, the Corporate Restructuring Department or one of our regional non-performing loan management teams.

In addition, we use the services of our loan collection subsidiary, KB Credit Information Co., Ltd. (formerly known as Kookeun Credit Information Co., Ltd.), of which we own 99.7% of the outstanding share capital. KB Credit Information receives payments from recoveries made on charged-off loans and loans that are overdue for over six months (three months in the case of credit card loans). KB Credit Information has over 2,000 employees, including loan recovery experts, legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. The amount recovered was (Won)150 billion in 2002, (Won)231 billion in 2003, (Won)145 billion in 2004 and (Won)660 billion in 2005.

Methods for resolving non-performing loans include the following:

(i)	For loans in arrears for more than three months but less than six months and for loans to bankrupt companies:

•	non-performing loans are transferred from the operating branch or call center to our regional non-performing loan management centers;

•	a demand note is dispatched by mail if payment is generally two months past due;

•	calls and visits are made by our regional non-performing loan management staff to customers encouraging them to make payments;

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans;

•	preparations are made to use judicial means, including foreclosure and auction of the collateral; and

•	credit card loans are transferred to KB Credit Information for collection.

(ii)	For loans in arrears for more than six months but less than one year and for loans to bankrupt companies over three months after bankruptcy:

•	for mortgage loans other than individual housing loans, foreclosure and auction proceedings are commenced;

•	for unsecured loans other than credit card loans, the loans are transferred to KB Credit Information for collection; and

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans.

(iii)	For loans in arrears for over one year:

•	for individual housing loans, foreclosure and auction proceeding are commenced;

•	in the case of unsecured loans, the loans are treated as loan losses; and

•	charged off loans are given to KB Credit Information for collection, except for loans where the cost of collection exceeds the possible recovery or where the statute of limitations for collection has expired.

In order to promote speedy recovery on loans subject to foreclosures and litigation, our policy is to permit the branch responsible for handling these loans to transfer them to our Credit Management Team, to one of our regional credit management centers or to KB Credit Information.

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

	As of December 31,
	2001			2002			2003			2004			2005
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,830	29.9%	(Won)	1,525	27.5%	(Won)	1,644	28.1%	(Won)	1,912	27.8%	(Won)	1,691	28.7%
Construction		312	3.4		423	4.4		332	4.2		376	3.2		240	3.6
Lease financing		122	0.5		—	—		—	—		—	—		—	—
Other corporate		169	1.3		34	0.7		28	0.5		25	0.6		18	1.1

Total corporate		2,433	35.1		1,982	32.6		2,004	32.8		2,313	31.6		1,949	33.4

Retail
Mortgage and home equity		93	30.8		63	31.7		68	36.0		246	42.0		173	42.9
Other consumer		236	19.3		483	19.2		1,102	19.7		1,168	18.8		739	16.7

Total retail		329	50.1		546	50.9		1,170	55.7		1,414	60.8		912	59.6
Credit cards		614	13.9		2,597	15.5		2,537	10.5		696	6.8		331	6.1
Foreign (1)		132	0.9		70	1.0		61	1.0		38	0.8		20	0.9

Total allowance for loan losses	(Won)	3,508	100.0%	(Won)	5,195	100.0%	(Won)	5,772	100.0%	(Won)	4,461	100.0%	(Won)	3,212	100.0%

(1)	Consists of loans to corporations.

Our total allowance for loan losses was (Won)5,772 billion as of December 31, 2003. During 2004, the allowance for loans losses decreased by (Won)1,311 billion, or 22.7%, to (Won)4,461 billion as of December 31, 2004. During 2005, the allowance for loans losses decreased by (Won)1,249 billion, or 28.0%, to (Won)3,212 billion as of December 31, 2005. As of December 31, 2003, 2004 and 2005, 35.8%, 52.7% and 61.3% of our total allowance for loan losses, respectively, were in respect of our corporate loan portfolio (including all foreign loans), which reflect our assessment of the financial difficulties experienced by our corporate borrowers (including small- and medium-sized enterprises).

Analysis of Allowance for Loan Losses

The following table analyzes our loan loss experience for each of the years indicated:

	Year ended December 31
	2001		2002		2003		2004		2005
	(in billions of Won, except percentages)
Balance at the beginning of the period	(Won)	2,394	(Won)	3,508	(Won)	5,195	(Won)	5,772	(Won)	4,461
Amounts charged against income		1,264		3,909		7,192		3,860		433
Allowance relating to loans repurchased from the Korea Asset Management Corporation		8		6		6		—		—
Allowance relating to other loans repurchased		—		—		—		6		—
Allowance relating to loans acquired in the merger with H&CB		1,279		(164)		—		—		—
Allowance relating to newly consolidated entities		—		—		—		9		—
Gross charge-offs:
Domestic:
Corporate
Commercial and industrial		690		486		1,056		976		726
Construction		22		65		80		103		9
Lease financing		80		—		—		—		—
Other corporate		175		16		13		8		9
Retail
Mortgage and home equity		7		29		34		181		112
Other consumer		179		209		745		1,313		533
Credit cards		394		1,527		5,290		3,313		868
Foreign:		98		115		59		20		—

Total gross charge-offs		(1,645)		(2,447)		(7,277)		(5,914)		(2,257)
Recoveries:
Domestic:
Corporate
Commercial and industrial		74		117		99		56		114
Construction		4		2		7		40		3
Other corporate		3		29		16		2		2
Retail
Mortgage and home equity		16		9		5		1		3
Other consumer		26		53		59		71		114
Credit cards		81		155		452		554		338
Foreign:		4		18		18		4		1

Total recoveries		208		383		656		728		575

Net charge-offs		(1,437)		(2,064)		(6,621)		(5,186)		(1,682)

Balance, at the end of the period	(Won)	3,508	(Won)	5,195	(Won)	5,772	(Won)	4,461	(Won)	3,212

Ratio of net charge-offs during the period to average loans outstanding during the period		2.0%		1.6%		4.5%		3.6%		1.2%

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

Loans To Be Charged Off

Loans are charged off if they are deemed to be uncollectible by falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency, bankruptcy, compulsory execution, disorganization, dissolution or the shutting down of the business of the debtor;

•	loans for which collection is not foreseeable due to the death or disappearance of the debtor;

•	loans for which expenses of collection exceed the collectable amount;

•	loans on which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards that have been overdue for more than four payment cycles and have been classified as expected loss (excluding instances where there has been partial payment of the overdue balance, where a related balance is not overdue or where a charge off is not possible due to Korean regulations), and those that have been overdue for more than six months;

•	payments outstanding on corporate and retail loans (other than credit card receivables) that have been overdue for more than 12 months, and those on unsecured retail loans that have been overdue for more than six months; and

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible.

Procedure for Charge-off Approval

In order to charge off corporate loans under Korean GAAP, an application for a charge-off must be submitted by a branch to our Credit Management Department promptly after the corporate loan is classified as estimated loss. The relevant department or team evaluates and approves the application. Then, we must seek an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. At the same time, we refer the approval of the charge-off by our Credit Management Team to our Audit & Examination Department for their review to ensure compliance with our internal procedures for charge-offs, which include consultations with the branch submitting the charge-off application. Once we receive approval from the Financial Supervisory Service, we must also obtain approval from our senior management to charge off those loans. With respect to corporate loans under U.S. GAAP, we follow a similar procedure (although we will not seek approval from the Financial Supervisory Service).

With respect to unsecured retail loans and credit card balances, we follow a different process to determine which unsecured retail loans and credit card balances should be charged off, based on the length of time those loans or balances are past due. Under Korean GAAP, we charge off unsecured retail loans which are 12 months overdue and credit card balances which have been overdue for more than four payment cycles and have been classified as expected loss (excluding instances where there has been partial payment of the overdue balance, where a related balance is not overdue or where a charge-off is not possible due to Korean regulations). Under U.S. GAAP, we follow a similar procedure, in addition to charging off any unsecured retail loans or credit card balances which have not been charged off under Korean GAAP but are six months overdue.

Treatment of Loans Charged Off

Once loans are charged off, we classify them as charged-off loans and remove them from our balance sheet. These loans are managed based on a different set of procedures. We continue our collection efforts in respect of these loans, including through our subsidiary, KB Credit Information, although loans may be charged off before we begin collection efforts in some circumstances.

If a collateralized loan is overdue for more than a year (or, in certain circumstances, even if a collateralized loan is overdue for a lesser period), we will petition a court to foreclose and sell the collateral through a court-supervised auction. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we will sell the collateral, net of expenses incurred from the auction.

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

On April 1, 2006, the Law Concerning Credit Restoration and Bankruptcy took effect and replaced the Individual Debtor Rehabilitation Law. Under the Law Concerning Credit Restoration and Bankruptcy, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of (Won)500 million of unsecured debt and/or (Won)1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

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

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments:

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated:

	As of December 31,
	2003				2004				2005
	Book value		Market value		Book value		Market value		Book value		Market value
	(in billions of Won)
Available-for-sale securities:
Equity securities	(Won)	764	(Won)	764	(Won)	252	(Won)	252	(Won)	128	(Won)	128
Debt securities
Korean treasury securities and government agency securities		4,996		4,996		3,736		3,736		3,394		3,394
Debt securities issued by financial institutions		7,900		7,900		11,135		11,135		9,931		9,931
Corporate debt securities		1,930		1,930		818		818		570		570
Debt securities issued by foreign governments		39		39		42		42		19		19
Asset-backed securities		60		60		167		167		112		112
Other debt securities		—		—		—		—		1		1

Total available-for-sale		15,689		15,689		16,150		16,150		14,155		14,155

Held-to-maturity securities:
Debt securities
Korean treasury securities and government agency securities		5,227		5,377		4,748		4,954		6,209		6,078
Debt securities issued by financial institutions		298		302		1,242		1,247		3,870		3,828
Corporate debt securities		132		142		65		66		125		120
Debt securities issued by foreign governments		—		—		—		—		—		—
Asset-backed securities		480		481		113		115		294		290

Total held-to-maturity		6,137		6,302		6,168		6,382		10,498		10,316

Trading securities:
Equity securities		175		175		249		249		201		201
Debt securities
Korean treasury securities and government agency securities		1,419		1,419		916		916		1,756		1,756
Debt securities issued by financial institutions		912		912		2,479		2,479		1,595		1,595
Corporate debt securities		105		105		6		6		—		—
Asset-backed securities		129		129		45		45		—		—

Total trading		2,740		2,740		3,695		3,695		3,552		3,552

Total securities	(Won)	24,566	(Won)	24,731	(Won)	26,013	(Won)	26,227	(Won)	28,205	(Won)	28,023

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2005:

	As of December 31, 2005
	Within 1 year		Weighted average yield(1)	Over 1 but within 5 years		Weighted average yield(1)	Over 5 but within 10 years		Weighted average yield(1)	Over 10 years		Weighted average yield(1)	Securities not due at a single maturity		Weighted average yield(1)	Total		Weighted average yield(1)
	(in billions of Won, except percentages)
Available-for-sale securities:
Korean treasury securities and government agencies	(Won)	590	3.39%	(Won)	2,719	2.12%	(Won)	85	1.48%		—	—	(Won)	0	2.46%	(Won)	3,394	2.33%
Debt securities issued by financial institutions		6,651	2.05		3,275	1.24		5	2.88		—	—		—	—		9,931	1.78
Corporate debt securities		148	3.34		323	2.59		10	4.65		0	26.93%		89	1.46		570	2.67
Debt securities issued by foreign governments		19	2.56		—	—		—	—		—	—		—	—		19	2.56
Asset-backed securities		—	—		112	2.86		—	—		—	—		—	—		112	2.86
Other debt securities		—	—		—	—		—	—		1	0.00		—	—		1	0.00

Total	(Won)	7,408	2.18	(Won)	6,429	1.71	(Won)	100	1.86	(Won)	1	7.90	(Won)	89	1.46	(Won)	14,027	1.96

Held-to-maturity securities
Korean treasury securities and government agencies		791	6.46		4,184	3.76		1,229	4.03		—	—		5	5.21		6,209	4.16
Debt securities issued by financial institutions		1,782	2.93		2,088	2.51		—	—		—	—		—	—		3,870	2.70
Debt securities issued by foreign governments		—	—		—	—		—	—		—	—		—	—		—	—
Corporate debt securities		—	—		95	2.87		30	3.22		—	—		—	—		125	2.95
Asset-backed securities		28	5.15		205	2.92		—	—		—	—		61	1.93		294	2.92
Other debt securities		—	—		—	—		—	—		—	—		—	—		—	—

Total	(Won)	2,601	4.03	(Won)	6,572	3.32	(Won)	1,259	4.01		—	—	(Won)	66	2.15	(Won)	10,498	3.57

Trading securities:
Korean treasury securities and government agencies		30	4.21		1,322	1.82		404	1.65		—	—		—	—		1,756	1.82
Debt securities issued by financial institutions		306	2.64		1,289	1.24		—	—		—	—		—	—		1,595	1.51
Debt securities issued by foreign government		—	—		—	—		—	—		—	—		—	—		—	—
Corporate debt securities		—	—		—	—		—	—		—	—		—	—		—	—
Asset-backed securities		—	—		—	—		—	—		—	—		—	—		—	—
Other trading securities		—	—		—	—		—	—		—	—		—	—		—	—

Total	(Won)	336	2.78	(Won)	2,611	1.53	(Won)	404	1.65		—	—		—	—	(Won)	3,351	1.67

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities and trading securities).

Concentrations of Risk

As of December 31, 2005, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date, which was (Won)11,392 billion:

	Book value		Market value
	(in billions of Won)
Name of issuer:
Bank of Korea	(Won)	12,034	(Won)	12,006
Korean government		8,938		8,825
Korea Deposit Insurance Corporation		1,586		1,574

Total	(Won)	22,558	(Won)	22,405

Except for the Korean government, all of these issuers are controlled by the government.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term debt, short-term borrowings, including borrowings from the Bank of Korea, and call money.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and savings deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 77.6% of total funding as of December 31, 2003, 78.7% of total funding as of December 31, 2004 and 79.6% of total funding as of December 31, 2005.

In addition, we acquire funding by issuing bonds. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and government-affiliated funds. Such borrowings are generally long-term borrowings, with maturities ranging from one year to 30 years.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2003			2004			2005
	Average balance(1)		Average rate paid	Average balance(1)		Average rate paid	Average balance(1)		Average rate paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	(Won)	2,961	—	(Won)	2,832	—	(Won)	3,010	—
Interest-bearing		667	0.30%		620	0.16%		614	1.14%
Time deposits:
Certificates		4,068	4.45		6,107	4.06		5,007	3.69
Other time deposits		67,733	4.38		68,230	3.98		66,229	3.61
Savings deposits		38,368	0.91		39,042	0.79		38,343	0.57
Mutual installment deposits (2)		11,946	5.37		12,105	4.63		10,589	3.61

Average total deposits	(Won)	125,743	3.29	(Won)	128,936	2.97	(Won)	123,792	2.57

(1)	Average balances are based on daily balances for our primary banking operations and subsidiaries.

(2)	Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible for our loans while they maintain an account with us. The customer’s account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from us, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

For a description of our retail deposit products, see “—Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Retail Banking—Deposit-Taking Activities.”

Certificates of Deposit and Other Time Deposits

The following table presents the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of (Won)100 million as of December 31, 2005:

	Certificates of deposit		Other time deposits		Mutual installment deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	2,175	(Won)	6,207	(Won)	261	(Won)	8,643
After three but within six months		2,249		3,710		169		6,128
After six but within 12 months		627		9,955		251		10,833
After 12 months		0		1,399		227		1,626

Total	(Won)	5,051	(Won)	21,271	(Won)	908	(Won)	27,230

A majority of our other time deposits issued by our overseas branches is in the amount of US$100,000 or more.

Long-term debt

The aggregate amount of contractual maturities of all long-term debt at December 31, 2005 was as follows:

	At December 31, 2005
	(in billions of Won)
Due in 2006	(Won)	6,327
Due in 2007		2,463
Due in 2008		2,472
Due in 2009		1,596
Due in 2010		1,822
Thereafter		2,069

Gross long-term debt		16,749
Plus: Premium		2

Total long-term debt, net	(Won)	16,751

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the year ended December 31,
	2003		2004		2005
	(in billions of Won, except percentages)
Call money:
Year-end balance	(Won)	225	(Won)	652	(Won)	1,254
Average balance (1)		1,802		1,267		1,218
Maximum balance		2,959		3,773		2,305
Average interest rate (2)		3.61%		3.31%		3.28%
Year-end interest rate		0.88-5.15%		0.27-6.85%		3.40-4.45%

Borrowings from the Bank of Korea: (3)
Year-end balance	(Won)	1,005	(Won)	922	(Won)	647
Average balance (1)		1,020		911		687
Maximum balance		1,292		1,073		972
Average interest rate (2)		2.45%		2.41%		2.04%
Year-end interest rate		2.50%		2.00%		2.00-4.67%

Other short-term borrowings: (4)
Year-end balance	(Won)	11,890	(Won)	8,592	(Won)	5,471
Average balance (1)		13,250		8,150		7,474
Maximum balance		14,239		8,592		9,387
Average interest rate (2)		4.32%		3.80%		3.68%
Year-end interest rate		0.15-17.69%		0.15-17.69%		0.00-7.73%

(1)	Average outstanding balances have been calculated using daily averages.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings and debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured with the exception of borrowings from the Bank of Korea. These short-term borrowings are secured by securities totaling (Won)953 billion as of December 31, 2005.

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

Under the Regulation on the Supervision of the Banking Business, banks must generally maintain allowances for credit losses in respect of their outstanding loans and other credits (including guarantees, and acceptances and trust account loans) in an aggregate amount covering not less than:

•	0.5% of normal credits (or 0.75% in the case of normal credits comprising loans to individuals and households, and 1% in the case of normal credits comprising outstanding credit card receivables and card loans);

•	2% of precautionary credits (or 8% in the case of precautionary credits comprising loans to individuals and households, and 12% in the case of precautionary credits comprising outstanding credit card receivables and card loans);

•	20% of substandard credits;

•	50% of doubtful credits (or 55% in the case of doubtful credits comprising loans to individuals and households, and 60% in the case of doubtful credits comprising outstanding credit card receivables and card loans); and

•	100% of estimated loss credits.

In 2005, banks also began establishing allowances for confirmed guarantees and acceptances that they classified as normal or precautionary pursuant to the guidelines set forth by the Financial Supervisory Commission.

Furthermore, under a recent amendment to the Regulation on the Supervision of the Banking Business, Korean banks must establish allowances in respect of any unused credit line as of the date of settlement in an aggregate amount covering not less than:

•	0.5% of such unused credit line, in case of normal credits comprising loans to business entities;

•	0.75% of such unused credit line, in case of normal credits comprising loans to individuals and households; and

•	1% of such unused credit line, in case of normal credits comprising credit card loans (excluding unused credit lines of credit card holders who have not used their credit cards for the past one year).

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

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer and savings deposits with a maturity of six months or longer and a 5% minimum reserve ratio is applied to demand deposits. A 1% minimum reserve ratio applies to offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

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

Under these amendments, banks may not extend credits to a major shareholder (together with persons who have a special relationship with that shareholder) in an amount greater than the lesser of (x) 25% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) and (y) the relevant major shareholders’ shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions). In addition, the total sum of credits granted to all major shareholders must not exceed 25% of the bank’s Tier I and Tier II capital (less any capital deductions). However, the foregoing restrictions do not apply to the Korea Deposit Insurance Corporation, in the event that the Korea Deposit Insurance Corporation becomes a major shareholder in the process of restructuring of a bank.

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

Disclosure of Management Performance

In order to assist the general public, especially depositors and shareholders, in monitoring bank management performance, the Financial Supervisory Commission requires commercial banks to make mandatory public disclosures of the following in addition to the disclosure regulations generally applicable to listed companies:

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

In addition, due to a rapid increase in the number of loans secured by homes and other forms of housing, the Financial Supervisory Commission and the Financial Supervisory Service implemented regulations designed to reduce the rate of increase in these loans, including through raising the minimum provisioning requirements for new loans secured by housing located in areas of wide-spread real property speculation. Effective from the fourth quarter of 2002, the Financial Supervisory Commission and the Financial Supervisory Service also raised the minimum provisioning requirements for household loans classified as precautionary from 2.0% to 8.0%. In a further effort to curtail extension of new or refinanced loans secured by housing, the Financial Supervisory Commission and the Financial Supervisory Service subsequently:

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

On October 29, 2003, the Financial Supervisory Commission announced more stringent guidelines requiring Korean commercial banks to maintain loan-to-value ratios equal to or less than 40% for new loans secured by real estate located in areas of widespread real property speculation. Furthermore, on March 30, 2006, the Financial Supervisory Commission implemented new guidelines requiring financial institutions (including Korean commercial banks) to impose on their customers debt-to-income ratios equal to or less than 40% for new loans secured by real estate located in areas of wide-spread property speculation. Such guidelines came into effect from April 5, 2006. The current minimum provisioning requirements for new loans secured by housing located in areas of wide-spread real property speculation, with respect to the portion of the new loan that exceeds the loan-to-value ratio of 70%, is 1.0% for normal loans and 10.0% for precautionary loans.

See “Item 3D. Risk Factors—Risks relating to government regulation and policy—Government regulation of retail lending, particularly mortgage and home equity lending, has recently become more stringent, which may adversely affect our retail banking operations.”

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

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Law, each of a bank’s net overpurchased and oversold positions may not exceed 50% of its shareholders’ equity as of the end of the prior month.

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

The bank must make a special reserve of 25% or more of fees from each unspecified money trust account for which a bank guarantees the principal amount and a fixed rate of interest until the total reserve for that account equals 5% of the trust amount. Since January 1999, the Korean government has prohibited Korean banks from offering new guaranteed fixed rate trust account products whose principal and interest are guaranteed. In addition, a trust bank must deposit with a court an amount equal to 0.02% of its paid-in capital for each fiscal year, until the aggregate amount of those deposits equals 2.5% or more of its paid-in capital. If that bank breaches its duty of care as a trustee and causes losses to its customers, the court deposits are available as compensation.

The Indirect Investment Asset Management Business Act, which applies to unspecified money trust accounts under the Trust Business Act, securities investment trusts under the Securities Investment Trust Business Act, securities investment companies under the Securities Investment Company Act and variable insurance products under the Insurance Business Act, took effect on January 5, 2004. Under the Indirect Investment Asset Management Business Act, a bank is not permitted to offer current unspecified money trust account products after July 5, 2004 (except under certain limited circumstances), unless it is qualified as an asset management company by such date. Investment trust products will need to be established pursuant to a trust contract entered into between an asset management company and a trustee.

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

Credit Card Business

General

In order to enter the credit card business, a bank must register with the Financial Supervisory Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on May 31, 2005. A registered bank engaging in the credit card business is regulated by the Financial Supervisory Commission and the Financial Supervisory Service.

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act, a registered bank engaging in the credit card business must submit its business reports and reports with respect to its results of operations to the Governor of the Financial Supervisory Service within one month from the end of each quarter and each month.

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

Pursuant to the Enforcement Decree to Specialized Credit Financial Business Act, a registered bank engaging in the credit card business will be liable for any losses arising from loss or theft of a credit card (which was not from the holder’s willful misconduct or negligence) during the period beginning 60 days before the notice by the holder to the registered bank engaging in the credit card business.

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

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act issued in December 2003, a registered bank engaging in the credit card business must maintain an aggregate quarterly average outstanding lending balance to credit cardholders (including cash advances and credit card loans, but excluding restructured loans) no greater the sum of (i) its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services and (ii) the aggregate quarterly debit card transaction volume; provided that, in the case that any bank engaged in the credit card business was unable to meet this lending ratio as of December 31, 2003, such bank would have been granted an extended compliance period until December 31, 2007 during which to achieve such lending ratio. Any bank availing itself of such extended compliance period was also required to submit to the Financial Supervisory Commission, no later than January 31, 2004, a detailed plan setting forth how such bank intended to achieve compliance by December 31, 2007.

Issuance of New Cards and Solicitation of New Cardholders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a registered bank engaging in the credit card business may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 18 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the registered bank engaging in the credit card business; and

•	in the case of minors who are at least 18 years and younger than 20 years, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate.

In addition, a registered bank engaging in the credit card business may not solicit credit card members by:

•	providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be deemed to be (Won)10,000) in connection with issuing a credit card;

•	soliciting applicants on roads, public places or along corridors used by the general public;

•	soliciting applicants through visits, except those visits made upon prior consent and visits to a business area; and

•	soliciting applicants through pyramid sales methods.

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a registered bank engaging in the credit card business may not:

•	exert violence or threaten violence;

•	inform a related party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) of the debtor’s obligations without just cause;

•	provide false information relating to the debtor’s obligation to the debtor or his or her related parties;

•	threaten to sue or sue the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visit or telephone the debtor during late evening hours (between the hours of 9:00 p.m. and 8:00 a.m.); and

•	utilize other uncustomary methods to collect the receivables that interfere with the privacy or the peace in the workplace of the debtor or his or her related parties.

Regulations on Class Actions Regarding Securities

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

The Law on Class Actions Regarding Securities is scheduled to take effect on January 1, 2007 with respect to companies with a total asset value of less than (Won)2 trillion, and took effect on January 1, 2005 for all other companies and will apply retroactively to all applicable claims arising out of acts committed since its enactment.

An amendment of the new law delays its effectiveness until December 31, 2006 with respect to claims against companies and their auditors in cases where such companies take steps to correct any accounting irregularities.

Item 4C.	Organizational Structure

We are the direct or indirect parent company of a number of subsidiaries. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2005, including contribution to our total assets, net income, operating income and stockholders’ equity:

Subsidiary	Percentage of ownership	Total assets		Stockholders’ equity		Operating income		Net income
	(in millions of Won)
KB Data Systems Co., Ltd.	99.99%	(Won)	24,602	(Won)	17,707	(Won)	3,504	(Won)	2,590
KB Futures Co., Ltd.	99.98		43,232		27,295		2,334		1,682
KB Investment Co., Ltd.	99.99		116,553		113,879		13,810		13,810
KB Asset Management Co., Ltd.	80.00		70,430		65,398		19,442		13,651
KB Real Estate Trust Co., Ltd.	99.99		226,799		118,732		22,170		16,063
KB Credit Information Co., Ltd.	99.73		39,996		28,535		11,161		8,119
Kookmin Bank Hong Kong Ltd.	100.00		380,704		71,601		6,972		7,308
Kookmin Bank International Ltd.	100.00		361,204		64,349		4,555		2,663

Further information regarding our subsidiaries is provided below:

•	KB Data Systems Co., Ltd. was established in Korea in September 1991 to provide software services to us and other financial institutions.

•	KB Futures Co., Ltd. was established in Korea in March 1997 to act as a broker-dealer for domestic and overseas futures transactions.

•	KB Investment Co., Ltd. was established in Korea in March 1990 to invest in and finance small- and medium-sized enterprises. KB Investment was merged with Frontier Investment Co., Ltd. and Kookmin Venture Capital Co., Ltd. effective as of December 31, 2001 and June 27, 2002, respectively. KB Investment was formerly known as Kookmin Bank Venture Capital Co., Ltd. until May 25, 2002.

•	KB Asset Management Co., Ltd. was established in April 1988 as a subsidiary of Citizens Investment Trust Company to provide trust account investment services. KB Asset Management was formerly known as Jooeun Investment Management Co., Ltd. until June 10, 2002.

•	KB Real Estate Trust Co., Ltd. was established in December 1996 to provide real estate development and brokerage services and assist small- and medium-sized construction companies by managing trusts related to the real estate industry. KB Real Estate Trust was formerly known as Jooeun Real Estate Trust Co., Ltd. until September 16, 2002.

•	KB Credit Information Co., Ltd. was established in October 1999 to collect delinquent loans and to check credit history. KB Credit Information was formerly known as Kookeun Credit Information Co., Ltd. (and prior to that was known as Jooeun Credit Information Co, Ltd.) and was merged with KM Credit Information Co., Ltd. on May 2, 2002.

•	Kookmin Bank Hong Kong Ltd. was established in July 1995 to provide a broad range of corporate banking services.

•	Kookmin Bank International Ltd. was established in the United Kingdom in November 1991 to provide a broad range of corporate banking services.

•	Other Subsidiaries. For the year ended December 31, 2005, we derived operating loss of (Won)217 billion and net loss of (Won)214 billion from our remaining subsidiaries, which individually do not account for a significant amount of our business.

Item 4D.	Property, Plants and Equipment

Our registered office and corporate headquarters are located at 9-1, 2-ga, Namdaemoon-ro, Jung-Gu, Seoul 100-703, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters	9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703	1,749
Headquarters building	36-3, Yoido-dong, Youngdeungpo-gu,	5,354
	Seoul 150-758
Headquarters building	Yoido, Seoul	5,928
Headquarters building	Yoido, Seoul	2,006
Headquarters building	Jongro-gu, Seoul	3,704
Training institute	Ilsan	207,659
Training institute	Daechon	4,158
Training institute	Sokcho	15,584
Training institute	Cheonan	196,649
IT center	Seoul	13,116
IT center	Seoul	4,748

As of December 31, 2005, we had a countrywide network of 1,097 branches and sub-branches. Approximately one-third of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Hong Kong and the United Kingdom and branches in Tokyo in Japan, Auckland in New Zealand and New York in United States. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2005 was (Won)1,131 billion.

Item 4.A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the U.S. Securities and Exchange Commission staff regarding our periodic reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Financial and economic conditions generally improved in Korea from 1999 to 2005. The general level of interest rates decreased, consumer spending and consumer demand for credit cards and other financial products increased, the overall level of non-performing corporate loans decreased and overall profitability increased. Nonetheless, many large corporations, including those to which we have credit and other exposure, are still experiencing significant financial difficulties. Furthermore, substantial growth in lending to small- and medium-sized enterprises has been accompanied by increasing delinquencies and a deterioration in overall asset quality, which is expected to continue. In 2005, under Korean GAAP, we recorded charge-offs of (Won)470 billion and provisions of (Won)261 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of (Won)709 billion and provisions of (Won)763 billion in 2004. See “Item 3D. Risk Factors—Risk relating to our small- and medium-sized enterprise loan portfolio.”

In addition, the significant increase in retail and credit card debt has led to a deterioration in the asset quality of the retail loans and credit card receivables of Korean financial institutions. In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea made significant investments and engaged in aggressive marketing in these areas, leading to substantially increased competition in the retail lending and credit card segments. However, the rapid growth in retail lending and credit card usage has led to increasing delinquencies, loan loss provisions, non-performing loans and charge-offs. In 2005, we recorded charge-offs of (Won)868 billion in respect of our credit card portfolio, compared to charge-offs of (Won)3,313 billion in 2004. We also recorded charge-offs of (Won)645 billion in respect of our retail loan portfolio in 2005, compared to charge-offs of (Won)1,494 billion in 2004. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio.”

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

As a result of the developments in the Korean economy described above, as well as factors such as high oil prices, the weakness of the economy in certain parts of the world, the war in Iraq and its aftermath, recent large-scale natural disasters in certain parts of the world and tensions with North Korea, the economic outlook for the financial services sector in Korea in 2006 and for the foreseeable future is uncertain.

New Basel Capital Accord

In December 2004, the Financial Supervisory Service announced that it would implement Basel II in Korea by the end of 2007. The implementation of Basel II will have a substantial effect on the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on market risk and capital adequacy and asset soundness as measures of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk when calculating risk-weighted assets. Our implementation of Basel II may require an increase in our capital requirements, which may require us to either improve our asset quality or raise additional capital. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

Changes in Securities Values, Exchange Rates and Interest Rates

Fluctuations of exchange rates, interest rates and stock prices affect, among other things, the demand for our products and services, the value of and rate of return on our assets, the availability and cost of funding and the financial condition of our customers. The following table shows, for the dates indicated, the stock price index of all equities listed on the Stock Market Division of the Korea Exchange as published in the KOSPI, the Won to U.S. dollar exchange rates and benchmark Won borrowing interest rates.

	Dec. 31, 2001		June 30, 2002		Dec. 31, 2002		June 30, 2003		Dec. 31, 2003		June 30, 2004		Dec. 31, 2004		June 30, 2005		Dec. 30, 2005
KOSPI		693.70		742.72		627.55		669.93		810.71		785.79		895.92		1,008.16		1,379.37
(Won)/US$ exchange rates (1)	(Won)	1,313.5	(Won)	1,205.0	(Won)	1,186.3	(Won)	1,196.0	(Won)	1,192.0	(Won)	1,156.0	(Won)	1,035.1	(Won)	1,034.5	(Won)	1,010.0
Corporate bond rates (2)		7.2%		6.7%		5.8%		5.6%		5.7%		5.0%		3.9%		4.4%		5.7%
Treasury bond rates (3)		5.9%		5.7%		5.1%		4.2%		4.8%		4.2%		3.3%		4.0%		5.1%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Finance and Economy of Korea.

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

Allowance for Credit Losses

We evaluate our credit portfolio for impairment on an ongoing basis. We have established an allowance for credit losses, which is available to absorb probable losses that have been incurred in our credit portfolio as of the balance sheet date. If we believe that additions or changes to the allowance for credit losses are required, then we record provisions for credit losses, which are treated as charges against current income. Credit exposures that we deem to be uncollectible, including actual credit losses, net of recoveries of previously charged-off amounts, are charged directly against the allowance for credit losses.

We base the level of our allowance for credit losses on an evaluation of the risk characteristics of our credit portfolio. The evaluation considers factors such as historical loss experience, the financial condition of our borrowers and current economic conditions. We evaluate corporate loans, consumer loans and off-balance sheet credit instruments in different ways, due to their respective characteristics, as follows:

•	We generally evaluate impaired corporate loans individually, due to the unique characteristics of individual corporate borrowers, and establish an allowance for loan losses for such loans. As described in more detail in Note 1 of our consolidated financial statements, we consider a loan impaired when, after considering risk characteristics and current information and events, we believe it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement, including principal and interest. Once we have identified loans as impaired, we generally value them either based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at a loan’s observable market price or the fair value of the collateral if a loan is collateral dependent. If the resulting value is less than the carrying value of the loan, we establish a specific allowance for the difference, which is deemed uncollectible.

•	We also establish an allowance for loan losses for corporate loans that we do not believe are impaired. This allowance is established for each homogeneous pool of these loans based on our historical loss experience for these types of loans.

•	We establish an allowance for losses related to leases based on historical loss experience for these types of loans.

•	We generally evaluate consumer loans and certain smaller balance corporate loans, including mortgages and home equity loans and credit card balances, as individual pools for loan loss reserve purposes due to their homogeneous nature, and establish an allowance for loan losses relating to each pool based on historical loss experience.

•	We establish an allowance for losses for off-balance sheet credit instruments based on the probability of usage and historical loss experience.

Factors that we consider when establishing reserves for homogeneous pools of corporate and consumer loans include, but are not limited to, global and local economic events, delinquencies and changes in underwriting and credit monitoring policies.

We believe that the accounting estimate related to our allowance for credit losses is a “critical accounting policy” because: (1) it is highly susceptible to change from period to period because it requires us to make assumptions about future default rates and losses relating to our credit portfolio; and (2) any significant difference between our estimated credit losses (as reflected in our allowance for credit losses) and actual credit losses could require us to take additional provisions which, if significant, could have a material impact on our net income. Our assumptions about estimated losses require significant judgment because actual losses have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Our consolidated financial statements for the year ended December 31, 2005 included a total allowance for credit losses of (Won)3,451 billion as of that date (including allowances of (Won)239 billion with respect to off-balance sheet credit instruments). Our total loan charge-offs, net of recoveries, amounted to (Won)1,682 billion and our provision for credit losses amounted to (Won)613 billion in 2005.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and investments in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.

•	Trading assets and liabilities: Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading assets and liabilities also include derivatives used for trading purposes as well as those used for other than trading purposes that do not qualify for hedge accounting and foreign exchange spot contracts. Trading positions are carried at fair value and recorded on a trade date basis, with changes in fair value recognized in net trading revenue as they occur.

•	Debt and marketable equity securities: We classify our investments in debt and marketable equity securities as available-for-sale when we intend to hold the securities for an indeterminable period of time or when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. Available-for-sale securities are reported at fair value. Unrealized gains and losses are excluded from earnings and reported in the “accumulated other comprehensive income/(loss), net of tax” component of stockholders’ equity. Any other-than-temporary declines in the fair value of available-for-sale securities results in the recognition of realized loss in earnings. We classify our investments in debt securities as held-to-maturity if we intend, and have the ability, to hold them until maturity. Held-to-maturity securities are reported at amortized cost. Declines in fair value of individual held-to-maturity securities below their amortized cost that are other-than-temporary result in write-downs of the securities to their fair value.

•	Nonmarketable or restricted equity securities: Some equity securities do not have readily determinable marketable values or have sales restrictions exceeding one year. We carry such securities at cost, with any other-than-temporary impairment recorded in earnings. The fair values of nonmarketable equity securities are based on the latest obtainable net asset value of the investees, which often reflect cost or other reference events or valuation performed by qualified independent valuators. The fair values of restricted equity securities are based on the latest market value of the related nonrestricted securities less a restriction discount. Any changes in the information or assumptions used in obtaining the fair values could significantly affect the fair value of these investments.

•	Investments in venture capital activities: Certain of our subsidiaries engage exclusively in venture capital activities. We carry venture capital investments at fair value with net changes in fair value recognized as non-interest income or expense. The fair values of publicly traded securities these subsidiaries hold are generally based on quoted market prices. Securities that these subsidiaries hold that are not publicly traded are originally recorded at cost, which is deemed to be fair value as of the acquisition date. Subsequent to that date we estimate fair value based on investee transactions with unaffiliated parties or based on our review of the investee’s financial results and condition. If such information is not readily available, the fair values are based on the latest obtainable net asset value of the investees. Any changes to these assumptions could significantly affect the fair values of these investments.

If available, quoted market prices provide the best indication of fair value. We determine the fair value of our securities and financial instruments using quoted market prices when available, including third party broker quotations. If quoted market prices are not available, we determine the fair value based on pricing or valuation models, quoted prices of instruments with similar characteristics or discounted cash flows. The fair values calculated based on pricing and valuation models or discounted cash flow analysis are subject to various assumptions used which, if changed, could significantly affect the fair values of the investments. These assumptions relate to discount rates, cash flows and certain modeling techniques, among other things. For certain nonmarketable or restricted securities, we may periodically utilize external valuations performed by qualified independent evaluators.

Factors we consider in determining whether declines in value are other-than-temporary include the length of time and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer, the status of the security, our intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and (for domestic securities only) the state of the Korean economy. Any changes in these assumptions could significantly affect the valuation and timing of recognition of an other-than-temporary impairment.

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

Goodwill and Other Intangible Assets

We recognized a significant amount of goodwill in connection with our merger with H&CB and our acquisitions of Kookmin Credit Card and the assets and liabilities of Hanil Life Insurance. In addition, we acquired core deposit and credit card relationship intangible assets upon our merger with H&CB, and credit card relationship intangible assets upon our acquisition of Kookmin Credit Card.

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

We recorded the other intangible assets at their estimated fair values. The core deposit intangible assets reflects the value of the base of demand deposits and savings accounts acquired, which we can expect to maintain for an extended period because of generally stable customer relationships. The fair value of this asset was based principally upon the estimates of: (1) the funding benefits that these deposits provide relative to our alternative funding sources; and (2) the projected run-off of the related customer accounts. The credit card relationship intangible assets reflect the value of the credit card relationships acquired from which we expect to derive future benefits over the estimated life of such relationships. The fair value of this asset was based principally upon the estimates of: (1) the profitability of the acquired accounts; and (2) the projected run-off of the acquired accounts. We will amortize these intangible assets over their estimated useful lives, which range from approximately six to ten years, on an accelerated basis. Any changes to the assumptions used in determining the fair values or the estimated useful lives of such assets could significantly affect the carrying values of these intangible assets. We periodically perform an impairment review on these intangible assets when circumstances warrant such an evaluation, and any impaired amounts are written off.

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

Valuation Allowance for Deferred Tax Assets

As a result of the substantial losses incurred by certain of our subsidiaries, we had an aggregate of (Won)188 billion of net operating loss carry-forwards as of December 31, 2005, which expire from 2006 to 2010. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of tax recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent that it is more likely than not that deferred tax assets will not be realized. We record a benefit or expense under the income tax expense/benefit line of our income statement when there is a net change in our total deferred tax assets and liabilities in a period. In 2004 and 2005, we recorded a valuation allowance for a certain amount of deferred tax assets resulting from net operating loss carry-forwards and land revaluation due to the uncertainty of the amount of our future profitability.

We believe that the estimates related to our establishment of the valuation allowance for deferred tax assets is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on our assumptions regarding our future profitability; and (2) any significant difference between our estimates of future profits on any particular date and such estimates of future profits on a different date could result in an income tax expense or benefit which may have a material impact on our net income from period to period. Our assumptions about future profitability require significant judgment and are inherently subjective.

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year ended December 31,						Year ended December 31,
	2003		2004		2005		2004/2003	2005/2004
	(in billions of Won, except percentages)						(% change)
Interest and dividend income
Loans, including fees (1)	(Won)	12,062	(Won)	10,826	(Won)	9,464	(10.2)%	(12.6)%
Trading securities		105		156		129	48.6	(17.3)
Investment securities		1,513		1,004		960	(33.6)	(4.4)
Call loans and securities purchased under resale agreements		61		85		78	39.3	(8.2)
Deposits		14		21		27	50.0	28.6

Total interest and dividend income		13,755		12,092		10,658	(12.1)	(11.9)

Interest expense
Deposits		4,137		3,834		3,181	(7.3)	(17.0)
Call money		65		42		40	(35.4)	(4.8)
Other borrowed funds		598		332		289	(44.5)	(13.0)
Secured borrowings		476		366		310	(23.1)	(15.3)
Long-term debt		1,186		942		937	(20.6)	(0.5)

Total interest expense		6,462		5,516		4,757	(14.6)	(13.8)

Net interest income	(Won)	7,293	(Won)	6,576	(Won)	5,901	(9.8)	(10.3)

Net interest margin (2)		4.01%		3.84%		3.53%

(1)	Fees primarily include annual fees on credit cards.
(2)	The ratio of net interest income to average interest earning assets. See “Item 3A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2005 to 2004

Interest and dividend income. Interest and dividend income decreased 11.9% from (Won)12,092 billion in 2004 to (Won)10,658 billion in 2005, primarily due to a 12.6% decrease in interest and fees on loans. The average balance of our interest earning assets decreased 2.4% from (Won)171,380 billion in 2004 to (Won)167,225 billion in 2005, and the average yields on our interest earning assets declined from 7.06% in 2004 to 6.37% in 2005.

The 12.6% decrease in interest and fees on loans from (Won)10,826 billion in 2004 to (Won)9,464 billion in 2005 was primarily the result of:

•	a 30.5% decrease in the average volume of credit card balances, primarily in cash advances and credit card loans, from (Won)12,049 billion in 2004 to (Won)8,369 billion in 2005, which was enhanced by a decrease of 15 basis points in average yields on such loans from 16.42% in 2004 to 16.27% in 2005;

•	a 7.9% decrease in the average volume of commercial and industrial loans from (Won)42,369 billion in 2004 to (Won)39,031 billion in 2005, which was enhanced by a decrease of 20 basis points in average yields on such loans from 6.23% in 2004 to 6.03% in 2005;

•	a decrease of 71 basis points in average yields on mortgage and home equity loans from 6.46% in 2004 to 5.75% in 2005, which was partially offset by a 4.5% increase in the average volume of such loans from (Won)55,863 billion in 2004 to (Won)58,376 billion in 2005; and

•	a 10.2% decrease in the average volume of other consumer loans from (Won)27,287 billion in 2004 to (Won)24,506 billion in 2005, which was partially offset by an increase of 12 basis points in average yields on such loans from 8.05% in 2004 to 8.17% in 2005.

The average volume of our loans (other than mortgage and home equity loans) decreased principally as a result of our efforts to concentrate on improving the asset quality of our loans rather than increasing the size of our loan portfolio, particularly with respect to our small- and medium-sized enterprise loans and our other consumer loans. This decrease was enhanced by a substantial decrease in the average volume of our credit card balances as a result of charge-offs we recorded as part of our continuing efforts to improve the asset quality of our credit card portfolio. These decreases were partially offset by average volume growth in our mortgage and home equity loans, which reflected higher demand for such loans in Korea as well as our increased marketing efforts with respect to such loan products. Our average yield on loans decreased 59 basis points from 7.49% in 2004 to 6.90% in 2005 principally as a result of the general decline in market interest rates in Korea from 2004 to 2005 and, in the case of mortgage and home equity loans, increasing competition among Korean banks to provide such loans.

Our securities portfolio consists primarily of investment securities, of which 92.7% represented debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Korea Electric Power Corporation, the Korea Deposit Insurance Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) and debt securities issued by financial institutions and other Korean banks as of December 31, 2005. Interest and dividends on investment securities decreased 4.4% from (Won)1,004 billion in 2004 to (Won)960 billion in 2005. This decrease was primarily due to a 90 basis point decline in average yields on our investment securities from 5.01% in 2004 to 4.11% in 2005, as a result of the general decline in market interest rates in Korea. The effect of this decrease was partially offset by a 16.6% increase in the average volume of our investment securities from (Won)20,030 billion in 2004 to (Won)23,357 billion in 2005 primarily as a result of increased purchases of longer-term debt securities issued by financial institutions.

Our securities portfolio also includes trading securities, of which 94.3% represented debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by financial institutions and other Korean banks as of December 31, 2005. Interest and dividends on trading securities decreased 17.3% from (Won)156 billion in 2004 to (Won)129 billion in 2005. This decrease was primarily due to a 94 basis point decrease in average yields on such securities from 4.80% in 2004 to 3.86% in 2005, as a result of the general decline in market interest rates in Korea, and was partially offset by a 2.7% increase in the average volume of our trading securities from (Won)3,253 billion in 2004 to (Won)3,342 billion in 2005.

Interest Expense. Interest expense decreased 13.8% from (Won)5,516 billion in 2004 to (Won)4,757 billion in 2005, primarily due to a 17.0% decline in interest expense on deposits, a 15.3% decline in interest expense on secured borrowings and a 13.0% decline in interest expense on other borrowed funds. The average balance of our interest bearing liabilities decreased 3.9% from (Won)160,581 billion in 2004 to (Won)154,384 billion in 2005, principally as a result of decreases in other borrowed funds, long-term borrowings and secured borrowings, which was enhanced by a 36 basis point decline in average cost from 3.44% in 2004 to 3.08% in 2005.

The 17.0% decrease in interest expense on deposits from (Won)3,834 billion in 2004 to (Won)3,181 billion in 2005 was primarily the result of:

•	a 37 basis point decline in the average interest rate paid on other time deposits from 3.98% in 2004 to 3.61% in 2005, which was enhanced by a 2.9% decrease in the average volume of such deposits from (Won)68,230 billion in 2004 to (Won)66,229 billion in 2005;

•	a 102 basis point decline in the average interest rate paid on mutual installment deposits from 4.63% in 2004 to 3.61% in 2005, which was enhanced by a 12.5% decrease in the average volume of such deposits from (Won)12,105 billion in 2004 to (Won)10,589 billion in 2005;

•	a 22 basis point decline in the average interest rate paid on savings deposits from 0.79% in 2004 to 0.57% in 2005, which was enhanced by a 1.8% decrease in the average volume of such deposits from (Won)39,042 billion in 2004 to (Won)38,343 billion in 2005; and

•	a 18.0% decrease in the average volume of certificates of deposit from (Won)6,107 billion in 2004 to (Won)5,007 billion in 2005, which was enhanced by a 37 basis point decline in the average interest rate paid on such certificates of deposit from 4.06% in 2004 to 3.69% in 2005.

These declines in the average interest rates paid on deposits resulted from the general decline in market interest rates in Korea from 2004 to 2005, while the decreases in the average volume of such deposits was primarily attributable to increased competition among Korean banks for retail deposits.

The 15.3% decrease in interest expense on secured borrowings from (Won)366 billion in 2004 to (Won)310 billion in 2005 resulted from a decrease in both the average cost and average volume of such borrowings. The average interest rate paid on our secured borrowings decreased 59 basis points from 4.95% in 2004 to 4.36% in 2005, principally as a result of the general decline in market interest rates in Korea. The average volume of our secured borrowings declined 3.9% from (Won)7,400 billion in 2004 to (Won)7,109 billion in 2005 as a result of the liquidation of some of our special purpose entities due to the collection of underlying receivables.

Other borrowed funds consist primarily of short-term borrowings, borrowings from the Bank of Korea, short-term foreign currency borrowings, short-term debentures and borrowing from our trust accounts. The 13.0% decrease in interest expense on other borrowed funds from (Won)332 billion in 2004 to (Won)289 billion in 2005 resulted mainly from a decrease in the average volume of such borrowings, which was enhanced by a decrease in the average interest rate paid with respect to such borrowings. The average volume of short-term borrowings other than borrowings from the Bank of Korea decreased 8.3% from (Won)8,150 billion in 2004 to (Won)7,474 billion in 2005, while the average volume of borrowings from the Bank of Korea declined 24.6% from (Won)911 billion in 2004 to (Won)687 billion in 2005. Such decreases mainly reflected a decrease in our funding needs as a result of the decline in the size of our loan portfolio. The average interest rate paid on short-term borrowings other than borrowings from the Bank of Korea decreased 12 basis points from 3.80% in 2004 to 3.68% in 2005, while the average interest rate paid on borrowings from the Bank of Korea declined 37 basis points from 2.41% in 2004 to 2.04% in 2005. Such decreases mainly reflected the general decline in market interest rates in Korea.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin decreased from 3.84% in 2004 to 3.53% in 2005. Net interest income decreased 10.3% from (Won)6,576 billion in 2004 to (Won)5,901 billion in 2005. The average volume of our interest earning assets decreased 2.4% from (Won)171,380 billion in 2004 to (Won)167,225 billion in 2005. The decrease in net interest margin reflected the larger decline in our net interest income compared to the decline in the average volume of our interest earning assets, which was primarily due to the larger decline in the average yield on our interest earning assets (driven mainly by a sharp decline in the average volume of higher yielding assets such as credit card receivables and other consumer loans) relative to the decline in the average cost of our interest bearing liabilities, and the resulting decrease in our net interest spread.

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

Our securities portfolio consisted primarily of investment securities, of which 90.8% represented debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by financial institutions and other Korean banks as of December 31, 2004. Interest and dividends on investment securities decreased 33.6% from (Won)1,513 billion in 2003 to (Won)1,004 billion in 2004. This decrease was primarily due to a 31.9% decrease in the average volume of our investment securities from (Won)29,431 billion in 2003 to (Won)20,030 billion in 2004, reflecting the redemption upon maturity of debt securities in our portfolio and a shift in our asset mix toward assets that offer higher long-term returns than investment securities. The effect of this decrease was enhanced by a 13 basis point decline in average yields on our investment securities from 5.14% in 2003 to 5.01% in 2004, as a result of the general decline in market interest rates in Korea from 2003 to 2004.

Our securities portfolio also included trading securities, of which 91.9% represented debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by financial institutions and other Korean banks as of December 31, 2004. Interest and dividends on trading securities increased 48.6% from (Won)105 billion in 2003 to (Won)156 billion in 2004. This increase was primarily due to a 122 basis point increase in average yields on such securities from 3.58% in 2003 to 4.80% in 2004, as a result of a shift in the asset mix of our trading securities portfolio toward higher-yielding debt securities.

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

The 23.1% decrease in interest expense on secured borrowings from (Won)476 billion in 2003 to (Won)366 billion in 2004 resulted from a decrease in both the average cost and average volume of such borrowings. The average interest rate paid on our secured borrowings decreased 89 basis points from 5.84% in 2003 to 4.95% in 2004, principally as a result of the general decline in market interest rates in Korea. The average volume of our secured borrowings declined 9.2% from (Won)8,150 billion in 2003 to (Won)7,400 billion in 2004 as a result of the liquidation of our special purpose entities due to the collection of underlying receivables.

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

Provision for Credit Losses

For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

Comparison of 2005 to 2004

Our provision for credit losses decreased from (Won)3,861 billion in 2004 to (Won)613 billion in 2005, as a result of lower provisions in respect of our consumer credit portfolio (including credit card receivables) due to:

•	significant improvement in the asset quality of our consumer loans, as reflected in a decrease in delinquency rates; and

•	continued decline in our outstanding credit card balances due to significant charge-offs and our efforts to limit the growth of these assets.

These decreases were partially offset by an increase in our provisions in respect of credits other than loans in 2005 compared to 2004, due mainly to new provisions relating to certain unused lines of credit.

Our loan charge-offs, net of recoveries, decreased 67.6% from (Won)5,186 billion in 2004 to (Won)1,682 billion in 2005. This decrease was attributable mainly to (Won)2,229 billion and (Won)823 billion decreases in net charge-offs of outstanding credit card balances and other consumer loans, respectively.

Comparison of 2004 to 2003

Our provision for credit losses decreased from (Won)7,167 billion in 2003 to (Won)3,861 billion in 2004, as a result of lower provisions in respect of our credit card portfolio due to:

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

After net charge-offs, overdue balances in our retail loan portfolio decreased 52.1% from (Won)6,221 billion as of December 31, 2003 to (Won)2,980 billion as of December 31, 2004 and overdue balances in our corporate loan portfolio decreased 1.5% from (Won)2,396 billion as of December 31, 2003 to (Won)2,360 billion as of December 31, 2004. However, the non-performing loan portion of our overdue corporate loans increased, which reflected the deterioration in the asset quality of our small- and medium-sized enterprise loans. Such deterioration and the growth of our mortgage and home equity loans, as well as continued weakness in the Korean economy, resulted in higher provisioning for these assets.

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

	As of December 31,
	2003	2004	2005
Impaired loans as a percentage of total corporate loans	9.8%	8.6%	7.1%
Allowance for loan losses as a percentage of total corporate loans	4.2	5.3	4.2
Allowance for loan losses as a percentage of impaired loans	28.4	38.3	45.4

During 2005, impaired loans and allowance for loan losses, each as a percentage of total corporate loans, decreased, while the level of allowance for loan losses as a percentage of impaired loans increased. Although significant charge-offs resulted in a decrease in the overall outstanding balance of both total impaired loans and allowance for loan losses as a percentage of total corporate loans, the deterioration in the asset quality of small- and medium-sized enterprise loans led to a worse overall mix of impaired loans, resulting in an increase in allowance for loan losses as a percentage of impaired loans.

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

	As of December 31,
	2003	2004	2005
Non-performing loans as a percentage of total consumer loans	2.4%	1.5%	1.5%
Allowance for loan losses as a percentage of total consumer loans	3.8	2.3	1.4
Allowance for loan losses as a percentage of non-performing consumer loans	30.0	11.7	9.2

During 2005, non-performing consumer loans as a percentage of total consumer loans remained relatively constant, while the level of allowance for loan losses as a percentage of both total consumer loans and non-performing consumer loans decreased, as a result of significant charge-offs of non-performing credit card balances and retail loans and the resulting improvement in the overall asset quality of our credit card portfolio, and as the decrease in loan balances resulting from such charge-offs was offset by new mortgage and home equity loans.

During 2004, non-performing consumer loans as a percentage of total consumer loans, as well as the level of allowance for loan losses as a percentage of both total consumer loans and non-performing consumer loans, decreased as a result of significant charge-offs of non-performing credit card balances and retail loans and the resulting improvement in the overall asset quality of our credit card portfolio, and as the decrease in loan balances resulting from such charge-offs was more than offset by new mortgage and home equity loans.

Non-Interest Income

The following table shows, for the periods indicated, the components of our non-interest income:

	Year ended December 31,						Year ended December 31,
	2003		2004		2005		2004/2003	2005/2004
	(in billions of Won)						(% change)
Credit card merchant fees	(Won)	1,049	(Won)	835	(Won)	811	(20.4)%	(2.9)%
Other fees and commission income (excluding credit card merchant fees)		853		934		1,065	9.5	14.0
Net trading revenue		163		409		292	150.9	(28.6)
Trust fees, net		289		153		146	(47.1)	(4.6)
Net gain on investments		387		99		98	(74.4)	(1.0)
Other non-interest income		173		370		432	113.9	16.8

Total non-interest income	(Won)	2,914	(Won)	2,800	(Won)	2,844	(3.9)	1.6

Comparison of 2005 to 2004

Non-interest income increased 1.6% from (Won)2,800 billion in 2004 to (Won)2,844 billion in 2005. This increase was attributable primarily to:

•	a (Won)131 billion increase in other fees and commission income from (Won)934 billion in 2004 to (Won)1,065 billion in 2005; and

•	a (Won)62 billion increase in other non-interest income from (Won)370 billion in 2004 to (Won)432 billion in 2005.

These increases were largely offset by a (Won)117 billion decrease in net trading revenue from (Won)409 billion in 2004 to (Won)292 billion in 2005.

Other fees and commission income consists of commissions received on fund management, credit cards, cash dispenser services and letters of credit, commissions and fees received for brokerage and agency activities, commissions received on remittances and bancassurance fees. The 14.0% increase in other fees and commission income was attributable principally to an increase in commissions received for brokerage and agency activities.

Other non-interest income consists mainly of gains on the sale of loans and extinguishment of our debt obligations and insurance premiums. The 16.8% increase in other non-interest income was attributable principally to higher gains on sales of loans to third-party special purpose entities.

Net trading revenue consists of net realized and unrealized gains on securities and derivatives in our trading portfolio. The 28.6% decrease in net trading revenue resulted mainly from a decrease of gains on disposal of trading securities.

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

These decreases were partially offset by a (Won)246 billion increase in net trading revenue from (Won)163 billion in 2003 to (Won)409 billion in 2004 and a (Won)197 billion increase in other non-interest income from (Won)173 billion in 2003 to (Won)370 billion in 2004.

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

The 113.9% increase in other non-interest income was attributable principally to a (Won)47 billion increase in gains on the disposal of premises and equipment from (Won)5 billion in 2003 to (Won)52 billion in 2004 and a (Won)35 billion increase in bancassurance fees from (Won)23 billion in 2003 to (Won)58 billion in 2004.

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year ended December 31,						Year ended December 31,
	2003		2004		2005		2004/2003	2005/2004
	(in billions of Won)						(% change)
Salaries and employee benefits	(Won)	1,657	(Won)	1,702	(Won)	2,193	2.7%	28.8%
Other administrative expenses		713		646		628	(9.4)	(2.8)
Other fees and commissions		523		537		524	2.7	(2.4)
Depreciation and amortization		526		441		353	(16.2)	(20.0)
Credit card fees		521		332		188	(36.3)	(43.4)
Other non-interest expenses		466		374		428	(19.7)	14.4

Total non-interest expense	(Won)	4,406	(Won)	4,032	(Won)	4,314	(8.5)	7.0

Comparison of 2005 to 2004

Non-interest expense increased 7.0% from (Won)4,032 billion in 2004 to (Won)4,314 billion in 2005. This increase was primarily due to a (Won)491 billion increase in salaries and employee benefits and a (Won)54 billion increase in other non-interest expenses, partially offset by a (Won)144 billion decrease in credit card fees and a (Won)88 billion decrease in depreciation and amortization.

The 28.8% increase in salaries and employee benefits resulted mainly from a 412.0% increase in termination benefits paid from (Won)50 billion in 2004 to (Won)206 billion in 2005 in connection with a voluntary early retirement program and a 377.3% increase in certain incentive bonuses from (Won)22 billion in 2004 to (Won)105 billion in 2005.

Other non-interest expenses include losses in connection with the sale of loans, losses on the disposal of premises and equipment, tax expenses other than income tax, insurance expense, losses on impairment of other assets, provision for other losses, donations and penalties. The 14.4% increase in other non-interest expenses resulted mainly from a (Won)90 billion increase in provision for other losses, partially offset by a (Won)57 billion decrease in insurance expense.

Credit card fees include fees and commissions paid to our sales agents, expenses related to awarding mileage and bonus points to our credit card customers and fees and commissions paid to our member merchants. The 43.4% decrease in credit card fees resulted mainly from a decrease in payments to third-party collection agencies due to the improvement of the asset quality of our credit card portfolio.

The 20.0% decrease in depreciation and amortization resulted mainly from a decrease in new purchases or property and equipment.

Comparison of 2004 to 2003

Non-interest expense decreased 8.5% from (Won)4,406 billion in 2003 to (Won)4,032 billion in 2004. This decrease was primarily due to:

•	a (Won)189 billion decrease in credit card fees from (Won)521 billion in 2003 to (Won)332 billion in 2004;

•	a (Won)92 billion decrease in other non-interest expenses from (Won)466 billion in 2003 to (Won)374 billion in 2004;

•	an (Won)85 billion decrease in depreciation and amortization from (Won)526 billion in 2003 to (Won)441 billion in 2004; and

•	a (Won)67 billion decrease in other administrative expenses from (Won)713 billion in 2003 to (Won)646 billion in 2004.

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

Income Tax Expense (Benefit)

Comparison of 2005 to 2004

Income tax expense increased 145.3% from (Won)448 billion in 2004 to (Won)1,099 billion in 2005 as a result of an increase in earnings and a decrease in our deferred income tax assets from 2004 to 2005. The statutory tax rate applicable to us was approximately 29.7% in 2004. Our effective tax rate was 30.3% in 2004 and 28.8% in 2005.

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

Minority Interest

Comparison of 2005 to 2004

Minority interest represents the allocation to minority shareholders of their interests in the gain or loss of our non-wholly owned consolidated subsidiaries. Expense attributable to minority interests was (Won)3 billion in both 2004 and 2005. The expense in 2004 and 2005 was due primarily to the deduction of the portion of net income earned by KB Asset Management that was attributable to such interests.

Comparison of 2004 to 2003

Income attributable to minority interests was (Won)52 billion in 2003 compared to an expense of (Won)3 billion in 2004. The income in 2003 was due primarily to the deduction of the portion of the loss of Kookmin Credit Card in 2003 that was attributable to the interests of minority shareholders.

Net Income

As a result of the above, our net income was (Won)2,716 billion in 2005, as compared to net income of (Won)1,032 billion in 2004 and a net loss of (Won)947 billion in 2003.

Results under Korean GAAP by Principal Business Segment

We are organized into four major business segments: retail banking, credit card operations, corporate banking and capital markets. The following discussion is based upon our internal management account information, prepared based on Korean GAAP. The following table shows, for the periods indicated, our results of operation by segment based on this information:

	Net income(1) Year ended December 31,						Total revenue Year ended December 31,
	2003		2004		2005		2003		2004		2005
	(in billions of Won)
Retail banking	(Won)	863	(Won)	724	(Won)	1,320	(Won)	12,523	(Won)	12,225	(Won)	9,169
Credit card operations		(1,816)		(220)		494		3,655		2,585		2,193
Corporate banking		(133)		(245)		360		3,648		3,119		4,267
Capital markets		478		48		151		6,103		9,558		7,109
Other		(4)		34		7		1,197		929		2,797

Total	(Won)	(612)	(Won)	341	(Won)	2,332	(Won)	27,126	(Won)	28,416	(Won)	25,535

(1)	After deduction of income tax allocated proportionately among each segment.

Retail Banking

Our retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2003		2004		2005		2004/2003	2005/2004
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	12,094	(Won)	11,610	(Won)	8,592	(4.0)%	(26.0)%
Interest expense		8,024		7,487		5,373	(6.7)	(28.2)
Provision for credit losses		822		1,402		372	70.6	(73.5)
Non-interest income		429		615		577	43.4	(6.2)
Non-interest expense including depreciation and amortization		2,160		2,249		1,604	4.1	(28.7)

Net income before tax		1,517		1,087		1,820	(28.3)	67.4
Income tax (1)		654		363		500	(44.5)	37.7

Net income	(Won)	863	(Won)	724	(Won)	1,320	(16.1)	82.3

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2005 to 2004

Our net income before tax for this segment increased 67.4% from (Won)1,087 billion in 2004 to (Won)1,820 billion in 2005.

Interest income from our retail banking activities decreased 26.0% from (Won)11,610 billion in 2004 to (Won)8,592 billion in 2005, primarily due to an inter-segment adjustment of interest income between this segment and the corporate banking segment resulting from a change in our management policy regarding certain Won-denominated deposit and savings products and their consequent transfer from this segment to the corporate banking segment in 2005. The effect of this adjustment was enhanced by a decline in average interest rates on mortgage and home equity loans as a result of declines in market interest rates in Korea, which caused interest income from these loans to decrease 8.6% from (Won)5,869 billion in 2004 to (Won)5,365 billion in 2005. The average volume of retail loans remained relatively stable at (Won)82,990 billion in 2005 compared to (Won)83,154 billion in 2004.

Our largest and most important funding source is deposits from retail customers, which represent approximately three-quarters of our total deposits. Interest expense in the retail banking segment decreased 28.2% from (Won)7,487 billion in 2004 to (Won)5,373 billion in 2005, due primarily to a decline in average interest rates on deposit and savings products from 3.04% in 2004 to 2.63% in 2005. The decrease in interest expense was also attributable in part to an inter-segment transfer of certain Won-denominated deposit and savings products from this segment to the corporate banking segment in 2005, as described above. As a result of these factors, interest expense relating to deposit and savings products declined 43.9% from (Won)3,898 billion in 2004 to (Won)2,185 billion in 2005.

Provision for credit losses on retail loans decreased 73.5% from (Won)1,402 billion in 2004 to (Won)372 billion in 2005, primarily due to an improvement in the overall asset quality of such loans.

Non-interest income decreased 6.2% from (Won)615 billion in 2004 to (Won)577 billion in 2005, primarily due to a decline in miscellaneous fee income from retail banking accounts, which was partially offset by an increase in fees derived from sales of insurance products of other institutions and sales of beneficiary certificates.

Non-interest expense, which includes depreciation and amortization, decreased 28.7% from (Won)2,249 billion in 2004 to (Won)1,604 billion in 2005, primarily due to the reorganization of our branch network to minimize overlapping branches in certain metropolitan areas.

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

Provision for credit losses on retail loans increased 70.6% from (Won)822 billion in 2003 to (Won)1,402 billion in 2004, primarily due to an increase in mortgage and home equity loan volume, as well as a deterioration in the asset quality of our retail loan portfolio, including increasing delinquencies and non-performing loans.

Non-interest income increased 43.4% from (Won)429 billion in 2003 to (Won)615 billion in 2004, primarily due to an increase in fees derived from sales of insurance products of other institutions and sales of beneficiary certificates.

Non-interest expense increased 4.1% from (Won)2,160 billion in 2003 to (Won)2,249 billion in 2004 primarily due to a change in Korean GAAP, commencing in 2004, which requires, provisions for loan losses recorded in the year of sale in respect of loans sold to be reversed upon the sale and booked as part of the loss or gain on sale of such loans. As a result, losses on sales of retail loans increased in 2004 compared to 2003, which contributed to the increase in non-interest expense.

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

	Year ended December 31,						Year ended December 31,
	2003		2004		2005		2004/2003	2005/2004
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	2,084	(Won)	1,406	(Won)	2,057	(32.5)%	46.3%
Interest expense		758		386		296	(49.1)	(23.3)
Provision for credit losses		287		781		608	172.1	(22.1)
Non-interest income		1,571		1,178		136	(25.0)	(88.5)
Non-interest expense including depreciation and amortization		5,770		1,792		608	(68.9)	(66.0)

Net income (loss) before tax (1)		(3,160)		(375)		681	(88.1)	N/M
Income tax (1)(2)		(1,344)		(155)		187	(88.5)	N/M

Net income (loss) (1)	(Won)	(1,816)	(Won)	(220)	(Won)	494	(87.9)	N/M

(1)	N/M = not meaningful.
(2)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2005 to 2004

Our income before tax for this segment changed from a net loss of (Won)375 billion in 2004 to a net gain of (Won)681 billion in 2005.

Interest income from our credit card operations increased 46.3% from (Won)1,406 billion in 2004 to (Won)2,057 billion in 2005. This increase was primarily due to a reclassification of interest on credit card loans and credit card installment purchases, merchant fees, and commission on cash advances and credit card installment purchases from commissions under non-interest income in interest income as a result of a change in accounting policy in 2005.

Interest expense decreased 23.3% from (Won)386 billion in 2004 to (Won)296 billion in 2005 due to decreased funding costs resulting from lower average balances of inter-segment borrowings and lower average interest rates in respect of such borrowings as a result of a decline in market interest rates.

Provision for credit losses decreased 22.1% from (Won)781 billion in 2004 to (Won)608 billion in 2005. This decrease was primarily due to an improvement in the overall asset quality of our credit card portfolio.

Non-interest income decreased 88.5% from (Won)1,178 billion in 2004 to (Won)136 billion in 2005. This decrease resulted principally from the aforementioned reclassification of interest on credit card loans, fees and commissions in 2005 as interest income compared to prior periods where such interest, fees and commissions were classified under non-interest income.

Non-interest expense, which includes depreciation and amortization, decreased 66.0% from (Won)1,792 billion in 2004 to (Won)608 billion in 2005, primarily due to a decrease in losses on sales of credit card balances as a result of the lower volume of such sales in 2004 compared to 2005 and a decrease in payments to third-party collection agencies due to the improvement of the assets quality of our credit portfolio.

Comparison of 2004 to 2003

Our net loss before tax for this segment decreased from (Won)3,160 billion in 2003 to (Won)375 billion in 2004. The decrease in net loss in 2004 was primarily as a result of a decrease in our credit loss provisions, a portion of which was recorded as non-interest expense, as described below.

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

Interest expense decreased 49.1% from (Won)758 billion in 2003 to (Won)386 billion in 2004 due to decreased funding costs resulting from lower average balances of inter-segment borrowings and lower average interest rates in respect of such borrowings as a result of a decline in market interest rates. In addition, interest expense declined because debentures and borrowings of Kookmin Credit Card were combined with us and, accordingly, the interest expense from such debentures and borrowings was reclassified to the capital markets segment, following Kookmin Credit Card’s merger with us in September 2003.

Provision for credit losses increased 172.1% from (Won)287 billion in 2003 to (Won)781 billion in 2004. The provision for credit losses for 2003 does not include (Won)1,438 billion of such provision recorded during the first three quarters of 2003 by Kookmin Credit Card that was reclassified as non-interest expense, as part of a provision for losses due to the merger of Kookmin Credit Card with us. Including such amount, provision for credit losses decreased 54.7% from 2003 to 2004, primarily as a result of the decrease in outstanding credit card balances, as well as an improvement in their asset quality.

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

Non-interest expense decreased 68.9% from (Won)5,770 billion in 2003 to (Won)1,792 billion in 2004, primarily due to a decrease in losses on sales of credit card balances as a result of the lower volume of such sales in 2003 compared to 2004. A one-time provision recorded in 2003 for losses due to the merger of Kookmin Credit Card with us of (Won)1,652 billion (comprising a provision for credit losses of (Won)1,438 billion and a loss on valuation of securities of (Won)214 billion) for the first three quarters of 2003 also contributed to the decrease in non-interest income from 2003 to 2004.

Corporate Banking

Our corporate banking segment handles our transactions with private and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, deposits in Won and foreign currencies and foreign currency activities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2003		2004		2005		2004/2003	2005/2004
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	3,398	(Won)	2,960	(Won)	4,126	(12.9)%	39.4%
Interest expense		2,234		1,838		2,900	(17.7)	57.8
Provision for credit losses		830		896		376	8.0	(58.0)
Non-interest income		251		159		141	(36.7)	(11.4)
Non-interest expense including depreciation and amortization		791		798		494	0.9	(38.0)

Net income (loss) before tax (1)		(206)		(413)		497	100.5	N/M
Income tax (1)(2)		(73)		(168)		137	130.1	N/M

Net income (1)	(Won)	(133)	(Won)	(245)	(Won)	360	84.2	N/M

(1)	N/M = not meaningful.
(2)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2005 to 2004

Our net income before tax for this segment changed from a loss of (Won)413 billion in 2004 to a gain of (Won)497 billion in 2005.

Interest income from our corporate banking activities increased 39.4% from (Won)2,960 billion in 2004 to (Won)4,126 billion in 2005. This increase was primarily due to the aforementioned inter-segment adjustment of interest income between the retail banking segment and this segment resulting from a change in our management policy regarding certain Won-denominated deposit and savings products and their consequent transfer from the retail banking segment to this segment in 2005. The effect of this adjustment was partially offset by a decrease in average interest rates on corporate loans from 6.26% in 2004 to 6.03% in 2005, principally as a result of the general decline in market interest rates, and a decrease in the average corporate lending volume.

Interest expense increased 57.8% from (Won)1,838 billion in 2004 to (Won)2,900 billion in 2005. This increase was primarily due to the inter-segment transfer of certain Won-denominated deposit and savings products from the retail banking segment to this segment in 2005, as described above. The effect of this increase was partially offset by a decline in the average interest rates on inter-segment borrowings in line with the general decline in market interest rates.

Provision for credit losses on commercial loans decreased 58.0% from (Won)896 billion in 2004 to (Won)376 billion in 2005, primarily due to an improvement in the overall asset quality of our commercial loans.

Non-interest income decreased 11.4% from (Won)159 billion in 2004 to (Won)141 billion in 2005. This decrease was primarily due to a decrease in recoveries of certain interest and fee income from loans that were charged off.

Non-interest expense, which includes depreciation and amortization, decreased 38.0% from (Won)798 billion in 2004 to (Won)494 billion in 2005, primarily due to the reorganization of our branch network to minimize overlapping branches in certain metropolitan areas.

Comparison of 2004 to 2003

Our net loss before tax for this segment increased from (Won)206 billion in 2003 to (Won)413 billion in 2004. As in 2003, income tax allocation for 2004 had a positive effect on net loss from this segment, which was (Won)245 billion.

Interest income from our corporate banking activities decreased 12.9% from (Won)3,398 billion in 2003 to (Won)2,960 billion in 2004. This decrease was primarily due to a 4.0% decrease in average corporate lending volume from (Won)47,153 billion in 2003 to (Won)45,248 billion in 2004, reflecting a decline principally of loans to small- and medium-sized enterprises as a result of significant charge-offs. The effect of this decrease was enhanced by a decrease in average interest rates from 6.97% in 2003 to 6.26% in 2004 principally as a result of the general decline in market interest rates.

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

Provision for credit losses on commercial loans increased 8.0% from (Won)830 billion in 2003 to (Won)896 billion in 2004, primarily due to the deterioration in the asset quality of our loans to small- and medium-sized enterprises, including “SOHO” borrowers.

Non-interest income decreased 36.7% from (Won)251 billion in 2003 to (Won)159 billion in 2004. This decrease was primarily due to a decrease in recoveries of certain interest and fee income from loans that were charged off.

Non-interest expense increased 0.9% from (Won)791 billion in 2003 to (Won)798 billion in 2004, primarily due to an increase in losses on sales of loans mainly as result of the higher volume of such sales in 2004 compared to 2003.

Capital Markets

Our capital markets segment handles our treasury activities and dealing of trading and investment securities as well as raising foreign currency funding through debentures and borrowings in foreign currencies. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2003		2004		2005		2004/2003	2005/2004
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	3,120	(Won)	2,417	(Won)	1,872	(22.5)%	(22.5)%
Interest expense		3,080		2,660		1,871	(13.6)	(29.7)
Provision for credit losses		(27)		(10)		—	(63.0)	(99.6)
Non-interest income		2,983		7,141		5,237	139.4	(26.7)
Non-interest expense including depreciation and amortization		2,239		6,647		5,029	196.9	(24.3)

Net income before tax		811		261		209	(67.8)	(20.0)
Income tax (1)		333		213		58	(36.0)	(72.8)

Net income	(Won)	478	(Won)	48	(Won)	151	(90.0)	214.6

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2005 to 2004

Our net income before tax for this segment decreased 20.0% from (Won)261 billion in 2004 to (Won)209 billion in 2005.

Interest income decreased 22.5% from (Won)2,417 billion in 2004 to (Won)1,872 billion in 2005, primarily due to an inter-segment adjustment of interest income between this segment and the “other” segment resulting from a change in our management policy regarding certain debentures and their consequent transfer from this segment to the “other” segment in 2005. The effect of this adjustment was enhanced by a decline in average interest rates due to the general decline in market interest rates.

Interest expense decreased 29.7% from (Won)2,660 billion in 2004 to (Won)1,871 billion in 2005, due primarily to a decrease of interest expense relating to borrowings in both Won and foreign currencies. This decrease was attributable primarily to the inter-segment transfer of certain debentures from this segment to the “other” segment in 2005, as described above, as well as the general decline in market interest rates.

Non-interest income decreased 26.7% from (Won)7,141 billion in 2004 to (Won)5,237 billion in 2005, primarily due to a 23.2% decrease in revenues and valuation gains on derivatives from (Won)6,259 billion in 2004 to (Won)4,804 billion in 2005, which resulted mainly from lower transaction volume stemming principally from the continuing appreciation of the Won versus other currencies in 2005.

Non-interest expense, which includes depreciation and amortization, decreased 24.3% from (Won)6,647 billion in 2004 to (Won)5,029 billion in 2005, primarily due to 22,7% decrease in losses (including valuation losses) on derivatives from (Won)6,045 billion in 2004 to (Won)4,672 billion in 2005, which resulted mainly from the lower transaction volume as described above.

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

Interest expense decreased 13.6% from (Won)3,080 billion in 2003 to (Won)2,660 billion in 2004, due primarily to a decrease of interest expense relating to borrowings in both Won and foreign currencies as a result of a decrease in average volume as well as in market interest rates.

Net reversal of provision for credit losses decreased from (Won)27 billion in 2003 to (Won)10 billion in 2004, primarily due to a decrease in the average volume of offshore loans in foreign currency while the asset quality of our foreign loans remained similar in 2004 compared to 2003.

Non-interest income increased 139.4% from (Won)2,983 billion in 2003 to (Won)7,141 billion in 2004, primarily due to a more than four-fold increase in revenues and valuation gains on derivatives from (Won)1,532 billion in 2003 to (Won)6,259 billion in 2004, which resulted mainly from higher transaction volume. This increase was enhanced by a 24.9% increase in revenues on trading securities from (Won)173 billion in 2003 to (Won)216 billion in 2004 mainly as a result of an increase in trading volume.

Non-interest expense increased 196.9% from (Won)2,239 billion in 2003 to (Won)6,647 billion in 2004, primarily due to a more than four-fold increase in losses (including valuation losses) on derivatives from (Won)1,473 billion in 2003 to (Won)6,045 billion in 2004, which resulted mainly from higher transaction volume. This increase was partially offset by a 60.1% decrease in loss on investment securities from (Won)268 billion in 2003 to (Won)107 billion in 2004 resulting from the improved valuation of such securities and lower losses on sales of such assets.

Other

“Other” includes our “back office” administrative operations, operations of our consolidated subsidiaries (including our guaranteed trust accounts) and other income or expense (including severance payments) that cannot be categorized in other segments. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2003		2004		2005		2004/2003	2005/2004
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	355	(Won)	255	(Won)	1,082	(28.2)%	324.3%
Interest expense		200		212		974	6.0	359.4
Provision for loan losses		116		49		16	(57.8)	(67.3)
Non-interest income		842		674		1,715	(20.0)	154.5
Non-interest expense including depreciation and amortization		871		623		1,682	(28.5)	170.0

Net income (loss) before tax	(Won)	10	(Won)	45	(Won)	125	350.0	177.8
Income tax (1)		14		11		118	(21.4)	972.7

Net income (2)	(Won)	(4)	(Won)	34	(Won)	7	N/M	(79.4)

(1)	Portion of income tax allocated to this segment based on income before tax.
(2)	N/M = not meaningful.

Comparison of 2005 to 2004

Our net income before tax for this segment increased 177.8% from (Won)45 billion in 2004 to (Won)125 billion in 2005.

Interest income increased 324.3% from (Won)255 billion in 2004 to (Won)1,082 billion in 2005. This increase was primarily due the aforementioned inter-segment adjustment of interest income between the capital markets segment and this segment resulting from a change in our management policy regarding certain debentures and their consequent transfer from the capital markets segment to this segment in 2005.

Interest expense increased 359.4% from (Won)212 billion in 2004 to (Won)974 billion in 2005 primarily due to the inter-segment transfer of certain debentures from the capital markets segment to this segment in 2005, as described above.

Provision for credit losses decreased 67.3% from (Won)49 billion in 2004 to (Won)16 billion in 2005 primarily due to an improvement in the overall asset quality of our loans made by our overseas branches and subsidiaries.

Non-interest income increased 154.5% from (Won)674 billion in 2004 to (Won)1,715 billion in 2005 primarily due to an increase in fee income received from ATM and electronic banking transactions.

Non-interest expense, which includes depreciation and amortization, increased 170.0% from (Won)623 billion in 2004 to (Won)1,682 billion in 2005, primarily due to an increase in termination benefits paid in connection with a voluntary early retirement program and an increase in administrative expenses as a result of the increase in the average volume of debentures in this segment due to the inter-segment transfer described above.

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

Provision for credit losses decreased 57.8% from (Won)116 billion in 2003 to (Won)49 billion in 2004 primarily due to a decrease in the average volume of loans provided by the trust accounts, as well as their improved asset quality.

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

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2003		2004		2005		2004/2003	2005/2004
	(in billions of Won)
Cash and cash equivalents	(Won)	3,170	(Won)	2,818	(Won)	3,086	(11.1)%	9.5%
Restricted cash		2,770		1,822		2,259	(34.2)	24.0
Interest-bearing deposits in other banks		563		597		515	6.0	(13.7)
Call loans and securities purchased under resale agreements		3,959		2,993		1,716	(24.4)	(42.7)
Trading assets		3,517		6,096		4,754	73.3	(22.0)
Investments (1)		22,427		23,095		25,372	3.0	9.9
Loans:
Domestic:
Commercial:
Commercial and industrial		41,096		38,427		39,636	(6.5)	3.1
Construction		6,061		4,459		5,025	(26.4)	12.7
Lease financing		—		—		—	—	—
Other commercial		742		771		1,496	3.9	94.0
Total commercial		47,899		43,657		46,157	(8.9)	5.7
Consumer:
Credit cards		15,322		9,421		8,369	(38.5)	(11.2)
Mortgage and home equity		52,477		57,965		59,143	10.5	2.0
Other consumer		28,727		25,963		23,114	(9.6)	(11.0)
Total consumer		96,526		93,349		90,626	(3.3)	(2.9)

Total domestic		144,425		137,006		136,783	(5.1)	(0.2)

Foreign:
Commercial and industrial		1,433		1,118		1,229	(22.0)	9.9
Total foreign		1,433		1,118		1,229	(22.0)	9.9
Deferred origination costs		127		131		139	3.1	6.1
Less allowance for loan losses		(5,772)		(4,461)		(3,212)	(22.7)	(28.0)

Total loans		140,213		133,794		134,939	(4.6)	0.9

Due from customers on acceptances		605		743		627	22.8	(15.6)
Premises and equipment, net		1,909		1,637		1,516	(14.2)	(7.4)
Accrued interest and dividends receivable		995		871		1,060	(12.5)	21.7
Security deposits		1,331		1,285		1,185	(3.5)	(7.8)
Goodwill and other intangible assets		818		730		611	(10.8)	(16.3)
Other assets		1,702		1,055		868	(38.0)	(17.7)

Total assets	(Won)	183,979	(Won)	177,536	(Won)	178,508	(3.5)	0.5

(1)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other investments.

Comparison of 2005 to 2004

Our assets increased 0.5% from (Won)177,536 billion as of December 31, 2004 to (Won)178,508 billion as of December 31, 2005, as increases in investments, commercial loans and mortgage and home equity loans were largely offset by decreases in credit cards and other consumer loans.

Our loans (net of loan loss allowances) increased 0.9% from (Won)133,794 billion as of December 31, 2004 to (Won)134,939 billion as of December 31, 2005.

Commercial loans increased 5.7% from (Won)43,657 billion as of December 31, 2004 to (Won)46,157 billion as of December 31, 2005. Investments increased 9.9% from (Won)23,095 billion as of December 31, 2004 to (Won)25,372 billion as of December 31, 2005. Mortgage and home equity loans increased 2.0% from (Won)57,965 billion as of December 31, 2004 to (Won)59,143 billion as of December 31, 2005.

These increases were largely offset by an 11.0% decrease in other consumer loans from (Won)25,963 billion as of December 31, 2004 to (Won)23,114 billion as of December 31, 2005 and an 11.2% decrease in credit card balances from (Won)9,421 billion as of December 31, 2004 to (Won)8,369 billion as of December 31, 2005.

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

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our stockholders’ equity:

	As of December 31,						% Change
	2003		2004		2005		2004/2003	2005/2004
	(in billions of Won)
Deposits
Interest bearing	(Won)	128,144	(Won)	123,203	(Won)	121,787	(3.9)%	(1.1)%
Non-interest bearing		3,460		3,017		3,912	(12.8)	29.7
Call money		225		652		1,253	189.8	92.3
Trading liabilities		762		2,297		1,078	201.4	(53.1)
Acceptances outstanding		605		743		627	22.8	(15.6)
Other borrowed funds		12,895		9,514		6,118	(26.2)	(35.7)
Accrued interest payable		3,938		3,495		3,307	(11.2)	(5.4)
Secured borrowings		8,207		6,121		8,118	(25.4)	32.6
Long-term debt		16,607		17,899		16,751	7.8	(6.4)
Other liabilities		2,552		2,900		4,151	13.6	43.1

Total liabilities		177,395		169,841		167,102	(4.3)	(1.6)

Minority interest		16		13		14	(18.8)	7.7
Common stock		1,682		1,682		1,682	0.0	0.0
Additional paid-in capital		5,393		5,400		5,416	0.1	0.3
Other (1)		(507)		600		4,294	N/M	615.7

Stockholders’ equity		6,568		7,682		11,392	17.0	48.3

Total liabilities, minority interest and stockholders’ equity	(Won)	183,979	(Won)	177,536	(Won)	178,508	(3.5)%	0.5%

(1)	N/M = Not meaningful.

Comparison of 2005 to 2004

Our total liabilities decreased 1.6% from (Won)169,841 billion as of December 31, 2004 to (Won)167,102 billion as of December 31, 2005, principally due to decreases in other borrowed funds and interest bearing deposits, which were partially offset by increases in secured borrowings and other liabilities.

Other borrowed funds decreased 35.7% from (Won)9,514 billion as of December 31, 2004 to (Won)6,118 billion as of December 31, 2005.

Our interest bearing deposits decreased 1.1% from (Won)123,203 billion as of December 31, 2004 to (Won)121,787 billion as of December 31, 2005, primarily due to decreases in other time deposits and mutual installment deposits.

Secured borrowings increased 32.6% from (Won)6,121 billion as of December 31, 2004 to (Won)8,118 billion as of December 31, 2005.

Other liabilities increased 43.1% from (Won)2,900 billion as of December 31, 2004 to (Won)4,151 billion as of December 31, 2005.

Our stockholders’ equity increased by 48.3% from (Won)7,682 billion as of December 31, 2004 to (Won)11,392 billion as of December 31, 2005. This increase resulted principally from an increase in retained earnings, which was attributable mainly to our significant net income in 2005.

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

Liquidity

Since we are a retail bank, our primary source of funding (which includes deposits, long-term debt, borrowings from the Bank of Korea and other short-term borrowings, secured borrowings and call money) has historically been and continues to be customer deposits. Deposits amounted to (Won)131,604 billion, (Won)126,220 billion and (Won)125,699 billion as of December 31, 2003, 2004 and 2005, which represented approximately 77.6%, 78.7% and 79.6% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. We also use cash and cash equivalents, payments on loans and sales of short-term securities to meet our liquidity needs. Other sources of liquidity available to us include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to (Won)13,121 billion, (Won)10,166 billion and (Won)7,371 billion as of December 31, 2003, 2004 and 2005 and represented 7.7%, 6.3% and 4.7% of our total funding, respectively. These types of borrowings have maturities of less than one year. For a more detailed description of our funding sources, see “Item 4B. Business Overview—Funding.”

On May 19, 2006, we entered into a share purchase agreement with an affiliate of the Lone Star funds, and subsequently entered into a similar agreement with KEXIM, for the purchase of an aggregate of 457,064,387 shares of common stock of Korea Exchange Bank, representing 70.9% of Korea Exchange Bank’s issued and outstanding shares of common stock. The aggregate purchase price we have agreed to pay for such shares is (Won)6,947 billion, or (Won)15,200 per share. See “Item 4A. History and Development of the Company—The Contemplated Acquisition of Korea Exchange Bank.” We plan to fund the purchase price for the contemplated acquisition of Korea Exchange Bank through a combination of existing cash and the proceeds of new financings, including through the issuance of debt securities and, if necessary, arrangements whereby co-investors will purchase a portion of the common shares of Korea Exchange Bank being sold. Even if such co-investment arrangements are entered into, we anticipate that we will retain substantially all of the economic risks of the investment in the common shares of Korea Exchange Bank being sold. While our management believes that the long-term benefits of the contemplated acquisition of Korea Exchange Bank to our business will outweigh the overall costs of such acquisition, including financing costs, there is no guarantee that this will be the case.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2005.

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Long-term debt obligations (1)	(Won)	16,749	(Won)	6,327	(Won)	4,935	(Won)	3,418	(Won)	2,069
Secured borrowings (2)		1,748		1,128		616		4		—

Total	(Won)	18,497	(Won)	7,455	(Won)	5,551	(Won)	3,422	(Won)	2,069

(1)	Long-term debt includes senior debt and subordinated debt, as contained in Note 18 to our consolidated financial statements. The above table excludes short-term bank borrowings, secured borrowings and deposits since these are generally short-term in nature.
(2)	Excluding securities sold under repurchase agreements.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2005. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet. Guarantees issued after December 31, 2002 are recorded at their fair value at inception, which is amortized over the life of guarantees.

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Financial guarantees	(Won)	83	(Won)	78	(Won)	5		—		—
Performance guarantees		1,511		464		919	(Won)	128		—
Credit derivatives		41		41		—		—		—
Liquidity facilities to special purpose entities (1)		3,888		1,031		2,628		100	(Won)	129
Loans sold with recourse to Korea Asset Management Corporation		1		—		—		1		—
Trust fund guarantees		3,233		—		—		—		3,233

Total	(Won)	8,757	(Won)	1,614	(Won)	3,552	(Won)	229	(Won)	3,362

(1)	Including securities purchased under resale agreements.

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

As of December 31, 2005, our capital adequacy ratio was 12.95%, compared to 11.01% as of December 31, 2004. This increase resulted primarily from an increase in our retained earnings due to our net income, as well as the sale of treasury stock in June 2005, as described below.

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

In December 2003, we purchased 27,423,761 shares of our common stock in the Korean government’s auction of the shares that it had owned, which reduced our capital adequacy ratio by 0.9% based on our financial condition as of December 31, 2003. We subsequently sold all of these treasury shares in an over-the-counter transaction in June 2005.

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2003, 2004 and 2005.

	As of December 31,
	2003		2004		2005
	(in billions of Won, except percentage)
Tier I capital:	(Won)	7,681	(Won)	8,077	(Won)	11,708
Paid-in capital		1,682		1,682		1,682
Capital reserves		6,060		6,061		6,092
Retained earnings		1,536		1,897		3,968
Minority interests in consolidated subsidiaries		17		28		39
Others		(1,614)		(1,591)		(73)
Tier II capital:		5,187		5,901		4,789
Revaluation reserves		177		177		177
Allowance for credit losses (1)		1,468		1,435		1,524
Hybrid debt		439		537		505
Subordinated debt (2)		3,035		3,482		2,415
Valuation gain on investment securities		68		270		168
Investment in non-consolidated equity investees (3)		(159)		(153)		(162)
Subordinated notes from securitizations		(210)		(490)		(652)
Total core and supplementary capital		12,500		13,335		15,683
Risk-weighted assets		127,370		121,082		121,073
On-balance sheet		122,054		115,969		115,204
Off-balance sheet		4,160		3,970		5,403
Market risk (4)		1,156		1,143		466
Capital adequacy ratio		9.81%		11.01%		12.95%
Tier I capital		6.03		6.67		9.67
Tier II capital		3.78		4.34		3.28

(1)	Reserves for possible credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent they represent up to 1.25% of risk-weighted assets.
(2)	The subordinated debt representing 50% of Tier I capital is used in the calculation of Tier II capital.
(3)	Equity investees engaged in banking and financial activities of which we own more than 15% are deducted from total capital, not deducted directly from Tier I and Tier II pursuant to the guidelines of the Financial Supervisory Service.
(4)	Net of risk-weighted assets related to credit risk with respect to our trading activities account.

In March 2006, we issued subordinated notes in the amount of (Won)1.9 trillion, which will be due in 2012. As a result of the issuance, our capital adequacy ratio increased to 15.15 % as of March 31, 2006.

In June 2004, the Basel Committee for Banking Supervision published materials titled “International Convergence of Capital Measurement and Capital Standards, a Revised Framework”, or also known as Basel II. The Financial Supervisory Service provided Korean with guidelines in October 2004 and announced in December 2004 that it would implement Basel II in Korea by the end of 2007.

Under Basel II, we are permitted to follow either a standardized approach, or an internal ratings-based approach with respect to calculating credit risk capital requirements. We have voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing our credit risk capital requirements. While our initial quantitative impact studies show that implementation of an internal ratings-based approach will give rise to a modest increase in our capital adequacy, it is possible that our internal ratings-based approach may require an increase in our credit risk capital requirements, which may require us to either improve our asset quality or raise additional capital. Furthermore, we intend to adopt the advanced measurement process for our operational risk. The supervisory accreditation of our approach will not be determined until the second half of 2007, while more detailed and reliable analysis of the impact of Basel II on our capital will be available at the end of 2006.

Our target date for full implementation and compliance with Basel II is December 31, 2007, in line with the deadline established by the Financial Supervisory Service.

As part of the ongoing development of our infrastructure related to the introduction of “Pillar 1” of Basel II, a number of important achievements were realized in 2005. First, we completed the development of our credit risk weighted asset and expected loss calculation system. Moreover, we have refined and updated our Basel II compliant risk components. As a result, we are now able to compute our credit risk weighted assets in accordance with the requirements of Basel II. Second, we have also completed the development of our operational risk management system in accordance with the Basel II Advanced Measurement Approach, or AMA, in December 2005. Also, we updated our procedure with respect to collecting loss data and, as a result, we are now able to calculate our operational risk VaR in accordance with AMA. Finally, in accordance with approval received from the Financial Supervisory Service in 2005, our market risk model is now being used to compute market risk VaR.

In addition, we established our implementation plan for development of our internal capital adequacy assessment process in October 2005, in order to meet the requirements of “Pillar 2” of Basel II. Under this plan, we are developing the quantitative and qualitative assessment methodologies for interest rate, liquidity, strategic and reputational risk, as well as for other risks not fully captured under “Pillar 1,” such as credit concentration risk and residual risk in credit mitigation/securitization. This work is scheduled to be completed by the end of 2006. The highlight of these developments is our upgraded bank-wide risk management system. We have recently completed a significant upgrade to our credit risk economic capital and risk adjusted return on capital systems and methodologies, resulting in an automated credit risk economic capital measurement engine. This new system will allow us to develop more advanced portfolio analytics and to provide detailed portfolio information to management, including that required for risk adjusted performance measurement.

Regarding “Pillar 3” of Basel II, we have defined specific business reporting requirements related to “Pillar 3” in close cooperation with the Financial Supervisory Service and completed the development of our Basel II disclosure system in November 2005.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment”

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which revised SFAS No. 123 and eliminates the ability to account for share-based compensation transactions using Accounting Principles Board (“APB”) Opinion No. 25, SFAS No. 123(R) generally requires that such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. SFAS No. 123(R) also amends SFAS No. 95, “Statement of Cash Flows,” requiring the benefits of tax deductions in excess of recognized cash flows to be reported as a financing cash inflow, rather than as a reduction of taxes paid as previously required. In April 2005, the U.S. Securities and Exchange Commission approved a new rule that delayed the effective date of SFAS No. 123(R). Under the U.S. Securities and Exchange Commission’s rule, SFAS No. 123(R) is effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. We adopted SFAS No. 123(R) beginning January 1, 2006. We adopted the fair value method of accounting for stock-based compensation as of January 1, 2003, and as a result, adoption of SFAS No. 123(R) did not have a material impact on our results of operations or financial condition.

On March 29, 2005, the U.S. Securities and Exchange Commission released Staff Accounting Bulletin No. 107 (“SAB No. 107”), which provides guidance on several technical issues regarding the required adoption of SFAS No. 123(R). We adopted SAB 107 on January 1, 2006 in conjunction with the adoption of SFAS No. 123(R). Compliance with SAB No. 107 did not have a material impact upon our results of operations or financial condition.

Emerging Issues Task Force (“EITF”) No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” and FASB Staff Position (“FSP”) EITF No. 03-1-1, “Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’”

In March 2004, the EITF issued EITF No. 03-1 “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“EITF No. 03-1”). EITF No. 03-1 provides recognition and measurement guidance regarding when impairments of equity and debt securities are considered other than temporary thereby requiring a charge to earnings, and also requires additional annual disclosures for investments in unrealized loss positions. The requirements for additional annual disclosures were previously issued by the EITF in November 2003 and were effective with respect to us for the year ended December 31, 2003.

In September 2004, the FASB issued FSP EITF No. 03-1-1, “Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,’” which delayed the recognition and measurement provisions of EITF No. 03-1 pending the issuance of further implementation guidance.

On November 3, 2005, the FASB issued FSP No. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. It nullifies certain requirements of EITF Issue No. 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” The guidance in this FSP also amends SFAS No. 115. The FSP is effective for reporting periods beginning after December 15, 2005. The adoption of FSP No.115-1 and FAS 124-1 on January 1, 2006 is not expected to have a material impact on our results of operations or financial condition.

FIN No. 47, “Accounting for Conditional Asset Retirement Obligation”

In March 2005, the FASB issued FIN No. 47 which applies to obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and/or the normal operation of a long-lived asset. Under FIN No. 47, an entity is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. FIN No. 47 is effective no later than the end of the first fiscal year ending after December 15, 2005. The adoption of FIN No. 47 is not expected to have a significant impact on our results of operations or financial condition.

SFAS No. 153, “Accounting for Exchange of Nonmonetary Assets—an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”

In December 2004, the FASB issued SFAS No.153, “Accounting for Exchange of Nonmonetary Assets” (“SFAS No.153”), which eliminates the APB Opinion No. 29 exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No.153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No.153 is not expected to have significant impact on our results of operations or financial condition.

SFAS No. 154, “Accounting Changes and Error Corrections”

In May 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which is a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 also establishes, unless impracticable, retrospective application as the required method for reporting change in accounting principle. SFAS No.154 is effective for accounting changes and corrections of errors made in the fiscal years beginning after December 15, 2005. The adoption of SFAS No.154 is not expected to have significant impact on our results of operations or financial condition.

SFAS No. 155, “Accounting for Certain Hybrid Instruments”

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (“SFAS No. 155”), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS No. 133. SFAS No. 155 also subjects beneficiary interests issued by securitization vehicles to the requirements of SFAS No. 133. SFAS No. 155 is effective as of January 1, 2007, with earlier adoption permitted. Our management is currently evaluating the effect of this statement, but does not expect that it would have a significant impact on our results of operations or financial condition.

SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS No. 156”) which amends FASB No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115 and (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either of the amortization method or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. Our management is currently evaluating the effect of this statement, but does not expect that it would have a significant impact on our results of operations or financial condition.

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

Consolidated Income Statement Data under Korean GAAP

	Year ended December 31,
	2001(1)		2002		2003		2004		2005		2005(2)
	(in billions of Won, except per common share data)										(in millions of US$, except per common share data)
Interest income (3)	(Won)	8,304	(Won)	13,088	(Won)	13,085	(Won)	12,284	(Won)	11,491	US$	11,377
Interest expense		5,502		7,008		6,476		5,541		4,731		4,684

Net interest income		2,802		6,080		6,609		6,743		6,760		6,693
Provision for possible credit losses		1,414		3,196		2,029		3,065		1,029		1,019

Net interest income after provision for possible credit losses		1,388		2,884		4,580		3,678		5,731		5,674
Non-interest revenue (3)(4)		5,325		5,775		4,936		8,547		6,796		6,728
Non-interest expense (5)		5,177		6,703		6,595		10,546		9,438		9,344

Operating income		1,536		1,956		2,921		1,679		3,089		3,058
Non-operating loss, net		(180)		(138)		(4,181)		(1,056)		170		169

Net (loss) income before income tax expense		1,356		1,818		(1,260)		623		3,259		3,227
Income tax (benefit) expense		560		612		(418)		264		1,006		996

Net (loss) income before consolidation adjustments		796		1,206		(842)		359		2,253		2,231
Minority interest in (losses) earnings of consolidated subsidiaries		(121)		65		(77)		(3)		(12)		(12)
Other		162		—		—		—		—		—

Net income	(Won)	837	(Won)	1,271	(Won)	(919)	(Won)	356	(Won)	2,241	US$	2,219

Per common share data:
Earnings per share-basic	(Won)	4,188	(Won)	4,001	(Won)	(2,818)	(Won)	(1,162)	(Won)	6,943	US$	6.87
Earnings per share-diluted		4,003		4,001		(2,818)		(1,161)		6,938		6.87
Cash dividends per common share (6)		100		1,000		—		550		550		0.54
Stock dividends per common share		300		—		—		—		—		—

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect on December 30, 2005 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	Commencing with the year ended December 31, 2005, interest on credit card loans and credit card installment purchases, merchant fees, and commission on cash advances and credit card installment purchases have been reclassified from non-interest income to interest income.
(4)	Non-interest revenue includes fees and commission income (other than with respect to credit cards), dividends on securities, gains on security valuations and disposals, gains on foreign currency transactions and gains from derivative transactions.
(5)	Non-interest expense is composed of fees and commissions paid or payable, general and administrative expenses, losses on security valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.
(6)	Ratios represent the periods to which the dividends relate.

Consolidated Balance Sheet Data under Korean GAAP

	Year ended December 31,
	2001(1)		2002		2003		2004		2005		2005(2)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	(Won)	7,843	(Won)	4,791	(Won)	6,561	(Won)	5,213	(Won)	5,943	US$	5,884
Foreign exchange (3)		—		—		—		—		—		—
Loans (4)(5)(6)		118,982		138,456		145,067		138,969		138,281		136,912
Less: allowance for doubtful accounts		(2,641)		(3,312)		(3,922)		(3,131)		(2,459)		(2,435)
Trading securities (7)		11,634		9,273		7,178		6,523		6,463		6,399
Investment securities (7)		26,653		27,589		22,159		24,147		27,016		26,749
Premises and equipment, net		3,291		3,360		3,025		2,637		2,442		2,417
Other assets (8)(9)		6,837		6,969		6,755		8,331		5,217		5,165
Consolidation adjustment debit		—		—		—		—		—		—

Total assets	(Won)	172,599	(Won)	187,126	(Won)	186,823	(Won)	182,689	(Won)	182,903	US$	181,091

Deposits		120,449		126,891		135,373		130,134		129,616		128,332
Borrowings (10)(11)		17,073		15,473		10,751		9,359		13,328		13,196
Debentures		13,861		23,450		19,183		21,875		16,548		16,384
Other liabilities (12)		11,939		10,632		13,205		12,059		10,960		10,852

Total liabilities		163,322		176,446		178,512		173,427		170,452		168,764

Minority interests in consolidated subsidiaries		309		252		17		28		39		38
Stockholders’ equity		8,968		10,428		8,294		9,234		12,412		12,289

Total liabilities, minority interest and stockholders’ equity	(Won)	172,599	(Won)	187,126	(Won)	186,823	(Won)	182,689	(Won)	182,903	US$	181,091

(1)	Data reflect the impact of the merger between the former Kookmin Bank and H&CB effected on November 1, 2001, which was accounted for using the purchase method of accounting.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect on December 30, 2005 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	Foreign exchange represents holdings of foreign currency and bills bought in foreign currencies and are included in cash and cash equivalents and loans, respectively. The amounts of foreign currency and bills bought in foreign currencies as of December 31, 2001 were (Won)147 billion and (Won)1,006 billion, respectively. As of December 31, 2002, the amounts were (Won)187 billion and (Won)756 billion, respectively. As of December 31, 2003, the amounts were (Won)228 billion and (Won)534 billion, respectively. As of December 31, 2004, the amounts were (Won)125 billion and (Won)575 billion, respectively. As of December 31, 2005, the amounts were (Won)150 billion and (Won)1,378 billion, respectively.
(4)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets.
(5)	Credit card assets are included in loans. The amount of credit card assets was (Won)14,089 billion, (Won)14,968 billion, (Won)11,665 billion, (Won)7,644 billion and (Won)7,571 billion as of December 31, 2001, 2002, 2003, 2004 and 2005, respectively.
(6)	Call loans are included in loans. The amount of call loans at December 31, 2001, 2002, 2003, 2004 and 2005 was (Won)1,497 billion, (Won)319 billion, (Won)1,659 billion, (Won)2,824 billion and (Won)1,535 billion respectively.
(7)	Under Korean GAAP, all debt securities and marketable equity securities are accounted for on a similar basis to U.S. GAAP. However, adjustments for impairment can be reversed up to the original cost of the investment.

(8)	Guarantees and acceptances for which the amounts were determined do not appear on the balance sheet but are recorded as an off-balance sheet item in the notes to our consolidated financial statements. The amounts of guarantees and acceptances at December 31, 2001, 2002, 2003, 2004 and 2005 were (Won)2,825 billion, (Won)1,048 billion, (Won)811 billion, (Won)976 billion and (Won)1,790 billion respectively.
(9)	Other assets include leasehold deposits, accounts receivables, accrued interest income, prepaid expenses and unsettled debit of domestic exchange (which represents outstanding balances due from other banks generated in the process of fund settlements of domestic exchange, such as checks, bills, drafts, remittance exchange, ATM use and credit card network). Leasehold deposits are recorded as other assets on the balance sheet. Accumulated depreciation is recorded as a deduction from premises and equipment.
(10)	Borrowings consist mainly of borrowings from the Bank of Korea, the Korean government and other banking institutions.
(11)	Call money is included in borrowings at December 31, 2001, 2002, 2003, 2004 and 2005. The balance of call money as of those dates was (Won)2,701 billion, (Won)306 billion, (Won)522 billion, (Won)655 billion and (Won)1,254 billion respectively.
(12)	Under Korean GAAP, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Provisions are only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. The amounts of allowance as of December 31, 2001, 2002, 2003, 2004 and 2005 were (Won)44 billion, (Won)2 billion, (Won)1 billion, (Won)1 billion and (Won)10 billion respectively. These amounts are included in other liabilities.

Profitability and Other Ratios under Korean GAAP

	Year ended December 31,
	2001	2002	2003	2004	2005
	(percentages)
Net income as a percentage of:
Average total assets (1)	0.76%	0.71%	(0.47)%	0.19%	1.22%
Average stockholders’ equity (1)	15.47	11.47	(7.36)	3.75	19.30
Dividend payout ratio (2)	14.32	25.58	—	47.36	8.25
Net interest spread (3)	2.11	3.93	3.57	4.04	3.98
Net interest margin (4)	2.59	3.87	3.76	4.05	4.10
Efficiency ratio (5)	63.51	56.54	57.13	68.97	69.62
Cost-to-average assets ratio (6)	4.67	3.75	3.34	5.66	5.13
Fee income as a percentage of total income (7)	15.50	13.10	13.56	7.28	6.13

(1)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(2)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(3)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Net interest margin represents the ratio of net interest income to average interest earning assets.
(5)	Efficiency ratio represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Cost-to-average assets ratio represents the ratio of non-interest expense to average total assets.
(7)	Fee income represents income other than interest income and other operating income, and excludes fees and commissions classified in those categories under Korean GAAP.

Capital Ratios under Korean GAAP

	Year ended December 31,
	2001	2002	2003	2004	2005
	(percentages)
Tier I capital adequacy ratio (1)	7.09%	6.62%	6.03%	6.67%	9.67%
Tier II capital adequacy ratio (1)	3.18	3.79	3.78	4.34	3.28
Average stockholders’ equity as a percentage of average total assets	4.88	6.20	6.33	5.10	6.31

(1)	The capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which guidelines are consistent with the capital adequacy accord reached by the Basel Committee of Banking Supervision, Bank for International Settlements in all material respects. The computation is prepared on a consolidated Korean GAAP basis.

Credit Portfolio Ratios under Korean GAAP

	As of December 31,
	2001		2002		2003		2004		2005
	(in billions of Won, except percentages)
Non-performing loans (1)	(Won)	3,925	(Won)	4,126	(Won)	4,962	(Won)	3,524	(Won)	2,297

Non performing loans as a percentage of total loans		3.30%		2.98%		3.45%		2.53%		1.66%
Non performing loans as a percentage of total assets		2.27		2.20		2.66		1.93		1.26
Allowance for loan losses as a percentage of non-performing loans		46.96		40.04		44.62		47.86		52.83
Allowance for loan losses as a percentage of total loans		2.22		2.38		2.59		2.25		1.78
Non-performing credits as a percentage of total credits (2)		3.26		2.96		3.44		2.52		1.63
Won loans as a percentage of Won deposits (3)		97.36		95.20		97.35		99.41		96.94
Precautionary loans as a percentage of total loans		3.67		5.50		5.35		4.37		2.30
Precautionary and below loans as a percentage of total loans (4)		6.97		8.48		8.81		6.90		3.97
Precautionary and below loans as a percentage of total assets (4)		4.80		6.27		6.78		5.26		3.00
Allowance for loan losses as a percentage of precautionary and below loans (4)		25.24		19.37		22.20		23.53		28.29

(1)	Non-performing loans are defined in accordance with regulatory guidance in Korea. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks.”
(2)	Credits include loans and confirmed guarantees and acceptances provided from our trust accounts (including bills purchased and privately placed debentures), as well as the total loan portfolio of the banking accounts. Loans, as defined for Korean GAAP purposes, include loans provided from our trust accounts (including bills purchased and privately placed debentures), as well as the total loan portfolio of the banking accounts.
(3)	Under Korean GAAP, Won loans do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower. Including these items, our ratios as of December 31, 2001, 2002, 2003, 2004 and 2005 would have been 95.77%, 108.67%, 109.74%, 109.55% and 107.40%, respectively.
(4)	As defined by the Financial Supervisory Commission.

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

	2005
	(in millions of Won)
U.S. GAAP net income	(Won)	2,716,197

1 Provision for credit losses		(793,720)
2 Deferred loan costs		(4,361)
3 Equity method investments		(18,565)
4 Securities and hedging derivatives accounting		10,193
5 Other loan sale accounting		32,078
6 Fixed assets		992
7 Merger with Korea Long Term Credit Bank		—
8 Reversal of amortization of present value discounts		6,440
9 Foreign currency translation		(27,595)
10 Merger with H&CB		(41,784)
11 Minority interest		(9,219)
12 Merger with Kookmin Credit Card		7,853
13 Consolidation of fund represented by the wholly owned beneficiary certificates		192,434
14 Others		62,147

Total of adjustments		(583,107)
Tax effect of adjustments		107,965

Korean GAAP net income	(Won)	2,241,055

U.S. GAAP stockholders’ equity	(Won)	11,392,408

1 Provision for credit losses		(538,564)
2 Deferred loan costs		(84,411)
3 Equity method investments		(25,387)
4 Securities and hedging derivatives accounting		372,104
5 Other loan sale accounting		(380,507)
6 Fixed assets		331,586
7 Merger with Korea Long Term Credit Bank		363,550
8 Reversal of amortization of present value discounts		158,111
9 Foreign currency translation		(24,204)
10 Merger with H&CB		607,955
11 Minority interest		38,613
12 Merger with Kookmin Credit Card		(250,540)
13 Consolidation of fund represented by the wholly owned beneficiary certificates		369
14 Others		55,413

Total of adjustments		624,088
Tax effect of adjustments		433,736

Korean GAAP stockholders’ equity	(Won)	12,450,232

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

Prior to 2004 year-end, the allowance for loan losses under Korean GAAP was determined based on the classification guidelines promulgated by the Financial Supervisory Commission (“FSC”), which require that the allowance should be equal to or greater than the allowance based on the minimum provisioning rate determined by the classification of the loan. Beginning with 2004 year-end, the allowance for loan losses under Korean GAAP has been determined at the larger of the allowance based on historical loss rates of loan portfolios or the one based on the loan classification guidelines of the FSC. For 2004 year-end, we used the allowance based on the FSC guidelines as it was greater than the one based on the historical loss rates. Our reserve under Korean GAAP was established based on the following percentages as of December 31, 2005:

2005
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

2.	Under U.S. GAAP, certain employee and other costs associated with originating loans are deferred and amortized as a yield adjustment over the life of the related loans, net of any related fees received. These costs relate to direct loan origination activities performed by us which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction. Prior to January 1, 2003, Korean GAAP required that these origination fees and costs be recognized as income or expense when received or paid and did not provide for deferral or amortization. Effective January 1, 2003, certain origination fees and costs were required to be deferred and amortized as a yield adjustment over the life of the related loans.

3.	In our consolidated financial statements under U.S. GAAP, we must include a proportionate share of the results of operations of our investments accounted for under the equity method, which would be also prepared on a U.S. GAAP basis.

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

12.	Under Korean GAAP, the value of consideration paid for the step-up acquisition of a subsidiary is measured based on book value of the subsidiary’s net assets on the consummation date of the merger. Accordingly the value of consideration paid for the acquisition of Kookmin Credit Card (“KCC”) was measured based on book value of KCC’s net assets. However, under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the Stock Market Division of the Korea Exchange two days before and after the date the merger was agreed to and announced. The application of U.S. GAAP resulted in goodwill due to the fact that the consideration paid was more than the fair value of KCC’s net assets acquired. Under Korean GAAP, goodwill was not recognized because the value of consideration measured based on the consummation date was the same as the book value of KCC’s net assets. The adjustment primarily reflected the following:

(a)	Costs that were directly related to the merger were expensed under Korean GAAP, whereas such costs were included in the cost of the merger under U.S. GAAP.

(b)	The operating results of KCC was affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, the allocation to minority of their shares of KCC was also affected as a result of the conversion.

(c)	Accretion to income or amortization to expense of the difference between the fair value and book value of the assets acquired and liabilities assumed.

(d)	The amortization related to the credit card relationship intangible asset acquired in the merger based on their estimated useful lives in proportion to the estimated run-off of customer relationships.

13.	Under Korean GAAP, beneficiary certificates were treated as available-for-sale securities and, therefore, related unrealized gains or losses were recorded in the other comprehensive income of the stockholders’ equity. When beneficiary certificates were sold, related realized gains or losses were recorded in net income. However, under U.S. GAAP, the underlying funds represented by the wholly owned beneficiary certificates were consolidated into our financial statements, resulting in the net income or loss of the funds being reflected in our annual net income. The difference in the stockholders’ equity mostly relates to the effect of deferred taxes on the unrealized gains or losses on the beneficiary certificates treated as available for sale securities.

14.	This adjustment reflected the effect of miscellaneous items, which were not individually material.

Item 5C.	Research and Development, Patents and Licenses, etc.

Not Applicable

Item 5D.	Trend Information

These matters are discussed under Item 5A and Item 5B above where relevant.

Item 5E.	Off-Balance Sheet Arrangements

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

Our articles of incorporation provide that:

•	we may have no more than 30 directors;

•	the number of executive directors must be less than 50% of the total number of directors; and

•	we have five or more non-executive directors.

Each of our executive and non-executive directors has been elected for a three-year term of office, except that the term of each of the non-executive directors re-elected at the ordinary shareholders’ meeting in March 2006 will be one, two or three years from such shareholders’ meeting. Terms are renewable and are subject to the Korean Commercial Code, the Bank Act and related regulations.

Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of any director or any committee that serves under the board of directors.

The names and positions of our directors are set forth below. The business address of all of the directors is our registered office at 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea.

Executive Directors

The table below identifies our executive directors as of the date of this annual report:

Name	Age	Position	Director Since	End of Term(1)
Chung Won Kang	55	President and Chief Executive Officer	November 1, 2004	2007
Hyung Duk Chang	55	Chief Audit Executive	December 13, 2004	2008
Ki Hong Kim	47	Chief Executive Vice President	March 24, 2006	2009
Kap Shin	50	Chief Financial Officer and Senior Executive Vice President; Finance Group	March 18, 2005	2008

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Ki Hong Kim is our executive director, chief executive vice president and head of the Strategic Planning Group since March 2006. He was a non-executive director from 2003 to 2005. He was a professor of business administration at Chungbuk National University, a research fellow at the Korea Institute of Fiscal Policy, a research director at the Korea Insurance Development Institute and an assistant governor at the Financial Supervisory Service. He received a B.A. in business and economics from Barat College, an M.B.A. from the University of Missouri and a Ph.D. in business administration from the University of Georgia.

Kap Shin is our chief financial officer, senior executive vice president and head of the Finance Group. He was chief financial officer of Korea Exchange Bank Credit Service, chief executive officer of Kapco Inc. and chief financial officer of Citibank Korea. He received a B.A. in accounting and an M.B.A. from Northern Illinois University.

Non-executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. All nine non-executive directors below were nominated by our Non-executive Director Nominating Committee and elected at the ordinary shareholders’ meeting.

The table below identifies our non-executive directors as of the date of this annual report:

Name	Age	Position	Director Since	Year Term Ends(1)
Dong Soo Chung	60	Non-executive Director	March 22, 2002	2008
Nobuya Takasugi	63	Non-executive Director	March 18, 2005	2008
Kee Young Chung	57	Non-executive Director	March 24, 2006	2009
Doo Hwan Song	57	Non-executive Director	March 18, 2005	2008
Chang Kyu Lee	56	Non-executive Director	March 18, 2005	2008
Dam Cho	53	Non-executive Director	March 18, 2005	2008
Bo Kyung Byun	53	Non-executive Director	March 24, 2006	2009
Baek In Cha	47	Non-executive Director	March 24, 2006	2009
Young Soon Cheon	45	Non-executive Director	March 23, 2004	2007

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Nobuya Takasugi has been a non-executive director since 2005. He is currently an executive advisor to Fuji Xerox Korea. He was chairman and chief executive officer of Fuji Xerox Korea, chairman of the Seoul Japan Club and chairman of the Asia Pacific Policy Research Institute Advisory Council. He received a B.A. in commercial science from Waseda University in Japan.

Kee Young Chung was elected non-executive director this year. He is currently a professor of Keimyung University. He was President of Korea Accounting Institute, Chairman of Korea Accounting Standards Board and Chief Accountant of Financial Supervisory Service. He received a B.A. in business administration from Seoul National University, an M.B.A from Seoul National University, and a Ph.D. in accounting from the University of Texas at Austin.

Doo Hwan Song has been a non-executive director since 2005. He is currently a representative partner of Hankyul Law Firm. He served as an independent counsel on remittance to North Korea, an arbitrator of the Korean Commercial Arbitration Board, an executive director of the Korean Bar Association and a judge in the Seoul Civil District Court. He received a B.A. in law from Seoul National University.

Chang Kyu Lee has been a non-executive director since 2005. He is currently chief executive officer of Joongang Ilbo News Media. He was chief economic correspondent and managing director of Joongang Ilbo, director of Joongang Ilbo Newsroom and branch chief of Joongang Ilbo in Tokyo. He received a B.A. in economics from Sogang University.

Dam Cho has been a non-executive director since 2005. He is currently a professor at Chonnam National University. He was president of Korean Financial Management Association and a lecturer at Hongik University. He received a B.A. in business administration, an M.B.A. and a Ph.D. in finance from Korea University.

Bo Kyung Byun was elected non-executive director this year. He is currently President and Chief Executive Officer of Kolon Data Communication Co., Ltd. He was President and Chief Executive Officer of LG IBM PC Co., Ltd. and a board member of IBM Korea. He received a B.S. in mechanical engineering from Seoul National University and an Executive Education MBA Program Certificate from the Wharton School, University of Pennsylvania.

Baek In Cha was elected non-executive director this year. He is currently Vice President of Korea Institute of Finance. He was an assistant professor at City University of Hong Kong and the University of Texas at Arlington. He received a B.A. in economics from Seoul National University, and an M.A. and Ph.D. in economics from the University of Minnesota.

Young Soon Cheon was elected as a non-executive director in 2004. She is currently a professor of business administration at Chungang University. Prior to that, she was an assistant professor at Kyunghee University and an assistant professor at Baruch College, City University of New York. She received a B.A. in business administration from Chungang University, and an M.A. and Ph.D. in accountancy from the University of Georgia.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Age	Position
Nam Sik Yang	52	Senior Executive Vice President; Consumer Banking Group I
Won Sik Yeo	53	Senior Executive Vice President; Consumer Banking Group II
Dal Soo Lee	54	Senior Executive Vice President; Consumer Marketing Group
Yong Kook Oh	57	Senior Executive Vice President; Corporate Banking Group
Hyo Sung Won	46	Senior Executive Vice President; Credit Card Group
De Oak Shin	55	Senior Executive Vice President; PB/Asset Management Group
Jung Young Kang	55	Senior Executive Vice President; Trust/National Housing Fund Management Group
Young Han Choi	48	Senior Executive Vice President; Capital Markets and Treasury Group
Dong Soo Choe	51	Senior Executive Vice President; Credit Group
Jeong Min Kim	55	Senior Executive Vice President; Sales Supporting Group
Donald H. MacKenzie	58	Senior Executive Vice President; Risk Management Group
Kap Joe Song	59	Senior Executive Vice President; Information Technology Group
Dong Won Kim	53	Senior Executive Vice President; Human Resources Group

None of the executive officers have any significant activities outside Kookmin Bank.

Nam Sik Yang is a senior executive vice president and the head of the Consumer Banking Group I. Prior to that, he was the head of the Consumer Banking Group II. He received a B.S. from Seoul National University and an M.A. from Yonsei University.

Won Sik Yeo is a senior executive vice president and the head of the Consumer Banking Group II. Prior to that, he was the head of Kangnam regional headquarters. He received a B.A. from Kookjae University.

Dal Soo Lee is a senior executive vice president and the head of the Consumer Marketing Group. Prior to that, he was the head of Daegu regional headquarters. He graduated from Daegu Commercial High School.

Yong Kook Oh is a senior executive vice president and the head of the Corporate Banking Group. Prior to that, he was a deputy president and executive vice president at Shinhan Bank and head of the Local Corporation Banking Group at Citibank, Korea. He received a B.A. in business from Korea University.

Hyo Sung Won is a senior executive vice president and the head of the Credit Card Group. Prior to that, he was senior executive vice president of the Consumer Marketing Group, executive vice president at KorAm Bank and a marketing director at Citibank, Korea. He received a B.A. in business from Seoul National University and an M.B.A. from Indiana University.

De Oak Shin is a senior executive vice president and the head of the PB/Asset Management Group. Prior to that, she was the head of Seongnam regional headquarters. She received a B.A. in education from Sookmyung Women’s University.

Jung Young Kang is a senior executive vice president and the head of the Trust/National Housing Fund Management Group. Prior to joining us, he was a tax judge at the National Tax Tribunal. He received a B.A. in Economics from Sungkyunkwan University, an M.A. in public administration from Seoul National University and an M.A. in economics from Indiana University.

Young Han Choi is a senior executive vice president and the head of the Capital Markets and Treasury Group. Prior to that, he was a consultant at Accolate Inc. and the head of the Trading and Treasury Group at Deutsche Bank Korea. He received a B.A. in business from Yonsei University and an M.B.A. from University of Michigan.

Dong Soo Choe is a senior executive vice president and the head of the Credit Group. Prior to that, he was the head of Commercial Affairs and Investment Banking at Samsung Securities and an assistant executive vice president of Credit Analysis at Hana Bank. He received a B.A. in French literature from Yonsei University and an M.B.A. from the Peter Drucker Management School of Claremont Graduate University.

Jeong Min Kim is a senior executive vice president and the head of the Sales Supporting Group. Prior to that, he was the head of the Human Resources Group. He received a B.A. in business from Korea National Open University and an M.A. in human resources from Yonsei University.

Donald H. MacKenzie is a senior executive vice president and the head of the Risk Management Group. Prior to that, he was an executive director and senior executive vice president. He was seconded to us by ING Groep N.V. in 2000 as a senior advisor on risk management matters. Before coming to Korea, he was the country manager for ING Bank N.V. in Japan, managing director of ING Barings Limited, a vice president with Goldman Sachs and a partner at KPMG Peat Marwick. He is a member of the Canadian Institute of Chartered Accountants. He received a B.A. in economics from British Columbia University and a degree in accounting, finance and business administration from Simon Fraser University.

Kap Joe Song is a senior executive vice president and the head of the Information Technology Group. Prior to that, he was the executive vice president of IT at Hana Bank, and vice president of Citibank Global Tec Infra Division. He received a B.S. from Yonsei University.

Dong Won Kim is a senior executive vice president and the head of the Human Resources Group. Prior to that, he was the head of Strategic Planning Group. Prior to joining us, he was an editor at the Maeil Business Newspaper and a professor at Suwon University. He received a B.A., M.A., and Ph.D. in economics from Korea University.

Item 6B.	Compensation

The aggregate remuneration paid and benefits-in-kind paid by us to our chairman, our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2005 was (Won)5,864 million. In addition, for the year ended December 31, 2005, we set aside (Won)879 million for allowances for severance and retirement benefits for our chairman, our president and chief executive officer, the other executive directors and our executive officers.

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

On November 1, 2004, we granted 700,000 options to our current president and chief executive officer, Mr. Chung Won Kang. Calculation with respect to how many options are exercisable is variable based on our financial performance and, specifically, the meeting of certain financial targets. Of the 700,000 options granted:

•	300,000 options will become exercisable if we reach a return on equity target of 25%;

•	200,000 options will become exercisable if we reach a BIS target ratio of 12%; and

•	200,000 options will become exercisable if we reach a total return target for our shareholders, which is 100% of the rate of increase in the KOSPI banking industry index.

Our financial performance, as well as the rate of increase in the KOSPI banking industry index, will be measured at the commencement of the exercise period. In the case of early retirement, prior to the date of retirement, the number of options exercisable will be determined based on the duration of employment and the exercise price will depend on the KOSPI banking industry index on the date of such early retirement. These options vest after three years from the grant date and up to eight years after such date, beginning on November 2, 2007 and may be exercised up to eight years from the grant date. The exercise price is (Won)37,600 and the exercised options can be settled through the issuance of shares, the allocation of treasury shares, or the payment in cash or treasury shares the difference between the exercise and the market price at the date of exercise, at our discretion. For additional information regarding our stock option plan, see Note 29 to our consolidated financial statements.

In 2005, we recognized (Won)20,957 million as compensation expense for the stock options granted under our incentive stock option plan. For additional information regarding our compensation expense in connection with our incentive stock option plan, see Note 29 to our consolidated financial statements.

Item 6C.	Board Practices

See “Item 6A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have the following committees that serve under the board:

•	the Audit Committee;

•	the Board Steering Committee;

•	the Management Strategy Committee;

•	the Risk Management Committee;

•	the Evaluation and Compensation Committee; and

•	the Non-executive Director Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Audit Committee

The committee currently consists of four non-executive directors, Young Soon Cheon, Kee Young Chung, Dam Cho and Bo Kyung Byun, together with our chief audit executive Hyung Duk Chang, who serves as a standing member. The chairperson of the Audit Committee is Young Soon Cheon. The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Board Steering Committee

The committee currently consists of five non-executive directors, Dong Soo Chung, Doo Hwan Song, Chang Kyu Lee, Dam Cho and Young Soon Cheon, together with our president and chief executive officer Chung Won Kang. The chairperson of the Board Steering Committee is currently Dong Soo Chung. The committee is responsible for discussion and review of overall matters with respect to the governance of the bank, promoting the efficiency and active function of the Board and each committee, coordination and the conferring of opinions between the board and the president and evaluations of the board, committees and non-executive directors. The committee’s responsibilities also include planning the board’s agenda, development and monitoring director education programs and reviewing the structure of committees. The committee holds regular meetings every quarter.

Management Strategy Committee

The committee currently consists of five non-executive directors, Chang Kyu Lee, Nobuya Takasugi, Dong Soo Chung, Doo Hwan Song and Bo Kyung Byun, together with chief executive vice president Ki Hong Kim. The chairperson of the Management Strategy Committee is currently Chang Kyu Lee. The Management Strategy Committee reviews vision and mid-long term management strategy, the annual business plan, the annual budget plan, new strategic businesses, major financial strategy and major issues with respect to our management. The committee holds regular meetings every quarter.

Risk Management Committee

The committee currently consists of five non-executive directors, Dam Cho, Nobuya Takasugi, Kee Young Chung, Baek In Cha and Young Soon Cheon, together with our chief financial officer and senior executive vice president Kap Shin. The chairperson of the Risk Management Committee is Dam Cho. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Evaluation and Compensation Committee

The committee currently consists of four non-executive directors, Doo Hwan Song, Dong Soo Chung, Chang Kyu Lee, and Baek In Cha. The chairperson of the committee is Doo Hwan Song. The Evaluation and

Compensation Committee reviews compensation schemes and compensation levels. The committee is also responsible for deliberating and deciding compensation of directors, evaluating management’s performance and deciding the performance-based annual salary of the president and the chief audit executive. The committee holds regular meetings every six months.

Non-executive Director Nominating Committee

The committee currently has no members. The last meeting of the committee was on February 21, 2006 to nominate our current slate of nine non-executive directors. The committee oversees the selection of non-executive director candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the non-executive directors until the nominated non-executive directors are appointed. The committee shall be composed of four non-executive directors.

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

NYSE Corporate Governance Standards	Kookmin Bank
Director independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as 9 out of 13 directors are non-executive directors.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our non-executive directors hold quarterly executive sessions in accordance with the Regulation of the Board of Directors.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Our Non-executive Director Nominating Committee is composed of four non-executive directors, and the committee presents proposals for the nomination of non-executive directors to the board.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four non-executive directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four non-executive directors and a standing member who satisfies the New York Stock Exchange’s independence requirements. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has five members, as described above.

NYSE Corporate Governance Standards	Kookmin Bank
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: one providing for the grant of stock options to officers and directors; and an employee stock ownership plan, or ESOP.

All material matters related to the granting stock options are provided in our Articles of Incorporation, and any amendments to the Articles of Incorporation are subject to shareholders’ approval.

Matters related to the ESOP are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We are currently in the preliminary process of adopting corporate governance guidelines.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics and Business Conduct for Employees, a copy of which is filed as an exhibit to last year’s annual report and which is also available on our website.

Item 6D.	Employees

The following table sets forth information, for the periods indicated, regarding our employees:

	As of December 31,
	2003	2004	2005
Full-time employees	19,525	18,927	16,960
Contractual employees	9,455	8,367	7,085
Managerial or executive employees	11,309	11,000	10,360
Members of Korea Financial Industry Union
Kookmin Bank Chapter	8,342	8,126	—
H&CB Chapter	6,933	6,772	—
Members of the Korean Confederation of Trade Unions
Former Kookmin Credit Card Labor Union	1,215	1,215	—
Members of Korea Financial Industry Union
Kookmin Bank Chapter	—	—	14,816
Subsidiary full-time employees (1)	945	1,226	1,145

(1)	Including executive officers.

We consider our relations with our employees to be satisfactory. Every year, usually in May, our unions and our management negotiate and enter into a new collective bargaining agreement and negotiate annual wage adjustments. Following the merger of former Kookmin Bank and H&CB, we had two union chapters of the Korea Financial Industry Union and one labor union of the Korean Confederation of Trade Unions. These three union bodies merged into the Kookmin Bank Chapter of the Korea Financial Industry Union in January 2005.

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

Upon termination, our employees are entitled to receive severance payments pursuant to the Labor Standards Act of Korea. The amount received by any employee equals the amount equivalent to (1) 30 days’ salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by (2) the number of continuous years during which the employee worked. For information regarding our severance payments, see Note 28 of the notes to our consolidated financial statements.

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

We operate an employee training program in order to improve management skills of our employees. The program is aimed at cultivating financial specialists with higher levels of management and business skills, and is comprised of a number of customized training programs such as training courses for employees of different positions, a human resources development program to train future leaders and support programs for self-learning courses. The training programs are operated at various locations including four Kookmin Bank training centers and other domestic and overseas training facilities. The broad spectrum of training programs, combined with the state-of-the-art technologies such as cyber training and satellite broadcasting, maximizes the level of exposure of the trainees to the contents of the programs. Also, our new training scheme for 2006 based on classified training courses and a development evaluation system has facilitated systemic development of employee skills and a spontaneous learning environment.

Item 6E.	Share Ownership

Common Stock

As of December 31, 2005, the persons who are currently our directors or executive officers, as a group, held an aggregate of 12,774 shares of common stock of Kookmin Bank, representing approximately 0.004% of the outstanding Kookmin Bank common stock as of such date. None of these persons individually held more than 1% of the outstanding common stock of Kookmin Bank as of such date.

Stock Options

The following table is the breakdown of stock options with respect to our common stock which we have granted to our directors and employees. It describes grant date, position, exercise period, price and the number of options as of March 31, 2006.

		Exercise period		Exercise price	Number of granted options(1)	Number of exercised options	Number of exercisable options
Grant Date	Position when granted	From	To
24-Mar-01	Senior Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	3,500	15,833
24-Mar-01	Non-executive Director	25-Mar-04	24-Mar-07	25,100	2,318	1,518	800
24-Mar-01	Employee	25-Mar-04	24-Mar-07	25,100	16,491	14,916	1,575
15-Mar-01	Chairman and CEO	16-Mar-04	15-Mar-09	28,027	29,614	15,000	14,614
15-Mar-01	Chief Audit Executive	16-Mar-04	15-Mar-09	28,027	14,807	2,807	12,000
15-Mar-01	5 Non-executive Directors	16-Mar-04	15-Mar-09	28,027	12,623	0	12,623
15-Mar-01	7 Senior Executive Vice Presidents	16-Mar-04	15-Mar-09	28,027	71,070	21,380	49,690
15-Mar-01	47 Employees	16-Mar-04	15-Mar-09	28,027	39,092	16,469	22,623
22-Mar-01	Auditor (2)	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	3 Vice Presidents (2)	23-Mar-04	22-Mar-11	71,538	15,502	0	15,502
16-Nov-01	Chairman	17-Nov-04	16-Nov-09	51,200	150,000	0	150,000
22-Mar-02	Chief Audit Executive	23-Mar-05	22-Mar-10	57,100	9,963	0	9,963
22-Mar-02	8 Non-executive Directors	23-Mar-05	22-Mar-10	57,100	32,284	421	31,863
22-Mar-02	8 Senior Executive Vice Presidents	23-Mar-05	22-Mar-10	57,100	131,651	5,744	125,907
22-Mar-02	16 Employees	23-Mar-05	22-Mar-10	57,100	147,658	0	147,658
29-Mar-02	3 Non-executive Directors (2)	30-Mar-04	29-Mar-11	129,100	9,990	0	9,990
26-Jul-02	Senior Executive Vice President	27-Jul-05	26-Jul-10	58,800	23,899	0	23,899
21-Mar-03	9 Non-executive Directors	22-Mar-06	21-Mar-11	46,268 (3)	63,443	10,000	53,443
21-Mar-03	3 Senior Executive Vice Presidents	22-Mar-06	21-Mar-11	35,500	25,910	0	25,910
21-Mar-03	6 Employees	22-Mar-06	21-Mar-11	35,500	62,993	0	62,993
27-Aug-03	Senior Executive Vice President	28-Aug-06	27-Aug-11	40,500	5,091	0	5,091
09-Feb-04	4 Senior Executive Vice Presidents	10-Feb-07	09-Feb-12	46,100	26,702	0	26,702
09-Feb-04	10 Employees	10-Feb-07	09-Feb-12	46,100	48,837	0	48,837
23-Mar-04	4 Non-executive Directors	24-Mar-07	23-Mar-12	48,650 (3)	20,000	0	20,000
23-Mar-04	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200	10,000	0	10,000
01-Nov-04	President and CEO	02-Nov-07	01-Nov-12	(4)	700,000	0	700,000
18-Mar-05	Chief Audit Executive	19-Mar-08	18-Mar-13	(5)	30,000	0	30,000
18-Mar-05	9 Non-executive Directors	19-Mar-08	18-Mar-13	(5)	105,259	0	105,259
18-Mar-05	14 Senior Executive Vice Presidents	19-Mar-08	18-Mar-13	46,800	313,795	0	313,795
18-Mar-05	23 Employees	19-Mar-08	18-Mar-13	46,800	281,274	0	281,274
27-Apr-05	Employee	28-Apr-08	27-Apr-13	45,700	15,000	0	15,000
22-Jul-05	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200	30,000	0	30,000
23-Aug-05	Employee	24-Aug-08	23-Aug-13	53,000	15,000	0	15,000
24-Mar-06	Chief Audit Executive	25-Mar-09	24-Mar-14	(6)	20,000	0	20,000
24-Mar-06	9 Non-executive Directors	25-Mar-09	24-Mar-14	(6)	155,000	0	155,000
24-Mar-06	5 Senior Executive Vice Presidents	25-Mar-09	24-Mar-14	(6)	315,000	0	315,000
24-Mar-06	15 Employees	25-Mar-09	24-Mar-14	(6)	450,000	0	450,000
28-Apr-06	Employee	29-Apr-09	28-Apr-14	(7)	30,000	0	30,000

					3,456,243	91,755	3,364,488

(1)	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.
(2)	Originally options with respect to common stock of Kookmin Credit Card, which have been converted into options with respect to our common stock.
(3)	Weighted average of the exercise price of all granted options.
(4)	Exercise price = (Won)37,600 x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
(5)	Exercise price = (Won)46,800 x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
(6)	Exercise Price = (Won)75,200 x (1 + TRS of the three major competitors x 0.4). “TRS of the three major competitors” shall mean (the sum of each of the three major competitor’s total market cap at the expected exercise share confirmation date less the sum of each of the three major competitor’s total market cap at the grant date) divided by the sum of each of the three major competitor’s total market cap at the grant date.
(7)	Exercise Price = (Won)81,900 x (1 + TRS of the three major competitors x 0.4).

Item 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2005 by each person or entity known to us to own beneficially more than 5% of our outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of shares of common stock	Percentage of total shares of common stock (%)	Percentage of total shares on a fully diluted basis (%)
The Bank of New York (1)	51,175,814	15.21%	15.21%

(1)	As depositary bank.

As of December 31, 2005, executive and non-executive directors collectively owned 1,730 shares of our common stock, and our executive officers, excluding our chairman, our president and chief executive officer, and chief audit executive owned 11,044 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of December 31, 2005.

In December 2003, we purchased 27,423,761 shares of our common stock in the Korean government’s auction of the shares that it had owned. In June 2005, we disposed of all of these shares in an over-the-market transaction. With respect to the remaining shares that we own, we cannot exercise any voting rights with respect to those shares pursuant to Korean law.

Item 7B.	Related Party Transactions

As of December 31, 2003, 2004 and 2005, we had an aggregate of (Won)8,048 million, (Won)1,633 million and (Won)4,283 million respectively, in loans outstanding to our executive officers and directors. In addition, as of such dates, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 34 of the notes to our consolidated financial statements. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

In June 1999, Goldman Sachs Capital Koryo, L.P., a fund managed by The Goldman Sachs Group, Inc., acquired (through its wholly owned subsidiaries Goldman Sachs Capital Chosun, Ltd. and Goldman Sachs Capital Shilla, Ltd.) an interest in the former Kookmin Bank in return for an investment of US$500 million in new common shares and convertible bonds, consisting of (Won)360 billion of new common shares (17,768,870 common shares at (Won)20,260 per share, as adjusted for the merger ratio of 1.688346:1) and US$200 million principal amount of subordinated convertible bonds with an original conversion price of (Won)14,200 per common share. Goldman Sachs Capital Koryo subsequently sold substantially all of the shares of our common stock it owned (including common stock obtained upon conversion of the convertible bonds) in June 2002 and November 2003. See “See “Item 4A. History and Development of the Company—History of the Former Kookmin Bank.”

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

In June 2004, we established a new wholly-owned insurance subsidiary, KB Life Insurance Co., Ltd., to which we contributed the acquired assets and liabilities. KB Life focuses on bancassurance, and offer life insurance and wealth management products through our branch network. ING Insurance International B.V. purchased a 49% interest in KB Life in January 2005.

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

The Merger with H&CB

In March 2001, an individual filed a lawsuit with the Seoul Central District Court requesting the court to order a revocation of the merger. Despite the dismissal of certain motions filed in connection with the lawsuit, the case is still pending. In the meantime, additional persons have joined the lawsuit as plaintiffs. In November 2003, the Seoul Central District Court decided the case in our favor. The individual, however, appealed the decision to the Seoul High Court. On March 30, 2005, Seoul High Court denied the plaintiff’s appeal. The plaintiff then appealed the decision to the Supreme Court in May 2005. The case is still pending.

Other Proceedings

In February 2006, the Korean government indicted the former team head of our lottery operations and several other individuals in connection with excessive fees paid to a subcontractor by the government. The subcontractor was hired by us in connection with our lottery operations, and fees paid to such subcontractor were deducted prior to transferring any profit received by us to the government. Criminal proceedings against those individuals are pending. We cannot exclude the possibility that the government may hold us responsible and choose to commence legal proceedings against us to recover damages in connection with such excessive payment.

In June 2006, the Fair Trade Commission announced that it will assess a fine against us in the aggregate amount of (Won)6.4 billion for allegedly:

•	not reducing the interest rates on certain of our adjustable-rate home equity loans in prior years despite a decline in market interest rates;

•	collecting unauthorized early repayment commissions from our customers in connection with certain of our housing loans; and

•	paying KB Asset Management a management fee higher than that of other asset management companies with respect to certain money market fund products.

In addition, the Fair Trade Commission announced that it will issue a warning to us for allegedly:

•	canceling accumulated bonus points given to our credit card holders whose card transactions were suspended for more than a year; and

•	not giving certain bonus points to our credit card holders who were in default on their payments.

We are considering appealing these decisions to the Fair Trade Commission or in judicial proceedings upon our receipt of the Fair Trade Commission’s formal decisions. In addition, in May 2006 the Fair Trade Commission commenced an investigation into whether 11 banks (including us) engaged in collusive or anti-competitive activity in connection with fixing interest rates and commission fees. We have not received any updates with respect to the status of this investigation.

In 2005, certain individuals, including one of our employees, fabricated and distributed counterfeit certificates of deposit, or CDs, with us as issuer. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative came to own the counterfeit CDs and requested us to make payments on the CDs, which were rejected by us. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative commenced legal proceedings against us in September 2005 in the amount of approximately (Won)40 billion and (Won)25 billion, respectively, and the case is still pending at a district court. Also as a result of this incident, the Financial Supervisory Service closed for three months our bank branch in which the implicated individual was employed, issued warnings to certain of our executive officers and required us to discipline 26 other employees.

During the second quarter of 2004, the Financial Supervisory Service, which is our principal regulator in Korea, conducted a periodic inspection of our bank, which it generally performs once every two years. Following the conclusion of this periodic inspection, the Financial Supervisory Service notified us in June 2004 that it would conduct an audit review with respect to our audited annual financial statements prepared under Korean GAAP as of and for the year ended December 31, 2003. As a result of the review, the Financial Supervisory Service determined that we had improperly applied certain Korean accounting principles in connection with our merger with Kookmin Credit Card and other accounting related matters. The Financial Supervisory Service required us to adjust certain line items in our Korean GAAP financial statements, which resulted in an increase in our net loss for 2003 by approximately (Won)177 billion. We were also fined (Won)2 billion and our previous president and chief executive officer was given a “disciplinary warning” from the Financial Supervisory Service as a result of these accounting violations, which effectively prevented him from extending his term after the expiration of his initial term in October 2004. In addition, we were prohibited from selecting our own independent auditor to audit our Korean GAAP financial statements as of and for the future years ending December 31, 2005 and 2006. In May 2005, we engaged Deloitte Anjin LLC as our new independent auditor for purposes of our Korean GAAP financial statements after it was selected on our behalf by the Financial Supervisory Service.

During the first quarter of 2004, the National Tax Administration of Korea completed a tax audit in respect of us for the fiscal years 1998, 1999, 2000 and 2001, as a result of which we were assessed (Won)123.3 billion for three cases of tax deficiencies. We have paid the entire amount, but appealed the assessment to the National Tax Tribunal. One of the cases is pending in the National Tax Tribunal and the others are in the Seoul Administrative Court.

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

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of each of the five years ended December 31, 2005. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year.

Fiscal year	Dividends per common share(1)				Dividends per preferred share		Total amount of cash dividends paid
							(in millions of Won)
2001(2)	(Won)	400	US$	0.34	—	—	(Won)	29,967
2002(3)		1,000		0.84	—	—		325,233
2003(4)		—		—	—	—		—
2004(5)		550		0.53	—	—		168,574
2005(6)		550		0.54	—	—		184,889

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)	On December 15, 2001, our board of directors passed a board resolution recommending a 6% stock dividend and a cash dividend of (Won)100 per common share (before dividend tax), representing 2% of the par value of each share, for the fiscal year ended December 31, 2001. This resolution was approved and ratified by our stockholders on March 22, 2002. For this dividend, 17,979,954 common shares were issued and distributed to the stockholders who were registered in the stockholder registry on December 31, 2001.
(3)	On March 3, 2003, our board of directors passed a board resolution recommending a cash dividend of (Won)1,000 per common share (before dividend tax), representing 20% of the par value of each share, for the fiscal year ended December 31, 2002. This resolution was approved and ratified by our stockholders on March 21, 2003.
(4)	On February 9, 2004, our board of directors passed a board resolution recommending that no dividends be paid for the fiscal year ended December 31, 2003. This resolution was approved and ratified by our stockholders on March 23, 2004.
(5)	On February 3, 2005, our board of directors passed a board resolution recommending a cash dividend of (Won)550 per common share (before dividend tax), representing 11% of the par value of each share, for the fiscal year ended December 31, 2004. This resolution was approved and ratified by our stockholders on March 18, 2005.
(6)	On February 8, 2006, our board of directors passed a board resolution recommending a cash dividend of (Won)550 per common share (before dividend tax), representing 11% of the par value of each share, for the fiscal year ended December 31, 2005. This resolution was approved and ratified by our stockholders on March 24, 2006.

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

	Stock Market Division of Korea Exchange(1)					New York Stock Exchange(2)
	Closing price per common stock(3)				Average daily trading volume (in thousands of shares)	Closing price per ADS				Average daily trading volume (in thousands of shares)
	High		Low			High		Low
2001
First Quarter	(Won)	18,900	(Won)	13,200	2,700.9		—		—	—
Second Quarter		17,750		12,250	1,975.9		—		—	—
Third Quarter		20,600		15,600	1,891.4		—		—	—
Fourth Quarter (to October 31)		20,000		16,600	1,754.7		—		—	—
Fourth Quarter (from November 1 for ADSs and from November 9 for common stock)		50,300		41,300	2,549.4	US$	40.00	US$	34.00	116.9
2002
First Quarter		62,100		51,500	1,897.0		48.69		39.45	161.6
Second Quarter		66,400		54,300	1,642.0		54.10		40.75	332.6
Third Quarter		62,100		44,750	1,227.4		52.32		35.30	320.4
Fourth Quarter		47,700		37,150	2,139.9		40.09		29.40	364.8
2003
First Quarter		43,300		29,600	1,777.8		37.87		22.90	306.0
Second Quarter		39,900		29,150	2,532.1		33.25		23.39	355.5
Third Quarter		46,200		36,400	1,683.6		39.23		30.86	405.0
Fourth Quarter		48,100		38,100	2,068.1		40.34		33.46	238.9
2004
First Quarter		50,600		44,000	1,456.0		44.20		37.40	231.5
Second Quarter		49,000		32,650	1,894.1		42.94		28.94	352.9
Third Quarter		39,900		31,450	1,573.4		35.83		27.11	366.1
Fourth Quarter		41,200		35,000	1,414.5		39.08		31.70	308.2
2005
First Quarter		49,300		40,000	1,270.0		48.76		37.70	332.8
Second Quarter		48,400		41,750	945.7		47.74		41.70	269.7
Third Quarter		64,500		47,200	1,194.5		61.00		45.63	288.9
Fourth Quarter		77,800		56,300	1,442.6		76.67		54.10	374.9
2006 (through June 26)
January		77,400		66,300	1,518.6		80.00		66.25	524.6
February		77,000		69,100	1,439.0		79.15		72.40	475.9
March		84,200		71,800	1,548.5		86.10		72.63	481.4
April		86,600		80,700	1,047.8		91.34		83.35	297.7
May		89,900		72,900	1,528.1		97.50		79.01	579.4
June (through June 26)		77,700		69,800	1,386.4		82.09		72.45	624.3

Source: IDC Remote Plus, Reuters and Stock Market Division of the Korea Exchange

(1)	Trading of common shares on the Stock Market Division of the Korea Exchange commenced on November 9, 2001.
(2)	Trading of ADSs on the New York Stock Exchange commenced on November 1, 2001. Each ADS represents the right to receive one share.
(3)	For periods prior to November 9, 2001, the quotations for the common shares are in respect of the former Kookmin Bank, which have not been adjusted for the merger ratio.

Item 9B.	Plan of Distribution

Not Applicable

Item 9C.	Markets

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

As of December 31, 2005, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately (Won)655 trillion. The average daily trading volume of equity securities for 2005 was approximately 468 million shares with an average transaction value of (Won)3,158 billion.

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

The Stock Market Division of the Korea Exchange publishes the Korea Composite Stock Price Index, or KOSPI, every ten seconds, which is an index of all equity securities listed on the Stock Market Division of the Korea Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006 (through June 26)	1,389.27	1,464.70	1,203.86	1,238.05

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

Due to the deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Stock Market Division of the Korea Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Stock Market Division of the Korea Exchange. See “Item 10E. Taxation—Korean Taxation.”

The following table sets forth the number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market capitalization on the last day of each period					Average daily trading volume, value
Year	Number of listed companies	(Billions of Won)		(Millions of US$)(1)		Thousands of shares	(Millions of Won)		(Thousands of US$)(1)
1982	334	(Won)	3,001	US$	4,279	9,704	(Won)	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006 (through June 26)	717		604,501		630,214	336,721		4,105,713		4,280,351

Source: The Stock Market Division of the Korea Exchange

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York in effect on the last business day of the period indicated.

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

Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Stock Market Division of the Korea Exchange or on the KOSDAQ Market Division of the Korea Exchange, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

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

Currently, foreigners are permitted to invest in certain securities including shares of all Korean companies that are not listed on the Stock Market Division of the Korea Exchange nor on the KOSDAQ Market Division of the Korea Exchange and in bonds that are not listed.

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

When a customer places a sell order with a securities company which is not a member of the Stock Market Division of the Korea Exchange, and that securities company places a sell order with another securities company, which is a member of the Stock Market Division of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

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

Reporting Requirements for Holders of Substantial Interests

Any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (plus Equity Securities of us held by such persons) is required to report the status and purpose (in terms of whether the purpose of the shareholding is to exercise control over our management) of the holdings to the Financial Supervisory Commission and the Stock Market Division of the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in (i) the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities of us or (ii) the purpose of the shareholding is required to be reported to the Financial Supervisory Commission and the Stock Market Division of the Korea Exchange within five business days from the date of the change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Supervisory Commission may order the disposal of the unreported Equity Securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities and Futures Commission and the Stock Market Division of the Korea Exchange within ten days after he/she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities and Futures Commission and the Stock Market Division of the Korea Exchange within the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

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

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations (which we refer to collectively as the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange or on the KOSDAQ Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange or on the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, except in limited circumstances, including:

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

The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares and shares being issued for initial listing on the Stock Market Division of the Korea Exchange or on KOSDAQ Market Division of the Korea Exchange) to register its identity with the Financial Supervisory Service prior to making any such investment. The registration requirement does not, however, apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Finance and Economy under the Korean Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale. A foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), the Korea Securities Depository, asset management companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

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

As of December 31, 2005, our authorized share capital is 1,000,000,000 shares. Subject to applicable laws and regulations, we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares under our articles of incorporation. Furthermore, through an amendment of the articles of incorporation, we may create new classes of shares, in addition to the common shares and the preferred shares. See “—Voting Rights.”

As of December 31, 2005, we had 336,379,116 shares of issued common stock and had 336,161,181 shares of outstanding common stock. No preferred stock is currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 663,620,884 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved at the general meeting of stockholders convened immediately after the date of granting such stock options. As of December 31, 2005, our officers, directors and employees held options to purchase 3,209,794 shares of our common stock. These outstanding options included options to purchase 700,000 shares of our common stock held by our chief executive officer. The exercise by our chief executive officer of options to purchase 700,000 shares of our common stock is subject to the satisfaction of certain conditions with respect to the price of our common stock on the Stock Market Division of the Korea Exchange.

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

On March 24, 2006, we amended our articles of incorporation to include a new provision for distribution of quarterly dividends. Accordingly, in addition to the annual dividend, we may also distribute cash dividends to the stockholders of record as of the end of March, June and September each year upon a resolution by the board of directors.

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

Under the Korean Securities and Exchange Act, members of our employee stock ownership association, whether or not they are stockholders, will have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. This right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares then outstanding. As of December 31, 2005, our employee stock ownership association owned 2,868,596 of our shares of common stock.

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

However, the Financial Supervisory Commission may adjust such price if we or holders of at least 30% of our shares that we are obligated to purchase do not accept such purchase price and request the Financial Supervisory Commission to adjust the purchase price not later than ten days prior to the end of the one month purchase period. In the case of a merger or consolidation pursuant to the Law on the Improvement of the Structure of Financial Industry where the government or the Korea Deposit Insurance Corporation provides financial support, if a price cannot be agreed upon by the relevant parties, the purchase price will be determined by an accounting expert. However, the court may adjust such price if we or holders of at least 30% of our shares that we are obligated to purchase do not accept such purchase price and request the court to adjust the purchase price by no later than 30 days from the date of the determination of the purchase price.

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

The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of stockholders may be closed for the period beginning from January 1 and ending on January 31. Further, the Korean Commercial Code and our articles of incorporation permit us upon at least two weeks’ public notice to set a record date and/or close the register of stockholders for not more than three months for the purpose of determining the stockholders entitled to certain rights pertaining to the shares. The trading of shares and the delivery of certificates in respect thereof may continue while the register of stockholders is closed. Also, we may distribute dividends to stockholders on a quarterly basis, and the record dates for these quarterly dividends are the end of March, June and September of each year.

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

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. The Korean Securities and Exchange Act provides, however, that in case of a company listed on the Stock Market Division of the Korea Exchange such as us, share transfers can be effected by the book-entry method. In order to assert stockholders’ rights against us, the transferee must have his name and address registered on the register of stockholders. For this purpose, stockholders are required to file with us their name, address and seal. Non-resident stockholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under current Korean regulations, the Korea Securities Depository, internationally recognized foreign custodians, asset management companies, futures trading companies, foreign exchange banks (including domestic branches of foreign banks), and securities companies (including domestic branches of foreign securities companies) may act as agents and provide related services for foreign stockholders. In addition, foreign stockholders may appoint a standing proxy among the foregoing and generally may not allow any person other than the standing proxy to exercise rights to the acquired shares or perform any tasks related thereto on their behalf. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 9C. Markets” and “Item 10D. Exchange Controls.” Except as provided in the Bank Act, the ceiling on the aggregate shareholdings of a single stockholder and persons who stand in a special relationship with such stockholder is 10% of our issued and outstanding voting shares. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

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

On May 19, 2006, we entered into a share purchase agreement with an affiliate of the Lone Star funds, and subsequently entered into a similar agreement with KEXIM, for the purchase of an aggregate of 457,064,387 shares of common stock of Korea Exchange Bank, representing 70.9% of Korea Exchange Bank’s issued and outstanding shares of common stock. The aggregate purchase price we have agreed to pay for such shares is (Won)6,947 billion, or (Won)15,200 per share. The completion of our contemplated acquisition of a majority interest in Korea Exchange Bank is subject to a number of conditions, including the obtaining of all regulatory approvals necessary for the consummation of transaction. In addition, the share purchase arrangements among us, the Lone Star fund affiliate and KEXIM are subject to termination by mutual agreement or by a party upon default by another party or if the transaction is not completed within 120 days of May 19, 2006. See “Item 4A. History and Development of the Company—The Contemplated Acquisition of Korea Exchange Bank.”

Item 10D.	Exchange Controls

General

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree, which we refer to collectively as the “Foreign Exchange Transaction Laws,” regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Supervisory Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

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

Securities companies and asset management companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2004 or 2005 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2006 taxable year.

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

Taxation of Dividends on Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 27.5% (inclusive of resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty (which will include a certificate of your tax residency issued by a competent authority of your country of tax residence).

If you hold ADSs, evidence of tax residence may be submitted to us through the Depositary.

Taxation of Capital Gains From Transfer of Shares or ADSs

As a general rule, capital gains earned by non-residents upon transfer of Shares or ADSs are subject to Korean withholding tax at the lower of (1) 11% (inclusive of resident surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the Shares or ADSs, 27.5% (inclusive of resident surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

In regards to the transfer of Shares through the Korea Stock Exchange, you will not be subject to the withholding tax on capital gains (as described in the preceding paragraph) if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any entity with which you have a certain special relationship) 25% or more of the total issued and outstanding Shares, which may include the Shares represented by the ADSs, at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

In regards to the transfer of ADSs outside Korea, under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling, (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferee’s permanent establishment in Korea) will not be subject to Korean income taxation or withholding tax and (ii) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of Shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of Shares on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (inclusive of resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the Shares or ADSs. To obtain the benefit of an exemption from tax pursuant to an applicable tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, the Shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of resident surtax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions.

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to obtain the benefit of a tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the Shares underlying the ADSs. If the tax authority interprets depositary receipts as the underlying share certificates, you may be treated as the owner of the Shares and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%, provided that the value of the ADSs or Shares is greater than a specified amount.

If you die while holding a Share or donate a Share, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer Shares on the Korea Stock Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the Shares. If your transfer of the Shares is not made on the Korea Stock Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

With respect to transfer of ADSs, a tax ruling issued in 2004 by the Korean tax authority (“the 2004 tax ruling”) appears to hold that depositary shares (such as the ADSs) constitute share certificates subject to the securities transaction tax; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market, or other qualified foreign exchanges is exempt from the securities transaction tax.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the Shares or ADSs. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

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

Organization

We have established a multi-layered risk management governance structure. The highest decision making body is the Risk Management Committee, which provides board-level direction to the bodies below it. At the operational level, the Risk Management Group and the Credit Group work closely with other business groups to implement risk management strategies, policies and procedures.

Risk Management Committee

Our Risk Management Committee is a board level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of the chief financial officer and five non-executive directors, with the chief risk officer as secretary, and its major roles include:

•	establishing risk management strategies in accordance with the directives of the board of directors;

•	determining our risk appetite;

•	reviewing the level of risks we are exposed to and the status of our risk management operations; and

•	approving the introduction and modification of various risk management systems and methodologies.

Risk Management Council

Our Risk Management Council is the executive decision making body for our risk management operations. It consists of eight senior executive vice presidents, including the chief risk officer as chairman. Its responsibilities include:

•	determining basic principles and major policies for risk management;

•	setting economic capital, or “EC,” limits for each business group based on the overall risk appetite set by the Risk Management Committee; and

•	setting limits for each type of risk and for integrated risk levels.

Risk Management Subcommittees

Our Risk Management Subcommittees execute the decisions made by the Risk Management Council and make operational decisions regarding risk management policies and procedures:

•	The Credit Risk Management Subcommittee approves the criteria to set total exposure limits that are implemented by our business groups and resolves certain working level issues relating to credit risk management. It is composed of nine members, executive vice president from our Credit Analysis Division who serves as chairman and eight general managers.

•	The Market Risk Management Subcommittee sets market risk-related limits, approves new derivative instruments that can be traded and resolves certain working-level issues related to market risk management. In particular, the Market Risk Management Subcommittee sets the Value at Risk, or VaR, limits, position limits and stop loss limits for our fixed income, equity, foreign exchange and derivative portfolios, as well as scenario loss limits and sensitivity limits for our derivatives portfolio. It is composed of nine members, including our chief risk officer as chairman and eight general managers.

•	The Assets and Liabilities Management, or ALM, Subcommittee sets interest rates and fee levels, enacts or revises the internal guidelines for both ALM risk management and the operation of our interest rate and fee structure and reviews monthly ALM reports. It is composed of 14 members, including the general manager of our ALM Department as chairman and 13 general managers.

Risk Management Group

Our Risk Management Group is responsible for identifying, measuring, monitoring and reporting on risks, and for initiating actions with respect to risk management that may be required by our other business groups. The chief risk officer is responsible for the Risk Management Group, and is the chairman of the Risk Management Council and a member of the Loan Committee and the Management Council.

Subsidiary Risk Management

We manage the risk of our consolidated subsidiaries through supporting the construction of their risk management systems in order to ensure the soundness of their management. Our Credit Review Department assumes the responsibility of overall control and coordination of our subsidiaries’ risk management policies and procedures. Its major roles in this regard are as follows:

•	monitoring and reporting on our subsidiaries’ risk management status;

•	reviewing the current risk management practice of our subsidiaries and making recommendations to our subsidiaries as necessary; and

•	operating a working-level council with respect to subsidiary risk management policies and procedures.

Credit Group

Our Credit Group is responsible for controlling, managing and reporting our overall credit risk. The chief credit officer is responsible for the Credit Group, and is a member of the Risk Management Council and the chairman of the Loan Committee. The Credit Group is divided into six departments:

•	Credit Planning Department. This department manages the overall credit risk of our loan portfolio and is responsible for oversight of overall asset quality. It also establishes our loan loss provisioning policy and determines total exposure limits for our corporate customers. It maintains and upgrades our credit scoring system for corporate customers.

•	Retail Credit Analysis Department. This department maintains and upgrades our credit scoring system for retail customers. It is also responsible for improving our retail loan approval process.

•	Corporate Credit Analysis Department. This department maintains and monitors our credit approval processes. It is also responsible for conducting industry analysis and management of our pre-workout corporate customers.

•	Corporate Restructuring Department. This department is responsible for the management of our corporate workout customers.

•	Credit Management Department. This department develops and oversees our procedures for management of delinquent loans. It is also responsible for management of non-performing credits, including sales and securitization of non-performing loans.

•	Credit Card Analysis Department. This department develops and upgrades the credit rating system for the credit card business group, and is also responsible for improving credit card approval processes.

Credit Risk Management

Credit risk is the risk of expected and unexpected losses in the event of borrower or counterparty defaults. Credit risk management aims to improve asset quality and generate stable profits while reducing risk through diversified and balanced loan portfolios. We determine the creditworthiness of each type of borrower or counterparty through reviews conducted by our credit experts and through our credit rating systems, and we set a credit limit for each borrower or counterparty. In January 2005, our credit risk management was centralized in our Credit Group, which is headed by our chief credit officer.

We assess and manage all credit exposures, whether on- or off-balance sheet. These exposures include loans to borrowers and counterparties, investments in securities, letters of credit, bankers’ acceptances, derivatives and commitments. Our risk appetite, which is the ratio of our required economic capital to our estimated available book capital, is approved by the Risk Management Committee twice a year. Thereafter, we calculate economic capital every month for each business group and bank-wide based on attributed economic capital. We measure and report profiles of credit risk at a bank-wide level and by business group regularly to relevant business groups and senior management, including the Risk Management Council and the Risk Management Committee.

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

Our credit risk management processes include:

•	establishing credit policy;

•	credit evaluation and approval;

•	industry assessment;

•	total exposure management;

•	collateral evaluation and monitoring;

•	credit risk assessment;

•	early warning and credit review; and

•	post-credit extension monitoring.

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

We use our internally developed credit rating systems to rate potential borrowers. As the characteristics of each customer segment differ, we use several credit rating systems for our customers. The nature of the credit rating system used for a particular borrower depends on whether the borrower is an individual, a “small office/home office” customer, a small-sized enterprise, medium-sized enterprise or a large company. For large companies, we have 12 credit ratings, ranging from AAA to D. For small- and medium-sized enterprises, we have 11 credit ratings ranging from AA to D. For retail customers, we have 13 credit ratings ranging from grade 1 to grade 13.

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

Retail Loan Approval Process

Mortgage Loans and Secured Retail Loans. Our processing center staff reviews mortgage loans and retail loans secured by real estate or guarantees. Branch staff employees forward loan applications to processing centers. But in the case of loans secured by deposits with us, our branch staff approves such loans. We make lending decisions based on our assessment of the value of the collateral, debt service capability and the borrower’s score generated from our credit rating systems.

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

With respect to mortgage loans and secured retail loans, we initially screen customers based on various items on our checklist that indicate whether the customer may have deteriorating credit using internal information and rating information from credit bureaus. We also evaluate debt service capability for eligible customers pursuant to certain checklist items, such as type of residence, profession, family information, annual income, age, credit card overdue information, transaction history (with both our bank and other financial institutions) and other relevant credit information.

We generally decide whether to evaluate a loan application within three to five days after recording the relevant information in our credit rating systems.

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

Entity	Members	Quorum for Approval
Loan Committee	Head of the Credit Group; Head of the Corporate Banking Group; Head of the Risk Management Group; Head of the Credit Analysis Division; Corporate Credit Analysis Department Manager; Credit Planning Department Manager; Corporate Banking Department Manager; Transactional Banking Department Manager	2/3 or more participation; 2/3 or more required for approval

Senior Credit Officers Committee	One of the Heads of the Credit Analysis Division and Corporate Credit Analysis Department Manager; six Senior Credit Officers; two Junior Credit Officers	2/3 or more participation; 2/3 or more required for approval

Credit Officers Committee	Four Credit Officers	2/3 or more participation; 2/3 or more required for approval
Local/Regional Approval

Credit Analysis Center Credit Officers Committee	Four Credit Officers	2/3 or more participation; 2/3 or more required for approval

Relationship Managers Committee	One Senior Relationship Manager and two Relationship Managers	Agreement of all members

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

For other small- and medium-sized enterprises and owner-operated enterprises with a sales volume of over (Won)2 billion, we have put in place a credit rating system known as CRS. The CRS model consists of the following three parts:

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

Large corporations, financial institutions and certain non-profit organizations such as educational foundations and medical organizations cannot be effectively rated by our CRS system only. Accordingly, we rely more on the judgment of our expert credit officers with respect to these entities. The relative importance of the factors we use to evaluate these entities varies, and accordingly the process largely depends on the experience and expertise of our Credit Group credit officers. These officers primarily base their decisions on the historical financial data and financial prospects of the prospective borrower and the prospects of its industry. We may also consider other factors, including management experience and competence, ownership structure, reputation, quality of financial information provided and the purpose of the loan. The responsible credit officer analyzes this data using his or her discretion, and then drafts a report relating to the potential borrower, which includes a tentative credit rating determination. This report is submitted to the Senior Credit Officers Committee for its review and final approval of the borrower’s rating. This committee consists of six senior credit officers and two junior credit officers, all chosen from among our Credit Group.

We often refer to corporate information gathered or ratings assigned by external credit rating agencies, such as Korea Information Service, National Information & Credit Evaluation Inc. and Korea Management Consulting & Credit Rating Corporation, in order to improve the accuracy of our credit ratings.

Credit Card Approval Process

We make decisions on all credit card approvals based on a combination of two internally developed scoring systems: our application scoring system and our card generic scoring system.

Our application scoring system reflects various credit information, including basic customer information (such as credit history, occupation, job title and income of applicant), transaction history with us, if any, delinquency and transaction history with other card companies and credit information provided by bank associations and other credit bureaus. We also consider repayment ability, total assets and the length of the applicant’s relationship, if any, and past contribution to our profitability, if any.

Our card generic scoring system reflects various sources of external information, including credit information from the Korea Federation of Banks and credit bureaus. Our card generic scoring system is developed to estimate credit risk of customers more specifically by reflecting information not reflected in the application scores.

On the basis of the combination of the scores from our application scoring system and card generic scoring system, we establish, among other things, the term of any new approvals, initial limits and differentiation of fee rates with respect to our credit cards. Our systems allows us to differentiate applicants into groups that receive immediate credit card approval or rejection, or that may require us to further investigate that applicant’s credit qualifications. The initial limits of new applicants are based on their estimated monthly income, which is based on their occupation and the value of their personal assets. We apply our fee rates to applicants differently according to risk premium and profitability.

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

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, conglomerates and industries. We monitor our exposure to large corporations, our exposure to the 29 largest conglomerates in Korea designated by the Financial Supervisory Commission based on their outstanding exposures, and our exposure to 144 industry groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and derivatives. With respect to small- and medium-sized enterprises to which we have an exposure of less than (Won)30 billion, we manage and control exposure limits through a system that measures the “client exposure limit” and “transaction limit” with respect to these entities.

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

Credit Review and Monitoring

Our credit review function is independent of the business groups which manage our assets. Our Credit Review Department:

•	reviews our internal credit regulations, policies and systems;

•	analyzes the credit status of selected loan assets and verifies the appropriateness of the credit evaluations/approvals made by branches and headquarters;

•	evaluates the corporate credit risk of potentially insolvent companies; and

•	operates our comprehensive portfolio monitoring system.

More specifically, our Credit Review Department reviews the financial condition of selected borrowers, including their current debt levels, collateral, business condition, debt service capability and transactions with related parties. Based on such review, we may adjust a borrower’s credit rating, asset quality classification of the loan or our lending policy to a particular borrower, depending on the circumstances.

Our Credit Review Department also conducts specific industry reviews, which focuses on growth, stability, competition and the ability of a particular industry to adapt to a changing environment. Based on the results of a particular industry review, we may revise the total exposure limit assigned to that industry and the borrowing policy for each company within that industry.

We perform credit review operations independently from our asset operating teams, which manage the day-to-day operations relating to loans after they have been approved and disbursed to the borrower.

We review the borrower’s condition with respect to its current debt, collateral, business, transactions with related parties and debt service capability. Based on our review, we may adjust the borrower’s credit rating, our lending policy or asset quality classification of the loan provided to the borrower. We also regularly review other aspects of the lending process, including industries in which borrowers operate, our asset operating teams’ loan quality and the quality of our domestic and overseas assets. Our industry reviews focus on growth, stability, competition and ability to adapt to a changing environment. Based on the results of a particular industry review, we may revise the total exposure limit assigned to that industry and lending policy for each company within that industry. When a review takes place, we may adjust not only credit ratings of our borrowers based on a variety of factors, but also asset quality classification, credit limits and applied interest rates or our credit policies. Credit review results are reported to our chief risk officer and the Risk Management Committee on a quarterly basis.

Our Credit Review Department also conducts on-site reviews of selected branches and related credit analysis centers which are experiencing increasing delinquency ratios and bad debts. During these visits we examine the loan processes and recommend improvement plans and appropriate follow-up measures.

Also, based on guidelines provided by the Financial Supervisory Service to all Korean banks, we operate a corporate credit risk assessment program to facilitate the identification of weak companies and possible commencement of corporate restructuring. Through this program, we, together with other banks, are able to detect symptoms of financially troubled companies at an early stage, assess related credit risk and support the normalization of companies that are likely to turnaround through a workout process, or seek to liquidate those companies that are not likely to recover.

We also conduct portfolio monitoring on all credit portfolios, focusing on asset quality status, vintage analysis and roll-rate analysis to provide information necessary for the formulation of effective credit policies and strategies and for effective credit risk management.

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

Our Risk Management Council establishes overall market risk management principles. It has delegated the responsibility for the market risk management for trading activities to the Market Risk Management Subcommittee, which is chaired by our chief risk officer. This subcommittee meets on a regular basis each month and as required to respond to developments in the market and the economy. Based on the policies approved by the Risk Management Council, the Market Risk Management Subcommittee reviews and approves reports as required that include trading profits and losses, position reports, limit utilization, sensitivity analysis and “value at risk,” or VaR, results for our trading activities.

The Asset Liability Management Committee is responsible for day-to-day interest and liquidity risk management of non-trading activities. It meets on a regular basis and as required to respond to developments in the market and the economy. Members of the Asset Liability Management Committee, acting through our Asset Liability Management Department, review our interest rate and liquidity gap position monthly, formulate a view on interest rates, establishing strategies with respect to deposit and lending rates and review the business profile and its impact on asset and liability management.

To ensure adequate interest and liquidity risk management, we have also assigned the responsibilities of our asset and liability management risk control to our Market/Operational Risk Department in our Risk Management Group, which monitors and reviews the asset and liability management risk procedures and activities of our Asset Liability Management Department, and independently reports to the management on the related issues.

Market Risk Management for Trading Activities

Our trading activities consist of:

•	trading activities for our own account to realize short-term trading profits in Won-denominated debt and equities markets and foreign exchange markets based on our short-term forecast of changes in market situation; and

•	trading activities involving derivatives, such as swaps, forwards, futures and option transactions, to realize profits primarily from arbitrage transactions and, to a lesser extent, from selling derivative products to our customers and to hedge market risk incurred from those activities. In addition, certain derivative products that we use to hedge our own market risk are classified as trading activities as they do not qualify for hedge accounting treatment under U.S. GAAP. We believe, however, that certain of these products are effective as economic hedges.

We use derivative instruments to hedge our market risk and, to a limited extent, to make profits by trading derivative products within acceptable risk limits. The principal objective of our hedging strategy is to manage our market risk within established limits. We use the following hedging instruments to manage relevant risks:

•	to hedge interest rate risk from its trading activities, the Trading Department occasionally uses interest rate futures (Korea Treasury Bond Futures) and interest rate swaps;

•	to hedge equity risk from its trading activities, the Trading Department selectively uses stock index futures;

•	to hedge interest rate risk and foreign exchange risk from our foreign currency-denominated asset and liability positions as well as our trading activities, the Trading Department, the International Treasury Department and Investment Banking Department use interest rate swaps, cross-currency interest rate swaps, foreign exchange forwards and futures, Euro-dollar futures and currency options; and

•

to change the interest rate characteristics of certain assets and liabilities after the original investment or funding, we use swaps. For example, depending on the market situation, we may choose to obtain fixed rate funding instead of floating rate funding if we believe that the terms are more favorable, which we can achieve by entering into interest rate swaps.

We generally manage our market risk at the portfolio level. To control our exposure to market risk, we use EC and VaR limits set by the Risk Management Council and position, stop loss and sensitivity (PVBP, Delta, Gamma, Vega) limits set by the Market Risk Management Subcommittee. We prepared our risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Supervisory Service.

We monitor market risk arising from trading activities of our business groups and departments. The market risk measurement model we use for both our Won-denominated trading operations and foreign currency-denominated trading operations is implemented through our integrated market risk management system called Panorama, which enables us to generate consistent VaR numbers for all trading activities.

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

The following table shows our daily VaRs as of December 31, 2003, 2004 and 2005, at a 99% confidence level for a one-day holding period, for interest risk, equity risk and foreign exchange risk relating to our trading activities. The following figures were calculated on a non-consolidated basis.

	As of December 31,
	2003		2004		2005
	(in billions of Won)
Risk categories:
Interest risk	(Won)	8.3	(Won)	2.3	(Won)	20.7
Equity risk		4.5		4.4		5.2
Foreign exchange risk		0.04		0.2		1.2
Less: diversification		6.3		1.2		16.0
VaR for overall trading activities		6.5		5.7		11.1

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to our stress testing, we estimate that as of December 31, 2005, our trading securities portfolio, which represents most of our trading risk, could have lost (Won)238 billion for an assumed short-term extreme decline of approximately 21% in the equity market and experienced an approximate 200 basis point, or 2%, increase in interest rates under an abnormal stress environment.

Although we have not set any limits based on stress testing, we monitor the impact of market turmoil or any abnormality. If the impact is large, our chief risk officer may request a portfolio restructuring or other appropriate action.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2005, the VaR of our interest risk from trading was (Won)20.7 billion and the weighted average duration, or weighted average maturity, of our Won-denominated trading debt securities was approximately 2.1 years.

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

The difference between our foreign currency assets and liabilities is offset against forward foreign exchange positions and currency swaps to obtain our net foreign currency open position. The Market Risk Management Subcommittee oversees our foreign exchange exposure for both trading and non-trading purposes by establishing a limit for this net foreign currency open position, together with stop loss limits. VaR limits are established on a combined basis for our domestic operations and foreign branches.

The following table shows our non-consolidated net open positions at the end of 2003, 2004 and 2005. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries are not significant.

	As of December 31,(1)
	2003		2004		2005
	(in millions of US$)
Currency
U.S. dollars	US$	(20.1)	US$	14.8	US$	126.3
Japanese yen		(0.1)		(1.2)		(8.4)
Euro		2.4		2.5		2.4
Others		1.4		0.1		4.7

Total	US$	(16.4)	US$	16.2	US$	125.0

(1)	Amounts prepared on a non-consolidated basis.

Equity Price Risk

Equity price risk results from our equity trading portfolio in Won since we do not have any trading exposure to shares denominated in foreign currencies.

The equity trading portfolio in Won consists of exchange-traded stocks and nearest month or second nearest month futures contracts under strict limits on diversification as well as position limits and stop loss limits.

The Market Risk Management Subcommittee sets annual and monthly stop loss limits that are monitored by the Market/Operational Risk Department. In order to ensure timely action, the stop loss limit of individual securities is monitored by our middle office.

As of December 31, 2005, our equity trading position was (Won)216 billion.

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

The following table shows our non-consolidated interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2005, based on our Korean GAAP accounts, which vary in certain significant respects from our accounts prepared in accordance with U.S. GAAP.

	As of December 31, 2005(1)
	0-3 months		3-6 months		6-12 months		1-3 years		Over 3 years		Total
	(in billions of Won, except percentages)
Won-denominated
Interest-earning assets:
Loans	(Won)	72,921	(Won)	31,544	(Won)	9,851	(Won)	1,484	(Won)	588	(Won)	116,388
Securities		8,149		466		5,169		11,116		3,301		28,200
Others		10,953		935		1,178		1,246		277		14,589

Total	(Won)	92,023	(Won)	32,945	(Won)	16,198	(Won)	13,846	(Won)	4,165	(Won)	159,177

Interest-bearing liabilities:
Deposits	(Won)	52,960	(Won)	18,283	(Won)	27,447	(Won)	6,581	(Won)	22,258	(Won)	127,530
Borrowings		2,609		0		0		0		0		2,609
Others		5,748		3,003		4,156		4,386		2,414		19,708

Total	(Won)	61,317	(Won)	21,287	(Won)	31,604	(Won)	10,967	(Won)	24,672	(Won)	149,846

Sensitivity gap		30,706		11,658		(15,406)		2,879		(20,507)		9,330
Cumulative gap		30,706		42,364		26,958		29,837		9,330
% of total assets		19.3%		26.6%		16.9%		18.7%		5.9%

Foreign currency-denominated Interest-earning assets:
Due from banks	(Won)	396	(Won)	107	(Won)	19	(Won)	0	(Won)	0	(Won)	522
Loans		3,740		686		40		69		30		4,566
Securities		278		125		23		135		30		590
Others		2,261		356		68		3		0		2,688

Total	(Won)	6,676	(Won)	1,274	(Won)	149	(Won)	207	(Won)	60	(Won)	8,367

Interest-bearing liabilities:
Deposits	(Won)	891	(Won)	858	(Won)	34	(Won)	4	(Won)	0	(Won)	1,787
Borrowings		2,176		993		106		38		0		3,313
Others		809		20		0		502		0		1,331

Total	(Won)	3,876	(Won)	1,872	(Won)	140	(Won)	543	(Won)	0	(Won)	6,430

Sensitivity gap		2,800		(598)		10		(336)		60		1,936
Cumulative gap		2,800		2,203		2,212		1,877		1,936
% of total assets		33.47%		26.33%		26.44%		22.43%		23.15%

(1)	The numbers are prepared on a non-consolidated basis in accordance with Korean GAAP for internal management purposes.

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2005, our asset and liability duration gap was negative and it moved between -0.2550 years and -0.4010 years. Accordingly, our net asset value would have declined between (Won)107 billion and (Won)637 billion if interest rates had decreased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table, which was prepared in accordance with Korean GAAP, shows duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates on a non-consolidated basis.

Asset duration	Liability duration	Duration gap	Net asset value change
(in years)	(in years)	(in years)	(in billions of Won)
Date
June 30, 2003	0.5401	0.8819	(0.2912)	(Won)	(466)
December 31, 2003	0.5311	0.8779	(0.3270)	(545)
June 30, 2004	0.5206	0.9247	(0.3880)	(624)
December 31, 2004	0.5024	0.9395	(0.4049)	(653)
June 30, 2005	0.5244	0.9132	(0.339)	(532)
December 31, 2005	0.5141	0.8316	(0.255)	(407)

We set interest rate risk limits using historical interest rate volatility of financial bonds and duration gaps with respect to expected asset and liability positions based on our annual business plans. The Asset Liability Management Department in our Finance Group submits interest rate gap analysis reports, duration gap analysis reports, sensitivity reports and interest rate limit compliance reports monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee.

The following table, which was prepared in accordance with Korean GAAP, summarizes our interest rate risk on a non-consolidated basis, taking into account asset and liability durations as of December 31, 2005.

	As of December 31, 2005
	3 months or less		3-6 months		6-12 months		1-3 years		Over 3 years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	(Won)	92,023	(Won)	32,945	(Won)	16,198	(Won)	13,846	(Won)	4,165	(Won)	159,177
Liability position		61,317		21,287		31,604		10,967		24,672		149,846
Gap		30,706		11,658		(15,406)		2,879		(20,507)		9,330
Average maturity		0.193		0.389		0.684		1.508		2.410
Interest rate volatility		1.52%		1.76%		1.99%		2.53%		2.73%
Amount at risk		90		80		(210)		110		(1,350)		(1,280)

Foreign currency-denominated:
Asset position	(Won)	6,676	(Won)	1,274	(Won)	149	(Won)	207	(Won)	60	(Won)	8,367
Liability position		3,876		1,872		140		543		0		6,430
Gap		2,800		(598)		10		(336)		60		1,936
Average maturity		0.20		0.39		0.77		2.12		2.70
Interest rate volatility		1.10%		1.26%		1.79%		1.79%		1.79%
Amount at risk		73		(36)		2		(153)		35		(79)

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

For Won-denominated assets and liabilities, we manage liquidity using a cash flow structure based on holding short-term liabilities and long-term assets. Generally, the average initial contract maturity of our new Won-denominated time deposits was about 12 months, while during the same period most of our new loans and securities had maturities over one year.

We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Supervisory Commission. The Financial Supervisory Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and a foreign liquidity ratio of at least 85.0%. The Financial Supervisory Commission defines the Won liquidity ratio as Won liquid assets (including marketable securities) due within three months divided by Won liabilities due within three months.

The Fund Management Department and the International Treasury Department are responsible for daily liquidity risk management of our Won and foreign currency exposure, respectively. They report monthly plans for funding and asset management to the Asset Liability Management Committee, which discusses factors such as interest rate movements, maturity structures of our deposits, loans and securities, re-deposit ratios and loan roll-over ratios.

The following table shows our liquidity status and limits for Won and foreign currency accounts as of December 31, 2005 in accordance with Financial Supervisory Commission regulations:

	3 months or less
	(in billions of Won, except percentages)
Won accounts:
Assets (A)	(Won)	68,825
Liabilities (B)		63,392
Liquidity gap		5,433
Liquidity ratio (A/B)		108.57%
Limit		100.00%

	7 days or less		1 month or less		1-3 months
	(in millions of US$, except percentages)
Foreign currency accounts:
Foreign currency assets	US$	4,748	US$	7,232	US$	11,092
Foreign currency liabilities		3,351		10,389		11,211
Maturity gap		1,397		(3,158)		(120)
Cumulative gap (A)		1,397		(1,761)		(1,881)
Total assets (B)		36,895		36,895		36,895
Liquidity gap ratio (A/B)		3.79%		(4.78)%		92.46	%(1)
Limits		0.00%		(10.00)%		85.00%

(1)	Liquidity ratio.

The Asset Liability Management Department in our Finance Group reports whether we are complying with these limits monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee.

Operational Risk Management

Overall Status

Basel II currently defines operational risk as the “risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.” However, there is still no complete consensus on the definition of operational risk in the banking industry. We define operational risk broadly to include all financial and non-financial risks, other than credit risk, market risk, interest rate risk and liquidity risk, that may arise from our operations that could negatively impact our capital, including the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events as defined under Basel II. Our operational risk management objectives include not only satisfying regulatory requirements, but also providing internal support through the growth of a strong risk management culture, reinforcement of internal controls, improvement of work processes and provision of timely feedback to management members and staff throughout the company.

We are in the process of establishing a bank-wide operational risk management framework meeting the Basel II Advanced Measurement Approach, or AMA, according to a multi-year plan comprising:

•	the “framework building phase,” which was completed at the end of 2004;

•	the “implementation phase,” which was completed at the end of 2005; and

•	the “stabilization phase,” which we plan to complete by the end of 2007.

In 2004, we completed the framework building phase, which focused on building our operational risk management framework through upgrades relating to our control self assessment program, identification of key risk indicators, collection of internal loss data and initial measurement of operational risk capital based on Basel II. We completed the implementation phase with the development of our new operational risk management system in December 2005, and now calculate our operational risk VaR on a quarterly basis using the “loss distribution approach,” in line with AMA.

Our Operational Risk Unit is part of our Risk Management Group, and it is responsible for:

•	refining bank-wide operational risk policies and procedures;

•	managing internal and external loss data;

•	measuring operational risk;

•	providing appropriate training and support to business line operational risk managers; and

•	reporting overall operational risk status to our senior management.

In addition, we also have internal control managers in all our departments and branches who update our control self assessments on a quarterly basis. Through this method we are able to ensure proper monitoring and measurement of operational risk in each of our business groups.

Internal Control

Our Audit Division, Legal Department, Compliance Department and Compliance Operating Department all play important roles in reviewing and maintaining the integrity of our internal control environment.

The Audit Committee, which consists of four non-executive directors and our chief audit executive, is an independent authority that evaluates the effectiveness and efficiency of our internal control systems and business processes and reviews the reliability of financial statements to secure the transparency and stability of our management, including through the activities of our independent auditor. In carrying out these duties, the Audit Committee ultimately protects our property for the benefit of our shareholders, investors and customers by independently monitoring our management.

Our chief audit executive executes duties determined and delegated by the Audit Committee. That person is responsible for auditing our management’s daily business activities and also responsible for the auditing activities summarized below in order for the Audit Committee to function effectively.

Our Audit Division, which consists of three departments (Audit Planning Department, Branch Auditing Department and Management Auditing Department), is the execution body for the Audit Committee, and it performs the following activities:

•	general audits, which include full-scale audits of the overall operations performed according to an annual audit plan, and sectional audits of selected operations performed when determined necessary by the Audit Committee;

•	special audits, performed when our audit committee or chief audit executive deems it necessary or pursuant to requests by the president and chief executive officer, board or supervisory authorities, such as the Financial Supervisory Service;

•	day-to-day audits, including preliminary audits and ex post facto audits, performed by the chief audit executive with respect to the regular management of our operations; and

•	real-time monitoring audits, performed to detect any unusual transactions by analyzing data and information with a computerized audit system, and to take necessary actions with respect to such transactions in a timely manner.

The Financial Supervisory Service periodically conducts a general examination of our operations. It also performs special examination on particular aspects of our operations, such as risk management, credit monitoring and liquidity, as the need arises.

As a result of recent regulatory trends, our Audit Division is continuing its efforts to establish an advanced audit system and value-added internal audit by introducing risk-based audit techniques.

Our Management Auditing Department reviews our headquarters’ operations through the use of Business Measurement Process, or BMP, audit methodology. This methodology requires that our Management Auditing Department evaluate the risk and process of our business units and concentrate their audit capacity with respect to high risk areas to support our management’s financial objectives.

Our Compliance Department and Compliance Operating Department operates a compliance system to ensure that all of our employees comply with the relevant laws and regulations. This system’s main function is to establish and manage our compliance program, educate employees and management and improve our internal control process.

Legal Risk

We consider legal risk as a part of our operational risk. The uncertainty of the enforceability of the obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts, although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. Our Legal Department seeks to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. Our internal auditors review loan documentation to ensure that these are correctly drawn up to withstand scrutiny in court should such scrutiny occur.

IT System Operational Risk

The integrity of our electronic systems, and their ability to withstand potential catastrophic events, is crucial to our continuing operations. Accordingly, we are continuing to develop our disaster recovery capabilities. In February 2002, we developed a draft plan to create an integrated IT infrastructure. We completed the initial development of this system in September 2002, which related to our general ledger system. In July 2004, we successfully conducted and completed the online operation of our disaster recovery system during an online power stoppage. In 2005, we conducted four disaster recovery tests, including testing at our branches.

In order to minimize operational risks relating to our IT systems, we have implemented a multi-host system that runs three (or, in the case of our credit card system, two) host systems simultaneously on-site and ensures system continuity in case any of the host systems fails. This system backs up our data systems at an off-site location on a real-time basis to ensure that our operations can be carried out normally and without material interruption in the event of an internal system failure at one of the other host sites. The system functions by means of complete interconnectivity between our main IT center, our IT recovery center and our branches and headquarters facilities.

We currently test our disaster recovery systems on a quarterly basis, with the branch verification capability being tested twice a year and the main IT center disaster recovery system tested four times a year. Our disaster recovery capabilities involves a number of other operations, including credit card and call center transactions. Internally, our IT System Department monitors all of our electronic and computerized network processes and our IT systems. This department monitors and reports on any unusual delays or irregularities reported by our branches. In addition, the IT Planning Department is responsible for the daily monitoring of our entire information security system.

In 2005, we conducted a variety of projects to manage our IT system operational risk including projects to improve the performance of our core banking system, to increase internet system capacity, to expand systems subject to disaster recovery, to build a security system for branch internet, to introduce patches to the management system, and to build a call center integration system.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

As a company with ADSs listed on the New York Stock Exchange, we are required to comply with the Sarbanes-Oxley Act of 2002. Section 404 of the Act and the applicable rules of the U.S. Securities and Exchange Commission require foreign private issuers such as us to assess and report on internal controls over financial reporting on an annual basis, commencing with the fiscal year ending December 31, 2006. We are in the process of evaluating the requirements of Section 404 and are making preparations to comply with such requirements when they become applicable to us.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Young Soon Cheon, our non-executive director and the chairman of our Audit Committee, and Kee Young Chung, our non-executive director and member of our Audit Committee, qualify as “audit committee financial experts” and are independent within the meaning of this Item 16A.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, and chief financial officer and persons performing similar functions as well as to our non-executive directors and other officers and employees. Our code of ethics is available on our website at http://www.kbstar.com. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Samil PricewaterhouseCoopers during the fiscal year ended December 31, 2004 and by independent registered public accounting firm Deloitte Anjin LLC during the fiscal year ended December 31, 2005:

	Year ended December 31,
	2004		2005
	(in millions of Won)
Audit fees	(Won)	6,291	(Won)	3,772
Audit-related fees		402		—
Tax fees		252		—
All other fees		—		30

Total fees	(Won)	6,945	(Won)	3,802

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers and Deloitte Anjin LLC in connection with the audits of:

•	our annual financial statements and the review of our interim financial statements;

•	our special purpose entities in connection with the Korean Securities and Exchange Act; and

•	our trust accounts and funds in connection with the Korean Trust Business Act.

Audit-related fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers for:

•	due diligence related to mergers and acquisition; and

•	accounting consultations.

Tax fees in the above table are fees billed by Samil PricewaterhouseCoopers for tax compliance and tax advice.

Other fees in the above table are fees billed by Deloitte Anjin LLC in connection with our financial debenture offering services.

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

Pursuant to the rules and regulations of the U.S. Securities and Exchange Commission, Kookmin Bank has filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties made by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe Kookmin Bank’s actual state of affairs at the date of this annual report.

Number	Description
1.1	Amended and Restated Articles of Incorporation of Kookmin Bank (translation in English).

2.1*	Form of Share Certificate of Kookmin Bank’s common stock, par value (Won)5,000 per share (translation in English).

2.2*	Form of Amended and Restated Deposit Agreement to be entered into among Kookmin Bank, The Bank of New York, as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a) of the registrants’ Registration Statement on Form F-6 (Registration No. 333-13882) filed on September 5, 2001).

4.1*	Investment Agreement, dated as of July 15, 1999, between H&CB, ING Insurance International B.V. and ING Verzekeringen N.V. (as amended).

4.2**	Waiver Agreement, dated as of October 31, 2001, among H&CB, ING Insurance International B.V., ING Life Insurance Company, Korea Ltd. and KB Asset Management Co., Ltd.

4.3*	Merger Agreement, dated as of April 23, 2001, by and between Kookmin Bank and H&CB.

4.4***	Waiver Agreement, dated as of December 4, 2002, between Kookmin Bank and ING Bank N.V.

4.5****	Merger Agreement, dated as of May 30, 2003, between Kookmin Bank and Kookmin Credit Card.

4.6*****	Amended and Restated Strategic Alliance Agreement, dated as of August 27, 2003, between Kookmin Bank and ING Bank N.V.

4.7	Share Purchase Agreement, dated as of May 19, 2006, between LSF-KEB Holdings, SCA and Kookmin Bank

4.8	Share Purchase Agreement, dated as of June 27, 2006, among The Export-Import Bank of Korea, LSF-KEB Holdings, SCA and Kookmin Bank

8.1*******	List of subsidiaries of Kookmin Bank.

11.1******	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to the registrant’s filing on Form F-4 (No. 333-13880), filed on September 10, 2001.
**	Incorporated by reference to the registrant’s filing on Form F-1 (No. 333-90074), filed on June 4, 2002.
***	Incorporated by reference to the registrant’s filing on Form 20-F (No. 1-15258), filed on June 17, 2003.
****	Incorporated by reference to the registrant’s filing on Form F-4 (No. 333-106262), filed on June 19, 2003.
*****	Incorporated by reference to the registrant’s filing on Form 20-F (No. 1-15258), filed on June 28, 2004.
******	Incorporated by reference to the registrant’s filing on Form 20-F (No. 1-15258), filed on June 28, 2005.
*******	Incorporated by reference to Note 35 of the consolidated financial statements of the registrant included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOOKMIN BANK
(Registrant)

/s/ Chung Won Kang
(Signature)

Chung Won Kang
President and Chief Executive Officer
(Name and Title)

Date: June 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kookmin Bank:

We have audited the accompanying consolidated balance sheet of Kookmin Bank and its subsidiaries (collectively referred to as the “Bank”) as of December 31, 2005, and the related consolidated statements of operations and comprehensive income(loss), changes in stockholders’ equity, and cash flows for the year then ended (all expressed in Korean Won). These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Bank for the years ended December 31, 2003 and 2004 were audited by other auditors whose report, dated June 23, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2005 consolidated financial statements present fairly, in all material respects, the financial position of Kookmin Bank and its subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion such translation has been made in conformity with the basis stated in Note 1. The translation of the financial statement amounts into United States dollars has been made solely for the convenience of readers in the United States of America.

/s/ DELOITTE ANJIN LLC

Seoul, Korea

June 9, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kookmin Bank

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Kookmin Bank and its subsidiaries (the “Bank”) at December 31, 2004 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  Samil PricewaterhouseCoopers

Seoul, Korea

June 23, 2005

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31,

	2004	2005	2005
	Korean Won (in millions)		Translation into U.S. Dollars (Note 1) (in thousands)
ASSETS
Cash and cash equivalents	2,817,522	3,085,542	3,054,992
Restricted cash	1,822,112	2,258,642	2,236,279
Interest-bearing deposits in other banks	597,497	515,080	509,981
Call loans and securities purchased under resale agreements	2,993,476	1,716,080	1,699,089
Trading assets	6,095,645	4,754,416	4,707,343
Investments	23,094,969	25,371,762	25,120,556
Loans (net of allowance for loan losses of (Won)4,461,435 million in 2004 and (Won)3,212,012 million in 2005)	133,794,275	134,939,480	133,603,446
Due from customers on acceptances	742,506	626,874	620,667
Premises and equipment, net	1,636,609	1,516,387	1,501,373
Accrued interest and dividends receivable	870,618	1,059,403	1,048,914
Security deposits	1,285,419	1,184,586	1,172,857
Goodwill	421,990	394,457	390,552
Other intangible assets, net	307,881	217,272	215,121
Other assets	1,055,903	868,075	859,480

Total assets	177,536,422	178,508,056	176,740,650

LIABILITIES
Deposits:
Interest bearing	123,203,419	121,787,047	120,581,234
Non-interest bearing	3,017,436	3,911,526	3,872,798
Call money	652,185	1,253,511	1,241,100
Trading liabilities	2,296,588	1,078,435	1,067,757
Acceptances outstanding	742,506	626,874	620,667
Other borrowed funds	9,514,418	6,117,805	6,057,233
Accrued interest payable	3,494,533	3,306,443	3,273,706
Secured borrowings	6,120,939	8,117,934	8,037,558
Long-term debt	17,899,341	16,751,050	16,585,199
Other liabilities	2,899,635	4,150,742	4,109,646

Total liabilities	169,841,000	167,101,367	165,446,898

Commitments and contingencies (Notes 30, 31 and 32)

Minority interests	13,143	14,281	14,140

STOCKHOLDERS’ EQUITY
Common stock ((Won)5,000 par value, authorized 1 billion shares, 336,379,116 shares issued and 306,497,907 shares outstanding in 2004 and 336,379,116 shares issued and 336,161,181 shares outstanding in 2005)	1,681,896	1,681,896	1,665,243
Additional paid-in capital	5,400,237	5,416,396	5,362,769
Retained earnings	1,812,546	4,360,327	4,317,156
Accumulated other comprehensive income (loss), net of tax	109,920	(56,551)	(55,991)
(Less: treasury stock, at cost, 29,881,209 shares in 2004 and 217,935 shares in 2005)	(1,322,320)	(9,660)	(9,565)

Total stockholders’ equity	7,682,279	11,392,408	11,279,612

Total liabilities, minority interests and stockholders’ equity	177,536,422	178,508,056	176,740,650

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31,

	2003	2004	2005	2005
	Korean Won (in millions, except per share amounts)			Translation into U.S. Dollars (Note 1) (in thousands, except per share amounts)
Interest and dividend income
Deposits in other banks	13,800	21,336	26,738	26,473
Loans, including fees	12,061,170	10,825,980	9,464,551	9,370,843
Trading assets	105,433	155,751	128,566	127,293
Investment securities	1,513,172	1,003,496	960,358	950,850
Call loans and securities purchased under resale agreements	61,332	85,324	77,759	76,989

Total interest and dividend income	13,754,907	12,091,887	10,657,972	10,552,448

Interest expense
Deposits	4,136,028	3,834,009	3,181,124	3,149,628
Call money	65,357	41,552	40,060	39,663
Other borrowed funds	598,286	332,278	288,754	285,895
Secured borrowings	476,157	365,914	309,864	306,796
Long-term debt	1,185,621	942,042	936,729	927,455

Total interest expense	6,461,449	5,515,795	4,756,531	4,709,437

Net interest income	7,293,458	6,576,092	5,901,441	5,843,011
Provision for credit losses	7,167,654	3,861,434	613,105	607,035

Net interest income after provision for credit losses	125,804	2,714,658	5,288,336	5,235,976

Non-interest income
Trust fees, net	289,254	152,769	145,813	144,369
Other fees and commission income	1,901,656	1,769,120	1,875,791	1,857,219
Net trading revenue	162,635	408,816	292,290	289,396
Net gain on investments	387,174	99,039	97,863	96,894
Other non-interest income	173,090	369,657	432,253	427,973

Total non-interest income	2,913,809	2,799,401	2,844,010	2,815,851

Non-interest expense
Salaries and employee benefits	1,656,961	1,702,095	2,192,952	2,171,240
Depreciation and amortization	525,894	440,624	352,613	349,122
Other administrative expenses	712,785	646,241	628,132	621,913
Credit card fees	520,823	331,740	187,777	185,917
Other fees and commissions	523,451	537,305	524,656	519,461
Other non-interest expenses	465,928	373,951	427,594	423,360

Total non-interest expense	4,405,842	4,031,956	4,313,724	4,271,013

Income (loss) before income tax expense (benefit) and minority interests	(1,366,229)	1,482,103	3,818,622	3,780,814

Income tax expense (benefit)	(367,056)	447,825	1,099,720	1,088,831
Minority interests	(52,137)	2,528	2,705	2,679

Net income (loss)	(947,036)	1,031,750	2,716,197	2,689,304

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31,

	2003	2004	2005	2005
	Korean Won (in millions, except per share amounts)			Translation into U.S. Dollars (Note 1) (in thousands, except per share amounts)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	8,622	(15,539)	(11,116)	(11,006)
Net unrealized gains (losses) on available-for-sale securities	(113,086)	64,279	(155,355)	(153,816)

Total other comprehensive income (loss), net of tax	(104,464)	48,740	(166,471)	(164,822)

Comprehensive income (loss)	(1,051,500)	1,080,490	2,549,726	2,524,482

Net income (loss) per common share
Basic:
Net income (loss)	(2,905)	3,367	8,415	8.33

Diluted:
Net income (loss)	(2,905)	3,365	8,411	8.33

Weighted average basic common shares outstanding (in thousands)	326,000	306,432	322,786	322,786

Weighted average diluted common shares outstanding (in thousands)	326,000	306,650	322,948	322,948

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31,

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss) Net of Tax	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount
			Korean Won (in millions, except share data)
Balance at January 1, 2003	325,232,596	1,641,293	5,145,481	2,032,004	165,644	(148,973)	8,835,449
Issuance of common shares—on acquisition of minority interests	8,120,431	40,603	235,118	—	—	—	275,721
Acquisition of treasury stock	(28,078,856)	—	—	—	—	(1,227,876)	(1,227,876)
Reissuance of treasury stock
a. On exercise of stock options	88,322	—	390	—	—	4,285	4,675
b. Under employee stock ownership plan	1,000,000	—	(950)	—	—	44,252	43,302
Stock-based compensation	—	—	13,368	—	—	—	13,368
Exercise of stock options	—	—	(56)	—	—	—	(56)
Cash dividends declared ((Won)1,000 per share)	—	—	—	(325,233)	—	—	(325,233)
Other comprehensive income, net of tax.
a. Foreign currency translation	—	—	—	—	8,622	—	8,622
b. Unrealized holding gains on investment securities	—	—	—	—	(113,086)	—	(113,086)
Net loss	—	—	—	(947,036)	—	—	(947,036)

Balance at December 31, 2003	306,362,493	1,681,896	5,393,351	759,735	61,180	(1,328,312)	6,567,850
Reissuance of treasury stock
a. On exercise of stock options	135,414	—	(2,754)	—	—	5,992	3,238
Stock-based compensation	—	—	9,640	—	—	—	9,640
Other comprehensive income, net of tax.
a. Foreign currency translation	—	—	—	—	(15,539)	—	(15,539)
b. Unrealized holding gains on investment securities	—	—	—	—	64,279	—	64,279
Net income	—	—	—	1,031,750	—	—	1,031,750
Change of consolidation scope—adoption of FIN No. 46(R)	—	—	—	21,061	—	—	21,061

Balance at December 31, 2004	306,497,907	1,681,896	5,400,237	1,812,546	109,920	(1,322,320)	7,682,279
Reissuance of treasury stock
a. On exercise of stock options	239,513	—	(3,303)	—	—	10,599	7,296
b. Under employee stock ownership plan	2,000,000	—	722	—	—	88,504	89,226
c. Sale to market	27,423,761	—	25,452	—	—	1,213,557	1,239,009
Stock-based compensation	—	—	(6,712)	—	—	—	(6,712)
Cash dividends declared ((Won)550 per share)	—	—	—	(168,574)	—	—	(168,574)
Other comprehensive income, net of tax
a. Foreign currency translation	—	—	—	—	(11,116)	—	(11,116)
b. Unrealized holding gains on investment securities	—	—	—	—	(155,355)	—	(155,355)
Net income	—	—	—	2,716,197	—	—	2,716,197
Change of consolidation scope—adoption of FIN No. 46(R)	—	—	—	158	—	—	158

Balance at December 31, 2005	336,161,181	1,681,896	5,416,396	4,360,327	(56,551)	(9,660)	11,392,408

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31,

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss) Net of Tax	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount
			Translation into U.S. Dollars (Note 1) (in thousands, except share data)
Balance at December 31, 2004	306,497,907	1,665,243	5,346,770	1,794,600	108,831	(1,309,227)	7,606,217
Reissuance of treasury stock		—			—
a. On exercise of stock options	239,513	—	(3,270)	—	—	10,494	7,224
b. Under employee stock ownership plan	2,000,000		715	—	—	87,628	88,343
c. Sale to market	27,423,761		25,200	—	—	1,201,540	1,226,740
Stock-based compensation		—	(6,646)	—	—	—	(6,646)
Cash dividends declared (US $ 0.54 per share)	—	—	—	(166,905)	—	—	(166,905)
Other comprehensive income, net of tax.
a. Foreign currency translation	—	—	—	—	(11,006)	—	(11,006)
b. Unrealized holding gains on investment securities		—	—	—	(153,816)	—	(153,816)
Net income	—	—	—	2,689,304	—	—	2,689,304
Change of consolidation scope—adoption of FIN No. 46(R)	—	—	—	157	—	—	157

Balance at December 31, 2005	336,161,181	1,665,243	5,362,769	4,317,156	(55,991)	(9,565)	11,279,612

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31,

	2003	2004	2005	2005
	Korean Won (in millions)			Translation into U.S. Dollars (Note 1) (in thousands)
Cash flows from operating activities:
Net income (loss)	(947,036)	1,031,750	2,716,197	2,689,304
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for credit losses	7,167,654	3,861,434	613,105	607,035
Depreciation and amortization	525,894	440,624	352,613	349,122
Accretion of discounts on finance debentures	23,725	60,515	59,118	58,533
Net loss (gain) on valuation of trading securities	(5,957)	(26,847)	12,918	12,790
Net gain on sales of trading securities	(56,805)	(84,278)	(37,101)	(36,735)
Net loss (gain) on valuation of derivatives	17,623	(91,460)	(123,950)	(122,723)
Net gain on transaction of derivatives	(31,274)	(113,332)	(80,032)	(79,240)
Net gain on sales of available-for-sale securities	(498,106)	(114,920)	(70,041)	(69,347)
Impairment loss on available-for-sale securities	79,051	75,390	22,188	21,968
Income on equity method investments	(14,421)	(44,286)	(38,036)	(37,658)
Net loss on redemption of held-to-maturities securities	26,492	313	3,036	3,005
Net loss (gain) on other investments	19,810	(15,677)	(15,010)	(14,861)
Net loss (gain) on sales of loans	98,274	2,476	(100,091)	(99,100)
Net loss (gain) on disposal of premises and equipment	30,751	(32,971)	(16,279)	(16,118)
Impairment loss on other assets	—	—	816	808
Gain on extinguishment of debts	—	(10,725)	—	—
Non-cash stock compensation expense	13,321	9,640	36,760	36,396
Employee stock ownership plan	42,900	—	89,500	88,614
Minority interests in net income (loss) of consolidated subsidiaries	(52,137)	2,528	2,705	2,679
Net change in:
Trading assets	1,335,257	(2,267,793)	1,461,938	1,447,463
Accrued interest and dividend receivable	121,737	124,130	(189,630)	(187,752)
Other assets	(690,869)	541,792	203,416	201,402
Trading liabilities	137,672	1,534,123	(1,169,565)	(1,157,985)
Accrued interest payable	(525,211)	(443,269)	(184,745)	(182,916)
Other liabilities	(81,154)	448,613	1,110,435	1,099,441

Net cash provided by operating activities	6,737,191	4,887,770	4,660,265	4,614,125

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31,

	2003	2004	2005	2005
	Korean Won (in millions)			Translation into U.S. Dollars (Note 1) (in thousands)
Cash flows from investing activities:
Net change in restricted cash	(1,189,599)	947,773	(436,530)	(432,208)
Net change in interest-bearing deposits in other banks	1,629	(34,406)	60,693	60,093
Net change in call loans and securities purchased under resale agreements	(3,729,519)	965,385	1,275,724	1,263,093
Proceeds from sales and maturities of available-for-sale securities	34,817,351	15,952,866	12,926,567	12,798,581
Purchases of available-for-sale securities	(36,154,587)	(16,373,896)	(10,998,289)	(10,889,396)
Proceeds from maturities, prepayments and calls of held-to-maturity securities	9,363,827	2,271,629	4,248,543	4,206,478
Purchases of held-to-maturity securities	(4,391,620)	(2,302,775)	(8,600,357)	(8,515,205)
Net change in venture capital activities	(7,940)	(12,602)	9,430	9,336
Net change in other investments	14,263	129,130	(38,575)	(38,193)
Proceeds from sales of subsidiaries	—	—	14,781	14,635
Net originations and repayments of loans	(6,997,853)	1,900,788	(1,513,359)	(1,498,376)
Proceeds from sales of loans	238,105	413,450	10,761	10,655
Proceeds from sales of premises and equipment	124,123	207,880	40,038	39,642
Payments for purchases of premises and equipment	(347,368)	(225,374)	(170,823)	(169,132)
Net change in security deposits	5,391	45,738	97,407	96,442
Cash received related to business combination	—	71,066	—	—

Net cash provided by (used in) investing activities	(8,253,797)	3,956,652	(3,073,989)	(3,043,555)

Cash flows from financing activities:
Net increase (decrease) in non-interest bearing deposits	(284,733)	(442,710)	894,995	886,134
Net increase (decrease) in interest-bearing deposits	9,489,380	(4,940,349)	(1,375,324)	(1,361,707)
Net increase (decrease) in call money	(80,590)	426,809	601,958	595,998
Net increase (decrease) in secured borrowings	342,266	(2,054,624)	1,996,829	1,977,059
Net decrease in other borrowed funds	(2,960,648)	(3,380,783)	(3,453,377)	(3,419,185)
Proceeds from issuance of long-term debt	8,241,245	13,126,378	1,386,766	1,373,036
Repayment of long-term debt	(11,834,143)	(11,894,798)	(2,451,921)	(2,427,644)
Cash dividends paid to minority stockholders by subsidiaries	(2,474)	(1,667)	(1,536)	(1,521)
Proceeds from exercise of stock options	826	3,701	8,492	8,407
Proceeds from reissuance of treasury stock	—	—	1,248,663	1,236,300
Purchases of treasury stock	(1,227,876)	—	—	—
Cash dividends paid on common stocks	(325,233)	—	(168,574)	(166,905)
Other	(212)	—	—	—

Net cash provided by (used in) financing activities	1,357,808	(9,158,043)	(1,313,029)	(1,300,028)

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31,

	2003	2004	2005	2005
	Korean Won (in millions)			Translation into U.S. Dollars (Note 1) (in thousands)
Effect of exchange rate changes on cash	1,410	(39,013)	(5,227)	(5,175)
Net increase (decrease) in cash and cash equivalents	(157,388)	(352,634)	268,020	265,367
Cash and cash equivalents, beginning of year	3,327,544	3,170,156	2,817,522	2,789,625

Cash and cash equivalents, end of year	3,170,156	2,817,522	3,085,542	3,054,992

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	6,461,450	5,515,795	5,056,968	5,006,899
Cash paid during the year for income tax	327,219	26,496	145,485	144,045
Supplemental schedule of noncash investing and financing activities:
Acquisitions (Notes 3 and 14):
Fair value of net assets (liabilities) acquired	45,465	(27,286)	—	—
Loans repurchased from KAMCO in exchange for bonds (Note 4)	26,840	—	—	—
Bonds and securities received in connection with loan restructuring	34,224	310,276	677	670
Increase (decrease) in cumulative translation adjustments, net of tax	8,622	(15,539)	(11,115)	(11,006)
Increase (decrease) in unrealized gains on available-for-sale securities, net of tax	(113,086)	64,279	(155,355)	(153,816)
Shares issued on acquisition of minority interests	275,932	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	General Information and Summary of Significant Accounting Policies

Kookmin Bank was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, Kookmin Bank has conducted its operations in accordance with the provisions of the General Banking Act.

Kookmin Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, Kookmin Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, Kookmin Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001.

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

On April 29, 2004, Kookmin Bank established KB Life, a new wholly owned subsidiary, to engage in insurance business, and acquired the assets and liabilities of Hanil Life Insurance. On September 1, 2004, Kookmin Bank and KB Life entered into a Joint Venture Agreement with ING Insurance International B. V. (“ING”), whereby ING would acquire a 49% equity interest in KB Life from Kookmin Bank, and Kookmin Bank and ING agreed to operate KB Life as a Joint Venture Enterprise, subject to certain regulatory approvals. The prerequisite regulatory approvals were obtained on January 25, 2005 and the Joint Venture Agreement was consummated on January 27, 2005.

Kookmin Bank and its subsidiaries (collectively referred to as the “Bank”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. It is also engaged in the trust business under the Trust Business Act and in the credit card business under the Specialized Credit Financial Business Act and other related laws. As of December 31, 2005, it operated through 1,097 domestic branches and offices and 3 overseas branches.

As of December 31, 2005, the Bank’s paid-in capital amounts to (Won)1,681,896 million and its 51,175,814 shares are listed on the New York Stock Exchange as American Depository Shares (“ADS”).

Risk and uncertainties

Until 2004, the economy of Korea experienced contractions in the private banking industry, which were triggered by an oversupply of credit that led to poor asset quality, increases in the level of bankruptcies, high level of written-off loans, and higher levels of delinquencies related to consumer borrowings and small and medium-enterprise borrowings. In addition, credit card companies including the Bank’s credit card operation experienced serious liquidity issues and suffered substantial losses.

Although economic conditions in Korea have improved and some of the trends and conditions noted above have improved to a certain extent, the Bank and its customers may continue to be affected for the foreseeable future by certain adverse economic conditions in Korea and the countries on which Korea

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

heavily depends for its trade. The accompanying consolidated financial statements reflect management’s assessment of the impact to the date of the economic environment on the financial position and results of operations of the Bank. If these conditions have an adverse effect on the Bank, adjustments to the carrying amount of its loans and investments would be required, and such adjustments could be material to the consolidated financial statements.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the allowance for credit losses on loans and off-balance sheet credit instruments, investment securities, derivative financial instruments, deferred tax assets, financial instruments with no available market prices, goodwill and other intangibles.

Basis of presentation and consolidation

The consolidated financial statements include the accounts of Kookmin Bank and its subsidiaries which are generally controlled through a majority voting interest. The Bank also includes in its consolidated financial statements the accounts of the variable interest entities (“VIEs”) for which the Bank has been determined to be the primary beneficiary pursuant to the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46(R)”) (See Note 10).

The Bank accounts for investments in companies in which it owns a voting or economic interest of 20 to 50 percent and for which it has the ability to exercise significant influence over operating and financing decisions using the equity method of accounting. These investments are reported in “Other securities” under “Investments” and the Bank’s proportionate share of income or loss of the equity method investees and gains and losses realized on disposition of investments are reported in “Net gain (loss) on investments.”

Assets held in agency, fiduciary or trust management capacities are not included in the consolidated financial statements.

The consolidated financial statements are presented in accordance with US GAAP. All material inter-company transactions and balances have been eliminated in the consolidation.

Business combination

Since the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” the Bank accounts for business combinations using the purchase method. Identifiable intangible assets acquired in a business combination are separately valued and recognized on the balance sheet if they meet certain requirements. The excess of the cost of the acquired entity over the net amounts assigned to assets acquired and liabilities assumed is recognized as an asset referred to as “goodwill”. Results of operations of the acquired business are included in the consolidated statements of operations from the date of acquisition.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the exchange rate prevailing on the balance sheet date, with resulting gains and losses included in the consolidated statements of operations. Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction and the relating gains and losses from the settlement of foreign currency transactions are recognized in the consolidated statements of operations.

Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the Korean Won. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive income (loss) on an after tax basis. Gains and losses arising from the translation of available-for-sale securities denominated in foreign currencies are also recorded as a component of “Accumulated other comprehensive income (loss), net of tax.”

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, cash items in the process of collection, highly liquid securities and interest-earning deposits with original maturities at the time of purchase of 90 days or less, other than those used for trading purposes.

Securities purchased under agreement to resell and securities sold under agreement to repurchase

The Bank enters into short-term purchases of securities under agreements to resell (“resale agreements”) and sales of securities under agreements to repurchase (“repurchase agreements”) of substantially identical securities. Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively, when control over the related securities has not been surrendered by the transferor and are recorded at the amount at which the securities were acquired or sold. When control over the related securities has been surrendered by the transferor, the Bank accounts for its resale agreements as purchases of securities with related forward commitments to resell and accounts for its repurchase agreements as sales of securities with related forward commitments to repurchase. It is the Bank’s policy to take possession of securities under agreements to resell. The Bank minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counterparty and collateral value and requiring the counterparty to deposit additional collateral with the Bank when deemed necessary.

Trading assets and liabilities, including derivatives

Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. The Bank recognizes changes in the fair value of trading positions as they occur in “net trading revenue.”

Trading assets and liabilities also include derivatives used for trading purposes and for non-trading purposes that do not qualify for hedge accounting treatment and foreign exchange contracts that are recognized on the consolidated financial statements at fair value. Trading and non-trading derivatives include interest rate and foreign currency swaps, credit indexed contracts, equity conversion options, puts and calls, caps and floors, warrants, and futures and forwards. The Bank recognizes changes in the fair value of trading and non-trading derivatives that do not qualify for hedge accounting treatment and foreign exchange contracts as they occur in “net trading revenue”.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The fair value of trading securities, derivative financial instruments and foreign exchange contracts is determined using quoted market prices, including quotes from dealers trading those securities or instruments, when available. If quoted market prices are not available, the fair value is determined by the Bank’s management based on pricing models, quoted prices of instruments with similar characteristics, discounted cash flows or the net asset value of the investee.

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

Derivatives accounted for as hedges must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be formally designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively at inception and on a regular basis using quantitative measures of correlation. The Bank discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge, and then reflects changes in fair value in earnings after termination of the hedge relationship.

All derivatives, whether designated for hedging relationships or not, are recorded on the consolidated balance sheet at fair value. If the derivative is designated as a fair value hedge of fixed rate assets, liabilities or firm commitments, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in the current earnings. Hedge ineffectiveness represented by the net amount is reflected in the current earnings. Fair value hedges are used to limit the Bank’s exposure to total changes in the fair value of its fixed interest-earning assets or interest-bearing liabilities that are due to interest rate or foreign exchange volatility. Fair value hedges of the Bank mainly include hedges of fixed rate debentures.

If the derivative is designated as a cash flow hedge of floating rate assets, liabilities or forecasted transactions, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the consolidated income statements when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in the current earnings. Cash flow hedges are used to minimize the variability in cash flows of interest-earning assets or interest-bearing liabilities or forecasted transactions caused by interest rate or foreign exchange fluctuation.

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

The majority of the Bank’s derivatives qualify as hedges pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of SFAS No. 133,” and by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (collectively referred to as the “SFAS No. 133”), under the short-cut method of hedge accounting. The short-cut method assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

asset or liability. The changes in fair value or cash flow that are attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Under the short-cut method, among other requirements, the critical terms of the derivative instrument and the hedged item should be initially the same and subsequently stay the same throughout the hedge’s life to support the ongoing application of hedge accounting. Non-trading derivatives that do not qualify for hedge accounting include interest rate swaps that are entered into hedge interest rate risks.

Equity securities

Equity securities with readily determinable fair values are recorded on a trade-date basis and are accounted for at fair value. Dividend income on these securities is recorded in “Interest and dividend income.” Those purchased with the intention of recognizing short-term profits are included in “Trading assets” at fair value. Marketable equity securities not classified as trading are designated as securities available-for-sale and are carried at fair value with unrealized gains and losses, net of income tax, reflected in accumulated other comprehensive income(loss). Realized gains and losses on the sales of equity securities are determined using the moving average method. Declines in fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors considered in determining whether such declines in value are other than temporary include the length of time and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer, the status of the security, the Bank’s intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the state of the Korean economy for domestic securities. The related write-downs are included in earnings under “Net gain (loss) on investments.” Any unrealized losses that the Bank has determined to be other than temporary are recognized in earnings in the period such determination is made.

Debt securities

Debt securities are recorded on a trade-date basis. Debt securities for which the Bank has the positive ability and intent to hold until maturity are classified as securities held- to-maturity and recorded at amortized cost and adjusted for accretion or amortization of discounts and premiums, respectively. Debt securities that the Bank purchases for short-term appreciation or other trading purposes are carried at fair value and classified as short-term investments which are included in “Trading assets.” Debt securities not classified as held-to-maturity or trading are designated as available-for-sale and carried at market value with unrealized gains and losses, net of income tax, reflected in accumulated other comprehensive income(loss). Interest earned on debt securities, including amortization of premiums and accretion of discounts based on the effective interest rate method, is included in “Interest income” and realized gains and losses from the sale of debt securities, which are included in “Net gain (loss) on investments,” are determined on a specific security basis.

Declines in fair value of individual available-for-sale securities and held-to-maturity securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings under “Net gain (loss) on investments.” Any unrealized losses that the Bank has determined to be other than temporary are recognized in earnings in the period such determination is made.

Venture capital securities

KB Investment Co., Ltd., one of the Bank’s subsidiaries, engages exclusively in venture capital activities. Venture capital investments are not within the scope of SFAS No. 115, “Accounting for Certain Investments

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

in Debt and Equity Securities” (“SFAS No. 115”) and are subject to specialized industry accounting principles for investment companies. Venture capital investments are recorded as “Venture capital securities” under “Investments” and are carried at fair value with net changes in fair value recognized in “Net gain (loss) on investments.” The fair values of publicly-traded securities held by this subsidiary are generally based on quoted market prices. Securities that are held by this subsidiary that are not publicly traded are initially recorded at cost, which is deemed to approximate the fair value as of the acquisition date. Subsequent to that date, management estimates the fair value based on investee transactions with unaffiliated parties, management’s review of the investee’s financial results and condition or the latest obtainable net asset value of the investees.

Non-marketable or restricted equity securities

Certain equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year are recorded using the cost method. The cost method is used for those investments in which the Bank does not have significant influence over the investees, and under this method, there is no change to the cost basis unless there is other than temporary decline in value. If the decline is determined to be other than temporary, the Bank writes down the cost basis of the investment to a new cost basis that represents realizable value. Those equity securities are recorded as “Other securities” under “Investments” and the amount of write-down is included in earnings under “Net gain (loss) on investments” and dividend income earned on these securities is recorded in “Interest and dividend income.”

Loans

Loans are carried at their outstanding principal balances, net of any unearned income and unamortized deferred nonrefundable loan origination fees and costs on originated loans. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to the yield. Interest income on loans that are not placed on non-accrual status is accrued at the effective rate and credited to income as it is earned.

Loans are generally placed on non-accrual status when principal or interest payments become contractually one day past due or are classified as impaired loans, except where the loans are fully collateralized by customer deposits or guaranteed by sovereign or certain selected financial institutions. When a loan is placed on non-accrual status, interest accrued previously but unpaid is generally reversed against current year interest income. Cash receipts on non-accrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, payments are applied first to the delinquent interest, normal interest, and then to the loan balance until paid in full. A non-accrual loan is normally restored to accrual status when all the principal and interest amounts contractually due are brought current and it is believed that the financial condition of the borrower has improved to the extent that the collection of future principal and interest is reasonably assured on a timely basis.

Securities received by the Bank under a debt restructuring or settlement are recorded at the fair value of the security at the date of restructuring or settlement. Any difference between the fair value of the security and the net carrying amount of the loan is recorded as a direct charge-off or recovery, as appropriate, on the loan through the allowance for loan losses.

Loans held-for-sale

Loans held-for-sale are loans that the Bank has the intent to sell in the foreseeable future. The Bank’s loans held-for-sale include residential mortgage loans and are carried at the lower of aggregate cost or market

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

value as determined on an aggregate basis. Loans held-for-sale are included in “Other assets” and gains and losses on the sales of loans are determined using the specific-identification method and included in “Other non-interest income (expense).”

Allowance for loan losses

The allowance for loan losses is based upon management’s continuing review and evaluation of the loan portfolio and is management’s best estimate of probable losses incurred as of the balance sheet date. The determination of the adequacy of the allowance for loan losses hinges upon various judgments and assumptions, including but not necessarily limited to, management’s assessment of potential losses on individual loans, domestic and international economic conditions, loan portfolio composition, transfer risks and prior loan loss experience. The allowance for loan losses is charged against income as provision for loan losses. The aggregate allowance for loan losses is increased by amounts charged to the provisions for loan losses, net of charge-offs, and recoveries as a result of cash collections from charged-off accounts.

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

A commercial loan is considered as impaired when, after consideration of current information and events, it is probable that the Bank will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. Generally, the Bank considers the following types of loans to be impaired:

•	Loans classified as “substandard” or below according to the Financial Supervisory Commission’s asset classification guidelines;

•	Loans that are 30 days or more past due;

•	Loans to companies that have received a warning from the Korean Federation of Banks, indicating that the Bank has exhibited difficulties in making timely payments of principal and interest;

•	Loans which are “troubled debt restructurings” under US GAAP.

Once a loan has been identified as individually impaired, impairment is measured in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures an amendment of SFAS No. 114”. The Bank’s measurement of the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in impaired loans exceeds the present value of payments expected to be received, a specific allowance is established as a component of the allowance for loan losses.

The Bank performs periodic and systematic detailed reviews of its lending portfolio to identify credit risks and to assess the overall collectibility of those portfolios. The allowance for homogeneous pools of commercial and consumer loans, and other loans, which are not specifically identified as impaired, is established through a process that begins with estimates of probable losses inherent in the portfolio. These estimates are based upon various analyses including the Bank’s historical delinquency and loan loss experience, and adjusted for qualitative factors, such as the current economic conditions in which the Bank operates as well as current lending policies and procedures.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Loans are charged off if they are deemed to be uncollectible. Consumer and credit card loan portfolio are charged-off at no more than 180 days past due.

Allowance for off-balance sheet credit instruments

The Bank maintains an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, guarantees, acceptances, standby and commercial letters of credit and other financial instruments to absorb estimated probable losses related to these unfunded credit facilities. The allowance is estimated based on the assessment of the probability of commitment usage and credit risk factors for loans outstanding to these same customers. The allowance for credit losses for off-balance sheet credit instruments is included in “Other liabilities” in the consolidated balance sheets.

Non-performing loans

Non-performing loans include loans that are 90 days or more past due as to principal or interest, or where reasonable doubt exists as to timely collection, including loans that are individually identified as being impaired, and troubled debt restructurings. The Bank also classifies loans as non-performing when the borrower enters into a status of default, liquidation, bankruptcy or business discontinuance.

Foreclosed assets

Foreclosed assets are comprised of any assets seized or property acquired through a loan foreclosure proceeding or acceptance of a deed-in lieu of loan foreclosure. These assets are initially recorded at fair value at the date of acquisition. After acquisition, such assets are carried at the lower of their carrying amounts or fair values as determined by their estimated public auction price, net of selling costs. An impairment assessment is made where there is an indication that the carrying amount may not be recoverable. Foreclosed assets are reported in “Other Assets”.

Secured borrowings

Transfers of loans and securities related to certain securitizations, in which control over the loans and securities has not been surrendered, are accounted for as collateralized borrowings. The liability for funds received under the related loan and securities sale agreements is included in “Secured borrowings.” Also, the amounts borrowed based on collateral and the amounts borrowed under repurchase agreements in which control over the related securities has not been surrendered by the transferor are included in “Secured borrowings.”

Loan and securities provided as collateral

The Bank pledges loans as collateral for certain borrowings. These borrowings are structured as transfers of loans through asset securitization, which are retained on the consolidated balance sheets, as the Bank retains control of the assets transferred. The Bank also pledges securities as collateral for transactions on repurchase agreements, derivatives contracts, borrowings from Bank of Korea and other borrowings structured as a transfer of securities through asset securitizations. The Bank retains control of the securities and retains them on the consolidated balance sheets. Securities pledged cannot be sold or re-pledged by the Bank. However, the Bank has the right to substitute the collateral provided that this is not to the detriment of the counterparties.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Premises and equipment

Premises, equipment and furniture and leasehold improvements are stated at cost less accumulated depreciation. Depreciation of buildings is computed on a straight-line basis over the estimated useful lives of the assets. Depreciation of equipment and furniture is computed on a declining balance basis over the useful lives of the assets, or the term of the lease, if shorter, in the case of leasehold improvements. Gains or losses on disposals of premises and equipment are determined by reference to their carrying amount and are reported in “Other non-interest income (expense).” Maintenance and repairs are charged to expense as incurred.

The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and furniture	3-6 years
Leasehold improvements	1-5 years

Goodwill

Goodwill represents the excess of acquisition cost over the fair values of assets and liabilities acquired in a business combination. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights, or the asset is capable of being sold or exchanged either on its own or in connection with a related contract, asset or liability.

Under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which sets forth the accounting for goodwill and intangible assets subsequent to their acquisition, goodwill is no longer amortized. SFAS No. 142 requires that goodwill and indefinite-lived intangible assets be allocated to the reporting unit level, which the Bank defines as an operating segment or one level below. SFAS No. 142 also requires that goodwill and indefinite-lived intangible assets be tested for impairment at the reporting unit level at least annually or more frequently, if events or circumstances indicate a potential impairment.

The goodwill impairment test under SFAS No. 142 is performed in two phases. The first step of the impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired, and an additional procedure of the impairment test must be performed. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to the implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value. The Bank performed impairment tests of goodwill as of December 31, 2003, 2004 and 2005, and concluded that no impairment of goodwill exists.

Other intangible assets

The Bank has no indefinite-lived intangible assets. Other finite-lived intangible assets include core deposit intangibles, credit card relationship intangibles and capitalized software. Core deposit intangibles reflects the estimated fair value of the acquired demand deposits and savings deposit, which the Bank can expect to maintain for an extended period of time because of generally stable customer relationships. Credit card relationship intangibles reflect the estimated fair value of the credit card relationships acquired from which the Bank expects to derive future benefits over the estimated life of such relationships. Both the core deposit intangibles and the credit card relationship intangibles are amortized on an accelerated basis over their useful lives in proportion to the estimated run-off of depositors and credit card customers, respectively. The

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

estimated useful lives of the core deposit intangible and the credit card relationship intangibles range from six to ten years. Capitalized software is amortized over its estimated useful life ranging from four to five years.

Impairment of long-lived assets and other intangible assets

Other intangible assets subject to amortization are evaluated for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Bank reviews its long-lived assets, including identifiable intangibles with definite lives, for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Such circumstances include significant or sustained declines in revenues or earnings and material adverse changes in the economic climate. The carrying amount of an intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of such asset. For assets of which the Bank intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. For assets of which the Bank intends to sell, a loss is recognized for the amount that the estimated fair value, less cost to sell, is less than the carrying value of the assets.

Fair value of financial instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information for financial instruments, whether or not recognized in the consolidated balance sheets, which it is practicable to estimate such value.

Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Bank could have realized in a sales transaction at December 31, 2005 or 2004. The estimated fair value amounts for 2005 and 2004 have been measured as of year-end, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than the amounts reported at year-end. The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts are detailed in Note 30.

Employee stock option plan

The Bank has various stock-based employee compensation plans, which are described in detail in Note 29. Prior to January 1, 2003, the Bank accounted for its various stock-based employee compensation plans using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations (“APB No. 25”). The compensation expense was calculated by multiplying the number of shares underlying the option by the difference between the market value of the underlying shares on the measurement date and the exercise price. The compensation expense was recognized over the service (vesting) period.

Effective January 1, 2003, the Bank adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and selected the modified prospective method of adoption under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Under SFAS No. 123, the compensation expense is determined using option

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

pricing models intended to estimate the fair value of the stock options at the grant date. The compensation expense is recognized over the service (vesting) period with a corresponding credit to additional paid-in capital.

Prior to August 23, 2005, the Bank intended to settle options exercised by issuing treasury shares. Effective August 23, 2005, the Bank changed the settlement method from issuing treasury shares to cash settlement for options exercised. However, cash settlement will only occur once all outstanding treasury shares have been issued in connection with stock options exercised. As a result of this change of settlement method, SFAS No. 123 requires the modification to be accounted for as if the original award was cancelled and a new award with different terms was issued. Accordingly, the fair value of the new award at the date of modification is required to be compared to the fair value of the original award immediately before the modification. As a result of the modification, the Bank reclassified previously recorded additional paid-in capital into liabilities to reflect the change in intrinsic value of the options, and (Won)36,760 million of compensation expense was recorded in 2005.

Trust fees and compensation to the trust accounts

The Bank manages funds on behalf of its customers through operations of various trust accounts. The Bank earns fees for managing those funds, which is recognized when earned. In certain cases, the Bank guarantees (a) principal and a fixed return on principal or (b) principal only to the investors in those trust accounts. At each balance sheet date, the Bank accrues the liability that exists on account of such guarantees where the Bank does not consolidate the trust accounts.

Other fees and commission income

Other fees and commissions primarily consist of credit card fees, fees on guarantees and import/export letters of credit, and commissions received on remittance, lottery sales, cash dispenser service, cash management services and others. Such fees are recognized when earned.

Income tax

Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating loss, and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Deferred tax assets, including the tax effect on the carryforward tax losses, are recognized to the extent it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. To the extent the deferred tax assets are not realizable, a valuation allowance is recognized.

Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding in each period. Diluted earnings per share reflects

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Diluted earnings per share is computed on the basis of weighted average number of common shares outstanding during each period and dilutive common equivalent shares representing the weighted average dilutive effect of the Bank’s stock options outstanding during each period. Dilutive potential common shares are calculated using the “treasury stock” method.

Comprehensive income

The Bank records unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments in “Accumulated Other Comprehensive Income (Loss), net of tax.” Gains and losses on available-for-sale securities are reclassified to net income or loss as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income or loss at the time of the charge. Translation gains or losses on foreign currencies translation adjustments are reclassified to net income or loss upon the sale or liquidation of investment in foreign operations.

United States dollar amounts

The Bank operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)1,010.0 to US$1.00, the US Federal Reserve Bank of New York noon buying exchange rate in effect at December 30, 2005. Such convenience translation into US dollars should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

2.	Recently Issued Accounting Pronouncements

SFAS No. 123 (revised 2004), “Share-Based Payment”

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”(“SFAS No. 123(R)”), which revised SFAS No. 123 and eliminates the ability to account for share-based compensation transactions using APB No. 25. SFAS No. 123(R) generally requires that such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. SFAS No. 123(R) also amends SFAS No. 95, “Statement of Cash Flows,” requiring the benefits of tax deductions in excess of recognized cash flows to be reported as a financing cash inflow rather than as a reduction of taxes paid as currently required. In April 2005, the SEC approved a new rule that delayed the effective date of SFAS No. 123(R). Under the SEC’s rule, SFAS No. 123(R) is effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. The Bank adopted SFAS No. 123(R) beginning January 1, 2006. The Bank adopted the fair value method of accounting for stock-based compensation as of January 1, 2003, and as a result, adoption of SFAS No. 123(R) did not have a material impact on the Bank’s consolidated results of operations or financial condition.

On March 29, 2005, the Securities and Exchange Commission released Staff Accounting Bulletin No. 107 (“SAB No. 107”) which provides guidance on several technical issues regarding the required adoption of SFAS No. 123(R). The Bank has adopted SAB 107 on January 1, 2006 in conjunction with the adoption of SFAS No. 123(R). Compliance with SAB No. 107 did not have a material impact on the Bank’s consolidated results of operations or financial condition.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”, FSP EITF No. 03-1-1, “Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, “ and FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“EITF No. 03-1”). EITF No. 03-1 provides recognition and measurement guidance regarding when impairments of equity and debt securities are considered other than temporary, thereby requiring a charge to earnings, and also requires additional annual disclosures for investments in unrealized loss positions. The additional annual disclosures were previously issued by the EITF in November 2003 and were effective for the Bank for the year ended December 31, 2003. The disclosures required by EITF No. 03-1 are presented in Note 9.

In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF No. 03-1-1, “Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, which delayed the recognition and measurement provisions of EITF No. 03-1 pending the issuance of further implementation guidance.

On November 3, 2005, the FASB issued FSP No. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires certain disclosures on unrealized losses that have not been recognized as other-than-temporary impairments. This FSP nullifies certain requirements of EITF Issue No. 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” The guidance in this FSP also amends SFAS No. 115. The FSP is effective for reporting periods beginning after December 15, 2005. The adoption of FSP’s on January 1, 2006 did not have a material impact on the Bank’s consolidated results of operations or financial condition.

FIN No. 47, “Accounting for Conditional Asset Retirement Obligation”

In March 2005, the FASB issued FIN No. 47, which applies to obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and/or the normal operation of a long-lived asset. An entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. FIN No. 47 is effective no later than the end of fiscal year ending after December 15, 2005. The adoption of FIN No. 47 did not have a significant impact on the Bank’s results of operations or financial condition.

SFAS No. 153, “Accounting for Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”

In December 2004, the FASB issued SFAS No.153, “Accounting for Exchange of Nonmonetary Assets” (“SFAS No.153”), which eliminates the APB Opinion No. 29 exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No.153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No.153 did not have significant impact on the Bank’s consolidated results of operations or financial condition.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

SFAS No. 154, “Accounting Changes and Error Corrections”

In May 2005, the FASB issued SFAS No.154- “Accounting Changes and Error Corrections”, which is a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 also establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle. SFAS No.154 is effective for accounting changes and corrections of errors made in the fiscal years beginning after December 15, 2005. The adoption of SFAS No.154 did not have significant impact on the Bank’s consolidated results of operations or financial condition.

SFAS No. 155, “Accounting for Certain Hybrid Instruments”

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments”, which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS No. 133. SFAS No. 155 also subjects beneficiary interests issued by securitization vehicles to the requirements of SFAS No. 133. SFAS No. 155 is effective as of January 1, 2007, with earlier adoption permitted. Management of the Bank is currently evaluating the effect of the Statement, but does not expect that it will have a significant impact on the Bank’s consolidated results of operations or financial condition.

SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”

On March, 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” which amends FASB No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations, a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115 and c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. SFAS No. 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either the amortization method or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. The Statement is effective as of the beginning of Bank’s first fiscal year that begins after September 15, 2006. The requirements for recognition and initial measurement of servicing assets and servicing liabilities should be applied prospectively to all transactions after adoption.

3.	Acquisition of Minority Interest in Kookmin Credit Card

On May 30, 2003, the Bank entered into a Merger Agreement with Kookmin Credit Card Co., Ltd (“KCC”), a 74.78% owned subsidiary of the Bank, in order to maximize the synergies, efficiencies and competitiveness from combining the operations of KCC into the credit card division of the Bank. To facilitate the merger, on September 30, 2003, the Bank acquired all of the outstanding minority interest in

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

KCC, which represents the remaining 25.22% of KCC’s outstanding common stock. The acquisition was effected through an exchange of shares at an exchange ratio of 1:0.442983, with the stockholders of KCC receiving 8,120,431 shares of the Bank’s stock for 18,331,248 shares of KCC common stock exchanged. The acquisition of the minority interests in KCC was accounted for under the purchase method of accounting in accordance with SFAS No. 141. Accordingly, the final purchase price was allocated to the assets acquired and the liabilities based on their estimated fair values at the merger date.

The allocation of purchase price consideration for the acquisition is as follows (in millions of Won):

Fair value of Kookmin Bank common stock exchanged	275,932
Acquisition costs	1,784

Total purchase price	277,716

Fair value of 25.22% of KCC tangible net assets acquired	(29,535)
Fair value of 25.22% of KCC credit card relationship intangible asset acquired	75,000
Goodwill	232,251

Total purchase price	277,716

Fair value of the Bank’s common stock exchanged is calculated using the number of shares of the Bank’s common stock issued to KCC stockholders multiplied by the average closing price of the Bank’s shares on the Korean Stock Exchange two days before and after May 30, 2003, the Merger Agreement date.

The credit card relationship intangibles reflect the estimated fair value of the credit card relationships acquired from the minority interest from which the Bank expects to derive future benefits over the estimated life of such relationships. The customer relationship intangible is amortized over its estimated useful life of 10 years on an accelerated basis. The fair value of this asset is based principally on the estimates of (i) the profitability of the acquired accounts and (ii) the projected run-off of the acquired accounts.

Goodwill generated represents the excess of the purchase price over the fair value of 25.22% of the net assets of KCC. Goodwill generated from this acquisition of KCC minority interests is allocated to the Bank’s Credit Card Operations segment.

As part of the acquisition, the Bank also issued 32,136 of the Bank’s stock options to replace 80,000 of the outstanding KCC employee stock options. This exchange is treated as a modification of existing awards in accordance with SFAS No. 123. However, since the fair value of the KCC options was higher than the Bank’s replacement options as of the date of acquisition, no compensation expense was recognized.

4.	Transactions with Korea Asset Management Corporation

Prior to 1999, the Bank sold certain non-performing loans to the Korea Asset Management Corporation (“KAMCO”). KAMCO was established to purchase, manage and dispose of non-performing assets in the Korea financial market for the purpose of restoring soundness to the Korea financial market. The sales agreements contain a recourse obligation under which KAMCO can obligate the Bank to repurchase the related loans at the original sales price. The recourse obligation has no expiration date. Loans for which the Bank has a recourse obligation amounted to (Won)4,294 million and (Won)4,283 million as of December 31, 2004 and 2005, respectively. As of December 31, 2004 and 2005, the Bank recorded a liability of (Won)392 million and (Won)276 million, respectively, which is reported in other liabilities, and represents its estimated obligation to repurchase the loans under the recourse obligation.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

5.	Restricted Cash

The following table presents restricted cash as of December 31:

(in millions of Won)	2004	2005
Reserve deposits with the Bank of Korea	1,728,736	2,235,841
Deposits with Hansol Mutual Savings & Finance	86,249	—
Other	7,127	22,801

Total restricted cash	1,822,112	2,258,642

Reserve deposits with the Bank of Korea (“BOK”) represent amounts required under the General Banking Act for payment of deposits. Deposits with Hansol Mutual Savings & Finance were restricted from being withdrawn prior to their maturity in accordance with the sales agreement of Bukook Mutual Savings & Finance, which was then a subsidiary of the Bank. The deposits were withdrawn at their maturity date in 2005.

6.	Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

(in millions of Won)	2004	2005
Call loans(1)	2,993,476	1,712,980
Securities purchased under resale or similar arrangements (2)	—	3,100

Total	2,993,476	1,716,080

(1)	Call loans are short-term lending among banks and financial institutions, with maturities of 90 days or less for call loans in won currency and 30 days or less for call loans in foreign currencies. Typically, call loans have maturities of one day.
(2)	The Bank enters into short-term purchases of securities under agreements to resell substantially identical securities and classified these agreements as secured lending transactions.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7.	Trading Assets and Liabilities

The trading assets and liabilities, at fair value, consisted of the following as of December 31:

(in millions of Won)	2004	2005
Trading assets:
Debt securities:
Korean treasury and government agencies	916,291	1,756,183
Corporate	5,833	—
Financial institutions	2,478,856	1,594,839
Asset-backed securities	44,963	—
Equity securities	249,069	201,011

Total debt and equity securities	3,695,012	3,552,033

Foreign exchange spot contracts	7,951	439
Derivative instruments:
Foreign exchange derivatives	1,997,447	905,925
Interest rate derivatives	322,637	234,127
Equity derivatives	72,440	61,579
Credit derivatives	158	218
Other	—	95

Total derivative instruments and foreign exchange spot contracts	2,400,633	1,202,383

Total trading assets	6,095,645	4,754,416

Trading liabilities:
Foreign exchange spot contracts	5,279	150
Derivative instruments:
Foreign exchange derivatives	1,846,086	820,562
Interest rate derivatives	371,778	196,012
Equity derivatives	73,445	61,616
Other	—	95

Total trading liabilities	2,296,588	1,078,435

8.	Net Trading Revenue

The following table presents net trading revenue for the years ended December 31:

(in millions of Won)	2003	2004	2005
Debt securities	15,904	75,783	(34,634)
Equity securities	46,859	35,343	58,817
Foreign exchange contracts	86,220	92,899	64,125
Derivative instruments	13,652	204,791	203,982

Total net trading revenue	162,635	408,816	292,290

For the years ended December 31, 2003, 2004 and 2005, net unrealized holding gains on trading securities of (Won)5,957 million and (Won)26,847 million and net unrealized holding losses of (Won)12,918 million, respectively, were included in net trading revenue.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9.	Investments

Investments as of December 31, 2004 and 2005 consisted of the following:

(in millions of Won)	2004	2005
Available-for-sale securities	16,150,138	14,154,996
Held-to-maturity securities	6,167,880	10,497,936
Venture capital securities(1)	69,768	78,828
Other securities(2)	707,183	640,002

Total investments	23,094,969	25,371,762

(1)	Securities held by KB Investment Co., Ltd, a subsidiary engaged in venture capital activities.
(2)	Other securities are comprised of equity securities without readily determinable fair values or with sales restrictions exceeding one year, and investments accounted for under the equity method.

As of December 31, 2004, the amortized cost and fair value of the Bank’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

(in millions of Won)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:
Debt securities:
Korean treasury and government agencies	3,688,617	48,040	1,176	3,735,481
Corporate	801,012	22,181	5,065	818,128
Financial institutions	11,103,054	37,821	5,676	11,135,199
Foreign governments	37,756	4,850	451	42,155
Asset-backed securities	166,315	878	96	167,097

Sub-total	15,796,754	113,770	12,464	15,898,060
Marketable equity securities	224,668	27,424	14	252,078

Total available-for-sale securities	16,021,422	141,194	12,478	16,150,138

Held-to-maturity securities:
Debt securities:
Korean treasury and government agencies	4,748,442	206,180	18	4,954,604
Corporate	64,822	943	—	65,765
Financial institutions	1,241,601	4,782	39	1,246,344
Asset-backed securities	113,015	1,833	—	114,848

Total held-to-maturity securities	6,167,880	213,738	57	6,381,561

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2005, the amortized cost and fair value of the Bank’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

(in millions of Won)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:
Debt securities:
Korean treasury and government agencies	3,425,594	2,960	34,708	3,393,846
Corporate	569,207	9,318	8,332	570,193
Financial institutions	9,968,929	2,658	40,937	9,930,650
Foreign governments	17,121	1,500	—	18,621
Asset-backed securities	114,021	—	1,653	112,368
Other debt securities	1,090	—	—	1,090

Sub-total	14,095,962	16,436	85,630	14,026,768
Marketable equity securities	93,545	39,273	4,590	128,228

Total available-for-sale securities	14,189,507	55,709	90,220	14,154,996

Held-to-maturity securities:
Debt securities:
Korean treasury and government agencies	6,208,841	36,971	168,251	6,077,561
Corporate	124,917	—	4,906	120,011
Financial institutions	3,869,621	152	41,393	3,828,380
Asset-backed securities	294,557	88	4,330	290,315

Total held-to-maturity securities	10,497,936	37,211	218,880	10,316,267

The BOK and the Korea Development Bank (“KDB”) are both financial institutions owned and controlled by the Korean government. The fair value of available-for-sale debt securities from financial institutions include (Won)10,067,551 million and (Won)7,773,276 million as of December 31, 2004 and 2005, respectively, which are issued by BOK and KDB. The amortized cost of held-to-maturity debt securities from financial institutions include (Won)1,114,967 million and (Won)3,466,238 million as of December 31, 2004 and 2005, respectively, which are issued by BOK and KDB.

For the years ended December 31, 2003, 2004 and 2005, the Bank recognized impairment losses on available-for-sale securities of (Won)79,051 million, (Won)75,390 million, and (Won)22,188 million, respectively, where decreases in fair value were deemed to be other-than-temporary. No impairment losses on held-to-maturity securities were recognized for the years ended December 31, 2003, 2004 and 2005. Any deterioration in the Korean economy or in the specific circumstances of the counterparty to the security, could adversely affect the fair value of the securities held by the Bank.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the gross unrealized losses and fair value of investment securities aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004:

	December 31, 2004
	Less than 12 months		12 months or longer		Total
(in millions of Won)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Debt securities:
Korean treasury and government agencies	755,929	1,176	—	—	755,929	1,176
Corporate	111,203	5,065	—	—	111,203	5,065
Financial institutions	1,998,755	5,676	—	—	1,998,755	5,676
Foreign governments	10,136	451	—	—	10,136	451
Asset-backed securities	40,136	96	—	—	40,136	96
Marketable equity securities	2,303	14	—	—	2,303	14

Total available-for-sale securities	2,918,462	12,478	—	—	2,918,462	12,478

Held-to-maturity securities
Debt securities:
Korean treasury and government agencies	11,933	18	—	—	11,933	18
Financial institutions	271,518	39	—	—	271,518	39

Total held-to-maturity securities	283,451	57	—	—	283,451	57

Total temporary impaired securities	3,201,913	12,535	—	—	3,201,913	12,535

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the gross unrealized losses and fair value of investment securities aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005:

	December 31, 2005
	Less than 12 months		12 months or longer		Total
(in millions of Won)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Debt securities:
Korean treasury and government agencies	2,775,294	34,708	—	—	2,775,294	34,708
Corporate	266,554	8,332	—	—	266,554	8,332
Financial institutions	8,203,165	40,937	—	—	8,203,165	40,937
Foreign governments	—	—	—	—	—	—
Asset-backed securities	112,368	1,653	—	—	112,368	1,653
Marketable equity securities	10,413	4,590	—	—	10,413	4,590

Total available-for-sale securities	11,367,794	90,220	—	—	11,367,794	90,220

Held-to-maturity securities
Debt securities:
Korean treasury and government agencies	4,027,071	168,251	—	—	4,027,071	168,251
Corporate	114,946	4,906	—	—	114,946	4,906
Financial institutions	3,368,240	41,393	—	—	3,368,240	41,393
Asset-backed securities	180,604	4,330	—	—	180,604	4,330

Total held-to-maturity securities	7,690,861	218,880	—	—	7,690,861	218,880

Total temporary impaired securities	19,058,655	309,100	—	—	19,058,655	309,100

As of December 31, 2004 and 2005, the cost of approximately 457 and 1,238 debt and equity securities exceeded their fair value by (Won)12,535 million and (Won)309,100 million, respectively. The unrealized losses on these securities are not considered to be other-than temporary because the unrealized losses resulted mainly from changes in the current market conditions and do not affect the expected cash flows of the underlying collateral or issuer. The Bank has the ability to hold these securities for a period of time sufficient to recover from the unrealized losses. Accordingly, the Bank’s management has determined that the decline in fair value of the above investment securities is considered temporary in nature.

For the years ended December 31, 2003, 2004 and 2005, the Bank recognized net losses on venture capital securities and other investments of (Won)19,810 million and a net gain of (Won)15,677 million and (Won)15,010 million, respectively.

For the years ended December 31, 2003, 2004 and 2005, proceeds from sales of available-for-sale securities amounted to (Won)34,817,351 million, (Won)15,952,866 million and (Won)12,926,567 million, respectively. Gross realized gains amounted to (Won)577,751 million, (Won)173,180 million and (Won)154,671 million, and gross realized losses amounted to (Won)79,645 million, (Won)58,400 million and (Won)84,630 million for the years ended December 31, 2003, 2004 and 2005, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The expected maturity distribution of the amortized cost and estimated fair value of the Bank’s available-for-sale and held-to-maturity debt securities at December 31, 2005 by contractual maturity are shown in the table below. The actual maturities may differ from the expected maturities or contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale debt securities		Held-to-maturity debt securities
(in millions of Won)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	7,423,655	7,407,998	2,600,268	2,596,492
Due after one year through five years	6,481,098	6,428,808	6,572,470	6,457,312
Due after five years through ten years	102,841	99,680	1,259,037	1,195,982
Due after ten years	1,561	1,542	—	—
Securities not due at a single maturity date	86,807	88,740	66,161	66,481

Total	14,095,962	14,026,768	10,497,936	10,316,267

10.	Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, which addressed consolidation by business enterprises where equity investors did not bear the residual economic risks and rewards. These entities were commonly referred to as “special purpose entities” (“SPEs”) although non-SPE entities were also subject to this interpretation. The underlying principle of FIN No. 46 is that if a business enterprise had the majority financial interest in an entity, which was defined in the guidance as a VIE, the assets, liabilities and results of the activities of the VIE should be included in the consolidated financial statements with those of the business enterprise. In December 2003, the FASB issued FIN No. 46(R), which clarifies and interprets certain provisions of FIN No. 46 without changing the basic accounting model in FIN No.46.

In the normal course of its business, the Bank is a party to various entities which may be deemed to be variable interest entities such as asset-backed securitizations of non-performing loans, various investment funds, guaranteed trusts and SPEs created for structured financing. The Bank also, in the ordinary course of its business, has involvements in certain VIEs through various types of interests, including investments in subordinated debt, the right to receive fees for acting as an asset manager or a business trustee, and the right to receive fees for providing liquidity facilities.

In connection with the adoption of FIN No. 46(R), the Bank has consolidated all VIEs for which the Bank was determined to be the primary beneficiary. The following table represents the carrying amount of assets held by VIEs as of December 31, 2004 and 2005, which have been consolidated by the Bank.

(in millions of Won)	2004	2005
Investments	7,376,429	2,915,603
Loans (net of allowance for loan losses of (Won)775,582 million and (Won)1,018,506 million as of December 31, 2004 and 2005, respectively)	3,119,002	2,276,978
Other assets	1,438,004	1,258,561

Total	11,933,435	6,451,142

The total assets consolidated by the Bank at December 31, 2004 and 2005 includes (Won)6,572,071 million and (Won)4,367,377 million, respectively, of structured transactions where the Bank packages and securitizes assets,

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Won)5,278,593 million and (Won)2,028,427 million, respectively, related to investment trusts that hold investments on behalf of the Bank, and (Won)82,771 million and (Won)55,338 million, respectively, related to Guaranteed Fixed Rate Money Trusts constructed by the Bank.

In connection with the adoption of FIN No. 46(R), the Bank consolidated its Guaranteed Fixed Rate Money Trusts because the Bank was deemed to be the primary beneficiary. These trusts were constructed by the Bank and the Bank would absorb the majority of the expected losses of the trusts by providing a guarantee of the principal and a fixed rate of return on the principal amount invested. The Bank did not consolidate its Guaranteed Principal Money Trusts or performance based trusts because the Bank is not the primary beneficiary.

FIN No. 46(R) also requires disclosure of significant variable interests the company has in VIEs where it is not the primary beneficiary and thus not required to consolidate. The Bank has significant involvement with VIEs that it will not likely consolidate because it is not considered the primary beneficiary. These SPEs are structured by other third parties. In all cases, the Bank does not absorb the majority of the entities’ losses nor does it receive a majority of the entities’ expected residual returns. These entities facilitate client transactions, and the Bank provides the entities with administration services and liquidity. The transactions with the entities are conducted at arm’s length, and individual credit decisions are based on the analysis of the specific SPE, taking into consideration the quality of the underlying assets. The Bank records and reports these transactions with the SPEs similar to any other third party transactions. All liquidity facilities provided to these entities are included in the Bank’s credit-related commitments described in more detail in Note 32.

The following table presents, by type of VIE, the total assets and maximum exposures to loss as a result of the involvement in significant VIEs, which have not been consolidated at December 31, 2004 and 2005.

	2004		2005
(in millions of Won)	Total assets	Maximum exposure(1)	Total assets	Maximum exposure(1)
Asset-backed securitization of non-performing loans	1,091,776	12,267	1,896,570	12,280
SPEs created for structured financing	128,223,601	2,858,795	149,503,685	3,629,029
Liquidity providing to SPEs	10,474,033	4,312,200	5,407,914	3,822,600
Investment trusts	3,233,059	3,108,275	3,299,418	3,188,429

Total	143,022,469	10,291,537	160,107,587	10,652,338

(1)	Represents the carrying amount of equity interests and debt interests held by the Bank or guarantees provided by the Bank as of December 31, 2004 and 2005.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.	Loans

The composition of the loan portfolio as of December 31, 2004 and 2005 was as follows:

(in millions of Won)	2004	2005
Domestic
Commercial:
Commercial and industrial(1)	38,427,249	39,635,687
Construction loans	4,459,316	5,025,637
Other commercial(2)	770,875	1,495,747
Consumer:
Mortgage and home equity	57,964,483	59,143,293
Credit cards	9,421,196	8,369,211
Other consumer(3)	25,962,639	23,113,973
Foreign	1,118,494	1,228,988

Gross loans(4)(5)(6)	138,124,252	138,012,536
Deferred origination costs, net	131,458	138,956
Less: Allowance for loan losses	(4,461,435)	(3,212,012)

Total loans, net	133,794,275	134,939,480

(1)	Commercial and industrial loans include (Won)334,561 million and (Won)222,126 million of loans to the Korean government and government related agencies as of December 31, 2004 and 2005, respectively.
(2)	Other commercial loans include bills bought in foreign currency and overdrafts.
(3)	Other consumer loans include personal overdrafts and loans with principal due at maturity.
(4)	Total loans on non-accrual status amounted to (Won)9,565,372 million and (Won)5,706,927 million as of December 31, 2004 and 2005, respectively.
(5)	The total investment in loans past due one day or more still accruing interest amounted to (Won)1,110,309 million and (Won)1,309,314 million as of December 31, 2004 and 2005, respectively.
(6)	Total pledged loans amounted to (Won)2,954,351 million and (Won)1,665,538 million as of December 31, 2004 and 2005, respectively (See Note 32).

For the years ended December 31, 2003, 2004 and 2005, the Bank received convertible debt securities having a fair market value of (Won)809 million, (Won)0, and (Won)0, respectively, and equity securities having a fair market value of (Won)33,415 million, (Won)174,168 million and (Won)52,665 million, respectively, through the restructuring of 27, 16 and 16 loans having an aggregate book value of (Won)152,870 million, (Won)502,341 million and (Won)134,394 million, respectively. The Bank recognized aggregate charge-offs of (Won)118,646 million, (Won)328,173 million and (Won)81,952 million in 2003, 2004 and 2005, respectively, related to these transactions.

Korea Housing Financing Corporation (“KHFC”), a government owned entity, which was established on March 1, 2004 in accordance with the Korea Housing Finance Corporation Act, has developed a new mortgage loan sale scheme to provide opportunity for long-term investment and to stimulate the domestic housing market. Under the new scheme, the Bank entered into a mortgage loan sale and servicing agreement with KHFC, and underwrites mortgage loans at fixed interest rates and transfers them to KHFC within a short period of time after origination. These loans are written with the intention of transfer to KHFC and have an average contractual maturity of 20 years. These loans are transferred at their carrying value and the Bank retains no risk, but retains various servicing responsibilities with regard to the collection and administration of the loans, as well as servicing rights, and receives servicing fees in return.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Bank sold mortgage loans with an aggregate principal balance of (Won)256,524 million and (Won)336,098 million to KHFC and recognized (Won)343 million and (Won)2,738 million of servicing fee income for the years ended December 31, 2004 and 2005, respectively. In relation to these transactions, the Bank recorded loans held for sale as of December 31, 2004 and 2005 amounting to (Won)26,185 million and (Won)19,113 million, respectively.

The following table sets forth information on the Bank’s impaired loans as of December 31, 2003, 2004 and 2005. Impaired loans are those on which the Bank believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan.

(in millions of Won)	2003	2004	2005
Impaired loans with an allowance	4,515,254	3,685,306	3,231,343
Impaired loans without an allowance	341,007	158,116	139,637

Total impaired loans	4,856,261	3,843,422	3,370,980

Allowance for impaired loans	1,377,421	1,472,019	1,530,909
Average balance of impaired loans during the year	5,030,902	5,156,846	4,119,600
Interest income recognized on impaired loans during the year(1)(2)	282,796	256,604	194,310

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of (Won)137,617 million, (Won)163,258 million and (Won)126,877 million would have been recorded in 2003, 2004 and 2005, respectively.
(2)	Of these amounts, (Won)117,670 million, (Won)110,216 million and (Won)50,523 million as of December 31, 2003, 2004 and 2005, respectively, relate to troubled debt restructurings.

The net carrying amount of foreclosed assets amounted to (Won)239 million and (Won)353 million as of December 31, 2004 and 2005, respectively, and are included in “Other Assets” (See Note 13).

As discussed in Note 1, adverse economic conditions in the Korean economy may continue to have a negative effect on debtors of the Bank. The Bank owns investment securities of, and has loans outstanding to, a number of Korean companies that have experienced financial difficulties. The ultimate collectibility of these amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential continuation of adverse trends or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the reserves for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Bank’s consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The table below summarizes the changes in the allowance for credit losses for the years ended December 31:

	2003			2004
(in millions of Won)	Loans	Off-balance sheet credit instruments(1)	Total	Loans	Off-balance sheet credit instruments(1)	Total
Allowance at January 1,	5,195,205	81,233	5,276,438	5,771,951	56,830	5,828,781
Provision for (reversal of) credit losses	7,192,057	(24,403)	7,167,654	3,859,917	1,517	3,861,434
Allowance relating to loans reacquired from KAMCO (Note 4)	5,325	—	5,325	—	—	—
Allowance relating to newly consolidated entity	—	—	—	9,239	—	9,239
Charge-offs	(7,276,745)	—	(7,276,745)	(5,913,519)	—	(5,913,519)
Recoveries	656,109	—	656,109	728,176	—	728,176
Other	—	—	—	5,671	—	5,671

Allowance at December 31,	5,771,951	56,830	5,828,781	4,461,435	58,347	4,519,782

	2005
(in millions of Won)	Loans	Off-balance sheet credit instruments(1)	Total
Allowance at January 1,	4,461,435	58,347	4,519,782
Provisions for credit losses	432,688	180,417	613,105
Charge-offs	(2,257,431)	—	(2,257,431)
Recoveries	575,682	—	575,682
Other	(362)	—	(362)

Allowance at December 31,	3,212,012	238,764	3,450,776

(1)	The allowance for off-balance sheet credit instruments is included in “Other liabilities”.

12.	Premises and Equipment

Premises and equipment, net as of December 31, 2004 and 2005 consisted of the following:

(in millions of Won)	2004	2005
Land	520,418	513,036
Buildings	897,715	913,704
Equipment and furniture	1,393,144	1,427,031
Leasehold improvements	175,124	191,778
Construction in progress	1,242	155

Total	2,987,643	3,045,704
Less: Accumulated depreciation	(1,351,034)	(1,529,317)

Premises and equipment, net	1,636,609	1,516,387

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Bank incurred depreciation expense on its buildings, equipment and furniture, leasehold improvements and operating lease assets of (Won)404,178 million, (Won)322,717 million and (Won)256,741 million for the years ended December 31, 2003, 2004 and 2005, respectively.

13.	Other Assets

Other assets as of December 31, 2004 and 2005 consisted of the following:

(in millions of Won)	2004	2005
Accounts receivable	52,075	90,031
Payments in advance	34,510	14,062
Deferred tax assets, net	656,598	630,002
Prepaid expenses	35,260	45,430
Prepaid income tax	185,681	983
Foreclosed assets, net(1)	239	353
Loans held-for-sale	26,185	19,113
Others	65,355	68,101

Total	1,055,903	868,075

(1)	Net of valuation reserve of (Won)253 million and (Won)230 million as of December 31, 2004 and 2005, respectively.

14.	Goodwill and Other Intangible Assets

The following table presents goodwill as of December 31, 2004 and 2005 allocated to each of the Bank’s business segments, as defined in Note 36:

(in millions of Won)	2004	2005
Corporate Banking	145,985	145,985
Credit Card Operation	248,472	248,472
Other	27,533	—

Total	421,990	394,457

The goodwill allocated to the “Other” business segment in 2004 was generated from the acquisition of the assets and liabilities of Hanil Life Insurance. On April 8, 2004, the Bank entered into an acquisition agreement with Korea Deposit Insurance Corporation (“KDIC”) and Hanil Life Insurance, to acquire certain assets and liabilities of Hanil Life Insurance. On April 29, 2004, the Bank established KB life, a new wholly owned subsidiary, to engage in insurance business and acquired the assets and liabilities of Hanil Life Insurance. This acquisition resulted in the recognition of (Won)27,533 million of goodwill in 2004 based on the purchase method of accounting.

On September 1, 2004, the Bank and KB Life entered into a Joint Venture Agreement (“JV Agreement”) with ING Insurance International B. V. (“ING”), whereby ING would acquire a 49% equity interest in KB Life from the Bank for cash consideration of (Won)14.8 billion, and the Bank and ING agreed to operate KB Life as a Joint Venture Enterprise, subject to certain regulatory approvals. The prerequisite regulatory approvals were obtained on January 25, 2005 and the JV Agreement was consummated on January 27, 2005. Since ING has the substantive participating rights related to most of matters of ordinary course of

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

business in accordance with EITF No. 96-16, “Investor’s Accounting for an Investee. When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, KB Life was deconsolidated from the Bank in 2005, which resulted in the decrease of goodwill allocated to the “Other” business segment.

There was no goodwill impairment charges recorded for the years ended December 31, 2003, 2004 and 2005.

There were no indefinite-lived intangible assets for any of the periods presented. Other intangible assets, which are subject to amortization, primarily include core deposit and credit card relationship intangibles, as well as capitalized software costs. The gross carrying amount and accumulated amortization related to other intangibles assets as of December 31, 2004 and 2005 are presented below.

	December 31, 2004			December 31, 2005
(in millions of Won)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Core deposit intangible	403,773	(221,571)	182,202	403,773	(275,393)	128,380
Credit card relationship intangible(1)	133,844	(95,603)	38,241	133,844	(117,098)	16,746
Credit card relationship intangible(2)	75,000	(18,075)	56,925	75,000	(30,000)	45,000
Capitalized software costs	64,925	(47,060)	17,865	64,925	(57,672)	7,253
Other	25,606	(12,958)	12,648	37,687	(17,794)	19,893

Total	703,148	(395,267)	307,881	715,229	(497,957)	217,272

(1)	Recognized with respect to the merger of H&CB
(2)	Recognized with respect to the merger of KCC

The aggregate amortization expenses of other intangible assets in 2003, 2004 and 2005 were (Won)121,716 million, (Won)117,907 million and (Won)95,872 million, respectively, and are included in “Depreciation and amortization expense” in the consolidated statements of operations. The amortization expense related to other intangible assets for the remaining useful lives are expected to be (Won)84,140 million, (Won)56,416 million, (Won)37,650 million, (Won)24,614 million and (Won)4,818 million for 2006, 2007, 2008, 2009 and 2010, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15.	Deposits

Deposits as of December 31, 2004 and 2005 were as follows:

(in millions of Won)	2004	2005	Weighted Average Rate Paid for 2005
Interest-bearing deposits:
Interest-bearing demand deposits	622,828	757,958	1.14%
Savings deposits	37,329,035	42,951,104	0.57%
Certificate of deposit accounts	4,908,950	5,389,543	3.69%
Other time deposits	68,770,711	63,011,636	3.61%
Mutual installment deposits	11,571,895	9,676,806	3.61%

Total interest bearing deposits	123,203,419	121,787,047	2.63%
Non-interest-bearing deposits:
Demand deposits	3,017,436	3,911,526

Total deposits	126,220,855	125,698,573	2.57%

Mutual installment deposits are interest-bearing accounts offered by the Bank which enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Bank. Prior to qualifying for a loan, a customer must make a required monthly deposit to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from the Bank, but the loan amount and terms are not as favorable as those associated with a loan request made after completing the deposit contract term.

Deposits with consolidated Guaranteed Fixed Rate Money Trusts, which were (Won)337 million and (Won)331 million as of December 31, 2004 and 2005, respectively, are included in interest bearing deposits.

The scheduled contractual maturities of certificate of deposits, other time deposits and mutual installment deposits as of December 31, 2005 were as follows:

(in millions of Won)
2006	67,636,828
2007	5,653,939
2008	2,151,054
2009	175,221
2010	206,651
Thereafter	2,254,292

Total	78,077,985

The KDIC provides deposit insurance up to a total of (Won)50 million per depositor in each bank pursuant to the Depositor Protection Act for deposits maturing after January 1, 2001, regardless of the placement date of the deposit. For the insurance covered by KDIC, the Bank pays a premium of 0.2% of the average deposits which amounted to (Won)229,290 million, (Won)231,285 million and (Won)221,797 million in 2003, 2004 and 2005, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16.	Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2004 and 2005 is presented below.

	2004		2005
(in millions of Won)	Outstanding Balance	Weighted Average Interest Rate	Outstanding Balance	Weighted Average Interest Rate
Kookmin Bank
Borrowings from the Bank of Korea	922,151	2.41%	646,850	2.00%
Borrowings in foreign currencies	577,199	1.28%	1,574,877	3.41%
Borrowings from trust account managed by the Bank	787,764	3.48%	1,050,915	3.05%
Debentures in Won	7,008,452	4.13%	2,545,422	3.92%
Other borrowings	218,852	1.24%	296,722	4.93%

Subtotal	9,514,418	3.67%	6,114,786	3.61%

Subsidiaries
Borrowings from other financial institutions	—	—	3,019	0.99%

Total other borrowed funds	9,514,418	3.67%	6,117,805	3.54%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year.

17.	Secured Borrowings

The Bank transferred certain non-performing loans and investment securities to SPEs, which in turn issued beneficial interests collateralized by such loans. In addition, KCC, one of the Bank’s majority-owned subsidiaries, had transferred credit card loans and revolving assets to a SPE prior to its merger with the Bank. In accordance with SFAS No. 140, these transactions have been accounted for as secured borrowings. As a result, the loans and securities collateralizing these borrowings are included in “Loans” and “Available-for-sale securities” or “Held-to-maturity securities,” respectively, and the beneficial interests issued by the SPEs, which pay interest at rates of 3.62% to 6.50% per annum as of December 31, 2005, are included in “Secured borrowings.”

In addition, the Bank has sold securities under repurchase agreement having maturities in excess of 90 days but less than 1 year, which are also classified as secured borrowings. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The components of the secured borrowings and related collateral as of December 31, 2004 were as follows:

	2004
	Maturity	Secured borrowings	Collateral
(in millions of Won)			Loans	Securities
Kookmin 6th ABS Specialty Co., Ltd. 6.39%-7.27% senior collateralized bond obligation	2004-2005	16,000	21,621	29
Kookmin Credit Card 7th ABS Specialty Co., Ltd. 6.65% senior collateralized bond obligation	2005	500,000	594,567	—
Kookmin Credit Card 8th ABS Specialty Co., Ltd. 6.13% senior collateralized bond obligation	2006	365,000	510,573	—
Kookmin Credit Card Securitization 2002-1, Ltd. 6.17% senior collateralized bond obligation	2007	260,950	536,475	—
Kookmin Credit Card 16h ABS Specialty Co., Ltd. 5.60%-6.50%, Senior collaterized bond obligation	2004-2006	49,929	46,349	16
KB 2nd ABS Specialty Co., Ltd. 4.25%-4.94% senior collaterized bond obligation	2005-2006	280,000	247,156	—
KB 3rd ABS Specialty Co., Ltd. 3.49%-3.92% senior collaterized bond obligation	2005-2006	275,000	328,162	—
FN Star 1st ABS Specialty Co., Ltd. 5.03%-5.27% senior collaterized bond obligation	2004-2005	155,000	345,418	—
FN Star 2nd ABS Specialty Co., Ltd. 5.15%-5.72% senior collaterized bond obligation	2004-2006	205,000	322,972	—
FN Star 3rd ABS Specialty Co., Ltd. 4.00%-5.03% senior collaterized bond obligation	2004-2006	287,000	1,058	20,018
FN Star 4th ABS Specialty Co., Ltd. 5.05%-5.72% senior collaterized bond obligation	2005-2007	173,000	—	—
FN Star 5th ABS Specialty Co., Ltd. 4.73%-5.66% senior collaterized bond obligation	2005-2009	82,000	—	42,998
Other 1.5%-4.1% securities sold under repurchase agreement	2004-2006	3,443,344	—	3,791,977

Gross secured borrowings		6,092,223	—	—
Plus: Premium		28,716	—	—

Total secured borrowings, net		6,120,939	2,954,351	3,855,038

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The components of the secured borrowings and related collateral as of December 31, 2005 were as follows:

	2005
			Collateral
(in millions of Won)	Maturity	Secured borrowings	Loans	Securities
Kookmin Credit Card 8th ABS Specialty Co., Ltd. 6.13% senior collateralized bond obligation	2006	365,000	540,042	—
Kookmin Credit Card Securitization 2002-1, Ltd. 6.17% senior collateralized bond obligation	2007	253,250	471,634	—
Kookmin Credit Card 16h ABS Specialty Co., Ltd. 6.50% senior collaterized bond obligation	2006	10,000	20,427	16
KB 3rd ABS Specialty Co., Ltd. 3.62%-3.92% senior collaterized bond obligation	2006	60,000	93,773	—
KB 4th ABS Specialty Co., Ltd. 3.79%-4.52% senior collaterized bond obligation	2006-2007	222,000	121,750	—
KB 5th ABS Specialty Co., Ltd. 4.49%-5.43% senior collaterized bond obligation	2006-2007	260,000	223,478	—
KB 6th ABS Specialty Co., Ltd. 4.61%-5.91% senior collaterized bond obligation	2006-2007	125,000	132,988	—
FN Star 2nd ABS Specialty Co., Ltd. 5.56%-5.72% senior collaterized bond obligation	2006	55,000	61,280	—
FN Star 3rd ABS Specialty Co., Ltd. 5.03% senior collaterized bond obligation	2006	222,000	166	—
FN Star 4th ABS Specialty Co., Ltd. 5.46%-5.72% senior collaterized bond obligation	2006-2007	78,000	—	—
FN Star 5th ABS Specialty Co., Ltd. 4.87%-5.66% senior collaterized bond obligation	2006-2009	71,000	—	27,999
Modern House 1st ABS Specialty Co., Ltd. 5.59% senior collaterized bond obligation	2006	11,939	—	30,812
Modern House 2nd ABS Specialty Co., Ltd. 5.89% senior collaterized bond obligation	2006-2007	15,207	—	30,812
Other 3.00%-4.95% securities sold under repurchase agreement	2006-2007	6,358,308	—	6,571,036

Gross secured borrowings		8,106,704	—	—
Plus: Premium		11,230	—	—

Total secured borrowings, net		8,117,934	1,665,538	6,660,675

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Secured Borrowings Maturity Schedule

The combined aggregate amount of contractual maturities of all secured borrowings as of December 31, 2005 was as follows:

(in millions of Won)
Due in 2006	7,472,155
Due in 2007	630,549
Due in 2008	—
Due in 2009	4,000
Due in 2010	—
Thereafter	—

Gross secured borrowings	8,106,704
Plus: Premium	11,230

Total secured borrowings, net	8,117,934

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18.	Long-term Debt

The following table is a summary of long-term debt (net of unamortized original issue premium) as of December 31, 2004 and 2005:

(in millions of Won)	Interest rate	Maturity	2004	2005
Senior
Kookmin Bank
Won currency
Notes payable to Ministry of Finance and Economy	2.92%-5.00%	2006-2025	229,534	202,455
Notes payable to Korea Development Bank	2.00%-4.00%	2006-2010	5,227	4,353
Notes payable to other government funds	1.00%-8.00%	2006-2020	471,224	436,497
Notes payable to Industrial Bank of Korea	3.40%-4.50%	2006-2013	158,245	115,437
Floating rate finance debentures(1)	4.29%-7.00%	2008-2015	610,000	202,180
Finance debentures	3.14% -7.80%	2006-2011	6,419,041	5,884,029
Other notes payable	1.92%- 7.00%	2006-2020	1,160,863	1,203,465

Subtotal			9,054,134	8,048,416

Foreign currency
Floating rate finance debentures(1)	0.17%-5.36%	2006-2010	171,037	529,983
Finance debentures	2.37%-4.63%	2007	533,252	509,780
Floating rate notes payable(1)	0.20%-5.16%	2006-2010	790,360	571,891
Other notes payable	0.42%-1.19%	2006-2008	40,483	116,087

Subtotal			1,535,132	1,727,741

Subsidiaries
Borrowings from other financial institutions in Won	1.10%-4.50%	2016-2027	115,294	84,943
Borrowings from other financial institutions in foreign currencies	2.68%-2.82%	2005	1,959	—
Borrowings from Small and Medium Company Promotion Fund	3.00%	2006-2007	3,908	1,320

Subtotal			121,161	86,263

Subordinated
Kookmin Bank
Won currency
Finance debentures	4.19%-15.02%	2006-2033	7,184,622	6,886,346

Gross long-term debt			17,895,049	16,748,766
Premium			4,292	2,284

Total long-term debt, net			17,899,341	16,751,050

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2005.

Long-term debt is predominately denominated in Won, US dollars and Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Inter-bank Offered Rate (“LIBOR”) and the monthly

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Public Fund Prime Rate published by the Korean government and are reset on a monthly, quarterly and semi-annual basis. The weighted-average interest rate for long-term debt was 5.62% and 5.48% as of December 31, 2004 and 2005, respectively.

Debt Maturity Schedule

The combined aggregate amount of contractual maturities of all long-term debt as of December 31, 2005 was as follows:

(in millions of Won)
Due in 2006	6,326,584
Due in 2007	2,463,148
Due in 2008	2,472,135
Due in 2009	1,596,420
Due in 2010	1,822,127
Thereafter	2,068,352

Gross long-term debt	16,748,766
Plus: Premium	2,284

Total long-term debt, net	16,751,050

19.	Other Liabilities

Other liabilities as of December 31, 2004 and 2005 were comprised of the following:

(in millions of Won)	2004	2005
Accrued severance benefits	129,291	155,890
Accrued expenses	652,660	846,841
Accounts payable	474,105	472,949
Unearned income	113,428	109,933
Tax withholdings and income tax payable	198,457	1,020,936
Guarantee deposits received	98,917	102,237
Deferred tax liabilities	4,057	2,249
Due to agencies	280,569	272,838
Allowance for losses on off-balance sheet credit instruments	58,347	238,764
Payments received on behalf of government and others	233,692	112,919
Policy reserve	156,127	—
Others	499,985	815,186

Total	2,899,635	4,150,742

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

20.	Non-interest Income

The components of non-interest income for the years ended December 31, 2003, 2004 and 2005 were as follows:

(in millions of Won)	2003	2004	2005
Trust fees, net	289,254	152,769	145,813
Other fees and commission income:
Commissions received on fund management	180,455	165,759	184,054
Commissions and fees received for brokerage and agency activities	54,695	83,682	148,675
Commissions received on credit card	1,048,719	834,666	810,706
Commissions received in remittance	38,900	29,561	23,498
Commissions received on cash dispenser service	89,181	91,539	90,337
Commissions received on letters of credit	46,022	51,149	46,605
Bancassurance fees received	23,246	117,670	133,973
Other	420,438	395,094	437,943

Subtotal	1,901,656	1,769,120	1,875,791

Net trading revenue	162,635	408,816	292,290

Net gain (loss) on investment securities:
Debt securities	69,296	368	(43,404)
Equity securities	337,688	82,994	126,257
Other	(19,810)	15,677	15,010

Subtotal	387,174	99,039	97,863

Other non-interest income:
Gain on sale of loans	2,784	542	100,710
Gain on extinguishment of debt	—	10,725	—
Insurance premiums	—	58,385	—
Other	170,306	300,005	331,543

Subtotal	173,090	369,657	432,253

Total non-interest income	2,913,809	2,799,401	2,844,010

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Non-interest Expense

The components of non-interest expense for the years ended December 31, 2003, 2004 and 2005 were as follows:

(in millions of Won)	2003	2004	2005
Salaries and employee benefits:
Salaries and other benefits	1,532,367	1,578,372	2,062,279
Provision for accrued severance benefits	124,594	123,723	130,673

Subtotal	1,656,961	1,702,095	2,192,952

Depreciation and amortization:
Depreciation on premises and equipment	404,178	322,717	256,741
Amortization of other intangible assets	121,716	117,907	95,872

Subtotal	525,894	440,624	352,613

Other administrative expenses	712,785	646,241	628,132

Credit card fees:
Commissions paid on credit card	513,722	328,653	187,031
Commissions paid on troubled credit card	7,101	3,087	746

Subtotal	520,823	331,740	187,777

Other fees and commissions:
Insurance fees on deposits to KDIC	229,290	231,285	221,797
Contribution to guarantee funds	178,094	179,922	169,431
Commissions on overdue loans	8,703	7,884	3,273
Other	107,364	118,214	130,155

Subtotal	523,451	537,305	524,656

Other non-interest expenses:
Loss on sale of loans	101,057	3,018	619
Loss on disposition of assets	35,956	18,981	4,304
Tax expenses other than income tax	117,841	105,279	99,501
Insurance expense including benefits and claims	—	57,100	—
Other	211,074	189,573	323,170

Subtotal	465,928	373,951	427,594

Total non-interest expense	4,405,842	4,031,956	4,313,724

22.	Common Stock

Capital stock

The Bank has 1,000 million authorized shares of common stock with (Won)5,000 par value, of which 336,379,116 shares were issued as of December 31, 2004 and 2005, and 306,497,907 shares and 336,161,181 shares, net of 29,881,209 shares and 217,935 shares of treasury stock, were outstanding as of December 31, 2004 and 2005, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Acquisition of minority interest in KCC: On September 30, 2003, Kookmin Bank acquired all outstanding minority interests in KCC, which represent the remaining 25.22% of KCC’s outstanding common stock. The acquisition was effected through an exchange of shares at an exchange ratio of 1:0.442983, with the stockholders of KCC receiving 8,120,431 shares of Kookmin Bank stock for 18,331,248 shares of KCC common stock exchanged.

Treasury stock

Treasury stock transactions are recorded at cost. The changes in the treasury stock of the Bank for the years ended December 31, 2003, 2004 and 2005 were as follows:

Description	Shares increase	Shares decrease	Net changes
Shares at January 1, 2003			3,026,089

2003	28,078,856	1,088,322	26,990,534
2004	—	135,414	(135,414)
2005	—	29,663,274	(29,663,274)

Shares at December 31, 2005			217,935

In 2003, the Bank repurchased a total of 28,078,856 shares and held them as treasury stock—of which (a) 27,423,761 shares were acquired from the KDIC (a Korean Government entity) at approximately (Won)43,700 per share through public bidding with an intent to sell these shares depending on certain market conditions and (b) 650,000 shares were acquired for the purpose of settlement of stock options granted under its stock-based compensation plan. The Bank reissued 88,322 shares upon the exercise of employee stock options and 1,000,000 shares under its Employee Stock Ownership Plan as discussed below.

During 2004, there was no additional increase of treasury stock; however, the Bank reissued 135,414 shares upon the exercise of employee stock options.

In 2005, the Bank sold 26,680,772 shares of treasury stock for (Won)1,215,042 million on the domestic over-the-counter market and reissued 742,989 shares of global depository receipts for (Won)33,621 million on June 16, 2005 for the purpose of improving its net capital ratios and enhancing the quality of its financial structure pursuant to a resolution of the Board of Directors on April 27, 2005.

In addition, in 2005, the Bank reissued 239,513 shares upon the exercise of employee stock options and 2,000,000 shares under Employee Stock Ownership Plan as discussed below.

Employee Stock Ownership Plan

On July 26, 2002, the Board of Directors made a resolution to establish an Employee Stock Ownership Plan (the “ESOP”) for the welfare of employees. In accordance with the ESOP, the Bank acquired 3,000,000 shares of treasury stock in 2002, and the Bank contributed 1,000,000 shares in 2003 and 2,000,000 shares in 2005, respectively, to the Employee Stock Ownership Association (the “ESOA”). The fair value of shares contributed to the ESOA amounting to (Won)42,900 million, (Won)0 and (Won)89,500 million, in 2003, 2004 and 2005, respectively, was charged to compensation expense, as the Bank does not have control over the ESOA.

All the Bank’s employees are eligible to participate in the ESOP except employees who are granted stock options under the Bank’s stock-based compensation plan. On the date of stock contribution by the Bank, the ESOA temporarily allocates shares to eligible employees and confirm allocation to the individuals after three years. These shares can be withdrawn by the employees after one year from the confirmation date.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under the ESOP, all eligible employees were required to contribute an equal number of shares to the ESOA during 2003, which can be withdrawn after one year from the contribution date. Upon retirement, disorganization or exercise of purchase option, withdrawal is permitted despite the obligatory depositing period. The dividends received by the ESOA on the shares held by them will be distributed to the employees along with distribution of shares to the employees.

Dividends

Dividends payable to the equity stockholders are based on the unappropriated retained earnings available for distribution, which is defined in Korean Commercial Law, as reported in Kookmin Bank’s unconsolidated financial statements prepared in accordance with accounting principles generally accepted in the Republic of Korea (“KGAAP”). Hence, the unappropriated retained earnings available for dividend distribution in accordance with US GAAP may, in certain years, either not be fully available or will be additionally available for distribution to the equity shareholders. Further, dividends are declared and paid in Korean Won. As of December 31, 2004 and 2005, in its KGAAP unconsolidated financial statements, Kookmin Bank has reported unappropriated retained earnings of (Won)1,257,905 million and (Won)3,325,271 million, respectively.

On March 21, 2003, a cash dividend was declared and (Won)325,233 million was paid on March 21, 2003. On March 18, 2005, the stockholders approved a cash dividend to stockholders of record as of December 31, 2004, and the cash dividend amounting to (Won)168,574 million was paid on March 23, 2005.

23.	Retained Earnings

Korean regulations required the Bank to appropriate retained earnings and the balances as of December 31, 2004 and 2005 were as follows:

(in millions of Won)	2004	2005
Appropriated retained earnings:
Legal reserve	545,740	601,340
Reserve for business rationalization	40,760	—
Reserve for financial structure improvement	—	55,600
Other statutory reserves	2,490	3,337
Unappropriated retained earnings	1,223,556	3,700,050

Total	1,812,546	4,360,327

The General Banking Act requires the Bank to appropriate as a legal reserve an amount equal to a minimum of 10% of annual net income, as reported in Kookmin Bank’s unconsolidated financial statements under generally accepted accounting principles in Korea (Korean GAAP), until such reserve equals 100% of its paid-in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Bank’s board of directors.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank is required to appropriate, as a reserve for business rationalization, amounts equal to the tax reductions arising from tax exemptions and tax credits up to December 31, 2001. Since the requirement is no longer effective the tax exemptions and tax rationalization reserve was transferred to retained earnings, pursuant to the approval at the stockholders’ meeting on March 18, 2005.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2002, the Finance Supervisory Service recommended that banks appropriate at least 10 percent of their net income after accumulated deficit to a reserve for financial structure improvement, until the simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

The Bank’s branch in Japan is required to appropriate a legal reserve of up to 10% of annual income, as reported in the Japan Branch’s financial statements under generally accepted accounting principles in Japan, until such reserve equals two billion Japanese Yen. This reserve is used only to reduce any accumulated deficit related to the branch in Japan and is recorded in “Other statutory reserves”.

24.	Components of Accumulated Other Comprehensive Income (Loss)

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2003, 2004 and 2005, the non-owner equity changes are composed of foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities, net of taxes. Below are the components of accumulated other comprehensive income (loss) and the related tax effects for the years ended December 31, 2003, 2004 and 2005.

(in millions of Won)	Foreign Currency Translation Adjustments	Net Unrealized Gains on Investment Securities	Accumulated Other Comprehensive Income (Loss), Net
Balance, January 1, 2003	(21,405)	187,049	165,644

Foreign currency translation adjustments, net of tax expense (Won)3,664 million	8,622	—	8,622
Unrealized holding losses on available-for-sale securities, net of tax benefit (Won)391 million	—	(924)	(924)
Less: Reclassification adjustment for gains included in net income, net of tax benefit (Won)47,385 million	—	(112,162)	(112,162)

Current period change	8,622	(113,086)	(104,464)

Balance, December 31, 2003	(12,783)	73,963	61,180
Foreign currency translation adjustments, net of tax benefit (Won)5,343 million	(15,539)	—	(15,539)
Unrealized holding gains on available-for-sale securities, net of tax expense (Won)22,842 million	—	68,192	68,192
Less: Reclassification adjustment for gains included in net income, net of tax benefit (Won)1,653 million	—	(3,913)	(3,913)

Current period change	(15,539)	64,279	48,740

Balance, December 31, 2004	(28,322)	138,242	109,920
Foreign currency translation adjustments, net of tax benefit (Won)4,216 million	(11,116)	—	(11,116)
Unrealized holding losses on available-for-sale securities, net of tax benefit (Won)35,722 million	—	(97,208)	(97,208)
Less: Reclassification adjustment for gains included in net income, net of tax benefit (Won)22,056 million	—	(58,147)	(58,147)

Current period change	(11,116)	(155,355)	(166,471)

Balance, December 31, 2005	(39,438)	(17,113)	(56,551)

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

25.	Regulatory Requirements

In conformity with the Financial Supervisory Service (“FSS”) and the Basel Committee on Banking Regulations and Supervisory Practice guidelines, the Bank applied risk-adjusted capital ratios to evaluate its capital adequacy. The capital adequacy guidelines adopt the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements (“BIS”) and involve quantitative credit measures of the assets and certain off-balance-sheet items.

Total capital consists of two tiers of capital. Tier 1 Capital includes common stockholders’ equity, retained profits, legal reserves, and minority interests, less intangible assets and other adjustments. Tier 2 Capital consists of the allowance for credit losses up to 1.25 percent of risk-weighted assets, limited amounts of subordinated debt and other adjustments. Under the capital adequacy guidelines, banking institutions with international operations are required to maintain a minimum 8% total risk-based capital ratio, the ratio of total risk-adjusted capital divided by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%.

The capital ratios are calculated based on the Bank’s consolidated balance sheets prepared in accordance with KGAAP which may vary in certain significant respects from US GAAP. In the event the Bank does not maintain a consolidated capital adequacy ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio of the Bank. Management of the Bank believes that the Bank met all capital adequacy requirements to which it is subject as of December 31, 2004 and 2005. However, events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy could adversely affect future earnings and consequently, the Bank’s ability to meet its future capital requirements.

The following capital ratios are calculated in accordance with and as defined by the FSS guideline, which is materially consistent with BIS guidelines and the Bank’s consolidated financial statements prepared in accordance with KGAAP which may vary in certain significant respects from US GAAP as of December 31:

(in millions of Won, except capital ratios)	2004	2005
Tier 1 capital	8,076,519	11,707,567
Tier 2 capital	5,900,797	4,788,643
Less : Investment in non-consolidated equity investees, and others(1)	(642,785)	(813,675)

Total risk-adjusted capital	13,334,531	15,682,535

Risk-Weighted Assets
On-balance sheet assets	115,969,225	115,203,838
Off-balance sheet assets	3,970,163	5,402,481

Total risk-weighted assets	119,939,388	120,606,319

Total assets(2)	281,474,269	365,551,063
Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	6.73	9.71
Tier 2 capital ratio (%)	4.92	3.97

Capital adequacy ratio (%)	11.12	13.00

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Equity investees engaged in banking and financial activities of which the Bank owns more than 15% and subordinated notes from securitization are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.
(2)	Total assets include off-balance sheet assets.

In addition to the existing capital ratio calculations, all banks in Korea, with certain exceptions, are required to report to the FSS an alternative set of capital ratios, taking into account market risk from equity securities, foreign exchange and derivative instruments. The Bank is subject to these regulatory reporting requirements, which are covered under the same existing minimum capital adequacy ratios.

Capital ratios of the Bank in accordance with these regulatory reporting requirements and the Bank’s consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from US GAAP as of December 31, 2004 and 2005 were as follows:

(in millions of Won, except capital ratios)	2004	2005
Tier 1 capital	8,076,519	11,707,567
Tier 2 capital(1)	5,258,012	3,974,968

Total risk-adjusted capital	13,334,531	15,682,535

Risk-Weighted Assets
Risk-weighted assets for credit risk	119,433,885	119,481,026
Risk-weighted assets for market risk	1,647,850	1,591,650

Total risk-weighted assets	121,081,735	121,072,676

Total assets(2)	281,474,269	365,551,063
Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	6.67	9.67
Tier 2 capital ratio (%)	4.34	3.28

Capital adequacy ratio (%)	11.01	12.95

(1)	Equity investees engaged in banking and financial activities of which the Bank owns more than 15% are deducted from directly Tier 2, pursuant to the guidelines of the FSS.
(2)	Total assets include off-balance sheet items.

26.	Income Tax

The components of income tax expense (benefit) for the years ended December 31, 2003, 2004 and 2005 were as follows:

	For the years ended December 31,
(in millions of Won)	2003	2004	2005
National tax:
Current	158,880	179,874	920,655
Deferred	(492,567)	227,240	79,090

Total national income tax expense (benefit)	(333,687)	407,114	999,745
Local tax:
Current	15,888	17,987	92,066
Deferred	(49,257)	22,724	7,909

Total local income tax expense (benefit)	(33,369)	40,711	99,975

Total income tax expense (benefit)	(367,056)	447,825	1,099,720

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities and foreign currency translation. The tax effects of these items are recorded directly in stockholders’ equity.

Income tax is calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Income tax on the operating profit differs from the theoretical amount that would arise at the statutory tax rate of the home country of the parent as follows:

(in millions of Won)	2003	2004	2005
Income (loss) from continuing operations for the years ended December 31,	(1,366,229)	1,482,103	3,818,622

Statutory tax rates	29.7%	29.7%	27.5%

Prima facie tax calculated at a statutory tax rate	(405,770)	440,185	1,050,121
Income not assessable for tax purposes	(3,809)	(4,666)	(13,904)
Expenses not deductible for tax purposes	3,101	5,599	74,694
Taxation on outside basis	57,928	6,220	2,367
Adjustment for overseas tax rates	(5,158)	4,125	(1,614)
Change in statutory tax rate	30,655	12,784	—
Increase (decrease) in valuation allowance	(237,734)	(20,980)	(9,515)
Tax for prior years	198,759	3,279	1,429
Others	(5,028)	1,279	(3,858)

Income tax expense (benefit)	(367,056)	447,825	1,099,720

Effective from January 1, 2005, the applicable statutory tax rate has been changed from 29.7% to 27.5%.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets(“DTA”) and deferred income tax liabilities (“DTL”) as of December 31, 2004 and 2005 were as follows:

(in millions of Won)	2004	2005
Deferred income tax assets:
Allowance for loan losses	227,220	—
Other liabilities	64,667	142,612
Valuation of trading assets	—	2,965
Valuation of investments	483,378	597,552
Valuation of available-for-sale securities	—	5,341
Premises and equipment	115,527	177,123
Long-term debt	17,291	10,552
Other temporary differences	119,509	18,331
Net operating loss	37,714	50,257

Total gross deferred income tax asset	1,065,306	1,004,733

Less: Valuation allowance	(121,730)	(123,625)

Deferred income tax asset	943,576	881,108

Deferred income tax liabilities:
Allowance for loan losses	—	39,109
Valuation of trading assets	2,117	—
Valuation of available-for-sale securities	52,437	—
Accrued interest and dividend receivable	125,277	153,778
Other assets	8,086	33,168
Other temporary differences	103,118	27,300

Total gross deferred income tax liabilities	291,035	253,355

Net deferred income tax assets, including other comprehensive income (“OCI”) related DTL	652,541	627,753

Less: OCI related DTL	(41,911)	20,300

Net deferred income tax assets, excluding OCI related DTL	694,452	607,453

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether certain subsidiaries will generate sufficient profits to offset their tax losses in 2004 and 2005. Accordingly, a valuation allowance totaling (Won)121,730 million and (Won)123,625 million as of December 2004 and 2005, respectively, was recognized for deferred income tax assets related to net operating loss carryforwards (“NOLs”) and temporary differences that may not be realized. The increase of the valuation allowance in 2005 was principally due to the increase of temporary differences.

As of December 31, 2005, the Bank, including its subsidiaries had (Won)187,922 million of NOLs. These losses are expected to expire in the periods ranging from 2006 to 2010.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

27.	Earnings Per Share (“EPS”)

The following table is a summary of the computation of earnings per share for the years ended December 31:

(in millions of Won, except share data)	2003	2004	2005
Net income (loss) from continuing operations	(947,036)	1,031,750	2,716,197
Net income (loss) available to common stockholders for basic EPS	(947,036)	1,031,750	2,716,197
Effect of dilutive securities	—	—	—

Net income (loss) available to common stockholders for diluted EPS	(947,036)	1,031,750	2,716,197
Weighted average common shares outstanding applicable to basic EPS (in thousands)	326,000	306,432	322,786
Dilutive effect of stock options	—	218	162

Adjusted weighted average common shares outstanding applicable to diluted EPS (in thousands)	326,000	306,650	322,948

Net income (loss) per common share—basic:	(2,905)	3,367	8,415

Net income (loss) per common share—diluted:	(2,905)	3,365	8,411

Stock options excluded from the computation of diluted earnings per share, due to their anti-dilutive effect, totaled 2,048,554 and 2,155,131 and 2,094,986 in 2003, 2004 and 2005, respectively.

28.	Employee Severance Plan

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

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Severance plan payments include the amount for such withdrawal. Total interim severance payments made by the Bank were (Won)3,002 million, (Won)12,401 million and (Won)10,768 million in 2003, 2004 and 2005, respectively.

In addition to regular termination benefits, the Bank paid special termination benefits of (Won)0, (Won)50,029 million and (Won)255,615 million to 0, 459, and 2,198 employees who accepted early retirement for the years ended December 31, 2003, 2004 and 2005, respectively.

The Bank accrued severance benefits of (Won)124,594 million, (Won)123,723 million and (Won)130,673 million for the years ended December 31, 2003, 2004 and 2005, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Accrued employee severance plan obligations included in “Other liabilities” as of December 31 were as follows:

(in millions of Won)	2004	2005
Balance at beginning of the year	241,076	327,239
Severance benefit	123,723	130,673
Plan payments	(37,560)	(60,882)

	327,239	397,030
Less: Balance of payments remaining with National Pension Fund and Severance Insurance Deposit	(197,948)	(241,140)

Balance at end of the year	129,291	155,890

The Bank expects to pay the following future benefits to its employees upon their normal retirement age of 58:

(in millions of Won)
2006	250
2007	259
2008	797
2009	1,481
2010	4,234
2011 - 2015	85,530

The above amounts have been determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Bank before their normal retirement age.

29.	Employee Stock Option Plan

Employee stock-based compensation plan of Kookmin Bank

In 2003, the Bank granted 350,000 options, of which (i) 180,000 and 30,000 options are performance based and have an exercise price of (Won)35,500 and (Won)40,500 per option and (ii) 140,000 options are subject to service requirements and their exercise price is indexed to the bank industrial index, with a minimum exercise price of (Won)35,500 per option. In addition to the above, in 2003, the Bank granted 32,136 replacement options at a weighted-average exercise price of (Won)89,432 per option to Kookmin Credit Card stock option holders in connection with the merger of Kookmin Credit Card with the Bank.

In 2004, the Bank granted 815,000 options, of which (i) 85,000 and 10,000 options are performance based and have an exercise price of (Won)46,100 and (Won)47,200, respectively, per option and (ii) 700,000 and 20,000 options are subject to service requirements and their exercise price is indexed to the bank industrial index, with a minimum exercise price of (Won)37,600 and (Won)47,200, respectively, per option.

In 2005, the Bank granted 990,000 options, of which (i) 765,000, 15,000, 30,000 and 15,000 options are performance based and have an exercise price of (Won)46,800 and (Won)45,700 and (Won)49,200 and (Won)53,000, respectively, per option, and (ii) 165,000 options are subject to service requirements and their exercise price is indexed to the bank industrial index, with a minimum exercise price of (Won)46,800 per option.

Generally, the options granted (a) are subject to either service or performance based requirements and (b) have either a fixed exercise price or an exercise price that is indexed to the bank industrial index. The options granted vest three years from the date of grant. However, if an employee resigns or ceases to be

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

employed by the Bank prior to three years from the grant date, the options vest in proportion to the number of days’ service from the grant date. The exercise period ranges from 2 years to 7 years post completion of the three-year vesting period.

For options granted under all of the above plans, the Bank can choose to settle the vested stock options either by a) issuing new shares, b) payment using treasury shares or c) cash—equivalent to the difference between the market price and the exercise price. The market price is determined by the arithmetic average of the weighted average of every closing price for two months, one month and one week immediately preceding the exercise of the option, published by Korea Exchange. Prior to August 23, 2005, the Bank intended to settle options exercised by issuing treasury shares. Effective August 23, 2005, the Bank has changed its intention of the settlement method from issuing treasury shares to cash settlement. As a result of the change, the Bank reclassified previously recorded additional paid-in capital into liabilities to reflect the change in intrinsic value of the options.

The following table summarizes the information about stock option activity under the Bank’s stock-based compensation plans for the years ended December 31, 2003, 2004 and 2005:

	2003		2004		2005
	Number of Stock Options	Weighted average exercise price (Won)	Number of Stock Options	Weighted average exercise price (Won)	Number of Stock Options	Weighted average exercise price (Won)
Outstanding, beginning of year	1,941,231	43,540	2,048,554	43,910	2,532,054	43,412
Granted	382,136 (1)	42,516	815,000	38,840	990,000	49,200
Exercised	(91,283)	9,808	(135,414)	23,919	(239,513)	30,731
Forfeited	(183,530)	54,057	(196,086)	43,070	(72,747)	43,056

Outstanding, end of year	2,048,554	43,910	2,532,054	43,412	3,209,794	49,172

Exercisable at year-end	303,028	25,459	1,120,219	42,847	1,256,161	49,450

(1)	Includes 32,136 replacement options at a weighted-average exercise price of (Won)89,432 in relation to the merger of KCC.

The weighted-average fair value at grant date of options granted for the years ended December 31, 2003, 2004 and 2005 were (Won)17,069, (Won)12,199 and (Won)14,281, respectively.

Prior to January 1, 2003, the Bank accounted for stock-based employee compensation plans using the intrinsic-value method in accordance with APB No. 25 and related Interpretations. Effective January 1, 2003, the Bank adopted the fair value recognition provisions of SFAS No. 123 and selected the modified prospective method of adoption under the provisions of SFAS No. 148. Refer to Note 1 for further description of these accounting standards. The fair values of stock options calculated using Black Sholes Model are based on the following weighted-average assumptions that were determined at the grant date for the years ended December 31, 2003, 3004, and 2005.

For options granted during	2003	2004	2005
Expected annual dividend yield	1.81%	1.06%	1.25%
Expected volatility	53.01%	43.94%	44.62%
Risk-free interest rate	4.96%	3.72%	3.95%
Expected option life	5.5 years	3.0 years	3.0 years

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the information about stock options outstanding as of December 31, 2005:

	Options outstanding				Options exercisable
Exercise Price (Won)	Number of Stock Options	Weighted Average Remaining Contractual Life(1)	Weighted Average Exercise Price (Won)	Weighted Average Fair Value at Grant Date (Won)	Number of Stock Options	Weighted Average Exercise Price (Won)
25,100	36,726	1.23	25,100	28,801	36,726	25,100
27,600	60,754	0.16	27,600	25,514	60,754	27,600
28,027	133,695	3.21	28,027	16,691	133,695	28,027
35,500	153,003	5.22	35,500	17,442	—	—
37,600	700,000	6.84	37,600	11,718	—
40,500	5,091	5.66	40,500	19,236	—	—
45,700	15,000	7.33	45,700	13,180	—	—
46,100	75,539	6.11	46,100	15,456	—	—
46,800	930,000	7.22	46,800	14,598	—	—
47,200	30,000	6.23	47,200	14,199	—	—
49,200	30,000	7.56	49,200	15,674	—	—
51,200	650,000	3.88	51,200	19,149	650,000	51,200
53,000	15,000	7.65	53,000	18,132	—	—
57,100	318,951	4.22	57,100	29,728	318,951	57,100
58,800	23,899	4.57	58,800	24,375	23,899	58,800
71,538	22,146	5.22	71,538	16,758	22,146	71,538
129,100	9,990	5.24	129,100	28,295	9,990	129,100

(1)	Contractual life indicates the sum of service (vesting) period and exercise period.

Stock-based compensation plan of KCC

Beginning in FY 2001, KCC issued stock options to certain executive officers and directors under its stock-based compensation plans. In FY 2002 and 2003, KCC granted 286,000 and 135,000 options, respectively, to purchase its stock at an exercise price of (Won)57,160 and (Won)46,100, respectively, per option. Of the options granted in FY 2002, 40,000 options were granted at an exercise price indexed to the stock index, with a minimum exercise price of (Won)57,160 per option. In FY 2003, prior to the merger of KCC and the Bank, KCC cancelled most of the stock options due to the poor performance of KCC, except 80,000 options that were replaced by the Bank’s stock options upon the merger. As of September 30, 2003, the merger date between the Bank and KCC, the stock-based compensation plan of KCC was terminated.

Generally, the options granted were subject to service requirements and had either a fixed exercise price or an exercise price that is indexed to the stock index. The options granted vested two to three years from the date of grant. However, if an employee resigns or ceases to be employed by the KCC prior to the vesting period, the options vested in proportion to the number of day’s service from the grant date. The exercise period ranges from 2 years to 7 years after completion of the vesting period.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the information on stock option activity under KCC’s stock-based compensation plans for the year ended December 31, 2003.

	2003
	Options	Weighted average exercise price (Won)
Outstanding, beginning of year	286,000	52,707
Granted	135,000	46,100
Exercised	—	—
Forfeited/canceled	(341,000)	52,781
Options replaced upon merger with the Bank	(80,000)	41,241

Outstanding, end of year	—	—

30.	Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices, where available. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. As a result, fair values of such instruments are derived using present value or other valuation techniques derived based on management’s assumptions of the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, such estimates may not be indicative of net realizable value. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values. Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS No. 107. Accordingly, the derived fair value estimates presented herein are only indicative of individual financial instruments and cannot be substantiated by comparison to independent markets and should not be considered an indication of the fair value of the Bank.

Fair values among financial institutions are not comparable due to the wide range of permitted valuation techniques and numerous estimates that must be made. This lack of objective valuation standard introduces a great degree of subjectivity to these derived or estimated fair values.

The following section summarizes the methods and assumptions used by the Bank, by type of financial instrument, in estimating fair value. Different assumptions could significantly affect these estimates.

Assets and liabilities for which fair value approximates carrying value: The carrying values of certain financial assets and liabilities are reported at cost, including cash and cash equivalents, restricted cash, call loans, securities purchased under resale agreements, due from customers on acceptances, accrued interest and dividends receivable, accrued interest payable, security deposits, loan held-for-sale, noninterest-bearing deposits, call money, other borrowed funds and acceptances outstanding. The carrying values of these financial assets and liabilities are considered to approximate their fair values due to their short-term nature and negligible credit losses.

Interest-bearing deposits in other banks: The fair values of fixed interest-bearing deposits are estimated by discounting cash flows based on current rates for similar types of deposits. The fair values of variable rate interest-bearing deposits are considered to approximate their carrying values.

Securities and trading assets/liabilities: Fair values for trading assets, available-for-sale securities and trading liabilities (including trading derivative financial instruments) are recognized in the consolidated

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Other investments: Other investments include venture capital securities and non-marketable or restricted equity securities, which are included in “Investments” in the Bank’s consolidated balance sheets. The fair values of the venture capital securities are estimated based on investee transactions with unaffiliated parties, management’s review of the investee’s financial results and condition, or the latest obtainable net asset value of the investees. The fair values of the non-marketable or restricted equity securities are recorded at book value.

Loans receivable: Loans receivable are reported net of specific and general provisions for impairment. The fair value of fixed rate loans is estimated by discounting contractual cash flows based on current rates at which similar loans would be made to borrowers for the same maturities. The fair values of variable rate loans that reprice frequently with no significant changes in credit risk are considered to approximate their carrying values in the consolidated balance sheets.

Interest-bearing deposits: The fair values of variable rate interest bearing deposits approximate their carrying values in the consolidated balance sheets. Fair values for fixed-rate interest bearing deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits with similar maturities.

Secured borrowings: The fair values for securities sold under agreements to repurchase are estimated using discounted cash flow calculation that applies interests currently being offered for securities sold under agreements to repurchase with similar maturities. The fair values for beneficial interests issued by the SPEs estimated using quoted market price.

Long-term debt: The aggregate fair value for long-term debt is based on quoted market prices, where available. For long-term debt where quoted market prices are not available, a discounted cash flow model is used based on the current rates for debt with similar maturities.

Derivative financial instruments: All derivatives are recognized on the consolidated balance sheets at fair value based on quoted market prices or dealer quotes where available. If quoted market prices are not available, pricing or valuation models are applied to current market information to estimate fair value; in some cases, counterparty quotes or external valuations are also utilized (See Note 31).

Off-balance sheet instruments: Fair value for off-balance-sheet instruments are based on an estimate of the difference between fees currently charged to enter into similar agreements and fees paid to reduce or eliminate exposure to those agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of the Bank’s financial instruments as of December 31, 2004 and 2005 were as follows:

	2004		2005
(in millions of Won)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	2,817,522	2,817,522	3,085,542	3,085,542
Restricted cash	1,822,112	1,822,112	2,258,642	2,258,642
Interest-bearing deposits in other banks	597,497	597,497	515,080	515,080
Call loans and securities purchased under resale agreements	2,993,476	2,993,476	1,716,080	1,716,080
Trading assets	6,095,045	6,095,045	4,754,416	4,754,416
Investments	23,094,969	23,308,650	25,371,762	25,190,093
Loans, net	133,794,275	133,926,175	134,939,480	135,538,499
Due from customers on acceptances	742,506	742,506	626,874	626,874
Accrued interest and dividends receivable	870,618	870,618	1,059,403	1,059,403
Security deposits	1,285,419	1,285,419	1,184,586	1,184,586
Other assets- Loans held-for-sale	26,185	26,185	19,113	19,113
Other assets- off-balance sheet instruments	13,389	13,389	11,737	11,737
Financial liabilities:
Interest-bearing deposits	123,203,419	123,504,549	121,787,047	121,733,976
Non-interest-bearing deposits	3,017,436	3,017,436	3,911,526	3,911,526
Call money	652,185	652,185	1,253,511	1,253,511
Trading liabilities	2,296,588	2,296,588	1,078,435	1,078,435
Acceptances outstanding	742,506	742,506	626,874	626,874
Other borrowed funds	9,514,418	9,514,418	6,117,805	6,116,071
Accrued interest payable	3,494,533	3,494,533	3,306,443	3,306,443
Secured borrowings	6,120,939	6,174,080	8,117,934	8,115,980
Long-term debt	17,899,341	19,129,975	16,751,050	16,790,653
Other liabilities- off-balance sheet instruments	13,389	13,389	11,737	11,737

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit and other lending commitments are immaterial to the consolidated financial statements.

31.	Derivative Instruments and Hedging Activities

For the years ended December 31, 2003, 2004 and 2005, hedge accounting was applied exclusively on those interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffective portion was recognized in earnings for the years ended December 31, 2003, 2004 and 2005.

The Bank applied fair value hedge accounting for the interest rate swap transactions which qualified for hedge accounting. Fair values of derivatives not qualifying for hedge accounting are reflected in “Trading assets” or “Trading liabilities” and any changes in fair values related to these derivatives transactions are reflected in “Net Trading Revenue.” The fair values of derivatives qualifying for hedge accounting are

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

included in “Other assets” or “Other liabilities” and the earnings impact of these fair value hedges and the change in fair value attributable to the risk being hedged for the hedged item are included in “Other non-interest income” or “Other non-interest expenses.”

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

32.	Commitments and Contingencies

Legal proceedings

The Bank is a party to certain legal actions arising in the normal course of its operations. Other than the legal proceedings discussed below, management believes that these actions are without merit and that the ultimate liability, if any, will not materially affect the Bank and its subsidiaries’ financial position, liquidity or results of operations.

In March 2001, an individual filed a lawsuit with the Seoul Central District Court requesting the court to order a revocation of the merger with H&CB. Despite the dismissal of certain motions filed in connection with the lawsuit, the case is still pending. Additional persons have joined the lawsuit as plaintiffs. In November 2003, the Seoul Central District Court decided the case in the Bank’s favor. The individual, however, appealed the decision to the Seoul High Court. On March 30, 2005, Seoul High Court denied the plaintiff’s appeal. The plaintiff then appealed the decision to the Supreme Court in May 2005. The case is still pending.

During the first quarter of 2004, the National Tax Administration of Korea completed a tax audit in respect of the Bank for the fiscal years 1998, 1999, 2000 and 2001, as a result of which the Bank was assessed (Won)123.3 billion for tax deficiencies. The Bank has paid the entire amount, but has made an appeal on the assessment. The case is still pending before the National Tax Tribunal and Administration Court.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On January 9, 2002, the Korea Fair Trade Commission ordered seven banks, including the Bank, to refrain from refusing to continue their business relationship with a particular business partner, Hana Bank. The banks filed a lawsuit with the Seoul High Court to revoke the order and, in October 2003, the Seoul High Court decided in favor of the banks. The Korea Fair Trade Commission appealed this ruling in November 2003. The case was pending as of December 31, 2005; however, it was settled in the Bank’s favor on May 12, 2006.

In 2005, certain individuals fabricated and distributed counterfeit certificates of deposit, or (“CD”s), with us as issuer. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative came to own the counterfeit CDs and requested us to make payments on the CDs, which we refused to do. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative commenced legal proceedings in September 2005 in the amount for (Won)40,108 million and (Won)25,217 million, respectively, and the case is still pending at a district court. With respect to this litigation, the Bank has accrued (Won)27,500 million of liabilities as of December 31, 2005.

Lease commitments

All leases entered into by the Bank as lessee are operating leases. Total rental expense for the years ended December 31, 2003, and 2004 and 2005 was (Won)129,206 million, (Won)125,445 million and (Won)91,028 million, respectively.

In lieu of rent, certain lease agreements require the Bank to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate and is recorded as a security deposits in the consolidated balance sheets. Approximately all of the operating leases that the Bank entered into as of December 31, 2005 are cancelable.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2004 and 2005, the financial instruments whose contract amounts represent credit risk to the Bank were as follows:

	Contract Amount
(in millions of Won)	2004	2005
Guarantees(1)	770,094	1,594,663
Commercial letters of credit	1,312,739	1,980,753
Unused lines of credit:
Commercial	24,912,226	23,900,356
Consumer(2)	59,192,430	50,581,293

(1)	With respect to the guarantees and acceptance, the Bank provided (Won)58,347 million and (Won)40,562 million of allowance for losses as of December 31, 2004 and 2005, respectively.
(2)	Of this amount, (Won)49,024,501 million and (Won)41,257,961 million as of December 31, 2004 and 2005, respectively, relate to the unused credit card limits that may be cancelled by the Bank at any time.

Contingencies

The Bank has provided one note with a value of (Won)119,169 million to Korean Housing Guarantee Co., Ltd. as collateral for the performance guarantee related to the real estate trust operations. Further, as of December 31, 2005, the Bank transferred endorsed bills amounting to (Won)10,910 million.

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2004 and 2005 were as follows:

(in millions of Won)	2004	2005
Available-for-sale securities	1,156,022	352,513
Held-to-maturity securities	4,149,791	7,847,558
Other investment securities	9,838	262
Loans	2,954,351	1,665,538
Real estate	17,890	9,018

Total	8,287,892	9,874,889

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Obligation under guarantees

The Bank provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Guarantee arrangements which have been issued or modified after December 31, 2002 have been recorded on the Bank’s consolidated balance sheet at their fair value at inception. The Bank has recorded this amount in “Other liabilities” with an offsetting entry in “Other Assets”. As cash is received under such arrangements and applied to other assets, the liability recorded at inception is amortized into fees and commissions over the life of the contract. The table below summarizes all of the Bank’s guarantees under FIN No. 45 as of December 31, 2005.

(in millions of Won)	Expire within one year	Expire after one year	Total	Maximum potential amount of future payment or notional amounts
Financial guarantees	78,473	4,913	83,386	83,386
Performance guarantees	464,296	1,046,981	1,511,277	1,511,277
Liquidity facilities to SPEs	1,030,388	2,857,204	3,887,592	3,887,592
Credit derivatives	40,520	—	40,520	40,520
Loans sold with recourse to KAMCO	—	685	685	685
Trust Fund Guarantees	—	3,233,352	3,233,352	3,233,352

Total	1,613,677	7,143,135	8,756,812	8,756,812

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

As of December 31, 2004 and 2005, the carrying amount of the liabilities related to financial and performance guarantees amounted to (Won)3,962 million and (Won)7,848 million, respectively.

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase agreements to SPEs for which the Bank serves as the administrator. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Bank has commitments to provide liquidity to SPEs up to (Won)4,701 billion and (Won)3,888 billion as of December 31, 2004 and 2005, respectively. As of December 31, 2004 and 2005, the carrying amount of these liabilities amounted to (Won)9,427 million and (Won)3,889 million, respectively. Although the Bank does not sell assets to these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase agreements, the Bank is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Bank has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Bank enters into certain guarantee contracts that meet the characteristics of a derivative under SFAS No. 133. Such derivatives effectively guarantee the return on counterparty’s referenced portfolio of assets. These derivatives are recorded on the balance sheet at fair value in trading assets/liabilities. As of December 31, 2004 and 2005, the carrying amount of these derivatives amounted to (Won)158 million and (Won)218 million, respectively.

Loans sold with recourse represent certain non-performing loans the Bank sold to KAMCO prior to 1999(See Note 4). As of December 31, 2004 and 2005, the Bank has recorded in “Other liabilities” of (Won)392 million and (Won)276 million, respectively, representing its estimated obligation to repurchase the loans sold with recourse.

In normal course of the Bank’s business, indemnification clauses are often included in standard contracts with an assessment that risk of loss is remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected in the consolidated balance sheets as of December 31, 2004 and 2005 related to these indemnifications.

33.	Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 99% of the Bank’s loan portfolio as of December 31, 2004 and 2005. Investments in debt and equity securities of Korean entities comprised 99% of the Bank’s investment portfolio, including investments held by the Bank’s venture capital subsidiaries, as of December 31, 2004 and 2005.

Credit risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions.

The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentration risks and to obtain collateral when deemed necessary. No entity was responsible for 10% or more of the Bank’s total interest and dividend income for the years ended December 31, 2003, 2004 or 2005.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The table below indicates major products including exposures both of on-balance sheet loans and off-balance sheet credit instruments (principally unused credit lines) as of December 31:

	2004			2005
(in millions of Won)	Total Credit Exposure	On-Balance Sheet	Off-Balance Sheet	Total Credit Exposure	On-Balance Sheet	Off-Balance Sheet
Commercial and industrial loans	59,406,653	38,427,249	20,979,404	58,937,609	39,635,687	19,301,922
Construction loans	6,244,305	4,459,316	1,784,989	7,065,421	5,025,637	2,039,784
Other commercial loans	2,851,406	770,875	2,080,531	4,054,397	1,495,747	2,558,650
Mortgages and home equity loans	59,121,595	57,964,483	1,157,112	60,355,587	59,143,293	1,212,294
Credit card loans	58,445,697	9,421,196	49,024,501	49,627,172	8,369,211	41,257,961
Other consumer loans	34,973,456	25,962,639	9,010,817	31,225,010	23,113,973	8,111,037
Foreign loans	1,185,795	1,118,494	67,301	1,228,988	1,228,988	—

Total	222,228,907	138,124,252	84,104,655	212,494,184	138,012,536	74,481,648

34.	Related Party Transactions

A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits, investment securities, acceptances outstanding and foreign currency transactions. These transactions are carried out on commercial terms and conditions and at market rates, and are disclosed below.

Korea Deposit Insurance Corporation

KDIC, a Korean Government entity, held 9.42% of the Bank’s shares as of December 31, 2002. In December 2003, the Bank acquired KDIC’s holding through public bidding and thereafter KDIC and other entities affiliated with the Korean Government have not been considered as related parties of the Bank.

National Housing Fund

The National Housing Fund was established by the Korean Government to provide financial aid in the form of small-scale housing loans to low-income households and to construction companies that specialized in low-income housing projects. The Bank is one of the managers (consignee) designated by the Korean Government to manage the sources and uses of funds of the National Housing Fund. The primary role of the Bank is to manage the NHF fund in accordance with the mandate issued by the Korean Government.

Housing Finance Credit Guarantee Fund

The Housing Finance Credit Guarantee Fund (“HFCGF”) was established by the Korean Government to provide guarantees to mortgage lenders for defaults by borrowers if the borrowers are unable to provide the collateral required by a bank. The Bank provides mortgage lending to the borrowers who are unable to provide the collateral required. The Bank receives a fee from the HFCGF for underwriting mortgage loans, which HFCGF guarantees.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Directors with common relationship

It is common for the directors of the Bank to have a relationship with other entities due to their office positions at those entities. During this common relationship period, the Bank considers those entities to be related parties of the Bank. The Bank has regular business relationship with these entities in the normal course and is not influenced by the relationship of the directors.

Related Party	Relationship with the related party	Relationship in financial years	Remark
Jassen Korea, Ltd.	Internal auditor	Nov 2001 to Mar 2005	In January 2005, the director resigned from the Bank

Daewoo Shipbuilding & Marine Engineering Co., Ltd. (“DSME”)	Non-executive director	Mar 2005 onwards	Mar 2005 onwards

Money Today, Ltd.	Non-executive director	Mar 2005 onwards	Mar 2005 onwards

Samsung Electro Mechanics Co., Ltd. (“SEM”)	Non-executive director	Mar 2005 to Dec 2005	In December 2005, the director resigned from the Bank

EG Co., Ltd	Non-executive director	Mar 2006 onwards	Mar 2006 onwards

LG International Corp (“LG Int.”)	Non-executive director	Mar 2006 onwards	Mar 2006 onwards

Loans to related parties

The table below summarizes the changes in the amount of loans to directors, director nominees and executive officers.

(in millions of Won)	2004	2005
Loans, January 1,	8,048	1,633
New loans	1,318	3,243
Repayments	7,733	593

Loans, December 31,	1,633	4,283

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The outstanding balances as of December 31, 2003, 2004 and 2005 and the related expense and income for the years then ended for related party transactions were as follows:

	2003
(in millions of Won)	KDIC	Trusts(1)	LG Card	Pulmuwon	Kolon	NHF	HFCGF	Directors
Investment securities	3,078,089	—	—	—	—	—	—	—
Loans	—	—	487,000	11,261	36,213	—	—	8,048
Receivables	27,797	113,433	—	—	—	—	—	—
Borrowings	—	3,895,444	—	—	—	83,545	—	—
Interest income on deposits in other banks	—	548	—	—	—	—	—	—
Interest income on securities	350,661	—	—	—	—	—	—	—
Interest income on loans	—	—	7,090	741	2,911	—	—	388
Fees and commission income	—	289,254	—	—	—	174,910	5,545	—
Interest expense on borrowings	—	55,766	—	—	—	3,910	—	—
Fees and commission expense	—	—	—	—	—	—	53,159	—

	2004
(in millions of Won)	Trusts(1)	Pulmuwon	Kolon	DSME	Janssen Korea	Directors
Loans	—	—	25,360	—	6,500	1,633
Due from customers on acceptance	—	—	—	60,320	—	—
Receivables	86,403	—	—	—	—	—
Borrowings	787,764	—	—	—	—	—
Interest income on loans	—	150	1,927	—	98	140
Fees and commission income	152,769	—	—	107	—	—
Interest expense on borrowings	46,699	—	—	—	—	—

	2005
(in millions of Won)	Trusts(1)	Janssen Korea	DSME	Money Today	SEM	EG	LG Int.	Directors
Loans	—	—	—	—	50,000	951	400	4,283
Due from customers on acceptances	—	—	49,212	—	—	4	—	—
Receivables	36,793	—	—	—	—	—	—	—
Borrowings	1,050,915	—	—	—	—	—	—	—
Interest income on loans	—	81	1	16	1,403	—	9	272
Fees and commission income	145,813	—	44	—	—	—	—	—
Interest expense on borrowings	29,229	—	—	—	—	—	—	—

(1)	See Note 37

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

35.	Operating Subsidiaries

Operating subsidiaries of the Bank as of December 31, 2004 and 2005 were as follows:

	Country of Incorporation	Percentage Ownership(1)
		2004	2005
KB Data System Co., Ltd.	Korea	99.98%	99.99%
KB Futures Co., Ltd.	Korea	99.98%	99.98%
KB Investment Co., Ltd.	Korea	99.89%	99.99%
Kookmin Bank International Ltd.	United Kingdom	100.00%	100.00%
KB Asset Management Co., Ltd.(2)	Korea	80.00%	80.00%
KB Real Estate Trust Co., Ltd.	Korea	99.99%	99.99%
Jooeun Industrial Co., Ltd.(3)	Korea	99.99%	99.99%
Kookmin Bank Hong Kong Ltd.(4)	Hong Kong	100.00%	100.00%
KB Credit Information Co., Ltd.	Korea	99.73%	99.73%
KB Life Insurance Co., Ltd.(5)	Korea	100.00%	51.00%

(1)	Direct and indirect ownership are combined.
(2)	KB Investment Trust Management Co., Ltd. was renamed KB Asset Management Co., Ltd. on April 4, 2004.
(3)	The dissolution of Jooeun Industrial Co., Ltd. was approved during the shareholders’ meeting of the company on March 19, 2002.
(4)	Kookmin Finance Hong Kong Ltd. was renamed Kookmin Bank Hong Kong Ltd. on January 1. 2004.
(5)	On September 1, 2004, the Bank and KB Life entered into a Joint Venture Agreement (“JV Agreement”) with ING Insurance International B. V. (“ING”), whereby ING would acquire a 49% equity interest in KB Life from the Bank. In accordance with JV Agreement, KB Life was deconsolidated from the Bank in 2005.

All holdings are in the common shares of the undertaking concerned. Certain VIEs, which have been consolidated in accordance with FIN No. 46(R) as of December 31, 2004 and 2005, are not included in the list of the operating subsidiaries.

36.	Segment Reporting

For management reporting purposes, the Bank’s business segment results are reported to management under KGAAP. The Bank is organized into four major business segments: Retail Banking, Corporate Banking, Capital Markets Activities and Credit Card Operations. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization, and provide the basis on which the Bank reports its primary segment information:

•	Retail banking—The retail banking segment’s assets and liabilities are mainly with individuals and households. This segment handles private customer current accounts, savings, deposits, consumer loans and mortgage loans.

•	Corporate banking—The corporate banking segment’s assets and liabilities are mainly with private and public enterprises. The activities within this segment include loans, overdrafts, other credit facilities, deposits in foreign currencies and other foreign currency activities.

•	Capital markets activities—Activities within this segment include trading activities in securities and derivatives, activities involving investment security portfolios, and foreign currency funding through debentures and borrowings.

•	Credit card operations—The credit card segment’s assets and liabilities are mainly with individuals or corporate cardholders and card merchants, and it handles domestic as well as overseas credit and debit card operations.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Other operations of the Bank comprise of activities of all subsidiaries and other consolidated entities, activities of foreign branches and trust account management activities, none of which constitute a separately reportable segment.

During 2005, the Bank has combined its International Banking segment (i.e. transactions relating to oversee loans originated by the Bank’s overseas subsidiaries and branches), which was previously included in the International Banking and Capital Market Activities segment, into the Corporate Banking segment; however the Bank did not restate the prior years’ segment information due to the impracticability of obtaining reliable prior period segment information.

Operating revenues and expenses and interest income and expense, related to both third party and inter-segment transactions, are included in determining the operating earnings of each segment. The provision for income taxes is comprised of corporate income tax and resident tax surcharges. The income tax expenses are allocated to the respective segment based on performance. Transactions between the business segments are reflected on terms established by management.

The segment results were prepared based on Korean GAAP and a reconciliation to US GAAP has been provided for certain line items.

A summary of the business segment results is shown in the following table:

Year ended December 31, 2003	Retail Banking	Corporate Banking	Capital Markets Activities(1)	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations(2)	Total
	(in millions of Won)
Operating income	12,522,842	3,648,512	6,103,139	3,655,038	1,196,848	27,126,379	(8,293,558)	18,832,821
Operating expense	11,006,136	3,854,855	5,292,380	6,815,440	1,186,924	28,155,735	(7,986,490)	20,169,245

Segment results	1,516,706	(206,343)	810,759	(3,160,402)	9,924	(1,029,356)	(307,068)	(1,336,424)

Interest income	12,093,975	3,398,007	3,120,065	2,084,474	354,859	21,051,380	(7,966,478)	13,084,902
Interest expense	8,023,649	2,233,964	3,079,540	758,234	200,483	14,295,870	(7,820,109)	6,475,761

Net interest income (expense)	4,070,326	1,164,043	40,525	1,326,240	154,376	6,755,510	(146,369)	6,609,141
Provision for credit losses	822,258	830,047	(26,598)	287,238	115,770	2,028,715	(19)	2,028,696
Non-interest income	428,867	250,505	2,983,074	1,570,564	841,989	6,074,999	(327,080)	5,747,919
Non-interest expense	1,895,552	713,227	2,216,279	5,664,016	822,660	11,311,734	(166,302)	11,145,432

Net non-interest income (expense)	(1,466,685)	(462,722)	766,795	(4,093,452)	19,329	(5,236,735)	(160,778)	(5,397,513)
Depreciation and amortization	264,677	77,617	23,159	105,952	48,011	519,416	(60)	519,356

Extraordinary gain	—	—	—	—	—	—	—	—
Net income (loss) before tax expense (benefit)	1,516,706	(206,343)	810,759	(3,160,402)	9,924	(1,029,356)	(307,068)	(1,336,424)
Income tax expense (benefit)	653,742	(73,349)	333,217	(1,344,823)	13,547	(417,666)		(417,666)

Net income (loss)	862,964	(132,994)	477,542	(1,815,579)	(3,623)	(611,690)	(307,068)	(918,758)
US GAAP adjustments	(257,710)	5,692	92,631	(251,480)	161,465	(249,402)	—	—
Inter-segment transactions	44,146	38,886	(180,404)	283,232	(271,804)	(85,944)	—	—

Consolidated net income (loss)	649,400	(88,416)	389,769	(1,783,827)	(113,962)	(947,036)	—	—

Segments’ total assets	82,888,134	46,161,302	45,498,780	9,299,121	4,591,739	188,439,076	(1,616,286)	186,822,790

(1)	Previously referred to as “International Banking and Capital Market Activities.”
(2)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Year ended December 31, 2004	Retail Banking	Corporate Banking	Capital Markets Activities(1)	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations(2)	Total
	(in millions of Won)
Operating income	12,225,287	3,119,004	9,558,181	2,584,888	928,889	28,416,249	(7,127,795)	21,288,454
Operating expense	11,138,450	3,532,234	9,296,770	2,959,420	883,574	27,810,448	(7,142,146)	20,668,302

Segment results	1,086,837	(413,230)	261,411	(374,532)	45,315	605,801	14,351	620,152

Interest income	11,610,455	2,960,193	2,417,265	1,406,470	254,797	18,649,180	(7,458,681)	11,190,499
Interest expense	7,487,402	1,837,681	2,660,061	385,608	212,215	12,582,967	(7,043,107)	5,539,860

Net interest income (expense)	4,123,053	1,122,512	(242,796)	1,020,862	42,582	6,066,213	(415,574)	5,650,639
Provision for credit losses	1,401,701	895,988	(10,154)	780,711	49,236	3,117,482	(52,954)	3,064,528
Non-interest income	614,832	158,811	7,140,916	1,178,418	674,092	9,767,069	330,886	10,097,955
Non-interest expense	2,003,773	749,689	6,621,946	1,736,502	559,381	11,671,291	(45,561)	11,625,730

Net non-interest income (expense)	(1,388,941)	(590,878)	518,970	(558,084)	114,711	(1,904,222)	376,447	(1,527,775)
Depreciation and amortization	245,574	48,876	24,917	56,599	62,742	438,708	(524)	438,184

Extraordinary gain	—	—	—	—	—	—	—	—
Net income (loss) before tax expense (benefit)	1,086,837	(413,230)	261,411	(374,532)	45,315	605,801	14,351	620,152
Income tax expense (benefit)	362,585	(168,187)	213,689	(154,668)	11,487	264,906	(690)	264,216

Net income (loss)	724,252	(245,043)	47,722	(219,864)	33,828	340,895	15,041	355,936
US GAAP adjustments	(220,706)	113,935	348,691	940,404	(457,547)	724,777	—	—
Inter-segment transactions	93,362	4,607	(358,183)	(155,189)	381,481	(33,922)	—	—

Consolidated net income (loss)	596,908	(126,501)	38,230	565,351	(42,238)	1,031,750	—	—

Segments’ total assets	88,512,608	43,132,877	39,283,803	7,678,108	5,782,617	184,390,013	(1,538,160)	182,851,853

(1)	Previously referred to as “International Banking and Capital Market Activities.”
(2)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

Year ended December 31, 2005	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations(1)	Total
	(in millions of Won)
Operating income	9,168,892	4,266,647	7,109,326	2,192,790	2,797,177	25,534,832	(6,494,764)	19,040,068
Operating expense	7,348,750	3,769,841	6,900,655	1,511,749	2,671,588	22,202,583	(6,409,622)	15,792,961

Segment results	1,820,142	496,806	208,671	681,041	125,589	3,332,249	(85,142)	3,247,107

Interest income	8,591,845	4,125,769	1,872,344	2,056,876	1,081,688	17,728,522	(8,243,171)	9,485,351
Interest expense	5,373,455	2,899,684	1,871,473	295,782	973,760	11,414,154	(6,683,028)	4,731,126

Net interest income (expense)	3,218,390	1,226,085	871	1,761,094	107,928	6,314,368	(1,560,143)	4,754,225
Provision for credit losses	371,697	375,696	(39)	608,140	15,696	1,371,190	119,022	1,490,212
Non-interest income	577,047	140,878	5,236,982	135,914	1,715,489	7,806,310	1,748,407	9,554,717
Non-interest expense	1,418,899	451,542	5,028,179	569,090	1,596,318	9,064,028	155,954	9,219,982

Net non-interest income (expense)	(841,852)	(310,664)	208,803	(433,176)	119,171	(1,257,718)	1,592,453	334,735
Depreciation and amortization	184,699	42,919	1,042	38,737	85,814	353,211	(1,570)	351,641
Extraordinary gain	—	—	—	—	—	—	—	—
Net income (loss) before tax expense (benefit)	1,820,142	496,806	208,671	681,041	125,589	3,332,249	(85,142)	3,247,107
Income tax expense (benefit)	500,539	136,621	57,385	187,287	118,244	1,000,076	5,976	1,006,052

Net income (loss)	1,319,603	360,185	151,286	493,754	7,345	2,332,173	(91,118)	2,241,055
US GAAP adjustments	(22,595)	118,309	(224,579)	508,289	(79,950)	299,474	—	—
Inter-segment transactions	(22,541)	(188,167)	1,274	(17,415)	311,399	84,550	—	—

Consolidated net income (loss)	1,274,467	290,327	(72,019)	984,628	238,794	2,716,197	—	—

Segments’ total assets	85,228,601	45,898,872	36,021,510	8,431,323	8,951,346	184,531,652	(1,628,930)	182,902,722

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The allowance for loan losses under US GAAP for each segment is as follows:

(in millions of Won)	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Total
As of December 31, 2004	1,414,081	2,156,423	37,413	696,262	157,256	4,461,435
As of December 31, 2005	912,417	1,931,956	1,909	331,196	34,534	3,212,012

Following is a reconciliation of the business segments’ total assets as of December 31, 2003, 2004 and 2005 to the consolidated total assets.

(in millions of Won)	2003	2004	2005
Segments’ total assets	188,439,076	184,390,013	184,531,652
US GAAP adjustments	(2,843,501)	(5,315,431)	(4,394,666)
Inter-segment transactions	(1,616,286)	(1,538,160)	(1,628,930)

Consolidated total assets	183,979,289	177,536,422	178,508,056

Following is a reconciliation of the business segment’s revenue for the years ended December, 31, 2003, 2004 and 2005 to the consolidated revenue:

(in millions of Won)	2003	2004	2005
Segments’ revenue	27,126,379	28,416,249	25,534,832
US GAAP adjustments	(2,164,105)	(6,397,166)	(5,538,086)
Inter-segment transactions	(8,293,558)	(7,127,795)	(6,494,764)

Consolidated revenue	16,668,716	14,891,288	13,501,982

The adjustments presented in the tables above represent consolidated assets and revenues not specifically allocated to individual business segments.

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

37.	Trust Accounts

The Bank offers a variety of asset management and administration services under trust arrangements in accordance with the Korean Trust Law and the Korean Trust Business Act. The trust accounts managed by the Bank are classified into performance based trusts and guaranteed trusts in terms of the nature of the trusts, and the guaranteed trusts consist of Guaranteed Principal Money Trusts and Guaranteed Fixed Rate Money Trusts.

The Guaranteed Principal Money Trusts require the Bank to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Bank guarantees a specified rate of return on the principal amount invested in Guaranteed Fixed Rate Money Trusts. Based on the Bank’s analysis of potential risk and reward generated form the guaranteed trusts, the Guaranteed Fixed Rate Money Trusts were consolidated in the Bank’s financial statements in accordance with FIN No. 46(R). For further discussion on the consolidation scope of the trust accounts, refer to Note 10.

With respect to the managing of the trust accounts, the Bank charges investment management fees on the Guaranteed Principal Money Trusts and other performance based trusts, and receives commission income, including penalty charges for early withdrawal of fixed term deposits.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

38.	Subsequent Events

LSF-KEB Holdings, SCA (“the Holdings”), Lone Star’s Belgian subsidiary headquartered in Brussels and a majority shareholder of Korea Exchange Bank (“KEB”), has announced its intention of selling its KEB shares to third parties. In January 2006, in response to this announcement, the Bank showed its interest in purchasing the shares, as part of its business plan to strengthen its status as the leading bank in Korea. Subsequently, on March 23, 2006, the Bank was appointed as a primary negotiating counterparty for the acquisition of Korea Exchange Bank by the Holdings. In accordance with this appointment, due diligence for determining the purchase price was conducted, and on May 19, 2006, the Bank entered into a share purchase agreement with the Holdings, and subsequently entered into a similar agreement with the Export-Import bank, for the purchase of an aggregate of 457,064,387 shares of common stock of KEB, representing 70.9% of KEB’s issued and outstanding shares of common stock. The aggregate purchase price we have agreed to be paid for such shares is (Won)6,947 billion at (Won)15,200 per share. The completion of the Bank’s contemplated acquisition of a majority interest in KEB is subject to a number of conditions, including the obtaining of all regulatory approvals necessary for the consummation of the transaction. In addition, the share purchase arrangements among the Bank, the Lone Star fund affiliate and KEXIM are subject to termination by mutual agreement or by a party upon default by another party or if the transaction is not completed within 120 days from May 19, 2006. Accordingly, there is no guarantee that the Bank will be able to complete the acquisition of a majority interest in KEB as planned. The consolidated total assets, liabilities, and stockholders’ equity of KEB under Korean GAAP amount to (Won)66,584 billion, (Won)60,901 billion and (Won)5,683 billion, respectively, as of December 31, 2005.

Dividends declared

At the general stockholders’ meeting on March 24, 2006 the shareholders approved payment of a cash dividend of 11% to stockholders of record as of December 31, 2005. The cash dividend amounting to (Won)184,889 million was paid on March 29, 2006.