Form 20-F
period 2006-12-31
KOOKMIN BANK
filed 2007-06-28
CIK 1143680

As filed with the Securities and Exchange Commission on June 28, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

336,379,116 shares of Common Stock, par value (Won)5,000 per share

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, we have prepared financial information in accordance with United States generally accepted accounting principles, or U.S. GAAP. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 has been prepared in accordance with U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 29, 2006, which was (Won)930.0 = US$1.00.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers and our consolidated financial statements as of and for the years ended December 31, 2005 and 2006 have been audited by independent registered public accounting firm Deloitte Anjin LLC.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated income statement data

	Year ended December 31,
	2002		2003		2004		2005		2006		2006(1)
	(in billions of Won, except common share data)										(in millions of US$, except common share data)
Interest and dividend income	(Won)	13,450	(Won)	13,755	(Won)	12,092	(Won)	10,658	(Won)	11,405	US$	12,263
Interest expense		6,734		6,462		5,516		4,757		5,342		5,744

Net interest income		6,716		7,293		6,576		5,901		6,063		6,519
Provision for credit losses		3,886		7,167		3,861		613		(100)		(107)
Non-interest income		3,098		2,914		2,800		2,844		2,880		3,096
Non-interest expense		4,387		4,406		4,032		4,314		4,522		4,862
Income tax expense (benefit)		597		(367)		448		1,099		1,423		1,530
Minority interests		(211)		(52)		3		3		5		5
Net income (loss) from continuing operations		1,155		(947)		1,032		2,716		3,093		3,325
Net (loss) income from discontinued operations after income taxes		97		—		—		—		—		—
Cumulative effect of accounting change, net of tax		—		—		—		—		(2)		(2)

Net income (loss)	(Won)	1,252	(Won)	(947)	(Won)	1,032	(Won)	2,716	(Won)	3,091	US$	3,323

Net income (loss) from continuing operations per common share
Net income (loss)—basic	(Won)	3,633	(Won)	(2,905)	(Won)	3,367	(Won)	8,415	(Won)	9,194	US$	9.89
Net income (loss)—diluted (2)		3,535		(2,905)		3,365		8,411		9,193		9.88
Net income (loss) per common share
Net income (loss)—basic	(Won)	3,939	(Won)	(2,905)	(Won)	3,367	(Won)	8,415	(Won)	9,189	US$	9.88
Net income (loss)—diluted (2)		3,831		(2,905)		3,365		8,411		9,188		9.87
Weighted average common shares outstanding-basic (in thousands of common shares)		317,787		326,000		306,432		322,786		336,351		336,351
Weighted average common shares outstanding-diluted (in thousands of common shares)		328,107		326,000		306,650		322,948		336,353		336,353
Cash dividends paid per common share (3)	(Won)	100	(Won)	1,000		—	(Won)	550	(Won)	550	US$	0.59

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)930.0 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York in the United States.

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

(3)	U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless these are the same.

Consolidated balance sheet data

	Year ended December 31,
	2002		2003		2004		2005		2006		2006(1)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents	(Won)	3,328	(Won)	3,170	(Won)	2,818	(Won)	3,086	(Won)	3,775	US$	4,059
Restricted cash		1,580		2,770		1,822		2,259		3,277		3,524
Interest-bearing deposits in other banks		564		563		597		515		423		455
Call loans and securities purchased under resale agreements		229		3,959		2,993		1,716		1,738		1,869
Trading assets		6,368		3,517		6,096		4,754		3,744		4,026
Investments (2)		24,223		22,427		23,095		25,372		25,348		27,256
Loans (net of allowance for loan losses of (Won)5,195 billion in 2002, (Won)5,772 billion in 2003, (Won)4,461 billion in 2004 (Won)3,212 billion in 2005 and (Won)2,468 billion in 2006)		140,756		140,213		133,794		134,939		149,216		160,447
Due from customers on acceptances		881		605		743		627		620		667
Premises and equipment, net		2,121		1,909		1,637		1,516		1,612		1,733
Accrued interest and dividends receivable		1,116		995		871		1,060		802		862
Security deposits		1,337		1,331		1,285		1,185		1,190		1,280
Goodwill		162		395		422		394		394		424
Other intangible assets, net		469		423		308		217		185		199
Other assets		965		1,702		1,055		868		654		702

Total assets	(Won)	184,099	(Won)	183,979	(Won)	177,536	(Won)	178,508	(Won)	192,978	US$	207,503

Liabilities and Stockholders’ Equity
Deposits:
Interest bearing	(Won)	118,654	(Won)	128,144	(Won)	123,203	(Won)	121,787	(Won)	125,195	US$	134,618
Non-interest bearing		3,745		3,460		3,017		3,912		4,345		4,672
Call money		306		225		652		1,253		168		180
Trading liabilities		625		762		2,297		1,078		1,223		1,315
Acceptances outstanding		881		605		743		627		620		667
Other borrowed funds		15,856		12,895		9,514		6,118		10,627		11,427
Accrued interest payable		4,463		3,938		3,495		3,307		3,698		3,977
Secured borrowings		7,864		8,207		6,121		8,118		7,463		8,024
Long-term debt		20,165		16,607		17,899		16,751		21,675		23,306
Other liabilities		2,634		2,552		2,900		4,151		3,174		3,415

Total liabilities		175,193		177,395		169,841		167,102		178,188		191,601

Minority interests		71		16		13		14		18		19
Common stock		1,641		1,682		1,682		1,682		1,682		1,808
Additional paid-in capital		5,146		5,393		5,400		5,416		5,404		5,810
Other		2,048		(507)		600		4,294		7,686		8,265

Stockholders’ equity		8,835		6,568		7,682		11,392		14,772		15,883

Total liabilities, minority interests and stockholders’ equity	(Won)	184,099	(Won)	183,979	(Won)	177,536	(Won)	178,508	(Won)	192,978	US$	207,503

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)930.0 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other securities.

Profitability ratios and other data

	Year ended December 31,
	2002	2003	2004	2005	2006
	(percentages)
Net income as a percentage of:
Average total assets (1)	0.71%	(0.49)%	0.56%	1.50%	1.61%
Average stockholders’ equity (1)	13.50	(7.17)	13.36	25.51	22.52
Dividend payout ratio (2)	1.80	—	16.33	6.81	39.73
Net interest spread (3)	3.71	3.68	3.62	3.29	3.15
Net interest margin (4)	4.02	4.01	3.84	3.53	3.43
Efficiency ratio (5)	44.70	43.17	43.00	49.33	50.56
Cost-to-average assets ratio (6)	2.49	2.28	2.19	2.38	2.36
Won loans (gross) as a percentage of Won deposits	115.68	108.30	108.00	106.34	112.16
Total loans (gross) as a percentage of total deposits	119.14	110.83	109.43	109.80	116.88

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our subsidiaries.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of net income.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Represents the ratio of non-interest expense to average total assets.

Capital ratios

	Year ended December 31,
	2002	2003	2004	2005	2006
	(percentages)
Total capital adequacy ratio (1)	10.41%	9.81%	11.01%	12.95%	14.17%
Tier I capital adequacy ratio (1)	6.62	6.03	6.67	9.67	10.07
Tier II capital adequacy ratio (1)	3.79	3.78	4.34	3.28	4.10
Average stockholders’ equity as a percentage of average total assets	5.26	6.83	4.20	5.87	7.17

(1)

Our capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission. The computation is based on our consolidated financial statements prepared in accordance with Korean GAAP, which may differ in certain significant respects from U.S. GAAP. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2002		2003		2004		2005		2006
	(in billions of Won, except percentages)
Total loans	(Won)	145,832	(Won)	145,858	(Won)	138,124	(Won)	138,012	(Won)	151,403
Total non-performing loans (1)		3,912		4,116		3,175		3,149		2,143
Other impaired loans not included in non-performing loans		2,680		3,072		2,034		1,615		1,195
Total of non-performing loans and other impaired loans		6,592		7,188		5,209		4,764		3,338
Total allowance for loan losses		5,195		5,772		4,461		3,212		2,468
Non-performing loans as a percentage of total loans		2.68%		2.82%		2.30%		2.28%		1.42%
Non-performing loans as a percentage of total assets		2.13		2.24		1.79		1.76		1.11
Total of non-performing loans and other impaired loans as a percentage of total loans		4.52		4.93		3.77		3.45		2.21
Allowance for loan losses as a percentage of total loans		3.56		3.96		3.23		2.33		1.63

(1)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due more than 90 days.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year ended December 31,
	2004					2005					2006
	Average balance(1)		Interest income(2)(3)(4)		Average yield	Average balance(1)		Interest income(2)(3)(4)		Average yield	Average balance(1)		Interest income(2)(3)(4)		Average yield
	(in billions of Won, except percentages)
Assets
Cash and interest-earning deposits in other banks	(Won)	1,188	(Won)	21	1.77%	(Won)	1,069	(Won)	27	2.53%	(Won)	860	(Won)	28	3.26%
Call loans and securities purchased under resale agreements		2,355		85	3.61		2,378		78	3.28		1,415		60	4.24
Trading securities		3,253		156	4.80		3,342		129	3.86		3,318		159	4.79
Investment securities (5)		20,030		1,004	5.01		23,357		960	4.11		27,605		1,217	4.41
Loans:
Commercial and industrial		42,369		2,639	6.23		39,031		2,352	6.03		44,631		2,694	6.04
Construction loans		4,718		309	6.55		4,283		284	6.63		5,194		349	6.72
Other commercial		926		43	4.64		1,295		65	5.02		1,514		86	5.68
Mortgage and home equity		55,863		3,607	6.46		58,376		3,355	5.75		60,373		3,724	6.17
Other consumer		27,287		2,197	8.05		24,506		2,002	8.17		22,046		1,811	8.21
Credit cards (4)		12,049		1,978	16.42		8,369		1,362	16.27		8,547		1,221	14.29
Foreign commercial and industrial		1,342		53	3.95		1,219		44	3.61		1,152		56	4.86

Loans (total)		144,554		10,826	7.49		137,079		9,464	6.90		143,457		9,941	6.93

Total average interest earning assets		171,380		12,092	7.06		167,225		10,658	6.37		176,655		11,405	6.46

Cash and due from banks		5,062		—	—		4,997		—	—		5,102		—	—
Foreign exchange spot contracts and derivatives		4,839		—	—		5,786		—	—		5,798		—	—
Premises and equipment		2,052		—	—		1,641		—	—		1,504		—	—
Due from customers on acceptance		532		—	—		1,092		—	—		594		—	—
Loan loss allowance		(5,373)		—	—		(3,844)		—	—		(2,396)		—	—
Assets of discontinued operations
Other non-interest earning assets		5,610		—	—		4,411		—	—		4,261		—	—

Total average non-interest earning assets		12,722		—	—		14,083		—	—		14,863		—	—

Total average assets	(Won)	184,102	(Won)	12,092	6.57	(Won)	181,308	(Won)	10,658	5.88	(Won)	191,518	(Won)	11,405	5.96

	Year ended December 31,
	2004					2005					2006
	Average balance(1)		Interest expense		Average cost	Average balance(1)		Interest expense		Average cost	Average balance(1)		Interest expense		Average cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	(Won)	620	(Won)	1	0.16%	(Won)	614	(Won)	7	1.14%	(Won)	625	(Won)	11	1.76%
Certificates of deposit		6,107		248	4.06		5,007		185	3.69		8,386		379	4.52
Other time deposits		68,230		2,716	3.98		66,229		2,388	3.61		62,015		2,433	3.92
Savings deposits		39,042		309	0.79		38,343		219	0.57		41,652		296	0.71
Mutual installment deposits		12,105		560	4.63		10,589		382	3.61		8,511		289	3.40

Deposits (total)		126,104		3,834	3.04		120,782		3,181	2.63		121,189		3,408	2.81
Call money		1,267		42	3.31		1,218		40	3.28		2,825		119	4.21
Borrowings from the Bank of Korea		911		22	2.41		687		14	2.04		653		15	2.30
Other short-term borrowings		8,150		310	3.80		7,474		275	3.68		7,574		339	4.48
Secured borrowings		7,400		366	4.95		7,109		310	4.36		8,622		389	4.51
Long-term debt		16,749		942	5.62		17,114		937	5.48		20,285		1,072	5.28

Total average interest bearing liabilities		160,581		5,516	3.44		154,384		4,757	3.08		161,148		5,342	3.31

Demand deposits		2,832		—	—		3,010		—	—		3,173		—	—
Foreign exchange spot contracts and derivatives		4,840		—	—		5,748		—	—		5,739		—	—
Acceptances to customers		652		—	—		760		—	—		593		—	—
Other non-interest bearing liabilities		7,472		—	—		6,759		—	—		7,139		—	—

Total average non-interest bearing liabilities		15,796		—	—		16,277		—	—		16,644		—	—

Total average liabilities		176,377		5,516	3.13		170,661		4,757	2.79		177,792		5,342	3.00

Stockholders’ equity		7,725		—	—		10,647		—	—		13,726		—	—

Total liabilities and stockholders’ equity	(Won)	184,102	(Won)	5,516	3.00	(Won)	181,308	(Won)	4,757	2.62	(Won)	191,518	(Won)	5,342	2.79

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our subsidiaries.
(2)

Interest income figures include dividends on securities and cash interest received on non-accruing loans. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Non-Accrual Loans and Past Due Accruing Loans.”

(3)	We do not invest in any tax-exempt securities.
(4)

Interest income from credit cards includes principally cash advance fees of (Won)1,148 billion, (Won)880 billion and (Won)708 billion and interest on credit card loans of (Won)430 billion, (Won)217 billion and (Won)274 billion for the years ended December 31, 2004, 2005 and 2006, respectively.

(5)

Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year ended December 31,
	2004	2005	2006
	(percentages)
Net interest spread (1)	3.62%	3.29%	3.15%
Net interest margin (2)	3.84	3.53	3.43
Average asset liability ratio (3)	106.72	108.32	109.62

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2005 compared to 2004 and 2006 compared to 2005. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2005 vs. 2004 Increase/(decrease) due to change in						2006 vs. 2005 Increase/(decrease) due to change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	(Won)	(2)	(Won)	8	(Won)	6	(Won)	(6)	(Won)	7	(Won)	1
Call loans and securities purchased under resale agreements		1		(8)		(7)		(37)		19		(18)
Trading securities		4		(31)		(27)		(1)		31		30
Investment securities		152		(196)		(44)		184		73		257
Loans
Commercial and industrial		(203)		(84)		(287)		338		4		342
Construction loans		(29)		4		(25)		61		4		65
Other commercial		18		4		22		12		9		21
Mortgage and home equity		157		(409)		(252)		117		252		369
Other consumer		(227)		32		(195)		(202)		11		(191)
Credit cards		(599)		(17)		(616)		28		(169)		(141)
Foreign commercial and industrial		(5)		(4)		(9)		(3)		15		12

Total interest income		(733)		(701)		(1,434)		491		256		747

	2005 vs. 2004 Increase/(decrease) due to change in						2006 vs. 2005 Increase/(decrease) due to change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest bearing liabilities
Deposits:
Demand deposits		0		6		6		0		4		4
Certificates of deposit		(42)		(21)		(63)		146		48		194
Other time deposits		(78)		(250)		(328)		(158)		203		45
Savings deposits		(5)		(85)		(90)		20		57		77
Mutual installment deposits		(65)		(113)		(178)		(72)		(21)		(93)
Call money		(2)		0		(2)		65		14		79
Borrowings from the Bank of Korea		(5)		(3)		(8)		(1)		2		1
Other short-term borrowings		(25)		(10)		(35)		4		60		64
Secured borrowings		(14)		(42)		(56)		68		11		79
Long-term debt		20		(25)		(5)		169		(34)		135

Total interest expense		(216)		(543)		(759)		241		344		585

Total net interest income	(Won)	(517)	(Won)	(158)	(Won)	(675)	(Won)	250	(Won)	(88)	(Won)	162

Exchange Rates

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 29, 2006, which was (Won)930.0 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 27, 2007, the noon buying rate was (Won)927.4 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low		High		Average(1)		Period-End
2002	(Won)	1,160.6	(Won)	1,332.0	(Won)	1,242.0	(Won)	1,186.3
2003		1,146.0		1,262.0		1,193.0		1,192.0
2004		1,035.1		1,195.1		1,139.3		1,035.1
2005		997.0		1,059.8		1,023.8		1,010.0
2006		913.7		1,002.9		954.3		930.0
2007 (through June 27)
January		925.4		942.2		936.8		941.0
February		932.5		942.3		936.9		942.3
March		937.2		949.1		942.9		941.1
April		926.1		937.0		930.7		931.0
May		922.3		934.0		927.6		927.4
June (through June 27)		926.1		932.3		928.2		927.4

Source:	Federal Reserve Bank of New York.
(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased rapidly in Korea. As the leading retail bank in Korea, our portfolio of retail loans, in particular, mortgage and home equity loans, has grown from (Won)60,506 billion as of December 31, 2001 to (Won)85,571 billion as of December 31, 2006. As of December 31, 2006, our retail loans represented 56.5% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans is often unsecured and therefore tends to carry a higher credit risk, has decreased from (Won)23,312 billion as of December 31, 2001 to (Won)21,589 billion as of December 31, 2006; as a percentage of total outstanding retail loans, such balance has also decreased from 38.5% as of December 31, 2001 to 25.2% as of December 31, 2006. The growth of our retail lending business, which generally offers higher margins than other lending activities, contributed significantly to our interest income and profitability in recent years. Although the size of our retail portfolio decreased in 2005 due to increased delinquencies in 2003 and 2004, heightened competition and government regulation in the retail loan lending segment, in 2006 our retail portfolio increased primarily as a result of increases in mortgage and home equity loans.

The growth of our retail loan portfolio in prior years led to significant increases in delinquency levels in 2003 and 2004, although delinquency levels stabilized starting in 2005. Higher delinquencies in 2003 and 2004 required us to increase our loan loss provisions and charge-offs, which in turn adversely affected our financial condition and results of operations. While our non-performing retail loans (defined as those that are over 90 days past due) decreased from (Won)1,046 billion as of December 31, 2001 to (Won)628 billion as of December 31, 2006 due to the relative stabilization of delinquency levels from 2005, there is no assurance that delinquency levels for our retail loans will not rise in the future.

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

In September 2003, we merged Kookmin Credit Card, our credit card subsidiary, into us in response to its liquidity problems stemming from the deteriorating asset quality of its credit card portfolio. The acquisition of minority interest was accounted for under the purchase method of accounting, and we stepped up the assets and liabilities acquired to their fair values at the date of acquisition. The excess of fair value of purchase consideration over the fair value of net assets acquired was recognized as goodwill. Following the merger, our credit card operations continued to record significant additional net losses through the first three quarters of 2004. This was primarily due to high delinquency levels and substantial charge-offs and loan loss provisions. Our delinquency ratio (which represents the ratio of amounts that are overdue by one day or more to total outstanding balances) with respect to our credit card portfolio was 20.6%, 21.6%, 8.42%, 5.8% and 4.81% as of December 31, 2002, 2003, 2004, 2005 and 2006, respectively. While our strengthened risk management efforts have resulted in recent decreases in the delinquency ratio, credit card delinquencies may increase in the future as a result of, among other things, adverse economic developments in Korea and the inability of Korean consumers to manage increased household debt, as reflected in the persistent practice among some credit cardholders of obtaining multiple credit cards and using cash advances from one card to make payments due on others.

In addition, in line with industry practice, we have restructured a large portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans and also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We have discontinued the practice of providing substituted cash advances from January 2004. As of December 31, 2006, these restructured loans outstanding amounted to (Won)135 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by one day or more accounted for 5.85% of our credit card receivables (including credit card loans) as of December 31, 2006.

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

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). We estimate, based on our internal classifications made for Korean GAAP purposes, that our loans to small- and medium-sized enterprises increased from (Won)30,498 billion as of December 31, 2001 to (Won)41,498 billion as of December 31, 2006. During that period, we estimate that non-performing loans to small- and medium-sized enterprises also increased from (Won)1,108 billion to (Won)1,451 billion, although the non-performing loan ratio for such loans decreased from 3.6% as of December 31, 2001 to 3.5% as of December 31, 2006. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 1.2% as of December 31, 2006. As of December 31, 2006, the delinquency ratio for loans to small- and medium-sized enterprises was calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are overdue by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won-currency loans on a Korean GAAP basis decreased from 3.3% as of December 31, 2001 to 1.04% as of December 31, 2006 but may rise again in the future. From January 1, 2007, the delinquency ratio for small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are over due by one month or more to (2) the aggregate outstanding balance of such loans. Accordingly, we are taking measures to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as construction, hotels, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future.

Among other things, aggressive marketing and intense competition among banks in the small- and medium-sized enterprise lending market contributed to a deterioration in profitability and in the asset quality of our loans to this segment, especially in 2003 and 2004. Such deterioration also led to increased charge-offs and higher provisioning and reduced interest and fee income from this segment during such periods. The ability of our small- and medium-sized enterprise customers to service their debt may be further undermined by adverse economic developments in the future, including sustained high levels of oil prices and other raw material costs or the continued strength of the Won leading to reduced competitiveness for exported Korean goods, which may lead to further deterioration in the asset quality of our loans to such customers. In addition, many small- and medium-sized enterprises have close business relationships with the largest Korean commercial conglomerates, known as “chaebols,” primarily as suppliers. Any difficulties encountered by those chaebols would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans.

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

In March 2007, we reduced or waived many of the fees we charge on our banking services, in response to customer demand. Specifically, we reduced or waived our fees on fund transfers through our Internet, mobile and telephone banking services, as well as on transfers and after-hour withdrawals through ATMs. We also reduced our wire transfer fees and eliminated the fees we charge on issuance of bankers’ checks and certain tax-related statements. These measures may result in a significant reduction in our banking-related fee income.

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

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004 and Standard Chartered Bank’s acquisition of Korea First Bank in 2005, as well as Chohung Bank’s merger with Shinhan Bank in April 2006. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

We face full competition with respect to our mortgage business, which may result in a further decrease of our market share and adversely affect our margins.

We were formed through a merger between the former Kookmin Bank and H&CB in 2001. Until 1997, by law, H&CB was the only financial institution in Korea that could offer a full range of mortgage products. Among other things, it had the exclusive ability to offer mortgages with terms longer than ten years, provide housing-related deposit accounts and offer preferential rights to subscribe for newly built apartments.

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

Risks relating to our large corporate loan portfolio

We have exposure to chaebols, and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, guarantees and acceptances and other exposures) as of December 31, 2006, eight were to companies that were members of the 36 largest chaebols in Korea. As of that date, the total amount of our exposures to the 36 largest chaebols was (Won)11,005 billion, or 6.0% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2006, our loans and guarantees to companies that were in workout or court-supervised restructuring (including composition and corporate reorganization) amounted to (Won)701 billion or 0.4% of our total loans and guarantees, of which (Won)295 billion or 42.1% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for losses on these loans and guarantees amounted to (Won)274 billion, or 39.1% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures with respect to such securities as of December 31, 2006 to companies in workout or court-supervised restructuring (including composition and corporate reorganization) amounted to (Won)843 billion, or 0.5% of our total exposures. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (as well as 75% or more of the total outstanding secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

Our current allowances for losses on loans and guarantees to construction companies may not be sufficient to cover all future related losses.

We have established allowances for losses on loans and guarantees to construction companies that we consider to have a greater likelihood of becoming non-performing. As of December 31, 2006, we had loans and guarantees outstanding to construction companies in the amount of (Won)6,697 billion, or 4.3% of our total loans and guarantees, of which (Won)242 billion or 3.6% was classified as substandard or below. As of the same date, our allowance for losses on these loans and guarantees amounted to (Won)144 billion, or 59.5% of the amount classified as substandard or below, and 2.2% of the total. Most of our exposure to construction companies consists of loans to small- and medium-sized enterprises. These allowances may not be sufficient to cover all future losses arising from our exposure to construction companies.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2006, our loans and guarantees to our 20 largest borrowers totaled (Won)8,570 billion and accounted for 5.5% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to Hyundai Heavy Industries, to which we had outstanding credit exposures (all of which was in the form of guarantees and acceptances) of (Won)1,472 billion, representing 0.9% of our total loans and guarantees. Any further deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

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

As of December 31, 2006, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of (Won)2,847 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates, which may be significant in light of the current low interest environment, or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

We may be assessed additional income taxes in respect of prior years as a result of a tax audit by the National Tax Service of Korea.

During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of us for the fiscal years 2002, 2003, 2004 and 2005, as a result of which we were assessed (Won)190 billion for tax deficiencies. We recorded the entire amount of the additional income tax in our consolidated financial statements as of December 31, 2006 as “Income Tax Expenses” and “Other Liabilities” in accordance with SFAS No. 5 “Accounting for Contingencies” and have paid a substantial portion of such additional tax in June 2007. We plan to appeal such assessment to the National Tax Tribunal. The National Tax Service of Korea is also reviewing whether to assess additional income taxes for prior years based on its tax audit, and the amount of any such additional tax assessment may be significant.

We may be required to make transfers from our general banking operations to cover shortfalls in our guaranteed trust accounts, which could have an adverse effect on our results of operations.

We manage a number of money trust accounts. Under Korean law, trust account assets of a bank are required to be segregated from the assets of that bank’s general banking operations. Those assets are not available to satisfy the claims of a bank’s depositors or other creditors of its general banking operations. For some of the trust accounts we manage, we have guaranteed the principal amount of the investor’s investment. Since January 2004, banks have been prohibited from providing new trust accounts that guarantee the principal amount of investments, other than certain retirement trust and annuity trust products. However, we will continue to provide guarantees with respect to existing accounts, which contain the aforementioned guarantee provisions.

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2006, we had (Won)60 billion as special reserves in trust account assets for which we provided guarantees of principal. There were no significant transfers from general banking operations to cover deficiencies in guaranteed trust accounts in 2004, 2005 and 2006. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

Our Internet banking services are subject to security concerns relating to the commercial use of the Internet.

We provide Internet banking services to our retail and corporate customers, which require sensitive customer information, including passwords and account information, to be transferred over a secure connection on the Internet. However, connections on the Internet, although secure, are not free from security breaches. We may experience security breaches or unexpected disruptions in connection with our Internet banking service in the future, which may result in liability to our customers and third parties and have an adverse effect on our business or reputation.

We may experience disruptions, delays and other difficulties from our information technology systems.

We rely on our information technology systems for our daily operations including customer service, transactions, billing and record keeping. We may experience disruptions, delays or other difficulties from our information technology systems, which may have an adverse effect on our business and adversely impact our customers’ confidence in us.

We do not prepare interim financial information on a U.S. GAAP basis.

Neither we nor our subsidiaries are required to, and we and our subsidiaries do not, prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance. See “Item 5B. Liquidity and Capital Resources—Selected Financial Information under Korean GAAP” and “—Reconciliation with Korean GAAP.” As a result, our provision and allowance levels reflected under Korean GAAP in our results as of the end of and for 2002, 2003, 2004, 2005 and 2006 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

Risks relating to liquidity and capital management

A considerable increase in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which, as a result, could adversely affect us.

From 2000 to 2004, interest rates in Korea declined to historically low levels as the government sought to stimulate economic growth through active rate-lowering measures. Interest rates started to rebound in the second half of 2005 and have stabilized in 2006. The vast majority of debt securities we hold pay interest at a fixed rate. However, all things being equal and assuming that the interest rate sensitivity gap of our assets and liabilities is narrow, a considerable increase in interest rates would lead to a decline in the value of the debt securities in our portfolio. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. A considerable rise in interest rates may therefore require us to rebalance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2006, approximately 92.1% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In particular, we estimate that increases in our short-term deposits in prior years were attributable in large part to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the low interest rate environment and volatile stock market conditions. Accordingly, a substantial number of our short-term deposit customers may withdraw their funds or fail to roll over their deposits if higher-yielding investment opportunities emerge. In that event, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations.

We may be required to raise additional capital to maintain our capital adequacy ratios, which we may not be able to do on favorable terms or at all.

Pursuant to the capital adequacy requirements of the Financial Supervisory Commission, we are required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. As of December 31, 2006, our Tier I capital adequacy ratio was 10.07% and our combined Tier I and Tier II capital adequacy ratio was 14.17%, which exceeded the minimum levels required by the Financial Supervisory Commission. However, our capital base and capital adequacy ratio may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

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

In June 2006, the Financial Supervisory Service announced that it would implement the new Basel Capital Accord, referred to as Basel II, in Korea beginning on January 1, 2008. The implementation of Basel II will have a substantial effect on the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on market risk and capital adequacy and asset soundness as measures of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk. Our implementation of Basel II may require an increase in our capital requirements, which may require us to either improve our asset quality or raise additional capital.

In addition, under Basel II, we are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating credit risk capital requirements. We have voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing our credit risk capital requirements. For regulatory reporting purposes, we are planning to implement a “Foundation Internal Ratings-based Approach” for credit risk and a standardized approach for operational risk from January 1, 2008, with the “Advanced Internal Ratings-based Approach” and “Advanced Measurement Approach” being implemented for credit risk and operational risk, respectively, from January 2009. For internal measurement purposes, we began to implement the Advanced Internal Ratings-based Approach for credit risk and Advanced Measurement Approach for operational risk commencing in 2007. We recently conducted a Quantitative Impact Study (or QIS) as of December 31, 2006, in accordance with instructions from the Financial Supervisory Service. The results of the QIS indicated that our capital adequacy ratio increased under the internal ratings-based approach, whereas our capital adequacy ratio decreased marginally under the standardized approach. Such QIS results, however, are based on preliminary data, and it is possible that our internal ratings-based approach may require an increase in our credit risk capital requirements, which may require us to either improve our asset quality or raise additional capital. Furthermore, the supervisory accreditation of our internal ratings-based approach will not be determined until the second half of 2007, and more detailed and reliable analysis of the impact of the implementation of Basel II will not be available until the second half of 2007 when we begin the parallel measurement of our capital adequacy ratios under both our previous approach under the initial Basel Capital Accord of 1988 and our new Basel II approaches.

See “Item 5A. Operating Results—Overview—New Basel Capital Accord” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

Risks relating to government regulation and policy

New loan loss provisioning guidelines implemented by the Financial Supervisory Commission may require us to increase our provisioning levels under Korean GAAP, which could adversely affect us.

In recent years, the Financial Supervisory Commission has implemented changes to the loan loss provisioning requirements applicable to Korean banks under Korean GAAP, which have resulted in increases to the Bank’s provisions and have adversely impacted the Bank’s reported results of operations and financial condition under Korean GAAP. Until 2004, the requirement to establish allowances for possible losses in respect of confirmed acceptances and guarantees applied only to those classified as substandard or below. Commencing in the second half of 2005, the requirement was extended to cover confirmed acceptances and guarantees classified as normal or precautionary, as well as unconfirmed acceptances and guarantees and bills endorsed. Similarly, until 2004, the requirement to establish other allowances in respect of unused credit lines applied only to the unused credit limit for cash advances on active credit card accounts, defined as those with a transaction recorded during the past year. Commencing in the second half of 2005, the requirement was extended to cover the unused credit limit for credit card purchases on active accounts, as well as the unused credit limit on consumer and corporate loans. These changes resulted in a significant increase in our allowance for acceptances and guarantees and other allowances under Korean GAAP, and a corresponding decrease in our income before income tax under Korean GAAP, in 2005.

Furthermore, in the second half of 2006, the Financial Supervisory Commission increased the minimum required provisioning levels applicable to loans, confirmed and unconfirmed acceptances and guarantees, bills endorsed and unused credit lines that are classified as normal and precautionary. The Financial Supervisory Commission also extended the requirement to establish other allowances on unused credit lines to cover inactive credit card accounts. These changes resulted in a significant increase in our allowance for loan losses, allowance for acceptances and guarantees and other allowances under Korean GAAP, and a corresponding decrease in our income before income tax under Korean GAAP, in 2006.

In addition, in November 2004, the Financial Supervisory Commission announced that it will implement new loan loss provisioning guidelines by the end of 2007 under which Korean banks will take into account “expected losses” with respect to credits in establishing their allowance for loan losses, instead of establishing such allowances based on the classification of credits under the current asset classification criteria. Under the new guidelines, all Korean banks were advised to establish systems to calculate their “expected losses” based on their historical losses during 2005. The Financial Supervisory Commission also announced that Korean banks could voluntarily comply with the new loan loss provisioning guidelines commencing in 2005. Specifically, in the second half of 2005, banks that had implemented a credible internal system for evaluating “expected losses” could establish their allowance for loan losses based on their historical losses, so long as the total allowance for loan losses established exceeded the levels required under the asset classification-based provisioning guidelines. Similarly, in the first half of 2006, banks that had implemented a credible system for evaluating “expected losses” could establish their allowance for loan losses based on such expected losses, so long as the total allowance established exceeded required levels. We complied with the new guidelines and implemented a system for evaluating “expected losses” in establishing our allowance for loan losses. However, the Financial Supervisory Commission has not since released any further details regarding the new guidelines, and it is unclear whether such new guidelines will be implemented at the end of 2007 as previously announced. Full compliance with the new guidelines may increase our provisions for loan losses under Korean GAAP compared to previous levels established under the asset classification-based provisioning guidelines.

Any future required increases in our provisions for loan losses under Korean GAAP could have an adverse effect on our reported results of operations and financial condition under Korean GAAP and our reported capital adequacy ratio, which in turn may adversely affect the market price of our common stock and ADSs.

Government regulation of retail lending, particularly mortgage and home equity lending, has recently become more stringent, which may adversely affect our retail banking operations.

In light of concerns regarding the potential risks of excessive retail lending, particularly mortgage and home equity lending, the Korean government has in recent years adopted more stringent regulations with respect to retail lending by Korean banks. For example, in October 2003, the government advised Korean banks to limit their loans to a maximum of 40% of the value of the underlying real estate collateral, in the case of mortgage and home equity lending in areas where the average real estate price had increased substantially. In addition, the Korean government announced the implementation of measures to stabilize the real estate market in October 2003, which included:

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

•

adopted more stringent guidelines that require financial institutions to impose debt-to-income ratio limits on customers, in addition to loan-to-value ratio requirements, in connection with mortgage loans for real estate located in areas of wide-spread real property speculation or excessive investment;

•	issued unofficial guidance recommending that Korean banks further limit their mortgage and home equity lending; and

•	adopted new measures to increase the supply of residential properties, including long-term residential lease properties.

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

Due to the rapid growth of the credit card market and rising consumer debt levels in Korea in prior years, the Korean government has heightened its regulatory oversight of the credit card industry. From mid-2002 through early 2003, the Ministry of Finance and Economy and the Financial Supervisory Commission adopted a variety of amendments to existing regulations governing the credit card industry. Among other things, these amendments increased minimum required provisioning levels applicable to credit card receivables, required the reduction in volumes for certain types of credit card loans, increased minimum capital ratios and allowed the imposition of new sanctions against credit card companies that failed to meet applicable requirements. The Financial Supervisory Commission and the Financial Supervisory Service also implemented a number of changes to the rules governing the evaluation and reporting of credit card balances and delinquency ratios, as well as procedures governing which persons may receive credit cards. For more details relating to these regulations, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

The Korean government may adopt further regulatory changes in the future that affect the credit card industry. Depending on their nature, such changes may adversely affect our credit card operations, by restricting its growth or scope, subjecting it to stricter requirements and potential sanctions or greater competition, constraining its profitability or otherwise.

The fee income that we receive from the Korean government for acting as one of the managers of the National Housing Fund may be reduced if the Korean government designates additional financial institutions as managers or changes the basis of calculating fund management fees.

The National Housing Fund is a government fund that provides housing loans to low-income households and construction loans to fund projects to build small-sized housing. From 1981 until 2001, H&CB solely managed the operations of the National Housing Fund and received a monthly management fee. We have managed the fund since our formation as a result of the merger between the former Kookmin Bank and H&CB. In 2006, we received total management fees of (Won)172 billion.

In January 2000, the relevant law that had specified H&CB as the institution that manages the National Housing Fund was amended to provide that the Ministry of Construction and Transportation is to designate the institution that will perform this function. In November 2002, the ministry designated two other financial institutions as managers, together with us, of the National Housing Fund with a view to diversifying its management. In February 2003, the ministry changed the basis of calculating fees related to the National Housing Fund and, in March 2006, appointed an independent consultant to advise on further changes to the basis of calculating such fees and the designation of institutions to manage the National Housing Fund. If any future changes to the basis of calculating fees results in lower management fees or if the ministry decides to designate additional institutions to manage the National Housing Fund, our fee income from managing it will be reduced compared to current levels, which in turn may have an adverse effect on our results of operations.

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

The Korean government has in the past provided and may continue to provide policy loans, which encourage lending to particular types of borrowers. It has generally done this by identifying sectors of the economy it wishes to promote and making low-interest funding available to financial institutions that may voluntarily choose to lend to these sectors. The government has in this manner provided policy loans intended to promote mortgage lending to low-income individuals and lending to small- and medium-sized enterprises. All loans or credits we choose to make pursuant to these policy loans would be subject to review in accordance with our credit approval procedures. However, the availability of policy loans may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of such loans from the government.

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

The Korean government is seeking to enact the proposed Financial Investment Services and Capital Market Act, which may intensify competition in the Korean banking industry.

Since 2006, the Korean government has been seeking to adopt a new law relating to the integration and rationalization of the Korean capital markets and financial investment products industry. The proposed law, which is named the Financial Investment Services and Capital Market Act, is expected to be adopted in 2008. If the law is adopted in its proposed form, we and other banks in Korea may face greater competition in the Korean financial services market from securities companies and other non-bank financial institutions. For example, securities companies currently are not permitted to accept deposits other than for purposes of securities investment by customers and may not provide secondary services in connection with securities investments such as settlement and remittance relating to such deposits. However, under the proposed new law, financial investment companies, which will replace the current securities companies, among others, will be able to provide such secondary services. Accordingly, we and other banks in Korea may experience a loss of customer deposits (which in turn may result in a need to seek alternative funding sources and an increase in our funding costs), as well as a decrease in our settlement and remittance service fee income.

Risks relating to Korea

Escalations in tensions with North Korea could have an adverse effect on us and the market price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapon and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In return, the other five parties in the six-party talks agreed to provide 50,000 tons of heavy fuel oil to North Korea in the initial phase of their energy assistance.

There can be no assurance that the February 2007 accord will be implemented as agreed or that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, including a breakdown of high-level contacts between Korea and North Korea or occurrence of military hostilities, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

Unfavorable financial and economic developments in Korea may have an adverse effect on us.

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which the country took several years to recover.

The economic indicators in 2004, 2005 and 2006 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Recent developments in the Middle East, including the war in Iraq and its aftermath, higher oil prices, the general weakness of the global economy and the possibility of an outbreak of avian flu in Asia and other parts of the world have increased the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy for some time. Any future deterioration of the Korean or global economy could adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols, or their suppliers, and their potential adverse impact on the Korean economy;

•	failure or lack of progress in restructuring of chaebols, the financial industry and other large troubled companies;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	a slowdown in consumer spending and the overall economy;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

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

The legal and regulatory framework for the Korean financial industry is undergoing significant reforms and changes. For example, in the past the Korean government regulated, among other things, lending rates and deposit rates for banks. Regulations also dictated the extent of competition by restricting new entrants and the growth of existing financial institutions, including the opening of new branches. Ongoing regulatory reforms have removed all controls on lending rates and deposit rates (except for the prohibition on interest payments on current account deposits) and have relaxed barriers to entry, including by foreign financial institutions, leading to increased competition. Further liberalization of the financial services industry in Korea could result from the conclusion of a free trade agreement between Korea and the United States in 2007. At the same time, the Korean government has revised its regulations in recent years to impose stricter regulatory standards and oversight on Korean financial institutions, as part of its efforts to modernize the industry and to address specific social and economic issues. In particular, the Korean government has revised the regulations relating to credit cards and household lending as part of its effort to control the potential risks of excessive consumer lending. Continuing regulatory changes in the financial industry will require us to modify our business operations and may adversely affect our results of operations.

Labor unrest in Korea may adversely affect our operations.

Any future economic downturn in Korea or an increase in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistics Office, the unemployment rate increased from 3.3% in 2002 to 3.6% in 2003 and 3.7% in 2004 and 2005. Although the unemployment rate decreased slightly to 3.5% in 2006, an increase in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

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

Our common stock is listed on the Stock Market Division of the Korea Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the Stock Market Division of the Korea Exchange has prescribed a fixed range in which share prices are permitted to move on a daily basis. In the 1990’s, the Korea Composite Stock Price Index, known as the “KOSPI,” reached a peak for the decade of 1,138.75 in 1994 and subsequently fell to a low of 280.00 in 1998. On April 17, 2000, the KOSPI experienced a 93.17 point drop, which represented the single largest decrease in the history of the KOSPI. On June 27, 2007, the KOSPI closed at 1,733.10. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

In July 1999, H&CB entered into an investment agreement with certain affiliates of the ING Groep N.V., a leading global financial services group. Through ING Insurance International B.V. and ING International Financial Holdings, ING Groep N.V. invested (Won)332 billion to acquire 9,914,777 new common shares of H&CB representing 9.99999% of H&CB’s outstanding common shares. As of December 31, 2006, ING Groep N.V. beneficially owned 4.06% of our outstanding common stock.

In December 2002, we formally extended our strategic alliance agreement with ING Bank N.V., replacing its prior investment agreement with H&CB. In August 2003, our board approved and ratified an amended and restated strategic alliance agreement with ING Bank N.V. As a result:

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

On September 29, 2001, the merger proposal was approved by the stockholders of both banks at extraordinary general meetings called for that purpose. The merger became effective on November 1, 2001. This merger resulted in Kookmin Bank becoming the largest commercial bank in Korea. Our ADSs were listed on the New York Stock Exchange on November 1, 2001 and our common shares were listed on the Stock Market Division of the Korea Exchange on November 9, 2001. As of October 31, 2001, H&CB’s total assets were (Won)67,399 billion, its total deposits were (Won)51,456 billion, its total liabilities were (Won)64,537 billion and it had stockholders’ equity of (Won)2,849 billion. As required by U.S. GAAP, we recognized H&CB’s total assets and liabilities at their estimated fair values of (Won)68,329 billion and (Won)64,840 billion, respectively. These amounts reflect the recognition of (Won)562 billion of negative goodwill, which was allocated to the fixed assets, core deposit intangible assets and credit card relationship intangible assets assumed.

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

Business

We are the largest commercial bank in Korea. As of December 31, 2006, we had total assets of (Won)192,978 billion and total deposits of (Won)129,540 billion. On the asset side, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. On the deposit side, we provide a full range of deposit products and related services to both individuals and enterprises of all sizes.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined network of 1,132 branches as of December 31, 2006, the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2006, we had a customer base of over 25 million retail customers, which represented approximately one-half of the Korean population. Of the population in Korea between the ages of 20 and 40, approximately two-thirds have accounts with us. As of December 31, 2006, we also had over 125,000 small- and medium-sized enterprise customers.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2006 retail loans, credit card loans and credit card receivables accounted for 62.4% of our total loan portfolio:

	As of December 31,
	2004			2005			2006
	(in billions of Won, except percentages)
Retail
Mortgage and home equity (1)	(Won)	57,965	42.0%	(Won)	59,143	42.9%	(Won)	63,982	42.3%
Other consumer (2)		25,963	18.8		23,114	16.7		21,589	14.2

Total retail		83,928	60.8		82,257	59.6		85,571	56.5
Credit card		9,421	6.8		8,369	6.1		8,955	5.9
Corporate		43,657	31.6		46,157	33.4		56,096	37.1
Capital markets activities and international banking		1,118	0.8		1,229	0.9		781	0.5

Total loans	(Won)	138,124	100.0%	(Won)	138,012	100.0%	(Won)	151,403	100.0%

(1)

Includes (Won)1,186 billion, (Won)1,174 billion and (Won)1,137 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2004, 2005 and 2006, respectively.

(2)	Includes (Won)9,062 billion, (Won)7,620 billion and (Won)7,481 billion of overdraft loans as of December 31, 2004, 2005 and 2006, respectively.

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

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly, particularly in 2001 and 2002 as the nationwide trend towards credit card use accelerated. As of December 31, 2006, we had more than 9 million holders of KB Card.

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

The key elements of our strategy are as follows:

Identifying, targeting and marketing to attractive customer segments and providing superior customer value and service to such segments

In recent years, rather than focusing on developing products and services to satisfy the overall needs of the general population, we have increasingly targeted specific market segments that we expect to generate superior growth and profitability. We will continue to implement a targeted marketing approach that seeks to identify the most attractive customer segments and to develop strategies to build market share in those segments. In particular, we intend to increase our “wallet share” of superior existing customers by using our advanced customer relationship management technology to better identify and meet the needs of our most creditworthy and high net worth customers, on whom we intend to concentrate our marketing efforts. We estimate that there are approximately 6 million people who fall into this category in Korea, and we aim to cross-sell our loan and other products to those customers who have an account with us.

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

Focusing on expanding and improving credit quality in our corporate lending business

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

We plan to establish new mid- to long-term strategies to address changes in our operations and market conditions, including the pending implementation of the Financial Investment Services and Capital Market Act.

Branch Network

As of December 31, 2006, we had 1,132 branches and sub-branches in Korea, which were the largest number of branches among Korean commercial banks. In Korea, retail transactions are generally conducted in cash, although credit card use has increased, and conventional checking accounts are not offered or used as widely as in other countries. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. More than 40% of our branches and sub-branches are located in Seoul, and approximately 24% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2006:

Area	Number of branches	Percentage
Seoul	458	40.5%
Six largest cities (other than Seoul)	266	23.5
Other	408	36.0

Total	1,132	100.0%

In addition, we have continued to implement the specialization of branch functions. Of our branch network, 96 branches handle corporate transactions exclusively and are dedicated to providing comprehensive services to our corporate customers.

In order to support our branch network, we have established an extensive network of automated banking machines, which are located in branches and in unmanned outlets known as “autobanks.” These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2006, we had 8,930 ATMs, 161 cash dispensers and 381 passbook printers.

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

	For the year ended December 31,
	2004		2005		2006
Number of transactions (millions)		786		621		675
Fee revenue (in billions of Won)	(Won)	92	(Won)	90	(Won)	89

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total lending represented by our retail loans as of the dates indicated:

	As of December 31,
	2004			2005			2006
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	(Won)	57,965	42.0%	(Won)	59,143	42.9%	(Won)	63,982	42.3%
Other consumer loans (1)		25,963	18.8		23,114	16.7		21,589	14.2

Total	(Won)	83,928	60.8%	(Won)	82,257	59.6%	(Won)	85,571	56.5%

(1)	Excludes credit card loans, but includes overdraft loans.

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

Mortgage and Home Equity Loan Products. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. Although the maximum term of mortgage loans is 35 years, the majority of our mortgage loans have significantly shorter maturities, which may be renewed. Non-amortizing home equity loans have an initial maturity of three years, which may be extended on an annual basis for a maximum of ten years. Home equity loans subject to amortization of principal may have a maximum term of up to 35 years. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2006, 57.2% of our mortgage loans were secured by residential property which is the subject of the loan, 9.3% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 33.5% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2006, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 52.3%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.” As a result of government initiatives, we have also tightened our mortgage loan guidelines.

Pricing. The interest rates on our retail mortgage loans are generally based on a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived using our Market Opportunity Rate system, which reflects our internal cost of funding, further adjusted to account for our expenses related to lending). Our interest rates also incorporate a margin based among other things on the type of security, the credit score of the borrower and the estimated loss on the security. We can adjust the price to reflect the borrower’s current and/or expected future contribution to us. The applicable interest rate is determined at the time of the loan. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.7% to 1.4% of the loan amount in addition to the accrued interest.

The interest rates on our home equity loans are determined on the same basis as our retail mortgage loans.

As of December 31, 2006, our current three-month, six-month and twelve-month base rates were 6.00%, 6.01% and 6.13%, respectively.

As of December 31, 2006, 99.6% of our outstanding mortgage and home equity loans was priced based on a floating rate and 0.4% was priced based on a fixed rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2006, approximately (Won)11,706 billion, or 54.2% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and typically have a maturity between one and three years. The amount of overdraft loans as of December 31, 2006 was approximately (Won)7,481 billion.

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

As of December 31, 2006, 99.6% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches and the merger, together with our long history of development and our resulting know-how and expertise, as of December 31, 2006, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was (Won)94,024 billion, (Won)94,817 billion and (Won)89,356 billion as of December 31, 2004, 2005 and 2006, respectively, which constituted 74.5%, 75.4% and 69.0% respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•

Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time or savings deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 3.9% of our total deposits as of December 31, 2006 and paid average interest of 1.76% for 2006.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the Korea Composite Stock Prices Index (known as “KOSPI”), or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically range from one month to five years, and the term for installment savings deposits range from six months to ten years. Retail and corporate time deposits constituted 47.8% of our total deposits as of December 31, 2006 and paid average interest of 3.92% for 2006. Most installment savings deposits offer fixed interest rates.

•

Savings deposits, which allow depositors to deposit and withdraw money at any time and accrue interest at an adjustable interest rate, which is currently below 3.3%. Retail and corporate savings deposits constituted 33.8% of our total deposits as of December 31, 2006 and paid average interest of 0.71% for 2006.

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

This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from (Won)2 million to (Won)15 million depending on the location of the holder’s current residence and the size of the desired apartment unit. These deposit products target high and middle income households.

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

We have a “priority customer” program called KB Star Club that categorizes our customers by their average deposit balance for the most recent three-month period, the amount of their transactions with us and their program points based on such balances and transactions. A customer may receive preferential treatment in various areas, including interest rates and transaction fees, depending upon how the customer is classified. As of December 31, 2006, we had over three million KB Star Club customers, representing approximately 12.8% of our total retail customer base of over 25 million retail customers. In 2006, on an average balance basis, our KB Star Club customers held approximately 81.1% of our total retail customer deposits, and revenues from our KB Star Club customers accounted for approximately 62.2% of our revenues derived from our retail customers.

In 2002, after significant research and planning, we launched private banking operations at our headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2006, we had established 18 centers (including 1 sub-center) and plan to increase the number of private banking centers as necessary. We believe that by offering high quality personal wealth management services to these customers we can increase our share of the priority customer market, which will increase our profitability and our position in the retail banking market.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits, which do not include foreign currency deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a premium rate of 0.2% of our average deposits and we paid (Won)218 billion for 2006.

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

	As of and for the year ended December 31,
	2004(1)		2005		2006
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		11,362		9,343		8,883
Corporate accounts		182		159		173

Total		11,544		9,502		9,056

Number of merchants (at year end) (thousands)		1,492		1,507		1,610
Active ratio (at year end) (2)		54.9%		62.7%		68.4%
Credit card fees
Merchant fees (3)	(Won)	803	(Won)	788	(Won)	868
Installment and cash advance fees		1,388		1,018		864
Annual membership fees		45		41		37
Other fees		401		234		286

Total	(Won)	2,637	(Won)	2,081	(Won)	2,055

Charge volume (4)
General purchase	(Won)	25,373	(Won)	29,836	(Won)	34,307
Installment purchase		7,520		6,748		7,019
Cash advance		33,456		24,261		19,837
Card loan (5)		2,999		1,002		2,554

Total	(Won)	69,348	(Won)	61,847	(Won)	63,717

Outstanding balance (at year end) (6)
General purchase	(Won)	1,808	(Won)	2,491	(Won)	2,832
Installment purchase		1,524		1,544		1,740
Cash advance		2,934		2,562		2,348
Card loan (5)		1,378		975		1,748

Total (7)	(Won)	7,644	(Won)	7,572	(Won)	8,668

Average outstanding balances (6)
General purchase	(Won)	1,804	(Won)	2,045	(Won)	2,564
Installment purchase		2,027		1,479		1,559
Cash advance		3,497		2,689		2,396
Card loan (5)		2,256		1,111		1,338
Delinquency ratios (at year end) (8)
Less than 1 month		1.48%		1.03%		0.97%
From 1 month to 3 months		3.32		1.70		1.13
From 3 months to 6 months		0.29		0.18		0.27
Over 6 months		0.11		0.11		0.11

Total		5.20%		3.01%		2.47%

Non-performing loan ratio
Reported		4.55%		2.19%		1.29%
Managed		3.91%		2.05%		1.26%
Write-offs (gross)	(Won)	3,261	(Won)	868	(Won)	496
Recoveries (9)		131		233		236

Net write-offs	(Won)	3,130	(Won)	635	(Won)	260

	As of and for the year ended December 31,
	2004(1)		2005		2006
	(in billions of Won, except number of holders, accounts and percentages)
Gross write-off ratio (10)		34.04%		11.85%		6.31%
Net write-off ratio (11)		32.66%		8.67%		3.31%
Asset sales		—		—		—
Asset securitization (12)	(Won)	1,790	(Won)	810	(Won)	305

(1)	Includes data for credit cards issued under the Kookmin Card and BC Card brands prior to September 2004.
(2)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year end.
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

(7)

The total outstanding balances pursuant to U.S. GAAP for all of our credit cards were (Won)9,421 billion as of December 31, 2004, (Won)8,369 billion as of December 31, 2005 and (Won)8,955 billion as of December 31, 2006.

(8)

Represents the ratio of delinquencies to outstanding balance. In line with industry practice, we have restructured a large portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans and have also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We discontinued the practice of providing substituted cash advances from January 2004. As of December 31, 2006, these restructured loans amounted to (Won)139 billion. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

(9)	Does not include proceeds that we received from sales of our non-performing loans that were written off.
(10)

Represents the ratio of gross write-offs for the year to average outstanding balance for the year. Under Korean GAAP, our charge-off policy is generally to write off balances which have been overdue for four payment cycles or more or which have been classified as expected loss. In 2004, our write-off ratio under Korean GAAP increased considerably due to significant repurchases and subsequent write-offs of credit card receivables underlying asset-backed securities that were issued in late 2002.

(11)

Represents the ratio of net write-offs for the year to average outstanding balances for the year. Under Korean GAAP, our charge-off policy is generally to write off balances which have been overdue for four payment cycles or more or which have been classified as expected loss. In 2004, our write-off ratio under Korean GAAP increased considerably due to significant repurchases and subsequent write-offs of credit card receivables underlying asset-backed securities that were issued in late 2002.

(12)	Comprises credit card balances that were transferred in asset securitization transactions. Under U.S. GAAP, these transfers are not recognized as sales.

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

As of December 31, 2006, we had more than 9 million cardholders. Of the credit cards outstanding, 68.4% were active, meaning that they had been used at least once during the previous six months. For 2006, our market share with respect to charge volume was 16.4% according to the Financial Supervisory Service.

Our card revenues consist principally of cash advance fees, merchant fees, credit card installment fees, interest income from credit card loans, annual fees paid by cardholders and interest and fees on late payments. Cardholders are generally required to pay for their purchases within 17 to 47 days after the date of purchase, depending on their payment cycle. Except in the case of installment purchases, accounts which remain unpaid after this period are deemed to be delinquent.

We generate other fees through a processing charge on merchants, with the average charge equaling 2.46%.

Under non-exclusive license agreements with MasterCard International Incorporated and Visa International Service Association, we also issue MasterCard and Visa credit cards.

We launched our debit card business in 1996 in response to changing customer needs. We charge merchants an average commission of approximately 1.64% of the amounts purchased using a debit card. We also issue “check cards”, which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards. Much like debit cards, “check card” purchases are also debited directly from customers’ accounts with us. As of December 31, 2006, we had approximately 5.1 million “check card” holders, who effected “check card” transactions totaling approximately (Won)2,767 billion in 2006.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2004, 2005 and 2006, we had 155,323, 143,838 and 153,213 small- and medium-sized enterprise borrowers and 713, 679 and 719 large corporate borrowers, respectively. For 2004, 2005 and 2006, we received fee revenue from “firm banking” services offered to corporate customers, which include inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of (Won)68 billion, (Won)78 billion and (Won)86 billion, respectively. Of our branch network as of December 31, 2006, we had 96 branches dedicated exclusively to corporate banking.

The following table sets forth the balances and the percentage of our total lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers under Korean GAAP:

	As of December 31,
	2004			2005			2006
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	(Won)	38,240	27.7%	(Won)	36,344	26.3%	(Won)	41,498	27.4%
Large corporate loans		5,417	3.9		9,813	7.1		14,598	9.7

Total	(Won)	43,657	31.6%	(Won)	46,157	33.4%	(Won)	56,096	37.1%

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

The total amount of deposits from our corporate customers amounted to (Won)32,570 billion as of December 31, 2006, or 25.1% of our total deposits.

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

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2006, working capital loans and facilities loans accounted for 85.5% and 14.5%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2006, we had over 153,000 small- and medium-sized enterprise customers.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2006, secured loans and guaranteed loans accounted for, in the aggregate, 85.0% of our small- and medium-sized enterprise loans. Among the secured loans, 51.7% were secured by real estate and 48.3% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of ten years.

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

Our Market Opportunity Rate system is a periodic floating rate system which takes into account the current market interest rate and an activity-based cost, and a spread calculated to achieve a target “return on asset” ratio set for the year. As of December 31, 2006, the Market Opportunity Rate was 4.80% for three months, 4.81% for six months and 4.93% for one year.

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2006, working capital loans and facilities loans accounted for 96.9% and 3.1%, respectively, of our total large corporate loans. We also offer collective housing loans, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities,” to large corporate clients.

As of December 31, 2006, secured loans and guaranteed loans accounted for, in the aggregate, 14.2% of our large corporate loans. Among the secured loans, 36.5% were secured by real estate and 63.5% were secured by deposits or securities. Working capital loans generally have a maturity of one year but are extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of 10 years.

We evaluate creditworthiness and collateral for our large corporate loans in essentially the same way as we do for small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Lending Activities” above.

As of December 31, 2006, in terms of our outstanding loan balance, 33.5% of our large corporate loans was extended to borrowers in the manufacturing industry, 16.6% was extended to borrowers in the construction industry, and 15.1% was extended to borrowers in the financial and insurance industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2006, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2004, 2005 and 2006, our investment portfolio, which consists primarily of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)26,790 billion, (Won)28,924 billion and (Won)27,922 billion and represented 15.1%, 16.2% and 14.5% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2004, 2005 and 2006, we held debt securities with a total book value of (Won)25,512 billion, (Won)27,876 billion and (Won)26,033 billion, respectively, of which:

•	held-to-maturity debt securities accounted for (Won)6,168 billion, (Won)10,498 billion and (Won)10,963 billion, or 24.2%, 37.7% and 42.1%, respectively;

•	available-for-sale debt securities accounted for (Won)15,898 billion, (Won)14,027 billion and (Won)12,641 billion, or 62.3%, 50.3% and 48.6%, respectively; and

•	trading debt securities accounted for (Won)3,446 billion, (Won)3,351 billion and (Won)2,429 billion, or 13.5%, 12.0% and 9.3%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2004, 2005 and 2006 amounted to:

•	(Won)4,748 billion, (Won)6,209 billion and (Won)8,316 billion, or 77.0%, 59.1% and 75.9%, respectively, of our held-to-maturity debt securities;

•	(Won)3,735 billion, (Won)3,394 billion and (Won)3,708 billion, or 23.5%, 24.2% and 29.3%, respectively, of our available-for-sale debt securities; and

•	(Won)916 billion, (Won)1,756 billion and (Won)478 billion, or 26.6%, 52.4% and 19.7%, respectively, of our trading debt securities.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the Stock Market Division of the Korea Exchange or KOSDAQ Market Division of the Korea Exchange. As of December 31, 2004, 2005 and 2006:

•

equity securities in our available-for-sale portfolio had a book value of (Won)252 billion, (Won)128 billion and (Won)1,007 billion, or 1.6%, 0.9% and 7.4% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a book value of (Won)249 billion, (Won)201 billion and (Won)145 billion, or 6.7%, 5.7% and 5.6% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes foreign exchange spot contracts and derivative instruments. See “—Derivatives Trading.” Our investment portfolio also includes venture capital activities, non-marketable or restricted equity securities, investments under the equity method and investments held by our asset management subsidiary. As of December 31, 2004, 2005 and 2006, these investments had an aggregate book value of (Won)777 billion, (Won)719 billion and (Won)737 billion, respectively.

The following tables show, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity securities within our investment securities portfolio, and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2004
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	(Won)	3,689	(Won)	48	(Won)	1	(Won)	3,736
Corporate (1)		801		22		5		818
Financial institutions (2)		11,103		38		6		11,135
Foreign governments		37		5		—		42
Asset-backed securities		166		1		—		167
Subtotal		15,796		114		12		15,898

Marketable equity securities		225		27		—		252

Total available-for-sale securities	(Won)	16,021	(Won)	141	(Won)	12	(Won)	16,150

Held-to-maturity securities:
Korean treasury securities and government agencies	(Won)	4,748	(Won)	206		—	(Won)	4,954
Corporate (3)		65		1		—		66
Financial institutions (4)		1,242		5		—		1,247
Foreign governments		—		—		—		—
Asset-backed securities		113		2		—		115

Total held-to-maturity securities	(Won)	6,168	(Won)	214		—	(Won)	6,382

	As of December 31, 2005
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	(Won)	3,426	(Won)	3	(Won)	35	(Won)	3,394
Corporate (1)		569		9		8		570
Financial institutions (2)		9,969		3		41		9,931
Foreign governments		17		2		—		19
Asset-backed securities		114		—		2		112
Other debt securities		1		—		—		1
Subtotal		14,096		17		86		14,027

Marketable equity securities		93		39		4		128

Total available-for-sale securities	(Won)	14,189	(Won)	56	(Won)	90	(Won)	14,155

Held-to-maturity securities:
Korean treasury securities and government agencies	(Won)	6,209	(Won)	37	(Won)	168	(Won)	6,078
Corporate (3)		125		—		5		120
Financial institutions (4)		3,870		—		42		3,828
Foreign governments		—		—		—		—
Asset-backed securities		294		—		4		290

Total held-to-maturity securities	(Won)	10,498	(Won)	37	(Won)	219	(Won)	10,316

	As of December 31, 2006
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	(Won)	3,716	(Won)	1	(Won)	9	(Won)	3,708
Corporate (1)		573		20		4		589
Financial institutions (2)		8,198		1		15		8,184
Foreign governments		9		—		—		9
Asset-backed securities		152		—		1		151
Other debt securities		—		—		—		—
Subtotal		12,648		22		29		12,641

Marketable equity securities		378		675		46		1,007

Total available-for-sale securities	(Won)	13,026	(Won)	697	(Won)	75	(Won)	13,648

Held-to-maturity securities:
Korean treasury securities and government agencies	(Won)	8,316	(Won)	47	(Won)	92	(Won)	8,271
Corporate (3)		215		—		3		212
Financial institutions (4)		2,227		—		13		2,214
Foreign governments		—		—		—		—
Asset-backed securities		205		—		2		203

Total held-to-maturity securities	(Won)	10,963	(Won)	47	(Won)	110	(Won)	10,900

(1)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)16 billion as of December 31, 2004, (Won)14 billion as of December 31, 2005 and (Won)48 billion as of December 31, 2006.

(2)

Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of (Won)10,206 billion as of December 31, 2004, (Won)8,100 billion as of December 31, 2005 and (Won)6,667 billion as of December 31, 2006. These financial institutions are controlled by the Korean government.

(3)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)30 billion as of December 31, 2004, (Won)90 billion as of December 31, 2005 and (Won)90 billion as of December 31, 2006.

(4)

Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of (Won)1,144 billion as of December 31, 2004, (Won)3,476 billion as of December 31, 2005 and (Won)2,042 billion as of December 31, 2006. These financial institutions are controlled by the Korean government.

Derivatives Trading

Until the full-scale launch of our derivative operations in mid-1999, we had been engaged in limited volumes of derivatives trading, mostly on behalf of our customers. Since then, our trading volume significantly increased from (Won)103,608 billion in 2004 to (Won)112,785 billion in 2005 and to (Won)149,438 billion in 2006. Our net trading revenue from derivatives and foreign exchange contracts for the year ended December 31, 2004, 2005 and 2006 was (Won)298 billion, (Won)268 billion and (Won)248 billion, respectively.

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

The following shows the estimated fair value of our derivatives and foreign exchange spot contracts as of December 31, 2004, 2005 and 2006:

	As of December 31,
	2004				2005				2006
	Estimated fair value assets		Estimated fair value liabilities		Estimated fair value assets		Estimated fair value liabilities		Estimated fair value assets		Estimated fair value liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	8	(Won)	5		—		—		—		—
Foreign exchange derivatives		1,998		1,846	(Won)	906	(Won)	820	(Won)	968	(Won)	958
Interest rate derivatives (1)		323		372		234		245		177		219
Equity derivatives		72		74		62		62		26		46
Others		—		—		—		—		—		—

Total	(Won)	2,401	(Won)	2,297	(Won)	1,202	(Won)	1,127	(Won)	1,171	(Won)	1,223

(1)	Includes those for trading purposes and hedging purposes.

The following table shows the unrealized gains and losses of derivatives held or issued for hedging purposes that qualified for hedge accounting under U.S. GAAP, as of December 31, 2004, 2005 and 2006:

	As of December 31,
	2004				2005				2006
	Unrealized gains		Unrealized losses		Unrealized gains		Unrealized losses		Unrealized gains		Unrealized losses
	(in billions of Won)
Interest rate derivatives (1)	(Won)	10	(Won)	10	(Won)	52	(Won)	52	(Won)	2	(Won)	2

Total	(Won)	10	(Won)	10	(Won)	52	(Won)	52	(Won)	2	(Won)	2

(1)	Includes the unrealized gains and losses of the underlying hedged items.

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products to reinforce our position as a leading bank with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of (Won)9,214 billion in 2004, (Won)6,865 billion in 2005 and (Won)6,738 billion in 2006, of which (Won)5,517 billion, (Won)4,671 billion and (Won)3,222 billion, respectively, were public offerings of asset-backed securities. Most of these securities were sold to institutional investors through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Through December 31, 2006, call loans were defined as short-term lending among banks and financial institutions either in Won with maturities of 90 days or less or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2006, we had made call loans of (Won)1,237 billion and borrowed call money of (Won)168 billion, compared to (Won)1,713 billion and (Won)1,254 billion, respectively, as of December 31, 2005. Starting in 2006, we also include as call loans foreign currency lending among banks and financial institutions with maturities of 90 days or less.

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

In 2006, under Korean GAAP, we generated investment banking revenue of (Won)143 billion, consisting of (Won)42 billion of interest income and (Won)101 billion of fee income.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2004		2005		2006
	(in millions of US$)
Total foreign currency assets	US$	5,465	US$	7,435	US$	10,211
Foreign currency borrowings:
Long-term borrowings		1,485		1,714		3,771
Short-term borrowings		730		1,830		2,088

Total borrowings	US$	2,215	US$	3,544	US$	5,859

The table below sets forth our overseas subsidiaries and branches currently in operation as of December 31, 2006:

Business Unit(1)	Location
Subsidiaries
Kookmin Bank Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
Branches
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters. In June 2007, we opened a representative office in Almaty, Kazakhstan.

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

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 40 asset management companies, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian, settlement and clearing agent and fund administrator for 68 financial institutions with respect to various investments. We receive a fee for acting in these capacities and generally perform the following functions:

•	holding assets for the benefit of the investment trusts or institutional investors;

•	receiving and making payments in respect of such investments;

•	executing trades in respect of such investments on behalf of the investment trust or institutional investors, based on instructions from the relevant asset management company or such investors;

•	in certain cases, authenticating beneficiary certificates issued by the investment trust and handling settlements in respect of such beneficiary certificates;

•	clearing and settlement in the domestic and foreign securities markets;

•	providing foreign exchange services for overseas investment and foreign investors; and

•	providing fund-related administration and accounting services.

For the year ended December 31, 2006, our fee income from our trustee and custodian services was (Won)21 billion and revenues collected as a result of administration of the underlying investments were (Won)7 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for unspecified money trusts, which are trusts the assets of which we generally have broad discretion in investing. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of the net asset value of the assets under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2006, our basic fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 24 types of money trusts. The money trusts we manage are generally trusts with a fixed maturity. Approximately half of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

Under Korean law, the assets of our trust accounts are segregated from our banking account assets and are not available to satisfy the claims of any of our potential creditors. We are, however, permitted to deposit surplus funds generated by trust assets into our banking accounts.

As of December 31, 2006, the total balance of our money trusts (under Korean GAAP) was (Won)9,627 billion. As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we historically did not consolidate money trust accounts in our financial statements or recognized the acquisition of such accounts in accordance with the purchase method of accounting due to the fact that these are not our assets but customer assets. As more fully discussed in Note 9 to our financial statements, however, beginning in 2004, we began consolidating money trusts for which we guaranteed both the principal and a fixed rate of interest (as described below) under U.S. GAAP. Under Korean GAAP, we consolidate money trusts for which we guaranteed the principal amount invested as well as those for which we guaranteed both the principal and a fixed rate of interest.

	As of December 31,
	2004		2005		2006
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	0.3	(Won)	0.3	(Won)	0.3
Principal guaranteed trusts		3,162		3,188		3,301
Performance trusts (1)		3,867		4,218		6,326

Total	(Won)	7,029	(Won)	7,406	(Won)	9,627

(1)	Non-guaranteed trusts.

The balance of our money trusts increased 37.0% between December 31, 2004 and December 31, 2006.

As of December 31, 2006, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2006, under Korean GAAP, our trust accounts had invested in securities in the aggregate amount of (Won)7,939 billion, of which (Won)7,268 billion was debt securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2006, under Korean GAAP, our trust accounts had made loans in the principal amount of (Won)404 billion (excluding loans from the trust accounts to our banking accounts of (Won)950 billion), which accounted for 4.0% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2006, substantially all of loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by asset management companies. On a Korean GAAP basis, as of December 31, 2006, equity securities in our money trust accounts amounted to (Won)671 billion, which accounted for 6.7% of our total money trust assets. Of this amount, (Won)598 billion was from specified money trusts and (Won)73 billion was from unspecified money trusts.

We currently continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On a Korean GAAP basis, as of December 31, 2006, the balance of the money trusts for which we guaranteed the principal was (Won)3,301 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2004, 2005 and 2006 we made no significant payments from our banking accounts to cover shortfalls in our guaranteed trusts. On a Korean GAAP basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of (Won)102 billion in 2004, (Won)121 billion in 2005 and (Won)78 billion in 2006.

The Indirect Investment Asset Management Business Act, which applies to unspecified money trusts, took effect in January 2004. Under that law, a bank is not permitted to offer unspecified money trust products, which was a core product in our trust business, after July 2004 (except under certain limited circumstances) and is required to qualify as an asset management company in order to manage any newly offered unspecified money trust products. See “—Principal Regulations Applicable to Banks—Trust Business.” Because we did not qualify as an asset management company under the Indirect Investment Asset Management Business Act, since July 2004, we have continued to directly manage only trust products sold before July 2004. Trust products sold after July 2004 are managed by KB Asset Management. We believe that we can leverage our extensive sales network in connection with KB Asset Management’s unspecified money trust operations.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2006, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. As of December 31, 2006, the aggregate balance of our property trusts decreased to (Won)6,631 billion, compared to (Won)9,854 billion as of December 31, 2005.

The property trusts are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

We offer investment trust products to customers and manage the funds invested by them in investment trusts, through our subsidiary, KB Asset Management, which is 80% owned by us and 20% owned by ING Insurance International B.V. As of December 31, 2006, KB Asset Management had (Won)15,637 billion of assets under management.

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

In return for managing the operations of the National Housing Fund we receive a monthly fee, calculated based on activity levels for the relevant month. In 2006, we received total fees of (Won)172 billion for managing the National Housing Fund, compared to (Won)180 billion in 2005.

The financial accounting for the National Housing Fund is entirely separate from our financial accounting, and the non-performing loans and loan losses of the National Housing Fund, in general, do not impact our financial condition. Regulations and guidelines for managing the National Housing Fund are issued by the Minister of Construction and Transportation pursuant to the Housing Act.

In November 2002, the Ministry of Construction and Transportation designated two other financial institutions to, together with us, manage the Fund with a view to diversifying its management. In February 2003, the Ministry of Construction and Transportation changed the basis of calculating fees related to the National

Housing Fund and, in March 2006, appointed an independent consultant to advise on further changes to the basis of calculating such fees and the designation of institutions to manage the National Housing Fund. In November 2003, the Ministry of Construction and Transportation strengthened existing regulations to provide for liability of managers of the National Housing Fund, where they had clear responsibility for non-performing National Housing Fund loans or where losses resulted to the National Housing Fund due to negligent management.

Bancassurance

The Korean government’s liberalization of the bancassurance market in Korea has allowed us to offer insurance products of other institutions since September 2003. We currently market a wide range of bancassurance products and hope to develop additional fee-based revenues by expanding our offering of these products in the future.

Currently, our bancassurance business has alliances with 15 life insurance companies and nine non-life insurance companies and offers 46 different products through our branch network. These products are composed of 26 types of life insurance policies such as annuities, savings insurance and variable life insurance, and 20 types of non-life insurance products. In 2006, our commission income from our bancassurance business amounted to (Won)154.7 billion.

Lottery Business

We have been designated by the government as a “lottery operator” and have been permitted to conduct ticket sales, marketing and sales network management in connection with two lotteries, the “Housing Lottery” and the “Lotto 6/45,” since 1969 and 2002, respectively. These lotteries are owned by the Korean government. In 2006, we received (Won)13 billion in fees in connection with managing lottery prize payouts and marketing activities.

Other Distribution Channels

The following table sets forth information under Korean GAAP, for the periods indicated, on the number of users and transactions and the fee revenue of the other services provided to our retail and corporate customers, which are discussed below:

	For the year ended December 31,
	2004		2005		2006
Phone banking:
Number of users (1)		1,573,505		1,678,791		1,774,717
Number of transaction (thousands)		285,892		308,714		309,174
Fee revenue (in millions of Won)	(Won)	18,021	(Won)	20,770	(Won)	19,672
Internet banking:
Number of users (1)		3,223,671		4,337,349		6,050,196
Number of transactions (thousands)		566,192		903,769		1,099,105
Fee revenue (in millions of Won)	(Won)	19,296	(Won)	25,722	(Won)	29,850

(1)	Users are defined as persons who had recorded a transaction within the past six months (excluding overlapping and inactive customers).

In March 2007, we reduced or waived many of the fees we charge on our banking services, in response to customer demand. Specifically, we reduced or waived our fees on fund transfers through our Internet, mobile and telephone banking services, as well as on transfers and after-hour withdrawals through ATMs. We also reduced our wire transfer fees and eliminated the fees we charge on issuance of bankers’ checks and certain tax-related statements. These measures may result in a significant reduction in our banking-related fee income.

Phone Banking

We launched our telephone banking services in 1991, allowing customers to conduct a number of types of transactions by telephone. We offer a variety of services, including inter-account fund transfers, balance and transaction inquiries, credit card transaction inquiries and customer service inquiries. We also have call centers, which we primarily use to:

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

Internet Banking

We began to offer a variety of services over the Internet beginning in 1999. Our goal is to consolidate our position as a market leader in on-line banking. Our Internet banking services currently include:

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

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information. We have continued to develop our firm banking services and, as of December 31, 2006, we provided cash management services to over 1,300 large corporations and small- and medium-sized enterprises.

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

In addition, the Korean commercial banking sector is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea during the last five years, including the establishment of financial holding companies, which have reduced the number of nationwide commercial banks in Korea from 16 as of December 31, 1997, to seven banks and three financial holding companies as of December 31, 2006. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004 and Standard Chartered Bank’s acquisition of Korea First Bank in April 2005, as well as Chohung Bank’s merger with Shinhan Bank in April 2006. Merger and acquisition activity in the Korean commercial banking sector may continue, and we intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers. In addition, some of the banks resulting from these mergers may, by virtue of the increased size, provide significantly greater competition than what exists at present.

For additional information, you should read the section entitled “Item 3D. Risk Factors—Risks relating to competition.”

Information Technology

Our mainframe-based banking and credit card IT systems are designed to ensure continuity of services even where there is a failure of the host data center due to a natural disaster or other accidents by utilizing backup systems in disaster recovery data centers. In addition, through the implementation of Parallel Sysplex, a “multi-CPU system”, our bank and credit card systems are designed and operated to be able to process transactions without material interruption in the event of CPU failure.

The integrity of our IT systems, and their ability to withstand potential catastrophic events (such as natural calamities and internal system failures), is crucial to our continuing operations. We currently test our disaster recovery systems on a quarterly basis. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management.”

We believe that continuous improvement of our IT system is crucial in supporting our operations management and providing high-quality customer service. Accordingly, we plan to upgrade and improve our system by taking the following initiatives:

•

developing our next generation banking system, beginning in 2007 with a target completion in 2010, which includes seven projects including the reconstruction of our core banking system, enterprise data warehouse system and Internet banking system; and

•

strengthening our system security by expanding our IT security organization with additional security experts, centralizing the control and management of system security and improving our firewall and virus prevention system.

Timely offering of IT services to support business opportunities is important in retaining our competitiveness. We developed and successfully implemented the following IT services in mid-2006:

•

an expanded and upgraded bank-wide, integrated customer relationship management system to help identify potential and cross-marketing opportunities by providing comprehensive customer information including transaction history; and

•

various other IT systems and services, including further development of our retirement pension system, a “cyber branch” to provide customized banking services for corporate customers and new infrastructure to support large-scale real estate subscription businesses.

We have also begun the development of a “Capital Markets Business System” that will support the sales of complex financial products.

In 2006, we spent approximately (Won)368 billion for our IT systems, including expenses related to upgrades and stability enhancement for our IT systems and development of next generation banking systems. As of December 31, 2006, we employed a total of approximately 690 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our banking operations and individual assets and liabilities. Data in these tables do not include information with respect to operations that we have classified as discontinued operations as of and for the year ended December 31, 2002 under U.S. GAAP.

Loan Portfolio

As of December 31, 2006, our total loan portfolio increased to (Won)151,403 billion compared to (Won)138,012 billion at December 31, 2005. As of December 31, 2006, 94.8% of our total loans were Won-denominated loans.

Loan Types

The following table presents loans by type for the periods indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2002		2003		2004		2005		2006
	(in billions of Won)
Domestic:
Corporate
Commercial and industrial (1)	(Won)	40,072	(Won)	41,096	(Won)	38,427	(Won)	39,636	(Won)	48,183
Construction		6,385		6,061		4,459		5,025		6,504
Lease financing		—		—		—		—		—
Other corporate		1,045		742		771		1,496		1,409
Retail
Mortgage and home equity		46,195		52,477		57,965		59,143		63,982
Other consumer		28,066		28,727		25,963		23,114		21,589
Credit cards		22,643		15,322		9,421		8,369		8,955

Total domestic		144,406		144,425		137,006		136,783		150,622

Foreign:
Corporate
Commercial and industrial		1,426		1,433		1,118		1,229		781

Total foreign		1,426		1,433		1,118		1,229		781

Total gross loans	(Won)	145,832	(Won)	145,858	(Won)	138,124	(Won)	138,012	(Won)	151,403

(1)

Commercial and industrial loans include (Won)165 billion, (Won)3 billion, (Won)335 billion, (Won)222 billion and (Won)400 billion of loans to Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

Loan Concentrations

We limit our exposure to any single borrower to 10% of our total Tier I and Tier II capital, depending on their rating under our credit scoring system. We also limit our exposure to any single chaebol to 20.0% of our total Tier I and Tier II capital (less any capital deductions).

20 Largest Exposures by Borrower

As of December 31, 2006, our 20 largest exposures totaled (Won)21,370 billion and accounted for 11.6% of our total exposures. The following table sets forth, as of December 31, 2006, our total exposures to these top 20 borrowers:

Company	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
	Won currency		Foreign currency
	(in billions of Won)
The Bank of Korea	(Won)	0	(Won)	0	(Won)	0	(Won)	8,710	(Won)	0	(Won)	8,710	(Won)	0
Hyundai Heavy Industries		0		0		2		5		1,472		1,479		0
Industrial Bank of Korea		0		2		2		1,167		0		1,171		0
Korea Deposit Insurance Corporation		0		0		0		1,085		0		1,085		0
LG Card		59		0		821		0		0		880		59
Woori Bank		70		353		0		456		0		879		0
Korea National Housing Corporation		644		0		0		220		0		864		0
Shinsegae		300		393		2		10		0		705		0
The Korea Development Bank		13		0		0		660		0		673		0
LG Electronics		2		539		1		56		0		598		0
Samsung Electronics		6		240		23		0		285		554		0
Kia Motors		100		360		1		74		9		544		0
Korea Expressway Corporation		100		97		6		340		0		543		0
Samsung Heavy Industries		0		0		1		0		496		497		0
SH Corporation		450		0		0		0		0		450		0
Shinhan Bank		0		0		0		404		0		404		0
LG. Philips LCD		0		359		1		27		0		387		0
Shinhan Financial Group		236		0		4		100		0		340		0
Daewoo Construction Corporation		50		0		255		0		2		307		0
Gyeonggi Innovation Corporation		300		0		0		0		0		300		0

Total	(Won)	2,330	(Won)	2,343	(Won)	1,119	(Won)	13,314	(Won)	2,264	(Won)	21,370	(Won)	59

As of December 31, 2006, eight of these top 20 borrowers were companies belonging to the 36 largest chaebols in Korea.

Exposure to Chaebols

As of December 31, 2006, 6.0% of our total exposure was to the 36 largest chaebols in Korea. The following table shows, as of December 31, 2006, our total exposures to the ten chaebol groups to which we have the largest exposure:

Chaebol	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
	Won currency		Foreign currency
	(in billions of Won)
Samsung (1)	(Won)	531	(Won)	405	(Won)	40	(Won)	0	(Won)	950	(Won)	1,926	(Won)	0
Hyundai Heavy Industries (2)		5		0		3		5		1,536		1,549		0
Hyundai Motors (3)		454		577		7		167		260		1,465		0
LG (4)		106		953		5		96		12		1,172		0
Shinsegae (5)		314		394		2		10		7		727		0
Hanjin Shipping (6)		326		235		4		9		85		659		0
SK Corporation (7)		155		132		10		20		24		341		0
KT Corporation (8)		163		6		3		40		128		340		0
Hanwha (9)		290		31		2		0		6		329		0
Kumho Asiana (10)		303		0		2		0		11		316		0

Total	(Won)	2,647	(Won)	2,733	(Won)	78	(Won)	347	(Won)	3,019	(Won)	8,824	(Won)	0

(1)	Includes principally Samsung Electronics Co., Ltd., Samsung Corporation and Samsung Heavy Industries Co., Ltd.
(2)	Includes principally Hyundai Heavy Industries Co., Ltd. and Hyundai Mipo Dockyard Co., Ltd.
(3)	Includes principally Hyundai Motor Company Co., Ltd., Kia Motors Corporation and INI Steel Company.
(4)	Includes principally LG Electronics Inc., LG. Philips LCD Co., Ltd. and LG Petrochemical Co., Ltd.
(5)	Includes principally Shinsegae Co., Ltd., Shinsegae International Co., Ltd., and Chosun Hotel Bakery Co., Ltd.
(6)	Includes principally Hanjin Shipping Co., Ltd., Korean Air Lines Co., Ltd. and Hanjin Corporation.
(7)	Includes principally SK Corporation, SK Telecom Co., Ltd. and SK Shipping Co., Ltd.
(8)	Includes principally KT Corporation, KT Linkus and KT Freetel Co., Ltd.
(9)	Includes principally Hanwha Stores Co., Ltd., Hanwha Corporation and Hanwha Chemical Corporation.
(10)	Includes principally Korea Integrated Freight Terminal Co., Ltd., Kumho Industrial Co., Ltd. and Asiana Airlines.

Loan Concentration by Industry

The following table shows the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2006:

Industry	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Manufacturing	(Won)	16,987	29.9%
Retail and wholesale		8,692	15.3
Hotel, leisure or transportation		5,246	9.2
Real estate		10,352	18.2
Construction		6,519	11.5
Finance and insurance		2,465	4.3
Other		6,616	11.6

Total	(Won)	56,877	100.0%

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans, by outstanding loan amount, as of December 31, 2006:

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Commercial and industrial loans
Up to (Won)10 million	(Won)	206	0.1%
Over (Won)10 million to (Won)50 million		3,097	2.0
Over (Won)50 million to (Won)100 million		3,316	2.2
Over (Won)100 million to (Won)500 million		14,128	9.3
Over (Won)500 million to (Won)1 billion		5,642	3.7
Over (Won)1 billion to (Won)5 billion		7,091	4.7
Over (Won)5 billion to (Won)10 billion		1,892	1.2
Over (Won)10 billion to (Won)50 billion		6,803	4.5
Over (Won)50 billion to (Won)100 billion		3,189	2.1
Over (Won)100 billion		2,819	1.8

Sub-total		48,183	31.6

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Construction loans
Up to (Won)10 million	(Won)	16	0.0%
Over (Won)10 million to (Won)50 million		208	0.1
Over (Won)50 million to (Won)100 million		264	0.2
Over (Won)100 million to (Won)500 million		1,046	0.7
Over (Won)500 million to (Won)1 billion		406	0.3
Over (Won)1 billion to (Won)5 billion		728	0.5
Over (Won)5 billion to (Won)10 billion		237	0.1
Over (Won)10 billion to (Won)50 billion		1,863	1.2
Over (Won)50 billion to (Won)100 billion		409	0.3
Over (Won)100 billion		1,327	0.9

Sub-total		6,504	4.3

Other corporate loans
Up to (Won)10 million		9	0.0
Over (Won)10 million to (Won)50 million		104	0.1
Over (Won)50 million to (Won)100 million		113	0.1
Over (Won)100 million to (Won)500 million		452	0.3
Over (Won)500 million to (Won)1 billion		139	0.1
Over (Won)1 billion to (Won)5 billion		308	0.2
Over (Won)5 billion to (Won)10 billion		184	0.1
Over (Won)10 billion to (Won)50 billion		100	0.1

Sub-total		1,409	1.0

Credit cards
Up to (Won)10 million		7,505	4.9
Over (Won)10 million to (Won)50 million		567	0.4
Over (Won)50 million to (Won)100 million		19	0.0
Over (Won)100 million to (Won)500 million		85	0.1
Over (Won)500 million to (Won)1 billion		79	0.1
Over (Won)1 billion to (Won)5 billion		189	0.1
Over (Won)5 billion to (Won)10 billion		57	0.0
Over (Won)10 billion to (Won)50 billion		221	0.1
Over (Won)50 billion to (Won)100 billion		233	0.2
Over (Won)100 billion		—	—

Sub-total		8,955	5.9

Mortgage and home equity loans
Up to (Won)10 million		1,833	1.2
Over (Won)10 million to (Won)50 million		18,055	11.9
Over (Won)50 million to (Won)100 million		19,564	12.9
Over (Won)100 million to (Won)500 million		23,598	15.6
Over (Won)500 million to (Won)1 billion		859	0.5
Over (Won)1 billion to (Won)5 billion		67	0.0
Over (Won)5 billion to (Won)10 billion		6	0.0
Over (Won)10 billion to (Won)50 billion		—	—

Sub-total		63,982	42.1

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Other consumer loans
Up to (Won)10 million	(Won)	7,173	4.7%
Over (Won)10 million to (Won)50 million		8,118	5.4
Over (Won)50 million to (Won)100 million		2,350	1.6
Over (Won)100 million to (Won)500 million		3,419	2.3
Over (Won)500 million to (Won)1 billion		381	0.3
Over (Won)1 billion to (Won)5 billion		141	0.1
Over (Won)5 billion to (Won)10 billion		7	0.0

Sub-total		21,589	14.4

Foreign commercial and industrial loans
Up to (Won)10 million		—	—
Over (Won)10 million to (Won)50 million		5	0.0
Over (Won)50 million to (Won)100 million		9	0.0
Over (Won)100 million to (Won)500 million		81	0.1
Over (Won)500 million to (Won)1 billion		81	0.1
Over (Won)1 billion to (Won)5 billion		241	0.2
Over (Won)5 billion to (Won)10 billion		170	0.1
Over (Won)10 billion to (Won)50 billion		99	0.1
Over (Won)50 billion to (Won)100 billion		95	0.1
Over (Won)100 billion		—	—

Sub-total		781	0.7

Total	(Won)	151,403	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2006. The amounts disclosed are before deduction of allowance for loan losses:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic:
Corporate
Commercial and industrial	(Won)	33,515	(Won)	12,074	(Won)	2,594	(Won)	48,183
Construction		3,151		3,218		135		6,504
Other corporate		1,408		1		—		1,409

Total corporate		38,074		15,293		2,729		56,096
Retail
Mortgage and home equity		14,091		16,192		33,699		63,982
Other consumer		16,005		4,894		690		21,589

Total retail		30,096		21,086		34,389		85,571

Credit cards		7,992		963		—		8,955

Total domestic		76,162		37,342		37,118		150,622
Foreign:
Corporate
Commercial and industrial		279		388		114		781

Total foreign		279		388		114		781

Total gross loans	(Won)	76,441	(Won)	37,730	(Won)	37,232	(Won)	151,403

Interest Rate Sensitivity

The following table shows, as of December 31, 2006, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2006
	(in billions of Won)
Fixed rate (1)	(Won)	3,107
Variable or adjustable rates (2)		71,855

Total gross loans	(Won)	74,962

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Non-Trading Activities.”

Credit Exposures to Companies in Workout or Court-Supervised Restructuring

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

As the Corporate Restructuring Promotion Act expired on December 31, 2005 and no other law replacing this Act or with similar effect was enacted, the Korean government presented an amendment bill to extend the effective term of the Corporate Restructuring Promotion Act until December 31, 2010 to the National Assembly of Korea. The amendment bill not only is designed to extend the validity of the Corporate Restructuring Promotion Act but also contains other amendments which provide, among others, (i) that the Financial Supervisory Commission may request that creditor financial institutions defer from exercising their creditor rights and (ii) relaxations of some of the restrictions previously imposed on the creditor financial institutions’ disposition of their shares acquired by debt-to-equity swaps. The amendment bill is still pending at the National Assembly of Korea.

On December 22, 2006, the Finance Industry Development Council, which consists of representatives from various financial institutions in Korea, announced that it would prepare and execute a work-out agreement for corporate restructuring to replace certain provisions of the expired Corporate Restructuring Promotion Act. On March 30, 2007, with the approval of more than two-thirds of all financial institutions in Korea, the work-out agreement became effective and binding among those institutions that approved the agreement, which comprise 197 out of the 262 financial institutions in Korea and include all banking institutions in Korea. The work-out agreement applies to companies that have more than (Won)50 billion in total outstanding debt and provides, among others, (i) an automatic stay on the exercise of creditors’ rights upon notice of the convening of a creditors’ committee consisting of creditor financial institutions and (ii) cash buy-out options for dissenting creditor financial institutions.

Currently, all of our workout loans are managed by our corporate restructuring department. Upon approval of the workout plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout or court-supervised restructuring (including composition or corporate reorganization), we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

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

A portion of our loans to and debt securities of corporate customers are currently in workout or court-supervised restructuring. As of December 31, 2006, (Won)685 billion or 0.4% of our total loans and debt securities were in workout or court-supervised restructuring. This included (Won)203 billion of loans to and debt securities of large corporate borrowers and (Won)482 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2006, our ten largest exposures that were in workout or court-supervised restructuring (including composition or corporate reorganization):

	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Company	Won currency		Foreign currency
	(in billions of Won)
LG Card	(Won)	59	(Won)	0	(Won)	821	(Won)	0	(Won)	0	(Won)	880	(Won)	59
Pantech & Curitel Communications, Inc.		20		4		0		0		0		24		24
Daewoo Electronics		12		6		2		0		2		22		18
Saehan Industries		0		8		6		7		1		22		8
Pantech Co., Ltd.		8		4		0		0		6		18		12
Dongkuk Corporation		14		3		0		0		0		17		17
Daekyung Machinery & Engineering		3		0		0		0		9		12		3
Daehan Chungsuk Construction Co., Ltd.		9		0		0		0		0		9		9
Kwangneung Country Club Co., Ltd.		8		0		0		0		0		8		8
Korea Express		8		0		0		0		0		8		8

Total	(Won)	141	(Won)	25	(Won)	829	(Won)	7	(Won)	18	(Won)	1,020	(Won)	166

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

The following table sets out, at the dates indicated, the percentage of our impaired corporate loans covered by loan loss allowances, based on their loan classification:

	As of December 31,
	2002	2003	2004	2005	2006
	(percentages)
Normal	3.2%	3.7%	3.8%	6.6%	4.9%
Precautionary	12.7	19.5	9.7	8.3	41.0
Substandard	27.8	23.5	21.9	23.2	21.2
Doubtful	69.1	69.7	77.7	74.0	58.7
Estimated loss	91.8	85.8	89.9	92.2	93.3

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

As of December 31,	Normal amount		%	Amount past due 1-3 months		%	Amount past due 3-6 months		%	Amount past due more than 6 months		%	Total amount
	(in billions of Won, except percentages)
2004	(Won)	133,743	96.8%	(Won)	1,207	0.9%	(Won)	701	0.5%	(Won)	2,473	1.8%	(Won)	138,124
2005		134,079	97.1		784	0.6		561	0.4		2,588	1.9		138,012
2006		148,723	98.2		537	0.4		302	0.2		1,841	1.2		151,403

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

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2006, we would have recorded gross interest income of (Won)484 billion compared to (Won)599 billion for the year ended December 31, 2005 and (Won)763 billion for the year ended December 31, 2004 on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2004, 2005 and 2006 was (Won)258 billion, (Won)434 billion and (Won)340 billion, respectively.

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

The following table shows, at the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due one day or more:

	As of December 31,
	2002		2003		2004		2005		2006
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	2,578	(Won)	2,883	(Won)	2,975	(Won)	2,818	(Won)	1,875
Consumer		9,756		9,298		6,590		5,271		4,416

Sub-total		12,334		12,181		9,565		8,089		6,291

Accruing loans which are contractually past due one day or more as to principal or interest (1)
Corporate		268		167		91		111		60
Consumer		2,689		2,481		1,020		1,198		688

Sub-total		2,957		2,648		1,111		1,309		748

Total	(Won)	15,291	(Won)	14,829	(Won)	10,676	(Won)	9,398	(Won)	7,039

(1)

Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)82 billion, (Won)39 billion, (Won)11 billion, (Won)22 billion and (Won)5 billion of corporate loans as of December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2002		2003		2004		2005		2006
	(in billions of Won)
Loans, which are classified as “troubled debt restructurings”	(Won)	1,662	(Won)	1,338	(Won)	1,050	(Won)	613	(Won)	446

For 2006, interest income that would have been recorded under the original contract terms of restructured loans amounted to (Won)33 billion, out of which (Won)32 billion was reflected as interest income during 2006.

Potential Problem Loans

As of December 31, 2006, we had (Won)808 billion of loans which were current as to payment of principal and interest but where there existed serious doubt as to the ability of the borrower to comply with repayment terms in the near future.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2002, we had debt securities with an amortized cost of (Won)79 billion and a market value of (Won)93 billion on which interest was past due. As of December 31, 2003, 2004, 2005 and 2006, we did not have any debt securities on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans greater than 90 days past due. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Provisioning Policy” above.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2002		2003		2004		2005		2006
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	3,912	(Won)	4,116	(Won)	3,175	(Won)	3,149	(Won)	2,143
As a percentage of total loans		2.7%		2.8%		2.3%		2.3%		1.4%

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

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2002			2003			2004			2005			2006
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Commercial and industrial	(Won)	1,284	32.8%	(Won)	1,376	33.4%	(Won)	1,548	48.8%	(Won)	1,526	48.5%	(Won)	1,335	62.3%
Construction		403	10.3		264	6.4		250	7.9		223	7.1		149	7.0
Lease financing		—	—		—	—		—	—		—	—		—	0.0
Other corporate		23	0.6		13	0.4		11	0.4		5	0.2		3	0.1

Total corporate		1,710	43.7		1,653	40.2		1,809	57.0		1,754	55.7		1,487	69.4

Retail
Mortgage and home equity		699	17.9		1,150	27.9		1,088	34.3		855	27.1		484	22.6
Other consumer		577	14.8		463	11.4		241	7.6		516	16.4		145	6.8

Total retail		1,276	32.7		1,613	39.3		1,329	41.9		1,371	43.5		629	29.4

Credit cards		905	23.1		723	17.4		32	1.0		21	0.7		26	1.2
Total domestic		3,891	99.5		3,989	96.9		3,170	99.9		3,146	99.9		2,142	100

Foreign:
Corporate
Commercial and industrial		21	0.5		127	3.1		5	0.1		3	0.1		1	0.0

Total foreign		21	0.5		127	3.1		5	0.1		3	0.1		1	0.0

Total non-performing loans	(Won)	3,912	100.0%	(Won)	4,116	100.0%	(Won)	3,175	100.0%	(Won)	3,149	100.0%	(Won)	2,143	100.0%

Top 20 Non-Performing Loans

As of December 31, 2006, our 20 largest non-performing loans accounted for 8.9% of our total non-performing loan portfolio. The following table shows, as of December 31, 2006, certain information regarding our 20 largest non-performing loans:

	Industry	Gross principal outstanding		Allowance for loan losses
	(in billions of Won)
Borrower A	Finance and insurance	(Won)	25	(Won)	22
Borrower B	Real Estate		24		20
Borrower C	Real Estate		22		12
Borrower D	Real Estate		16		11
Borrower E	Finance and insurance		11		11
Borrower F	Retail and wholesale		10		1
Borrower G	Manufacturing		8		8
Borrower H	Construction		7		2
Borrower I	Other		7		0
Borrower J	Construction		7		6
Borrower K	Transportation		7		3
Borrower L	Retail and wholesale		7		2
Borrower M	Manufacturing		6		5
Borrower N	Construction		5		5
Borrower O	Other		5		0
Borrower P	Other		5		5
Borrower Q	Construction		5		5
Borrower R	Manufacturing		5		5
Borrower S	Real Estate		5		0
Borrower T	Construction		5		0

Total		(Won)	192	(Won)	123

Most of our loans to companies in workout or restructuring were not classified as non-performing as of December 31, 2006 because such loans had been rescheduled and payments on such rescheduled loans were not past due by more than 90 days.

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

In addition, we use the services of our loan collection subsidiary, KB Credit Information Co., Ltd. (formerly known as Kookeun Credit Information Co., Ltd.), of which we own 99.7% of the outstanding share capital. KB Credit Information receives payments from recoveries made on charged-off loans and loans that are overdue for over six months (three months in the case of credit card loans). KB Credit Information has over 2,000 employees, including loan recovery experts, legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. The amount recovered was (Won)225 billion in 2004, (Won)660 billion in 2005, and (Won)545 billion in 2006.

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

In order to promote speedy recovery on loans subject to foreclosures and litigation, our policy is to permit the branch responsible for handling these loans to transfer them to our Credit Management Department, to one of our regional credit management centers or to KB Credit Information.

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

	As of December 31,
	2002			2003			2004			2005			2006
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,525	27.5%	(Won)	1,644	28.1%	(Won)	1,912	27.8%	(Won)	1,691	28.7%	(Won)	1,444	31.9%
Construction		423	4.4		332	4.2		376	3.2		240	3.6		179	4.3
Lease financing		—	—		—	—		—	—		—	—		—	—
Other corporate		34	0.7		28	0.5		25	0.6		18	1.1		12	0.9

Total corporate		1,982	32.6		2,004	32.8		2,313	31.6		1,949	33.4		1,635	37.1

Retail
Mortgage and home equity		63	31.7		68	36.0		246	42.0		173	42.9		173	42.3
Other consumer		483	19.2		1,102	19.7		1,168	18.8		739	16.7		441	14.2

Total retail		546	50.9		1,170	55.7		1,414	60.8		912	59.6		614	56.5

Credit cards		2,597	15.5		2,537	10.5		696	6.8		331	6.1		205	5.9

Foreign (1)		70	1.0		61	1.0		38	0.8		20	0.9		14	0.5

Total allowance for loan losses	(Won)	5,195	100.0%	(Won)	5,772	100.0%	(Won)	4,461	100.0%	(Won)	3,212	100.0%	(Won)	2,468	100.0%

(1)	Consists of loans to corporations.

Our total allowance for loan losses was (Won)4,461 billion as of December 31, 2004. During 2005, the allowance for loans losses decreased by (Won)1,249 billion, or 28.0%, to (Won)3,212 billion as of December 31, 2005. During 2006, the allowance for loans losses decreased by (Won)744 billion, or 23.2%, to (Won)2,468 billion as of December 31, 2006.

Analysis of Allowance for Loan Losses

The following table analyzes our loan loss experience for each of the years indicated:

	Year ended December 31
	2002		2003		2004		2005		2006
	(in billions of Won, except percentages)
Balance at the beginning of the period	(Won)	3,508	(Won)	5,195	(Won)	5,772	(Won)	4,461	(Won)	3,212
Amounts charged against income		3,909		7,192		3,860		433		(195)
Allowance relating to loans repurchased from the Korea Asset Management Corporation		6		6		—		—		—
Allowance relating to other loans repurchased		—		—		6		—		—
Allowance relating to loans acquired in the merger with H&CB		(164)		—		—		—		—
Allowance relating to newly consolidated entities		—		—		9		—		—
Gross charge-offs:
Domestic:
Corporate
Commercial and industrial		486		1,056		976		726		480
Construction		65		80		103		9		55
Lease financing		—		—		—		—		—
Other corporate		16		13		8		9		15
Retail
Mortgage and home equity		29		34		181		112		90
Other consumer		209		745		1,313		533		394
Credit cards		1,527		5,290		3,313		868		301
Foreign:		115		59		20		—		—

Total gross charge-offs		(2,447)		(7,277)		(5,914)		(2,257)		(1,335)
Recoveries:
Domestic:
Corporate
Commercial and industrial		117		99		56		114		86
Construction		2		7		40		3		6
Other corporate		29		16		2		2		2
Retail
Mortgage and home equity		9		5		1		3		137
Other consumer		53		59		71		114		198
Credit cards		155		452		554		338		357
Foreign:		18		18		4		1		—

Total recoveries		383		656		728		575		786

Net charge-offs		(2,064)		(6,621)		(5,186)		(1,682)		(549)

Balance, at the end of the period	(Won)	5,195	(Won)	5,772	(Won)	4,461	(Won)	3,212	(Won)	2,468

Ratio of net charge-offs during the period to average loans outstanding during the period		1.6%		4.5%		3.6%		1.2%		0.4%

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

•

payments in arrears in respect of credit cards that have been overdue for four payment cycles or more and have been classified as expected loss (excluding instances where there has been partial payment of the overdue balance, where a related balance is not overdue or where a charge off is not possible due to Korean regulations), and those that have been overdue for more than six months; and

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible.

Procedure for Charge-off Approval

In order to charge off corporate loans under Korean GAAP, an application for a charge-off must be submitted to our Credit Management Department promptly after the corporate loan is classified as estimated loss or deemed uncollectible. The Credit Management Department refers the charge-off application to our Branch Auditing Department for their review to ensure compliance with our internal procedures for charge-offs. Then, the Credit Management Department, after reviewing the application to confirm that it meets relevant requirements, seeks an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. Once we receive approval from the Financial Supervisory Service, we must also obtain approval from our senior management to charge off those loans. With respect to corporate loans under U.S. GAAP, we follow a similar procedure (although we will not seek approval from the Financial Supervisory Service).

With respect to credit card balances (and, under U.S. GAAP, unsecured retail loans), we follow a different process to determine which credit card balances and unsecured retail loans should be charged off, based on the length of time those loans or balances are past due. Under Korean GAAP, we charge off unsecured retail loans deemed to be uncollectible and credit card balances which have been overdue for four payment cycles or more or which have been classified as expected loss. Under U.S. GAAP, we follow a similar procedure, in addition to charging off any unsecured retail loans or credit card balances which have not been charged off under Korean GAAP but are more than six months overdue.

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

If a collateralized loan is overdue, we will, typically within one year from the time that such loan became overdue (or after a longer period in certain circumstances), petition a court to foreclose and sell the collateral through a court-supervised auction. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we will sell the collateral, net of expenses incurred from the auction.

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

The Corporate Banking Group, Capital Markets & Treasury Group and the Risk Management Department supervise our investment and trading activities. In making securities investments, we take into account a number of factors, including macroeconomic trends, industry analysis and credit evaluation in determining whether to make particular investments in securities.

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

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments:

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated:

	As of December 31,
	2004				2005				2006
	Book value		Market value		Book value		Market value		Book value		Market value
	(in billions of Won)
Available-for-sale securities:
Equity securities	(Won)	252	(Won)	252	(Won)	128	(Won)	128	(Won)	1,007	(Won)	1,007
Debt securities
Korean treasury securities and government agency securities		3,736		3,736		3,394		3,394		3,708		3,708
Debt securities issued by financial institutions		11,135		11,135		9,931		9,931		8,184		8,184
Corporate debt securities		818		818		570		570		589		589
Debt securities issued by foreign governments		42		42		19		19		9		9
Asset-backed securities		167		167		112		112		151		151
Other debt securities		—		—		1		1		—		—

Total available-for-sale		16,150		16,150		14,155		14,155		13,648		13,648

Held-to-maturity securities:
Debt securities
Korean treasury securities and government agency securities		4,748		4,954		6,209		6,078		8,316		8,271
Debt securities issued by financial institutions		1,242		1,247		3,870		3,828		2,227		2,214
Corporate debt securities		65		66		125		120		215		212
Debt securities issued by foreign governments		—		—		—		—		—		—
Asset-backed securities		113		115		294		290		205		203

Total held-to-maturity		6,168		6,382		10,498		10,316		10,963		10,900

Trading securities:
Equity securities		249		249		201		201		145		145
Debt securities
Korean treasury securities and government agency securities		916		916		1,756		1,756		478		478
Debt securities issued by financial institutions		2,479		2,479		1,595		1,595		1,951		1,951
Corporate debt securities		6		6		—		—		—		—
Asset-backed securities		45		45		—		—		—		—

Total trading		3,695		3,695		3,552		3,552		2,574		2,574

Total securities	(Won)	26,013	(Won)	26,227	(Won)	28,205	(Won)	28,023	(Won)	27,185	(Won)	27,122

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2006:

	As of December 31, 2006
	Within 1 year		Weighted average yield(1)	Over 1 but within 5 years		Weighted average yield(1)	Over 5 but within 10 years		Weighted average yield(1)	Over 10 years		Weighted average yield(1)	Securities not due at a single maturity		Weighted average yield(1)	Total		Weighted average yield(1)
	(in billions of Won, except percentages)
Available-for-sale securities:
Korean treasury securities and government agencies	(Won)	710	4.39%	(Won)	2,978	2.68%	(Won)	20	2.20%		—	—		—	—	(Won)	3,708	3.01%
Debt securities issued by financial institutions		3,861	3.70		4,243	2.32		61	1.95	(Won)	19	1.86%		—	—		8,184	2.96
Corporate debt securities		116	4.86		386	4.31		20	3.97		—	—	(Won)	67	1.32%		589	4.07
Debt securities issued by foreign governments		—	—		—	—		9	0.94		—	—		—	—		9	0.94
Asset-backed securities		72	2.90		65	4.72		9	2.18		5	4.74%		—	—		151	3.68
Other debt securities		—	—		—	—		—	—		—	—		—	—		—	—

Total	(Won)	4,759	3.82%	(Won)	7,672	2.58%	(Won)	119	2.26%	(Won)	24	2.43%	(Won)	67	1.32%	(Won)	12,641	3.04%

Held-to-maturity securities
Korean treasury securities and government agencies		1,331	5.36		4,622	4.17		2,361	3.64		—	—		2	5.47		8,316	4.21
Debt securities issued by financial institutions		1,887	3.91		310	3.75		30	0.34		—	—		—	—		2,227	3.84
Debt securities issued by foreign governments		—	—		—	—		—	—		—	—		—	—		—	—
Corporate debt securities		—			155	2.61		60	2.48		—	—		—	—		215	2.57
Asset-backed securities		10	4.10		195	4.27		—	—		—	—		—	—		205	4.26
Other debt securities		—	—		—	—		—	—		—	—		—	—		—	—

Total	(Won)	3,228	4.51%	(Won)	5,282	4.10%	(Won)	2,451	3.57%		—	—	(Won)	2	5.47%	(Won)	10,963	4.10%

Trading securities:
Korean treasury securities and government agencies		117	3.81		115	2.99		246	3.80		—	—		—	—		478	3.61
Debt securities issued by financial institutions		235	3.27		1,716	1.66		—	—		—	—		—	—		1,951	1.85
Debt securities issued by foreign government		—	—		—	—		—	—		—	—		—	—		—	—
Corporate debt securities		—	—		—	—		—	—		—	—		—	—		—	—
Asset-backed securities		—	—		—	—		—	—		—	—		—	—		—	—
Other trading securities		—	—		—	—		—	—		—	—		—	—		—	—

Total	(Won)	352	3.45%	(Won)	1,831	1.74%	(Won)	246	3.80%		—	—		—	—	(Won)	2,429	2.20%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities and trading securities).

Concentrations of Risk

As of December 31, 2006, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date, which was (Won)14,772 billion:

	Book value		Market value
	(in billions of Won)
Name of issuer:
Korean government	(Won)	10,182	(Won)	10,150
Bank of Korea		8,710		8,705

Total	(Won)	18,892	(Won)	18,855

The Bank of Korea is controlled by the Korean government.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term debt, short-term borrowings, including borrowings from the Bank of Korea, and call money.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and savings deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 78.7% of total funding as of December 31, 2004, 79.6% of total funding as of December 31, 2005 and 76.4% of total funding as of December 31, 2006.

In addition, we acquire funding by issuing bonds. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and government-affiliated funds. Such borrowings are generally long-term borrowings, with maturities ranging from one year to 20 years.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2004			2005			2006
	Average balance(1)		Average rate paid	Average balance(1)		Average rate paid	Average balance(1)		Average rate paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	(Won)	2,832	—	(Won)	3,010	—	(Won)	3,173	—
Interest-bearing		620	0.16%		614	1.14%		625	1.76%
Time deposits:
Certificates		6,107	4.06		5,007	3.69		8,386	4.52
Other time deposits		68,230	3.98		66,229	3.61		62,015	3.92
Savings deposits		39,042	0.79		38,343	0.57		41,652	0.71
Mutual installment deposits (2)		12,105	4.63		10,589	3.61		8,511	3.40

Average total deposits	(Won)	128,936	2.97	(Won)	123,792	2.57	(Won)	124,362	2.74

(1)	Average balances are based on daily balances for our primary banking operations and subsidiaries.

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

Certificates of Deposit and Other Time Deposits

The following table presents the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of (Won)100 million as of December 31, 2006:

	Certificates of deposit		Other time deposits		Mutual installment deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	5,865	(Won)	5,807	(Won)	197	(Won)	11,869
After three but within six months		2,450		2,903		119		5,472
After six but within 12 months		995		11,677		157		12,829
After 12 months		—		2,601		183		2,784

Total	(Won)	9,310	(Won)	22,988	(Won)	656	(Won)	32,954

A majority of our other time deposits issued by our overseas branches is in the amount of US$100,000 or more.

Long-term debt

The aggregate amount of contractual maturities of all long-term debt at December 31, 2006 was as follows:

	At December 31, 2006
	(in billions of Won)
Due in 2007	(Won)	4,042
Due in 2008		8,119
Due in 2009		1,835
Due in 2010		1,821
Due in 2011		970
Thereafter		4,888

Gross long-term debt		21,675
Plus: Premium		—

Total long-term debt, net	(Won)	21,675

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the year ended December 31,
	2004		2005		2006
	(in billions of Won, except percentages)
Call money:
Year-end balance	(Won)	652	(Won)	1,254	(Won)	168
Average balance (1)		1,267		1,218		2,825
Maximum balance		3,773		2,305		3,220
Average interest rate (2)		3.31%		3.28%		4.21%
Year-end interest rate		0.27-6.85%		3.40-4.45%		4.08-7.50%

Borrowings from the Bank of Korea: (3)
Year-end balance	(Won)	922	(Won)	647	(Won)	682
Average balance (1)		911		687		653
Maximum balance		1,073		972		1,059
Average interest rate (2)		2.41%		2.04%		2.30%
Year-end interest rate		2.00%		2.00-4.67%		2.75%

Other short-term borrowings: (4)
Year-end balance	(Won)	8,592	(Won)	5,471	(Won)	9,945
Average balance (1)		8,150		7,474		7,574
Maximum balance		8,592		9,387		10,020
Average interest rate (2)		3.80%		3.68%		4.48%
Year-end interest rate		0.15-17.69%		0.00-7.73%		0.53-5.95%

(1)	Average outstanding balances have been calculated using daily averages.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)

Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings and debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured with the exception of borrowings from the Bank of Korea. These short-term borrowings are secured by securities totaling (Won)726 billion as of December 31, 2006.

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

Under the Regulation on the Supervision of the Banking Business most recently amended on December 22, 2006, banks must generally maintain allowances for credit losses in respect of their outstanding loans and other credits (including guarantees, and acceptances and trust account loans) in an aggregate amount covering not less than:

•

0.7% of normal credits (or 1.0% in the case of normal credits comprising loans to individuals and households, and 1.5% in the case of normal credits comprising outstanding credit card receivables and card loans);

•

7% of precautionary credits (or 10% in the case of precautionary credits comprising loans to individuals and households, and 15% in the case of precautionary credits comprising outstanding credit card receivables and card loans);

•	20% of substandard credits;

•

50% of doubtful credits (or 55% in the case of doubtful credits comprising loans to individuals and households, and 60% in the case of doubtful credits comprising outstanding credit card receivables and card loans); and

•	100% of estimated loss credits.

Furthermore, under a recent amendment to the Regulation on the Supervision of the Banking Business, Korean banks must establish allowances in respect of any confirmed guarantees (including confirmed acceptances) and outstanding unused credit line as of the date of settlement in an aggregate amount calculated at the same rates applicable to normal, precautionary, substandard and doubtful credits comprising their outstanding loans and other credits as set forth above.

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

The Monetary Policy Committee of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is:

•	7% of average balances for Won currency demand deposits outstanding;

•

0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding; and

•	2% of average balances for Won currency time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding.

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer and savings deposits with a maturity of six months or longer and a 7% minimum reserve ratio is applied to demand deposits and other deposits. A 1% minimum reserve ratio applies to offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

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

Recent Regulations Relating to Retail Household Loans

The Financial Supervisory Commission recently implemented a number of changes to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. As a result of the rapid increase in retail household loans and related credit risks, the Financial Supervisory Commission and the Financial Supervisory Service increased the minimum provisioning requirements for retail household loans. These requirements, set forth in the following table, became effective on December 31, 2006:

Asset Quality Classification	Provisioning ratio on retail household loans
	Before	Current
Normal	0.75% or above	1.0% or above
Precautionary	8.0% or above	10.0% or above
Substandard	20.0% or above	20.0% or above
Doubtful	55.0% or above	55.0% or above
Estimated loss	100.0%	100.0%

In addition, due to a rapid increase in the number of loans secured by homes and other forms of housing, the Financial Supervisory Commission and the Financial Supervisory Service implemented regulations designed to curtail extension of new or refinanced loans secured by housing, including the following:

•

as to loans secured by a collateral of housing located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 60%;

•

as to loans secured by collateral of housing located in areas of excessive investment as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than three years should not exceed 50% and (ii) the loan-to-value ratio for loans with a maturity of more than three years should not exceed 60%;

•

as to loans secured by apartments located in areas of high speculation as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than ten years should not exceed 40%; and (ii) the loan-to-value ratio for loans with a maturity of more than ten years should not exceed (a) 40%, if the price of such apartment is over (Won)600 million, and (b) 60%, if the price of such apartment is (Won)600 million or lower;

•

as to loans secured by apartments with appraisal value of more than (Won)600 million in areas of high speculation as designated by the government or certain metropolitan areas designated as areas of excessive investment by the government, the borrower’s debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such apartment(s) and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) should not exceed 40%;

•	as to apartments located in areas of high speculation as designated by the government, a borrower is permitted to have only one new loan secured by such apartment;

•

where a borrower has two or more loans secured by apartments located in areas of high speculation as designated by the government, the loan with the earliest maturity date must be repaid first and the number of loans must be eventually reduced to one; and

•

in the case of a borrower (i) whose spouse already has a loan secured by housing or (ii) who is single and under 30 years old, the debt-to-income ratio of the borrower in respect of loans secured by apartment(s) located in areas of high speculation as designated by the government should not exceed 40%.

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

Credit Card Business

General

In order to enter the credit card business, a bank must register with the Financial Supervisory Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on April 11, 2007. A registered bank engaging in the credit card business is regulated by the Financial Supervisory Commission and the Financial Supervisory Service.

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

The Law on Class Actions Regarding Securities took effect on January 1, 2007 with respect to companies with a total asset value of less than (Won)2 trillion, and took effect on January 1, 2005 for all other companies and will apply retroactively to all applicable claims arising out of acts committed since its enactment.

An amendment of the new law delayed its effectiveness until December 31, 2006 with respect to claims against companies and their auditors in cases where such companies took steps to correct any accounting irregularities.

Item 4C.	Organizational Structure

We are the direct or indirect parent company of a number of subsidiaries. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2006, including contribution to our total assets, net income, operating income and stockholders’ equity:

Subsidiary	Percentage of ownership	Total assets		Stockholders’ equity		Operating income		Net income
	(in millions of Won)
KB Data Systems Co., Ltd.	99.99%	(Won)	33,462	(Won)	17,578	(Won)	3,075	(Won)	2,270
KB Futures Co., Ltd.	99.98		67,102		28,054		2,520		1,801
KB Investment Co., Ltd.	99.99		110,589		108,725		(2,880)		(2,880)
KB Asset Management Co., Ltd.	80.00		92,175		81,514		32,375		23,769
KB Real Estate Trust Co., Ltd.	99.99		243,192		136,387		24,330		17,663
KB Credit Information Co., Ltd.	99.73		43,936		35,391		10,278		7,482
Kookmin Bank Hong Kong Ltd.	100.00		399,943		75,522		7,755		7,713
Kookmin Bank International Ltd.	100.00		332,054		69,707		4,735		3,784

Further information regarding our subsidiaries is provided below:

•	KB Data Systems Co., Ltd. was established in Korea in September 1991 to provide software services to us and other financial institutions.

•	KB Futures Co., Ltd. was established in Korea in March 1997 to act as a broker-dealer for domestic and overseas futures transactions.

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

•

Other Subsidiaries. For the year ended December 31, 2006, we derived operating income of (Won)236 billion and net income of (Won)236 billion from our remaining subsidiaries, which individually do not account for a significant amount of our business.

Item 4D.	Property, Plants and Equipment

Our registered office and corporate headquarters are located at 9-1, 2-ga, Namdaemoon-ro, Jung-Gu, Seoul 100-703, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters	9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703	1,749
Headquarters building	36-3, Yoido-dong, Youngdeungpo-gu, Seoul 150-758	5,354
Headquarters building	Yoido, Seoul	5,928
Headquarters building	Yoido, Seoul	2,006
Headquarters building	Jongro-gu, Seoul	3,704
Training institute	Ilsan	207,659
Training institute	Daechon	4,158
Training institute	Sokcho	15,584
Training institute	Cheonan	196,649
IT center	Seoul	13,116
IT center	Seoul	4,748

As of December 31, 2006, we had a countrywide network of 1,132 branches and sub-branches. Approximately one-third of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Hong Kong and the United Kingdom and branches in Tokyo in Japan, Auckland in New Zealand and New York in the United States. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2006 was (Won)1,152 billion.

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

Financial and economic conditions generally improved in Korea from 1999. The general level of interest rates decreased, consumer spending and consumer demand for credit cards and other financial products increased, the overall level of non-performing corporate loans decreased and overall profitability increased. Nonetheless, many large corporations, including those to which we have credit and other exposure, are experiencing significant financial difficulties. Furthermore, substantial growth in lending to small- and medium-sized enterprises has in recent years led to increasing delinquencies and a deterioration in overall asset quality, which began to stabilize in 2006. In 2006, under Korean GAAP, we recorded charge-offs of (Won)391 billion and provisions of (Won)271 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of (Won)470 billion and provisions of (Won)261 billion in 2005. See “Item 3D. Risk Factors—Risk relating to our small- and medium-sized enterprise loan portfolio.”

In addition, the significant increase in retail and credit card debt has led to a deterioration in the asset quality of the retail loans and credit card receivables of Korean financial institutions. In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea made significant investments and engaged in aggressive marketing in these areas, leading to substantially increased competition in the retail lending and credit card segments. However, the rapid growth in retail lending and credit card usage has led to increasing delinquencies, loan loss provisions, non-performing loans and charge-offs. In 2006, we recorded charge-offs of (Won)301 billion in respect of our credit card portfolio, compared to charge-offs of (Won)868 billion in 2005. We also recorded charge-offs of (Won)484 billion in respect of our retail loan portfolio in 2006, compared to charge-offs of (Won)645 billion in 2005. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio.”

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

As a result of the developments in the Korean economy described above, as well as factors such as high oil prices, the weakness of the economy in certain parts of the world, and tensions with North Korea, the economic outlook for the financial services sector in Korea in 2007 and for the foreseeable future is uncertain.

New Basel Capital Accord

In June 2006, the Financial Supervisory Service announced that it would implement Basel II in Korea beginning on January 1, 2008. The implementation of Basel II will have a substantial effect on the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on market risk and capital adequacy and asset soundness as measures of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk when calculating risk-weighted assets. Our implementation of Basel II may require an increase in our capital requirements, which may require us to either improve our asset quality or raise additional capital. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

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

	Dec. 31, 2002		June 30, 2003		Dec. 31, 2003		June 30, 2004		Dec. 31, 2004		June 30, 2005		Dec. 30, 2005		June 30, 2006		Dec. 29, 2006
KOSPI		627.55		669.93		810.71		785.79		895.92		1,008.16		1,379.37		1,295.15		1,434.46
(Won)/US$ exchange rates (1)	(Won)	1,186.3	(Won)	1,196.0	(Won)	1,192.0	(Won)	1,156.0	(Won)	1,035.1	(Won)	1,034.5	(Won)	1,010.0	(Won)	948.5	(Won)	930.0
Corporate bond rates (2)		5.8%		5.6%		5.7%		5.0%		3.9%		4.4%		5.7%		5.3%		5.2%
Treasury bond rates (3)		5.1%		4.2%		4.8%		4.2%		3.3%		4.0%		5.1%		4.9%		4.9%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Finance and Economy of Korea.

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

Our consolidated financial statements for the year ended December 31, 2006 included a total allowance for credit losses of (Won)2,802 billion as of that date (including allowances of (Won)334 billion with respect to off-balance sheet credit instruments). Our total loan charge-offs, net of recoveries, amounted to (Won)549 billion and we recorded a reversal of provision for credit losses of (Won)100 billion in 2006.

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

Goodwill and Other Intangible Assets

We recognized a significant amount of goodwill in connection with our merger with Korea Long Term Credit Bank and our acquisition of Kookmin Credit Card. In addition, we acquired core deposit and credit card relationship intangible assets upon our merger with H&CB, and credit card relationship intangible assets upon our acquisition of Kookmin Credit Card.

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

Valuation Allowance for Deferred Tax Assets

As a result of the substantial losses incurred by certain of our subsidiaries, we had an aggregate of (Won)138 billion of net operating loss carry-forwards as of December 31, 2006, which expire from 2007 to 2011. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of tax recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent that it is more likely than not that deferred tax assets will not be realized. We record a benefit or expense under the income tax expense/benefit line of our income statement when there is a net change in our total deferred tax assets and liabilities in a period. In 2004, 2005 and 2006, we recorded a valuation allowance for a certain amount of deferred tax assets resulting from net operating loss carry-forwards and land revaluation due to the uncertainty of the amount of our future profitability.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year ended December 31,						Year ended December 31,
	2004		2005		2006		2005/2004	2006/2005
	(in billions of Won, except percentages)						(% change)
Interest and dividend income
Loans, including fees (1)	(Won)	10,826	(Won)	9,464	(Won)	9,941	(12.6)%	5.0%
Trading securities		156		129		159	(17.3)	23.3
Investment securities		1,004		960		1,217	(4.4)	26.8
Call loans and securities purchased under resale agreements		85		78		60	(8.2)	(23.1)
Deposits		21		27		28	28.6	3.7

Total interest and dividend income		12,092		10,658		11,405	(11.9)	7.0

Interest expense
Deposits		3,834		3,181		3,408	(17.0)	7.1
Call money		42		40		119	(4.8)	197.5
Other borrowed funds		332		289		354	(13.0)	22.5
Secured borrowings		366		310		389	(15.3)	25.5
Long-term debt		942		937		1,072	(0.5)	14.4

Total interest expense		5,516		4,757		5,342	(13.8)	12.3

Net interest income	(Won)	6,576	(Won)	5,901	(Won)	6,063	(10.3)	2.7

Net interest margin (2)		3.84%		3.53%		3.43%

(1)	Fees primarily include annual fees on credit cards.
(2)	The ratio of net interest income to average interest earning assets. See “Item 3A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2006 to 2005

Interest and dividend income. Interest and dividend income increased 7.0% from (Won)10,658 billion in 2005 to (Won)11,405 billion in 2006, primarily due to a 5.0% increase in interest and fees on loans, which was enhanced by a 26.8% increase in interest and dividends on investment securities. The average balance of our interest earning assets increased 5.6% from (Won)167,225 billion in 2005 to (Won)176,655 billion in 2006, and the average yields on our interest earning assets increased from 6.37% in 2005 to 6.46% in 2006.

The 5.0% increase in interest and fees on loans from (Won)9,464 billion in 2005 to (Won)9,941 billion in 2006 was primarily the result of:

•

an increase of 42 basis points in average yields on mortgage and home equity loans from 5.75% in 2005 to 6.17% in 2006, which was enhanced by a 3.4% increase in the average volume of such loans from (Won)58,376 billion in 2005 to (Won)60,373 billion in 2006; and

•

a 14.3% increase in the average volume of commercial and industrial loans from (Won)39,031 billion in 2005 to (Won)44,631 billion in 2006, which was enhanced by an increase of 1 basis point in average yields on such loans from 6.03% in 2005 to 6.04% in 2006.

The increase in the average yields for mortgage and home equity loans was primarily a result of a general rise in market interest rates in Korea from 2005 to 2006 as well as our efforts to improve our yields on such loans. The average volume of mortgage and home equity loans increased mainly as the result of higher demand for such loans in Korea as well as our increased marketing efforts with respect to such loan products. The increase in the average volume of commercial and industrial loans reflected our continuing efforts to expand our corporate lending business.

These increases were partially offset by decreases in interest on loans resulting from:

•

a 10.0% decrease in the average volume of other consumer loans from (Won)24,506 billion in 2005 to (Won)22,046 billion in 2006, which was partially offset by an increase of 4 basis points in average yields on such loans from 8.17% in 2005 to 8.21% in 2006; and

•

a decrease of 198 basis points in average yields on credit card balances, primarily in cash advances and credit card loans, from 16.27% in 2005 to 14.29% in 2006, which was partially offset by a 2.1% increase in the average volume of such loans from (Won)8,369 billion in 2005 to (Won)8,547 billion in 2006.

The decrease in average volume of other consumer loans reflected our continuing efforts, particularly with respect to other consumer loans, to improve the asset quality of our loans rather than increasing the size of our loan portfolio. The decrease in the average yield of our credit card balances reflected a decrease in our customers’ use of high-interest cash advances, while the average volume for such credit card balances increased primarily a result of our increased marketing efforts to procure new credit card subscribers.

Overall, the average volume of our loans increased 4.7%, from (Won)137,079 in 2005 to (Won)143,457 in 2006, and the average yields on our loans increased 3 basis points, from 6.90% in 2005 to 6.93% in 2006, reflecting the higher interest rate environment.

Our securities portfolio consists primarily of investment securities, of which 89.1% represented debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Korea Electric Power Corporation, the Korea Deposit Insurance Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) and debt securities issued by financial institutions and other Korean banks as of December 31, 2006. Interest and dividends on investment securities increased 26.8% from (Won)960 billion in 2005 to (Won)1,217 billion in 2006. This increase was primarily due to a 18.2% increase in the average volume of investment securities from (Won)23,357 billion in 2005 to (Won)27,605 billion in 2006 as a result of our increased purchases of debt securities issued by financial institutions in the first half of 2006. The effect of this increase was enhanced by an increase of 30 basis points in average yields on such investment securities from 4.11% in 2005 to 4.41% in 2006, primarily due to the general rise in market interest rates in Korea.

Our securities portfolio also includes trading securities, of which 94.4% represented debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by financial institutions and other Korean banks as of December 31, 2006. Interest and dividends on trading securities increased 23.3% from (Won)129 billion in 2005 to (Won)159 billion in 2006. This increase was primarily due to a 93 basis point increase in average yields on such securities from 3.86% in 2005 to 4.79% in 2006, reflecting the general rise in market interest rates in Korea.

Interest Expense. Interest expense increased 12.3% from (Won)4,757 billion in 2005 to (Won)5,342 billion in 2006, primarily due to a 7.1% increase in interest expense on deposits, a 14.4% increase in interest expense on long-term debt, a 25.5% increase in interest expense on secured borrowings, a 197.5% increase in interest expense on call money and a 22.5% increase in interest expense on other borrowed funds. The average balance of our interest bearing liabilities increased 4.4% from (Won)154,384 billion in 2005 to (Won)161,148 billion in 2006, principally as a result of increases in long-term debt, secured borrowings and call money, which was enhanced by a 23 basis point increase in average cost from 3.08% in 2005 to 3.31% in 2006.

The 7.1% increase in interest expense on deposits from (Won)3,181 billion in 2005 to (Won)3,408 billion in 2006 was primarily the result of:

•

a 67.5% increase in the average volume of certificates of deposit from (Won)5,007 billion in 2005 to (Won)8,386 billion in 2006, which was enhanced by an 83 basis point increase in the average interest rate paid on certificates of deposit from 3.69% in 2005 to 4.52% in 2006;

•

a 14 basis point increase in the average interest rate paid on savings deposits from 0.57% in 2005 to 0.71% in 2006, which was enhanced by a 8.6% increase in the average volume of such deposits from (Won)38,343 billion in 2005 to (Won)41,652 billion in 2006; and

•

a 31 basis point increase in the average interest rate paid on other time deposits from 3.61% in 2005 to 3.92% in 2006, which was partially offset by a 6.4% decrease in the average volume of such deposits from (Won)66,229 billion in 2005 to (Won)62,015 billion in 2006.

The increases in the average interest rates paid on certificates of deposit, savings deposits and other time deposits resulted from the general rise in market interest rates in Korea from 2005 to 2006. The increases in the average volume of certificates of deposit and savings deposits were primarily attributable to our increased focus on marketing such deposits as a cost-effective method of meeting our higher funding requirements. The decrease in the average volume of other time deposits mainly reflected our customers’ preference for certificates of deposit or investment-related banking products, which offered higher interest rates.

These increases were partially offset by a 19.6% decrease in the average volume of mutual installment deposits from (Won)10,589 billion in 2005 to (Won)8,511 billion in 2006, which in turn was enhanced by a 21 basis point decrease in the average interest rates paid on such mutual installment deposits. The decrease in the average volume of such deposits was principally due to our customers’ decreased preference for mutual installment deposits relative to investment-related banking products, while the decrease in the average interest rates paid on mutual installment deposits reflected our reduced focus on such deposits as a source of funding.

The 14.4% increase in interest expense on long-term debt from (Won)937 billion in 2005 to (Won)1,072 billion in 2006 was mainly due to an 18.5% increase in the average volume of such debt from (Won)17,114 billion in 2005 to (Won)20,285 billion in 2006, due primarily to our increased funding needs. This was partially offset by a 20 basis point decrease in the average cost of such debt from 5.48% in 2005 to 5.28% in 2006, which was attributable mainly to the maturity of a portion of our previously incurred higher-interest rate long-term debt.

The 25.5% increase in interest expense on secured borrowings from (Won)310 billion in 2005 to (Won)389 billion in 2006 resulted from a 21.3% increase in the average volume of such borrowings from (Won)7,109 billion in 2005 to (Won)8,622 billion in 2006, enhanced by a 15 basis point increase in the average cost of such borrowings from 4.36% in 2005 to 4.51% in 2006. The average volume of our secured borrowings increased due primarily to our increasing use of secured borrowings as a cost-effective way to meet our increased funding needs, while the average interest rate paid on our secured borrowings mainly reflected the general rise in market interest rates in Korea.

The 197.5% increase in interest expense on call money from (Won)40 billion in 2005 to (Won)119 billion in 2006 was mainly due to a 131.9% increase in the average volume of call money from (Won)1,218 billion in 2005 to (Won)2,825 billion in 2006, which was principally the result of our need to address short-term funding gaps in light of our increased funding needs. This increase was enhanced by a 93 basis point increase in the average interest rate paid on such call money from 3.28% in 2005 to 4.21% in 2006, primarily due to the Bank of Korea’s increase of call money interest rates.

Other borrowed funds consist primarily of short-term borrowings, borrowings from the Bank of Korea, short-term foreign currency borrowings, short-term debentures and borrowing from our trust accounts. The 22.5% increase in interest expense on other borrowed funds from (Won)289 billion in 2005 to (Won)354 billion in 2006 resulted mainly from an increase in the average interest rate paid with respect to such borrowings, which was enhanced by an increase in the average volume of such borrowings. The average interest rate paid on short-term borrowings other than borrowings from the Bank of Korea increased 80 basis points from 3.68% in 2005 to 4.48% in 2006, while the average interest rate paid on borrowings from the Bank of Korea increased 26 basis points from 2.04% in 2005 to 2.30% in 2006. Such increases mainly reflected the general rise in market interest rates in Korea. The average volume of short-term borrowings other than borrowings from the Bank of Korea increased 1.3% from (Won)7,474 billion in 2005 to (Won)7,574 billion in 2006, which was partially offset by the 4.9% decline of the average volume of borrowings from the Bank of Korea from (Won)687 billion in 2005 to (Won)653 billion in 2006.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin decreased from 3.53% in 2005 to 3.43% in 2006, as the increase in the average volume of interest earning assets outpaced the increase in our net interest income. The average volume of our interest earning assets increased 5.6% from (Won)167,225 billion in 2005 to (Won)176,655 billion in 2006, while net interest income increased 2.7% from (Won)5,901 billion in 2005 to (Won)6,063 billion in 2006. However, the net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, declined from 3.29% in 2005 to 3.15% in 2006. The decline in net interest spread reflected a larger increase in the average cost of our interest bearing liabilities (including as a result of sharp growth in the average volume of certificates of deposit, where the increase in average cost was also relatively large) relative to the increase in the average yield on our interest earning assets (which was slowed by the small increase in average yield on commercial and industrial loans, where the growth in average volume was relatively large).

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

Comparison of 2006 to 2005

Our provision for credit losses decreased from (Won)613 billion in 2005 to a reversal of provision of (Won)100 billion in 2006, primarily due to significant improvement in the asset quality of our consumer loans and credit card loans, as reflected in a decrease in delinquency rates. These decreases were partially offset by an increase in our provisions in respect of credits other than loans, due mainly to additional provisions relating to unused lines of credit for credit cards.

Our loan charge-offs, net of recoveries, decreased 67.4% from (Won)1,682 billion in 2005 to (Won)549 billion in 2006, which was attributable mainly to (Won)586 billion and (Won)379 billion decreases in net charge-offs of outstanding credit card balances and consumer loans, respectively.

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

	As of December 31,
	2004	2005	2006
Impaired loans as a percentage of total corporate loans	8.6%	7.1%	4.7%
Allowance for loan losses as a percentage of total corporate loans	5.3	4.2	2.9
Allowance for loan losses as a percentage of impaired loans	38.3	45.4	51.7

During 2006, impaired loans and allowance for loan losses, each as a percentage of total corporate loans, decreased, while the level of allowance for loan losses as a percentage of impaired loans increased. Although significant loan growth resulted in a decrease in the overall outstanding balance of both total impaired loans and allowance for loan losses as a percentage of total corporate loans, repayments of relatively higher-quality impaired loans with lower levels of allowances for loan losses led to a worse overall mix of impaired loans, resulting in an increase in allowance for loan losses as a percentage of impaired loans.

During 2005, impaired loans and allowance for loan losses, each as a percentage of total corporate loans, decreased, while the level of allowance for loan losses as a percentage of impaired loans increased. Although significant charge-offs resulted in a decrease in the overall outstanding balance of both total impaired loans and allowance for loan losses as a percentage of total corporate loans, the deterioration in the asset quality of existing impaired loans led to a worse overall mix of impaired loans, resulting in an increase in allowance for loan losses as a percentage of impaired loans.

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

	As of December 31,
	2004	2005	2006
Non-performing loans as a percentage of total consumer loans	1.5%	1.5%	0.7%
Allowance for loan losses as a percentage of total consumer loans	2.3	1.4	0.9
Allowance for loan losses as a percentage of non-performing consumer loans	11.7	9.2	15.7

During 2006, non-performing consumer loans and allowance for loan loss, each as a percentage of total consumer loans, decreased while the level of allowance for loan losses as a percentage of non-performing consumer loans increased. Although significant loan growth, especially in mortgage and home equity loans, resulted in a decrease in the overall outstanding balance of both total non-performing consumer loans and allowance for loan losses as a percentage of total consumer loans, a deterioration in the asset quality of existing consumer loans led to a worse overall mix of non-performing consumer loans, resulting in an increase in allowance for loan losses as a percentage of non-performing consumer loans.

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

Non-Interest Income

The following table shows, for the periods indicated, the components of our non-interest income:

	Year ended December 31,						Year ended December 31,
	2004		2005		2006		2005/2004	2006/2005
	(in billions of Won)						(% change)
Credit card merchant fees	(Won)	835	(Won)	811	(Won)	884	(2.9)%	9.0%
Other fees and commission income (excluding credit card merchant fees)		934		1,065		1,250	14.0	17.4
Net trading revenue		409		292		263	(28.6)	(9.9)
Trust fees, net		153		146		156	(4.6)	6.8
Net gain on investments		99		98		85	(1.0)	(13.3)
Other non-interest income		370		432		241	16.8	(44.2)

Total non-interest income	(Won)	2,800	(Won)	2,844	(Won)	2,879	1.6	1.2

Comparison of 2006 to 2005

Non-interest income increased 1.2% from (Won)2,844 billion in 2005 to (Won)2,879 billion in 2006. This increase was attributable primarily to:

•	a (Won)185 billion increase in other fees and commission income from (Won)1,065 billion in 2005 to (Won)1,250 billion in 2006; and

•	a (Won)73 billion increase in credit card merchant fees from (Won)811 billion in 2005 to (Won)884 billion in 2006.

These increases were largely offset by a (Won)191 billion decrease in other non-interest income from (Won)432 billion in 2005 to (Won)241 billion in 2006 and a (Won)29 billion decrease in net trading revenue from (Won)292 billion in 2005 to (Won)263 billion in 2006.

Other fees and commission income consists of commissions received on fund management, credit cards, cash dispenser services and letters of credit, commissions and fees received for brokerage and agency activities, commissions received on remittances and bancassurance fees. The 17.4% increase in other fees and commission income was attributable principally to an increase in commissions received for brokerage and agency activities.

The 9.0% increase in credit card merchant fees was principally a result of increases in credit purchases by our customers reflecting their increased preference for such purchases relative to cash advances.

Other non-interest income consists mainly of gains on the sale of loans and extinguishment of our debt obligations and insurance premiums. The 44.2% decrease in other non-interest income was attributable principally to lower gains on sales of loans resulting from a decrease of loan sale transactions to third parties.

Net trading revenue consists of net realized and unrealized gains on securities and derivatives in our trading portfolio. The 9.9% decrease in net trading revenue resulted mainly from a decrease of gains on disposal of trading securities.

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

The 28.6% decrease in net trading revenue resulted mainly from a decrease of gains on disposal of trading securities.

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year ended December 31,						Year ended December 31,
	2004		2005		2006		2005/2004	2006/2005
	(in billions of Won)						(% change)
Salaries and employee benefits	(Won)	1,702	(Won)	2,193	(Won)	2,054	28.8%	(6.3)%
Other administrative expenses		646		628		770	(2.8)	22.6
Other fees and commissions		537		524		654	(2.4)	24.8
Depreciation and amortization		441		353		324	(20.0)	(8.2)
Credit card fees		332		188		239	(43.4)	27.1
Other non-interest expenses		374		428		481	14.4	12.4

Total non-interest expense	(Won)	4,032	(Won)	4,314	(Won)	4,522	7.0	4.8

Comparison of 2006 to 2005

Non-interest expense increased 4.8% from (Won)4,314 billion in 2005 to (Won)4,522 billion in 2006. This increase was primarily due to a (Won)142 billion increase in other administrative expenses, a (Won)130 billion increase in other fees and commissions, a (Won)53 billion increase in other non-interest expenses and a (Won)51 billion increase in credit card fees, partially offset by a (Won)139 billion decrease in salaries and employee benefits and a (Won)29 billion decrease in depreciation and amortization.

Other administrative expenses include advertising, public relations, sales promotion, telecommunication and data processing expenses. The 22.6% increase in other administrative expenses was primarily due to an increase in advertising and sales promotion expenses.

Other fees and commissions include deposit insurance fees paid to the Korea Deposit Insurance Corporation, contributions to guarantee funds and miscellaneous fees for consulting and other services provided by third party service providers. The 24.8% increase in other fees and commissions was attributable principally to increases in consulting and miscellaneous fees.

Other non-interest expenses include losses in connection with the sale of loans, losses on the disposal of premises and equipment, tax expenses other than income tax, insurance expense, losses on impairment of other assets, provision for other losses, donations and penalties. The 12.4% increase in other non-interest expenses resulted mainly from an increase in provision for other losses.

Credit card fees include fees and commissions paid to our sales agents, expenses related to awarding mileage and bonus points to our credit card customers and fees and commissions paid to our member merchants. The 27.1% increase in credit card fees resulted mainly from increased marketing costs in connection with our credit card operations.

The 6.3% decrease in salaries and employee benefits resulted mainly from a decrease in termination benefits paid in connection with our voluntary early retirement program.

The 8.2% decrease in depreciation and amortization resulted mainly from an increase in disposal of property and equipment.

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

The 20.0% decrease in depreciation and amortization resulted mainly from a decrease in new purchases of property and equipment.

Income Tax Expense

Comparison of 2006 to 2005

Income tax expense increased 29.4% from (Won)1,099 billion in 2005 to (Won)1,423 billion in 2006 as a result of an increase in earnings and a decrease in our deferred income tax assets from 2005 to 2006, as well as due to (Won)190 billion of additional tax imposed on us following a tax audit with respect to prior years. See “Item 8A.

Consolidated Statements and Other Financial Information—Legal Proceedings—Other Proceedings” and “Item 3D. Risk Factors—Other risks relating to our business—We may be assessed additional income taxes in respect of prior years as a result of a tax audit by the National Tax Service of Korea.” The statutory tax rate applicable to us was approximately 27.5% in 2005 and 2006. Our effective tax rate was 28.8% in 2005 and 31.5% in 2006.

Comparison of 2005 to 2004

Income tax expense increased 145.3% from (Won)448 billion in 2004 to (Won)1,099 billion in 2005 as a result of an increase in earnings and a decrease in our deferred income tax assets from 2004 to 2005. The statutory tax rate applicable to us was approximately 29.7% in 2004. Our effective tax rate was 30.2% in 2004 and 28.8% in 2005.

Minority Interests

Comparison of 2006 to 2005

Minority interests represent the allocation to minority shareholders of their interests in the gain or loss of our non-wholly owned consolidated subsidiaries. Expense attributable to minority interests was (Won)3 billion in 2005 and (Won)5 billion in 2006. The expense in 2005 and 2006 was due primarily to the deduction of the portion of net income earned by KB Asset Management that was attributable to such interests.

Comparison of 2005 to 2004

Expense attributable to minority interests was (Won)3 billion in both 2004 and 2005. The expense in 2004 and 2005 was due primarily to the deduction of the portion of net income earned by KB Asset Management that was attributable to such interests.

Net Income

As a result of the above, our net income was (Won)3,091 billion in 2006, compared to (Won)2,716 billion in 2005 and (Won)1,032 billion in 2004.

Results under Korean GAAP by Principal Business Segment

We are organized into four major business segments: retail banking, credit card operations, corporate banking and capital markets. The following discussion is based upon our internal management account information, prepared based on Korean GAAP. The following table shows, for the periods indicated, our results of operation by segment based on this information:

	Net income(1) Year ended December 31,						Total revenue Year ended December 31,
	2004		2005		2006		2004		2005		2006
	(in billions of Won)
Retail banking	(Won)	724	(Won)	1,320	(Won)	1,231	(Won)	12,225	(Won)	9,169	(Won)	10,372
Credit card operations		(220)		494		491		2,585		2,193		2,256
Corporate banking		(245)		360		345		3,119		4,267		5,265
Capital markets		48		151		12		9,558		7,109		8,967
Other		34		7		477		929		2,797		2,457

Total	(Won)	341	(Won)	2,332	(Won)	2,556	(Won)	28,416	(Won)	25,535	(Won)	29,317

(1)	After deduction of income tax allocated proportionately among each segment.

Retail Banking

Our retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2004		2005		2006		2005/2004	2006/2005
	(in billions of Won)						(% change)
Interest income	(Won)	11,610	(Won)	8,592	(Won)	9,504	(26.0)%	10.6%
Interest expense		7,487		5,373		6,418	(28.2)	19.4
Provision for credit losses		1,402		372		421	(73.5)	13.2
Non-interest income		615		577		868	(6.2)	50.4
Non-interest expense including depreciation and amortization		2,249		1,604		1,840	(28.7)	14.7

Net income before tax		1,087		1,820		1,693	67.4	(7.0)
Income tax (1)		363		500		462	37.7	(7.6)

Net income	(Won)	724	(Won)	1,320	(Won)	1,231	82.3	(6.7)

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2006 to 2005

Our net income before tax for this segment decreased 7.0% from (Won)1,820 billion in 2005 to (Won)1,693 billion in 2006.

Interest income from our retail banking activities increased 10.6% from (Won)8,592 billion in 2005 to (Won)9,504 billion in 2006. This increase was primarily due to an increase in average interest rates on loans from 6.46% in 2005 to 6.69% in 2006, principally as a result of a general rise in market interest rates. The average volume of retail loans remained relatively stable at (Won) 82,617 billion in 2006 compared to (Won)82,990 billion in 2005.

Our largest and most important funding source is deposits from retail customers, which represent approximately three-quarters of our total deposits. Interest expense in the retail banking segment increased 19.4% from (Won)5,373 billion in 2005 to (Won)6,418 billion in 2006, due primarily to an increase in average interest rates on deposit and savings products from 2.63% in 2005 to 2.85% in 2006.

Provision for credit losses on retail loans increased 13.2% from (Won)372 billion in 2005 to (Won)421 billion in 2006, primarily as a result of an increase by the Financial Supervisory Commission in 2006 in the minimum required provisioning levels applicable under Korean GAAP to loans classified as normal and precautionary.

Non-interest income increased 50.4% from (Won)577 billion in 2005 to (Won)868 billion in 2006, primarily due to an increase in fees derived from sales of insurance products of other institutions and sales of beneficiary certificates, as well as the inter-segment adjustment of fee income between this segment and our “other” segment resulting from refinements to our data tracking methods in implementing the management policy adopted in 2005 regarding allocations of certain income and expense items among our business segments.

Non-interest expense, which includes depreciation and amortization, increased 14.7% from (Won)1,604 billion in 2005 to (Won)1,840 billion in 2006, primarily due to an increase in labor costs as well as higher marketing costs due to our increased marketing activities with respect to retail lending.

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

	Year ended December 31,						Year ended December 31,
	2004		2005		2006		2005/2004	2006/2005
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	1,406	(Won)	2,057	(Won)	1,907	46.3%	(7.3)%
Interest expense		386		296		347	(23.3)	17.2
Provision for credit losses		781		608		388	(22.1)	(36.2)
Non-interest income		1,178		136		348	(88.5)	155.9
Non-interest expense including depreciation and amortization		1,792		608		786	(66.0)	29.3

Net income (loss) before tax (1)		(375)		681		734	N/M	7.8
Income tax (1)(2)		(155)		187		243	N/M	29.9

Net income (loss) (1)	(Won)	(220)	(Won)	494	(Won)	491	N/M	(0.6)

(1)	N/M = not meaningful.
(2)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2006 to 2005

Our net income before tax for this segment increased 7.8% from (Won)681 billion in 2005 to (Won)734 billion in 2006.

Interest income from our credit card operations decreased 7.3% from (Won)2,057 billion in 2005 to (Won)1,907 billion in 2006. This decrease was primarily due to a decrease in the average volume of our credit card receivables, from (Won)8,635 billion in 2005 to (Won)7,880 billion in 2006.

Interest expense increased 17.2% from (Won)296 billion in 2005 to (Won)347 billion in 2006 due to increased funding costs resulting from higher average interest rates in respect of inter-segment borrowings as a result of a rise in market interest rates.

Provision for credit losses decreased 36.2% from (Won)608 billion in 2005 to (Won)388 billion in 2006. This decrease was primarily due to an improvement in the overall asset quality of our credit card portfolio.

Non-interest income increased 155.9% from (Won)136 billion in 2005 to (Won)348 billion in 2006. This increase resulted principally from further refinements to the 2005 reclassification of interest on credit card loans, fees and commissions, as well as increases in various non-operating income items.

Non-interest expense, which includes depreciation and amortization, increased 29.3% from (Won)608 billion in 2005 to (Won)786 billion in 2006, primarily due to an increase in marketing costs as a result of increased marketing efforts to procure new credit card subscribers.

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

Corporate Banking

Our corporate banking segment handles our transactions with private and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, deposits in Won and foreign currencies and foreign currency activities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2004		2005		2006		2005/2004	2006/2005
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	2,960	(Won)	4,126	(Won)	4,938	39.4%	19.7%
Interest expense		1,838		2,900		3,858	57.8	33.0
Provision for credit losses		896		376		353	(58.0)	(6.1)
Non-interest income		159		141		327	(11.4)	131.9
Non-interest expense including depreciation and amortization		798		494		549	(38.0)	11.1

Net income (loss) before tax (1)		(413)		497		505	N/M	1.6
Income tax (1)(2)		(168)		137		160	N/M	16.8

Net income (1)	(Won)	(245)	(Won)	360	(Won)	345	N/M	(4.2)

(1)	N/M = not meaningful.
(2)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2006 to 2005

Our net income before tax for this segment increased 1.6% from (Won)497 billion in 2005 to (Won)505 billion in 2006.

Interest income from our corporate banking activities increased 19.7% from (Won)4,126 billion in 2005 to (Won)4,938 billion in 2006. This increase was primarily due to an increase in average interest rates on corporate loans from 6.03% in 2005 to 6.40% in 2006, resulting principally from a general rise in market interest rates. The effect of this increase was enhanced by an increase in the average corporate lending volume.

Interest expense increased 33.0% from (Won)2,900 billion in 2005 to (Won)3,858 billion in 2006. This increase was primarily due to an increase in the average interest rates on inter-segment borrowings in line with the general rise in market interest rates.

Provision for credit losses on commercial loans decreased 6.1% from (Won)376 billion in 2005 to (Won)353 billion in 2006, primarily due to an improvement in the overall asset quality of our commercial loans.

Non-interest income increased 131.9% from (Won)141 billion in 2005 to (Won)327 billion in 2006. This increase was primarily due to the inter-segment adjustment of fee income between this segment and our “other” segment resulting from refinements to our data tracking methods in implementing the management policy adopted in 2005 regarding allocations of certain income and expense items among our business segments.

Non-interest expense, which includes depreciation and amortization, increased 11.1% from (Won)494 billion in 2005 to (Won)549 billion in 2006, primarily due to an increase in labor costs and other administrative expenses.

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

Capital Markets

Our capital markets segment handles our treasury activities and dealing of trading and investment securities as well as raising foreign currency funding through debentures and borrowings in foreign currencies. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2004		2005		2006		2005/2004	2006/2005
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	2,417	(Won)	1,872	(Won)	2,739	(22.5)%	46.3%
Interest expense		2,660		1,871		2,838	(29.7)	51.7
Provision for credit losses		(10)		—		—	(99.6)	—
Non-interest income		7,141		5,237		6,229	(26.7)	18.9
Non-interest expense including depreciation and amortization		6,647		5,029		6,113	(24.3)	21.6

Net income before tax		261		209		17	(20.0)	(91.9)
Income tax (1)		213		58		5	(72.8)	(91.4)

Net income	(Won)	48	(Won)	151	(Won)	12	214.6	(92.1)

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2006 to 2005

Our net income before tax for this segment decreased 91.9% from (Won)209 billion in 2005 to (Won)17 billion in 2006.

Interest income increased 46.3% from (Won)1,872 billion in 2005 to (Won)2,739 billion in 2006, primarily due to an increase in average interest rates on investment securities as a result of the general rise in market interest rates, as well as the inter-segment adjustment of interest income between this segment and our “other” segment resulting from refinements to our data tracking methods in implementing the management policy adopted in 2005 regarding allocations of certain income and expense items among our business segments.

Interest expense increased 51.7% from (Won)1,871 billion in 2005 to (Won)2,838 billion in 2006, due primarily to an increase in interest expense relating to borrowings in both Won and foreign currencies mainly as a result of the general rise in market interest rates as well as the inter-segment adjustment of certain debentures and related funding costs between the “other” segment and this segment in 2006 resulting from refinements to our data tracking methods as described above.

Non-interest income increased 18.9% from (Won)5,237 billion in 2005 to (Won)6,229 billion in 2006, primarily due to an 11.7% increase in revenues and valuation gains on derivatives from (Won)4,804 billion in 2005 to (Won)5,365 billion in 2006, which resulted mainly from increased transaction volume.

Non-interest expense, which includes depreciation and amortization, increased 21.6% from (Won)5,029 billion in 2005 to (Won)6,113 billion in 2006, primarily due to a 9.4% increase in losses (including valuation losses) on derivatives from (Won)4,672 billion in 2005 to (Won)5,111 billion in 2006, which resulted mainly from increased transaction volume.

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

Interest expense decreased 29.7% from (Won)2,660 billion in 2004 to (Won)1,871 billion in 2005, due primarily to a decrease of interest expense relating to borrowings in both Won and foreign currencies. This decrease was attributable primarily to the inter-segment transfer of certain debentures and related funding costs from this segment to the “other” segment in 2005, as described above, as well as the general decline in market interest rates.

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

	Year ended December 31,						Year ended December 31,
	2004		2005		2006		2005/2004	2006/2005
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	255	(Won)	1,082	(Won)	1,042	324.3%	(3.7)%
Interest expense		212		974		278	359.4	(71.5)
Provision for credit losses		49		16		19	(67.3)	18.7
Non-interest income		674		1,715		1,414	154.5	(17.6)
Non-interest expense including depreciation and amortization		623		1,682		1,594	170.0	(5.2)

Net income (loss) before tax	(Won)	45	(Won)	125		565	177.8	352.0
Income tax (1)		11		118		88	972.7	(25.4)

Net income (2)	(Won)	34	(Won)	7	(Won)	477	(79.4)	6,714.2

(1)	Portion of income tax allocated to this segment based on income before tax.
(2)	N/M = not meaningful.

Comparison of 2006 to 2005

Our net income before tax for this segment increased 352.0% from (Won)125 billion in 2005 to (Won)565 billion in 2006.

Interest income decreased 3.7% from (Won)1,082 billion in 2005 to (Won)1,042 billion in 2006. This decrease was primarily due to the aforementioned inter-segment adjustment of interest income between this segment and the capital markets segment resulting from refinements to our data tracking methods in implementing the management policy adopted in 2005 regarding allocations of certain income and expense items among our business segments.

Interest expense decreased 71.5% from (Won)974 billion in 2005 to (Won)278 billion in 2006 primarily due to the aforementioned inter-segment adjustment of certain debentures and related funding costs between this segment and the capital markets segment in 2006 resulting from refinements to our data tracking methods as described above.

Non-interest income decreased 17.6% from (Won)1,715 billion in 2005 to (Won)1,414 billion in 2006 primarily due to the aforementioned inter-segment adjustment of fee income between this segment and the corporate and retail banking segments resulting from refinements to our data tracking methods as described above.

Non-interest expense, which includes depreciation and amortization, decreased 5.2% from (Won)1,682 billion in 2005 to (Won)1,594 billion in 2006, primarily due to a decrease in miscellaneous expenses associated with our voluntary early retirement program.

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

Interest expense increased 359.4% from (Won)212 billion in 2004 to (Won)974 billion in 2005 primarily due to the inter-segment transfer of certain debentures and related funding costs from the capital markets segment to this segment in 2005, as described above.

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

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2004		2005		2006		2005/2004	2006/2005
	(in billions of Won)
Cash and cash equivalents	(Won)	2,818	(Won)	3,086	(Won)	3,775	9.5%	22.3%
Restricted cash		1,822		2,259		3,277	24.0	45.1
Interest-bearing deposits in other banks		597		515		423	(13.7)	(17.9)
Call loans and securities purchased under resale agreements		2,993		1,716		1,738	(42.7)	1.3
Trading assets		6,096		4,754		3,744	(22.0)	(21.2)
Investments (1)		23,095		25,372		25,348	9.9	(0.1)
Loans:
Domestic:
Commercial:
Commercial and industrial		38,427		39,636		48,183	3.1	21.6
Construction		4,459		5,025		6,504	12.7	29.4
Lease financing		—		—		—	—	—
Other commercial		771		1,496		1,409	94.0	(5.8)
Total commercial		43,657		46,157		56,096	5.7	21.5
Consumer:
Credit cards		9,421		8,369		8,955	(11.2)	7.0
Mortgage and home equity		57,965		59,143		63,982	2.0	8.2
Other consumer		25,963		23,114		21,589	(11.0)	(6.6)
Total consumer		93,349		90,626		94,526	(2.9)	4.3

Total domestic		137,006		136,783		150,622	(0.2)	10.1

Foreign:
Commercial and industrial		1,118		1,229		781	9.9	(36.5)
Total foreign		1,118		1,229		781	9.9	(36.5)
Deferred origination costs		131		139		281	6.1	102.2
Less allowance for loan losses		(4,461)		(3,212)		(2,468)	(28.0)	(23.2)

Total loans		133,794		134,939		149,216	0.9	10.6

Due from customers on acceptances		743		627		620	(15.6)	(1.1)
Premises and equipment, net		1,637		1,516		1,612	(7.4)	6.3
Accrued interest and dividends receivable		871		1,060		802	21.7	(24.3)
Security deposits		1,285		1,185		1,190	(7.8)	0.4
Goodwill and other intangible assets		730		611		579	(16.3)	(5.2)
Other assets		1,055		868		654	(17.7)	(24.7)

Total assets	(Won)	177,536	(Won)	178,508	(Won)	192,978	0.5	8.1

(1)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other investments.

Comparison of 2006 to 2005

Our assets increased 8.1% from (Won)178,508 billion as of December 31, 2005 to (Won)192,978 billion as of December 31, 2006, as increases in commercial loans, mortgage and home equity loans and restricted cash were partially offset by decreases in other consumer loans and trading assets.

Our loans (net of loan loss allowances) increased 10.6% from (Won)134,939 billion as of December 31, 2005 to (Won)149,216 billion as of December 31, 2006.

Commercial loans increased 21.5% from (Won)46,157 billion as of December 31, 2005 to (Won)56,096 billion as of December 31, 2006. Mortgage and home equity loans increased 8.2% from (Won)59,143 billion as of December 31, 2005 to (Won)63,982 billion as of December 31, 2006. Restricted cash increased 45.1% from (Won)2,259 billion as of December 31, 2005 to (Won)3,277 billion as of December 31, 2006.

These increases were partially offset by a 6.6% decrease in other consumer loans from (Won)23,114 billion as of December 31, 2005 to (Won)21,589 billion as of December 31, 2006 and a 21.2% decrease in trading assets from (Won)4,754 billion as of December 31, 2005 to (Won)3,744 billion as of December 31, 2006.

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

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our stockholders’ equity:

	As of December 31,						% Change
	2004		2005		2006		2005/2004	2006/2005
	(in billions of Won)
Deposits
Interest bearing	(Won)	123,203	(Won)	121,787	(Won)	125,195	(1.1)%	2.8%
Non-interest bearing		3,017		3,912		4,345	29.7	11.1
Call money		652		1,253		168	92.3	(86.6)
Trading liabilities		2,297		1,078		1,223	(53.1)	13.5
Acceptances outstanding		743		627		620	(15.6)	(1.1)
Other borrowed funds		9,514		6,118		10,627	(35.7)	73.7
Accrued interest payable		3,495		3,307		3,698	(5.4)	11.8
Secured borrowings		6,121		8,118		7,463	32.6	(8.1)
Long-term debt		17,899		16,751		21,675	(6.4)	29.4
Other liabilities		2,900		4,151		3,174	43.1	(23.5)

Total liabilities		169,841		167,102		178,188	(1.6)	6.6

Minority interest		13		14		18	7.7	28.6
Common stock		1,682		1,682		1,682	0.0	0.0
Additional paid-in capital		5,400		5,416		5,404	0.3	(0.2)
Other		600		4,294		7,686	615.7	79.0

Stockholders’ equity		7,682		11,392		14,772	48.3	29.7

Total liabilities, minority interest and stockholders’ equity	(Won)	177,536	(Won)	178,508	(Won)	192,978	0.5%	8.1%

Comparison of 2006 to 2005

Our total liabilities increased 6.6% from (Won)167,102 billion as of December 31, 2005 to (Won)178,188 billion as of December 31, 2006, principally due to increases in long-term debt, other borrowed funds and interest bearing deposits, which were partially offset by decreases in other liabilities and secured borrowings.

Long-term debt increased 29.4% from (Won)16,751 billion as of December 31, 2005 to (Won)21,675 billion as of December 31, 2006.

Other borrowed funds increased 73.7% from (Won)6,118 billion as of December 31, 2005 to (Won)10,627 billion as of December 31, 2006.

Our interest bearing deposits increased 2.8% from (Won)121,787 billion as of December 31, 2005 to (Won)125,195 billion as of December 31, 2006, primarily due to an increase in certificates of deposit.

Other liabilities decreased 23.5% from (Won)4,151 billion as of December 31, 2005 to (Won)3,174 billion as of December 31, 2006.

Secured borrowings decreased 8.1% from (Won)8,118 billion as of December 31, 2005 to (Won)7,463 billion as of December 31, 2006.

Our stockholders’ equity increased by 29.7% from (Won)11,392 billion as of December 31, 2005 to (Won)14,772 billion as of December 31, 2006. This increase resulted principally from an increase in retained earnings, which was attributable mainly to our significant net income in 2006.

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

Liquidity

Since we are a retail bank, our primary source of funding (which includes deposits, long-term debt, borrowings from the Bank of Korea and other short-term borrowings, secured borrowings and call money) has historically been and continues to be customer deposits. Deposits amounted to (Won)126,220 billion, (Won)125,699 billion and (Won)129,540 billion as of December 31, 2004, 2005 and 2006, which represented approximately 78.7%, 79.6% and 76.4% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. We also use cash and cash equivalents, payments on loans and sales of short-term securities to meet our liquidity needs. Other sources of liquidity available to us include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to (Won)10,166 billion, (Won)7,371 billion and (Won)10,795 billion as of December 31, 2004, 2005 and 2006 and represented 6.3%, 4.7% and 6.4% of our total funding, respectively. These types of borrowings have maturities of less than one year. For a more detailed description of our funding sources, see “Item 4B. Business Overview—Funding.”

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2006.

	Payments due by period
	Total		1 year or less		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Long-term debt obligations (1)	(Won)	21,675	(Won)	4,042	(Won)	9,954	(Won)	2,792	(Won)	4,887
Secured borrowings (2)		420		361		59		—		—

Total	(Won)	22,095	(Won)	4,403	(Won)	10,013	(Won)	2,792	(Won)	4,887

(1)

Long-term debt includes senior debt and subordinated debt, as contained in Note 17 to our consolidated financial statements. The above table excludes short-term bank borrowings, secured borrowings and deposits since these are generally short-term in nature.

(2)	Excluding securities sold under repurchase agreements.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2006. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet. Guarantees are recorded at their fair value at inception, which is amortized over the life of guarantees.

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Financial guarantees	(Won)	179	(Won)	88	(Won)	84	(Won)	6	(Won)	1
Performance guarantees		2,044		1,156		840		47		1
Credit derivatives		—		—		—		—		—
Liquidity facilities to special purpose entities (1)		2,338		1,277		801		250		10
Loans sold with recourse to Korea Asset Management Corporation		1		1		—		—		—
Trust fund guarantees		3,337		—		—		—		3,337

Total	(Won)	7,899	(Won)	2,522	(Won)	1,725	(Won)	303	(Won)	3,349

(1)	Including securities purchased under resale agreements.

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

As of December 31, 2006, our capital adequacy ratio was 14.17%, compared to 12.95% as of December 31, 2005. This increase resulted primarily from an increase in our retained earnings due to our net income, as well as the issuance of subordinated notes. In March 2006, we issued subordinated notes in the amount of (Won)1.9 trillion, which will be due in 2012.

As of December 31, 2005, our capital adequacy ratio was 12.95%, compared to 11.01% as of December 31, 2004. This increase resulted primarily from an increase in our retained earnings due to our net income, as well as the sale of treasury stock. In December 2003, we purchased 27,423,761 shares of our common stock in the Korean government’s auction of the shares that it had owned, which reduced our capital adequacy ratio by 0.9% based on our financial condition as of December 31, 2003. We subsequently sold all of these treasury shares in an over-the-counter transaction in June 2005.

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2004, 2005 and 2006.

	As of December 31,
	2004		2005		2006
	(in billions of Won, except percentage)
Tier I capital:	(Won)	8,077	(Won)	11,708	(Won)	13,329
Paid-in capital		1,682		1,682		1,682
Capital reserves		6,061		6,092		6,098
Retained earnings		1,897		3,968		6,242
Minority interests in consolidated subsidiaries		28		39		44
Others		(1,591)		(73)		(737)
Tier II capital:		5,901		4,789		6,059
Revaluation reserves		177		177		177
Allowance for credit losses (1)		1,435		1,524		1,667
Hybrid debt		537		505		472
Subordinated debt (2)		3,482		2,415		3,432
Valuation gain on investment securities		270		168		311
Investment in non-consolidated equity investees (3)		(153)		(162)		(217)
Subordinated notes from securitizations		(490)		(652)		(420)
Total core and supplementary capital		13,335		15,683		18,751
Risk-weighted assets		121,082		121,073		132,373
On-balance sheet		115,969		115,204		127,229
Off-balance sheet		3,970		5,403		4,856
Market risk (4)		1,143		466		288
Capital adequacy ratio		11.01%		12.95%		14.17%
Tier I capital		6.67		9.67		10.07
Tier II capital		4.34		3.28		4.10

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

In June 2004, the Basel Committee for Banking Supervision published materials entitled “International Convergence of Capital Measurement and Capital Standards, a Revised Framework”, also known as Basel II. The Financial Supervisory Service provided Korean banks with related guidelines in October 2004 and announced in June 2006 that it would implement Basel II in Korea beginning on January 1, 2008.

Under Basel II, we are permitted to follow either a standardized approach, or an internal ratings-based approach with respect to calculating credit risk capital requirements. We have voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing our credit risk capital requirements. For regulatory reporting purposes, we are planning to implement a “Foundation Internal Ratings- based Approach” for credit risk and a standardized approach for operational risk from January 1, 2008, with the “Advanced Internal Ratings-based Approach” and “Advanced Measurement Approach” being implemented for credit risk and operational risk, respectively, from January 2009. For internal measurement purposes, we began to implement the Advanced Internal Ratings-based Approach for credit risk and Advanced Measurement Approach for operational risk commencing in 2007. We recently conducted a Quantitative Impact Study (or QIS) as of December 31, 2006, in accordance with instructions from the Financial Supervisory Service. The results of the QIS indicated that our capital adequacy ratio increased under the internal ratings-based approach, whereas our capital adequacy ratio decreased marginally under the standardized approach. Such QIS results, however, are based on preliminary data, and it is possible that our internal ratings-based approach may require an increase in our credit risk capital requirements, which may require us to either improve our asset quality or raise additional capital. Furthermore, the supervisory accreditation of our internal ratings-based approach will not be determined until the second half of 2007, and more detailed and reliable analysis of the impact of the implementation of Basel II will not be available until the second half of 2007 when we begin the parallel measurement of our capital adequacy ratios under both our previous approach under the initial Basel Capital Accord of 1988 and our new Basel II approaches.

As part of the ongoing development of our infrastructure related to the introduction of “Pillar 1” of Basel II, a number of important achievements were realized over the last few years. First, we completed the development of our credit risk system, including the following:

•

Implementation of new credit rating and credit scoring systems for large corporate borrowers, small- and medium-sized enterprises (including SOHOs), specialized borrowers, retail borrowers and credit card customers, covering approximately 90% of the risk-weighted assets in our credit portfolio;

•	Improvement of our integrated collateral assessment system and post-loan management system;

•	Development and refinement of our Basel II-compliant risk components;

•	Implementation of our Basel II-compliant risk-weighted assets and expected loss calculation systems; and

•	Ongoing independent validation of our credit rating and scoring models and risk components.

Second, we have developed and applied a methodology that we believe satisfies the qualitative and quantitative standards of both the Basel II Advanced Measurement Approach, or AMA, and the guidelines of the Financial Supervisory Service. Implementation of our operational risk management system was completed in 2005, and we now calculate our operational risk “value at risk,” or VaR, under the AMA, taking internal loss data, external loss data, scenario analysis and internal controls into consideration for such calculations. In July 2005, after evaluation of numerous quantitative and qualitative aspects of our market risk management, involving both documentary and on-site examinations, the Financial Supervisory Service approved the use of our market risk internal model to calculate market risk VaR, and we became the first Korean bank to be permitted to use its internal model.

In addition, we established our implementation plan for development of our internal capital adequacy assessment process in October 2005, in order to meet the requirements of “Pillar 2” of Basel II. In compliance with Pillar 2 requirements, we developed an economic capital-based risk management framework and established our Internal Capital Adequacy Assessment Process, or ICAAP, which was approved by our Risk Management Committee in February 2007. This required implementing an automated credit risk economic capital measurement engine to reduce measurement time and minimize manual computations, and developing more advanced portfolio analytics to provide detailed information to management. We have also completed significant upgrades to our credit risk EC and risk-adjusted return on capital (or RAROC) methodologies. The new system serves as a platform for advanced portfolio management and risk adjusted performance measurement. Under such framework and process, we have developed and refined quantitative and qualitative assessment methodologies for credit risk, operational risk, market risk, interest rate risk, liquidity risk, credit concentration risk and strategic and reputational risk. Stress testing is also conducted. Furthermore, we have enacted internal regulations on ICAAP which cover both regulatory rules pertaining to our capital adequacy ratio and internal standards for risk appetite and economic capital. We also expect to meet the Pillar 2 use-test requirements of the Financial Supervisory Service by utilizing ICAAP throughout our management practices and reflecting the results in the performance evaluations of our key business groups.

Regarding “Pillar 3” of Basel II, we have defined specific business reporting requirements related to “Pillar 3” in close cooperation with the Financial Supervisory Service and completed the development of our Basel II disclosure system in November 2005.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards (“SFAS”) No.155, “Accounting for Certain Hybrid Instruments”

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (“SFAS No. 155”), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS No. 133. SFAS No. 155 also subjects beneficiary interests issued by securitization vehicles to the requirements of SFAS No. 133. SFAS No. 155 became effective as of January 1, 2007. The adoption of SFAS No. 155 is not expected to have a significant impact on our results of operations or financial condition.

SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS No. 156”), which amends FASB No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115 and (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either of the amortization method or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 became effective as of January 1, 2007, the beginning of our first fiscal year that began after September 15, 2006. The requirements for recognition and initial measurement of servicing assets and servicing liabilities are to be applied prospectively to all transactions after adoption. Our management is currently evaluating the impact of the adoption of SFAS No. 156 on our financial condition and results of operations.

FASB Staff Position (“FSP”) FIN 46(R)-6, “Determining the Variability in a Potential VIE”

In April 2006, the FASB issued FSP FIN 46(R)-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”(“FSP FIN 46(R)-6”), which addresses the application of FIN 46(R) in determining whether certain contracts or arrangements with a variable interest entity (“VIE”) are variable interests, by requiring companies to base such evaluations on an analysis of the VIE’s purpose and design rather than its legal form or accounting classification. FSP FIN 46(R)-6 is required to be applied for all reporting periods beginning after June 15, 2006. The adoption of FSP FIN 46(R)-6 is not expected to have a significant impact on our results of operations or financial condition.

FSP FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”

In July 2006, the FASB issued FSP FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction” (“FSP 13-2”), revising the accounting guidance for leveraged leases under SFAS No. 13, “Accounting for Leases.” The principal provision of FSP 13-2 is the requirement that a lessor recalculate the recognition of lease income when there is a change in the estimated timing of cash flows relating to income taxes generated by such leveraged lease. FSP 13-2 became effective as of January 1, 2007 and requires that the cumulative effect of adoption be reflected as an adjustment to the beginning balance of retained earnings with a corresponding offset decreasing the net investment in leveraged leases. The adoption of FSP FAS 13-2 is not expected to have a significant impact on our results of operations or financial condition.

FIN No.48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109”

In July 2006, the FASB issued FIN No.48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109” (“FIN No. 48”), which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return and applies to all tax positions that are within the scope of SFAS No. 109. FIN No. 48 also requires enterprises to make explicit disclosures at the end of each reporting period about uncertainties in their income tax positions, including a detailed roll-forward of tax benefits taken that do not qualify for financial statement recognition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Our management is currently evaluating the impact of FIN No. 48 on our financial condition and results of operations. The effect of the adoption of FIN No. 48, if significant, will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption, which in our case will be the fiscal year beginning on January 1, 2007.

SFAS No. 157, “Fair Value Measurements”

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS No. 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. It also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and earlier application is encouraged. Our management is currently evaluating the impact and timing of our adoption of SFAS No. 157.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”

In September 2006, the FASB issued SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”), which requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to accumulated other comprehensive income. SFAS No. 158 further requires the determination of the fair value of a plan’s assets at a company’s year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of accumulated other comprehensive income. SFAS No. 158 is effective for the fiscal years ending after December 15, 2006. The adoption of SFAS 158 did not have a significant impact on our results of operations or financial condition.

Staff Accounting Bulletin (“SAB”) No.108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”

In September 2006, the Securities and Exchange Commission issued SAB No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 expresses the views of the Securities and Exchange Commission regarding the process of quantifying financial statement misstatements and provides that, in evaluating the materiality of financial statement misstatements, a company must quantify the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for the fiscal years ending after November 15, 2006. The application of SAB 108 did not have a significant impact on our results of operations or financial condition.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

In February 2006, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing companies to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, companies that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the company’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007, with earlier adoption permitted. Our management is currently evaluating the impact and timing of our adoption of SFAS No. 159, but does not expect that it would have a significant impact on our results of operations or financial condition.

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

Capital adequacy ratios have been calculated from the consolidated financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the Financial Supervisory Service.

Consolidated Income Statement Data under Korean GAAP

	Year ended December 31,
	2002		2003		2004		2005		2006		2006(1)
	(in billions of Won, except per common share data)										(in millions of US$, except per common share data)
Interest income (2)	(Won)	13,088	(Won)	13,085	(Won)	12,284	(Won)	11,491	(Won)	12,267	US$	13,190
Interest expense		7,008		6,476		5,541		4,731		5,392		5,798

Net interest income		6,080		6,609		6,743		6,760		6,875		7,392
Provision for possible credit losses		3,196		2,029		3,065		1,029		1,028		1,105

Net interest income after provision for possible credit losses		2,884		4,580		3,678		5,731		5,847		6,287
Non-interest revenue (2)(3)		5,775		4,936		8,547		6,796		7,717		8,298
Non-interest expense (4)		6,703		6,595		10,546		9,438		10,464		11,252

Operating income		1,956		2,921		1,679		3,089		3,100		3,333
Non-operating (loss) income, net		(138)		(4,181)		(1,056)		170		341		367

Net (loss) income before income tax expense		1,818		(1,260)		623		3,259		3,441		3,700
Income tax (benefit) expense		612		(418)		264		1,006		974		1,047

Net (loss) income before minority interests		1,206		(842)		359		2,253		2,467		2,653
Minority interests		(65)		77		3		12		9		10

Net income	(Won)	1,271	(Won)	(919)	(Won)	356	(Won)	2,241	(Won)	2,458	US$	2,643

Per common share data:
Earnings per share-basic	(Won)	4,001	(Won)	(2,818)	(Won)	(1,162)	(Won)	6,943	(Won)	7,308	US$	7.86
Earnings per share-diluted		4,001		(2,818)		(1,161)		6,938		7,308		7.86
Cash dividends per common share (5)		1,000		—		550		550		3,650		3.92

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)930.0 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York in the United States.

(2)

Commencing with the year ended December 31, 2005, interest on credit card loans and credit card installment purchases, merchant fees, and commission on cash advances and credit card installment purchases have been reclassified from non-interest income to interest income.

(3)

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

(5)	Ratios represent the periods to which the dividends relate.

Consolidated Balance Sheet Data under Korean GAAP

	Year ended December 31,
	2002		2003		2004		2005		2006		2006(1)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	(Won)	4,791	(Won)	6,561	(Won)	5,213	(Won)	5,943	(Won)	6,689	US$	7,192
Foreign exchange (2)		—		—		—		—		—		—
Loans (3)(4)(5)		138,456		145,067		138,969		138,281		152,383		163,853
Less: allowance for doubtful accounts		(3,312)		(3,922)		(3,131)		(2,459)		(2,365)		(2,543)
Trading securities (6)		9,273		7,178		6,523		6,463		5,552		5,970
Investment securities (6)		27,589		22,159		24,147		27,016		27,036		29,071
Premises and equipment, net		3,360		3,025		2,637		2,442		2,513		2,702
Other assets (7)(8)		6,969		6,755		8,331		5,217		7,107		7,641

Total assets	(Won)	187,126	(Won)	186,823	(Won)	182,689	(Won)	182,903	(Won)	198,915	US$	213,886

Deposits		126,891		135,373		130,134		129,616		133,297		143,330
Borrowings (9)(10)		15,473		10,751		9,359		13,328		13,804		14,843
Debentures		23,450		19,183		21,875		16,548		24,983		26,863
Other liabilities (11)		10,632		13,205		12,059		10,960		11,703		12,584

Total liabilities		176,446		178,512		173,427		170,452		183,787		197,620

Minority interests		252		17		28		39		44		47
Stockholders’ equity		10,428		8,294		9,234		12,412		15,084		16,219

Total liabilities, minority interests and stockholders’ equity	(Won)	187,126	(Won)	186,823	(Won)	182,689	(Won)	182,903	(Won)	198,915	US$	213,886

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)930.0 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York in the United States.

(2)

Foreign exchange represents holdings of foreign currency and bills bought in foreign currencies and are included in cash and cash equivalents and loans, respectively. The amounts of foreign currency and bills bought in foreign currencies as of December 31, 2002 were (Won)187 billion and (Won)756 billion, respectively. As of December 31, 2003, the amounts were (Won)228 billion and (Won)534 billion, respectively. As of December 31, 2004, the amounts were (Won)125 billion and (Won)575 billion, respectively. As of December 31, 2005, the amounts were (Won)150 billion and (Won)1,378 billion, respectively. As of December 31, 2006, the amounts were (Won)151 billion and (Won)1,274 billion, respectively.

(3)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets.
(4)

Credit card assets are included in loans. The amount of credit card assets was (Won)14,968 billion, (Won)11,665 billion, (Won)7,644 billion, (Won)7,571 billion and (Won)8,667 billion as of December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

(5)

Call loans are included in loans. The amounts of call loans at December 31, 2002, 2003, 2004, 2005 and 2006 were (Won)319 billion, (Won)1,659 billion, (Won)2,824 billion, (Won)1,535 billion and (Won)1,189 billion, respectively.

(6)

Under Korean GAAP, all debt securities and marketable equity securities are accounted for on a similar basis to U.S. GAAP. However, adjustments for impairment can be reversed up to the original cost of the investment.

(7)

Guarantees and acceptances for which the amounts were determined do not appear on the balance sheet but are recorded as an off-balance sheet item in the notes to our consolidated financial statements. The amounts of guarantees and acceptances at December 31, 2002, 2003, 2004, 2005 and 2006 were (Won)1,048 billion, (Won)811 billion, (Won)976 billion, (Won)1,790 billion and (Won)2,715 billion, respectively.

(8)

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

(9)	Borrowings consist mainly of borrowings from the Bank of Korea, the Korean government and other banking institutions.
(10)

Call money is included in borrowings at December 31, 2002, 2003, 2004, 2005 and 2006. The balances of call money as of those dates were (Won)306 billion, (Won)522 billion, (Won)655 billion, (Won)1,254 billion and (Won)168 billion, respectively.

(11)

Under Korean GAAP, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Provisions are only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. The amounts of allowance as of December 31, 2002, 2003, 2004, 2005 and 2006 were (Won)2 billion, (Won)1 billion, (Won)1 billion, (Won)10 billion and (Won)19 billion, respectively. These amounts are included in other liabilities.

Profitability and Other Ratios under Korean GAAP

	Year ended December 31,
	2002	2003	2004	2005	2006
	(percentages)
Net income as a percentage of:
Average total assets (1)	0.71%	(0.47)%	0.19%	1.22%	1.26%
Average stockholders’ equity (1)	11.47	(7.36)	3.75	19.30	17.15
Dividend payout ratio (2)	25.58	—	47.36	8.25	49.95
Net interest spread (3)	3.93	3.57	4.04	3.98	3.69
Net interest margin (4)	3.87	3.76	4.05	4.10	3.90
Efficiency ratio (5)	56.54	57.13	68.97	69.62	71.70
Cost-to-average assets ratio (6)	3.75	3.34	5.66	5.13	5.38
Fee income as a percentage of total income (7)	13.10	13.56	7.28	6.13	6.69

(1)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(2)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(3)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Net interest margin represents the ratio of net interest income to average interest earning assets.
(5)	Efficiency ratio represents the ratio of non-interest expense to the sum of net interest income and non-interest revenue.
(6)	Cost-to-average assets ratio represents the ratio of non-interest expense to average total assets.
(7)	Fee income represents income other than interest income and other operating income, and excludes fees and commissions classified in those categories under Korean GAAP.

Capital Ratios under Korean GAAP

	Year ended December 31,
	2002	2003	2004	2005	2006
	(percentages)
Tier I capital adequacy ratio (1)	6.62%	6.03%	6.67%	9.67%	10.07%
Tier II capital adequacy ratio (1)	3.79	3.78	4.34	3.28	4.10
Average stockholders’ equity as a percentage of average total assets	6.20	6.33	5.10	6.31	7.37

(1)

The capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which guidelines are consistent with the capital adequacy accord reached by the Basel Committee of Banking Supervision, Bank for International Settlements in all material respects. The computation is prepared on a consolidated Korean GAAP basis.

Credit Portfolio Ratios under Korean GAAP

	As of December 31,
	2002		2003		2004		2005		2006
	(in billions of Won, except percentages)
Non-performing loans (1)	(Won)	4,126	(Won)	4,962	(Won)	3,524	(Won)	2,297	(Won)	1,551

Non performing loans as a percentage of total loans		2.98%		3.45%		2.53%		1.66%		1.02%
Non performing loans as a percentage of total assets		2.20		2.66		1.93		1.26		0.78
Allowance for loan losses as a percentage of non-performing loans		40.04		44.62		47.86		52.83		52.31
Allowance for loan losses as a percentage of total loans		2.38		2.59		2.25		1.78		1.55
Non-performing credits as a percentage of total credits (2)		2.96		3.44		2.52		1.63		1.00
Won loans as a percentage of Won deposits (3)		95.20		97.35		99.41		96.94		103.01
Precautionary loans as a percentage of total loans		5.50		5.35		4.37		2.30		1.13
Precautionary and below loans as a percentage of total loans (4)		8.48		8.81		6.90		3.97		2.15
Precautionary and below loans as a percentage of total assets (4)		6.27		6.78		5.26		3.00		1.64
Allowance for loan losses as a percentage of precautionary and below loans (4)		19.37		22.20		23.53		28.29		31.03

(1)	Non-performing loans are defined in accordance with regulatory guidance in Korea. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks.”
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

(3)

Under Korean GAAP, Won loans do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower. Including these items, our ratios as of December 31, 2002, 2003, 2004, 2005 and 2006 would have been 108.67%, 109.74%, 109.55%, 107.40% and 117.65%, respectively.

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

	2006
	(in millions of Won)
U.S. GAAP net income	(Won)	3,090,566

1 Provision for credit losses		(1,018,861)
2 Deferred loan costs		(55,635)
3 Equity method investments		(22,551)
4 Securities and hedging derivatives accounting		184,172
5 Other loan sale accounting		(169,835)
6 Fixed assets		1,071
7 Merger with Korea Long Term Credit Bank		—
8 Reversal of amortization of present value discounts		7,133
9 Foreign currency translation		(39,005)
10 Merger with H&CB		(28,520)
11 Minority interest		(4,001)
12 Merger with Kookmin Credit Card		7,120
13 Consolidation of fund represented by the wholly owned beneficiary certificates		45,520
14 Others		(6,772)

Total of adjustments		(1,100,164)
Tax effect of adjustments		467,858

Korean GAAP net income	(Won)	2,458,260

U.S. GAAP stockholders’ equity	(Won)	14,772,176

1 Provision for credit losses		(1,557,425)
2 Deferred loan costs		(140,046)
3 Equity method investments		(39,841)
4 Securities and hedging derivatives accounting		481,667
5 Other loan sale accounting		(543,886)
6 Fixed assets		332,657
7 Merger with Korea Long Term Credit Bank		363,550
8 Reversal of amortization of present value discounts		165,244
9 Foreign currency translation		(47,903)
10 Merger with H&CB		579,436
11 Minority interest		44,281
12 Merger with Kookmin Credit Card		(243,420)
13 Consolidation of fund represented by the wholly owned beneficiary certificates		2,045
14 Others		66,993

Total of adjustments		(536,648)
Tax effect of adjustments		892,533

Korean GAAP stockholders’ equity	(Won)	15,128,061

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

Prior to 2004 year-end, the allowance for loan losses under Korean GAAP was determined based on the classification guidelines promulgated by the Financial Supervisory Commission (“FSC”), which require that the allowance should be equal to or greater than the allowance based on the minimum provisioning rate determined by the classification of the loan. Beginning with 2004 year-end, the allowance for loan losses under Korean GAAP has been determined at the larger of the allowance based on historical loss rates of loan portfolios or the one based on the loan classification guidelines of the FSC. For 2006 year-end, we used the allowance based on the FSC guidelines as it was greater than the one based on the historical loss rates. Our reserve under Korean GAAP was established based on the following percentages as of December 31, 2006:

2006
	Corporate loans	Retail loans	Credit card balances
(percentages)
Normal	0.70% or more	1.00% or more	1.50% or more
Precautionary	7.00% or more	10.00% or more	15.00% or more
Substandard	20.00% or more	20.00% or more	20.00% or more
Doubtful	50.00% or more	55.00% or more	60.00% or more
Estimated loss	100.00%	100.00%	100.00%

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

12.	Under Korean GAAP, the value of consideration paid for the step-up acquisition of a subsidiary is measured based on book value of the subsidiary’s net assets on the consummation date of the merger. Accordingly the value of consideration paid for the acquisition of Kookmin Credit Card (“KCC”) was measured based on book value of KCC’s net assets. However, under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the Stock Market Division of the Korea Exchange two days before and after the date the merger was agreed to and announced. The application of U.S. GAAP resulted in goodwill due to the fact that the consideration paid was more than the fair value of KCC’s net assets acquired. Under Korean GAAP, goodwill was not recognized because the value of consideration measured based on the consummation date was the same as the book value of KCC’s net assets. The adjustment primarily reflected the following:

(a)	Costs that were directly related to the merger were expensed under Korean GAAP, whereas such costs were included in the cost of the merger under U.S. GAAP.

(b)	The operating results of KCC was affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, the allocation to minority of their shares of KCC was also affected as a result of the conversion.

(c)	Accretion to income or amortization to expense of the difference between the fair value and book value of the assets acquired and liabilities assumed.

(d)	The amortization related to the credit card relationship intangible asset acquired in the merger based on their estimated useful lives in proportion to the estimated run-off of customer relationships.

13.	Under Korean GAAP, beneficiary certificates were treated as trading and available-for-sale securities. Unrealized gains or losses of beneficiary certificates classified as available-for-sale securities were recorded in the other comprehensive income of the stockholders’ equity. When beneficiary certificates were sold, related realized gains or losses were recorded in net income. However, under U.S. GAAP, the underlying funds represented by the wholly owned beneficiary certificates were consolidated into our financial statements, resulting in the net income or loss of the funds being reflected in our annual net income. The difference in the stockholders’ equity mostly relates to the effect of deferred taxes on the unrealized gains or losses on the beneficiary certificates treated as available for sale securities.

14.	This adjustment reflected the effect of miscellaneous items, which were not individually material.

Item 5C.	Research and Development, Patents and Licenses, etc.

Not Applicable.

Item 5D.	Trend Information

These matters are discussed under Item 5A and Item 5B above where relevant.

Item 5E.	Off-Balance Sheet Arrangements

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

Board of Directors

Our board of directors, currently consisting of four executive directors and eight non-executive directors, has the ultimate responsibility for the management of our affairs. We currently have an executive director, Hyung Duk Chang, who serves as a standing member of the Audit Committee.

Our articles of incorporation provide that:

•	we may have no more than 30 directors;

•	the number of executive directors must be less than 50% of the total number of directors; and

•	we have five or more non-executive directors.

Each of our executive and non-executive directors has been elected for a three-year term of office. Terms are renewable and are subject to the Korean Commercial Code, the Bank Act and related regulations.

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

Executive Directors

The table below identifies our executive directors as of the date of this annual report:

Name	Age	Position	Director Since	End of Term(1)
Chung Won Kang	57	President and Chief Executive Officer	November 1, 2004	2007	(2)
Hyung Duk Chang	57	Chief Audit Executive	March 18, 2005	2008
Ki Hong Kim	49	Chief Executive Vice President	March 24, 2006	2009
Kap Shin	52	Chief Financial Officer and Senior Executive Vice President; Finance Group	March 18, 2005	2008

(1)	Unless otherwise indicated, the date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.
(2)	Term ends on October 31, 2007.

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

Non-executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. All eight non-executive directors below were nominated by our Non-executive Director Nominating Committee and elected at the ordinary shareholders’ meeting.

The table below identifies our non-executive directors as of the date of this annual report:

Name	Age	Position	Director Since	Year Term Ends(1)
Dong Soo Chung	62	Non-executive Director	March 22, 2002	2008
Nobuya Takasugi	63	Non-executive Director	March 18, 2005	2008
Kee Young Chung	59	Non-executive Director	March 24, 2006	2009
Jacques P.M. Kemp	59	Non-executive Director	March 23, 2007	2010
Chang Kyu Lee	58	Non-executive Director	March 18, 2005	2008
Dam Cho	55	Non-executive Director	March 18, 2005	2008
Bo Kyung Byun	55	Non-executive Director	March 24, 2006	2009
Baek In Cha	49	Non-executive Director	March 24, 2006	2009

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Kee Young Chung has been a non-executive director since 2006. He is currently a professor of Keimyung University. He was President of Korea Accounting Institute, Chairman of Korea Accounting Standards Board and Chief Accountant of Financial Supervisory Service. He received a B.A. in business administration from Seoul National University, an M.B.A from Seoul National University, and a Ph.D. in accounting from the University of Texas at Austin.

Jacques P.M. Kemp has been a non-executive director since 2007. He is currently the CEO of ING Insurance Asia/Pacific. He was a Global Head e-Business of ING Group and a Chairman of ING Bank International. He received an M.B.A from the University of Chicago.

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

Bo Kyung Byun has been a non-executive director since 2006. He is currently President and Chief Executive Officer of Kolon Data Communication Co., Ltd. He was President and Chief Executive Officer of LG IBM PC Co., Ltd. and a board member of IBM Korea. He received a B.S. in mechanical engineering from Seoul National University and an Executive Education MBA Program Certificate from the Wharton School, University of Pennsylvania.

Baek In Cha has been a non-executive director since 2006. He is currently Vice President of Korea Institute of Finance. He was an assistant professor at City University of Hong Kong and the University of Texas at Arlington. He received a B.A. in economics from Seoul National University, and an M.A. and Ph.D. in economics from the University of Minnesota.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Age	Position
Dal Soo Lee	55	Senior Executive Vice President; Marketing/Product Group
Won Sik Yeo	54	Senior Executive Vice President; Consumer Banking Group I
Dong Su Yeo	51	Senior Executive Vice President; Consumer Banking Group II
Hyeog Kwan Kwon	54	Senior Executive Vice President; Consumer Banking Group III
Yong Kook Oh	58	Senior Executive Vice President; Corporate Banking Group
Hyo Sung Won	47	Senior Executive Vice President; Credit Card Group
De Oak Shin	56	Senior Executive Vice President; Private Banking Group
Kyung Woo Nam	56	Senior Executive Vice President; Trust/National Housing Fund Management Group
Young Han Choi	49	Senior Executive Vice President; Capital Markets and Treasury Group
Jeung Ho Lee	55	Senior Executive Vice President; Credit Group
Jeong Min Kim	56	Senior Executive Vice President; Sales Supporting Group
Donald H. MacKenzie	59	Senior Executive Vice President; Risk Management Group
Kap Joe Song	60	Senior Executive Vice President; Information Technology Group
Dong Won Kim	54	Senior Executive Vice President; Human Resources Group

None of the executive officers have any significant activities outside Kookmin Bank.

Dal Soo Lee is a senior executive vice president and the head of the Marketing/Product Group. Prior to that, he was the head of the Consumer Marketing Group. He graduated from Daegu Commercial High School.

Won Sik Yeo is a senior executive vice president and the head of the Consumer Banking Group I. Prior to that, he was the head of the Consumer Banking Group II. He received a B.A. from Kookjae University.

Dong Su Yeo is a senior executive vice president and the head of the Consumer Banking Group II. Prior to that, he was the head of the Gangdong regional headquarters. He received a B.A. from Cheongju University and an M.A. from Korea University.

Hyeog Kwan Kwon is a senior executive vice president and the head of the Consumer Banking Group III. Prior to that, he was the head of Bukbu regional headquarters. He received a B.A. from Konkuk University and studied top management at Hanyang University.

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

De Oak Shin is a senior executive vice president and the head of the Private Banking Group. Prior to that, she was the head of Seongnam regional headquarters. She received a B.A. in education from Sookmyung Women’s University.

Kyung Woo Nam is a senior executive vice president and the head of the Trust/National Housing Fund Management Group. Prior to joining us, he was a general director of the Planning and Management Bureau at the National Economic Advisory Council. He received a B.A. in political science and diplomacy from Korea University, and an M.A. in economics from Washington University.

Young Han Choi is a senior executive vice president and the head of the Capital Markets and Treasury Group. Prior to that, he was a consultant at Accolate Inc. and the head of the Trading and Treasury Group at Deutsche Bank Korea. He received a B.A. in business from Yonsei University and an M.B.A. from University of Michigan.

Jeung Ho Lee is a senior executive vice president and the head of the Credit Group. Prior to that, he was the head of Seobusan regional headquarters. He received a B.A. in public administration from Chungnam National University.

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

The aggregate remuneration paid and benefits-in-kind paid by us to our chairman, our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2006 was (Won)10,475 million. In addition, for the year ended December 31, 2006, we set aside (Won)894 million for allowances for severance and retirement benefits for our president and chief executive officer, the other executive directors and our executive officers.

We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

We have granted stock options to our president and chief executive officer, other directors and executive officers and employees as described below. For all of the options granted, we may elect either to issue common shares or allocate treasury shares, or pay in cash or treasury shares, the difference between the exercise and the market price at the date of exercise. Generally, upon vesting, options may be exercised from after three years from the grant date up to eight years after such date, once restrictions on the exercise of options, including continued employment for at least two years from the grant date, lapse.

On November 1, 2004, we granted 700,000 options to our current president and chief executive officer, Chung Won Kang. Calculation with respect to how many options are exercisable is variable based on our financial performance and, specifically, the meeting of certain financial targets. Of the 700,000 options granted:

•	300,000 options will become exercisable if we reach a return on equity target of 25%;

•	200,000 options will become exercisable if we reach a BIS target ratio of 12%; and

•	200,000 options will become exercisable if we reach a total return target for our shareholders, which is 100% of the rate of increase in the KOSPI banking industry index.

Our financial performance, as well as the rate of increase in the KOSPI banking industry index, will be measured at the commencement of the exercise period. In the case of early retirement, prior to the date of retirement, the number of options exercisable will be determined based on the duration of employment and the exercise price will depend on the KOSPI banking industry index on the date of such early retirement. These options vest after three years from the grant date and up to eight years after such date, beginning on November 2, 2007 and may be exercised up to eight years from the grant date. The exercise price is (Won)37,600 and the exercised options can be settled through the issuance of shares, the allocation of treasury shares, or the payment in cash or treasury shares the difference between the exercise and the market price at the date of exercise, at our discretion. For additional information regarding our stock option plan, see Note 28 to our consolidated financial statements.

In 2006, we recognized (Won)16,865 million as compensation expense for the stock options granted under our incentive stock option plan. For additional information regarding our compensation expense in connection with our incentive stock option plan, see Note 28 to our consolidated financial statements.

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

Audit Committee

The committee currently consists of four non-executive directors, Kee Young Chung, Dam Cho, Bo Kyung Byun and Baek In Cha, together with our chief audit executive Hyung Duk Chang, who serves as a standing member. The chairperson of the Audit Committee is Kee Young Chung. The Audit Committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Board Steering Committee

The committee currently consists of five non-executive directors, Dong Soo Chung, Kee Young Chung, Chang Kyu Lee, Dam Cho and Bo Kyung Byun, together with our president and chief executive officer Chung Won Kang. The chairperson of the Board Steering Committee is currently Dong Soo Chung. The committee is responsible for discussion and review of overall matters with respect to the governance of the bank, promoting the efficiency and active function of the Board and each committee, coordination and the conferring of opinions between the board and the president and evaluations of the board, committees and non-executive directors. The committee’s responsibilities also include planning the board’s agenda, development and monitoring director education programs and reviewing the structure of committees. The committee holds regular meetings every quarter.

Management Strategy Committee

The committee currently consists of four non-executive directors, Chang Kyu Lee, Nobuya Takasugi, Dong Soo Chung and Jacques P.M. Kemp, together with chief executive vice president Ki Hong Kim. The chairperson of the Management Strategy Committee is currently Chang Kyu Lee. The Management Strategy Committee reviews vision and mid-long term management strategy, the annual business plan, the annual budget plan, new strategic businesses, major financial strategy and major issues with respect to our management. The committee holds regular meetings every quarter.

Risk Management Committee

The committee currently consists of four non-executive directors, Dam Cho, Nobuya Takasugi, Kee Young Chung and Jacques P.M. Kemp, together with our chief financial officer and senior executive vice president Kap Shin. The chairperson of the Risk Management Committee is Dam Cho. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Evaluation and Compensation Committee

The committee currently consists of four non-executive directors, Bo Kyung Byun, Dong Soo Chung, Chang Kyu Lee, and Baek In Cha. The chairperson of the committee is Bo Kyung Byun. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels. The committee is also responsible for deliberating and deciding compensation of directors, evaluating management’s performance and deciding the performance-based annual salary of the president and the chief audit executive. The committee holds regular meetings every six months.

Non-executive Director Nominating Committee

The committee currently has no members. The last meeting of the committee was on February 2, 2007 to nominate a new non-executive director, Jacques P.M. Kemp. The committee oversees the selection of non-executive director candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the non-executive directors until the nominated non-executive directors are appointed. The committee shall be composed of four non-executive directors.

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

NYSE Corporate Governance Standards	Kookmin Bank
Director independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as 8 out of 12 directors are non-executive directors.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our non-executive directors hold quarterly executive sessions in accordance with the Regulation of the Board of Directors.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Our Non-executive Director Nominating Committee is generally composed of four non-executive directors, and the committee presents proposals for the nomination of non-executive directors to the board.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four non-executive directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four non-executive directors and a standing member who satisfies the New York Stock Exchange’s independence requirements. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has five members, as described above.

NYSE Corporate Governance Standards	Kookmin Bank
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: one providing for the grant of stock options to officers and directors; and an employee stock ownership plan, or ESOP.

All material matters related to the granting of stock options are provided in our Articles of Incorporation, and any amendments to the Articles of Incorporation are subject to shareholders’ approval.

Matters related to the ESOP are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We are currently in the preliminary process of adopting corporate governance guidelines.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics and Business Conduct for Employees, a copy of which was filed as an exhibit to our annual report on Form 20-F for 2004 and which is also available on our website.

Item 6D.	Employees

The following table sets forth information, for the periods indicated, regarding our employees:

	As of December 31,
	2004	2005	2006
Full-time employees	18,927	16,960	17,307
Contractual employees	8,367	7,085	8,239
Managerial or executive employees	11,000	10,360	10,907
Members of Korea Financial Industry Union
Kookmin Bank Chapter	8,126	—	—
H&CB Chapter	6,772	—	—
Members of the Korean Confederation of Trade Unions
Former Kookmin Credit Card Labor Union	1,215	—	—
Members of Korea Financial Industry Union
Kookmin Bank Chapter	—	14,816	14,413
Subsidiary full-time employees (1)	1,226	1,145	1,722

(1)	Including executive officers.

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

Upon termination, our employees are entitled to receive severance payments pursuant to the Labor Standards Act of Korea. The amount received by any employee equals the amount equivalent to (1) 30 days’ salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by (2) the number of continuous years during which the employee worked. For information regarding our severance payments, see Note 27 of the notes to our consolidated financial statements.

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

We operate various employee training programs in order to improve the operational capabilities of our employees. These programs, which are aimed at cultivating financial specialists with higher levels of management and business skills, developing regional experts for increased global capabilities and enhancing employee loyalty, comprise a number of customized programs such as training courses for employees of different positions, domestic and foreign MBA courses and a human resources development program to train future leaders and support programs for self-learning courses. In addition, we offer training programs at our employees’ worksites to facilitate access to training, as well as a foreign regional expert training program and overseas training to develop a global mind-set. The broad spectrum of training programs, combined with the state-of-the-art technologies such as cyber training and satellite broadcasting, maximizes the level of exposure of the trainees to the contents of the programs. We also believe that our new training scheme for 2006 based on classified training courses and a development evaluation system has facilitated systemic development of employee skills and a spontaneous learning environment.

Item 6E.	Share Ownership

Common Stock

As of March 31, 2007, the persons who are currently our directors or executive officers, as a group, held an aggregate of 11,812 shares of common stock of Kookmin Bank, representing approximately 0.004% of the outstanding Kookmin Bank common stock as of such date. None of these persons individually held more than 1% of the outstanding common stock of Kookmin Bank as of such date.

Stock Options

The following table is the breakdown of stock options with respect to our common stock which we have granted to our directors and employees. It describes grant date, position, exercise period and price and the number of options as of March 31, 2007, not including previously issued options which are no longer exercisable as of such date.

		Exercise period		Exercise price		Number of granted options(1)	Number of exercised options	Number of exercisable options
Grant Date	Position when granted	From	To
15-Mar-01	Chief Audit Executive	16-Mar-04	15-Mar-09	28,027		14,807	2,807	12,000
15-Mar-01	5 Non-executive Directors	16-Mar-04	15-Mar-09	28,027		12,623	0	12,623
15-Mar-01	4 Senior Executive Vice Presidents	16-Mar-04	15-Mar-09	28,027		47,380	10,690	36,690
15-Mar-01	16 Employees	16-Mar-04	15-Mar-09	28,027		22,216	4,422	17,794
22-Mar-01	Auditor (2)	23-Mar-04	22-Mar-11	71,538		6,644	0	6,644
22-Mar-01	3 Vice Presidents (2)	23-Mar-04	22-Mar-11	71,538		15,502	0	15,502
16-Nov-01	Chairman	17-Nov-04	16-Nov-09	51,200		150,000	50,000	100,000
22-Mar-02	7 Non-executive Directors	23-Mar-05	22-Mar-10	57,100		29,284	1,021	28,263
22-Mar-02	8 Senior Executive Vice Presidents	23-Mar-05	22-Mar-10	57,100		131,651	5,744	125,907
22-Mar-02	14 Employees	23-Mar-05	22-Mar-10	57,100		127,946	5,000	122,946
29-Mar-02	3 Non-executive Directors (2)	30-Mar-04	29-Mar-11	129,100		9,990	0	9,990
26-Jul-02	Senior Executive Vice President	27-Jul-05	26-Jul-10	58,800		23,899	0	23,899
21-Mar-03	6 Non-executive Directors	22-Mar-06	21-Mar-11	47,360	(3)	40,063	0	40,063
21-Mar-03	2 Senior Executive Vice Presidents	22-Mar-06	21-Mar-11	35,500		16,467	8,467	8,000
21-Mar-03	6 Employees	22-Mar-06	21-Mar-11	35,500		62,993	0	62,993
27-Aug-03	Senior Executive Vice President	28-Aug-06	27-Aug-11	40,500		5,091	0	5,091
09-Feb-04	3 Senior Executive Vice Presidents	10-Feb-07	09-Feb-12	46,100		19,250	0	19,250
09-Feb-04	9 Employees	10-Feb-07	09-Feb-12	46,100		43,837	0	43,837
23-Mar-04	4 Non-executive Directors	24-Mar-07	23-Mar-12	48,650	(3)	20,000	0	20,000
01-Nov-04	President and CEO	02-Nov-07	01-Nov-12		(4)	700,000	0	700,000
18-Mar-05	Chief Audit Executive	19-Mar-08	18-Mar-13		(5)	30,000	0	30,000
18-Mar-05	9 Non-executive Directors	19-Mar-08	18-Mar-13		(5)	95,362	0	95,362
18-Mar-05	14 Senior Executive Vice Presidents	19-Mar-08	18-Mar-13	46,800		280,045	0	280,045
18-Mar-05	22 Employees	19-Mar-08	18-Mar-13	46,800		238,149	0	238,149
27-Apr-05	Employee	28-Apr-08	27-Apr-13	45,700		8,827	0	8,827
22-Jul-05	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200		30,000	0	30,000
23-Aug-05	Employee	24-Aug-08	23-Aug-13	53,000		7,212	0	7,212
24-Mar-06	Chief Audit Executive	25-Mar-09	24-Mar-14		(6)	20,000	0	20,000
24-Mar-06	9 Non-executive Directors	25-Mar-09	24-Mar-14		(6)	155,000	0	155,000
24-Mar-06	5 Senior Executive Vice Presidents	25-Mar-09	24-Mar-14		(6)	315,000	0	315,000
24-Mar-06	15 Employees	25-Mar-09	24-Mar-14		(6)	450,000	0	450,000
28-Apr-06	Employee	29-Apr-09	28-Apr-14		(7)	30,000	0	30,000
27-Oct-06	Employee	28-Oct-09	27-Oct-14		(8)	20,000	0	20,000
8-Feb-07	Senior Executive Vice President	9-Feb-10	8-Feb-15		(9)	75,000	0	75,000
8-Feb-07	27 Employees	9-Feb-10	8-Feb-15		(9)	810,000	0	810,000
23-Mar-07	Non-executive Director	24-Mar-10	23-Mar-15		(10)	30,000	0	30,000

						4,070,548	64,461	4,006,087

(1)	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.
(2)	Originally options with respect to common stock of Kookmin Credit Card, which have been converted into options with respect to our common stock.

(3)	Weighted average of the exercise price of all granted options.
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

(7)	Exercise Price = (Won)81,900 x (1 + TRS of the three major competitors x 0.4).
(8)	Exercise Price = (Won)76,600 x (1 + TRS of the three major competitors x 0.4).
(9)	Exercise Price = (Won)77,100 x (1 + TRS of the three major competitors x 0.4).
(10)	Exercise Price = (Won)84,500 x (1 + TRS of the three major competitors x 0.4).

Item 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2006 by each person or entity known to us to own beneficially more than 5% of our outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of shares of common stock	Percentage of total shares of common stock (%)	Percentage of total shares on a fully diluted basis (%)
Citibank N.A. (1)	49,470,643	14.71%	14.71%
Euro-Pacific Growth Fund	18,377,910	5.46	5.46

(1)	As depositary bank.

As of March 31, 2007, executive and non-executive directors collectively owned 2,525 shares of our common stock, and our executive officers, excluding our chairman, our president and chief executive officer, and chief audit executive owned 9,287 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of December 31, 2006.

In December 2003, we purchased 27,423,761 shares of our common stock in the Korean government’s auction of the shares that it had owned. In June 2005, we disposed of all of these shares in an over-the-market transaction. With respect to any shares that we own, we cannot exercise any voting rights with respect to those shares pursuant to Korean law.

Item 7B.	Related Party Transactions

As of December 31, 2004, 2005 and 2006, we had an aggregate of (Won)1,633 million, (Won)4,283 million and (Won)6,396 million, respectively, in loans outstanding to our executive officers and directors. In addition, as of such dates, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 33 of the notes to our consolidated financial statements. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

In December 2002, we formally extended our strategic alliance agreement with ING Bank N.V., replacing its prior investment agreement with H&CB. In August 2003, our board approved and ratified an amended and restated strategic alliance agreement with ING Bank N.V. As a result:

•

we are required to cause one nominee of ING Bank N.V. to be appointed as a non-executive director so long as ING Groep N.V. and its subsidiaries maintain a minimum shareholding in us as defined in the strategic alliance agreement, and to cause another nominee of ING Bank N.V. to be appointed as an executive director so long as ING Groep N.V. and its subsidiaries hold 6% or more of our issued and outstanding common shares;

•	the exclusive alliance with respect to our bancassurance business was revised to a non-exclusive, commercial relationship-based alliance;

•

ING Groep N.V. is required to maintain beneficial ownership of no less than 12,716,691 shares of our common stock, subject to adjustment for any share consolidations or share splits or, in the event of a merger with another entity, as adjusted accordingly pursuant to the merger ratio for the merger; and

•

each of the parties agreed to maintain its level of investment in ING Life Insurance Company, Korea Ltd. (which is currently 20% owned by us and 80% owned by ING Insurance International B.V.) and KB Asset Management (which is currently 80% owned by us and 20% by ING Insurance International B.V.) until August 29, 2006.

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

In April 2004, we established a new wholly-owned insurance subsidiary, KB Life Insurance Co., Ltd., to which we contributed the acquired assets and liabilities of Hanil Life Insurance. KB Life focuses on bancassurance, and offers life insurance and wealth management products through our branch network. ING Insurance International B.V. purchased a 49% interest in KB Life in January 2005.

Item 7C.	Interests of Experts and Counsel

Not Applicable

Item 8.	FINANCIAL INFORMATION

Item 8A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-69.

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

Other Proceedings

In February 2006, the Korean government indicted the former team head of our lottery department and several other individuals in connection with excessive fees paid to a subcontractor by the government. The subcontractor, Korea Lottery Service Inc., was hired by us in connection with our lottery operations, and fees paid to such subcontractor were deducted prior to transferring any profit received by us to the government. Criminal proceedings against those individuals are pending. In August 2006, the government filed a lawsuit seeking the return of (Won)320.8 billion of excessive fees relating to the lottery operations against us, Ernst & Young Han Young, Korea Lottery Service Inc. and our and their relevant employees. The lawsuit is currently pending at the Seoul Central District Court.

In April 2004, the Lottery Commission of the Korean government revised the fee rate for fees payable to Korea Lottery Service Inc. by reducing it from 9.523% to 3.144%. Korea Lottery Service Inc. filed a lawsuit with the Seoul Central District Court claiming that such reduction by the Lottery Commission was invalid and demanding the payment of approximately (Won)20 billion of unpaid fees by us, which is the difference between the fees payable by us under the previous rate and the revised rate in respect of fees incurred in May 2004. In December 2006, the Seoul Central District Court ruled in favor of Korea Lottery Service Inc., and we appealed to the Seoul High Court in January 2007 where the appeal is currently pending. In addition, in January 2007, Korea Lottery Service Inc. filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of (Won)446 billion, which is the difference between the fees payable by us under the previous rate and the revised rate, for fees incurred from June 2004 to December 2006. The lawsuit is currently pending at the Seoul Central District Court.

In September 2006, the Korea Fair Trade Commission ordered us to cease the following practices, and assessed an administrative fine against us in the aggregate amount of (Won)6.4 billion in connection with such practices:

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

In addition, the Korea Fair Trade Commission announced that it would issue a formal warning to us for:

•	canceling accumulated bonus points given to our credit card holders whose card transactions were suspended for more than a year; and

•	not giving certain bonus points to our credit card holders who were in default on their payments.

In November 2006, we paid the full amount of such (Won)6.4 billion fine. Meanwhile, in October 2006, we filed a lawsuit against the Korea Fair Trade Commission to revoke its assessment of the (Won)6.4 billion fine against us in the Seoul High Court, and the lawsuit is currently pending.

In addition, in May 2006 the Korea Fair Trade Commission commenced an investigation into whether 11 banks (including us) engaged in collusive or anti-competitive activity in connection with various commission fees. We have not received any updates with respect to the status of this investigation.

In 2005, certain individuals, including one of our employees, fabricated and distributed counterfeit certificates of deposit, or CDs, with us as issuer. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative came to own the counterfeit CDs and requested us to make payments on the CDs, which were rejected by us. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative commenced legal proceedings against us in the Seoul Central District Court in September 2005 in the amount of approximately (Won)40 billion and (Won)25 billion, respectively, and the district court ruled for the plaintiffs in both proceedings. We have appealed both cases to the Seoul High Court, where the lawsuits are currently pending. Also as a result of this incident, the Financial Supervisory Service closed for three months our bank branch in which the implicated individual was employed, issued warnings to certain of our executive officers and required us to discipline 26 other employees.

During the first quarter of 2004, the National Tax Service of Korea completed a tax audit in respect of us for the fiscal years 1998, 1999, 2000 and 2001, as a result of which we were assessed (Won)123.3 billion for three cases of tax deficiencies. We have paid the entire amount, but appealed the assessment to the National Tax Tribunal, which ruled in favor of the National Tax Service of Korea. In 2005 and 2006, we filed various administrative lawsuits appealing the judgment of the National Tax Tribunal, and we currently have an aggregate of three lawsuits pending at the Seoul Administrative Court, the Seoul High Court and the Supreme Court of Korea, respectively.

During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of us for the fiscal years 2002, 2003, 2004 and 2005, as a result of which we were assessed (Won)190 billion for tax deficiencies. We recorded the entire amount of the additional income tax in our consolidated financial statements as of December 31, 2006 as “Income Tax Expenses” and “Other Liabilities” in accordance with SFAS No. 5 “Accounting for Contingencies” and have paid a substantial portion of such additional tax in June 2007. We plan to appeal such assessment to the National Tax Tribunal. The National Tax Service of Korea is also reviewing whether to assess additional income taxes for prior years based on its tax audit. See “Item 3D. Risk Factors—Other risks relating to our business—We may be assessed additional income taxes in respect of prior years as a result of a tax audit by the National Tax Service of Korea.”

In November 2002, the Korea Fair Trade Commission fined five credit card companies (including Kookmin Credit Card) for allegedly discriminating against merchants at department stores by charging fees higher than those charged to merchants at discount stores. Kookmin Credit Card’s portion of the fine amounted to (Won)640 million. In February 2003 Kookmin Credit Card paid the administrative fine in full and filed a lawsuit with the Seoul High Court to revoke the order. The Seoul High Court ruled for us in June 2004. The Korea Fair Trade Commission, however, appealed to the Supreme Court in August 2004. In December 2006, the Supreme Court ruled that our practice of differentiating fees charged to certain merchants is justifiable as management policy and dismissed the appeal by the Korea Fair Trade Commission.

In April 2002, the Korea Fair Trade Commission ordered four domestic-based credit card companies to stop certain collusive and anti-competitive practices in fixing commission fees and credit card interest rates for cash advances, installment purchases and overdue accounts, to publicly acknowledge the orders of the Korea Fair Trade Commission and to pay administrative fines in an aggregate amount of (Won)23.4 billion in connection with such practices. Kookmin Credit Card was fined (Won)6.96 billion for anti-competitive behavior. In July 2002 Kookmin Credit Card paid the administrative fine in full; prior to this it filed a lawsuit in October 2002 with the

Seoul High Court to revoke the order. On May 20, 2004, the Seoul High Court ruled that the order to pay such amount of administrative fines was invalid but upheld the other parts of the order. We and the Korea Fair Trade Commission each appealed the ruling to the Supreme Court, but the Supreme Court reaffirmed the decision of the Seoul High Court and dismissed both appeals in September 2006. Subsequently, the (Won)6.96 billion fine previously paid by us has been returned in full, and the Korea Fair Trade Commission has assessed a revised fine against us in the amount of (Won)6.74 billion.

On January 9, 2002, the Korea Fair Trade Commission ordered seven banks, including us, to refrain from refusing to continue their business relationship with a particular business partner, Hana Bank. The banks filed a lawsuit with the Seoul High Court to revoke the order and, in October 2003, the Seoul High Court decided in our favor. The Korea Fair Trade Commission appealed this ruling in November 2003, but the Supreme Court dismissed the appeal in May 2006.

On April 6, 2001, the Korea Fair Trade Commission fined Kookmin Credit Card (Won)235 million for allegedly using its superior market position to prevent other banks in our affinity program from altering fees paid by merchants and from reducing the payment cycle from merchants. In September, 2001 Kookmin Credit Card paid the administrative fine in full and filed a lawsuit with the Seoul High Court to revoke the order. The court ruled against Kookmin Credit Card in December 2002. Kookmin Credit Card appealed to the Supreme Court in January 2003, but the Supreme Court dismissed our appeal in June 2006.

In April and June 2006, 414 and 612 of our customers filed suits against us, respectively, in the Seoul Central District Court for our alleged violations of the Act on Promotion of Information and Communication Network Utilization and Information Protection and related damages in connection with our accidental dissemination in March 2006 of the names of holders of our Internet lottery accounts. In February 2007, the district court ruled in favor of the plaintiffs in part, and both the plaintiffs and we appealed the ruling to the Seoul High Court, where the appeal is currently pending. In addition, in March 2007, an additional 373 individuals commenced legal proceedings against us in the Seoul Central District Court for damages relating to the same incident. The case is currently pending.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of each of the five years ended December 31, 2006. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year.

Fiscal year	Dividends per common share(1)				Dividends per preferred share		Total amount of cash dividends paid
							(in millions of Won)
2002(2)	(Won)	1,000	US$	0.84	—	—	(Won)	325,233
2003(3)		—		—	—	—		—
2004(4)		550		0.53	—	—		168,574
2005(5)		550		0.54	—	—		184,889
2006(6)		3,650		3.92	—	—		1,227,784

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.

(2)

On March 3, 2003, our board of directors passed a board resolution recommending a cash dividend of (Won)1,000 per common share (before dividend tax), representing 20% of the par value of each share, for the fiscal year ended December 31, 2002. This resolution was approved and ratified by our stockholders on March 21, 2003.

(3)

On February 9, 2004, our board of directors passed a board resolution recommending that no dividends be paid for the fiscal year ended December 31, 2003. This resolution was approved and ratified by our stockholders on March 23, 2004.

(4)

On February 3, 2005, our board of directors passed a board resolution recommending a cash dividend of (Won)550 per common share (before dividend tax), representing 11% of the par value of each share, for the fiscal year ended December 31, 2004. This resolution was approved and ratified by our stockholders on March 18, 2005.

(5)

On February 8, 2006, our board of directors passed a board resolution recommending a cash dividend of (Won)550 per common share (before dividend tax), representing 11% of the par value of each share, for the fiscal year ended December 31, 2005. This resolution was approved and ratified by our stockholders on March 24, 2006.

(6)

On February 8, 2007, our board of directors passed a board resolution recommending a cash dividend of (Won)3,650 per common share (before dividend tax), representing 73% of the par value of each share, for the fiscal year ended December 31, 2006. This resolution was approved and ratified by our stockholders on March 23, 2007.

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

Not Applicable.

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

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for our common stock, and the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Stock Market Division of Korea Exchange(1)					New York Stock Exchange(2)
	Closing price per common stock				Average daily trading volume (in thousands of shares)	Closing price per ADS				Average daily trading volume (in thousands of shares)
	High		Low			High		Low
2002
First Quarter	(Won)	62,100	(Won)	51,500	1,897.0	US$	48.69	US$	39.45	161.6
Second Quarter		66,400		54,300	1,642.0		54.10		40.75	332.6
Third Quarter		62,100		44,750	1,227.4		52.32		35.30	320.4
Fourth Quarter		47,700		37,150	2,139.9		40.09		29.40	364.8
2003
First Quarter		44,300		29,600	1,777.8		37.87		22.90	306.0
Second Quarter		39,900		29,150	2,532.1		33.25		23.39	355.5
Third Quarter		46,200		36,400	1,683.6		39.23		30.86	405.0
Fourth Quarter		48,100		38,100	2,068.1		40.34		33.46	238.9
2004
First Quarter		50,600		44,000	1,456.0		44.20		37.40	231.5
Second Quarter		49,000		32,650	1,894.1		42.94		28.94	352.9
Third Quarter		39,900		31,450	1,573.4		35.83		27.11	366.1
Fourth Quarter		41,200		35,000	1,414.5		39.08		31.70	308.2
2005
First Quarter		49,300		40,000	1,270.0		48.76		37.70	332.8
Second Quarter		48,400		41,750	945.7		47.74		41.70	269.7
Third Quarter		64,500		47,200	1,194.5		61.00		45.63	288.9
Fourth Quarter		77,800		56,300	1,442.6		75.67		54.10	374.9
2006
First Quarter		84,200		66,300	1,503.8		86.10		66.25	490.8
Second Quarter		89,900		69,800	1,301.8		97.50		72.45	501.1
Third Quarter		83,400		72,000	1,144.1		89.32		75.48	368.8
Fourth Quarter		79,500		70,100	1,247.7		83.80		76.00	435.2
2007 (through June 27)
January		75,100		70,400	1,082.6		79.99		75.52	425.6
February		89,500		77,500	1,388.3		95.29		84.99	596.6
March		87,000		81,000	906.4		93.78		84.67	377.7
April		89,500		81,200	1,107.2		96.57		87.78	446.8
May		85,100		81,700	1,085.8		93.35		87.25	322.8
June (through June 27)		89,500		81,800	1,590.5		96.45		89.10	390.7

Source: Global Stock Information Financial Network and Stock Market Division of the Korea Exchange

(1)	Trading of common shares on the Stock Market Division of the Korea Exchange commenced on November 9, 2001.
(2)	Trading of ADSs on the New York Stock Exchange commenced on November 1, 2001. Each ADS represents the right to receive one share.

Item 9B.	Plan of Distribution

Not Applicable.

Item 9C.	Markets

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

As of December 31, 2006, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately (Won)705 trillion. The average daily trading volume of equity securities for 2006 was approximately 279 million shares with an average transaction value of (Won)3,435 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007 (through June 27)	1,435.26	1,807.85	1,355.79	1,733.10

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

The following table sets forth the number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market capitalization on the last day of each period					Average daily trading volume, value
Year	Number of listed companies	(Billions of Won)		(Millions of US$)(1)		Thousands of shares	(Millions of Won)		(Thousands of US$)(1)
1982	334	(Won)	3,001	US$	4,279	9,704	(Won)	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007 (through June 27)	733		858,668		925,888	331,970		4,287,518		4,623,159

Source: The Stock Market Division of the Korea Exchange

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York in effect on the last business day of the period indicated.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation that has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Commerce, Industry and Energy of Korea. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of such restrictions applicable to Korean banks, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

Item 9D.	Selling Shareholders

Not Applicable.

Item 9E.	Dilution

Not Applicable.

Item 9F.	Expenses of the Issue

Not Applicable.

Item 10.	ADDITIONAL INFORMATION

Not Applicable.

Item 10A.	Share Capital

Not Applicable.

Item 10B.	Memorandum and Articles of Association

Description of Capital Stock

Set forth below is information relating to our capital stock, including brief summaries of certain provisions of our articles of incorporation, the Korean Commercial Code, the Korean Securities and Exchange Act of 1976, as amended (which we refer to as the “Korean Securities and Exchange Act”) and certain related laws of Korea, all as currently in effect. The following summaries do not purport to be complete and are subject to the articles of incorporation and the applicable provisions of the Korean Securities and Exchange Act, the Korean Commercial Code, and certain other related laws of Korea.

As of December 31, 2006, our authorized share capital is 1,000,000,000 shares. Subject to applicable laws and regulations, we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares under our articles of incorporation. Furthermore, through an amendment of the articles of incorporation, we may create new classes of shares, in addition to the common shares and the preferred shares. See “—Voting Rights.”

As of December 31, 2006, we had 336,379,116 shares of issued and outstanding common stock. No preferred stock is currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 663,620,884 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved at the general meeting of stockholders convened immediately after the date of granting such stock options. As of December 31, 2006, our officers, directors and employees held options to purchase 3,285,568 shares of our common stock. These outstanding options included options to purchase 700,000 shares of our common stock held by our chief executive officer. The exercise by our chief executive officer of options to purchase 700,000 shares of our common stock is subject to the satisfaction of certain conditions with respect to our financial performance. See “Item 6B. Compensation.”

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

Under the Korean Securities and Exchange Act, members of our employee stock ownership association, whether or not they are stockholders, will have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. This right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares then outstanding. As of December 31, 2006, our employee stock ownership association owned 2,790,281 of our shares of common stock.

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

Under the Korean Securities and Exchange Act, we must file with the Korean Financial Supervisory Commission and the Stock Market Division of the Korea Exchange an annual business report within 90 days after the end of each fiscal year, a half-year business report within 45 days after the end of the first six months of each fiscal year and quarterly business reports within 45 days after the end of the first three months and nine months of each fiscal year, respectively. Copies of such business reports will be available for public inspection at the Korean Financial Supervisory Commission and the Stock Market Division of the Korea Exchange.

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

In December 2002, we formally extended our strategic alliance agreement with ING Bank N.V., pursuant to which we agreed to replace the prior investment agreement entered into with the affiliates of ING Bank and H&CB with this agreement and to enter into joint venture agreements with its affiliates relating to the bancassurance business and KB Asset Management. In August 2003, our board approved and ratified an amended and restated strategic alliance agreement with ING Bank N.V. As a result:

•

we are required to cause one nominee of ING Bank N.V. to be appointed as a non-executive director so long as ING Groep N.V. and its subsidiaries maintain a minimum shareholding in us as defined in the strategic alliance agreement, and to cause another nominee of ING Bank N.V. to be appointed as an executive director so long as ING Groep N.V. and its subsidiaries hold 6% or more of our issued and outstanding common shares;

•	the exclusive alliance with respect to our bancassurance business was revised to a non-exclusive, commercial relationship-based alliance;

•

ING Groep N.V. is required to maintain beneficial ownership of no less than 12,716,691 shares of our common stock, subject to adjustment for any share consolidations or share splits or, in the event of a merger with another entity, as adjusted accordingly pursuant to the merger ratio for the merger; and

•

each of the parties agreed to maintain its level of investment in ING Life Insurance Company, Korea Ltd. (which is currently 20% owned by us and 80% owned by ING Insurance International B.V.) and KB Asset Management (which is currently 80% owned by us and 20% by ING Insurance International B.V.) until August 29, 2006.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 or 2006 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2007 taxable year.

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

Taxation of Dividends on Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 27.5% (inclusive of resident surtax). If you are a beneficial owner of the dividends in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

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

Item 10F.	Dividends and Paying Agents

Not Applicable.

Item 10G.	Statements by Experts

Not Applicable.

Item 10H.	Documents on Display

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

Not Applicable.

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

Risk Management Committee

Our Risk Management Committee is a board level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of the chief financial officer and four non-executive directors, with the chief risk officer as secretary, and its major roles include:

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

Risk Management Subcommittees

Our Risk Management Subcommittees execute the decisions made by the Risk Management Council and make operational decisions regarding risk management policies and procedures:

•

The Credit Risk Management Subcommittee approves the criteria to set total credit exposure limits that are implemented by our business groups and resolves certain working level issues relating to credit risk management. It is composed of nine members, the executive vice president from our Credit Management Division who serves as chairman and eight general managers.

•

The Market Risk Management Subcommittee sets market risk-related limits, approves new derivative instruments that can be traded and resolves certain working-level issues related to market risk management. In particular, the Market Risk Management Subcommittee sets the VaR limits, position limits and stop loss limits for our fixed income, equity, foreign exchange and derivative portfolios, as well as scenario loss limits and sensitivity limits for our derivatives portfolio. It is composed of ten members, including our chief risk officer as chairman and nine general managers.

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

•

Card Credit Analysis Department. This department develops and upgrades the credit rating system for the credit card business group, and is also responsible for improving credit card approval processes.

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

Retail Loan Approval Process

Mortgage Loans and Secured Retail Loans. Our processing center staff reviews mortgage loans and retail loans secured by real estate or guarantees. Branch staff employees forward loan applications to processing centers. But in the case of loans secured by deposits with us, our branch staff approves such loans. We make lending decisions based on our assessment of the value of the collateral, debt service capability and the borrower’s score generated from our credit scoring systems.

For mortgage loans and loans secured by real estate, we evaluate the value of the real estate offered as collateral using a database we have developed that contains information about real estate values throughout Korea. We also use information from a third party provider about the real estate market in Korea, which gives us up-to-date market value information for Korean real estate. In addition, our processing center staff employees review the value of real estate provided by the evaluation system to ensure there are no significant discrepancies. Beginning in April 2005, we have based decisions regarding the approval of such loans primarily on the results of our credit scoring systems.

For loans secured by deposits, we will grant loans up to 95% of the deposit amount if we hold the deposit.

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

We generally decide whether to evaluate a loan application within three to five days after recording the relevant information in our credit scoring systems.

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

Our credit scoring systems take into account factors including borrower’s income, assets, profession, age, transaction history (with both our bank and other financial institutions) and other relevant credit information. The systems rank each borrower in an appropriate grade, and that grade is used to decide whether to approve loans as well as to determine loan amounts.

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

Entity	Members	Quorum for Approval
Loan Committee	Head of the Credit Group; Head of the Corporate Banking Group; Head of the Risk Management Group; Head of the Credit Analysis Division; Head of Credit Management Division; Corporate Credit Analysis Department Manager; Corporate Banking Department Manager; Transactional Banking Department Manager	2/3 or more participation; 2/3 or more required for approval

Chief Credit Officers Committee	One of the Heads of the Credit Analysis Division and Corporate Credit Analysis Department Manager; six Chief Credit Officers; two Junior Credit Officers	2/3 or more participation; 2/3 or more required for approval

Credit Officers Committee	Four Credit Officers	2/3 or more participation; 2/3 or more required for approval
Local/Regional Approval

Credit Analysis Center Credit Officers Committee	Four Credit Officers	2/3 or more participation; 2/3 or more required for approval

Relationship Managers Committee	One Senior Relationship Manager and two Relationship Managers	Agreement of all members

We evaluate all of our corporate borrowers by using credit rating systems, except for applicants whose borrowings are fully secured by deposits or applicants who have obtained third-party guarantees from the government or certain other very highly rated guarantors. See “—Credit Evaluation.”

For owner-operated enterprises (which we refer to as SOHOs), we have put in place a SOHO credit rating system, which adopts simplified credit evaluation modeling procedures. This system consists of a scoring model, a qualitative credit assessment (or QCA) model and a preliminary examination checklist. The scoring model analyzes information with respect to the customer’s personal information and bank transaction history. The QCA model analyzes information about business capability, operating capability, management capability, transaction reliability, documentary reliability and financial stability. The preliminary examination checklist is based on information regarding the customer’s credit delinquencies, loans and outstanding credit card debt. This system classifies customers into 13 possible credit ratings.

For other small- and medium-sized enterprises, we have put in place a credit rating system known as CRS. For large corporations, we have put in place a similar credit rating system known as LCRS. Both the CRS and the LCRS model consist of the following three parts:

•

Financial Model. The financial model uses the borrower’s current status and trend of financial ratios calculated using its financial statements. The financial model classifies potential borrowers into one of three size categories and one of five types of industry. This model incorporates logistic regression and statistical methods, which use financial ratios such as stability ratio, cash flow ratio, profitability ratio and turnover ratio to make credit determinations.

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

Financial institutions and certain non-profit organizations such as educational foundations and medical organizations cannot be effectively rated by use of our CRS system or LCRS system alone. Accordingly, we rely more on the judgment of our expert credit officers with respect to these entities. The relative importance of the factors we use to evaluate these entities varies, and accordingly the process largely depends on the experience and expertise of our Credit Group credit officers. These officers primarily base their decisions on the historical financial data and financial prospects of the prospective borrower and the prospects of its industry. We may also consider other factors, including management experience and competence, ownership structure, reputation, quality of financial information provided and the purpose of the loan. The responsible credit officer analyzes this data using his or her discretion, and then drafts a report relating to the potential borrower, which includes a tentative credit rating determination. This report is submitted to the Chief Credit Officers Committee for its review and final approval of the borrower’s rating. This committee consists of one of the Heads of the Credit Analysis Division and Corporate Credit Analysis Manager, six chief credit officers and two junior credit officers, all chosen from among our Credit Group.

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

Total Exposure Management

We establish and manage total exposure limits for corporations, chaebols and industries in order to optimize the use of credit availability and avoid excessive risk concentration. We establish total exposure limits for large corporations and chaebols by reviewing factors such as their industry, size, cash flows, financial ratios and credit ratings, while establishing exposure limits for industries by reviewing gross domestic product, industry ratings and our total exposure. Small- and medium-sized enterprise limits are set by referring to the results from our credit rating system. The guidelines used to set these total exposure limits are approved by our Credit Risk Management Subcommittee. Our Credit Risk Management Subcommittee generally approves cases where established limits are to be exceeded, but in certain exceptional cases, we may extend loans on a case-by-case basis without Credit Risk Management Subcommittee approval even if the applicable limit is exceeded.

Our maximum exposure limit is within 20% of our Tier I and Tier II capital for a single chaebol, and within 10% of our Tier I and Tier II capital for an individual large corporation. These limits are lower than the regulatory limits that Korean banks are required by law to follow. In practice, the total exposure limits that we set for corporations and groups are far lower than these levels.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. We monitor our exposure to large corporations to which we have an exposure of (Won)1 billion or more, individual corporations to which we have an exposure of more than (Won)30 billion, and also our exposure to the 36 largest chaebols in Korea designated by the Financial Supervisory Commission based on their outstanding exposures as well as our exposure to the six chaebols selected for monitoring by the Senior Executive Vice President of the Credit Group. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

We continuously review the borrower’s condition with respect to its current debt, collateral, business, transactions with related parties and debt service capability. Based on our review, we may adjust the borrower’s credit rating, our lending policy or asset quality classification of the loan provided to the borrower. We also regularly review other aspects of the lending process, including industries and regions in which our borrowers operate and the quality of our domestic and overseas assets. Our industry reviews focus on growth, stability, competition and ability to adapt to a changing environment. Based on the results of a particular industry review, we may revise the total exposure limit assigned to that industry and lending policy for each company within that industry. When a review takes place, we may adjust not only credit ratings of our borrowers based on a variety of factors, but also asset quality classification, credit limits and applied interest rates or our credit policies. Credit review results are reported to our chief risk officer and the Risk Management Committee on a quarterly basis.

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

Our Risk Management Council establishes overall market risk management principles. It has delegated the responsibility for the market risk management for trading activities to the Market Risk Management Subcommittee, which is chaired by our chief risk officer. This subcommittee meets on a regular basis each month and as required to respond to developments in the market and the economy. Based on the policies approved by the Risk Management Council, the Market Risk Management Subcommittee reviews and approves reports as required that include trading profits and losses, position reports, limit utilization, sensitivity analysis and VaR results for our trading activities.

The Asset Liability Management Committee is responsible for day-to-day interest rate and liquidity risk management of non-trading activities. It meets on a regular basis and as required to respond to developments in the market and the economy. Members of the Asset Liability Management Committee, acting through our Asset Liability Management Department, review our interest rate and liquidity gap position monthly, formulate a view on interest rates, establishing strategies with respect to deposit and lending rates and review the business profile and its impact on asset and liability management.

To ensure adequate interest and liquidity risk management, we have assigned the responsibilities for our asset and liability management risk control to our Market/Operational Risk Department in our Risk Management Group, which monitors and reviews the asset and liability management risk procedures and activities of our Asset Liability Management Department, and independently reports to the management on the related issues.

Market Risk Management for Trading Activities

Our trading activities consist of:

•

trading activities for our own account to realize short-term trading profits in Won-denominated debt and equities markets and foreign exchange markets based on our short-term forecast of changes in the market situation; and

•

trading activities involving derivatives, such as swaps, forwards, futures and option transactions, to realize profits primarily from arbitrage transactions and, to a lesser extent, from selling derivative products to our customers and to hedge market risk incurred from those activities. In addition, certain derivative products that we use to hedge our own market risk are classified as trading activities as they do not qualify for hedge accounting treatment under U.S. GAAP. We believe, however, that certain of these products are effective as economic hedges.

We use derivative instruments to hedge our market risk and, to a limited extent, to make profits by trading derivative products within acceptable risk limits. The principal objective of our hedging strategy is to manage our market risk within established limits. We use the following hedging instruments to manage relevant risks:

•	to hedge interest rate risk arising from its trading activities, the Trading Department occasionally uses interest rate futures (Korea Treasury Bond Futures) and interest rate swaps;

•	to hedge equity risk arising from its trading activities, the Trading Department selectively uses stock index futures;

•

to hedge interest rate risk and foreign exchange risk arising from our foreign currency-denominated asset and liability positions as well as our trading activities, the Trading Department, the International Treasury Department and Investment Banking Department use interest rate swaps, cross-currency interest rate swaps, foreign exchange forwards and futures, Euro-dollar futures and currency options; and

•

to change the interest rate characteristics of certain assets and liabilities after the original investment or funding, we use swaps. For example, depending on the market situation, we may choose to obtain fixed rate funding instead of floating rate funding if we believe that the terms are more favorable, which we can achieve by entering into interest rate swaps.

We generally manage our market risk at the portfolio level. To control our exposure to market risk, we use EC and VaR limits set by the Risk Management Council and position, stop loss and sensitivity limits (PVBP, Delta, Gamma, Vega) set by the Market Risk Management Subcommittee. We prepared our risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Supervisory Service.

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

Value at Risk analysis. We use daily VaR to measure market risk. Our daily VaR is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. We use a 99% single tail confidence level to measure our daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

VaR is a commonly used market risk management technique. However, this approach does have some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

In order to measure VaR, we use the “variance-covariance method,” which takes into account the diversification effects among different risk categories as well as within the same risk category.

The following table shows our daily VaRs as of December 31, 2004, 2005 and 2006, at a 99% confidence level for a one-day holding period, for interest risk, equity risk and foreign exchange risk relating to our trading activities. The following figures were calculated on a non-consolidated basis.

	As of December 31,
	2004		2005		2006
	(in billions of Won)
Risk categories:
Interest risk	(Won)	2.3	(Won)	20.7	(Won)	6.7
Equity risk		4.4		5.2		2.2
Foreign exchange risk		0.2		1.2		1.5
Less: diversification		1.2		16.0		6.3
Diversified VaR for overall trading activities		5.7		11.1		4.1

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to our stress testing, we estimate that as of December 31, 2006, our trading securities portfolio, which represents most of our trading risk, could have lost (Won)138.4 billion for an assumed short-term extreme decline of approximately 21% in the equity market and an approximate 200 basis point increase in interest rates under an abnormal stress environment.

Although we have not set any limits based on stress testing, we monitor the impact of market turmoil or any abnormality. If the impact is large, our chief risk officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2006, the VaR of our interest risk from trading was (Won)6.7 billion and the weighted average duration, or weighted average maturity, of our Won-denominated trading debt securities was approximately 1.8 years.

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

The difference between our foreign currency assets and liabilities is offset against forward foreign exchange positions, currency options and currency swaps to obtain our net foreign currency open position. The Market Risk Management Subcommittee oversees our foreign exchange exposure for both trading and non-trading purposes by establishing a limit for this net foreign currency open position, together with stop loss limits. VaR limits are established on a combined basis for our domestic operations and foreign branches.

The following table shows our non-consolidated net open positions at the end of 2004, 2005 and 2006. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries are not significant.

	As of December 31,(1)
	2004		2005		2006
	(in millions of US$)
Currency:
U.S. dollars	US$	14.8	US$	126.3	US$	167.8
Japanese yen		(1.2)		(8.4)		1.8
Euro		2.5		2.4		4.3
Others		0.1		4.7		(7.9)

Total	US$	16.2	US$	125.0	US$	166.0

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2006, our equity trading position was (Won)187 billion.

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

•

With respect to liability maturities, adapting the regression analysis using last 36 months’ average balance, we assume “non-core” and “ rate sensitive core” demand deposits to have remaining maturities of three months or less; and we assume “rate insensitive core” demand deposits to have remaining maturities between one year and four years.

The following table shows our non-consolidated interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2006, based on our Korean GAAP accounts, which vary in certain significant respects from our accounts prepared in accordance with U.S. GAAP.

	As of December 31, 2006(1)
	0-3 months		3-6 months		6-12 months		1-3 years		Over 3 years		Total
	(in billions of Won, except percentages)
Won-denominated
Interest-earning assets:
Loans	(Won)	80,246	(Won)	29,192	(Won)	10,349	(Won)	3,978	(Won)	759	(Won)	124,524
Securities		2,300		1,581		4,697		9,506		5,466		23,549
Others		11,823		1,404		2,046		2,577		388		18,238

Total	(Won)	94,369	(Won)	32,177	(Won)	17,092	(Won)	16,061	(Won)	6,613	(Won)	166,312

Interest-bearing liabilities:
Deposits	(Won)	53,059	(Won)	16,497	(Won)	29,325	(Won)	25,888	(Won)	11,338	(Won)	136,107
Borrowings		2,502		0		0		0		0		2,502
Others		6,288		850		6,192		8,804		2,254		24,388

Total	(Won)	61,850	(Won)	17,347	(Won)	35,516	(Won)	34,692	(Won)	13,592	(Won)	162,998

Sensitivity gap		32,519		14,830		(18,424)		(18,631)		(6,979)		3,314
Cumulative gap		32,519		47,349		28,925		10,294		3,314
% of total assets		19.6%		28.5%		17.4%		6.2%		2.0%

Foreign currency-denominated Interest-earning assets:
Due from banks	(Won)	375	(Won)	56	(Won)	0	(Won)	0	(Won)	0	(Won)	430
Loans		5,857		573		117		143		9		6,698
Securities		126		123		59		125		201		634
Others		1,863		451		178		7		0		2,499

Total	(Won)	8,220	(Won)	1,203	(Won)	354	(Won)	274	(Won)	210	(Won)	10,261

Interest-bearing liabilities:
Deposits	(Won)	841	(Won)	880	(Won)	35	(Won)	4	(Won)	0	(Won)	1,759
Borrowings		2,073		1,777		27		146		0		4,024
Others		1,884		151		466		0		0		2,500

Total	(Won)	4,798	(Won)	2,807	(Won)	529	(Won)	150	(Won)	0	(Won)	8,284

Sensitivity gap		3,422		(1,605)		(174)		124		210		1,978
Cumulative gap		3,422		1,818		1,644		1,768		1,978
% of total assets		33.4%		17.7%		16.0%		17.2%		19.3%

(1)	The numbers are prepared on a non-consolidated basis in accordance with Korean GAAP for internal management purposes.

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2006, our asset and liability duration gap was negative and it moved between (-)0.248 years and (-)0.387 years. Accordingly, our net asset value would have declined between (Won)401 billion and (Won)612 billion if interest rates had decreased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table, which was prepared in accordance with Korean GAAP, shows duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates on a non-consolidated basis.

Asset duration	Liability duration	Duration gap	Net asset value change
(in years)	(in years)	(in years)	(in billions of Won)
Date
June 30, 2004	0.5206	0.9247	(0.3880)	(Won)	(624)
December 31, 2004	0.5024	0.9395	(0.4049)	(653)
June 30, 2005	0.5244	0.9132	(0.339)	(532)
December 31, 2005	0.5141	0.8316	(0.255)	(407)
June 30, 2006 (1)	0.5125	0.8920	(0.3421)	(561)
December 31, 2006 (1)	0.5466	0.8624	(0.2831)	(474)

(1)	Reflects changes to our interest rate risk measure method adopted in April 2006.

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

The following table, which was prepared in accordance with Korean GAAP, summarizes our interest rate risk on a non-consolidated basis, taking into account asset and liability durations as of December 31, 2006.

	As of December 31, 2006
	3 months or less		3-6 months		6-12 months		1-3 years		Over 3 years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	(Won)	94,369	(Won)	32,177	(Won)	17,092	(Won)	16,061	(Won)	6,613	(Won)	166,312
Liability position		61,850		17,347		35,516		34,692		13,592		162,998
Gap		32,519		14,830		(18,424)		(18,631)		(6,979)		3,314
Average maturity		0.190		0.385		0.693		1.661		2.981
Interest rate volatility		1.26%		1.52%		1.82%		2.31%		2.54%
Amount at risk		78		87		(233)		(715)		(529)		(1,312)

Foreign currency-denominated:
Asset position	(Won)	8,220	(Won)	1,203	(Won)	354	(Won)	274	(Won)	210	(Won)	10,261
Liability position		4,798		2,807		529		150		0		8,284
Gap		3,422		(1,605)		(174)		124		210		1,978
Average maturity		0.232		0.458		0.657		1.984		3.260
Interest rate volatility		0.95%		1.21%		1.77%		2.45%		2.58%
Amount at risk		(8)		9		2		(6)		(18)		(20)

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

The following table shows our liquidity status and limits for Won and foreign currency accounts as of December 31, 2006 in accordance with Financial Supervisory Commission regulations:

	3 months or Less
	(in billions of Won, except percentages)
Won accounts:
Assets (A)	(Won)	80,420
Liabilities (B)		77,376
Liquidity gap		3,043
Liquidity ratio (A/B)		103.93%
Limit		100.00%

	7 days or less		1 month or less		3 months or less
	(in millions of US$, except percentages)
Foreign currency assets	US$	9,283	US$	24,959	US$	38,143
Foreign currency liabilities		8,158		23,166		40,239
Maturity gap		1,125		1,793		(2,096)
Cumulative gap (A)		1,125		1,793		(2,096)
Total assets (B)		58,621		58,621		58,621
Liquidity gap ratio (A/B)		1.92%		3.06%		94.79	%(1)
Limits		0.00%		(10.00)%		85.00%

(1)	Liquidity ratio.

The Asset Liability Management Department in our Finance Group reports whether we are complying with these limits monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee.

Operational Risk Management

Overall Status

Basel II currently defines operational risk as the “risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.” However, there is still no complete consensus on the definition of operational risk in the banking industry. We define operational risk broadly to include all financial and non-financial risks, other than credit risk, market risk, interest rate risk and liquidity risk, that may arise from our operations that could negatively impact our capital, including the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events as defined under Basel II as well as legal, reputational and strategic risks. Our operational risk management objectives include not only satisfying regulatory requirements, but also providing internal support through the growth of a strong risk management culture, reinforcement of internal controls, improvement of work processes and provision of timely feedback to management members and staff throughout the bank.

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

In 2006, we improved our operational risk management by making ongoing refinements to the operational risk management system, by proceeding with the integration of our compliance Control Self Assessment (or CSA) and operational risk CSA processes into a single process to enhance the effect on internal controls, segregating sales functions from operational functions in our retail branches and establishing a bank-wide insurance strategy to mitigate operational risk, as well as developing a detailed business continuity plan covering all of our operations and locations to prepare against unexpected events.

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

Our Audit Division, which consists of three departments (Audit Planning Department, Branch Auditing Department and Management Auditing Department), is the execution body for the Audit Committee, and it, along with our chief audit executive, performs the following activities:

•	general audits, which include full-scale audits of the overall operations performed according to an annual audit plan, and sectional audits of selected operations;

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

Our Management Auditing Department reviews the operations of our headquarters, subsidiaries and overseas branches and entities through the use of Risk-Based Audit, or RBA, audit methodology. This methodology requires that our Management Auditing Department evaluate the risk and process of our business units and concentrate their audit capacity with respect to high risk areas to support our management objectives.

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

IT System Operational Risk

The integrity of our IT systems, and their ability to withstand potential catastrophic events, is crucial to our continuing operations. Accordingly, we are continuing to strengthen our disaster recovery capabilities. In order to minimize operational risks relating to our IT systems, we have implemented a multi-CPU system that runs multiple CPUs simultaneously on-site and ensures system continuity in case any of the CPUs fails. This system backs up our data systems at an off-site location on a real-time basis to ensure that our operations can be carried out normally and without material interruption in the event of CPU failure.

We currently test our disaster recovery systems on a quarterly basis, with the comprehensive testing including branches and the main IT center’s disaster recovery system. In 2006, under the supervision of the Financial Supervisory Service, we simulated a fire at our main IT center and successfully ran our disaster recovery process. Our disaster recovery capabilities involve a number of other operations, including credit card and call center transactions. Internally, our IT Service Operations Department monitors all of our electronic and computerized network processes and our IT systems. This department monitors and reports on any unusual delays or irregularities reported by our branches. In addition, the IT Planning Department is responsible for the daily monitoring of our entire information security system.

Other Risk Management

Subsidiary Risk Management

We manage the risk of our subsidiaries through supporting the development and maintenance of their risk management systems in order to ensure the soundness of their management. Our Credit Review Department assumes the responsibility of overall control and coordination of our subsidiaries’ risk management policies and procedures. Its major roles in this regard are as follows:

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

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2006 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm which also audited our financial statements as of and for the year ended December 31, 2006, as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Kee Young Chung, our non-executive director and the chairman of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

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

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Deloitte Anjin LLC during the fiscal years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005		2006
	(in millions of Won)
Audit fees	(Won)	3,772	(Won)	4,340
Audit-related fees		—		—
Tax fees		—		—
All other fees		30		40

Total fees	(Won)	3,802	(Won)	4,380

Audit fees in the above table are the aggregate fees billed by Deloitte Anjin LLC in connection with the audits of:

•	our annual financial statements and the review of our interim financial statements; and

•	our special purpose entities in connection with the Korean Securities and Exchange Act.

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

Number	Description

1.1*	Amended and Restated Articles of Incorporation of Kookmin Bank (translation in English).

2.1**	Form of Share Certificate of Kookmin Bank’s common stock, par value (Won)5,000 per share (translation in English).

2.2***	Form of Second Amended and Restated Deposit Agreement to be entered into among Kookmin Bank, Citibank N.A., as depositary, and all holders and beneficial owners from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt.

4.1**	Investment Agreement, dated as of July 15, 1999, between H&CB, ING Insurance International B.V. and ING Verzekeringen N.V. (as amended).

4.2****	Waiver Agreement, dated as of October 31, 2001, among H&CB, ING Insurance International B.V., ING Life Insurance Company, Korea Ltd. and KB Asset Management Co., Ltd.

4.3**	Merger Agreement, dated as of April 23, 2001, by and between Kookmin Bank and H&CB.

4.4*****	Waiver Agreement, dated as of December 4, 2002, between Kookmin Bank and ING Bank N.V.

4.5******	Merger Agreement, dated as of May 30, 2003, between Kookmin Bank and Kookmin Credit Card.

4.6*******	Amended and Restated Strategic Alliance Agreement, dated as of August 27, 2003, between Kookmin Bank and ING Bank N.V.

8.1*********	List of subsidiaries of Kookmin Bank.

11.1********	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to the registrant’s filing on Form 20-F (No. 1-15258), filed on June 28, 2006.
**	Incorporated by reference to the registrant’s filing on Form F-4 (No. 333-13880), filed on September 10, 2001.
***	Incorporated by reference to Exhibit (a) of the registrant’s Registration Statement on Form F-6 (No. 333-138347), filed on November 1, 2006.
****	Incorporated by reference to the registrant’s filing on Form F-1 (No. 333-90074), filed on June 4, 2002.
*****	Incorporated by reference to the registrant’s filing on Form 20-F (No. 1-15258), filed on June 17, 2003.

******	Incorporated by reference to the registrant’s filing on Form F-4 (No. 333-106262), filed on June 19, 2003.
*******	Incorporated by reference to the registrant’s filing on Form 20-F (No. 1-15258), filed on June 28, 2004.
********	Incorporated by reference to the registrant’s filing on Form 20-F (No. 1-15258), filed on June 28, 2005.
*********	Incorporated by reference to Note 34 of the consolidated financial statements of the registrant included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOOKMIN BANK
(Registrant)

/s/ Chung Won Kang
(Signature)

Chung Won Kang President and Chief Executive Officer (Name and Title)

Date: June 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kookmin Bank:

We have audited management’s assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Kookmin Bank and its subsidiaries (collectively referred to as the “Bank”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Bank maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Bank and our report dated June 15, 2007 expressed an unqualified opinion on those consolidated financial statements, which included an explanatory paragraph for the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/s/ DELOITTE ANJIN LLC

Seoul, Korea

June 15, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kookmin Bank:

We have audited the accompanying consolidated balance sheets of Kookmin Bank and its subsidiaries (collectively referred to as the “Bank”) as of December 31, 2005 and 2006, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended (all expressed in Korean Won). These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Bank for the year ended December 31, 2004 were audited by other auditors whose report, dated June 23, 2005, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kookmin Bank and its subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Bank’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

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

June 15, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kookmin Bank

In our opinion, the accompanying consolidated statements of operations and comprehensive income, of changes in stockholders’ equity and of cash flows for the year ended December 31, 2004, present fairly, in all material respects, the results of operations and cash flows of Kookmin Bank and its subsidiaries (the “Bank”) for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

June 23, 2005

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31,

	2005	2006	2006
	Korean Won (in millions)		Translation into U.S. Dollars (Note 1) (in thousands)
ASSETS
Cash and cash equivalents	3,085,542	3,774,518	4,058,621
Restricted cash	2,258,642	3,277,144	3,523,810
Interest-bearing deposits in other banks	515,080	423,148	454,998
Call loans and securities purchased under resale agreements	1,716,080	1,737,881	1,868,689
Trading assets	4,754,416	3,744,406	4,026,243
Investments	25,371,762	25,347,999	27,255,913
Loans (net of allowance for loan losses of (Won)3,212,012 million in 2005 and (Won)2,468,378 million ($2,654,170 thousand) in 2006)	134,939,480	149,215,562	160,446,841
Due from customers on acceptances	626,874	620,007	666,675
Premises and equipment, net	1,516,387	1,611,979	1,733,311
Accrued interest and dividends receivable	1,059,403	802,107	862,481
Security deposits	1,184,586	1,190,412	1,280,012
Goodwill	394,457	394,457	424,148
Other intangible assets, net	217,272	185,292	199,239
Other assets	868,075	653,333	702,508

Total assets	178,508,056	192,978,245	207,503,489

LIABILITIES
Deposits:
Interest bearing	121,787,047	125,195,038	134,618,320
Non-interest bearing	3,911,526	4,344,967	4,672,008
Call money	1,253,511	167,776	180,405
Trading liabilities	1,078,435	1,223,182	1,315,249
Acceptances outstanding	626,874	620,007	666,675
Other borrowed funds	6,117,805	10,627,306	11,427,211
Accrued interest payable	3,306,443	3,698,397	3,976,771
Secured borrowings	8,117,934	7,462,648	8,024,352
Long-term debt	16,751,050	21,674,838	23,306,278
Other liabilities	4,150,742	3,174,398	3,413,331

Total liabilities	167,101,367	178,188,557	191,600,600

Commitments and contingencies (Notes 29, 30 and 31)

Minority interests	14,281	17,512	18,830

STOCKHOLDERS’ EQUITY
Common stock ((Won)5,000 par value, authorized 1 billion shares, 336,379,116 shares issued and 336,161,181 shares outstanding in 2005 and 336,379,116 shares issued and 336,327,773 shares outstanding in 2006)	1,681,896	1,681,896	1,808,490
Additional paid-in capital	5,416,396	5,403,650	5,810,376
Retained earnings	4,360,327	7,266,004	7,812,907
Accumulated other comprehensive income (loss), net of tax	(56,551)	424,487	456,438
(Less: Treasury stock, at cost, 217,935 shares in 2005 and 51,343 shares in 2006)	(9,660)	(3,861)	(4,152)

Total stockholders’ equity	11,392,408	14,772,176	15,884,059

Total liabilities, minority interests and stockholders’ equity	178,508,056	192,978,245	207,503,489

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income

For the years ended December 31,

	2004	2005	2006	2006
	Korean Won (in millions, except per share amounts)			Translation into U.S. Dollars (Note 1) (in thousands, except per share amounts)
Interest and dividend income
Deposits in other banks	21,336	26,738	28,100	30,215
Loans, including fees	10,825,980	9,464,551	9,940,988	10,689,235
Trading assets	155,751	128,566	158,722	170,669
Investment securities	1,003,496	960,358	1,216,951	1,308,549
Call loans and securities purchased under resale agreements	85,324	77,759	60,191	64,721

Total interest and dividend income	12,091,887	10,657,972	11,404,952	12,263,389

Interest expense
Deposits	3,834,009	3,181,124	3,408,499	3,665,053
Call money	41,552	40,060	118,969	127,924
Other borrowed funds	332,278	288,754	354,255	380,919
Secured borrowings	365,914	309,864	388,539	417,784
Long-term debt	942,042	936,729	1,072,108	1,152,804

Total interest expense	5,515,795	4,756,531	5,342,370	5,744,484

Net interest income	6,576,092	5,901,441	6,062,582	6,518,905
Provision for (reversal of) credit losses	3,861,434	613,105	(99,926)	(107,447)

Net interest income after provision for credit losses	2,714,658	5,288,336	6,162,508	6,626,352

Non-interest income
Trust fees, net	152,769	145,813	155,657	167,373
Other fees and commission income	1,769,120	1,875,791	2,134,630	2,295,301
Net trading revenue	408,816	292,290	263,118	282,923
Net gain on investments	99,039	97,863	85,070	91,473
Other non-interest income	369,657	432,253	241,135	259,285

Total non-interest income	2,799,401	2,844,010	2,879,610	3,096,355

Non-interest expense
Salaries and employee benefits	1,702,095	2,192,952	2,053,834	2,208,424
Depreciation and amortization	440,624	352,613	323,788	348,159
Other administrative expenses	646,241	628,132	770,548	828,547
Credit card fees	331,740	187,777	238,915	256,898
Other fees and commissions	537,305	524,656	653,851	703,065
Other non-interest expenses	373,951	427,594	481,280	517,504

Total non-interest expense	4,031,956	4,313,724	4,522,216	4,862,597

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income

For the years ended December 31,

	2004	2005	2006	2006
	Korean Won (in millions, except per share amounts)			Translation into U.S. Dollars (Note 1) (in thousands, except per share amounts)
Income before income tax expense and minority interests	1,482,103	3,818,622	4,519,902	4,860,110

Income tax expense	447,825	1,099,720	1,422,904	1,530,004
Minority interests	2,528	2,705	4,745	5,103

Income before cumulative effect of a change in an accounting principle	1,031,750	2,716,197	3,092,253	3,325,003

Cumulative effect of a change in an accounting principle (Note 28)	—	—	(1,687)	(1,814)

Net income	1,031,750	2,716,197	3,090,566	3,323,189

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(15,539)	(11,116)	(4,043)	(4,348)
Net unrealized gains (losses) on available-for-sale securities	64,279	(155,355)	485,081	521,593

Total other comprehensive income (loss), net of tax	48,740	(166,471)	481,038	517,245

Comprehensive income	1,080,490	2,549,726	3,571,604	3,840,434

Net income per common share
Basic:
Income before cumulative effect of a change in an accounting principle	3,367	8,415	9,194	9.89
Cumulative effect of a change in an accounting principle	—	—	(5)	(0.01)

Net income	3,367	8,415	9,189	9.88

Diluted:
Income before cumulative effect of a change in an accounting principle	3,365	8,411	9,193	9.88
Cumulative effect of a change in an accounting principle	—	—	(5)	(0.01)

Net income	3,365	8,411	9,188	9.87

Weighted average basic common shares outstanding (in thousands)	306,432	322,786	336,351	336,351

Weighted average diluted common shares outstanding (in thousands)	306,650	322,948	336,353	336,353

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31,

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss) Net of Tax	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount
	Korean Won (in millions, except share data)
Balance at January 1, 2004	306,362,493	1,681,896	5,393,351	759,735	61,180	(1,328,312)	6,567,850
Reissuance of treasury stock On exercise of stock options	135,414	—	(2,754)	—	—	5,992	3,238
Stock-based compensation	—	—	9,640	—	—	—	9,640
Other comprehensive income, net of tax a. Foreign currency translation	—	—	—	—	(15,539)	—	(15,539)
b. Unrealized holding gains on investment securities	—	—	—	—	64,279	—	64,279
Net income	—	—	—	1,031,750	—	—	1,031,750
Change of consolidation scope—adoption of FIN No. 46(R)	—	—	—	21,061	—	—	21,061

Balance at December 31, 2004	306,497,907	1,681,896	5,400,237	1,812,546	109,920	(1,322,320)	7,682,279
Reissuance of treasury stock a. On exercise of stock options	239,513	—	(3,303)	—	—	10,599	7,296
b. Under employee stock ownership plan	2,000,000	—	722	—	—	88,504	89,226
c. Sale to market	27,423,761		25,452	—	—	1,213,557	1,239,009
Stock-based compensation	—	—	(6,712)	—	—	—	(6,712)
Cash dividends declared ((Won)550 per share)	—	—	—	(168,574)	—	—	(168,574)
Other comprehensive income, net of tax a. Foreign currency translation	—	—	—	—	(11,116)	—	(11,116)
b. Unrealized holding losses on investment securities	—	—	—	—	(155,355)	—	(155,355)
Net income	—	—	—	2,716,197	—	—	2,716,197
Change of consolidation scope	—	—	—	158	—	—	158

Balance at December 31, 2005	336,161,181	1,681,896	5,416,396	4,360,327	(56,551)	(9,660)	11,392,408
Purchase of treasury stock	(368,798)	—	—	—	—	(28,555)	(28,555)
Reissuance of treasury stock a. On exercise of stock options	217,935	—	(367)	—	—	9,660	9,293
b. Sale to market	317,455	—	(275)	—	—	24,694	24,419
Stock-based compensation	—	—	(12,104)	—	—	—	(12,104)
Cash dividends declared ((Won)550 per share)	—	—	—	(184,889)	—	—	(184,889)
Other comprehensive income, net of tax a. Foreign currency translation	—	—	—	—	(4,043)	—	(4,043)
b. Unrealized holding gains on investment securities	—	—	—	—	485,081	—	485,081
Net income	—	—	—	3,090,566	—	—	3,090,566

Balance at December 31, 2006	336,327,773	1,681,896	5,403,650	7,266,004	424,487	(3,861)	14,772,176

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31,

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount
	Translation into U.S. Dollars (Note 1) (in thousands, except share data)
Balance at December 31, 2005	336,161,181	1,808,490	5,824,081	4,688,523	(60,807)	(10,388)	12,249,899
Purchase of treasury stock	(368,798)	—	—	—	—	(30,704)	(30,704)
Reissuance of treasury stock a. On exercise of stock options	217,935	—	(394)	—	—	10,387	9,993
b. Sale to market	317,455	—	(296)	—	—	26,553	26,257
Stock-based compensation	—	—	(13,015)	—	—	—	(13,015)
Cash dividends declared (US $ 0.59 per share)	—	—	—	(198,805)	—	—	(198,805)
Other comprehensive income, net of tax a. Foreign currency translation	—	—	—	—	(4,348)	—	(4,348)
b. Unrealized holding gains on investment securities	—	—	—	—	521,593	—	521,593
Net income	—	—	—	3,323,189	—	—	3,323,189

Balance at December 31, 2006	336,327,773	1,808,490	5,810,376	7,812,907	456,438	(4,152)	15,884,059

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31,

	2004	2005	2006	2006
	Korean Won (in millions)			Translation into U.S. Dollars (Note 1) (in thousands)
Cash flows from operating activities:
Net income	1,031,750	2,716,197	3,090,566	3,323,189
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (reversal of) credit losses	3,861,434	613,105	(99,926)	(107,447)
Depreciation and amortization	440,624	352,613	323,788	348,159
Accretion of discounts on finance debentures	60,515	59,118	172,279	185,246
Net loss (gain) on valuation of trading securities	(26,847)	12,918	(6,092)	(6,551)
Net gain on sales of trading securities	(84,278)	(37,101)	(9,165)	(9,856)
Net loss (gain) on valuation of derivatives	(91,460)	(123,950)	77,841	83,701
Net gain on transaction of derivatives	(113,332)	(80,032)	(309,179)	(332,450)
Net gain on sales of available-for-sale securities	(114,920)	(70,041)	(40,408)	(43,449)
Impairment losses on available-for-sale securities	75,390	22,188	48,020	51,634
Income on equity method investments	(44,286)	(38,036)	(60,543)	(65,100)
Net loss (gain) on redemption of held-to-maturities securities	313	3,036	(1,097)	(1,180)
Net gain on other investments	(15,677)	(15,010)	(31,042)	(33,378)
Net loss (gain) on sales of loans	2,476	(100,091)	(167)	(179)
Net gain on disposal of premises and equipment	(32,971)	(16,279)	(13,701)	(14,732)
Impairment loss on other assets	—	816	3,819	4,106
Gain on extinguishment of debts	(10,725)	—	—	—
Non-cash stock compensation expense	9,640	36,760	19,191	20,636
Employee stock ownership plan	—	89,500	—	—
Minority interests in net income of consolidated subsidiaries	2,528	2,705	4,745	5,103
Net change in:
Trading assets	(2,267,793)	1,461,938	1,254,353	1,348,767
Accrued interest and dividend receivable	124,130	(189,630)	257,213	276,573
Other assets	541,792	203,416	152,861	164,365
Trading liabilities	1,534,123	(1,169,565)	96,159	103,397
Accrued interest payable	(443,269)	(184,745)	392,027	421,534
Other liabilities	448,613	1,110,435	(1,245,527)	(1,339,276)

Net cash provided by operating activities	4,887,770	4,660,265	4,076,015	4,382,812

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31,

	2004	2005	2006	2006
	Korean Won (in millions)			Translation into U.S. Dollars (Note 1) (in thousands)

Cash flows from investing activities:
Net change in restricted cash	947,773	(436,530)	(1,018,502)	(1,095,163)
Net change in interest-bearing deposits in other banks	(34,406)	60,693	90,259	97,053
Net change in call loans and securities purchased under resale agreements	965,385	1,275,724	(21,588)	(23,213)
Proceeds from sales and maturities of available-for-sale securities	15,952,866	12,926,567	21,431,333	23,044,444
Purchases of available-for-sale securities	(16,373,896)	(10,998,289)	(20,272,330)	(21,798,204)
Proceeds from maturities, prepayments and calls of held-to-maturity securities	2,271,629	4,248,543	3,596,197	3,866,879
Purchases of held-to-maturity securities	(2,302,775)	(8,600,357)	(4,056,378)	(4,361,697)
Net change in venture capital securities	(12,602)	9,430	1,439	1,547
Net change in other investments	129,130	(38,575)	83,081	89,334
Proceeds from sales of subsidiaries	—	14,781	—	—
Net originations and repayments of loans	1,900,788	(1,513,359)	(14,094,982)	(15,155,895)
Proceeds from sales of loans	413,450	10,761	570	613
Proceeds from sales of premises and equipment	207,880	40,038	49,435	53,156
Payments for purchases of premises and equipment	(225,374)	(170,823)	(363,857)	(391,244)
Net change in security deposits	45,738	97,407	(5,832)	(6,271)
Cash received related to business combination	71,066	—	—	—

Net cash provided by (used in) investing activities	3,956,652	(3,073,989)	(14,581,155)	(15,678,661)

Cash flows from financing activities:
Net increase (decrease) in non-interest bearing deposits	(442,710)	894,995	433,103	465,702
Net increase (decrease) in interest-bearing deposits	(4,940,349)	(1,375,324)	3,410,865	3,667,596
Net increase (decrease) in call money	426,809	601,958	(1,084,989)	(1,166,655)
Net increase (decrease) in secured borrowings	(2,054,624)	1,996,829	(643,700)	(692,151)
Net increase (decrease) in other borrowed funds	(3,380,783)	(3,453,377)	4,520,435	4,860,683
Proceeds from issuance of long-term debt	13,126,378	1,386,766	9,828,095	10,567,844
Repayment of long-term debt	(11,894,798)	(2,451,921)	(5,071,604)	(5,453,338)
Cash dividends paid to minority stockholders by subsidiaries	(1,667)	(1,536)	(1,536)	(1,651)

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31,

	2004	2005	2006	2006
	Korean Won (in millions)			Translation into U.S. Dollars (Note 1) (in thousands)
Proceeds from exercise of stock options	3,701	8,492	10,615	11,414
Proceeds from reissuance of treasury stock	—	1,248,663	24,419	26,257
Purchases of treasury stock	—	—	(28,555)	(30,704)
Cash dividends paid on common stocks	—	(168,574)	(184,889)	(198,805)

Net cash provided by (used in) financing activities	(9,158,043)	(1,313,029)	11,212,259	12,056,192

Effect of exchange rate changes on cash	(39,013)	(5,227)	(18,143)	(19,509)
Net increase (decrease) in cash and cash equivalents	(352,634)	268,020	688,976	740,834
Cash and cash equivalents, beginning of year	3,170,156	2,817,522	3,085,542	3,317,787

Cash and cash equivalents, end of year	2,817,522	3,085,542	3,774,518	4,058,621

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	5,515,795	5,056,968	4,962,272	5,335,776
Cash paid during the year for income tax	26,496	145,485	1,476,113	1,587,218
Supplemental schedule of noncash investing and financing activities:
Acquisitions (Note 13):
Fair value of net assets (liabilities) acquired	(27,286)	—	—	—
Bonds and securities received in connection with loan restructuring	310,276	677	879	945
Increase (decrease) in cumulative translation adjustments, net of tax	(15,539)	(11,115)	(4,043)	(4,348)
Increase (decrease) in unrealized gains on available-for-sale securities, net of tax	64,279	(155,355)	485,081	521,593

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

Kookmin Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, Kookmin Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, Kookmin Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001.

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

Kookmin Bank and its subsidiaries (collectively referred to as the “Bank”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. It is engaged in the trust business under the Trust Business Act and in the credit card business under the Specialized Credit Financial Business Act and other related laws. As of December 31, 2006, it operated through 1,132 domestic branches and offices and 3 overseas branches.

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

Although economic conditions in Korea have improved and some of the trends and conditions noted above have improved to a certain extent, the Bank and its customers may continue to be affected for the foreseeable future by certain adverse economic conditions in Korea and the countries on which Korea heavily depends for its trade. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

operations of the Bank. If these conditions have an adverse effect on the Bank, adjustments to the carrying amount of its loans and investments would be required, and such adjustments could be material to the consolidated financial statements.

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

Basis of presentation and consolidation

The consolidated financial statements include the accounts of Kookmin Bank and its subsidiaries which are generally controlled through a majority voting interest. The Bank also includes in its consolidated financial statements the accounts of the variable interest entities (“VIEs”) for which the Bank has been determined to be the primary beneficiary pursuant to the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46(R)”).

The Bank accounts for investments in companies in which it owns a voting or economic interest of 20 to 50 percent and for which it has the ability to exercise significant influence over operating and financing decisions using the equity method of accounting. These investments are reported in “Other securities” under “Investments” and the Bank’s proportionate share of income or loss of the equity method investees and gains and losses realized on disposition of investments are reported in “Net gain on investments.”

The Bank evaluates variable interests in entities for which voting interests are not an effective means of identifying controlling financial interests. Variable interests are those in which the value of the interest changes with the fair value of the net assets of the entity exclusive of variable interests. If the results of the evaluation indicate the existence of a primary beneficiary that primary beneficiary is required to consolidate the entity. Likewise, if the evaluation indicates that the requirements for consolidation are not met and the entity has previously been consolidated, then the entity would be deconsolidated. The Bank has significant variable interest entities which are not consolidated because the Bank is not the primary beneficiary. These include Special Purpose Entities (“SPEs”) where the Bank provides administration services and liquidity (See Note 9).

Assets held in agency, fiduciary or trust management capacities are not included in the consolidated financial statements.

The consolidated financial statements are presented in accordance with US GAAP. All material inter-company transactions and balances have been eliminated in consolidation.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the exchange rate prevailing on the balance sheet date, with resulting gains and losses included in the consolidated statements of operations. Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction and the relating gains and losses from the settlement of foreign currency transactions are recognized in the consolidated statements of operations.

For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the Korean Won. Assets and liabilities of foreign branches and subsidiaries are recorded and reported in the accompanying consolidated balance sheets using the period-end exchange rates, and income and expense items are translated using average exchange rates for the relevant periods. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive income (loss) on an after tax basis. Gains and losses arising from the translation of available-for-sale securities denominated in foreign currencies are also recorded as a component of accumulated other comprehensive income (loss), net of tax.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

All derivatives, whether designated for hedging relationships or not, are recorded on the consolidated balance sheet at fair value. If the derivative is designated as a fair value hedge of fixed rate assets, liabilities or firm commitments, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in current earnings. Hedge ineffectiveness is reflected in the current earnings as well. Fair value hedges are used to limit the Bank’s exposure to total changes in the fair value of its fixed rate interest-earning assets or interest-bearing liabilities that are due to interest rate or foreign exchange volatility. Fair value hedges of the Bank mainly include hedges of fixed rate debentures.

If the derivative is designated as a cash flow hedge of floating rate assets, liabilities or forecasted transactions, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the consolidated income statements when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in current earnings. Cash flow hedges are used to minimize the variability in cash flows of interest-earning assets or interest-bearing liabilities or forecasted transactions caused by interest rate or foreign exchange fluctuations.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

If hedge relationships are terminated, hedge designations are removed or forecasted transactions are no longer expected to occur, hedge accounting treatment is not applied prospectively and the related hedging derivatives would be transferred to trading assets and liabilities. In such cases, the changes in the fair value or cash flows of the hedged item that are attributable to the risk being hedged will not be offset and the fair value changes in the hedging derivatives are recognized immediately in current earnings.

The majority of the Bank’s derivatives qualify as hedges pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of SFAS No. 133”, and by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (collectively referred to as the “SFAS No. 133”), under the short-cut method of hedge accounting. The short-cut method assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in fair value or cash flow that are attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Under the short-cut method, among other requirements, the critical terms of the derivative instrument and the hedged item should be initially the same and subsequently stay the same throughout the hedge’s life to support the ongoing application of hedge accounting. Non-trading derivatives that do not qualify for hedge accounting include interest rate swaps that are entered in order to hedge interest rate risks.

Investments in equity securities and debt securities

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

Debt securities are recorded on a trade-date basis. Debt securities for which the Bank has the positive ability and intent to hold until maturity are classified as securities held- to-maturity and recorded at amortized cost and adjusted for accretion or amortization of discounts and premiums, respectively. Debt securities that the Bank purchases for short-term appreciation or other trading purposes are carried at fair value and classified as short-term investments which are included in “Trading assets.” Debt securities not classified as held-to-maturity or trading are designated as available-for-sale and carried at market value with unrealized gains and losses, net of income tax, reflected in accumulated other comprehensive income(loss). Interest earned on debt securities, including amortization of premiums and accretion of discounts based on the effective interest rate method, is included in “Interest income” and realized gains and losses from the sale of debt securities, which are included in “Net gain on investments,” are determined on a specific security basis.

Management evaluates investments in a loss position for other-than temporary impairment. Declines in fair value of individual available-for-sale securities and held-to-maturity securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors considered in determining whether such declines in value are other than temporary include the length of time and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer, the status of the security, the Bank’s intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the state of the Korean economy for domestic securities. Unrealized losses for other than temporary impairment on debt and equity securities are recognized in current period earnings under “Net gain on investments” .

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Venture capital securities

KB Investment Co., Ltd., one of the Bank’s subsidiaries, engages exclusively in venture capital activities. Venture capital investments are not within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”) and are subject to specialized industry accounting principles for investment companies. Venture capital investments are recorded as “Venture capital securities” under “Investments” and are carried at fair value with net changes in fair value recognized in “Net gain on investments.” The fair values of publicly-traded securities held by this subsidiary are generally based on quoted market prices. Securities that are held by this subsidiary that are not publicly traded are initially recorded at cost, which is deemed to approximate the fair value as of the acquisition date. Subsequent to that date, management estimates the fair value based on investee transactions with unaffiliated parties, management’s review of the investee’s financial results and condition or the latest obtainable net asset value of the investees.

Non-marketable or restricted equity securities

Certain equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year are recorded using the cost method. The cost method is used for those investments in which the Bank does not have significant influence over the investees, and under this method, there is no change to the cost basis unless there is other than temporary decline in value. If the decline is determined to be other than temporary, the Bank writes down the cost basis of the investment to a new cost basis that represents realizable value. Those equity securities are recorded as “Other securities” under “Investments” and the amount of write-down is included in earnings under “Net gain on investments” and dividend income earned on these securities is recorded in “Interest and dividend income.”

Loans

Loans are carried at their outstanding principal balances, net of any unearned income and unamortized deferred nonrefundable loan origination fees and costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to the yield. Interest income on loans that are not placed on non-accrual status is accrued at the effective rate and credited to income as it is earned.

Loans are generally placed on non-accrual status when principal or interest payments become contractually one day past due or are classified as impaired loans, except where the loans are fully collateralized by customer deposits or guaranteed by sovereign or certain selected financial institutions. When a loan is placed on non-accrual status, interest accrued previously but unpaid is generally reversed against current year interest income. Cash receipts on non-accrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, payments are applied first to the delinquent interest, normal interest, and then to the loan balance until paid in full. A non-accrual loan is normally restored to accrual status when all the principal and interest amounts contractually due are brought current and it is believed that the financial condition of the borrower has improved to the extent that the collection of future principal and interest on a timely basis is reasonably assured.

Securities received by the Bank under a debt restructuring or settlement are recorded at the fair value of the security at the date of restructuring or settlement. Any difference between the fair value of the security and the net carrying amount of the loan is recorded as a direct charge-off or recovery on the loan, as appropriate, on the loan through the allowance for loan losses.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Loans held-for-sale

Loans held-for-sale are loans that the Bank has the intent to sell in the foreseeable future. The Bank’s loans held-for-sale include residential mortgage loans and are carried at the lower of aggregate cost or market value as determined on an aggregate basis. Loans held-for-sale are included in “Other assets” and gains and losses on the sales of loans are determined using the specific-identification method and included in “Other non-interest income (expense)”.

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

The Bank performs periodic and systematic detailed reviews of its lending portfolio to identify credit risks and to assess the overall collectibility of those portfolios. The allowance for homogeneous pools of commercial and consumer loans, and other loans, which are not specifically identified as impaired, is established through a process that begins with estimates of probable losses inherent in the portfolio. These

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

estimates are based upon various analyses, including the Bank’s historical delinquency and loan loss experience, and adjusted for qualitative factors, such as the current economic conditions in which the Bank operates as well as current lending policies and procedures.

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

Secured borrowings

Transfers of loans and securities related to certain securitizations, in which control over the loans and securities has not been surrendered, are accounted for as collateralized borrowings. The liability for funds received under the related loan and securities sale agreements is included in “Secured borrowings”. Also, the amounts borrowed based on collateral and the amounts borrowed under repurchase agreements in which control over the related securities has not been surrendered by the transferor are included in “Secured borrowings”.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Goodwill and other intangible assets

Under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which sets forth the accounting for goodwill and intangible assets subsequent to their acquisition, goodwill is no longer amortized. SFAS No. 142 requires that goodwill be allocated to the reporting unit level, which the Bank defines as an operating segment or one level below. SFAS No. 142 also requires that goodwill and other intangible assets be tested for impairment at the reporting unit level at least annually or more frequently, if events or circumstances indicate a potential impairment.

The goodwill impairment test under SFAS No. 142 is performed in two phases. The first step of the impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired, and an additional procedure must be performed. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to the implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value.

The Bank has finite-lived intangible assets including core deposit intangibles, credit card relationship intangibles and capitalized software. Core deposit intangibles reflect the estimated fair value of the acquired demand deposits and savings deposits, which the Bank can expect to maintain for an extended period of time because of generally stable customer relationships. Credit card relationship intangibles reflect the estimated fair value of the credit card relationships acquired from which the Bank expects to derive future benefits over the estimated lives of such relationships. Both the core deposit intangibles and the credit card relationship intangibles are amortized on an accelerated basis over their useful lives in proportion to the estimated run-off of depositors and credit card customers, respectively. The estimated useful lives of the core deposit intangible and the credit card relationship intangibles range from six to ten years. Capitalized software is amortized over its estimated useful life ranging from four to five years. The Bank had no indefinite-lived intangible assets as of December 31, 2005 and 2006.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Impairment of long-lived assets and other intangible assets

The Bank reviews its long-lived assets, including identifiable intangibles with definite lives in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Such circumstances include significant or sustained declines in revenues or earnings and material adverse changes in the economic climate. The carrying amount of an intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of such asset. For assets which the Bank intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. For assets which the Bank intends to sell, a loss is recognized for the amount that the estimated fair value, less cost to sell, is less than the carrying value of the assets.

Fair value of financial instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information for financial instruments, whether or not recognized in the consolidated balance sheets, where it is practicable to estimate such value.

Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Bank could have realized in a sales transaction at December 31, 2005 and 2006. The estimated fair value amounts for 2005 and 2006 have been measured as of year-end, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than the amounts reported at year-end. The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts are detailed in Note 29.

Stock-based compensation

On January 1, 2006, the Bank adopted SFAS No. 123(R) (revised 2004), “Share-Based Payment,” under the modified-prospective application. SFAS No. 123(R) requires companies to measure compensation expense for stock options and other share-based payments based on the instruments’ grant date fair value, and to record expense based on that fair value. In connection with the adoption of SFAS No. 123(R), the Bank recorded (Won)1,687 million as a cumulative effect of an accounting change in the consolidated income statements.

The Bank has various stock-based employee compensation plans, which are described in detail in Note 28. Prior to January 1, 2003, the Bank accounted for its various stock-based employee compensation plans using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations (“APB No. 25”). The compensation expense was calculated by multiplying the number of shares underlying the option by the difference between the market value of the underlying shares on the measurement date and the exercise price. The compensation expense was recognized over the service (vesting) period.

Effective January 1, 2003, the Bank adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and selected the modified prospective

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

method of adoption under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation -Transition and Disclosure.” Under SFAS No. 123, the compensation expense is determined using option pricing models intended to estimate the fair value of the stock options at the grant date. The compensation expense is recognized over the service (vesting) period with a corresponding credit to additional paid-in capital.

Prior to August 23, 2005, the Bank intended to settle options exercised by issuing treasury shares. Effective August 23, 2005, the Bank changed the settlement method from issuing treasury shares to cash settlement for options exercised. As a result of this change of settlement method, SFAS No. 123 requires the modification to be accounted for as if the original award was cancelled and a new award with different terms was issued. Accordingly, the fair value of the new award at the date of modification is required to be compared to the fair value of the original award before the modification. As a result of the modification, the Bank reclassified previously recorded additional paid-in capital into liabilities to reflect the change in intrinsic value of the options, and (Won)36,760 million of compensation expense was recorded in 2005.

Trust fees and compensation to the trust accounts

The Bank manages funds on behalf of its customers through the operation of various trust accounts. The Bank earns fees for managing those funds, which are recognized when earned. In certain cases, the Bank guarantees (a) principal and a fixed return on principal or (b) principal only to the investors in those trust accounts. At each balance sheet date, the Bank accrues the liability that exists on account of such guarantees where the Bank does not consolidate the trust accounts.

Other fees and commission income

Other fees and commissions primarily consist of credit card fees, fees on guarantees and import/export letters of credit, and commissions received on remittance, lottery sales, cash dispenser service, cash management services and others. Such fees are recognized when earned.

Income tax

The Bank accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating loss, and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Deferred tax assets, including the tax effect of carryforward tax losses, are recognized to the extent it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. To the extent the deferred tax assets are not realizable, a valuation allowance is recognized.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding in each period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding during each period and dilutive common equivalent shares representing the weighted average dilutive effect of the Bank’s stock options outstanding during each period. Dilutive potential common shares are calculated using the “treasury stock” method.

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

United States dollar amounts

The Bank operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)930.00 to US$1.00, the US Federal Reserve Bank of New York noon buying exchange rate in effect at December 31, 2006. Such convenience translation into US dollars should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

2.	Recently Issued Accounting Pronouncements

SFAS No. 155, “Accounting for Certain Hybrid Instruments”

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments”, which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS No. 133. SFAS No. 155 also subjects beneficiary interests issued by securitization vehicles to the requirements of SFAS No. 133. SFAS No. 155 is effective as of January 1, 2007, with earlier adoption permitted. The Bank is currently evaluating the effect of the SFAS No. 155, but does not expect that it will have a significant impact on the Bank’s consolidated results of operations or financial condition.

SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”

On March, 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” which amends FASB No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations, a) a transfer of the servicer’s financial assets that meets the requirements for sale

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

accounting, b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115 and c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. SFAS No. 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either the amortization method or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. The Statement is effective as of the beginning of the Bank's first fiscal year that begins after September 15, 2006. The requirements for recognition and initial measurement of servicing assets and servicing liabilities should be applied prospectively to all transactions after adoption. The Bank is currently evaluating the effect of the SFAS No.156, but does not expect that it will have a significant impact on the Bank’s consolidated results of operations and condition.

FSP FIN 46(R)-6, “Determining the Variability in a Potential VIE”

The FASB issued FASB Staff Position (“FSP”) FIN 46(R)-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”(FSP FIN 46(R)-6), in April 2006. FSP FIN 46(R)-6 addresses the application of FIN 46(R) in determining whether certain contracts or arrangements with a variable interest entity (“VIE”) are variable interests by requiring companies to base such evaluations on an analysis of the VIE’s purpose and design, rather than its legal form or accounting classification. FSP FIN 46(R)-6 is required to be applied for all reporting period beginning after June 15, 2006. The Bank is currently evaluating the effect of FSP FIN 46(R)-6, but does not expect that it will have a significant impact on the Bank’s consolidated financial condition and results of operations.

FSP FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leverage Lease Transaction”

On July 13, 2006, the FASB issued FASB Staff Position No. FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction” (“FSP 13-2”),” revising the accounting guidance under SFAS No. 13, “Accounting for Leases,” for leveraged leases. The principal provision of FSP 13-2 is the requirement that a lessor recalculate the recognition of lease income when there is a change in the estimated timing of the cash flows relating to income taxes generated by such leveraged lease. FSP 13-2 is effective as of January 1, 2007 and requires that the cumulative effect of adoption be reflected as an adjustment to the beginning balance of retained earnings with a corresponding offset decreasing the net investment in leveraged leases. The Bank is currently evaluating the effect of FSP 13-2, but does not expect that it will have a significant impact on the Bank’s consolidated financial condition and results of operations.

FIN No.48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109”

In July 2006, the FASB issued FIN No.48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109 (“FIN No. 48”) which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return and applies to all tax positions that are within the scope of SFAS No. 109. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 also requires

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

enterprises to make explicit disclosures at the end of each reporting period about uncertainties in their income tax positions, including a detailed rollforward of tax benefits taken that do not qualify for financial statement recognition. FIN No. 48 is effective for the Bank's 2007 fiscal year beginning January 1, 2007. The Bank is currently evaluating the impact of FIN No. 48 on the Bank’s financial condition and results of operations. The effect of the adoption of FIN No. 48, if material, will be a transition adjustment to beginning retained earnings in the year of adoption.

SFAS No. 157, “Fair Value Measurements”

On September 15, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS No. 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and earlier application is encouraged. The Bank is currently evaluating the impact and timing of adoption of SFAS No. 157 on the Bank’s financial condition and results of operations.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”

On September 29, 2006, the FASB issued SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS No. 158), which requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to accumulated other comprehensive income. SFAS No. 158 further requires the determination of the fair values of a plan’s assets at a company’s year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of accumulated other comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 did not have a significant impact on the Bank’s results of operations and financial condition.

Staff Accounting Bulletin (SAB) No.108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”

On September 13, 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (SAB) No.108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. SAB 108 states that in evaluating the materiality of financial statement misstatements, a company must quantify the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The application of SAB 108 did not have a significant impact on the Bank’s financial condition and results of operations.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

The FASB has issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing companies to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, companies that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 158 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the company’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007, with earlier adoption permitted. The Bank is currently evaluating the impact and timing of the adoption of SFAS No. 159 on the Bank’s consolidated financial condition and operating results.

3.	Transactions with Korea Asset Management Corporation

Prior to 1999, the Bank sold certain non-performing loans to the Korea Asset Management Corporation (“KAMCO”). KAMCO was established to purchase, manage and dispose of non-performing assets in the Korean financial market for the purpose of restoring soundness to the Korean financial market. The sales agreements contain a recourse obligation under which KAMCO can obligate the Bank to repurchase the related loans at the original sales price. The recourse obligation has no expiration date. Loans for which the Bank has a recourse obligation amounted to (Won)4,283 million and (Won)4,253 million as of December 31, 2005 and 2006, respectively. As of December 31, 2005 and 2006, the Bank recorded a liability of (Won)276 million and (Won)49 million, respectively, which is reported in other liabilities, and represents its estimated obligation to repurchase the loans under the recourse obligation.

4.	Restricted Cash

The following table presents restricted cash as of December 31:

(in millions of Won)	2005	2006
Reserve deposits with the Bank of Korea	2,235,841	3,270,250
Other	22,801	6,894

Total restricted cash	2,258,642	3,277,144

Reserve deposits with the Bank of Korea (“BOK”) represent amounts required under the General Banking Act for payment of deposits.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

5.	Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

(in millions of Won)	2005	2006
Call loans(1)	1,712,980	1,236,881
Securities purchased under resale or similar arrangements(2)	3,100	501,000

Total	1,716,080	1,737,881

(1)	Call loans are short-term lending among banks and financial institutions, with maturities of 90 days or less for call loans in won currency and 30 days or less for call loans in foreign currencies. Typically, call loans have maturities of one day.
(2)	The Bank enters into short-term purchases of securities under agreements to resell substantially identical securities and classified these agreements as secured lending transactions.

6.	Trading Assets and Liabilities

The trading assets and liabilities, at fair value, consisted of the following as of December 31:

(in millions of Won)	2005	2006
Trading assets:
Debt securities:
Korean treasury and government agencies	1,756,183	477,929
Financial institutions	1,594,839	1,951,106
Equity securities	201,011	145,321

Total debt and equity securities	3,552,033	2,574,356

Foreign exchange spot contracts	439	443
Derivative instruments:
Foreign exchange derivatives	905,925	967,796
Interest rate derivatives	234,127	175,969
Equity derivatives	61,579	25,842
Credit derivatives	218	—
Other	95	—

Total derivative instruments and foreign exchange spot contracts	1,202,383	1,170,050

Total trading assets	4,754,416	3,744,406

Trading liabilities:
Foreign exchange spot contracts	150	266
Derivative instruments:
Foreign exchange derivatives	820,562	957,986
Interest rate derivatives	196,012	218,518
Equity derivatives	61,616	46,412
Other	95	—

Total trading liabilities	1,078,435	1,223,182

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7.	Net Trading Revenue

The following table presents net trading revenue for the years ended December 31:

(in millions of Won)	2004	2005	2006
Debt securities	75,783	(34,634)	25,049
Equity securities	35,343	58,817	(9,792)
Foreign exchange spot contracts	92,899	64,125	16,523
Derivative instruments	204,791	203,982	231,338

Total net trading revenue	408,816	292,290	263,118

For the years ended December 31, 2004, 2005 and 2006, net unrealized holding gains on trading securities of (Won)26,847 million, net unrealized holding losses of (Won)12,918 million and net unrealized holding gains of (Won)6,092 million, respectively, were included in net trading revenue.

8.	Investments

Investments as of December 31, 2005 and 2006 consisted of the following:

(in millions of Won)	2005	2006
Available-for-sale securities	14,154,996	13,648,442
Held-to-maturity securities	10,497,936	10,962,767
Venture capital securities(1)	78,828	79,220
Other securities(2)	640,002	657,570

Total investments	25,371,762	25,347,999

(1)	Securities held by KB Investment Co., Ltd, a subsidiary engaged in venture capital activities.
(2)	Other securities are comprised of equity securities without readily determinable fair values or with sales restrictions exceeding one year, and investments accounted for under the equity method.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2005, the amortized cost and fair value of the Bank’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

(in millions of Won)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:
Debt securities:
Korean treasury and government agencies	3,425,594	2,960	(34,708)	3,393,846
Corporate	569,207	9,318	(8,332)	570,193
Financial institutions	9,968,929	2,658	(40,937)	9,930,650
Foreign governments	17,121	1,500	—	18,621
Asset-backed securities	114,021	—	(1,653)	112,368
Other debt securities	1,090	—	—	1,090

Sub-total	14,095,962	16,436	(85,630)	14,026,768
Marketable equity securities	93,545	39,273	(4,590)	128,228

Total available-for-sale securities	14,189,507	55,709	(90,220)	14,154,996

Held-to-maturity securities:
Debt securities:
Korean treasury and government agencies	6,208,841	36,971	(168,251)	6,077,561
Corporate	124,917	—	(4,906)	120,011
Financial institutions	3,869,621	152	(41,393)	3,828,380
Asset-backed securities	294,557	88	(4,330)	290,315

Total held-to-maturity securities	10,497,936	37,211	(218,880)	10,316,267

As of December 31, 2006, the amortized cost and fair value of the Bank’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

(in millions of Won)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:
Debt securities:
Korean treasury and government agencies	3,716,833	526	(9,442)	3,707,917
Corporate	573,422	19,946	(4,433)	588,935
Financial institutions	8,197,862	1,287	(15,396)	8,183,753
Foreign governments	8,996	130	—	9,126
Asset-backed securities	152,461	—	(515)	151,946

Sub-total	12,649,574	21,889	(29,786)	12,641,677
Marketable equity securities	377,885	674,634	(45,754)	1,006,765

Total available-for-sale securities	13,027,459	696,523	(75,540)	13,648,442

Held-to-maturity securities:
Debt securities:
Korean treasury and government agencies	8,316,408	46,654	(92,059)	8,271,002
Corporate	214,534	43	(2,498)	212,079
Financial institutions	2,226,856	551	(13,125)	2,214,282
Asset-backed securities	204,969	37	(1,999)	203,008

Total held-to-maturity securities	10,962,767	47,285	(109,681)	10,900,371

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The BOK and the Korea Development Bank (“KDB”) are both financial institutions owned and controlled by the Korean government. The fair value of available-for-sale debt securities from financial institutions included (Won)7,773,276 million and (Won)5,739,156 million as of December 31, 2005 and 2006, respectively, which were issued by BOK and KDB. The amortized cost of held-to-maturity debt securities from financial institutions included (Won)3,466,238 million and (Won)2,041,842 million as of December 31, 2005 and 2006, respectively, which were issued by BOK and KDB.

For the years ended December 31, 2004, 2005 and 2006, the Bank recognized impairment losses on available-for-sale securities of (Won)75,390 million, (Won)22,188 million and (Won)48,020 million, respectively, where decreases in fair value were deemed to be other-than-temporary. No impairment losses on held-to-maturity securities were recognized for the years ended December 31, 2004, 2005 and 2006. Any deterioration in the Korean economy or in the specific circumstances of the counterparty to the security, could adversely affect the fair value of the securities held by the Bank.

The following table summarizes the gross unrealized losses and fair value of investment securities aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005:

	December 31, 2005
	Less than 12 months		12 months or longer		Total
(in millions of Won)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Debt securities:
Korean treasury and government agencies	2,775,294	(34,708)	—	—	2,775,294	(34,708)
Corporate	266,554	(8,332)	—	—	266,554	(8,332)
Financial institutions	8,203,165	(40,937)	—	—	8,203,165	(40,937)
Asset-backed securities	112,368	(1,653)	—	—	112,368	(1,653)
Marketable equity securities	10,413	(4,590)	—	—	10,413	(4,590)

Total available-for-sale securities	11,367,794	(90,220)	—	—	11,367,794	(90,220)

Held-to-maturity securities
Debt securities:
Korean treasury and government agencies	4,027,071	(168,251)	—	—	4,027,071	(168,251)
Corporate	114,946	(4,906)	—	—	114,946	(4,906)
Financial institutions	3,368,240	(41,393)	—	—	3,368,240	(41,393)
Asset-backed securities	180,604	(4,330)	—	—	180,604	(4,330)

Total held-to-maturity securities	7,690,861	(218,880)	—	—	7,690,861	(218,880)

Total temporary impaired securities	19,058,655	(309,100)	—	—	19,058,655	(309,100)

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the gross unrealized losses and fair value of investment securities aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2006:

	December 31, 2006
	Less than 12 months		12 months or longer		Total
(in millions of Won)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Debt securities:
Korean treasury and government agencies	2,002,826	(9,442)	—	—	2,002,826	(9,442)
Corporate	162,930	(4,433)	—	—	162,930	(4,433)
Financial institutions	5,046,055	(15,396)	—	—	5,046,055	(15,396)
Asset-backed securities	18,600	(515)	—	—	18,600	(515)
Marketable equity securities	122,422	(45,754)	—	—	122,422	(45,754)

Total available-for-sale securities	7,352,833	(75,540)	—	—	7,352,833	(75,540)

Held-to-maturity securities
Debt securities:
Korean treasury and government agencies	1,095,464	(8,316)	3,783,982	(83,743)	4,879,446	(92,059)
Corporate	59,594	(405)	117,793	(2,093)	177,387	(2,498)
Financial institutions	83,350	(440)	2,045,384	(12,685)	2,128,734	(13,125)
Asset-backed securities	—	—	162,970	(1,999)	162,970	(1,999)

Total held-to-maturity securities	1,238,408	(9,161)	6,110,129	(100,520)	7,348,537	(109,681)

Total temporary impaired securities	8,591,241	(84,701)	6,110,129	(100,520)	14,701,370	(185,221)

As of December 31, 2005 and 2006, the cost of debt and equity securities exceeded their fair value by (Won)309,100 million and (Won)185,221 million, respectively. The unrealized losses on these securities are not considered to be other-than temporary because the unrealized losses resulted mainly from changes in the current market conditions and do not affect the expected cash flows of the underlying collateral or issuer. The Bank has the ability and intent to hold these securities for a period of time sufficient to recover from the unrealized losses. Accordingly, the Bank’s management has determined that the decline in fair value of the above investment securities is considered temporary in nature.

For the years ended December 31, 2004, 2005 and 2006, the Bank recognized net gains on venture capital securities and other investments of (Won)15,677 million, (Won)15,010 million and (Won)31,042 million , respectively.

For the years ended December 31, 2004, 2005 and 2006, proceeds from sales of available-for-sale securities amounted to (Won)15,952,866 million, (Won)12,926,567 million and (Won)21,431,333 million, respectively. Gross realized gains amounted to (Won)173,180 million, (Won)154,671 million and (Won)79,599 million, and gross realized losses amounted to (Won)58,400 million, (Won)84,630 million and (Won)39,191 million for the years ended December 31, 2004, 2005 and 2006, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The expected maturity distribution of the amortized cost and estimated fair value of the Bank’s available-for-sale and held-to-maturity debt securities at December 31, 2006 by contractual maturity are shown in the table below. The actual maturities may differ from the expected maturities or contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale debt securities		Held-to-maturity debt securities
(in millions of Won)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	4,758,441	4,759,866	3,228,449	3,224,313
Due after one year through five years	7,696,878	7,672,112	5,281,594	5,233,671
Due after five years through ten years	120,141	119,343	2,450,602	2,440,235
Due after ten years	23,902	23,775	—	—
Securities not due at a single maturity date	50,212	66,581	2,122	2,152

Total	12,649,574	12,641,677	10,962,767	10,900,371

9.	Variable Interest Entities

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

In accordance with FIN No. 46(R), the Bank has consolidated all VIEs for which the Bank was determined to be the primary beneficiary. The following table represents the carrying amount of assets held by VIEs as of December 31, 2005 and 2006, which have been consolidated by the Bank.

(in millions of Won)	2005	2006
Investments	2,915,603	1,301,499
Loans (net of allowance for loan losses of (Won)1,018,506 million and (Won)888,658 million as of December 31, 2005 and 2006, respectively)	2,276,978	988,914
Other assets	1,258,561	799,524

Total	6,451,142	3,089,937

The total assets consolidated by the Bank at December 31, 2005 and 2006 included (Won)4,367,377 million and (Won)2,319,051 million, respectively, of structured transactions where the Bank packaged and securitized assets, (Won)2,028,427 million and (Won)711,606 million, respectively, related to investment trusts that hold investments on behalf of the Bank, and (Won)55,338 million and (Won)59,280 million, respectively, related to Guaranteed Fixed Rate Money Trusts constructed by the Bank.

In addition, the Bank has consolidated its Guaranteed Fixed Rate Money Trusts because the Bank was deemed to be the primary beneficiary. The Bank would absorb the majority of the expected losses of these trusts by providing a guarantee of the principal and a fixed rate of return on the principal amount invested. The Bank did not consolidate its Guaranteed Principal Money Trusts or performance based trusts because the Bank is not the primary beneficiary.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In addition to the VIEs that are consolidated in accordance with FIN No. 46(R), the Bank has significant variable interests in certain other VIEs that are not consolidated because the Bank is not the primary beneficiary. These VIEs are structured by other third parties and the Bank does not absorb the majority of the entities’ losses nor does it receive a majority of the entities’ expected residual returns. These VIEs facilitate client transactions, and the Bank provides the VIEs with administration services and liquidity. The transactions with the VIEs are conducted at arm’s length, and individual credit decisions are based on the analysis of the specific VIEs, taking into consideration the quality of the underlying assets. The Bank records and reports these transactions with the VIEs similar to any other third party transactions. All liquidity facilities provided to these VIEs are included in the Bank’s credit-related commitments described in more detail in Note 31.

The following table presents, by type of VIE, the total assets and maximum exposure to loss as a result of the involvement in significant VIEs, which have not been consolidated at December 31, 2005 and 2006.

	2005		2006
(in millions of Won)	Total assets	Maximum exposure(1)	Total assets	Maximum exposure(1)
Asset-backed securitization of non-performing loans	1,896,570	12,280	1,093,913	2,788
VIEs created for structured financing	22,544,030	3,629,029	29,717,122	3,762,418
Liquidity provided to VIEs	5,407,914	3,822,600	3,116,390	2,249,377
Investment trusts	3,347,221	3,199,659	3,825,096	93,147
Others	5,067,635	82,401	9,593,057	224,098

Total	38,263,370	10,745,969	47,345,578	6,331,828

(1)	Represents the carrying amount of equity interests and debt interests held by the Bank or guarantees provided by the Bank as of December 31, 2005 and 2006.

10.	Loans

The composition of the loan portfolio as of December 31, 2005 and 2006 was as follows:

(in millions of Won)	2005	2006
Domestic
Commercial:
Commercial and industrial(1)	39,635,687	48,182,828
Construction	5,025,637	6,504,446
Other commercial(2)	1,495,747	1,408,645
Consumer:
Mortgage and home equity	59,143,293	63,982,344
Credit cards	8,369,211	8,954,910
Other consumer(3)	23,113,973	21,588,997
Foreign	1,228,988	780,866

Gross loans(4)(5)(6)	138,012,536	151,403,036
Deferred origination costs, net	138,956	280,904
Less: Allowance for loan losses	(3,212,012)	(2,468,378)

Total loans, net	134,939,480	149,215,562

(1)	Commercial and industrial loans include (Won)222,126 million and (Won)400,011 million of loans to the Korean government and government related agencies as of December 31, 2005 and 2006, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Other commercial loans include bills bought in foreign currency and overdrafts.
(3)	Other consumer loans include personal overdrafts and loans with principal due at maturity.
(4)	Total loans on non-accrual status amounted to (Won)8,088,975 million and (Won)6,290,699 million as of December 31, 2005 and 2006, respectively.
(5)	The total investment in loans past due one day or more still accruing interest amounted to (Won)1,309,314 million and (Won)748,498 million as of December 31, 2005 and 2006, respectively.
(6)	Total pledged loans amounted to (Won)1,665,538 million and (Won)658,855 million as of December 31, 2005 and 2006, respectively (See Note 31).

For the years ended December 31, 2004, 2005 and 2006, the Bank received equity securities having a fair market value of (Won)174,168 million, (Won)52,665 million and (Won)879 million, respectively, through the restructuring of 16, 16 and 14 loans, respectively, having an aggregate book value of (Won)502,341 million, (Won)134,394 million and (Won)4,083 million, respectively. The Bank recognized aggregate charge-offs of (Won)328,173 million, (Won)81,952 million and (Won)3,217 million in 2004, 2005 and 2006, respectively, related to these transactions.

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

The Bank sold mortgage loans with an aggregate principal balance of (Won)336,098 million and (Won)125,476 million to KHFC and recognized (Won)2,738 million and (Won)3,515 million of servicing fee income for the years ended December 31, 2005 and 2006, respectively. In relation to these transactions, the Bank recorded loans held for sale as of December 31, 2005 and 2006 amounting to (Won)19,113 million and (Won)30,042 million, respectively, which are include “Other Assets”(See Note 12).

The following table sets forth information on the Bank’s impaired loans as of December 31, 2004, 2005 and 2006. Impaired loans are those on which the Bank believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan.

(in millions of Won)	2004	2005	2006
Impaired loans with an allowance	3,685,306	3,231,343	2,505,050
Impaired loans without an allowance	158,116	139,637	178,565

Total impaired loans	3,843,422	3,370,980	2,683,615

Allowance for impaired loans	1,472,019	1,530,909	1,386,802
Average balance of impaired loans during the year	5,156,846	4,119,600	3,295,033
Interest income recognized on impaired loans during the year(1)(2)	256,604	194,310	185,336

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of (Won)163,258 million, (Won)126,877 million and (Won)73,544 million would have been recorded in 2004, 2005 and 2006, respectively.
(2)	Of these amounts, (Won)110,216 million, (Won)50,523 million and (Won)32,482 million as of December 31, 2004, 2005 and 2006, respectively, relate to troubled debt restructurings.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The net carrying amount of foreclosed assets amounted to (Won)353 million and (Won)330 million as of December 31, 2005 and 2006, respectively, and are included in “Other Assets” (See Note 12).

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

The table below summarizes the changes in the allowance for credit losses for the years ended December 31:

	2004			2005
(in millions of Won)	Loans	Off-balance sheet credit instruments(1)	Total	Loans	Off-balance sheet credit instruments(1)	Total
Allowance at January 1,	5,771,951	56,830	5,828,781	4,461,435	58,347	4,519,782
Provision for credit losses	3,859,917	1,517	3,861,434	432,688	180,417	613,105
Allowance relating to newly consolidated entity	9,239	—	9,239		—	—
Charge-offs	(5,913,519)	—	(5,913,519)	(2,257,431)	—	(2,257,431)
Recoveries	728,176	—	728,176	575,682	—	575,682
Other	5,671	—	5,671	(362)	—	(362)

Allowance at December 31,	4,461,435	58,347	4,519,782	3,212,012	238,764	3,450,776

	2006
(in millions of Won)	Loans	Off-balance sheet credit instruments(1)	Total
Allowance at January 1,	3,212,012	238,764	3,450,776
Provision for (Reversal of) credit losses	(195,140)	95,214	(99,926)
Charge-offs	(1,334,709)	—	(1,334,709)
Recoveries	786,443	—	786,443
Other	(228)	(300)	(528)

Allowance at December 31,	2,468,378	333,678	2,802,056

(1)	The allowance for off-balance sheet credit instruments is included in “Other liabilities”.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.	Premises and Equipment

Premises and equipment, net as of December 31, 2005 and 2006 consisted of the following:

(in millions of Won)	2005	2006
Land	513,036	515,392
Buildings	913,704	956,332
Equipment and furniture	1,427,031	1,533,406
Leasehold improvements	191,778	244,779
Construction in progress	155	1,297

Total	3,045,704	3,251,206
Less: Accumulated depreciation	(1,529,317)	(1,639,227)

Premises and equipment, net	1,516,387	1,611,979

The Bank incurred depreciation expense on its buildings, equipment and furniture and leasehold improvements of (Won)322,717 million, (Won)256,741 million and (Won)228,970 million for the years ended December 31, 2004, 2005 and 2006, respectively.

12.	Other Assets

Other assets as of December 31, 2005 and 2006 consisted of the following:

(in millions of Won)	2005	2006
Accounts receivable	90,031	115,413
Payments in advance	14,062	7,896
Deferred tax assets, net	630,002	177,928
Prepaid expenses	45,430	83,424
Prepaid income tax	983	2,269
Foreclosed assets, net(1)	353	330
Loans held-for-sale	19,113	30,042
Fair value hedge derivatives	—	636
Others	68,101	235,395

Total	868,075	653,333

(1)	Net of valuation reserve of (Won)230 million and (Won)169 million as of December 31, 2005 and 2006, respectively.

13.	Goodwill and Other Intangible Assets

The following table presents goodwill as of December 31, 2005 and 2006 allocated to each of the Bank’s business segments, as defined in Note 35:

(in millions of Won)	2005	2006
Corporate Banking	145,985	145,985
Credit Card Operation	248,472	248,472

Total	394,457	394,457

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2006, the outstanding balance of goodwill which resulted from the respective mergers with Korea Long Term Credit Bank and Kookmin Credit Card (See Note 1) are (Won)162,205 million and (Won)232,252 million, respectively. There were no goodwill impairment charges recorded for the years ended December 31, 2004, 2005 and 2006.

There were no indefinite-lived intangible assets for any of the periods presented. Other intangible assets, which are subject to amortization, primarily include core deposit and credit card relationship intangibles, as well as capitalized software costs. The gross carrying amount and accumulated amortization related to other intangible assets as of December 31, 2005 and 2006 are presented below.

	December 31, 2005			December 31, 2006
(in millions of Won)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Core deposit intangible	397,836	(269,456)	128,380	397,836	(316,465)	81,371
Credit card relationship intangible(1)	131,876	(115,130)	16,746	131,876	(126,643)	5,233
Credit card relationship intangible(2)	75,000	(30,000)	45,000	75,000	(39,900)	35,100
Capitalized software costs	64,925	(57,672)	7,253	138,392	(78,208)	60,184
Other	37,687	(17,794)	19,893	24,502	(21,098)	3,404

Total	707,324	(490,052)	217,272	767,606	(582,314)	185,292

(1)	Recognized with respect to the merger of H&CB
(2)	Recognized with respect to the merger of KCC

The aggregate amortization expenses of other intangible assets in 2004, 2005 and 2006 were (Won)117,907 million, (Won)95,872 million and (Won)94,818 million, respectively, and are included in “Depreciation and amortization” in the consolidated statements of operations. The amortization expenses related to other intangible assets for their remaining useful lives are expected to be (Won)72,266 million, (Won)52,765 million, (Won)38,694 million, (Won)11,705 million and (Won)3,940 million for 2007, 2008, 2009, 2010 and 2011, respectively.

14.	Deposits

Deposits as of December 31, 2005 and 2006 were as follows:

(in millions of Won)	2005	2006	Weighted Average Rate Paid for 2006
Interest-bearing deposits:
Time deposits	63,011,636	62,696,100	3.92%
Savings deposits	42,951,104	44,520,037	0.71%
Certificate of deposit accounts	5,389,543	9,534,701	4.52%
Mutual installment deposits	9,676,806	7,676,670	3.40%
Interest-bearing demand deposits	757,958	767,530	1.76%

Total interest bearing deposits	121,787,047	125,195,038	2.81%
Non interest bearing deposits:
Demand deposits	3,911,526	4,344,967

Total deposits	125,698,573	129,540,005	2.74%

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

In accordance with the Bank of Korea Act, banks are required to reserve 1% to 5% of deposits to the Bank of Korea based on customers deposits, which is recorded as a restricted cash and cash equivalent in the consolidated balance sheet (See Note 4).

The scheduled contractual maturities of time deposits, certificates of deposit and mutual installment deposits as of December 31, 2006, were as follows:

(in millions of Won)
2007	69,730,326
2008	4,457,941
2009	2,501,634
2010	249,384
2011	425,798
Thereafter	2,542,388

Total	79,907,471

The KDIC provides deposit insurance up to a total of (Won)50 million per depositor in each bank pursuant to the Depositor Protection Act for deposits maturing after January 1, 2001, regardless of the placement date of the deposit. For the insurance covered by KDIC, the Bank pays a premium of 0.2% of the average deposits which amounted to (Won)231,285 million, (Won)221,797 million and (Won)217,502 million in 2004, 2005 and 2006, respectively.

15.	Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2005 and 2006, is presented below.

	2005		2006
(in millions of Won)	Outstanding Balance	Weighted Average Interest Rate	Outstanding Balance	Weighted Average Interest Rate
Kookmin Bank
Borrowings from the Bank of Korea	646,850	2.00%	681,965	2.30%
Borrowings in foreign currencies	1,574,877	3.41%	1,892,081	4.32%
Borrowings from trust account managed by the Bank	1,050,915	3.05%	1,266,518	4.08%
Debentures in Won	2,545,422	3.92%	6,313,953	4.54%
Other borrowings	296,722	4.93%	462,479	6.15%

Subtotal	6,114,786	3.61%	10,616,996	4.31%

Subsidiaries
Borrowings from other financial institutions	3,019	0.99%	10,310	2.70%

Total other borrowed funds	6,117,805	3.54%	10,672,306	4.30%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16.	Secured Borrowings

The Bank transferred certain non-performing loans and investment securities to SPEs, which in turn issued beneficial interests collateralized by such loans. In addition, KCC, one of the Bank’s majority-owned subsidiaries, transferred credit card loans and revolving assets to SPEs prior to its merger with the Bank. These transactions did not meet the conditions for a sale under SFAS No. 140 and have been accounted for as secured borrowings. As a result, the loans and securities collateralizing these borrowings are included in “Loans” and “Available-for-sale securities” or “Held-to-maturity securities,” respectively, and the beneficial interests issued by the SPEs, which paid interest at rates of 4.87% to 6.17% per annum as of December 31, 2006, are included in “Secured borrowings.”

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

The components of the secured borrowings and related collateral as of December 31, 2005 were as follows:

	2005
	Maturity	Secured borrowings	Collateral
(in millions of Won)			Loans	Securities
Kookmin Credit Card 8th ABS Specialty Co., Ltd. 6.13% senior collateralized bond obligation	2006	365,000	540,042	—
Kookmin Credit Card Securitization 2002-1, Ltd. 6.17% senior collateralized bond obligation	2007	253,250	471,634	—
Kookmin Credit Card 16h ABS Specialty Co., Ltd. 6.50% senior collaterized bond obligation	2006	10,000	20,427	16
KB 3rd ABS Specialty Co., Ltd. 3.62%-3.92% senior collaterized bond obligation	2006	60,000	93,773	—
KB 4th ABS Specialty Co., Ltd. 3.79%-4.52% senior collaterized bond obligation	2006-2007	222,000	121,750	—
KB 5th ABS Specialty Co., Ltd. 4.49%-5.43% senior collaterized bond obligation	2006-2007	260,000	223,478	—
KB 6th ABS Specialty Co., Ltd. 4.61%-5.91% senior collaterized bond obligation	2006-2007	125,000	132,988	—
FN Star 2nd ABS Specialty Co., Ltd. 5.56%-5.72% senior collaterized bond obligation	2006	55,000	61,280	—
FN Star 3rd ABS Specialty Co., Ltd. 5.03% senior collaterized bond obligation	2006	222,000	166	—
FN Star 4th ABS Specialty Co., Ltd. 5.46%-5.72% senior collaterized bond obligation	2006-2007	78,000	—	—
FN Star 5th ABS Specialty Co., Ltd. 4.87%-5.66% senior collaterized bond obligation	2006-2009	71,000	—	27,999
Modern House 1st ABS Specialty Co., Ltd. 5.59% senior collaterized bond obligation	2006	11,939	—	30,812
Modern House 2nd ABS Specialty Co., Ltd. 5.89% senior collaterized bond obligation	2006-2007	15,207	—	30,812
Other 3.00%-4.95% securities sold under repurchase agreement	2006-2007	6,358,308	—	6,571,036

Gross secured borrowings		8,106,704	1,665,538	6,660,675
Premium		11,230	—	—

Total secured borrowings, net		8,117,934	1,665,538	6,660,675

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The components of the secured borrowings and related collateral as of December 31, 2006 were as follows:

	2006
(in millions of Won)	Maturity	Secured borrowings	Collateral
			Loans	Securities
KB 7th ABS Specialty Co., Ltd. 4.87%-5.35% senior collaterized bond obligation	2007-2008	162,000	114,275	—
FN Star 4th ABS Specialty Co., Ltd. 5.72% senior collaterized bond obligation	2007	13,000	—	—
FN Star 5th ABS Specialty Co., Ltd. 5.08%-5.66% senior collaterized bond obligation	2007-2009	13,000	—	—
KCC 13th ABS Specialty Co., Ltd. 6.17% senior collaterized bond obligation	2007	232,400	544,580	—
Other 3.40%-5.13% securities sold under repurchase agreement	2007-2008	7,042,455	—	7,070,657

Gross secured borrowings		7,462,855	658,855	7,070,657
Discount		(207)	—	—

Total secured borrowings, net		7,462,648	658,855	7,070,657

Secured Borrowings Maturity Schedule

The combined aggregate amounts of all secured borrowings by contractual maturities as of December 31, 2006 were as follows:

(in millions of Won)
Due in 2007	7,403,645
Due in 2008	55,210
Due in 2009	4,000
Due in 2010	—
Due in 2011	—
Thereafter	—

Gross secured borrowings	7,462,855
Discount	(207)

Total secured borrowings, net	7,462,648

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

17.	Long-term Debt

The following table is a summary of long-term debt (net of unamortized original issue premium) as of December 31, 2005 and 2006:

(in millions of Won)	Interest rate	Maturity	2005	2006
Senior
Kookmin Bank
Won currency
Notes payable to Ministry of Finance and Economy	2.00%-5.00%	2007-2025	202,455	175,422
Notes payable to Korea Development Bank	2.00%-4.00%	2007-2010	4,353	4,379
Notes payable to other government funds	1.50%-8.00%	2007-2021	436,497	383,589
Notes payable to Industrial Bank of Korea	3.40%-4.25%	2007-2014	115,437	76,646
Floating rate finance debentures(1)	5.00%-8.62%	2007-2016	202,180	893,929
Finance debentures	3.14%-7.57%	2014-2021	5,884,029	7,607,823
Other notes payable	1.20%-5.10%	2007-2019	1,203,465	1,180,478

Subtotal			8,048,416	10,322,266

Foreign currency
Floating rate finance debentures(1)	0.51%-6.12%	2007-2011	529,983	1,964,851
Finance debentures	2.37%-4.63%	2007	509,780	472,054
Floating rate notes payable(1)	0.53%-6.11%	2007-2010	571,891	818,431
Other notes payable	0.49%-5.52%	2007-2008	116,087	251,422

Subtotal			1,727,741	3,506,758

Subsidiaries
Borrowings from other financial institutions in Won	3.00%-4.00%	2019-2027	84,943	76,718
Borrowings from Small and Medium Company Promotion Fund	1.05%-3.00%	2007-2017	1,320	3,896

Subtotal			86,263	80,614

Subordinated
Kookmin Bank
Won currency
Finance debentures	4.19%-15.02%	2007-2033	6,886,346	7,765,444

Gross long-term debt			16,748,766	21,675,082
Premium (discount)			2,284	(244)

Total long-term debt, net			16,751,050	21,674,838

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2006.

Long-term debt is predominately denominated in Won, US dollars and Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the three-month or six-month London Inter-bank Offered Rate (“LIBOR”) and the monthly Public Fund Prime Rate published by the Korean government and are reset on a monthly, quarterly and semi-annual basis. The weighted-average interest rates for long-term debt were 5.48% and 5.28% as of December 31, 2005 and 2006, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Debt Maturity Schedule

The combined aggregate amounts of all long-term debt by contractual maturities as of December 31, 2006 were as follows:

(in millions of Won)
Due in 2007	4,041,652
Due in 2008	8,118,687
Due in 2009	1,835,151
Due in 2010	1,821,656
Due in 2011	970,207
Thereafter	4,887,729

Gross long-term debt	21,675,082
Discount	(244)

Total long-term debt, net	21,674,838

18.	Other Liabilities

Other liabilities as of December 31, 2005 and 2006 were comprised of the following:

(in millions of Won)	2005	2006
Accrued severance benefits	155,890	208,286
Accrued expenses	846,841	184,599
Accounts payable	472,949	468,482
Unearned income	109,933	120,907
Tax withholdings and income tax payable	1,020,936	558,563
Guarantee deposits received	102,237	91,035
Deferred tax liabilities	2,249	177,317
Fair value hedge derivatives	48,588	—
Due to agencies	272,838	171,024
Allowance for losses on off-balance sheet credit instruments	238,764	333,678
Payments received on behalf of government and others	112,919	151,216
Others	766,598	709,291

Total	4,150,742	3,174,398

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

19.	Non-interest Income

The components of non-interest income for the years ended December 31, 2004, 2005 and 2006 were as follows:

(in millions of Won)	2004	2005	2006
Trust fees, net	152,769	145,813	155,657
Other fees and commission income:
Commissions received on fund management	165,759	184,054	175,115
Commissions and fees received for brokerage and agency activities	83,682	148,675	259,320
Commissions received on credit cards	834,666	810,706	884,293
Commissions received in remittance	29,561	23,498	19,214
Commissions received on cash dispenser service	91,539	90,337	89,369
Commissions received on letters of credit	51,149	46,605	44,511
Bancassurance fees received	117,670	133,973	154,689
Other	395,094	437,943	508,119

Subtotal	1,769,120	1,875,791	2,134,630

Net trading revenue	408,816	292,290	263,118

Net gain (loss) on investments:
Debt securities	368	(43,404)	(52,474)
Equity securities	82,994	126,257	106,502
Other	15,677	15,010	31,042

Subtotal	99,039	97,863	85,070

Other non-interest income:
Gain on sale of loans	542	100,710	181
Gain on extinguishment of debt	10,725	—	—
Insurance premiums	58,385	—	—
Other	300,005	331,543	240,954

Subtotal	369,657	432,253	241,135

Total non-interest income	2,799,401	2,844,010	2,879,610

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

20.	Non-interest Expense

The components of non-interest expense for the years ended December 31, 2004, 2005 and 2006 were as follows:

(in millions of Won)	2004	2005	2006
Salaries and employee benefits:
Salaries and other benefits	1,578,372	2,062,279	1,891,597
Provision for accrued severance benefits	123,723	130,673	162,237

Subtotal	1,702,095	2,192,952	2,053,834

Depreciation and amortization:
Depreciation on premises and equipment	322,717	256,741	228,970
Amortization of other intangible assets	117,907	95,872	94,818

Subtotal	440,624	352,613	323,788

Other administrative expenses	646,241	628,132	770,548

Credit card fees:
Commissions paid on credit cards	328,653	187,031	238,269
Commissions paid on troubled credit cards	3,087	746	646

Subtotal	331,740	187,777	238,915

Other fees and commissions:
Insurance fees on deposits to KDIC	231,285	221,797	217,502
Contribution to guarantee funds	179,922	169,431	206,398
Commissions on overdue loans	7,884	3,273	57
Other	118,214	130,155	229,894

Subtotal	537,305	524,656	653,851

Other non-interest expenses:
Loss on sale of loans	3,018	619	14
Loss on disposition of assets	18,981	4,304	1,994
Tax expenses other than income tax	105,279	99,501	106,599
Insurance expense including benefits and claims	57,100	—	—
Other	189,573	323,170	372,673

Subtotal	373,951	427,594	481,280

Total non-interest expense	4,031,956	4,313,724	4,522,216

21.	Common Stock

Capital stock

The Bank has 1,000 million authorized shares of common stock with (Won)5,000 par value, of which 336,379,116 shares were issued as of December 31, 2005 and 2006, and 336,161,181 shares (net of 217,935 treasury shares) and 336,327,773(net of 51,343 treasury shares) shares were outstanding as of December 31, 2005 and 2006, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Treasury stock

Treasury stock transactions are recorded at cost. The changes in the treasury stock of the Bank for the years ended December 31, 2004, 2005 and 2006 were as follows:

Description	Shares increase	Shares decrease	Net changes
Shares at January 1, 2004			30,016,623

2004	—	135,414	(135,414)
2005	—	29,663,274	(29,663,274)
2006	368,798	535,390	(166,592)

Shares at December 31, 2006			51,343

During 2004, there was no additional increase of treasury stock; however, the Bank reissued 135,414 shares upon the exercise of employee stock options.

In 2005, the Bank sold 26,680,772 shares of treasury stock for (Won)1,215,042 million on June 16, 2005 on the domestic over-the-counter market and reissued 742,989 shares of global depository receipts for (Won)33,621 million on June 16, 2005 for the purpose of improving its net capital ratios and enhancing the quality of its financial structure pursuant to a resolution of the Board of Directors on April 27, 2005.

In addition, in 2005, the Bank reissued 239,513 shares upon the exercise of employee stock options and 2,000,000 shares under Employee Stock Ownership Plan as discussed below.

In 2006, the Bank purchased 368,798 shares and sold 317,455 shares through a private equity fund. Also, the Bank reissued 217,935 shares upon the exercise of employee stock options.

Employee Stock Ownership Plan

On July 26, 2002, the Board of Directors made a resolution to establish an Employee Stock Ownership Plan (the “ESOP”) for the welfare of employees. In accordance with the ESOP, the Bank acquired 3,000,000 shares of treasury stock in 2002, and the Bank contributed 1,000,000 shares in 2003 and 2,000,000 shares in 2005, respectively, to the Employee Stock Ownership Association (the “ESOA”). The fair value of shares contributed to the ESOA amounting (Won)89,500 million in 2005 was charged to compensation expense, as the Bank does not have control over the ESOA.

All of the Bank’s employees are eligible to participate in the ESOP except employees who are granted stock options under the Bank’s stock-based compensation plan. On the date of stock contribution by the Bank, the ESOA temporarily allocates shares to eligible employees and confirms the allocation to the individuals after three years. These shares can be withdrawn by the employees after one year from the confirmation date. Under the ESOP, all eligible employees were required to contribute an equal number of shares to the ESOA during 2003, which can be withdrawn after one year from the contribution date. Upon retirement, disorganization or exercise of a purchase option, withdrawal is permitted despite the obligatory deposit period. The dividends received by the ESOA on the shares held by them will be distributed to the employees along with distribution of shares to the employees.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

22.	Retained Earnings

Korean regulations require the Bank to appropriate retained earnings for certain purposes appropriated and unappropriated retained earnings the balances as of December 31, 2005 and 2006 were as follows:

(in millions of Won)	2005	2006
Appropriated retained earnings:
Legal reserve	601,340	826,640
Reserve for financial structure improvement	55,600	55,600
Other statutory reserves	3,337	3,669
Unappropriated retained earnings	3,700,050	6,380,095

Total	4,360,327	7,266,004

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

In 2002, the Finance Supervisory Service recommended that banks appropriate at least 10 percent of their net income after accumulated deficit to a reserve for financial structure improvement, until the simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

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

Dividends

Dividends payable to the equity stockholders are based on the unappropriated retained earnings available for distribution, which is defined in Korean Commercial Law, as reported in Kookmin Bank’s unconsolidated financial statements prepared in accordance with Korean GAAP. Hence, the unappropriated retained earnings available for dividend distribution in accordance with US GAAP may, in certain years, either not be fully available or will be additionally available for distribution to the equity shareholders. Further, dividends are declared and paid in Korean Won. As of December 31, 2005 and 2006, in its Korean GAAP unconsolidated financial statements, Kookmin Bank has reported unappropriated retained earnings of (Won)3,325,271 million and (Won)5,384,913 million, respectively.

With respect to unappropriated retained earnings available for the percent of dividends as of December 31, 2004 and 2005, on March 18, 2005 and March 24, 2006, the stockholders approved the payment of a cash dividend of 11%, to stockholders of record as of December 31, 2004 and 2005, and the cash dividend amounting to (Won)168,574 million and (Won)184,889 million was paid on March 23, 2005 and March 29, 2006, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

23.	Components of Accumulated Other Comprehensive Income (Loss)

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2004, 2005 and 2006, the non-owner equity changes were composed of foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities, net of taxes. Below are the components of accumulated other comprehensive income (loss) and the related tax effects for the years ended December 31, 2004, 2005 and 2006.

(in millions of Won)	Foreign Currency Translation Adjustments	Net Unrealized Gains on Investment Securities	Accumulated Other Comprehensive Income (Loss), Net
Balance, January 1, 2004	(12,783)	73,963	61,180

Foreign currency translation adjustments, net of tax benefit (Won)5,343 million	(15,539)	—	(15,539)
Unrealized holding gains on available-for-sale securities, net of tax expense (Won)22,842 million	—	68,192	68,192
Less: Reclassification adjustment for gains included in net income, net of tax benefit (Won)1,653 million	—	(3,913)	(3,913)

Current period change	(15,539)	64,279	48,740

Balance, December 31, 2004	(28,322)	138,242	109,920
Foreign currency translation adjustments, net of tax benefit (Won)4,216 million	(11,116)	—	(11,116)
Unrealized holding losses on available-for-sale securities, net of tax benefit (Won)35,722 million	—	(97,208)	(97,208)
Less: Reclassification adjustment for gains included in net income, net of tax benefit (Won)22,056 million	—	(58,147)	(58,147)

Current period change	(11,116)	(155,355)	(166,471)

Balance, December 31, 2005	(39,438)	(17,113)	(56,551)
Foreign currency translation adjustments, net of tax benefit (Won)1,534 million	(4,043)	—	(4,043)
Unrealized holding gains on available-for-sale securities, net of tax expense (Won)179,543 million	—	475,664	475,664
Less: Reclassification adjustment for losses included in net income, net of tax expense (Won)3,115 million	—	9,417	9,417

Current period change	(4,043)	485,081	481,038

Balance, December 31, 2006	(43,481)	467,968	424,487

24.	Regulatory Requirements

In conformity with the Financial Supervisory Service (“FSS”) and the Basel Committee on Banking Regulations and Supervisory Practice guidelines, the Bank applies risk-adjusted capital ratios to evaluate its capital adequacy. The capital adequacy guidelines adopt the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements (“BIS”) and involve quantitative credit measures of the assets and certain off-balance-sheet items.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The capital ratios are calculated based on the Bank’s consolidated balance sheets prepared in accordance with Korean GAAP which may vary in certain significant respects from US GAAP. In the event the Bank does not maintain a consolidated capital adequacy ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio of the Bank. Management of the Bank believes that the Bank met all capital adequacy requirements to which it is subject as of December 31, 2005 and 2006. However, events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy could adversely affect future earnings and consequently, the Bank’s ability to meet its future capital requirements.

The following capital ratios are calculated in accordance with and as defined by the FSS guideline, which is materially consistent with BIS guidelines and the Bank’s consolidated financial statements prepared in accordance with Korean GAAP which may vary in certain significant respects from US GAAP as of December 31:

(in millions of Won, except capital ratios)	2005	2006
Tier 1 capital	11,707,567	13,328,719
Tier 2 capital	4,788,643	6,059,724
Less : Investment in non-consolidated equity investees, and others(1)	(813,675)	(637,292)

Total risk-adjusted capital	15,682,535	18,751,151

Risk-Weighted Assets
On-balance sheet assets	115,203,838	127,229,327
Off-balance sheet assets	5,402,481	4,855,832

Total risk-weighted assets	120,606,319	132,085,159

Total assets(2)	365,551,063	420,944,888
Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	9.71	10.09
Tier 2 capital ratio (%)	3.97	4.59

Capital adequacy ratio (%)	13.00	14.20

(1)	Equity investees engaged in banking and financial activities of which the Bank owns more than 15% and subordinated notes from securitizations are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.
(2)	Total assets include off-balance sheet assets.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Capital ratios of the Bank in accordance with these regulatory reporting requirements and the Bank’s consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from US GAAP as of December 31, 2005 and 2006 were as follows:

(in millions of Won, except capital ratios)	2005	2006
Tier 1 capital	11,707,567	13,328,719
Tier 2 capital(1)	3,974,968	5,422,432

Total risk-adjusted capital	15,682,535	18,751,151

Risk-Weighted Assets
Risk-weighted assets for credit risk	119,481,026	130,784,341
Risk-weighted assets for market risk	1,591,650	1,589,137

Total risk-weighted assets	121,072,676	132,373,478

Total assets(2)	365,551,063	420,944,888
Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	9.67	10.07
Tier 2 capital ratio (%)	3.28	4.10

Capital adequacy ratio (%)	12.95	14.17

(1)	Equity investees engaged in banking and financial activities of which the Bank owns more than 15% are deducted from directly Tier 2, pursuant to the guidelines of the FSS.
(2)	Total assets include off-balance sheet items.

25.	Income Tax

The components of income tax expense for the years ended December 31, 2004, 2005 and 2006 were as follows:

	For the years ended December 31,
(in millions of Won)	2004	2005	2006
National tax:
Current	179,874	920,655	888,078
Deferred	227,240	79,090	405,471

Total national income tax expense	407,114	999,745	1,293,549
Local tax:
Current	17,987	92,066	88,808
Deferred	22,724	7,909	40,547

Total local income tax expense	40,711	99,975	129,355

Total income tax expense	447,825	1,099,720	1,422,904

The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities and foreign currency translation. The tax effects of these items are recorded directly in stockholders’ equity.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Income tax is calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Income tax on the operating profit differs from the theoretical amount that would arise at the statutory tax rate of the home country of the parent as follows:

(in millions of Won)	2004	2005	2006
Income from continuing operations for the years ended December 31,	1,482,103	3,818,622	4,519,902

Statutory tax rates	29.7%	27.5%	27.5%

Prima facie tax calculated at a statutory tax rate	440,185	1,050,121	1,242,973
Income not assessable for tax purposes	(4,666)	(13,904)	(26,613)
Expenses not deductible for tax purposes	5,599	74,694	27,065
Taxation on outside basis	6,220	2,367	682
Adjustment for overseas tax rates	4,125	(1,614)	2,028
Change in statutory tax rate	12,784	—	—
Decrease in valuation allowance	(20,980)	(9,515)	(8,612)
Korean government tax assessment	—	—	189,509
Others	4,558	(2,429)	(4,128)

Income tax expense	447,825	1,099,720	1,422,904

Effective tax rate	30.2%	28.8%	31.5%

The Bank is subject to a required examination by the National Tax Service of Korea. The Bank regularly assesses the likelihood of additional tax deficiencies resulting from these examinations, and accrues for expected tax deficiencies in accordance with SFAS No. 5, “Accounting for Contingencies”. During the first half of 2007, the National Tax Service conducted their regular examination of the Bank's tax returns for the years 2002 through 2005, and assessed the Bank (Won)189,509 million in tax deficiencies. For the assessed amount, the Bank has recorded income tax expense for the year ended December 31, 2006.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets (“DTA”) and deferred income tax liabilities (“DTL”) as of December 31, 2005 and 2006 were as follows:

(in millions of Won)	2005	2006
Deferred income tax assets:
Other liabilities	142,612	187,173
Valuation of trading assets	2,965	4,333
Valuation of investments	597,552	315,599
Valuation of available-for-sale securities	5,341	—
Premises and equipment	177,123	177,423
Long-term debt	10,552	13,485
Other temporary differences	18,331	16,811
Net operating loss	50,257	36,609

Total gross deferred income tax asset	1,004,733	751,433

Less: Valuation allowance	(123,625)	(115,013)

Deferred income tax asset	881,108	636,420

Deferred income tax liabilities:
Allowance for loan losses	39,109	286,378
Valuation of available-for-sale securities	—	177,317
Accrued interest and dividend receivable	153,778	125,081
Other assets	33,168	39,713
Other temporary differences	27,300	7,320

Total gross deferred income tax liabilities	253,355	635,809

Net deferred income tax assets, including other comprehensive income (“OCI”) related DTL	627,753	611

Less: Net OCI related DTA (DTL)	(20,300)	160,824

Net deferred income tax assets, excluding net OCI related DTA (DTL)	607,453	161,435

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether certain subsidiaries will generate sufficient profits to offset their tax losses in 2005 and 2006. Accordingly, a valuation allowance totaling (Won)123,625 million and (Won)115,013 million as of December 2005 and 2006, respectively, was recognized for deferred income tax assets related to net operating loss carryforwards (“NOLs”) and temporary differences that may not be realized. The decrease of the valuation allowance in 2006 was principally due to the decrease of temporary differences.

As of December 31, 2006, the Bank, including its subsidiaries had (Won)137,866 million of NOLs. These losses are expected to expire in the periods ranging from 2007 to 2011.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

26.	Earnings Per Share (“EPS”)

The following table is a summary of the computation of earnings per share for the years ended December 31:

(in millions of Won, except share data)	2004	2005	2006
Income before cumulative effect of a change in an accounting principle	1,031,750	2,716,197	3,092,253
Cumulative effect of a change in an accounting principle	—	—	(1,687)

Net income available to common stockholders for basic EPS	1,031,750	2,716,197	3,090,566
Net income available to common stockholders for diluted EPS	1,031,750	2,716,197	3,090,566
Weighted average common shares outstanding applicable to basic EPS (in thousands)	306,432	322,786	336,351
Dilutive effect of stock options	218	162	2

Adjusted weighted average common shares outstanding applicable to diluted EPS (in thousands)	306,650	322,948	336,353

Basic earning per share:
Income before cumulative effect of a change in an accounting principle	3,367	8,415	9,194
Cumulative effect of a change in an accounting principle	—	—	(5)

Net income	3,367	8,415	9,189

Diluted earning per share
Income before cumulative effect of a change in an accounting principle	3,365	8,411	9,193
Cumulative effect of a change in an accounting principle	—	—	(5)

Net income	3,365	8,411	9,188

Stock options excluded from the computation of diluted earnings per share, due to their anti-dilutive effect, totaled 2,155,131 and 2,094,986 and 0 in 2004, 2005 and 2006, respectively.

27.	Employee Severance Plan

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

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Severance plan payments include the amount for such withdrawal. Total interim severance payments made by the Bank were (Won)12,401 million, (Won)10,768 million and (Won)11,851 million in 2004, 2005 and 2006, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In addition to regular termination benefits, the Bank paid special termination benefits of (Won)50,029, (Won)255,615 million and (Won)9,184 million to 459, 2,198, and 64 employees, respectively, who accepted early retirement for the years ended December 31, 2004, 2005 and 2006, respectively.

The Bank accrued severance benefits of (Won)123,723 million, (Won)130,673 million and (Won)162,237 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Accrued employee severance plan obligations included in “Other liabilities” as of December 31 were as follows:

(in millions of Won)	2005	2006
Balance at beginning of the year	327,239	397,030
Severance benefit	130,673	162,237
Plan payments	(60,882)	(10,298)

	397,030	548,969
Less: Balance of payments remaining with National Pension Fund and Severance Insurance Deposit	(241,140)	(340,683)

Balance at end of the year	155,890	208,286

The Bank expects to pay the following future benefits to its employees upon their normal retirement age of 58:

(in millions of Won)
2007	16,471
2008	16,261
2009	17,089
2010	21,573
2011	27,203
2012 - 2016	286,225

The above amounts have been determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Bank before their normal retirement age.

28.	Employee Stock Option Plan

Adoption of SFAS No. 123(R)

As discussed in Note 1, on January 1, 2006, the Bank adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)") and Staff Accounting Bulletin No. 107, "Share-Based Payment", using the modified prospective application method, which requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. In connection with the adoption of SFAS No. 123(R), the combined net income impact in 2006 was (Won)4,341 million which includes an increase of (Won)2,654 million in compensation expense and (Won)1,687 million in cumulative effect of an accounting change, which recognizes the effect of initially measuring awards that will be settled in cash at their fair value. Basic and diluted earning per share from continuing operations and net income for the year ended December 31, 2006 were (Won)7.9 and (Won)12.9 lower, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Employee stock-based compensation plan

In 2004, the Bank granted 815,000 options, of which (i) 85,000 and 10,000 options are performance based and have an exercise price of (Won)46,100 and (Won)47,200, respectively, per option and (ii) 700,000 and 20,000 options are subject to performance or service based requirements and their exercise price is indexed to the banking industry index, with a minimum exercise price of (Won)37,600 and (Won)47,200, respectively, per option.

In 2005, the Bank granted 990,000 options, of which (i) 765,000, 15,000, 30,000 and 15,000 options are performance based and have an exercise price of (Won)46,800 and (Won)45,700 and (Won)49,200 and (Won)53,000, respectively, per option, and (ii) 165,000 options are subject to service requirements and their exercise price is indexed to the banking industry index, with a minimum exercise price of (Won)46,800 per option.

In 2006, the Bank granted 940,000 options, which are subject to service requirements and their exercise price is indexed to sum of major 3 competitors’ total market cap, with a minimum exercise price of (Won)75,200 per option.

The options granted (a) are subject to service or performance based requirements and (b) have a fixed exercise price or an exercise price that is indexed to the banking industry index. Generally, the options granted vest three years from the date of grant. The exercise period ranges from 2 years to 7 years post completion of the three-year vesting period.

For options granted under all of the above plans, the Bank may elect either to issue common shares or allocate treasury shares, or pay in cash or treasury shares the difference between the market price and the exercise price. The market price is determined by the arithmetic average of the weighted average of every closing price for two months, one month and one week immediately preceding the exercise of the option, published by Korea Exchange. Prior to August 23, 2005, the Bank intended to settle options exercised by issuing treasury shares. Effective August 23, 2005, the Bank changed its settlement method to cash settlement. As a result of the change, the Bank reclassified previously recorded additional paid-in capital into liabilities to reflect the change in intrinsic value of the options.

The following table summarizes the information about stock option activity under the Bank’s stock-based compensation plans for the years ended December 31, 2004, 2005 and 2006:

	2004		2005		2006
	Number of Stock Options	Weighted average exercise price (Won)	Number of Stock Options	Weighted average exercise price (Won)	Number of Stock Options	Weighted average exercise price (Won)
Outstanding, beginning of year	2,048,554	43,910	2,532,054	43,412	3,209,794	49,172
Granted	815,000	38,840	990,000	49,200	940,000	80,900
Exercised	(135,414)	23,919	(239,513)	30,731	(698,897)	46,401
Forfeited	(196,086)	43,070	(72,747)	43,056	(215,329)	48,695

Outstanding, end of year	2,532,054	43,412	3,209,794	49,172	3,235,568	59,002

Exercisable at year-end	1,120,219	42,847	1,256,161	49,450	714,701	50,522

In connection with the stock-based compensation plan, the Bank recognized (Won)9,640 million, (Won)36,760 million and (Won)16,865 million of expenses for the years ended December 31, 2004, 2005 and 2006, respectively.

The fair value of each option award is estimated using a Black-Scholes option pricing model based on the assumptions noted in the table below. Expected volatility is based on the historical volatility of the Bank’s

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees’ actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the Korean government treasury bond rate where the remaining term equals the expected term. Dividend yield is based on the Bank’s historical dividend payout ratio . The assumptions that were used for the valuation of each option for the years ended December 31, 2004, 2005, and 2006 are as follows.

For options granted during	2004	2005	2006
Expected annual dividend yield	1.06%	1.25%	0.69%
Expected volatility	43.94%	44.62%	29.29%
Risk-free interest rate	3.72%	3.95%	4.34%
Expected option life	3.0 years	3.0 years	3.0 years

The following table summarizes the information about stock options outstanding as of December 31, 2006:

	Options outstanding					Options exercisable
Exercise Price (Won)	Number of Stock Options	Weighted Average Remaining Contractual Life(1)	Weighted Average Exercise Price (Won)	Intrinsic Value (Mil Won)	Number of Stock Options	Weighted Average Exercise Price (Won)	Intrinsic Value (Mil Won)
25,100	8,633	0.23	25,100	416	8,633	25,100	416
28,027	88,107	2.21	28,027	3,989	88,107	28,027	3,989
35,500	70,993	4.22	35,500	2,684	70,993	35,500	2,684
40,500	5,091	4.66	40,500	167	5,091	40,500	167
42,200	6,702	4.22	42,200	208	6,702	42,200	208
43,800	26,712	4.22	43,800	788	26,712	43,800	788
45,700	15,000	6.33	45,700	232	—	—	—
46,100	75,539	5.11	46,100	2,055	—	—	—
46,800	580,069	6.22	46,800	9,909	—	—	—
47,200	10,000	5.23	47,200	261	—	—	—
48,500	10,000	5.23	48,500	248	—	—	—
48,800	10,000	5.23	48,800	245	—	—	—
49,200	30,000	6.56	49,200	348	—	—	—
51,000	700,000	5.84	51,000	11,276	—	—	—
51,200	150,000	2.88	51,200	3,315	150,000	51,200	3,315
53,000	15,000	6.65	53,000	138	—	—	—
57,100	292,428	3.22	57,100	4,737	292,428	57,100	4,737
58,600	10,000	4.22	58,600	147	10,000	58,600	147
58,800	23,899	3.57	58,800	347	23,899	58,800	347
59,100	120,000	6.22	59,100	1,015	—	—	—
60,300	5,077	6.22	60,300	66	—	—	—
61,000	10,182	6.22	61,000	125	—	—	—
71,538	22,146	4.22	71,538	39	22,146	71,538	39
80,900	940,000	7.23	80,900	—	—	—	—
129,100	9,990	4.24	129,100	—	9,990	129,100	—

(1)	Contractual life indicates the sum of requisite service period and exercise period.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The total intrinsic value of options exercised and the total amount of cash received from the exercise of share options during the years ended December 31, 2006 were (Won)19,264 million and (Won)10,615 million, respectively.

29.	Fair Value of Financial Instruments

The fair value of a financial instruments is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices, where available. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. As a result, fair values of such instruments are derived using present value or other valuation techniques derived based on management’s assumptions of the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, such estimates may not be indicative of net realizable value. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values. Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS No. 107. Accordingly, the derived fair value estimates presented herein are only indicative of individual financial instruments and cannot be substantiated by comparison to independent markets and should not be considered an indication of the fair value of the Bank.

Fair values among financial institutions are not comparable due to the wide range of permitted valuation techniques and numerous estimates that must be made. This lack of an objective valuation standard introduces a great degree of subjectivity to these derived or estimated fair values.

The following section summarizes the methods and assumptions used by the Bank, by type of financial instrument, in estimating fair value. Different assumptions could significantly affect these estimates.

Assets and liabilities for which fair value approximates carrying value: The carrying values of certain financial assets and liabilities are reported at cost, including cash and cash equivalents, restricted cash, call loans, securities purchased under resale agreements, due from customers on acceptances, accrued interest and dividends receivable, accrued interest payable, security deposits, loan held-for-sale, noninterest-bearing deposits, call money and acceptances outstanding. The carrying values of these financial assets and liabilities are considered to approximate their fair values due to their short-term nature and negligible credit losses.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Other borrowed funds: The aggregate fair value for other borrowed fund is based on quoted market prices, where available. For other borrowed fund where quoted market prices are not available, a discounted cash flow model is used based on the current rates for debt with similar maturities.

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

Derivative financial instruments: All derivatives are recognized on the consolidated balance sheets at fair value based on quoted market prices or dealer quotes where available. If quoted market prices are not available, pricing or valuation models are applied to current market information to estimate fair value; in some cases, counterparty quotes or external valuations are also utilized (See Note 30).

Off-balance sheet instruments: Fair value for off-balance-sheet instruments are based on an estimate of the difference between fees currently charged to enter into similar agreements and fees paid to reduce or eliminate exposure to those agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of the Bank’s financial instruments as of December 31, 2005 and 2006 were as follows:

	2005		2006
(in millions of Won)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	3,085,542	3,085,542	3,774,518	3,774,518
Restricted cash	2,258,642	2,258,642	3,277,144	3,277,144
Interest-bearing deposits in other banks	515,080	515,080	423,148	423,148
Call loans and securities purchased under resale agreements	1,716,080	1,716,080	1,737,881	1,737,881
Trading assets	4,754,416	4,754,416	3,744,406	3,744,406
Investments	25,371,762	25,190,093	25,347,999	25,285,603
Loans, net	134,939,480	135,538,499	149,215,562	149,389,083
Due from customers on acceptances	626,874	626,874	620,007	620,007
Accrued interest and dividends receivable	1,059,403	1,059,403	802,107	802,107
Security deposits	1,184,586	1,184,586	1,190,412	1,190,412
Other assets- Hedging derivatives	—	—	636	636
Other assets- Loans held-for-sale	19,113	19,113	30,042	30,042
Other assets- off-balance sheet instruments	11,737	11,737	12,619	12,619
Financial liabilities:
Interest-bearing deposits	121,787,047	121,733,976	125,195,038	125,171,382
Non-interest-bearing deposits	3,911,526	3,911,526	4,344,967	4,344,967
Call money	1,253,511	1,253,511	167,776	167,776
Trading liabilities	1,078,435	1,078,435	1,223,182	1,223,182
Acceptances outstanding	626,874	626,874	620,007	620,007
Other borrowed funds	6,117,805	6,116,071	10,627,306	10,620,827
Accrued interest payable	3,306,443	3,306,443	3,698,397	3,698,397
Secured borrowings	8,117,934	8,115,980	7,462,648	7,466,497
Long-term debt	16,751,050	16,790,653	21,674,838	22,289,381
Other liabilities- Hedging derivatives	48,588	48,588	—	—
Other liabilities- off-balance sheet instruments	11,737	11,737	12,619	12,619

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit and other lending commitments are immaterial to the consolidated financial statements.

30.	Derivative Instruments and Hedging Activities

For the years ended December 31, 2004, 2005 and 2006, hedge accounting was applied exclusively on those interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffective portion was recognized in earnings for the years ended December 31, 2004, 2005 and 2006.

The Bank applied fair value hedge accounting for the interest rate swap transactions which qualified for hedge accounting. Fair values of derivatives not qualifying for hedge accounting are reflected in “Trading assets” or “Trading liabilities” and any changes in fair values related to these derivatives transactions are

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

reflected in “Net Trading Revenue”. The fair values of derivatives qualifying for hedge accounting are included in “Other assets” or “Other liabilities” and the earnings impact of these fair value hedges and the change in fair value attributable to the risk being hedged for the hedged item are included in “Other non-interest income” or “Other non-interest expenses.”

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

31.	Commitments and Contingencies

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

During the first quarter of 2004, the National Tax Service of Korea completed a tax audit in respect of the Bank for the fiscal years 1998, 1999, 2000 and 2001, as a result of which the Bank was assessed (Won)123.3 billion for tax deficiencies. The Bank has paid the entire amount, but has made an appeal on the assessment. The case is still pending before the Administrative Court.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2005, certain individuals fabricated and distributed counterfeit certificates of deposit, or (“CD”s), with the Bank as issuer. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative came to own the counterfeit CDs and requested the Bank to make payments on the CDs, which the Bank refused to do. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative commenced legal proceedings in September 2005 in the amount of (Won)40,108 million and (Won)25,217 million, respectively, at the Seoul District Court. In October 2006, the Seoul District Court decided the case in favor of the plaintiffs, and the Bank paid the entire amount to the plaintiffs. The Bank, however, appealed the decision to the Seoul High Court in November 2006. The case is still pending as of December 31, 2006.

The Bank has been designated by the Korea government as a ‘‘lottery issuer’’ and has been permitted to conduct ticket sales, marketing and sales network management since 2002, and received certain fees in connection with managing lottery prize payout and marketing activities. This lottery is owned by the Korean government. In August 2006, the Korean government filed a lawsuit for (Won)321 billion in connection with excessive lottery commission fees paid to Korea Lottery Service Inc.(“KLS”), an agency of lottery service, against the Bank, KLS and an accounting firm who provided the estimation for the lottery commission rate. The case is still pending as of December 31, 2006 at the Seoul Central District Court. Subsequently in January 2007, KLS has filed a lawsuit against the Bank requesting aggregate damages of (Won)446 billion regarding the lottery commission fees which ultimate outcome of this were not paid as a result of the litigation. This case is also pending. However, management believes that the lawsuit will not have a material effect on the financial position of the Bank.

Lease commitments

All leases entered into by the Bank as lessee are operating leases. Total rental expenses for the years ended December 31, 2004, and 2005 and 2006 were (Won)125,445 million, (Won)91,028 million and (Won)95,356 million, respectively.

In lieu of rent, certain lease agreements require the Bank to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate and is recorded as a security deposit in the consolidated balance sheets. Virtually all of the operating leases that the Bank entered into as of December 31, 2006 are cancelable.

Credit-related commitments

The Bank is a party to credit related financial instruments with off-balance sheet risk in the normal course of business. The primary purpose of these instruments is to ensure that funds are available to customers as required. Guarantees, which represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Cash requirements under guarantees are considerably less than those under commitments because the Bank does not generally expect the third party to draw funds under the agreement.

Commercial letters of credit, which are written undertakings by the Bank on behalf of a customer authorizing a third party to draw drafts on the Bank up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipments of goods to which they relate and therefore have significantly less risk than a loan.

Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, guarantees or letters of credit. With respect to credit risk on commitments to extend credit, the Bank is potentially exposed to loss in an amount equal to the total unused commitments.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

As of December 31, 2005 and 2006, the financial instruments whose contract amounts represent credit risk to the Bank were as follows:

	Contract Amount
(in millions of Won)	2005	2006
Guarantees	1,594,663	2,222,637
Commercial letters of credit(1)	1,980,753	2,315,086
Unused lines of credit:
Commercial	23,900,356	24,141,707
Consumer(2)	50,581,293	52,588,463

(1)	The above contains Advance Payment Refund Guarantees and Others which amount to (Won)879,367 million and (Won)1,037,576 million as of December 31, 2005 and 2006, respectively.
(2)	Of this amount, (Won)41,257,961 million and (Won)42,368,078 million as of December 2005 and 2006, respectively, relate to the unused credit card limits that may be cancelled by the Bank at any time.

Contingencies

As of December 31, 2006, The Bank had provided seven promissory notes with a value of (Won)506,428 million and two written guarantees of housing sales with a face value of (Won)219,794 million to the Korean Housing Guarantee Co., Ltd. as collateral for the performance guarantee related to the real estate trust operations.

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2005 and 2006 were as follows:

(in millions of Won)	2005	2006
Available-for-sale securities	352,513	347,662
Held-to-maturity securities	7,847,558	8,087,627
Other investment securities	262	258
Loans	1,665,538	658,855
Real estate	9,018	8,768

Total	9,874,889	9,103,170

Obligation under guarantees

The Bank provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

held or pledged. Guarantee arrangements have been recorded on the Bank’s consolidated balance sheet at their fair value at inception as “Other liabilities” with an offsetting entry in ”Other Assets”. As cash is received under such arrangements and applied to other assets, the liability recorded at inception is amortized into fees and commissions over the life of the contract. The table below summarizes all of the Bank’s guarantees under FIN No. 45 as of December 31, 2006.

(in millions of Won)	Expire within one year	Expire after one year	Total	Maximum potential amount of future payment or notional amounts
Financial guarantees	87,704	90,977	178,681	178,681
Performance guarantees	1,156,443	887,513	2,043,956	2,043,956
Liquidity facilities to SPEs	1,277,000	1,060,503	2,337,503	2,337,503
Loans sold with recourse to KAMCO	666	—	666	666
Trust Fund Guarantees	—	3,336,932	3,336,932	3,336,932

Total	2,521,813	5,375,925	7,897,738	7,897,738

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

As of December 31, 2005 and 2006, the carrying amount of the liabilities related to financial and performance guarantees amounted to (Won)7,848 million and (Won)8,254 million, respectively.

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase agreements to SPEs for which the Bank serves as the administrator. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Bank had commitments to provide liquidity to SPEs up to (Won)3,888 billion and (Won)2,338 billion as of December 31, 2005 and 2006, respectively. As of December 31, 2005 and 2006, the carrying amount of these liabilities amounted to (Won)3,889 million and (Won)4,365 million, respectively. Although the Bank does not sell assets to these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase agreements, the Bank is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Bank has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized.

The Bank enters into certain guarantee contracts that meet the characteristics of a derivative under SFAS No. 133. Such derivatives effectively guarantee the return on counterparty’s referenced portfolio of assets. These derivatives are recorded on the balance sheet at fair value in trading assets/liabilities. As of December 31, 2005 and 2006, the carrying amount of these derivatives amounted to (Won)218 million and (Won)0 million, respectively.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Loans sold with recourse represent certain non-performing loans the Bank sold to KAMCO prior to 1999 (See Note 3). As of December 31, 2005 and 2006, the Bank had recorded in “Other liabilities” (Won)276 million and (Won)49 million, respectively, representing its estimated obligation to repurchase the loans sold with recourse.

In the normal course of the Bank’s business, indemnification clauses are often included in standard contracts with an assessment that risk of loss is remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected in the consolidated balance sheets as of December 31, 2005 and 2006 related to these indemnifications.

32.	Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 99% of the Bank’s loan portfolio as of December 31, 2005 and 2006. Investments in debt and equity securities of Korean entities comprised 99% of the Bank’s investment portfolio, including investments held by the Bank’s venture capital subsidiaries, as of December 31, 2005 and 2006.

Credit risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions.

The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentration risks and to obtain collateral when deemed necessary. No entity was responsible for 10% or more of the Bank’s total interest and dividend income for the years ended December 31, 2004, 2005 or 2006.

The table below indicates major products including exposures of on-balance sheet loans and off-balance sheet credit instruments (principally unused credit lines) as of December 31:

	2005			2006
(in millions of Won)	Total Credit Exposure	On-Balance Sheet	Off-Balance Sheet	Total Credit Exposure	On-Balance Sheet	Off-Balance Sheet
Commercial and industrial loans	58,937,609	39,635,687	19,301,922	65,972,267	48,182,828	17,789,439
Construction loans	7,065,421	5,025,637	2,039,784	8,858,478	6,504,446	2,354,032
Other commercial loans	4,054,397	1,495,747	2,558,650	4,521,647	1,408,645	3,113,002
Mortgages and home equity loans	60,355,587	59,143,293	1,212,294	65,966,649	63,982,344	1,984,305
Credit card loans	49,627,172	8,369,211	41,257,961	51,322,988	8,954,910	42,368,078
Other consumer loans	31,225,010	23,113,973	8,111,037	29,825,077	21,588,997	8,236,080
Foreign loans	1,228,988	1,228,988	—	1,666,100	780,866	885,234

Total	212,494,184	138,012,536	74,481,648	228,133,206	151,403,036	76,730,170

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

33.	Related Party Transactions

A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits, investment securities, acceptances outstanding and foreign currency transactions. These transactions are carried out on commercial terms and conditions and at market rates, and are disclosed below.

Directors with common relationship

It is common for the directors of the Bank to have a relationship with other entities due to their positions at those entities. During this common relationship period, the Bank considers such entities to be related parties of the Bank. The Bank has regular business relationships with these entities in the normal course and is not influenced by the relationship of the directors.

Related Party	Relationship with the related party	Relationship in financial years	Remark
Daewoo Shipbuilding & Marine Engineering Co., Ltd. (“DSME”)	Non-executive director	Feb 2007 onwards	Feb 2007 onwards

Money Today, Ltd.	Non-executive director	Feb 2007 onwards	Feb 2007 onwards

Samsung Electro Mechanics Co., Ltd. (“SEM”)	Non-executive director	Mar 2005 to Dec 2006	In March 2006, the director resigned from the Bank

HAITAI Confectionery & Food Co. Ltd. (“HCF”)	Non-executive director	Mar 2003 to Mar 2006	In March 2006, the director resigned from the Bank

LG International Corp (“LG Int.”)	Non-executive director	Mar 2007 onwards	Feb 2007 onwards

Loans to related parties

The table below summarizes the changes in the amount of loans to directors, director nominees and executive officers.

(in millions of Won)	2005	2006
Loans, January 1,	1,633	4,283
New loans	3,243	2,999
Repayments	593	886

Loans, December 31,	4,283	6,396

The outstanding balances as of December 31, 2004, 2005 and 2006 and the related expense and income for the years then ended with respect to related party transactions were as follows:

	2004
(in millions of Won)	Trusts(1)	Pulmuwon	Kolon	DSME	Janssen Korea	Directors
Loans	—	—	25,360	—	6,500	1,633
Due from customers on acceptance	—	—	—	60,320	—	—
Receivables	86,403	—	—	—	—	—
Borrowings	787,764	—	—	—	—	—
Interest income on loans	—	150	1,927	—	98	140
Fees and commission income	152,769	—	—	107	—	—
Interest expense on borrowings	46,699	—	—	—	—	—

(1)	See Note 36

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	2005
(in millions of Won)	Trusts(1)	Janssen Korea	DSME	Money Today	SEM	EG	LG Int.	Directors
Loans	—	—	—	—	50,000	951	400	4,283
Due from customers on acceptances	—	—	49,212	—	—	4	—	—
Receivables	36,793	—	—	—	—	—	—	—
Borrowings	1,050,915	—	—	—	—	—	—	—
Interest income on loans	—	81	1	16	1,403	—	9	272
Fees and commission income	145,813	—	44	—	—	—	—	—
Interest expense on borrowings	29,229	—	—	—	—	—	—	—

(1)	See Note 36

	2006
(in millions of Won)	Trusts(1)	DSME	Money Today	SEM	HCF	LG Int.	Directors
Loans	—	—	—	—	—	2,930	6,396
Due from customers on acceptances	—	29,630	—	—	—	4,395	—
Receivables	12,075	—	—	—	—	—	—
Borrowings	1,266,518	—	—	—	—	—	—
Interest income on loans	—	—	7	640	513	48	325
Fees and commission income	117,719	187	—	—	—	5	—
Interest expense on borrowings	47,506	—	—	—	—	—	—

(1)	See Note 36

34.	Operating Subsidiaries

Operating subsidiaries of the Bank as of December 31, 2005 and 2006 were as follows:

	Country of Incorporation	Percentage Ownership(1)
		2005	2006
KB Data Systems Co., Ltd.	Korea	99.99%	99.99%
KB Futures Co., Ltd.	Korea	99.98%	99.98%
KB Investment Co., Ltd.	Korea	99.99%	99.99%
Kookmin Bank Int’l Ltd.	United Kingdom	100.00%	100.00%
KB Asset Management Co., Ltd.	Korea	80.00%	80.00%
KB Real Estate Trust Co., Ltd.	Korea	99.99%	99.99%
Jooeun Industrial Co., Ltd.(2)	Korea	99.99%	99.99%
Kookmin Bank Hong Kong Ltd.	Hong Kong	100.00%	100.00%
KB Credit Information Co., Ltd.	Korea	99.73%	99.73%

(1)	Direct and indirect ownership are combined.
(2)	The dissolution of Jooeun Industrial Co., Ltd. was approved during the shareholders’ meeting of the company on March 19, 2002.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

All holdings are in the common shares of the undertaking concerned. Certain VIEs, which have been consolidated in accordance with FIN No. 46(R) as of December 31, 2005 and 2006, are not included in the list of operating subsidiaries.

35.	Segment Reporting

For management reporting purposes, the Bank’s business segment results are reported to management under Korean GAAP. The Bank is organized into four major business segments: Retail Banking, Corporate Banking, Capital Markets Activities and Credit Card Operations. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization, and provide the basis on which the Bank reports its primary segment information:

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

Other operations of the Bank are comprised of activities of its subsidiaries and other consolidated entities, activities of trust account management activities, none of which constitute a separately reportable segment.

During 2005, the Bank combined its International Banking segment (i.e. transactions relating to overseas loans originated by the Bank’s overseas subsidiaries and branches), which was previously included in the International Banking and Capital Market Activities segment, into the Corporate Banking segment; however the Bank did not restate the prior years’ segment information due to the impracticability of obtaining reliable prior period segment information.

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

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A summary of the business segment results is shown in the following table:

Year ended December 31, 2004	Retail Banking	Corporate Banking(1)	Capital Markets Activities	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations(2)	Total
	(in millions of Won)
Operating income	12,225,287	3,119,004	9,558,181	2,584,888	928,889	28,416,249	(7,127,795)	21,288,454
Operating expense	11,138,450	3,532,234	9,296,770	2,959,420	883,574	27,810,448	(7,142,146)	20,668,302

Segment results	1,086,837	(413,230)	261,411	(374,532)	45,315	605,801	14,351	620,152

Interest income	11,610,455	2,960,193	2,417,265	1,406,470	254,797	18,649,180	(7,458,681)	11,190,499
Interest expense	7,487,402	1,837,681	2,660,061	385,608	212,215	12,582,967	(7,043,107)	5,539,860

Net interest income (expense)	4,123,053	1,122,512	(242,796)	1,020,862	42,582	6,066,213	(415,574)	5,650,639
Provision for credit losses	1,401,701	895,988	(10,154)	780,711	49,236	3,117,482	(52,954)	3,064,528
Non-interest income	614,832	158,811	7,140,916	1,178,418	674,092	9,767,069	330,886	10,097,955
Non-interest expense	2,003,773	749,689	6,621,946	1,736,502	559,381	11,671,291	(45,561)	11,625,730

Net non-interest income (expense)	(1,388,941)	(590,878)	518,970	(558,084)	114,711	(1,904,222)	376,447	(1,527,775)
Depreciation and amortization	245,574	48,876	24,917	56,599	62,742	438,708	(524)	438,184

Extraordinary gain	—	—	—	—	—	—	—	—
Net income (loss) before tax expense (benefit)	1,086,837	(413,230)	261,411	(374,532)	45,315	605,801	14,351	620,152
Income tax expense (benefit)	362,585	(168,187)	213,689	(154,668)	11,487	264,906	(690)	264,216

Net income (loss)	724,252	(245,043)	47,722	(219,864)	33,828	340,895	15,041	355,936
US GAAP adjustments	(220,706)	113,935	348,691	940,404	(457,547)	724,777	—	—
Inter-segment transactions	93,362	4,607	(358,183)	(155,189)	381,481	(33,922)	—	—

Consolidated net income (loss)	596,908	(126,501)	38,230	565,351	(42,238)	1,031,750	—	—

Segments’ total assets	88,512,608	43,132,877	39,283,803	7,678,108	5,782,617	184,390,013	(1,538,160)	182,851,853

(1)	Previously referred to as “International Banking and Capital Market Activities.”
(2)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

Year ended December 31, 2005	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations(1)	Total
	(in millions of Won)
Operating income	9,168,892	4,266,647	7,109,326	2,192,790	2,797,177	25,534,832	(6,494,764)	19,040,068
Operating expense	7,348,750	3,769,841	6,900,655	1,511,749	2,671,588	22,202,583	(6,409,622)	15,792,961

Segment results	1,820,142	496,806	208,671	681,041	125,589	3,332,249	(85,142)	3,247,107

Interest income	8,591,845	4,125,769	1,872,344	2,056,876	1,081,688	17,728,522	(8,243,171)	9,485,351
Interest expense	5,373,455	2,899,684	1,871,473	295,782	973,760	11,414,154	(6,683,028)	4,731,126

Net interest income (expense)	3,218,390	1,226,085	871	1,761,094	107,928	6,314,368	(1,560,143)	4,754,225
Provision for credit losses	371,697	375,696	(39)	608,140	15,696	1,371,190	119,022	1,490,212
Non-interest income	577,047	140,878	5,236,982	135,914	1,715,489	7,806,310	1,748,407	9,554,717
Non-interest expense	1,418,899	451,542	5,028,179	569,090	1,596,318	9,064,028	155,954	9,219,982

Net non-interest income (expense)	(841,852)	(310,664)	208,803	(433,176)	119,171	(1,257,718)	1,592,453	334,735
Depreciation and amortization	184,699	42,919	1,042	38,737	85,814	353,211	(1,570)	351,641

Extraordinary gain	—	—	—	—	—	—	—	—
Net income (loss) before tax expense (benefit)	1,820,142	496,806	208,671	681,041	125,589	3,332,249	(85,142)	3,247,107
Income tax expense (benefit)	500,539	136,621	57,385	187,287	118,244	1,000,076	5,976	1,006,052

Net income (loss)	1,319,603	360,185	151,286	493,754	7,345	2,332,173	(91,118)	2,241,055
US GAAP adjustments	(22,595)	118,309	(224,579)	508,289	(79,950)	299,474	—	—
Inter-segment transactions	(22,541)	(188,167)	1,274	(17,415)	311,399	84,550	—	—

Consolidated net income (loss)	1,274,467	290,327	(72,019)	984,628	238,794	2,716,197	—	—

Segments’ total assets	85,228,601	45,898,872	36,021,510	8,431,323	8,951,346	184,531,652	(1,628,930)	182,902,722

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Year ended December 31, 2006	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Subtotal before Eliminations	Eliminations(1)	Total
	(in millions of Won)
Operating income	10,372,125	5,264,795	8,967,453	2,255,927	2,456,546	29,316,846	(8,682,475)	20,634,371
Operating expense	8,679,272	4,759,951	8,950,173	1,522,010	1,891,295	25,802,701	(8,600,637)	17,202,064

Segment results	1,692,853	504,844	17,280	733,917	565,251	3,514,145	(81,838)	3,432,307

Interest income	9,503,999	4,937,620	2,738,507	1,907,104	1,042,109	20,129,339	(9,779,095)	10,350,244
Interest expense	6,417,851	3,857,489	2,837,558	347,364	278,028	13,738,290	(8,346,245)	5,392,045

Net interest income (expense)	3,086,148	1,080,131	(99,051)	1,559,740	764,081	6,391,049	(1,432,850)	4,958,199
Provision for credit losses	421,506	353,132	(5)	388,376	18,612	1,181,621	236,305	1,417,926
Non-interest income	868,126	327,175	6,228,946	348,823	1,414,437	9,187,507	1,096,620	10,284,127
Non-interest expense	1,685,804	514,710	6,111,728	749,389	1,492,542	10,554,173	(488,503)	10,065,670

Net non-interest income (expense)	(817,678)	(187,535)	117,218	(400,566)	(78,105)	(1,366,666)	1,585,123	218,457
Depreciation and amortization	154,111	34,620	892	36,881	102,113	328,617	(2,194)	326,423

Extraordinary gain	—	—	—	—	—	—	—	—
Net income (loss) before tax expense (benefit)	1,692,853	504,844	17,280	733,917	565,251	3,514,145	(81,838)	3,432,307
Income tax expense (benefit)	461,894	159,906	4,939	243,222	87,908	957,869	16,178	974,047

Net income (loss)	1,230,959	344,938	12,341	490,695	477,343	2,556,276	(98,016)	2,458,260
US GAAP adjustments	467,386	(218,695)	(198,231)	415,976	(168,718)	297,718	—	—
Inter-segment transactions	(65,524)	207,232	14,458	(41,999)	122,405	236,572	—	—

Consolidated net income (loss)	1,632,821	333,475	(171,432)	864,672	431,030	3,090,566	—	—

Segments’ total assets	88,647,438	56,422,392	36,847,803	8,703,817	10,047,610	200,669,060	(1,754,182)	198,914,878

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

The allowance for loan losses under US GAAP for each segment is as follows:

(in millions of Won)	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Total
As of December 31, 2005	912,417	1,931,956	1,909	331,196	34,534	3,212,012
As of December 31, 2006	614,470	1,591,482	1,792	205,151	55,483	2,468,378

Following is a reconciliation of the business segments’ total assets as of December 31, 2004, 2005 and 2006 to the consolidated total assets.

(in millions of Won)	2004	2005	2006
Segments’ total assets	184,390,013	184,531,652	200,669,060
US GAAP adjustments	(5,315,431)	(4,394,666)	(5,936,633)
Inter-segment transactions	(1,538,160)	(1,628,930)	(1,754,182)

Consolidated total assets	177,536,422	178,508,056	192,978,245

KOOKMIN BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Following is a reconciliation of the business segment’s revenue for the years ended December, 31, 2004, 2005 and 2006 to the consolidated revenue:

(in millions of Won)	2004	2005	2006
Segments’ revenue	28,416,249	25,534,832	29,316,846
US GAAP adjustments	(6,397,166)	(5,538,086)	(6,349,809)
Inter-segment transactions	(7,127,795)	(6,494,764)	(8,682,475)

Consolidated revenue	14,891,288	13,501,982	14,284,562

The adjustments presented in the tables above represent consolidated assets and revenues not specifically allocated to individual business segments.

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

36.	Trust Accounts

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

The Guaranteed Principal Money Trusts require the Bank to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Bank guarantees a specified rate of return on the principal amount invested in Guaranteed Fixed Rate Money Trusts. Based on the Bank’s analysis of potential risk and reward generated form the guaranteed trusts, the Guaranteed Fixed Rate Money Trusts were consolidated in the Bank’s financial statements in accordance with FIN No. 46(R). For further discussion on the consolidation scope of the trust accounts, refer to Note 9.

With respect to the managing of the trust accounts, the Bank charges investment management fees on the Guaranteed Principal Money Trusts and other performance based trusts, and receives commission income, including penalty charges for early withdrawal of fixed term deposits.

37.	Subsequent Events

Tax examination by the National Tax Service of Korea

During the first half of 2007, the National Tax Service of Korea conducted the regular examination of the Bank’s tax returns for the years 2002 through 2005. In connection with the examination, in May 2007, the Bank received written notification of tax adjustments in the amount (Won)189,509 million for corporate income tax from the National Tax Service of Korea and recorded the assessed amount as “Income Tax Expenses” for the year ended December 31, 2006.

Dividends declared

At the general stockholders’ meeting on March 23, 2007 the shareholders approved payment of a cash dividend of 73% of par value to stockholders of record as of December 31, 2006. The cash dividend amounting to (Won)1,227,784 million was paid on March 28, 2007.