Form 20-F
period 2007-12-31
KOOKMIN BANK
filed 2008-05-28
CIK 1143680

As filed with the Securities and Exchange Commission on May 28, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Kyu Sul Choi

36-3 Yeoido-dong, Yeongdeungpo-gu, Seoul 150-758, Korea

Telephone No.: +82-2-2073-8354

Facsimile No.: +82-2-2073-8360

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ IFRS	☐ Other

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, we have prepared financial information in accordance with United States generally accepted accounting principles, or U.S. GAAP. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 has been prepared in accordance with U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2007, which was (Won)935.8 = US$1.00.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers and our consolidated financial statements as of and for the years ended December 31, 2005, 2006 and 2007 have been audited by independent registered public accounting firm Deloitte Anjin LLC.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated income statement data

	Year ended December 31,
	2003		2004		2005		2006		2007		2007 (1)
	(in billions of Won, except common share data)										(in millions of US$, except common share data)
Interest and dividend income	(Won)	13,755	(Won)	12,092	(Won)	10,658	(Won)	11,405	(Won)	12,792	US$	13,670
Interest expense		6,462		5,516		4,757		5,342		6,687		7,146

Net interest income		7,293		6,576		5,901		6,063		6,105		6,524
Provision for credit losses		7,167		3,861		613		(100)		18		20
Non-interest income		2,914		2,800		2,844		2,880		4,013		4,288
Non-interest expense		4,406		4,032		4,314		4,522		5,135		5,485
Income tax expense (benefit)		(367)		448		1,099		1,423		1,206		1,289
Minority interests		(52)		3		3		5		4		5
Net income (loss) from continuing operations		(947)		1,032		2,716		3,093		3,755		4,013
Cumulative effect of accounting change, net of tax		—		—		—		(2)		—		—

Net income (loss)	(Won)	(947)	(Won)	1,032	(Won)	2,716	(Won)	3,091	(Won)	3,755	US$	4,013

Net income (loss) from continuing operations per common share
Net income (loss)—basic	(Won)	(2,905)	(Won)	3,367	(Won)	8,415	(Won)	9,194	(Won)	11,164	US$	11.93
Net income (loss)—diluted (2)		(2,905)		3,365		8,411		9,193		11,164		11.93
Net income (loss) per common share
Net income (loss)—basic	(Won)	(2,905)	(Won)	3,367	(Won)	8,415	(Won)	9,189	(Won)	11,164	US$	11.93
Net income (loss)—diluted (2)		(2,905)		3,365		8,411		9,188		11,164		11.93
Weighted average common shares outstanding-basic (in thousands of common shares)		326,000		306,432		322,786		336,351		336,346		336,346
Weighted average common shares outstanding-diluted (in thousands of common shares)		326,000		306,650		322,948		336,353		336,346		336,346
Cash dividends declared per common share (3)	(Won)	1,000	(Won)	—	(Won)	550	(Won)	550	(Won)	3,650	US$	3.90

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York in the United States.

(2)

Diluted earnings per share gives effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock for the relevant periods. Effective from 2003, we had one category of potentially dilutive common shares, which was shares issuable on exercise of stock options granted to directors and employees. Effective from August 2005, we changed the settlement method for such stock options to a cash settlement method (excluding certain outstanding stock options which were exercised in full in 2006), and accordingly there were no potentially dilutive common shares in 2007.

(3)	U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless these are the same.

Consolidated balance sheet data

	As of December 31,
	2003		2004		2005		2006		2007		2007 (1)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents	(Won)	3,170	(Won)	2,818	(Won)	3,086	(Won)	3,775	(Won)	2,770	US$	2,961
Restricted cash		2,770		1,822		2,259		3,277		3,996		4,271
Interest-bearing deposits in other banks		563		597		515		423		69		74
Call loans and securities purchased under resale agreements		3,959		2,993		1,716		1,738		1,628		1,740
Trading assets		3,517		6,096		4,754		3,744		6,594		7,047
Investments (2)		22,427		23,095		25,372		25,348		24,685		26,378
Loans (net of allowance for loan losses of (Won)5,772 billion in 2003, (Won)4,461 billion in 2004, (Won)3,212 billion in 2005, (Won)2,468 billion in 2006 and (Won)1,864 billion in 2007 )		140,213		133,794		134,939		149,216		170,721		182,433
Due from customers on acceptances		605		743		627		620		1,106		1,182
Premises and equipment, net		1,909		1,637		1,516		1,612		1,660		1,773
Accrued interest and dividends receivable		995		871		1,060		802		899		961
Security deposits		1,331		1,285		1,185		1,190		1,335		1,427
Goodwill		395		422		394		394		394		422
Other intangible assets, net		423		308		217		185		183		196
Other assets		1,702		1,055		868		654		1,643		1,752

Total assets	(Won)	183,979	(Won)	177,536	(Won)	178,508	(Won)	192,978	(Won)	217,683	US$	232,617

Liabilities and Stockholders’ Equity
Deposits:
Interest bearing	(Won)	128,144	(Won)	123,203	(Won)	121,787	(Won)	125,195	(Won)	134,760	US$	144,005
Non-interest bearing		3,460		3,017		3,912		4,345		3,678		3,930
Call money		225		652		1,253		168		794		849
Trading liabilities		762		2,297		1,078		1,223		1,812		1,936
Acceptances outstanding		605		743		627		620		1,106		1,182
Other borrowed funds		12,895		9,514		6,118		10,627		7,776		8,310
Accrued interest payable		3,938		3,495		3,307		3,698		4,196		4,483
Secured borrowings		8,207		6,121		8,118		7,463		6,315		6,748
Long-term debt		16,607		17,899		16,751		21,675		36,307		38,798
Other liabilities		2,552		2,900		4,151		3,174		3,953		4,224

Total liabilities		177,395		169,841		167,102		178,188		200,697		214,465

Minority interests		16		13		14		18		20		22
Common stock		1,682		1,682		1,682		1,682		1,682		1,797
Additional paid-in capital		5,393		5,400		5,416		5,404		5,405		5,776
Other		(507)		600		4,294		7,686		9,879		10,557

Stockholders’ equity		6,568		7,682		11,392		14,772		16,966		18,130

Total liabilities, minority interests and stockholders’ equity	(Won)	183,979	(Won)	177,536	(Won)	178,508	(Won)	192,978	(Won)	217,683	US$	232,617

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other securities.

Profitability ratios and other data

	Year ended December 31,
	2003	2004	2005	2006	2007
	(percentages)
Net income as a percentage of:
Average total assets (1)	(0.49)%	0.56%	1.50%	1.61%	1.80%
Average stockholders’ equity (1)	(7.17)	13.36	25.51	22.52	22.66
Dividend payout ratio (2)	—	16.33	6.81	39.73	21.95
Net interest spread (3)	3.68	3.62	3.29	3.15	2.84
Net interest margin (4)	4.01	3.84	3.53	3.43	3.17
Efficiency ratio (5)	43.17	43.00	49.33	50.56	50.75
Cost-to-average assets ratio (6)	2.28	2.19	2.38	2.36	2.46
Won loans (gross) as a percentage of Won deposits	108.30	108.00	106.34	112.16	119.48
Total loans (gross) as a percentage of total deposits	110.83	109.43	109.80	116.88	124.38

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our subsidiaries.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of net income.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Represents the ratio of non-interest expense to average total assets.

Capital ratios

	Year ended December 31,
	2003	2004	2005	2006	2007
	(percentages)
Total capital adequacy ratio (1)	9.81%	11.01%	12.95%	14.17%	12.62%
Tier I capital adequacy ratio (1)	6.03	6.67	9.67	10.07	9.74
Tier II capital adequacy ratio (1)	3.78	4.34	3.28	4.10	2.88
Average stockholders’ equity as a percentage of average total assets	6.83	4.20	5.87	7.17	7.95

(1)

Our capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. The computation is based on our consolidated financial statements prepared in accordance with Korean GAAP, which may differ in certain significant respects from U.S. GAAP. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2003		2004		2005		2006		2007
	(in billions of Won, except percentages)
Total loans	(Won)	145,858	(Won)	138,124	(Won)	138,012	(Won)	151,403	(Won)	172,189
Total non-performing loans (1)		4,116		3,175		3,149		2,143		1,339
Other impaired loans not included in non-performing loans		3,072		2,034		1,615		1,195		887
Total of non-performing loans and other impaired loans		7,188		5,209		4,764		3,338		2,226
Total allowance for loan losses		5,772		4,461		3,212		2,468		1,864
Non-performing loans as a percentage of total loans		2.82%		2.30%		2.28%		1.42%		0.78%
Non-performing loans as a percentage of total assets		2.24		1.79		1.76		1.11		0.62
Total of non-performing loans and other impaired loans as a percentage of total loans		4.93		3.77		3.45		2.21		1.29
Allowance for loan losses as a percentage of total loans		3.96		3.23		2.33		1.63		1.08

(1)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due more than 90 days.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year ended December 31,
	2005					2006					2007
	Average balance (1)		Interest income (2) (3) (4)		Average yield	Average balance (1)		Interest income (2) (3) (4)		Average yield	Average balance (1)		Interest income (2) (3) (4)		Average yield
	(in billions of Won, except percentages)
Assets
Cash and interest-earning deposits in other banks	(Won)	1,069	(Won)	27	2.53%	(Won)	860	(Won)	28	3.26%	(Won)	487	(Won)	19	3.90%
Call loans and securities purchased under resale agreements		2,378		78	3.28		1,415		60	4.24		1,201		60	5.00
Trading securities		3,342		129	3.86		3,318		159	4.79		5,070		247	4.87
Investment securities (5)		23,357		960	4.11		27,605		1,217	4.41		24,695		1,171	4.74
Loans:
Commercial and industrial		39,031		2,352	6.03		44,631		2,694	6.04		55,759		3,484	6.25
Construction loans		4,283		284	6.63		5,194		349	6.72		6,959		471	6.77
Other commercial		1,295		65	5.02		1,514		86	5.68		1,623		98	6.04
Mortgage and home equity		58,376		3,355	5.75		60,373		3,724	6.17		64,419		4,182	6.49
Other consumer		24,506		2,002	8.17		22,046		1,811	8.21		21,834		1,802	8.25
Credit cards (4)		8,369		1,362	16.27		8,547		1,221	14.29		9,451		1,200	12.70
Foreign commercial and industrial		1,219		44	3.61		1,152		56	4.86		1,112		58	5.22

Loans (total)		137,079		9,464	6.90		143,457		9,941	6.93		161,157		11,295	7.01

Total average interest earning assets		167,225		10,658	6.37		176,655		11,405	6.46		192,610		12,792	6.64

Cash and due from banks		4,997		—	—		5,102		—	—		5,964		—	—
Foreign exchange spot contracts and derivatives		5,786		—	—		5,798		—	—		4,869		—	—
Premises and equipment		1,641		—	—		1,504		—	—		1,649		—	—
Due from customers on acceptance		1,092		—	—		594		—	—		757		—	—
Loan loss allowance		(3,844)		—	—		(2,396)		—	—		(1,570)		—	—
Other non-interest earning assets		4,411		—	—		4,261		—	—		4,192		—	—

Total average non-interest earning assets		14,083		—	—		14,863		—	—		15,861		—	—

Total average assets	(Won)	181,308	(Won)	10,658	5.88	(Won)	191,518	(Won)	11,405	5.96	(Won)	208,471	(Won)	12,792	6.14

	Year ended December 31,
	2005					2006					2007
	Average balance (1)		Interest expense		Average cost	Average balance (1)		Interest expense		Average cost	Average balance (1)		Interest expense		Average cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	(Won)	614	(Won)	7	1.14%	(Won)	625	(Won)	11	1.76%	(Won)	605	(Won)	13	2.15%
Certificates of deposit		5,007		185	3.69		8,386		379	4.52		14,628		759	5.19
Other time deposits		66,229		2,388	3.61		62,015		2,433	3.92		63,082		2,778	4.40
Savings deposits		38,343		219	0.57		41,652		296	0.71		42,001		351	0.84
Mutual installment deposits		10,589		382	3.61		8,511		289	3.40		6,900		231	3.35

Deposits (total)		120,782		3,181	2.63		121,189		3,408	2.81		127,216		4,132	3.25
Call money		1,218		40	3.28		2,825		119	4.21		2,069		101	4.88
Borrowings from the Bank of Korea		687		14	2.04		653		15	2.30		539		16	2.97
Other short-term borrowings		7,474		275	3.68		7,574		339	4.48		9,335		462	4.95
Secured borrowings		7,109		310	4.36		8,622		389	4.51		7,688		379	4.93
Long-term debt		17,114		937	5.48		20,285		1,072	5.28		29,099		1,597	5.49

Total average interest bearing liabilities		154,384		4,757	3.08		161,148		5,342	3.31		175,946		6,687	3.80

Demand deposits		3,010		—	—		3,173		—	—		3,126		—	—
Foreign exchange spot contracts and derivatives		5,748		—	—		5,739		—	—		4,870		—	—
Acceptances to customers		760		—	—		593		—	—		813		—	—
Other non-interest bearing liabilities		6,759		—	—		7,139		—	—		7,142		—	—

Total average non-interest bearing liabilities		16,277		—	—		16,644		—	—		15,951		—	—

Total average liabilities		170,661		4,757	2.79		177,792		5,342	3.00		191,897		6,687	3.48

Stockholders’ equity		10,647		—	—		13,726		—	—		16,574		—	—

Total liabilities and stockholders’ equity	(Won)	181,308	(Won)	4,757	2.62	(Won)	191,518	(Won)	5,342	2.79	(Won)	208,471	(Won)	6,687	3.21

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our subsidiaries.
(2)

Interest income figures include dividends on securities and cash interest received on non-accruing loans. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Non-Accrual Loans and Past Due Accruing Loans.”

(3)	We do not invest in any tax-exempt securities.

(4)

Interest income from credit cards includes principally cash advance fees of (Won)880 billion, (Won)708 billion and (Won)597 billion and interest on credit card loans of (Won)217 billion, (Won)274 billion and (Won)370 billion for the years ended December 31, 2005, 2006 and 2007, respectively, but does not include interchange fees.

(5)

Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year ended December 31,
	2005	2006	2007
	(percentages)
Net interest spread (1)	3.29%	3.15%	2.84%
Net interest margin (2)	3.53	3.43	3.17
Average asset liability ratio (3)	108.32	109.62	109.47

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2006 compared to 2005 and 2007 compared to 2006. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2006 vs. 2005 Increase/(decrease) due to change in						2007 vs. 2006 Increase/(decrease) due to change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	(Won)	(6)	(Won)	7	(Won)	1	(Won)	(14)	(Won)	5	(Won)	(9)
Call loans and securities purchased under resale agreements		(37)		19		(18)		(10)		10		—
Trading securities		(1)		31		30		85		3		88
Investment securities		184		73		257		(134)		88		(46)
Loans
Commercial and industrial		338		4		342		692		98		790
Construction loans		61		4		65		119		3		122
Other commercial		12		9		21		6		6		12
Mortgage and home equity		117		252		369		257		201		458
Other consumer		(202)		11		(191)		(17)		8		(9)
Credit cards		28		(169)		(141)		122		(143)		(21)
Foreign commercial and industrial		(3)		15		12		(2)		4		2

Total interest income		491		256		747		1,104		283		1,387

	2006 vs. 2005 Increase/(decrease) due to change in						2007 vs. 2006 Increase/(decrease) due to change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest bearing liabilities
Deposits:
Demand deposits		0		4		4		0		2		2
Certificates of deposit		146		48		194		317		63		380
Other time deposits		(158)		203		45		42		303		345
Savings deposits		20		57		77		3		52		55
Mutual installment deposits		(72)		(21)		(93)		(54)		(4)		(58)
Call money		65		14		79		(35)		17		(18)
Borrowings from the Bank of Korea		(1)		2		1		(3)		4		1
Other short-term borrowings		4		60		64		85		38		123
Secured borrowings		68		11		79		(44)		34		(10)
Long-term debt		169		(34)		135		482		43		525

Total interest expense		241		344		585		793		552		1,345

Total net interest income	(Won)	250	(Won)	(88)	(Won)	162	(Won)	311	(Won)	(269)	(Won)	42

Exchange Rates

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2007, which was (Won)935.8 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On May 23, 2008, the noon buying rate was (Won)1,045.5 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average (1)	Period-End
2003	(Won)1,146.0	(Won)1,262.0	(Won)1,193.0	(Won)1,192.0
2004	1,035.1	1,195.1	1,139.3	1,035.1
2005	997.0	1,059.8	1,023.8	1,010.0
2006	913.7	1,002.9	954.3	930.0
2007	903.2	950.2	929.0	935.8
November	905.2	932.8	918.1	920.9
December	918.9	943.4	931.1	935.8
2008 (through May 23)	935.2	1,047.0	976.0	1,045.5
January	935.2	953.2	942.1	943.4
February	937.2	948.2	943.9	942.8
March	947.1	1,021.5	981.7	988.6
April	973.5	1,005.0	986.9	1,005.0
May (through May 23)	1,004.0	1,047.0	1,034.3	1,045.5

Source:    Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased rapidly in Korea. As the leading retail bank in Korea, our portfolio of retail loans, in particular, mortgage and home equity loans, has grown from (Won)81,204 billion as of December 31, 2003 to (Won)88,839 billion as of December 31, 2007. As of December 31, 2007, our retail loans represented 51.6% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans is often unsecured and therefore tends to carry a higher credit risk, has decreased from (Won)28,727 billion as of December 31, 2003 to (Won)23,020 billion as of December 31, 2007; as a percentage of total outstanding retail loans, such balance has also decreased from 29.8% as of December 31, 2003 to 25.9% as of December 31, 2007. The growth of our retail lending business, which generally offers higher margins than other lending activities, contributed significantly to our interest income and profitability in recent years. Although the size of our retail portfolio decreased in 2005 due to increased delinquencies in 2003 and 2004, heightened competition and government regulation in the retail loan lending segment, in 2006 and 2007, our retail portfolio increased primarily as a result of increases in mortgage and home equity loans.

The growth of our retail loan portfolio in prior years led to significant increases in delinquency levels in 2003 and 2004, although delinquency levels stabilized starting in 2005. Higher delinquencies in 2003 and 2004 required us to increase our loan loss provisions and charge-offs, which in turn adversely affected our financial condition and results of operations. While our non-performing retail loans (defined as those that are over 90 days past due) decreased from (Won)1,613 billion as of December 31, 2003 to (Won)398 billion as of December 31, 2007 due to the relative stabilization of delinquency levels from 2005, there is no assurance that delinquency levels for our retail loans will not rise in the future.

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

In September 2003, we merged Kookmin Credit Card, our credit card subsidiary, into us in response to its liquidity problems stemming from the deteriorating asset quality of its credit card portfolio. The acquisition of minority interest was accounted for under the purchase method of accounting, and we stepped up the assets and liabilities acquired to their fair values at the date of acquisition. The excess of fair value of purchase consideration over the fair value of net assets acquired was recognized as goodwill. Following the merger, our credit card operations continued to record significant additional net losses through the first three quarters of 2004. This was primarily due to high delinquency levels and substantial charge-offs and loan loss provisions. Our delinquency ratio (which represents the ratio of amounts that are overdue by one day or more to total outstanding balances) with respect to our credit card portfolio was 21.6%, 8.42%, 5.8%, 4.81% and 3.60% as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively. While our strengthened risk management efforts have resulted in decreases in the delinquency ratio, credit card delinquencies may increase in the future as a result of, among other things, adverse economic developments in Korea and the inability of Korean consumers to manage increased household debt.

In addition, in line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans and also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We have discontinued the practice of providing substituted cash advances from January 2004. As of December 31, 2007, these restructured loans outstanding amounted to (Won)64 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by one day or more accounted for 4.05% of our credit card receivables (including credit card loans) as of December 31, 2007.

Despite our successful efforts to improve our credit card asset quality and performance, we may again experience losses on our credit card operations in the future, which may adversely affect our overall financial condition and results of operations.

Risk relating to our small- and medium-sized enterprise loan portfolio

We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). We estimate, based on our internal classifications made for Korean GAAP purposes, that our loans to small- and medium-sized enterprises increased from (Won)41,540 billion as of December 31, 2003 to (Won)54,116 billion as of December 31, 2007. During that period, we estimate that non-performing loans to small- and medium-sized enterprises decreased from (Won)1,416 billion to (Won)882 billion and the non-performing loan ratio for such loans decreased from 3.4% as of December 31, 2003 to 1.6% as of December 31, 2007. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 1.1% as of December 31, 2007. Until December 31, 2006, the delinquency ratio for loans to small- and medium-sized enterprises was calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are overdue by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. From January 1, 2007, the delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans on a Korean GAAP basis decreased from 1.04% as of December 31, 2006, calculated using the old method of calculation, to 0.56% as of December 31, 2007, calculated using the new method of calculation, but may rise again in the future. We have taken measures to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as construction, hotels, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future.

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

A substantial part of our small- and medium-sized enterprise lending comprises loans to “small office/home office” customers, or SOHOs. SOHOs, which we currently define to include sole proprietorships and individual business interests, are usually dependent on a limited number of suppliers or customers. SOHOs tend to be affected to a greater extent than larger corporate borrowers by fluctuations in the Korean economy. In addition, SOHOs often maintain less sophisticated financial records than other corporate borrowers. Although we continue to make efforts to improve our internally developed credit rating systems to rate potential borrowers, particularly with respect to SOHOs, and intend to manage our exposure to these borrowers closely in order to prevent any deterioration in the asset quality of our loans to this segment, we may not be able to do so as intended.

Risks relating to our strategy

Although increasing our fee income is an important part of our strategy, we may not be able to do so.

We have historically relied on interest income as our primary revenue source. While we have developed new sources of fee income as part of our business strategy, our ability to increase our fee income and thereby reduce our dependence on interest income will be affected by the extent to which our customers generally accept the concept of fee-based services. Historically, customers in Korea have generally been reluctant to pay fees in return for value-added financial services, and their continued reluctance to do so will adversely affect the implementation of this aspect of our strategy.

In March 2007, we reduced or waived many of the fees we charge on our banking services, in response to customer demand. Specifically, we reduced or waived our fees on fund transfers through our Internet, mobile and telephone banking services, as well as on transfers and after-hour withdrawals through ATMs. We also reduced our wire transfer fees and eliminated the fees we charge on issuance of bankers’ checks and certain tax-related statements. These measures may continue to limit the growth in our banking-related fee income.

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

We compete principally with other financial institutions in Korea, including Korean banks and branches of foreign banks operating in Korea. In the retail and small- and medium-sized enterprise lending business, which has been our traditional core business, competition has increased significantly and is expected to increase further. Most Korean banks have been focusing on retail customers and small- and medium-sized enterprises in recent years, although they are beginning to increase their exposure to large corporate borrowers, and they have engaged in aggressive marketing campaigns and made significant investments in the retail and small- and medium-sized enterprise segments. In addition, the profitability of our retail and credit card operations may decline as a result of growing market saturation in the retail lending and credit card segments, increased interest rate competition, pressure to lower the fee rates applicable to our credit cards (particularly merchant fee rates) and higher marketing expenses. Intense and increasing competition has made and continues to make it more difficult for us to secure retail, credit card and small- and medium-sized customers with the credit quality and on credit terms necessary to achieve our business objectives in a commercially acceptable manner.

In addition, we believe that regulatory reforms, including the enactment of the Financial Investment Services and Capital Market Act in 2007, and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in 2005 and Chohung Bank’s merger with Shinhan Bank in April 2006, as well as the proposed acquisition of Korea Exchange Bank by HSBC. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities, guarantees and acceptances and other exposures) as of December 31, 2007, nine were to companies that were members of the 42 largest chaebols in Korea. As of that date, the total amount of our exposures to the 42 largest chaebols was (Won)15,524 billion, or 7.4% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2007, our loans and guarantees to companies that were in workout or court-supervised restructuring (including composition and corporate reorganization) amounted to (Won)391 billion or 0.2% of our total loans and guarantees, of which (Won)221 billion or 56.5% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for losses on these loans and guarantees amounted to (Won)184 billion, or 47.1% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2007 with respect to such securities of companies in workout or court-supervised restructuring (including composition and corporate reorganization) amounted to (Won)36 billion, or less than 0.1% of our total exposures, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (as well as 75% or more of the total outstanding secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

Our current allowances for losses on loans and guarantees to construction companies may not be sufficient to cover all future related losses.

We have established allowances for losses on loans and guarantees to construction companies that we consider to have a greater likelihood of becoming non-performing. As of December 31, 2007, we had loans and guarantees outstanding to construction companies in the amount of (Won)9,151 billion, or 5.1% of our total loans and guarantees, of which (Won)187 billion or 2.0% was classified as substandard or below. As of the same date, our allowance for losses on these loans and guarantees amounted to (Won)115 billion, or 61.5% of the amount classified as substandard or below, and 1.3% of the total. More than half of our exposure to construction companies consists of loans to small- and medium-sized enterprises. These allowances may not be sufficient to cover all future losses arising from our exposure to construction companies.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2007, our loans and guarantees to our 20 largest borrowers totaled (Won)6,528 billion and accounted for 3.6% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to Hyundai Heavy Industries, to which we had outstanding credit exposures (all of which was in the form of guarantees and acceptances) of (Won)1,550 billion, representing 0.9% of our total loans and guarantees. Any further deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

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

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 40% to 60% of the appraised value of collateral (except in areas of high speculation designated by the government where we are required to limit our lending to 40% of the appraised value of collateral) and to periodically re-appraise our collateral, downturns in the real estate markets in Korea from time to time have resulted in declines in the value of the collateral securing some loans to levels below their outstanding principal balance. Future declines in real estate prices would reduce the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

As of December 31, 2007, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of (Won)5,540 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

We have been assessed additional income taxes in respect of prior years as a result of a tax audit by the National Tax Service of Korea, and our appeal with respect to a portion of such assessment may not be successful.

During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of us for the fiscal years 2002, 2003, 2004 and 2005, as a result of which we were assessed (Won)190 billion (including residence tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income taxes for prior years amounting to (Won)292 billion (including residence tax) for tax deficiencies. We paid the entire amount of such additional assessments in 2007. We have filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to (Won)482 billion (including residence tax) and recorded (Won)481 billion of such income taxes paid as “Other Assets” in our consolidated financial statements as of December 31, 2007 upon adoption of FIN No. 48, “Accounting for Uncertainty in Income Taxes.” See “Item 5A. Operating Results—Critical Accounting Policies—Valuation Allowance for Deferred Tax Assets and Uncertain Tax Positions.” However, there is no guarantee that such appeal will be successful or that we will not be assessed additional income taxes in respect of prior years as a result of further tax audits by the National Tax Service of Korea.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2007, we had (Won)64 billion as special reserves in trust account assets for which we provided guarantees of principal. There were no significant transfers from general banking operations to cover deficiencies in guaranteed trust accounts in 2005, 2006 and 2007. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

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

Neither we nor our subsidiaries are required to, and we and our subsidiaries do not, prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance. See “Item 5B. Liquidity and Capital Resources—Selected Financial Information under Korean GAAP” and “—Reconciliation with Korean GAAP.” As a result, our provision and allowance levels reflected under Korean GAAP in our results as of the end of and for 2003, 2004, 2005, 2006 and 2007 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

Risks relating to liquidity and capital management

Difficult conditions in the global credit and financial markets could adversely affect our liquidity and performance.

During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. These conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global credit and financial markets. Recent increases in credit spreads, as well as limitations on the availability of credit, may affect our ability to borrow, which may adversely affect our liquidity and performance. In the event that the current difficult conditions in the global credit markets continue, we may be forced to fund our operations at a higher cost or we may be unable to raise as much funding as we need to support our lending and other activities. This could cause us to curtail our business activities and could increase our cost of funding, both of which may reduce our profitability.

A considerable increase in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which, as a result, could adversely affect us.

From 2000 to 2004, interest rates in Korea declined to historically low levels as the government sought to stimulate economic growth through active rate-lowering measures. Interest rates started to rebound in the second half of 2005 and continued to rise in 2006 and 2007, although they have remained relatively flat in the first quarter of 2008. The vast majority of debt securities we hold pay interest at a fixed rate. However, all things being equal and assuming that the interest rate sensitivity gap of our assets and liabilities is narrow, a considerable increase in interest rates would lead to a decline in the value of the debt securities in our portfolio. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. A considerable rise in interest rates may therefore require us to rebalance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2007, approximately 93.6% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital to maintain our capital adequacy ratios, which we may not be able to do on favorable terms or at all.

Pursuant to the capital adequacy requirements of the Financial Services Commission, we are required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. As of December 31, 2007, our Tier I capital adequacy ratio was 9.74% and our combined Tier I and Tier II capital adequacy ratio was 12.62%, which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratio may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

If our capital adequacy ratio deteriorates, we may be required to obtain additional Tier I or Tier II capital in order to remain in compliance with the applicable capital adequacy requirements. We may not be able to obtain additional capital on favorable terms, or at all. Our ability to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other Asian countries are seeking to raise capital at the same time. To the extent that we fail to maintain our capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on us ranging from a warning to suspension or revocation of our license. For a description of the capital adequacy requirements of the Financial Services Commission, see “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

We may face increased capital requirements under the new Basel Capital Accord.

Beginning on January 1, 2008, the Financial Supervisory Service implemented the new Basel Capital Accord, referred to as Basel II, in Korea, which has substantially affected the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on credit risk and market risk and on capital adequacy and asset soundness as measures of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk. Our implementation of Basel II may require an increase in our capital requirements, which may require us to either improve our asset quality or raise additional capital.

In addition, under Basel II, we are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating credit risk capital requirements. We have voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing our credit risk capital requirements. In December 2007, the Financial Supervisory Service approved our internal ratings-based approach for credit risk, and we became the first Korean bank permitted to use such internal ratings-based approach. For regulatory reporting purposes, from January 1, 2008, we have implemented our internal ratings-based approach for credit risk, beginning with our credit risk with respect to retail and small and medium-sized enterprise loan and asset-backed securities portfolios, and plan to further implement our internal ratings-based approach to other classes of credit risk exposure on a phased rollout basis between 2008 and 2010 based on consultations with the Financial Supervisory Service. A standardized approach will be used in measuring credit risk for those classes of exposure for which our internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the government, public institutions and other banks) for which the internal ratings-based approach will not be applied. We plan to implement the “Advanced Internal Ratings-based Approach” for credit risk in the near future. We have also implemented a standardized approach for operational risk beginning on January 1, 2008, and plan to implement the “Advanced Measurement Approach” for operational risk from January 2009. For internal measurement purposes, we began to implement the Advanced Internal Ratings-based Approach for credit risk commencing in 2007 and the Advanced Measurement Approach for operational risk commencing in 2008. We recently conducted a Quantitative Impact Study (or QIS) as of June 30, 2007, in accordance with instructions from the Financial Supervisory Service. The results of the QIS indicated that our capital adequacy ratio increased under the internal ratings-based approach, whereas our capital adequacy ratio decreased marginally under the standardized approach. While we believe that the implementation of our internal ratings-based approach in 2008 has increased our capital adequacy ratio and led to a decrease in our credit risk-related capital requirements as compared to those under our previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in our credit risk capital requirements in the future, which may require us to either improve our asset quality or raise additional capital.

See “Item 5A. Operating Results—Overview—New Basel Capital Accord” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

Risks relating to government regulation and policy

New loan loss provisioning guidelines implemented by the Financial Services Commission may require us to increase our provisioning levels under Korean GAAP, which could adversely affect us.

In recent years, the Financial Services Commission (formerly the Financial Supervisory Commission) has implemented changes to the loan loss provisioning requirements applicable to Korean banks under Korean GAAP, which have resulted in increases to our provisions and have adversely impacted our reported results of operations and financial condition under Korean GAAP. Until 2004, the requirement to establish allowances for possible losses in respect of confirmed acceptances and guarantees applied only to those classified as substandard or below. Commencing in the second half of 2005, the requirement was extended to cover confirmed acceptances and guarantees classified as normal or precautionary, as well as unconfirmed acceptances and guarantees and bills endorsed. Similarly, until 2004, the requirement to establish other allowances in respect of unused credit lines applied only to the unused credit limit for cash advances on active credit card accounts, defined as those with a transaction recorded during the past year. Commencing in the second half of 2005, the requirement was extended to cover the unused credit limit for credit card purchases on active accounts, as well as the unused credit limit on consumer and corporate loans. These changes resulted in a significant increase in our allowance for acceptances and guarantees and other allowances under Korean GAAP, and a corresponding decrease in our income before income tax under Korean GAAP, in 2005.

Furthermore, in the second half of 2006, the Financial Services Commission increased the minimum required provisioning levels applicable to loans, confirmed and unconfirmed acceptances and guarantees, bills endorsed and unused credit lines that are classified as normal and precautionary. The Financial Services Commission also extended the requirement to establish other allowances on unused credit lines to cover inactive credit card accounts. These changes resulted in a significant increase in our allowance for loan losses, allowance for acceptances and guarantees and other allowances under Korean GAAP, and a corresponding decrease in our income before income tax under Korean GAAP, in 2006.

In addition, in the second half of 2007, the Financial Services Commission increased the minimum required provisioning levels applicable to corporate loans and other credits classified as normal. See “Item 4B. Business

Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.” This change resulted in a significant increase in our allowance for loan losses, allowance for acceptances and guarantees and other allowances for unused lines of credit under Korean GAAP, and a corresponding decrease in our income before income tax under Korean GAAP, in 2007.

Also, in November 2004, the Financial Services Commission announced that it will implement new loan loss provisioning guidelines by the end of 2007 under which Korean banks will take into account “expected losses” with respect to credits in establishing their allowance for loan losses, instead of establishing such allowances based on the classification of credits under the current asset classification criteria. Under the new guidelines, all Korean banks were advised to establish systems to calculate their “expected losses” based on their historical losses during 2005. The Financial Services Commission also announced that Korean banks could voluntarily comply with the new loan loss provisioning guidelines commencing in 2005. Specifically, in the second half of 2005, banks that had implemented a credible internal system for evaluating “expected losses” could establish their allowance for loan losses based on their historical losses, so long as the total allowance for loan losses established exceeded the levels required under the asset classification-based provisioning guidelines. Similarly, in the first half of 2006, banks that had implemented a credible system for evaluating “expected losses” could establish their allowance for loan losses based on such expected losses, so long as the total allowance established exceeded required levels. We complied with the new guidelines and developed a system for evaluating “expected losses” in establishing our allowance for loan losses. However, the Financial Services Commission has not since released any further details regarding the new guidelines, and it is unclear when such new guidelines will be implemented in the future. Full compliance with the new guidelines may increase our provisions for loan losses under Korean GAAP compared to previous levels established under the asset classification-based provisioning guidelines.

Any future required increases in our provisions for loan losses under Korean GAAP could have an adverse effect on our reported results of operations and financial condition under Korean GAAP and our reported capital adequacy ratio, which in turn may adversely affect the market price of our common stock and ADSs.

Government regulation of retail lending, particularly mortgage and home equity lending, has become more stringent, which may adversely affect our retail banking operations.

In light of concerns regarding the potential risks of excessive retail lending, particularly mortgage and home equity lending, the Korean government has in recent years adopted more stringent regulations with respect to retail lending by Korean banks. The Korean government has also expressed a continuing commitment to stabilize rising prices in the real estate market and a willingness to implement necessary measures for this purpose. For example, in 2004, 2005 and 2006, the Korean government:

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

Due to the rapid growth of the credit card market and rising consumer debt levels in Korea in prior years, the Korean government has heightened its regulatory oversight of the credit card industry. From mid-2002 through early 2003, the Ministry of Strategy and Finance (formerly the Ministry of Finance and Economy) and the Financial Services Commission adopted a variety of amendments to existing regulations governing the credit card industry. Among other things, these amendments increased minimum required provisioning levels applicable to credit card receivables, required the reduction in volumes for certain types of credit card loans, increased minimum capital ratios and allowed the imposition of new sanctions against credit card companies that failed to meet applicable requirements. The Financial Services Commission and the Financial Supervisory Service also implemented a number of changes to the rules governing the evaluation and reporting of credit card balances and delinquency ratios, as well as procedures governing which persons may receive credit cards. For more details relating to these regulations, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

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

The Korean government has enacted the Financial Investment Services and Capital Market Act, which may intensify competition in the Korean financial industry.

In July 2007, the National Assembly of Korea enacted the Financial Investment Services and Capital Market Act, a new law relating to the integration and rationalization of the Korean capital markets and financial investment products industry. The new law will become effective in February 2009. When the Financial Investment Services and Capital Market Act becomes effective, we and other banks in Korea may face greater competition in the Korean financial services market from securities companies and other non-bank financial institutions. For example, securities companies currently are not permitted to accept deposits other than for purposes of securities investment by customers and may not provide secondary services in connection with securities investments such as settlement and remittance relating to such deposits. However, under the Financial Investment Services and Capital Market Act, financial investment companies, which will replace the current securities companies, among others, will be able to provide such secondary services. See “Item 4B. Business Overview—Supervision and Regulation—Financial Investment Services and Capital Market Act.” Accordingly, we and other banks in Korea may experience a loss of customer deposits (which in turn may result in a need to seek alternative funding sources and an increase in our funding costs), as well as a decrease in our settlement and remittance service fee income.

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

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In October 2007, Korea and North Korea held a summit meeting to discuss easing tensions and fostering peace on the Korean peninsula. Despite these recent initiatives, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future.

In particular, there is no guarantee that the new administration in Korea, which took office in February 2008, will continue the policy on North Korea of the previous administration or that the high-level contacts between Korea and North Korea will continue. Any further increase in tension, including a breakdown of high-level contacts between Korea and North Korea or occurrence of military hostilities, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

Unfavorable financial and economic developments in Korea may have an adverse effect on us.

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the economy is subject to many factors beyond our control. Recent developments in the Middle East, including the war in Iraq and its aftermath, higher oil and commodity prices, the general weakness of the U.S. and global economy, the possibility of an outbreak of avian flu in Asia and other parts of the world, and recent difficult conditions and volatility in the U.S. and worldwide credit markets have increased the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy for some time. Any future deterioration of the Korean or global economy could adversely affect our financial condition and results of operations.

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

•	the economic impact of any pending or future free trade agreements, including the Free Trade Agreement recently negotiated with the United States;

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea ;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea and/or the United States.

Labor unrest in Korea may adversely affect our operations.

Any future economic downturn in Korea or an increase in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistics Office, the unemployment rate increased slightly from 3.6% in 2003 and 3.7% in 2004 and 2005 but decreased slightly to 3.5% in 2006. In 2007, the unemployment rate decreased to 3.2%. An increase in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Financial instability in other countries, particularly emerging market countries in Asia, could adversely impact our business and cause the price of the ADSs to go down.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia, including China. Financial turmoil in Asia, Russia and elsewhere in the world in the past has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. In December 2003, we invested approximately 121 million Singapore dollars for an approximately 25% interest in Sorak Financial Holdings, which acquired an approximately 57% interest in Bank Internasional Indonesia. In March 2008, our board of directors approved the sale of our ownership interest in Sorak Financial Holdings to Malayan Banking Berhad, the closing of which remains subject to regulatory approvals. In March 2008, we also entered into an agreement to acquire a 29.99% stake in JSC Bank CenterCredit, a Kazakhstan bank, for approximately (Won)621 billion and plan to acquire a controlling stake of 50.1% or more in JSC Bank CenterCredit within 30 months from the closing of the initial investment. We may make similar investments outside Korea in the future. We cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again in Asia or in other markets in which we may invest, or that such events will not have an adverse effect on our business or the price of our common stock and ADSs.

Risks relating to our common stock and ADSs

Ownership of our common stock is restricted under Korean law.

Under Korean law, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the outstanding shares of voting stock of a nationwide bank such as us, with the exception of certain stockholders that are non-financial group companies, whose applicable limit is 4.0%. The Korean government, the Korea Deposit Insurance Corporation and bank holding companies are exempt from this limit, and investors may also exceed the 10.0% limit upon filing a report with, or approval by, the Financial Services Commission. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.” To the extent that the total number of shares of our common stock (including those represented by ADSs) that a holder and its affiliates own together exceeds the applicable limits, that holder will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order that holder to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal.

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

Our common stock is listed on the Stock Market Division of the Korea Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the Stock Market Division of the Korea Exchange has prescribed a fixed range in which share prices are permitted to move on a daily basis. In the 1990’s, the Korea Composite Stock Price Index, known as the “KOSPI,” reached a peak for the decade of 1,138.75 in 1994 and subsequently fell to a low of 280.00 in 1998. On May 23, 2008, the KOSPI closed at 1,827.94. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Our legal and commercial name is Kookmin Bank. Our registered office and principal executive offices are located at 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul, Korea 100-703. Our telephone number is 822-2073-8354. Our agent in the United States, Kookmin Bank, New York Branch, is located at 565 Fifth Avenue, 24th Floor, New York, NY 10017. Its telephone number is (212) 697-6100.

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

In June 1998, we acquired certain assets, including loans the majority of which were considered performing as of the purchase date, and assumed most of the liabilities of DaeDong Bank, pursuant to a directive from the Financial Services Commission in connection with a government program to support the deteriorating financial sector in Korea. We assumed 519 out of 1,740 employees and 49 out of 108 branches of DaeDong Bank. As of the date of the acquisition, there was a net shortfall of (Won)1,687 billion between the value of the assets we acquired and the value of the liabilities we assumed. We received cash and debt securities issued by the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation in connection with the acquisition.

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

In June 1998, H&CB acquired certain assets, including loans the majority of which were considered performing as of the purchase date, and assumed most of the liabilities of DongNam Bank, pursuant to a directive from the Financial Services Commission in connection with a government program to support the deteriorating financial sector in Korea. H&CB assumed 650 out of 1,661 employees and 49 out of 116 branches of DongNam Bank. As of the date of the DongNam Bank acquisition, there was a net shortfall of (Won)1,453 billion between the value of the assets it acquired and the value of the liabilities it assumed. As in the case of the former Kookmin Bank, H&CB received cash and debt securities issued by the Korea Deposit Insurance Corporation and the Korea

Asset Management Corporation in connection with the acquisition. The acquisition of DongNam Bank strengthened H&CB’s business presence in the southeastern region of Korea where DongNam Bank was based.

In July 1999, H&CB entered into an investment agreement with certain affiliates of the ING Groep N.V., a leading global financial services group. Through ING Insurance International B.V. and ING International Financial Holdings, ING Groep N.V. invested (Won)332 billion to acquire 9,914,777 new common shares of H&CB representing 9.99999% of H&CB’s outstanding common shares. As of December 31, 2007, ING Groep N.V. beneficially owned 4.08% of our outstanding common stock. For more details regarding our relationship with ING Groep N.V., see “Item 4B. Business Overview—Other Businesses—Bancassurance,” “Item 7B. Related Party Transactions” and “Item 10C. Material Contracts.”

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

Business

We are the largest commercial bank in Korea. As of December 31, 2007, we had total assets of (Won)217,683 billion and total deposits of (Won)138,438 billion. On the asset side, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. On the deposit side, we provide a full range of deposit products and related services to both individuals and enterprises of all sizes.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined network of 1,205 branches as of December 31, 2007, the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2007, we had a customer base of over 26 million retail customers, which represented approximately one-half of the Korean population. Of the population in Korea between the ages of 20 and 40, approximately two-thirds have accounts with us. As of December 31, 2007, we also had over 135,000 small- and medium-sized enterprise customers on the deposit-taking side.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2007 retail loans, credit card loans and credit card receivables accounted for 57.7% of our total loan portfolio:

	As of December 31,
	2005			2006			2007
	(in billions of Won, except percentages)
Retail
Mortgage and home equity (1)	(Won)	59,143	42.9%	(Won)	63,982	42.3%	(Won)	65,819	38.2%
Other consumer (2)		23,114	16.7		21,589	14.2		23,020	13.4
Total retail		82,257	59.6		85,571	56.5		88,839	51.6
Credit card		8,369	6.1		8,955	5.9		10,429	6.1
Corporate		46,157	33.4		56,096	37.1		71,585	41.6
Capital markets activities and international banking		1,229	0.9		781	0.5		1,336	0.7

Total loans	(Won)	138,012	100.0%	(Won)	151,403	100.0%	(Won)	172,189	100.0%

(1)

Includes (Won)1,174 billion, (Won)1,137 billion and (Won)1,144 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2005, 2006 and 2007, respectively.

(2)	Includes (Won)7,620 billion, (Won)7,481 billion and (Won)7,924 billion of overdraft loans as of December 31, 2005, 2006 and 2007, respectively.

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

In keeping with current industry trends, our credit exposure to large corporate customers has recently increased as a percentage of our total loan portfolio, and we continue to seek to maintain and expand quality relationships by providing these customers with an increasing range of fee-related services.

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly in recent years as the nationwide trend towards credit card use accelerated. As of December 31, 2007, we had approximately 9 million holders of KB Card.

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

•

develop and sell more varied corporate financial products, consisting of transactional banking products which provide higher margin and less risk such as “cyber branch” products to large corporate customers and “cyber CFO” products to small- and medium-sized enterprise customers;

•	generate more fee income from large corporate customers through business-to-business transactions, foreign exchange transactions and derivative and other investment products;

•	strengthen our marketing system based on our accumulated expertise in order to attract top-tier corporate customers;

•	focus on enhancing our channel network in order to provide the best service by strengthening our corporate customer management; and

•	further develop and train our core professionals with respect to this market, including through programs such as the “career development path.”

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

•

Improving our internal compliance policy and ensuring strict application in our daily operations. We have improved our monitoring capabilities with respect to our internal compliance by providing training and educational programs to our management and employees. We have also implemented strict compliance policies to maintain the integrity of our risk management system.

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

We plan to establish new mid- to long-term strategies to address changes in our operations and market conditions, including the pending effectiveness of the Financial Investment Services and Capital Market Act in February 2009.

Becoming a comprehensive financial service provider by reorganizing into a financial holding company structure

We believe the Korean financial services market has been undergoing significant change, including as a result of the recent enactment of the Financial Investment Services and Capital Market Act, and that the resulting trend toward consolidation and convergence, as well as the growing presence of foreign financial institutions in the Korean financial market and the expansion of the overseas presence and operations of Korean financial institutions, may provide significantly greater competition for us in the future. In light of such changes, our management has determined that there is a growing need for our bank to become a comprehensive financial service provider that offers customers multiple services including investment banking, insurance, wealth management and other services and to become a global firm that can effectively compete with foreign financial institutions. Our management, after considering a range of options to improve our competitive position, has determined that we and certain of our subsidiaries need to reorganize under a financial holding company structure in order to achieve the objectives mentioned above. On April 30, 2008, our board of directors approved a plan for a “comprehensive stock transfer” under Article 360-15 of the Korean Commercial Code, whereby we and certain of our subsidiaries will become subsidiaries of a new financial holding company and holders of shares of our common stock will transfer all of their shares to such new financial holding company for our bank, tentatively to be called KB Financial Group, and in return receive KB Financial Group common stock. We plan to submit such stock transfer plan to our stockholders for their approval in an extraordinary general meeting of stockholders, which is expected to be held in the third quarter of 2008.

Branch Network

As of December 31, 2007, we had 1,205 branches and sub-branches in Korea, which were the largest number of branches among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 40% of our branches and sub-branches are located in Seoul, and approximately 24% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2007:

Area	Number of branches	Percentage
Seoul	477	39.6%
Six largest cities (other than Seoul)	283	23.5
Other	445	36.9

Total	1,205	100.0%

In addition, we have continued to implement the specialization of branch functions. Of our branch network as of December 31, 2007, we had 102 branches dedicated exclusively to handling corporate transactions and providing comprehensive services to our corporate customers (including seven branches that primarily handled large corporate banking).

In order to support our branch network, we have established an extensive network of automated banking machines, which are located in branches and in unmanned outlets known as “autobanks.” These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2007, we had 9,569 ATMs, 10 cash dispensers and 226 passbook printers.

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

	For the year ended December 31,
	2005		2006		2007
Number of transactions (millions)		621		675		676
Fee revenue (in billions of Won)	(Won)	90	(Won)	89	(Won)	83

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total lending represented by our retail loans as of the dates indicated:

	As of December 31,
	2005			2006			2007
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	(Won)	59,143	42.9%	(Won)	63,982	42.3%	(Won)	65,819	38.2%
Other consumer loans (1)		23,114	16.7		21,589	14.2		23,020	13.4

Total	(Won)	82,257	59.6%	(Won)	85,571	56.5%	(Won)	88,839	51.6%

(1)	Excludes credit card loans, but includes overdraft loans.

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

Due to a rapid increase in retail loans and increased credit risks relating thereto, as well as to stabilize the real estate market in Korea, the Financial Services Commission and the Financial Supervisory Service have been adopting more stringent guidelines applicable to mortgage and home equity lending by Korean banks since 2002. See “Item 3D. Risk Factors—Risks relating to government regulation and policy” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity—Recent Regulations Relating to Retail Household Loans.”

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

As of December 31, 2007, 63.3% of our mortgage loans were secured by residential property which is the subject of the loan, 7.1% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 29.5% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2007, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 49.3%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.” As a result of government initiatives, we have also tightened our mortgage loan guidelines.

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

As of December 31, 2007, our current three-month, six-month and twelve-month base rates were 7.01%, 6.97% and 7.51%, respectively.

As of December 31, 2007, 99.8% of our outstanding mortgage and home equity loans was priced based on a floating rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2007, approximately (Won)13,192 billion, or 56.9% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and typically have a maturity between one and three years. The amount of overdraft loans as of December 31, 2007 was approximately (Won)7,924 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

As of December 31, 2007, 99.5% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2007, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was (Won)94,817 billion, (Won)89,356 billion and (Won)86,981 billion as of December 31, 2005, 2006 and 2007, respectively, which constituted 75.4%, 69.0% and 62.8%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•

Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 3.1% of our total deposits as of December 31, 2007 and paid average interest of 2.2% for 2007.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the Korea Composite Stock Prices Index (known as “KOSPI”), or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically range from one month to five years, and the term for installment savings deposits range from six months to ten years. Retail and corporate time deposits constituted 47.9% of our total deposits as of December 31, 2007 and paid average interest of 4.4% for 2007. Most installment savings deposits offer fixed interest rates.

•

Savings deposits, which allow depositors to deposit and withdraw money at any time and accrue interest at an adjustable interest rate, which is currently below 3.65%. Retail and corporate savings deposits constituted 30.7% of our total deposits as of December 31, 2007 and paid average interest of 0.8% for 2007.

•

Certificates of deposit, the maturities of which range from 30 days to 730 days with a required minimum deposit of (Won)5 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificate of deposit.

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

Housing Law. Account holders are also eligible for our mortgage loans. These deposits require monthly installments of (Won)50,000 to (Won)500,000, have maturities of between two and five years and accrue interest at fixed or variable rates depending on the term. These deposit products target low-and middle-income households.

We have a “priority customer” program called KB Star Club that categorizes our customers by their average deposit balance for the most recent three-month period, the amount of their transactions with us and their program points based on such balances and transactions. A customer may receive preferential treatment in various areas, including interest rates and transaction fees, depending upon how the customer is classified. As of December 31, 2007, we had over three million KB Star Club customers, representing approximately 14% of our total retail customer base of over 26 million retail customers. In 2007, on an average balance basis, our KB Star Club customers held approximately 52% of our total retail customer deposits, and revenues from our KB Star Club customers accounted for approximately 57% of our revenues derived from our retail customers.

In 2002, after significant research and planning, we launched private banking operations at our headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2007, we had established 27 private banking centers and plan to increase the number of private banking centers as necessary. We believe that by offering high quality personal wealth management services to these customers, including through our exclusive brand “Gold & Wise”, we can increase our share of the priority customer market, which will increase our profitability and our position in the retail banking market.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits, which do not include foreign currency deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a premium rate of 0.2% of our average deposits and we paid (Won)213 billion for 2007.

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

	As of and for the year ended December 31,
	2005		2006		2007
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		9,343		8,883		8,518
Corporate accounts		159		173		173

Total		9,502		9,056		8,691

Number of merchants (at year end) (thousands)		1,507		1,610		1,752
Active ratio (at year end) (1)		62.7%		68.4%		75.9%
Credit card fees
Merchant fees (2)	(Won)	788	(Won)	868	(Won)	1,007
Installment and cash advance fees		1,018		864		768
Annual membership fees		41		37		34
Other fees		234		286		397

Total	(Won)	2,081	(Won)	2,055	(Won)	2,206

Charge volume (3)
General purchase	(Won)	29,836	(Won)	34,307	(Won)	40,310
Installment purchase		6,748		7,019		7,708
Cash advance		24,261		19,837		16,452
Card loan (4)		1,002		2,554		3,593

Total	(Won)	61,847	(Won)	63,717	(Won)	68,063

Outstanding balance (at year end) (5)
General purchase	(Won)	2,491	(Won)	2,832	(Won)	3,753
Installment purchase		1,544		1,740		1,867
Cash advance		2,562		2,348		2,480
Card loan (4)		975		1,748		2,336

Total (6)	(Won)	7,572	(Won)	8,668	(Won)	10,436

Average outstanding balances (5)
General purchase	(Won)	2,045	(Won)	2,564	(Won)	3,177
Installment purchase		1,479		1,559		1,740
Cash advance		2,689		2,396		2,297
Card loan (4)		1,111		1,338		2,020
Delinquency ratios (at year end) (7)
Less than 1 month (8)		1.03%		0.97%		2.55%
From 1 month to 3 months		1.70		1.13		0.81
From 3 months to 6 months		0.18		0.27		0.24
Over 6 months		0.11		0.11		0.06

Total		3.01%		2.47%		3.66%

	As of and for the year ended December 31,
	2005		2006		2007
	(in billions of Won, except number of holders, accounts and percentages)
Non-performing loan ratio
Reported		2.19%		1.29%		0.87%
Managed		2.05%		1.26%		0.88%
Write-offs (gross)	(Won)	868	(Won)	496	(Won)	340
Recoveries (9)		233		236		294

Net write-offs	(Won)	635	(Won)	260	(Won)	46

Gross write-off ratio (10)		11.85%		6.31%		3.68%
Net write-off ratio (11)		8.67%		3.31%		0.50%
Asset sales		—		—		—
Asset securitization (12)	(Won)	810	(Won)	305	(Won)	—

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year end.
(2)

Merchant fees consist of merchant membership and maintenance fees, costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, bad debt expenses, general variable expenses and other fixed costs that are charged to our member merchants. We typically charge our member merchants fees that range from 1.5% to 4.5%.

(3)	Represents the aggregate cumulative amount charged during the year.
(4)

Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.

(5)

Includes certain interest trust certificates issued by special purpose entities in connection with asset securitization transactions of our underlying credit card balances. Transfers of credit card balances to special purpose entities in connection with asset securitization transactions are recognized as sales under Korean GAAP but not under U.S. GAAP.

(6)

The total outstanding balances pursuant to U.S. GAAP for all of our credit cards were (Won)8,369 billion as of December 31, 2005, (Won)8,955 billion as of December 31, 2006 and (Won)10,429 billion as of December 31, 2007.

(7)

Represents ratio of delinquencies to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans and have also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We discontinued the practice of providing substituted cash advances from January 2004. As of December 31, 2007, these restructured loans amounted to (Won)64 billion. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

(8)

For the years ended December 31, 2005 and 2006, the amount of delinquent credit card balances recognized for the calculation of the delinquency ratio for less than one month was only such portion of the outstanding credit card balances due and payable within such period. Beginning with the year ended December 31, 2007, the amount of delinquent credit card balances recognized for the calculation of the delinquency ratio for less than one month is the total amount of such credit card balance for which the payments are overdue by less than one month, including those portions not yet due and payable.

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

In contrast to the system in the United States and many other countries, where most credit cards are revolving cards that allow outstanding amounts to be rolled over from month to month so long as a required minimum percentage is repaid, credit cardholders in Korea are generally required to pay for their purchases within approximately 15 to 47 days of purchase depending on their payment cycle. However, we also offer revolving cards to individuals that allow outstanding amounts to be rolled over to subsequent payment periods. Delinquent accounts (defined as amounts overdue for one day or more) are charged penalty interest and closely monitored. For installment purchases, we charge interest on unpaid installments at rates that vary according to the terms of repayment.

We believe that by establishing a unified credit card business through our merger with Kookmin Credit Card and our promotion of the KB Card brand, we have further enhanced this business by strengthening our risk management and maximizing our operational efficiency. In addition, we believe that our extensive branch network, brand recognition and overall size will enable us to cross-sell products such as credit cards to our existing and new customers.

To promote our credit card business, we offer services targeted to various financial profiles and customer requirements and are concentrating on:

•	strengthening cross-sales to existing customers and offering integrated financial services;

•	offering cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prizes and cash;

•	offering platinum cards, VVIP cards and other prime members’ cards, which have a higher credit limit and provide additional services in return for a higher fee;

•	acquiring new customers through strategic alliances and cross-marketing with retailers;

•	encouraging increased use of credit cards by existing customers through special offers for frequent users;

•	introducing new features such as revolving credit cards as well as travel services and insurance through alliance partners;

•	developing fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet; and

•	issuing smart cards and preparing for a cardless business environment in which customers can use credit cards to make purchases by mobile phone or over the Internet.

As of December 31, 2007, we had approximately 9 million cardholders. Of the credit cards outstanding, 75.9% were active, meaning that they had been used at least once during the previous six months. For 2007, our market share with respect to charge volume was 15.6% according to the Financial Supervisory Service.

Our card revenues consist principally of cash advance fees, merchant fees, credit card installment fees, interest income from credit card loans, annual fees paid by cardholders, interest and fees on late payments and, with respect to revolving cards we offer, interest and fees relating to revolving balances. Cardholders are generally required to pay for their purchases within 15 to 47 days after the date of purchase, depending on their payment cycle. Except in the case of installment purchases, accounts which remain unpaid after this period are deemed to be delinquent.

We generate other fees through a processing charge on merchants, with the average charge equaling approximately 2.45%.

Under non-exclusive license agreements with MasterCard International Incorporated and Visa International Service Association, we also issue MasterCard and Visa credit cards.

We launched our debit card business in 1996 in response to changing customer needs. We charge merchants an average commission of approximately 1.57% of the amounts purchased using a debit card. We also issue “check cards”, which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards. Much like debit cards, “check card” purchases are also debited directly from customers’ accounts with us. As of December 31, 2007, we had approximately 7.3 million “check card” holders, who effected “check card” transactions totaling approximately (Won)4,046 billion in 2007.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2005, 2006 and 2007, we had 143,838, 153,213 and 170,059 small- and medium-sized enterprise borrowers and 679, 719 and 1,045 large corporate borrowers, respectively. For 2005, 2006 and 2007, we received fee revenue from “firm banking” services offered to corporate customers, which include inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of (Won)78 billion, (Won)86 billion and (Won)100 billion, respectively. Of our branch network as of December 31, 2007, we had 102 branches dedicated exclusively to corporate banking (including seven branches that primarily handled large corporate banking). Currently, we have 103 such branches (including eight branches that primarily handle large corporate banking).

The following table sets forth the balances and the percentage of our total lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers under Korean GAAP:

	As of December 31,
	2005			2006			2007
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	(Won)	36,344	26.3%	(Won)	41,498	27.4%	(Won)	54,116	31.4%
Large corporate loans		9,813	7.1		14,598	9.7		17,469	10.2

Total	(Won)	46,157	33.4%	(Won)	56,096	37.1%	(Won)	71,585	41.6%

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

The total amount of deposits from our corporate customers amounted to (Won)42,314 billion as of December 31, 2007, or 30.6% of our total deposits.

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

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act and related regulations. The general criterion used to define small- and medium-sized enterprises is either the number of full-time employees (less than 300), paid-in capital (equal to or less than (Won)8 billion) or sales revenues (equal to or less than (Won)30 billion). Criteria differ from industry to industry. In all cases, however, the number of full-time employees may not equal or exceed 1,000, and the total amount of assets may not equal or exceed (Won)500 billion.

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2007, working capital loans and facilities loans accounted for 79.8% and 20.2%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2007, we had over 170,000 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2007, secured loans and guaranteed loans accounted for, in the aggregate, 85.5% of our small- and medium-sized enterprise loans. Among the secured loans, 52.9% were secured by real estate and 47.1% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of ten years.

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

The value of any collateral is defined using a formula that takes into account the appraised value of the property, any prior liens or other claims against the property and an adjustment factor based on a number of considerations including, with respect to property, the value of any nearby property sold in a court-supervised auction during the previous 5 years. We revalue any collateral on a periodic basis (generally every year) or if a trigger event occurs with respect to the loan in question.

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

A substantial number of our small- and medium-sized enterprise customers are SOHOs, which we currently define to include sole proprietorships and individual business interests. With respect to SOHOs, we apply credit risk evaluation models, which not only uses quantitative analysis related to a customer’s accounts, personal credit and financial information and due amounts but also requires our credit officers to perform a qualitative analysis of each potential SOHO customer. With respect to SOHOs with annual revenues in excess of (Won)2 billion or SOHO loans in excess of (Won)300 million, our credit risk evaluation model also includes a quantitative analysis of the financial statements of the underlying business. We generally lend to SOHOs on a secured basis, although a small portion of our SOHO exposures are unsecured.

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

Our Market Opportunity Rate system is a periodic floating rate system which takes into account the current market interest rate and an activity-based cost, and a spread calculated to achieve a target “return on asset” ratio set for the year. As of December 31, 2007, the Market Opportunity Rate was 5.81% for three months, 5.77% for six months and 6.31% for one year.

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

Large Corporate Banking

Large corporate customers include all companies that are not small- and medium-sized enterprise customers. Due to our history of development and limitations in our articles of incorporation, large corporate banking was not a core business of the former Kookmin Bank or of H&CB prior to the merger. Our articles of incorporation provide that financial services to large corporate customers must be no more than 40% of the total amount of our Won-denominated loans. Our business focus with respect to large corporate banking has shifted from a concentration on risk management to selective expansion, within the constraints of our articles of incorporation. Specifically, we are carrying out various initiatives to improve our customer relationship with large corporate customers and have been seeking to expand our service offerings to this segment.

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2007, working capital loans and facilities loans accounted for 90.1% and 9.9%, respectively, of our total large corporate loans. We also offer collective housing loans, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities,” to large corporate clients.

As of December 31, 2007, secured loans and guaranteed loans accounted for, in the aggregate, 18.5% of our large corporate loans. Among the secured loans, 27.7% were secured by real estate and 72.3% were secured by deposits or securities. Working capital loans generally have a maturity of one year but are extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of 10 years.

We evaluate creditworthiness and collateral for our large corporate loans in essentially the same way as we do for small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Lending Activities” above.

As of December 31, 2007, in terms of our outstanding loan balance, 33.9% of our large corporate loans was extended to borrowers in the manufacturing industry, 16.4% was extended to borrowers in the construction industry, and 13.1% was extended to borrowers in the financial and insurance industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2007, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2005, 2006 and 2007, our investment portfolio, which consists primarily of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)28,924 billion, (Won)27,922 billion and (Won)29,689 billion and represented 16.2%, 14.5% and 13.6% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2005, 2006 and 2007, we held debt securities with a total book value of (Won)27,876 billion, (Won)26,033 billion and (Won)28,337 billion, respectively, of which:

•	held-to-maturity debt securities accounted for (Won)10,498 billion, (Won)10,963 billion and (Won)11,058 billion, or 37.7%, 42.1% and 39.0%, respectively;

•	available-for-sale debt securities accounted for (Won)14,027 billion, (Won)12,641 billion and (Won)12,524 billion, or 50.3%, 48.6% and 44.2%, respectively; and

•	trading debt securities accounted for (Won)3,351 billion, (Won)2,429 billion and (Won)4,755 billion, or 12.0%, 9.3% and 16.8%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2005, 2006 and 2007 amounted to:

•	(Won)6,209 billion, (Won)8,316 billion and (Won)8,601 billion, or 59.1%, 75.9% and 77.8%, respectively, of our held-to-maturity debt securities;

•	(Won)3,394 billion, (Won)3,708 billion and (Won)4,131 billion, or 24.2%, 29.3% and 33.0%, respectively, of our available-for-sale debt securities; and

•	(Won)1,756 billion, (Won)478 billion and (Won)1,055 billion, or 52.4%, 19.7% and 22.2%, respectively, of our trading debt securities.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the Stock Market Division of the Korea Exchange or KOSDAQ Market Division of the Korea Exchange. As of December 31, 2005, 2006 and 2007:

•

equity securities in our available-for-sale portfolio had a book value of (Won)128 billion, (Won)1,007 billion and (Won)305 billion, or 0.9%, 7.4% and 2.4% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a book value of (Won)201 billion, (Won)145 billion and (Won)250 billion, or 5.7%, 5.6% and 5.0% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes foreign exchange spot contracts and derivative instruments. See “—Derivatives Trading.” Our investment portfolio also includes venture capital activities, non-marketable or restricted equity securities, investments under the equity method and investments held by our asset management subsidiary. As of December 31, 2005, 2006 and 2007, these investments had an aggregate book value of (Won)719 billion, (Won)737 billion and (Won)797 billion, respectively.

The following tables show, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity securities within our investment securities portfolio, and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2005
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	(Won)	3,426	(Won)	3	(Won)	35	(Won)	3,394
Corporate (1)		569		9		8		570
Financial institutions (2)		9,969		3		41		9,931
Foreign governments		17		2		—		19
Asset-backed securities		114		—		2		112
Other debt securities		1		—		—		1
Subtotal		14,096		17		86		14,027

Marketable equity securities		93		39		4		128

Total available-for-sale securities	(Won)	14,189	(Won)	56	(Won)	90	(Won)	14,155

Held-to-maturity securities:
Korean treasury securities and government agencies	(Won)	6,209	(Won)	37	(Won)	168	(Won)	6,078
Corporate (3)		125		—		5		120
Financial institutions (4)		3,870		—		42		3,828
Foreign governments		—		—		—		—
Asset-backed securities		294		—		4		290

Total held-to-maturity securities	(Won)	10,498	(Won)	37	(Won)	219	(Won)	10,316

	As of December 31, 2006
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	(Won)	3,716	(Won)	1	(Won)	9	(Won)	3,708
Corporate (1)		573		20		4		589
Financial institutions (2)		8,198		1		15		8,184
Foreign governments		9		—		—		9
Asset-backed securities		152		—		1		151
Other debt securities		—		—		—		—
Subtotal		12,648		22		29		12,641

Marketable equity securities		378		675		46		1,007

Total available-for-sale securities	(Won)	13,026	(Won)	697	(Won)	75	(Won)	13,648

Held-to-maturity securities:
Korean treasury securities and government agencies	(Won)	8,316	(Won)	47	(Won)	92	(Won)	8,271
Corporate (3)		215		—		3		212
Financial institutions (4)		2,227		—		13		2,214
Foreign governments		—		—		—		—
Asset-backed securities		205		—		2		203

Total held-to-maturity securities	(Won)	10,963	(Won)	47	(Won)	110	(Won)	10,900

	As of December 31, 2007
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	(Won)	4,197	(Won)	—	(Won)	66	(Won)	4,131
Corporate (1)		685		16		2		699
Financial institutions (2)		7,715		5		78		7,642
Foreign governments		9		—		—		9
Asset-backed securities		43		—		—		43
Other debt securities		—		—		—		—
Subtotal		12,649		21		146		12,524

Marketable equity securities		293		25		13		305

Total available-for-sale securities	(Won)	12,942	(Won)	46	(Won)	159	(Won)	12,829

Held-to-maturity securities:
Korean treasury securities and government agencies	(Won)	8,601	(Won)	7	(Won)	298	(Won)	8,310
Corporate (3)		194		—		8		186
Financial institutions (4)		1,972		—		59		1,913
Foreign governments		—		—		—		—
Asset-backed securities		291		—		3		288

Total held-to-maturity securities	(Won)	11,058	(Won)	7	(Won)	368	(Won)	10,697

(1)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)14 billion as of December 31, 2005, (Won)48 billion as of December 31, 2006 and (Won)68 billion as of December 31, 2007.

(2)

Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of (Won)8,100 billion as of December 31, 2005, (Won)6,667 billion as of December 31, 2006 and (Won)5,093 billion as of December 31, 2007. These financial institutions are controlled by the Korean government.

(3)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)90 billion as of December 31, 2005, (Won)90 billion as of December 31, 2006 and (Won)120 billion as of December 31, 2007.

(4)

Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of (Won)3,476 billion as of December 31, 2005, (Won)2,042 billion as of December 31, 2006 and (Won)698 billion as of December 31, 2007. These financial institutions are controlled by the Korean government.

Derivatives Trading

Until the full-scale launch of our derivative operations in mid-1999, we had been engaged in limited volumes of derivatives trading, mostly on behalf of our customers. Since then, our trading volume significantly increased to (Won)112,785 billion in 2005, (Won)149,438 billion in 2006 and (Won)181,322 billion in 2007. Our net trading revenue from derivatives and foreign exchange contracts for the year ended December 31, 2005, 2006 and 2007 was (Won)268 billion, (Won)248 billion and (Won)64 billion, respectively.

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

The following shows the estimated fair value of our derivatives and foreign exchange spot contracts as of December 31, 2005, 2006 and 2007:

	As of December 31,
	2005				2006				2007
	Estimated fair value assets		Estimated fair value liabilities		Estimated fair value assets		Estimated fair value liabilities		Estimated fair value assets		Estimated fair value liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	2	(Won)	2
Foreign exchange derivatives		906		820		968		958		1,130		1,046
Interest rate derivatives (1)		234		245		177		219		391		640
Equity derivatives		62		62		26		46		62		134
Credit derivatives		—		—		—		—		—		—
Commodity derivatives		—		—		—		—		3		3
Others		—		—		—		—		2		2

Total	(Won)	1,202	(Won)	1,127	(Won)	1,171	(Won)	1,223	(Won)	1,590	(Won)	1,827

(1)	Includes those for trading purposes and hedging purposes.

The following table shows the unrealized gains and losses of derivatives held or issued for hedging purposes that qualified for hedge accounting under U.S. GAAP, as of December 31, 2005, 2006 and 2007:

	As of December 31,
	2005				2006				2007
	Unrealized gains		Unrealized losses		Unrealized gains		Unrealized losses		Unrealized gains			Unrealized losses
	(in billions of Won)
Interest rate derivatives (1)	(Won)	52	(Won)	52	(Won)	2	(Won)	2	(Won)	18	(2)	(Won)	18	(2)
Total	(Won)	52	(Won)	52	(Won)	2	(Won)	2	(Won)	18	(2)	(Won)	18	(2)

(1)	Includes the unrealized gains and losses of the underlying hedged items.
(2)	Includes losses related to hedge ineffectiveness of (Won)224 million.

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products to reinforce our position as a leading bank with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of (Won)6,865 billion in 2005, (Won)6,738 billion in 2006 and (Won)4,069 billion in 2007, of which (Won)4,671 billion, (Won)3,222 billion and (Won)2,168 billion, respectively, were public offerings of asset-backed securities. Most of these securities were sold to institutional investors through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2007, we had made call loans of (Won)1,627 billion and borrowed call money of (Won)794 billion, compared to (Won)1,237 billion and (Won)168 billion, respectively, as of December 31, 2006.

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

In 2007, under Korean GAAP, we generated investment banking revenue of (Won)163.9 billion, consisting of (Won)40.3 billion of interest income and (Won)123.6 billion of fee income.

In March 2008, we acquired 95.8% of the issued and outstanding common stock of Hannuri Investment & Securities Co., Ltd. for (Won)266.3 billion, which was renamed KB Investment & Securities Co., Ltd. and became our subsidiary. We believe that the acquisition of KB Investment & Securities will provide us with opportunities to leverage our existing base of small- and medium-sized enterprise and large corporate customers to cross-sell investment banking services, particularly under the proposed financial holding company structure, will seek to increase our fee income and diversify our investment banking operations by taking advantage of such opportunities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2005		2006		2007
	(in millions of US$)
Total foreign currency assets	US$	7,435	US$	10,211	US$	10,753
Foreign currency borrowings:
Long-term borrowings		1,714		3,771		5,657
Short-term borrowings		1,830		2,088		2,576

Total borrowings	US$	3,544	US$	5,859	US$	8,233

The table below sets forth our overseas subsidiaries, branches and representative offices currently in operation as of December 31, 2007:

Business Unit (1)	Location
Subsidiaries
Kookmin Bank Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom

Branches
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, Guangzhou Branch	China

Representative Offices
Kookmin Bank, Almaty Representative Office	Kazakhstan
Kookmin Bank, Ho Chi Minh City Representative Office	Vietnam
Kookmin Bank, Kyiv Representative Office	Ukraine

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters. In 2007, we opened representative offices in Almaty, Kazakhstan, Ho Chi Minh City, Vietnam and Kyiv, Ukraine.

In December 2003, we invested approximately 121 million Singapore dollars for an approximately 25% interest in Sorak Financial Holdings, which was originally owned by Temasek Holdings, the Singapore government’s investment vehicle. We made this investment as part of a consortium with Temasek and other parties that was formed to bid for a majority interest in Bank Internasional Indonesia, an Indonesian commercial bank, being auctioned by the Indonesian Bank Restructuring Agency. With the capital contributions made by the consortium members, Sorak Financial Holdings acquired an approximately 57% interest in Bank Internasional Indonesia and, as of December 31, 2007, held an approximately 56% interest. As a member of the consortium, we participate in the management of Bank Internasional Indonesia. In March 2008, our board of directors approved the sale of our ownership interest in Sorak Financial Holdings to Malayan Banking Berhad, the closing of which remains subject to regulatory approvals.

In March 2008, we entered into agreements to acquire a 29.99% stake in JSC Bank CenterCredit, a Kazakhstan bank, for approximately (Won)621 billion. Pursuant to the terms of such agreement, we will participate in the management of JSC Bank CenterCredit and plan to acquire a controlling stake of 50.1% or more in JSC Bank CenterCredit within 30 months from the closing of the initial investment. The closing of the initial investment is subject to and will occur after the receipt of approvals from regulatory authorities in Korea and Kazakhstan.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 48 asset management companies, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 125 financial institutions and as fund administrator for 68 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

•	holding assets for the benefit of the investment trusts or institutional investors;

•	receiving and making payments in respect of such investments;

•	acting as settlement agent in respect of such investments on behalf of the investment trust or institutional investors, in the domestic and overseas markets;

•	providing reports on assets held in custody;

•	providing foreign exchange services for overseas investment and foreign investors; and

•	providing fund-related administration and accounting services.

For the year ended December 31, 2007, our fee income from our trustee and custodian services was (Won)28.2 billion and revenues collected as a result of administration of the underlying investments were (Won)5.4 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for unspecified money trusts, which are trusts the assets of which we generally have broad discretion in investing. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of the net asset value of the assets under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2007, our basic fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

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

As of December 31, 2007, the total balance of our money trusts (under Korean GAAP) was (Won)8,364 billion. As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we historically did not consolidate money trust accounts in our financial statements or recognize the acquisition of such accounts in accordance with the purchase method of accounting due to the fact that these are not our assets but customer assets. However, beginning in 2004, we began consolidating money trusts for which we guaranteed both the principal and a fixed rate of interest (as described below) under U.S. GAAP. Under Korean GAAP, we consolidate money trusts for which we guaranteed the principal amount invested as well as those for which we guaranteed both the principal and a fixed rate of interest.

	As of December 31,
	2005		2006		2007
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	0.3	(Won)	0.3	(Won)	0.3
Principal guaranteed trusts		3,188		3,301		3,259
Performance trusts (1)		4,218		6,326		5,105

Total	(Won)	7,406	(Won)	9,627	(Won)	8,364

(1)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 12.9% between December 31, 2005 and December 31, 2007.

As of December 31, 2007, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2007, under Korean GAAP, our trust accounts had invested in securities in the aggregate amount of (Won)6,313 billion, of which (Won)5,815 billion was debt securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2007, under Korean GAAP, our trust accounts had made loans in the principal amount of (Won)416 billion (excluding loans from the trust accounts to our banking accounts of (Won)917 billion), which accounted for 4.7% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2007, substantially all of loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by asset management companies. On a Korean GAAP basis, as of December 31, 2007, equity securities in our money trust accounts amounted to (Won)498 billion, which accounted for 5.7% of our total money trust assets. Of this amount, (Won)408 billion was from specified money trusts and (Won)90 billion was from unspecified money trusts.

We currently continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On a Korean GAAP basis, as of December 31, 2007, the balance of the money trusts for which we guaranteed the principal was (Won)3,259 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2005, 2006 and 2007 we made no significant payments from our banking accounts to cover shortfalls in our guaranteed trusts. On a Korean GAAP basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of (Won)121 billion in 2005, (Won)78 billion in 2006 and (Won)70 billion in 2007.

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

In 2007, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. As of December 31, 2007, the aggregate balance of our property trusts decreased to (Won)5,365 billion, compared to (Won)6,631 billion as of December 31, 2006.

The property trusts are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

We offer investment trust products to customers and manage the funds invested by them in investment trusts, through our subsidiary, KB Asset Management, which is 80% owned by us and 20% owned by ING Insurance International B.V. As of December 31, 2007, KB Asset Management had (Won)16,174 billion of assets under management.

Management of the National Housing Fund

Until February 2008, we acted as one of the managers of the National Housing Fund. The National Housing Fund is a government fund that provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small-sized housing. The operations of the National Housing Fund include providing and managing National Housing Fund loans, issuing National Housing Fund bonds and collecting subscription savings deposits.

In return for managing the operations of the National Housing Fund we received quarterly fund management fees, calculated based on activity levels for the relevant quarter. In 2007, we received total fees of (Won)122 billion for managing the National Housing Fund, compared to (Won)172 billion in 2006.

The financial accounting for the National Housing Fund is entirely separate from our financial accounting, and the non-performing loans and loan losses of the National Housing Fund, in general, do not impact our financial condition. Regulations and guidelines for managing the National Housing Fund are issued by the Minister of Land, Transport and Maritime Affairs pursuant to the Housing Act.

In February 2008, the Ministry of Land, Transport and Maritime Affairs (formerly the Ministry of Construction and Transportation) designated several financial institutions to manage the National Housing Fund, but we chose not to participate in the bidding process due to the low fees involved. As a result, we are no longer a designated manager of the National Housing Fund and currently only manage pre-existing Fund accounts.

Bancassurance

The Korean government’s liberalization of the bancassurance market in Korea has allowed us to offer insurance products of other institutions since September 2003. We currently market a wide range of bancassurance products and hope to develop additional fee-based revenues by expanding our offering of these products.

Currently, our bancassurance business has alliances with 15 life insurance companies and 9 non-life insurance companies and offers 52 different products through our branch network. These products are composed of 35 types of life insurance policies such as annuities, savings insurance and variable life insurance, and 17 types of non-life insurance products. In 2007, our commission income from our bancassurance business amounted to (Won)188 billion.

Lottery Business

In the past, we have acted as a government-designated “lottery operator” and had been permitted to conduct ticket sales, marketing and sales network management in connection with two lotteries, the “Housing Lottery” and the “Lotto 6/45,” since 1969 and 2002, respectively. These lotteries are owned by the Korean government. Our contracts with the Korean government to operate the “Housing Lottery” and the “Lotto 6/45” expired in March 2007 and December 2007, respectively, and were not renewed. In 2007, we received (Won)12 billion in fees in connection with managing lottery prize payouts and marketing activities.

Other Distribution Channels

The following table sets forth information under Korean GAAP, for the periods indicated, on the number of users and transactions and the fee revenue of the other services provided to our retail and corporate customers, which are discussed below:

	For the year ended December 31,
	2005		2006		2007
Internet banking:
Number of users (1)		4,337,349		6,050,196		7,499,609
Number of transaction (thousands)		903,769		1,099,105		1,388,371
Fee revenue (in millions of Won)	(Won)	25,722	(Won)	29,850	(Won)	21,864

Phone banking:
Number of users (2)		1,678,791		1,774,717		1,826,911
Number of transaction (thousands)		308,714		309,174		315,433
Fee revenue (in millions of Won)	(Won)	20,770	(Won)	19,672	(Won)	12,681

(1)	Number of users is defined as the total cumulative number of persons who have registered through our branch offices to use our Internet banking services.
(2)	Number of users is defined as the number of persons who had recorded a transaction within the past six months (excluding overlapping and inactive customers).

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

Internet Banking

Our goal is to consolidate our position as a market leader in on-line banking. Our Internet banking services currently include:

•

Basic Banking Services—these include all of the banking services offered through our telephone banking services, including fund transfers, balance and transaction inquiries, credit card transaction inquiries, pre-set automatic transfers and product inquiries;

•	Processing of Loan Applications—we quickly process and approve on-line loan applications; and

•	Electronic Certification—we offer an electronic certification service, which permits Internet users to authenticate transactions on a confidential basis through digital signatures.

Phone Banking

We offer a variety of phone banking services, including inter-account fund transfers, balance and transaction inquiries, credit card transaction inquiries and customer service inquiries. We also have call centers, which we primarily use to:

•	advise clients with respect to deposits, loans and credit cards and to provide our customers a way to report any emergencies with respect to their accounts;

•

allow our customers to conduct transactions with respect to their accounts, such as transfers or payments, opening or closing accounts, processing loans through automated systems and conducting credit card transactions;

•	conduct telemarketing to our customers or potential customers to advertise products or services through phone, fax or text messaging; and

•	provide automated banking services, mobile services or other services relating to affinity programs.

Mobile Banking

Mobile banking services allow customers to use mobile phones or PDAs (Personal Digital Assistants) to make inter-account transfers and balance and other transaction inquiries. There are currently three mobile phone service providers in Korea, SK Telecom, KTF, and LG Telecom, and we provide our services in association with all three. Our mobile banking services currently include:

•	Basic Banking Services—these include fund transfers and balance and transaction inquiries;

•	Mobile Stock Trading—mobile banking customers can use their mobile phone to trade stocks; and

•	Mobile Lottery and Application for Housing—we offer a mobile lottery purchasing service (Instant Lotto, Housing Lotto, Keno) and mobile submissions of applications for housing.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information. We have continued to develop our firm banking services and, as of December 31, 2007, we provided cash management services to over 1,405 large corporations and small- and medium-sized enterprises.

Competition

We compete principally with other nationwide commercial banks in Korea, but we also face competition from a number of additional sources including regional banks, development banks, specialized banks and branches of foreign banks operating in Korea and installment finance corporations for mortgage loan products. We also compete for customer funds with other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as merchant banking corporations), life insurance companies and securities companies. Competition in the domestic banking industry is generally based on the types and quality of the products and services offered, including the size and location of retail networks, the level of automation and interest rates charged and paid.

Competition has increased significantly in our traditional core businesses, retail banking, small- and medium-sized enterprise banking and credit card lending, contributing to some extent to the asset quality deterioration in retail and small- and medium-sized loans. As a result, our margins on lending activities may decrease in the future.

In addition, general regulatory reforms in the Korean financial industry have increased competition among banks and financial institutions in Korea. We expect that competition within the Korean financial industry may intensify as a result of the enactment of the Financial Investment Services and Capital Markets Act in July 2007, which will become effective in February 2009. See “Item 3D. Risk Factors—Risks relating to government regulation and policy—The Korean government has enacted the Financial Investment Services and Capital Market Act, which may intensify competition in the Korean financial industry.” As the reform of the financial sector continues, foreign financial institutions, some with greater resources than us, have entered, and may continue to enter, the Korean market either by themselves or in partnership with existing Korean financial institutions and compete with us in providing financial and related services.

In addition, the Korean commercial banking sector is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea during the last five years, including the establishment of financial holding companies, which have reduced the number of nationwide commercial banks in Korea from 16 as of December 31, 1997, to seven banks and three financial holding companies as of December 31, 2007. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in April 2005 and Chohung Bank’s merger with Shinhan Bank in April 2006, as well as the proposed acquisition of Korea Exchange Bank by HSBC. Merger and acquisition activity in the Korean commercial banking sector may continue, and we intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers. In addition, some of the banks resulting from these mergers may, by virtue of the increased size, provide significantly greater competition than what exists at present.

For additional information, you should read the section entitled “Item 3D. Risk Factors—Risks relating to competition.”

Information Technology

Our mainframe-based banking and credit card IT systems are designed to ensure continuity of services even where there is a failure of the host data center due to a natural disaster or other accidents by utilizing backup systems in disaster recovery data centers. In addition, through the implementation of Parallel Sysplex, a “multi-CPU system,” our bank and credit card systems are designed and operated to be able to process transactions without material interruption in the event of CPU failure.

The integrity of our IT systems, and their ability to withstand potential catastrophic events (such as natural calamities and internal system failures), is crucial to our continuing operations. We currently test our disaster recovery systems on a quarterly basis. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management.”

We believe that continuous improvement of our IT system is crucial in supporting our operations management and providing high-quality customer service. Accordingly, we continue to upgrade and improve our system through various initiatives, including projects to develop next generation banking systems, further strengthen system security and timely develop and implement various new IT systems and services that support our business operations and risk management activities.

In 2007, we spent approximately (Won)499 billion for our IT systems, including expenses related to upgrades and stability enhancement for our IT systems and development and implementation of next generation banking systems, including upgraded Basel II-compliant risk management models and systems as well as product information, SOHO and trust and custodian services management systems. As of December 31, 2007, we employed a total of approximately 680 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our banking operations and individual assets and liabilities.

Loan Portfolio

As of December 31, 2007, our total loan portfolio increased to (Won)172,189 billion compared to (Won)151,403 billion at December 31, 2006. As of December 31, 2007, 95.3% of our total loans were Won-denominated loans.

Loan Types

The following table presents loans by type for the periods indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2003		2004		2005		2006		2007
	(in billions of Won)
Domestic:
Corporate
Commercial and industrial (1)	(Won)	41,096	(Won)	38,427	(Won)	39,636	(Won)	48,183	(Won)	60,945
Construction		6,061		4,459		5,025		6,504		8,843
Lease financing		—		—		—		—		—
Other corporate		742		771		1,496		1,409		1,797
Retail
Mortgage and home equity		52,477		57,965		59,143		63,982		65,819
Other consumer		28,727		25,963		23,114		21,589		23,020
Credit cards		15,322		9,421		8,369		8,955		10,429

Total domestic		144,425		137,006		136,783		150,622		170,853

Foreign:
Corporate
Commercial and industrial		1,433		1,118		1,229		781		1,336

Total foreign		1,433		1,118		1,229		781		1,336

Total gross loans	(Won)	145,858	(Won)	138,124	(Won)	138,012	(Won)	151,403	(Won)	172,189

(1)

Commercial and industrial loans include (Won)3 billion, (Won)335 billion, (Won)222 billion, (Won)400 billion and (Won)314 billion of loans to Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

Loan Concentrations

We limit our exposure to any single borrower to 10% of our total Tier I and Tier II capital, depending on their rating under our credit scoring system. We also limit our exposure to any single chaebol to 20.0% of our total Tier I and Tier II capital (less any capital deductions).

20 Largest Exposures by Borrower

As of December 31, 2007, our 20 largest exposures totaled (Won)20,561 billion and accounted for 9.8% of our total exposures. The following table sets forth, as of December 31, 2007, our total exposures to these top 20 borrowers:

	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Company	Won currency		Foreign currency
	(in billions of Won)
Bank of Korea	(Won)	0	(Won)	0	(Won)	0	(Won)	6,144	(Won)	0	(Won)	6,144	(Won)	0
Hyundai Heavy Industries		0		0		3		5		1,550		1,558		0
The Korea Development Bank		13		0		0		1,484		0		1,497		0
Woori Bank		70		0		0		1,157		0		1,227		0
Industrial Bank of Korea		0		0		1		1,152		0		1,153		0
Korea Deposit Insurance Corporation		0		0		0		1,067		0		1,067		0
Shinhan Bank		0		0		0		949		0		949		0
Korea National Housing Corporation		631		0		0		273		0		904		0
Shinsegae		300		396		1		19		0		716		0
LG Electronics		4		628		2		69		0		703		0
Hana Bank		0		33		0		611		0		644		0
Daewoo Shipbuilding & Marine Engineering		0		0		1		0		520		521		0
Kia Motors		100		306		0		84		24		514		0
Samsung Electronics		0		412		15		0		78		505		0
Samsung Heavy Industries		0		0		5		0		477		482		0
Shinhan Financial Group		120		0		3		356		0		479		0
Citibank Korea Inc.		0		0		0		399		0		399		0
Korea Express Way Corporation		100		98		6		170		0		374		0
Hyundai Capital		320		0		0		52		0		372		0
LG Philips LCD		0		348		5		0		0		353		0
Total	(Won)	1,658	(Won)	2,221	(Won)	42	(Won)	13,991	(Won)	2,649	(Won)	20,561	(Won)	0

As of December 31, 2007, nine of these top 20 borrowers were companies belonging to the 42 largest chaebols in Korea.

Exposure to Chaebols

As of December 31, 2007, 7.4% of our total exposure was to the 42 largest chaebols in Korea. The following table shows, as of December 31, 2007, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Chaebol	Won currency		Foreign currency
	(in billions of Won)
Samsung (1)	(Won)	703	(Won)	537	(Won)	33	(Won)	31	(Won)	739	(Won)	2,043	(Won)	0
Hyundai Motors (2)		663		545		5		164		293		1,670		0
Hyundai Heavy Industries (3)		0		0		3		5		1,612		1,620		0
LG (4)		108		1,117		10		83		14		1,332		0
SK (5)		261		156		19		39		288		763		0
Shinsegae (6)		316		403		1		19		8		747		0
Kumho Asiana (7)		432		1		271		0		11		715		0
Hanjin (8)		296		283		1		9		80		669		0
Daewoo Shipbuilding & Marine Engineering (9)		40		0		1		0		536		577		0
KT (10)		271		27		2		49		171		520		0
Total	(Won)	3,090	(Won)	3,069	(Won)	346	(Won)	399	(Won)	3,752	(Won)	10,656	(Won)	0

(1)	Includes principally Samsung Electronics Co., Ltd., Samsung Corporation and Samsung Heavy Industries Co., Ltd.
(2)	Includes principally Hyundai Motor Company Co., Ltd., Kia Motors Corporation and INI Steel Company.
(3)	Includes principally Hyundai Heavy Industries Co., Ltd. and Hyundai Mipo Dockyard Co., Ltd.
(4)	Includes principally LG Electronics Inc., LG.Philips LCD Co., Ltd. and LG Petrochemical Co., Ltd.
(5)	Includes principally SK Corporation, SK Telecom Co., Ltd. and SK Shipping Co., Ltd.
(6)	Includes principally Shinsegae Co., Ltd., Shinsegae International Co., Ltd. and Chosun Hotel Bakery Co., Ltd.
(7)	Includes principally Daewoo Engineering & Construction Co., Ltd., Korea Integrated Freight Terminal Co., Ltd., Kumho Industrial Co., Ltd. and Asiana Airlines.
(8)	Includes principally Hanjin Shipping Co., Ltd., Korean Air Lines Co., Ltd. and Hanjin Corporation.
(9)	Includes principally Daewoo Shipbuilding & Marine Engineering Co., Ltd. Shinhan Machinery Co.Ltd. and DSEC Co.,Ltd.
(10)	Includes principally KT Corporation, KT Linkus and KT Freetel Co., Ltd.

Loan Concentration by Industry

The following table shows the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2007:

Industry	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Manufacturing	(Won)	20,909	28.7%
Retail and wholesale		10,762	14.8
Hotel, leisure or transportation		7,324	10.0
Real estate		15,103	20.7
Construction		8,912	12.2
Finance and insurance		2,647	3.6
Other		7,264	10.0
Total	(Won)	72,921	100.0%

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans, by outstanding loan amount, as of December 31, 2007:

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Commercial and industrial loans
Up to (Won)10 million	(Won)	205	0.1%
Over (Won)10 million to (Won)50 million		3,210	1.9
Over (Won)50 million to (Won)100 million		3,775	2.2
Over (Won)100 million to (Won)500 million		16,679	9.7
Over (Won)500 million to (Won)1 billion		7,405	4.3
Over (Won)1 billion to (Won)5 billion		10,616	6.2
Over (Won)5 billion to (Won)10 billion		2,730	1.6
Over (Won)10 billion to (Won)50 billion		8,458	4.8
Over (Won)50 billion to (Won)100 billion		4,254	2.5
Over (Won)100 billion		3,613	2.1

Sub-total		60,945	35.4

Construction loans
Up to (Won)10 million	(Won)	21	0.0%
Over (Won)10 million to (Won)50 million		237	0.1
Over (Won)50 million to (Won)100 million		314	0.2
Over (Won)100 million to (Won)500 million		1,201	0.7
Over (Won)500 million to (Won)1 billion		485	0.3
Over (Won)1 billion to (Won)5 billion		865	0.5
Over (Won)5 billion to (Won)10 billion		357	0.2
Over (Won)10 billion to (Won)50 billion		2,641	1.6
Over (Won)50 billion to (Won)100 billion		1,276	0.7
Over (Won)100 billion		1,446	0.8

Sub-total		8,843	5.1

Other corporate loans
Up to (Won)10 million	(Won)	12	0.0%
Over (Won)10 million to (Won)50 million		116	0.1
Over (Won)50 million to (Won)100 million		135	0.1
Over (Won)100 million to (Won)500 million		587	0.3
Over (Won)500 million to (Won)1 billion		198	0.1
Over (Won)1 billion to (Won)5 billion		395	0.2
Over (Won)5 billion to (Won)10 billion		203	0.1
Over (Won)10 billion to (Won)50 billion		151	0.1

Sub-total		1,797	1.0

Credit cards
Up to (Won)10 million	(Won)	8,728	5.0%
Over (Won)10 million to (Won)50 million		545	0.3
Over (Won)50 million to (Won)100 million		24	0.0
Over (Won)100 million to (Won)500 million		107	0.1
Over (Won)500 million to (Won)1 billion		100	0.1
Over (Won)1 billion to (Won)5 billion		267	0.2
Over (Won)5 billion to (Won)10 billion		61	0.0
Over (Won)10 billion to (Won)50 billion		336	0.2
Over (Won)50 billion to (Won)100 billion		133	0.1
Over (Won)100 billion		128	0.1

Sub-total		10,429	6.1

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Mortgage and home equity loans
Up to (Won)10 million	(Won)	1,646	1.0%
Over (Won)10 million to (Won)50 million		17,683	10.3
Over (Won)50 million to (Won)100 million		19,269	11.2
Over (Won)100 million to (Won)500 million		26,199	15.1
Over (Won)500 million to (Won)1 billion		952	0.6
Over (Won)1 billion to (Won)5 billion		70	0.0
Over (Won)5 billion to (Won)10 billion		—	—
Over (Won)10 billion to (Won)50 billion		—	—

Sub-total		65,819	38.2

Other consumer loans
Up to (Won)10 million	(Won)	6,902	4.0%
Over (Won)10 million to (Won)50 million		9,014	5.3
Over (Won)50 million to (Won)100 million		2,214	1.3
Over (Won)100 million to (Won)500 million		4,075	2.4
Over (Won)500 million to (Won)1 billion		598	0.3
Over (Won)1 billion to (Won)5 billion		210	0.1
Over (Won)5 billion to (Won)10 billion		7	0.0

Sub-total		23,020	13.4

Foreign commercial and industrial loans
Up to (Won)10 million	(Won)	0	0.0%
Over (Won)10 million to (Won)50 million		4	0.0
Over (Won)50 million to (Won)100 million		9	0.0
Over (Won)100 million to (Won)500 million		89	0.1
Over (Won)500 million to (Won)1 billion		79	0.0
Over (Won)1 billion to (Won)5 billion		401	0.2
Over (Won)5 billion to (Won)10 billion		199	0.1
Over (Won)10 billion to (Won)50 billion		412	0.3
Over (Won)50 billion to (Won)100 billion		143	0.1
Over (Won)100 billion		—	—

Sub-total		1,336	0.8

Total	(Won)	172,189	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2007. The amounts disclosed are before deduction of allowance for loan losses:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic:
Corporate
Commercial and industrial	(Won)	38,681	(Won)	18,566	(Won)	3,698	(Won)	60,945
Construction		4,769		3,957		117		8,843
Other corporate		1,797		—		—		1,797

Total corporate		45,247		22,523		3,815		71,585
Retail
Mortgage and home equity		10,787		14,400		40,632		65,819
Other consumer		15,555		6,130		1,335		23,020

Total retail		26,342		20,530		41,967		88,839
Credit cards		9,232		1,188		9		10,429

Total domestic		80,821		44,241		45,791		170,853
Foreign:
Corporate
Commercial and industrial		388		581		367		1,336

Total foreign		388		581		367		1,336

Total gross loans	(Won)	81,209	(Won)	44,822	(Won)	46,158	(Won)	172,189

Interest Rate Sensitivity

The following table shows, as of December 31, 2007, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2007
	(in billions of Won)
Fixed rate (1)	(Won)	2,906
Variable or adjustable rates (2)		88,074

Total gross loans	(Won)	90,980

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Non-Trading Activities.”

Credit Exposures to Companies in Workout or Court-Supervised Restructuring

Workout is a voluntary procedure through which we, together with borrowers and other creditors, restructure a borrower’s credit terms. On July 18, 2001, the National Assembly of Korea adopted the Corporate Restructuring Promotion Act, which became effective in September 2001 and expired on December 31, 2005. The Act applied to more than 420 financial institutions in Korea, which include commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance

Corporation and the Korea Asset Management Corporation. Under the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower were required to participate in a creditors’ committee to prepare a restructuring plan. The approval of creditor financial institutions holding not less than 75% of the total debt outstanding of a borrower (as well as 75% of the total outstanding secured debt, if the restructuring plan includes debt restructuring) finalized the borrower’s restructuring plan, including debt restructuring and provision of additional funds. Once approved, the plan was also binding on all the creditor financial institutions of the borrower. Any creditor financial institution that disagreed with the final restructuring plan approved by the creditors’ committee had the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting creditor financial institution failed to come to an agreement on the terms of purchase, a coordination committee consisting of seven experts would be set up to resolve the matter.

As the Corporate Restructuring Promotion Act expired on December 31, 2005 and no other law replacing this Act or with similar effect was enacted, the Korean government presented an amendment bill to extend the effective term of the Corporate Restructuring Promotion Act until December 31, 2010 to the National Assembly of Korea. In July 2007, the National Assembly of Korea, instead of passing such amendment bill, adopted a new Corporate Restructuring Promotion Act, or the New Corporate Restructuring Promotion Act, which became effective in November 2007. The New Corporate Restructuring Promotion Act contains provisions almost identical to those in the Corporate Restructuring Promotion Act. The main differences between the Corporate Restructuring Promotion Act and the New Corporate Restructuring Promotion Act are: (i) when debts are converted into shares of the borrower in the process of restructuring, the Corporate Restructuring Promotion Act required that a transferee of any such shares agree to be bound by the terms of the restructuring, whereas under the New Corporate Restructuring Promotion Act, such requirement does not apply if a transferor of such shares holds more than 50% plus one share of the total voting shares of the borrower after such transfer; (ii) under the New Corporate Restructuring Promotion Act, creditor financial institutions are no longer required to perform periodic assessments of credit risks of the borrower; and (iii) under the New Corporate Restructuring Promotion Act, creditor financial institutions are no longer required to advise a borrower which is likely to show “signs of insolvency” (as determined by such borrower’s principal creditor financial institution following a credit risk assessment) to take measures to improve its business management, as was the case under the Corporate Restructuring Promotion Act.

The New Corporate Restructuring Promotion Act is scheduled to expire on December 31, 2010. However, so far as a creditor financial institution gives notice to convene a meeting of the creditors’ committee regarding a restructuring of a borrower prior to December 31, 2010, the New Corporate Restructuring Promotion Act will continue to apply to such restructuring until it is completed or discontinued. The New Corporate Restructuring Promotion Act provides that any restructuring begun under the Corporate Restructuring Promotion Act will be deemed to continue under the New Corporate Restructuring Promotion Act.

Currently, all of our workout loans are managed by our Credit Management Department. Upon approval of the workout plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout or court-supervised restructuring (including composition or corporate reorganization), we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

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

A portion of our loans to and debt securities of corporate customers are currently in workout or court-supervised restructuring. As of December 31, 2007, (Won)393 billion or 0.2%of our total loans and debt securities were in workout or court-supervised restructuring. This included (Won)116 billion of loans to and debt securities of large corporate borrowers and (Won)277 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2007, our ten largest exposures that were in workout or court-supervised restructuring (including composition or corporate reorganization):

	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Amounts classified as impaired loans
Company	Won currency		Foreign currency
	(in billions of Won)
Korea Non-Bank Lease Financing Co., Ltd.	(Won)	23	(Won)	4	(Won)	0	(Won)	0	(Won)	0	(Won)	27	(Won)	27
Pantech & Curitel Communications, Inc.		21		0		1		0		0		22		21
Tongkook		14		0		0		0		0		14		14
Pantech Co., Ltd.		11		0		0		0		1		12		12
Daewoo Electronics		12		0		1		0		0		13		12
Saehan Industries Inc.		0		8		27		7		1		43		8
Woo Am Paint & Coating Co., Ltd.		7		0		0		0		0		7		7
Korea Express Co., Ltd.		7		0		0		0		0		7		7
Baekchun Medical Foundation		7		0		0		0		0		7		7
Good Samjeong Hospital		7		0		0		0		0		7		7
Total	(Won)	109	(Won)	12	(Won)	29	(Won)	7	(Won)	2	(Won)	159	(Won)	122

Provisioning Policy

We base our provisioning on the following loan classifications that classify corporate and consumer loans, with the exception of credit card receivables which are classified based on the number of days past due, as required by the Financial Services Commission:

Loan classification	Loan characteristics

Normal	Loans made to customers whose financial position, future cash flows and nature of business are deemed financially sound. No problems in recoverability are expected.

Precautionary	Loans made to customers whose financial position, future cash flows and nature of business show potential weakness, although there is no immediate risk of non-repayment.

Substandard	Loans to customers whose adverse financial position, future cash flows and nature of business have a direct effect on the repayment of the loan.

Doubtful	Loans to customers whose financial position, future cash flows and nature of business are so weak that significant risk exists in the recoverability of the loan to the extent the outstanding amount exceeds any collateral pledged.

Estimated loss	Loans where write-off is unavoidable.

We consider the following corporate loans to be impaired loans:

•	loans classified as “substandard” or below according to the Financial Services Commission’s asset classification guidelines;

•	loans that are over 30 days past due;

•	loans to companies that have received a warning from the Korea Federation of Banks indicating that the company has exhibited difficulties in making timely payments of principal and interest; and

•	loans which are “troubled debt restructurings” as defined under U.S. GAAP.

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

The following table sets out, at the dates indicated, the percentage of our impaired corporate loans covered by loan loss allowances, based on their loan classification:

	As of December 31,
	2003	2004	2005	2006	2007
	(percentages)
Normal	3.7%	3.8%	6.6%	4.9%	11.6%
Precautionary	19.5	9.7	8.3	41.0	44.8
Substandard	23.5	21.9	23.2	21.2	24.0
Doubtful	69.7	77.7	74.0	58.7	66.2
Estimated loss	85.8	89.9	92.2	93.3	93.1

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

As of December 31,	Normal amount		%	Amount past due 1-3 months		%	Amount past due 3-6 months		%	Amount past due more than 6 months		%	Total amount
	(in billions of Won, except percentages)
2005	(Won)	134,079	97.1%	(Won)	784	0.6%	(Won)	561	0.4%	(Won)	2,588	1.9%	(Won)	138,012
2006		148,723	98.2		537	0.4		302	0.2		1,841	1.2		151,403
2007		170,340	98.9		510	0.3		316	0.2		1,023	0.6		172,189

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

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2007, we would have recorded gross interest income of (Won)379 billion compared to (Won)484 billion for the year ended December 31, 2006 and (Won)599 billion for the year ended December 31, 2005 on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2005, 2006 and 2007 was (Won)434 billion, (Won)340 billion and (Won)285 billion, respectively.

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

The following table shows, at the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due one day or more:

	As of December 31,
	2003		2004		2005		2006		2007
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	2,883	(Won)	2,975	(Won)	2,818	(Won)	1,875	(Won)	1,319
Consumer		9,298		6,590		5,271		4,416		3,557

Sub-total		12,181		9,565		8,089		6,291		4,876

Accruing loans which are contractually past due one day or more as to principal or interest (1)
Corporate		167		91		111		60		51
Consumer		2,481		1,020		1,198		688		281

Sub-total		2,648		1,111		1,309		748		332

Total	(Won)	14,829	(Won)	10,676	(Won)	9,398	(Won)	7,039	(Won)	5,208

(1)

Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)39 billion, (Won)11 billion, (Won)22 billion, (Won)5 billion and (Won)4 billion of corporate loans as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2003		2004		2005		2006		2007
	(in billions of Won)
Loans, which are classified as “troubled debt restructurings”	(Won)	1,338	(Won)	1,050	(Won)	613	(Won)	446	(Won)	271

For 2007, interest income that would have been recorded under the original contract terms of restructured loans amounted to (Won)23 billion, out of which (Won)17 billion was reflected as interest income during 2007.

Potential Problem Loans

As of December 31, 2007, we had (Won)744 billion of loans which were current as to payment of principal and interest but where there existed serious doubt as to the ability of the borrower to comply with repayment terms in the near future.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2003, 2004, 2005, 2006 and 2007, we did not have any debt securities on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans greater than 90 days past due. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Provisioning Policy” above.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2003		2004		2005		2006		2007
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	4,116	(Won)	3,175	(Won)	3,149	(Won)	2,143	(Won)	1,339
As a percentage of total loans		2.8%		2.3%		2.3%		1.4%		0.8%

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

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2003			2004			2005			2006			2007
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Commercial and industrial	(Won)	1,376	33.4%	(Won)	1,548	48.8%	(Won)	1,526	48.5%	(Won)	1,335	62.3%	(Won)	822	61.4%
Construction		264	6.4		250	7.9		223	7.1		149	7.0		88	6.6
Lease financing		—	—		—	—		—	—		—	0.0		—	—
Other corporate		13	0.4		11	0.4		5	0.2		3	0.1		3	0.2

Total corporate		1,653	40.2		1,809	57.0		1,754	55.7		1,487	69.4		913	68.2
Retail
Mortgage and home equity		1,150	27.9		1,088	34.3		855	27.1		484	22.6		297	22.2
Other consumer		463	11.4		241	7.6		516	16.4		145	6.8		101	7.5

Total retail		1,613	39.3		1,329	41.9		1,371	43.5		629	29.4		398	29.7
Credit cards		723	17.4		32	1.0		21	0.7		26	1.2		27	2.0
Total domestic		3,989	96.9		3,170	99.9		3,146	99.9		2,142	100		1,338	99.9

Foreign:
Corporate
Commercial and industrial		127	3.1		5	0.1		3	0.1		1	0.0		1	0.1

Total foreign		127	3.1		5	0.1		3	0.1		1	0.0		1	0.1

Total non-performing loans	(Won)	4,116	100.0%	(Won)	3,175	100.0%	(Won)	3,149	100.0%	(Won)	2,143	100.0%	(Won)	1,339	100.0%

Top 20 Non-Performing Loans

As of December 31, 2007, our 20 largest non-performing loans accounted for 8.8% of our total non-performing loan portfolio. The following table shows, as of December 31, 2007, certain information regarding our 20 largest non-performing loans:

	Industry	Gross principal outstanding		Allowance for loan losses
	(in billions of Won)
Borrower A	Finance and insurance	(Won)	23	(Won)	21
Borrower B	Manufacturing		10		6
Borrower C	Real estate		9		3
Borrower D	Construction		7		0
Borrower E	Transportation		7		3
Borrower F	Retail and wholesale		7		2
Borrower G	Manufacturing		6		2
Borrower H	Construction		5		5
Borrower I	Manufacturing		5		4
Borrower J	Manufacturing		5		5
Borrower K	Other		5		0
Borrower L	Real estate		4		1
Borrower M	Manufacturing		4		0
Borrower N	Other		3		1
Borrower O	Other		3		1
Borrower P	Construction		3		2
Borrower Q	Manufacturing		3		3
Borrower R	Manufacturing		3		3
Borrower S	Other		3		2
Borrower T	Retail and wholesale		3		1
Total		(Won)	118	(Won)	65

Most of our loans to companies in workout or restructuring were not classified as non-performing as of December 31, 2007 because such loans had been rescheduled and payments on such rescheduled loans were not past due by more than 90 days.

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

Once the details of a non-performing loan are identified, we pursue early solutions for recovery. While the overall process is the responsibility of the Credit Group, actual recovery efforts on non-performing loans are handled by one of our regional credit management centers or the Credit Management Department.

In addition, we use the services of our loan collection subsidiary, KB Credit Information Co., Ltd. (formerly known as Kookeun Credit Information Co., Ltd.), of which we own 99.7% of the outstanding share capital. KB Credit Information receives payments from recoveries made on charged-off loans and loans that are overdue for over six months (three months in the case of credit card loans). KB Credit Information has over 1,500 employees, including loan recovery experts, legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. The amount recovered was (Won)660 billion in 2005, (Won)545 billion in 2006 and (Won)435 billion in 2007.

Methods for resolving non-performing loans include the following:

(i)	For loans in arrears for more than three months but less than six months and for loans to bankrupt companies:

•	non-performing loans are transferred from the operating branch to our regional credit management centers;

•	a demand note is dispatched by mail if payment is generally one month past due;

•	calls and visits are made by our regional credit management center staff to customers encouraging them to make payments;

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans;

•	preparations are made to use judicial means, including foreclosure and auction of the collateral; and

•	credit card loans are transferred to KB Credit Information for collection.

(ii)	For loans in arrears for more than six months but less than one year and for loans to bankrupt companies over three months after bankruptcy:

•	for mortgage loans other than individual housing loans, foreclosure and auction proceedings are commenced;

•	for unsecured loans other than credit card loans, the loans are transferred to KB Credit Information for collection; and

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans.

(iii)	For loans in arrears for over one year:

•	for individual housing loans, foreclosure and auction proceeding are commenced;

•	in the case of unsecured loans, the loans are treated as loan losses; and

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

	As of December 31,
	2003			2004			2005			2006			2007
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,644	28.1%	(Won)	1,912	27.8%	(Won)	1,691	28.7%	(Won)	1,444	31.9%	(Won)	1,071	35.5%
Construction		332	4.2		376	3.2		240	3.6		179	4.3		175	5.1
Lease financing		—	—		—	—		—	—		—	—		—	—
Other corporate		28	0.5		25	0.6		18	1.1		12	0.9		14	1.0

Total corporate		2,004	32.8		2,313	31.6		1,949	33.4		1,635	37.1		1,260	41.6

Retail
Mortgage and home equity		68	36.0		246	42.0		173	42.9		173	42.3		114	38.2
Other consumer		1,102	19.7		1,168	18.8		739	16.7		441	14.2		314	13.3

Total retail		1,170	55.7		1,414	60.8		912	59.6		614	56.5		428	51.5
Credit cards		2,537	10.5		696	6.8		331	6.1		205	5.9		165	6.1
Foreign (1)		61	1.0		38	0.8		20	0.9		14	0.5		11	0.8

Total allowance for loan losses	(Won)	5,772	100.0%	(Won)	4,461	100.0%	(Won)	3,212	100.0%	(Won)	2,468	100.0%	(Won)	1,864	100.0%

(1)	Consists of loans to corporations.

Our total allowance for loan losses was (Won)3,212 billion as of December 31, 2005. During 2006, the allowance for loans losses decreased by (Won)744 billion, or 23.2%, to (Won)2,468 billion as of December 31, 2006. During 2007, the allowance for loans losses decreased by (Won)604 billion, or 24.5%, to (Won)1,864 billion as of December 31, 2007 .

Analysis of Allowance for Loan Losses

The following table analyzes our loan loss experience for each of the years indicated:

	Year ended December 31,
	2003		2004		2005		2006		2007
	(in billions of Won, except percentages)
Balance at the beginning of the period	(Won)	5,195	(Won)	5,772	(Won)	4,461	(Won)	3,212	(Won)	2,468
Amounts charged against income		7,192		3,860		433		(195)		109
Allowance relating to loans repurchased from the Korea Asset Management Corporation		6		—		—		—		—
Allowance relating to other loans repurchased		—		6		—		—		1
Allowance relating to newly consolidated entities		—		9		—		—		—
Gross charge-offs:
Domestic:
Corporate
Commercial and industrial		1,056		976		726		480		580
Construction		80		103		9		55		108
Lease financing		—		—		—		—		—
Other corporate		13		8		9		15		4
Retail
Mortgage and home equity		34		181		112		90		49
Other consumer		745		1,313		533		394		275
Credit cards		5,290		3,313		868		301		331
Foreign:		59		20		—		—		—

Total gross charge-offs		(7,277)		(5,914)		(2,257)		(1,335)		(1,347)
Recoveries:
Domestic:
Corporate
Commercial and industrial		99		56		114		86		98
Construction		7		40		3		6		21
Other corporate		16		2		2		2		1
Retail
Mortgage and home equity		5		1		3		137		16
Other consumer		59		71		114		198		196
Credit cards		452		554		338		357		301
Foreign:		18		4		1		—		—

Total recoveries		656		728		575		786		633

Net charge-offs		(6,621)		(5,186)		(1,682)		(549)		(714)

Balance, at the end of the period	(Won)	5,772	(Won)	4,461	(Won)	3,212	(Won)	2,468	(Won)	1,864

Ratio of net charge-offs during the period to average loans outstanding during the period		4.5%		3.6%		1.2%		0.4%		0.4%

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

Procedure for Charge-off Approval

In order to charge off corporate loans under Korean GAAP, an application for a charge-off must be submitted to our Credit Management Department promptly after the corporate loan is classified as estimated loss or deemed uncollectible. The Credit Management Department refers the charge-off application to our Branch Audit Department for their review to ensure compliance with our internal procedures for charge-offs. Then, the Credit Management Department, after reviewing the application to confirm that it meets relevant requirements, seeks an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. Once we receive approval from the Financial Supervisory Service, we must also obtain approval from our senior management to charge off those loans. With respect to corporate loans under U.S. GAAP, we follow a similar procedure (although we will not seek approval from the Financial Supervisory Service).

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval of a majority of unsecured and two-thirds of secured creditor financial institutions, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding (Won)500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit.

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

The Investment Banking/Global Business Group, Capital Markets & Treasury Group and the Risk Management Department supervise our investment and trading activities. In making securities investments, we take into account a number of factors, including macroeconomic trends, industry analysis and credit evaluation in determining whether to make particular investments in securities.

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

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments:

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated:

	As of December 31,
	2005				2006				2007
	Book value		Market value		Book value		Market value		Book value		Market value
	(in billions of Won)
Available-for-sale securities:
Equity securities	(Won)	128	(Won)	128	(Won)	1,007	(Won)	1,007	(Won)	305	(Won)	305
Debt securities
Korean treasury securities and government agency securities		3,394		3,394		3,708		3,708		4,131		4,131
Debt securities issued by financial institutions		9,931		9,931		8,184		8,184		7,642		7,642
Corporate debt securities		570		570		589		589		699		699
Debt securities issued by foreign governments		19		19		9		9		9		9
Asset-backed securities		112		112		151		151		43		43
Other debt securities		1		1		—		—		—		—

Total available-for-sale		14,155		14,155		13,648		13,648		12,829		12,829

Held-to-maturity securities:
Debt securities
Korean treasury securities and government agency securities		6,209		6,078		8,316		8,271		8,601		8,310
Debt securities issued by financial institutions		3,870		3,828		2,227		2,214		1,972		1,913
Corporate debt securities		125		120		215		212		194		186
Debt securities issued by foreign governments		—		—		—		—		—		—
Asset-backed securities		294		290		205		203		291		288

Total held-to-maturity		10,498		10,316		10,963		10,900		11,058		10,697

Trading securities:
Equity securities		201		201		145		145		250		250
Debt securities
Korean treasury securities and government agency securities		1,756		1,756		478		478		1,055		1,055
Debt securities issued by financial institutions		1,595		1,595		1,951		1,951		3,667		3,667
Corporate debt securities		—		—		—		—		32		32
Asset-backed securities		—		—		—		—		1		1

Total trading		3,552		3,552		2,574		2,574		5,005		5,005

Total securities	(Won)	28,205	(Won)	28,023	(Won)	27,185	(Won)	27,122	(Won)	28,892	(Won)	28,531

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2007:

	As of December 31, 2007
	Within 1 year		Weighted average yield (1)	Over 1 but within 5 years		Weighted average yield (1)	Over 5 but within 10 years		Weighted average yield (1)	Over 10 years		Weighted average yield (1)	Securities not due at a single maturity		Weighted average yield (1)	Total		Weighted average yield (1)
	(in billions of Won, except percentages)
Available-for-sale securities:
Korean treasury securities and government agencies	(Won)	426	4.96%	(Won)	3,686	3.49%	(Won)	19	5.45%		—	—		—	—	(Won)	4,131	3.65%
Debt securities issued by financial institutions		2,699	3.50		4,785	3.18		142	3.92	(Won)	16	4.31%		—	—		7,642	3.31
Corporate debt securities		147	6.10		507	4.02		20	5.76		—	—	(Won)	25	2.51%		699	4.46
Debt securities issued by foreign governments		—	—		—	—		9	5.37		—	—		—	—		9	5.37
Asset-backed securities		20	5.06		11	2.56		12	7.49		—	—		—	—		43	5.05
Other debt securities		—	—		—	—		—	—		—	—		—	—		—	—

Total	(Won)	3,292	3.82%	(Won)	8,989	3.35%	(Won)	202	4.52%	(Won)	16	4.31%	(Won)	25	2.51%	(Won)	12,524	3.49%

Held-to-maturity securities
Korean treasury securities and government agencies		1,404	4.71		4,701	4.20		2,481	4.67		10	2.26		5	0.73		8,601	4.42
Debt securities issued by financial institutions		55	3.96		1,778	2.23		130	4.24		—	—		9	3.50		1,972	2.42
Debt securities issued by foreign governments		—	—		—	—		—	—		—	—		—	—		—	—
Corporate debt securities		50	4.45		144	3.83		—	—		—	—		—	—		194	3.99
Asset-backed securities		175	4.13		86	3.13		30	4.15		—	—		—	—		291	3.84
Other debt securities		—	—		—	—		—	—		—	—		—	—		—	—

Total	(Won)	1,684	4.62%	(Won)	6,709	3.66%	(Won)	2,641	4.64%	(Won)	10	2.26%	(Won)	14	2.53%	(Won)	11,058	4.04%

Trading securities:
Korean treasury securities and government agencies		66	2.77		922	1.18		67	1.99		—	—		—	—		1,055	1.33
Debt securities issued by financial institutions		291	2.83		3,376	2.52		—	—		—	—		—	—		3,667	2.55
Debt securities issued by foreign government		—	—		—	—		—	—		—	—		—	—		—	—
Corporate debt securities		12	2.64		20	1.13		—	—		—	—		—	—		32	1.69
Asset-backed securities		1	2.37		—	—		—	—		—	—		—	—		1	2.37
Other trading securities		—	—		—	—		—	—		—	—		—	—		—	—

Total	(Won)	370	2.81%	(Won)	4,318	2.23%	(Won)	67	1.99%		—	—		—	—	(Won)	4,755	2.27%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities and trading securities).

Concentrations of Risk

As of December 31, 2007, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date, which was (Won)16,966 billion:

	Book value		Market value
	(in billions of Won)
Name of issuer:
Korean government	(Won)	11,182	(Won)	10,984
Bank of Korea		6,144		6,144

Total	(Won)	17,326	(Won)	17,128

The Bank of Korea is controlled by the Korean government.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term debt, short-term borrowings, including borrowings from the Bank of Korea, and call money.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and savings deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 79.6% of total funding as of December 31, 2005, 76.4% of total funding as of December 31, 2006 and 73.0% of total funding as of December 31, 2007.

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

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2005			2006			2007
	Average balance (1)		Average rate paid	Average balance (1)		Average rate paid	Average balance (1)		Average rate paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	(Won)	3,010	—	(Won)	3,173	—	(Won)	3,126	—
Interest-bearing		614	1.14%		625	1.76%		605	2.15%
Time deposits:
Certificates		5,007	3.69		8,386	4.52		14,628	5.19
Other time deposits		66,229	3.61		62,015	3.92		63,082	4.40
Savings deposits		38,343	0.57		41,652	0.71		42,001	0.84
Mutual installment deposits (2)		10,589	3.61		8,511	3.40		6,900	3.35

Average total deposits	(Won)	123,792	2.57	(Won)	124,362	2.74	(Won)	130,342	3.17

(1)	Average balances are based on daily balances for our primary banking operations and subsidiaries.
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

Certificates of Deposit and Other Time Deposits

The following table presents the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of (Won)100 million as of December 31, 2007:

	Certificates of deposit		Other time deposits		Mutual installment deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	6,811	(Won)	7,224	(Won)	152	(Won)	14,187
After three but within six months		4,140		5,477		117		9,734
After six but within 12 months		5,278		13,494		136		18,908
After 12 months		373		2,004		166		2,543

Total	(Won)	16,602	(Won)	28,199	(Won)	571	(Won)	45,372

A majority of our other time deposits issued by our overseas branches is in the amount of US$100,000 or more.

Long-term debt

The aggregate amount of contractual maturities of all long-term debt at December 31, 2007 was as follows:

	At December 31, 2007
	(in billions of Won)
Due in 2008	(Won)	10,413
Due in 2009		7,567
Due in 2010		8,347
Due in 2011		1,202
Due in 2012		4,174
Thereafter		4,606

Gross long-term debt		36,309
Discount		(2)

Total long-term debt, net	(Won)	36,307

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the year ended December 31,
	2005		2006		2007
	(in billions of Won, except percentages)
Call money:
Year-end balance	(Won)	1,254	(Won)	168	(Won)	794
Average balance (1)		1,218		2,825		2,069
Maximum balance		2,305		3,220		4,409
Average interest rate (2)		3.28%		4.21%		4.88%
Year-end interest rate		3.40-4.45%		4.08-7.50%		0.55-8.50%
Borrowings from the Bank of Korea: (3)
Year-end balance	(Won)	647	(Won)	682	(Won)	488
Average balance (1)		687		653		539
Maximum balance		972		1,059		705
Average interest rate (2)		2.04%		2.30%		2.97%
Year-end interest rate		2.00-4.67%		2.75%		3.25%
Other short-term borrowings: (4)
Year-end balance	(Won)	5,471	(Won)	9,945	(Won)	7,288
Average balance (1)		7,474		7,574		9,335
Maximum balance		9,387		10,020		10,616
Average interest rate (2)		3.68%		4.48%		4.95%
Year-end interest rate		0.00-7.73%		0.53-5.95%		1.07-6.91	%(5)

(1)	Average outstanding balances have been calculated using daily averages.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)

Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings and debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured with the exception of borrowings from the Bank of Korea. These short-term borrowings are secured by securities totaling (Won)533 billion as of December 31, 2007.

(5)

Excludes interest rates of 9.00%, 25.00% and 25.00% on short-term borrowings of (Won)520 million, (Won)300 million and (Won)200 million, respectively, as of December 31, 2007 by three of our special purpose entities.

Supervision and Regulation

Legal and Regulatory Framework

The banking system in Korea is governed by the Bank Act of 1950, as amended (the “Bank Act”) and the Bank of Korea Act of 1950, as amended (the “Bank of Korea Act”). In addition, Korean banks come under the regulations and supervision of the Bank of Korea, the Monetary Policy Committee, the Financial Services Commission and its executive body, the Financial Supervisory Service.

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

The Financial Services Commission, established on April 1, 1998, regulates commercial banks pursuant to the Bank Act, including establishing guidelines on capital adequacy of commercial banks, and prepares regulations relating to supervision of banks. Furthermore, pursuant to the Amendment to the Government Organization Act and the Bank Act on May 24, 1999, the Financial Services Commission, instead of the Ministry of Strategy and Finance, now regulates market entry into the banking business.

The Financial Supervisory Service was established on January 2, 1999 as a unified body of the former Bank Supervisory Authority (the successor to the Office of Bank Supervision), the Securities Supervisory Board, the Insurance Supervisory Board and the Credit Management Fund. The Financial Supervisory Service is subject to the instructions and directives of the Financial Services Commission and carries out supervision and examination of commercial banks. In particular, the Financial Supervisory Service sets requirements both for prudent control of liquidity and for capital adequacy and establishes reporting requirements within the authority delegated to it under the Financial Services Commission regulations, pursuant to which banks are required to submit annual reports on financial performance and shareholdings, regular reports on management strategy and non-performing loans, including write-offs, and management of problem companies and plans for the settlement of bad loans.

Under the Bank Act, permission to commence a commercial banking business or a long-term financing business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of deposits for a period not exceeding one year or subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of deposits with maturities of at least one year, or the issuance of bonds or other securities. A bank wishing to enter into any business other than commercial banking and long-term financing businesses, such as the trust business, must obtain permission from the Financial Services Commission. Permission to merge with any other banking institution, to liquidate, to close a banking business or to transfer all or a part of a business must also be obtained from the Financial Services Commission.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on Bank of International Settlements (“BIS”) standards. These standards were adopted and became effective in 1996. All domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%.

In November 2002, the Financial Supervisory Service amended the Enforcement Detailed Rules on the Supervision of the Banking Business to include a more conservative risk-weighting system for certain newly extended home mortgage loans, which set the risk-weighted ratios of Korean banks in respect of home mortgage loans between 50% and 70% depending on the borrower’s debt ratio and whether the home mortgage loans are overdue. On June 28, 2007, the FSC further amended the Enforcement Detailed Rules on the Supervision of the Banking Business and, as a result, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans from January 1, 2008:

(1)	for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio of 35%; and

(2)	for those banks which adopted an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Enforcement Detailed Rules on the Supervision of the Banking Business.

Under the Regulation on the Supervision of the Banking Business most recently amended on December 28, 2007, banks must generally maintain allowances for credit losses in respect of their outstanding loans and other credits (including guarantees, and acceptances and trust account loans) in an aggregate amount covering not less than:

•

0.85% of normal credits (or 0.9% in the case of normal credits comprising loans to borrowers in the construction, wholesale and retail, accommodation and restaurant or real estate and housing industries (as classified under the Korean Industry Classification Standard), 1.0% in the case of normal credits comprising loans to individuals and households, and 1.5% in the case of normal credits comprising outstanding credit card receivables and card loans);

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

See “—Recent Regulations Relating to Retail Household Loans” and “—Credit Card Business.”

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Rules on the Supervision of the Banking Business. Banks may not invest an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a maturity of over three years. This stipulation does not apply to Korean government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea. The Financial Services Commission also requires each Korean bank to:

•

maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100% and to make monthly reports to the Financial Supervisory Service;

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

Amendments to the Bank Act which became effective on July 28, 2002 strengthened restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10%; (or 15% in the case of regional banks) in the aggregate of the bank’s total issued voting shares; or

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than (Won)2 trillion in aggregate; or (iii) any mutual fund of which any single shareholding group identified in (i) or (ii) above, owns more than 4% of the total issued and outstanding shares.

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. There are no legal controls on interest rates on loans made by registered banks in Korea. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

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

Disclosure of Management Performance

In order to assist the general public, especially depositors and shareholders, in monitoring bank management performance, the Financial Services Commission requires commercial banks to make mandatory public disclosures of the following in addition to the disclosure regulations generally applicable to listed companies:

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

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission recently implemented a number of changes to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. As a result of the rapid increase in retail household loans and related credit risks, the Financial Services Commission and the Financial Supervisory Service increased the minimum provisioning requirements for retail household loans. These requirements, set forth in the following table, became effective on December 31, 2006:

Asset Quality Classification	Provisioning ratio on retail household loans
	Before	Current
Normal	0.75% or above	1.0% or above
Precautionary	8.0% or above	10.0% or above
Substandard	20.0% or above	20.0% or above
Doubtful	55.0% or above	55.0% or above
Estimated loss	100.0%	100.0%

In addition, due to a rapid increase in the number of loans secured by homes and other forms of housing, the Financial Services Commission and the Financial Supervisory Service implemented regulations designed to curtail extension of new or refinanced loans secured by housing, including the following:

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

Restrictions on Shareholdings in Other Companies

Under the Bank Act, a bank may not own more than 15% of shares outstanding with voting rights of another corporation, except where, among other reasons:

•	that corporation engages in a category of financial businesses set forth by the Financial Services Commission; or

•	the acquisition is necessary for the corporate restructuring of the corporation and is approved by the Financial Services Commission.

In the above exceptional cases, a bank must satisfy either of the following requirements:

•

the total investment in corporations in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions); or

•	the acquisition satisfies the requirements determined by the Financial Services Commission.

The Bank Act provides that a bank using its bank accounts and its trust accounts may not acquire the shares of another corporation that is a major shareholder of the bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the Korea Deposit Insurance Corporation and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% of that bank’s outstanding voting shares, unless they obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit, in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% of that bank’s outstanding voting shares, and in excess of 10%, 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Services Commission in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor), with the exception of non-financial business group companies described above, may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Services Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

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

Laws and Regulations Governing Other Business Activities

A bank must register with the Ministry of Strategy and Finance to enter the foreign exchange business, which is governed by the Foreign Exchange Transaction Law. A bank must obtain the permission of the Financial Services Commission to enter the securities business, which is governed by regulations under the Korean Securities and Exchange Act. Under these laws, a bank may engage in the foreign exchange business, securities repurchase business, governmental/public bond underwriting business and governmental bond dealing business.

Trust Business

A bank must obtain approval from the Financial Services Commission to engage in trust businesses. The Trust Act and the Trust Business Act govern the trust activities of banks, and they are subject to various legal and accounting procedures and requirements, including the following:

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

Credit Card Business

General

In order to enter the credit card business, a bank must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on February 29, 2008. A registered bank engaging in the credit card business is regulated by the Financial Services Commission and the Financial Supervisory Service.

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

Pursuant to the Specialized Credit Financial Business Act, the Financial Services Commission may either restrict the limit or take other necessary measures against the registered bank engaging in the credit card business with respect to the following:

•	maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage; or

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards.

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act issued in December 2003, a registered bank engaging in the credit card business must maintain an aggregate quarterly average outstanding lending balance to credit cardholders (including cash advances and credit card loans, but excluding restructured loans) no greater the sum of (i) its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services and (ii) the aggregate quarterly debit card transaction volume.

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

Financial Investment Services and Capital Market Act

On July 3, 2007, the National Assembly of Korea passed the Financial Investment Services and Capital Market Act (the “FCA”), a new law consolidating six laws regulating capital markets. The FCA will become effective from February 2009. Prior to the effective date, certain procedural matters will be initiated from July 2008, as discussed further below. In addition, specific details regarding the implementation of the FCA will be set forth in the related presidential decree and regulations to be prepared by the Ministry of Finance and Economy, which are scheduled to be finalized prior to July 2008.

The following is a summary of the major changes introduced under the FCA.

Consolidation of Capital Markets-Related Laws

Currently, there are separate laws regulating various types of financial institutions depending on the type of financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjecting financial institutions to different licensing and ongoing regulatory requirements (for example, the Securities and Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to the same financial business having the same economic function, the FCA attempts to improve and address issues caused by the current regulatory system under which the same economic function relating to capital markets-related businesses are governed by multiple regulations. To this end, the FCA categorizes capital markets-related businesses into six different functions, as follows:

•	dealing (trading and underwriting of “financial investment products” (as defined below)),

•	brokerage (brokerage of financial investment products),

•	collective investment (establishment of collective investment schemes and the management thereof),

•	investment advice,

•	discretionary investment management, and

•	trusts (together with the five businesses set forth above, the “Financial Investment Businesses”).

Therefore, all current financial businesses relating to financial investment products will be reclassified as one or more of the Financial Investment Businesses described above, and financial institutions will be subject to the regulations applicable to their relevant Financial Investment Business(es), irrespective of the type of the financial institution (for example, in principle, derivative businesses conducted by securities companies and futures companies will be subject to the same regulations under the FCA).

The banking business and insurance business are not subject to the FCA and continue to be regulated under separate laws.

Comprehensive Definition of Financial Investment Products

In an effort to encompass the various types of securities and derivative products available in the capital markets, the FCA sets forth a comprehensive term “financial investment products,” defined to mean all financial products with a risk of loss in the invested amount (in contrast to “deposits,” which are financial products for which the invested amount is protected or preserved). Financial investment products are classified into two major categories: (i) “securities” (relating to financial investment products where the risk of loss is limited to the invested amount) and (ii) “derivatives” (relating to financial investment products where the risk of loss may exceed the invested amount). As a result of the general and open-ended manner in which financial investment products are defined, any future financial product could potentially come within the scope of the definition of financial investment products, thereby enabling Financial Investment Companies (as defined below) to handle a broader range of financial products. Under the FCA, securities companies, asset management companies, futures companies and other entities engaging in any Financial Investment Business are classified as “Financial Investment Companies.”

New License System and the Conversion of Existing Licenses

Financial Investment Companies will be able to choose what Financial Investment Business to engage in (via a “check the box” method set forth in the relevant license application), by specifying the desired (i) Financial Investment Business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold or dealt to (i.e., general investors or professional investors). Licenses will be issued under the specific business sub-categories described in the foregoing sentence. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the Financial Investment Business of (i) dealing (ii) over the counter derivatives products (iii) only with sophisticated investors.

Financial institutions currently engaging in business activities constituting a Financial Investment Business will have to take certain steps, such as renewal of their license or registration, in order to continue engaging in such business activities. The period to complete the necessary steps will be two months, commencing in July 2008, subject to extension as further described in the FCA. Financial institutions that are not licensed Financial Investment Companies will not be permitted to engage in any Financial Investment Business, subject to the following exceptions: (i) banks and insurance companies will be permitted to engage in certain categories of Financial Investment Business; and (ii) other financial institutions that engaged in any Financial Investment Business prior to the effective date of the FCA (whether in the form of a concurrent business or an incidental business) will be permitted to continue such Financial Investment Business for a period not exceeding six months commencing on the effective date of the FCA.

Expanded Business Scope of Financial Investment Companies

Under the current regulatory system in Korea, it is difficult for a financial institution to explore a new line of business or expand upon its existing line of business. For example, a financial institution licensed as a securities company generally may not engage in the asset management business. In contrast, under the FCA, pursuant to the integration of its current businesses involving financial investment products into a single Financial Investment Business, a licensed Financial Investment Company will be permitted to engage in all types of Financial Investment Businesses, subject to satisfying relevant regulations for example, maintaining an adequate “Chinese Wall,” to the extent required. As to incidental businesses (i.e., a financial related business which is not a Financial Investment Business), the FCA generally allows a Financial Investment Company to freely engage in such incidental businesses by shifting away from the current positive-list system towards a more comprehensive system. In addition, a Financial Investment Company will be permitted to outsource marketing activities by contracting “introducing brokers” that are individuals but not employees of the Financial Investment Company. It is expected that Financial Investment Companies will be permitted (i) to engage in foreign exchange businesses related to their Financial Investment Business and (ii) to participate in the settlement network, pursuant to an agreement among the settlement network participants.

Improvement in Investor Protection Mechanism

While the FCA widens the scope of financial businesses in which financial institutions are permitted to engage, a more rigorous investor-protection mechanism will be imposed upon Financial Investment Companies dealing in financial investment products. The FCA distinguishes general investors from sophisticated investors and provides new or enhanced protections to general investors. For instance, the FCA expressly provides for a strict know-your-customer rule for general investors and imposes an obligation that Financial Investment Companies should market financial investment products suitable to each general investor, using written explanatory materials. Under the FCA, a Financial Investment Company could be liable if a general investor proves (i) damage or losses relating to such general investor’s investment in financial investment products solicited by such Financial Investment Company and (ii) the absence of the requisite written explanatory materials (without having to prove fault or causation). With respect to conflicts of interest between Financial Investment Companies and investors, the FCA expressly requires (i) disclosure of any conflict of interest to investors and (ii) mitigation of conflicts of interest to a comfortable level or abstention from the relevant transaction.

Other Changes of Securities/Fund Regulations

The FCA aims to change various securities regulations including those relating to public disclosure, insider trading and proxy contests, which are currently governed by the Securities and Exchange Act. For example, the 5% and 10% reporting obligations under the Securities and Exchange Act will become more stringent. The Indirect Investment and Asset Management Business Act strictly limits the kind of vehicles that could be utilized under a collective investment scheme, restricting the range of potential vehicles to trusts and corporations, and the type of funds that can be used for investments. However, under the FCA, these restrictions will be significantly liberalized, permitting all vehicles that may be created under Korean law, such as limited liability companies or partnerships, to be used for the purpose of collective investments and allowing investment funds to be much more flexible as to their investments.

Item 4C. Organizational	Structure

We are the direct or indirect parent company of a number of subsidiaries. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2007, including their total assets, net income, operating income and stockholders’ equity:

Subsidiary	Percentage of ownership	Total assets		Stockholders’ equity		Operating Income		Net Income
	(in millions of Won)
KB Data Systems Co., Ltd.	99.99%	(Won)	49,112	(Won)	21,019	(Won)	5,964	(Won)	4,242
KB Futures Co., Ltd.	99.98		126,139		29,893		4,568		3,215
KB Investment Co., Ltd.	99.99		117,804		114,660		8,173		8,173
KB Asset Management Co., Ltd.	80.00		104,827		96,088		30,808		22,221
KB Real Estate Trust Co., Ltd.	99.99		291,771		147,750		32,461		23,367
KB Credit Information Co., Ltd.	99.73		47,484		40,516		7,303		5,313
Kookmin Bank Hong Kong Ltd.	100.00		402,857		80,192		5,518		4,729
Kookmin Bank International Ltd.	100.00		432,003		73,991		4,407		3,342

Further information regarding our subsidiaries is provided below:

•	KB Data Systems Co., Ltd. was established in Korea in September 1991 to provide software services to us and other financial institutions.

•	KB Futures Co., Ltd. was established in Korea in March 1997 to act as a broker-dealer for domestic and overseas futures transactions.

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

•

Other Subsidiaries. For the year ended December 31, 2007, we derived operating loss of (Won)355 billion (primarily reflecting non-recurring losses of our special purpose vehicle subsidiaries) and net loss of (Won)1 billion from our remaining subsidiaries, which individually do not account for a significant amount of our business.

In addition, in March 2008, we acquired 95.8% of the outstanding common stock of KB Investment & Securities Co., Ltd., formerly known as Hannuri Investment & Securities Co., Ltd., for an aggregate purchase price of (Won)266.3 billion. KB Investment & Securities, which was established in Korea in August 1995, provides various investment banking services and became our consolidated subsidiary following such acquisition.

Item 4D. Property,	Plants and Equipment

Our registered office and corporate headquarters are located at 9-1, 2-ga, Namdaemoon-ro, Jung-Gu, Seoul 100-703, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters	9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703	1,749
Headquarters building	36-3, Yeoido-dong, Yeongdeungpo-gu,	5,354
	Seoul 150-758
Headquarters building	Yeoido, Seoul	5,928
Headquarters building	Yeoido, Seoul	2,006
Headquarters building	Jongro-gu, Seoul	3,704
Training institute	Ilsan	207,659
Training institute	Daechon	4,158
Training institute	Sokcho	15,584
Training institute	Cheonan	196,649
IT center	Seoul	13,116
IT center	Seoul	4,748

As of December 31, 2007, we had a countrywide network of 1,205 branches and sub-branches. Approximately one-third of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Hong Kong and the United Kingdom and branches in Tokyo in Japan, Auckland in New Zealand, New York in the United States and Guangzhou in China, as well as representative offices in Almaty in Kazakhstan, Ho Chi Minh City in Vietnam and Kyiv in the Ukraine. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2007 was (Won)1,826 billion.

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

Substantial growth in lending in Korea to small- and medium-sized enterprises has in recent years led to increasing delinquencies and a deterioration in overall asset quality, which began to stabilize in 2006. In 2007, under Korean GAAP, we recorded charge-offs of (Won)290 billion and provisions of (Won)369 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of (Won)391 billion and provisions of (Won)271 billion in 2006. See “Item 3D. Risk Factors—Risk relating to our small- and medium-sized enterprise loan portfolio.”

In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in retail lending led to increasing delinquencies, loan loss provisions, non-performing loans and charge-offs, which began to stabilize in 2005. In 2007, we recorded charge-offs of (Won)324 billion in respect of our retail loan portfolio, compared to charge-offs of (Won)484 billion in 2006. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio.”

The Korean economy is also closely tied to, and is affected by developments in, the global economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. These conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global credit and financial markets. Recent increases in credit spreads, as well as limitations on the availability of credit, may affect our ability to borrow, which may adversely affect our liquidity and performance. See “Item 3D. Risk Factors—Risks relating to liquidity and capital management.”

As a result of the developments in the Korean and global economy described above, as well as factors such as high oil prices, the weakness of the economy in certain parts of the world, and tensions with North Korea, the economic outlook for the financial services sector in Korea in 2008 and for the foreseeable future is uncertain.

New Basel Capital Accord

Beginning on January 1, 2008, the Financial Supervisory Service implemented Basel II in Korea, which has substantially affected the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on credit risk and market risk and on capital adequacy and asset soundness as measures of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk when calculating risk-weighted assets. While we believe that the implementation of our internal ratings-based approach in 2008 has increased our capital adequacy ratio and led to a decrease in our credit risk-related capital requirements as compared to those under our previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in our credit risk capital requirements in the future, which may require us to either improve our asset quality or raise additional capital. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

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

	Dec. 31, 2003		June 30, 2004		Dec. 31, 2004		June 30, 2005		Dec. 30, 2005		June 30, 2006		Dec. 29, 2006		June 29, 2007		Dec. 31, 2007
KOSPI		810.71		785.79		895.92		1,008.16		1,379.37		1,295.15		1,434.46		1,743.60		1,897.13
Won/US$ exchange rates (1)	(Won)	1,192.0	(Won)	1,156.0	(Won)	1,035.1	(Won)	1,034.5	(Won)	1,010.0	(Won)	948.5	(Won)	930.0	(Won)	922.6	(Won)	935.8
Corporate bond rates (2)		5.7%		5.0%		3.9%		4.4%		5.7%		5.3%		5.2%		5.6%		6.9%
Treasury bond rates (3)		4.8%		4.2%		3.3%		4.0%		5.1%		4.9%		4.9%		5.3%		5.7%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

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

Our consolidated financial statements for the year ended December 31, 2007 included a total allowance for credit losses of (Won)2,107 billion as of that date (including allowances of (Won)243 billion with respect to off-balance sheet credit instruments). Our total loan charge-offs, net of recoveries, amounted to (Won)714 billion and we recorded a provision for credit losses of (Won)18 billion in 2007.

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

Valuation Allowance for Deferred Tax Assets and Uncertain Tax Positions

In the normal course of business, we and our subsidiaries enter into transactions for which the tax treatment is unclear or subject to varying interpretations. We evaluate and assess the relative risks and merits of the appropriate tax treatment of transactions, filing positions and taxable income calculations after considering statutes, regulations, judicial precedent, and other information, and maintain tax accruals consistent with our evaluation of these relative risks and merits. The result of our evaluation and assessment is by its nature an estimate. We and our subsidiaries are routinely subject to audit and challenges from tax authorities. In the event we resolve a challenge for an amount different than amounts previously accrued, we will account for the difference in the period in which we resolve the matter. From January 1, 2007, with respect to accounting for uncertainty in our tax positions, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”), which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

This interpretation uses a two-step approach, wherein a tax benefit is recognized if a tax position is more likely than not to be sustained upon examination by tax authorities, and the amount recognized is measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authorities. Differences between tax positions taken in a tax return and amounts recognized are reflected in the financial statements as adjustments of income tax expense or deferred tax assets (liabilities). In addition, interest and penalties related to tax positions are classified as a component of income tax expense. FIN No. 48 also requires enterprises to make explicit disclosures at the end of each reporting period about uncertainties in their income tax positions, including detailed carry-forwards of tax benefits taken that do not qualify for financial statement recognition.

As a result of the substantial losses incurred by certain of our subsidiaries, we had an aggregate of (Won)69 billion of net operating loss carry-forwards as of December 31, 2007, which expire from 2008 to 2012. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of tax recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent that it is more likely than not that deferred tax assets will not be realized. We record a benefit or expense under the income tax expense/benefit line of our income statement when there is a net change in our total deferred tax assets and liabilities in a period. In 2005, 2006 and 2007, we recorded a valuation allowance for a certain amount of deferred tax assets resulting from net operating loss carry-forwards and land revaluation due to the uncertainty of the amount of our future profitability.

We believe that the estimates related to our recognition and measurement of uncertain tax positions and the establishment of the valuation allowance for deferred tax assets is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on our assumptions regarding the final outcome of our uncertain tax positions and our future profitability; and (2) any significant difference between our estimates of such outcomes and future profits on any particular date and estimates of such outcomes and future profits on a different date could result in an income tax expense or benefit which may have a material impact on our net income from period to period. Our assumptions about the final outcomes of our uncertain tax positions and our future profitability require significant judgment and are inherently subjective.

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year ended December 31,						Year ended December 31,
	2005		2006		2007		2006/2005	2007/2006
	(in billions of Won, except percentages)						(% change)
Interest and dividend income
Loans, including fees	(Won)	9,464	(Won)	9,941	(Won)	11,295	5.0%	13.6%
Trading securities		129		159		247	23.3	55.3
Investment securities		960		1,217		1,171	26.8	(3.8)
Call loans and securities purchased under resale agreements		78		60		60	(23.1)	0.0
Deposits		27		28		19	3.7	(32.1)

Total interest and dividend income		10,658		11,405		12,792	7.0	12.2

Interest expense
Deposits		3,181		3,408		4,132	7.1	21.2
Call money		40		119		101	197.5	(15.1)
Other borrowed funds		289		354		478	22.5	35.0
Secured borrowings		310		389		379	25.5	(2.6)
Long-term debt		937		1,072		1,597	14.4	49.0

Total interest expense		4,757		5,342		6,687	12.3	25.2

Net interest income	(Won)	5,901	(Won)	6,063	(Won)	6,105	2.7	0.7

Net interest margin (1)		3.53%		3.43%		3.17%

(1)	The ratio of net interest income to average interest earning assets. See “Item 3A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2007 to 2006

Interest and dividend income. Interest and dividend income increased 12.2% from (Won)11,405 billion in 2006 to (Won)12,792 billion in 2007, primarily due to a 13.6% increase in interest and fees on loans, which was enhanced by a 55.3% increase in interest and dividends on trading securities. The average balance of our interest earning assets increased 9.0% from (Won)176,655 billion in 2006 to (Won)192,610 billion in 2007, and the average yields on our interest earning assets increased from 6.46% in 2006 to 6.64% in 2007.

The 13.6% increase in interest and fees on loans from (Won)9,941 billion in 2006 to (Won)11,295 billion in 2007 was primarily the result of:

•

a 24.9% increase in the average volume of commercial and industrial loans from (Won)44,631 billion in 2006 to (Won)55,759 billion in 2007, which was enhanced by an increase of 21 basis points in average yields on such loans from 6.04% in 2006 to 6.25% in 2007;

•

a 6.7% increase in the average volume of mortgage and home equity loans from (Won)60,373 billion in 2006 to (Won)64,419 billion in 2007, which was enhanced by an increase of 32 basis points in average yields on such loans from 6.17% in 2006 to 6.49% in 2007; and

•	a 34.0% increase in the average volume of construction loans from (Won)5,194 billion in 2006 to (Won)6,959 billion in 2007.

The increase in the average volume of commercial and industrial loans was primarily a result of increased lending to small- and medium-sized enterprises due to increased marketing efforts to procure such customers.

The average volume of mortgage and home equity loans increased mainly as the result of higher demand for such loans in Korea. The increase in the average yields for commercial and industrial and mortgage and home equity loans was primarily a result of the general rise in market interest rates in Korea from 2006 to 2007. The increase in the average volume of construction loans primarily reflected higher demand for such loans to finance new real estate projects.

Overall, the average volume of our loans increased 12.3%, from (Won)143,457 billion in 2006 to (Won)161,157 billion in 2007, and the average yields on our loans increased eight basis points, from 6.93% in 2006 to 7.01% in 2007, reflecting the higher interest rate environment.

Our securities portfolio consists primarily of investment securities, of which 91.3% represented debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Korea Electric Power Corporation, the Korea Deposit Insurance Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) and debt securities issued by financial institutions and other Korean banks as of December 31, 2007. Interest and dividends on investment securities decreased 3.8% from (Won)1,217 billion in 2006 to (Won)1,171 billion in 2007. This decrease was primarily due to a 10.5% decrease in the average volume of investment securities from (Won)27,605 billion in 2006 to (Won)24,695 billion in 2007, which mainly reflected our decreased purchases of debt securities issued by financial institutions in the first half of 2007 for investment purposes. The effect of this decrease was partially offset by an increase of 33 basis points in average yields on such investment securities from 4.41% in 2006 to 4.74% in 2007, primarily due to the general rise in market interest rates in Korea.

Our securities portfolio also includes trading securities, of which 95.0% represented debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by financial institutions and other Korean banks as of December 31, 2007. Interest and dividends on trading securities increased 55.3% from (Won)159 billion in 2006 to (Won)247 billion in 2007. This increase was primarily due to a 52.8% increase in the average volume of trading securities from (Won)3,318 billion in 2006 to (Won)5,070 billion in 2007, which was principally the result of our increased purchases of debt securities of financial institutions for trading purposes.

Interest Expense. Interest expense increased 25.2% from (Won)5,342 billion in 2006 to (Won)6,687 billion in 2007, primarily due to a 21.2% increase in interest expense on deposits, a 49.0% increase in interest expense on long-term debt and a 35.0% increase in interest expense on other borrowed funds. The average balance of our interest bearing liabilities increased 9.2% from (Won)161,148 billion in 2006 to (Won)175,946 billion in 2007, principally as a result of increases in long-term debt, deposits and other borrowed funds, which was enhanced by a 49 basis point increase in average cost from 3.31% in 2006 to 3.80% in 2007.

The 21.2% increase in interest expense on deposits from (Won)3,408 billion in 2006 to (Won)4,132 billion in 2007 was primarily the result of:

•

a 74.4% increase in the average volume of certificates of deposit from (Won)8,386 billion in 2006 to (Won)14,628 billion in 2007, which was enhanced by an 67 basis point increase in the average interest rate paid on certificates of deposit from 4.52% in 2006 to 5.19% in 2007;

•	a 48 basis point increase in the average interest rate paid on other time deposits from 3.92% in 2006 to 4.40% in 2007; and

•	a 13 basis point increase in the average interest rate paid on savings deposits from 0.71% in 2006 to 0.84% in 2007.

The increase in the average volume of certificates of deposit was primarily attributable to our increased focus on marketing such certificates of deposit as a cost-effective source for our higher funding requirements. The increases in the average interest rates paid on certificates of deposit, other time deposits and savings deposits resulted from the general increase in market interest rates in Korea from 2006 to 2007.

These increases were partially offset by a 18.9% decrease in the average volume of mutual installment deposits from (Won)8,511 billion in 2006 to (Won)6,900 billion in 2007, which was principally due to the continuing decrease in our customers’ preference for mutual installment deposits relative to investment-related banking products.

The 49.0% increase in interest expense on long-term debt from (Won)1,072 billion in 2006 to (Won)1,597 billion in 2007 was mainly due to a 43.5% increase in the average volume of such debt from (Won)20,285 billion in 2006 to (Won)29,099 billion in 2007, due primarily to our increased use of long-term debt in order to meet our greater funding needs. This was enhanced by a 21 basis point increase in the average cost of such debt from 5.28% in 2006 to 5.49% in 2007, which was attributable mainly to the general increase in market interest rates in Korea.

Other borrowed funds consist primarily of short-term borrowings, borrowings from the Bank of Korea, short-term foreign currency borrowings, short-term debentures and borrowing from our trust accounts. The 35.0% increase in interest expense on other borrowed funds from (Won)354 billion in 2006 to (Won)478 billion in 2007 resulted mainly from an increase in the average volume of such borrowings, which was enhanced by an increase in the average interest rate paid with respect to such borrowings. The average volume of short-term borrowings other than borrowings from the Bank of Korea increased 23.3% from (Won)7,574 billion in 2006 to (Won)9,335 billion in 2007, primarily as a result of the increase in our overall funding needs. The average interest rate paid on short-term borrowings other than borrowings from the Bank of Korea increased 47 basis points from 4.48% in 2006 to 4.95% in 2007. Such increase mainly reflected the higher interest rate environment.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin decreased from 3.43% in 2006 to 3.17% in 2007, as the increase in the average volume of interest earning assets outpaced the increase in our net interest income. The average volume of our interest earning assets increased 9.0% from (Won)176,655 billion in 2006 to (Won)192,610 billion in 2007, while net interest income increased 0.7% from (Won)6,063 billion in 2006 to (Won)6,105 billion in 2007. However, the net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, declined from 3.15% in 2006 to 2.84% in 2007. The decline in net interest spread reflected a larger increase in the average cost of our interest bearing liabilities (including as a result of sharp growth in the average volume of certificates of deposit, where the increase in average cost was also relatively large) relative to the increase in the average yield on our interest earning assets (which was slowed by a relatively small increase in the average yield on commercial and industrial loans, where the growth in average volume was relatively large).

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

Net interest margin. Our overall net interest margin decreased from 3.53% in 2005 to 3.43% in 2006, as the increase in the average volume of interest earning assets outpaced the increase in our net interest income. The average volume of our interest earning assets increased 5.6% from (Won)167,225 billion in 2005 to (Won)176,655 billion in 2006, while net interest income increased 2.7% from (Won)5,901 billion in 2005 to (Won)6,063 billion in 2006. However, our net interest spread declined from 3.29% in 2005 to 3.15% in 2006. The decline in net interest spread reflected a larger increase in the average cost of our interest bearing liabilities (including as a result of sharp growth in the average volume of certificates of deposit, where the increase in average cost was also relatively large) relative to the increase in the average yield on our interest earning assets (which was slowed by the small increase in average yield on commercial and industrial loans, where the growth in average volume was relatively large).

Provision for Credit Losses

For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

Comparison of 2007 to 2006

Our provision for credit losses increased from a reversal of provision of (Won)100 billion in 2006 to provisions of (Won)18 billion in 2007, primarily due to a significant increase in the outstanding volume of our corporate loans. This increase was partially offset by a reversal of provisions in respect of unused lines of credits and guarantees other than loans, mainly due to an improvement in the overall asset quality of our loans.

Our loan charge-offs, net of recoveries, increased 30.1% from (Won)549 billion in 2006 to (Won)714 billion in 2007, which was attributable mainly to a (Won)116 billion increase in net charge-offs of corporate loans.

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

Corporate Loans. We establish specific loan loss allowances for corporate loans based on whether a particular loan is impaired or not. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—

Provisioning Policy.” We also establish an allowance for loan losses for corporate loans that we do not believe are impaired based on our historical loss experience for those types of loans. Smaller balance commercial loans (which are commercial loans of (Won)1 billion or less) are managed on a portfolio basis and evaluated collectively for impairment. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans.

	As of December 31,
	2005	2006	2007
Impaired loans as a percentage of total corporate loans	7.1%	4.7%	2.5%
Allowance for loan losses as a percentage of total corporate loans	4.2	2.9	1.7
Allowance for loan losses as a percentage of impaired loans	45.4	51.7	53.0

During 2007, impaired loans and allowance for loan losses, each as a percentage of total corporate loans, decreased due to significant growth in our corporate loans which resulted in a decrease in the overall outstanding balance of both total impaired loans and allowance for loan losses as a percentage of total corporate loans. However, a greater portion of relatively higher-quality impaired loans with lower levels of allowances for loan losses were repaid in 2007 as compared to lower-quality impaired loans, which led to a worse overall mix of impaired loans and in turn resulted in an increase in allowance for loan losses as a percentage of impaired loans.

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

	As of December 31,
	2005	2006	2007
Non-performing loans as a percentage of total consumer loans	1.5%	0.7%	0.4%
Allowance for loan losses as a percentage of total consumer loans	1.4	0.9	0.6
Allowance for loan losses as a percentage of non-performing loans	9.2	15.7	16.1

During 2007, non-performing consumer loans and allowance for loan loss, each as a percentage of total consumer loans, decreased as a result of the growth in our consumer loan portfolio, especially in mortgage and home equity loans, which led to a decrease in the overall outstanding balance of both total non-performing consumer loans and allowance for loan losses as a percentage of total consumer loans. However, a deterioration in the asset quality of our existing non-performing consumer loans led to a worse overall mix of non-performing consumer loans, which caused the level of allowance for loan losses as a percentage of non-performing consumer loans to increase slightly.

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

Non-Interest Income

The following table shows, for the periods indicated, the components of our non-interest income:

	Year ended December 31,						Year ended December 31,
	2005		2006		2007		2006/2005	2007/2006
	(in billions of Won)						(% change)
Credit card merchant fees	(Won)	811	(Won)	884	(Won)	976	9.0%	10.4
Other fees and commission income (excluding credit card merchant fees)		1,065		1,251		1,448	17.5	15.7
Net trading revenue		292		263		41	(9.9)	(84.4)
Trust fees, net		146		156		159	6.8	1.9
Net gain on investments		98		85		1,017	(13.3)	1,096.5
Other non-interest income		432		241		372	(44.2)	54.4

Total non-interest income	(Won)	2,844	(Won)	2,880	(Won)	4,013	1.3	39.3

Comparison of 2007 to 2006

Non-interest income increased 39.3% from (Won)2,880 billion in 2006 to (Won)4,013 billion in 2007. This increase was attributable primarily to:

•	a (Won)932 billion increase in net gain on investments from (Won)85 billion in 2006 to (Won)1,017 billion in 2007;

•	a (Won)197 billion increase in other fees and commission income from (Won)1,251 billion in 2006 to (Won)1,448 billion in 2007; and

•	a (Won)131 billion increase in other non-interest income from (Won)241 billion in 2006 to (Won)372 billion in 2007.

These increases were partially offset by a (Won)222 billion decrease in net trading revenue from (Won)263 billion in 2006 to (Won)41 billion in 2007.

The 1,096.5% increase in net gain on investments was attributable mainly to an increase in gains on disposal of investment securities, principally gains from the disposal of our shares in LG Card Co., Ltd. in the first half of 2007.

Other fees and commission income consists of commissions received on fund management, credit cards, cash dispenser services and letters of credit, commissions and fees received for brokerage and agency activities, commissions received on remittances and bancassurance fees. The 15.7% increase in other fees and commission income was attributable principally to an increase in commissions and fees received for brokerage and agency activities relating to investment-related banking products, reflecting our customers’ increased preference for such products.

Other non-interest income consists mainly of gains on the sale of loans and extinguishment of our debt obligations and insurance premiums. The 54.4% increase in other non-interest income was attributable principally to proceeds received from sales of assets by one of our subsidiaries currently in liquidation.

Net trading revenue consists of net realized and unrealized gains on securities and derivatives in our trading portfolio. The 84.4% decrease in net trading revenue resulted mainly from a decrease of net gains on derivatives trading.

Comparison of 2006 to 2005

Non-interest income increased 1.3% from (Won)2,844 billion in 2005 to (Won)2,880 billion in 2006. This increase was attributable primarily to:

•	a (Won)186 billion increase in other fees and commission income from (Won)1,065 billion in 2005 to (Won)1,251 billion in 2006; and

•	a (Won)73 billion increase in credit card merchant fees from (Won)811 billion in 2005 to (Won)884 billion in 2006.

These increases were largely offset by a (Won)191 billion decrease in other non-interest income from (Won)432 billion in 2005 to (Won)241 billion in 2006 and a (Won)29 billion decrease in net trading revenue from (Won)292 billion in 2005 to (Won)263 billion in 2006.

The 17.5% increase in other fees and commission income was attributable principally to an increase in commissions received for brokerage and agency activities.

The 9.0% increase in credit card merchant fees was principally a result of increases in credit purchases by our customers reflecting their increased preference for such purchases relative to cash advances.

The 44.2% decrease in other non-interest income was attributable principally to lower gains on sales of loans resulting from a decrease of loan sale transactions to third parties.

The 9.9% decrease in net trading revenue resulted mainly from a decrease of gains on disposal of trading securities.

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year ended December 31,						Year ended December 31,
	2005		2006		2007		2006/2005	2007/2006
	(in billions of Won)						(% change)
Salaries and employee benefits	(Won)	2,193	(Won)	2,054	(Won)	2,281	(6.3)%	11.1
Other administrative expenses		628		770		836	22.6	8.6
Other fees and commissions		524		654		729	24.8	11.5
Depreciation and amortization		353		324		419	(8.2)	29.3
Credit card fees		188		239		338	27.1	41.4
Other non-interest expenses		428		481		532	12.4	10.6

Total non-interest expense	(Won)	4,314	(Won)	4,522	(Won)	5,135	4.8	13.6

Comparison of 2007 to 2006

Non-interest expense increased 13.6% from (Won)4,522 billion in 2006 to (Won)5,135 billion in 2007. This increase was primarily due to a (Won)227 billion increase in salaries and employee benefits, a (Won)99 billion increase in credit card fees, a (Won)95 billion increase in depreciation and amortization, a (Won)75 billion increase in other fees and commissions, a (Won)66 billion increase in other administrative expenses and a (Won)51 billion increase in other non-interest expenses.

The 11.1% increase in salaries and benefits was due mainly to increases in the number of our employees, as well as an overall increase in compensation levels.

Credit card fees include fees and commissions paid to our sales agents, expenses related to awarding mileage and bonus points to our credit card customers and fees and commissions paid to our member merchants. The 41.4% increase in credit card fees resulted mainly from marketing costs in connection with our continued efforts to expand our credit card operations.

The 29.3% increase in depreciation and amortization was primarily due an increase in depreciation on premises and equipment.

Other fees and commissions include deposit insurance fees paid to the Korea Deposit Insurance Corporation, contributions to guarantee funds and miscellaneous fees for consulting and other services provided by third party service providers. The 11.5% increase in other fees and commissions was attributable principally to an increase in contributions to guarantee funds.

Other administrative expenses include leasing, advertising, public relations, sales promotion, telecommunication and data processing expenses. The 8.6% increase in other administrative expenses was primarily due to increased leasing costs associated with our branch operations.

Other non-interest expenses include losses in connection with the sale of loans, losses on the disposal of premises and equipment, tax expenses other than income tax, insurance expense, losses on impairment of other assets, provision for other losses, donations and penalties. The 10.6% increase in other non-interest expenses resulted mainly from expenses incurred in connection with sales of assets by one of our subsidiaries currently in liquidation.

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

Income Tax Expense

Comparison of 2007 to 2006

Income tax expense decreased 15.2% from (Won)1,423 billion in 2006 to (Won)1,206 billion in 2007, although our earnings increased and our deferred income tax assets decreased in 2007, primarily as a result of our adoption of FIN No. 48 in 2007. We recognized in 2007 tax benefits with respect to our uncertain tax positions in accordance with the criteria and guidelines set forth in FIN No. 48, which reduced our income tax expense as compared to 2006, when we did not recognize tax benefits relating to uncertain tax positions until such benefits were realized. See “—Critical Accounting Policies—Valuation Allowance for Deferred Tax Assets and Uncertain Tax Positions.” The statutory tax rate applicable to us was approximately 27.5% in 2006 and 2007. Our effective tax rate was 31.5% in 2006 and 24.3% in 2007.

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

Net Income

As a result of the above, our net income was (Won)3,755 billion in 2007, compared to (Won)3,091 billion in 2006 and (Won)2,716 billion in 2005.

Results under Korean GAAP by Principal Business Segment

We are organized into four major business segments: retail banking, credit card operations, corporate banking and capital markets. The following discussion is based upon our internal management account information, prepared based on Korean GAAP. The following table shows, for the periods indicated, our results of operation by segment based on this information:

	Net income (1) Year ended December 31,						Total revenue Year ended December 31,
	2005		2006		2007		2005		2006		2007
	(in billions of Won)
Retail banking	(Won)	1,320	(Won)	1,231	(Won)	1,338	(Won)	9,169	(Won)	10,372	(Won)	11,466
Credit card operations		494		491		505		2,193		2,256		2,239
Corporate banking		360		345		414		4,267		5,265		7,048
Capital markets		151		12		(19)		7,109		8,967		9,020
Other		7		477		622		2,797		2,457		3,482

Total	(Won)	2,332	(Won)	2,556	(Won)	2,860	(Won)	25,535	(Won)	29,317	(Won)	33,255

(1)	After deduction of income tax allocated proportionately among each segment.

Retail Banking

Our retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2005		2006		2007		2006/2005	2007/2006
	(in billions of Won)						(% change)
Interest income	(Won)	8,592	(Won)	9,504	(Won)	10,305	10.6%	8.4%
Interest expense		5,373		6,418		7,351	19.4	14.5
Provision for credit losses		372		421		84	13.2	(80.0)
Non-interest income		577		868		1,161	50.4	33.8
Non-interest expense including depreciation and amortization		1,604		1,840		2,177	14.7	18.3

Net income before tax		1,820		1,693		1,854	(7.0)	9.5
Income tax (1)		500		462		516	(7.6)	11.7

Net income	(Won)	1,320	(Won)	1,231	(Won)	1,338	(6.7)	8.7

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2007 to 2006

Our net income before tax for this segment increased 9.5% from (Won)1,693 billion in 2006 to (Won)1,854 billion in 2007.

Interest income from our retail banking activities increased 8.4% from (Won)9,504 billion in 2006 to (Won)10,305 billion in 2007. This increase was primarily due to a 4.4% increase in the average volume of retail loans from (Won)82,617 billion in 2006 to (Won)86,258 billion in 2007, reflecting greater consumer demand for retail loans, the effect of which was enhanced by an increase in average interest rates in respect of such loans from 6.69% in 2006 to 6.93% in 2007 as a result of the general increase in market interest rates in Korea.

Our largest and most important funding source is deposits from retail customers, which represent approximately two-thirds of our total deposits. Interest expense in the retail banking segment increased 14.5% from (Won)6,418 billion in 2006 to (Won)7,351 billion in 2007, due primarily to an increase in average rates on deposit and savings products from 2.85% in 2006 to 3.27% in 2007.

Provision for credit losses on retail loans decreased 80.0% from (Won)421 billion in 2006 to (Won)84 billion in 2007, reflecting the non-recurrence of additional provisioning we were required to undertake in 2006 to meet the Financial Services Commission’s new minimum required provisioning levels under Korean GAAP, as well as overall improvement in the asset quality of our retail loan portfolio.

Non-interest income increased 33.8% from (Won)868 billion in 2006 to (Won)1,161 billion in 2007, primarily due to an increase in bancassurance commission fees and fees from sales of beneficiary certificates.

Non-interest expense, which includes depreciation and amortization, increased 18.3% from (Won)1,840 billion in 2006 to (Won)2,177 billion in 2007, primarily due to increased labor costs as well as higher marketing costs due to our increased marketing activities relating to bancassurance beneficiary certificates sales.

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

Provision for credit losses on retail loans increased 13.2% from (Won)372 billion in 2005 to (Won)421 billion in 2006, primarily as a result of an increase by the Financial Services Commission in 2006 in the minimum required provisioning levels applicable under Korean GAAP to loans classified as normal and precautionary.

Non-interest income increased 50.4% from (Won)577 billion in 2005 to (Won)868 billion in 2006, primarily due to an increase in bancassurance commission fees and fees from sales of beneficiary certificates, as well as the inter-segment adjustment of fee income between this segment and our “other” segment resulting from refinements to our data tracking methods in implementing the management policy adopted in 2005 regarding allocations of certain income and expense items among our business segments.

Non-interest expense increased 14.7% from (Won)1,604 billion in 2005 to (Won)1,840 billion in 2006, primarily due to an increase in labor costs as well as higher marketing costs due to our increased marketing activities with respect to retail lending.

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

	Year ended December 31,						Year ended December 31,
	2005		2006		2007		2006/2005	2007/2006
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	2,057	(Won)	1,907	(Won)	1,997	(7.3)%	4.7%
Interest expense		296		347		449	17.2	29.4
Provision for credit losses		608		388		19	(36.2)	(95.1)
Non-interest income		136		348		241	155.9	(30.7)
Non-interest expense including depreciation and amortization		608		786		1,064	29.3	35.4

Net income (loss) before tax		681		734		706	7.8	(3.8)
Income tax (1)		187		243		201	29.9	(17.3)

Net income (loss)	(Won)	494	(Won)	491	(Won)	505	(0.6)	2.9

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2007 to 2006

Our net income before tax for this segment decreased 3.8% from (Won)734 billion in 2006 to (Won)706 billion in 2007.

Interest income from our credit card operations increased 4.7% from (Won)1,907 billion in 2006 to (Won)1,997 billion in 2007. This increase was primarily due to a 17.2% increase in the average volume of our credit card receivables from (Won)7,880 billion in 2006 to (Won)9,234 billion in 2007.

Interest expense increased 29.4% from (Won)347 billion in 2006 to (Won)449 billion in 2007 principally due to an increase in the average volume of inter-segment borrowings to support our credit card operations, which was enhanced by an increase in the average interest rates of such borrowings in line with the general rise in market interest rates.

Provision for credit losses decreased 95.1% from (Won)388 billion in 2006 to (Won)19 billion in 2007. This decrease was primarily due to continuing improvement in the overall asset quality of our credit card portfolio.

Non-interest income decreased 30.7% from (Won)348 billion in 2006 to (Won)241 billion in 2007. This decrease resulted principally from decreases in various non-operating income items due to the liquidation of one of our special purpose entities in the credit card segment.

Non-interest expense, which includes depreciation and amortization, increased 35.4% from (Won)786 billion in 2006 to (Won)1,064 billion in 2007, primarily due to an increase in marketing costs as a result of increased marketing efforts to procure new credit card subscribers.

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

Non-interest expense increased 29.3% from (Won)608 billion in 2005 to (Won)786 billion in 2006, primarily due to an increase in marketing costs as a result of increased marketing efforts to procure new credit card subscribers.

Corporate Banking

Our corporate banking segment handles our transactions with private and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, deposits in Won and foreign currencies and foreign currency activities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2005		2006		2007		2006/2005	2007/2006
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	4,126	(Won)	4,938	(Won)	6,373	19.7%	29.1%
Interest expense		2,900		3,858		5,281	33.0	36.9
Provision for credit losses		376		353		416	(6.1)	17.8
Non-interest income		141		327		676	131.9	106.7
Non-interest expense including depreciation and amortization		494		549		767	11.1	39.7

Net income (loss) before tax		497		505		585	1.6	15.8
Income tax (1)		137		160		171	16.8	6.9

Net income	(Won)	360	(Won)	345	(Won)	414	(4.2)	20.0

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2007 to 2006

Our net income before tax for this segment increased 15.8% from (Won)505 billion in 2006 to (Won)585 billion in 2007.

Interest income from our corporate banking activities increased 29.1% from (Won)4,938 billion in 2006 to (Won)6,373 billion in 2007. This increase was primarily due to a 27.7% increase in the average volume of corporate loans from (Won)43,767 billion in 2006 to (Won)55,879 billion in 2007, reflecting our increased marketing efforts to corporate customers, and which was enhanced by an increase in average interest rates on corporate loans, resulting principally from a general rise in market interest rates.

Interest expense increased 36.9% from (Won)3,858 billion in 2006 to (Won)5,281 billion in 2007. This increase was primarily due to an increase in the average volume of inter-segment borrowings to support our corporate lending growth, the effect of which was enhanced by an increase in the average interest rates on such borrowings in line with the general rise in market interest rates.

Provision for credit losses on commercial loans increased 17.8% from (Won)353 billion in 2006 to (Won)416 billion in 2007, primarily due to an increase in the average corporate lending volume.

Non-interest income increased 106.7% from (Won)327 billion in 2006 to (Won)676 billion in 2007. This increase was primarily due to an increase in fees and commission income, particularly with respect to foreign currency transactions and investment banking activities, which reflected an increase in the number of our corporate customers.

Non-interest expense, which includes depreciation and amortization, increased 39.7% from (Won)549 billion in 2006 to (Won)767 billion in 2007, primarily due to an increase in labor costs and other administrative expenses.

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

Non-interest expense increased 11.1% from (Won)494 billion in 2005 to (Won)549 billion in 2006, primarily due to an increase in labor costs and other administrative expenses.

Capital Markets

Our capital markets segment handles our treasury activities and dealing of trading and investment securities as well as raising foreign currency funding through debentures and borrowings in foreign currencies. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2005		2006		2007		2006/2005	2007/2006
	(in billions of Won)						(% change)
Income statement data:
Interest income	(Won)	1,872	(Won)	2,739	(Won)	3,459	46.3%	26.3%
Interest expense		1,871		2,838		3,517	51.7	23.9
Provision for credit losses		—		—		—	—	—
Non-interest income		5,237		6,229		5,561	18.9	(10.7)
Non-interest expense including depreciation and amortization		5,029		6,113		5,529	21.6	(9.6)

Net income before tax (1)		209		17		(26)	(91.9)	N/M
Income tax (1), (2)		58		5		(7)	(91.4)	N/M

Net income (1)	(Won)	151	(Won)	12	(Won)	(19)	(92.1)	N/M

(1)	N/M = not meaningful.
(2)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2007 to 2006

Our net income before tax for this segment changed from (Won)17 billion in 2006 to a net loss of (Won)26 billion in 2007.

Interest income increased 26.3% from (Won)2,739 billion in 2006 to (Won)3,459 billion in 2007, primarily due to an increase in the average interest rates on our investment and trading securities, which reflected the general rise in market interest rates in Korea during 2007.

Interest expense increased 23.9% from (Won)2,838 billion in 2006 to (Won)3,517 billion in 2007, due primarily due to an increase in the average volume of our long-term debt mainly as a result of our increased funding needs.

Non-interest income decreased 10.7% from (Won)6,229 billion in 2006 to (Won)5,561 billion in 2007, primarily due to an 18.5% decrease in revenues and valuation gains on derivatives from (Won)5,365 billion in 2006 to (Won)4,374 billion in 2007, which resulted mainly from decreased transaction volume.

Non-interest expense, which includes depreciation and amortization, decreased 9.6% from (Won)6,113 billion in 2006 to (Won)5,529 billion in 2007, primarily due to a 15.8% decrease in losses (including valuation losses) on derivatives from (Won)5,111 billion in 2006 to (Won)4,306 billion in 2007, which resulted mainly from decreased transaction volume.

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

Non-interest expense increased 21.6% from (Won)5,029 billion in 2005 to (Won)6,113 billion in 2006, primarily due to a 9.4% increase in losses (including valuation losses) on derivatives from (Won)4,672 billion in 2005 to (Won)5,111 billion in 2006, which resulted mainly from increased transaction volume.

Other

“Other” includes our “back office” administrative operations, operations of our consolidated subsidiaries (including our guaranteed trust accounts) and other income or expense (including severance payments) that cannot be categorized in other segments. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Year ended December 31,
	2005		2006		2007		2006/2005	2007/2006
	(in billions of Won)						(% change)
Income statement data
Interest income	(Won)	1,082	(Won)	1,042	(Won)	1,339	(3.7)%	28.5%
Interest expense		974		278		342	(71.5)	23.0
Provision for credit losses		16		19		28	18.7	47.4
Non-interest income		1,715		1,414		2,143	(17.6)	51.6
Non-interest expense including depreciation and amortization		1,682		1,594		1,587	(5.2)	(0.4)

Net income (loss) before tax	(Won)	125	(Won)	565	(Won)	1,525	352.0	169.9
Income tax (1)		118		88		903	(25.4)	926.1

Net income	(Won)	7	(Won)	477	(Won)	622	6,714.2	30.4

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2007 to 2006

Our net income before tax for this segment increased 169.9% from (Won)565 billion in 2006 to (Won)1,525 billion in 2007.

Interest income increased 28.5% from (Won)1,042 billion in 2006 to (Won)1,339 billion in 2007. This increase was primarily due to an increase in the average volume of inter-segment loans, which was enhanced by an increase in average interest rates of such loans due to the general increase in market interest rates.

Interest expense increased 23.0% from (Won)278 billion in 2006 to (Won)342 billion in 2007 due to an increase in average interest rates of borrowings attributable to this segment, principally borrowings by our consolidated subsidiaries, as a result of the general increase in market interest rates.

Non-interest income increased 51.6% from (Won)1,414 billion in 2006 to (Won)2,143 billion in 2007 primarily due to gains from disposal of our shares in LG Card Co., Ltd. in the first half of 2007.

Non-interest expense, which includes depreciation and amortization, decreased 0.4% from (Won)1,594 billion in 2006 to (Won)1,587 billion in 2007.

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

Non-interest expense decreased 5.2% from (Won)1,682 billion in 2005 to (Won)1,594 billion in 2006, primarily due to a decrease in miscellaneous expenses associated with our voluntary early retirement program.

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2005		2006		2007		2006/2005	2007/2006
	(in billions of Won)
Cash and cash equivalents	(Won)	3,086	(Won)	3,775	(Won)	2,770	22.3%	(26.6)
Restricted cash		2,259		3,277		3,996	45.1	21.9
Interest-bearing deposits in other banks		515		423		69	(17.9)	(83.7)
Call loans and securities purchased under resale agreements		1,716		1,738		1,628	1.3	(6.3)
Trading assets		4,754		3,744		6,594	(21.2)	76.1
Investments (1)		25,372		25,348		24,685	(0.1)	(2.6)
Loans:
Domestic:
Commercial:
Commercial and industrial		39,636		48,183		60,945	21.6	26.5
Construction		5,025		6,504		8,843	29.4	36.0
Lease financing		—		—		—	—	—
Other commercial		1,496		1,409		1,797	(5.8)	27.5
Total commercial		46,157		56,096		71,585	21.5	27.6
Consumer:
Credit cards		8,369		8,955		10,429	7.0	16.5
Mortgage and home equity		59,143		63,982		65,819	8.2	2.9
Other consumer		23,114		21,589		23,020	(6.6)	6.6
Total consumer		90,626		94,526		99,268	4.3	5.0

Total domestic		136,783		150,622		170,853	10.1	13.4

Foreign:
Commercial and industrial		1,229		781		1,336	(36.5)	71.1
Total foreign		1,229		781		1,336	(36.5)	71.1
Deferred origination costs		139		281		396	102.2	40.9
Less allowance for loan losses		(3,212)		(2,468)		(1,864)	(23.2)	(24.5)

Total loans		134,939		149,216		170,721	10.6	14.4

Due from customers on acceptances		627		620		1,106	(1.1)	78.4
Premises and equipment, net		1,516		1,612		1,660	6.3	3.0
Accrued interest and dividends receivable		1,060		802		899	(24.3)	12.1
Security deposits		1,185		1,190		1,335	0.4	12.2
Goodwill and other intangible assets		611		579		577	(5.2)	(0.3)
Other assets		868		654		1,643	(24.7)	151.2

Total assets	(Won)	178,508	(Won)	192,978	(Won)	217,683	8.1	12.8

(1)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other investments.

Comparison of 2007 to 2006

Our assets increased 12.8% from (Won)192,978 billion as of December 31, 2006 to (Won)217,683 billion as of December 31, 2007, as increases in commercial loans, trading assets and mortgage and home equity loans were partially offset by decreases in cash and cash equivalents and investments.

Our loans (net of loan loss allowances) increased 14.4% from (Won)149,216 billion as of December 31, 2006 to (Won)170,721 billion as of December 31, 2007.

Commercial loans increased 27.6% from (Won)56,096 billion as of December 31, 2006 to (Won)71,585 billion as of December 31, 2007. Trading assets increased 76.1% from (Won)3,744 billion as of December 31, 2006 to (Won)6,594 billion as of December 31, 2007. Mortgage and home equity loans increased 2.9% from (Won)63,982 billion as of December 31, 2006 to (Won)65,819 billion as of December 31, 2007.

These increases were partially offset by a 26.6% decrease in cash and cash equivalents from (Won)3,775 billion as of December 31, 2006 to (Won)2,770 billion as of December 31, 2007 and a 2.6% decrease in investments from (Won)25,348 billion as of December 31, 2006 to (Won)24,685 billion as of December 31, 2007.

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

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our stockholders’ equity:

	As of December 31,						% Change
	2005		2006		2007		2006/2005	2007/2006
	(in billions of Won)
Deposits
Interest bearing	(Won)	121,787	(Won)	125,195	(Won)	134,760	2.8%	7.6
Non-interest bearing		3,912		4,345		3,678	11.1	(15.4)
Call money		1,253		168		794	(86.6)	372.6
Trading liabilities		1,078		1,223		1,812	13.5	48.2
Acceptances outstanding		627		620		1,106	(1.1)	78.4
Other borrowed funds		6,118		10,627		7,776	73.7	(26.8)
Accrued interest payable		3,307		3,698		4,196	11.8	13.5
Secured borrowings		8,118		7,463		6,315	(8.1)	(15.4)
Long-term debt		16,751		21,675		36,307	29.4	67.5
Other liabilities		4,151		3,174		3,953	(23.5)	24.5

Total liabilities		167,102		178,188		200,697	6.6	12.6

Minority interest		14		18		20	28.6	11.1
Common stock		1,682		1,682		1,682	0.0	0.0
Additional paid-in capital		5,416		5,404		5,405	(0.2)	0.0
Other		4,294		7,686		9,879	79.0	28.5

Stockholders’ equity		11,392		14,772		16,966	29.7	14.9

Total liabilities, minority interest and stockholders’ equity	(Won)	178,508	(Won)	192,978	(Won)	217,683	8.1%	12.8

Comparison of 2007 to 2006

Our total liabilities increased 12.6% from (Won)178,188 billion as of December 31, 2006 to (Won)200,697 billion as of December 31, 2007, principally due to increases in long-term debt and interest bearing deposits, which were partially offset by decreases in other borrowed funds and secured borrowings.

Long-term debt increased 67.5% from (Won)21,675 billion as of December 31, 2006 to (Won)36,307 billion as of December 31, 2007.

Our interest bearing deposits increased 7.6% from (Won)125,195 billion as of December 31, 2006 to (Won)134,760 billion as of December 31, 2007, primarily due to an increase in certificates of deposit.

Other borrowed funds decreased 26.8% from (Won)10,627 billion as of December 31, 2006 to (Won)7,776 billion as of December 31, 2007.

Secured borrowings decreased 15.4% from (Won)7,463 billion as of December 31, 2006 to (Won)6,315 billion as of December 31, 2007.

Our stockholders’ equity increased by 14.9% from (Won)14,772 billion as of December 31, 2006 to (Won)16,966 billion as of December 31, 2007. This increase resulted principally from an increase in retained earnings, which was attributable mainly to our significant net income in 2007.

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

Liquidity

Since we are a retail bank, our primary source of funding (which includes deposits, long-term debt, borrowings from the Bank of Korea and other short-term borrowings, secured borrowings and call money) has historically been and continues to be customer deposits. Deposits amounted to (Won)125,699 billion, (Won)129,540 billion and (Won)138,438 billion as of December 31, 2005, 2006 and 2007, which represented approximately 79.6%, 76.4% and 73.0% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. We also use cash and cash equivalents, payments on loans and sales of short-term securities to meet our liquidity needs. Other sources of liquidity available to us include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to (Won)7,371 billion, (Won)10,795 billion and (Won)8,570 billion as of December 31, 2005, 2006 and 2007 and represented 4.7%, 6.4% and 4.5% of our total funding, respectively. These types of borrowings have maturities of less than one year. For a more detailed description of our funding sources, see “Item 4B. Business Overview—Funding.”

Although most of our customer deposits have maturities of less than one year or are payable on demand, our experience has been that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary. In addition, we are seeking to increase our reliance on long-term funding sources such as secured borrowings (including asset securitizations), issuance of debentures and long-term borrowings.

The Financial Services Commission of Korea requires each Korean bank to maintain specific Won and foreign currency liquidity ratios. These ratios require us to keep the ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2007.

	Payments due by period
	Total		1 year or less		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Long-term debt obligations (1)	(Won)	36,309	(Won)	10,413	(Won)	15,914	(Won)	5,376	(Won)	4,606
Secured borrowings (2)		401		343		58		—		—
Operating lease obligations (3)		270		108		117		42		3
Deposits (4)		90,799		81,881		5,398		909		2,611

Total	(Won)	127,779	(Won)	92,745	(Won)	21,487	(Won)	6,327	(Won)	7,220

(1)	Long-term debt includes senior debt and subordinated debt, as contained in Note 17 to our consolidated financial statements.
(2)	Excluding securities sold under repurchase agreements.
(3)	This line item is not included within our consolidated balance sheet.
(4)	Excluding demand deposits and savings deposits.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2007. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet. Guarantees are recorded at their fair value at inception, which is amortized over the life of guarantees.

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Financial guarantees	(Won)	284	(Won)	102	(Won)	181	(Won)	0	(Won)	1
Performance guarantees		3,205		1,851		1,211		143		0
Credit derivatives		3		0		3		0		0
Liquidity facilities to special purpose entities (1)		1,372		508		799		55		10
Trust fund guarantees		3,288		500		289		420		2,079

Total	(Won)	8,152	(Won)	2,961	(Won)	2,483	(Won)	618	(Won)	2,090

(1)	Including securities purchased under resale agreements.

Capital Adequacy

The following discussion and the figures herein are based on the Korean GAAP statistics we prepared for regulatory reporting purposes in Korea. We are subject to Financial Services Commission capital adequacy requirements, which have been formulated based on, and are consistent in all material respects with, the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework,” also known as Basel II, first published by the Basel Committee of Banking Supervision, Bank for International Settlements in 2004. We are required to maintain a minimum ratio of total capital to risk-weighted assets, as determined by a specified formula, of 8.0%. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.”

As of December 31, 2007, our capital adequacy ratio was 12.62%, compared to 14.17% as of December 31, 2006. This decrease was primarily due to an increase in our risk-weighted assets due to an increase in the overall volume of our loans, as well as a (Won)1.2 trillion decrease in the portion of our subordinated debt recognized in the calculation of our Tier II capital.

As of December 31, 2006, our capital adequacy ratio was 14.17%, compared to 12.95% as of December 31, 2005. This increase resulted primarily from an increase in our retained earnings due to our net income, as well as the issuance of subordinated notes. In March 2006, we issued subordinated notes in the amount of (Won)1.9 trillion, which will be due in 2012.

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2005, 2006 and 2007.

	As of December 31,
	2005		2006		2007
	(in billions of Won, except percentage)
Tier I capital:	(Won)	11,708	(Won)	13,329	(Won)	15,157
Paid-in capital		1,682		1,682		1,682
Capital reserves		6,092		6,098		6,097
Retained earnings		3,968		6,242		7,775
Minority interests in consolidated subsidiaries		39		44		44
Others		(73)		(737)		(441)
Tier II capital:		4,789		6,059		4,858
Revaluation reserves		177		177		177
Allowance for credit losses (1)		1,524		1,667		1,953
Hybrid debt		505		472		440
Subordinated debt (2)		2,415		3,432		2,227
Valuation gain on investment securities		168		311		61
Investment in non-consolidated equity investees (3)		(162)		(217)		(129)
Subordinated notes from securitizations		(652)		(420)		(252)
Total core and supplementary capital		15,683		18,751		19,634
Risk-weighted assets		121,073		132,373		155,599
On-balance sheet		115,204		127,229		148,631
Off-balance sheet		5,403		4,856		6,517
Market risk (4)		466		288		451
Capital adequacy ratio		12.95%		14.17%		12.62%
Tier I capital		9.67		10.07		9.74
Tier II capital		3.28		4.10		2.88

(1)

Reserves for possible credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent they represent up to 1.25% of risk-weighted assets.

(2)	Subordinated debt up to an amount equal to 50% of Tier I capital may be used in the calculation of Tier II capital.

(3)

Equity investees engaged in banking and financial activities of which we own more than 15% are deducted from total capital, not deducted directly from Tier I and Tier II pursuant to the guidelines of the Financial Supervisory Service.

(4)	Net of risk-weighted assets related to credit risk with respect to our trading activities account.

In June 2004, the Basel Committee for Banking Supervision published materials regarding Basel II. The Financial Supervisory Service provided Korean banks with related guidelines in October 2004 and implemented Basel II in Korea beginning on January 1, 2008.

Under Basel II, we are permitted to follow either a standardized approach, or an internal ratings-based approach with respect to calculating credit risk capital requirements. We have voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing our credit risk capital requirements. In December 2007, the Financial Supervisory Service approved our internal ratings-based approach for credit risk, and we became the first Korean bank permitted to use such internal ratings-based approach. For regulatory reporting purposes, from January 1, 2008, we have implemented our internal ratings-based approach for credit risk, beginning with our credit risk with respect to retail and small and medium-sized enterprise loan and asset-backed securities portfolios, and plan to further implement our internal ratings-based approach to other classes of credit risk exposure on a phased rollout basis between 2008 and 2010 based on consultations with the Financial Supervisory Service. A standardized approach will be used in measuring credit risk for those classes of exposure for which our internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the government, public institutions and other banks) for which the internal ratings-based approach will not be applied. We plan to implement the “Advanced Internal Rating-based Approach” for credit risk in the near future. We have also implemented a standardized approach for operational risk beginning on January 1, 2008, and plan to implement the “Advanced Measurement Approach” for operational risk from January 2009. For internal measurement purposes, we began to implement the Advanced Internal Ratings-based Approach for credit risk commencing in 2007 and the Advanced Measurement Approach for operational risk commencing in 2008. We recently conducted a Quantitative Impact Study (or QIS) as of June 30, 2007, in accordance with instructions from the Financial Supervisory Service. The results of the QIS indicated that our capital adequacy ratio increased under the internal ratings-based approach, whereas our capital adequacy ratio decreased marginally under the standardized approach. While we believe that the implementation of our internal ratings-based approach in 2008 has increased our capital adequacy ratio and led to a decrease in our credit risk-related capital requirements as compared to those under our previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in our credit risk capital requirements in the future, which may require us to either improve our asset quality or raise additional capital.

As part of the ongoing development of our infrastructure related to the introduction of “Pillar 1” of Basel II, a number of important achievements were realized over the last few years. First, we completed the development of our credit risk system, including the following:

•

Implementation of new credit rating and credit scoring systems for large corporate borrowers, small- and medium-sized enterprises (including SOHOs), specialized lending exposures, retail borrowers and credit card customers, covering approximately 90% of the risk-weighted assets in our credit portfolio;

•	Improvement of our integrated collateral assessment system and post-loan management system;

•	Development and refinement of our Basel II-compliant risk components;

•	Implementation of our Basel II-compliant risk-weighted assets and expected loss calculation systems; and

•	Ongoing independent validation of our credit rating and scoring models and risk components.

Second, we have developed and applied a methodology that we believe satisfies the qualitative and quantitative standards of both the Basel II Advanced Measurement Approach, or AMA, and the guidelines of the

Financial Supervisory Service. Implementation of our operational risk management system was completed in 2005, and we now calculate our operational risk “value at risk,” or VaR, under the AMA, taking loss data, scenario analysis, business environment and internal controls into consideration for such calculations.

Third, in July 2005, after evaluation of numerous quantitative and qualitative aspects of our market risk management, involving both documentary and on-site examinations, the Financial Supervisory Service approved the use of our market risk internal model to calculate market risk VaR, and we became the first Korean bank to be permitted to use its internal model.

In addition, we established our implementation plan for development of our internal capital adequacy assessment process in October 2005, in order to meet the requirements of “Pillar 2” of Basel II. In compliance with Pillar 2 requirements, we developed an economic capital-based risk management framework and established our Internal Capital Adequacy Assessment Process, or ICAAP, and we have enacted internal regulations on ICAAP, which was approved by our Risk Management Committee in February 2007, which cover both regulatory rules pertaining to our capital adequacy ratio and internal standards for risk appetite and economic capital. This required implementing an automated credit risk economic capital measurement engine to reduce measurement time and minimize manual computations, and developing more advanced portfolio analytics to provide detailed information to management. We have also completed significant upgrades to our credit risk EC and risk-adjusted return on capital (or RAROC) methodologies. The new system serves as a platform for advanced portfolio management and risk adjusted performance measurement. Under such framework and process, we have developed and refined quantitative and qualitative assessment methodologies for credit risk, operational risk, market risk, interest rate risk, liquidity risk, credit concentration risk and strategic and reputational risk. Stress testing is also conducted. We also expect to meet the Pillar 2 use-test requirements of the Financial Supervisory Service by utilizing ICAAP throughout our management practices and reflecting the results in the performance evaluations of our key business groups.

Regarding “Pillar 3” of Basel II, we have defined specific business reporting requirements related to “Pillar 3” in close cooperation with the Financial Supervisory Service and completed the initial development of our Basel II disclosure system in November 2005. We plan to further update our Basel II disclosure system to reflect any additional guidance from the Financial Supervisory Service following its current ongoing discussions with us and other Korean banks regarding specific business disclosure requirements under Basel II.

Recent Accounting Pronouncements

SFAS No. 157, “Fair Value Measurements”

On September 15, 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS No. 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for our fiscal year beginning January 1, 2008, and requires that the cumulative effect of the adoption of SFAS No. 157 be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. Our management is currently evaluating the impact of the adoption of SFAS No.157 on our consolidated financial condition, operating results and cash flows.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

The FASB has issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing companies to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, companies that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the company’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. SFAS No. 159 is effective for our fiscal year beginning January 1, 2008, and requires that the cumulative effect of the adoption of SFAS No. 159 be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. Our management is currently evaluating the impact of the adoption of SFAS No. 159 on our consolidated financial condition, operating results and cash flows.

FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39, ‘Offsetting of Amounts Related to Certain Contracts’”

In April 2007, the FASB issued FASB Staff Position (“FSP”) No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). FSP FIN 39-1 amends certain provisions of FIN 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. Our management is currently evaluating the impact and timing of adoption of FSP FIN 39-1, but does not expect that it will have a significant impact on our consolidated financial condition and results of operations.

Emerging Issues Task Force 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”

On June 27, 2007, the FASB ratified the Emerging Issues Task Force (“EITF”) consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). Effective January 1, 2008, EITF 06-11 requires on a prospective basis that the tax benefit related to dividend equivalents paid on restricted stock and restricted stock units which are expected to vest be recorded as an increase to additional paid-in capital. Our management is currently evaluating the impact of adopting EITF 06-11 on our financial condition, results of operations and cash flows.

Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” and FSP FIN 46R-7, “Application of FIN 46R to Investment Companies”

In July 2007, the AICPA issued Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”), which was expected to be effective for fiscal years beginning on or after December 15, 2007. However, in February 2008, the FASB delayed the effective date indefinitely by issuing an FSP SOP 07-1-1, “Effective Date of AICPA Statement of Position 07-1.” SOP 07-1 sets forth more stringent criteria for qualifying as an investment company than does the predecessor audit guidance. In addition, SOP 07-1 establishes new criteria for a parent company or equity method investor to retain investment company accounting in their consolidated financial statements. Investment companies record all their investments at fair value with changes in value reflected in earnings. In May 2007, the FASB issued FSP FIN 46R-7, “Application of FIN 46R to Investment Companies,” which amends FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities (“FIN 46R”) to make permanent the temporary deferral of the application of FIN 46R to entities within the scope of the revised audit guidance under SOP 07-1. FSP FIN 46R-7 is effective upon adoption of SOP 07-1. In February 2008, the FASB issued FSP SOP

07-1-1, which delays indefinitely the effective date of SOP 07-1. The delay is intended to allow the FASB staff to consider a number of significant issues relating to the implementation of SOP 07-1. As a result, the FASB determined that early adoption of SOP 07-1 would be prohibited.

Staff Accounting Bulletin No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings”

On November 5, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (“SAB 109”). SAB 109 requires that the expected net future cash flows related to servicing of a loan be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The adoption of SAB 109 is on a prospective basis and effective for our loan commitments measured at fair value through earnings which are issued or modified after January 1, 2008. Our management is currently evaluating the impact and timing of the adoption of SAB 109, but does not expect that it will have a significant impact on our financial condition, results of operations and cash flows.

SFAS No. 141R, “Business Combinations”

On December 4, 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS No. 141R requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS No. 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS No. 141R is effective for new acquisitions consummated on or after January 1, 2009 and early adoption is not permitted. Our management is currently evaluating the impact of adopting SFAS No.141R on our consolidated financial condition, operating results and cash flows.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

On December 4, 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the consolidated financial statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS No. 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for our financial statements for the year beginning on January 1, 2009 and earlier adoption is not permitted. Our management is currently evaluating the impact of adopting SFAS No.160 on our consolidated financial condition, operating results and cash flows.

FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”

On February 20, 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of FSP FAS 140-3 is to provide implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions. Current practice records the transfer as a sale and the repurchase agreement as a financing. FSP FAS 140-3 requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase agreement’s price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset. The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another. FSP FAS 140-3 will become effective as of January 1, 2009. Early adoption is prohibited. Our management is currently evaluating the impact of adopting FSP FAS 140-3 on our consolidated financial condition, operating results and cash flows.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which modified the existing disclosure requirements in FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 161 enhances disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No.161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No.161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Our management is currently evaluating the impact of adopting SFAS No.161 on our consolidated financial condition, operating results and cash flows.

FSP FAS 142-3-”Determination of the Useful Life of Intangible Assets”

On April 25, 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The objective of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No.142 and the period of expected cash flows to measure the fair value of an asset under SFAS No. 141R, “Business Combinations,” and other U.S. generally accepted accounting principles. FSP FAS 142-3 is effective on January 1, 2009 and early adoption is prohibited. Our management is currently evaluating the impact of adopting FSP FAS 142-3 on our consolidated financial condition, operating results and cash flows.

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

Consolidated Income Statement Data under Korean GAAP

	Year ended December 31,
	2003		2004		2005		2006		2007		2007 (1)
	(in billions of Won, except per common share data)										(in millions of US$, except per common share data)
Interest income (2)	(Won)	13,085	(Won)	12,284	(Won)	11,453	(Won)	12,267	(Won)	13,877	US$	14,829
Interest expense		6,476		5,541		4,731		5,392		6,798		7,264

Net interest income		6,609		6,743		6,722		6,875		7,079		7,565
Provision for possible credit losses		2,029		3,065		1,029		1,028		547		585

Net interest income after provision for possible credit losses		4,580		3,678		5,693		5,847		6,532		6,980
Non-interest revenue (2) (3) (6)		4,936		8,547		6,834		8,052		8,277		8,845
Non-interest expense (4) (6)		6,595		10,546		9,438		10,649		10,529		11,251

Operating income		2,921		1,679		3,089		3,250		4,280		4,574
Non-operating (loss) income, net (6)		(4,181)		(1,056)		170		174		264		282

Net (loss) income before income tax expense		(1,260)		623		3,259		3,424		4,544		4,856
Income tax (benefit) expense (6)		(418)		264		1,006		957		1,782		1,905

Net income (7)	(Won)	(842)	(Won)	359	(Won)	2,253	(Won)	2,467	(Won)	2,762	US$	2,951

Controlling company interests		(919)		356		2,241		2,458		2,757		2,946
Minority interests		77		3		12		9		5		5
Per common share data:
Earnings per share-basic	(Won)	(2,818)	(Won)	1,162	(Won)	6,943	(Won)	7,308	(Won)	8,197	US$	8.76
Earnings per share-diluted		(2,818)		1,161		6,938		7,308		8,179		8.74
Cash dividends per common share (5)		—		550		550		3,650		2,450		2.62

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York in the United States.

(2)

Commencing with the year ended December 31, 2005, certain income items relating to our credit card operations (including merchant fees on credit card purchases and interest on credit card installment purchases) have been reclassified from non-interest income to interest income. Corresponding amounts for 2004 have been restated to reflect such reclassification.

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
(6)

Commencing with the year ended December 31, 2007, we reclassified a number of line items in our income statement, including gains or losses on disposal of available-for-sale securities and sale of loans, which have been reclassified from non-operating (loss) income to non-interest (expense) revenue, and refund of a prior year’s income tax and additional income tax paid for a prior year, which have been reclassified from non-operating (loss) income to income tax (benefit) expense. Certain income statement amounts for 2006 have been restated to reflect such reclassification.

(7)

Commencing with the year ended December 31, 2007, net income is presented as the sum of controlling company interests and minority interests. In prior years, controlling company interests were presented as net income. Corresponding amounts for 2003, 2004, 2005 and 2006 have been restated to reflect such change.

Consolidated Balance Sheet Data under Korean GAAP

	As of December 31,
	2003		2004		2005		2006		2007		2007 (1)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	(Won)	6,561	(Won)	5,213	(Won)	5,943	(Won)	6,689	(Won)	6,727	US$	7,189
Foreign exchange (2)		—		—		—		—		—		—
Loans (3)(4)(5)		145,067		138,969		138,281		152,383		174,235		186,188
Less: allowance for doubtful accounts		(3,922)		(3,131)		(2,459)		(2,365)		(2,505)		(2,677)
Trading securities (6)		7,178		6,523		6,463		5,552		7,786		8,320
Investment securities (6)		22,159		24,147		27,016		27,036		26,454		28,269
Premises and equipment, net		3,025		2,637		2,442		2,513		2,640		2,821
Other assets (7)(8)		6,755		8,331		5,217		7,105		7,707		8,236

Total assets	(Won)	186,823	(Won)	182,689	(Won)	182,903	(Won)	198,913	(Won)	223,044	US$	238,346

Deposits		135,373		130,134		129,616		133,297		142,101		151,849
Borrowings (9)(10)		10,751		9,359		13,328		13,804		15,275		16,324
Debentures		19,183		21,875		16,548		24,983		34,895		37,289
Other liabilities (11)		13,205		12,059		10,960		11,701		14,666		15,672

Total liabilities		178,512		173,427		170,452		183,785		206,937		221,134

Stockholders’ equity (12)		8,311		9,262		12,451		15,128		16,107		17,212

Total liabilities, minority interests and stockholders’ equity	(Won)	186,823	(Won)	182,689	(Won)	182,903	(Won)	198,913	(Won)	223,044	US$	238,346

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York in the United States.

(2)

Foreign exchange represents holdings of foreign currency and bills bought in foreign currencies and are included in cash and cash equivalents and loans, respectively. The amounts of foreign currency and bills bought in foreign currencies as of December 31, 2003, were (Won)228 billion and (Won)534 billion, respectively. As of December 31, 2004, the amounts were (Won)125 billion and (Won)575 billion, respectively. As of December 31, 2005, the amounts were (Won)150 billion and (Won)1,378 billion, respectively. As of December 31, 2006, the amounts were (Won)151 billion and (Won)1,274 billion, respectively. As of December 31, 2007, the amounts were (Won)189 billion and (Won)1,628 billion, respectively.

(3)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets.
(4)

Credit card assets are included in loans. The amount of credit card assets was (Won)11,665 billion, (Won)7,644 billion, (Won)7,571 billion, (Won)8,667 billion and (Won)10,436 billion as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

(5)

Call loans are included in loans. The amounts of call loans at December 31, 2003, 2004, 2005, 2006 and 2007 were (Won)1,659 billion, (Won)2,824 billion, (Won)1,535 billion, (Won)1,189 billion and (Won)1,621 billion, respectively.

(6)

Under Korean GAAP, all debt securities and marketable equity securities are accounted for on a similar basis to U.S. GAAP. However, adjustments for impairment can be reversed up to the original cost of the investment.

(7)

Guarantees and acceptances for which the amounts were determined do not appear on the balance sheet but are recorded as an off-balance sheet item in the notes to our consolidated financial statements. The amounts of guarantees and acceptances at December 31, 2003, 2004, 2005, 2006 and 2007 were (Won)811 billion, (Won)976 billion, (Won)1,790 billion, (Won)2,715 billion and (Won)5,300 billion, respectively.

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
(10)

Call money is included in borrowings at December 31, 2003, 2004, 2005, 2006 and 2007. The balances of call money as of those dates were (Won)522 billion, (Won)655 billion, (Won)1,254 billion, (Won)168 billion and (Won)794 billion, respectively.

(11)

Under Korean GAAP, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Provisions are only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. The amounts of allowance as of December 31, 2003, 2004, 2005, 2006 and 2007 were (Won)1 billion, (Won)1 billion, (Won)10 billion, (Won)19 billion and (Won)37 billion, respectively. These amounts are included in other liabilities.

(12)

Under Korean GAAP, minority interests are included in stockholders’ equity. The amounts of minority interests as of December 31, 2003, 2004, 2005, 2006 and 2007 were (Won)17 billion, (Won)28 billion, (Won)39 billion, (Won)44 billion and (Won)44 billion, respectively.

Profitability and Other Ratios under Korean GAAP

	Year ended December 31,
	2003	2004	2005	2006	2007
	(percentages)
Net income as a percentage of:
Average total assets (1)	(0.43)%	0.19%	1.23%	1.27%	1.31%
Average stockholders’ equity (1)	(6.74)	3.78	19.41	17.21	17.12
Dividend payout ratio (2)	—	46.95	8.21	49.77	29.84
Net interest spread (3)	3.57	4.04	3.98	3.69	3.39
Net interest margin (4)	3.76	4.05	4.10	3.90	3.65
Efficiency ratio (5)	57.13	68.97	69.62	71.70	71.11
Cost-to-average assets ratio (6)	3.75	5.66	5.13	5.38	5.29
Fee income as a percentage of total income (7)	13.56	7.28	6.13	6.69	7.02

(1)	Average balances are based on (a) daily balances for our primary banking operations and (b) quarterly balances for subsidiaries.
(2)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(3)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Net interest margin represents the ratio of net interest income to average interest earning assets.
(5)	Efficiency ratio represents the ratio of non-interest expense to the sum of net interest income and non-interest revenue.
(6)	Cost-to-average assets ratio represents the ratio of non-interest expense to average total assets.
(7)	Fee income represents income other than interest income and other operating income, and excludes fees and commissions classified in those categories under Korean GAAP.

Capital Ratios under Korean GAAP

	Year ended December 31,
	2003	2004	2005	2006	2007
	(percentages)
Tier I capital adequacy ratio (1)	6.03%	6.67%	9.67%	10.07%	9.74%
Tier II capital adequacy ratio (1)	3.78	4.34	3.28	4.10	2.88
Average stockholders’ equity as a percentage of average total assets	6.33	5.10	6.31	7.37	7.63

(1)

The capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission, which guidelines are consistent with the capital adequacy accord reached by the Basel Committee of Banking Supervision, Bank for International Settlements in all material respects. The computation is prepared on a consolidated Korean GAAP basis.

Credit Portfolio Ratios under Korean GAAP

	As of December 31,
	2003		2004		2005		2006		2007
	(in billions of Won, except percentages)
Non-performing loans (1)	(Won)	4,962	(Won)	3,524	(Won)	2,297	(Won)	1,551	(Won)	1,297

Non performing loans as a percentage of total loans		3.45%		2.53%		1.66%		1.02%		0.74%
Non performing loans as a percentage of total assets		2.66		1.93		1.26		0.78		0.58
Allowance for loan losses as a percentage of non-performing loans		44.62		47.86		52.83		52.31		53.62
Allowance for loan losses as a percentage of total loans		2.59		2.25		1.78		1.55		1.44
Non-performing credits as a percentage of total credits (2)		3.44		2.52		1.63		1.00		0.71
Won loans as a percentage of Won deposits (3)		97.35		99.41		96.94		103.01		119.40
Precautionary loans as a percentage of total loans		5.35		4.37		2.30		1.13		0.82
Precautionary and below loans as a percentage of total loans (4)		8.81		6.90		3.97		2.15		1.56
Precautionary and below loans as a percentage of total assets (4)		6.78		5.26		3.00		1.64		1.22
Allowance for loan losses as a percentage of precautionary and below loans (4)		22.20		23.53		28.29		31.03		31.20

(1)	Non-performing loans are defined in accordance with regulatory guidance in Korea. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks.”
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

(3)

Under Korean GAAP, Won loans do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower. Including these items, our ratios as of December 31, 2003, 2004, 2005, 2006 and 2007 would have been 109.74%, 109.55%, 107.40%, 117.65% and 134.40%, respectively.

(4)	As defined by the Financial Services Commission.

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

	2007
	(in millions of Won)
U.S. GAAP net income	(Won)	3,755,107

1 Provision for credit losses		(506,397)
2 Deferred loan costs		(74,846)
3 Equity method investments		(24,551)
4 Securities and hedging derivatives accounting		160,240
5 Other loan sale accounting		26,681
6 Fixed assets		2,002
7 Merger with Korea Long Term Credit Bank		0
8 Reversal of amortization of present value discounts		5,435
9 Foreign currency translation		21,927
10 Merger with H&CB		(38,345)
11 Minority interest		4,882
12 Merger with Kookmin Credit Card		5,770
13 Consolidation of fund represented by the wholly owned beneficiary certificates		6,693
14 Others		(6,285)

Total of adjustments		(416,794)
Tax effect of adjustments		(576,115)

Korean GAAP net income	(Won)	2,762,198

U.S. GAAP stockholders’ equity	(Won)	16,965,577

1 Provision for credit losses		(2,063,823)
2 Deferred loan costs		(214,892)
3 Equity method investments		(78,870)
4 Securities and hedging derivatives accounting		648,323
5 Other loan sale accounting		(537,667)
6 Fixed assets		334,659
7 Merger with Korea Long Term Credit Bank		363,550
8 Reversal of amortization of present value discounts		170,679
9 Foreign currency translation		(1,250)
10 Merger with H&CB		541,091
11 Minority interest		44,232
12 Merger with Kookmin Credit Card		(237,651)
13 Consolidation of fund represented by the wholly owned beneficiary certificates		2,027
14 Others		70,283

Total of adjustments		(959,309)
Tax effect of adjustments		100,839

Korean GAAP stockholders’ equity	(Won)	16,107,107

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

Prior to 2004 year-end, the allowance for loan losses under Korean GAAP was determined based on the classification guidelines promulgated by the Financial Services Commission (“FSC”), which require that the allowance should be equal to or greater than the allowance based on the minimum provisioning rate determined by the classification of the loan. Beginning with 2004 year-end, the allowance for loan losses under Korean GAAP has been determined at the larger of the allowance based on historical loss rates of loan portfolios or the one based on the loan classification guidelines of the FSC. For 2007 year-end, we used the allowance based on the FSC guidelines as it was greater than the one based on the historical loss rates. Our reserve under Korean GAAP was established based on the following percentages as of December 31, 2007:

2007
	Corporate loans	Retail loans	Credit card balances
(percentages)
Normal (1)	0.85% or more	1.00% or more	1.50% or more
Precautionary	7.00% or more	10.00% or more	15.00% or more
Substandard	20.00% or more	20.00% or more	20.00% or more
Doubtful	50.00% or more	55.00% or more	60.00% or more
Estimated loss	100.00%	100.00%	100.00%

(1)

In the case of normal credits comprising loans to borrowers in the construction, wholesale and retail, accommodation and restaurant or real estate and housing industries (as classified under the Korean Industry Classification Standard), the applicable figure is 0.9% or more.

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

2. Under U.S. GAAP, certain employee and other costs associated with originating loans are deferred and amortized as a yield adjustment over the life of the related loans, net of any related fees received. These costs relate to direct loan origination activities performed by us which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction. Prior to January 1, 2003, Korean GAAP required that these origination fees and costs be recognized as income or expense when accrued and did not provide for deferral or amortization. Effective January 1, 2003, certain origination fees and costs were required to be deferred and amortized as a yield adjustment over the life of the related loans.

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

13. Under Korean GAAP, beneficiary certificates were treated as trading and available-for-sale securities. Unrealized gains or losses of beneficiary certificates classified as available-for-sale securities were recorded in the other comprehensive income of the stockholders’ equity. When beneficiary certificates were sold, related realized gains or losses were recorded in net income. However, under U.S. GAAP, the underlying funds represented by the wholly owned beneficiary certificates were consolidated into our financial statements, resulting in the net income or loss of the funds being reflected in our annual net income. The difference in the stockholders’ equity mostly relates to the unrealized gains or losses on the beneficiary certificates treated as available for sale securities.

14.	This adjustment reflected the effect of miscellaneous items, which were not individually material.

With respect to tax effect of adjustments, under U.S. GAAP, we recognize the income tax effect of adjustments using the marginal income tax rate. Also, under U.S. GAAP, a tax position taken or expected to be taken in a tax return is evaluated to determine whether it is more likely than not to be sustained upon examination by the tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Only tax positions that meet the more likely than not criteria are measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authorities. Differences between tax positions taken in a tax return and amounts recognized are reflected in the financial statements as adjustments of income tax expense or deferred tax assets (liabilities). In addition, interest and penalties related to tax positions are classified as a component of income tax expense. Under Korean GAAP, there is no clear guideline on recognizing and measuring the benefits of uncertain tax positions. As a result, in practice, they are recognized as adjustments to income tax expense when realized.

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

Board of Directors

Our board of directors, currently consisting of five executive directors and nine non-executive directors, has the ultimate responsibility for the management of our affairs. We currently have an executive director, Yong Hwa Cheong, who serves as a standing member of the Audit Committee.

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

Executive Directors

The table below identifies our executive directors as of the date of this annual report:

Name	Age	Position	Director Since	End of Term (1)
Chung Won Kang	57	President and Chief Executive Officer	November 1, 2004	2010
Yong Hwa Cheong	55	Chief Audit Executive	March 20, 2008	2011
Ki Hong Kim	51	Senior Executive Vice President; Holding Company Planning Group	March 24, 2006	2009
Donald H. MacKenzie	59	Chief Financial Officer and Senior Executive Vice President; Finance Group	March 20, 2008	2011
In Gyu Choi	52	Senior Executive Vice President; Strategy Group	March 20, 2008	2011

(1)	Unless otherwise indicated, the date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Yong Hwa Cheong is our chief audit executive and a standing member of our Audit Committee. He was the director of business operating division at the National Credit Union Federation of Korea and an assistant governor of the Financial Supervisory Service. He received a B.A. in law and an M.S. in business administration from Korea University.

Ki Hong Kim is our executive director and head of the Holding Company Planning Group. He was a non-executive director from 2003 to 2005. He was a professor of business administration at Chungbuk National University, a research fellow at the Korea Institute of Fiscal Policy, a research director at the Korea Insurance Development Institute and an assistant governor at the Financial Supervisory Service. He received a B.A. in business and economics from Barat College, an M.B.A. from the University of Missouri and a Ph.D. in business administration from the University of Georgia.

Donald H. MacKenzie is our chief financial officer, senior executive vice president and head of the Finance Group. He was the head of our former Risk Management Group and an executive director and senior executive vice president. He was seconded to us by ING Groep N.V. in 2000 as a senior advisor on risk management matters. Before coming to Korea, he was the country manager for ING Bank N.V. in Japan, managing director of ING Barings Limited, a vice president with Goldman, Sachs & Co. and a partner at KPMG Peat Marwick. He is a member of the Canadian Institute of Chartered Accountants. He received a B.A. in economics from British Columbia University and a degree in accounting, finance and business administration from Simon Fraser University.

In Gyu Choi is our executive director, senior executive vice president and head of the Strategy Group. He was an executive vice president and head of the Strategic Planning Division and a general manager of Human Resources Supporting Department and Seochobuk Branch. He received a B.A. in business administration from Yonsei University and an M.B.A. from The George Washington University.

Non-executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. All nine non-executive directors below were nominated by our Non-executive Director Nominating Committee, and five were elected at the ordinary shareholders’ meeting held on March 20, 2008 and one non-executive director, Chee Joong Kim, was elected at the extraordinary shareholders’ meeting held on October 31, 2007.

The table below identifies our non-executive directors as of the date of this annual report:

Name	Age	Position	Director Since	Year Term Ends (1)
Kee Young Chung	59	Non-executive Director	March 24, 2006	2009
Jacques P.M. Kemp	59	Non-executive Director	March 23, 2007	2010
Dam Cho	55	Non-executive Director	March 18, 2005	2011
Bo Kyung Byun	54	Non-executive Director	March 24, 2006	2009
Suk Sig Lim	54	Non-executive Director	March 20, 2008	2011
Sang Moon Hahm	54	Non-executive Director	March 20, 2008	2011
Han Kim	54	Non-executive Director	March 20, 2008	2011
Chee Joong Kim	52	Non-executive Director	October 31, 2007	2010
Chan Soo Kang	46	Non-executive Director	March 20, 2008	2011

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Dam Cho has been a non-executive director since 2005. He is currently a professor at Chonnam National University. He was president of Korean Financial Management Association and a lecturer at Hongik University. He received a B.A. in business administration, an M.S. in business administration and a Ph.D. in finance from Korea University.

Bo Kyung Byun has been a non-executive director since 2006. He is currently President and Chief Executive Officer of Kolon I’net Co., Ltd. He was President and Chief Executive Officer of LG IBM PC Co., Ltd. and a

managing director of IBM Korea. He received a B.S. in mechanical engineering from Seoul National University and an Executive Education M.B.A. Program Certificate from the Wharton School, University of Pennsylvania.

Suk Sig Lim has been a non-executive director since March 2008. He is currently a professor at the University of Seoul. He was Vice President of Korea Accounting Institute, a member of the examination committee at the Financial Supervisory Service and an assistant professor at the University of Alberta. He received a B.A. in business administration from Seoul National University, an M.S. in industrial engineering from KAIST and an M.S. in business administration from Pennsylvania State University.

Sang Moon Hahm has been a non-executive director since March 2008. He is currently dean of KDI School of Public Policy and Management. He was a chief researcher at the Korea Institute of Finance and an assistance professor at Virginia Tech. He received a B.A. in economics from Georgetown University, and an M.A. and Ph.D. in economics from the University of Chicago.

Han Kim has been a non-executive director since March 2008. He is currently President and Chairman of Uclick. He was an executive director at Daishin Securities Co., Ltd., Vice Chairman of Meritz Securities Co., Ltd. and a non-executive director at Dongyang Fire & Marine Insurance Co., Ltd. He received a B.S. in mechanical engineering from Seoul National University and an M.B.A. from Yale University.

Chee Joong Kim has been a non-executive director since 2007. He is currently a partner at Barun Law. He was a presiding judge at Seoul Eastern District Court, Seoul Administrative Court, Patent Court and Seoul High Court. He received a B.A. and an M.A. in law from Seoul National University.

Chan Soo Kang has been a non-executive director since 2008. He is currently President and Chairman of Kang & Company Ltd. and a non-executive director at SK Holdings Co., Ltd. He was an executive director at BT Wolfensohn, a Chief Executive Officer of Seoul Securities Co., Ltd. and an adjunct professor at Ewha Womans University. He received a B.A. in economics from Harvard University and an M.B.A. from Wharton School, University of Pennsylvania.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Age	Position
Hyung Goo Sim	54	Senior Executive Vice President; Marketing Group
Dal Soo Lee	56	Senior Executive Vice President; Commercial Banking Group I
Jeung Ho Lee	55	Senior Executive Vice President; Commercial Banking Group II
Yong Kook Oh	58	Senior Executive Vice President; Investment Banking/Global Business Group
Hyo Sung Won	47	Senior Executive Vice President; Credit Card Group
Kyung Woo Nam	57	Senior Executive Vice President; Trust/National Housing Fund Management Group
Young Han Choi	49	Senior Executive Vice President; Capital Markets and Treasury Group
Byung Kun Oh	55	Senior Executive Vice President; Credit Group
Sai Yoon Hong	54	Senior Executive Vice President; Sales Supporting Group
Heung Woon Kim	50	Senior Executive Vice President; Information Technology Group
Kwang Chun Shon	51	Senior Executive Vice President; Human Resources Group

None of the executive officers have any significant activities outside Kookmin Bank.

Hyung Goo Sim is a senior executive vice president and the head of the Marketing Group. Prior to that, he was the head of Gangseo regional head office and the representative director at KB Real Estate Trust. He graduated from KangKyung Commercial High School.

Dal Soo Lee is a senior executive vice president and the head of the Commercial Banking Group I. Prior to that, he was head of the Marketing/Product Group and head of the Consumer Marketing Group. He graduated from Daegu Commercial High School.

Jeung Ho Lee is a senior executive vice president and the head of the Commercial Banking Group II. Prior to that, he was the head of the Credit Group and head of Seobusan regional headquarters. He received a B.A. in public administration from Chungnam National University.

Yong Kook Oh is a senior executive vice president and the head of the Investment Banking/Global Business Group. Prior to that, he was the head of the Corporate Banking Group, a deputy president and executive vice president at Shinhan Bank and head of the Local Corporation Banking Group at Citibank, Korea. He received a B.A. in business administration from Korea University.

Hyo Sung Won is a senior executive vice president and the head of the Credit Card Group. Prior to that, he was senior executive vice president of the Consumer Marketing Group, executive vice president at KorAm Bank and a marketing director at Citibank, Korea. He received a B.A. in business administration from Seoul National University and an M.B.A. from Indiana University.

Kyung Woo Nam is a senior executive vice president and the head of the Trust/National Housing Fund Management Group. Prior to joining us, he was a general director of the Planning and Management Bureau at the

National Economic Advisory Council. He received a B.A. in political science and diplomacy from Korea University, and an M.A. in economics from Washington University.

Young Han Choi is a senior executive vice president and the head of the Capital Markets and Treasury Group. Prior to that, he was a consultant at Accolate Inc. and the head of the Trading and Treasury Group at Deutsche Bank Korea. He received a B.A. in business administration from Yonsei University and an M.B.A. from University of Michigan.

Byung Kun Oh is a senior executive vice president and the head of the Credit Group. Prior to that, he was the head of Namseoul regional head office and Gyeongsu regional head office. He received a B.A. in business administration from Chongju University.

Sai Yoon Hong is a senior executive vice president and the head of the Sales Supporting Group. Prior to that, he was the head of Nambu regional head office and the general manager of the Gwacheon Branch. He received a B.A. in business administration from Youngnam University.

Heung Woon Kim is a senior executive vice president and the head of the Information Technology Group. Prior to that, he was an executive vice president and the head of the IT Development Division and a general manager of the IT Application Development Department and the Gwangjangdong Branch. He received a B.A in Economics from Korea National Open University.

Kwang Chun Shon is a senior executive vice president and the head of the Human Resources Group. Prior to that, he was an executive vice president and the head of the Human Resources Division and a general manager of the Human Resources Development Department. He received a B.A in political science and diplomacy from Hankuk University of Foreign Studies.

Item 6B.	Compensation

The aggregate remuneration paid and benefits-in-kind paid by us to our chairman, our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2007 was (Won)11,764 million. In addition, for the year ended December 31, 2007, we set aside (Won)1,214 million for allowances for severance and retirement benefits for our president and chief executive officer, the other executive directors and our executive officers.

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

Our financial performance, as well as the rate of increase in the KOSPI banking industry index, will be measured at the commencement of the exercise period. In the case of early retirement, prior to the date of retirement, the number of options exercisable will be determined based on the duration of employment and the exercise price will depend on the KOSPI banking industry index on the date of such early retirement. On November 1, 2007, 610,000 of the 700,000 options granted to our current president and chief executive officer vested and 90,000 options expired without vesting. The 610,000 vested options may be exercised up to eight years from the grant date. The current exercise price is (Won)50,600, which reflects the increased rate of the KOSPI banking industry index, and the exercised options can be settled through the issuance of shares, the allocation of treasury shares, or the payment in cash or treasury shares the difference between the exercise and the market price at the date of exercise, at our discretion. For additional information regarding our stock option plan, see Note 28 to our consolidated financial statements.

In 2007, we recognized (Won)7,513 million as compensation expense for the stock options granted under our incentive stock option plan. For additional information regarding our compensation expense in connection with our incentive stock option plan, see Note 28 to our consolidated financial statements.

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

Audit Committee

The committee currently consists of five non-executive directors, Suk Sig Lim, Kee Young Chung, Dam Cho, Han Kim and Chee Joong Kim, together with our chief audit executive, Yong Hwa Cheong, who serves as a standing member. The chairperson of the Audit Committee is Suk Sig Lim. The Audit Committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Board Steering Committee

The committee currently consists of five non-executive directors, Kee Young Chung, Suk Sig Lim, Bo Kyung Byun, Dam Cho and Chee Joong Kim, together with our president and chief executive officer, Chung Won Kang. The chairperson of the Board Steering Committee is currently Kee Young Chung. The committee is responsible for discussion and review of overall matters with respect to the governance of the bank, promoting the efficiency and active function of the Board and each committee, coordination and the conferring of opinions between the board and the president and evaluations of the board, committees and non-executive directors. The committee’s responsibilities also include planning the board’s agenda, development and monitoring director education programs and reviewing the structure of committees. The committee holds regular meetings every quarter.

Management Strategy Committee

The committee currently consists of four non-executive directors, Bo Kyung Byun, Jacques Kemp, Han Kim and Chan Soo Kang, together with senior executive vice president, In Gyu Choi. The chairperson of the Management Strategy Committee is currently Bo Kyung Byun. The Management Strategy Committee reviews vision and mid-long term management strategy, the annual business plan, the annual budget plan, new strategic businesses, major financial strategy and major issues with respect to our management. The committee holds regular meetings every quarter.

Risk Management Committee

The committee currently consists of four non-executive directors, Dam Cho, Jacques Kemp, Suk Sig Lim and Sang Moon Hahm, together with our chief financial officer and senior executive vice president Donald H. MacKenzie. The chairperson of the Risk Management Committee is Dam Cho. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based capital allocations. The committee holds regular meetings every quarter.

Evaluation and Compensation Committee

The committee currently consists of four non-executive directors, Chee Joong Kim, Bo Kyung Byun, Sang Moon Hahm and Chan Soo Kang. The chairperson of the committee is Chee Joong Kim. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels. The committee is also responsible for deliberating and deciding compensation of directors, evaluating management’s performance and deciding the performance-based annual salary of the president and the chief audit executive. The committee holds regular meetings every six months.

Non-executive Director Nominating Committee

The committee currently has no members. The last meeting of the committee was on January 28, 2008 to nominate new non-executive directors, Suk Sig Lim, Sang Moon Hahm, Han Kim and Chan Soo Kang. The committee oversees the selection of non-executive director candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the non-executive directors until the nominated non-executive directors are appointed. The committee shall be composed of four non-executive directors.

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

NYSE Corporate Governance Standards	Kookmin Bank

Director independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as 9 out of 14 directors are non-executive directors.
Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our non-executive directors hold quarterly executive sessions in accordance with the Regulation of the Board of Directors.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Our Non-executive Director Nominating Committee is generally composed of four non-executive directors, and the committee presents proposals for the nomination of non-executive directors to the board.
Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four non-executive directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of five non-executive directors and a standing member who satisfies the New York Stock Exchange’s independence requirements. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has six members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have three equity compensation plans: one providing for the grant of stock options to officers and directors; an employee stock ownership plan, or ESOP; and performance share agreements with certain of our directors.

All material matters related to our stock option plan are provided in our Articles of Incorporation, and any amendments to the Articles of Incorporation are subject to shareholders’ approval.

Matters related to the ESOP and the performance share agreements are not subject to shareholders’ approval under Korean law.

NYSE Corporate Governance Standards	Kookmin Bank

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted, but have not disclosed, corporate governance guidelines.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics and Business Conduct for Employees, a copy of which was filed as an exhibit to our annual report on Form 20-F for 2004 and which is also available on our website.

Item 6D.	Employees

The following table sets forth information, for the periods indicated, regarding our employees:

	As of December 31,
	2005	2006	2007
Full-time employees	16,960	17,307	18,159
Contractual employees	7,085	8,239	8,592
Managerial or executive employees	10,360	10,907	11,442
Members of Korea Financial Industry Union
Kookmin Bank Chapter	14,816	14,413	14,804
Subsidiary full-time employees (1)	1,145	1,722	897

(1)	Including executive officers.

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

We operate various employee training programs in order to improve the operational capabilities of our employees. These programs, which are aimed at cultivating financial specialists with higher levels of management and business skills, developing regional experts for increased global capabilities and enhancing employee loyalty, comprise a number of customized programs such as training courses for employees of different positions, domestic and foreign MBA courses and intensive human resources development programs for high performers to cultivate future leaders. In addition, we offer training programs at our employees’ worksites to facilitate access to training, as well as a foreign regional expert training program and overseas training to develop a global mind-set. The broad spectrum of training programs, combined with the state-of-the-art technologies such as cyber training and satellite broadcasting, maximizes the level of exposure of the trainees to the contents of the programs. We also believe that our training scheme based on classified training courses and a development evaluation system has facilitated systemic development of employee skills and a spontaneous learning environment.

Item 6E.	Share Ownership

Common Stock

As of March 31, 2008, the persons who are currently our directors or executive officers, as a group, held an aggregate of 3,043 shares of common stock of Kookmin Bank, representing approximately 0.001% of the outstanding Kookmin Bank common stock as of such date. None of these persons individually held more than 1% of the outstanding common stock of Kookmin Bank as of such date.

Stock Options

The following table is the breakdown of stock options with respect to our common stock which we have granted to our directors and employees. It describes grant date, position, exercise period and price and the number of options as of March 31, 2008, not including previously issued options which are no longer exercisable as of such date.

Grant Date	Position when granted	Exercise period		Exercise price		Number of granted options (1)	Number of exercised options	Number of exercisable options
		From	To
15-Mar-01	Chief Audit Executive	16-Mar-04	15-Mar-09	28,027		14,807	2,807	12,000
15-Mar-01	5 Non-executive Directors	16-Mar-04	15-Mar-09	28,027		12,623	0	12,623
15-Mar-01	4 Senior Executive Vice Presidents	16-Mar-04	15-Mar-09	28,027		47,380	12,690	34,690
15-Mar-01	11 Employees	16-Mar-04	15-Mar-09	28,027		14,740	4,922	9,818
22-Mar-01	Auditor (2)	23-Mar-04	22-Mar-11	71,538		6,644	0	6,644
22-Mar-01	3 Vice Presidents (2)	23-Mar-04	22-Mar-11	71,538		15,502	0	15,502
16-Nov-01	Chairman	17-Nov-04	16-Nov-09	51,200		150,000	75,000	75,000
22-Mar-02	7 Non-executive Directors	23-Mar-05	22-Mar-10	57,100		29,284	1,021	28,263
22-Mar-02	6 Senior Executive Vice Presidents	23-Mar-05	22-Mar-10	57,100		97,790	16,405	81,385
22-Mar-02	12 Employees	23-Mar-05	22-Mar-10	57,100		120,446	5,000	115,446
29-Mar-02	3 Non-executive Directors (2)	30-Mar-04	29-Mar-11	129,100		9,990	0	9,990
26-Jul-02	Senior Executive Vice President	27-Jul-05	26-Jul-10	58,800		23,899	0	23,899
21-Mar-03	6 Non-executive Directors	22-Mar-06	21-Mar-11	47,360	(3)	40,063	0	40,063
21-Mar-03	Senior Executive Vice President	22-Mar-06	21-Mar-11	35,500		9,443	4,443	5,000
21-Mar-03	6 Employees	22-Mar-06	21-Mar-11	35,500		62,993	0	62,993
27-Aug-03	Senior Executive Vice President	28-Aug-06	27-Aug-11	40,500		5,091	0	5,091
09-Feb-04	3 Senior Executive Vice Presidents	10-Feb-07	09-Feb-12	46,100		19,250	0	19,250
09-Feb-04	7 Employees	10-Feb-07	09-Feb-12	46,100		35,000	0	35,000
23-Mar-04	4 Non-executive Directors	24-Mar-07	23-Mar-12	48,650	(3)	20,000	0	20,000
01-Nov-04	President and CEO	02-Nov-07	01-Nov-12	50,600		610,000	0	610,000
18-Mar-05	Chief Audit Executive	19-Mar-08	18-Mar-13	51,600		30,000	0	30,000
18-Mar-05	9 Non-executive Directors	19-Mar-08	18-Mar-13	55,618	(3)	95,362	0	95,362
18-Mar-05	14 Senior Executive Vice Presidents	19-Mar-08	18-Mar-13	46,800		276,431	0	276,431
18-Mar-05	22 Employees	19-Mar-08	18-Mar-13	46,800		233,576	0	233,576
27-Apr-05	Employee	28-Apr-08	27-Apr-13	45,700		8,827	0	8,827
22-Jul-05	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200		30,000	0	30,000
23-Aug-05	Employee	24-Aug-08	23-Aug-13	53,000		7,212	0	7,212
24-Mar-06	Chief Audit Executive	25-Mar-09	24-Mar-14	77,900		19,917	0	19,917
24-Mar-06	8 Non-executive Directors	25-Mar-09	24-Mar-14		(4)	144,833	0	144,833
24-Mar-06	5 Senior Executive Vice Presidents	25-Mar-09	24-Mar-14		(4)	294,210	0	294,210
24-Mar-06	15 Employees	25-Mar-09	24-Mar-14		(4)	367,225	0	367,225
28-Apr-06	Employee	29-Apr-09	28-Apr-14		(5)	30,000	0	30,000
27-Oct-06	Employee	28-Oct-09	27-Oct-14		(6)	20,000	0	20,000
8-Feb-07	4 Senior Executive Vice Presidents	9-Feb-10	8-Feb-15		(7)	73,026	0	73,026
8-Feb-07	27 Employees	9-Feb-10	8-Feb-15		(7)	810,000	0	810,000
23-Mar-07	Non-executive Director	24-Mar-10	23-Mar-15		(8)	30,000	0	30,000

						3,815,564	122,288	3,693,276

(1)	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.
(2)	Originally options with respect to common stock of Kookmin Credit Card, which have been converted into options with respect to our common stock.
(3)	Weighted average of the exercise price of all granted options.
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

(5)	Exercise Price = (Won)81,900 x (1 + TRS of the three major competitors x 0.4).
(6)	Exercise Price = (Won)76,600 x (1 + TRS of the three major competitors x 0.4).
(7)	Exercise Price = (Won)77,100 x (1 + TRS of the three major competitors x 0.4).
(8)	Exercise Price = (Won)84,500 x (1 + TRS of the three major competitors x 0.4).

Performance Share Agreements

In October 2007, our board of directors approved the disbursement of a maximum of 140,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement) between October 30, 2007 and October 29, 2010 to directors who have been elected on or after October 30, 2007, as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in performance share agreements between us and such directors, and further resolved that no new stock options would be granted to such directors. In March 2008, our shareholders approved the disbursement of a maximum of 140,000 shares of our common stock as long-term incentive performance shares to our directors.

We have also entered into performance share agreements with certain of our executive officers and senior management who are not directors, pursuant to which we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of the grant) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets.

We expect that actual disbursements under the performance share agreements with our directors and senior management will generally be in the form of cash disbursements of equivalent monetary amounts based on the market value of our shares at such time. To date, we have not disbursed any shares or equivalent monetary amounts under the performance share agreements.

Item 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2007 by each person or entity known to us to own beneficially more than 5% of our outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of shares of common stock	Percentage of total shares of common stock (%)	Percentage of total shares on a fully diluted basis (%)
Citibank N.A. (1)	55,868,485	16.61%	16.61%
Euro-Pacific Growth Fund (2)	18,377,910	5.46%	5.46%

(1)	As depositary bank.
(2)	As of February 20, 2008, Euro-Pacific Growth Fund’s ownership of our shares was 11,629,660 shares, representing 3.46% of the total shares of our common stock.

As of March 31, 2008, executive and non-executive directors collectively owned 899 shares of our common stock, and our executive officers, excluding our chairman, our president and chief executive officer, and chief audit executive owned 2,144 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of December 31, 2007.

In December 2003, we purchased 27,423,761 shares of our common stock in the Korean government’s auction of the shares that it had owned. In June 2005, we disposed of all of these shares in an over-the-market transaction. With respect to any shares that we own, we cannot exercise any voting rights with respect to those shares pursuant to Korean law.

Item 7B.	Related Party Transactions

As of December 31, 2005, 2006 and 2007, we had an aggregate of (Won)4,283 million, (Won)6,396 million and (Won)9,883 million, respectively, in loans outstanding to our executive officers and directors. In addition, as of such dates, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 33 of the notes to our consolidated financial statements. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

•

ING Groep N.V. is required to maintain beneficial ownership of no less than 12,716,691 shares of our common stock, subject to adjustment for any share consolidations or share splits or, in the event of a merger with another entity, as adjusted accordingly pursuant to the merger ratio for the merger; and

•

each of the parties agreed to maintain its level of investment in ING Life Insurance Company, Korea Ltd. (which was 20% owned by us and 80% owned by ING Insurance International B.V.) and KB Asset Management (which remains 80% owned by us and 20% by ING Insurance International B.V.) until August 29, 2006.

In August 2003, we amended and restated our joint venture agreement with ING Insurance International B.V. and ING Life Insurance Company, Korea, Ltd. This agreement establishes the terms of the joint venture between us and ING Insurance International with respect to ING Life Insurance Company, Korea. Pursuant to this agreement, we have agreed to use our best commercial efforts to source and distribute insurance products produced and underwritten by ING Life Insurance Company, Korea at a percentage level that is approximately 30% of our total sales of insurance products produced and underwritten from all life insurance companies. In September 2004, we further amended the joint venture agreement with ING Insurance International and ING Life Insurance Company, Korea, which modified the terms of our agreement to source and distribute insurance products produced and underwritten by ING Life Insurance Company, Korea and pursuant to which we were granted a put option, expiring at the end of 2007, to require ING Insurance International to purchase a certain portion of shares of ING Life Insurance Company, Korea then held by us. In September 2007, we exercised such put option in full and sold 357,000 shares of ING Life Insurance Company, Korea held by us. We currently own 14.9% of the outstanding common shares of ING Life Insurance Company, Korea.

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

In April 2008, we and KB Asset Management Co., Ltd., our consolidated subsidiary, entered into an agreement with ING Bank B.V. and ING Insurance International B.V. related to the planned establishment of KB Financial Group Co., Ltd through a comprehensive stock transfer. Pursuant to this agreement and subject to certain conditions, ING Bank and ING Insurance International approved and agreed to support the stock transfer. The parties also agreed, among others, that the stock transfer shall not constitute a change of control or termination event for purposes of various agreements in effect between the parties and that we and ING Bank agree to effect an assignment of our rights and obligations under the amended and restated strategic alliance agreement to KB Financial Group.

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

Other Proceedings

In February 2006, the Korean government indicted the former team head of our lottery department and several other individuals in connection with excessive fees paid to a subcontractor by the government. The subcontractor, Korea Lottery Service Inc., was hired by us with the Korean government’s approval in connection with our lottery operations, and fees paid to such subcontractor were deducted prior to transferring any profit received by us to the government. In December 2007, the Seoul Central District Court found the former team head of our lottery department guilty but ruled in favor of the other defendants. Both the former team head of our lottery department and the prosecutor’s office appealed the case to the Seoul High Court, and the appeal is currently pending.

In August 2006, the government filed a lawsuit seeking the return of (Won)321 billion of excessive fees relating to the lottery operations against us, Ernst & Young Han Young, Korea Lottery Service Inc. and our and their relevant employees. The lawsuit is currently pending at the Seoul Central District Court.

In April 2004, the Lottery Commission of the Korean government revised the fee rate for fees payable to Korea Lottery Service Inc. by reducing it from 9.523% to 3.144%. Korea Lottery Service Inc. filed a lawsuit with the Seoul Central District Court claiming that such reduction by the Lottery Commission was invalid and demanding the payment of approximately (Won)20 billion of unpaid fees by us, which is the difference between the fees payable by us under the previous rate and the revised rate in respect of fees incurred in May 2004. In December 2006, the Seoul Central District Court ruled in favor of Korea Lottery Service Inc., and we appealed to the Seoul High Court in January 2007. In May 2008, the Seoul High Court ruled in favor of Korea Lottery Service Inc. in part but reduced the amount of damages to (Won)4.5 billion, and we are currently evaluating whether to appeal such decision.

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

In September 2006, the Korea Fair Trade Commission ordered us to cease, and assessed an administrative fine against us in the aggregate amount of (Won)6.4 billion in connection with, the following practices:

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

In November 2006, we paid the full amount of such (Won)6.4 billion fine, after filing a lawsuit with the Seoul High Court in October 2006 to revoke the order. In January 2008, the Seoul High Court ruled in favor of the Korea Fair Trade Commission regarding the orders with respect to the first and third practices described above, and in favor of us regarding the order with respect to the second practice described above. Furthermore, the Seoul High Court ruled that the administrative fine imposed in connection with the first practice described above was excessive and ordered a reassessment. We and the Korea Fair Trade Commission both appealed the ruling to the Supreme Court, where it is still pending.

Furthermore, in September 2006, the Korea Fair Trade Commission announced that it would issue a formal warning to us for:

•	canceling accumulated bonus points given to our credit card holders whose card transactions were suspended for more than a year; and

•	not giving certain bonus points to our credit card holders who were in default on their payments.

However, we have not received any formal warning from the Korea Fair Trade Commission on this matter to date.

In addition, in May 2006 the Korea Fair Trade Commission commenced an investigation into whether various domestic banks (including us) engaged in collusive or anti-competitive activity in connection with various commission fees. As a result of such investigation, in March 2008, the Korea Fair Trade Commission took the following actions:

•

The Korea Fair Trade Commission ordered seven credit card issuers (including us) to stop certain allegedly collusive practices in reducing draft capture fees payable to value-added network companies and to pay administrative fines in an aggregate amount of (Won)1.1 billion. We have submitted an objection notice to the Korea Fair Trade Commission in connection with such determination, and the Korea Fair Trade Commission is re-examining the case; and

•

The Korea Fair Trade Commission ordered us to stop alleged price-fixing practices in charging certain new fees in connection with export bills of exchange and banker’s usance letters of credit and to pay administrative fines in the amount of (Won)257 million and (Won)439 million, respectively, for such activities.

Furthermore, in April 2008, the Korea Fair Trade Commission ordered us to stop alleged price-fixing practices in connection with direct deposit fees, and to pay administrative fines in the amount of (Won)537 million for such activities. We have not yet received official notice of such orders from the Korea Fair Trade Commission.

In 2005, certain individuals, including one of our employees, fabricated and distributed counterfeit certificates of deposit, or CDs, with us as issuer. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative came to own the counterfeit CDs and requested us to make payments on the CDs, which were rejected by us. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative commenced legal proceedings against us in the Seoul Central District Court in September

2005 in the amount of approximately (Won)40 billion and (Won)25 billion, respectively, and the district court ruled for the plaintiffs in both proceedings. We appealed both cases to the Seoul High Court, which dismissed our appeals in June 2007. We have appealed both cases to the Supreme Court of Korea, where the lawsuits are currently pending. Also as a result of this incident, the Financial Supervisory Service closed for three months our bank branch in which the implicated individual was employed, issued warnings to certain of our executive officers and required us to discipline 26 other employees.

During the first quarter of 2004, the National Tax Service of Korea completed a tax audit in respect of us for the fiscal years 1998, 1999, 2000 and 2001, as a result of which we were assessed (Won)124 billion (including residence tax) for tax deficiencies. We have paid the entire amount, but appealed the assessment to the National Tax Tribunal, which ruled in favor of the National Tax Service of Korea in part. In 2005 and 2006, we filed various administrative lawsuits appealing the judgment of the National Tax Tribunal. We previously had one lawsuit pending at the Seoul High Court, which was decided in our favor in April 2008. The National Tax Service of Korea appealed the case to the Supreme Court of Korea, where it remains pending. We have two additional lawsuits on this matter currently pending at the Supreme Court of Korea.

During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of us for the fiscal years 2002, 2003, 2004 and 2005, as a result of which we were assessed (Won)190 billion (including residence tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income taxes for prior years amounting to (Won)292 billion (including residence tax) for tax deficiencies. We paid the entire amount of such additional assessments in 2007. We have filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to (Won)482 billion (including residence tax) and recorded (Won)481 billion of such income taxes paid as “Other Assets” in our consolidated financial statements as of December 31, 2007 upon adoption of FIN No. 48. See “Item 3D. Risk Factors—Other risks relating to our business—We have been assessed additional income taxes in respect of prior years as a result of a tax audit by the National Tax Service of Korea, and our appeal with respect to a portion of such assessment may not be successful.”

In April and June 2006, 414 and 612 of our customers filed suits against us, respectively, in the Seoul Central District Court for our alleged violations of the Act on Promotion of Information and Communication Network Utilization and Information Protection and related damages in connection with our accidental dissemination in March 2006 of the names of holders of our Internet lottery accounts. In February 2007, the district court ruled in favor of the plaintiffs in part, and both the plaintiffs and we appealed the ruling to the Seoul High Court. In November 2007, the Seoul High Court dismissed our appeal and ruled in favor of the plaintiffs in part by increasing their damage awards. Both the plaintiffs and we declined to appeal the ruling of the Seoul High Court, and we paid the full judgment amount of (Won)222 million to the plaintiffs in December 2007. In addition, in March 2007, an additional 373 individuals commenced legal proceedings against us in the Seoul Central District Court for damages relating to the same incident. In February 2008, pursuant to a settlement decision of the Seoul Central District Court finding in favor of the plaintiffs in part, we paid the full judgment amount of (Won)79 million to the plaintiffs. In March 2008, an additional 75 individuals commenced proceedings against us in the Seoul Central District Court for damages relating to the same incident, where it is currently pending.

In addition, we were informed in May 2008 that the Ministry of Land, Transport and Maritime Affairs of the Korean government was planning to file a suit against us to recover (Won)116 billion of ATM transaction fees that were allegedly overcharged by us during the period from July 2003 to February 2007, by applying the higher bank teller transaction fees to ATM transactions. The proposed lawsuit has not yet been filed in court.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of each of the five years ended December 31, 2007. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year.

Fiscal year	Dividends per common share (1)				Dividends per preferred share		Total amount of cash dividends paid
							(in millions of Won)
2003 (2)		—		—	—	—		—
2004 (3)	(Won)	550	US$	0.53	—	—	(Won)	168,574
2005 (4)		550		0.54	—	—		184,889
2006 (5)		3,650		3.92	—	—		1,227,784
2007 (6)		2,450		2.62	—	—		824,129

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)

On February 9, 2004, our board of directors passed a board resolution recommending that no dividends be paid for the fiscal year ended December 31, 2003. This resolution was approved and ratified by our stockholders on March 23, 2004.

(3)

On February 3, 2005, our board of directors passed a board resolution recommending a cash dividend of (Won)550 per common share (before dividend tax), representing 11% of the par value of each share, for the fiscal year ended December 31, 2004. This resolution was approved and ratified by our stockholders on March 18, 2005.

(4)

On February 8, 2006, our board of directors passed a board resolution recommending a cash dividend of (Won)550 per common share (before dividend tax), representing 11% of the par value of each share, for the fiscal year ended December 31, 2005. This resolution was approved and ratified by our stockholders on March 24, 2006.

(5)

On February 8, 2007, our board of directors passed a board resolution recommending a cash dividend of (Won)3,650 per common share (before dividend tax), representing 73% of the par value of each share, for the fiscal year ended December 31, 2006. This resolution was approved and ratified by our stockholders on March 23, 2007.

(6)

On February 4, 2008, our board of directors passed a board resolution recommending a cash dividend of (Won)2,450 per common share (before dividend tax), representing 49% of the par value of each share, for the fiscal year ended December 31, 2007. This resolution was approved and ratified by our stockholders on March 20, 2008.

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

	Stock Market Division of Korea Exchange (1)					New York Stock Exchange (2)
	Closing price per common stock				Average daily trading volume (in thousands of shares)	Closing price per ADS				Average daily trading volume (in thousands of shares)
	High		Low			High		Low
2003
First Quarter	(Won)	44,300	(Won)	29,600	1,777.8	US$	37.87	US$	22.90	306.0
Second Quarter		39,900		29,150	2,532.1		33.25		23.39	355.5
Third Quarter		46,200		36,400	1,683.6		39.23		30.86	405.0
Fourth Quarter		48,100		38,100	2,068.1		40.34		33.46	238.9
2004
First Quarter		50,600		44,000	1,456.0		44.20		37.40	231.5
Second Quarter		49,000		32,650	1,894.1		42.94		28.94	352.9
Third Quarter		39,900		31,450	1,573.4		35.83		27.11	366.1
Fourth Quarter		41,200		35,000	1,414.5		39.08		31.70	308.2
2005
First Quarter		49,300		40,000	1,270.0		48.76		37.70	332.8
Second Quarter		48,400		41,750	945.7		47.74		41.70	269.7
Third Quarter		64,500		47,200	1,194.5		61.00		45.63	288.9
Fourth Quarter		77,800		56,300	1,442.6		75.67		54.10	374.9
2006
First Quarter		84,200		66,300	1,503.8		86.10		66.25	490.8
Second Quarter		89,900		69,800	1,301.8		97.50		72.45	501.1
Third Quarter		83,400		72,000	1,144.1		89.32		75.48	368.8
Fourth Quarter		79,500		70,100	1,247.7		83.80		76.00	435.2
2007
First Quarter		89,500		70,400	1,116.6		95.29		75.52	461.6
Second Quarter		89,500		81,100	1,258.8		96.57		87.25	386.0
Third Quarter		88,500		71,900	1,922.4		96.10		75.74	584.2
Fourth Quarter		83,500		61,600	1,968.1		92.90		64.57	657.9
2007
November		72,300		61,600	2,029.5		78.26		64.57	798.3
December		72,600		63,400	1,957.9		77.85		68.73	598.6
2008 (through May 23)
January		67,100		59,700	1,922.1		70.00		63.85	895.8
February		62,000		57,000	1,873.8		66.09		60.88	771.3
March		57,500		49,100	2,476.5		60.77		48.78	1,058.9
April		69,900		57,800	2,306.4		69.75		61.79	756.8
May (through May 23)		71,500		64,300	2,202.8		71.26		61.11	583.8

Source: Global Stock Information Financial Network and Stock Market Division of the Korea Exchange

(1)	Trading of common shares on the Stock Market Division of the Korea Exchange commenced on November 9, 2001.
(2)	Trading of ADSs on the New York Stock Exchange commenced on November 1, 2001. Each ADS represents the right to receive one share.

Item 9B.	Plan of Distribution

Not Applicable.

Item 9C.	Markets

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

As of December 31, 2007, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately (Won)952 trillion. The average daily trading volume of equity securities for 2007 was approximately 364 million shares with an average transaction value of (Won)5,540 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008 (through May 23)	1,853.45	1,888.88	1,574.44	1,827.94

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

The following table sets forth the number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market capitalization on the last day of each period					Average daily trading volume, value
Year	Number of listed companies	(Billions of Won)		(Millions of US$) (1)		Thousands of shares	(Millions of Won)		(Thousands of US$) (1)
1982	334	(Won)	3,001	US$	4,279	9,704	(Won)	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,732		5,539,588		5,919,628
2008 (through May 23)	756		927,412		887,051	299,947		5,351,011		5,118,136

Source: The Stock Market Division of the Korea Exchange

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York in effect on the last business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and the Korean Securities and Exchange Act. The Korean Securities and Exchange Act was fundamentally amended numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for stockholders holding substantial interests.

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

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Services Commission sets forth procedural requirements for such investments. The government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

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

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a securities company prior to August 1, 1998 in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. However, this indemnification was available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to W50 million. Pursuant to the Korean Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Korean Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

Reporting Requirements for Holders of Substantial Interests

Any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (plus Equity Securities of us held by such persons) is required to report the status and purpose (in terms of whether the purpose of the shareholding is to exercise control over our management) of the holdings to the Financial Services Commission and the Stock Market Division of the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in (i) the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities of us or (ii) the purpose of the shareholding is required to be reported to the Financial Services Commission and the Stock Market Division of the Korea Exchange within five business days from the date of the change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Services Commission may order the disposal of the unreported Equity Securities.

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

Any single stockholder and persons who stand in a special relationship with that stockholder that acquire more than 4% of the voting stock of a nationwide Korean bank pursuant to the Bank Act will be subject to reporting requirements. In addition, any single stockholder and persons who stand in a special relationship with that stockholder that acquire in excess of 10% of a nationwide bank’s total issued and outstanding shares with voting rights must receive approval from the Financial Services Commission to acquire shares in each instance where the total shareholding would exceed 10%, 25% or 33%, respectively, of the bank’s total issued and outstanding shares with voting rights. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of our ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying the ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service as described below. The acquisition of the shares by a foreigner must be immediately reported to the governor of the Financial Services Commission, either by the foreigner or by his standing proxy in Korea.

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

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations (which we refer to collectively as the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange or on the KOSDAQ Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange or on the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, except in limited circumstances, including:

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

•

over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded subject to certain exceptions; and

•

sale and purchase of shares at fair value between foreigners who are part of an investor group comprised of foreign companies investing under the control of a common investment manager pursuant to applicable laws or contract.

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

The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares and shares being issued for initial listing on the Stock Market Division of the Korea Exchange or on KOSDAQ Market Division of the Korea Exchange) to register its identity with the Financial Supervisory Service prior to making any such investment. The registration requirement does not, however, apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Strategy and Finance under the Korean Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.
Upon a foreign investor’s purchase of shares through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale. A foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares, trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by himself or his standing proxy, or, in the case of sale and purchase of shares at fair value between foreigners, who are part of an investor group comprised of foreign companies investing under the control of a common investment manager pursuant to applicable laws or contract. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

I tem 9D.	Selling Shareholders

Not Applicable.

Item 9E.	Dilution

Not Applicable.

Item 9F.	Expenses of the Issue

Not Applicable.

Item 10.	ADDITIONAL INFORMATION

Not Applicable.

Item 10A.	Share Capital

Not Applicable.

Item 10B.	Memorandum and Articles of Association

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

As of December 31, 2007, our authorized share capital is 1,000,000,000 shares. Subject to applicable laws and regulations, we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares and shares of convertible stock up to 20% of all of the issued and outstanding shares under our articles of incorporation. Also, at the time of issuance of preferred shares, we may, pursuant to a resolution of the board of directors, issue such preferred shares as redeemable shares that can be redeemed at our discretion using our profits. Furthermore, through an amendment of the articles of incorporation, we may create new classes of shares, in addition to the common shares, preferred shares, convertible shares and redeemable shares. See “—Voting Rights.”

As of December 31, 2007, we had 336,379,116 shares of issued and outstanding common stock. No preferred stock is currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 663,620,884 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved at the general meeting of stockholders convened immediately after the date of granting such stock options. As of December 31, 2007, our officers, directors and employees held options to purchase 3,810,844 shares of our common stock. These outstanding options included options to purchase 610,000 shares of our common stock held by our chief executive officer. See “Item 6B. Compensation.”

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

Under the Korean Securities and Exchange Act, members of our employee stock ownership association, whether or not they are stockholders, will have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. This right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares then outstanding. As of December 31, 2007, our employee stock ownership association owned 2,729,756 of our shares of common stock.

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

However, the Financial Services Commission may adjust such price if we or holders of at least 30% of our shares that we are obligated to purchase do not accept such purchase price and request the Financial Services Commission to adjust the purchase price not later than ten days prior to the end of the one month purchase period. In the case of a merger or consolidation pursuant to the Law on the Improvement of the Structure of Financial Industry where the government or the Korea Deposit Insurance Corporation provides financial support, if a price cannot be agreed upon by the relevant parties, the purchase price will be determined by an accounting expert. However, the court may adjust such price if we or holders of at least 30% of our shares that we are obligated to purchase do not accept such purchase price and request the court to adjust the purchase price by no later than 30 days from the date of the determination of the purchase price.

Required Disclosure of Ownership

Under Korean law, stockholders who beneficially hold more than a certain percentage of our common stock, or who are related to or are acting in concert with other holders of certain percentages of our common stock or our other equity securities, must report the status of their holdings to the Financial Services Commission and other relevant governmental authorities. For a description of such required disclosure of ownership, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership” and “Item 9C. Markets—Reporting Requirements for Holders of Substantial Interests.”

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

Under the Korean Securities and Exchange Act, we must file with the Korean Financial Services Commission and the Stock Market Division of the Korea Exchange an annual business report within 90 days after the end of each fiscal year, a half-year business report within 45 days after the end of the first six months of each fiscal year and quarterly business reports within 45 days after the end of the first three months and nine months of each fiscal year, respectively. Copies of such business reports will be available for public inspection at the Korean Financial Services Commission and the Stock Market Division of the Korea Exchange.

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

Notwithstanding the foregoing restrictions, pursuant to the Korean Securities and Exchange Act and regulations under the Bank Act and after submission of certain reports to the Korean Financial Services Commission, we may purchase our own shares on the Stock Market Division of the Korea Exchange or through a tender offer, subject to the restrictions that:

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

•	the exclusive alliance with respect to our bancassurance business was revised to a non-exclusive, commercial relationship-based alliance; and

•

ING Groep N.V. is required to maintain beneficial ownership of no less than 12,716,691 shares of our common stock, subject to adjustment for any share consolidations or share splits or, in the event of a merger with another entity, as adjusted accordingly pursuant to the merger ratio for the merger.

In April 2008, we and KB Asset Management Co., Ltd., our consolidated subsidiary, entered into an agreement with ING Bank B.V. and ING Insurance International B.V. related to the planned establishment of KB Financial Group Co., Ltd through a comprehensive stock transfer. Pursuant to this agreement and subject to certain conditions, ING Bank and ING Insurance International approved and agreed to support the stock transfer. The parties also agreed, among others, that the stock transfer shall not constitute a change of control or termination event for purposes of various agreements in effect between the parties and that we and ING Bank agree to effect an assignment of our rights and obligations under the amended and restated strategic alliance agreement to KB Financial Group.

For more details regarding our relationship with ING Groep N.V., see “Item 4A. History and Development of the Company—History of H&CB,” “Item 4B. Business Overview—Other Businesses—Bancassurance,” and “Item 7B. Related Party Transactions.”

Item 10D.	Exchange Controls

General

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree, which we refer to collectively as the “Foreign Exchange Transaction Laws,” regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Services Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, (1) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Strategy and Finance may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Korean government deems that international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring about serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Strategy and Finance may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in such transactions at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.

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

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 5% or more of any class of our stock.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2006 or 2007 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2008 taxable year.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of Shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of Shares on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to the lower of (1) 11% (inclusive of resident surtax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the Shares or ADSs, 27.5% (inclusive of resident surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the Shares or ADSs. To obtain the benefit of an exemption from tax pursuant to an applicable tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

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

Overview

As a financial services provider, we are exposed to various risks related to our lending and trading businesses, our funding activities and our operating environment. Our goal in risk management is to ensure that we identify, measure, monitor and control the various risks that arise, and that our organization adheres strictly to the policies and procedures which we establish to address these risks. Under our ICAAP and related internal regulations pertaining to our capital adequacy ratio and internal standards for risk appetite and economic capital under Basel II, we identify the following eight separate categories of risk inherent in our business activities: credit risk, market risk, operational risk, interest rate risk, liquidity risk, credit concentration risk, reputation risk and strategic risk. Of these, the principal risks to which we are exposed are credit risk, market risk, liquidity risk and operational risk, and we strive to manage these and other risks within acceptable limits.

Organization

We have established a multi-layered risk management governance structure. The highest decision making body is the Risk Management Committee, which provides board-level direction to the bodies below it. At the operational level, the Risk Management Department (under the Finance Group) and the Credit Group work closely with other business groups to implement risk management strategies, policies and procedures.

Risk Management Committee

Our Risk Management Committee is a board level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of the chief financial officer and four non-executive directors, and its major roles include:

•	establishing risk management strategies in accordance with the directives of the board of directors;

•	determining our target risk appetite;

•	reviewing the level of risks we are exposed to and the appropriateness of our risk management policies, systems and operations; and

•	approving the introduction and modification of various risk management systems and methodologies.

Risk Management Council

Our Risk Management Council is the executive decision making body for our risk management operations. It consists of eight senior executive vice presidents, including the chief financial officer as chairman. Its responsibilities include:

•	determining major policies and procedures for risk management;

•

setting economic capital, or “EC,” limits for each business group based on the overall risk appetite set by the Risk Management Committee as well as EC limits for each type of risk and for integrated risk levels; and

•	ensuring that risk management activities are appropriately executed by each of our risk management bodies.

Risk Management Subcommittees

Our Risk Management Subcommittees execute the decisions made by the Risk Management Council and make operational decisions regarding risk management policies and procedures:

•

The Credit Risk Management Subcommittee approves the criteria to set total credit exposure limits that are implemented by our business groups and resolves certain working level issues relating to credit risk management. It is composed of seven members, the executive vice president from our Credit Analysis Division who serves as chairman and six general managers.

•

The Market Risk Management Subcommittee sets market risk-related limits, approves new derivative instruments that can be traded and resolves certain working-level issues related to market risk management. In particular, the Market Risk Management Subcommittee sets the VaR limits, position limits and stop loss limits for our fixed income, equity, foreign exchange and derivative portfolios, as well as scenario loss limits and sensitivity limits for our derivatives portfolio. It is composed of eight members, including our chief financial officer as chairman and seven general managers.

•

The Assets and Liabilities Management, or ALM, Subcommittee sets interest rates and fee levels, enacts or revises the internal guidelines for both ALM risk management and the operation of our interest rate and fee structure and reviews monthly ALM reports. It is composed of 15 members, including the executive vice president of our Finance Division as chairman and 14 general managers.

Risk Management Department

Our Risk Management Department, which is part of our Finance Group, is responsible for identifying, measuring, monitoring and reporting on risks, and for initiating actions with respect to risk management that may be required by our other business groups. The chief financial officer is responsible for the Risk Management Department, and is the chairman of the Risk Management Council and a member of the Loan Committee and the Management Council.

Credit Group

Our Credit Group is responsible for controlling, managing and reporting our overall credit risk. The chief credit officer is responsible for the Credit Group, and is a member of the Risk Management Council and the chairman of the Loan Committee. The Credit Group is divided into four departments:

•

Credit Planning Department. This department manages the overall credit risk of our loan portfolio and is responsible for oversight of overall asset quality. It also establishes our loan loss provisioning policy and determines total exposure limits for our corporate customers.

•

Credit Analysis Department. This department maintains and upgrades our credit scoring system for retail and corporate customers. It is also responsible for maintaining, monitoring and improving our credit and retail loan approval processes. It also conducts industry analysis and maintains and upgrades our credit scoring system for corporate customers.

•

Credit Management Department. This department develops and oversees our procedures for management of delinquent loans. It is also responsible for management of our corporate pre-workout and workout customers and non-performing credits, including sales and securitization of non-performing loans.

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

We use our internally developed credit rating systems to rate potential borrowers. As the characteristics of each customer segment differ, we use several credit rating systems for our customers. The nature of the credit rating system used for a particular borrower depends on whether the borrower is an individual, a “small office/home office” customer, a small-sized enterprise, medium-sized enterprise or a large company. For large companies, we have 17 credit ratings, ranging from AAA to D. For small- and medium-sized enterprises, we have 15 credit ratings ranging from AA to D. For retail customers, we have 13 credit ratings ranging from grade 1 to grade 13.

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

For loans secured by deposits, we will generally grant loans up to 95% of the deposit amount if we hold the deposit.

With respect to mortgage loans and secured retail loans, we screen customers based on various items on our checklist that indicate whether the customer may have deteriorating credit using internal information and rating information from credit bureaus. We also evaluate debt service capability for eligible customers pursuant to certain checklist items, such as type of residence, profession, family information, annual income, age, credit card overdue information, transaction history (with both our bank and other financial institutions) and other relevant credit information.

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

Entity	Members	Quorum for Approval

Loan Committee	Head of the Credit Group; Head of the Investment Banking/Global Business Group; Head of the Credit Analysis Division; Head of the Corporate Banking Division; Credit Analysis Department Manager; Large Corporate Department Manager; Credit Planning Department Manager; Retail Sales Department II Manager; Credit Review Department Manager; Corporate Product Department Manager	2/3 or more participation; 2/3 or more required for approval

Chief Credit Officers Committee	One of the Heads of the Credit Analysis Division and Corporate Credit Analysis Department Manager; six Chief Credit Officers; two Junior Credit Officers	2/3 or more participation; 2/3 or more required for approval

Credit Officers Committee	Four Credit Officers	2/3 or more participation; 2/3 or more required for approval

Local/Regional Approval

Credit Analysis Center Credit Officers Committee	Four Credit Officers	2/3 or more participation; 2/3 or more required for approval

Relationship Managers Committee	One Senior Relationship Manager and two Relationship Managers	Agreement of all members

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

Credit Card Approval Process

We make decisions on all credit card approvals based on the Financial Services Commission standard of review for payment ability (such as the occupation and income of the applicant), as well as a combination of two internally developed scoring systems: our application scoring system and our card generic scoring system.

Our application scoring system reflects various credit information, including basic customer information (such as credit history), transaction history with us, if any, delinquency and transaction history with other card companies and credit information provided by the Korea Federation of Banks and other credit bureaus. We also consider repayment ability, total assets and the length of the applicant’s relationship, if any, and past contribution to our profitability, if any.

Our card generic scoring system reflects various sources of external information, including credit information from the Korea Federation of Banks and credit bureaus. Our card generic scoring system is developed to estimate credit risk of customers more specifically by reflecting information not reflected in the application scores.

On the basis of the standard of review for payment ability and the combination of the scores from our application scoring system and card generic scoring system, we establish, among other things, the term of any new approvals, initial limits and differentiation of fee rates with respect to our credit cards. Our systems allow us to differentiate applicants into groups that receive immediate credit card approval or rejection, or that may require us to further investigate that applicant’s credit qualifications. The initial limits of new applicants are based on their estimated monthly income, which is based on their occupation and the value of their personal assets. We apply our fee rates to applicants differently according to risk premium and profitability.

Total Exposure Management

We establish and manage total exposure limits for corporations, chaebols and industries in order to optimize the use of credit availability and avoid excessive risk concentration. We establish total exposure limits for large corporations and chaebols by reviewing factors such as their industry, size, cash flows, financial ratios and credit ratings, while establishing exposure limits for industries by peer group, as defined by us, by reviewing the “exposure at default,” nonpayment ratio, sales growth ratio and share of total exposure for each industry and our total exposure. Small- and medium-sized enterprise limits are set by referring to the results from our credit rating system. The guidelines used to set these total exposure limits are approved by our Risk Management Council after review by the Credit Risk Management Subcommittee. In certain exceptional cases, we may extend loans on a case-by-case basis even if the applicable limit is exceeded.

Our maximum exposure limit is within 20% of our Tier I and Tier II capital for a single chaebol, and within 10% of our Tier I and Tier II capital for an individual large corporation. These limits are lower than the regulatory limits that Korean banks are required by law to follow. In practice, the total exposure limits that we set for corporations and groups are far lower than these levels.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. We monitor our exposure to large corporations to which we have an exposure of (Won)1 billion or more, individual corporations to which we have an exposure of more than (Won)30 billion, and also our exposure to the 50 chaebols, which is comprised of the 42 largest chaebols in Korea designated by the Financial Supervisory Service as well as eight chaebols selected for monitoring by the Senior Executive Vice President of the Credit Group. We also monitor our exposure to industries by peer groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

Market Risk Management

The major risk to which we are exposed is interest rate risk on debt instruments and interest-bearing securities and, to a lesser extent, equity risk and foreign exchange risk. The financial instruments that expose us to these risks are loans, debentures, deposits, securities and financial derivatives. We are not exposed to significant commodity risk, the other recognized form of market risk, as we allow only back-to-back transactions with respect to commodities. We are also exposed to interest rate risk and liquidity risk in our banking book. We divide market risk into risks arising from trading activities and risks arising from non-trading activities.

Our Risk Management Council establishes overall market risk management principles. It has delegated the responsibility for the market risk management for trading activities to the Market Risk Management Subcommittee, which is chaired by our chief financial officer. This subcommittee meets on a regular basis each month and as required to respond to developments in the market and the economy. Based on the policies approved by the Risk Management Council, the Market Risk Management Subcommittee reviews and approves reports as required that include trading profits and losses, position reports, limit utilization, sensitivity analysis and VaR results for our trading activities.

The Asset Liability Management Committee is responsible for day-to-day interest rate and liquidity risk management of non-trading activities. It meets on a regular basis and as required to respond to developments in the market and the economy. Members of the Asset Liability Management Committee, acting through our Financial Management Department, review our interest rate and liquidity gap position monthly, formulate a view on interest rates, establishing strategies with respect to deposit and lending rates and review the business profile and its impact on asset and liability management.

To ensure adequate interest rate and liquidity risk management, we have assigned the responsibilities for our asset and liability management risk control to our Risk Management Department in our Finance Group, which monitors and reviews the asset and liability management risk procedures and activities of our Financial Management Department, and independently reports to the management on the related issues.

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

We use derivative instruments to hedge our market risk and, to a limited extent, to make profits by trading derivative products within acceptable risk limits. The principal objective of our hedging strategy is to manage our market risk within established limits. We use the following hedging instruments to manage relevant risks:

•	to hedge interest rate risk arising from its trading activities, the Trading Department occasionally uses interest rate futures (Korea Treasury Bond Futures) and interest rate swaps;

•	to hedge equity risk arising from its trading activities, the Trading Department selectively uses stock index futures;

•	to hedge interest rate risk and foreign exchange risk arising from our foreign currency-denominated asset and liability positions as well as our trading activities, the Trading Department, the Fund

Management Department and Investment Banking Department use interest rate swaps, cross-currency interest rate swaps, foreign exchange forwards and futures, Euro-dollar futures and currency options; and

•

to change the interest rate characteristics of certain assets and liabilities after the original investment or funding, we use swaps. For example, depending on the market situation, we may choose to obtain fixed rate funding instead of floating rate funding if we believe that the terms are more favorable, which we can achieve by entering into interest rate swaps.

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

The following table shows our daily VaRs as of December 31, 2005, 2006 and 2007, at a 99% confidence level for a one-day holding period, for interest risk, equity risk and foreign exchange risk relating to our trading activities. The following figures were calculated on a non-consolidated basis.

	As of December 31,
	2005		2006		2007
	(in billions of Won)
Risk categories:
Interest risk	(Won)	20.7	(Won)	6.7	(Won)	5.0
Equity risk		5.2		2.2		1.9
Foreign exchange risk		1.2		1.5		1.8
Less: diversification		16.0		6.3		3.4
Diversified VaR for overall trading activities		11.1		4.1		5.3

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to our stress testing, we estimate that as of December 31, 2007, our trading securities portfolio, which represents most of our trading risk, could have lost (Won)112.4 billion for an assumed short-term extreme decline of approximately 21% in the equity market and an approximate 173 basis point increase in interest rates under an abnormal stress environment.

Although we have not set any limits based on stress testing, we monitor the impact of market turmoil or any abnormality. If the impact is large, our chief financial officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2007, the VaR of our interest risk from trading was (Won)5.0 billion and the weighted average duration, or weighted average maturity, of our Won-denominated trading debt securities was approximately 1.3 years.

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

The following table shows our non-consolidated net open positions at the end of 2005, 2006 and 2007. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries are not significant.

	As of December 31,(1)
	2005		2006		2007
	(in millions of US$)
Currency:
U.S. dollars	US$	126.3	US$	167.8	US$	134.3
Japanese yen		(8.4)		1.8		(11.6)
Euro		2.4		4.3		(14.6)
Others		4.7		(7.9)		117.3

Total	US$	125.0	US$	166.0	US$	225.4

(1)	Amounts prepared on a non-consolidated basis.

Equity Price Risk

Equity price risk results from our equity trading portfolio in Won since we do not have any trading exposure to shares denominated in foreign currencies.

The equity trading portfolio in Won consists of exchange-traded stocks and nearest month or second nearest month futures contracts under strict limits on diversification as well as position limits and stop loss limits.

The Market Risk Management Subcommittee sets annual and monthly stop loss limits that are monitored by the Risk Management Department. In order to ensure timely action, the stop loss limit of individual securities is monitored by our middle office.

As of December 31, 2007, our equity trading position was (Won)57.3 billion.

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

The following table shows our non-consolidated interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2007, based on our Korean GAAP accounts, which vary in certain significant respects from our accounts prepared in accordance with U.S. GAAP.

	As of December 31, 2007 (1)
	0-3 months		3-6 months		6-12 months		1-3 years		Over 3 years		Total
	(in billions of Won, except percentages)
Won-denominated Interest-earning assets:
Loans	(Won)	93,121	(Won)	31,062	(Won)	13,243	(Won)	7,093	(Won)	611	(Won)	145,130
Securities		1,610		604		2,811		10,767		7,070		22,863
Others		13,177		1,439		1,480		2,198		246		18,541

Total	(Won)	107,908	(Won)	33,106	(Won)	17,533	(Won)	20,059	(Won)	7,927	(Won)	186,533

Interest-bearing liabilities:
Deposits	(Won)	47,760	(Won)	21,308	(Won)	37,367	(Won)	25,974	(Won)	11,213	(Won)	143,621
Borrowings		2,497		0		0		0		0		2,497
Others		11,418		4,249		2,320		13,331		2,958		34,275

Total	(Won)	61,674	(Won)	25,556	(Won)	39,687	(Won)	39,305	(Won)	14,171	(Won)	180,393

Sensitivity gap		46,233		7,550		(22,153)		(19,246)		(6,244)		6,140
Cumulative gap		46,233		53,783		31,630		12,384		6,140
% of total assets		24.8%		28.8%		17.0%		6.6%		3.3%

Foreign currency-denominated Interest-earning assets:
Due from banks	(Won)	97	(Won)	10	(Won)	0	(Won)	0	(Won)	0	(Won)	108
Loans		5,413		824		153		222		31		6,644
Securities		451		159		62		127		288		1,088
Others		2,623		571		127		4		0		3,325

Total	(Won)	8,585	(Won)	1,564	(Won)	343	(Won)	353	(Won)	319	(Won)	11,165

Interest-bearing liabilities:
Deposits	(Won)	899	(Won)	1,086	(Won)	92	(Won)	4	(Won)	0	(Won)	2,082
Borrowings		3,142		1,953		647		4		0		5,746
Others		3,286		60		0		0		0		3,346

Total	(Won)	7,327	(Won)	3,100	(Won)	739	(Won)	8	(Won)	0	(Won)	11,174

Sensitivity gap		1,259		(1,536)		(397)		346		319		(9)
Cumulative gap		1,259		(277)		(674)		(329)		(9)
% of total assets		11.3%		(2.5)%		(6.0)%		(2.9)%		(0.1)%

(1)	The numbers are prepared on a non-consolidated basis in accordance with Korean GAAP for internal management purposes.

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2007, our asset and liability duration gap was negative and it moved between (-)0.226 years and (-)0.288 years. Accordingly, our net asset value would have declined between (Won)486 billion and (Won)396 billion if interest rates had decreased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table, which was prepared in accordance with Korean GAAP, shows duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates on a non-consolidated basis.

	Asset duration	Liability duration	Duration gap	Net asset value change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2005	0.5244	0.9132	(0.339)	(532)
December 31, 2005	0.5141	0.8316	(0.255)	(407)
June 30, 2006 (1)	0.5125	0.8920	(0.3421)	(561)
December 31, 2006 (1)	0.5466	0.8624	(0.2831)	(474)
June 30, 2007 (1)	0.5820	0.8353	(0.226)	(396)
December 31, 2007 (1)	0.5253	0.8341	(0.266)	(498)

(1)	Reflects changes to our interest rate risk measure method adopted in April 2006.

We set interest rate risk limits using historical interest rate volatility of financial bonds and duration gaps with respect to expected asset and liability positions based on our annual business plans. The Financial Management Department in our Finance Group submits interest rate gap analysis reports, duration gap analysis reports, sensitivity reports and interest rate limit compliance reports monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee.

The following table, which was prepared in accordance with Korean GAAP, summarizes our interest rate risk on a non-consolidated basis, taking into account asset and liability durations as of December 31, 2007.

	As of December 31, 2007
	3 months or less		3-6 months		6-12 months		1-3 years		Over 3 years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	(Won)	107,908	(Won)	33,106	(Won)	17,533	(Won)	20,059	(Won)	7,927	(Won)	186,533
Liability position		61,674		25,556		39,687		39,305		14,171		180,393
Gap		46,233		7,550		(22,153)		(19,246)		(6,244)		6,140
Average maturity		0.177		0.375		0.685		1,848		2,479
Interest rate volatility		1.01%		1.18%		1.62%		2.13%		2.42%
Amount at risk		83		34		(246)		(759)		(374)		(1,263)

Foreign currency-denominated:
Asset position	(Won)	8,585	(Won)	1,564	(Won)	343	(Won)	353	(Won)	319	(Won)	11,165
Liability position		7,327		3,100		739		8		0		11,174
Gap		1,259		(1,536)		(397)		346		319		(9)
Average maturity		0.233		0.457		0.717		2.047		3.632
Interest rate volatility		1.66%		1.65%		1.86%		2.38%		2.41%
Amount at risk		(5)		12		5		(17)		(28)		(33)

Foreign Exchange Risk

We manage foreign exchange rate risk arising from our non-trading operations together with such risks arising from our trading operations. See “—Market Risk Management for Trading Activities—Foreign Exchange Risk” above.

Liquidity Risk Management

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds resulting from, for example, maturity mismatches, obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. We manage our liquidity in order to meet our financial liabilities from withdrawals of deposits, redemption of matured debentures and repayments at maturity of borrowed funds. We also require sufficient liquidity to fund loans, to extend other credits and to invest in securities. Our liquidity management goal is to meet all our liability repayments on time and fund all investment opportunities even under adverse conditions. To date, we have not experienced significant liquidity risk.

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

For Won-denominated assets and liabilities, we manage liquidity using a cash flow structure based on holding short-term liabilities and long-term assets. Generally, the average initial contract maturity of our new Won-denominated time deposits was about 11 months, while during the same period most of our new loans and securities had maturities over one year.

We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and a foreign liquidity ratio of at least 85.0%. The Financial Services Commission defines the Won liquidity ratio as Won liquid assets (including marketable securities) due within three months divided by Won liabilities due within three months.

The Fund Management Department is responsible for daily liquidity risk management of our Won and foreign currency exposure. It reports monthly plans for funding and asset management to the Asset Liability Management Committee, which discusses factors such as interest rate movements, maturity structures of our deposits, loans and securities, re-deposit ratios and loan roll-over ratios.

The following table shows our liquidity status and limits for Won and foreign currency accounts as of December 31, 2007 in accordance with Financial Services Commission regulations:

Won accounts:	3 months or less
	(in billions of Won, except percentages)
Assets (A)	(Won)	83,831
Liabilities (B)		80,232
Liquidity gap		3,600
Liquidity ratio (A/B)		104.49%
Limit		100.00%

	7 days or less		1 month or less		3 months or less
	(in millions of US$, except percentages)
Foreign currency assets	US$	6,012	US$	15,493	US$	39,716
Foreign currency liabilities		5,286		17,418		40,330
Maturity gap		726		(1,199)		(1,813)
Cumulative gap (A)		726		(1,199)		(1,813)
Total assets (B)		64,113		64,113		64,113
Liquidity gap ratio (A/B)		1.13%		(1.87)%		98.48 (1)
Limits		0.00%		(10.00)%		85.00%

(1)	Liquidity ratio.

The Financial Management Department in our Finance Group reports whether we are complying with these limits monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee.

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

We have completed establishing a bank-wide operational risk management framework meeting the Basel II Advanced Measurement Approach, or AMA, according to a multi-year plan comprising:

•	the “framework building phase,” which was completed at the end of 2004;

•	the “implementation phase,” which was completed at the end of 2005; and

•	the “stabilization phase,” which was completed at the end of 2007.

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

In 2007, we completed the stabilization phase, and our employees are now able to access our integrated CSA process and to use its results for process improvement. We conduct operational risk monitoring in terms of Key Risk Indicators (or KRI) using tolerance levels for each indicator. In accordance with our bank-wide insurance strategy, we have also completed purchasing comprehensive insurance coverage that combines various separate insurance policies previously in place. In addition, we have completed the construction of an alternate back-up site for use in disaster events as well as full-scale testing of such site with the participation of most of our head office employees. We plan to allocate operational risk capital in line with AMA to each business group for their performance evaluation in 2008.

Our Operational Risk Unit is part of our Risk Management Department, and it is responsible for:

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

Internal Control

Our Audit Division, Legal Department, Compliance Supporting Department all play important roles in reviewing and maintaining the integrity of our internal control environment.

The Audit Committee, which consists of five non-executive directors and our chief audit executive, is an independent authority that evaluates the effectiveness and efficiency of our internal control systems and business processes and reviews the reliability of financial statements to secure the transparency and stability of our management, including through the activities of our independent auditor. In carrying out these duties, the Audit Committee ultimately protects our property for the benefit of our shareholders, investors and customers by independently monitoring our management.

Our chief audit executive executes duties determined and delegated by the Audit Committee. That person is responsible for auditing our management’s daily business activities and also responsible for the auditing activities summarized below in order for the Audit Committee to function effectively.

Our Audit Division, which consists of two departments (Branch Audit Department and Management Audit Department), is the execution body for the Audit Committee and supports our management objectives by auditing the operations of our branches using a risk analysis system and reviewing the operations of our headquarters and subsidiaries through the use of “risk-based audit” in accordance with the “business measurement process” audit methodology, which requires that our Management Audit Department evaluate the risk and process of our business units and concentrate their audit capacity with respect to high risk areas. Our Audit Division, along with our chief audit executive, also performs the following activities:

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

Our Compliance Supporting Department operates a compliance system to ensure that all of our employees comply with the relevant laws and regulations. This system’s main function is to establish and manage our compliance program, educate employees and management and improve our internal control process.

Legal Risk

We consider legal risk as a part of our operational risk. The uncertainty of the enforceability of the obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts, although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. Our Legal Department seeks to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. Our internal auditors review loan documentation to ensure that these are correctly drawn up to withstand any potential future scrutiny in court should such scrutiny occur.

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

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2007 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, which also audited our financial statements as of and for the year ended December 31, 2007, as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. Audit	Committee Financial Expert

Our board of directors has determined that both Suk Sig Lim, our non-executive director and the chairman of our Audit Committee, and Kee Young Chung, our non-executive director and member of our Audit Committee, qualify as “audit committee financial experts” and are independent within the meaning of this Item 16A.

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

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Deloitte Anjin LLC during the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006		2007
	(in millions of Won)
Audit fees	(Won)	4,340	(Won)	4,359
Audit-related fees		—		—
Tax fees		—		—
All other fees		40		70

Total fees	(Won)	4,380	(Won)	4,429

Audit fees in the above table are the aggregate fees billed by Deloitte Anjin LLC in connection with the audits of:

•	our annual financial statements and the review of our interim financial statements; and

•	our special purpose entities in connection with the Korean Securities and Exchange Act.

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

Item 19. EXHIBITS

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

Number	Description
1.1	Articles of Incorporation of Kookmin Bank (translation in English).

2.1*	Form of Share Certificate of Kookmin Bank’s common stock, par value (Won)5,000 per share (translation in English).

2.2**	Form of Second Amended and Restated Deposit Agreement to be entered into among Kookmin Bank, Citibank N.A., as depositary, and all holders and beneficial owners from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt.

4.1*	Investment Agreement, dated as of July 15, 1999, between H&CB, ING Insurance International B.V. and ING Verzekeringen N.V. (as amended).

4.2***	Waiver Agreement, dated as of October 31, 2001, among H&CB, ING Insurance International B.V., ING Life Insurance Company, Korea Ltd. and KB Asset Management Co., Ltd.

4.3*	Merger Agreement, dated as of April 23, 2001, by and between Kookmin Bank and H&CB.

4.4****	Waiver Agreement, dated as of December 4, 2002, between Kookmin Bank and ING Bank N.V.

4.5*****	Merger Agreement, dated as of May 30, 2003, between Kookmin Bank and Kookmin Credit Card.

Number	Description

4.6******	Amended and Restated Strategic Alliance Agreement, dated as of August 27, 2003, between Kookmin Bank and ING Bank N.V.

4.7	Agreement Dealing with the Establishment of KB Financial Holding Company, dated as of April 30, 2008, among Kookmin Bank, KB Asset Management Co., Ltd., ING Bank B.V. and ING Insurance International B.V.

8.1********	List of subsidiaries of Kookmin Bank.

11.1*******	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to the registrant’s filing on Form F-4 (No. 333-13880), filed on September 10, 2001.
**	Incorporated by reference to Exhibit (a) of the registrant’s Registration Statement on Form F-6 (No. 333-138347), filed on November 1, 2006.
***	Incorporated by reference to the registrant’s filing on Form F-1 (No. 333-90074), filed on June 4, 2002.
****	Incorporated by reference to the registrant’s filing on Form 20-F (No. 1-15258), filed on June 17, 2003.
*****	Incorporated by reference to the registrant’s filing on Form F-4 (No. 333-106262), filed on June 19, 2003.
******	Incorporated by reference to the registrant’s filing on Form 20-F (No. 1-15258), filed on June 28, 2004.
*******	Incorporated by reference to the registrant’s filing on Form 20-F (No. 1-15258), filed on June 28, 2005.
********	Incorporated by reference to Note 34 of the consolidated financial statements of the registrant included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOOKMIN BANK
(Registrant)

/s/ CHUNG WON KANG
(Signature)

Chung Won Kang
President and Chief Executive Officer
(Name and Title)

Date: May 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kookmin Bank:

We have audited the internal control over financial reporting of Kookmin Bank and its subsidiaries (collectively referred to as the “Bank”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

The Bank’s internal control over financial reporting is a process designed by, or under the supervision of, the Bank’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Bank’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Bank and our report dated May 13, 2008 expressed an unqualified opinion on those consolidated financial statements, which included explanatory paragraphs related to the Bank’s adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, and the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/S/ DELOITTE ANJIN LLC

Seoul, Korea

May 13, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kookmin Bank:

We have audited the accompanying consolidated balance sheets of Kookmin Bank and its subsidiaries (collectively referred to as the “Bank”) as of December 31, 2006 and 2007, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kookmin Bank and its subsidiaries as of December 31, 2006 and 2007, and the results of their operations, changes in stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Bank adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, as of January 1, 2007.

Our audit also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion such translation has been made in conformity with the basis stated in Note 1. The translation of the financial statement amounts into United States dollars has been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 13, 2008 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

/s/ DELOITTE ANJIN LLC

Seoul, Korea

May 13, 2008

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,

	2006	2007	2007
	Korean Won (In millions)		Translation into U.S. Dollars (Note 1) (In thousands)

ASSETS
Cash and cash equivalents	3,774,518	2,770,463	2,960,529
Restricted cash	3,277,144	3,996,496	4,270,673
Interest-bearing deposits in other banks	423,148	69,003	73,737
Call loans and securities purchased under resale agreements	1,737,881	1,628,107	1,739,802
Trading assets	3,744,406	6,594,318	7,046,717
Investments	25,347,999	24,684,522	26,377,989
Loans (net of allowance for loan losses of (Won)2,468,378 million in 2006 and (Won)1,864,029 million ($1,991,910 thousand) in 2007)	149,215,562	170,721,031	182,433,245
Due from customers on acceptances	620,007	1,106,135	1,182,021
Premises and equipment, net	1,611,979	1,659,579	1,773,433
Accrued interest and dividends receivable	802,107	898,965	960,638
Security deposits	1,190,412	1,335,395	1,427,009
Goodwill	394,457	394,457	421,518
Other intangible assets, net	185,292	183,470	196,057
Other assets	653,333	1,640,827	1,753,396

Total assets	192,978,245	217,682,768	232,616,764

LIABILITIES
Deposits:
Interest bearing	125,195,038	134,759,588	144,004,689
Non-interest bearing	4,344,967	3,678,043	3,930,373
Call money	167,776	794,138	848,619
Trading liabilities	1,223,182	1,811,922	1,936,228
Acceptances outstanding	620,007	1,106,135	1,182,021
Other borrowed funds	10,627,306	7,776,218	8,309,701
Accrued interest payable	3,698,397	4,195,516	4,483,347
Secured borrowings	7,462,648	6,314,916	6,748,147
Long-term debt	21,674,838	36,306,920	38,797,735
Other liabilities	3,174,398	3,953,382	4,224,601

Total liabilities	178,188,557	200,696,778	214,465,461

Commitments and contingencies (Note 31)
Minority interests	17,512	20,413	21,813

STOCKHOLDERS’ EQUITY
Common stock ((Won)5,000 par value, authorized 1 billion shares, 336,379,116 shares issued and 336,327,773 shares outstanding at 2006 and 336,379,116 shares issued and 336,353,034 shares outstanding at 2007)	1,681,896	1,681,896	1,797,281
Additional paid-in capital	5,403,650	5,404,761	5,775,551
Retained earnings	7,266,004	10,013,862	10,700,857
Accumulated other comprehensive income (loss), net of tax	424,487	(132,986)	(142,109)
Less: Treasury stock, at cost, 51,343 shares at 2006 and 26,082 shares at 2007	(3,861)	(1,956)	(2,090)

Total stockholders’ equity	14,772,176	16,965,577	18,129,490

Total liabilities, minority interests and stockholders’ equity	192,978,245	217,682,768	232,616,764

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,

	2005	2006	2007	2007
	Korean Won (In millions, except per share amounts)			Translation into U.S. Dollars (Note 1) (In thousands, except per share amounts)
Interest and dividend income
Deposits in other banks	26,738	28,100	18,649	19,928
Loans, including fees	9,464,551	9,940,988	11,295,343	12,070,253
Trading assets	128,566	158,722	247,376	264,347
Investment securities	960,358	1,216,951	1,170,840	1,251,165
Call loans and securities purchased under resale agreements	77,759	60,191	60,133	64,258

Total interest and dividend income	10,657,972	11,404,952	12,792,341	13,669,951

Interest expense
Deposits	3,181,124	3,408,499	4,131,815	4,415,276
Call money	40,060	118,969	101,327	108,278
Other borrowed funds	288,754	354,255	478,446	511,270
Secured borrowings	309,864	388,539	378,569	404,541
Long-term debt	936,729	1,072,108	1,597,291	1,706,872

Total interest expense	4,756,531	5,342,370	6,687,448	7,146,237

Net interest income	5,901,441	6,062,582	6,104,893	6,523,714
Provision for (reversal of provision for) credit losses	613,105	(99,926)	18,374	19,635

Net interest income after provision for credit losses	5,288,336	6,162,508	6,086,519	6,504,079

Non-interest income
Trust fees, net	145,813	155,657	159,175	170,095
Other fees and commission income	1,875,791	2,134,630	2,424,072	2,590,374
Net trading revenue	292,290	263,118	40,732	43,526
Net gain on investments	97,863	85,070	1,017,314	1,087,106
Other non-interest income	432,253	241,135	371,564	397,055

Total non-interest income	2,844,010	2,879,610	4,012,857	4,288,156

Non-interest expenses
Salaries and employee benefits	2,192,952	2,053,834	2,279,827	2,436,233
Depreciation and amortization	352,613	323,788	418,882	447,619
Other administrative expenses	628,132	770,548	835,720	893,054
Credit card fees	187,777	238,915	338,217	361,420
Other fees and commissions	524,656	653,851	728,549	778,531
Other non-interest expenses	427,594	481,280	532,379	568,900

Total non-interest expenses	4,313,724	4,522,216	5,133,574	5,485,757

(Continued)

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

	2005	2006	2007	2007
	Korean Won (In millions, except per share amounts)			Translation into U.S. Dollars (Note 1) (In thousands, except per share amounts)
Income before income tax expense and minority interests	3,818,622	4,519,902	4,965,802	5,306,478

Income tax expense	1,099,720	1,422,904	1,206,433	1,289,200
Minority interests	2,705	4,745	4,262	4,554

Income before cumulative effect of a change in accounting principle	2,716,197	3,092,253	3,755,107	4,012,724

Cumulative effect of a change in accounting principle (Note 28)	—	(1,687)	—	—

Net income	2,716,197	3,090,566	3,755,107	4,012,724

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(11,116)	(4,043)	1,509	1,613
Net unrealized gains (losses) on investment securities	(155,355)	485,081	(558,982)	(597,331)

Total other comprehensive income (loss), net of tax	(166,471)	481,038	(557,473)	(595,718)

Comprehensive income	2,549,726	3,571,604	3,197,634	3,417,006

Net income per common share
Basic:
Income before cumulative effect of a change in accounting principle	8,415	9,194	11,164	11.93
Cumulative effect of a change in accounting principle	—	(5)	—	—

Net income	8,415	9,189	11,164	11.93

Diluted:
Income before cumulative effect of a change in accounting principle	8,411	9,193	11,164	11.93
Cumulative effect of a change in accounting principle	—	(5)	—	—

Net income	8,411	9,188	11,164	11.93

Weighted average basic common shares outstanding (In thousands)	322,786	336,351	336,346	336,346

Weighted average diluted common shares outstanding (In thousands)	322,948	336,353	336,346	336,346

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31,

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock	Total stockholders’ equity
	Shares	Amount
	Korean Won (In millions, except share data)
Balance at January 1, 2005	306,497,907	1,681,896	5,400,237	1,812,546	109,920	(1,322,320)	7,682,279
Reissuance of treasury stock
a. On exercise of stock options	239,513	—	(3,303)	—	—	10,599	7,296
b. Under employee stock ownership plan	2,000,000	—	722	—	—	88,504	89,226
c. Sale to market	27,423,761		25,452	—	—	1,213,557	1,239,009
Stock-based compensation	—	—	(6,712)	—	—	—	(6,712)
Cash dividends declared ((Won) 550 per share)	—	—	—	(168,574)	—	—	(168,574)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	(11,116)	—	(11,116)
b. Unrealized holding losses on investment securities	—	—	—	—	(155,355)	—	(155,355)
Net income	—	—	—	2,716,197	—	—	2,716,197
Change of consolidation scope – FIN No. 46(R)	—	—	—	158	—	—	158

Balance at December 31, 2005	336,161,181	1,681,896	5,416,396	4,360,327	(56,551)	(9,660)	11,392,408

Purchase of treasury stock	(368,798)	—	—	—	—	(28,555)	(28,555)
Reissuance of treasury stock
a. On exercise of stock options	217,935	—	(367)	—	—	9,660	9,293
b. Sale to market	317,455	—	(275)	—	—	24,694	24,419
Stock-based compensation	—	—	(12,104)	—	—	—	(12,104)
Cash dividends declared ((Won) 550 per share)	—	—	—	(184,889)	—	—	(184,889)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	(4,043)	—	(4,043)
b. Unrealized holding gains on investment securities	—	—	—	—	485,081	—	485,081
Net income	—	—	—	3,090,566	—	—	3,090,566

Balance at December 31, 2006	336,327,773	1,681,896	5,403,650	7,266,004	424,487	(3,861)	14,772,176

Cumulative adjustment for accounting change	—	—	—	220,348	—	—	220,348

Adjusted balance at January 1, 2007	336,327,773	1,681,896	5,403,650	7,486,352	424,487	(3,861)	14,992,524

(Continued)

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock	Total stockholders’ equity
	Shares	Amount
	Korean Won (In millions, except share data)
Purchase of treasury stock	(77,084)	—	—	—	—	(6,247)	(6,247)
Reissuance of treasury stock Sale to market	102,345	—	60	—	—	8,152	8,212
Stock-based compensation	—	—	1,051	—	—	—	1,051
Cash dividends declared ((Won) 3,650 per share)	—	—	—	(1,227,597)	—	—	(1,227,597)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	1,509	—	1,509
b. Unrealized holding losses on investment securities	—	—	—	—	(558,982)	—	(558,982)
Net income	—	—	—	3,755,107	—	—	3,755,107

Balance at December 31, 2007	336,353,034	1,681,896	5,404,761	10,013,862	(132,986)	(1,956)	16,965,577

Balance at December 31, 2006	336,327,773	1,797,281	5,774,363	7,764,484	453,609	(4,125)	15,785,612
Cumulative adjustment for accounting change	—	—	—	235,465	—	—	235,465

Adjusted balance at January 1, 2007	336,327,773	1,797,281	5,774,363	7,999,949	453,609	(4,125)	16,021,077

Purchase of treasury stock	(77,084)	—	—	—	—	(6,676)	(6,676)
Reissuance of treasury stock Sale to market	102,345	—	64	—	—	8,711	8,775
Stock-based compensation	—	—	1,124	—	—	—	1,124
Cash dividends declared (US $ 3.90 per share)	—	—	—	(1,311,816)	—	—	(1,311,816)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	1,613	—	1,613
b. Unrealized holding losses on investment securities	—	—	—	—	(597,331)	—	(597,331)
Net income	—	—	—	4,012,724	—	—	4,012,724

Balance at December 31, 2007	336,353,034	1,797,281	5,775,551	10,700,857	(142,109)	(2,090)	18,129,490

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2005	2006	2007	2007
	Korean Won (In millions)			Translation into U.S. Dollars (Note 1) (In thousands)
Cash flows from operating activities:
Net income	2,716,197	3,090,566	3,755,107	4,012,724
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (reversal of provision for) credit losses	613,105	(99,926)	18,374	19,635
Depreciation and amortization	352,613	323,788	418,882	447,619
Accretion of discounts on finance debentures	59,118	172,279	272,511	291,207
Net loss (gain) on valuation of trading securities	12,918	(6,092)	47,890	51,175
Net gain on sales of trading securities	(37,101)	(9,165)	(24,656)	(26,348)
Net loss (gain) on valuation of derivatives	(123,950)	77,841	205,628	219,735
Net gain on transaction of derivatives	(80,032)	(309,179)	(71,265)	(76,153)
Net gain on sales of available-for-sale securities	(70,041)	(40,408)	(726,845)	(776,710)
Impairment losses on available-for-sale securities	22,188	48,020	50,467	53,930
Net loss (gain) on redemption of available-for-sale securities	6,013	(1,101)	(5,017)	(5,362)
Impairment losses on held-to maturities securities	—	—	8,067	8,621
Net loss (gain) on redemption of held-to-maturities securities	(2,977)	4	(6)	(6)
Income of equity method investments	(38,036)	(60,543)	(68,183)	(72,861)
Gain on sales of equity method investments	(7,748)	—	(143,893)	(153,765)
Net gain on other investments	(7,262)	(31,042)	(131,904)	(140,953)
Net loss on fair value hedge accounting	—	—	224	239
Net loss (gain) on sales of loans	(100,091)	(167)	455	486
Net gain on disposal of premises and equipment	(16,279)	(13,701)	(13,067)	(13,963)
Impairment loss on other assets	816	3,819	1,171	1,251
Non-cash stock compensation expense	36,760	19,191	7,513	8,028
Employee stock ownership plan	89,500	—	—	—
Minority interests in net income of consolidated subsidiaries	2,705	4,745	4,262	4,554
Net change in:
Trading assets	1,461,938	1,254,353	(3,007,514)	(3,213,842)
Accrued interest and dividend receivable	(189,630)	257,213	(96,737)	(103,374)
Deferred income tax assets	86,576	446,015	48,376	51,695
Income tax receivable	—	—	(471,317)	(503,651)
Other assets	116,840	(293,154)	(285,181)	(304,746)
Trading liabilities	(1,169,565)	96,159	588,721	629,110
Accrued interest payable	(184,745)	392,027	497,018	531,116
Deferred income tax liabilities	423	3	108,464	115,905
Other liabilities	1,110,012	(1,245,530)	817,536	873,623

Net cash provided by operating activities	4,660,265	4,076,015	1,805,081	1,928,919

Cash flows from investing activities:
Net change in restricted cash	(436,530)	(1,018,502)	(719,352)	(768,703)
Net change in interest-bearing deposits in other banks	60,693	90,259	356,124	380,556
Net change in call loans and securities purchased under resale agreements	1,275,724	(21,588)	110,869	118,475
Proceeds from sales of available-for-sale securities	4,347,505	7,741,645	10,571,122	11,296,347
Proceeds from maturities of available-for-sale securities	8,579,062	13,689,688	4,026,451	4,302,683

(Continued)

KOOKMIN BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

	2005	2006	2007	2007
	Korean Won (In millions)			Translation into U.S. Dollars (Note 1) (In thousands)
Purchases of available-for-sale securities	(10,998,289)	(20,272,330)	(13,672,668)	(14,610,673)
Proceeds from maturities, prepayments and calls of held-to-maturity securities	4,248,543	3,596,197	3,205,441	3,425,350
Purchases of held-to-maturity securities	(8,600,357)	(4,056,378)	(3,332,823)	(3,561,469)
Net change in venture capital securities	9,430	1,439	(7,811)	(8,347)
Net change in equity method investment	19,224	(34,950)	(60,884)	(65,060)
Net change in other investments	(57,799)	118,031	184,778	197,455
Proceeds from sales of subsidiaries	14,781	—	—	—
Net originations and repayments of loans	(1,513,359)	(14,094,982)	(21,891,140)	(23,392,968)
Proceeds from sales of loans	10,761	570	282,690	302,084
Proceeds from sales of premises and equipment	40,038	49,435	113,954	121,771
Payments for purchases of premises and equipment	(170,823)	(363,857)	(492,379)	(526,158)
Net change in security deposits	97,407	(5,832)	(144,981)	(154,928)

Net cash used in investing activities	(3,073,989)	(14,581,155)	(21,470,609)	(22,943,585)

Cash flows from financing activities:
Net increase (decrease) in non-interest bearing deposits	894,995	433,103	(667,229)	(713,004)
Net increase (decrease) in interest-bearing deposits	(1,375,324)	3,410,865	9,555,948	10,211,528
Net increase (decrease) in call money	601,958	(1,084,989)	625,945	668,887
Net increase (decrease) in secured borrowings	1,996,829	(643,700)	(1,147,732)	(1,226,472)
Net increase (decrease) in other borrowed funds	(3,453,377)	4,520,435	(3,123,966)	(3,338,284)
Proceeds from issuance of long-term debt	1,386,766	9,828,095	16,176,552	17,286,334
Repayment of long-term debt	(2,451,921)	(5,071,604)	(1,523,302)	(1,627,807)
Cash dividends paid to minority stockholders by subsidiaries	(1,536)	(1,536)	(1,534)	(1,640)
Proceeds from exercise of stock options	8,492	10,615	—	—
Payment for stock option exercise	—	—	(5,308)	(5,672)
Proceeds from reissuance of treasury stock	1,248,663	24,419	8,212	8,775
Purchases of treasury stock	—	(28,555)	(6,247)	(6,675)
Cash dividends paid on common stocks	(168,574)	(184,889)	(1,227,784)	(1,312,015)

Net cash provided by (used in) financing activities	(1,313,029)	11,212,259	18,663,555	19,943,955

Effect of exchange rate changes on cash	(5,227)	(18,143)	(2,082)	(2,226)

Net increase (decrease) in cash and cash equivalents	268,020	688,976	(1,004,055)	(1,072,937)
Cash and cash equivalents, beginning of year	2,817,522	3,085,542	3,774,518	4,033,466

Cash and cash equivalents, end of year	3,085,542	3,774,518	2,770,463	2,960,529

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	5,056,968	4,962,272	6,190,345	6,615,030
Cash paid during the year for income tax	145,485	1,476,113	1,277,979	1,365,654
Supplemental schedule of noncash investing and financing activities:
Bonds and securities received in connection with loan restructuring	677	879	1,687	1,803
Increase (decrease) in cumulative translation adjustments, net of tax	(11,116)	(4,043)	1,509	1,613
Increase (decrease) in unrealized gains on investment securities, net of tax	(155,355)	485,081	(558,982)	(597,331)

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

Kookmin Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Service Commission in accordance with the Structural Improvement of the Financial Industry Act, Kookmin Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, Kookmin Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001.

On September 30, 2003, Kookmin Bank acquired the remaining 25.22% outstanding minority interest in Kookmin Credit Card (“KCC”), previously a 74.78% owned subsidiary of Kookmin Bank, in order to maximize the synergies, efficiencies and competitiveness from combining operations of KCC into the credit card division of Kookmin Bank. The acquisition was effected through an exchange of shares at an exchange ratio of 1:0.442983, with the stockholders of KCC receiving 8,120,431 shares of Kookmin Bank common stock for 18,331,248 shares of KCC common stock exchanged. The acquisition of the minority interest in KCC was accounted for using the purchase method of accounting.

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

On March 11, 2008, Kookmin Bank acquired 95.8% of equity interest of Hannuri Investment & Securities Co., Ltd. (renamed as KB Investment & Securities Co., Ltd.) to engage in the brokerage business. For further details of the acquisition, see Note 37.

Kookmin Bank and its subsidiaries (collectively referred to as the “Bank”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. It is engaged in the trust business under the Trust Business Act and in the credit card business under the Specialized Credit Financial Business Act and other related laws. As of December 31, 2007, it operated through 1,205 domestic branches and offices and 4 overseas branches.

As of December 31, 2007, the Bank’s paid-in capital amounted to (Won)1,681,896 million and 55,868,485 of shares (16.6% of total shares issued) are listed on the New York Stock Exchange as American Depository Shares (“ADS”).

Risk and uncertainties

Although economic conditions in Korea have improved since the late 1990s, the Bank and its customers may continue to be affected by certain adverse economic conditions in Korea and the countries on which Korea heavily depends for its trade. The Bank expects economic conditions in the U.S. real estate and credit market to remain uncertain for the foreseeable future which could have adverse effects on the global and Korea economy as well as the Bank’s operations. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Bank. If these conditions have an adverse effect on the Bank, adjustments to the carrying amount of its loans and investments would be required, and such adjustments could be material to the consolidated financial statements.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the allowance for credit losses on loans and off-balance sheet credit instruments, investment securities, derivative financial instruments, deferred tax assets, financial instruments with no available market prices, goodwill and other intangibles.

Basis of presentation and consolidation

The consolidated financial statements include the accounts of Kookmin Bank and its subsidiaries which are generally controlled through a majority voting interest. The Bank also includes in its consolidated financial statements the accounts of the variable interest entities (“VIEs”) for which the Bank has been determined to be the primary beneficiary pursuant to the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003)- “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46(R)”).

The Bank accounts for investments in companies in which it owns a voting or economic interest of 20 to 50 percent and is not the primary beneficiary but has the ability to exercise significant influence over operating and financing decisions using the equity method of accounting. These investments are reported in “Other securities” under “Investments” and the Bank’s proportionate share of income or loss of the equity method investees and gains and losses realized on disposition of investments are reported in “Net gain (loss) on investments.”

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

The consolidated financial statements are presented in accordance with U.S. GAAP. All material inter-company transactions and balances have been eliminated in consolidation.

Business combination

Since the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 141- “Business Combinations,” the Bank accounts for business combinations using the purchase method. Identifiable intangible assets acquired in a business combination are separately valued and recognized on the balance sheet if they meet certain requirements. The excess of the cost of the acquired entity over the net amounts assigned to assets acquired and liabilities assumed is recognized as an asset referred to as “Goodwill”. Results of operations of the acquired business are included in the consolidated statements of income from the date of acquisition.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the exchange rate prevailing on the balance sheet date, with resulting gains and losses included in the consolidated statements of income. Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction and the relating gains and losses from the settlement of foreign currency transactions are recognized in the consolidated statements of income.

Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the Korean Won. Assets and liabilities of foreign branches and subsidiaries are recorded and reported in the accompanying consolidated balance sheets using the period-end exchange rates. Income and expense of foreign branches and subsidiaries are recorded and reported in the consolidated statement of income using the average rates for the relevant periods. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive income (loss), net of tax. Gains and losses arising from the translation of available-for-sale securities denominated in foreign currencies are also recorded as a component of accumulated other comprehensive income (loss), net of tax.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, cash items in the process of collection, highly liquid securities and interest-earning deposits with original maturities at the time of purchase of 90 days or less, other than those used for trading purposes.

Securities purchased under agreement to resell and securities sold under agreement to repurchase

The Bank enters into short-term purchases of securities under agreements to resell (“Resale agreements”) and sales of securities under agreements to repurchase (“Repurchase agreements”) of substantially identical securities. Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively, when control over the related securities has not been surrendered by the transferor and are recorded at the amount at which the securities were acquired or sold. When control over the related securities has been surrendered by the transferor, the Bank accounts for its resale agreements as purchases of securities with related forward commitments to resell and accounts for its repurchase agreements as sales of securities with related forward commitments to repurchase. It is the Bank’s policy to take possession of securities under agreements to resell. The Bank minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counterparty and collateral value, and requiring the counterparty to deposit additional collateral with the Bank when deemed necessary.

Trading assets and liabilities, including derivatives

Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. The Bank recognizes changes in the fair value of trading positions as they occur in “Net trading revenue”.

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

All derivatives, whether designated for hedging relationships or not, are recorded on the consolidated balance sheet at fair value. If the derivative is designated as a fair value hedge of fixed rate assets or liabilities, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in current earnings. Hedge ineffectiveness is reflected in the current earnings as well. Fair value hedges are used to limit the Bank’s exposure to total changes in the fair value of its interest-bearing liabilities that are due to interest rate or foreign exchange volatility. Fair value hedges of the Bank mainly include hedges of fixed rate debentures.

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

If hedge relationships are terminated, hedge designations are removed, or if forecasted transactions are no longer expected to occur, hedge accounting treatment is not applied prospectively and the related hedging derivatives would be transferred to trading assets and liabilities. In such cases, the changes in the fair value or cash flows of the hedged item that are attributable to the risk being hedged will not be offset and the fair value changes in the hedging derivatives are recognized immediately in current earnings.

The Bank’s designated fair value hedges consisted primarily of interest rate swaps designated as fair value hedges. When applying fair value hedging accounting as prescribed by SFAS No. 133- “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137- “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of SFAS No. 133”, and by SFAS No. 138- “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (collectively referred to as “SFAS No. 133”), the Bank uses standard statistical methods of regression to determine if the results of the changes in value of the hedging derivative and the hedged item meet SFAS No. 133 criteria for a highly effective hedge accounting relationship.

Certain types of the Bank’s hedge relationships have qualified as hedges under the short-cut method. The short-cut method assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in fair value or cash flow that are attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Under the short-cut method, among other requirements, the critical terms of the derivative instrument and the hedged item should be initially the same and subsequently stay the same throughout the hedge’s life to support the ongoing application of hedge accounting. Non-trading derivatives that do not qualify for hedge accounting include interest rate swaps that are entered in order to hedge interest rate risks.

Investments in equity securities and debt securities

Equity securities with readily determinable fair values are recorded on a trade-date basis and are accounted for at fair value. Dividend income on these securities is recorded in “Interest and dividend income”. Those purchased with the intention of recognizing short-term profits are included in “Trading assets” at fair value. Marketable equity securities not classified as trading are designated as available-for-sale securities and are carried at fair value with unrealized gains and losses, net of income tax, reflected in accumulated other comprehensive income (loss). Realized gains and losses on the sales of equity securities are determined using the moving average method.

Debt securities are recorded on a trade-date basis. Debt securities for which the Bank has the positive ability and intent to hold until maturity are classified as held- to-maturity securities and recorded at amortized cost and adjusted for accretion or amortization of discounts and premiums, respectively. Debt securities that the Bank purchases for short-term appreciation or other trading purposes are carried at fair value and classified as short-term investments which are included in “Trading assets.” Debt securities not classified as held-to-maturity or trading are designated as available-for-sale and carried at market value with unrealized gains and losses, net of income tax, reflected in accumulated other comprehensive income (loss). Interest earned on debt securities, including amortization of premiums and accretion of discounts based on the effective interest rate method, is included in “Interest and dividend income” and realized gains and losses from the sale of debt securities, which are included in “Net gain (loss) on investments,” are determined on a specific security basis.

Management evaluates investments in a loss position for other-than temporary impairment. Declines in fair value of individual available-for-sale securities and held-to-maturity securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors considered in determining whether such declines in value are other than temporary include the length of time and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer, the status of the security, the Bank’s intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the conditions of the Korean and overseas economies. Management continues to closely monitor and evaluate these securities for impairment that is other than temporary.

Unrealized losses for other than temporary impairment on debt and equity securities are recognized in current period earnings under “Net loss on investments”.

Venture capital securities

KB Investment Co., Ltd., one of the Bank’s subsidiaries, engages exclusively in venture capital activities. Venture capital investments are not within the scope of SFAS No. 115- “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”) and are subject to specialized industry accounting principles for investment companies. Venture capital investments are recorded as “Venture capital securities” under “Investments” and are carried at fair value with net changes in fair value recognized in “Net gain on investments.” The fair values of publicly-traded securities held by this subsidiary are generally based on quoted market prices. Securities that are held by this subsidiary that are not publicly traded are initially recorded at cost, which is deemed to approximate the fair value as of the acquisition date. Subsequent to that date, management estimates the fair value based on investee transactions with unaffiliated parties, management’s review of the investee’s financial results and condition or the latest obtainable net asset value of the investees.

Non-marketable or restricted equity securities

Certain equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year are recorded using the cost method. The cost method is used for those investments in which the Bank does not have significant influence over the investees, and under this method, there is no change to the cost basis unless there is other than temporary decline in value. If the decline is determined to be other than temporary, the Bank writes down the cost basis of the investment to a new cost basis that represents realizable value. Those equity securities are recorded as “Other securities” under “Investments” and the amount of write-down is included in earnings under “Net loss on investments” and dividend income earned on these securities is recorded in “Interest and dividend income”.

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

Securities received by the Bank under a debt restructuring or settlement are recorded at fair value of the security at the date of restructuring or settlement. Any difference between the fair value of the security and the net carrying amount of the loan is recorded as a direct charge-off or recovery on the loan, as appropriate, through the allowance for loan losses.

Loans held-for-sale

Loans held-for-sale are loans that the Bank has the intent to sell in the foreseeable future. The Bank’s loans held-for-sale include residential mortgage loans and are carried at the lower of aggregate cost or market value as determined on an aggregate basis. Loans held-for-sale are included in “Other assets” and gains and losses on the sales of loans are determined using the specific-identification method and included in “Other non-interest income (expenses)”.

Allowance for loan losses

The allowance for loan losses is based on management’s continuing review and evaluation of the loan portfolio and is management’s best estimate of probable losses incurred as of the balance sheet date. The determination of the adequacy of the allowance for loan losses hinges on various judgments and assumptions, including but not necessarily limited to, management’s assessment of potential losses on individual loans, domestic and international economic conditions, loan portfolio composition, transfer risks and prior loan loss experience. The allowance for loan losses is charged against income as provision for loan losses. The aggregate allowance for loan losses is increased by amounts charged to the provisions for loan losses, net of charge-offs, and recoveries as a result of cash collections from charged-off accounts.

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

A commercial loan is considered as impaired when, after consideration of current information and events, it is probable that the Bank will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. Generally, the Bank considers the following types of loans to be impaired:

•	Loans classified as “substandard” or below according to the Financial Services Commission’s asset classification guidelines;

•	Loans that are 30 days or more past due;

•	Loans to companies that have received a warning from the Korean Federation of Banks, indicating that the Bank has exhibited difficulties in making timely payments of principal and interest;

•	Loans which are “troubled debt restructurings” under U.S. GAAP.

Once a loan has been identified as individually impaired, impairment is measured in accordance with SFAS No. 114- “Accounting by Creditors for Impairment of a Loan” as amended by SFAS No. 118- “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures an Amendment of SFAS No. 114”. The Bank’s measurement of an impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in impaired loans exceeds the present value of payments expected to be received, a specific allowance is established as a component of allowance for loan losses.

The Bank performs periodic and systematic detailed reviews of its lending portfolio to identify credit risks and to assess the overall collectibility of those portfolios. The allowance for homogeneous pools of commercial and consumer loans, and other loans, which are not specifically identified as impaired, is established through a process that begins with estimates of probable losses inherent in the portfolio. These estimates are based on various analyses, including the Bank’s historical delinquency and loan loss experience, and adjusted for qualitative factors, such as the current economic conditions in which the Bank operates as well as current lending policies and procedures.

Non-performing loans include loans that are 90 days or more past due on principal or interest, or where reasonable doubt exists as to timely collection, including loans that are individually identified as being impaired, and troubled debt restructurings. The Bank also classifies loans as non-performing when the borrower enters into a status of default, liquidation, bankruptcy or business discontinuance.

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

Foreclosed assets

Foreclosed assets are comprised of any assets seized or property acquired through a loan foreclosure proceeding or acceptance of a deed in lieu of loan foreclosure. These assets are initially recorded at fair value at the date of acquisition. After acquisition, such assets are carried at the lower of their carrying amounts or fair values as determined by their estimated public auction price, net of selling costs. An impairment assessment is made where there is an indication that the carrying amount may not be recoverable. Foreclosed assets are reported in “Other assets”.

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

Loan and securities provided as collateral

The Bank pledges loans as collateral for certain borrowings. These borrowings are structured as transfers of loans through asset securitization, which are retained on the consolidated balance sheets, as the Bank retains control of the assets transferred. The Bank also pledges securities as collateral for transactions on repurchase agreements, derivatives contracts, borrowings from the Bank of Korea and other borrowings structured as a transfer of securities through asset securitizations. The Bank retains control of the securities and retains them on the consolidated balance sheets. Securities pledged cannot be sold or re-pledged by the Bank. However, the Bank has the right to substitute the collateral provided that this is not to the detriment of the counterparties.

Premises and equipment

Premises, equipment and furniture and leasehold improvements are stated at cost less accumulated depreciation. Depreciation of buildings is computed on a straight-line basis over the estimated useful lives of the assets. Depreciation of equipment and furniture is computed on a declining balance basis over the useful lives of the assets, or the term of the lease, if shorter, in the case of leasehold improvements. Gains or losses on disposals of premises and equipment are determined by reference to their carrying amount and are reported in “Other non-interest income (expenses).” Maintenance and repairs are charged to expense as incurred.

The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and furniture	3-6 years
Leasehold improvements	1-5 years

Goodwill and other intangible assets

Under the provisions of SFAS No. 142- “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which sets forth the accounting for goodwill and intangible assets subsequent to their acquisition, goodwill is no longer amortized. SFAS No. 142 requires that goodwill be allocated to the reporting unit level, which the Bank defines as an operating segment or one level below. SFAS No. 142 also requires that goodwill and other intangible assets be tested for impairment at the reporting unit level at least annually or more frequently, if events or circumstances indicate a potential impairment.

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

The Bank has finite-lived intangible assets including core deposit intangibles, credit card relationship intangibles and capitalized software. Core deposit intangibles reflect the estimated fair value of the acquired demand deposits and savings deposits, which the Bank can expect to maintain for an extended period of time because of generally stable customer relationships. Credit card relationship intangibles reflect the estimated fair value of the credit card relationships acquired from which the Bank expects to derive future benefits over the estimated lives of such relationships. Both the core deposit intangibles and the credit card relationship intangibles are amortized on an accelerated basis over their useful lives in proportion to the estimated run-off of depositors and credit card customers, respectively. The estimated useful lives of the core deposit intangible and the credit card relationship intangibles range from six to ten years. Capitalized software is amortized over its estimated useful life ranging from four to five years. The Bank had no indefinite-lived intangible assets as of December 31, 2006 and 2007.

Impairment of long-lived assets and other intangible assets

The Bank reviews its long-lived assets, including identifiable intangibles with definite lives in accordance with SFAS No. 144- “Accounting for the Impairment or Disposal of Long-Lived Assets” for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Such circumstances include significant or sustained declines in revenues or earnings and material adverse changes in the economic climate. The carrying amount of an intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of such asset. For assets which the Bank intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. For assets which the Bank intends to sell, a loss is recognized for the amount that the estimated fair value, less cost to sell, is less than the carrying value of the assets.

Fair value of financial instruments

SFAS No. 107- “Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information for financial instruments, whether or not recognized in the consolidated balance sheets, where it is practicable to estimate such value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Generally, for assets that are reported at fair value, the Bank uses quoted market prices or internal valuation models to estimate their fair value. These models incorporate inputs such as forward yield curves, market volatilities and pricing spreads, utilizing market-based inputs where readily available. The degree of management judgment involved in estimating the fair value of a financial instrument or other asset is dependent on the availability of quoted market prices or observable market value inputs. For financial instruments that are actively traded in the marketplace or whose values are based on readily available market value data, little judgment is necessary when estimating the instrument’s fair value. When observable market prices and data are not readily available, significant management judgment is often necessary to estimate the fair value. In those cases, different assumptions could result in significant changes in valuation.

The estimated fair value amounts for 2006 and 2007 have been measured as of year-end, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different from the amounts reported at year-end. The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts are detailed in Note 29.

Stock-based compensation

The Bank has various stock-based employee compensation plans, which are described in detail in Note 28. Prior to January 1, 2003, the Bank accounted for its various stock-based employee compensation plans using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25- “Accounting for Stock Issued to Employees” and related Interpretations (“APB No. 25”). The compensation expense was calculated by multiplying the number of shares underlying the option by the difference between the market value of the underlying shares on the measurement date and the exercise price. The compensation expense was recognized over the service (vesting) period.

Effective January 1, 2003, the Bank adopted the fair value recognition provisions of SFAS No. 123- “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and selected the modified prospective method of adoption under the provisions of SFAS No. 148- “Accounting for Stock-Based Compensation -Transition and Disclosure.” Under SFAS No. 123, the compensation expense is determined using option pricing models intended to estimate the fair value of the stock options at the grant date. The compensation expense is recognized over the service (vesting) period with a corresponding credit to additional paid-in capital.

On January 1, 2006, the Bank adopted SFAS No. 123(R) (revised 2004)- “Share-Based Payment,” under the modified-prospective application. SFAS No. 123(R) requires companies to measure compensation expense for stock options and other share-based payments based on the instruments’ grant date fair value, and to record expense based on that fair value. In connection with the adoption of SFAS No. 123(R), the Bank recorded (Won)1,687 million as a cumulative effect of an accounting change in the consolidated income statement of 2006.

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

Income tax

The Bank accounts for income taxes in accordance with SFAS No. 109- “Accounting for Income Taxes” as interpreted by FASB Interpretation No. 48 (“FIN 48”), which prescribe two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

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

In July 2006, the FASB issued FASB Interpretation No. 48- “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”, which set outs a consistent framework to use to determine the appropriate level of tax reserve for uncertain tax positions. This interpretation uses two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likely to be realized. The difference between the benefit recognized for a position in accordance with this FIN 48 and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

The Bank adopted FIN 48 effective January 1, 2007, and the adoption resulted in an increase of the beginning balance of retained earnings as of January 1, 2007 by (Won)220,348 million. Additionally, in connection with the adoption of FIN 48, the Bank elected to classify interest and penalties related to tax positions as a component of income tax expense. See Note 25 to the consolidated financial statements for further details of the Bank’s provision and related income tax assets and liabilities.

Earnings per share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding in each period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding during each period and dilutive common equivalent shares representing the weighted average dilutive effect of the Bank’s stock options outstanding during each period. Dilutive potential common shares are calculated using the “treasury stock” method.

Comprehensive income

The Bank records unrealized gains and losses on investment securities and foreign currency translation adjustments in “Accumulated other comprehensive income (loss), net of tax.” Gains and losses on investment securities are reclassified to net income or loss as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income or loss at the time of the charge. Translation gains or losses on foreign currencies translation adjustments are reclassified to net income or loss upon the sale or liquidation of investment in foreign operations.

United States dollar amounts

The Bank operates primarily in Korea and its official accounting records are maintained in Korean Won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of (Won)935.80 to U.S.$1.00, the U.S. Federal Reserve Bank of New York noon buying exchange rate in effect at December 31, 2007. Such convenience translation into US dollars should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

2. Recently Issued Accounting Pronouncements

SFAS No. 157- “Fair Value Measurements”

On September 15, 2006, the FASB issued SFAS No. 157- “Fair Value Measurements” which enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS No. 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure on the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for the Bank’s fiscal year beginning January 1, 2008, and requires that cumulative effect of the adoption be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. The Bank is currently evaluating the impact of adopting SFAS No.157 on the Bank’s consolidated financial condition, operating results and cash flows.

SFAS No. 159- “The Fair Value Option for Financial Assets and Financial Liabilities”

The FASB has issued SFAS No. 159- “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing companies to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, companies that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the company’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. SFAS No. 159 is effective for the Bank’s fiscal year beginning January 1, 2008, and requires that cumulative effect of the adoption be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. The Bank is currently evaluating the impact of adopting SFAS No. 159 on the Bank’s consolidated financial condition, operating results and cash flows.

FASB Staff Position FIN 39-1- “Amendment of FASB Interpretation No. 39- Offsetting of Amounts Related to Certain Contracts”

In April 2007, the FASB issued FASB Staff Position (“FSP”) No. FIN 39-1- “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). FSP FIN 39-1 amends certain provisions of FIN 39- “Offsetting of

Amounts Related to Certain Contracts,” and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Bank is currently evaluating the impact of adopting FSP FIN 39-1, but does not expect that it will have a significant impact on the Bank’s consolidated financial condition and results of operations.

Emerging Issues Task Force 06-11- “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”

On June 27, 2007, the FASB ratified the Emerging Issues Task Force (“EITF”) consensus on Issue No. 06-11- “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). Effective January 1, 2008, EITF 06-11 requires on a prospective basis that the tax benefit related to dividend equivalents paid on restricted stock and restricted stock units which are expected to vest be recorded as an increase to additional paid-in capital. The Bank is currently evaluating the impact of adopting EITF 06-11 on the Bank’s financial condition, results of operations and cash flows.

Statement Of Position 07-1- “Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” and FSP FIN 46R-7- “Application of FIN 46R to Investment Companies”

In July 2007, the AICPA issued Statement of Position 07-1- “Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”), which was expected to be effective for fiscal years beginning on or after December 15, 2007. However, in February 2008, the FASB delayed the effective date indefinitely by issuing an FSP SOP 07-1-1- “Effective Date of AICPA Statement of Position 07-1”. SOP 07-1 sets forth more stringent criteria for qualifying as an investment company than does of the predecessor audit guide. In addition, SOP 07-1 establishes new criteria for a parent company or equity method investor to retain investment company accounting in their consolidated financial statements. Investment companies record all their investments at fair value with changes in value reflected in earnings.

In May 2007, the FASB issued FSP FIN 46R-7- “Application of FIN 46R to Investment Companies” (“FSP FIN 46R-7”) which amends FASB Interpretation No. 46 (revised December 2003)- “Consolidation of Variable Interest Entities (“FIN 46R”) to make permanent the temporary deferral of the application of FIN 46R to entities within the scope of the revised audit guide under SOP 07-1. FSP FIN 46R-7 is effective upon adoption of SOP 07-1.

In February 2008, the FASB issued FSP SOP 07-1-1 which delays indefinitely the effective date of SOP 07-1. The delay is intended to allow the FASB staff time to consider a number of significant issues relating to the implementation of SOP 07-1. As a result, the FASB also determined that early adoption of SOP 07-1 would be prohibited.

Staff Accounting Bulletin No. 109- “Written Loan Commitments Recorded at Fair Value Through Earnings”

On November 5, 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 109- “Written Loan Commitments Recorded at Fair Value Through Earnings” (“SAB 109”). SAB 109 requires that the expected net future cash flows related to servicing of a loan be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The adoption of SAB 109 is on a prospective basis and effective for the Corporation’s loan commitments measured at fair value through earnings which are issued or modified after January 1, 2008. The Bank is currently evaluating the impact of adopting SAB 109, but does not expect that it will have a significant impact on the Bank’s financial condition, results of operations and cash flows.

SFAS No. 141(R)- “Business Combinations”

On December 4, 2007, the FASB issued SFAS No. 141- “Business Combinations”. SFAS 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS No. 141R requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS No. 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS No. 141R is effective for new acquisitions consummated on or after January 1, 2009 and early adoption is not permitted. The Bank is currently evaluating the impact of adopting SFAS No.141R on the Bank’s consolidated financial condition, operating results and cash flows.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

On December 4, 2007, the FASB issued SFAS No. 160- “Noncontrolling Interests in Consolidated Financial Statements”. SFAS No. 160 requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the consolidated financial statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS No. 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for the Bank’s financial statements for the year beginning on January 1, 2009 and earlier adoption is not permitted. The Bank is currently evaluating the impact of adopting SFAS No.160 on the Bank’s consolidated financial condition, operating results and cash flows.

FSP FAS 140-3- “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”

On February 20, 2008, the FASB issued FSP FAS 140-3- “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of this FSP is to provide implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions. Current practice records the transfer as a sale and the repurchase agreement as a financing. The FSP FAS 140-3 requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase agreement’s price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset. The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another. The FSP FAS 140-3 is effective on January 1, 2009. Early adoption is prohibited. The Bank is currently evaluating the impact of adopting FSP FAS 140-3 on the Bank’s consolidated financial condition, operating results and cash flows.

SFAS No. 161- “Disclosures about Derivative Instruments and Hedging Activities”

In March 2008, FASB issued SFAS No.161- “Disclosures about Derivative Instruments and Hedging Activities”, which modified the existing disclosure requirements in FASB No. 133- “Accounting for Derivative Instruments and Hedging Activities”. FASB No. 161 enhances disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. FASB No. 161 requires enhanced disclosures on (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FASB No.161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Also, SFAS No.161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Bank is currently evaluating the impact of adopting SFAS No.161 on the Bank’s consolidated financial condition, operating results and cash flows.

FSP FAS 142-3-“Determination of the Useful Life of Intangible Assets”

On April 25, 2008, the FASB issued FSP FAS 142-3-“Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142-“Goodwill and Other Intangible Assets”. The objective of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No.142 and the period of expected cash flows to measure the fair value of an asset under SFAS No. 141R- “Business Combinations”, and other U.S. generally accepted accounting principle. The FSP FAS 142-3 is effective on January 1, 2009 and early adoption is prohibited. The Bank is currently evaluating the impact of adopting FSP FAS 142-3 on the Bank’s consolidated financial condition, operating results and cash flows.

3. Transactions with Korea Asset Management Corporation

Prior to 1999, the Bank sold certain non-performing loans to the Korea Asset Management Corporation (“KAMCO”). KAMCO was established to purchase, manage and dispose of non-performing assets in the Korean financial market for the purpose of restoring soundness to the Korean financial market. The sales agreements contain a recourse obligation under which KAMCO can obligate the Bank to repurchase the related loans at the original sales price. The recourse obligation has no expiration date. As of December 31, 2006, the balance of loans for which the Bank has a recourse obligation was (Won)4,253 million and the Bank recorded a liability of (Won)49 million, which is reported in “Other liabilities”. The liabilities represent the Bank’s estimated obligation to repurchase the loans under the recourse obligation. During 2007, KAMCO collected on these loans with recourse obligations, thereby eliminating the Bank’s recourse liabilities at December 31, 2007.

4. Restricted Cash

The following table presents restricted cash as of December 31:

(In millions of Won)	2006	2007
Reserve deposits with the Bank of Korea	3,270,250	3,985,903
Other	6,894	10,593

Total restricted cash	3,277,144	3,996,496

Reserve deposits with the Bank of Korea (“BOK”) represent amounts required under the General Banking Act for payment of deposits.

5. Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

(In millions of Won)	2006	2007
Call loans (1)	1,236,881	1,626,607
Securities purchased under resale or similar arrangements (2)	501,000	1,500

Total	1,737,881	1,628,107

(1)

Call loans are short-term lending among banks and financial institutions, with maturities of 90 days or less for call loans in won currency and 30 days or less for call loans in foreign currencies. Typically, call loans have maturities of one day.

(2)	The Bank enters into short-term purchases of securities under agreements to resell substantially identical securities and classified these agreements as secured lending transactions.

6. Trading Assets and Liabilities

The trading assets and liabilities, at fair value, consisted of the following as of December 31:

(In millions of Won)	2006	2007
Trading assets:
Debt securities:
Korean treasury and government agencies	477,929	1,054,780
Financial institutions	1,951,106	3,667,185
Corporate	—	31,603
Asset-backed securities	—	1,140
Equity securities	145,321	249,712

Total debt and equity securities	2,574,356	5,004,420

Foreign exchange spot contracts	443	1,922
Derivative instruments:
Foreign exchange derivatives	967,796	1,129,583
Interest rate derivatives	175,969	390,584
Equity derivatives	25,842	62,419
Credit derivatives	—	4
Commodity derivatives	—	3,280
Other	—	2,106

Total derivative instruments and foreign exchange spot contracts	1,170,050	1,589,898

Total trading assets	3,744,406	6,594,318

Trading liabilities:
Foreign exchange spot contracts	266	1,815
Derivative instruments:
Foreign exchange derivatives	957,986	1,046,075
Interest rate derivatives	218,518	624,713
Equity derivatives	46,412	134,161
Commodity derivatives	—	3,185
Other	—	1,973

Total trading liabilities	1,223,182	1,811,922

7. Net Trading Revenue

The following table presents net trading revenue for the years ended December 31:

(In millions of Won)	2005	2006	2007
Debt securities	(34,634)	25,049	(86,438)
Equity securities	58,817	(9,792)	63,204
Foreign exchange spot contracts	64,125	16,523	198,329
Derivative instruments	203,982	231,338	(134,363)

Total net trading revenue	292,290	263,118	40,732

For the years ended December 31, 2005, 2006 and 2007, net unrealized holding losses on trading securities of (Won)12,918 million, net unrealized holding gains of (Won)6,092 million and net unrealized holding losses of (Won)47,890 million, respectively, were included in net trading revenue.

8. Investments

Investments as of December 31, 2006 and 2007 consisted of the following:

(In millions of Won)	2006	2007
Available-for-sale securities	13,648,442	12,828,324
Held-to-maturity securities	10,962,767	11,058,309
Venture capital securities (1)	79,220	97,494
Other securities (2)	657,570	700,395

Total investments	25,347,999	24,684,522

(1)	Securities held by KB Investment Co., Ltd., a subsidiary engaged in venture capital activities.
(2)	Other securities comprised of equity securities without readily determinable fair values or with sales restrictions exceeding one year, and investments accounted for under the equity method.

As of December 31, 2006, the amortized cost and fair value of the Bank’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

(In millions of Won)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:
Debt securities:
Korean treasury and government agencies	3,716,833	526	(9,442)	3,707,917
Corporate	573,422	19,946	(4,433)	588,935
Financial institutions	8,197,862	1,287	(15,396)	8,183,753
Foreign governments	8,996	130	—	9,126
Asset-backed securities	152,461	—	(515)	151,946

Sub-total	12,649,574	21,889	(29,786)	12,641,677
Marketable equity securities	377,885	674,634	(45,754)	1,006,765

Total available-for-sale securities	13,027,459	696,523	(75,540)	13,648,442

Held-to-maturity securities:
Debt securities:
Korean treasury and government agencies	8,316,408	46,654	(92,059)	8,271,003
Corporate	214,534	43	(2,498)	212,079
Financial institutions	2,226,856	551	(13,125)	2,214,282
Asset-backed securities	204,969	37	(1,999)	203,007

Total held-to-maturity securities	10,962,767	47,285	(109,681)	10,900,371

As of December 31, 2007, the amortized cost and fair value of the Bank’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

(In millions of Won)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:
Debt securities:
Korean treasury and government agencies	4,196,501	218	(65,981)	4,130,738
Corporate	684,568	16,002	(1,946)	698,624
Financial institutions	7,715,233	4,608	(78,293)	7,641,548
Foreign governments	8,994	455	—	9,449
Asset-backed securities	43,386	—	(199)	43,187

Sub-total	12,648,682	21,283	(146,419)	12,523,546
Marketable equity securities	293,357	25,020	(13,599)	304,778

Total available-for-sale securities	12,942,039	46,303	(160,018)	12,828,324

Held-to-maturity securities:
Debt securities:
Korean treasury and government agencies	8,601,058	7,226	(298,416)	8,309,868
Corporate	194,166	—	(7,802)	186,364
Financial institutions	1,972,086	46	(58,863)	1,913,269
Asset-backed securities	290,999	13	(2,765)	288,247

Total held-to-maturity securities	11,058,309	7,285	(367,846)	10,697,748

The Bank of Korea and the Korea Development Bank (“KDB”) are both financial institutions owned and controlled by the Korean government. The fair value of available-for-sale debt securities from financial institutions included (Won)5,739,156 million and (Won)4,210,561 million as of December 31, 2006 and 2007, respectively, which were issued by BOK and KDB. The amortized cost of held-to-maturity debt securities from financial institutions included (Won)2,041,842 million and (Won)518,240 million as of December 31, 2006 and 2007, respectively, which were issued by BOK and KDB.

During 2007, there was a decline in the fair value of the Bank’s asset-backed securities portfolio, specifically asset-backed Collateralized Debt Obligations(“CDOs”) as a result of deteriorating conditions in the U.S. subprime/credit market. The Bank’s total exposure to asset backed CDOs at December 31, 2007 was (Won)42,123 million. Due to the deterioration of U.S. credit market, the fair value of the securities declined. Accordingly, the Bank wrote down (Won)10,771 million of asset-backed CDOs and charged the losses to current operations in 2007 as the Bank considered the losses to be other-than-temporary. The Bank expects conditions in credit markets in the U.S. to remain uncertain for the foreseeable future. Therefore, continued deterioration in the U.S. credit markets could adversely affect the fair value of the asset-backed securities held by the Bank.

For the years ended December 31, 2005, 2006 and 2007, the total impairment losses recognized on available-for-sale securities were (Won)22,188 million, (Won)48,020 million and (Won)50,467 million, respectively, where decreases in fair value were deemed to be other-than-temporary. With respect to the held-to-maturity securities, the Bank recognized (Won)8,067 million of the impairment losses for the year ended December 31, 2007. For the years ended December 31, 2005 and 2006, no impairment losses were recognized on held-to-maturity securities.

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

The following table summarizes the gross unrealized losses and fair value of investment securities aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2007:

	December 31, 2007
	Less than 12 months		12 months or longer		Total
(In millions of Won)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale securities
Debt securities:
Korean treasury and government agencies	3,292,328	(65,981)	—	—	3,292,328	(65,981)
Corporate	105,643	(1,946)	—	—	105,643	(1,946)
Financial institutions	5,306,825	(78,293)	—	—	5,306,825	(78,293)
Asset-backed securities	9,706	(199)	—	—	9,706	(199)
Marketable equity securities	270,866	(13,599)	—	—	270,866	(13,599)

Total available-for-sale securities	8,985,368	(160,018)	—	—	8,985,368	(160,018)

Held-to-maturity securities
Debt securities:
Korean treasury and government agencies	3,536,738	(109,347)	4,365,858	(189,069)	7,902,596	(298,416)
Corporate	66,143	(3,414)	115,531	(4,388)	181,674	(7,802)
Financial institutions	1,526,052	(42,081)	333,319	(16,782)	1,859,371	(58,863)
Asset-backed securities	103,963	(2,026)	154,257	(739)	258,220	(2,765)

Total held-to-maturity securities	5,232,896	(156,868)	4,968,965	(210,978)	10,201,861	(367,846)

Total temporary impaired securities	14,218,264	(316,886)	4,968,965	(210,978)	19,187,229	(527,.864)

As of December 31, 2006 and 2007, the cost of debt and equity securities exceeded their fair value by (Won)185,221 million and (Won)527,864 million, respectively. The unrealized losses on these securities are not considered to be other-than temporary because the unrealized losses resulted mainly from changes in the current market conditions and do not affect the expected cash flows of the underlying collateral or issuer. The Bank has the ability and intent to hold these securities for a period of time sufficient to recover from the unrealized losses. Accordingly, the Bank’s management has determined that the decline in fair value of the above investment securities is considered temporary in nature.

For the years ended December 31, 2005, 2006 and 2007, the Bank recognized net gains on venture capital securities and other investments of (Won)15,010 million, (Won)31,042 million and (Won)275,797 million, respectively.

For the years ended December 31, 2005, 2006 and 2007, proceeds from sales and maturities of available-for-sale securities amounted to (Won)12,926,567 million, (Won)21,431,333 million and (Won)14,597,573 million, respectively. Gross realized gains amounted to (Won)161,388 million, (Won)85,496 million and (Won)752,858 million, and gross realized losses amounted to (Won)97,360 million, (Won)43,987 million and (Won)20,996 million for the years ended December 31, 2005, 2006 and 2007, respectively.

For the year ended December 31, 2007, the Bank disposed of 13,244,159 shares of LG Card Co., Ltd. accounted for as available-for-sales securities and 357,000 shares of ING Life Insurance Company accounted for under the equity method. With respect to the sale of these investments, the Bank recognized gain on disposal of investments amounting to (Won)657,872 million and (Won)143,893 million, respectively, and recorded the amounts as “Net gain on investments” in the consolidated income statements.

The expected maturity distribution of the amortized cost and estimated fair value of the Bank’s available-for-sale and held-to-maturity debt securities at December 31, 2007 by contractual maturity are shown in the table below. The actual maturities may differ from the expected maturities or contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale debt securities		Held-to-maturity debt securities
(In millions of Won)	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	3,292,585	3,292,461	1,684,051	1,676,613
Due after one year through five years	9,107,491	8,989,017	6,709,007	6,509,827
Due after five years through ten years	207,601	201,604	2,641,436	2,488,575
Due after ten years	16,495	15,580	10,000	8,921
Securities not due at a single maturity date	24,510	24,884	13,815	13,812

Total	12,648,682	12,523,546	11,058,309	10,697,748

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

In accordance with FIN No. 46(R), the Bank has consolidated all VIEs for which the Bank was determined to be the primary beneficiary. The following table represents the carrying amount of assets held by VIEs as of December 31, 2006 and 2007, which have been consolidated by the Bank:

(In millions of Won)	2006	2007
Investments	1,301,499	405,793
Loans (net of allowance for loan losses of (Won)888,658 million and (Won)543,752 million as of December 31, 2006 and 2007, respectively)	988,914	1,023,535
Other assets	799,524	714,750

Total	3,089,937	2,144,078

The total assets consolidated by the Bank at December 31, 2006 and 2007 included (Won)2,319,051 million and (Won)1,920,629 million, respectively, of structured transactions where the Bank packaged and securitized assets, (Won)711,606 million and (Won)151,812 million, respectively, related to investment trusts that hold investments on behalf of the Bank, and (Won)59,280 million and (Won)71,637 million, respectively, related to Guaranteed Fixed Rate Money Trusts constructed by the Bank.

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

The following table presents, by type of VIE, the total assets and maximum exposure to loss as a result of the involvement in significant VIEs, which have not been consolidated at December 31, 2006 and 2007:

	2006		2007
(In millions of Won)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)
Asset-backed securitization of non-performing loans	1,093,913	2,788	1,436,807	1,927
VIEs created for structured financing	26,938,820	3,762,418	16,870,864	5,218,066
Liquidity provided to VIEs	3,116,390	2,249,377	2,352,581	1,521,864
Investment trusts	4,004,527	3,398,846	4,262,010	3,748,364
Others	9,593,057	224,098	8,554,001	135,782

Total	44,746,707	9,637,527	33,476,263	10,626,003

(1)	Represents the carrying amount of equity interests and debt interests held by the Bank or guarantees provided by the Bank as of December 31, 2006 and 2007.

10. Loans

The composition of the loan portfolio as of December 31, 2006 and 2007 was as follows:

(In millions of Won)	2006	2007
Domestic
Commercial:
Commercial and industrial (1)	48,182,828	60,944,632
Construction	6,504,446	8,843,237
Other commercial (2)	1,408,645	1,797,202
Consumer:
Mortgage and home equity	63,982,344	65,819,452
Credit cards	8,954,910	10,428,935
Other consumer (3)	21,588,997	23,019,866
Foreign	780,866	1,335,466

Gross loans (4)(5)(6)	151,403,036	172,188,790
Deferred origination costs, net	280,904	396,270
Less: Allowance for loan losses	(2,468,378)	(1,864,029)

Total loans, net	149,215,562	170,721,031

(1)	Commercial and industrial loans include (Won)400,011 million and (Won)314,437 million of loans to the Korean government and government related agencies as of December 31, 2006 and 2007, respectively.
(2)	Other commercial loans include bills bought in foreign currency and overdrafts.
(3)	Other consumer loans include personal overdrafts and loans with principal due at maturity.
(4)	Total loans on non-accrual status amounted to (Won)6,290,699 million and (Won)4,876,274 million as of December 31, 2006 and 2007, respectively.
(5)	The total investment in loans past due one day or more still accruing interest amounted to (Won)748,498 million and (Won)332,067 million as of December 31, 2006 and 2007, respectively.
(6)	Total pledged loans amounted to (Won)658,855 million and (Won)307,476 million as of December 31, 2006 and 2007, respectively (See Note 31).

For the years ended December 31, 2005, 2006 and 2007, the Bank received equity securities having a fair market value of (Won)52,665 million, (Won)879 million and (Won)1,687 million, respectively, through the restructuring of 16, 14 and 16 loans, respectively, having an aggregate book value of (Won)134,394 million, (Won)4,083 million and (Won)15,670 million, respectively. The Bank recognized aggregate charge-offs of (Won)81,952 million, (Won)3,217 million and (Won)13,983 million in 2005, 2006 and 2007, respectively, related to these transactions.

Korea Housing Finance Corporation (“KHFC”), a government owned entity, which was established on March 1, 2004 in accordance with the Korea Housing Finance Corporation Act, has developed a new mortgage loan sale scheme to provide opportunity for long-term investment and to stimulate the domestic housing market. Under the new scheme, the Bank entered into a mortgage loan sale and servicing agreement with KHFC, and underwrites mortgage loans at fixed interest rates and transfers them to KHFC within a short period of time after origination. These loans are written with the intention of transfer to KHFC and have an average contractual maturity of 20 years. These loans are transferred at their carrying value and the Bank retains no risk, but retains various servicing responsibilities with regard to the collection and administration of the loans, as well as servicing rights, and receives servicing fees in return.

The Bank sold mortgage loans with an aggregate principal balance of (Won)125,476 million and (Won)454,060 million to KHFC and recognized (Won)3,515 million and (Won)4,466 million of servicing fee income for the years ended December 31, 2006 and 2007, respectively. In relation to these transactions, the Bank recorded loans held for sale as of December 31, 2006 and 2007 amounting to (Won)30,042 million and (Won)92,929 million, respectively, which are included “Other assets” (See Note 12).

The table below sets forth information on the Bank’s impaired loans as of December 31, 2005, 2006 and 2007. Impaired loans are those on which the Bank believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan.

(In millions of Won)	2005	2006	2007
Impaired loans with an allowance	3,231,343	2,505,050	1,712,769
Impaired loans without an allowance	139,637	178,565	87,658

Total impaired loans	3,370,980	2,683,615	1,800,427

Allowance for impaired loans	1,530,909	1,386,802	953,825
Average balance of impaired loans during the year	4,119,600	3,295,033	2,305,596
Interest income recognized on impaired loans during the year (1)(2)	194,310	185,336	139,297

(1)

Had the impaired loans performed in accordance with their original terms, additional interest income of (Won)126,877 million, (Won)73,544 million and (Won)83,504 million would have been recorded in 2005, 2006 and 2007, respectively.

(2)	Of these amounts, (Won)50,523 million, (Won)32,482 million and (Won)16,731 million as of December 31, 2005, 2006 and 2007, respectively, relate to troubled debt restructurings.

The net carrying amount of foreclosed assets amounted to (Won)330 million and nil as of December 31, 2006 and 2007, respectively, and are included in “Other assets” (See Note 12).

As discussed in Note 1, adverse economic conditions in the Korean economy may continue to have a negative effect on debtors of the Bank. The Bank owns investment securities of, and has loans outstanding to, a number of Korean companies that have experienced financial difficulties. The ultimate collectibility of these amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential continuation of adverse trends or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the reserve for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Bank’s consolidated financial statements.

The table below summarizes the changes in the allowance for credit losses for the years ended December 31:

	2005			2006
(In millions of Won)	Loans	Off-balance sheet credit instruments (1)	Total	Loans	Off-balance sheet credit instruments (1)	Total
Allowance at January 1,	4,461,435	58,347	4,519,782	3,212,012	238,764	3,450,776
Provision for (reversal of provision for) credit losses	432,688	180,417	613,105	(195,140)	95,214	(99,926)
Charge-offs	(2,257,431)	—	(2,257,431)	(1,334,709)	—	(1,334,709)
Recoveries	575,682	—	575,682	786,443	—	786,443
Other	(362)	—	(362)	(228)	(300)	(528)

Allowance at December 31,	3,212,012	238,764	3,450,776	2,468,378	333,678	2,802,056

	2007
(In millions of Won)	Loans	Off-balance sheet credit instruments (1)	Total
Allowance at January 1,	2,468,378	333,678	2,802,056
Provision for (Reversal of provision for) credit losses	108,764	(90,390)	18,374
Charge-offs	(1,346,570)	—	(1,346,570)
Recoveries	632,694	—	632,694
Other	763	97	860

Allowance at December 31,	1,864,029	243,385	2,107,414

(1)	The allowance for off-balance sheet credit instruments is included in “Other liabilities”.

11. Premises and Equipment

Premises and equipment, net as of December 31, 2006 and 2007 consisted of the following:

(In millions of Won)	2006	2007
Land	515,392	531,233
Buildings	956,332	918,183
Equipment and furniture	1,533,406	1,547,158
Leasehold improvements	244,779	301,684
Construction in progress	1,297	3,448

Total	3,251,206	3,301,706
Less: Accumulated depreciation	(1,639,227)	(1,642,127)

Premises and equipment, net	1,611,979	1,659,579

The Bank incurred depreciation expense on its buildings, equipment and furniture and leasehold improvements of (Won)256,741 million, (Won)228,970 million and (Won)341,039 million for the years ended December 31, 2005, 2006 and 2007, respectively.

12. Other Assets

Other assets as of December 31, 2006 and 2007 consisted of the following:

(In millions of Won)	2006	2007
Accounts receivable	115,413	241,162
Payments in advance	7,896	21,757
Deferred tax assets, net	177,928	50,124
Prepaid expenses	83,424	102,680
Prepaid income tax	2,269	610
Foreclosed assets, net (1)	330	—
Loans held-for-sale	30,042	92,929
Fair value hedge derivatives	636	394
Income tax receivable	—	804,723
Others	235,395	326,448

Total	653,333	1,640,827

(1)	Net of valuation reserve of (Won)169 million as of December 31, 2006

13. Goodwill and Other Intangible Assets

The following table presents goodwill as of December 31, 2006 and 2007 allocated to each of the Bank’s business segments, as defined in Note 35:

(In millions of Won)	2006	2007
Corporate Banking	145,985	145,985
Credit Card Operations	248,472	248,472

Total	394,457	394,457

As of December 31, 2007, the outstanding balances of goodwill, which resulted from the respective mergers with Korea Long Term Credit Bank and Kookmin Credit Card (See Note 1), are (Won)162,205 million and (Won)232,252 million, respectively. There were no goodwill impairment charges recorded for the years ended December 31, 2005, 2006 and 2007.

There were no indefinite-lived intangible assets for any of the periods presented. Other intangible assets, which are subject to amortization, primarily include core deposit and credit card relationship intangibles, as well as capitalized software costs. The gross carrying amount and accumulated amortization related to other intangible assets as of December 31, 2006 and 2007 are presented below.

	December 31, 2006			December 31, 2007
(In millions of Won)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Core deposit intangible	397,836	(316,465)	81,371	397,836	(352,250)	45,586
Credit card relationship intangible (1)	131,876	(126,643)	5,233	131,876	(131,876)	—
Credit card relationship intangible (2)	75,000	(39,900)	35,100	75,000	(48,075)	26,925
Capitalized software costs	138,392	(78,208)	60,184	186,821	(78,256)	108,565
Other	24,502	(21,098)	3,404	26,165	(23,771)	2,394

Total	767,606	(582,314)	185,292	817,698	(634,228)	183,470

(1)	Recognized with respect to the merger of H&CB
(2)	Recognized with respect to the merger of KCC

The aggregate amortization expenses of other intangible assets in 2005, 2006 and 2007 were (Won)95,872 million, (Won)94,818 million and (Won)77,843 million, respectively, and are included in “Depreciation and amortization” in the consolidated statements of income. The amortization expenses related to other intangible assets for their remaining useful lives are expected to be (Won)71,405 million, (Won)57,453 million, (Won)30,923 million, (Won)17,768 million and (Won)3,243 million for 2008, 2009, 2010, 2011 and 2012, respectively.

14. Deposits

Deposits as of December 31, 2006 and 2007 were as follows:

(In millions of Won)	2006	2007	Weighted average rate paid for 2007
Interest-bearing deposits:
Time deposits	62,696,100	67,235,317	4.40%
Savings deposits	44,520,037	43,245,825	0.84%
Certificate of deposits	9,534,701	17,551,643	5.19%
Mutual installment deposits	7,676,670	6,012,302	3.35%
Interest-bearing demand deposits	767,530	714,501	2.15%

Total interest bearing deposits	125,195,038	134,759,588	3.25%
Non interest bearing deposits:
Demand deposits	4,344,967	3,678,043

Total deposits	129,540,005	138,437,631	3.17%

In accordance with the Bank of Korea Act, banks are required to reserve 0% to 5% of deposits to the Bank of Korea based on customers’ deposits, which is recorded as a restricted cash and cash equivalent in the consolidated balance sheet (See Note 4).

The scheduled contractual maturities of time deposits, certificates of deposit and mutual installment deposits as of December 31, 2007 were as follows:

(In millions of Won)
2008	81,880,719
2009	3,883,755
2010	1,514,509
2011	470,534
2012	438,727
Thereafter	2,611,018

Total	90,799,262

The Korea Deposit Insurance Corporation (“KDIC”) provides deposit insurance up to a total of (Won)50 million per depositor in each bank pursuant to the Depositor Protection Act for deposits maturing after January 1, 2001, regardless of the placement date of the deposit. For the insurance covered by KDIC, the Bank pays a premium of 0.2% of the average deposits which amounted to (Won)221,797 million, (Won)217,502 million and (Won)213,155 million in 2005, 2006 and 2007, respectively.

15. Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2006 and 2007 is presented below.

	2006		2007
(In millions of Won)	Outstanding balance	Weighted average interest rate	Outstanding balance	Weighted average interest rate
Kookmin Bank
Borrowings from the Bank of Korea	681,965	2.30%	488,139	2.97%
Borrowings in foreign currencies	1,892,081	4.32%	1,796,265	5.19%
Borrowings from trust accounts managed by the Bank	1,266,518	4.08%	1,411,089	4.55%
Debentures in Won	6,313,953	4.54%	3,535,327	4.89%
Other borrowings	462,479	6.15%	506,378	6.77%

Subtotal	10,616,996	4.31%	7,737,198	4.86%

Subsidiaries
Borrowings from other financial institutions	10,310	2.70%	39,020	1.45%

Total other borrowed funds	10,627,306	4.30%	7,776,218	4.84%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year.

16. Secured Borrowings

The Bank transferred certain non-performing loans and investment securities to SPEs, which in turn issued beneficial interests collateralized by such loans. In addition, KCC, one of the Bank’s majority-owned subsidiaries, transferred credit card loans and revolving assets to SPEs prior to its merger with the Bank. These transactions did not meet the conditions for a sale under SFAS No. 140 and have been accounted for as secured borrowings. As a result, the loans and securities collateralizing these borrowings are included in “Loans” and “Available-for-sale securities” or “Held-to-maturity securities,” respectively, and the beneficial interests issued by the SPEs, which paid interest at rates of 5.11% to 7.02% per annum as of December 31, 2007, are included in “Secured borrowings.”

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

The components of the secured borrowings and related collateral as of December 31, 2006 were as follows:

	2006
	Maturity	Secured borrowings	Collateral
(In millions of Won)			Loans	Securities
KB 7th ABS Specialty Co., Ltd. 4.87%-5.35% senior collaterized bond obligation	2007-2008	162,000	114,275	—
FN Star 4th ABS Specialty Co., Ltd. 5.72% senior collaterized bond obligation	2007	13,000	—	—
FN Star 5th ABS Specialty Co., Ltd. 5.08%-5.66% senior collaterized bond obligation	2007-2009	13,000	—	—
KCC 13th ABS Specialty Co., Ltd. 6.17% senior collaterized bond obligation	2007	232,400	544,580	—
Other 3.40%-5.13% securities sold under repurchase agreement	2007-2008	7,042,455	—	7,070,657

Gross secured borrowings		7,462,855	658,855	7,070,657
Discount		(207)	—	—

Total secured borrowings, net		7,462,648	658,855	7,070,657

The components of the secured borrowings and related collateral as of December 31, 2007 were as follows:

	2007
	Maturity	Secured borrowings	Collateral
(In millions of Won)			Loans	Securities
KB 8th ABS Specialty Co., Ltd. 5.11%-5.23% senior collaterized bond obligation	2008-2009	93,000	25,457	—
KB 9th ABS Specialty Co., Ltd. 5.24%-5.66% senior collaterized bond obligation	2008-2009	106,000	81,191	—
Prince DCM Co., Ltd. 5.74% commercial papers	2008	90,000	89,152	—
Chungla Vivaldi Co., Ltd. 7.02% commercial papers	2008	74,000	73,852	—
Daejeon-Seonambu Halla Vivaldi Co., Ltd. 5.73% commercial papers	2008	37,900	37,824	—
Other 3.65%-6.50% securities sold under repurchase agreement	2008	5,914,230	—	7,100,192

Gross secured borrowings		6,315,130	307,476	7,100,192
Discount		(214)	—	—

Total secured borrowings, net		6,314,916	307,476	7,100,192

Secured borrowings maturity schedule

The combined aggregate amounts of all secured borrowings by contractual maturities as of December 31, 2007 were as follows:

(In millions of Won)
Due in 2008	6,257,130
Due in 2009	58,000
Due in 2010	—
Due in 2011	—
Due in 2012	—
Thereafter	—

Gross secured borrowings	6,315,130
Discount	(214)

Total secured borrowings, net	6,314,916

17. Long-term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) as of December 31, 2006 and 2007:

(In millions of Won)	Interest rate	Maturity	2006	2007
Senior
Kookmin Bank
Won currency
Notes payable to Ministry of Finance and Economy	3.88%~5.00%	2008~2023	175,422	142,097
Notes payable to Korea Development Bank	2.00%~4.39%	2008~2016	4,379	19,238
Notes payable to other government funds	1.50%~8.00%	2008~2022	383,589	525,771
Notes payable to Industrial Bank of Korea	3.75%~4.59%	2008~2015	76,646	53,187
Floating rate finance debentures (1)	5.23%~9.20%	2008~2017	893,929	1,480,239
Finance debentures	3.18%~8.15%	2008~2022	7,607,823	20,010,761
Other notes payable	1.20%~5.40%	2008~2057	1,180,478	1,312,597

Subtotal			10,322,266	23,543,890

Foreign currency
Floating rate finance debentures (1)	1.00%~6.42%	2008~2012	1,964,851	2,633,463
Finance debentures	—	—	472,054	—
Floating rate notes payable (1)	0.97%~5.89%	2008~2012	818,431	1,560,503
Other notes payable	1.07%~5.55%	2008	251,422	1,101,756

Subtotal			3,506,758	5,295,722

Subsidiaries
Finance debentures	1.00%	2008~2009	—	150
Borrowings from other financial institutions in Won	3.00%~4.00%	2019~2027	76,718	75,788
Borrowings from Small and Medium Company Promotion Fund	1.05%~1.15%	2016~2017	3,896	3,322

Subtotal			80,614	79,260

Subordinated
Kookmin Bank
Won currency
Finance debentures	4.19%~15.02%	2008-2033	7,765,444	7,390,391

Gross long-term debt			21,675,082	36,309,263
Discount			(244)	(2,343)

Total long-term debt, net			21,674,838	36,306,920

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2007.

Long-term debt is predominately denominated in Won, U.S. dollars and Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the three-month or six-month London Inter-bank Offered Rate (“LIBOR”) and the monthly Public Fund Prime Rate published by the Korean government and are reset on a monthly, quarterly and semi-annual basis. The weighted-average interest rates for long-term debt were 5.28 % and 5.49% as of December 31, 2006 and 2007, respectively.

Debt maturity schedule

The combined aggregate amounts of all long-term debt by contractual maturities as of December 31, 2007 were as follows:

(In millions of Won)
Due in 2008	10,412,928
Due in 2009	7,567,183
Due in 2010	8,346,896
Due in 2011	1,202,507
Due in 2012	4,173,665
Thereafter	4,606,084

Gross long-term debt	36,309,263
Discount	(2,343)

Total long-term debt, net	36,306,920

18. Other Liabilities

Other liabilities as of December 31, 2006 and 2007 were comprised of the following:

(In millions of Won)	2006	2007
Accrued severance benefits	208,286	237,756
Accrued expenses	184,599	235,114
Accounts payable	468,482	836,925
Unearned income	120,907	159,410
Tax withholdings and income tax payable	558,563	864,773
Guarantee deposits received	91,035	106,253
Deferred tax liabilities	177,317	108,463
Fair value hedge derivatives	—	14,803
Due to agencies	171,024	363,757
Allowance for losses on off-balance sheet credit instruments	333,678	243,385
Payments received on behalf of government and others	151,216	281,428
Others	709,291	501,315

Total	3,174,398	3,953,382

19. Non-interest Income

The components of non-interest income for the years ended December 31, 2005, 2006 and 2007 were as follows:

(In millions of Won)	2005	2006	2007
Trust fees, net	145,813	155,657	159,175

Other fees and commission income:
Commissions received on fund management	184,054	175,115	124,656
Commissions and fees received for brokerage and agency activities	148,675	259,320	488,439
Commissions received on credit cards	810,706	884,293	976,434
Commissions received in remittance	23,498	19,214	14,168
Commissions received on cash dispenser service	90,337	89,369	83,111
Commissions received on letters of credit	46,605	44,511	45,578
Bancassurance fees received	133,973	154,689	188,186
Other	437,943	508,119	503,500

Subtotal	1,875,791	2,134,630	2,424,072

Net trading revenue	292,290	263,118	40,732

Net gain (loss) on investments:
Debt securities	(43,404)	(52,474)	(55,807)
Equity securities	126,257	106,502	797,324
Other	15,010	31,042	275,797

Subtotal	97,863	85,070	1,017,314

Other non-interest income:
Gain on sale of loans	100,710	181	3,485
Other	331,543	240,954	368,079

Subtotal	432,253	241,135	371,564

Total non-interest income	2,844,010	2,879,610	4,012,857

20. Non-interest Expenses

The components of non-interest expenses for the years ended December 31, 2005, 2006 and 2007 were as follows:

(In millions of Won)	2005	2006	2007
Salaries and employee benefits:
Salaries and other benefits	2,062,279	1,891,597	2,096,258
Provision for accrued severance benefits	130,673	162,237	183,569

Subtotal	2,192,952	2,053,834	2,279,827

Depreciation and amortization:
Depreciation on premises and equipment	256,741	228,970	341,039
Amortization of other intangible assets	95,872	94,818	77,843

Subtotal	352,613	323,788	418,882

Other administrative expenses	628,132	770,548	835,720

Credit card fees:
Commissions paid on credit cards	187,031	238,269	337,496
Commissions paid on troubled credit cards	746	646	721

Subtotal	187,777	238,915	338,217

Other fees and commissions:
Insurance fees on deposits to KDIC	221,797	217,502	213,155
Contribution to guarantee funds	169,431	206,398	268,435
Commissions on overdue loans	3,273	57	—
Other	130,155	229,894	246,959

Subtotal	524,656	653,851	728,549

Other non-interest expenses:
Loss on sale of loans	619	14	3,940
Loss on disposition of assets	4,304	1,994	1,697
Tax expenses other than income tax	99,501	106,599	117,042
Other	323,170	372,673	409,700

Subtotal	427,594	481,280	532,379

Total non-interest expenses	4,313,724	4,522,216	5,133,574

21. Common Stock

Capital stock

The Bank has 1,000 million authorized shares of common stock with (Won)5,000 par value, of which 336,379,116 shares were issued as of December 31, 2006 and 2007, and 336,327,773 (net of 51,343 treasury shares) and 336,353,034 (net of 26,082 treasury shares) shares were outstanding as of December 31, 2006 and 2007, respectively.

Treasury stock

Treasury stock transactions are recorded at cost. The changes in the treasury stock of the Bank for the years ended December 31, 2005, 2006 and 2007 were as follows:

Description	Shares increase	Shares decrease	Net changes
Shares at January 1, 2005			29,881,209

2005	—	29,663,274	(29,663,274)
2006	368,798	535,390	(166,592)
2007	77,084	102,345	(25,261)

Shares at December 31, 2007			26,082

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

In 2007, the Bank purchased 77,084 shares and sold 102,345 shares through a private equity fund.

Employee Stock Ownership Plan

On July 26, 2002, the Board of Directors made a resolution to establish an Employee Stock Ownership Plan (the “ESOP”) for the welfare of employees. In accordance with the ESOP, the Bank acquired 3,000,000 shares of treasury stock in 2002, and the Bank contributed 1,000,000 shares in 2003 and 2,000,000 shares in 2005 to the Employee Stock Ownership Association (the “ESOA”). The fair value of shares contributed to the ESOA amounting to (Won)89,500 million in 2005 was charged to compensation expense, as the Bank does not have control over the ESOA.

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

22. Retained Earnings

Korean regulations require the Bank to appropriate retained earnings for certain purposes. Appropriated and unappropriated retained earnings as of December 31, 2006 and 2007 were as follows:

(In millions of Won)	2006	2007
Appropriated retained earnings:
Legal reserve	826,640	1,073,940
Reserve for financial structure improvement	55,600	55,600
Other statutory reserves	3,669	4,453
Unappropriated retained earnings	6,380,095	8,879,869

Total	7,266,004	10,013,862

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

As of December 31, 2006 and 2007, total balances of accumulated restricted retained earnings were (Won)885,909 million and (Won)1,133,993 million, respectively.

Dividends

Dividends payable to the equity stockholders are based on the unappropriated retained earnings available for distribution, which is defined in Korean Commercial Law, as reported in Kookmin Bank’s non-consolidated financial statements prepared in accordance with Korean GAAP. Hence, the unappropriated retained earnings available for dividend distribution in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to the equity stockholders. Further, dividends are declared and paid in Korean Won. As of December 31, 2006 and 2007, in its Korean GAAP non-consolidated financial statements, Kookmin Bank has reported unappropriated retained earnings of (Won)5,384,913 million and (Won)6,662,763 million, respectively.

With respect to unappropriated retained earnings available for the payment of dividends as of December 31, 2005 and 2006, on March 24, 2006 and March 23, 2007, the stockholders approved the payment of a cash dividend of 11% and 73%, to stockholders of record as of December 31, 2005 and 2006, respectively, and cash dividends amounting to (Won)184,889 million and (Won)1,227,784 million were paid on March 29, 2006 and March 28, 2007, respectively.

23. Components of Accumulated Other Comprehensive Income (Loss)

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2005, 2006 and 2007, the non-owner equity changes were composed of foreign currency translation adjustments and unrealized gains and losses on investment securities, net of taxes. Below are the components of accumulated other comprehensive income (loss) and the related tax effects for the years ended December 31, 2005, 2006 and 2007.

(in millions of Won)	Foreign currency translation adjustments	Net unrealized gains (losses) on investment securities	Accumulated other comprehensive income (loss), net
Balance, January 1, 2005	(28,322)	138,242	109,920
Foreign currency translation adjustments, net of tax benefit of (Won)4,216 million	(11,116)	—	(11,116)
Unrealized holding losses on investment securities, net of tax benefit of (Won)35,722 million	—	(97,208)	(97,208)
Less: Reclassification adjustment for gains included in net income, net of tax benefit of (Won)22,056 million	—	(58,147)	(58,147)

Current period change	(11,116)	(155,355)	(166,471)

Balance, December 31, 2005	(39,438)	(17,113)	(56,551)

Foreign currency translation adjustments, net of tax benefit of (Won)1,534 million	(4,043)	—	(4,043)
Unrealized holding gains on investment securities, net of tax expense of (Won)179,543 million	—	475,664	475,664
Less: Reclassification adjustment for losses included in net income, net of tax expense of (Won)3,115 million	—	9,417	9,417

Current period change	(4,043)	485,081	481,038

Balance, December 31, 2006	(43,481)	467,968	424,487

Foreign currency translation adjustments, net of tax expense of (Won)572 million	1,509	—	1,509
Unrealized holding losses on investment securities, net of tax benefit of (Won)23,743 million	—	(63,890)	(63,890)
Less: Reclassification adjustment for gains included in net income, net of tax benefit of (Won)187,777 million	—	(495,092)	(495,092)

Current period change	1,509	(558,982)	(557,473)

Balance, December 31, 2007	(41,972)	(91,014)	(132,986)

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

Total capital consists of two tiers of capital. Tier 1 Capital includes common stockholders’ equity, retained profits, legal reserves and minority interests, less intangible assets and other adjustments. Tier 2 Capital consists of the allowance for credit losses up to 1.25 percent of risk-weighted assets, limited amounts of subordinated debt and other adjustments. Under the capital adequacy guidelines, banking institutions with international operations are required to maintain a minimum 8% total risk-based capital ratio, the ratio of total risk-adjusted capital divided by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%.

The capital ratios are calculated based on the Bank’s consolidated balance sheets prepared in accordance with Korean GAAP which may vary in certain significant respects from U.S. GAAP. In the event the Bank does not maintain a consolidated capital adequacy ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio of the Bank. Management of the Bank believes that the Bank met all capital adequacy requirements to which it is subject as of December 31, 2006 and 2007. However, events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy could adversely affect future earnings and consequently, the Bank’s ability to meet its future capital requirements.

The following capital ratios are calculated in accordance with and as defined by the FSS guideline, which is materially consistent with BIS guidelines and the Bank’s consolidated financial statements prepared in accordance with Korean GAAP which may vary in certain significant respects from U.S. GAAP as of December 31:

(In millions of Won, except capital ratios)	2006	2007
Tier 1 capital	13,328,719	15,156,619
Tier 2 capital	6,059,724	4,858,274
Less: Investment in non-consolidated equity investees, and others (1)	(637,292)	(380,658)

Total risk-adjusted capital	18,751,151	19,634,235

Risk-Weighted Assets
On-balance sheet assets	127,229,327	148,631,471
Off-balance sheet assets	4,855,832	6,517,082

Total risk-weighted assets	132,085,159	155,148,553

Total assets (2)	420,944,888	498,893,111
Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	10.09	9.77
Tier 2 capital ratio (%)	4.59	3.13

Capital adequacy ratio (%)	14.20	12.66

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

Capital ratios of the Bank in accordance with these regulatory reporting requirements and the Bank’s consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from U.S. GAAP as of December 31, 2006 and 2007 were as follows:

(In millions of Won, except capital ratios)	2006	2007
Tier 1 capital	13,328,719	15,156,619
Tier 2 capital (1)	5,422,432	4,477,616

Total risk-adjusted capital	18,751,151	19,634,235

Risk-Weighted Assets
Risk-weighted assets for credit risk	130,784,341	153,901,710
Risk-weighted assets for market risk	1,589,137	1,697,125

Total risk-weighted assets	132,373,478	155,598,835

Total assets (2)	420,944,888	498,893,111
Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	10.07	9.74
Tier 2 capital ratio (%)	4.10	2.88

Capital adequacy ratio (%)	14.17	12.62

(1)	Equity investees engaged in banking and financial activities of which the Bank owns more than 15% are deducted from directly Tier 2, pursuant to the guidelines of the FSS.
(2)	Total assets include off-balance sheet items.

25. Income Tax

The components of income tax expense for the years ended December 31, 2005, 2006 and 2007 were as follows:

	For the years ended December 31,
(In millions of Won)	2005	2006	2007
National tax:
Current	920,655	888,078	1,116,885
Deferred	79,090	405,471	142,582
Tax benefits recognized under FIN 48	—	—	(162,710)

Total national income tax expense	999,745	1,293,549	1,096,757
Local tax:
Current	92,066	88,808	111,689
Deferred	7,909	40,547	14,258
Tax benefits recognized under FIN48	—	—	(16,271)

Total local income tax expense	99,975	129,355	109,676

Total income tax expense	1,099,720	1,422,904	1,206,433

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

Income tax is calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Income tax on the operating profit differs from the theoretical amount that would arise at the statutory tax rate of the home country of the parent as follows:

(In millions of Won)	2005	2006	2007
Income from continuing operations for the years ended December 31,	3,818,622	4,519,902	4,965,802

Statutory tax rates	27.5%	27.5%	27.5%

Prima facie tax calculated at a statutory tax rate	1,050,121	1,242,973	1,365,596
Income not assessable for tax purposes	(13,904)	(26,613)	(16,288)
Expenses not deductible for tax purposes	74,694	27,065	22,142
Taxation on outside basis	2,367	682	31,947
Adjustment for overseas tax rates	(1,614)	2,028	3,962
Decrease in valuation allowance	(9,515)	(8,612)	(16,991)
Korean government tax assessment	—	189,509	(178,981)
Others	(2,429)	(4,128)	(4,954)

Income tax expense	1,099,720	1,422,904	1,206,433

Effective tax rate	28.8%	31.5%	24.3%

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets (“DTA”) and deferred income tax liabilities (“DTL”) as of December 31, 2006 and 2007 were as follows:

(In millions of Won)	2006	2007
Deferred income tax assets:
Other liabilities	187,173	174,498
Valuation of trading assets	4,333	2,566
Valuation of investments	315,599	216,809
Valuation of available-for-sale securities	—	34,203
Premises and equipment	177,423	183,652
Long-term debt	13,485	63,780
Other temporary differences	16,811	16,248
Net operating loss	36,609	19,080

Total gross deferred income tax assets	751,433	710,836

Less: Valuation allowance	(115,013)	(98,022)

Deferred income tax assets	636,420	612,814

Deferred income tax liabilities:
Allowance for loan losses	286,378	421,321
Valuation of available-for-sale securities	177,317	—
Accrued interest and dividend receivable	125,081	135,293
Other assets	39,713	94,770
Other temporary differences	7,320	19,769

Total gross deferred income tax liabilities	635,809	671,153

Net deferred income tax assets (liabilities), including other comprehensive income (“OCI”) related DTA (DTL)	611	(58,339)

Less: Net OCI related DTA (DTL)	(160,824)	50,124

Net deferred income tax assets (liabilities), excluding net OCI related DTA (DTL)	161,435	(108,463)

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether certain subsidiaries will generate sufficient profits to offset their tax losses in 2006 and 2007. Accordingly, a valuation allowance totaling (Won)115,013 million and (Won)98,022 million as of December 2006 and 2007, respectively, was recognized for deferred income tax assets related to net operating loss carryforwards (“NOLs”) and temporary differences that may not be realized. The decrease of the valuation allowance in 2007 was principally due to the decrease of net operating loss carryforwards.

As of December 31, 2007, the Bank, including its subsidiaries had (Won)69,382 million of NOLs. These losses are expected to expire in the periods from 2008 to 2012.

As discussed in Note 1 to the consolidated financial statements, the Bank has adopted FIN 48 effective January 1, 2007. Upon adoption at January 1, 2007, the Bank increased retained earnings by (Won)220,348 million.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2007 in the following table:

(In millions of Won)	Amount
Total unrecognized tax benefits at January 1, 2007	70,766
Amount of increase for current year’s tax position	11,545
Gross amount of increases for prior years’ tax position	739
Gross amount of decreases for prior years’ tax position	(56,781)

Total unrecognized tax benefits at December 31, 2007	26,269

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and effective tax rate. As of December 31, 2007 and January 1, 2007, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate are (Won)13,603 million and (Won)58,655 million, respectively.

In 2007, the National Tax Service completed their regular examination of the Bank’s income tax returns for the years 2002 through 2005, and as a result of the tax audit, the Bank received (Won)189,509 million of tax assessments in May 2007 and received an additional tax assessment of (Won)292,337 million in July 2007. Most of these tax assessments related to disallowed tax deductions for loan loss provisions of credit card receivables. The Bank’s management believes that the Bank’s tax deductions for the loan loss provision of credit card receivables was appropriate and appealed the assessment to the National Tax Tribunal. Final judgment of the appeals may result in changes of future income tax expense and benefit. However, the Bank does not expect any changes in unrecognized tax benefits would have a material impact on income tax expense during the next 12 months. The Bank’s major tax jurisdiction is the Republic of Korea, and as of December 31, 2007, all tax years subsequent to 2005 remain open to examination.

The Bank’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of FIN 48, the Bank has total gross accrual for interest and penalties of (Won)244,062 million and (Won)71,650 million as of December 31, 2007 and January 1, 2007, respectively. During 2007, the Bank recognized income tax benefit related to interest and penalties of (Won)29,012 million and (Won)143,400 million, respectively.

26. Earnings Per Share (“EPS”)

The following table is a summary of the computation of earnings per share for the years ended December 31:

(In millions of Won, except share data)	2005	2006	2007
Income before cumulative effect of a change in accounting principle	2,716,197	3,092,253	3,755,107
Cumulative effect of a change in accounting principle	—	(1,687)	—

Net income available to common stockholders for basic EPS	2,716,197	3,090,566	3,755,107
Net income available to common stockholders for diluted EPS	2,716,197	3,090,566	3,755,107
Weighted average common shares outstanding applicable to basic EPS (In thousands)	322,786	336,351	336,346
Dilutive effect of stock options	162	2	—

Adjusted weighted average common shares outstanding applicable to diluted EPS (In thousands)	322,948	336,353	336,346

Basic earning per share:
Income before cumulative effect of a change in accounting principle	8,415	9,194	11,164
Cumulative effect of a change in accounting principle	—	(5)	—

Net income	8,415	9,189	11,164

Diluted earning per share:
Income before cumulative effect of a change in accounting principle	8,411	9,193	11,164
Cumulative effect of a change in accounting principle	—	(5)	—

Net income	8,411	9,188	11,164

Stock options excluded from the computation of diluted earnings per share, due to their anti-dilutive effect, totaled 2,094,986 and nil and nil in 2005, 2006 and 2007, respectively.

27. Employee Severance Plan

Employees with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rates of pay at the time of termination (the “severance plan”). Under the Korean National Pension Fund Law, the Bank was required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. Additionally, the Bank contributes voluntarily a certain percentage of employee severance benefits to a severance insurance deposit account (“Severance Insurance Deposit”) maintained for the benefit of employees at an insurance company. The Bank has no additional liability once the amount has been contributed; thus the Bank deducts contributions made to the National Pension Fund and the Severance Insurance Deposit from its accrued employee severance plan obligations. The compensation cost of employees’ severance benefit is recognized based on the vested benefits to which the employees are entitled if they separate immediately.

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Severance plan payments include the amount for such withdrawal. Total interim severance payments made by the Bank were (Won)10,768 million, (Won)11,851 million and (Won)14,638 million in 2005, 2006 and 2007, respectively.

In addition to regular termination benefits, the Bank recognized special termination benefits of (Won)255,615 million, (Won)9,184 million and (Won)8,735 million to 2,198, 64 and 61 employees, respectively, who accepted early retirement for the years ended December 31, 2005, 2006 and 2007, respectively.

The Bank accrued severance benefits of (Won)130,673 million, (Won)162,237 million and (Won)183,569 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Accrued employee severance plan obligations included in “Other liabilities” as of December 31 were as follows:

(In millions of Won)	2006	2007
Balance at beginning of the year	397,030	548,969
Severance benefit	162,237	183,569
Plan payments	(10,298)	(16,349)

	548,969	716,189
Less: Balance of payments remaining with National Pension Fund and Severance Insurance Deposit	(340,683)	(478,433)

Balance at end of the year	208,286	237,756

The Bank expects to pay the following future benefits to its employees upon their normal retirement age of 58:

(In millions of Won)
2008	9,862
2009	7,244
2010	10,272
2011	17,832
2012	31,178
2013 – 2017	303,706

The above amounts have been determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Bank before their normal retirement age.

28. Employee Stock Option Plan

Adoption of SFAS No. 123(R)

As discussed in Note 1, on January 1, 2006, the Bank adopted SFAS No. 123(R)- “Share-Based Payment” (“SFAS No. 123(R)”) and Staff Accounting Bulletin No. 107- “Share-Based Payment”, using the modified prospective application method, which requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. In connection with the adoption of SFAS No. 123(R), the combined net income impact in 2006 was (Won)4,341 million which includes an increase of (Won)2,654 million in compensation expense and (Won)1,687 million in cumulative effect of an accounting change, which recognizes the effect of initially measuring awards that will be settled in cash at their fair value. Basic and diluted earning per share from continuing operations and net income for the year ended December 31, 2006 were lower by (Won)7.9 and (Won)12.9, respectively.

Employee stock-based compensation plan

In 2005, the Bank granted 990,000 options, of which (i) 765,000, 15,000, 30,000 and 15,000 options are performance based and have an exercise price of (Won)46,800 and (Won)45,700 and (Won)49,200 and (Won)53,000, respectively, per option, and (ii) 165,000 options are subject to service requirements and their exercise price is indexed to the banking industrial index, with a minimum exercise price of (Won)46,800 per option.

In 2006, the Bank granted 940,000 options, which are subject to service requirements and their exercise price is indexed to the sum of the major 3 competitors’ total market cap, with a minimum exercise price of (Won)75,200 per option.

In 2007, the Bank granted 965,000 options, of which 30,000, 20,000, 885,000 and 30,000 options are subject to service requirements and their exercise price is indexed to the sum of the major 3 competitors’ total market cap, with a minimum exercise price of (Won)85,500, (Won)79,700, (Won)77,100 and (Won)84,500 options, respectively, per option.

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

The following table summarizes the information about stock option activity under the Bank’s stock-based compensation plans for the years ended December 31, 2005, 2006 and 2007:

	2005		2006		2007
	Number of stock options	Weighted average exercise price (Won)	Number of stock options	Weighted average exercise price (Won)	Number of stock options	Weighted average exercise price (Won)
Outstanding, beginning of year	2,532,054	43,412	3,209,794	49,172	3,235,568	59,002
Granted	990,000	49,200	940,000	80,900	965,000	77,645
Exercised	(239,513)	30,731	(698,897)	46,401	(203,991)	49,078
Forfeited	(72,747)	43,056	(215,329)	48,695	(185,733)	51,644

Outstanding, end of year	3,209,794	49,172	3,235,568	59,002	3,810,844	64,775

Exercisable at year-end	1,256,161	49,450	714,701	50,522	1,226,249	50,471

In connection with the stock-based compensation plan, the Bank recognized (Won)36,760 million, (Won)16,865 million and (Won)7,513 million of expenses for the years ended December 31, 2005, 2006 and 2007, respectively.

Total fair value of shares vested during 2005, 2006 and 2007 were (Won)11, 364 million, (Won)5,673 million and (Won)16,207 million, respectively.

The fair value of each option award is estimated using a Black-Scholes option pricing model based on the assumptions noted in the table below. Expected volatility is based on the historical volatility of the Bank’s stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees’ actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the Korean government treasury bond rate where the remaining term equals the expected term. Dividend yield is based on the Bank’s historical dividend payout ratio. The assumptions that were used for the valuation of each option at the grant date for the years ended December 31, 2005, 2006, and 2007 are as follows:

For options granted during	2005	2006	2007
Expected annual dividend yield	1.25%	0.69%	2.35%
Expected volatility	44.62%	29.29%	28.47%
Risk-free interest rate	3.95%	4.34%	4.98%
Expected option life	3.0 years	3.0 years	2.9 years

The following table summarizes the information about stock options outstanding as of December 31, 2007:

	Options outstanding				Options exercisable
Exercise price (Won)	Number of stock options (1)	Weighted average remaining contractual life (2)	Weighted average exercise price (Won)	Intrinsic value (Mil Won)	Number of stock options	Weighted average exercise price (Won)	Intrinsic value (Mil Won)
28,027	69,723	1.21	28,027	2,829	69,723	2,829	28,027
35,500	70,993	3.22	35,500	2,350	70,993	2,350	35,500
40,500	5,091	3.66	40,500	143	5,091	143	40,500
42,200	3,351	3.22	42,200	88	3,351	88	42,200
43,800	26,712	3.22	43,800	662	26,712	662	43,800
45,700	8,827	5.33	45,700	202	—	—	—
46,100	54,250	4.11	46,100	1,221	54,250	1,221	46,100
46,800	518,194	5.22	46,800	10,761	—	—	—
48,500	10,000	4.23	48,500	201	10,000	201	48,500
48,800	10,000	4.23	48,800	198	10,000	198	48,800
49,200	30,000	5.56	49,200	474	—	—	—
50,600	610,000	4.84	50,600	10,980	610,000	10,980	50,600
51,200	75,000	1.88	51,200	1,305	75,000	1,305	51,200
53,000	7,212	5.65	53,000	113	—	—	—
57,100	225,094	2.22	57,100	2,589	225,094	2,589	57,100
58,600	10,000	3.22	58,600	100	10,000	100	58,600
58,800	23,899	2.57	58,800	234	23,899	234	58,800
59,000	90,000	5.22	59,000	803	—	—	—
60,300	5,077	5.22	60,300	42	—	—	—
61,000	10,182	5.22	61,000	77	—	—	—
63,600	10,072	5.22	63,600	50	—	—	—
63,800	10,031	5.22	63,800	48	—	—	—
71,538	22,146	3.22	71,538	—	22,146	—	71,538
77,100	885,000	7.11	77,100	—	—	—	—
79,700	20,000	6.83	79,700	—	—	—	—
81,700	925,000	6.23	81,700	—	—	—	—
84,500	30,000	7.23	84,500	—	—	—	—
85,100	5,000	6.23	85,100	—	—	—	—
85,500	30,000	6.33	85,500	—	—	—	—
129,100	9,990	3.24	129,100	—	9,990	—	129,100

	3,810,844				1,226,249

(1)	Number of stock options vested and expected to vest were 3,212,326.
(2)	Contractual life indicates the sum of service (vesting) period and exercise period.

The total intrinsic value of options exercised for the years ended December 31, 2006 and 2007 were (Won)19,264 million and (Won)6,788 million, respectively. The total amount of cash received from the exercise of share options for the years ended December 31, 2006 and 2007 were (Won)10,615 million and nil, respectively.

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

Other investments: Other investments include venture capital securities and non-marketable or restricted equity securities, which are included in “Investments” in the Bank’s consolidated balance sheets. The fair values of the venture capital securities are estimated based on investee transactions with unaffiliated parties, management’s review of the investee’s financial results and condition, or the latest obtainable net asset value of the investees. The fair values of the non-marketable or restricted equity securities are recorded at costs.

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

Secured borrowings: The fair values for securities sold under agreements to repurchase are estimated using discounted cash flow calculation that applies interests currently being offered for securities sold under agreements to repurchase with similar maturities. The fair values for beneficial interests issued by the SPEs are estimated using quoted market price.

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

The estimated fair values of the Bank’s financial instruments as of December 31, 2006 and 2007 were as follows:

	2006		2007
(In millions of Won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	3,774,518	3,774,518	2,770,463	2,770,463
Restricted cash	3,277,144	3,277,144	3,996,496	3,996,496
Interest-bearing deposits in other banks	423,148	423,148	69,003	69,003
Call loans and securities purchased under resale agreements	1,737,881	1,737,881	1,628,107	1,628,107
Trading assets	3,744,406	3,744,406	6,594,318	6,594,318
Investments	25,347,999	25,285,603	24,684,522	24,323,961
Loans, net	149,215,562	149,389,083	170,721,031	169,962,928
Due from customers on acceptances	620,007	620,007	1,106,135	1,106,135
Accrued interest and dividends receivable	802,107	802,107	898,965	898,965
Security deposits	1,190,412	1,190,412	1,335,395	1,335,395
Other assets- hedging derivatives	636	636	394	394
Other assets- loans held-for-sale	30,042	30,042	92,929	92,929
Other assets- off-balance sheet instruments	12,619	12,619	29,874	29,874
Financial liabilities:
Interest-bearing deposits	125,195,038	125,171,382	134,759,588	134,762,772
Non-interest-bearing deposits	4,344,967	4,344,967	3,678,043	3,678,043
Call money	167,776	167,776	794,138	794,138
Trading liabilities	1,223,182	1,223,182	1,811,922	1,811,922
Acceptances outstanding	620,007	620,007	1,106,135	1,106,135
Other borrowed funds	10,627,306	10,620,827	7,776,218	7,772,417
Accrued interest payable	3,698,397	3,698,397	4,195,516	4,195,516
Secured borrowings	7,462,648	7,466,497	6,314,916	6,322,690
Long-term debt	21,674,838	22,289,381	36,306,920	36,063,399
Other liabilities- hedging derivatives	—	—	14,803	14,803
Other liabilities- off-balance sheet instruments	12,619	12,619	29,874	29,874

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit and other lending commitments are immaterial to the consolidated financial statements.

30. Derivative Instruments and Hedging Activities

Until the prior year, the Bank’s hedge accounting was applied exclusively to those interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffective portion was recognized in earnings until the prior year. In 2007, the Bank began using standard statistical methods of regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of the hedging relationships involving interest rate swaps (i.e., the Bank applied the “long-haul” method of hedge accounting). Loss related to hedge ineffectiveness of (Won)224 million was recognized in earnings for the year ended December 31, 2007.

The Bank applied fair value hedge accounting for the interest rate swap transactions which qualified for hedge accounting. Fair values of derivatives not qualifying for hedge accounting are reflected in “Trading assets” or “Trading liabilities” and any changes in fair values related to these derivatives transactions are reflected in “Net Trading Revenue”. The fair values of derivatives qualifying for hedge accounting are included in “Other assets” or “Other liabilities” and the earnings impact of these fair value hedges and the change in fair value attributable to the risk being hedged for the hedged item are included in “Other non-interest income” or “Other non-interest expenses.”

In the normal course of business, the Bank enters into derivatives and foreign exchange contracts to manage the risk exposures of its customers. The Bank also uses derivative instruments in reducing risk exposures relating to fluctuations in its own trading accounts, and asset and liabilities in response to interest rate and foreign exchange risks.

The Bank uses interest rate derivatives principally to manage exposure to fluctuations in fair value in response to interest rate risk. Pay-fixed receive-variable interest rate swaps are used to convert fixed rate assets, principally debt securities, into synthetic variable rate instruments. Receive-fixed pay-variable interest rate swap contracts are used to convert fixed rate funding sources, principally fixed rate debt, into synthetic variable rate funding instruments. Cross-currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. Cross-currency swaps are used by the Bank to convert asset and funding denominated from one currency into another currency.

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

31. Commitments and Contingencies

Legal proceedings

The Bank is a party to certain legal actions arising in the normal course of its operations. Other than the legal proceedings discussed below, management believes that these actions are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position, liquidity or results of operations.

a)	In March 2001, an individual filed a lawsuit with the Seoul Central District Court requesting the court to order a revocation of the merger with H&CB. Despite the dismissal of certain motions filed in connection with the lawsuit, the case is still pending. Additional persons have joined the lawsuit as plaintiffs. In November 2003, the Seoul Central District Court decided the case in the Bank’s favor. The individual, however, appealed the decision to the Seoul High Court. On March 30, 2005, the Seoul High Court denied the plaintiff’s appeal. The plaintiff then appealed the decision to the Supreme Court in May 2005. The case is still pending.

b)	During the first quarter of 2004, the National Tax Service completed the tax audit for the years 1998 through 2001. As a result of the tax audit, the Bank was assessed (Won)124 billion for tax deficiencies. The Bank paid the entire amount, but the Bank appealed the assessment to the National Tax Tribunal, which ruled in favor of the National Tax Service of Korea in part. In 2005 and 2006, the Bank filed various administrative lawsuits appealing the judgment of the National Tax Tribunal. The Bank previously had one lawsuit pending at the Seoul High Court, which was decided in the Bank’s favor in April 2008. The National Tax Service of Korea appealed the case to the Supreme Court of Korea, where it remains pending. The Bank has two additional lawsuits on this matter currently pending at the Supreme Court of Korea.

c)	In 2005, certain individuals, including one of the Bank’s employees, fabricated and distributed counterfeit certificates of deposit (“CDs”), with the Bank as issuer. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative came to own the counterfeit CDs and requested the Bank to make payments on the CDs, which were rejected by the Bank. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative commenced legal proceedings against the Bank in the Seoul Central District Court in September 2005 for claims of (Won)40,108 million and (Won)25,217 million, respectively, and the district court ruled for the plaintiffs in both proceedings. The Bank appealed both cases to the Seoul High Court, which dismissed the Bank’s appeals in June 2007. The Bank has appealed both cases to the Supreme Court of Korea, where the lawsuits are currently pending. Also as a result of this incident, the Financial Supervisory Service closed for three months the Bank’s branch where the implicated individual was employed, issued warnings to certain Bank’s executive officers and required the Bank to discipline 26 other employees.

d)	The Bank has been designated by the Korea government as a “lottery issuer” and has been permitted to conduct ticket sales, marketing and sales network management since 2002, and received certain fees in connection with managing lottery prize payout and marketing activities. In February 2006, the Korean government indicted the former team head of the Bank’s lottery department and several other individuals in connection with excessive fees paid to a subcontractor by the government. The subcontractor, Korea Lottery Service Inc. (“KLS”), was hired by the Bank with the Korean government’s approval in connection with the Bank’s lottery operations, and fees paid to such subcontractor were deducted prior to transferring any profit received by the Bank to the government. In December 2007, the Seoul Central District Court found the former head of the Bank’s lottery department guilty but ruled in favor of the other defendants. Both the former head of the Bank’s lottery department and the prosecutor’s office appealed the case to the Seoul High Court, and the appeal is currently pending.

In August 2006, the Korean government filed a lawsuit against the Bank, KLS and an accounting firm who provided the estimation for the lottery commission rate of (Won)321 billion in connection with excessive lottery commission fees paid to KLS. The case is still pending as of December 31, 2007.

In April 2004, the Lottery Commission of the Korean government revised the fee rate for fees payable to Korea Lottery Service Inc. by reducing it from 9.523% to 3.144%. KLS filed a lawsuit with the Seoul

Central District Court claiming that such reduction by the Lottery Commission was invalid and demanding the payment of approximately W20 billion of unpaid fees by the Bank, which is the difference between the fees payable by the Bank under the previous rate and the revised rate in respect of fees incurred in May 2004. In December 2006, the Seoul Central District Court ruled in favor of KLS, and the Bank appealed to the Seoul High Court in January 2007. In May 2008, the Seoul High Court ruled in favor of Korea Lottery Service Inc. in part but reduced the amount of damages to W4.5 billion, and the Bank is currently evaluating whether to appeal such decision.

In addition, in January 2007, KLS filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of (Won)446 billion, which is the difference between the fees payable by the Bank under the previous rate and the revised rate, for fees incurred from June 2004 to December 2006. The lawsuit is currently pending at the Seoul Central District Court.

e)	In September 2006, the Korea Fair Trade Commission ordered the Bank to cease, and assessed an administrative fine against the Bank in the aggregate amount of (Won)6.4 billion in connection with, the following practices:

•	not reducing the interest rates on certain of the Bank’s adjustable-rate home equity loans in prior years despite a decline in market interest rates;

•	collecting unauthorized early repayment commissions from the Bank’s customers in connection with certain of the Bank’s housing loans; and

•	paying KB Asset Management a management fee higher than that of other asset management companies with respect to certain money market fund products.

In November 2006, the Bank paid the full amount of (Won)6.4 billion, after filing a lawsuit with the Seoul High Court in October 2006 to revoke the order. In January 2008, the Seoul High Court ruled in favor of the Korea Fair Trade Commission regarding the orders with respect to the first and third practices described above, and in favor of the Bank regarding the order with respect to the second practice described above. Furthermore, the Seoul High Court ruled that the administrative fine imposed in connection with the first practice described above was excessive and ordered a reassessment. The Bank and the Korea Fair Trade Commission both appealed the ruling to the Supreme Court, where it is still pending.

f)	During the first half of 2007, the National Tax Service of Korea completed a tax audit for the years 2002, 2003, 2004 and 2005, as a result of which the Bank was assessed (Won)189,509 million (including residence tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income tax amounting to (Won)292,337 million (including residence tax) for tax deficiencies. The Bank paid the entire amount of such additional assessments in 2007. The Bank subsequently filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to (Won)481,846 million (including residence tax) and recorded (Won)480,563 million of such income tax paid as “Other Assets” in the consolidated financial statements as of December 31, 2007 upon adoption of FIN No. 48. The case is currently pending.

Lease commitments

All leases entered into by the Bank as lessee are operating leases. Total rental expenses for the years ended December 31, 2005, 2006 and 2007 were W91,028 million, W95,356 million and W129,538 million, respectively. Pursuant to the terms of lease agreements pertaining to premises and equipment in effect at December 31, 2007, future minimum rental payments under non-cancelable operating lease terms are as follows:

(In millions of Won)
2008	107,603
2009	72,114
2010	45,477
2011	27,642
2012	14,494
Thereafter	3,161

Total	270,491

In lieu of rent, certain lease agreements require the Bank to advance a non-interest bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate and is recorded as a security deposit in the consolidated balance sheets.

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

As of December 31, 2006 and 2007, the financial instruments whose contract amounts represent credit risk to the Bank were as follows:

	Contract amount
(In millions of Won)	2006	2007
Guarantees	2,222,637	3,489,898
Commercial letters of credit (1)	2,315,086	3,950,258
Unused lines of credit:
Commercial	24,141,707	25,175,871
Consumer (2)	52,588,463	53,626,874

(1)	The above contains advance payment refund guarantees and others which amount to (Won)1,037,576 million and (Won)1,292,868 million as of December 31, 2006 and 2007, respectively.
(2)	Of this amount, (Won)42,368,078 million and (Won)42,798,949 million as of December 2006 and 2007, respectively, relate to the unused credit card limits that may be cancelled by the Bank at any time.

Contingencies

As of December 31, 2007, the Bank had provided eleven promissory notes with a value of (Won)683,320 million to the Korean Housing Guarantee Co., Ltd. as collateral for the performance guarantee related to the real estate trust operations.

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2006 and 2007 were as follows:

(In millions of Won)	2006	2007
Trading securities	—	167,956
Available-for-sale securities	347,662	107,016
Held-to-maturity securities	8,087,627	8,340,559
Other investment securities	258	258
Loans	658,855	307,476
Real estate	8,768	8,655

Total	9,103,170	8,931,920

Obligation under guarantees

The Bank provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Guarantee arrangements have been recorded on the Bank’s consolidated balance sheet at their fair value at inception as “Other liabilities” with an offsetting entry in “Other assets”. As cash is received under such arrangements and applied to other assets, the liability recorded at inception is amortized into fees and commissions over the life of the contract. The table below summarizes all of the Bank’s guarantees under FIN No. 45 as of December 31, 2007.

(In millions of Won)	Expire within one year	Expire after one year	Total	Maximum potential amount of future payment or notional amounts
Financial guarantees	102,438	182,610	285,048	285,048
Performance guarantees	1,851,164	1,353,686	3,204,850	3,204,850
Liquidity facilities to SPEs	507,872	864,193	1,372,065	1,372,065
Credit derivatives	—	3,000	3,000	3,000
Trust Fund Guarantees	499,722	2,788,141	3,287,863	3,287,863

Total	2,961,196	5,191,630	8,152,826	8,152,826

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

As of December 31, 2006 and 2007, the carrying amount of the liabilities related to financial and performance guarantees amounted to (Won)8,254 million and (Won)16,092 million, respectively.

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase agreements to SPEs for which the Bank serves as the administrator. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Bank had commitments to provide liquidity to SPEs up to (Won)2,338 billion and (Won)1,372 billion as of December 31, 2006 and 2007, respectively. As of December 31, 2006 and 2007, the carrying amount of these liabilities amounted to (Won)4,365 million and (Won)13,782 million, respectively. Although the Bank does not sell assets to these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase agreements, the Bank is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Bank has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized.

The Bank enters into certain guarantee contracts that meet the characteristics of a derivative under SFAS No. 133. Such credit derivatives effectively guarantee the return on counterparty’s referenced portfolio of assets. These derivatives are recorded on the balance sheet at fair value in trading assets/liabilities. As of December 31, 2006 and 2007, the carrying amount of these derivatives amounted to nil and (Won)4 million, respectively.

Loans sold with recourse represent certain non-performing loans the Bank sold to KAMCO prior to 1999 (See Note 3). As of December 31, 2006 and 2007, the Bank had recorded in “Other liabilities” (Won)49 million and nil, respectively, representing its estimated obligation to repurchase the loans sold with recourse.

In the normal course of the Bank’s business, indemnification clauses are often included in standard contracts with an assessment that risk of loss is remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected in the consolidated balance sheets as of December 31, 2006 and 2007 related to these indemnifications.

32. Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 99% of the Bank’s loan portfolio as of December 31, 2006 and 2007. Investments in debt and equity securities of Korean entities comprised 99% of the Bank’s investment portfolio, including investments held by the Bank’s venture capital subsidiaries, as of December 31, 2006 and 2007.

Credit risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions.

The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentration risks and to obtain collateral when deemed necessary. No entity was responsible for 10% or more of the Bank’s total interest and dividend income for the years ended December 31, 2005, 2006 or 2007.

The table below indicates major products including exposures of on-balance sheet loans and off-balance sheet credit instruments (principally unused credit lines) as of December 31.

	2006			2007
(In millions of Won)	Total credit exposure	On-balance sheet	Off-balance sheet	Total credit exposure	On-balance sheet	Off-balance sheet
Commercial and industrial loans	65,972,267	48,182,828	17,789,439	80,341,917	60,944,632	19,397,285
Construction loans	8,858,478	6,504,446	2,354,032	11,062,792	8,843,237	2,219,555
Other commercial loans	4,521,647	1,408,645	3,113,002	5,232,068	1,797,202	3,434,866
Mortgages and home equity loans	65,398,652	63,982,344	1,416,308	67,200,778	65,819,452	1,381,326
Credit card loans	51,322,988	8,954,910	42,368,078	53,227,884	10,428,935	42,798,949
Other consumer loans	30,393,074	21,588,997	8,804,077	32,465,720	23,019,866	9,445,854
Foreign loans	1,666,100	780,866	885,234	1,460,376	1,335,466	124,910

Total	228,133,206	151,403,036	76,730,170	250,991,535	172,188,790	78,802,745

33. Related Party Transactions

A number of banking transactions are entered into with related parties in the normal course of business. These include loans, borrowings, acceptances outstanding and receivables. These transactions are carried out on commercial terms and conditions and at market rates, and are disclosed below.

Associates

The Bank has business relationships with a number of companies in which the Bank owns significant equity interests.

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

Related party	Relationship with the related party	Relationship in financial years	Remark
Daewoo Shipbuilding & Marine Engineering Co., Ltd. (“DSME”)	Non-executive director	Mar 2002 to Mar 2008	In March 2008, the director resigned from the Bank.

MoneyToday, Ltd.	Non-executive director	Mar 2005 to Mar 2008	In March 2008, the director resigned from the Bank.

LG International Corp. (“LGInt.”)	Non-executive director	Mar 2006 onwards	Mar 2006 onwards

Hite Brewery Co., Ltd. (“HITE”)	Non-executive director	Aug 2007 to Mar 2008	In March 2008, the director resigned from the Bank.

Uclick Co., Ltd.(“Uclick”)	Non-executive director	Mar 2008 onwards	Mar 2008 onwards

SK Holdings Co., Ltd. (“SK”)	Non-executive director	Mar 2008 onwards	Mar 2008 onwards

Loans to related parties

The table below summarizes the changes in the amount of loans to directors, director nominees and executive officers.

(In millions of Won)	2006	2007
Loans, January 1,	4,283	6,396
New loans	2,999	4,035
Repayments	886	548

Loans, December 31,	6,396	9,883

The outstanding balances as of December 31, 2005, 2006 and 2007 and the related expense and income for the years then ended with respect to related party transactions were as follows:

	2005
(In millions of Won)	Trusts (1)	Janssen Korea	DSME	Money Today	SEM	EG	LGInt.	KB Life	ING Life	Directors
Loans	—	—	—	—	50,000	951	400	—	—	4,283
Due from customers on acceptances	—	—	49,212	—	—	4	—	—	—	—
Receivables	36,793	—	—	—	—	—	—	—	—	—
Borrowings	1,050,915	—	—	—	—	—	—	—	—	—
Interest income on loans	—	81	1	16	1,403	—	9	—	—	272
Fees and commission income	145,813	—	44	—	—	—	—	30,102	11,476	—
Interest expense on borrowings	29,229	—	—	—	—	—	—	—	—	—

(1)	See Note 36

	2006
(In millions of Won)	Trusts (1)	DSME	Money Today	SEM	HCF	LGInt.	KB Life	ING Life	Directors
Loans	—	—	—	—	—	2,930	—	—	6,396
Due from customers on acceptances	—	29,630	—	—	—	4,395	—	—	—
Receivables	12,075	—	—	—	—	—	—	—	—
Borrowings	1,266,518	—	—	—	—	—	—	—	—
Interest income on loans	—	—	7	640	513	48	—	—	325
Fees and commission income	117,719	187	—	—	—	5	35,204	11,340	—
Interest expense on borrowings	47,506	—	—	—	—	—	—	—	—

(1)	See Note 36

	2007
(In millions of Won)	Trusts (1)	DSME	Money Today	SK	HITE	LGInt	Uclick	KB Life	ING Life	Directors
Loans	—	—	217	150,000	20,000	36,103	652	—	—	9,883
Due from customers on acceptances	—	18,011	—	—	—	5,765	—	—	—	—
Receivables	12,334	—	—	—	—	—	—	—	—	—
Borrowings	1,411,089	—	—	—	—	—	—	—	—	—
Interest income on loans	—	—	—	8,295	1,079	1,200	35	5	—	565
Fees and commission income	113,246	110	—	92	—	24	—	43,452	8,814	—
Interest expense on borrowings	72,628	—	—	—	—	—	—	—	—	—
Purchase of equipment	—	—	—	—	—	—	116	—	—	—
Purchase of intangible assets	—	—	—	—	—	—	2,118	—	—	—

(1)	See Note 36

34. Operating Subsidiaries

Operating subsidiaries of the Bank as of December 31, 2006 and 2007 were as follows:

	Country of incorporation	Percentage ownership (1)
		2006	2007
KB Data Systems Co., Ltd.	Korea	99.99%	99.99%
KB Futures Co., Ltd.	Korea	99.98%	99.98%
KB Investment Co., Ltd.	Korea	99.99%	99.99%
Kookmin Bank Int’l Ltd.	United Kingdom	100.00%	100.00%
KB Asset Management Co., Ltd.	Korea	80.00%	80.00%
KB Real Estate Trust Co., Ltd.	Korea	99.99%	99.99%
Jooeun Industrial Co., Ltd. (2)	Korea	99.99%	99.99%
Kookmin Bank Hong Kong Ltd.	Hong Kong	100.00%	100.00%
KB Credit Information Co., Ltd.	Korea	99.73%	99.73%

(1)	Direct and indirect ownership are combined.
(2)	The dissolution of Jooeun Industrial Co., Ltd. was approved during the stockholders’ meeting of the company on March 19, 2002.

All holdings are in the common shares of the undertaking concerned. Certain VIEs, which have been consolidated in accordance with FIN No. 46(R) as of December 31, 2006 and 2007, are not included in the list of operating subsidiaries.

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

Operating income and expenses and interest income and expense, related to both third party and inter-segment transactions, are included in determining the operating earnings of each segment. The provision for income tax is comprised of corporate income tax and resident tax surcharges. The income tax expenses are allocated to the respective segment based on performance. Transactions between the business segments are reflected on terms established by management.

The segment results were prepared based on Korean GAAP and a reconciliation to U.S. GAAP has been provided for certain line items. Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

A summary of the business segment results is shown in the following table:

Year ended December 31, 2005	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Total Segment	Inter-segment Transactions (1)	U.S. GAAP Adjustments	Total
	(In millions of Won)
Operating income	9,168,892	4,266,647	7,109,326	2,192,790	2,797,177	25,534,832	(6,550,836)	(5,482,014)	13,501,982
Operating expenses	7,348,750	3,769,841	6,900,655	1,511,749	2,671,588	22,202,583	(6,477,613)	(6,041,610)	9,683,360

Segment results	1,820,142	496,806	208,671	681,041	125,589	3,332,249	(73,223)	559,596	3,818,622

Interest income	8,591,845	4,125,769	1,872,344	2,056,876	1,081,688	17,728,522	(6,275,758)	(794,792)	10,657,972
Interest expense	5,373,455	2,899,684	1,871,473	295,782	973,760	11,414,154	(6,683,028)	25,405	4,756,531

Net interest income (expense)	3,218,390	1,226,085	871	1,761,094	107,928	6,314,368	407,270	(820,197)	5,901,441
Provision for (reversal of provision for) credit losses	371,697	375,696	(39)	608,140	15,696	1,371,190	(341,745)	(416,340)	613,105
Non-interest income	577,047	140,878	5,236,982	135,914	1,715,489	7,806,310	(275,078)	(4,687,222)	2,844,010
Non-interest expenses	1,418,899	451,542	5,028,179	569,090	1,596,318	9,064,028	548,730	(5,651,647)	3,961,111

Net non-interest income (expenses)	(841,852)	(310,664)	208,803	(433,176)	119,171	(1,257,718)	(823,808)	964,425	(1,117,101)
Depreciation and amortization	184,699	42,919	1,042	38,737	85,814	353,211	(1,570)	972	352,613

Extraordinary gain	—	—	—	—	—	—	—	—	—
Net income (loss) before tax expense (benefits)	1,820,142	496,806	208,671	681,041	125,589	3,332,249	(73,223)	559,596	3,818,622
Income tax expense	500,539	136,621	57,385	187,287	118,244	1,000,076	5,976	93,668	1,099,720
Minority interests	—	—	—	—	—	—	—	2,705	2,705
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—

Net income (loss)	1,319,603	360,185	151,286	493,754	7,345	2,332,173	(79,199)	463,223	2,716,197

Segments’ total assets	85,228,601	45,898,872	36,021,510	8,431,323	8,951,346	184,531,652	(1,628,930)	(4,394,666)	178,508,056

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

Year ended December 31, 2006	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Total Segment	Inter-segment Transactions (1)	U.S. GAAP Adjustments	Total
	(In millions of Won)
Operating income	10,372,125	5,264,795	8,967,453	2,255,927	2,456,546	29,316,846	(8,699,628)	(6,332,656)	14,284,562
Operating expenses	8,679,272	4,759,951	8,950,173	1,522,010	1,891,295	25,802,701	(8,610,045)	(7,427,996)	9,764,660

Segment results	1,692,853	504,844	17,280	733,917	565,251	3,514,145	(89,583)	1,095,340	4,519,902

Interest income	9,503,999	4,937,620	2,738,507	1,907,104	1,042,109	20,129,339	(7,861,936)	(862,451)	11,404,952
Interest expense	6,417,851	3,857,489	2,837,558	347,364	278,028	13,738,290	(8,346,244)	(49,676)	5,342,370

Net interest income (expense)	3,086,148	1,080,131	(99,051)	1,559,740	764,081	6,391,049	484,308	(812,775)	6,062,582
Provision for (reversal of provision for) credit losses	421,506	353,132	(5)	388,376	18,612	1,181,621	(153,156)	(1,128,391)	(99,926)
Non-interest income	868,126	327,175	6,228,946	348,823	1,414,437	9,187,507	(837,692)	(5,470,205)	2,879,610
Non-interest expenses	1,685,804	514,710	6,111,728	749,389	1,492,542	10,554,173	(108,451)	(6,247,294)	4,198,428

Net non-interest income (expenses)	(817,678)	(187,535)	117,218	(400,566)	(78,105)	(1,366,666)	(729,241)	777,089	(1,318,818)
Depreciation and amortization	154,111	34,620	892	36,881	102,113	328,617	(2,194)	(2,635)	323,788

Extraordinary gain	—	—	—	—	—	—	—	—	—
Net income (loss) before tax expense (benefits)	1,692,853	504,844	17,280	733,917	565,251	3,514,145	(89,583)	1,095,340	4,519,902
Income tax expense	461,894	159,906	4,939	243,222	87,908	957,869	(313)	465,348	1,422,904
Minority interests	—	—	—	—	—	—	—	4,745	4,745
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	(1,687)	(1,687)

Net income (loss)	1,230,959	344,938	12,341	490,695	477,343	2,556,276	(89,270)	623,560	3,090,566

Segments’ total assets	88,647,438	56,422,392	36,847,803	8,703,817	10,047,610	200,669,060	(1,755,624)	(5,935,191)	192,978,245

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

Year ended December 31, 2007	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Total Segment	Inter-segment Transactions (1)	U.S. GAAP Adjustments	Total
	(In millions of Won)
Operating income	11,465,514	7,048,300	9,019,943	2,238,803	3,482,028	33,254,588	(10,727,867)	(5,721,523)	16,805,198
Operating expense	9,611,829	6,463,264	9,045,737	1,532,613	1,957,687	28,611,130	(10,629,155)	(6,142,579)	11,839,396

Segment results	1,853,685	585,036	(25,794)	706,190	1,524,341	4,643,458	(98,712)	421,056	4,965,802

Interest income	10,304,640	6,372,668	3,459,384	1,997,440	1,339,041	23,473,173	(9,596,017)	(1,084,815)	12,792,341
Interest expense	7,350,859	5,280,951	3,516,996	449,045	342,331	16,940,182	(10,142,560)	(110,174)	6,687,448

Net interest income (expense)	2,953,781	1,091,717	(57,612)	1,548,395	996,710	6,532,991	546,543	(974,641)	6,104,893
Provision for credit losses	84,110	416,403	23	19,468	27,524	547,528	(61)	(529,093)	18,374
Non-interest income	1,160,874	675,632	5,560,559	241,363	2,142,987	9,781,415	(1,131,850)	(4,636,708)	4,012,857
Non-interest expenses	1,941,470	728,371	5,527,876	1,020,704	1,477,086	10,695,507	(484,195)	(5,496,620)	4,714,692

Net non-interest income (expenses)	(780,596)	(52,739)	32,683	(779,341)	665,901	(914,092)	(647,655)	859,912	(701,835)
Depreciation and amortization	235,390	37,539	842	43,396	110,746	427,913	(2,339)	(6,692)	418,882

Extraordinary gain	—	—	—	—	—	—	—	—	—
Net income (loss) before tax expense (benefits)	1,853,685	585,036	(25,794)	706,190	1,524,341	4,643,458	(98,712)	421,056	4,965,802
Income tax expense (benefit)	515,511	170,853	(6,915)	200,928	902,674	1,783,051	(503)	(576,115)	1,206,433
Minority interests	—	—	—	—	—	—	—	4,262	4,262
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—

Net income (loss)	1,338,174	414,183	(18,879)	505,262	621,667	2,860,407	(98,209)	992,909	3,755,107

Segments’ total assets	90,257,424	73,194,276	38,573,300	9,950,104	13,024,404	224,999,508	(1,955,064)	(5,361,676)	217,682,768

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

The allowance for loan losses under U.S.GAAP for each segment is as follows:

(In millions of Won)	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Total
As of December 31, 2006	614,470	1,591,482	1,792	205,151	55,483	2,468,378
As of December 31, 2007	427,835	1,231,263	745	165,054	39,132	1,864,029

Following is a reconciliation of the business segments’ total assets under Korean GAAP as of December 31, 2005, 2006 and 2007 to the consolidated total assets under U.S.GAAP;

(In millions of Won)	2005	2006	2007
Segments’ total assets	184,531,652	200,669,060	224,999,508

U.S. GAAP adjustments	(4,394,666)	(5,935,191)	(5,361,676)

Cash and cash equivalents	251,659	897,468	293,389
Restricted cash	(540)	(42,560)	(108,624)
Interest-bearing deposits in other banks	(334,851)	(69,074)	(76,214)
Call loans and securities purchased under resale agreements	180,992	48,091	7,576
Trading assets	(2,910,641)	(3,068,912)	(2,842,889)
Investment	(1,644,442)	(1,687,595)	(1,769,326)
Loans (net of allowance for loan losses)	1,280,195	1,537,540	1,810,489
Premises and equipment, net	(524,364)	(527,879)	(642,257)
Accrued interest and dividends receivable	(95,999)	(336,757)	(342,282)
Security deposits	(10,386)	(5,086)	(7,435)
Goodwill	15,880	94,156	172,478
Other intangible assets	196,405	114,157	66,766
Other assets	(798,574)	(2,888,740)	(1,923,347)

Inter-segment transactions	(1,628,930)	(1,755,624)	(1,955,064)

Consolidated total assets	178,508,056	192,978,245	217,682,768

Following is a reconciliation of the business segment’s operating income under Korean GAAP for the years ended December, 31, 2005, 2006 and 2007 to the consolidated operating income under U.S. GAAP:

(In millions of Won)	2005	2006	2007
Segments’ operating income	25,534,832	29,316,846	33,254,588

U.S. GAAP adjustments	(5,482,014)	(6,332,656)	(5,721,523)

Interest and dividend income:
Deposits in other banks	(16,419)	(24,849)	(22,759)
Loans, including fees	(623,466)	(713,876)	(859,455)
Trading assets	(118,490)	(126,687)	(134,357)
Investment securities	(53,185)	(2,694)	(70,591)
Call loans and securities purchased under resale agreements	16,768	5,655	2,347

	(794,792)	(862,451)	(1,084,815)

Non-interest income:
Trust fees, nets	35,246	29,871	21,759
Other fees and commission income	673,708	755,210	841,740
Net trading revenue	(4,878,940)	(5,424,014)	(4,806,311)
Net gain on investments	(291,639)	(247,596)	(30,723)
Other non-interest income	(225,597)	(583,676)	(663,173)

	(4,687,222)	(5,470,205)	(4,636,708)

Inter-segment transactions	(6,550,836)	(8,699,628)	(10,727,867)

Consolidated operating income	13,501,982	14,284,562	16,805,198

The adjustments presented in the tables above represent consolidated assets and revenues not specifically allocated to individual business segments.

Differences between U.S. GAAP and Korean GAAP

The following is a summary of the significant adjustments made to consolidated total assets and revenue to reconcile the U.S. GAAP results with those under Korean GAAP.

Allowance for loan losses: under U.S. GAAP, the allowance for loan losses for specifically identified impaired non-homogeneous loans has been established based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate, (2) the fair value of the collateral if the loan was collateral dependent or (3) observable market prices if available. For homogeneous corporate and consumer loans, the allowance for the loan losses was established based on an evaluation of the historical performance of the loan portfolios. Under Korean GAAP, the allowance for loan losses has been determined at the larger of the allowance based on historical loss rates of loan portfolios or the one based on the loan classification guidelines and prescribed loss ratio of the Financial Service Commission. For the allowance for loan losses as of December 31, 2007, the Bank used allowance based on the Financial Service Commission Guidelines as it was greater than the one based on the historical loss rates.

Deferred loan costs: Under U.S. GAAP, certain employee and other costs associated with originating loans are deferred and amortized over the life of the related loans as an adjustment to the yield of the loans, net of any related fees received. Under Korean GAAP, origination costs related to wages and salaries are recognized as expense when accrued.

Securities and hedging derivatives accounting: Under U.S. GAAP, decreases in fair value with respect to all securities below the cost basis of an individual security and deemed to be other-than-temporary must be written off through a charge to income. In determining whether a decrease in fair value is other-than-temporary, the following factors were considered: the length of time and the extent to which the market value had been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Under Korean GAAP, when the recoverable value of available-for-sale or held-to-maturity securities is less than their amortized acquisition costs and there is any objective evidence of impairment, then their book value is adjusted to their recoverable amount, and the declines in book value are reflected in current loss as impairment losses.

Under U.S. GAAP, to qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be formally designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness would be assessed prospectively and retrospectively. Under Korean GAAP, the criteria that must be met in order to apply hedge accounting are less prescriptive. Accordingly, the majority of the derivatives accounted for as hedges under Korean GAAP do not qualify for hedge accounting under U.S. GAAP. This adjustment reflects the effects of the reversal of the hedge accounting treatment under Korean GAAP.

Loan sale accounting: Under U.S. GAAP, the transfer of loans was recorded as a sale if specific and prescriptive criteria were met relating to the transferor’s relinquishing control. If these criteria were not met, the transfer would be treated as a secured borrowing. Certain loan transfers (including those in connection with asset securitization transactions) that qualified for derecognition as sales under Korean GAAP did not meet U.S. GAAP criteria for derecognition as sales.

Fixed Assets: Under Korean GAAP, certain fixed assets were revalued upward in 1998. As a result of this revaluation, the revaluation gain is included in stockholders’ equity, and depreciation expense related to the revalued fixed assets is determined based on the new cost basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense is based on historical cost.

Goodwill: Under Korean GAAP, goodwill is amortized over its useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years. Under U.S. GAAP, goodwill is not amortized, but rather it is tested for impairment at least annually.

Finite-lived Intangible Assets: Under U.S. GAAP, finite-lived intangible assets which meet certain criteria are recognized in a business combination transaction and amortized over their useful lives. Under Korean GAAP, as the criteria that must be met in order to recognize intangible assets is not clearly specified, in practice, they are included as part of goodwill.

Foreign Currency Translation: Under U.S. GAAP, all unrealized gains and losses arising from available-for-sale securities are recorded in accumulated other comprehensive income (loss); however under Korean GAAP, the portion of unrealized gains and losses on available-for-sale securities arising from foreign currency translation were recognized in earnings.

Stock-based Compensation: Under U.S. GAAP, compensation costs of stock option are recognized using the fair value method. Under Korean GAAP, the compensation costs were recognized using the intrinsic value method by 2006, and prospectively, the costs are recognized using the fair value method from 2007.

Consolidation of Variable Interest Entities (“VIEs”): Under U.S. GAAP, VIEs for which the Bank has been determined to be the primary beneficiary are consolidated. Under Korean GAAP, certain VIEs which are established in the course of assets-backed securitizations of non-performing loans are deconsolidated under the

Law of Securitization, but the majority of the VIEs do not qualify for deconsolidation under U.S. GAAP. This adjustment reflects the effects of the reversal of the securitization accounting treatment under Korean GAAP.

Income tax expense: Under U.S. GAAP, a tax position taken or expected to be taken in a tax return is evaluated to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position, and then the tax positions that meet the more-likely-than-not criteria is measured to determine the amount of benefit to recognize in the financial statements. The tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized are reflected in the financial statements as adjustments of income tax expense, deferred tax assets/liabilities. In addition, interest and penalties related to tax positions are adjusted as a component of income tax expense. Under Korean GAAP, as the guidelines to recognize and measure the benefits of uncertain tax positions are not clearly specified, in practice, they are adjusted in income tax expense when realized.

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

37. Subsequent Events

Acquisition of Hannuri Investment & Securities Co. Ltd. (renamed as KB Investment & Securities Co., Ltd)

On March 11, 2008, the Bank acquired 9,580,000 common shares of Hannuri Investment & Securities Co., Ltd. from J.D.K. Investment Co., Inc. for (Won)266,324 million. As a result, the Bank owns 95.8% of the voting rights of KB Investment & Securities Co., Ltd. The total assets and liabilities as of January 1, 2008 under Korean GAAP are (Won)254,288 million and (Won)97,647 million, respectively.

Acquisition of shares of Joint Stock Company Bank CenterCredit (“JSC Bank CenterCredit”), a Kazakhstan bank.

In March 2008, the Bank entered into an agreement to acquire a 29.99% stake in JSC Bank CenterCredit, a Kazakhstan bank, for (Won)621,343 million and plan to acquire a controlling stake of 50.1% or more in JSC Bank CenterCredit within 30 months from the closing of the initial investment. The closing of the initial investment is subject to and will occur after the receipt of approvals from regulatory authorities in Korea and Kazakhstan.

Dividends declared

At the general stockholders’ meeting on March 20, 2008 the stockholders approved payment of cash dividend of 49% of par value to stockholders of record as of December 31, 2007. The cash dividend amounting to (Won)824,129 million was paid on March 25, 2008.